Form 20-F
period 2002-12-31
STORA ENSO CORP
filed 2003-06-25
CIK 1120557

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15112

STORA ENSO OYJ

(Exact name of Registrant as specified in its charter)

Stora Enso Corporation

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Kanavaranta 1

FIN-00160 Helsinki

Finland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Series R Shares, nominal value €1.70 each, represented by American Depositary Shares	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of Series R shares, nominal value €1.70 each, outstanding on December 31, 2002: 689,204,083

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past  90 days.

Yes ☒                        No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☒

i

INTRODUCTION

In this annual report, the “Company,” “we,” “us,” and “our” refer to Stora Enso Oyj or Stora Enso Oyj and its subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in euros. As used in this annual report:

•	“euro” or “€” means the common currency of those member states of the European Union participating in the Economic and Monetary Union;

•	“U.S. dollar” or “$” means the lawful currency of the United States of America;

•	“Finnish markka” or “FIM,” when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Finland and, when used with respect to any time or period from January 1, 1999 through December 31, 2001, means the sub-unit of the euro designated as such under the applicable regulations of the European Community;

•	“Swedish krona,” “Swedish kronor” or “SEK” means the lawful currency of the Kingdom of Sweden;

•	“British pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” means the lawful currency of Canada;

•	“Chinese renminbi” means the lawful currency of the People’s Republic of China; and

•	“DEM,” when used with respect to any time or period before January 1, 1999, means the lawful currency of the Federal Republic of Germany and, when used with respect to any time or period from January 1, 1999 through December 31, 2001, means the sub-unit of the euro designated as such under the applicable regulations of the European Community.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board, and include the financial statements of Stora Enso Oyj and our subsidiaries.

A reconciliation of amounts reported under IFRS to the amounts determined under generally accepted accounting principles in the United States (“U.S. GAAP”) and a discussion of the principal differences between IFRS and U.S. GAAP are set out in note 27 to our consolidated financial statements beginning on page F-1 of this annual report.

In this annual report, we are using “operating profit excluding non-recurring items and goodwill amortization” as a non-GAAP measure for the operating performance of our respective product areas. Operating profit excluding non-recurring items and goodwill amortization for our respective product areas equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Main non-recurring items for each of the years 2000, 2001 and 2002 are described under “Item 3. Key Information—Selected Financial Data.” Such non-recurring items are included in the items not reflected in operating profit excluding non-recurring items and goodwill amortization Management believes that, besides operating profit, operating profit excluding non-recurring items and goodwill amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding non-recurring items and goodwill amortization is presented to enhance the understanding of our historical operating performance. Operating profit excluding non-recurring items and goodwill amortization, however, should not be considered as an alternative to IFRS or U.S. GAAP measures of operating profit as an indicator of our operating performance. Operating profit excluding non-recurring items and goodwill amortization is not a measure of operating performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding non-recurring items and goodwill amortization is not meant to be predictive of potential future results.

We were created through the 1998 merger of the Swedish company Stora Kopparbergs Bergslags Aktiebolag (publ) (“STORA”) and the Finnish company Enso Oyj (“Enso”). In the merger, Enso’s name was changed to Stora Enso and the shares of STORA were exchanged for shares of Stora Enso. We accounted for the merger as a uniting of interests under IFRS. Accordingly, we have restated the historical information of STORA and Enso as if the companies had been combined for the periods presented. Under IFRS, Enso is the predecessor company of Stora Enso. Under U.S. GAAP, STORA is the predecessor company of Stora Enso.

FORWARD-LOOKING STATEMENTS

This annual report contains statements about our business that are not historical facts but, rather, are statements about future expectations, and may constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipates,” “believes,” “expects,” “intends,” “should” and similar expressions as they relate to our Company or our management are intended to identify forward-looking statements. Forward-looking statements in this annual report are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements, some of which are beyond our control. These factors include those described below under “Risk Factors” and in documents that we file with the Securities and Exchange Commission (the “SEC”) from time to time, as well as:

•	the impact of general economic conditions in Europe, North America, Asia and in other regions in which we currently do business;

•	industry conditions, including competition and fluctuation in prices of our products and the raw materials used to make them;

•	operating factors, including continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by our targeted customers, and success of existing and future collaboration arrangements;

•	changes in business strategy or development plans or targets;

•	changes in the degree of protection created by our patents and other intellectual property rights;

•	changes in laws and regulations, including monetary convergence and the further implementation of the European Union’s Economic and Monetary Union;

•	fluctuation in interest and exchange rates; and

•	access to capital markets.

The actual results or performance of our business could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our business, financial condition and results of operations. We do not intend to assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following table presents selected consolidated financial information of Stora Enso. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2002 have been derived from our audited consolidated financial statements for the relevant periods. All balances for the year 1998 have been restated from Finnish markkas into euros using the irrevocable conversion rate between the Finnish markka and the euro that was fixed on January 1, 1999 at €1.00 = FIM 5.94573. Our consolidated financial statement information will, however, not be comparable to the euro financial statement information of other companies that previously reported their financial information in a currency other than the Finnish markka.

We were created through the 1998 merger of STORA and Enso. For IFRS purposes, we have restated the historical information of STORA and Enso as if the companies had been combined for the periods presented. For U.S. GAAP purposes, the results of operations for the periods prior to the merger of STORA and Enso are those of STORA, the acquiror for U.S. GAAP purposes.

We report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 27 to our consolidated financial statements beginning on page F-1 of this annual report.

Solely for the convenience of the reader, the euro amounts for 2002 have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 24, 2003, which was  $1.00 = €0.8697.

	For the year ended December 31,
	1998(1)	1999	2000	2001	2002	2002
	€	€	€	€	€	$
	(in millions, except per share amounts)
INCOME STATEMENT DATA
IFRS
Sales	10,490	10,636	13,017	13,509	12,783	14,698
Operating costs	7,796	7,694	9,367	9,977	9,866	11,344
Depreciation, amortization and impairment costs	1,176	911	1,129	1,268	2,442	2,808
Other operating expenses/(income)	817	631	150	777	627	721
Operating profit (loss)(2)	701	1,400	2,371	1,487	(152)	(175)
Net financial items	(380)	(267)	(293)	(346)	(206)	(237)
Share of results of associated companies	10	10	21	80	15	17
Profit (loss) before tax and minority interest(2)	331	1,143	2,099	1,223	(343)	(394)
Income tax expenses	(146)	(392)	(650)	(300)	121	139
Profit (loss) after tax(2)	186	751	1,449	923	(222)	(255)
Minority interests	(0)	(5)	(14)	3	0	0
Net profit (loss) for the period(2)	185	746	1,435	926	(222)	(255)
U.S. GAAP
Net income (loss) for the period	14	550	2,155	875	(304)	(350)
Basic earnings (loss) per share	0.02	0.72	2.65	0.97	(0.34)	(0.39)
Diluted earnings (loss) per share	0.02	0.72	2.65	0.97	(0.34)	(0.39)

	As of and for the year ended December 31,
	1998(1)	1999	2000	2001	2002	2002
	€	€	€	€	€	$
	(in millions, except shares and per share amounts)
BALANCE SHEET DATA
IFRS
Cash and cash equivalents	595	642	744	247	169	194
Operating capital(3)	12,541	12,617	16,557	16,106	13,272	15,260
Total assets	15,422	16,038	21,323	20,558	18,214	20,942
Total indebtedness	6,558	5,769	6,856	6,410	5,176	5,951
Net indebtedness(4)	5,486	4,782	5,183	4,820	3,055	3,513
Minority interests	279	202	149	50	30	34
Share capital	1,278	1,278	1,576	1,542	1,530	1,759
Shareholders’ equity	5,272	5,957	8,571	8,989	8,157	9,379
Long-term debt	4,294	3,846	5,515	5,182	4,525	5,203
U.S. GAAP
Total assets	16,481	16,785	23,306	22,327	19,736	22,692
Shareholders’ equity	5,810	6,190	10,026	10,283	9,185	10,561

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,601	1,459	2,161	1,539	1,426	1,640
Net cash used in investing activities	(1,288)	(579)	(2,911)	(883)	(257)	(295)
Net cash used in financing activities	(71)	(845)	(853)	(1,145)	(1,234)	(1,419)
Dividends per share	0.35	0.40	0.45	0.45	0.45	0.52

OTHER FINANCIAL DATA
IFRS
Capital expenditures	869	740	769	857	878	1,010
Average number of shares outstanding (1,000)	759,574	759,580	812,040	901,506	889,606	889,606

	For the year ended December 31,
	1998(1)	1999	2000	2001	2002
SELECTED OPERATING DATA	(deliveries in thousands of metric tons, except as otherwise indicated)
Magazine paper	2,560	2,756	3,269	3,871	3,908
Newsprint	3,086	3,122	3,134	3,031	2,899
Fine paper	2,743	2,912	3,151	3,191	3,156
Packaging board	3,130	3,196	3,417	2,765	3,186
Timber (in thousands of cubic meters)	2,765	4,637	4,880	4,860	5,112

(1)	For IFRS purposes, the historical information of Enso and STORA has been restated to reflect the uniting of interest of Enso and STORA as if the companies had been combined for the period presented. For U.S. GAAP purposes, the result of operations for the period prior to the consummation of the business combination are those of STORA, the acquiror for U.S. GAAP purposes. See further discussion in our consolidated financial statements beginning on page F-1 of this annual report.
(2)	Includes net non-recurring items totaling €(471) million in 1998, consisting mainly of losses on sale of business operations of Stora Carbonless, Stora Spezialpapiere and shares in Svenska Dagbladet, a write-down of inventories in Skoghall, a reimbursement of capital tax, effects of shortening the remaining useful lives of some long-lived assets, impairment charges on long-lived assets, provisions for early retirement pension obligations and termination benefits, provisions made in connection with termination of agency and lease agreements, environmental liabilities and direct merger costs, €103 million in 1999, consisting mainly of gains on sale of shares and business operations, €446 million in 2000, consisting mainly of capital gains from the sale of power assets and the Stockholm office building, a surplus in the Swedish pension system, asset write-downs and closing costs related to mill closings, and a one-time increase in costs due to inventory fair valuation in the Consolidated Papers acquisition, €(8) million in 2001, consisting mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH, and €(1,078) million in 2002, consisting mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and the United States.
(3)	Operating capital represents the sum of fixed assets and other long-term investments (excluding investments in associated companies and in marketable equity securities, non-current loan receivables, and deferred tax assets), inventories, short-term receivables, pension and other provisions, other long-term liabilities and other current liabilities.
(4)	Net indebtedness consists of net interest-bearing liabilities.

Exchange Rates

On January 1, 1999, the 11 member states of the European Union initially participating in the Economic and Monetary Union (known as the EMU) introduced a single European currency known as the euro. Following the adoption by Greece of the euro as its national currency as of January 1, 2001, the following 12 member states of the European Union participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The irrevocable conversion rate between the Finnish markka and the euro was fixed on January 1, 1999 at €1.00=FIM 5.94573. During a transitional period from January 1, 2002 through February 28, 2002, euro banknotes and coins entered circulation and the national currencies of the EMU member states were phased out. Currently, the euro is the lawful currency of the EMU member states.

We present our financial statements in euros. A portion of our revenues and expenses are denominated in euros and a portion are denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the euro expressed in euros per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the Swedish krona expressed in Swedish kronor per U.S. dollar.

Before January 1, 1999, there was no exchange rate between the euro and the U.S. dollar. For the year 1998, the Noon Buying Rates for the euro have been derived from the Noon Buying Rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro. Other than for the monthly information, the average Noon Buying Rates have been calculated based on the Noon Buying Rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for your convenience. These are not necessarily the rates we used in the preparation of our financial statements and we make no representation that Finnish markkas, euros or Swedish kronor could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

Solely for the convenience of the reader, certain euro amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on June 24, 2003, which was $1.00 = €0.8697.

	Euros per U.S. Dollar
Year	Average	High	Low	Period End
1998	0.8989	0.9466	0.8240	0.8518
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1037	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003 (through June 24)	0.8958	0.9652	0.8425	0.8697

Interim Periods	High	Low
2002
December	1.0074	0.9537
2003
January	0.9652	0.9207
February	0.9339	0.9195
March	0.9483	0.9039
April	0.9415	0.8945
May	0.8929	0.8437
June (through June 24)	0.8697	0.8425

	Swedish Kronor per U.S. Dollar
Year	Average	High	Low	Period End
1998	7.9658	8.3350	7.5800	8.1030
1999	8.3007	8.6500	7.7060	8.5050
2000	9.2250	10.3600	8.3530	9.4440
2001	10.4328	10.8810	9.5227	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003 (through June 24)	8.2233	8.7920	7.6710	7.9620

Interim Periods	High	Low
2002
December	9.0750	8.6950
2003
January	8.7920	8.4750
February	8.5650	8.4100
March	8.7030	8.3650
April	8.6425	8.1700
May	8.1470	7.7479
June (through June 24)	7.9620	7.6710

Risk Factors

Intense competition in the paper and forest products industry may negatively impact our profitability and require us to make significant capital expenditures.

The paper and forest products industries in which we operate are mature and highly competitive. We have from time to time experienced pricing pressure from competitors in many of our product lines and geographic markets. We compete principally with a number of large international paper and forest product companies, as well as numerous regional and more specialized competitors. This competitive environment has been a principal factor behind the large fluctuations in profitability we have experienced in recent years. In addition, competitive pressures have required us to make significant investments in our manufacturing facilities and in product development. There can be no assurance that we will have sufficient resources to maintain similar levels of capital investment in the future. For a discussion of the various factors that cause fluctuations in profitability, see “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

We could encounter difficulty in financing the significant capital investments, including future acquisitions that may be necessary to achieve our growth plans.

Our growth plans may require significant capital investments, particularly in relation to any major acquisitions that we may undertake in the future. Our ability to meet these capital requirements depends on numerous factors such as the availability of funds from operations and access to additional debt and equity financing. No assurance can be given that the necessary funds will be available. Moreover, incurrence of additional debt financing would increase the size of the debt payments we must make and could involve the imposition of restrictive covenants that could negatively impact our ability to operate in the desired manner. The failure to obtain funds necessary for the realization of our growth plans could prevent us from realizing our growth strategy and, in particular, could force us to forego acquisition opportunities that may arise in the future. This could, in turn, have a negative impact on our competitive position.

The failure to make successful acquisitions or mergers in accordance with our growth strategy could have a negative impact on our competitiveness. Additional acquisitions may also expose us to new liabilities.

The forest products industry has been experiencing a wave of consolidation driven in part by a desire to achieve economies of scale and synergies. As part of our strategy, we will seek further growth through acquisitions of, or mergers with, other paper and/or forest products companies to stay competitive with our increasingly larger competitors or to enhance our position in our core areas of operation. This strategy entails risks that could negatively impact our business, financial condition or results of operations. These risks include unidentified liabilities of the companies we may acquire or merge with, the possible inability to successfully integrate and manage acquired operations and personnel, the potential failure to achieve the economies of scale or synergies sought and the diversion of management’s attention away from other ongoing business concerns. In addition, we may not be able to identify attractive acquisition or merger opportunities and might not be able to make acquisitions or mergers on attractive terms. Regulation of merger and acquisition activity by the European Union or the United States might also limit our ability to make future acquisitions or mergers. We might also be required to record significant amortization expenses related to goodwill or other intangible assets in connection with possible future acquisitions.

Product prices and raw material costs in our industry are cyclical. A period of low product prices or high raw material costs could negatively affect our profitability.

Prices for our products are affected by changes in capacity and production and by demand for our products, which is influenced by general economic conditions and inventory levels maintained by our customers. Changes in these factors have resulted in significant fluctuations in the prices for our products.

The timing and the magnitude of changes in our product prices have varied significantly over time and have been unpredictable. Changes in prices differ between products and geographic regions. While we are a significant participant in most of the markets in which we compete, our actions have only limited influence on changes in our product prices.

Our largest raw material costs are for recycled fiber and pulpwood. A significant increase in prices for these raw materials would significantly increase our production costs and could have an adverse effect on our financial performance if we were unable to increase our product prices sufficiently to maintain margins.

As a result of unpredictable and substantial changes in our product prices and raw material costs, our financial results have varied significantly over time. In a period of sustained low product prices or high raw material costs, it may be possible that we are unable to operate our production facilities in a cost-effective manner, pursue our strategic initiatives and meet all of our financial obligations.

Changes in consumer preferences may have an adverse effect on demand for our products and our profitability.

Changes in consumer preferences have affected the demand for paper and board in general, and demand for specific grades of paper and board. Some of the most significant changes in consumer preferences include the increase in direct-mail advertising, increasing interest in environmentally-friendly products, increased use of e-mail and electronic media, and increased use of personal computer printers.

Our ability to meet shifts in consumer demand will depend upon our ability to correctly anticipate changes in consumer preferences and our ability to develop and produce new products on a competitive and economic basis. There can be no assurances that we will be able to meet changes in consumer preferences in the future, which could have an adverse effect on our financial performance and our ability to meet our obligations.

If we are unable to continue importing wood from Russia and the Baltic countries, we may be forced to pay higher prices for this key raw material or alter our manufacturing operations.

In 2002, we depended on suppliers in Russia and the Baltic countries (Estonia, Latvia and Lithuania) for approximately 22 percent of our annual wood requirements in Finland and Sweden. As a result of economic, political, legal or other difficulties or restrictions, our supply of raw material from Russia and the Baltic countries may be interrupted or limited. In the event of a significant interruption or limitation in the supply of raw materials from these areas, we would seek to obtain raw materials from other sources, but there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations may have a significant adverse impact on our financial results.

As a result of the global nature of our business, changes in foreign currency exchange rates could have an adverse effect upon our business, financial condition and operating results. Currency fluctuations affect us because the majority of our operating costs are denominated in euros and U.S. dollars, while a proportionately larger share of our sales are denominated in certain other currencies, including British pounds sterling. In addition, the proportion of our operating costs denominated in Swedish kronor is substantially higher than the proportion of our sales that is denominated in Swedish kronor.

Our reported earnings may be affected by fluctuations between the euro, which is our accounting currency, and the non-euro currencies in which our various subsidiaries report their results of operations. In addition, appreciation of the euro compared with the U.S. dollar would reduce the competitiveness of the products we produce in Europe against imports from the United States, leading to lower sales and earnings. Furthermore, the euro value of our sales and earnings in U.S. dollars would be reduced if the euro appreciated against the dollar. As a result, currency exchange rate fluctuations between the euro and other currencies, such as the British pound sterling or U.S. dollar, may have a material adverse effect upon our business, financial condition or results of operations in the future.

We may face high costs for compliance with and clean-up under environmental laws and regulations, which would reduce profit margins and earnings.

We are subject to various environmental laws and regulations in the jurisdictions in which we operate, governing, among other things, wood procurement, use of recycled material and different forms of production discharges and emissions. We have been the subject of a variety of complaints relating to, among other things, odors emitted from our mills, soil contamination, high levels of organic matter and mercury near our mills, and the failure of some of our mills to execute their environmental plans. The risk of substantial environmental costs and liabilities is inherent in industrial operations, including the forest products industry, and there can be no assurance that we will not incur significant costs and liabilities in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies will not result in substantially increased costs and liabilities in the future. Higher regulatory, environmental and similar costs would reduce our profit margins and earnings.

The value of our investments in countries outside of Western Europe and North America may be adversely affected by political, economic and legal developments in these countries.

We have operations in countries outside of Western Europe and North America, including Brazil, the Czech Republic, Russia, the Baltic countries, Thailand and the People’s Republic of China. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors may have a material effect upon our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our operations are located currently have foreign exchange controls that have a significant effect on us, most of these countries have imposed foreign exchange controls in the recent past, and no assurance can be given that these countries will not reinstitute these controls in the future.

We rely on outside suppliers for the majority of our electricity needs and are therefore susceptible to increases in electricity prices and electricity shortages.

Electricity is one of the most significant components of our production costs. Historically, electricity has represented approximately seven percent of our production costs. In the past, we met almost all of our electricity needs in Finland and Sweden from our own internal production. In 2002, due to divestitures of our electricity operations, however, we relied on outside suppliers for approximately 47 percent of our electricity needs in Finland and Sweden. Also in 2002, we relied on outside suppliers for approximately 74 percent of our electricity needs in North America. As a result of this dependence on outside suppliers, increases in the price of electricity may have a material adverse effect on our business, financial condition and results of operations if we are not able to increase the prices of our products accordingly. In addition, an electricity shortage could force us to curtail production.

A few significant shareholders may influence or control the direction of our business.

The Finnish State controls approximately 23.5 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 22.9 percent of our voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of shareholders, such as the approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election of the members of our board of directors. To the extent matters presented to our shareholders require approval of a particular percentage of shares represented at a meeting of shareholders or of a super majority of outstanding shares, these investors may be able to significantly influence the outcome of the vote. For a description of significant holdings, see “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Item 4.    Information on the Company

General

Stora Enso Oyj is the largest paper and board manufacturer in Europe and the second largest paper and board manufacturer in the world based on production capacity, with 15 million metric tons of annual paper and board production capacity and leading market positions in many of our core businesses. Domiciled and incorporated under the laws of the Republic of Finland, we have production facilities in 20 countries on three continents. Our core product areas are magazine paper, newsprint, fine paper, packaging boards and timber products. Our supporting product areas include paper merchants and forest operations. The principal markets for our products are Western Europe and North America. We distribute our products through our own global marketing network, which has an established presence on six continents with more than 30 sales companies and a number of independent agents.

As of December 31, 2002, we had total assets of approximately €18.2 billion ($20.9 billion) and approximately 42,500 employees. In 2002, we had sales of approximately €12.8 billion ($14.7 billion), approximately 86 percent of which were outside Finland and Sweden.

We were created through the 1998 merger of STORA and Enso, which established us as a leader in the global forest products industry. Since then, our management team has concentrated on integrating the two companies and has significantly reduced operating costs and improved the combined company’s financial performance. This has been accomplished by focusing on our core businesses, divesting non-core businesses, improving operating efficiencies and reducing administrative costs.

On August 31, 2000, we greatly expanded our company and entered the U.S. market through the acquisition of Consolidated Papers, a leading U.S. producer of magazine and fine paper. The acquisition significantly increased our presence in the important North American market, thereby enhancing our global diversification. The total consideration for the acquisition (including assumed debt) was approximately $4.5 billion. Consolidated Papers had sales of $1.8 billion in 1999.

We are an integrated forest products company, meaning that we satisfy a significant portion of our raw material needs internally. The principal raw material required in the manufacture of paper and board products is pulp, which is produced from wood cut for that purpose and from sawmill residues as well as from recycled fiber. Our purchases and sales of pulp on the market are largely in balance and we are able to satisfy a substantial portion of our pulp needs internally. Furthermore, a portion of the pulp we produce is made with wood from our own forest lands. In addition to pulp, the manufacture of paper and board products requires significant amounts of energy. We have our own power plants at certain of our mills. These power plants supply approximately 40 percent of our electricity needs in Finland and Sweden.

Stora Enso Oyj is a stock corporation incorporated under the laws of the Republic of Finland. Stora Enso Oyj’s registered office is located at Kanavaranta 1, FIN-00160, Helsinki, Finland; telephone +358 20 46 131. Our agent for U.S. federal securities law purposes is Stora Enso North America Corp., located at 510 High Street, Wisconsin Rapids, Wisconsin 54495-8050, the United States of America.

Strategy

Our strategic goal is to increase the value of our company through profitable growth. We operate as a single industrial group, in order to benefit from synergies between our divisions. Our core products are graphic and office papers, newsprint, packaging boards and wood products.

We intend to pursue the following principal strategies to achieve our goal:

Acquisition policy based on specific criteria

We have set specific criteria for our merger and acquisition policy. Each merger or acquisition opportunity is evaluated against our financial targets and our focus on global core products, aiming to keep our assets in a good competitive condition, to strengthen our market position and to utilize asset restructuring opportunities, customer relationships and synergies. Mergers and acquisitions are undertaken in a disciplined and patient manner.

We have identified the following three ways to increase our assets: expansion of our existing core products in existing markets, such as Europe and the United States; expansion of our existing core products into new markets, such as Asia, South America and Russia; and expansion into new branches of the forest products industry or related business segments in existing markets.

As a responsible member of the financial community and industry, we aim to secure the position of our shareholders by meeting our strategic financial targets. Our target for return on capital employed is 13 percent over the business cycle compared with the current pre-tax weighed average cost of capital of 9.5 percent. Our target for the ratio of debt to equity is at or below 0.8.

Customer and investor focus

We aim to be our customers’ preferred supplier by providing services that support our customers’ product development and enhance their value creation. We intend also to continue our product development to improve existing products and production processes, and to develop new products. Our aim is to achieve operational excellence and superior performance as a sustainable and socially responsible forest products company.

Our dividend policy is in line with the emphasis on maximizing total returns for our shareholders. We are committed to distributing at least one-third of our net profit as dividends to our shareholders. We aim to be a good long-term investment for our shareholders.

Fiber strategy

We aim to provide cost-competitive, high-quality raw materials for our products, and to ensure that our operations are socially and environmentally sustainable. We are constantly identifying issues crucial to our fiber demand, availability and supply. The primary sources of raw material are wood, recovered paper and purchased pulp. Important elements of our fiber strategy are our own production of pulp and wood products. Through our fiber sourcing and pulping operations, we seek to ensure the availability of different types of fiber from multiple sources.

Our corporate brand represents our identity as an integrated industrial group

We are managed as a single industrial group based on a single strong corporate brand identity that reflects our mission, vision and values. We are socially responsible, global in our operations and local in our commitment to our customers, employees and other interested parties, and to the communities in which we operate.

Company History

STORA

STORA’s history dates back one thousand years to the time when copper mining started in Falun, Sweden. In its early years, STORA’s principal businesses were copper mining and steel production. STORA commenced activities in the forest products industry in the late nineteenth century with the 1885 acquisition of the Skutskär sawmill, which was at the time the largest sawmill in the world. The business operations of STORA were incorporated in 1888 and its shares were initially listed on the Stockholm Stock Exchange in 1901. In the early 1900s, STORA built a paper and pulp mill with an annual production capacity of 30,000 metric tons in Kvarnsveden, Sweden. Production at STORA’s Swedish paper mills increased gradually during the period from the 1920s through the 1940s, as it built new paper machines and developed new production technologies, including the bleaching of pulp and technologies enabling faster paper machines.

In 1962, STORA began expanding outside Sweden by building a pulp mill in Nova Scotia, Canada. In 1966, STORA acquired a majority of the shares of Grycksbo Pappersbruk AB, the largest fine paper mill in Sweden. In the late 1970s, the global economy went through a deep recession, which had a serious effect on the forest products and metal industries. In response, STORA restructured its operations, selling its steel operations to SSAB Oxelösund AB, a newly established Swedish steel company, and focusing entirely on its forest products operations. In the 1980s and 1990s, STORA actively participated in the consolidation of the forest products industry by acquiring several forest products companies and units including Billerud, a Swedish paper and board manufacturer, in 1984; Papyrus and Kopparfors, each, a Swedish paper manufacturer, in 1987; and Feldmühle Nobel, a German industrial group with paper and board operations, in 1990. Through these acquisitions, STORA also acquired significant non-forest products industry operations, most of which it divested prior to the merger with Enso.

Enso

Enso started operations in the 1870s when Hans Gutzeit, a Norwegian entrepreneur, opened a sawmilling company in southern Finland with the support of Norwegian investors. The business was incorporated in 1896. In the early 1900s, Enso expanded the sawmilling business by opening a pulp mill to use sawdust and waste wood generated by the sawmilling. Enso also began to acquire forestlands and, in 1907, purchased its first paper mill. In 1916, Enso became the first company listed on the Helsinki Stock Exchange. In 1918, a group of Norwegian investors sold 61 percent of Enso’s outstanding share capital to the Finnish State. During the 1930s, Enso acquired several forest products companies and built new facilities. By the end of the 1930s, Enso had become the third largest pulp producer in Europe. Enso’s operations suffered considerably as a result of World War II but, in the late 1940s and early 1950s, it invested heavily in new pulp mills and paper machines.

In the 1960s, Enso began to expand outside Finland and participated, from the early 1970s to 1993, in a paper and pulp production joint venture in British Columbia, Canada. In 1994, Enso started production in Sachsen, Germany with the construction of a paper mill which produces newsprint using 100 percent recycled fiber as its fiber raw material. In the 1980s and 1990s, Enso was active in the consolidation of the forest products industry, acquiring several forest products companies and units including the fine paper operations of the Ahlstrom Varkaus Mills in Finland in 1987; the Berghuizer fine paper mill in the Netherlands in 1989/1994; Tampella Forest Oy’s newsprint, publication papers and packaging boards businesses in 1993; Veitsiluoto, a Finnish forest products company, in 1996; and E. Holtzmann & Cie, a German producer of newsprint and supercalendered paper, in 1997. Throughout its history, Enso has been involved in various businesses outside of the forest products industry, including the shipping, engineering and chemicals industries, but had divested substantially all of its interests in these non-core industries prior to the merger with STORA.

Creation of Stora Enso

Stora Enso was created through the 1998 merger of STORA and Enso. In the merger, Enso’s name was changed to Stora Enso and the shares of STORA were exchanged for shares of Stora Enso.

Acquisition of Consolidated Papers

On August 31, 2000, we greatly expanded our company and entered the U.S. market through the acquisition of Consolidated Papers. Consolidated Papers was incorporated in Wisconsin in 1894 and operates throughout North America with a principal focus on magazine and coated fine paper.

Principal Shareholders

The Finnish State controls approximately 23.5]percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 22.9 percent of Stora Enso’s voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of our shareholders. See “Item 3. Key Information—Risk Factors” and “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Corporate Structure

We organize our businesses into core product areas and supporting product areas. Our core product areas are magazine paper, newsprint, fine paper, packaging boards and timber products. Our supporting product areas include paper merchants and forest operations. On March 20, 2001, we announced our decision to change our organizational structure by dissolving our former market pulp division and distributing its assets to our fine paper, magazine paper and packaging boards product areas. As a result, we have been reporting our financial results by product area according to our new internal reporting structure effective from the beginning of 2001. Accordingly, all prior information in this annual report has been restated to reflect this change in our internal reporting structure. In addition, on March 20, 2003, we announced our decision to transfer our speciality papers business area to our fine paper product area. A separate speciality papers product unit was created in the beginning of 2002, as part of the packaging boards product area. Prior to 2002, the speciality papers operations were part of the fine paper product area. All information in this annual report for the year 2002 regarding the fine paper product area and the packaging boards has been restated to reflect this change. The following chart illustrates the principal products of our core product areas and the principal uses for these products:

CORE PRODUCT AREAS

MAGAZINE PAPER	NEWSPRINT	FINE PAPER	PACKAGING BOARDS	TIMBER PRODUCTS

Products

Uncoated papers (supercalendered and machine finished)

Coated papers (light-weight coated, medium-weight coated, heavy-weight coated and machine finished coated)

Uses

Magazines, printed products for advertising, catalogs and direct marketing products

	Products Standard newsprint Newsprint specialties Uses Newspapers, newspaper supplements, advertising leaflets, telephone directories and paper-back books	Products Graphic (coated) papers Office (uncoated) papers Uses High quality books, document printing papers and advertising materials	Products Consumer packaging boards Corrugated board raw material Coreboard Kraft paper Laminating papers Speciality papers Uses Consumer and industrial packaging	Products Nordic whitewood Nordic redwood Central European timber Uses Joinery, furniture and construction industry By-products Wood chips Uses Raw material for pulp

In terms of production capacity, we are the world’s second largest producer of magazine paper, fourth largest producer of newsprint, second largest producer of coated fine paper, fifth largest producer of uncoated fine paper and second largest producer of consumer packaging boards.

In May 2003, our core product areas were reorganized to include three global product areas: paper, packaging and forest products. The new paper product area operates through the publication papers, fine paper and merchants divisions. The old newsprint and magazine paper product areas were merged to form the new publication papers division. Speciality papers product unit, which was part of the packaging boards product area, forms a new business area within the new fine paper product area. The new packaging product area comprises of consumer boards, corrugated packaging, industrial papers and cores and coreboards divisions. The new forest products product area comprises of timber and forest divisions and the pulp competence center.

Our supporting areas supply raw materials to our core product areas, sell to third parties and distribute our products. The following chart illustrates the principal products and services of our supporting areas and the principal uses for these products:

SUPPORTING AREAS

PAPER MERCHANTS	FOREST OPERATIONS

Services Distribution of fine paper and paper products for Stora Enso and third parties	Services Wood procurement Forest holdings Felling rights

Business Summary

The following tables present our annual sales and operating profit by product area for the periods indicated:

Sales by product area

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Magazine paper	2,818.8	3,449.0	3,036.8
Newsprint	1,766.7	1,933.9	1,641.5
Fine paper	3,473.2	3,617.5	3,108.0
Packaging boards	2,975.0	2,724.0	3,043.4
Timber products	1,242.1	1,180.5	1,235.2
Paper merchants	890.6	840.3	720.6
Forest operations	1,877.4	1,825.6	1,958.7
Elimination of internal sales; other operations(1)	(2,066.5)	(2,062.0)	(1,961.6)

Continuing operations, total	12,977.3	13,508.8	12,782.6
Discontinued operations, energy	70.3	—	—
Internal sales, energy	(30.6)	—	—

Total	13,017.0	13,508.8	12,782.6

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	Year ended December 31,
	2000		2001		2002
	(€ in millions)
		(1)		(1)		(1)
Magazine paper	357.8	399.4	282.7	346.9	(991.5)	79.3
Newsprint	263.5	268.3	503.1	508.8	235.3	240.8
Fine paper	628.9	688.8	324.7	394.5	69.3	292.6
Packaging boards	352.2	441.3	339.5	346.2	345.7	365.8
Timber products	69.1	73.3	5.2	12.6	32.4	46.8
Paper merchants	8.3	9.9	(10.0)	(7.2)	(24.6)	5.5
Forest operations	118.7	115.3	88.1	88.1	122.2	96.3
Other(2)	(4.7)	(35.1)	(46.4)	(43.2)	59.6	(51.8)

Continuing operations, total	1,793.8	1,961.2	1,486.9	1,646.7	(151.6)	1,075.3
Discontinued operations, energy	577.5	52.7	—	—	—	—

Operating profit (loss), total	2,371.3	2,013.9	1,486.9	1,646.7	(151.6)	1,075.3
Goodwill amortization	—	(88.3)	—	(151.5)	—	(148.8)
Non-recurring items(3)	—	445.7	—	(8.3)	—	(1,078.1)

Operating profit (loss), total	2,371.3	2,371.3	1,486.9	1,486.9	(151.6)	(151.6)

(1)	Excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2000 consist mainly of capital gains from the sale of power assets and the Stockholm office building, a surplus in the Swedish pension system, asset write-downs and closing costs related to mill closings, and a one-time increase in costs due to inventory fair valuation in the Consolidated Papers acquisition. The non-recurring items for 2001 consist mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH. The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States.

The following table presents our annual external sales in various geographic markets by destination and invoice origin for the periods indicated:

	Sales by destination			Sales by invoice origin
	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)
Austria	212.8	213.1	195.4	365.3	310.9	315.1
Belgium	366.8	345.1	301.3	212.8	237.8	213.2
Denmark	319.8	307.6	297.9	131.3	116.2	111.7
Finland	821.8	776.0	780.6	4,563.7	4,3702	4,151.0
France	1,035.4	1,007.0	965.5	529.8	537.8	486.4
Germany	1,987.4	1,840.3	1,673.6	1,518.6	1,489.9	1,442.2
Italy	520.6	403.2	391.5	6.2	0.6	0.1
The Netherlands	610.1	581.9	488.4	242.9	247.6	234.0
Portugal	61.7	71.3	60.9	136.9	80.3	59.7
Spain	495.9	445.5	463.4	135.8	139.4	141.5
Sweden	1,052.3	1,026.6	1,034.2	3,315.8	2,980.2	2,895.6
United Kingdom	1,446.4	1,324.8	1,053.4	254.7	157.2	59.1
Other European Union	221.0	197.8	197.4	3.6	0.2	0.1

Total European Union	9,152.0	8,540.2	7,903.5	11,417.4	10,668.3	10,109.7
Other Europe	788.5	813.2	981.4	227.0	252.4	290.1

Total Europe	9,940.5	9,353.4	8,884.9	11,644.4	10,920.7	10,399.8
Canada	76.4	169.4	160.0	363.1	384.0	290.2
China	190.4	188.8	201.5	119.9	111.6	122.3
United States	1,436.3	2,469.7	2,267.3	845.2	2,067.2	1,909.6
Others	1,373.4	1,327.5	1,268.9	44.4	25.3	60.7

Total	13,017.0	13,508.8	12,782.6	13,017.0	13,508.8	12,782.6

Magazine Paper

We are the world’s second largest producer of uncoated magazine paper and coated magazine paper, with combined annual production capacity of 4.3 million metric tons and a share of global production capacity of approximately 17 percent. Europe and North America are the principal markets for our magazine paper. Currently, we have approximately 20 percent of the European production capacity for magazine paper and approximately 17 percent of the North American production capacity for magazine paper. Magazine paper accounted for 22.8 percent of our sales in 2002.

The following table presents the capacity of magazine paper by country or geographic area for the year ended December 31, 2002:

2002
(%)
North America	33.0
Germany	30.0
Finland	19.0
France	11.0
Belgium	4.0
Sweden	3.0

Total	100.0

Our magazine paper strategy is to focus on our present paper grades and to develop value-added products, such as high quality coated and supercalendered printing papers, for our principal markets in Europe and North America. We seek to be the preferred supplier for our customers by offering the best product quality and a high level of customer service. Our strategy is to enhance cost competitiveness and to further optimize our asset structure in this product area and seek growth opportunities principally in Europe and North America.

The following table presents financial and statistical data regarding the magazine paper product area for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	2,818.8	3,449.0	3,036.8
of which group internal sales	80.5	52.6	44.1
Operating profit excluding non-recurring items and goodwill amortization(1)	399.4	346.9	79.3
Operating margin	14.2%	10.1%	2.6%
Average operating capital(2)	2,575.0	3,422.0	2,981.7
ROOC(3)	15.5%	10.1%	2.6%
Capital expenditure	115.1	148.5	151.0
Average personnel	6,205	7,854	7,699
Operating profit (loss)	357.8	282.7	(991.5)
Operating margin	12.7%	8.2%	(32.6)%
Operating capital, year-end(4)	4,426.3	4,280.2	2,780.2

(1)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €(7.3) million, €0.0 million and €(1,019.6) million, respectively, and goodwill amortization of €34.3 million, €64.2 million and €51.1 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

We believe that the key strengths of our magazine paper product area are the proximity of most of our production units to important customers and the wide range of paper grades that it may supply to large printing companies. However, compared to the most modern and ideally located magazine paper mills, some of our production units in Finland and Sweden are further away from their key customers and certain production units are too small to fully benefit from the economies of scale that may be reached in modern paper production.

Products

Magazine paper grades are divided into uncoated magazine paper and coated magazine paper.

Uncoated Magazine Paper.    Uncoated magazine paper grades include supercalendered and machine finished paper. We produce supercalendered paper in the United States, Sweden, Finland, Belgium, Germany and Canada. Uncoated magazine paper is used primarily in magazines and catalogs with broad circulation.

Coated Magazine Paper.    Coated magazine paper grades include machine finished coated paper, light-weight coated paper, medium-weight coated paper and heavy-weight coated paper. We produce machine finished coated paper in Finland; light-weight coated paper in the United States, France, Germany and Finland; medium-weight coated paper in Germany and Finland and heavy-weight coated paper in Germany. Coated magazine paper is used for magazines, catalogs, brochures and other printed advertising purposes. Niche products produced by the magazine paper product area include wall paper base, which is produced in Germany.

Capital Expenditures

In 2002, we invested €28.6 million in the rebuilding of paper machine no. 3 at the Langerbrugge mill in Belgium to produce supercalendered magazine paper instead of newsprint and to increase its capacity by 50,000 metric tons to 165,000 metric tons. Our total investment for the rebuilding was €33 million and the rebuilding was completed in December 2002. There were no major capital expenditure items in the magazine paper production area in 2001 and 2000.

Sales

The following table describes deliveries of magazine paper by paper grade for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of metric tons)
Uncoated magazine paper	864	1,377	1,363
Coated magazine paper	2,357	2,452	2,507
Wall paper base	48	42	38

Total	3,269	3,871	3,908

The following table presents sales of magazine paper by geographic area for the year ended December 31, 2002:

2002
(%)
Northern Europe(1)	16.0
Continental Europe	48.0
North America	33.0
Asia Pacific	1.0
Other	2.0

Total	100.0

(1)	Northern Europe includes the Nordic countries (Finland, Sweden, Denmark and Norway), the United Kingdom and Ireland.

Competition

Like all sectors of the forest products industry, the market for magazine paper is highly competitive. Our principal competitors in uncoated magazine paper grades in the European market are UPM-Kymmene, Sappi Limited, Svenska Cellulosa Aktiebolaget, Myllykoski Paper Oy and Norske Skog Industrier ASA and, in the North American market, Abitibi-Consolidated Inc., International Paper Company and UPM-Kymmene. Our principal competitors in coated magazine paper in Europe are UPM-Kymmene, Myllykoski, Norske Skog, Sappi, Svenska Cellulosa and, in the North American market, International Paper, UPM-Kymmene and Bowater Incorporated.

Newsprint

We are currently the world’s third largest producer of newsprint, with annual production capacity of approximately 3.1 million metric tons and a share of global production capacity of approximately seven percent in 2002. The principal market for our newsprint is in Europe, where we have approximately 21 percent of the production capacity for newsprint. Newsprint accounted for 12.5 percent of our sales in 2002.

The following table presents the capacity of newsprint by country or geographic area for the year ended December 31, 2002:

2002
(%)
Sweden	44.0
Finland	30.0
Germany	16.0
North America	5.0
Belgium	5.0

Total	100.0

Our newsprint strategy is to utilize the natural characteristics of fiber raw materials. We use virgin fiber, fiber obtained from wood and being used for the first time in the production of pulp, for value-added products, while we use recycled fiber for standard newsprint. Our use of recycled fiber increased further when our 100 percent recycled fiber mill near Langerbrugge, Belgium began production in June 2003. We believe that the market trend is towards more customized and varied speciality grades of newsprint. We see growth opportunities for this product area in Europe and North America.

The following table presents financial and statistical data regarding the newsprint product area for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	1,766.7	1,933.9	1,641.5
of which group internal sales	89.4	88.6	39.1
Operating profit excluding non-recurring items and goodwill amortization(1)	268.3	508.8	240.8
Operating margin	15.2%	26.3%	14.7%
Average operating capital(2)	1,345.4	1,227.6	1,259.5
ROOC(3)	19.9%	41.4%	19.1%
Capital expenditure	74.8	91.2	331.2
Average personnel	5,437	5,530	5,542
Operating profit	263.5	503.1	235.3
Operating margin	14.9%	26.0%	14.3%
Operating capital, year-end(4)	1,326.0	1,250.7	1,366.1

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €1.7 million, €0.0 million and €0.0 million, respectively, and goodwill amortization of €6.5 million, €5.7 million and €5.5 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

We believe that the convenient location of our mills, our wide product offering and our ability to use available fiber resources are the key success factors assisting us in our competition against other major producers of newsprint. Although some of our mills are located further away from major customers and sources of some raw materials than those of our competitors, we believe that these negative factors are more than outweighed by the above mentioned positive factors.

Products

Our newsprint products include standard newsprint and newsprint specialties. Various newsprint grades are used in newspapers, newspaper supplements, advertising leaflets, telephone directories and paperback books. Newsprint specialties include improved newsprint, book and directory papers. Raw materials used in producing newsprint include mechanical pulp, recycled fiber and, to a minor extent, kraft pulp. We produce standard newsprint in Finland, Sweden, Belgium, Germany and Canada. We produce newsprint specialties at our Finnish and Swedish mills.

Capital Expenditures

In 2002, we invested €254.1 million in the building of a new newsprint paper machine in Langerbrugge, Belgium. The new machine has an annual production capacity of 400,000 metric tons and began operation in June 2003. In connection with the building of the new machine, we closed down a newsprint machine in Summa, Finland, in February 2002 and we will close down a supercalendered machine in Langerbrugge in June 2003. These two machines have a combined annual capacity of 230,000 metric tons. The shut down of the machine at the Summa mill affected 170 people. We invested €14.5 million in 2001 in the rebuilding of paper machine no. 3 and the thermomechanical pulping plant at our Summa mill in Finland to increase the annual production capacity of paper machine no. 3 by 15,000 metric tons to 220,000 metric tons and to increase the annual production capacity of the pulping plant by 24,500 metric tons to 260,000 metric tons. In 2000, we invested €28 million in the wastewater treatment plant at the Hylte mill.

Sales

The following table presents the total deliveries of the newsprint for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of metric tons)
Newsprint	3,134	3,031	2,899

The following table presents sales of newsprint by geographic area for the year ended December 31, 2002:

2002
(%)
Northern Europe	35.0
Continental Europe	58.0
Asia Pacific	2.0
Other	5.0

Total	100.0

Competition

The market for newsprint is highly competitive and, because newsprint is commodity-like in nature, driven mainly by price. Our principal competitors in the European newsprint market include Norske Skog, UPM-Kymmene, Holmen AB and Svenska Cellulosa. Our principal competitors in the North American newsprint market are Abitibi, Bowater and Norske Skog Canada Ltd.

Fine Paper

We are the third largest manufacturer of coated fine paper in the world with a 13 percent share of production capacity in Europe and a 18 percent share of production capacity in the United States. We are the sixth largest manufacturer of uncoated fine paper in the world with a 18 percent share of production capacity in Western Europe. The total annual capacity of our fine paper production facilities is 3.9 million metric tons, representing approximately six percent of global production capacity of fine paper, which is estimated to be approximately 69 million metric tons. In 2002, fine paper accounted for 22.1 percent of our sales.

The following table presents the capacity of fine paper by country or geographic area for the year ended December 31, 2002:

2002
(%)
Finland	49.0
Sweden	19.0
North America	18.0
Germany	5.0
The Netherlands	5.0
China	4.0

Total	100.0

All fine paper contains a high proportion of chemical pulp, chemicals and fillers. Our fine paper strategy is to focus on the profitable manufacture of fine paper for the graphic industry and office product distribution chains, using environmentally accepted primary fiber as a raw material. We see growth opportunities for this product area principally in Europe and in Asia, where we are already operating through our own production facilities in the People’s Republic of China and a minority holding in a manufacturer in Thailand.

We produce coated fine paper in China through our subsidiary, which is partly owned by local Chinese entities. As a result of our acquisition of an additional 20.1 percent of the shares of the company in October 2001, we currently own 80.87 percent of the company and the local Chinese entities hold the remaining interest. Under the terms of the shareholders agreement, we may sell graphic paper in China, Hong Kong and Taiwan only through this company. The total annual capacity of the company’s coated fine paper production facilities is approximately 150,000 metric tons, and sales through the company totaled approximately €118.5 million in 2002.

The following table presents financial and statistical data regarding the fine paper product area for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	3,473.2	3,617.5	3,108.0
of which group internal sales	353.6	464.2	287.4
Operating profit excluding non-recurring items and goodwill amortization(1)	688.8	394.5	292.6
Operating margin	19.8%	10.9%	9.4%
Average operating capital(2)	3,386.6	4,334.1	3,488.2
ROOC(3)	20.3%	9.1%	8.4%
Capital expenditure	116.6	193.7	131.6
Average personnel	9,562	10,607	9,288
Operating profit	628.9	324.7	69.3
Operating margin	18.1%	9.0%	2.2%
Operating capital, year-end(4)	5,635.1	5,215.1	3,816.3

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €(30.8) million, €(9.6) million and €(176.7) million, respectively, and goodwill amortization of €29.1 million, €52.2 million and €46.7 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

We believe that our integrated mills, which combine pulp manufacturing with paper production, represent one of our strengths in fine paper production. Many of our mills that produce fine paper are equipped with sheet cutting facilities, which allow the mills to cut the fine paper to the specifications of the local market. However, compared to the most modern and ideally located fine paper mills, some of our production units are further away from their key customers and too small to fully benefit from the economies of scale available to larger, more modern mills.

Products

Graphic (Coated) Fine Paper.    Coated fine paper has a pigmented surface layer, which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations. Coated fine paper is used in the production of advertising materials, brochures and high quality books and magazines. We produce coated fine paper in Finland, Sweden, the United States, Germany and China.

Office (Uncoated) Fine Paper.    Our primary uncoated fine paper products are copy and offset papers, envelope and writing papers and continuous stationery papers. We produce uncoated fine paper in Finland, Sweden and the Netherlands.

Capital Expenditures

In 2002, we invested €16.5 million in the rebuilding of paper machine no. 6 at the Oulu mill in Finland. We invested €56.7 million in 2001 in the rebuilding of paper machine no. 6 at the Oulu mill and €22.1 million in the rebuilding of paper machine no. 2 at the Uetersen mill in Germany. There were no major capital expenditures in the fine paper product area in 2000.

Sales

The following table describes the deliveries of fine paper by paper grade for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of metric tons)
Graphic (coated) fine paper	1,917	1,918	1,826
Office (uncoated) fine paper	1,234	1,273	1,330

Total	3,151	3,191	3,156

The following table presents sales of fine paper by geographic area for the year ended December 31, 2002:

2002
(%)
Northern Europe	26.0
Continental Europe	36.0
North America	26.0
Asia Pacific	8.0
Other	4.0

Total	100.0

Competition

Our principal competitors in the European coated fine paper market are M-real Corporation, Sappi and UPM-Kymmene. Asian Pulp & Paper Inc. is our principal competitor in Asia. Our principal competitors in the European uncoated fine paper market are UPM-Kymmene, International Paper and M-real. Our principal competitors in the North American market in coated fine paper are Sappi and International Paper. We do not have significant operations in the uncoated fine paper market in North America.

Packaging Boards

We are the world’s second largest producer of consumer packaging boards. Our annual production capacity for packaging boards is 3.5 million metric tons. Our packaging boards product area is made up of the following principal product units: consumer packaging boards, corrugated board, corrugated board raw materials, coreboard, kraft paper and laminating papers. In 2002, packaging boards accounted for 22.6 percent of our sales.

The following table presents the capacity of packaging boards by country or geographic area for the year ended December 31, 2002:

2002
(%)
Finland	52.0
Sweden	26.0
Germany	7.0
Other Europe	8.0
North America	7.0

Total	100.0

Our goal in the packaging boards product area is to achieve a market share in excess of 30 percent in selected markets and product segments. Our strategy is to reduce the real price of our packaging board products for customers by concentrating purchases of raw materials with a limited number of suppliers, streamlining production and improving productivity. We expect growth within this product area to take place mainly within our existing product portfolio and through our acquisitions in Western Europe and our investments in new green-field operations in Eastern Europe.

The following table presents financial and statistical data regarding the packaging boards product area for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	2,975.0	2,724.0	3,043.4
of which group internal sales	139.5	170.2	152.2
Operating profit excluding non-recurring items and goodwill amortization(1)	441.3	346.2	365.8
Operating margin	14.8%	12.7%	12.0%
Average operating capital(2)	2,865.9	2,701.6	3,060.8
ROOC(3)	15.4%	12.8%	12.0%
Capital expenditure	342.3	294.4	143.5
Average personnel	10,635	9,888	10,533
Operating profit	352.2	339.5	345.7
Operating margin	11.8%	12.5%	11.4%
Operating capital, year-end(4)	2,772.1	2,706.0	3,172.8

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €(83.1) million, €0.0 million and €0.0 million, respectively, and goodwill amortization of €6.0 million, €14.6 million and €20.2 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

The principal market for our packaging board products is in Europe but our products are sold worldwide, although higher transportation costs in relation to deliveries to customers outside of Europe impede our ability to fully compete in those markets. We believe that our strength in packaging boards is based on the broad variety of different pulp fibers used in our products, the recyclability of our products and the high level of vertical integration of our production, especially the proximity to our own pulp resources, which enables cost-efficient production.

Products

Consumer Packaging Boards.    Consumer packaging boards include food and liquid packaging boards and other cartonboards. Cartonboard is used in a variety of packaging solutions for the food, pharmaceutical and cosmetics industries. Cartonboard products include folding boxboard made of virgin fiber and white lined chipboard, which is paperboard made of recycled fiber. Our liquid packaging boards are used for packaging of products such as milk, juices, soups and spices as well as in the manufacture of plastic coated drinking cups and processed food packaging for the fast food industry. We have an estimated 33 percent share of the global production capacity for liquid packaging board. We are one of the world’s leading manufacturers of consumer packaging board overall and Europe’s largest manufacturer of paper cupstock due in part to our proprietary plastic coating technology and our ability to manufacture board suitable for the different packaging and filling systems of our customers. Our consumer packaging board production facilities are located in Finland, Sweden, Germany and Spain.

Corrugated Boards.    Corrugated board is the forest products industry’s largest single product sector with an annual global consumption rate of 87 million metric tons. Corrugated board is used primarily in transportation packaging and may also be used in consumer packaging. Corrugated board is produced by combining layers of linerboard and fluting in a corrugated conversion process. Linerboard is paperboard used as the top and bottom layer, around the pleated paperboard fluting, in corrugated board. We both manufacture the raw materials, linerboard and fluting, and have converting operations. Our industrial packaging boards group currently produces corrugated board at our converting plants in Finland, Sweden, Estonia, Latvia and Russia. Our goal is to maintain our position as a leading producer of corrugated board in the Baltic Rim area, which is our principal market for corrugated board.

Corrugated Board Raw Materials.    Corrugated board raw materials are produced in Sweden and Finland. Principal products include semi-chemical fluting, which is the wave forming material for corrugated board, and white top liner, which is the white outer layer in corrugated board. We sell corrugated board raw materials worldwide.

Coreboard.    Coreboard, which is produced from recovered papers, sometimes combined with a small portion of primary wood pulp, is used to produce paperboard tubes for the paper, textile and plastic-film industries. Global coreboard consumption is estimated at approximately 3.5 million metric tons per annum. We produce 300,000 metric tons of coreboard per year and are one of the leading coreboard producers in Europe. Our production of coreboard in Europe is carried out through Corenso United Oy Ltd., a joint venture with UPM-Kymmene, in which we hold a 71 percent interest. Corenso has production facilities in Finland, Germany, France, the United Kingdom, Spain, the Netherlands and Sweden. Through Consolidated Papers, we also have coreboard production facilities in the United States. Coreboard is an essential part of our recycling strategy because waste generated from the consumption of liquid packaging board may be converted into coreboard. See “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions.”

Laminating Papers.    Our laminating paper products include brown saturated base kraft paper used for decorative high-pressure laminates in the manufacture of table tops and as surface covering for wood-based panels and floors; white saturated base kraft paper used for electrical applications including the manufacture of printed circuit boards; and phenolic resin impregnant paper, which is paper manufactured with strong resins infused into the paper to make it resistant to liquids and electricity, that is used in decorative high-pressure laminates and some electrical applications. Our production facilities for laminating papers are located in Finland and Malaysia.

Speciality Papers.    Our speciality paper products include flexible packaging, technical papers and label papers. Our production facilities for speciality papers are located in Finland, Germany and the United States. The speciality papers product unit was created in the beginning of 2002.

Capital Expenditure

In 2002, we invested €10.2 million in the improvements of a folding boxboard machine at the Baienfurt mill in Germany and €10.6 million in the finishing department at the Fors mill in Sweden. We invested €11.2 million in 2001 in the rebuilding of board machine no. 5 at the Imatra mill in Finland. In 2000, our principal project was construction of the new fiber line no. 3 at the Imatra mill. The new fiber line will replace an old line that does not meet new environmental standards. We also rebuilt board machine no. 4 at the Imatra mill to improve product quality and raise capacity by 20,000 metric tons.

Sales

The following table describes our deliveries of packaging boards by board or paper grade for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of metric tons, except as otherwise indicated)
Consumer packaging boards	2,100	2,019	2,153
Corrugated board raw material	722	322	307
Coreboard	254	275	289
Kraft paper	176	—	—
Laminating papers	165	149	161
Speciality papers	—	—	276

Total	3,417	2,765	3,186

Corrugated board, millions of square meters	404	434	484
Cores	76	114	145

Set forth below are sales of packaging boards by geographic area for the year ended December 31, 2002:

2002
(%)
Northern Europe	26.0
Continental Europe	49.0
North America	9.0
Asia Pacific	12.0
Other	4.0

Total	100.0

Competition

We compete with International Paper in a number of product markets in the packaging boards product area. In addition, our principal competitors in the consumer packaging board market are M-real, Iggesund, Mayr Melnhof and Saffa Sarrio. Our principal competitors in the corrugated board market are Kappa Holding BV and M-real. Our principal competitor in the coreboard area is Sonoco Products Company, and our principal competitor in laminating papers is Westvaco Corporation. Our principal competitors in speciality papers are Ahlstrom, Sappi and UPM-Kymmene.

Timber Products

We are the third largest sawmilling enterprise in the world, operating 19 sawmills and 13 further processing sites in seven countries and are the leading European supplier of sawn timber to North America and Asia. Our European production capacity for timber products represents approximately five percent and two percent of the total European and global production capacity for timber products, respectively. Our aggregate annual sawmilling capacity is 5.8 million cubic meters of sawn timber consisting primarily of redwood, whitewood and central European timber. In 2002, timber products accounted for 8.9 percent of our sales. Approximately 22 percent of our timber products are sold through our own distributors.

The following table presents the capacity of timber products by country for the year ended December 31, 2002:

2002
(%)
Finland	38.0
Austria	26.0
Sweden	17.0
Czech Republic	13.0
Estonia	6.0

Total	100.0

Our timber products strategy is to support our fiber requirements profitably and to serve customers in selected construction and interior decoration market segments worldwide. We will focus on achieving economies of scale, mill specialization and an increase in on-line, value-added, further processing of our products. We see growth opportunities within this business area principally in product specialization and a higher level of service to chosen market segments. Geographically, growth opportunities are expected to arise in relation to the operations of our core product areas and wood procurement.

The following table sets forth selected financial and statistical data regarding our timber products group for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	1,242.1	1,180.5	1,235.2
of which group internal sales	90.4	90.3	95.8
Operating profit excluding non-recurring items and goodwill amortization(1)	73.3	12.6	46.8
Operating margin	5.9%	1.1%	3.8%
Average operating capital(2)	393.1	404.8	422.2
ROOC(3)	18.6%	3.1%	11.1%
Capital expenditure	46.5	64.4	53.5
Average personnel	3,593	3,644	3,745
Operating profit	69.1	5.2	32.4
Operating margin	5.6%	0.4%	2.6%
Operating capital, year-end(4)	452.3	561.5	549.0

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €1.4 million, €0.0 million and €0.0 million, respectively, and goodwill amortization of €5.6 million, €7.4 million and €14.4 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

In 2001, we acquired the outstanding 26.5 percent minority holding of Stora Enso Timber Oy Ltd (“Stora Enso Timber”) from the Austrian company SPB Beteiligungsverwaltung GmbH. In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester for an aggregate purchase price of €122.6 million. Sylvester operates six sawmills in Estonia and Latvia and had net sales of approximately €160 million in 2002. These acquisitions will provide further opportunities for our sawmilling operations to realize the overall development potential of Stora Enso Timber.

We believe that the key strengths of our timber product area include the specialization of our sawmills, each of which concentrates on either spruce or pine milling, and the proximity of our sawmills to our paper and board mills, both of which improve efficiency.

Products

Our Nordic sawmills produce timber products used for the joinery and construction industries worldwide. Our sawmills are located in close proximity to our paper and board mills. The production of timber products complements our paper and board manufacturing operations as by-products of the sawmill operations are used by other divisions to manufacture paper or as an energy source for manufacturing processes.

Capital Expenditure

Our principal project in 2002, 2001 and 2000 was the modernization of the Ala, Kopparfors and Gruvön sawmills in Sweden.

Sales

The following table describes our timber products deliveries by timber grade for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in thousands of cubic meters)
Nordic whitewood	1,479	1,449	1,392
Nordic redwood	1,443	1,466	1,681
Central European timber	1,958	1,945	2,039

Total	4,880	4,860	5,112

Competition

Our principal competitors in the European sawmilling sector are UPM-Kymmene, Finnforest, AssiDomän and Svenska Cellulosa. In Japan, we compete with all major forest products groups in timber products.

Paper Merchants

Our paper merchants act as an important link in the distribution of our fine paper products to the graphic industry. Our paper merchant operation was renamed Papyrus in the first quarter of 2000. Papyrus is the sixth largest paper merchant in Europe. In 2002, paper merchants accounted for 5.6 percent of our sales.

Papyrus is the leading paper merchant in the Nordic countries and its primary objective is to leverage that position to become a leading paper merchant in Europe through e-commerce and exploitation of the Papyrus brand.

The following table presents financial and statistical data regarding our paper merchants product area for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	890.6	840.3	720.6
of which group internal sales	10.9	1.8	1.8
Operating profit (loss) excluding non-recurring items and goodwill amortization(1)	9.9	(7.2)	5.5
Operating margin	1.1%	(0.9)%	0.8%
Average operating capital(2)	210.7	214.0	174.7
ROOC(3)	4.7%	(3.4)%	3.1%
Capital expenditure	6.8	5.0	0.0
Average personnel	1,606	1,580	1,411
Operating profit (loss)	8.3	(10.0)	(24.6)
Operating margin	0.9%	(1.2)%	(3.4)%
Operating capital, year-end(4)	257.6	214.8	171.4

(1)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €1.2 million, €0.0 million and €(24.9) million, respectively, and goodwill amortization of €2.8 million, €2.8 million and €5.2 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

The principal market for our paper merchant operations is Europe, where our customer base is primarily comprised of approximately 80,000 printers. Other customers include offices and agencies in the public and private sectors. In 2002, our products accounted for approximately 37 percent of the product range distributed. Our principal competitors in the geographic areas where we compete include Buhrmann, Antalis, Modo Paper, M-real and Papir Union. Our strength in paper merchant operations is based on the synergistic gains generated from coordination between the sales people and the personnel at the mills.

Forest Operations

Forest operations procures and supplies wood for our own mills in Finland and Sweden. Wood is procured from our own forest holdings, which are located primarily in Sweden, and from Finland, the Baltic countries and Russia, where we purchase wood and have felling rights, which are contracts permitting us to harvest wood on land owned by third parties. In 2002, our total wood consumption in Finland and Sweden amounted to 40 million solid cubic meters, of which 30 million solid cubic meters was Nordic wood and 10 million solid cubic meters was imported from outside Finland and Sweden. A total of 4.3 million solid cubic meters of wood, with a stumpage value of €97 million, was obtained from our own forests. For a discussion of our guidelines regarding our wood procurement activities see “Item 4. Information on the Company—Environmental Matters.” In 2002, forest operations accounted for 3.5 percent of our sales.

The goal of our forest operations is to secure an undisturbed supply of wood raw materials for our operations using environmentally sustainable methods. As part of this goal, our forest operations department seeks to develop greater coordination between our wood procurement operations in the Nordic countries and continental Europe.

The following table presents financial and statistical data regarding our forest operations for the years indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	1,877.4	1,825.6	1,958.7
of which group internal sales	1,488.5	1,372.0	1,514.7
Operating profit excluding non-recurring items and goodwill amortization(1)	115.3	88.1	96.3
Operating margin	6.1%	4.8%	4.9%
Average operating capital(2)	1,356.5	1,282.8	1,101.0
ROOC(3)	8.5%	6.9%	7.5%
Capital expenditure	18.7	21.2	24.9
Average personnel	2,236	2,176	2,265
Operating profit	118.7	88.1	122.2
Operating margin	6.3%	4.8%	6.2%
Operating capital, year-end(4)	1,281.5	1,284.0	917.1

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000, 2001 and 2002 excludes non-recurring items of €3.5 million, €0.0 million and €25.9 million, respectively.
(2)	Average operating capital excluding goodwill.
(3)	ROOC is return on operating capital.
(4)	Operating capital at year-end including goodwill.

We own approximately 2.0 million hectares (approximately 4.9 million acres) of forest, including approximately 1.9 million hectares (approximately 4.7 million acres) in Sweden and significant forest holdings in the United States and Canada. We lease 0.8 million hectares (approximately 2 million acres) of forestland, mostly in Nova Scotia, Canada.

In July 2002, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41.1 percent of the shares in Tornator Timberland Oy and the remaining 58.9 percent is held by Finnish institutional investors. In December 2002, we sold Tornator Oy to Tornator Timberland Oy. As a result of the sale, we recorded a gain of €25.9 million. We have entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually.

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€149.1 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€49.5 million). In addition, we have announced that we are considering different options with respect to our ownership of forest land in Sweden.

We also own plantations in Brasil through a 50/50 joint venture and have established plantations in South-East Asia. Stora Enso Celbi, our Portuguese forest operations, comprises 45,000 hectares (approximately 110,000 acres) of eucalyptus.

The following table describes the growth of our Nordic forests and the harvesting conducted in the years indicated:

	Year ended December 31,
	2000	2001	2002
	(in millions of forest cubic meters)(1)
Opening growing stock	238.2	241.5	242.3
Net growth	9.6	10.1	7.2
Final felling	(4.5)	(4.6)	(4,0)
Thinning	(1.8)	(1.3)	(1,2)
Reassessment/new land holdings	0	(4.4)	(54,2)
Closing growing stock	241.5	242.3	190,1

(1)	Forest cubic meters refer to total tree volume, including bark and top.

Discontinued Operations

Energy

The following table presents financial and statistical data regarding our energy operations, the off-mill site portion of which was sold in 2000:

	Year ended December 31,
	2000	2001	2002
	(€ in millions, except for percentages and personnel data)
Total sales	70.3	—	—
of which group internal sales	30.6	—	—
Operating profit excluding non-recurring items and goodwill amortization(1)	52.7	—	—
Operating margin	75.0%	—	—
Capital expenditure	2.5	—	—
Average personnel	78	—	—
Operating profit	577.5	—	—

(1)	Operating profit excluding non-recurring items and goodwill amortization for 2000 excludes non-recurring items of €524.8 million.

Electricity is a significant component of our production costs. As a result, we traditionally have owned power plants and held substantial interests in affiliated power generators to secure sufficient supply of low-cost electricity for our manufacturing operations. In 2000, the electricity supplied by our own power plants and obtained as a result of ownership interests in power companies covered approximately 40 percent of our electricity requirements. In 2000, our electricity procurement amounted to 25.6 Twh, of which 14.7 Twh was used in our own plants in Finland and Sweden. Outside Finland and Sweden, we purchase most of the electricity used in our mills.

In 2000, we sold the major part of our power assets outside our mills in Sweden and Finland to Fortum Oyj, a Nordic energy company, for total consideration of approximately €1.9 billion. These power assets included our direct and indirect ownership interests in our wholly and partly owned power generation assets and regional networks. The capacity of the assets sold was 1,511 MW. We realized a gain on disposition of €524.8 million before tax. The sale of the assets located in Finland was completed on May 31, 2000, and the sale of the assets located in Sweden was completed on June 5, 2000.

We continue to own power plants located at our mill sites. Our remaining power assets supply approximately 40 percent of our energy consumption needs in Finland and Sweden.

Seasonality

Demand for our products does not depend on the seasons in any material way. Seasonal variations affect our manufacturing activities in Finland, due to the seasonal holiday shutdowns in late June and around the Christmas period. Our manufacturing activities outside of Finland do not substantially fluctuate due to the seasons.

Raw Materials

Pulp

The principal raw material required in the manufacture of paper and board products is pulp, which is in turn made from wood or recycled fiber. Different types of paper and board products are produced with the appropriate type of pulp and chemicals as their principal raw materials.

We consume internally a majority of the pulp we produce, but we also sell a portion of it to third parties. Pulp sold to third parties is called market pulp. Because some of our paper mills are not located near our pulp mills, we also purchase market pulp from third parties. We produced 4,875,000 metric tons of chemical pulp in 2002. We consumed 4,785,000 metric tons of this amount internally for the production of paper and board and sold the remainder to third parties. We were a net seller of pulp in 2002, with sales exceeding purchases by 90,000 metric tons.

A portion of the pulp we produce is made with wood from our own forest lands. We own a total of approximately 1.9 million hectares (approximately 4.7 million acres) of forest land in Sweden, making us one of the largest private forest owners in Sweden. We also have significant forest holdings in Canada, Portugal and the United States.In 2002, we sold our forest land in Finland and part of our forest land in the United States. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.” Approximately 13 percent of the wood used in our production of pulp in 2002 was harvested from our own forest lands. We purchase other raw materials on the world market from multiple sources of supply, including various chemicals and minerals, such as calcium carbonate, kaolin, latex, optical whitener, starch and hydrogen peroxide.

Long-fiber chemical pulp, made of spruce or pine, is used to manufacture paper requiring superior strength, like magazine paper. Short-fiber chemical pulp, made of birch, beech or eucalyptus, is used primarily in fine papers and boards. Fluff pulp, which is produced by dry defibration and takes on a cotton-like appearance, is used in absorbent materials such as feminine hygiene products and diapers.

The following table presents our total production of pulp, the portion of our production we used internally and the portion we sold to third parties, our purchases of market pulp and the resulting balance in 2002.

	Long- fiber pulp	Short- fiber pulp	Fluff pulp	Total Pulp
	(in thousands of metric tons)
Production
Own mills	2,242	2,278	204	4,724
Associated mills (Sunila)	—	151	—	151

Total	2,242	2,429	204	4,875
Deliveries to own mills	(1,941)	(2,111)	—	(4,052)

Deliveries externally	301	318	204	823
Purchases	(277)	(456)	—	(733)

Pulp balance	24	(138)	204	90

We sold 823,000 metric tons of pulp to third parties in 2002, compared to pulp sales of 822,000 metric tons in 2001 and 1,059,000 metric tons in 2000.

Prior to 2001, we reported the results of our pulp operations as a separate division. Beginning with the first quarter of 2001, we dissolved the pulp division and transferred the pulp mills to our other divisions. The Celbi mill in Portugal and the Skutskär mill in Sweden are currently part of the fine paper product area, the Norrsundet mill in Sweden, the Kemijärvi mill in Finland and the Sunila joint venture in Finland are part of the magazine paper product area and the Enocell mill in Finland is part of the packaging boards product area. We have restated our financial statements for 2000 to reflect the elimination of our market pulp operations as a separate product area.

Energy

Electricity is a significant component of our production costs, especially in the production of mechanical pulp where electricity accounts for up to 20 percent of variable costs. As a result, we own power plants located at our mills and hold substantial interests in affiliated power generators to secure a portion of our electricity needs.

The following table sets forth our total electricity procurement and electricity consumption in 2002:

	Finland	Sweden	Other Europe	North America	Asia	Total
	(Twh)
Electricity production:(1)
CHP (Combined heat and power)	4.0	1.0	1.7	0.8	0.0	7.5
Hydropower	0.3	0.0	0.0	0.3	0.0	0.6
Nuclear power	1.3	0.0	0.0	0.0	0.0	1.3
Other sources	0.5	0.0	0.0	0.1	0.0	0.6

Total	6.1	1.0	1.7	1.2	0.0	10.0

External purchasing	1.9	4.7	3.3	3.4	0.1	13.4

Total procurement	8.0	5.7	5.0	4.6	0.1	23.4

Stora Enso mill consumption	7.7	5.7	4.4	4.6	0.1	22.5
External sales	0.3	0.0	0.6	0.0	0.0	0.9

(1)	The electricity supplied by our own power plants or obtained as a result of ownership interests in power companies.

Marketing

We distribute our products through our own global marketing network with representatives in Europe, North and South America, Asia, Australia and Africa. Our marketing network is made up of more than 30 sales companies and a number of third party sales agents throughout the world.

Our marketing network markets all of our products, providing customers with “one-stop-shopping.” The fine paper and sawn timber product areas also distribute a portion of their products through their own sales channels. Our marketing and sales network consists of customer representatives, who are stationed in the sales companies and are responsible for day-to-day service contacts with customers, and product specialists, who are stationed at the mills and provide support services to the customer representatives and facilitate client contacts. Papyrus, our fine paper merchant chain, distributes our fine paper products for use in graphic printing. In addition, wholly-owned subsidiaries, including Puumerkki Oy and Stora Enso Timber, sell timber products on both a wholesale and retail basis. We sell market pulp through our wholly-owned subsidiaries.

Intellectual Property

We hold a number of patents in Finland, Sweden, the United States and other countries, mostly in the areas of bio-bleaching, forestation and liquid and food packaging. We intend to maintain our patents and to file applications for any inventions, which we deem important to our business operations. Consistent with the industry in which we operate, our operations are not dependent to a significant extent on our patents.

Transportation and Logistics

We are one of Europe’s largest consumers of transportation services by volume. While we manage the transport and distribution of our products internally, we utilize services of various suppliers in the transport field. Transportation costs, a significant portion of which is outsourced, represented approximately 9.5 percent of our 2002 sales. We select transportation service providers based on long-term cost efficiency, quality, customer requirements, flexibility and environmental awareness.

Transport from the Nordic region is handled through various means, including by sea, truck and rail. Goods from our Central European mills are transported and distributed on the European continent primarily by truck. In 2000, we introduced BasePort, a new transport system for our Swedish exports. One key component of the new system is an intermodal carrier for use in shipments by rail and sea. Another key component on the sea route between Gothenburg, Sweden, and Zeebrugge, Belgium, are the new Roll-on/Roll-off vessels, which are ships that permit direct vehicle loading. We will implement the BasePort system gradually over a five-year period. We expect the system to result in cost-savings in transport efficiency, a reduction in emissions and energy consumption per unit weight of goods by nearly half, and improved customer service.

Environmental Matters

Environmental Regulation

Operation of Production Facilities.    We operate in an industry which is subject to comprehensive environmental regulation and governmental supervision. Environmental standards are established by regulatory and administrative norms and environmental permits and licenses. Violations of these regulations and permits could result in fines, injunctions, including orders to cease the violating operations and to improve, or pay for the improvement of, the condition of the environment in the affected area, or other penalties. Environmental permits are subject to modification and revocation by the issuing authorities and must be periodically updated. Management believes that we are in substantial compliance with the environmental laws and regulations applicable to us and that, in general, our discharges and emissions are within or well below levels established by regulation or permits. In those cases where permit limits are exceeded or other infractions occur, we take prompt action to correct the situation, working cooperatively with the authorities.

We invest substantial capital resources on environmental compliance and monitoring of the environment. In 2002, we spent €250 million on capital expenditures and operating and maintenance costs relating to environmental compliance, compared to €235 million in 2001 and €229 million in 2000. The variability in our capital expenditure and operating and maintenance costs for environmental compliance is attributable to the fact that our capital projects for such matters are generally large, though few in number. We expect these amounts generally to decrease over time as capital projects are completed. In addition, we routinely incur costs for the remediation of environmental conditions at our various facilities. Our major current remediation projects include decommissioning activities at the Falun mine in Sweden, the clean-up of mercury contamination at the former chloralkali plant at Skoghall in Sweden, the final safe disposal of mercury at the Skutskär harbor in Sweden and the remediation of soil contamination by chlorophenoles, dioxins and furanes at the former Pateniemi sawmill in Oulu, Finland. We also have potential liability respecting certain soil pollution at Amsterdam harbor in the Netherlands, and an initial decision by the authorities is under appeal. We estimate that our future liabilities relating to our past practices and those of our predecessors will total approximately €55 million.

The Clean Air Act Amendments of 1990 establish Maximum Achievable Control Technology (“MACT”) standards to reduce air emissions of hazardous air pollutants. The MACT standards for different industrial categories are being developed by the U.S. Environmental Protection Agency (“EPA”). On April 15, 1998, the EPA issued MACT regulations governing air emissions and water emissions from the pulp and paper industry, known as the Cluster Rules. Compliance with various phases of the Cluster Rules is expected to reduce the industry’s toxic air pollutant emissions and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. Based upon our interpretation of the Cluster Rules, we are in compliance with the first phase of such rules, which became effective on April 15, 2001. We are also in substantial compliance with the MACT regulations applicable to kraft pulp mill, lime kiln, recovery boiler and smelt dissolving tank sources which will become effective on March 13, 2004. Additional expenditures to achieve full compliance with the MACT regulations will be needed, but we do not expect them to be significant. Compliance with the paper and other web coating MACT standards will be required by December 5, 2005. We are not anticipating significant expenditures to comply with the paper and other web coating MACT standards. On January 13, 2003, EPA proposed industrial boiler MACT regulations. The final regulations may require modifications for our pulp and paper mill power boilers. At this time, we are not in a position to assess what modifications and capital expenditures may be required to comply with the final industrial boiler MACT requirements.

On March 21, 2000, the EPA issued a notice of violation and a finding of violation to our Wisconsin Rapids pulp mill alleging violations of the Prevention of Significant Deterioration and New Source Performance Standard requirements of the Clean Air Act, relating to projects implemented at the mill between 1983 and 1991. EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. Stora Enso North America is pursuing settlement discussions with the EPA seeking to resolve the situation.

On July 11, 2002, the EPA issued a notice of violation and a finding of violation to the Niagara mill alleging violations of the Prevention of Significant Deterioration and New Source Performance Standard requirements of the Clean Air Act, relating to projects implemented at the mill from 1995 to 1997. Stora Enso North America has had discussions with the EPA and asserted defenses to the EPA’s allegations, and continues to pursue resolution of this matter.

Forestry and Wood Procurement.    Forest and environmental protection legislation in Finland and Sweden places equal importance on both the ecological and social sustainability of forests and sustainability for commercial utilization. Much of the environmental legislation to which we are subject is intended to preserve natural biodiversity. We strive to gain acceptance and recognition for our forest management practices through certification by independent parties. By the end of 2002, 95 percent of our pulp, paper and board capacity in Finland and Sweden had received EMAS trial certification (the European Union Eco Management and Audit Scheme) or ISO 14001 certification. Our wood procurement operations in North America received ISO 14001 certification in 2002. We do not accept wood from protected areas, from areas designated by the forest or environmental authorities as being of special ecological importance or areas where the biological diversity is threatened. All domestic and foreign suppliers of wood are required to provide proof of the origin of the wood.

Content of Recycled Fiber.    In recent years, forest products companies have been subject to increasing pressure to use renewable resources in the manufacture of their products and to manufacture recyclable products. In some jurisdictions where we operate, legislation has been enacted to require minimum levels of recycled fiber in forest industry products. In 2002, we used approximately 2.0 million metric tons of recycled paper in the manufacture of our products.

Environmental Management

In spite of increases in the production of pulp, paper and board, most emission totals were down at group level in 2002 compared to 2001. The most notable improvement was an absolute 25 percent reduction in the landfilling of solid waste. Sulphur dioide emissions were also reduced by 11 percent. Discharges of nitrogen and phosphorus were down by four percent and eight percent respectively in specific terms. Discharges of antioxidant were also down 6 percent in specific terms. We believe that these trends are a result of growing awareness of environmental issues, increased environmental training, introduction of environmental management systems and investment in modern technology, which is more efficient and, therefore, saves natural resources and causes lower emissions.

Environmental matters are an integral part of our operations and corporate planning. We have adopted a policy regarding environmental and social responsibility in which we commit ourselves to developing our business in accordance with the principles of ecological, social and economic sustainability. The policy stresses the importance of renewable and recycled raw materials in production. We have committed to increased transparency and strict adherence with environmental legislation, as well as to the various other standards and customs in each country where we operate, with an aim to go beyond these norms when possible.

Our Total Quality Management system serves as a link between our environmental policies and environmental protection and acts as an umbrella for a wide range of management areas, including environmental management systems such as EMAS-registered or ISO 14001 certifications. By the end of 2002, 95 percent of our paper, pulp and board production capacity and all our sawmills in Finland and Sweden were covered by these systems. We have set a target to introduce similar environmental management systems in all of our production units.

Stora Enso North America completed its first round of energy-efficiency audits during 2002, following similar audits undertaken earlier in our European units. We believe that attention to environmental issues and introduction of environmental management systems will enhance our interaction with various interest groups, increase employee participation and generally promote our environmental awareness.

In 2002, Stora Enso had the hightest total score among paper and forest companies in the Dow Jones sustainability indexes, DJSI World and DJSI STOXX. The European Union has commended Stora Enso for showing early commitment to the European Union’s Eco-Management and Audit Scheme (EMAS), as well as for Stora Enso’s systematic implementation of the scheme.

Significant Subsidiaries

Stora Enso Oyj, our parent company, holds approximately 23.0 percent of the operating assets of the Stora Enso group, including packaging board and fluting mills in Imatra and Heinola in Finland, fine paper mills in Imatra, Oulu, Kemi and Varkaus in Finland, and a magazine paper mill in Kemi in Finland. Our subsidiaries conduct the substantial majority of the operations of the Stora Enso group and directly own the substantial majority of the assets of the Stora Enso group.

We have the following significant subsidiaries:

•	Stora Enso North America Corp. is a holding company for our operations in North America. It is incorporated in the United States and has its registered office in Wisconsin Rapids, Wisconsin. It has issued share capital of $1,532 million and paid us no dividends in the year ended December 31, 2002. Our parent company owns all of the issued and outstanding shares of Stora Enso North America Corp.

•	Stora Kopparbergs Bergslags AB owns our forest land in Sweden and it is also the holding company for the shares in our Swedish and German companies. It is incorporated in Sweden and has its registered office in Falun. It has issued share capital of SEK 1,697.5 million and paid us dividends of SEK 6,655 million in the year ended December 31, 2002. Our parent company owns all of the issued and outstanding shares of Stora Kopparbergs Bergslags AB.

•	Stora Enso Financial Services SA conducts our treasury and financing activities. It is incorporated in Belgium and has its registered office in Brussels. It has issued share capital of €120 million and paid Alluma SA dividends of €35.7 million in the year ended December 31, 2002. Alluma SA, our wholly-owned finance subsidiary incorporated in Belgium and with a registered office in Brussels, owns all of the issued and outstanding shares of Stora Enso Financial Services SA. Of the shares of Alluma SA, 99.99 percent are owned by our parent company and the remainder by Stora Enso Luxembourg Sarl, our wholly-owned finance subsidiary incorporated in Luxembourg and with its registered office in the City of Luxembourg.

•	Stora Enso Beteiligungen GmbH is a holding company for our operations in Germany. It is incorporated in Germany and has its registered office in Hochheim am Main. It has issued share capital of €106.2 million and paid Stora Kopparbergs Bergslags AB dividends of €395.0 million and made a capital contribution of €150.0 million to Stora Kopparbergs Bergslags AB in the year ended December 31, 2002. Stora Kopparbergs Bergslags AB owns all of the issued and outstanding shares of Stora Enso Beteiligungen GmbH.

Property, Plants and Equipment

We own our registered office located at Kanavaranta 1, Helsinki, Finland. We rent our other principal executive office in Stockholm and our international office in London. We generally own our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

The following table lists our principal manufacturing facilities:

Mill	Location	Grade/Product	Capacity in 2002 (thousands of metric tons)
Magazine Paper			4,500
Anjala	Finland	Machine finished coated	1500
Biron	United States	Light-weight coated	375
Corbehem	France	Light-weight coated	510
Duluth	United States	Supercalendered	220
Kabel	Germany	Light-weight coated, medium-weight coated, heavy-weight coated	605
Kimberly	United States	Light-weight coated	150
Kotka	Finland	Machine finished coated	145
Kvarnsveden	Sweden	Supercalendered	115
Langerbrugge	Belgium	Supercalendered	165
Maxau	Germany	Supercalendered	400
Niagara	United States	Light-weight coated	220
Port Hawkesbury	Canada	Supercalendered	330
Reisholz	Germany	Supercalendered	220
Summa	Finland	Supercalendered and uncoated machine finished	120
Veitsiluoto	Finland	Light-weight coated, medium-weight coated	425
Whiting	United States	Light-weight coated	195
Wolfsheck	Germany	Supercalendered, wallpaper base	155

Newsprint			3,350
Anjala	Finland	Improved newsprint, book	375
Hylte	Sweden	Newsprint	850
Kvarnsveden	Sweden	Newsprint, Improved newsprint	610
Langerbrugge	Belgium	Newsprint, Improved newsprint, Directory	175
Maxau	Germany	Newsprint	195
Port Hawkesbury	Canada	Newsprint	185
Sachsen	Germany	Newsprint, Directory	330
Summa	Finland	Newsprint, Improved newsprint	340
Varkaus	Finland	Newsprint, Directory, Improved newsprint	290

Fine Paper			3,735
Berghuizer	The Netherlands	Uncoated	195
Grycksbo	Sweden	Coated	250
Imatra	Finland	Uncoated	215
Kimberly	United States	Coated	255
Nymölla	Sweden	Uncoated	445
Oulu	Finland	Coated	875
Suzhou	China	Coated	160
Uetersen	Germany	Coated	180
Varkaus	Finland	Uncoated	225
Varkaus	Finland	Coated	90
Veitsiluoto	Finland	Uncoated	440
Wisconsin Rapids	United States	Coated	380

Mill	Location	Grade/Product	Capacity in 2002 (thousands of metric tons)
Packaging Boards			3,660
Baienfurt	Germany	Folding boxboard	190
Barcelona	Spain	White line chipboard	170
Fors	Sweden	Folding boxboard	350
Heinola	Finland	Fluting	280
Imatra	Finland	Liquid packaging boards, solid bleached sulfate board, folding boxboard	865
Imatra	Finland	Laminating papers	25
Imatra	Finland	Coated speciality papers	80
Ingerois	Finland	Folding boxboard	195
Kimberly	United States	Coated speciality papers	85
Kotka	Finland	Laminating papers	160
Pankakoski	Finland	Folding boxboard, speciality boards, solid bleached boards	95
Pori	Finland	Coreboard	110
Skoghall	Sweden	Liquid packaging boards, white top linerboard, folding boxboard	600
Stevens Point	United States	Coated speciality papers	185
St. Seurin-sur-l’Isle	France	Coreboard	80
Vetersen	Germany	Coated speciality papers	70
Varkaus	Finland	Coreboard	85
Wisconsin Rapids	United States	Coreboard	35

Total Paper and Board			15,245

Mill	Location	Grade/Product	Capacity in 2002 (thousands of metric tons)
Plastic Coating Plants			500
Forshaga	Sweden	Plastic coating	140
Hammarby	Sweden	Plastic coating	35
Imatra	Finland	Plastic coating	280
Karhula	Finland	Plastic coating	45

Core Tube Factories			197
Hangyhou	China	Core tubes	10
Edam	The Netherlands	Core tubes	7
Imatra	Finland	Core tubes	5
Elfes	Germany	Core tubes	30
Loviisa	Finland	Core tubes	25
Tolosana	Spain	Core tubes	15
Milton-Keynes	United Kingdom	Core tubes	40
Pori	Finland	Core tubes	15
Säffle	Sweden	Core tubes	25
Wisconsin Rapids	United States	Core tubes	25

Packaging Plants			650
Balabanovo	Russia	Corrugated board and boxes
Heinola	Finland	Corrugated board and boxes
Jönköping	Sweden	Corrugated board and boxes
Kaunas	Lithuania	Corrugated board and boxes
Klaibeda	Lithuania	Corrugated board and boxes
Lahti	Finland	Corrugated board and boxes
Paty	Hungary	Corrugated board and boxes
Riga	Latvia	Corrugated board and boxes
Ruovesi	Finland	Corrugated board and boxes
Skene	Sweden	Corrugated board and boxes
Tallinn	Estonia	Corrugated board and boxes
Tartu	Estonia	Corrugated board and boxes
Tiukka	Finland	Corrugated board and boxes
Vikingstad	Sweden	Corrugated board and boxes

Mill	Location	Grade/Product	Capacity in 2002 (thousands of metric tons)
Unintegrated Pulp Mills			2,075
Celbi	Portugal	Short-fiber eucalyptus	295
Enocell	Finland	Short and long-fiber	630
Kemijärvi	Finland	Long-fiber	230
Norrsundet	Sweden	Long-fiber	295
Oulu	Finland	Short and long-fiber	80
Skutskär	Sweden	Short, long-fiber and fluff pulp	545

Mill	Location	Grade/Product	Capacity in 2002 (m3 in thousands)	Further processing capacity in 2002 (m3 in thousands)
Timber Products			6,045	2,373
Ala	Sweden	Redwood	300	10
Amsterdam	The Netherlands	—	—	110
Bad St. Leonhard	Austria	Central European Timber	330	200
Brand	Austria	Central European Timber	325	230
Gruvön	Sweden	Whitewood, Redwood	350	200
Honkalahti	Finland	Whitewood, Redwood	420	140
Kitee	Finland	Whitewood	360	—
Kopparfors	Sweden	Whitewood	320	200
Koski (51% interest)	Finland	Redwood	—	—
Kotka	Finland	Whitewood	290	80
Lamco (51% interest)	Austria	—	—	85
Linghed	Sweden	Redwood	40	—
Plana	Czech Republic	Central European Timber	330	210
Sollenau	Austria	Central European Timber	320	240
Tolkkinen	Finland	Whitewood	270	—
Uimaharju	Finland	Redwood	300	—
Varkaus	Finland	Whitewood	330	—
Veitsiluoto	Finland	Redwood	290	—
Ybbs	Austria	Central European Timber	600	310
Zdirec	Czech Republic	Central European Timber	480	60

Currently, we also own 66 percent of Sylvester AS with sawmills in Aravete, Imavere, Kurista, Näpi, Paikuse and Sauga in Estonia, and Laukalne in Latvia, with a total capacity of 882 thousand cubic meter for sawn wood, of which 90 percent is whitewood, and 49 percent of a sawmill in Wimmer, Germany, with a 180 thousand cubic meter capacity for further processing. In addition to the facilities presented in the table above, we have 11 fine paper sheeting plants, with total annual capacity of 2,176 thousand metric tons, and ten board sheeting plants, with total annual capacity of 733 thousand metric tons. We also have five research and development centers located in Finland, Sweden, Germany and the United States.

Item 5.    Operating and Financial Review and Prospects

Please refer to “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” for a discussion of the factors relevant to this discussion and other forward-looking statements in this annual report.

General

The information in this section concerning our financial condition and results of operations refers to our consolidated financial statements included in this annual report. Our consolidated financial statements are prepared in accordance with IFRS, which differs in some respects from U.S. GAAP. A reconciliation of amounts reported under IFRS to the amounts determined under U.S. GAAP and a discussion of the principal differences between IFRS and U.S. GAAP is set out in Note 27 to our consolidated financial statements beginning on page F-1 of this annual report.

Industry Overview

Prices for paper and board are cyclical, primarily reflecting changes in supply that result from capacity additions and reductions, as well as changes in inventory levels. Changes in prices differ between products and geographic regions. Because paper producers have a high proportion of fixed costs, these fluctuations in prices for forest products cause corresponding fluctuations in profitability. Profitability in the forest products industry is also affected by changes in raw material costs, efficiency of operations and prevailing exchange rates between producer and consumer countries.

In the recent past, consumption of most paper grades by end-users has increased steadily by approximately 2-3 percent per year, and levels of consumption have not typically followed price fluctuations. In contrast, demand for paper and board products by customers of paper producers has fluctuated significantly, suggesting that customer demand is driven by a combination of end-user consumption and changes in the levels of inventory that customers maintain. Some customers aim to build inventories in anticipation of increases in paper and board prices and then satisfy end-user demand from their inventories when paper and board prices are high.

The slowdown in the world economy, which began in 2001, continued during 2002, causing the demand for advertising-driven paper grades to fall sharply. Paper prices in Europe decreased during 2002 due to excess capacity in certain grades. In North America, demand for printing and writing paper increased towards the end of 2002, resulting in increases in North American prices for newsprint and fine paper.

The following tables set forth estimated global consumption of paper and board in 2002(1):

	Western Europe		North America	Asia and Oceania
	(million tons)
Newsprint	9.8		11.3	10.3
Uncoated mechanical	4.5		5.6	1.8
Coated magazine paper	6.3		5.2	2.1
Coated fine paper	7.1		5.9	8.7
Uncoated fine paper	8.9	(2)	13.5	18.1
Containerboards	20.3		30.2	29.3
Cartonboards	6.5		12.7	10.7

(1)	Source: Resource Information Systems, Inc. (“RISI”), February 2003.
(2)	Contains only bulk grades.

In 2001, declining market prices for paper and board, except for newsprint, led to lower profitability in the industry. Weak demand in 2001 was due to the slowdown in the world economy, particularly in North America, and decreasing of inventories by the customers, which began during the last quarter of 2000. The principal producers in our respective industries made production curtailments in 2001 to avoid inventory increases.

Generally higher paper prices in 2000 resulted in improved profitability in the industry. In 2000, prices for almost all of our products increased as a result of good general economic conditions and a favorable supply situation. The principal exceptions were magazine paper and newsprint prices in Europe, which remained stable.

In 1999, despite modest declines in market prices for paper and board, increased deliveries helped maintain industry profitability. Prices for magazine paper and newsprint were slightly lower than in 1998. Prices for fine paper and board increased in the second half of 1999 as a result of good general economic conditions. In 1999, prices for whitewood and central European timber increased, while prices for redwood were lower than in 1998.

Higher prices for printing and writing paper in 1998 led to increased profitability throughout the industry. Prices for most paper and board products rose in the first half of 1998. Prices for magazine paper and newsprint stabilized in the second half of the year 1998, while prices for fine paper and board fell as a result of the economic crisis in Russia and Asia. Despite market trends, prices for timber products were slightly lower in 1998 than in 1997 as a result of increased price competition caused by oversupply.

Profitability in the forest products industry was generally low in 1996 and 1997. This was because producers responded to extraordinarily high prices in 1994 and 1995 by increasing capacity, and the resulting oversupply caused prices to fall sharply. In the recent past, industry participants have been more cautious about making significant capital investments. European and North American paper producers have generally increased their capacity through acquisitions and rebuilding existing equipment, rather than through investments in new capacity. Recently, however, paper producers in Europe and Asia have introduced new capacity in the areas of magazine paper, newsprint, fine paper and saw milling.

In 2002, our principal variable costs related to transport and sales commissions, accounting for approximately ten percent of sales; wood, timber and recycling paper, accounting for approximately 18 percent of sales; chemicals and filler, accounting for approximately ten percent of sales; and energy, accounting for approximately seven percent of sales. Historically, these percentages have remained relatively stable and have not varied significantly during the periods under review below. However, prices for wood and timber and for energy may fluctuate significantly, affecting our profitability.

We are an integrated paper producer, meaning that we are able to satisfy a substantial portion of our pulp needs internally since our purchases and sales of pulp on the market are largely in balance. As an integrated producer, we are less affected by increases in pulp prices than non-integrated producers. To the extent we produce our own pulp, we may be able to increase the utilization rates of our production facilities.

We intend to continue to reduce production costs and improve the efficiency of our operations and the utilization of our production facilities. We expect improvement in production efficiencies to result from a combination of additional synergies resulting from the merger of STORA and Enso and the acquisition of Consolidated Papers, ongoing investments in existing operations and the discontinuation of under-performing operations. At the end of 2000, we had realized annualized synergies of €240 million relating to the merger of STORA and Enso, which was well in excess of what we had forecast for the year 2000 at the time of the merger. We estimate that annualized synergies from the Consolidated Papers acquisition will reach $110 million when market for our products recovers. At the end of 2001 and 2002, the realized annualized synergies relating to the acquisition were €74 million and €87 million, respectively, which was less than what we had forecast for those years at the time of the acquisition. We are implementing productivity programs in our mills and expect additional cost savings from the elimination of production bottlenecks, modernization of equipment, and rebuilding of paper machines.

Among fixed-cost components, personnel costs accounted for approximately 18 percent of sales and depreciation, amortization and impairment charges amounted to approximately 19.1 percent of sales in 2002. A one percent increase in payroll costs would increase our total personnel costs by approximately €23 million.

Recent Developments

Profit Enhancement Plan and Impairment Charges Related to Our North American Assets

In August 2002, our board of directors adopted a profit enhancement plan for our North American operations to improve the division’s results of operations and competitiveness. The North American operations have been suffering from poor market conditions since the end of 2000, and, with the profit enhancement plan, we aim to focus increasingly on core assets, improve competitiveness in coated groundwood and fine papers and secure competitive pulp for our North American operations. The organization of our North American operations has been streamlined to match its requirements and targets. Since the acquisition of Consolidated Papers, the North American workforce has been reduced from 7,294 employees to 6,156 employees and we are planning to further reduce the workforce in North America by approximately 500 employees.

As part of the North American profit enhancement plan in September 2002, due to weakened market conditions in North America, we recorded a pre-tax impairment charge of $1,081.0 million (€1,143.3 million) related to impairment of our North American assets. A total of $868.8 million (€918.9 million) of the impairment related to goodwill. As of December 31, 2002, the value of remaining goodwill related to our North American assets was $645.9 million (€615.9 million), which is amortized over its estimated useful life of 17 years. The impairment was calculated with a pre-tax discount rate of 9.5 percent using the value in use method for each cash generating unit. Of the impairment charges, €1,014.5 million relates to the operations of our magazine paper product area and €128.8 million to the operations of our fine paper product area. In addition, as part of the North American profit enhancement plan, a further $50.0 million (€52.9 million) impairment charge relating to the operations of our fine paper product area was recorded in the third quarter of 2002 to restructure selected manufacturing assets.

Asset Restructuring Plan

In May 2002, we announced our decision to invest approximately €70 million in the rebuilding of folding boxboard machine at the Baienfurt mill in Germany to improve productivity and increase annual capacity by 35,000 metric tons to 210,000 metric tons. This rebuilding is scheduled to be completed in February 2004.

In April 2002, we closed down our folding carton operations and pasted chip line at our Wisconsin Rapids mill in the United States. The mill’s capacity was 25,000 metric tons. In addition, we decided to close down light-weight coated paper machine no. 23 at our Biron mill in the United States. We also plan to invest approximately $50 million during the next two years to modernize selected pulp and paper machines in our magazine paper product area, including rebuilding light-weight coated paper machine no. 26 at our Biron mill.

In October 2002, as part of its ongoing program to increase the overall competitiveness of assets, our board of directors approved a comprehensive asset restructuring plan to improve the value of our assets in the magazine and fine paper product areas through targeted investments, machine specialization measures and elimination of less-competitive production assets. Our goal is to complete the implementation of the plan by the end of 2005.

In the magazine paper product area, we are planning to build a new paper machine at the Kvarnsveden mill in Sweden, at a cost of approximately €450 million, close down paper machine No. 9 at the Kvarnsveden mill, rebuild paper machine No. 6 at the Maxau mill in Germany at a cost of approximately €170 million, divest of the Wolfscheck mill in Germany, rebuild paper machine No. 5 at the Corbehem mill in France at a cost of approximately €60 million, and invest €30 million at the Kotka mill in Finland to improve its quality and productivity.

In the fine paper product area, we are planning to invest €125 million to upgrade paper machine No. 3 at the Veitsiluoto mill in Finland, and upgrade and modernize paper machine No. 1 at the Nymölla mill in Sweden, at a cost of approximately €23 million.

In the newsprint product area, we are planning to replace the existing stone groundwood pulp line at the Varkaus mill in Finland by a new thermomechanical pulping line at a cost of approximately €50 million.

In the timber products, we are planning to modernize and enhance the Varkaus sawmill in Finland at a cost of €20 million, and invest €13 million in two sawmills in the Russian regions of Karelia and Novgorod.

In North America, we are planning to rebuild a paper machine at the Kimberly mill in the United States at a cost of €13 million, as well as make targeted investments at the Wisconsin Rapids, Biron, Niagara and Whiting mills in the United States and expand the thermomechanical pulp line at the Port Hawkesbury mill in Canada. These investments will be balanced by the closure of unprofitable capacity at the Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury mills.

Recent Divestitures

Since the merger of STORA and Enso, we have been actively streamlining our operations. As part of these efforts, we have divested non-core businesses such as our former speciality papers operations. Additionally, we have sold a substantial portion of our power generation operations that are not located at one of our mills. With these and other selective divestitures, we have increased our focus on our core businesses.

Energy.    In the first half of 2000, we sold a significant portion of our energy generation operations in Finland and Sweden, including our shares in affiliated hydro power and Swedish nuclear power generators entitling us to energy generation capacity, our regional power distribution networks and our power sales agreements, to Fortum Oyj, a Nordic energy company, for a purchase price of approximately €1.9 billion, including the assumption of approximately €1.1 billion in debt by Fortum. As a result of the sale, we recorded a gain on disposition of €524.8 million before tax and €414.4 million after tax. The assets sold include 1,511 MW of energy generation capacity, of which 1,096 MW was hydro power, 301 MW was nuclear power and the remaining 114 MW was oil and coal power.

We continue to own power plants located at our mill sites and a 14.4 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies.

Packaging Boards.    We ceased board production at the Mölndal mill in Sweden in April 2000. The Mölndal paperboard manufacturing machine’s capacity was 45,000 metric tons.

In November 2000, we established a 50/50 joint venture, Billerud Ab, a Swedish manufacturer of packaging paper, together with AssiDomän Ab, a Swedish manufacturer of timber products and cartonboard. The assets of Billerud consist of the Gruvön mill as well as the Karlsborg and Skärblacka mills in Sweden, which AssiDomän transferred to Billerud in exchange for 50 percent interest in Billerud. In October 2001, we sold 20 percent of the shares of Billerud to AssiDomän Ab for €62.8 million and, in June 2002, a further 29.5 percent of the shares of Billerud through market transactions for €182 million, reducing our interest in Billerud to 0.5 percent.

Property.    In July 2001, we sold our Düsseldorf office building for a gain of €18.0 million. In January 2000, we sold our Stockholm office building for a gain of €24 million.

Forest Land.    In July 2002, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41.1 percent of the shares in Tornator Timberland Oy and the remaining 58.9 percent is held by Finnish institutional investors. In December 2002, we sold Tornator Oy to Tornator Timberland Oy. As a result of the sale, we recorded a gain of €25.9 million. We have entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually.

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€149.1 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€49.5 million). In addition, we have announced that we are considering different options with respect to our ownership of forest land in Sweden.

Recent Acquisitions

In March 2000, we acquired the Finnish paper merchant, Paperi-Dahlberg Oy, and the Norwegian paper merchant, Carl Emil A/S. In 2000, our subsidiary Corenso United Oy Ltd acquired two tube plants in the Netherlands and Sweden from Huhtamäki Van Leer Oyj. The tubes are used in the paper industry and also in household foil, fax paper and cash register applications. The aggregate 1999 annual sales of the two plants were approximately €6 million. We paid an aggregate purchase price of €35.5 million for the acquisitions of the two paper merchants and Huhtamäki’s tube plants.

On August 31, 2000, we acquired Consolidated Papers for a total consideration (including assumed debt) of approximately $4.5 billion. Consolidated Papers had sales of $1.8 billion in 1999. The primary market for Consolidated Papers is North America, which is the world’s largest paper market. Its core products are magazine paper and fine paper. At the time of the acquisition, Consolidated Papers was North America’s largest producer of supercalendered magazine papers and coated fine papers. Following the acquisition, we have a 20 percent share of the market for magazine paper in North America, making us the leading supplier in that market.

In December 2000, we entered into an agreement with AB Tetra Pak to buy its Forshaga unit in Sweden. After making modifications, we will use the Forshaga unit for coating and laminating liquid board. The acquisition increased our PE-laminating capacity from approximately 350,000 metric tons to approximately 500,000 metric tons per year. The transaction was completed in July 2001.

In March 2001, Corenso (UK) Ltd., a subsidiary of Corenso United Oy Ltd., purchased the core and tube business and certain related assets of BPB Paperboard Ltd, a British core and tube producer, for an aggregate purchase price of €4.8 million. In May 2001, Corenso (UK) Ltd. purchased all the shares in Rollpack Ltd., a U.K.-based producer of light cores, tubes and edge protectors with annual sales of approximately GBP 5 million, in exchange for 14 percent of the shares in Corenso (UK) Ltd. Corenso United Oy Ltd. owns the remaining 86 percent. Following these acquisitions, Corenso (UK) has approximately 150 employees. UPM-Kymmene Oyj owns 29 percent of the share capital of Corenso United Oy Ltd. and Stora Enso Oyj owns the remaining 71 percent.

In October 2001, we became the sole owner of Stora Enso Timber Oy by acquiring an additional 26.5 percent of the shares of Stora Enso Timber for an aggregate purchase of €154.5 million.

On October 9, 2001, we increased our interest in Stora Enso Suzhou Paper Co to 80.87 percent by acquiring an additional 20 percent of the shares of Stora Enso Suzhou Paper for an aggregate purchase price of €24 million.

In January 2002, Corenso United Oy Ltd. completed the acquisition of Bäcke Emballage AB and Mohed Emballage AB, two Swedisch core manufacturers, for an aggregate purchase price of €25.6 million. In 2001, the two companies produced in the aggregate approximately 20,000 metric tons of heavy-duty cores for the paper and board industry and had a total of 55 employees.

On February 21, 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester, for an aggregate purchase price of €122.6 million. Sylvester operates six sawmills in Estonia and Latvia and had net sales of approximately €160 million in 2002.

Other Recent Developments

In June 2002, we signed a memorandum of understanding with the Guangxi Zhuang Autonomous Region Government in China for jointly conducting a prefeasibility study covering industrial-scale plantations and integrated pulp and paper operations in Guangxi Zhuang in China.

In May 2002, we announced our decision to construct a new corrugated board mill in Arzamas in Russia. The annual capacity of the Arzamas mill will be 120 million square meters and our total capital expenditure on the construction will be approximately €33 million. We plan to start production at the Arzamas mill in January 2004.

In April 2002, we sold our Mölndal mill in Sweden to KLIPPAN AB, a Swedish speciality paper manufacturer, for a total purchase price of €25 million. We recorded no gain as a result of the sale. The total fine paper capacity of Mölndal mill was 80,000 metric tons. In addition, the mill’s board sheeting capacity was 40,000 metric tons. Approximately 400 employees were affected by the transaction.

During the second quarter of 2002, we closed down the operations of Papyrus GB Limited, our merchant division in the United Kingdom. Approximately 200 employees were affected by the closure.

Currency Fluctuations

Until 1999, most of the revenues, debts and receivables, and a significant portion of the expenditures, of our company and our predecessors STORA and Enso were denominated in currencies other than their respective accounting currencies, the Swedish krona and the Finnish markka. As a result, fluctuations in exchange rates had a significant impact on the financial results and competitiveness of our company and its predecessors. Until January 1, 1999, the biggest single currency risk related to fluctuations in exchange rates for the Finnish markka, which was our accounting currency in 1998 and the accounting currency for Enso prior to the creation of Stora Enso.

We changed our accounting currency to the euro on January 1, 1999, the date of the introduction of the euro. Since its introduction, we have increasingly used the euro as a pricing currency, although sales also often take place in the customer’s own currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. We remain subject to currency exchange risk on the cost side mainly related to fluctuations in exchange rates for the Swedish krona and on the income side mainly related to fluctuations in exchange rates for the U.S. dollar and British pound sterling.

Transaction risk is the risk that our profit could be affected as a result of foreign exchange rate movements. In accordance with our policy, we can hedge up to 75 percent of our 12-month currency flows outside the euro area. For a more detailed discussion of our management of exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risks” below.

The euro was introduced as an account currency on January 1, 1999, when final conversion rates for the euro and the currencies of the European Union member states participating in Stage Three of the EMU became effective. For the Finnish markka, the irrevocable conversion rate is FIM 5.94573 to one euro. During 2002, the U.S. dollar decreased in value against the euro by a total of 5.2 percent when comparing average rates for the year 2001 and the year 2002. The British pound sterling decreased in value against the euro by a total of 1.1 percent in 2002. See “Item 3. Key Information—Exchange Rates” for information about historical euro/U.S. dollar and Swedish krona/U.S. dollar exchange rates.

Critical Accounting Policies

Our principal accounting policies are described in more detail in note 1 to our consolidated financial statements included in Item 18 of this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable. However, actual results and timing of recognition could differ from those estimates.

Management believes that the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to our reported results.

Fixed Assets

For fixed assets acquired in an acquisition, management uses an external advisor to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Management believes that the assigned values and useful lives as well as the assumptions used are reasonable under the circumstances. However, different valuation assumptions and assigned lives could have a significant impact on the amounts reported through our financial statements.

The carrying amounts of fixed assets are reviewed at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Triggering events for impairment reviews include, among others, the following:

•	material permanent deterioration in the economic or political environment of our customers or our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in our strategic orientations affecting the business plans and previous investment policies.

If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount.

We performed a fixed asset impairment review under IAS 36 in the third quarter of 2002 for our North American assets and recorded an impairment charge of €224.4 million as a result thereof.

Goodwill

Under IFRS, goodwill is tested periodically for impairment but is otherwise amortized on a straight-line basis over its expected useful life, which may vary from five to 20 years depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortization periods are adjusted accordingly. Goodwill impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital (“WACC”). A pre-tax discount rate used for the net present value calculation of projected cash flows reflects WACC. In accordance with IAS 36, we performed a goodwill impairment test in the third quarter of 2002, which resulted in a goodwill impairment charge of €918.9 million.

Under U.S. GAAP, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under SFAS No. 142, goodwill, which represents the excess of purchase price over fair value of net assets acquired, and intangible assets with indefinite useful lives are no longer amortized but will be tested for impairment at least on an annual basis in accordance with the provisions of SFAS No. 142.

Our goodwill is tested for impairment at least on an annual basis. The impairment test involves a comparison of the fair value of each of our reporting units, as defined under SFAS No. 142, with its carrying amount. If an asset’s carrying amount exceeds its fair value, then such asset is considered to be impaired. The impairment is measured by the amount by which the carrying value of the assets of the reporting unit being measured exceeds their fair value, up to the total amount of such assets. Fair value is determined based on a discounted cash flow valuation. The method is the same as the method being used for IFRS purposes with the exception of using a post-tax discount rate. Changes in any of these estimates could have a material effect on the fair value of these assets in future measurement periods. On an ongoing basis, we expect to perform our annual impairment tests during the third quarter of each year.

In accordance with SFAS No. 142, we completed a transitional goodwill impairment test as of January 1, 2002, which did not indicate impairment. However, our annual goodwill impairment test in the third quarter of 2002 resulted in a goodwill impairment charge of €1,081.1 million, of which €924.2 million and €156.9 million related to North America Magazine Paper reporting unit and North America Fine Paper reporting unit, respectively.

Derivatives

As an international producer and seller of paper and forest products, we are exposed to foreign exchange rate movements and commodity price volatility.

According to our policy, in 2002, we hedged a minimum of 25 percent and maximum of 75 percent of the upcoming 12 months estimated net exposure in a specific currency, with a benchmark of 50 percent. From July 2001, we have applied hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, for cash flow related to external sales and deferred €36.7 million, net of taxes of unrealized gains through other comprehensive income as of December 31, 2002. However, the derivative financial instruments that do not fulfill the criteria for hedge accounting have been fair valued with the result entered in financial items at the balance sheet date of December 31, 2002.

Prices for our main products have been cyclical in nature and, consequently, our earnings are exposed to commodity price volatility. The group has implemented a commodity risk management framework in the areas of fiber and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments and derivative financial instruments in accordance with IAS 39, intercompany inventory profits and tax losses carried forward which are recognized as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilized.

We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for its future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported through our consolidated financial statements. The net deferred tax liabilities under IFRS were €1,734.6 million, or 9.5 percent of total assets, as of December 31, 2002, €1,982.9 million, or 9.6 percent of total assets, as of December 31, 2001 and €2,235.8 million, or 10.5 percent of total assets, as of December 31, 2000.

Pensions

The group operates a number of defined benefit and contribution plans throughout the world, the assets of which are generally held in trustee administered funds.

Contributions to defined contribution pension plans are charged to the income statement in the year to which they relate. For defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Decommissioning costs, which comprise the costs of closing the site and preparing it for future use, are capitalised at the outset of a development and amortized over its expected life so that the full cost of environmental reinstatement will have been expensed by the end of the project. Total environmental provisions amounted to €54,5 million as of December 31, 2002 and €57,5 million as of December 31, 2001.

New Accounting Standards

SFAS No. 146

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. We are currently assessing the impact of this statement on our results of operations and financial condition.

FIN 45

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands on the accounting guidance of SFAS No. 5, Accounting for Contingencies, SFAS No. 57, Related Party Disclosures, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective for us on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements for periods ending after December 15, 2002. We are currently evaluating the impact of this statement on our results of operations or financial condition.

FIN 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). Under that interpretation, certain entities known as “Variable Interest Entities” (“VIEs”) must be consolidated by the “primary beneficiary’” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from a VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be applicable to the financial statements for the fiscal year ending December 31, 2003. The disclosure requirements in FIN 46 are effective for financial statements for periods ending after December 15, 2002. We have completed the assessment of our relationships with potential VIEs in accordance with paragraph 26 of FIN

46. We have not identified any relationships that would have a material impact on the disclosures or on our results of operations or financial condition.

SFAS No. 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—An amendment of FASB Statement No. 123. SFAS No. 148, which is applicable to financial periods ending after December 15, 2002, amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS No. 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply to measurement provision APB Opinion No. 25 Accounting for Stock Issued to Employees.

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. We are currently evaluating the impact of this statement on our results of operations and financial condition.

SFAS No. 150

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003. We are currently evaluating the impact of this statement on our results of operations and financial condition.

Results of Operations

The tables below present sales and operating profit of our various product areas for the three most recent years.

Sales by product area

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Magazine paper	2,818.8	3,449.0	3,036.8
Newsprint	1,766.7	1,933.9	1,641.5
Fine paper	3,473.2	3,617.5	3,108.0
Packaging boards	2,975.0	2,724.0	3,043.4
Timber products	1,242.1	1,180.5	1,235.2
Paper merchants	890.6	840.3	720.6
Forest operations	1,877.4	1,825.6	1,958.7
Elimination of internal sales; other operations(1)	(2,066.5)	(2,062.0)	(1,961.6)

Continuing operations, total	12,977.3	13,508.8	12,782.6
Discontinued operations, energy	70.3	—	—
Internal sales, energy	(30.6)	—	—

Total	13,017.0	13,508.8	12,782.6

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	Year ended December 31,
	2000		2001		2002
	(€ in millions)
		(1)		(1)		(1)
Magazine paper	357.8	399.4	282.7	346.9	(991.5)	79.3
Newsprint	263.5	268.3	503.1	508.8	235.3	240.8
Fine paper	628.9	688.8	324.7	394.5	69.3	292.6
Packaging boards	352.2	441.3	339.5	346.2	345.7	365.8
Timber products	69.1	73.3	5.2	12.6	32.4	46.8
Paper merchants	8.3	9.9	(10.0)	(7.2)	(24.6)	5.5
Forest operations	118.7	115.3	88.1	88.1	122.2	96.3
Other(2)	(4.7)	(35.1)	(46.4)	(43.2)	59.6	(51.8)

Continuing operations, total	1,793.8	1,961.2	1,486.9	1,646.7	(151.6)	1,075.3
Discontinued operations, energy	577.5	52.7	—	—	—	—

Operating profit (loss), total	2,371.3	2,013.9	1,486.9	1,646.7	(151.6)	1,075.3
Goodwill amortization	—	(88.3)	—	(151.5)	—	(148.8)
Non-recurring items(3)	—	445.7	—	(8.3)	—	(1,078.1)

Operating profit (loss), total	2,371.3	2,371.3	1,486.9	1,486.9	(151.6)	(151.6)

(1)	Excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2000 consist mainly of capital gains from the sale of power assets and the Stockholm office building, a surplus in the Swedish pension system, asset write-downs and closing costs related to mill closings, and a one-time increase in costs due to inventory fair valuation in the Consolidated Papers acquisition. The non-recurring items for 2001 consist mainly of gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH. The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and the United States.

The Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Sales

Group.    Our sales were €12,785.6 million in 2002, a decrease of €723.2 million, or 5.4 percent, from sales of €13,508.8 million in 2001. The decrease was attributable primarily to the decreased delivery volumes of the newsprint and fine print product areas and lower sales prices for all product areas, partially offset by the impact of increased delivery volumes of the magazine paper and packaging boards product areas as well as timber products. In addition, the weakening of the U.S. dollar and the British pound sterling relative to the euro contributed a decrease in our sales in 2002 compared to 2001. Due to the low order level, we curtailed our production of paper and board by 1,275,000 metric tons in 2002, with 220,000 metric tons of such curtailments taking place in North America. Most of the curtailments were made in the magazine paper product area (569,000 metric tons), the newsprint product area (305,000 metric tons), and the fine paper product area (250,000 metric tons). The product area discussions below include internal sales.

Magazine Paper.    Sales by the magazine paper product area were €3,036.8 million in 2002, a decrease of €412.2 million, or 12.0 percent, from sales of €3,449.0 million in 2001. The decrease was attributable primarily to lower sales prices, partially offset by the impact of increased delivery volumes.

Newsprint.    Sales by the newsprint product area were €1,641.5 million in 2002, a decrease of €292.4 million, or 15.1 percent, from sales of €1,933.9 million in 2001. The decrease was attributable primarily to lower sales prices.

Fine Paper.    Sales by the fine paper product area were €3,108.0 million in 2002, a decrease of €509.5 million, or 14.1 percent, from sales of €3,617.5 million in 2001. The decrease was attributable primarily to lower sales prices.

Packaging Boards.    Sales by the packaging boards product area were €3,043.4 million in 2002, an increase of €319.4 million, or 11.7 percent, over sales of €2,724.0 million in 2001. The increase was attributable primarily to increased delivery volumes, partially offset by the impact of lower sales prices.

Timber Products.    Sales by the timber products amounted to €1,235.2 million in 2002, an increase of €54.7 million, or 4.6 percent, over sales of €1,180.5 million in 2001. The increase was attributable primarily to increased delivery volumes, partially offset by the impact of lower sales prices.

Paper merchants.    Sales by the paper merchants were €720.6 million in 2002, a decrease of €119.7 million, or 14.2 percent, from sales of €840.3 million in 2001. The decrease was attributable primarily to lower sales prices.

Forest Operations.    Sales by the forest operations were €1,958.7 million in 2002, an increase of €133.1 million, or 7.3 percent, over sales of €1,825.6 million in 2001. The increase was attributable primarily to increased delivery volumes and higher sales prices.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to €(1,961.6) million in 2002, as compared to €(2,062.0) million in 2001.

Operating Profit (Loss)

Group.    Our operating loss was €151.6 million in 2002, a decrease of €1,638.5 million, from operating profit of €1,486.9 million in 2001. The decrease in operating profit was attributable primarily to the impact of the one-time impairment charge related to our North American assets and the decline in profitability of magazine paper, newsprint and fine print product areas. The weakening of the U.S. dollar and the British pound sterling relative to the euro contributed a decrease in our operating profit in 2002 compared to 2001.

Magazine Paper.    Operating loss for the magazine paper product area was €991.5 million in 2002, a decrease of €1,274.2 million from operating profit of €282.7 million in 2001. The decrease was attributable primarily to the impact of the one-time impairment charge related to our North American assets and lower magazine paper prices. The decrease was partially offset by the positive impact of higher delivery volumes and lower variable costs.

Newsprint.    Operating profit for the newsprint product area was €235.3 million in 2002, a decrease of €267.8 million, or 53.2 percent, from operating profit of €503.1 million in 2001. The decrease was attributable primarily to lower sales due to lower newsprint sales prices and to somewhat higher recovered paper prices.

Fine Paper.    Operating profit for the fine paper product area was €69.3 million in 2002, a decrease of €255.4 million, or 78.7 percent, from operating profit of €324.7 million in 2001. The decrease was attributable primarily to lower sales due to lower fine paper sales prices, partially offset by the positive impact of lower variable costs.

Packaging Boards.    Operating profit for the packaging boards product area was €345.7 million in 2002, an increase of €6.2 million, or 1.8 percent, over operating profit of €339.5 million in 2001. The increase was attributable primarily to increased sales and somewhat lower variable costs.

Timber Products.    Operating profit for the timber products product area was €32.4 million in 2002, an increase of €27.2 million, or 523.1 percent, over operating profit of €5.2 million in 2001. The increase was attributable primarily to increased sales and the positive impact of lower fixed costs, partially offset by increased personnel costs.

Paper Merchants.    Paper merchants had an operating loss of €24.6 million in 2002, compared to an operating loss of €10.0 million in 2001. This was attributable primarily to non-recurring closing costs related to the discontinuation of operations of Papyrus GB limited in the United Kingdom, partially offset by the increase in profitability due to the discontinuation of such unprofitable operations.

Forest Operations.    Operating profit for the forest operations was €122.2 million in 2002, an increase of €34.1 million, or 38.7 percent, from operating profit of €88.1 million in 2001. The increase was attributable primarily to increased net sales and capital gains from the sale of our forest land and related operations in Finland.

Other Operations.    Operating profit from our other operations amounted to €59.6 million in 2002, compared to operating loss of €46.4 million in 2001. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation. The operating profit was attributable primarily to capital gains from the sale of Billerud shares and our forest land and related operations in the United States.

Financial Items

Net financial expense was €206.2 million in 2002, a decrease of €137.3 million, or 40.0 percent, compared to net financial expense of €343.5 million in 2001. The decrease was attributable primarily to lower interest rates and decreased level of our debt.

Profit (Loss)

We had a loss before tax and minority interests of €343.2 million in 2002, a decrease of €1,566.2 million from profit before tax and minority interests of €1,223.0 million in 2001. Income taxes in 2002 amounted to a positive €120.9 million, compared to income taxes of €299.6 million in 2001. Our effective tax rate in 2002 was 35.2 percent, compared to 24.5 percent in 2001. Minority interest income was €0.1 million in 2002 compared to an income of €2.9 million in 2001. Net loss in 2002 was €222.2 million compared to a net profit of €926.3 million in 2001.

The Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Sales

Group.    Our sales were €13,508.8 million in 2001, an increase of €491.8 million, or 3.8 percent, over sales of €13,017.0 million in 2000. The increase was principally attributable to the impact of the acquisition of Consolidated Papers in August 2000. The impact of the strengthening of the U.S. dollar relative to the euro was offset by the impact of the weakening of the British pound sterling and the Swedish krona relative to the euro. The net impact of currency fluctuations on sales was a reduction of €15 million. The increase in sales was partially offset by the impact of the decreased sales of the magazine paper and fine paper product areas primarily due to lower volumes for both magazine and fine paper and lower sales prices for fine paper, as well as the divestiture of the Gruvön mill to Billerud. Our 2000 sales included sales of €317.2 million by the Gruvön mill. Due to the lower demand, we curtailed the production of paper and board by 1,540,000 metric tons in 2001, with 396,000 metric tons of such curtailments taking place in North America. Most of the curtailments were made in magazine paper product area (560,000 metric tons), and in fine paper product area (670,000 metric tons). The product area discussions below include internal sales.

Magazine Paper.    Sales of the magazine paper product area were €3,449.0 million in 2001, an increase of €630.2 million, or 22.4 percent, over sales of €2,818.8 million in 2000. The increase was attributable primarily to our acquisition of Consolidated Papers. The increase was partially offset by the impact of lower volumes.

Newsprint.    Sales of the newsprint product area were €1,933.9 million in 2001, an increase of €167.2 million, or 9.5 percent, over sales of €1,766.7 million in 2000. The increase was attributable primarily to higher newsprint prices in Europe.

Fine Paper.    Sales of the fine paper product area were €3,617.5 million in 2001, an increase of €144.3 million, or 4.2 percent, over sales of €3,473.2 million in 2000. The increase was attributable primarily to the acquisition of Consolidated Papers. This increase was partially offset by the impact of lower volumes of deliveries and lower fine paper prices.

Packaging Boards.    Sales of the packaging boards product area were €2,724.0 million in 2001, a decrease of €251 million, or 8.4 percent, from sales of €2,975.0 million in 2000. The decrease was attributable primarily to the sale of the Gruvön mill to Billerud and lower demand. The decrease was partially offset by the positive impact of higher prices for certain packaging board grades.

Timber Products.    Sales of timber products amounted to €1,180.5 million in 2001, a decrease of €61.6 million, or 5.0 percent, from sales of €1,242.1 million in 2000. The decrease was attributable primarily to lower timber product prices.

Paper merchants.    Sales by the paper merchants were €840.3 million in 2001, a decrease of €50.3 million, or 5.6 percent, from sales of €890.6 million in 2000. The increase was due to the impact of acquisitions, which was partially offset by the impact of a lower volume of deliveries and lower sales prices.

Forest Operations.    Sales by forest operations were €1,825.6 million in 2001, a decrease of €51.8 million, or 2.8 percent, from sales of €1,877.4 million in 2000. The decrease was attributable primarily to lower volume of deliveries, due to the production curtailments in our paper mills.

Energy.    We did not report any energy sales in 2001 compared to sales of €70.3 million in 2000. We sold the energy operations outside of our mills during the second half of 2000. As of January 1, 2001, our remaining off-mill energy assets are included in other operations and comprise our energy department and shares of Gasum Oy and Pohjolan Voima Oy.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to €(2,062.0) million in 2001, as compared to €(2,066.5) million in 2000.

Operating Profit (Loss)

Group.    Our operating profit was €1,486.9 million in 2001, a decrease of €884.4 million, or 37.3 percent, from operating profit of €2,371.3 million in 2000. The decrease in operating profit was attributable primarily to the decline in profitability of all product areas except for the newsprint product area. The net effect of the strengthening of the U.S. dollar relative to the euro and the weakening of the Swedish krona relative to the euro contributed an increase of approximately €60 million in our operating profit in 2001.

Magazine Paper.    Operating profit for the magazine paper product area was €282.7 million in 2001, a decrease of €75.1 million, or 21.0 percent, from operating profit of €357.8 million in 2000. The decrease was attributable primarily to the negative impact of the acquisition of Consolidated Papers and lower volumes, primarily in coated papers, as a result of production curtailments due to lower order volumes and higher relative costs.

Newsprint.    Operating profit for the newsprint product area was €503.1 million in 2001, an increase of €239.6 million, or 90.9 percent, over operating profit of €263.5 million in 2000. The increase was attributable to higher newsprint prices and slightly lower recovered paper prices.

Fine Paper.    Operating profit for the fine paper product area was €324.7 million in 2001, a decrease of €304.2 million, or 48.4 percent, from operating profit of €628.9 million in 2000. The decrease in operating profit was attributable primarily to the negative impact of the acquisition of Consolidated Papers, lower delivery volumes and lower fine paper prices.

Packaging Boards.    Operating profit for the packaging boards product area was €339.5 million in 2001, a decrease of €12.7 million, or 3.6 percent, from operating profit of €352.2 million in 2000. The decrease was attributable primarily to lower sales volumes, higher fixed costs, production curtailments during 2001 and downtime caused by rebuilds in late 2001. The decrease was partially offset by the positive impact of higher sales prices.

Timber Products.    Operating profit for the timber products product area was €5.2 million in 2001, a decrease of €63.9 million, or 92.5 percent, from operating profit of €69.1 million in 2000. The decrease was attributable primarily to an unfavorable change both in the product prices and product mix.

Paper Merchants.    Paper merchants had an operating loss of €10.0 million in 2001, compared to an operating profit of €8.3 million in 2000. This was primarily due to lower volumes and sales prices, combined with a weak performance due to the general oversupply in the United Kingdom.

Forest Operations.    Operating profit for the forest operations was €88.1 million in 2001, a decrease of €30.6 million, or 25.8 percent, from operating profit of €118.7 million in 2000. The decrease was due primarily to lower volumes caused by production curtailments at certain of our Swedish mills, and the effect of the weakening of the Swedish krona relative to the euro.

Energy.    Operating profit from energy operations was €577.5 million in 2000. We sold all of our energy operations outside of our mills in the second half of 2000. As of January 1, 2001, our remaining off-mill energy assets are included in other operations.

Other Operations.    Operating loss from our other operations amounted to €46.4 million in 2001, compared to operating loss of €4.7 million in 2000. This includes non-allocated corporate overhead items, elimination of group internal margins in consolidation. The increase of operating loss was attributable primarily to the absence of similar capital gains and non-recurring income that had offset part of the non-allocated costs in 2000.

Financial Items

Net financial expense was €343.5 million in 2001, an increase of €50.6 million, or 17.3 percent, compared to net financial expense of €292.9 million in 2000. The increase was primarily due to indebtedness assumed in connection with the acquisition of Consolidated Papers.

Profit

We had a profit before tax and minority interests of €1,223.0 million in 2001, a decrease of €876.0 million, or 41.7 percent, from profit before tax and minority interests of €2,099.0 million in 2000. Income taxes in 2001 amounted to €299.6 million, compared to income taxes of €650.3 million in 2000. Our effective tax rate in 2001 was 31.6 percent, compared to 31.0 percent in 2000. Minority interest income was €2.9 million in 2001 compared to a loss of €13.7 million in 2000. Net profit was €926.3 million in 2001 compared to €1,435.0 million in 2000.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance of our production facilities, to expand our business, to fund our working capital requirements and to make dividend payments. We believe that our working capital is sufficient for our present requirements.

Net cash flow from operating activities was €1,426.2 million in 2002, a decrease of €102.3 million as compared to €1,528.5 million in 2001. This decline was caused primarily by lower operating profits. Net cash flow from operating activities decreased by €632.1 million in 2001 from €2,160.6 million in 2000. This decline was caused primarily by lower operating profits.

Cash used in investing activities was €257.3 million in 2002, a decrease of €625.0 million as compared to €882.3 million in 2001. This was due principally to proceeds received from divestitures and lower acquisition expenditures. Cash used in investing activities decreased by €2,028.7 million in 2001 from €2,911.0 million in 2000. This was due principally to lower acquisition expenditures.

Cash used in financing activities was €1,234.4 million in 2002, compared to cash used in financing activities of €1,145.1 million in 2001. Cash provided by financial activities was €853.0 million in 2000. These changes were primarily due to increased borrowing to finance the Consolidated Papers acquisition.

Our total interest-bearing liabilities were €5,176 as of December 31, 2002, compared to €6,409 as of December 31, 2001, and €6,856 million as of December 31, 2000. Our total interest-bearing assets were €2,121 as of December 31, 2002, compared to €1,590 as of December 31, 2001, and €1,673 million as of December 31, 2000.

As of December 31, 2002, we had two unutilized long-term credit facilities in place:

•	a $1.5 billion multi-currency revolving facility that was reduced to $900 million on June 9, 2002 and to $600 million on June 9, 2003. The final maturity date of the facility is June 9, 2004; and

•	a DEM 1.5 billion facility that matures on October 29, 2004.

On January 15, 2003, we signed a new €2.5 billion revolving credit facility with a group of international banks and the two above-mentioned long-term credit facilities were cancelled on February 17, 2003. The final maturity date of the new facility is January 15, 2008.

The aggregate unused credit available to us as of December 31, 2002 amounted to approximately €1.6 billion. In general, our policy is to place long-term debt at the parent company level. However, as of December 31, 2002, Stora Enso North America Corp. (formerly, Consolidated Papers Inc.) had long-term credit facilities with the total principal amount of $437 million outstanding and certain clauses included in the related agreements restrict Stora Enso North America Corp.’s ability to transfer loans to the parent company.

The table below sets forth our contractual obligations and commitments as of December 31, 2002:

		Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-Term Debt	4,831.7	306.5	583.2	1,699.5	2,242.5
Capital Lease Obligations	1,172.2	78.1	154.6	98.3	841.2
Operating Leases	278.7	41.5	68.1	37.8	131.3
Unconditional Purchase Obligations	1,502.0	510.0	324.0	324.0	344.0
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	7,784.6	936.1	1,129.9	2,159.6	3,559.0

	Total Amounts Committed	Per Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
(€ in millions)
Other Commercial Commitments
Lines of Credit	—	—	—	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—

On February 22, 2000, Moody’s Investor Services confirmed a Baa1 rating to our long-term debt and a P-2 rating to our short-term debt. The comparable ratings for our long-term and short-term debt from Standard & Poor’s are BBB+ and A-2/K-1, respectively, which ratings were confirmed also on February 22, 2000. Both agencies have announced that ratings for our debt are stable. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our businesses and the availability of future financing. A downgrade of our long-term credit ratings by Moody’s Investor Services below Baa3 or Standard & Poor’s below BBB- could trigger prepayment clauses in the long-term credit facilities of Stora Enso North America Corp. with the total principal amount of $437 million and certain lease agreements with a total value of $121 million.

Research and Development

General

We conduct research and development in order to respond to evolving customer preferences and the demand for higher quality and more economical paper and board grades and packagings. Recently, our research and development efforts have focused on improving the functionality, performance and consistency in paper and board grades. In 2002, we used €91.6 million, or 0.7 percent of sales, in research and development as compared to €92.3 million in 2001 and €94.5 million in 2000. Research and development costs decreased by 0.8 percent in 2002 as compared to a decrease of 2.3 percent in 2001.

We outsource to research institutes and universities a substantial part of our basic research requirements. In addition, we conduct our technology development research in partnership with equipment and chemical suppliers. We also conduct studies in cooperation with other forest products companies, primarily within Oy Keskuslaboratorio-Central Laboratorium Ab (“Keskuslaboratorio”), which we together with UPM-Kymmene, Metsäliitto group and Myllykoski collectively own.

We have five principal research centers located in Imatra, Finland; Falun and Karlstad, Sweden; Düsseldorf, Germany; and Biron, the United States. In 2002, approximately 600 of our employees were engaged full time in research and development, of whom approximately 400 were employed in our research centers. Our research centers have been of central importance in realizing our goal of using different types of raw materials and modern and innovative technology to produce high quality products.

Product Area Specific Research and Development

One principal function of research and development work is the application of new technologies to our production and enhancement of existing and newly introduced production processes. This type of work is done primarily at our manufacturing facilities.

In the magazine paper product area, research and development work has focused on the further improvement of the quality of deinked pulp. The newsprint product area has concentrated on further improving the printability of paper grades designed to permit printing using heatset and rotogravure printing processes and developing paper grades suitable for new printing applications in the book-printing industry. In the fine paper product area, new products are being developed for high resolution copying, color copying and digital printing.

Recent research and development efforts of the packaging board product area include the development of Enso Silver Barr, a paperboard laminated with aluminum foil. This new product helps extend the shelf life of food products. We have also developed the concept of a “virtual package” to speed up the process of developing new types of packaging and to help customer select packaging that suits their needs. At the Enocell mill in Finland and Norrsundet mill in Sweden, product development has focused on softwood kraft paper pulps. We have succeeded in improving the quality of our soft wood kraft pulp through measures taken in wood material selection and process modifications. Introduction of new pulp grades has resulted in lower costs and improved runnability on the paper machines.

Capital Expenditure

In 2002, our total capital expenditures were €877.6 million, compared to €857.1 million in 2001, and €769.3 million in 2000. The largest projects in 2002 were a new newsprint paper machine, which cost €254.1 million, and a €28.6 million rebuild of a magazine paper machine at the Langerbrugge mill in Belgium, and a €16.5 million rebuild of a fine paper machine at the Oulu mill in Finland. The largest projects in 2001 were a new pulping line, which cost €134.5 million, and a €11.2 million rebuild of the board machine at the Imatra mill in Finland, a €56.7 million rebuild of a fine paper machine at the Oulu mill in Finland, a €22.1 million rebuild of a fine paper machine at the Uetersen mill in Germany and a €14.5 million rebuild of a newsprint paper machine at the Summa mill in Finland. The largest projects in 2000 were a new fiber line at the Imatra mill in Finland, which cost €161.0 million in 2000, and the modernization of Ala, Kopparfors and Gruvön sawmills in Sweden.

Distribution of capital expenditures between product areas and geographic regions is governed largely by the location of existing capacity.

The following table describes our capital expenditures by product area for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Magazine paper	115.1	148.5	151.0
Newsprint	74.8	91.2	331.2
Fine paper	116.6	193.7	131.6
Packaging boards	342.3	294.4	143.5
Timber products	46.5	64.4	53.5
Paper merchants	6.8	5.0	0.0
Forest	18.7	21.2	24.9
Other operations	46.0	38.7	41.9

Continuing operations total	766.8	857.1	877.6
Discontinued operations, energy	2.5	—	—

Total	769.3	857.1	877.6

The following table describes our capital expenditures by country in our primary areas of operation:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Belgium	10.9	30.7	290.6
Finland	384.5	392.1	211.7
Sweden	189.8	158.5	141.0
United States	33.3	66.9	74.4
Germany	65.1	91.6	55.1
Austria	9.9	25.2	22.1
Portugal	12.7	14.9	18.5
Canada	10.3	12.9	12.7
France	19.6	7.8	13.9
Other	33.2	56.5	37.6

Total	769.3	857.1	877.6

In line with our strategy, we expect that our total capital expenditures on scheduled projects in 2003 (excluding acquisitions) will be in line with the level of depreciation charges in 2003 (excluding goodwill), which we estimate to amount to approximately €1.1 billion in 2003. An increase in our capital expenditure forecast for 2003 compared to our capital expenditure in 2002 is due to previously announced projects. We intend to finance our capital expenditures through cash flow from operations.

Our largest project in 2003 is expected to be the completion of the building of the new paper machine at the Langerbrugge mill in Belgium.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 1.6 percent in 2002, 2.6 percent in 2001 and 1.2 percent in 2000. Inflation in Sweden as measured by the change in the consumer price index was 1.6 percent in 2002, 2.9 percent in 2001 and 1.3 percent in 2000. Inflation in Finland and Sweden did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland or Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees

Management of Stora Enso

General

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of our company is divided between the shareholders (through actions taken at general meetings of shareholders), the board of directors, the chief executive officer and the deputy chief executive officer. In addition, our executive management group assists the chief executive officer in the day-to-day management of our company.

The chief executive officer, assisted by the executive management group, is responsible for the day-to-day management of our affairs in accordance with instructions and directives given by the board of directors. Measures which are not within the ordinary course of our business may be taken by the chief executive officer only if approved by the board of directors, unless the delay required to obtain board approval would result in a substantial disadvantage. In the latter case, the board of directors must be informed as soon as practicable of the measures which have been taken.

The business address for our directors and executive management is Kanavaranta 1, FIN-00160 Helsinki, Finland.

Board of Directors

Currently, our board of directors consists of 11 members, each of whom has been elected by the annual general meeting of shareholders on March 20, 2003. Each board member serves for a one-year term, and may be appointed, or removed, only by a resolution of the general meeting of shareholders.

The following table lists the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Principal Occupation or Employment	Year of Birth
Claes Dahlbäck	Chairman of Investor AB and Stora Enso	1947
Krister Ahlström	Vice chairman of the board of Nordea Securities Oyj and Stora Enso	1940
Harald Einsmann	Executive chairman of the board of Findus AB	1934
Björn Hägglund	Deputy chief executive officer of Stora Enso	1945
Jukka Härmälä	Chief executive officer of Stora Enso	1946
Barbara Kux	Executive director of Ford Motor Company, Germany	1954
George W. Mead	Chairman and acting treasurer of Mead Witter Foundation	1927
Ilkka Niemi	Senior advisor, independent consultant	1946
Paavo Pitkänen	President and chief executive officer of Varma-Sampo Mutual Pension Insurance Company	1942
Jan Sjöqvist	President and chief executive officer of NCC AB	1948
Marcus Wallenberg	President and chief executive officer of Investor AB	1956

As described under “—Management Biographies” below, most of the directors had served as members of either the STORA board or the Enso board prior to the 1998 merger of the two companies. George W. Mead served as the chairman of the board of directors of Consolidated Papers prior to our acquisition of Consolidated Papers.

Executive Management Group

The following table lists the names of the members of our executive management group, their responsibilities as of December 31, 2002 with our company and their year of birth:

Name	Responsibility	Year of Birth
Jukka Härmälä	Chief executive officer	1946
Björn Hägglund	Deputy chief executive officer	1945
Esko Mäkeläinen	Chief Financial Office	1946
Lars Bengtsson	Senior executive vice president, newsprint	1945
Jussi Huttunen	Senior executive vice president, fine paper	1954
Pekka Laaksonen	Senior executive vice president, packaging boards	1956
Kai Korhonen	Senior executive vice president, North America	1951
Arno Pelkonen	Senior executive vice president, timber	1954
Bernd Rettig	Senior executive vice president, magazine paper	1956
Yngve Stade	Senior executive vice president, corporate support	1947

All of the members of our executive management group, except for Jussi Huttunen and Arno Pelkonen, have served in their capacities since the merger of STORA and Enso in 1998. As described under “—Management Biographies” below, most of the members of the executive management group had served as members of either STORA management or Enso management prior to the 1998 merger.

In May 2003, our core product areas were reorganized to include three product areas: paper, packaging and forest products. Currently, Kai Korhonen is the head of the new paper product area, Pekka Laaksonen the head of the new packaging product area and Arno Pelkonen the head of the new forest products product area. The reorganization of our core product areas is described in more detail under “Item 4. Information on the Company—Corporate Structure.”

Management Biographies

Board of Directors

Claes Dahlbäck has acted as the chairman of our board of directors since December 1998. He is the chairman of Investor AB. Mr. Dahlbäck is also the chairman of the boards of Vin & Sprit AB, Gambro AB and EQT Funds as well as a member of the boards of directors of several other international corporations. Prior to the 1998 merger of STORA and Enso, Mr. Dahlbäck served as a member of the STORA board of directors beginning in May 1990 and as chairman of the board of STORA since May 1997. Mr. Dahlbäck holds a Master of Science degree in Economics as well as honorary doctorate degrees in Technology and Arts.

Krister Ahlström has acted as the vice chairman of our board of directors since December 1998. He was formerly chairman of the board and president and chief executive officer of A. Ahlström Corporation. Mr. Ahlström is also the vice chairman of the board of directors of Nordea Securities Oyj and a member of the boards of directors of EQT Finland BV and NKT Holding A/S as well as of the boards of several other industrial companies, academic institutions and foundations. Prior to the 1998 merger of STORA and Enso, Mr. Ahlström served as a member of Enso’s supervisory board beginning in May 1993. Mr. Ahlström holds a Master of Science degree in Engineering as well as honorary doctorate degrees in Technology and Arts.

Harald Einsmann is the executive chairman of the board of Findus AB and has been a member of our board of directors since December 1998. He is a member of the boards of directors of British American Tobacco p.l.c., EMI Group plc, Tesco Ltd and several other international corporations. Prior to the 1998 merger of STORA and Enso, he was a member of the STORA board of directors beginning in March 1998. Mr. Einsmann served as the president of Procter & Gample Europe from 1984 until 1999 and holds a Doctor of Philosophy degree in Economics.

Björn Hägglund has acted as our deputy chief executive officer and has been a member of our board of directors since December 1998. Previously, he was the chief executive officer of STORA from March 1998 until December 1998 and the president of STORA Forest Timber from January 1991 until March 1998. Mr. Hägglund is also a member of the board of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries. In addition, he is a member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Agriculture and Forestry. Mr. Hägglund holds a Doctor of Philosophy degree in Forestry.

Jukka Härmälä has acted as our chief executive officer and has been a member of our board of directors since December 1998. Mr. Härmälä is vice chairman of the supervisory board of Varma-Sampo Mutual Pension Insurance Company and vice chairman of the board of directors of Finnlines Plc. He is also a member of the board of the Finnish Forest Industries Federation and a member of the European Round Table of Industrialists. He was employed by Enso from April 1970 to February 1984, and rejoined Enso in September 1988, having been in the interim the senior vice president and a member of the board of management of Kansallis-Osake-Pankki, a predecessor of Nordea Bank. Prior to the 1998 merger of STORA and Enso, he was the president and chief operating officer of Enso from September 1988 through December 1991 and the chief executive officer from January 1992 through December 1998. Mr. Härmälä holds a Bachelor of Science degree in Economics and Business Administration as well as honorary doctorate degrees in Engineering and Economics.

Barbara Kux is an executive director of Ford Motor Company, Germany and has been a member of our board of directors since March 2003. In addition, Ms. Kux is a member of the board of directors of Hero AG of Switzerland and INSEAD in France. Formerly, she served as a vice president of ABB AG and Nestlé S.A. Ms. Kux holds a Master’s degree in Business Administration.

George W. Mead is the chairman and acting treasurer of Mead Witter Foundation and has been a member of our board of directors since August 2000. Prior to our acquisition of Consolidated Papers, Mr. Mead served as the chairman of the board of Consolidated Papers. Mr. Mead holds a Master of Science degree in Paper Chemistry and a Bachelor of Science degree in Chemistry.

Ilkka Niemi is a senior advisor and independent consultant on international finance and has been a member of our board of directors since March 2001. He served as a member of the board of World Bank and as a representative for the Nordic and Baltic countries at the financial institutions of the World Bank Group from August 1997 until August 2000. Prior to that, he served as chief executive officer and a member of the board of the Finnish State Guarantee Board from September 1989 until July 1997. In addition, he acted as the chairman of Finnish Accounting Standards Board from 1993 to 1996. Mr. Niemi holds a Master of Science degree in Economics and Business Administration.

Paavo Pitkänen is the president and chief executive officer and a member of the board of Varma-Sampo Mutual Pension Insurance Company and has been a member of our board of directors since December 1998. In addition, he is a member of the boards of directors of Wärtsilä Corporation and Sampo plc, as well as a member of the boards of directors of Finnish insurance institutions. Prior to the 1998 merger of STORA and Enso, Mr. Pitkänen was a member of Enso’s board of directors beginning in October 1994. Mr. Pitkänen holds a Master of Science degree in Mathematics.

Jan Sjöqvist is the chief executive officer and a member of the board of Swedia Networks AB and has been a member of our board of directors since December 1998. In addition, Mr. Sjöqvist is a member of the board of directors of SSAB Svenskt Stål AB, Green Cargo AB, Lannebo fonder AB and Cell Network AB. Prior to the 1998 merger of STORA and Enso, he served as a member of the STORA board of directors from March 1997 until December 1998. Mr. Sjöqvist holds a Master’s degree in Business Administration.

Marcus Wallenberg is the chief executive officer and the president of Investor AB and has been a member of our board of directors since December 1998. Mr. Wallenberg is a member of the board of Saab AB, Scania

AB, Skandinaviska Enskilda Banken AB, Telefonaktiebolaget LM Ericsson, and the Knut and Alice Wallenberg Foundation. Prior to the 1998 merger of STORA and Enso, Mr. Wallenberg served as a director of STORA beginning in March 1998. From August 1990 until June 1993, Mr. Wallenberg served as a Vice President at Store Feldmühle AG, a subsidiary of STORA. Mr. Wallenberg holds a Bachelor of Science degree in Foreign Service.

Executive Management Group

Lars Bengtsson has acted as the senior executive vice president, newsprint, since September 2000. He is also a member of the board of directors of a number of our subsidiaries and associated companies. Previously he was the executive vice president, fine paper, from December 1998 until August 2000. He joined STORA in 1986. He holds a Master of Science degree in Technology.

Esko Mäkeläinen is our chief financial officer and has acted as the senior executive vice president, accounting and legal affairs, since December 1998. Previously, he was the executive vice president and a member of the board of directors of Enso from January 1992 until December 1998, the vice president and the head of the corporate accounting department of Enso from November 1983 until December 1991, the head of the budgeting department of Enso from May 1977 until October 1983, the head of accounting for the wood processing department from December 1976 until April 1977, and the head of the accounting department of the Kotka mills of Enso from November 1970 until December 1976. Mr. Mäkeläinen is a member of the supervisory board of Mutual Pension Insurance Company Ilmarinen. He joined Enso in 1970 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics and Business Administration.

Jussi Huttunen has acted as the senior executive vice president, fine paper, since January 2002. Previously, he was the managing director of Stora Enso UK from January 1999 until December 2001, managing director of Enso UK Group from August 1994 until December 1998, vice president of the fine paper division of Enso from January 1992 until July 1994, managing director of Enso Marketing Co Ltd from January 1990 until January 1992, managing director of Enso Rose Ltd from March 1986 until January 1992 and sales manager at Enso Marketing Co Ltd from March 1983 until December. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics.

Kai Korhonen has acted as the senior executive vice president, North America, since September 2000. Previously, he was the senior executive vice president, newsprint, from December 1998 until August 2000; the vice president, marketing, of Enso Publication Papers Oy Ltd from January 1996 until December 1998; managing director of Sachsen Papier Eilenburg GmbH from January 1993 until February 1996; and senior vice president, corporate planning, of Enso from March 1991 until December 1992. He joined the Varkaus Mill of Enso (previously, A. Ahlström Osakeyhtiö) in May 1977 and served there in various positions until February 1991. He is a member of the board of directors of American Forest & Paper Association. In addition, he is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering and a Master degree in Business Administration.

Pekka Laaksonen has acted as the senior executive vice president, packaging boards, since December 1998. Previously, he was the executive vice president of the packaging boards division of Enso from August 1993 until December 1998, managing director of Enso (Deutschland) GmbH & Co. from January 1989 until August 1993, sales manager at Enso (Deutschland) from January 1986 until December 1988, a vice president of the plywood division of Enso from September 1984 until December 1985, sales manager at Enso (Deutschland) from August 1981 until August 1984 and an employee of the plywood division of Enso from March 1979 until July 1981. He was also a member of the board of directors of Enso from May 1996 until December 1998 and a deputy member of the board of directors of Enso from August 1993 until April 1996. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. In addition, he is a member of the board of directors of Suominen Corporation. He holds a Master’s degree in Economics and Business Administration.

Arno Pelkonen has acted as the senior executive vice president, timber, since August 2001. Previously, he was the executive vice president and managing director of Stora Enso Timber Oy Ltd from December 1998 until August 2001, managing director of Enso Timber Oy Ltd from September 1995 until December 1998, marketing director of Enso’s sawmill industry from January 1990 until September 1995, sales director of Enso’s sawmill industry from May 1986 until January 1990, and sales manager of Enso’s sawmill industry from May 1984 until May 1986. Mr. Pelkonen is a member of managing board of CEI-Bois. He joined Enso in 1984 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics and Business Administration.

Bernd Rettig has acted as the senior executive vice president, magazine paper, since April 1999. He was the managing director of Stora Enso Kabel GmbH from June 1996 until March 1999 and the managing director of Stora Reisholz GmbH from January 1992 until May 1996. He joined STORA in 1982 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering.

Yngve Stade has acted as the senior vice president, corporate support, since December 1998. Previously, he was the senior vice president of STORA and the president of STORA Corporate Research from March 1994 until December 1998. He is a member of the boards of the Swedish Forest Research AB, TAPPI (International slot) and Marcus Wallenberg Foundation. He joined STORA in 1994 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering.

Corporate Governance

General

Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act and by our corporate governance policy. The board of directors, the chief executive officer and the deputy chief executive officer manage our company. For additional information about the provisions of our articles of association relating to certain other corporate governance matters, see “Item 10. Additional Information—Memorandum and Articles of Association.” The following is a brief summary of certain relevant provisions of the Finnish Companies Act and our corporate governance policy:

Board of Directors.    Our board of directors currently consists of 11 ordinary members: nine non-executives and two executives. The members are appointed by the annual general meeting of shareholders for a one-year term. The board supervises our operation and management and decides upon significant matters relating to strategy, investments, organization and finance. The board also supervises the accounting and financial control matters of our company. The board elects a chairman and a vice-chairman from among its members and appoints a chief executive officer, a deputy chief executive officer and heads of divisions and staff functions. The board also appoints members of the compensation and audit committees.

Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the negotiation or performance, or otherwise having an involvement in connection with, a contract between themselves and Stora Enso. This prohibition also includes contracts between Stora Enso and a third party if such director would receive a material benefit in conflict with the interests of Stora Enso.

Chief Executive Officer.    Our chief executive officer leads the day-to-day management of our company in accordance with the instructions of the board of directors. It is the duty of the chief executive officer to ensure that our accounting methods comply with applicable laws, as well as to oversee corporate strategy, long-range planning and investments, finance and financial planning, corporate communications, investor relations and preparatory work with regard to meetings of the board of directors. In addition, the chief executive officer supervises decisions regarding personnel and other important operational matters.

Deputy Chief Executive Officer.    Our deputy chief executive officer leads various operational matters, including monitoring divisions, corporate support functions, such as purchasing and logistics, use of raw material, research and development, environmental matters and human resources.

Executive Management Group.    Our executive management group is chaired by our chief executive officer and is comprised of the deputy chief executive officer, the divisional heads of the magazine paper, newsprint, fine paper and packaging boards product areas as well as our North American operations and the heads of the following staff functions: strategic business development group, accounting and legal affairs, finance, IT, base resources and corporate support. The executive management group’s duties include investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to meetings of the board of directors and the review of key aspects of our sales network.

Management Group.    The members of the management group include the members of the executive management group and divisional heads as well as heads of various staff functions. The chief executive officer may also appoint additional members. The management group reviews the budget, strategy and daily business development matters.

Board Committees

Audit Committee.    In December 2000, our board of directors established an audit committee that currently consists of Mr. Jan Sjöqvist as the chairman and Messrs. George W. Mead, Ilkka Niemi, Paavo Pitkänen and Marcus Wallenberg as members. The audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process. The audit committee reports to the board of directors. The audit committee met two times in 2002.

Compensation Committee.    Our board of directors has appointed a compensation committee that currently consists of Messrs. Krister Ahlström, Claes Dahlbäck and Harald Einsmann. The compensation committee makes proposals to the board of directors concerning the compensation of our executive officers. Pursuant to the Finnish Companies Act, the shareholders determine the amount of compensation of the board of directors at the annual general meeting.

Operating Committees

Investment Committee.    Our investment committee is chaired by the head of our strategic business development group. Committee members are appointed by the chief executive officer. The duties of the investment committee are as follows: the coordination of investment planning projects, coordination of the investment approval process, final audit and follow-up process, participation in the planning and execution of large investment projects and making recommendations regarding funds available for investments.

Environmental Committee.    Our environmental committee is chaired by our deputy chief executive officer. Committee members are appointed by our chief executive officer. The duties of the environmental committee are as follows: to formulate and communicate corporate environmental strategy and policy for divisions, to coordinate relations and communication with governmental and non-governmental organizations and other stakeholders, to establish environmental management procedures and to draft the annual environmental report.

Research and Development Committee.    Our research and development committee is chaired by our deputy chief executive officer, and members are appointed by the chief executive officer. The purpose and tasks of the research and development committee are as follows: to assist the Stora Enso group in achieving and maintaining quality and productive leadership by facilitating high-quality research and development activities, to monitor technology and future-oriented product development and to recommend the extent of overall research and development activities within the Stora Enso group.

Disclosure Committee.    Our disclosure committee is chaired by our group controller, and members are appointed by our chief executive officer. The duties of the disclosure committee include the reviewing of the disclosure controls and procedures that we have in place and determining any changes that need to be made to improve the efficiency of such disclosure controls and procedures. In addition, the disclosure committee oversees the collection and analysis of financial and non-financial information regarding the Stora Enso group.

Compensation of Directors and Executive Management Group

In 2002, we paid aggregate remuneration of approximately €6.5 million to our board of directors and executive management group, as a group (19 persons). This figure includes benefits in kind and bonuses determined by the compensation committee of the board of directors based on our performance. In the case of executive officers who are members of the executive management group, this compensation was primarily in the form of salaries. In the case of non-executive directors, this compensation was in the form of directors’ fees. In addition, we accrued an aggregate of €1.2 million in 2002 for pension, retirement and similar benefits for the directors and executive management group.

In 2002, we paid our chief executive officer a salary, including benefits, of €1,218,600 and a bonus of €220,200. Members of our executive management group received a total of 560,000 synthetic options in 2002. Members of our board of directors did not receive any options in 2002.

Equity-Based Programs

On April 7, 1997, the shareholders of Enso, one of the predecessors of Stora Enso, approved the issuance of bonds, with a maximum value of €168,187 (FIM 1 million), to 15 members of Enso’s senior management. The bond loan, which was fully subscribed, carries an annual four percent interest rate. Each bond certificate carries one warrant conferring a right to subscribe for an aggregate of up to 3,000 of our Series R shares. The warrants are exercisable from December 1, 1998 through March 31, 2004 at an exercise price of €7.66 (FIM 45.57) per Series R share. The maximum number of new Series R shares that may be issued through the exercise of the warrants represents less than one percent of our total share capital. As of May 31, 2003, 2,136,000 Series R shares had been issued against the warrants. If fully subscribed, the issue will raise our share capital by a maximum of €5.1 million.

In 1999, we established a synthetic option program which is an integrated part of the top management compensation structure. Approximately 200 employees, primarily from senior management and selected specialist areas, participate in the program. Under this program, we have issued approximately 2.9 million options with a strike price of €11.75 per share, equal to 110 percent of the average share price from May through July 1999. These 1999 synthetic options are exercisable from July 15, 2002, until July 15, 2006. On March 21, 2000, our board of directors approved the issuance of up to 3,000,000 additional synthetic options with a strike price of €12.25 per share, equal to 110 percent of the average share price over the three-day period prior to the annual general meeting on March 21, 2000. These 2000 synthetic options are exercisable from April 1, 2003, until March 31, 2007. On March 20, 2001, our board of directors decided to continue the annual incentive program initiated in 1999 and increased the number of key employees eligible to receive synthetic options to 500 and approved the issuance of up to 4.8 million additional synthetic options. The strike price for the 2001 synthetic options is €11.70, equal to 110 percent of the average share price from February 2 through February 14, 2001.These 2001 synthetic options will be exercisable from April 1, 2004, until March 31, 2008. In January 2002, our board of directors decided on the principles of continuing the rolling incentive program and increased the number of key employees eligible to receive synthetic options to 1,000 and approved the issuance of up to 5.9 million additional synthetic options. The strike price for the 2002 synthetic options is €16.50, equal to 110 percent of the average share price from January 31 through February 7, 2002. These 2002 synthetic options will be exercisable from February 8, 2005, until February 7, 2009. In addition, in January 2003, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, keeping the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 6.0 million additional synthetic options. The strike price for the 2003 synthetic options is €10.00, equal to 110 percent of the average share price from January 31 through February 7, 2003. These 2003 synthetic options will be exercisable from February 8, 2006, until February 7, 2010. Depending on local circumstances, holders of synthetic options entitle the holders to receive either a cash payment equal to the difference between the strike price and the share price at the time of exercise or an option to purchase Series R shares already issued. We have financially hedged our obligations under the option program against any increases in the share price. The options are non-transferable and their exercise will not dilute existing ownership interests.

The following table sets forth the total number of synthetic options beneficially held by each of the members of our executive management group as of June 23, 2003:

	Number of synthetic options
	1999	2000	2001	2002	2003
Jukka Härmälä	112,500	110,000	110,000	110,000	110,000
Björn Hägglund	93,750	90,000	90,000	90,000	90,000
Esko Mäkeläinen	46,900	45,000	45,000	45,000	45,000
Lars Bengstsson	46,900	30,000	45,000	45,000	45,000
Jussi Huttunen	16,800	15,000	15,000	45,000	45,000
Kai Korhonen	46,900	45,000	45,000	45,000	45,000
Pekka Laaksonen	46,900	45,000	45,000	45,000	45,000
Arno Pelkonen	46,900	30,000	30,000	45,000	45,000
Bernd Rettig	46,900	45,000	45,000	45,000	45,000
Yngve Stade	46,900	45,000	45,000	45,000	45,000

In connection with the Consolidated Papers acquisition, our board of directors decided to convert the Consolidated Papers share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new Series R shares in the form of ADRs that may be subscribed for is 5,680,000. Before October 16, 2001, we had issued 2,001,733 Series R shares in connection with the conversion of the share option plans, increasing our share capital by €3.4 million. On October 16, 2001, our board of directors decided to amend these share option plans. As a result, no new Series R shares will be issued pursuant to these share option plans. Instead, under the amended terms of the share option plans, a maximum of 4 million repurchased Series R shares was reserved for distribution pursuant to these share option plans. As of June 23, a total of 2,715,820 repurchased Series R shares was held in reserve for distribution pursuant to these share option plans. The exercise period is from September 11, 2000 to February 4, 2010 (depending on the date of grant) and the weighted average subscription price is $6.9687.

Share ownership by Directors and Executive Management Group

The following table sets forth the total number of shares and the number of shares underlying warrants beneficially held by each of our directors and members of our executive management group as of June 19, 2003:

	Number of Shares
	Series A shares		Series R shares		Number of Series R shares underlying warrants
	Sole Voting or Investment Power	Beneficially Shared Voting Power	Sole Voting or Investment Power	Beneficially Shared Voting Power
Directors
Claes Dahlbäck	2,541	—	19,529	—	—
Krister Ahlström	1,500	—	—	—	—
Harald Einsmann(1)	—	—	4,800	—	—
Björn Hägglund	7,877	—	14,618	—	—
Jukka Härmälä	—	—	6,500	—	102,000
Barbara Kux	—	—	—	—	—
George W. Mead(1)	—	—	2,685,492	—	—
Ilkka Niemi	—	—	—	—	—
Paavo Pitkänen(2)	3,800	8,922,117	—	140,874	—
Jan Sjöqvist	508	—	1,943	—	—
Marcus Wallenberg(3)	—	58,382,243	—	6,019	—
Executive Management Group(4)
Esko Mäkeläinen	1,900	—	4,669	—	180,000
Lars Bengstsson	—	—	—	—	—
Jussi Huttunen	—	—	—	—	—
Kai Korhonen(5)	—	—	—	7,365	—
Pekka Laaksonen	10,000	—	—	—	—
Arno Pelkonen	—	—	—	—	—
Bernd Rettig	—	—	—	—	—
Yngve Stade	—	—	725	—	—

(1)	Series R shares in form of American Depositary Receipts.
(2)	Varma-Sampo Mutual Pension Insurance Company owns 8,922,117 Series A shares and 140,874 Series R shares. Mr. Pitkänen is the president and chief executive officer and a member of the board of Varma-Sampo Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the Series A shares and Series R shares owned by Varma-Sampo Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Pitkänen does not believe that he has the power to direct the voting of shares held by Varma-Sampo Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.
(3)	Includes 3,049 Series A shares and 6,019 Series R shares held by Mr. Wallenberg’s children and AB Eskla, a Swedish company of which Mr. Wallenberg owns more than 50 percent. In Addition, the Knut and Alice Wallenberg Foundation owns 58,379,194 Series A shares. Mr. Wallenberg is a member of the board of the Knut and Alice Wallenberg Foundation and as a result may be deemed to share voting power with respect to the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg does not believe that he has the power to direct the voting of shares held by the Knut and Alice Wallenberg Foundation and disclaims beneficial ownership of these shares.
(4)	Excludes members of the executive management group who are also directors.
(5)	Includes 7,280 Series R shares held by Mr. Korhonen’s wife and 85 Series R shares held by Mr. Korhonen’s son.

Employment Agreements

Members of the executive management group and other executive officers have entered into employment agreements with us, which, among other things, provide standard employment terms, including compensation and termination provisions. Under these agreements, executive officers receive a base salary and are eligible for a performance-based bonus on an annual basis. In addition, all executive officers receive fringe benefits. Under the employment agreements, employment can typically be terminated upon six months’ notice, after which each executive remains subject to a non-competition clause. Several of our executive officers, including Messrs. Härmälä and Hägglund, are parties to employment agreements that provide for a fixed severance payment of 12 months’ salary and, under specified circumstances, an additional 12 months’ salary.

Presently, there are no service contracts between any non-executive members of the board of directors and Stora Enso or any of its subsidiaries which provide for benefits upon termination.

Share Repurchases

At our annual general meeting of shareholders held on March 20, 2003, our shareholders authorized our board of directors to repurchase up to 9,100,000 Series A shares and up to 34,000,000 Series R shares on the Helsinki Exchanges and the OM Stockholm Exchange. Pursuant to the authorization, the repurchased shares may not exceed 5 percent of the votes or the share capital of our company. The authorization is valid until March 19, 2004. Our board of directors decided to begin implementing the authorization on March 27, 2003.

Employees

As of December 31, 2002, we had approximately 42,500 employees, a decrease of approximately 500 from December 31, 2001. The decrease was due primarily to the divestment of Finnish forest assets, the closure of paper machine no. 1 at the Summa mill and reductions in North America. The average number of employees by product area and by region for the years ended December 31, 2000, 2001 and 2002 and the number of employees at December 31, 2002 were as follows:

	Year ended December 31,			As of December 31, 2002
	2000	2001	2002
	(average number of employees)			(number of employees)
Magazine paper	6,205	7,854	7,699	7,593
Newsprint	5,437	5,530	5,542	5,265
Fine paper	9,562	10,607	9,288	10,271
Packaging boards	10,635	9,888	10,533	9,602
Timber products	3,593	3,644	3,745	3,607
Merchants	1,606	1,580	1,411	1,538
Forest operations	2,236	2,176	2,265	2,081
Other	2,433	2,996	3,370	2,978

Continuing operations total	41,707	44,275	43,853	42,932
Discontinued operations, Energy	78	—	—	—

Total	41,785	44,275	43,853	42,932

	Year ended December 31,			As of December 31, 2002
	2000	2001	2002
	(average number of employees)			(number of employees)	(%)
Finland	15,088	15,054	14,676	14,119	32.9
Sweden	10,856	9,433	9,187	9,270	21.6
United States	2,197	6,071	5,731	6,094	14.2
Germany	4,723	4,767	4,761	4,782	11.1
France	1,356	1,368	1,333	1,342	3.1
Austria	1,078	1,127	1,189	1,131	2.6
The Netherlands	831	801	858	846	2.0
China	801	852	816	823	1.9
United Kingdom	783	704	602	667	1.6
Canada	736	746	850	640	1.5
Belgium	690	694	645	476	1.1
Other countries	2,646	2,658	3,205	2,742	6.4

Total	41,785	44,275	43,853	42,932	100

The forest products industry is highly unionized, particularly in Finland and Sweden, two of the primary jurisdictions where we operate. In Finland and Sweden, most of our employees who are directly involved in production, and approximately one-half of the employees in lower to mid-level management belong to labor unions. Customarily, collective bargaining agreements are negotiated between the unions and the forest products industry.

In Finland, we entered into new collective bargaining agreements with the relevant unions in February 2003 for a two-year period ending in February 2005. These agreements provide for salary increases of 2.8 percent and 2.2 percent in 2003 and 2004, respectively. In Sweden, three-year collective bargaining agreements covering the period until March 2004 were reached with all unions in January 2001. The agreements provide for average salary increases of 3.2 percent for 2001, 2.7 percent for the 13 months starting February 1, 2002 and 2.6 percent for the last 13 months. In Germany, we have collective bargaining agreements covering the period from May 2003 until April 2004, which provided for average salary increases of approximately 2.5 percent in May 2003.

In North America, most of our employees involved in production as well as office and professional employees are represented by labor unions, with different unions representing various groups of employees. All major agreements with labor unions in North America are scheduled to expire during the year 2004 or later and provide for average salary increases of approximately three percent in each of 2002 and 2003.

Management believes that it has good relations with employees and their representatives. However, prior to reaching the current collective bargaining agreement in Finland, the paper, mechanical pulp and forestry employees union conducted a strike against all Finnish paper manufacturers, including us, for eight days in April 2000. We estimate that the strike resulted in approximately €100 million in lost sales and approximately €40 million in lost operating profits during the second quarter of 2000. We also have experienced labor disruptions in our French and Belgian operations over the last three years, which have not had a material impact on our business as a whole. For additional information, see the relevant risk factor under “Item 3. Key Information—Risk Factors.”

Our employees participate in a performance-oriented incentive bonus plan based on, among other factors, profitability and achievement of key business targets set by management. Bonuses under the new incentive plan are calculated as a percentage of each employee’s annual base salary, capped in the case of non-management employees at seven percent. All bonuses are discretionary and will not be partially triggered unless our results exceed specified levels. The plan currently covers over 60 percent of our employees, mostly in Europe. We plan to implement the plan in all countries. However, this implementation will take time due to local practices, contracts and legislation.

Our middle and top management participate in an annual bonus arrangement calculated on the basis of our target return on capital employed ratio and the achievement of personal targets. The maximum bonus available under the management bonus plan ranges from 20 percent to 50 percent of annual base salary, depending on seniority. In addition, some key employees participate in our warrant and synthetic option programs. See “Item 6. Directors, Senior Management and Employees—Equity-Based Programs.”

Item 7.    Major Shareholders and Related Party Transactions

Ownership of Stora Enso’s Securities by Management and Significant Shareholders

The following table sets forth information concerning the beneficial ownership of Series A shares and Series R shares as of June 19, 2003 for the following:

•	each person or entity who is known by us to own beneficially at least five percent of our outstanding share capital or voting power; and

•	all our directors and members of our executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of the date of this annual report, plus our shares subject to warrants and options held by the respective persons as of the date of this annual report and exercisable within 60 days.

Name	Series A Shares Beneficially Owned	Series R Shares Beneficially Owned	Percentage of Votes	Percentage of Outstanding Shares
Finnish State	55,595,937	41,483,501	23.5	10.8
Knut and Alice Wallenberg Foundation	58,379,194	0	22.9	6.5
Social Insurance Institution of Finland	23,825,086	3,738,965	9.5	3.1
Directors and members of the executive management group, as a group (20 persons)(1)(2).	67,332,486	2,892,534	27.0	8.1

(1)	Includes 58,379,194 Series A shares owned by the Knut and Alice Wallenberg Foundation. Marcus Wallenberg, a member of our board, is a member of the board of the Knut and Alice Wallenberg Foundation. Mr. Wallenberg may be deemed to have an interest in the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg believes that he does not possess the power to direct the voting of these shares and disclaim beneficial ownership of the Series A shares held by the Knut and Alice Wallenberg Foundation.
(2)	Includes 8,922,117 Series A shares and 140,874 Series R shares owned by Varma-Sampo Mutual Pension Insurance Company. Paavo Pitkänen, a member of our board, is the president and chief executive officer and a member of the board of Varma-Sampo Mutual Pension Insurance Company. Mr. Pitkänen may be deemed to have an interest in the Series A shares and Series R shares owned by Varma-Sampo Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Pitkänen believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Series A shares and Series R shares held by Varma-Sampo Mutual Pension Insurance Company.

Changes in the Percentage of Ownership of Significant Shareholders

Prior to the merger of STORA and Enso in 1998, the Finnish State owned approximately 40 percent of Enso’s share capital and Investor AB, a Swedish industrial investment company, owned approximately 16.4 percent of STORA’s share capital. Immediately following the merger, the Finnish State held approximately 21.6 percent of the voting power in Stora Enso and Investor AB held approximately 10.9 percent. In June 2001, Investor AB sold of its total shareholdings in Stora Enso to the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation. In April 2002, the Finnish State sold approximately 23 million Series R shares and in June 2002 an additional 17 million Series R shares through a series of market transactions. As of the date of this annual report, the Finnish State controls approximately 23.5 percent and the Knut and Alice Wallenberg Foundation controls approximately 22.9 percent of our voting rights.

Ownership of Our Securities in the United States

As of June 18, 2003, there were (i) 21 record holders of our Series A shares with a registered address in the United States, representing 28,125 of a total of 182,206,767 issued and outstanding Series A shares, and (ii) 38 record holders of our Series R shares with a registered address in the United States, representing 37,548 of a total of 681,980,732 issued and outstanding Series R shares. In addition, 23,314,916 Series R shares were held in the form of ADSs by 3,036 record holders, representing 3.4 percent of our issued and outstanding Series R Shares.

As of June 18, 2003, a total of 75,368,138, or 41.4 percent, of our Series A shares and a total of 549,352,695, or 80.5 percent, of our Series R shares were held in nominee registered form in the Finnish book-entry system. As a result of Finnish law and regulations, we believe that all holders of such shares are domiciled outside of Finland. However, other than in respect of shareholders attending a meeting of our shareholders, we do not receive information on the jurisdiction of the domicile of such shareholders unless such holders notify us that they have obtained ownership of shares representing at least five percent of our outstanding share capital or voting power. Other than as indicated above under “—Ownership of Stora Enso’s Securities by Management and Significant Shareholders,” we have not received any such notification in respect of our current shareholders.

Related Party Transactions

During the last three years, we have not been involved in any material transactions with any of our directors or executive officers, any of our ten percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of our board of directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our ten percent shareholders owes any significant amount of debt to us. We have not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of our directors or executive officers in violation of the Exchange Act.

Together with our subsidiaries, we engage in ordinary course transactions on commercial terms and conditions with affiliated companies and other related parties that are on no less favorable terms than would be available to unaffiliated third parties. We intend to continue to engage in transactions on a similar basis with affiliated businesses. For additional discussion, see notes 11 and 12 to our consolidated financial statements beginning on page F-1 of this annual report.

Chemical Pulp

Although most of our chemical pulp is produced internally, we purchase chemical pulp from the pulp mill of Sunila Oy, a 50 percent owned joint venture corporation with Myllykoski. Sunila sells us pulp at market prices. In 2002, we purchased 119,018 metric tons of chemical pulp from Sunila for a total purchase price of €49.2 million.

Energy

In the past, we obtained most of the energy for our production units in Finland and Sweden from owned and leased power plants and through ownership interests in power companies which entitled us to receive electricity and heat from those companies. Of the total electricity supply produced, approximately 79 percent was sold internally to our own mills. Internal sales were priced at prevailing market prices.

We had previously entered into a sale-leaseback arrangement for two of our power plants with Varma-Sampo Mutual Pension Insurance Company. Our chief executive officer is the vice chairman of Varma-Sampo’s supervisory board and another member of our board is the president and chief executive officer of Varma-Sampo. The sale-leaseback arrangement was on arm’s-length terms. In April 2000, we entered into an agreement to sell most of our interests in associated energy producers, subsidiaries and power plants to Fortum Oyj for a purchase price of approximately €1.9 billion, including the assumption of approximately €1.1 billion in debt. The sale to Fortum was negotiated on arm’s-length terms. In connection with the consummation of the sale to Fortum, the sale-leaseback arrangements with Varma-Sampo were terminated.

We hold a 14.4 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Prices that we pay to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices. We have the right to appoint a director to the board of directors of Pohjolan Voima. See “Item 4. Information on the Company—Discontinued Operations—Energy.”

Financial Arrangements

We have borrowings from, or financial arrangements with, several financial institutions. Some of the members of our board of directors or executive management group are also members of the board of directors, supervisory board or executive management of one or more of those financial institutions, including Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma-Sampo Mutual Pension Insurance Company in the case of Jukka Härmälä and Paavo Pitkänen, and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. All of our borrowings and financial arrangements have been negotiated on arm’s-length terms and several have existed for a number of years and prior to the current overlap in board membership.

Research and Development

We conduct research and development activities through Keskuslaboratorio, in which we have a 30 percent interest. We source part of our basic research requirements from Keskuslaboratorio, which also performs research for us on a contract basis at cost. In 2002, our total payments to Keskuslaboratorio amounted to €5.3 million. Discoveries made in the process of its research activities are the property of Keskuslaboratorio, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of Keskuslaboratorio (in addition to ourselves, UPM-Kymmene, Metsäliitto group and Myllykoski) have a right to practice the patent. If, however, Keskuslaboratorio decides not to apply for a patent, the discovery is auctioned to the corporate owners or, if they are not interested, to unrelated third parties.

Recycled Paper

We have a minority interest in several paper recyclers from whom we purchase recycled paper at market prices. Purchases of recycled paper from these companies totaled approximately €40.3 million in 2002.

Restructuring of Our Finnish Forest Assets

In July 2002, in connection with the restructuring of our Finnish forest assets, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy. In December 2002, we sold Tornator Oy to Tornator Timberland Oy, of which we own 41.1 percent. The remaining 58.9 percent of the shares in Tornator Timberland Oy is held by Finnish institutional investors. As a result of the sale, we recorded a gain of €25.9 million.

Stevedoring

We own 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels. Steveco’s other shareholders are UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco to us and the other shareholders are priced at market prices and, in 2002, our total payments to Steveco Oy amounted to €15.6 million. We also own 50 percent interest in Kemi Shipping Oy and 100 percent in Herman Andersson Oy, each, a Finnish company.

Wood Procurement

In connection with the divestiture of our Finnish forest land and related operations in 2002, we entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually. Both Tornator Oy and Tornator Forest Oy are, directly or indirectly, wholly-owned subsidiaries of Tornator Timberland Oy. Currently, we are holding 41.1 percent and Varma-Sampo Mutual Pension Insurance Company is holding 13.3 percent of the shares in Tornator Timberland Oy. Our chief executive officer is the vice chairman of Varma-Sampo’s supervisory board and another member of our board is the president and chief executive officer and a member of the board of Varma-Sampo.

Item 8.    Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The following table sets forth our sales by destination for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Austria	212.8	213.1	195.4
Belgium	366.8	345.1	301.3
Denmark	319.8	307.6	297.9
Finland	821.8	776.0	780.6
France	1,035.4	1,007.0	965.5
Germany	1,987.4	1,840.3	1,673.6
Italy	520.6	403.2	391.5
The Netherlands	610.1	581.9	488.4
Portugal	61.7	71.3	60.9
Spain	495.9	445.5	463.4
Sweden	1,052.3	1,026.6	1,034.2
United Kingdom	1,446.4	1,324.8	1,053.4
Other European Union	221.0	197.8	197.4

Total European Union	9,152.0	8,540.2	7,903.5
Other Europe	788.5	813.2	981.4

Total Europe	9,940.5	9,353.4	8,884.9
Canada	76.4	169.4	160.0
China	190.4	188.8	201.5
United States	1,436.3	2,469.7	2,267.3
Others	1,373.4	1,327.5	1,268.9

Total	13,017.0	13,508.8	12,782.6

In 2002, approximately €3,397.4 million, or 81.8 percent, of our sales from Finland; approximately €1,940.7 million, or 67.2 percent, of our sales from Sweden; approximately €755.9 million, or 52.4 percent, of our sales from Germany; and €143.6 million, or 6.5 percent, of our sales from the United States were exported to other countries.

Legal Proceedings

Competition Law Proceedings

Newsprint Case.    In August 2002, the Directorate-General IV of the European Commission informed us that it had terminated its European Union wide investigation pertaining to an alleged price cartel in the European newsprint market instituted in 1999, when the Directorate-General had issued a statement of objections alleging a suspected price cartel from 1989 through 1995. The case is now closed.

Carbonless Paper Case.    The European Commission has issued a Statement of Objections against companies in the carbonless paper industry, including our affiliated company, Mitsubishi HiTech Paper Bielefeld GmbH. Mitsubishi HiTech Paper was formerly our wholly-owned subsidiary and was called Stora Carbonless Paper GmbH. In the Statement of Objections, the Commission alleges that our former subsidiary participated in a price cartel between 1992 and 1997. We submitted a reply to the Commission in December 2000. There has been no response from the Commission.

Other Proceedings

Wisconsin Rapids Emissions Case.    The EPA has issued a notice of violation to our Wisconsin Rapids pulp mill alleging that expansions and other capital projects at the mill between 1983 and 1991 violated the Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. See “Item 4. Information on the Company—Environmental Matters.”

General

Except for the proceedings described above, we have not been involved in any legal, administrative or arbitration proceedings which we would expect to have a material adverse effect on our business, financial condition or results of operations. In addition, we are not aware that any such legal, administrative or arbitration proceedings are pending or threatened. However, we can not rule out the possibility of additional claims by competitors or other proceedings. Such claims or proceedings could have a material adverse effect on our business, financial condition and results of operations.

Dividend Policy

We pay annual dividends to our shareholders based on the long-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and such other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute at least one-third of our earnings as dividends.

For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s financial results and of the amount of the dividend proposed by the board of directors. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed the amount recommended by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits or distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. As of December 31, 2002, our consolidated distributable equity, including our consolidated subsidiaries, totaled €3,518.2 million and the distributable equity in our parent company totaled €3,087.1 million. The difference between the parent company’s distributable equity and our consolidated distributable equity is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of the company.

Dividends paid to holders of ADSs who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 29 percent. Such ADS holders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the United States and Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of our shares or ADSs. See “Item 10. Additional Information—Taxation.”

At the annual general meeting of our shareholders held on March 20, 2003, our shareholders declared a dividend of €0.45 per share for the fiscal year ended December 31, 2002, representing total dividends of €404.9 million. The dividend was paid on April 4, 2003 to shareholders entered in the register of shareholders on March 25, 2003.

Significant Changes

Other than as described herein, no significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

Nature of Trading Markets

Our Series R shares are registered for trading on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the “Helsinki Exchanges”) under the symbol “STERV” and on the Stockholm Exchange under the symbol “STER.”

The table below shows, for the periods indicated, the high and low sales prices of our Series R shares on the Helsinki Exchanges, as reported in euros by the Helsinki Exchanges, and on the Stockholm Exchange, as reported in Swedish kronor by the Stockholm Exchange.

The merger of STORA and Enso became effective on December 23, 1998, and trading in Stora Enso Series R shares on the Helsinki Exchanges and OM Stockholm Exchange did not commence until December 29, 1998. In connection with that merger, each issued and outstanding STORA B share was converted into the right to receive 1.45 Stora Enso Series R shares. Thus, for periods prior to December 29, 1998, the sales prices for the Helsinki Exchanges relate to Enso’s Series R shares and the sales prices for the Stockholm Exchange relate to STORA’s B shares multiplied by 1.45. For periods prior to January 1, 1999, amounts on the Helsinki Exchanges are translated at the rate of €1.00 = FIM 5.94573, the irrevocable conversion rate between the Finnish markka and the euro effective as from January 1, 1999.

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
1998	11.86	5.30	148.00	74.50
1999	17.70	6.60	152.00	58.50
2000	19.00	8.70	160.00	72.00
2001	15.67	10.12	146.50	90.50
2002	16.13	8.41	148.00	77.00
2003 (through June 24)	11.17	8.30	102.50	77.50

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2001
First Quarter	13.00	10.12	115.00	90.50
Second Quarter	15.60	10.20	131.00	95.50
Third Quarter	13.83	10.25	129.50	99.00
Fourth Quarter	15.67	11.69	146.50	113.50
2002
First Quarter	16.13	13.75	148.00	126.50
Second Quarter	15.70	13.12	145.00	119.50
Third Quarter	14.40	9.50	130.50	87.00
Fourth Quarter	12.70	8.41	114.50	77.00
2003
First Quarter	11.17	8.39	102.50	77.50
Second Quarter (through June 24)	10.18	8.30	92.50	78.00

Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2002
December	12.70	9.76	114.50	89.50

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2003
January	11.17	8.70	102.50	80.00
February	9.56	8.80	82.00	80.00
March	10.05	8.39	92.50	77.50
April	10.04	8.30	91.50	78.00
May	10.18	8.83	92.50	81.00
June (through June 24)	10.12	8.30	91.50	83.50

Since September 13, 2000, our Series R shares have been traded in the United States on the New York Stock Exchange under the symbol “SEO” in the form of ADSs which are evidenced by American Depositary Receipts. Each ADS represents one of our Series R shares.

The table below sets forth, for each of the periods indicated, the reported high and low closing prices per Stora Enso ADSs on the New York Stock Exchange Composite Tape as reported in U.S. dollars by the New York Stock Exchange:

	Price per ADS
Calendar Period	High	Low
	$
2000 (commencing September 13)	11.75	7.38
2001	13.40	9.21
2002	14.32	8.37
2003 (through June 24)	11.67	9.24

	Price per ADS
Calendar Period	High	Low
	$
2001
First Quarter	11.94	9.15
Second Quarter	12.35	9.20
Third Quarter	12.35	9.48
Fourth Quarter	13.75	10.30
2002
First Quarter	13.96	12.19
Second Quarter	14.32	12.52
Third Quarter	13.69	9.54
Fourth Quarter	12.24	8.37
2003
First Quarter	11.61	9.24
Second Quarter (through June 24)	11.67	9.38

	Price per ADS
Calendar Period	High	Low
	$
2002
December	12.24	10.16
2003
January	11.61	9.71
February	10.21	9.60
March	10.46	9.24
April	10.88	9.38
May	11.44	10.56
June (through June 24)	11.67	10.95

Trading and Settlement on the Helsinki Exchanges

Trading in, and clearing of, securities on the Helsinki Exchanges takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading, as from April 1, 2003, from 6:03 p.m. to 7:30 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 9:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

Trades are normally cleared in the Finnish Central Securities Depository’s (the “FCSD”) automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the securities being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above two-thirds of the total voting rights attached to the shares of the listed company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. Under the Finnish Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

General

Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. Our shares were entered into the Finnish book-entry system on May 2, 1996.

The Finnish book-entry securities system is centralized at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders who do not wish to utilize the services of a commercial account operator. The issuers participating in the Finnish book-entry securities system and the account operators pay for the expenses incurred by the FCSD in connection with maintaining the central book-entry securities system. The account operators, which consist of credit institutions, investment service companies and other institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

In order to effect entries in the Finnish book-entry securities system, a securityholder or its nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuing company. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (e.g., the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.

Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights with respect to registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover for this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book-entries kept in the Finnish book-entry securities system during the last five calendar years, and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

Custody of the Shares and Nominees

A non-Finnish shareholder may appoint an asset manager (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and exercise all share subscription rights and other financial and administrative rights attached to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company upon request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

Finnish Depositories for both Clearstream Banking S.A., Luxembourg and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

Shareholders wishing to hold their shares in the Finnish book-entry securities system in their name and who do not maintain a book-entry account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible euro account at a bank operating in Finland.

Item 10.    Additional Information

Memorandum and Articles of Association

Organization and Field of Operations

We are organized under the laws of the Republic of Finland and domiciled in the City of Helsinki. Our business identity code is 1039050-8. Pursuant to Section 2 of our articles of association, we may operate directly or through our subsidiaries and associated companies in the forest, engineering, chemical and mining industries and other manufacturing industries and may engage in agriculture, forestry and merchant shipping, as well as supply hydro-power, build of hydro-electric facilities and obtain financing in connection with the foregoing. We may also provide services in our own field of operations and carry out construction, operational, marketing and other corresponding assignments both in Finland and abroad.

Share Capital

Our minimum share capital is €850,000,000, and the maximum is €3,400,000,000. Our share capital may be increased or decreased within this range without seeking shareholder approval to amend the articles of association. The minimum number of shares may not be less than 500,000,000, and the maximum number may not be more than 2,000,000,000 shares, which shares shall be divided into Class A Shares and Class R Shares. The number of Class A Shares may not be more than 500,000,000, and the number of Class R Shares may not more than 1,600,000,000 shares. Our shares are in the Finnish book-entry securities system.

Preemptive Rights and Receipt of Funds

Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, for new shares of such companies as well as for issues of subscription warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Finnish Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of all votes cast and all shares represented at the general meeting of shareholders.

The right to receive funds distributed by our company and to subscribe for shares when increasing the share capital shall be restricted to persons: (i) who are registered as shareholders in our shareholders’ register on the record date, (ii) whose right to payment has been registered in the book-entry account and entered into our shareholders’ register on the record date or (iii) in case of shares registered in the name of a nominee, on whose book-entry account the shares have been registered on the record date and whose nominee has been registered in our shareholders’ register on the record date as the nominee of the shares.

Audit Procedures

Our financial year is the calendar year. Our annual accounts shall be prepared in good time and handed over to the auditors for annual audit at least one month before the annual general meeting of shareholders. We shall have one or two auditors, who shall be certified public accountants or individuals approved by the Finnish Central Chamber of Commerce. The auditors shall be appointed at the general meeting of shareholders for a term of office expiring at the close of the following annual general meeting of shareholders. The auditors shall submit a report of their audit to the board of directors no later than two weeks prior to the annual general meeting of shareholders.

General Meeting of Shareholders

Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at the general meetings of shareholders. Our articles of association require that an annual general meeting of shareholders be held in Helsinki, Finland within six months from the end of each financial year. Shareholders present at an annual general meeting of shareholders, or their legally qualified representatives or proxies, shall have the right to exercise their power to decide on matters pertaining to our company, including: (i) the review and adoption of our financial statements and auditor’s report, (ii) the date and manner for a possible distribution of dividends, (iii) indemnification of the members of the board of directors and the chief executive officer (iii) the number and composition of the board of directors, (iv) the selection of auditors, (v) remuneration for members of the board of directors and the auditors and (vi) any other matters notified separately in the notice of the meeting.

The board of directors shall convene a general meeting of shareholders by publishing a notice to the meeting in newspapers, as determined by the board of directors, but at least in two Finnish and two Swedish newspapers, not more than two months and not less than seventeen days before the last day for advance notice of attendance mentioned in the notice to the meeting. Other notices to the shareholders shall be delivered in the same manner. A shareholder wishing to attend a general meeting of shareholders must notify us by the date mentioned in the notice to the meeting, which may not be more than ten days before the meeting.

Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting, a shareholder must be registered on the record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or in our articles of association. Thus it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at a meeting.

An extraordinary general meeting of shareholders may be convened when considered necessary by the board of directors or when requested in writing by an auditor or shareholders holding together a minimum of ten percent of all shares.

Liquidation

Pursuant to the Finnish Companies Act, if we were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Voting

For purposes of voting on general corporate matters and elections, each Class A Share has one vote and every ten Class R Shares have one vote. However, each shareholder shall have at least one vote. At a general meeting of shareholders, resolutions generally require the approval of a majority of the votes cast. However, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares in deviation from the shareholders’ preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the company, require a majority of two-thirds of the votes cast and of the shares represented at the general meeting of shareholders. Certain decisions require, in addition to the above majority requirement, the consent of shareholders representing at least two-thirds of the shares of each class of shares. Further, if an amendment of our articles of association would diminish the rights of an entire class of shares, the resolution, in addition to the above majority requirement, requires the consent of shareholders representing at least one-half of all the shares of such class and a majority of two-thirds of the shares of such class represented at the general meeting of shareholders.

Conversion of Class A Shares

Each Class A Share may be converted into one Class R Share at the request of the holder or its nominee. No monetary consideration shall be payable for the conversion.

A shareholder’s request for conversion of Class A Shares must be presented to us in writing. A request for the conversion of shares may be made at any time, with the exception of the period beginning with the passing of a resolution by the board of directors to convene a general meeting of shareholders. Any conversion request made during the time falling between such resolution and the following general meeting of shareholders is deemed to have arrived, and is processed, after such general meeting of shareholders and, where applicable, the record date that follows. The request shall state the number of shares to be converted as well as the book-entry account on which the book-entries corresponding to the shares are recorded. We may request that an entry be made on the shareholder’s book-entry account restricting the shareholder’s right of transfer with respect to its shares during the conversion period. We shall promptly notify the Finnish Trade Register of the changes in the number of shares following the conversion. A request for conversion of shares may be cancelled before the Finnish Trade Register has been notified. Upon cancellation, we shall request that any entry restricting the shareholder’s right of transfer shall be removed from the shareholder’s book-entry account.

The conversion of Class A Shares into Class R Shares shall become effective upon registration in the Finnish Trade Register. The party requesting the conversion and the book-entry registrar shall be notified of the registration. In the event a general meeting of shareholders is convened during the conversion period specified by the board of directors, any conversion requests made during such conversion period shall be deemed to be received after the general meeting of shareholders. In such event, the board of directors may decide upon extension of the conversion period to end after the general meeting of shareholders, when necessary. The board of directors shall, when necessary, decide on more detailed procedures for the conversion of shares based on a request of a shareholder or, in case of shares registered in the name of a nominee, on the request of the nominee indicated in the book-entry register.

Control of Foreign Ownership

Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of our company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

Exchange Controls

Our shares may be bought by non-residents of Finland (“non-residents”) on the Helsinki Exchanges without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by us of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applicable to the sale of our shares by non-residents to non-residents.

Material Contracts

Neither we nor any of our consolidated subsidiaries have entered into any contracts in the last two years outside of the ordinary course of business that have had or will have a material effect on our business.

Taxation

The following description is based on tax laws of Finland and the United States as in effect and available on the date of this annual report and is subject to changes in Finnish and U.S. law, including changes that could have retroactive effect. Prospective investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of tax laws of any other jurisdiction.

Finnish Taxation

The following is a description of the material Finnish income tax consequences of the purchase, ownership, and disposition of shares or ADSs by a holder who is not a resident of Finland (a “non-resident”). It does not purport to be a complete analysis of all potential Finnish tax consequences to holders of the shares and ADSs. Prospective investors should consult their own advisers as to the consequences of the purchase, ownership, and disposition of shares or ADSs in light of their particular circumstances, including the effect of any foreign, state, or local tax laws. Statements regarding Finnish tax laws set forth below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof and are subject to any changes in Finnish law, or in the interpretation thereof by the relevant taxation authorities.

A beneficial owner of an ADS should be treated as the owner of the underlying share for purposes of the current Convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital and for Finnish tax purposes. Accordingly, the Finnish tax consequences to owners of shares discussed below apply also to beneficial owners of ADSs.

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 1996, the rate of such tax was 28 percent. The corporate income tax rate was raised to 29 percent, with effect as from January 1, 2000.

Finland applies an imputation or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, there is a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax year 1999, the applicable minimum tax was 7/18 of the dividends distributed to the shareholders and for the tax year 2000, the applicable minimum tax is 29/71. For the tax year 2001, the applicable minimum tax was also 29/71. To the extent that this minimum tax exceeds or is less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus will be established or a supplementary tax liability will be imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

In respect of the possible future abolishment of the avoir fiscal system in Finland, see discussion below under “—Shareholders and Holders of ADSs—Tax Credit on Dividends.”

Shareholders and Holders of ADSs

Tax Credit on Dividends

The Finnish avoir fiscal system is applied in its entirety only to shareholders who are residents of Finland. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company equal to the lesser of, the tax paid by such company for its income and 29/71 of the dividend paid, as described above. Because corporate income tax rate and the tax credit are currently of the same size, no taxes are generally payable by shareholders in respect of dividends income received from a listed Finnish company. The tax credit is not generally available to non-residents. Shareholders who are non-residents may, however, be entitled to the tax credit in whole or in part where there is a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents of Finland.

In June 2001, the Finnish Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee presented its report in November 2002. The committee was of the opinion that Finland should abolish the avoir fiscal system and as a result dividends would be taxable. In addition, the Finnish Supreme Administrative Court has requested a preliminary ruling from the European Court of Justice in relation to the Finnish imputation system on September 10, 2002. As a result of the ruling, Finland may be forced to amend or even abolish the current avoir fiscal system.

In March 2003, the Republic of Finland held Parliamentary elections that resulted in the formation of a new government. This new Finnish government, which assumed office in April 2003, has publicly announced its intention to abolish the avoir fiscal system. However, under the publicly announced program of the new government, certain minor shareholders would continue to have some relief in respect of taxation of dividends. No further details in respect of any future changes in the Finnish taxation of dividends are available as of the date of this annual report.

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 29 percent as from January 1, 2000. The rate of withholding tax in 1999 was 28 percent. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15 percent. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payor prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. The Bank of New York as Depositary for the ADSs has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the EU and directly hold at least 25 percent of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

Finnish Capital Gains and Other Taxes

Shareholders who are not resident in Finland, and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has waived its rights in a tax treaty to impose tax.

U.S. Federal Income Taxation

General

The following is a description of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our shares or ADSs at the initial issue price and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of our shares. This description does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of our shares or ADSs.

Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our shares or ADSs. This description is based (i) on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof and (ii) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more United States persons have the authority to control all of the substantial decisions of such trust. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our shares or ADSs should consult its own tax advisor. A “Non-U.S. Holder” is a beneficial owner of our shares or ADSs that is not a U.S. Holder.

Ownership of ADSs in General

For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our shares represented by such ADSs.

The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all our shareholders, including holders of ADSs) with respect to your shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” with respect to dividends received in taxable years beginning after December 31, 2002, individuals who are U.S. Holders will be taxed on such distributions at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution that we make exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

Any such dividend paid in euros (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars) will be ordinary gain or loss.

Dividends received by you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

If you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends received in taxable years beginning after December 31, 2002) if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate on the settlement date of the sale.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, you have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations.

A Non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for the 2002 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. Holder of our shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including, with respect to dividends received in taxable years beginning after December 31, 2002, the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, such shares or ADSs.

If we were a PFIC, a U.S. Holder of our shares or ADSs could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of your shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold on any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding rate was 30 percent for the year 2002, and is 28 percent for years 2003 through 2010.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since July 25, 2002. In addition, material submitted by us may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Financial Risk Management

As a global market participant, we are exposed to different kinds of market risk. The major risk exposures for us are foreign exchange risk, risk of difficulties in obtaining financing at any given time, interest rate risk, and commodity risk. The continuously evolving financial and business environment creates a challenge for our treasury function.

The objective of our financial risk management is to mitigate or limit these financial exposures in order to secure profitability. We have defined objectives and principles for the management of financial exposure in the financial risk policy for Stora Enso approved by the audit and finance committee of our board of directors. This policy is the master policy and other policies that relate to financial dealings are subordinate to this policy. Hence all our financial dealings, instructions and procedures must comply with the financial risk policy of Stora Enso. The policy is reviewed and re-approved regularly by senior management.

We aim to optimize internal cash flows in order to minimize the number of external transactions we must make. We subsequently manage our net exposure in the financial markets.

Our treasury works together with the operating units to determine the best hedging strategy for the respective units within the framework set out in the financial risk policy.

In accordance with our financial risk policy, our treasury uses a variety of financial instruments to hedge net financial risk exposures. Foreign currency exchange derivatives used include forward contracts, swaps and options. Interest rate derivatives used include interest rate swaps, cross-currency interest rate swaps and interest rate swaptions. Commodity derivatives used include oil swaps, oil options, electricity swaps, paper swaps, lumber options, pulp futures and gas swaps. Instruments are not used for trading purposes.

Foreign Exchange Risk

We operate globally and are thus exposed to foreign exchange risk arising from fluctuations in exchange rates of various currencies and currency combinations.

Many of our production facilities are located outside the euro currency area, mainly in Sweden. The geographical location of the production facilities, the purchases of raw material, and the sales outside the euro area lead to principal foreign exchange transaction exposure in the Swedish krona, U.S. dollar and British pound sterling against the euro, our parent company’s functional currency.

We use a Value-at-Risk (“VaR”) methodology to assess foreign exchange risk. The VaR calculates the potential profit or loss from a stochastic change in the prices of items contained in the analyzed portfolio. The risk of the net foreign currency position is estimated against our base currency euro with a VaR-methodology developed by Risk Metrics Group, which uses on historical volatilities and correlations. The calculation measures the potential change in the fair value of outstanding financial contracts on over a one-day period on a specified confidence interval. Because the VaR method is not reliable in extreme situations, we also use other risk measures in the daily monitoring of foreign exchange risk, including stress tests and scenario analysis.

In 2002, in accordance with our financial risk policy, the foreign exchange net cash flow arising from forecasted sales and purchases was hedged according to the policies listed below:

•	50 percent of 12 months’ forecasted net exposure in a specific currency is our target hedge, however following variations are allowed; and

•	A minimum of 25 percent and a maximum of 75 percent hedge of the net exposure in a specific currency is maintained.

Our latest financial risk policy, approved in February 2003, states that divisions can hedge up to 75 percent of their forecasted transaction exposure based on divisional financial risk policy. In addition to divisional hedges, remaining exposures at the group level may be hedged under the authority of senior management.

For this purpose a number of financial instruments are used, including foreign exchange forward contracts and foreign exchange options.

The financial instruments used for the hedging of net foreign exchange exposure arising from sales and purchases have, on average, a maturity of less than one year.

The overnight fair-value-VaR for the net cash flow hedges of foreign exchange transactions represented, at a 95 percent confidence level, a loss of €6.1 million as of December31, 2002 while the average over the year 2002 was €6.9 million. As of December31, 2001, the corresponding VaR represented a loss of €9.8 million for hedged foreign exchange transactions while the average over the year 2001 was €6.4 million. The decrease in VaR was mainly due to decrease in hedges during 2002.

The balance sheets of our foreign subsidiaries are translated into euros using the exchange rates prevailing at the balance sheet date thus exposing us to fluctuations in foreign exchange rates (i.e., translation risk). We record the resulting translation differences directly to consolidated shareholders’ equity.

The financial risk policy requires our treasury to minimize the exposure by funding assets (i.e. net investments in foreign entities) in the same currency whenever economically viable. If matching of assets and liabilities in the same currency is not economically possible, hedging of the remaining translation risk may take place.

During 2002, material translation exposures in U.S. dollars, Canadian dollars and British pound sterlings were hedged, while Swedish krona exposure was partially hedged. Hedges were hedge accounted in accordance with IAS 39 hedge accounting criteria for net investment in foreign entity. As of December 31, 2002, we had €975 million (U.S. dollar equivalent) of borrowings designated as hedge of our net investment in the United States. As of December 31, 2002, €515 million (Canadian dollar equivalent) of forward contracts were designated as hedges of the net investment in Canada, while our net investment in the United Kingdom, as of December 31, 2002, had designated forward contracts of €43 million (British pound sterling equivalent). As of December 31, 2002 forward contracts of €328 million (Swedish Krona) were designated as a hedge the Group’s Swedish net investment exposure.

As of December 31, 2002, the translation risk on the net exposure after hedging measured with overnight VaR represented a loss of €2.7 million at a 95 percent confidence level, compared with €4.8 million as of December 31, 2001. The averages over the year were €3.1 million in 2002 compared to €14.8 million in 2001. The decrease in average VaR was due Consolidated Papers acquisition that has been hedged since first half of 2001.

Funding and Interest Rate Risk

We are also exposed to interest rate risk, in which we are mainly exposed to fluctuations in the euro, the Swedish krona and the U.S. dollar interest rates. Fluctuations in interest rates affect our interest expenses. Our treasury is responsible for the funding of our business operations and managing of interest rate risk.

The financial risk policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowing should be at least four years. Target maturity should be between five and seven years, while combined duration of the loans and the swaps should be between three months and two years. Furthermore, we must have committed credit facilities to cover our budgeted funding needs and all of our commercial paper and uncommitted borrowings.

In order to achieve the targets set in the financial risk policy, our treasury manages a number of loan programs and credit facilities. In order to manage interest rate risk and earnings fluctuations, our treasury uses financial derivatives, such as interest rate swaps, options and swaptions. Interest rate risk is usually managed by swapping fixed interest rates to floating interest rates.

As of December 31, 2002, the basis point value of our liability portfolio was €1.48 million. The average maturity for the loan portfolio was 6.2 years (excluding committed credit facilities) and the duration for the loan portfolio was 4.1 years. Duration for the loan portfolio together with swaps was 1.8 years. The corresponding values as of December 31, 2001 were basis point value of €1.76 million, with an average maturity of 5.1 years, loan portfolio duration of 3.5 years and duration of loan portfolio together with swaps of 2.0 years.

Outstanding Foreign Exchange and Interest Rate Derivatives

As of December 31, 2002, we had outstanding risk management contracts regarding foreign exchange in a nominal amount of €4,118.9 million compared with €7,769.9 million as of December 31, 2001.

Of interest rate derivatives, the nominal value outstanding as of December 31, 2002 was €2,120.2 million compared with €2,230.1 million as of December 31, 2001.

Commodity Risk

The paper and pulp business has historically experienced fluctuations in raw material and end-product prices. Future fluctuations in raw material prices could have a substantial effect on our earnings. We have implemented commodity and energy risk management operations as an integral part of our treasury. The operating units are responsible for measuring and hedging commodity and energy risks and entering into derivative contracts with our treasury to hedge those risks.

Parts of our raw material and end-product exposures have been hedged with commodity and energy derivatives. All commodity and energy derivatives are linked to underlying exposures and hedge accounted for under IAS 39.

As of December 31, 2002, we had total outstanding commodity derivative contracts hedging exposures on purchase of energy and other raw materials and on sales of paper in the form of commodity and energy swaps and options of a total nominal value of €538.6 million, with a net fair value of €252.4 million, compared with total outstanding commodity contracts of €270.1 million, with a net fair value of €33.1 million, as of December 31, 2001. A ten percent decrease in the commodity prices would result in a €25.2 million change decrease in the fair value of these hedging contracts. The maturity of our commodity contracts is between one month and five years.

The table below sets forth our outstanding commodity derivative contracts as of December 31, 2002.

	Maturity
	2003	2004	2005	2006	2007	Total
Commodity derivatives	143.8	109.5	205.1	73.2	7.0	538.6

Equity Price Risk

We have certain investments in publicly traded companies. The market value of the equity investments was €169.2 million as of December 31, 2002. These securities have exposure to fluctuations in equity prices. The equity securities in the portfolio are traded on the Helsinki Exchanges, the OM Stockholm Exchange, The New York Stock Exchange, the Australian Stock Exchange and the Stock Exchange of Thailand. A ten percent fall in equity prices would result in a €16.9 million loss in the equity value of these securities. As of December 31, 2002, there were no outstanding financial derivative contracts designated as hedges of the investments in publicly traded companies in our equity portfolio.

As of December 31, 2001, the market value of equity investments was €197.4 million, where a ten percent fall in equity prices would have resulted in a €19.7 million loss in the equity value of these securities

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Our chief executive officer and our chief financial officer; senior executive vice president, accounting and legal affairs, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) within 90 days of the date of this annual report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this annual report on Form 20-F was being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our chief executive officer and our chief financial officer; senior executive vice president, accounting and legal affairs, completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See “Item 8. Financial Information” and our financial statements beginning on page F-1 of this annual report.

Item 19.    Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Association of the Company (English translation).
8.1	Subsidiaries of the Company.
10.1	Certification by the Chief Executive Officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*
10.2	Certification by the Senior Executive Vice President and Chief Financial Officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2003

STORA ENSO CORPORATION

By:	/S/ ESKO MÄKELÄINEN
	Name:	Esko Mäkeläinen
	Title:	Senior Executive Vice President, Finance, Accounting and Legal Affairs, and Chief Financial Officer

By:	/S/ JYRKI KURKINEN
	Name:	Jyrki Kurkinen
	Title:	Senior Vice President, Legal Affairs, and General Counsel

CERTIFICATIONS

I, Jukka Härmälä, certify that:

1.	I have reviewed this annual report on Form 20-F of Stora Enso Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    June 25, 2003

/s/ JUKKA HÄRMÄLÄ
Jukka Härmälä Chief Executive Officer

I, Esko Mäkeläinen, certify that:

1.	I have reviewed this annual report on Form 20-F of Stora Enso Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 25, 2003

/S/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Finance, Accounting and Legal Affairs, and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Stora Enso Oyj

In our opinion, the accompanying consolidated balance sheets of Stora Enso Oyj and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated income statements, cash flow statements and statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2002, present fairly, in all material respects, the financial position of Stora Enso Oyj and its subsidiaries (Stora Enso) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of Stora Enso’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in note 27 to the consolidated financial statements.

Helsinki, Finland

February 7, 2003

PRICEWATERHOUSECOOPERS OY

Authorized Public Accountants

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except per share amounts)

		Year Ended December 31,
	Note	2000	2001	2002	2002
		€	€	€	$
Sales	3,4	13,017.0	13,508.8	12,782.6	14,697.4
Changes in inventories of finished goods and work in progress		(51.1)	38.4	30.3	34.8
Other operating income	6	96.1	63.2	176.1	202.5
Gain on disposal of discontinued operations, energy	6	524.8	—	—	—
Materials and services		(6,037.8)	(6,547.8)	(6,373.2)	(7,327.9)
Freight and sales commissions		(1,282.2)	(1,234.0)	(1,240.9)	(1,426.8)
Personnel expenses	7,18	(1,995.7)	(2,234.4)	(2,282.0)	(2,623.8)
Depreciation, amortization and impairment charges	10	(1,129.4)	(1,267.6)	(2,441.9)	(2,807.7)
Other operating expenses	6	(770.4)	(839.7)	(802.6)	(922.8)

Operating profit (loss)	3,4	2,371.3	1,486.9	(151.6)	(174.3)
Net financial items	8	(292.9)	(343.5)	(206.2)	(237.1)
Share of results in associated companies	12	20.6	79.6	14.6	16.8

Profit (loss) before tax and minority interests		2,099.0	1,223.0	(343.2)	(394.6)
Income tax expense	9	(650.3)	(299.6)	120.9	139.0

Profit (loss) after tax		1,448.7	923.4	(222.3)	(255.6)
Minority interests		(13.7)	2.9	0.1	0.1

Net profit (loss) for the period		1,435.0	926.3	(222.2)	(255.5)

Earnings (loss) per share
Basic earnings (loss) per share	25	1.77	1.03	(0.25)	(0.29)
Diluted earnings (loss) per share	25	1.76	1.03	(0.25)	(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	Notes	2001	2002	2002
		€	€	$
Assets
Fixed Assets and Other Long-term Investments
Goodwill	11	2,276.0	1,055.5	1,213.6
Intangible fixed assets	11	89.6	73.3	84.3
Property, plant and equipment	11	12,335.6	10,812.1	12,431.8
Investments in associated companies	12	306.7	211.7	243.4
Listed securities	13	197.4	169.2	194.5
Unlisted shares	13	181.0	148.5	170.7
Non-current loan receivables	16	505.4	480.6	552.6
Deferred tax assets	9	28.1	52.7	60.6
Other non-current assets	14	257.9	241.1	277.2

		16,177.7	13,244.7	15,228.8

Current Assets
Inventories	15	1,600.0	1,565.0	1,799.4
Tax receivables		224.3	243.1	279.5
Short-term receivables	16	1,976.3	1,902.4	2,187.4
Current portion of loan receivables	16	333.1	1,090.5	1,253.9
Cash and cash equivalents		247.0	168.5	193.7

		4,380.7	4,969.5	5,713.9

Total Assets		20,558.4	18,214.2	20,942.7

Shareholders’ Equity and Liabilities
Shareholders’ Equity	17
Share capital		1,541.5	1,529.6	1,758.7
Share premium fund		1,641.9	1,554.0	1,786.8
Treasury shares		(125.5)	(314.9)	(362.1)
Other comprehensive income		58.6	233.4	268.4
Cumulative translation adjustment		(52.5)	(144.4)	(166.0)
Retained earnings		4,998.7	5,521.4	6,348.5
Net profit (loss) for the period		926.3	(222.2)	(255.5)

		8,989.0	8,156.9	9,378.8

Minority Interests		50.2	30.4	35.0

Long-term Liabilities
Pension and post-employment benefit provisions	18	774.0	747.0	858.9
Deferred tax liabilities	9	2,011.0	1,787.3	2,055.0
Other provisions	20	153.6	194.5	223.6
Long-term debt	19	5,182.0	4,525.2	5,203.1
Other long-term liabilities		51.4	36.9	42.4

		8,172.0	7,290.9	8,383.1

Current Liabilities
Current portion of long-term debt	19	230.0	306.5	352.4
Short-term borrowings	19	997.5	343.9	395.4
Other current liabilities	20	1,631.0	1,547.9	1,779.8
Tax liabilities		488.7	537.7	618.2

		3,347.2	2,736.0	3,145.9
Commitments and contingencies	22
Total Shareholders’ Equity and Liabilities		20,558.4	18,214.2	20,942.7

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions, except per share amounts)

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	€	€	€	€	€	€	€
Balance as of December 31, 1999, as previously reported	1,277.6	379.6	—	—	12.7	4,283.3	5,953.2
Change in accounting policy with respect to forest accounting (net of deferred tax)	—	—	—	—	3.0	0.3	3.3
Balance as of January 1, 2000, restated	1,277.6	379.6	—	—	15.7	4,283.6	5,956.5
Dividends paid (€0.40 per share)	—	—	—	—	—	(303.9)	(303.9)
To be placed at the disposal of the Board	—	—	—	—	—	(1.0)	(1.0)
Share issue	0.4	(0.4)	—	—	—	—	—
Share issue (Consolidated Papers, Inc.)	284.5	1,432.7	—	—	—	—	1,717.2
Conversion of share capital from FIM to €	13.8	(13.8)	—	—	—	—	—
Repurchase of Stora Enso Oyj shares	—	—	(173.7)	—	—	—	(173.7)
Options issued (Consolidated Papers, Inc.)	—	25.1	—	—	—	0.9	26.0
Net profit for the period	—	—	—	—	—	1,435.0	1,435.0
Translation adjustment	—	—	—	—	(85.3)	—	(85.3)

Balance as of December 31, 2000	1,576.3	1,823.2	(173.7)	—	(69.6)	5,414.6	8,570.8
Effect of adopting IAS 39	—	—	—	75.7	—	(8.5)	67.2
Repurchase of Stora Enso Oyj shares	—	—	(199.8)	—	—	—	(199.8)
Cancellation of Stora Enso Oyj shares	(39.4)	(208.6)	248.0	—	—	—	—
Options exercised (Consolidated Papers, Inc.)	—	(6.2)	—	—	—	—	(6.2)
Dividends paid (€0.45 per share)	—	—	—	—	—	(407.4)	(407.4)
Share issue	4.6	31.1	—	—	—	—	35.7
Net profit for the period	—	—	—	—	—	926.3	926.3
OCI entries	—	—	—	(17.1)	—	—	(17.1)
Translation adjustment	—	—	—	—	19.5	—	19.5

Balance as of December 31, 2001	1,541.5	1,639.5	(125.5)	58.6	(50.1)	5,925.0	8,989.0
Repurchase of Stora Enso Oyj shares	—	—	(286.8)	—	—	—	(286.8)
Cancellation of Stora Enso Oyj shares	(13.8)	(83.6)	97.4	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(403.6)	(403.6)
Share issue	1.9	(1.9)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(222.2)	(222.2)
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	(94.3)	—	(94.3)

Balance as of December 31, 2002	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,299.2	8,156.9

OCI = Other Comprehensive Income – see Note 21

CTA = Cumulative Translation Adjustment

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

	Year ended December 31,
	2000	2001	2002	2002
	€	€	€	$
Cash Flow from Operating Activities
Net profit for the period	1,435.0	926.3	(222.2)	(255.5)
Reversal of non-cash items:
Minority interests	13.7	(2.9)	(0.1)	(0.1)
Taxes	650.3	299.6	(120.9)	(139.0)
Depreciation, amortization and impairment charges	1,129.4	1,267.6	2,441.9	2,807.7
Share of results of associated companies	(20.6)	(79.6)	(14.6)	(16.8)
Profits and losses on sale of fixed assets and investments	(597.5)	(48.4)	(159.1)	(182.9)
Net financial income	292.9	343.5	206.2	237.1
Interest received	23.0	56.1	46.5	53.5
Interest paid, net of amounts capitalized	(318.2)	(352.5)	(321.4)	(369.5)
Dividends received	6.3	17.0	9.2	10.6
Other financial items, net	3.0	(27.4)	170.0	195.5
Income taxes paid	(553.3)	(699.6)	(62.1)	(71.4)
Change in net working capital, net of businesses acquired or sold	96.6	(171.2)	(547.2)	(629.2)

Net Cash Provided by Operating Activities	2,160.6	1,528.5	1,426.2	1,639.8

Cash Flow from Investing Activities
Acquisition of subsidiary shares, net of cash	(2,831.9)	(233.6)	(56.3)	(64.7)
Acquisition of shares in associated companies	—	(135.6)	(1.5)	(1.7)
Acquisition of available-for-sale investments	(10.0)	(7.0)	(12.8)	(14.7)
Capital expenditure	(769.3)	(857.1)	(877.6)	(1,009.1)
Proceeds from disposal of subsidiary shares, net of cash	590.0	—	360.6	414.6
Proceeds from disposal of shares in associated companies	—	62.4	185.5	213.3
Proceeds from disposal of available-for-sale investments	20.9	—	16.8	19.3
Proceeds from sale of fixed assets	109.9	92.6	202.4	232.7
Proceeds from (payment of) long-term receivables, net	(20.6)	196.0	(74.4)	(85.5)

Net Cash Used in Investing Activities	(2,911.0)	(882.3)	(257.3)	(295.8)

Cash Flow from Financing Activities
Proceeds from (payment of) long-term liabilities, net	2,077.8	(351.3)	(487.6)	(560.6)
Proceeds from (payment of) short-term borrowings, net	(744.8)	(216.1)	(56.3)	(64.7)
Dividends paid	(303.9)	(407.4)	(403.6)	(464.1)
Proceeds from issue of share capital	—	29.5	—	—
Repurchase of own shares	(173.7)	(199.8)	(286.9)	(329.9)
Other	(2.4)	—	—	—

Net Cash Used in Financing Activities	853.0	(1,145.1)	(1,234.4)	(1,419.3)

Net Increase (Decrease) in Cash and Cash Equivalents	102.6	(498.9)	(65.5)	(75.3)
Translation adjustment	(0.4)	1.5	(13.0)	(14.9)
Cash and cash equivalents at beginning of year	642.2	744.4	247.0	284.0

Cash and Cash Equivalents at Year End	744.4	247.0	168.5	193.7

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

Supplemental cash flow information

	Year ended December 31,
	2000	2001	2002	2002
	€	€	€	$
Change in Net Working Capital consists of:
Change in inventories	(43.2)	(52.6)	(17.0)	(19.5)
Change in interest-free receivables	(269.4)	315.5	31.1	35.8
Change in interest-free liabilities	354.7	(211.5)	(66.2)	(76.1)
Proceeds from (payments of) short-term receivables	54.5	(222.6)	(495.1)	(569.3)

	96.6	(171.2)	(547.2)	(629.2)

Non-cash Investing and Financing Activities:
Total capital expenditure	769.3	857.1	877.6	1,009.1
Amounts paid	769.3	857.1	877.6	1,009.1

	—	—	—	—

Acquisition of Group Companies
Cash Flow on Acquisitions
Purchase consideration on acquisitions	2,879.6	233.6	56.3	64.7
Cash and cash equivalents in acquired companies	(47.7)	—	—	—

	2,831.9	233.6	56.3	64.7
Non-cash Transaction
Equity issue / unlisted share exchange	1,717.2	—	27.6	31.7

Total Purchase Consideration	4,549.1	233.6	83.9	96.5

Acquired Net Assets
Operating working capital	228.2	—	(8.9)	(10.2)
Operating fixed assets	5,820.3	141.5	150.4	172.9
Interest-bearing assets less cash and cash equivalents	571.3	—	5.6	6.4
Tax liabilities	(915.0)	—	(0.8)	(0.9)
Interest-bearing liabilities	(1,204.9)	—	(79.8)	(91.8)
Minority interests	49.2	92.1	17.4	20.0

	4,549.1	233.6	83.9	96.5

Disposal of Group Companies
Cash Flow on Disposals
Cash flow on disposal	590.0	—	360.6	414.6
Non-cash Transaction
Associate company shares received	—	129.2	36.8	42.3

	590.0	129.2	397.4	456.9

Net Assets Sold
Operating working capital	(5.2)	7.9	42.3	48.6
Operating fixed assets	1,315.3	244.3	441.0	507.1
Interest-bearing assets less cash and cash equivalents	8.0	129.2	5.3	6.1
Tax liabilities	32.5	(31.0)	(0.2)	(0.2)
Interest-bearing liabilities	(1,274.5)	(221.2)	(116.9)	(134.4)
Minority interests	(10.9)	—	—	—
Gain on sale	524.8	—	25.9	29.8

	590.0	129.2	397.4	456.9

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Principles

Principal Activities

Stora Enso Oyj (the “Company”) is a Finnish limited liability company organized under the laws of the Republic of Finland, domiciled in Helsinki. The operations of Stora Enso Oyj and its subsidiaries (together, “Stora Enso” or the “Group”) are organized into core product areas and supporting areas. The core product areas are Magazine Paper, Newsprint, Fine Paper, Packaging Boards and Timber Products with the supporting areas being Merchants, Forest and Other, the latter comprising Energy and Head Office together with other corporate functions. The Group’s main market is Europe, although it has an expanding presence in North America.

Basis of Preparation

The consolidated financial statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board. They include the financial statements of Stora Enso Oyj and its subsidiaries and have been prepared under the historical cost convention, except as disclosed in the accounting policies below. For example, available-for-sale investments and derivative financial instruments are shown at fair value. The carrying amount of recognized assets and liabilities that are hedged is adjusted to record changes in the fair value attributable to the risks being hedged. In addition, the Group consistently applies trade date accounting.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ) (“Stora”) in December 1998 and, as a result of the merger, Stora is a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IAS.

The consolidated financial statements include the financial statements of the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50 percent of the voting rights. The financial statements of certain companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50 percent of the voting rights, are also consolidated. The principal subsidiaries are listed in note 23.

Associated companies, in which Stora Enso holds voting rights of between 20 percent and 50 percent, are accounted for using the equity method, which involves recognizing in the income statement the Group’s share of the associate’s profit or loss for the year less any amortized goodwill. These associated companies represent companies in which the Group has significant influence, but which it does not control. The most significant associated companies are listed in note 12. The Group’s interest in an associated company is carried in the balance sheet at an amount that reflects its share of the net assets of the associated company, together with goodwill on acquisition, as amortized, less any impairment. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquired companies are accounted for under the purchase method, whereby they are included in the consolidated financial statements from their acquisition date, while, conversely, divestments are included up to their date of sale.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests have been disclosed separately from the consolidated shareholders’ equity and are recorded as a separate deduction in the consolidated income statement.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the transaction date. An approximate exchange rate is used for transactions entered into during a month, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the exchange rate at the end of the month. Foreign exchange differences for operating business items are entered in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered as a net amount in the financial items of the income statement.

Foreign Currency Translations—Subsidiaries

The income statements of subsidiaries, whose measurement and reporting currencies are not euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the balance sheets of such subsidiaries are translated using the exchange rates prevailing on December 31. Exchange differences arising from the retranslation of the net investments in foreign subsidiaries and associated companies and of financial instruments, which are designated as and are hedges of such investments, are recorded directly in shareholders’ equity in the cumulative translation adjustment (“CTA”). The cumulative translation differences of divestments are combined with their gain or loss on disposal.

Derivative Financial Instruments

Financial derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date, though the method of recognizing the resulting gains or losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognized assets or liabilities (fair value hedge), hedges of forecasted transactions or firm commitments (cash flow hedge), hedges of net investments in foreign entities or as derivative financial instruments not meeting the hedge accounting criteria.

Changes in the fair value of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair value of derivatives designated and qualifying as cash flow hedges, and which are effective, are recognized in equity to the hedging reserve within other comprehensive income (“OCI”). The cumulative gain or loss of a derivative deferred in equity is transferred to the income statement and classified as revenue or expense in the same period in which the hedged item affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement under financial items.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and, therefore, changes in the fair value of such non-qualifying hedge instruments are immediately recognized in the income statement under financial items. All derivatives not qualifying for hedge accounting are considered to be speculative and are also fair valued at each balance sheet date with the result immediately recognized in the income statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognized in equity in the CTA. The gain or loss relating to the ineffective portion is immediately recognized in the income statement. However, the exchange gains and losses arising from the translation of a borrowing that hedges such an investment, including any ineffective portion of the hedge, are also recognized in the CTA.

At the inception of a transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all financial instruments designated as hedges to specific assets and liabilities, or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

The fair values of publicly traded derivatives, along with trading and available-for-sale securities, are based on quoted market prices at the balance sheet date. The fair values of interest rate swaps are calculated at the present value of the estimated future cash flows while the fair values of forward foreign exchange contracts are determined using forward exchange market rates at the balance sheet date. In assessing the fair values of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions based on market conditions at each balance sheet date. Quoted market prices or dealer quotes for identical or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments. The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates available to the Group for similar financial instruments.

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax, discounts and exchange differences on sales in foreign currency. Sales are recognized after Stora Enso has transferred the decisive risks and rewards connected with ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods. In the great majority of cases, this means that sales are recorded upon shipment of goods to customers in accordance with agreed terms of sale. Revenues from services are recorded when the service has been performed. The income from services provided in connection with longer term contracts is realized according to the percentage completion method, provided that the degree of completion can be assessed reliably and the amount of the income and costs related to the contract can also be determined reliably.

Research and Development

Research and development costs (“R&D”) are expensed as incurred, and included in other operating expenses in the consolidated income statement.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has a probable benefit exceeding its cost beyond one year, are recognized as an intangible asset and depreciated over the software’s expected useful life. Associated costs include staff costs of the development team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Website costs are expensed as incurred.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen, and the amount of such liability can be reliably estimated. Amounts accrued do not include third party recoveries. Decommissioning costs, being the costs of closing the site and preparing it for future use, are capitalized at the outset of a project and amortized over its expected life so that the full cost of environmental reinstatement will have been expensed by the end of the project.

Discontinuing Operations

A discontinuing operation results from a decision, pursuant to a single disposal plan, to divest an operation comprising a separate major line of business, for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinuing operations is shown as a separate item in the consolidated income statement.

Income Taxes

The Group income tax expense includes taxes of Group companies, based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies.

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property plant and equipment, revaluation of net assets in acquired companies, fair valuation of available-for-sale investments and financial derivatives, intercompany inventory profits, untaxed reserves and tax losses carried forward; the latter is recognized as an asset to the extent that it is probable that future taxable profits will be available, against which unused tax losses can be utilized.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders’ equity and deferred tax liability in the long-term liabilities on the consolidated balance sheet. However, but under both Finnish and Swedish Companies Acts, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary/associated company at the acquisition date. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity and translated at the closing rate. Goodwill is tested periodically for impairment but is otherwise amortized on a straight-line basis over its expected useful life, which may vary from five to 20 years depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortization periods are adjusted accordingly.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible assets include trademarks, patents, copyrights and software licenses. They are stated at historical cost and are amortized on a straight-line basis over expected useful lives, which may vary from three to ten years.

Investment Properties

Investment properties are deemed to be those held for long-term rental yields. Currently, Stora Enso considers that it holds no such property.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, augmented where appropriate by terminal environmental reinstatement costs. Assets coming into the Group through the acquisition of a new subsidiary are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the balance sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalized as part of the cost during the period required to complete and prepare the property for its intended use. Other tangible assets include capitalized charges arising from the planting and care of forest holdings.

Under the current forest accounting policy, timber and timberlands are recorded at cost, with reforestation costs, less depletion for the cost of timber harvested, being capitalized. Depletion is computed by the units-of-production method.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset class	Depreciation Years
Buildings, industrial	10-50
Buildings, residential	20-50
Buildings, office	20-50
Groundwood mills	15-20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Heavy machinery	10-20
Converting factories	10-15
Sawmills	10-15
Computers	3-5
Vehicles	5
Office equipment	3-5
Railway, harbors	20-25
Forest roads	10-35
Roads, fields, bridges	15-20

Ordinary maintenance and repair charges are expensed as incurred. However, the costs of significant renewals and improvements are capitalized and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by removing the cost and

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accumulated depreciation from the accounting records with any resulting terminal depreciation adjustments reflected in impairment charges in the income statement. Capital gains are shown in other operating income.

Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Impairment

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated at the higher of the net selling price and the value in use, with an impairment loss being recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss on a plant or an equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years. For goodwill, a recognized impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have occurred which reverse the effect of that event.

Accounting for Leases

Leases of property, plant and equipment, in which the Group has substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge being taken to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where the lessor retains all the risks and benefits of ownership, are classified as operating leases and payments made thereunder, and under rental agreements, are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place. Lease termination benefits are recognized on discounted basis.

Inventories

Inventories are reported at the lower of cost and net realizable value with cost being determined by the first-in first-out (“FIFO”) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress comprises raw material, direct labor, depreciation, other direct costs and related production overhead but, excludes interest expenses.

Trade Receivables

Trade receivables are reported at their anticipated realizable value, an estimate being made for doubtful receivables based on a review of all outstanding amounts at year-end.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other liquid investments with original maturity of less than three months. Bank overdrafts are included in short-term borrowings under current liabilities.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

The Group classifies its investments into the following three categories: trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments, to be classified as current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity, to be disclosed in non-current assets. During the periods covered by these financial statements, the Group held no investments in these categories. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Prior to the adoption of IAS 39 on January 1, 2001, the Group accounted for investments in marketable equity securities at the lower of cost and market value determined on a portfolio basis. The Group evaluated the carrying amount of its long-term investments and recognized declines, other than temporary ones, in the value of the investments on an individual basis. Under IAS 39 investments are recorded on the balance sheet at their fair value with the difference between fair value and acquisition cost recorded direct to equity in the available-for-sale reserve in OCI, from where it is released to the income statement when the investments are sold or when the assets are impaired.

Loan Receivables

Loan receivables are recorded at their cost and they are subject to regular and systematic review as to their collectibility and as to available guarantee. If any loan receivable is estimated to be unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan receivables is included within net financial items.

Borrowings

Borrowings are recognized initially as proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest rate method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the income statement for each period.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle such obligation and a reliable estimate of the amount of such obligation can be made. Environmental provisions for site reinstatement are made when a project starts production. The capitalized cost of the provision, along with the historic cost of the asset, is amortized over the useful life of the asset.

Employee Benefits

The Group operates a number of defined benefit and contribution plans throughout the world, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments by employees and by the relevant Group companies, taking into account the recommendations of

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

independent qualified actuaries. Group contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

For defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees, in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows, using interest rates of government securities that have maturity terms approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees.

Executive Share Options

The costs of all option plans, synthetic option plans and other executive remuneration or incentive plans are charged to the income statement as personnel expenses in the period in which the options are exercised or the costs are incurred. The synthetic option programs 1999-2002 are hedged by total return swaps.

Restricted Equity

The components of restricted equity include the share premium account, the translation adjustment for foreign subsidiaries, other comprehensive income and the legal reserves required by law in certain countries where subsidiaries are incorporated.

Government Grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the related assets.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares purchased by the Group and held as treasury shares. Diluted earnings per share has been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period or, if later, on issue and as if the funds obtained thereby were used to purchase common shares at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

New Accounting Standards

A new accounting standard, IAS 41 Accounting for Biological Assets, under which Stora Enso’s biological assets in the form of standing trees are shown on the balance sheet at market value, came into effect on January 1, 2003. The difference between book value and fair value, net of related deferred tax, will be recorded directly through retained earnings on January 1, 2003. Periodic future changes resulting from growth, price and

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other premise changes will be entered in the income statement. The adoption of IAS 41 increased Stora Enso’s biological assets by €866.2 million and retained earnings by €622.9 million, net of deferred tax liability of €243.3 million.

IAS 41 requires biological assets, such as forests, to be accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets. That presumption can be rebutted only on initial recognition for a biological asset for which market-determined prices or values are not available and for which alternative estimates of fair value are determined to be clearly unreliable.

IAS 41 gives only limited guidance as to how to value forest assets with long growth cycles of 60 to 120 years, but the consensus is to use generally accepted methods for valuing forest assets as in arm’s length transactions. Such market transactions have recently been based on discounted cash flow models whereby the fair value of the biological assets was calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest made from the forecasted tree growth is multiplied by actual wood prices and the cost of fertilizer and harvesting is then deducted. The fair value of the biological asset is measured at the present value of the harvest from one growth cycle, based on the productive forestland, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognized and measured at their fair value separately from the land.

Dividend

The dividend proposed by the board of directors is not deducted from distributable shareholders’ equity until approved by the shareholders at the annual general meeting next following the relevant balance sheet date.

Note 2—Financial Risk Management

Stora Enso’s international industrial operations are subject to a number of financial market risks that the Group is responsible for managing under policies approved by the board of directors. The overall objective of the Group Treasury is to provide cost-effective funding to Group companies, as well as to manage financial risks, in order to minimize the negative effects of market fluctuations on Group net income. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. In order to minimize the cost of refinancing the Group loan portfolio and to ensure that funding is obtainable, the Group Treasury must have committed credit facilities to cover general corporate funding needs and all commercial paper borrowings. The average maturity of outstanding loans and committed credit facilities should be at least four years and not more than seven years.

Interest Rate Risk

The Group is exposed to changes in interest rates as a result of the cyclical nature of the industry. The Group interest rate risk management policy is to synchronize the cost of capital with the return on capital employed by swapping long-term fixed interest rates to short-term floating interest rates with an average duration of 12 months and a deviation mandate of six months either way.

Foreign Exchange Risk

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations. Transaction risk, being foreign currency-denominated sales and purchases together with foreign

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currency balance sheet items, as well as translation risk, being net investments in foreign subsidiaries, in aggregate comprise the foreign currency exchange risk of Stora Enso. The Group policy for transaction risk is to hedge a minimum of 25 percent and a maximum of 75 percent of the upcoming 12 months’ net exposure in a specific currency, with a benchmark of 50 percent. The policy relating to translation risk exposure is to minimize such risk by funding investments in the same currency as the net assets whenever this is possible and economically viable.

Commodity Risk

Prices for Stora Enso’s main products have been cyclical and, consequently, Group earnings are exposed to commodity price volatility. The Group has implemented a commodity risk management framework in the areas of fiber and energy procurement, whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury.

Credit Risk

Credit insurance has been obtained for customers in the main market areas of Western Europe, Canada and the United States. In other market areas, measures to reduce credit risks include letters of credit, prepayments and bank guarantees. The Group has also obtained export guarantees, covering both political and commercial risks, which are used in connection with individual customers outside the OECD area. Management considers that no significant concentration of credit risk with any individual customer, counterparty or geographical region exists for Stora Enso.

Supply Risk

Group manufacturing operations depend on obtaining adequate and timely supplies of raw materials, principally of wood, energy and chemicals. The results of operations could be adversely affected if the Group was unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials. Group companies may at times be substantially dependent on a limited number of key resource suppliers due to availability, locality, price, quality and other constraints. In addition, suppliers may sometimes extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In an attempt to mitigate supply risk, the Group works closely with its key suppliers around the world and also produces some of its key resources in-house.

Note 3—Segment Information

The accounting policies of the reportable segments are the same as those set out in note 1 to the consolidated financial statements. See note 4 for the details of energy operations discontinued in 2000. Segment sales include intersegment sales valued at arm’s length prices. The Pulp segment was dissolved in 2001 on the reallocation of the non-integrated pulp mills to the Magazine Paper, Fine Paper and Packaging Boards segments; comparative segment information has been restated accordingly.

For management purposes, the Group’s business segments are organized by product areas on a worldwide basis into operating divisions—Magazine Paper, Newsprint, Fine Paper, Packaging Boards, Timber, Paper Merchants and Forest Operations—each headed by a senior and/or executive vice president. The divisions are the basis on which the Group reports its primary segment information.

Magazine Paper develops, manufactures and supplies uncoated and coated magazine paper grades for the primary use in magazines, catalogs, brochures and for other printed advertising purposes to printers and publishers. Newsprint develops, manufactures and supplies standard and specialty newsprint grades for publishers to be used in newspapers, newspaper supplements, advertising leaflets, telephone directories and paperback books. Fine Paper develops, manufactures and supplies graphic coated and office uncoated fine paper grades for publishers; graphic coated fine paper is used in the production of advertising materials, brochures,

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

high quality books, and magazines, whereas office uncoated fine paper products are copy and offset papers, envelope, writing papers, and continuous stationery papers. Packaging Boards develops, manufactures and supplies consumer packaging boards, corrugated boards, corrugated board raw materials, coreboard, kraft paper and laminating papers for various industries. Timber Products manufactures and supplies sawn goods used in the joinery, furniture, and construction industries, and by manufacturers of prefabricated houses. Paper merchants distribute paper to printers, offices, and agencies and acts as a link in the distribution of the Group’s fine paper products to the graphic industry. Forest operations procure and supply timber for Stora Enso’s mills and manage timberlands.

The accounting policies of the reportable segments are the same as those set out in note 1 to the consolidated financial statements; see note 4 for details of energy operations discontinued in 2000. Segment sales include intersegment sales valued at arm’s length prices. The Group evaluates the performance of its operating segments and allocates resources to them based on operating performance, which is equivalent to segment result.

Information on Stora Enso’s reportable segments as of and for the years ended December 31, 2000, 2001 and 2002 is shown in the following tables.

Sales by Segment

	Year ended December 31,
	2000			2001			2002
	External	Internal	Total	External	Internal	Total	External	Internal	Total
	(€ in millions)
Magazine Paper	2,738.3	80.5	2,818.8	3,396.4	52.6	3,449.0	2,992.7	44.1	3,036.8
Newsprint	1,677.3	89.4	1,766.7	1,845.3	88.6	1,933.9	1,602.4	39.1	1,641.5
Fine Paper	3,119.6	353.6	3,473.2	3,153.3	464.2	3,617.5	2,820.6	287.4	3,108.0
Packaging Boards	2,835.5	139.5	2,975.0	2,553.8	170.2	2,724.0	2,891.2	152.2	3,043.4
Timber Products	1,151.7	90.4	1,242.1	1,090.2	90.3	1,180.5	1,139.4	95.8	1,235.2
Merchants	879.7	10.9	890.6	838.5	1.8	840.3	718.8	1.8	720.6
Forest	388.9	1,488.5	1,877.4	453.6	1,372.0	1,825.6	444.0	1,514.7	1,958.7
Other and elimination of internal sales	186.3	(2,252.8)	(2,066.5)	177.7	(2,239.7)	(2,062.0)	173.5	(2,135.1)	(1,961.6)

Continuing Operations Total	12,977.3	—	12,977.3	13,508.8	—	13,508.8	12,782.6	—	12,782.6
Discontinued operations	39.7	—	39.7	—	—	—	—	—	—

Group Total	13,017.0	—	13,017.0	13,508.8	—	13,508.8	12,782.6	—	12,782.6

Segment Share of Associated Company Results and Operating Profit (Loss)

	Share of Results of Associated Companies			Operating Profit (Loss)
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)			(€ in millions)
Magazine Paper	27.1	16.4	—	357.8	282.7	(991.5)
Newsprint	—	—	—	263.5	503.1	235.3
Fine Paper	(1.4)	—	(1.0)	628.9	324.7	69.3
Packaging Boards (1)	—	57.0	5.3	352.2	339.5	345.7
Timber Products	1.9	5.2	3.1	69.1	5.2	32.4
Merchants	—	—	—	8.3	(10.0)	(24.6)
Forest (2)	—	—	(5.5)	118.7	88.1	122.2
Other	(7.0)	1.0	12.7	(4.7)	(46.4)	59.6

Continuing Operations Total	20.6	79.6	14.6	1,793.8	1,486.9	(151.6)
Discontinued operations	—	—	—	577.5	—	—

Group Total	20.6	79.6	14.6	2,371.3	1,486.9	(151.6)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	The associated company results for Packaging Boards include the results of Billerud AB for 2001 and 2002. In October 2001, Stora Enso sold 20 percent of the shares in Billerud and, in June 2002, a further 29.5 percent, reducing its interest in Billerud to 0.5 percent.
(2)	The effect of restatement for the year 2000 was €(11.2) million operating profit less taxes of €3.2 million.

Capital Expenditure by Segment

Depreciation, Amortization & Impairment by Segment

	Capital Expenditure			Depreciation / Impairment
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)			(€ in millions)
Magazine Paper	115.1	148.5	151.0	255.0	389.5	1,382.5
Newsprint	74.8	91.2	331.2	137.6	132.9	140.1
Fine Paper	116.6	193.7	131.6	274.6	412.0	493.2
Packaging Boards	342.3	294.4	143.5	313.1	225.3	275.1
Timber Products	46.5	64.4	53.5	38.0	43.1	54.6
Merchants	6.8	5.0	0.0	12.4	10.2	11.5
Forest	18.7	21.2	24.9	39.9	35.8	39.0
Other	46.0	38.7	41.9	53.0	18.8	45.9

Continuing Operations Total	766.8	857.1	877.6	1,123.6	1,267.6	2,441.9
Discontinued operations	2.5	—	—	5.8	—	—

Total	769.3	857.1	877.6	1,129.4	1,267.6	2,441.9

Asset and Liabilities by Segment

	Assets		Liabilities
	As of December 31,
	2001	2002	2001	2002
	(€ in millions)
Magazine Paper	4,940.4	3,433.2	660.2	653.0
Newsprint	1,526.9	1,631.4	276.2	265.3
Fine Paper	5,800.8	4,298.9	585.7	482.6
Packaging Boards	3,126.8	3,582.9	420.8	410.1
Timber Products	718.3	721.7	156.8	172.7
Merchants	334.0	256.0	119.2	84.6
Forest	1,487.6	1,131.4	203.6	214.3
Other	2,623.6	3,158.7	9,096.7	7,744.3

Total	20,558.4	18,214.2	11,519.2	10,026.9

Operating Capital by Segment

	As of December 31,
	2001	2002
	(€ in millions)
Magazine Paper	4,280.2	2,780.2
Newsprint	1,250.7	1,366.1
Fine Paper	5,215.1	3,816.3
Packaging Boards	2,706.0	3,172.8
Timber Products	561.5	549.0
Merchants	214.8	171.4
Forest	1,284.0	917.1
Other	594.1	498.7

Total	16,106.4	13,271.6

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Operating Capital to Total Assets

	As of December 31,
	2001	2002
	(€ in millions)
Operating Capital	16,106.4	13,271.6
Gross-up for operating Liabilities	2,610.0	2,526.3
Interest-bearing Receivables	1,589.6	2,120.5
Tax receivables	252.4	295.8

Total Assets	20,558.4	18,214.2

Average Number of Personnel by Segment and Geographic Area

	Segment
	Year ended December 31,
	2000	2001	2002
	(Unaudited)
Magazine Paper	6,205	7,854	7,699
Newsprint	5,437	5,530	5,542
Fine Paper	9,562	10,607	9,288
Packaging Boards	10,635	9,888	10,533
Timber Products	3,593	3,644	3,745
Merchants	1,606	1,580	1,411
Forest	2,236	2,176	2,265
Other	2,433	2,996	3,370

Continuing Operations Total	41,707	44,275	43,853
Discontinued operations	78	—	—

Total	41,785	44,275	43,853

	Location
	Year ended December 31,
	2000	2001	2002
	(Unaudited)
Finland	15,088	15,054	14,676
Sweden	10,856	9,433	9,187
Germany	4,723	4,767	4,761
France	1,356	1,368	1,333
Other European Union	4,592	4,478	4,462

Total European Union	36,615	35,100	34,419
Other Europe	1,234	1,343	1,879
Canada	736	746	850
United States (part of year 2000)	2,197	6,071	5,731
Other	1,003	1,015	974

Total	41,785	44,275	43,853

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

External Sales by Destination and Origin

	Sales By Destination			Sales By Invoice Origin
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)			(€ in millions)
Austria	212.8	213.1	195.4	365.3	310.9	315.1
Belgium	366.8	345.1	301.3	212.8	237.8	213.2
Denmark	319.8	307.6	297.9	131.3	116.2	111.7
Finland	821.8	776.0	780.6	4,563.7	4,370.2	4,151.0
France	1,035.4	1,007.0	965.5	529.8	537.8	486.4
Germany	1,987.4	1,840.3	1,673.6	1,518.6	1,489.9	1,442.2
Italy	520.6	403.2	391.5	6.2	0.6	0.1
Netherlands	610.1	581.9	488.4	242.9	247.6	234.0
Portugal	61.7	71.3	60.9	136.9	80.3	59.7
Spain	495.9	445.5	463.4	135.8	139.4	141.5
Sweden	1,052.3	1,026.6	1,034.2	3,315.8	2,980.2	2,895.6
United Kingdom	1,446.4	1,324.8	1,053.4	254.7	157.2	59.1
Other European Union	221.0	197.8	197.4	3.6	0.2	0.1

Total European Union	9,152.0	8,540.2	7,903.5	11,417.4	10,668.3	10,109.7
Other Europe	788.5	813.2	981.4	227.0	252.4	290.1

Total Europe	9,940.5	9,353.4	8,884.9	11,644.4	10,920.7	10,399.8
Canada	76.4	169.4	160.0	363.1	384.0	290.2
China	190.4	188.8	201.5	119.9	111.6	122.3
United States	1,436.3	2,469.7	2,267.3	845.2	2,067.2	1,909.6
Others	1,373.4	1,327.5	1,268.9	44.4	25.3	60.7

Total	13,017.0	13,508.8	12,782.6	13,017.0	13,508.8	12,782.6

Total Assets and Capital Employed by Location

	Total Assets		Capital Employed
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)
Austria	221.4	233.7	161.8	162.3
Belgium	419.2	525.8	97.6	325.7
Finland	5,354.3	5,692.1	4,146.5	3,872.0
France	386.9	367.7	248.2	235.0
Germany	1,895.0	1,754.4	889.5	783.8
Portugal	246.7	242.6	234.0	225.5
Sweden	3,700.9	3,727.7	1,980.2	1,886.7
Other European Union	485.9	415.6	301.8	199.4

Total European Union	12,710.3	12,959.6	8,059.6	7,690.4
Other Europe	188.1	201.4	162.3	161.4

Total Europe	12,898.4	13,161.0	8,221.9	7,851.9
Canada	706.0	561.0	631.7	491.1
China	277.4	224.8	252.7	203.7
United States	6,613.6	4,166.7	4,741.3	2,654.0
Other	63.0	100.7	11.5	41.7

Total	20,558.4	18,214.2	13,859.1	11,242.4

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure by Location

Depreciation, Amortization & Impairment by Location

	Capital Expenditure			Depreciation, Amortization and Impairment
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)			(€ in millions)
Austria	9.9	25.2	22.1	14.2	15.4	17.8
Belgium	10.9	30.7	290.6	21.2	16.2	27.1
Finland	384.5	392.1	211.7	369.8	341.5	391.6
France	19.6	7.8	13.9	29.3	28.2	28.8
Germany	65.1	91.6	55.1	157.9	159.2	138.0
Portugal	12.7	14.9	18.5	13.9	10.5	11.7
Sweden	189.8	158.5	141.0	304.3	198.4	208.8
Other European Union	19.4	18.2	16.6	27.6	21.6	26.7

Total European Union	711.9	739.0	769.5	938.2	791.0	850.5
Other Europe	6.7	23.9	9.1	8.5	10.0	14.2

Total Europe	718.6	762.9	778.6	946.7	801.0	864.7
Canada	10.3	12.9	12.7	34.5	34.2	85.7
China	3.4	3.4	3.3	12.0	13.0	14.5
United States	33.3	66.9	74.4	131.5	416.7	1 479.5
Other	3.7	11.0	8.6	4.7	2.7	(2.5)

Total	769.3	857.1	877.6	1,129.4	1,267.6	2,441.9

Note 4—Discontinued Operations

There were no discontinued operations in either 2001 or 2002.

The sale of Stora Enso’s non-mill power assets to Fortum Oyj was completed in mid-2000. The transaction represented a total asset value of €1,889.8 million and resulted in profit before tax of €524.8 million and related tax expense of €110.4 million. From January 1, 2001, energy operations have been included in the Other segment and, accordingly, prior year information has been restated to include the results of the remaining energy operations, now consisting of the Energy Department of Stora Enso Oyj, together with shares in Gasum Oy and Pohjolan Voima Oy.

Note 5—Acquisitions and Disposals

There were no major changes to the Group during 2001 and 2002. During 2002, the Group has taken steps to restructure its existing assets consistent with its strategy of releasing capital and enhancing financial flexibility in order to develop the Group’s core business; hence, although there were no major acquisitions in 2002, there were certain divestments along with an emphasis on asset quality (see note 11—Fixed Assets).

Acquisitions

In 2002, the Timber division signed letters of intent to acquire a majority in Estonia’s largest sawmilling company. The acquisition was completed in February 2003 (see note 26—Subsequent Events).

In August 2001, the board of directors approved the purchase of the Schweighofer family’s minority holding in Stora Enso Timber Oy for a total acquisition cost of €154.5 million, of which €81.5 million represented goodwill to be amortized over ten years. Following this purchase, Stora Enso Timber Oy became a wholly-owned subsidiary. Stora Enso acquired a majority holding in Holzindustrie Schweighofer GmbH in December

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1998 for a total acquisition cost of €122.9 million, of which €82.9 million represented goodwill. A portion of the purchase price was paid in cash and the remainder in shares of Stora Enso Timber Oy, leaving the Schweighofer family, through SPB Beteiligungsverwaltung GmbH of Austria, with a 26.5 percent interest. By unifying ownership in 2001, the purchase facilitated growth and enabled the Group to take a more active role in the consolidation and development of its interest in the timber industry.

In October 2001, Stora Enso acquired Purple Charta Investments’ 20 percent shareholding in Stora Enso Suzhou Paper Co., thereby raising its interest to 80.87 percent, with the local Suzhou Hua Sheng Paper Mill and Suzhou Handicraft Industry Cooperative holding the remaining 19.13 percent. The total acquisition cost of $21.9 million (€24.0 million) resulted in goodwill of €28.4 million due to the negative net assets of the business, but it is the intent of Stora Enso to develop the business. Stora Enso Suzhou Paper Co. is currently the second largest supplier of coated fine paper in the Chinese market, with an annual capacity of 150,000 tons, and consists of the Suzhou Mill near Shanghai, together with a sales network of six offices covering all the main markets in China.

The acquisition of Consolidated Papers, Inc. was completed on August 31, 2000 at a purchase price of $3,604.1 million (€4,046.3 million at the prevailing exchange rate on the date of acquisition of $0.8907 to the euro). The purchase price was subsequently adjusted to $3,600.4 million. The price was allocated to assets and liabilities based on estimated fair values at the acquisition date, these subsequently being adjusted by $(18.8) million and deferred taxes by $6.8 million. Total goodwill amounted to $1,715.2 million (€1,635.5 million), which represented the excess of the purchase price over the estimated fair value of the acquired net assets and is amortized over 20 years. The assets were, however, subject to impairment in September 2002 in the sum of $1,081.0 million (€1,143.3 million), of which $868.8 million (€918.9 million) related to goodwill; the value of the remaining goodwill as of December 31, 2002 amounted to $645.9 million (€615.9 million), which is amortized over the estimated remaining useful life of 17 years.

Consolidated Papers Inc. (“CPI”) Acquisition Goodwill

	$	€
	(in millions)
Conversion of CPI shares	1,529.7	1,717.2
Cash purchase	2,030.1	2,279.4
Conversion of CPI stock options	22.0	24.7
Acquisition related expenses	18.6	20.9

Total purchase price	3,600.4	4,042.2

Less:
Book value of net assets acquired	1,363.2	1,530.7
Fair valuation of net assets	950.6	1,067.1
Deferred taxes from valuation	(428.6)	(481.2)

Fair valued net assets	1,885.2	2,116.6

Goodwill (as of the acquisition date)	1,715.2	1,925.6

Disposals

Stora Enso launched a forest restructuring program in 2002, primarily in the United States and Finland:

1.	In September 2002, Stora Enso North America Corp. signed an agreement to sell approximately 125,000 hectares of its forestland to Plum Creek Timber Company, Inc. The sale was finalized on December 3, 2002 for net proceeds of $141.0 million (€149.1 million) and with a realized capital gain of $46.8 million (€49.5 million).

2.

In July 2002, Stora Enso transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of its forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized its forest holding subsidiary Tornator Forest Oy. In December 2002, Stora Enso

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. Stora Enso holds 41.1 percent of the shares in Tornator Timberland Oy and the remaining 58.9 percent is held by Finnish institutional investors. Also in December 2002, Stora Enso sold Tornator Oy to Tornator Timberland Oy for a total purchase price of €364.5 million. As a result of the sale, Stora Enso recorded a capital gain of €25.9 million. Tornator Timberland Oy is shown as an associate company on Stora Enso’s balance sheet (see note 12).

Stora Enso Forest, the Group’s Finnish wood procurement unit, has entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy under which they will supply about 1.5 million cubic meters of timber annually to Stora Enso at market rates.

In April 2002, Stora Enso announced plans to close its United Kingdom merchant operations, Papyrus GB Ltd, as it had not proved possible to reach a satisfactory level of profitability in recent years despite extensive rationalization. The company formerly distributed 100,000 tons of fine paper and board annually, 50 percent being Group products. A non-recurring charge of €24.8 million was made to cover closure costs, the remaining provision being €5.9 million at the year-end 2002.

In March 2002, the Group divested its Mölndal mill in Sweden to Klippan AB, a specialty paper maker. The total transaction price approximated book value and amounted to SEK 254.3 million (€27.8 million).

In November 2000, Stora Enso and AssiDomän AB signed an agreement concerning the formation of a new 50/50-owned company, Billerud AB, the formal merger taking place on January 1, 2001. This released operating capital of €350 million, although an impairment charge of €71.1 million was recorded in 2000. In October 2001, Stora Enso sold 40 percent of its shareholding to AssiDomän AB for SEK 580.7 million (€62.8 million), the financial effect being minor as the sales price approximated book value with little change in interest-bearing net debt. Billerud AB shares were listed on the Stockholm Stock Exchange on November 20, 2001, at which time Stora Enso had a 30 percent shareholding. In June 2002, the Group reduced its holding further to 0.5 percent, realizing a gain of SEK 702.5 million (€76.7 million) (see note 12).

The sale of the Stora Enso non-mill power assets to Fortum Oyj was completed in mid-2000. The transaction had a total asset value of €1,889.8 million, a profit before tax of €524.8 million and a related tax expense of €110.4 million. The transaction did not include Stora Enso’s shares in Pohjolan Voima Oy.

The Newton Kyme mill in the United Kingdom ceased production in December 2000. All assets have been sold, though the site disposal is not expected to be completed until mid-2003.

Note 6—Other Operating Income

Other Operating Income

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Gains on sale of fixed assets and other long-term investments	606.8	48.4	159.1
Gain on disposal of discontinued operations: energy	524.8	—	—
	82.0	48.4	159.1
Rent	7.4	9.3	10.0
Subsidies	6.7	5.5	7.0

Total	96.1	63.2	176.1

Other operating expenses include
Research and development	94.5	92.3	91.6
Losses on sale of fixed assets and long-term investments	9.3	8.4	42.4

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, gains on disposal of long-term investments and fixed assets included a gain of SEK 702.5 million (€76.7 million) on the sale of the majority of the Group’s holding in its associate company Billerud AB (see note 12) and €75.4 million relating to the sale of its forest holdings in Finland and the United States.

In 2001, gains on sale of fixed assets and other long-term investments included a capital gain of €18.0 million on the sale of the Düsseldorf office building.

In 2000, gains on sale of fixed assets and other long-term investments included a gain of €524.8 million on the sale of non-mill power assets and €24.0 million gain on the sale of the Stockholm office building.

Note 7—Staff Costs

Personnel Expenses

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Wages and salaries	1,482.8	1,659.0	1,656.3
Pensions	198.6	260.3	309.0
Other statutory employer costs	261.1	196.1	176.4
Other voluntary costs	53.2	119.0	140.3

Total	1,995.7	2,234.4	2,282.0

Pensions

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Defined benefit plans	47.2	6.3	56.7
Defined contribution plans	143.8	223.1	217.1
Other post-employment benefits	7.6	30.9	35.2

Total pension costs	198.6	260.3	309.0

Full details of pension costs are shown in note 18.

Board Remuneration

	Year ended December 31,
	2000	2001	2002
	(€ in thousands)
Claes Dahlbäck, Chairman	117.8	134.5	135.0
Krister Ahlström, Vice Chairman	42.1	84.0	85.0
Josef Ackermann	33.6	58.9	60.0
Harald Einsmann	33.6	58.9	60.0
Björn Hägglund, Deputy Chief Executive Officer	—	—	—
Jukka Härmälä, Chief Executive Officer	—	—	—
Raimo Luoma	33.6	—	—
George W. Mead	10.2	58.9	60.0
Ilkka Niemi	—	58.9	60.0
Paavo Pitkänen	33.6	58.9	60.0
Jan Sjöqvist	33.6	58.9	60.0
Marcus Wallenberg	33.6	58.9	60.0

Total board of directors remuneration	371.7	630.8	640.0

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Management Group (“EMG”) Remuneration

Annual salaries of the members of EMG are normally revised once a year on January 1. Basic annual salaries totaled to €4.5 million in 2002 and €4.1 million in 2001, of which €1.1 million and €1.0 million, respectively, related to the chief executive officer as detailed below.

Executive Remuneration: Chief Executive Officer

	Year ended December 31,
	2000	2001	2002
	(€ in thousands)
Annual salary	700.2	1,039.2	1,142.3
Benefits	28.5	27.2	76.3
Bonus (variable salary)	226.7	250.2	220.2

Total remuneration	955.4	1,316.6	1,438.8

Chief Executive Officer: Jukka Härmälä

In addition to his basic salary, the chief executive officer is also entitled to a short-term incentive plan, decided on by the board of directors each year, giving a maximum 50 percent of annual fixed salary. Of the plan, 50 percent relates to Stora Enso’s return on capital employed (“ROCE”) and 50 percent relates to personal key targets.

The retirement age for the chief executive officer has been set at 60 years, the pension arising from the compulsory Finnish statutory employment pension scheme (TEL) and a Stora Enso voluntary plan amounting to 66 percent of the average of the last four years of Finnish remuneration preceding retirement. Pensionable remuneration in 2002 was €912,295, thus the cost to the Company of the compulsory TEL plan was €178,633. In 2001, the cost to the Company of the compulsory Finnish statutory employment pension scheme (TEL) plan was €219,553.

Other Executive Management Group Members

The deputy chief executive officer is entitled to a similar incentive plan as the chief executive officer, while the other EMG members have plans up to a maximum 40 percent of annual fixed salary. The payout in 2002, relating to 2001, was €584,266. The payout in 2001, relating to 2000, was €805,025. In 2002, benefits amounting to €175,847 were provided, though additional sums relating to the foreign assignments of five members were provided at a total cost of €262,787. In 2001, benefits amounting to €163,018 were provided, although additional sums relating to the foreign assignments of five members were provided at a total cost of €190,196.

EMG members have a retirement age of 60 with pensions consistent with local practices within their respective home countries. Pension costs in 2002 totaled €908,829. Pension costs in 2001 totaled €637,859.

Employment contracts for the chief executive officer, deputy chief executive officer and other EMG members provide for notice of six months prior to termination with compensation being 12 months basic salary and a further optional 12 months salary depending on employment.

EMG members are also entitled to a certain number of shares through warrants and options/synthetic options, full details of which are shown in note 24.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Net Financial Items

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Interest expense
Bank borrowings	(347.1)	(340.2)	(233.5)
Finance leases	(14.4)	(44.1)	(34.3)
Interest income	59.3	51.2	38.3
Dividend income	6.3	17.0	9.2
Exchange gains and losses	5.9	(58.5)	44.9
Other financial income	10.1	44.7	48.1
Other financial expenses	(13.0)	(13.6)	(78.9)

Total	(292.9)	(343.5)	(206.2)

Gains and losses on derivative financial instruments are shown in note 21.

The aggregate foreign exchange gains and losses included in the consolidated income statements are:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Sales	4.6	28.6	(19.0)
Costs and expenses	(9.9)	(0.1)	2.5
Net financial items	5.9	(58.5)	44.9

Total	0.6	(30.0)	28.4

Note 9—Income Taxes

Profit (Loss) before Tax and Minority Interests

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Finnish companies	780.5	796.5	353.7
Swedish companies	989.7	541.2	539.4
German companies	167.2	210.9	107.9
Other companies	161.6	(325.6)	(1,344.2)

Total	2,099.0	1,223.0	(343.2)

Income Tax Expense

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Current tax expense
Finnish companies	194.5	176.8	(98.6)
Swedish companies	235.8	159.8	106.4
German companies	166.0	161.4	50.0
Other companies	77.2	20.8	58.6
Change in deferred taxes
Finnish companies	30.5	67.0	(103.2)
Swedish companies	11.4	(20.6)	47.7
German companies	(62.7)	(156.1)	(2.1)
Other companies	(9.4)	(132.5)	(179.4)
Associated company taxes	7.0	23.0	(0.3)

Total	650.3	299.6	(120.9)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Reconciliation

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Tax at domestic rates applicable to profits in the country concerned	624.2	352.0	(249.6)
Non-deductible expenses and tax exempt income	38.6	57.9	34.5
Losses where no deferred tax benefit is recognized	(1.3)	(14.9)	33.7
Impairment of North American assets	—	—	363.2
Write-down of shares in Stora Enso North America Corp.	—	—	(298.4)
Change in legal status, Germany	—	(86.6)	0
Other items	(11.2)	(8.8)	(4.3)

Income taxes in the consolidated income statement	650.3	299.6	(120.9)

Effective tax rate	31.0%	24.5%	35.2%

In 2002, Stora Enso recorded an impairment loss in respect of its North American assets amounting to $1,081.0 million (€1,143.3 million). A related write-down of €1,028.8 million was also made in the financial statements of Stora Enso Oyj. The Finnish tax authorities have confirmed that tax relief will be given on this and, at the current tax rate of 29 percent, this amounts to €298.4 million of which €253.4 million will be utilized against the 2002 results and the remaining balance of €45.0 million is deferred to 2003. The Group’s tax rate excluding these effects would have been 31.4 percent for the year 2002.

An increase in the tax base of the German assets in 2001 following a change in the legal status of former the Feldmühle subsidiaries, resulted in a tax credit of €86.6 million for that year, thereby lowering the Group’s effective tax rate to 24.5 percent from 31.6 percent in 2001.

The Group has recognized a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At December 31, 2002, Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of €1,055 million of which approximately €421 million had no expiry date, €91 million expire during the years 2003–2007 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities. Tax losses carried forward at December 31, 2001 amounted to €890.0 million.

No deferred tax liability has been recognized for the undistributed earnings of the Finnish subsidiaries as, in most cases, such earnings may be transferred to the parent company of the Group, Stora Enso Oyj, without any tax consequences. The Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Deferred Tax Balances in 2002

	As of January 1, 2002	Charge in Income Statement	Acquisitions And Divestments	CTA(1)	OCI(2)	As of December 31, 2002
	(€ in millions)
Deferred tax liabilities
Depreciation differences and untaxed reserves	1,715.1	(168.8)	0.7	(86.6)	—	1,460.4
Group eliminations	10.8	14.1	—	—	(0.7)	24.2
Tax losses carried forward and other temporary differences	(273.1)	(23.3)	0.3	34.7	—	(261.4)
Fair value adjustments for acquired net assets	536.6	(34.4)	5.6	(39.8)	—	468.0

	1,989.4	(212.4)	6.6	(91.7)	(0.7)	1,691.2
Fair valuation of available-for-sale investments and derivative financial instruments	21.6	—	—	—	74.5	96.1

	2,011.0	(212.4)	6.6	(91.7)	73.8	1,787.3

Deferred Tax Assets
Tax losses carried forward	103.2	41.7	—	—	—	144.9
Less valuation allowance	(75.1)	(17.1)	—	—	—	(92.2)

	28.1	24.6	—	—	—	52.7

Change in net deferred tax liabilities	1,982.9	(237.0)	6.6	(91.7)	73.8	1,734.6

Reconciliation of Deferred Tax Balances in 2001

	As of January 1, 2001	Charge in Income Statement	Acquisitions And Divestments	CTA(1)	OCI(2)	As of December 31, 2001
	(€ in millions)
Deferred tax liabilities
Depreciation differences and untaxed reserves	1,744.0	(5.1)	(29.1)	5.3	—	1,715.1
Group eliminations	(15.8)	13.8	—	—	12.8	10.8
Tax losses carried forward and other temporary differences	(54.0)	(218.3)	1.5	(2.3)	—	(273.1)
Fair value adjustments for acquired net assets	573.3	(16.2)	(28.8)	8.3	—	536.6

	2,247.5	(225.8)	(56.4)	11.3	12.8	1,989.4
Fair valuation of available-for-sale investments and derivative financial instruments	27.6	—	—	—	(6.0)	21.6

	2,275.1	(225.8)	(56.4)	11.3	6.8	2,011.0

Deferred tax assets
Tax losses carried forward	70.5	32.7	—	—	—	103.2
Less valuation allowance	(58.8)	(16.3)	—	—	—	(75.1)

	11.7	16.4	—	—	—	28.1

Change in net deferred tax liabilities	2,263.4	(242.2)	(56.4)	11.3	6.8	1,982.9

(1)	CTA = Cumulative translation adjustment
(2)	OCI = Other comprehensive income – see note 21

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—Depreciation, Amortization and Impairment Charges

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Depreciation and Amortization
Intangible fixed assets	14.7	17.5	16.4
Buildings and structures	100.4	96.0	98.0
Plant and equipment	793.8	955.0	932.5
Other tangible fixed assets	52.1	44.8	42.6
Goodwill	88.3	150.4	148.8

Total	1,049.3	1,263.7	1,238.3

Impairment and disposal losses
Plant and equipment	80.1	2.8	267.3
Other fixed assets	—	—	17.4
Goodwill	—	1.1	918.9

Total	80.1	3.9	1,203.6

Depreciation, amortization and impairment charges	1,129.4	1,267.6	2,441.9

Impairment of Property, Plant & Equipment and Goodwill for the Year ended December 31, 2002

In September 2002, as a result of weakened market conditions in North America, the Group’s North American assets were subject to impairment in the sum of $1,081.0 million (€1,143.3 million), of which $868.8 million (€918.9 million) related to goodwill. The value of the remaining U.S. goodwill as of December 31, 2002 amounted to $645.9 million (€615.9 million) which is amortized over its remaining useful life of 17 years. The impairment charge was calculated with a pre-tax discount rate of 9.5 percent using the value in use method for each cash-generating unit. Of the impairment charge, €1,014.5 million related to the Magazine Paper segment and €128.8 million to the Fine Paper segment. In addition, as a result of the North American Profit Enhancement Plan, a further $50.0 million (€52.9 million) impairment charge relating to Fine Paper segment was made to restructure selected manufacturing assets.

Impairment for the Year ended December 31, 2001

There were no material impairments for the year.

Impairment of Property, Plant & Equipment for the Year ended December 31, 2000

Gruvön / Billerud (Packaging Boards)

In November 2000, Stora Enso acquired a 50 percent interest in a new company, Billerud AB, in exchange for its Gruvön paper mill. Based on the fair value of the Gruvön mill, an impairment of fixed assets was evident and, accordingly, a charge of €71.1 million was entered for 2000. The Company realized a gain of €76.7 million on the sale of Billerud shares in 2002.

Newton Kyme (Packaging Boards)

The Newton Kyme mill in the United Kingdom ceased production in December 2000, resulting in a fixed asset impairment of €2.9 million and a closure provision of €12.0 million. No further costs are anticipated, and the sale of the site is scheduled for completion in mid-2003.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Langerbrugge (Magazine Paper)

In January 2001, Stora Enso announced its intention to build a new paper machine in Langerbrugge, Belgium, and to permanently shut down two paper machines in Langerbrugge and Summa, Finland. After a write-down of €5.8 million for Langerbrugge in 2000, the residual book values of both machines were depreciated over their remaining useful lives. No further costs are anticipated for Langerbrugge.

Nymölla (Fine Paper)

In February 2002, Stora Enso shut down a 140,000 ton per year off-line coater in Nymölla, Sweden. Most of the impairment was booked in 1998, but with an additional charge of €5 million in 2000. A redundancy provision of €9.6 million was entered in 2001.

Note 11—Fixed Assets

Fixed Asset Summary

	Year ended December 31, 2002
	Property Plant & Equipment	Intangible Fixed Assets	Goodwill on Consolidation	Total Fixed Assets
	(€ in millions)
Acquisition Cost
As of January 1	20,902.3	177.3	3,036.4	24,116.0
Translation difference	(713.5)	(8.2)	(296.9)	(1,018.6)
Reclassifications	—	(1.1)	—	(1.1)
Companies acquired	212.0	0.7	26.7	239.4
Additions	849.6	28.0	—	877.6
Disposals	(1,069.0)	(1.4)	(0.8)	1,071.2

As of December 31	20,181.4	195.3	2,765.4	23,142.1

Accumulated Depreciation and Amortization
As of January 1	8,566.7	87.7	760.4	9,414.8
Translation difference	(136.3)	(2.5)	(117.4)	(256.2)
Reclassifications	—	20.3	—	20.3
Companies acquired	88.5	0.5	—	89.0
Disposals	(506.4)	(1.4)	(0.8)	(508.6)
Charge for the year	1,073.1	16.4	148.8	1,238.3
Impairment charges	283.7	1.0	918.9	1,203.6

As of December 31	9,369.3	122.0	1,709.9	11,201.2

Net book value as of December 31, 2002	10,812.1	73.3	1,055.5	11,940.9

Net book value as of December 31, 2001	12,335.6	89.6	2,276.0	14,701.2

Net book value as of December 31, 2000	12,785.6	89.2	2,228.6	15,103.4

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant & Equipment

	Year ended December 31, 2002
	Land and Water	Buildings And Structures	Plant And Equipment	Other Tangible Assets	Assets in Progress	Total
	(€ in millions)
Year ended December 31,
Acquisition Cost
As of January 1	1,415.8	2,705.7	15,756.0	782.8	242.0	20,902.3
Translation difference	5.3	(53.5)	(634.8)	(23.4)	(7.1)	(713.5)
Reclassifications	—	12.4	181.1	7.3	(200.8)	—
Companies acquired	0.2	43.8	167.6	0.4	—	212.0
Additions	8.1	33.4	280.3	56.8	471.0	849.6
Disposals	(467.6)	(38.4)	(493.4)	(69.6)	—	(1,069.0)

As of December 31	961.8	2,703.4	15,256.8	754.3	505.1	20,181.4

Accumulated Depreciation and Amortization
As of January 1	—	1,036.3	7,179.4	351.0	—	8,566.7
Translation difference	—	(6.9)	(129.4)	—	—	(136.3)
Reclassifications	—	—	—	—	—	—
Companies acquired	—	13.7	74.8	—	—	88.5
Disposals	—	(23.6)	(476.4)	(6.4)	—	(506.4)
Charge for the year	—	98.0	932.5	42.6	—	1,073.1
Impairment charges	—	16.4	267.3	—	—	283.7

As of December 31	—	1,133.9	7,848.2	387.2	—	9,369.3

Net book value as of December 31, 2002	961.8	1,569.5	7,408.6	367.1	505.1	10,812.1

Net book value as of December 31, 2001	1,415.8	1,669.4	8,576.6	431.8	242.0	12,335.6

Net book value as of December 31, 2000	1,466.5	1,714.9	8,854.3	374.3	375.6	12,785.6

The Group’s fixed assets as of December 31, 2002 included capitalized costs for unamortized computer software development costs, interest (at six percent to 11 percent) on the construction of qualifying assets and finance lease assets as follows.

Capitalized Costs

	As of December 31,
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	Computer Software			Capitalized Interest			Finance Leases
	(€ in millions)			(€ in millions)			(€ in millions)
At January 1	11.4	23.2	18.4	84.4	71.1	68.2	180.1	853.3	818.7
Translation difference	—	(1.9)	—	—	—	—	—	22.1	(125.5)
Acquisitions and disposals	—	—	—	—	—	(1.2)	701.5	—	(24.9)
Capitalized in the year	14.7	—	23.0	3.3	7.9	9.0	—	—	—
Charge for the year	(2.9)	(2.9)	(5.1)	(16.6)	(10.8)	(8.5)	(28.3)	(66.7)	(53.9)

At December 31	23.2	18.4	36.3	71.1	68.2	67.5	853.3	818.7	614.4

Capital expenditure

There have been no material acquisitions during the year 2002. Total acquisitions of Group companies in 2002 amounted to €56.3 million. The acquisition value of the operating fixed assets therein amounted to €150.4 million, of which €26.7 million related to goodwill.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital expenditure for the year 2002 amounted to €877.6 million, which included the following main projects:

1.	Newsprint Division is constructing a new paper machine (“PM”) no. 4 on a greenfield site at Langerbrugge Mill, Belgium, at a total cost of approximately €500 million, of which €254.1 million was incurred during the year.

2.	Also at Langerbrugge, the Magazine division is rebuilding the existing PM3 at a cost of €33 million, of which €28.6 million was spent in 2002.

3.	The rebuilding of PM6 in Oulu, Finland was completed in 2002. Total cost for the rebuilding amounted to €82.2 million of which €16.5 was incurred in 2002.

4.	Packaging Board division completed the new €356 million Imatra pulping line in Finland with capital expenditure for the year of €11.8 million. In Russia, the Balabanovo expansion was completed in the year and a new €33 million corrugated board mill project at Arzamas was commenced, with costs of €5.1 million being incurred to date. In Germany, a €70 million investment at the Baienfurt mill to enhance folding boxboard production commenced with initial expenditure of €10.2 million.

In 2002, the Group announced a Profit Enhancement Plan for its North American assets and an Asset Restructuring Plan for printing papers. Under the North American Plan, weaker market conditions resulted in an impairment of $1,081.0 million (€1,143.3 million), while at the same time the Group determined to close unprofitable capacity balanced by restructuring selected manufacturing assets through targeted capital investment projects. This action resulted in further impairment charges of $50.0 million (€52.9 million). Under the Restructuring Plan for printing papers, the board of directors approved a plan to improve asset quality in the Magazine and Fine Paper businesses by targeted investments, machine specialization and the elimination of less competitive assets:

1.	In Magazine Paper, the Group will:

•	Build a new machine in Kvarnsveden, Sweden, at a cost of approximately €450 million, balanced by the closure of PM 9 there.

•	In Germany, rebuild PM 6 at Maxau at a cost of approximately €170 million, balanced by the divestment of Wolfscheck Mill.

•	In France, rebuild the Corbehem PM5 at a cost of approximately €60 million.

•	Invest €30 million to improve the quality and productivity at Kotka Mill, Finland.

2.	In Fine Paper, the Group will:

•	Invest €125 million to upgrade its PM3 at Veitsiluoto in Finland.

•	Upgrade and modernize office PM1 at Nymölla, Sweden, at a cost of €23 million.

3.	In Newsprint, the existing stone groundwood pulp line at Varkaus Mill, which is no longer competitive, will be replaced by a new thermomechanical pulping line at a cost of approximately €50 million.

4.	In Timber Products, the Group will:

•	Modernize and enhance the Varkaus sawmill in Finland at a cost of €20 million.

•	Invest €13 million in two sawmills in the Russian regions of Karelia and Novgorod.

5.

In North America, the Group will invest €13 million to rebuild a machine at the Kimberly mill, as well as make targeted investments at the mills in Wisconsin Rapids, Biron, Niagara and Whiting in the United States and expand the thermomechanical pulp line at Port Hawkesbury in Canada. These

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments will be balanced by the closure of unprofitable capacity at Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury.

Capital expenditure in 2001 totaled €857.1 million. The main investments were the new pulping line no. 3 (€134.5 million) and the rebuilding of board machine no. 5 (€11.2 million) in Imatra, Finland; the rebuilding of fine PM6 (€56.7 million) in Oulu, Finland, the rebuilding of fine PM2 (€22.1 million) in Uetersen, Germany; and the rebuilding of newsprint PM3 (€14.5 million) in Summa, Finland. An asset restructuring program to increase competitiveness in the newsprint and magazine paper businesses was also initiated. The program included a newsprint production line, expected to go on stream in June 2003, a biofuel power plant and the rebuilding of PM3 in Langerbrugge, Belgium, counterbalanced by the closing down of PM2 at Langerbrugge and PM1 at Summa.

Total acquisitions of the Group companies in 2001 amounted to €233.6 million, which related mainly to buying out minorites in Stora Enso Timber Oy and Stora Enso Suzhou Paper Co. The total acquisition value of the operating fixed assets totaled to €141.5 million, of which €127.5 million related to goodwill.

Capital expenditure in 2000 amounted to €769.3 million in addition to the strategic acquisition of Consolidated Papers Inc. in August 2000 for a total consideration of $3,604.1 million or €4,046.3 million at the prevailing exchange rate. The operating fixed assets amounted to €5,820.3 million, of which €1,925.6 million related to goodwill.

Fixed Asset Disposals

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Acquisition cost	1,919.0	694.8	1,071.2
Accumulated depreciation	558.6	391.6	508.6

Net book value of disposals	1,360.4	303.2	562.6
Net gains on disposals	589.6	33.7	37.2

Disposals Proceeds	1,950.0	336.9	599.8

Represented by
Cash sales proceeds	109.9	92.6	202.4
Non-cash sales proceeds	—	244.3	36.8
Group company disposals	1,840.1	—	360.6

Total fixed asset disposals	1,950.0	336.9	599.8

The main cash proceeds from fixed asset disposals in 2002 consisted of the divestment of the shares in Tornator Oy in Finland for €360.6 million and forest assets in the United States for $141.0 million (€149.1 million).

The main disposal in 2001 related to the establishment of Billerud AB on January 1, 2001 in a non-cash transaction, whereby the Group transferred both assets and liabilities to the new company in exchange for a 50 percent shareholding therein.

The major disposal in 2000 comprised the sale of the Stora Enso non-mill power paper assets to Fortum Oy.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Associated Companies

Carrying Values

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Historical Cost
As of January 1	133.2	178.2	231.2
Translation difference	(0.2)	(8.5)	(27.9)
Additions	59.0	127.5	38.3
Disposals	(13.8)	(65.4)	(115.3)
Transfer to available-for-sale investments	—	(0.6)	(1.8)

Historical cost as of December 31	178.2	231.2	124.5

Equity Adjustment to Investments in Associated Companies
As of January 1	32.3	35.4	75.5
Share of results before tax	20.6	79.6	14.6
Translation difference	6.3	(2.4)	0.1
Dividends received	(1.2)	(14.9)	(9.5)
Income taxes	(7.0)	(23.0)	0.3
Disposals and other changes	(15.6)	0.8	6.2

Equity Adjustment as of December 31	35.4	75.5	87.2

Carrying value of associated companies as of December 31	213.6	306.7	211.7

The main addition in 2002 consisted of the acquisition of a 41.1 percent holding in Tornator Timberland Oy, a company established in conjunction with Finnish financial institutions, in exchange for the shares in Tornator Forest Oy. In connection with the reorganization of its Finnish forest assets, in July 2002, Stora Enso transferred substantially all of its Finnish forestry assets to Tornator Oy and, in December 2002, sold Tornator Oy to Tornator Timberland (see note 5). The intention is to further reduce the Group interest in Tornator Timberland Oy, but the holding will continue to be subject to equity accounting until Stora Enso’s interest falls below 20 percent.

The main disposal in 2002 related to the disposal of 18.5 million shares in Billerud AB, representing 29.5 percent of Billerud’s share capital. The net sales proceeds amounted to SEK 1,667 million (€182.1 million), resulting in a capital gain of SEK 702 million (€76.7 million). The Group residual holding in Billerud as of December 31, 2002 comprises 300,000 shares, valued at €3.1 million and representing 0.5 percent of the share capital and votes. This holding is shown as a listed security under available-for-sale-investments.

The main disposal in 2001 also related to Billerud AB, comprising the sale in October 2001 of 40 percent of the Group’s shareholding, representing 20 percent of Billerud’s share capital for SEK 580.7 million (€62.8 million) at a sales price approximating book value. As of December 31, 2001, Stora Enso had a 30 percent shareholding in Billerud.

Principal Associated Companies

		As of December 31,
	Domicile	2002	2001	2002
		%	(€ in millions)
Company
Sunila Oy (pulp mill)	Finland	50.0	51.8	45.3
Tornator Timberland Oy (forest)	Finland	41.0	—	29.2
Billerud AB (pulp, SC, fluting, kraft papers)	Sweden	N/A	100.2	—
Thiele Kaolin Company	United States	34.9	36.7	34.1
Steveco Oy (stevedoring)	Finland	34.3	15.2	14.9
Veracel (pulp mill project)	Brazil	45.0	49.5	27.3
Mitsubishi HiTec Paper Bielefeld GmbH (technical office papers)	Germany	24.0	18.1	17.7
Mitsubishi HiTec Paper Flensburg GmbH (technical office papers)	Germany	24.1	5.2	4.5

			276.7	173.0
Others			30.0	38.7

Carrying value of associated companies as of December 31			306.7	211.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Balances

	As of December 31,
	2001	2002
	(€ in millions)
Receivables from Associated Companies
Long-term loan receivables	4.4	2.8
Trade receivables	25.5	16.0
Short-term investments and receivables	4.8	6.2
Prepaid expenses and accrued income	—	0.6
Liabilities due to Associated Companies
Long-term interest bearing liabilities	0.5	—
Trade payables	12.1	11.0
Accrued liabilities and deferred income	1.7	0.3
Other current interest-bearing liabilities	2.4	1.4

Related Party Transactions

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Sales to associated companies	122.8	86.2	119.0
Interest on associated company loan receivables	0.3	0.1	0.4
Purchases from associated companies	(31.4)	(78.3)	(79.8)

The Group occasionally engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements are negotiated at arm’s length and are conducted on terms that the Group considers customary in the industry and generally no less favorable than would be available from independent third parties.

Note 13—Available-for-Sale Investments

The Group classifies its investments into the two categories which are held-to-maturity and available-for-sale. As of December 31, 2002, the Group held only available-for-sale investments. All available-for-sale investments are considered to be non-current assets unless they are expected to be disposed of within 12 months.

Summary of Values

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Acquisition cost as of January 1
Listed – Listed securities	49.3	132.3	138.9
Unlisted – Shares in other companies	280.4	177.2	181.0

Investments reclassified as available-for-sale	329.7	309.5	319.9
Faire value adjustment (OCI)	—	87.1	58.5

Available-for-sale investments as of January 1	329.7	396.6	378.4
Translation difference	(0.4)	(0.8)	0.8
Additions	20.6	20.5	12.8
Disposal proceeds	(49.3)	(15.6)	(44.4)
Change in fair values (OCI)	—	(28.6)	(34.5)
Income statement	8.9	6.3	2.8
Transfer from associated companies	—	—	1.8

Carrying amount as of December 31	309.5	378.4	317.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disposals

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Sale proceeds	49.3	15.6	44.4
Carrying value	40.4	9.3	41.6

Gain on sale	8.9	6.3	2.8

The fair values of publicly traded securities are based on quoted market prices at the balance sheet date whereas the fair values of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar or identical securities may be obtained or alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

Principal Available-for-Sale Investments

	As of December 31, 2002
	Holding %	Number of Shares	Acquisition Cost	Market Value
			(€ in millions)
Listed Securities
Advance Agro PCL, Thailand	18.9	100,536,328	69.1	32.0
Alfred Berg Global B (growth), Finland	10.1	5,361,002	4.5	3.0
Alfred Berg Euro Obligaatio Pro B (growth), Finland	3.5	1,219,287	1.3	1.4
Alfred Berg Europe (growth), Finland	4.7	6,300,205	4.0	3.7
Billerud AB, Sweden	0.5	300,000	1.8	3.1
CPI Group Ltd, Australia (11.5% of voting rights)	8.5	4,784,142	5.0	2.5
Finnlines Oyj, Finland	5.5	1,104,670	1.9	22.6
Nordea AB, Sweden	0.1	3,091,213	7.3	13.0
Nordea Foresta (growth), Finland	4.3	5,000,000	0.8	1.6
Nordea Pro Corporate Bond (growth), Finland	5.5	4,517,751	5.0	5.4
Nordea Pro Euro Obligaatio (growth), Finland	8.4	495,771	5.6	6.2
Sampo Plc, A series, Finland,	1.6	8,911,140	25.7	64.6
Sea Containers Ltd, Bermuda	1.1	195,904	3.2	1.7
Others	—	N/A	10.0	8.4

Total listed securities			145.2	169.2
Unlisted shares			148.5	148.5

Total available-for-sale investments as of December 31, 2002			293.7	317.7

Total available-for-sale investments as of December 31, 2001			319.9	378.4

The difference between the acquisition cost and market value of the available-for-sale investments is recorded directly to equity (OCI) and amounted to €24.0 million and €58.5 million at December 31, 2002 and 2001, respectively (See note 21).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Other Non-Current Assets

	As of December 31,
	2001	2002
	(€ in millions)
Stora Enso North America Corp.: overfunded pension plan (note 18)	205.7	163.4
Others	52.2	77.7

Total	257.9	241.1

Note 15—Inventories

	As of December 31,
	2001	2002
	(€ in millions)
Materials and supplies	707.5	640.8
Work in progress	87.6	91.5
Finished goods	752.5	740.2
Other inventories	29.9	59.3
Advance payments	22.5	33.2

Total	1,600.0	1,565.0

Note 16—Receivables

Short-term Receivables

	As of December 31,
	2001	2002
	(€ in millions)
Trade receivables	1,732.7	1,490.1
Prepaid expenses and accrued income	81.2	234.6
Other receivables	162.4	177.7

Total	1,976.3	1,902.4

Receivables falling due after one year are included in non-current receivables.

Loan Receivables

	As of December 31,
	2001	2002
	(€ in millions)
Restricted U.S. cash balance for cross-border leasing	482.4	460.9
Derivative financial instruments (note 21)	188.2	643.0
Other loan receivables	167.9	467.2

Total	838.5	1,571.1

Current Assets: Receivable within 12 months	333.1	1,090.5
Non-current Assets: Receivable after 12 months	505.4	480.6

Total	838.5	1,571.1

Interest rates for loan receivables ranged from 1.35% to 6.11% as of December 31, 2002 and from 2.14% to 6.21% as of December 31, 2001.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Due to the nature of the Group financial assets, their carrying values are considered to approximate their fair values.

Note 17—Shareholders’ Equity

Under the Company’s articles of association, the minimum issued share capital of the Company is €850 million and the maximum €3,400 million, within the limits of which it may be increased or reduced without amendment to the articles of association. The minimum number of shares that may be issued is 500 million and the maximum number 2,000 million. Series A shares entitle the holder to one vote per share whereas Series R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of Series A shares is 500 million and Series R shares, 1,600 million, the aggregate not exceeding 2,000 million. Series A shares may be converted into Series R shares at the request of a shareholder on dates decided annually by the Company’s board of directors. As of December 31, 2002 the Company’s fully paid-up share capital as entered in the Finnish Trade Register was €1,529.6 million compared to €1,541.5 million as of December 31, 2001.

The board of directors will propose to the forthcoming annual general meeting to continue to reduce the registered share capital of the Company by canceling repurchased own shares. The issued share capital will be reduced by not more than 5 percent being €75.8 million, through the cancellation of a maximum of 9,100,000 Series A shares and a maximum of 35,500,000 Series R shares, all of which will have been repurchased by the Company under the authorization granted by the 2002 annual general meeting on the basis of the established program for the repurchase of own shares. As of December 31, 2002, Stora Enso Oyj held treasury shares with an acquisition cost of €314.9 million, comprising 85,400 Series A shares along with 28,257,531 Series R shares, representing 3.1 percent of the share capital and 1.1 percent of voting rights. Treasury shares amounted to €125.5 million as of December 31, 2001.

At the end of 2002, directors and management group members owned 34,175 Series A shares and 2,895,655 Series R shares, representing 0.1 percent of the total voting rights of the Company compared to 23,175 of Series A shares and 2,781,669 of Series R shares as of December 31, 2001. A full description of Company option programs, along with full details of director and executive interests, is included in note 24. As of December 31, 2002, the impact on the issued share capital of these programs, comprising 864,000 new Series R shares subscribable against warrants, amounted to less than 0.1 percent of both the share capital and voting rights after the exercise of the options.

On April 4, and June 14, 2002, the largest shareholder of the Company, the Finnish State, reported the sale of 23,000,000 and 17,000,000 Stora Enso Series R shares, respectively, after which it now holds 55,595,937 Series A shares and 41,483.501 Series R shares, representing 10.8 percent of the share capital and 23.5 percent of the votes.

As of December 31, 2002, shareholder equity amounted to €8,156.9 million and the market capitalization of Stora Enso was €9.1 billion compared to €8,989.0 million and €13.0 billion respectively, as of December 31, 2001.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in Share Capital

	Series A	Series R	Total
At January 1, 2000	208,951,188	550,658,501	759,609,689
Warrants exercised and registered January 26	—	246,000	246,000
Share issue (Consolidated Papers, Inc.) September 11	—	167,367,577	167,367,577
Conversion of Series A shares to Series R shares October 16-27	(14,454,732)	14,454,732	—

At December 31, 2000	194,496,456	732,726,810	927,223,266
Warrants exercised and registered January 5	—	312,000	312,000
Warrants exercised and registered March 16	—	964,201	964,201
Cancellation of repurchased shares April 9	(910,600)	(22,260,100)	(23,170,700)
Warrants exercised and registered May 26	—	228,000	228,000
Warrants exercised and registered July 20	—	773,522	773,522
Conversion of Series A shares to Series R shares September 17-28	(9,312,271)	9 312,271	—
Warrants exercised and registered October 17	—	238,287	238,287
Warrants exercised and registered November 29	—	184,723	184,723

At December 31, 2001	184,273,585	722,479,714	906,753,299
Warrants exercised and registered January 10	—	1,158,000	1,158,000
Cancellation of repurchased shares April 3	(813,200)	(7,319,800)	(8,133,000)
Conversion of Series A shares to Series R shares September 16-27	(1,143,700)	1,143,700	—

At December 31, 2002	182,316,685	717,461,614	899,778,299
Warrants exercised and registered January 9	—	3,000	3,000

Shares in issue as of January 9, 2003	182,316,685	717,464,614	899,781,299

Number of votes as of December 31, 2002	182,316,685	71,746,461	254,063,146
Share capital as of December 31, 2002, € million	309.9	1,219.7	1,529.6
Share capital as of December 31, 2001, € million	313.2	1,230.2	1,541.5

Nominal value for all shares is €1.70 per share. In December 2002, 3,000 shares were issued under 1997 bonds with warrants, but these were not registered in the Finnish Trade Register until January 9, 2003. The registration increased the total number of shares to the amounts shown above.

Treasury Shares

	Series A	Series R	Total
Shares held as of January 1, 2002	799,400	9,953,671	10,753,071
Total shares repurchased in the year	99,200	25,672,634	25,771,834
Shares cancelled on April 3, 2002	(813,200)	(7,319,800)	(8,133,000)
Shares allocated to Option Programs	—	(48,974)	(48,974)

Treasury shares held as of December 31, 2002	85,400	28,257,531	28,342,931

In the Company’s annual general meeting on March 19, 2002, the shareholders decided to reduce the Company’s share capital by €13.8 million by canceling 813,200 A shares and 7,319,800 R shares. These shares were repurchased between March 2001 and March 2002 under authorization granted by the previous annual general meeting.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quarterly Share Repurchases in 2002

	Number of Shares			Cost in € million
	Series A	Series R	Total	Series A	Series R	Total
January – March	13,800	345,800	359,600	0.2	5.2	5.4
April – June	26,200	2,344,700	2,370,900	0.4	33.6	34.0
July – September	46,400	14,436,434	14,482,834	0.5	156.4	156.9
October – December	12,800	8,545,700	8,558,500	0.1	90.9	91.0

Total shares repurchased in 2002	99,200	25,672,634	25,771,834	1.2	286.1	287.3

Shares allocated to option programs				—	(0.5)	(0.5)

Net cost of share repurchases				1.2	285.6	286.8

Distributable Funds

	As of December 31,
	2001	2002
	(€ in millions)
Retained earnings	5,925.0	5,299.2
Translation adjustment	(50.1)	(144.4)

	5,874.9	5,154.8
Untaxed reserves in retained earnings	(1,784.6)	(1,636.6)

Distributable funds	4,090.3	3,518.2

Note 18—Post-employment Benefits

The Group has established a number of pension plans for its operations throughout the world. In Finland, pension cover is now entirely arranged through local insurance companies, although in previous years some cover was provided through Stora Enso’s own pension funds, which were closed in 2000 and 2001. In Sweden, coverage is arranged through both insurance companies and through book reserves in accordance with the Swedish “PRI/FPG System” applying to the vast majority of large Swedish corporations. Pension arrangements outside the Nordic countries are made in accordance with the regulations and practice of the countries in question, mostly being defined benefit pension plans with retirement, disability, death and termination income benefits. The retirement benefits are generally a function of years worked and final salary and are coordinated with local national pensions. The Group also has some fully insured plans and defined contribution plans, the charge to the income statement for the latter amounted to €217.1 million for 2002 and €223.1 million for 2001.

Group policy for funding its defined benefit plans is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in actuarial calculations of liability in book reserves. The charge in the income statement for the year amounted to €56.7 million in 2002 and €6.3 million in 2001.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programs. The charge for 2002 amounted to €35.2 million and for 2001 €30.9 million.

Retirement age for the management of Group companies has been agreed at between 60 and 65 years and for members of the EMG 60 years.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and Post-Employment Benefit Provisions

	As of December 31,
	2001	2002
	(€ in millions)
Defined benefit plans	323.3	351.9
Other post-employment benefits	245.0	231.7
Stora Enso North America Corp.: Overfunded pension plan included in assets (note 14)	205.7	163.4

Total liability	774.0	747.0

Balance Sheet Reconciliation

	As of December 31,
	2001	2002
	(€ in millions)
Net liability as of January 1	771.8	774.0
Translation difference	18.5	(37.5)
Acquisitions	(7.4)	—
Increase	4.0	91.9
Decrease	(12.9)	(81.4)

Net liability as of December 31	774.0	747.0

Amounts Recognized in the Balance Sheet

	Defined Benefit Pension Plans		Other Post- Employment Benefits
	As of December 31,
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)
Present value of funded obligations	958.9	912.5	379.0	361.2
Present value of unfunded obligations	521.0	521.4	12.8	12.9
Fair value of plan assets	(915.4)	(727.8)	(39.7)	(18.6)
Unrecognized actuarial gains and losses	(227.9)	(345.4)	(110.9)	(137.9)
Unrecognized prior service cost	(13.3)	(8.8)	3.8	14.1

Net liability in the balance sheet	323.3	351.9	245.0	231.7

Amounts Recognized in the Income Statement

	Defined Benefit Pension Plans			Other Post- Employment Benefits
	Year ended December 31,
	2000	2001	2002	2000	2001	2002
	(€ in millions)			(€ in millions)
Current service cost	23.2	30.6	24.6	2.5	8.5	7.1
Interest cost	53.4	77.1	75.3	7.0	25.2	24.6
Expected return on plan assets	(34.8)	(82.8)	(55.8)	(1.9)	(4.4)	(2.1)
Net actuarial losses (gains) recognized in year	5.4	0.2	12.6	—	(0.8)	5.6
Settlements	—	(21.4)	—	—	—	—
Loss curtailment	—	2.6	—	—	2.4	—

Total included in personnel expenses	47.2	6.3	56.7	7.6	30.9	35.2

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The actual return on plan assets was €29.4 million in 2002 and €75.6 million in 2001.

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

	Year ended December 31,
	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
	Canada		Finland		Germany		Sweden		United States
Discount rate %	7.0	7.0	5.8	5.5	6.0	5.5	5.5	5.5	7.3	6.8
Expected return on plan assets %	8.5	8.5	5.8	5.5	4.5	4.5	n/a	n/a	9.0	9.0
Future salary increase %	2.0	2.0	4.0	4.0	3.0	2.8	3.0	3.0	5.0	5.0
Future pension increases %	1.5	1.5	2.8	2.3	2.0	1.8	2.0	2.0	0.0	0.0
Expected average remaining working years of employees	14.8	14.8	15.0	13.0	14.4	13.4	14.0	14.0	15.5	15.5

Benefit Plan Reconciliation

	Defined Benefit Pension Plans		Other Post- Employment Benefits
	Year ended December 31,
	2001	2002	2001	2002
	(€ in millions)		(€ in millions)
Net liability as of January 1	373.5	323.3	207.1	245.0
Translation difference	6.5	34.1	12.0	(38.8)
Acquisition	(7.4)	—	—	—
Divestment	—	—	—	—
Net expense recognized in the Income Statement	6.3	56.7	30.9	35.2
Contributions paid	(51.9)	(55.7)	(5.0)	(9.7)
Settlements	(3.7)	(6.5)	—	—

Net liability in the balance sheet	323.3	351.9	245.0	231.7

Benefit Plan Summary by Country

	Year ended December 31, 2002
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	141.4	100.2	4.6	—	1,005.6	21.9	1,273.7
Present value of unfunded obligations	16.7	—	264.4	246.1	—	7.1	534.3
Fair value of plan assets	(113.7)	(89.0)	(2.6)	—	(520.1)	(21.0)	(746.4)
Unrecognized actuarial gains and losses	(40.0)	3.6	(2.9)	(24.4)	(413.9)	(0.4)	(478.0)

Net liability in the balance sheet	4.4	14.8	263.5	221.7	71.6	7.6	583.6

Represented by
Defined benefit pension plans	(4.8)	14.8	263.5	221.7	(149.2)	5.9	351.9
Other post-employment benefits	9.2	—	—	—	220.8	1.7	231.7

Net liability in the balance sheet	4.4	14.8	263.5	221.7	71.6	7.6	583.6

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Plan Summary by Country

	Year ended December 31, 2001
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	137.2	97.4	4.1	—	1,089.2	10.0	1,337.9
Present value of unfunded obligations	16.0	—	265.9	237.5	—	14.4	533.8
Fair value of plan assets	(135.1)	(84.3)	(2.4)	—	(728.2)	(5.1)	(955.1)
Unrecognized actuarial gains and losses	(11.5)	0.6	3.4	(11.9)	(327.5)	(1.4)	(348.3)

Net liability in the balance sheet	6.6	13.7	271.0	225.6	33.5	17.9	568.3

Represented by
Defined benefit pension plans	(3.9)	13.7	271.0	225.6	(199.5)	16.4	323.3
Other post-employment benefits	10.5	—	—	—	233.0	1.5	245.0

Net liability in the balance sheet	6.6	13.7	271.0	225.6	33.5	17.9	568.3

Note 19—Borrowings

Loans from international credit institutions consist of borrowings with varying maturities, of which the latest bond matures in 2023. The interest rates for the borrowings are either fixed or variable and ranged from 1.00 percent to 9.99 percent as of December 31, 2002 and from 1.68 percent to 9.99 percent as of December 31, 2001. The majority of Group loans are denominated in euros, with the principal other currencies being the Swedish krona and the U.S. dollar. As of December 31, 2002, the Group’s unused committed credit facilities totaled €1,625.1 million, of which €286.1 million was classified as short-term compared to €2,809.4 million and €680.8 million, respectively, as of December 31, 2001.

In 2002, Stora Enso repurchased bonds with a nominal value of SEK 797 million (€87.1 million) at a loss in financial items of SEK 4.7 million (€0.5 million), bonds with a nominal value of $35 million (€37.0 million) at par value and bonds with a nominal value of €88.0 million at a loss of €2.2 million. Purchases were financed from the strong positive cash flow of the Group.

In 2001, Stora Enso repurchased bonds with a nominal value of SEK 924 million (€99.3 million) at a gain in financial items of SEK 10.7 million (€1.2 million), nominal value of $3 million (€3.4 million) at a loss of $0.3 million (€0.3 million) and nominal value of €3 million resulting in a loss of €0.1 million.

In 2000, Stora Enso repurchased debt with a nominal value of SEK 1,200 million (€141 million), resulting in a gain in financial items of SEK 18 million (€2.1 million). The purchase was financed with a new SEK bond issue and, in connection with the early debt repayment, the Group terminated swaps that were hedging these issues.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net interest-bearing liabilities amounted to €3,055.1 million and €4,819.9 million as of December 31, 2002, and 2001, respectively. Net interest-bearing debt consisted mostly of long-term debt. The breakdown of net interest-bearing liabilities and operating capital by principal country/area is detailed below:

Country/Area Breakdown

	As of December 31,
	2001	2002	2001	2002
	Net interest- bearing Liabilities		Operating Capital
	(€ in millions)		(€ in millions)
Euro area	(593.2)	193.0	6,570.1	6,415.3
Sweden	1,409.9	1,017.6	2,799.0	2,773.8
United States	3,351.1	1,659.7	5,503.9	3,157.1
Canada	(29.9)	(35.4)	613.1	447.9
China	228.8	176.0	252.7	203.6
United Kingdom	12.8	(25.4)	92.7	24.9
Other	440.4	69.6	274.9	249.0

Total	4,819.9	3,055.1	16,106.4	13,271.6

Repayment Schedule of Long-term Debt

	As of December 31,
	2003	2004	2005	2006	2007	2008+	Total
	(€ in millions)
Bond loans	219.3	202.8	115.0	538.5	911.3	1,437.3	3,424.2
Loans from credit institutions	61.6	144.7	64.6	39.3	167.8	236.6	714.6
Pension loans	6.8	0.1	0.1	0.1	0.1	0.5	7.7
Financial lease liabilities	16.3	22.1	28.6	15.9	25.2	564.1	672.2
Other long-term liabilities	2.5	4.3	0.9	0.7	0.6	4.0	13.0

Total long-term debt	306.5	374.0	209.2	594.5	1,105.0	2,242.5	4,831.7

Current liabilities: repayable within the next 12 months							306.5

Long-term liabilities: repayable after 12 months							4,525.2

Carrying values for the Group’s short-term liabilities are considered to approximate fair value due to their short-term nature. The carrying values of long-term debt amounted to €4,525.2 and €5,182.0 million and fair values to €4, 875.7 million and €5,503.9 million as of December 31, 2002 and 2001, respectively.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bonds Loans included in Long-term Debt

Issue / Maturity Dates	Description of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding As of December 31,		Carrying Value As of December 31,
					2001	2002	2001	2002
				Currency million			€ million
Fixed Rate
1991-2006	Series C Senior Notes 2006*	9.99		$50.4	50.4	44.5	60.6	42.5
1993-2003	Series B Senior Notes 2003*	8.64		$65.0	62.0	62.0	70.4	59.1
1993-2003	Swedish Medium Term Note*	8.96	SEK	350.0	328.0	328.0	49.1	40.1
1993-2003	Swedish Medium Term Note*	9.50	SEK	255.0	89.0	89.0	13.3	10.9
1993-2004	Series B Senior Notes 2004*	7.11		$7.0	7.0	7.0	8.1	7.1
1993-2019	Series C Senior Notes 2019*	8.60		$50.0	50.0	50.0	56.7	47.6
1994-2004	Swedish Medium Term Note*	8.00	SEK	500.0	50.0	50.0	5.9	5.8
1996-2006	Swedish Medium Term Note*	7.90	SEK	470.0	470.0	470.0	86.4	73.0
1997-2004	Senior Notes Series A 2004	6.71		$81.0	81.0	81.0	90.7	79.5
1997-2004	Finnish Serial Bond 1/1997*	6.00	FIM	1,484.0	1,466.2	1,044.0	246.6	175.6
1997-2007	Senior Notes Series B 2007	6.82		$102.0	102.0	102.0	112.5	105.9
1997-2009	Senior Notes Series C 2009	6.90		$48.5	48.5	48.5	53.2	51.0
1997-2012	Senior Notes Series D 2012	7.00		$22.5	22.5	22.5	24.4	23.6
1997-2017	Senior Notes Series E 2017	7.14		$23.0	23.0	23.0	24.6	20.7
1997-2017	Euro Medium Term Note*	4.105	JPY	10,000.0	10,000.0	10,000.0	87.2	80.4
1998-2009	Swedish Medium Term Note*	4.00	SEK	264.4	250.0	250.0	26.9	28.8
1998-2009	Senior Notes Series F 2009	6.93		$30.0	30.0	30.0	32.7	31.3
1998-2018	Senior Notes Series G 2018	7.24		$65.0	65.0	65.0	68.0	57.4
1998-2023	Senior Notes Series H 2023	7.30		$65.0	65.0	65.0	66.9	56.5
1999-2006	Swedish Medium Term Note*	5.90	SEK	500.0	43.0	43.0	4.5	4.6
1999-2008	Swedish Fixed Real Rate*	4.00	SEK	105.3	100.0	100.0	10.8	9.5
2000-2003	Euro Medium Term Note*	5.25	SEK	1,000.0	1,000.0	600.0	108.2	65.6
2000-2006	Euro Medium Term Note*	6.25	SEK	2,000.0	2,000.0	2,000.0	214.1	228.3
2000-2007	Euro Bond 6.375% Notes 2007*	6.375		€850.0	850.0	850.0	840.7	842.2
2000-2007	Euro Medium Term Note*	6.90	SEK	200.0	200.0	200.0	21.5	21.8
2001-2003	Euro Medium Term Note*	5.25	SEK	500.0	500.0	386.0	54.2	42.3
2001-2006	Euro Medium Term Note*	6.25	SEK	2,000.0	2,000.0	2,000.0	219.3	231.0
2001-2011	Global 7.375% Notes 2011*	7.375		$750.0	750.0	750.0	862.5	817.2
							26.9	—

							3,546.9	3,259.3

Loans matured and extinguished in 2002 Total Fixed Rate Bond Loans

Floating Rate
1997-2007	Euro Medium Term Note*	Libor+0.35	FIM	110.0	110.0	110.0	18.5	18.5
1998-2008	Euro Medium Term Note*	Libor+0.35		$30.0	30.0	30.0	34.0	28.6
1998-2008	Euro Medium Term Note*	Libor+0.33		$40.0	40.0	40.0	45.4	38.1
1999-2005	Swedish Medium Term Note*	Stibor+0.318	SEK	300.0	300.0	300.0	32.3	32.7
1999-2005	Euro Medium Term Note	Stibor+0.45	SEK	110.0	110.0	110.0	11.8	12.0
2000-2007	Swedish Medium Term Note*	Euribor+0.75		€10.0	10.0	10.0	10.0	10.0
2000-2010	Euro Medium Term Note*	Euribor+0.8		€25.0	25.0	25.0	25.0	25.0
Loans matured and extinguished in 2002							21.6	—

Total floating rate bond loans							198.6	164.9

Total bond loans							3,745.5	3,424.2

* Parent company liabilities

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term Borrowings

	As of December 31,
	2001	2002
	(€ in millions)
Short-term loans	917.2	272.5
Derivative financial instruments (note 21)	80.3	71.4

	997.5	343.9

Group short-term loans at December 31, 2002 were principally denominated in euros (41.0 percent), Chinese renminbi (32.0 percent) and U.S. dollars (15.7 percent), with maturities of between one week and four months. Short-term loans also include commercial paper with applicable weighted average interest rates of 3.4 percent for the euro.

Finance Lease Liabilities

Stora Enso has a number of finance leasing agreements for machinery and equipment maturing between 2008 and 2015. As of December 31, 2002 and 2001, the aggregate leasing payments amounted to €76.6 million and €80.2 million, respectively, of which the interest expense totaled to €34.3 million and €44.1 million, respectively.

Finance Lease Liabilities

	As of December 31,
	2001	2002
	(€ in millions)
Minimum lease payments
Less than 1 year	87.2	78.1
1–5 years	325.8	252.9
Over 5 years	1,082.6	841.2

	1,495.6	1,172.2
Future finance charges	(712.8)	(500.0)

Present value of finance lease liabilities	782.8	672.2

Annual repayments are shown above in the repayment schedule of long-term debt.

Note 20—Other Current Liabilities and Other Provisions

Other Current Liabilities

	As of December 31,
	2001	2002
	(€ in millions)
Advances received	7.0	5.2
Trade payables	840.6	824.1
Other current liabilities	276.1	234.1
Accrued liabilities and deferred income	507.3	484.5

Total	1,631.0	1,547.9

Accrued liabilities and deferred income consist mainly of personnel expenses, VAT liabilities, discounts and other accruals.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Provisions

	Environmental	Other	Total
	(€ in millions)
Carrying value as of January 1, 2001	69.7	103.7	173.4
Translation difference	(2.0)	(1.9)	(3.9)
Increase	7.8	38.1	45.9
Decrease	(18.0)	(43.8)	(61.8)

Carrying value as of December 31, 2001	57.5	96.1	153.6
Translation difference	0.6	0.5	1.1
Increase	8.0	63.9	71.9
Decrease	(11.6)	(20.5)	(32.1)

Carrying value as of December 31, 2002	54.5	140.0	194.5

Note 21—Financial Instruments

Shareholders’ Equity—Other Comprehensive Income

With the adoption of IAS 39 on January 1, 2001, certain derivatives were designated as cash flow hedges and are measured to fair value with the fair value movements recorded in a separate component of equity, hedging reserve. The other component of OCI is the available-for-sale reserve, representing the difference between the fair value of investments and their cost (see note 13). Movements in the year for these two reserves, together with the balances at the year-end, are as follows:

OCI Reserves

	Hedging Reserve			Available- for-Sale Reserve	Total OCI Reserves
	Forward Contracts	Commodity Hedges	Total
	(€ in millions)
OCI as of January 1, 2002
Gains and losses from changes in fair value	(8.0)	33.3	25.3	58.5	83.8
Deferred taxes	2.6	(10.0)	(7.4)	(17.8)	(25.2)

	(5.4)	23.3	17.9	40.7	58.6

Net change in OCI in 2002
Gains and losses from changes in fair value	59.7	220.5	280.2	(34.5)	245.7
Deferred taxes	(17.6)	(63.5)	(81.1)	10.2	(70.9)

	42.1	157.0	199.1	(24.3)	174.8

OCI as of December 31, 2002
Gains and losses from changes in fair value	51.7	253.8	305.5	24.0	329.5
Deferred taxes	(15.0)	(73.5)	(88.5)	(7.6)	(96.1)

	36.7	180.3	217.0	16.4	233.4

The gain on derivative financial instruments designated as cash flow hedges that was realized from OCI through the income statement amounted to €70.1 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging of Net Investment in Foreign Entities

The Group’s policy is to minimize translation risk exposure by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in the cumulative translation adjustment in equity against the respective currency movements arising from the restatement of the net investments at current exchange rates on the balance sheet date. The net amount of gains included in CTA during the period amounted to €306.1 million (€31.2 million), which included both unrealized and realized hedging gains and losses.

Forward exchange contracts

	As of December 31, 2002
	Nominal amount	Nominal amount	Unrealized gain (loss)
	(currency in millions)	(€ in millions)
Hedged item (net investment)
United States of America ($)	—	—	—
Canada (CAD)	852.0	514.8	29.4
United Kingdom (GBP)	28.0	43.0	0.3
Sweden (SEK)	3,005.0	328.3	1.2

Total		886.1	30.9

Forward exchange contracts

	As of December 31, 2001
	Nominal amount	Nominal amount	Unrealized gain (loss)
	(currency in millions)	(€ in millions)
Hedged item (net investment)
United States of America ($)	330.0	374.0	(2.1)
Canada (CAD)	852.0	605.2	31.9
United Kingdom (GBP)	50.0	82.2	(0.1)

Total		1,061.4	29.7

Borrowings

	Nominal amount	Nominal amount	Unrealized gain (loss)
	(currency in millions)	(€ in millions)
As of December 31, 2002
Hedged item (net investment)
United States of America ($)	1,023.0	975.5	128.4

As of December 31, 2001
Hedged item (net investment)
United States of America ($)	1,008.0	1,143.8	3.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the balance sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial instruments have been estimated on the following basis:

•	Currency option contract values are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year-end market forward rates and, thus, they approximate fair values.

•	The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.

•	Swaption contract fair values are calculated using year-end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	Cross currency swaps are fair valued using discounted cash flow analysis and year-end foreign exchange rates.

•	The fair values of interest rate futures have been calculated by using either a discounted cash flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges and, thus, the carrying amounts approximate fair values.

•	The fair values of commodity options are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The fair values of total return swaps are calculated based on market prices for shares and discounted cash flow analysis.

•	The Group had no outstanding embedded derivatives as of either December 31, 2001 or 2002.

Certain gains and losses on financial instruments are taken directly to equity, either to offset cumulative translation adjustments or deferred under other comprehensive income. The remaining fair value movements are recorded to the income statement as net financial items (note 8) as shown below.

Fair Value Hedge Gains and Losses

	Year ended December 31,
	2001	2002
	(€ in millions)
Net gains on qualifying hedges, incl. fair value changes in hedged items	12.5	1.8
Net gains (losses) on non-qualifying hedges	(4.8)	26.3

Net fair value gains in net financial items	7.7	28.1

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Values of Derivative Financial Instruments

	As of December 31,
	2001	2002
	Fair Values (net)	Positive Fair Values	Negative Fair Values	Fair Values (net)
	(€ in millions)
Interest rate swaps	27.6	205.4	2.6	202.8
Cross currency swaps	(50.6)	1.6	23.2	(21.6)
Forward contracts	23.2	192.0	11.7	180.3
Commodity contracts	33.1	252.4	—	252.4
Equity swaps	23.0	—	55.5	(55.5)

Total	56.3	651.4	93.0	558.4

Positive and negative fair values of financial instruments are included in loan receivables, short-term borrowings and long-term debt.

Nominal Values of Derivative Financial Instruments

	As of December 31,
	2001	2002
	(€ in millions)
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	16.1	109.3
Maturity 2–5 years	766.5	922.8
Maturity 6–10 years	947.5	1,088.1

	1,730.1	2,120.2
Interest rate options	500.0	—

Total	2,230.1	2,120.2

Foreign Exchange Derivatives
— Cross-currency swap agreements	243.7	216.5
— Forward contracts	7,526.2	3,902.4

Total	7,769.9	4,118.9

Commodity Derivatives
Forward agreements	—	—
Commodity options	—	6.8
Commodity swaps	270.1	531.8

Total	270.1	538.6

Equity Swaps	131.0	216.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22—Commitments and Contingencies

Commitments

	As of December 31,
	2001	2002
	(€ in millions)
On Own Behalf
Pledges given(1)	18.7	0.8
Mortgages	396.6	111.4
On Behalf of Associated Companies
Mortgages	1.0	1.0
Guarantees	68.3	59.3
On Behalf of Others
Pledges given	0.6	0.3
Guarantees	98.0	16.8
Other Commitments, own
Operating leases, in next 12 months	43.4	41.5
Operating leases, after next 12 months	257.3	237.2
Pension liabilities	2.1	2.7
Other contingencies(2)	92.5	71.5

Total	978.5	542.5

Pledges given	19.3	1.1
Mortgages	397.6	112.4
Guarantees	166.3	76.1
Operating leases	300.7	278.7
Pension liabilities	2.1	2.7
Other contingencies	92.5	71.5

Total	978.5	542.5

(1)	Pledged assets consist of marketable securities, inventories and fixed assets.
(2)	Includes $62.5 million (€59.6 million) as a maximum contingent liability pursuant to the indemnification provision of the sale and purchase agreement dated February 9, 1994 between Stora Kopparberg Bergslags AB and Wahid Vermögensverwaltungs GmbH in the relation to the disposal of Tarkett Inc.

Unconditional Purchase Agreements (“UPA”), comprising the outstanding balances on binding contracts, amounted to €1,502 million as of December 31, 2002, of which €510 million related to the next 12 months, €648 million for the period from one to five years and €344 million after five years. UPA for materials and supplies amounted to €1,177 million, the biggest item being a take-or-pay power supply contract in Germany, representing a commitment of €288 million spread over the next four and a half years, with the penalty clause for cancellation amounting to €48.6 million. UPA for capital expenditure commitments amounted to €327 million, the largest contract being €133.6 million for machinery at Langerbrugge Mill in Belgium.

Stora Enso Oyj had guaranteed leasing agreements relating to Stora Enso Barcelona SA to a maximum of €28.5 million as of December 31, 2002 compared to €31.7 million as of December 31, 2001. The guarantee expires on December 23, 2003.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others. The guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-balance sheet credit risk

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

representing the accounting loss that would be recognized at the reporting date if counterparties failed to perform completely as contracted. The maximum credit risk is equal to the contract sums.

The Group leases office and warehouse space under various non-cancelable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancelable operating leasing contracts were as of December 31, 2002:

Repayment Schedule of Operating Lease Commitments

Amounts
(€ in millions)
2003	41.5
2004	42.4
2005	25.7
2006	19.3
2007	18.5
2008	131.3

Total	278.7

Rental expense under operating leases amounted to €24.2 million, €30.3 million and €43.4 million for the years ended December 31, 2000, 2001 and 2000, respectively.

Contingent Liabilities

Stora Enso is party to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of contractual disputes. The Group is also involved in administrative proceedings relating primarily to competition law. The Directors do not consider that liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Group financial condition or results of operations.

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam. As of December 31, 2002, a €2.5 million provision was recorded relating to this liability.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23—Principal Subsidiaries as of December 31, 2002

The following is a list of the Company’s 50 principal operating subsidiaries ranked by external sales. These companies, along with the parent company, Stora Enso Oyj, accounted for 96 percent of Group’s external sales in 2002. The principal country in which each subsidiary operates is the country of incorporation. The Group’s effective interest in each subsidiary is 100 percent except where indicated and is held in each case by another subsidiary, except for those subsidiaries marked with “+” which are held directly by the Parent Company. The subsidiaries operating outside the euro area are marked with “*”.

Subsidiaries (ranked by external sales)	Country	Magazine	Newsprint	Fine Paper	Packaging	Timber	Merchants	Forest	Other
Stora Enso North America Corp +*	United States	X		X	X				X
Stora Enso Publication Papers Oy Ltd +	Finland	X	X
Stora Enso Skoghall AB *	Sweden				X
Stora Enso Maxau GmbH & Co KG	Germany	X	X
Stora Enso Hylte AB *	Sweden		X
Stora Enso Kabel GmbH & Co KG	Germany	X
Stora Enso Kvarnsveden AB *	Sweden	X	X
Stora Enso Corbehem SA	France	X
Stora Enso Port Hawkesbury Ltd *	Canada	X	X
Stora Enso Timber Oy Ltd +	Finland					X
Stora Enso Nymölla AB *	Sweden			X
Stora Enso Fors AB *	Sweden				X
Stora Enso Timber AG	Austria					X
Papyrus Sweden AB *	Sweden						X
Stora Enso Pulp AB *	Sweden	X		X
Stora Enso Skog AB *	Sweden							X
Puumerkki Oy	Finland					X
Stora Enso Sachsen GmbH	Germany		X
Stora Enso Uetersen GmbH & Co KG	Germany			X	X
Berghuizer Papierfabriek NV +	Netherlands			X
Stora Enso Grycksbo AB *	Sweden			X
Stora Enso Baienfurt GmbH & Co KG	Germany				X
Stora Enso Ingerois Oy +	Finland				X
Stora Enso Barcelona S.A.	Spain				X
Stora Enso Reisholz GmbH & Co KG	Germany	X
Stora Enso Langerbrugge NV +	Belgium	X	X
Stora Enso Timber AB *	Sweden					X
De Ruysscher Papyrus SA	France						X
Stora Enso Suzhou Paper Co Ltd (80.9%)*	China			X
Enocell Oy (98.4%) +	Finland				X
Laminating Papers Oy +	Finland				X
Papyrus A/S *	Denmark						X
Sydved AB (66.7%)*	Sweden							X
Stora Enso Packaging AB *	Sweden				X
Stora Enso Packaging Oy +	Finland				X
Papyrus SA	Belgium						X
Stora Enso Timber US Corp *	United States					X
Celulose Beira Industrial SA	Portugal			X
Stora Enso Timber Zdirec sro *	Czech					X
Stora EnsoTimber Bad St Leonard GmbH	Austria					X
Corenso United Oy Ltd (71.0%) +	Finland				X
Papyrus Norge A/S *	Norway						X
Papyrus BV	Netherlands						X
ZAO Stora Enso Packaging (93.5%)*	Russia				X
Papyrus Finland Oy +	Finland						X
Stora Enso Pankakoski Oy Ltd	Finland				X
Stora Enso Australia Pty Ltd *	Australia								X
Sydved Energileveranser AB (66.7%)*	Sweden							X
Stora Enso Bois SA	France					X
Stora Enso Timber Plana sro *	Czech					X

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24—Employee and Equity Compensation Benefits

The majority of production employees are members of labor unions with which either the Group or the forest industry customarily negotiate collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as on attaining key business targets, and the benefits are given either in the form of bonus payments or the granting of options/synthetic options.

Bonus Programs

Division and Business Unit management have annual bonus programs based on the corporate target return on capital employed of 13 percent and on the results of their respective areas of responsibility, together with the achievement of separately defined key personal targets. The bonus amounts to between ten and 40 percent of salary depending on the person’s position in the Company. Other employees participate in another bonus plan in which the payment is calculated as a percentage of annual salary up to a maximum of seven percent. All bonuses are discretionary and are triggered only when results exceed a predetermined minimum level. The Group has decided to continue its performance-based programs and has expanded these to cover 75 percent to 80 percent of employees globally where allowed by local practice and regulations.

Option/Synthetic Option Programs

Option Program	Type	Year of Issue	Number of Staff	Strike Price	Number of Options Granted	Number of Options Outstanding	Exercise Period
2002	Synthetic	2002	1,000	€16.50	5,902,000	5,902,000	Feb 8, 2005- Feb 7, 2009
2001	Synthetic	2001	500	€11.70	4,215,000	4,215,000	Apr 1, 2004- Mar 31, 2008
2000	Synthetic	2000	200	€12.25	2,800,000	2,800,000	Apr 1, 2003- Mar 31, 2007
1999	Synthetic	1999	200	€11.75	2,750,000	2,750,000	Jul 15, 2002- Jul 15, 2006
1997	Warrants	1997	15	FIM 45.57 (€7.66)	3,000,000	864,000	Dec 1, 1998- Mar 31, 2004
North America	Stock options	2000	839	$6.9687 (€7.91)	5,680,000	2,469,984	Sep 11, 2000- Feb 4, 2010

Option Programs for Management (1999 to 2002)

In 1999, the board of directors announced an annual share option program for approximately 200 key personnel as part of an integrated top management compensation structure intended to provide a program contributing to the long-term commitment of managerial and specialist personnel. This program has since been extended into subsequent years and now covers approximately 1,000 employees. The seven-year programs consist of financially hedged options and synthetic options, which avoid diluting the number of shares in issue, with strike prices set at levels representing then-current market prices plus 10 percent premiums. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise or an option to purchase existing R shares, though not new shares. Options are not transferable and expire if the employee leaves the Group.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The strike price for the 2002 Program is set at €16.50, based on the average price for R shares from January 31 to February 7, 2002, plus a 10 percent premium. The strike price for the 2001 Program is set at €11.70, based on the average price for R shares from February 8 to 14, 2001, plus a ten percent premium. The strike price for the 2000 Program is set at €12.25, based on the average share price for the period of three days before and after the annual general meeting on March 21, 2000, plus a ten percent premium. The strike price for the 1999 Program is set at €11.75, based on the average share price from May to July 1999, plus a ten percent premium. The earliest exercise date was July 15, 2002, but as of the year-end, no options had been exercised.

Stora Enso North America Option Program

On August 18, 2000, the Company’s board of directors decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso option programs entitling holders to purchase a maximum 5,680,000 R shares, in the form of ADRs, at a weighted average strike price of $6.9687. The exercise period is from September 11, 2000 to February 4, 2010, depending on the grant date.

On October 16, 2001, the Company’s board of directors decided to amend the Stora Enso North America option program to simplify administration and speed up delivery of shares to option holders. Thus, as of November 1, 2001, no new R shares will be issued under the terms of the program, but instead, repurchased R shares have been reserved for distribution. A total of 2,001,733 new R shares were issued before the terms were amended, thereby increasing the share capital by €3.4 million. During 2002, 786,472 options were exercised. As of December 31, 2002, 2,469,984 options were still outstanding.

Option Program for Management (1997)

On April 7, 1997, the Company issued 1,000 warrants with a maximum value of €168,187 (FIM 1 million) to 15 members of senior management. Each bond accrues annual interest of 4.0 percent, has a maturity of five years and carries one warrant entitling the holder to subscribe for 3 000 new R shares at a subscription price of €7.66 (FIM 45.57). The exercise period runs from December 1, 1998 to March 31, 2004 and the bond entitles the holder to receive a dividend for the year in which the warrants are exercised. By January 9,2003, 2,136,000 new R shares had been issued against the warrants, representing 0.1 percent of the share capital, and if the Stora Enso North America option program is fully subscribed, the further issue of 864, 000 new shares will raise share capital by another €1.5 million.

Director and Management Group Interests as of December 31, 2002

Board of Directors

	Series A Shares Held	Series R Shares Held	Series R Shares Granted by Warrants	Options/ Synthetic Options 1999/2001	Options/ Synthetic Options 2002	Committee Memberships
Claes Dahlbäck, Chairman	2,541	19,529	—	—	—	Compensation
Krister Ahlström, Vice Chairman	1,500	—	—	—	—	Compensation
Josef Ackermann	—	1,300	—	—	—	Financial & Audit
Harald Einsmann (ADRs)	—	4,800	—	—	—	Compensation
Björn Hägglund, Deputy Chief Executive Officer	—	—	—	—	—	—
Jukka Härmälä, Chief Executive Officer	—	—	—	—	—	—
George W. Mead (ADRs)	—	2,729,937	—	—	—	—
Ilkka Niemi	—	—	—	—	—	Financial & Audit
Paavo Pitkänen	3,800	—	—	—	—	Financial & Audit
Jan Sjöqvist	508	1,943	—	—	—	—
Marcus Wallenberg	3,049	6,019	—	—	—	Financial & Audit

Total	11,398	2,763,528	—	—	—

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Management Group

	Series A Shares Held	Series R Shares Held	Series R Shares Granted by Warrants	Options / Syn. Options 1999/2001	Options / Synthetic Options 2002	Committee Memberships
Jukka Härmälä, Chief Executive Officer	—	6,500	102,000	332,500	110,000	—
Björn Hägglund, Deputy Chief Executive Officer	7,877	14,618	—	273,750	90,000	R&D, Environmental
Lars Bengtsson	—	—	—	121,900	45,000	R&D
Jussi Huttunen	—	—	—	46,800	45,000	R&D
Kai Korhonen	—	—	—	136,900	45,000	R&D
Pekka Laaksonen	10,000	—	—	136,900	45,000	—
Esko Mäkeläinen	1,900	4,669	180,000	136,900	45,000	—
Arno Pelkonen	—	—	—	106,900	45,000	—
Bernd Rettig	—	—	—	136,900	45,000	R&D
Yngve Stade	—	725	—	136,900	45,000	R&D, Investment, Environmental

Total	19,777	26,512	282,000	1,566,350	560,000

Management Group

Consisting of the Executive Management Group and:	Series A Shares Held	Series R Shares Held	Series R Shares Granted by Warrants	Options / Syn. Options 1999/2001	Options / Synthetic Options 2002	Committee Memberships
Christer Ågren	—	3,000	—	92,900	30,000	—
John F Bergin (ADRs)	—	72,247	28,468	12,500	15,000	—
Magnus Diesen	1,000	—	30,000	77,900	30,000	R&D, Investment, Environmental
Nils Grafström	2,000	—	—	15,000	30,000	—
Walter Haberland	—	—	—	37,900	22,500	—
Seppo Hietanen	—	2,000	75,000	92,900	30,000	—
Jyrki Kurkinen	—	20,568	72,000	77,900	22,500	Disclosure
Eberhard Potempa	—	—	—	28,500	22,500	—
Sven Rosman	—	—	—	92,900	30,000	—
Keith B Russell	—	4,000	—	—	45,000	—
Kari Vainio	—	3,800	45,000	92,900	30,000	Environmental
Petri Wager	—	—	—	43,600	22,500	—

Total	3,000	105,615	250,468	687,400	330,000

Total	34,175	2,895,655	532,468	2,253,750	890,000

Details of officers who retired during the year are not given.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 25—Earnings (Loss) per Share

	Year ended December 31,
	2000	2001	2002
Net profit (loss) for the period, € million	1,435.0	926.3	(222.2)

Weighted average number of Series A and R shares	812,040,498	901,505,846	889,606,185
Effect of warrants	1,448,301	790,990	349,362

Diluted number of shares	813,488,799	902,296,836	889,955,547

Basic earnings (loss) per Share, €	1.77	1.03	(0.25)

Diluted earnings (loss) per Share, €	1.76	1.03	(0.25)

Note 26—Subsequent Events

Stora Enso Timber Oy Ltd signed a letter of intent in August 2002 to acquire 66 percent of the shares of AS Sylvester, Estonia’s largest sawmill company, which has annual net sales of approximately €160 million and 100 percent of the shares of its wood procurement subsidiary. The acquisition was completed on February 21, 2003.

Note 27—Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in a number of respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

Reconciliation of net profit (loss) and shareholders’ equity

The following is a summary of the significant adjustments to net profit (loss) and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP. The most significant adjustments relates to the accounting for business combinations. As further detailed below, the business combination of STORA and Enso is accounted for as a uniting of interests under IFRS but is accounted for using the purchase method under U.S. GAAP. This difference affects the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the reconciliation, which follow, the “Reverse acquisition” item includes solely the impact of valuation differences that arose using the purchase method under U.S. GAAP. The other reconciling items reflect the pre-and post-combination differences between IFRS and U.S. GAAP. Certain amounts have been reclassified to conform to the current year presentation.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of net profit (loss)

	Year ended December 31,
	2000	2001	2002	2002
	€	€	€	$
	(in millions)
Reconciliation of net profit (loss)
Net profit (loss) in accordance with IFRS	1,435.0	926.3	(222.2)	(255.5)
U.S. GAAP adjustments:
a) Employee benefit plans	(34.9)	(9.6)	(37.1)	(42.7)
b) Reverse acquisition	(67.3)	(53.3)	(204.5)	(235.1)
c) Acquisition of Consolidated Papers Inc.	(5.6)	(14.6)	(153.1)	(176.0)
d) Provision for future reforestation costs	1.3	1.8	(1.5)	(1.7)
e) Derivative financial instruments	47.3	19.8	140.2	161.2
f) Sale and leaseback transactions	905.7	—	—	—
g) Impairment of goodwill	(13.5)	(10.1)	—	—
h) Impairment of fixed assets	—	—	71.8	82.6
i) Stock based compensation	1.2	(9.2)	9.2	10.6
j) Synthetic option hedge	(8.0)	24.2	—	—
k) Pension surplus refund	(27.3)	11.9	10.9	12.5
l) Amortization of goodwill	—	3.2	148.8	171.1
Deferred tax effect of U.S. GAAP adjustments	(78.9)	(15.0)	(66.0)	(75.9)

Net income (loss) in accordance with U.S. GAAP	2,155.0	875.4	(303.5)	(349.0)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2000	2001	2002	2002
	€	€	€	$
	(in millions, except for per share amounts)
Presentation of net income (loss) and earnings (loss) per share under U.S. GAAP:
Net income:
Income (loss) from continuing operations	881.7	874.8	(301.6)	(346.8)
Discontinued operations:
Income from discontinued operations, net of income tax expense of €13.3 million	36.2	—	—	—
Gain on disposal of discontinuing operations, net of income tax expense of €194.9 million	1,235.6	—	—	—
Income (loss) before extraordinary items	2,153.5	874.8	(301.6)	(346.8)

Extraordinary items, net of tax expense of €0.6 million, €0.2 million and tax benefit of €0.8 million in 2000, 2001 and 2002, respectively	1.5	0.6	(1.9)	(2.2)

Net income (loss) in accordance with U.S. GAAP	2,155.0	875.4	(303.5)	(349.0)

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share
Continuing operations	1.08	0.97	(0.34)	(0.39)
Discontinued operations	1.57	—	—	—
Extraordinary items	—	—	—	—

Total basic earnings (loss) per share	2.65	0.97	(0.34)	(0.39)

Diluted earnings (loss) per share
Continuing operations	1.08	0.97	(0.34)	(0.39)
Discontinued operations	1.57	—	—	—
Extraordinary items	—	—	—	—

Total diluted earnings (loss) per share	2.65	0.97	(0.34)	(0.39)

Consolidated Statement of Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income in accordance with IFRS.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of comprehensive income consist of the following:

	Year ended December 31,
	2000	2001	2002	2002
	€	€	€	$
	(in millions)
Comprehensive income
Net income (loss) in accordance with IFRS	1,435.0	926.3	(222.2)	(255.5)
Other comprehensive income
Foreign currency translation adjustment net of tax expense of €9.7 million and €125.0 million in 2001and 2002, respectively	(85.3)	19.5	(94.3)	(108.4)

Available-for-sale investments net of tax benefit of €7.4 million and €10.2 million in 2001and 2002, respectively	—	(21.2)	(24.3)	(27.9)
Cash flow hedging net of tax expense of €1.4 million and €81.1 million in 2001 and 2002, respectively	—	4.1	199.1	228.9

Comprehensive income (loss) in accordance with IFRS	1,349.7	928.7	(141.7)	(162.9)

Reconciliation of shareholders’ equity

	As of December 31,
	2001	2002	2002
	€	€	$
	(in millions)
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with IFRS	8,989.0	8,156.9	9,378.8
U.S. GAAP adjustments:
a) Employee benefit plans	(131.3)	(204.4)	(235.0)
b) Reverse acquisition	862.8	658.3	756.9
c) Acquisition of Consolidated Papers Inc.	470.0	257.0	295.5
d) Provision for future reforestation costs	24.2	22.7	26.1
g) Impairment of goodwill	52.8	52.8	60.7
h) Impairment of fixed assets	—	64.8	74.5
i) Stock based compensation	(9.2)	—	—
k) Pension surplus refund	(14.6)	(3.9)	(4.5)
l) Amortization of goodwill	3.2	152.0	174.8
Deferred tax effect of U.S. GAAP adjustments	36.0	28.3	32.5

Shareholders’ equity in accordance with U.S. GAAP	10,282.9	9,184.5	10,560.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a)    Employee benefit plans

The companies within the Group have various pension plans in accordance with the local conditions and practices in the countries in which they operate. The plans are generally funded through payments to insurance companies, pension funds or by own provisions, as determined by periodic actuarial calculations. Any deficits or benefits requiring additional contributions are funded through payments or provisions allocated over a period of years not exceeding the expected remaining lives of the participating employees. The Group has met minimum funding requirements for the countries in which it operates.

Under IAS 19 (revised) and under U.S. GAAP SFAS No. 87 Employers’ Accounting for Pensions, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. Under U.S. GAAP, the Group has estimated the effect on net income and shareholders’ equity assuming the adoption of SFAS No. 87 as of January 1, 1998. (The adoption of SFAS No. 87 on the actual effective date of January 1, 1989 was not feasible.) As of January 1, 1998, an unrecognized transition obligation was determined and is being amortized over the then average future-working lifetime of employee participants commencing January 1, 1989. SFAS No. 87 contains also a minimum liability provision, which requires, under certain circumstances, recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet.

Under IFRS, the Finnish statutory employment pension scheme (TEL) is treated as a state plan and accounted for as a defined contribution plan. Under U.S. GAAP, certain elements of the TEL, mainly related to disability, result in accounting for the plan as a defined benefit plan.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that would be recognized in the Group’s consolidated balance sheet in accordance with U.S. GAAP at December 31:

	Retirement Benefits
	2001		2002
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	358.2	1,568.6	270,9	1,737.5
Service cost	12.9	32.5	13.4	31.4
Interest cost	20.3	108.3	15.3	103.1
SFAS No. 88 events	(149.6)	(1.4)	—	(7.0)
Amendments	—	(4.9)	—	(12.2)
Acquisitions	—	(7.4)	—	—
Retro adjustment	—	26.8	—	—
Actuarial loss (gain)	45.6	74.7	(32.0)	116.3
Benefits paid	(16.5)	(104.6)	(5.7)	(109.0)
Currency effect	—	44.9	—	(181.8)

Benefit obligation at end of year	270.9	1,737.5	261.9	1,678.3

Change in plan assets
Fair value of plan assets at beginning of year	190.9	929.7	41.0	872.0
Actual return on plan assets	2.9	(70.6)	2.0	(38.4)
Company contribution	13.3	47.0	7.2	17.1
SFAS No. 88 events	(149.6)	—	—	—
Acquisitions	—	—	—	—
Retro adjustment	—	30.8	—	(4.2)
Benefits paid	(16.5)	(104.6)	(5.7)	(63.7)
Currency effect	—	31.1	—	(127.3)

Fair value of plan assets at end of year	41.0	863.4	44.5	655.5

Funded status	(229.9)	(874.1)	(217.4)	(1,022.8)
Unrecognized transitional obligation (asset)	—	1.3	—	(2.2)
Unrecognized prior service cost	(20.9)	3.5	(18.8)	(7.7)
Unrecognized actuarial loss	82.8	387.4	47.0	524.0

(Accrued)/Prepaid benefit cost	(168.0)	(481.9)	(189.2)	(508.7)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The liabilities recognized in the U.S. GAAP balance sheet as of December 31 consist of:

	Retirement Benefits
	2001		2002
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Accrued benefit liability	(175.0)	(775.6)	(189.2)	(770.5)
Prepaid benefit cost	—	232.3	—	117,4
Intangible asset	0.7	4.1	—	39.7
Accumulated other comprehensive income	6.3	57.3	—	104.7

Net amount recognized	(168.0)	(481.9)	(189.2)	(508.7)

For plans where accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets under U.S. GAAP, the ABO, projected benefit obligation (“PBO”) and fair value of plan assets as of December 31, 2001 and 2002 are as follows:

	Retirement Benefits
	2001		2002
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
ABO	209.1	785.7	152.1	908.9
PBO	270.9	861.1	211.2	982.9
Fair value of assets	41.0	268.6	—	323.1

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 includes the following components:

	Retirement Benefits
	2000		2001		2002
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Service cost	12.7	20.2	12.9	32.5	13.4	31.4
Interest cost	34.9	59.4	20.3	108.3	15.3	103.1
Expected return on plan assets	(28.8)	(36.4)	(11.0)	(84.4)	(2.5)	(62.0)
Amortization	4.1	1.4	4.0	4.1	(2.1)	5.2

Subtotal	22.9	44.6	26.2	60.5	24.1	77.7
SFAS No. 88 cost	90.2	(3.5)	(22.1)	(1.4)	4.3	—

Net periodic benefit cost	113.2	41.1	4.1	59.1	28.4	77.7
Acquisitions	—	14.1	—	—	—	—
Other	—	(1.9)	—	—	—	—

Total expense and change in balance sheet	113.2	53.3	4.1	59.1	28.4	77.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used in the calculation of retirement benefits are as follows:

	Retirement Benefits
	2001		2002
	Domestic	Foreign	Domestic	Foreign
Discount rate	5.80%	6.87%	5.50%	6.41%
Rate of compensation increase	4.00%	4.08%	2.30%	4.11%
Expected return on plan assets	5.80%	8.74%	5.50%	8.86%

b)    Reverse acquisition

In December 1998, Enso Oyj acquired STORA through a share exchange transaction and changed its name to Stora Enso Oyj. The business combination was accounted for using the uniting of interests method in the consolidated financial statements prepared in accordance with IFRS. Under U.S. GAAP, the business combination was accounted for as a purchase (reverse acquisition), with STORA as the accounting acquirer. The total purchase consideration of Enso was determined on the basis of the fair value of the transaction when the combination was announced on June 2, 1998.

The excess of the cost of the acquisition of Enso over the fair value of the net assets acquired totaled €124.4 million and has been recorded as goodwill under U.S. GAAP. Under U.S. GAAP, before the adoption of SFAS No. 142 Goodwill and Other Intangible Assets, on January 1, 2002, such goodwill was amortized on straight-line basis over an estimated economic useful life of 20 years from the effective date of the combination. As a result of the adoption of SFAS No. 142, the remaining goodwill under U.S. GAAP is no longer subject to annual amortization but is subject to regular impairment tests; see adjustment g) Impairment of goodwill.

The Group disposed of its Finnish forest holdings as described in Note 5, Acquisitions and Disposals on December 5, 2002. The book value for these forest assets under IFRS amounted to €410.0 million and under U.S. GAAP to €650.5 million. The fair market value as determined by the sale transaction amounted to €521.8 million and as a result, the U.S. GAAP fair value adjustment resulting from the reverse acquisition to the Finnish forest holdings has been included in the determination of the loss on sale under U.S. GAAP. As the Company retained a 41.1% ownership in its associated company Tornator Timberland Oy, a portion of the gain amounting to €44.2 million has been deferred under IFRS. Under U.S. GAAP the deferred gain has been eliminated as the transaction resulted in a loss under U.S. GAAP.

The total purchase accounting fair value adjustments were €1,086.1 million as of December 31, 1998. The effect of those adjustments on the reconciliation of net profit (loss) and shareholders’ equity to the corresponding amounts under U.S. GAAP is as follows:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
Net income
Amortization of goodwill	17.0	18.2	—
Depletion of forest assets	(2.9)	(4.7)	(4.8)
Loss on sale of forest holdings	—	—	(128.8)
Reversal of gain on sale recorded under IFRS	—	—	(67.6)
Depreciation of tangible assets	(81.5)	(81.5)	(81.5)
Financial income and expenses	(28.6)	(16.3)	—
Change in deferred tax liabilities	28.7	31.0	78.2

Total	(67.3)	(53.3)	(204.5)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The additional depletion cost under U.S. GAAP for Finnish forest holdings for the period of January 1, 2002 to December 5, 2002 amounted to €4.8 million with the related tax effect of €1.3 million. The loss on sale under U.S. GAAP on the Finnish forest holdings amounted to €128.8 million with the related tax effect of €36.0 million. In addition, the adjustment reverses portion of the gain recorded under IFRS relating to the forest assets amounting to €67.6 million with the related tax amounting to €18.9 million.

	As of December 31,
	2001	2002
	(€ in millions)
Shareholders’ equity
Goodwill	(79.0)	(79.0)
Land and water	245.4	—
Reversal of deferred gain under IFRS	—	44.2
Buildings and structures	323.7	308.3
Machinery and equipment	594.5	528.4
Shares in associated companies	128.4	128.4
Deferred tax liabilities	(350.2)	(272.0)

Total	862.8	658.3

c)    Acquisition of Consolidated Papers Inc

As described in Note 5 to the consolidated financial statements, on August 31, 2000, the Company completed the acquisition of Consolidated Papers, Inc. The purchase price for the acquisition under IFRS was determined on the basis of the stock price for Stora Enso series R shares issued and stock options exchanged as part of the consideration at the acquisition date. Under U.S. GAAP, the measurement date for the valuation for equity securities has been determined by using the announcement date. Accordingly, the difference of €485.7 million in the purchase price at the acquisition date has been recorded as additional goodwill under U.S. GAAP. The additional amortization expense amounted to €8.1 million and €24.2 million for the years ended December 31, 2000 and 2001 respectively. Since the adoption of SFAS No. 142 as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP and therefore no additional amortization expense has been recorded for the year ended December 31, 2002.

As more fully described under adjustment “g) Impairment of goodwill”, the Company recognized additional goodwill impairment charges under U.S. GAAP of €162.2 million in 2002 related to goodwill that arose from the acquisition of Consolidated Papers Inc.

In addition, the adjustment is affected as a result of classifying an operating lease under U.S. GAAP as a financing lease under IFRS as of August 31, 2000. Accordingly, the depreciation and interest expense recorded under IFRS was decreased by €2.5 million, €9.6 million and €9.1 million to arrive at the operating lease expense under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002, respectively.

The following are Stora Enso’s unaudited pro forma results for 2000 assuming the acquisition had occurred on January 1, 1999.

Year ended December 31,
2000
(€ in millions) (Unaudited)
Net sales	14,412.5
Net income	758.6
Earnings per share:
Basic earnings per share	0.82
Diluted earnings per share	0.82

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the merger taken place on January 1, 1999.

d)    Provision for future reforestation costs

Stora Enso has recognized a provision for future reforestation costs in Sweden and Finland under IFRS, because the Company has a present legal obligation. This provision amounted to €24.2 million and €22.7 million as of December 31, 2001 and 2002, respectively. The provision does not meet the requirements of SFAS No. 5, Accounting for Contingencies and is consequently reversed under U.S. GAAP.

e)    Derivative financial instruments

Under U.S. GAAP (prior to the adoption of SFAS No. 133 Accounting for Derivative Financial Instruments and Hedging Activities, as of January 1, 2001), hedge (deferral) accounting was applied to qualifying derivative financial instruments that were designated and effective as a hedge. Unrealized gains and losses on such derivative financial instruments were deferred until the gains and losses on the related underlying hedged items were recognized. If the derivative financial instruments did not qualify as hedges, unrealized gains and losses were recognized immediately in income.

The Group entered into forward exchange contracts to manage its foreign exchange exposure related to some anticipated future revenues and expenses denominated in foreign currencies other than the euro. Some of these transactions were entered into in respect of future revenues and expenses that are not covered by firm commitments. As permitted under IFRS (prior to the adoption of IAS 39 as of January 1, 2001), the Group had deferred the unrealized gains and losses on such hedges until the related revenue and expense were realized. Under U.S. GAAP such unrealized gains and losses had to be included in the determination of net income before the adoption of SFAS No. 133. As a result of the adoption of IAS 39, all derivative financial instruments were fair valued as of January 1, 2001 and any difference between previous carrying amounts and fair values was adjusted to shareholders’ equity. Consequently, the difference between shareholders’ equity under IFRS and U.S. GAAP has been eliminated as of January 1, 2001.

Stora Enso Oyj has entered into forward foreign exchange contracts in order to hedge net investments in Canada and Great Britain as explained in Note 21. The investments are held by a Swedish subsidiary of Stora Enso Oyj, which has a functional currency of SEK. With respect to hedging foreign currency risk, IFRS does not require that the operating unit that is exposed to the risk being hedged be a party to the hedging instrument and does not require same functional currencies. U.S. GAAP foreign currency hedge accounting criteria requires that the member of the consolidated group that is party to the hedging instrument have the same functional currency as the unit exposed to the risk. Accordingly, hedge accounting cannot be applied under U.S. GAAP and the fair values of the forward exchange contracts have been included in the determination of net income, net of taxes.

f)    Sale-leaseback transactions

In 1986, STORA implemented a partnership-financing arrangement whereby STORA’s hydropower assets were sold at market value to a newly formed company, Kopparkraft, while obtaining an option to acquire the shares of Kopparkraft at a later stage and leasing the assets under an operating lease. A number of agreements concluded at the time assured the financing partners a real return of slightly more than 4% on invested capital. STORA was a minority shareholder in Kopparkraft, together with a consortium of 18 Swedish insurance companies and pension institutions. Effective December 31, 1996, STORA refinanced Kopparkraft, to the effect that the former financing partners were released in accordance with the principles of the option agreement and

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were replaced by others. The new financing partners comprise a consortium with far fewer participants, headed by Nordbanken. The terms of the option agreement have been changed to a fixed price for the shares of Kopparkraft, whereas under the earlier terms the price of the shares would be determined after consideration of factors not readily determinable. Under the terms of the new option agreement, the Group established the repurchase price for power assets at a fixed price of €981 million (SEK 8.4 billion)—the value as of December 31, 1996. Under this agreement, the Group had the right but not the obligation to repurchase the particular assets in 2003 or 2007. Through a delivery agreement, the Group pledged to purchase all power produced at the cost price, with supplements to cover interest and dividends to shareholders.

Under IFRS, this transaction was accounted for using sale and leaseback accounting and accordingly, the gain on the transaction was recognized.

Due to the Group’s continuing involvement with the assets, the sale-leaseback transaction was classified as a financing arrangement under U.S. GAAP. Accordingly, until the gain was realized through sale of the power assets, it was reversed and the proceeds from the sale were treated as an obligation.

In connection with the disposal of its power assets in Finland and in Sweden during 2000, the Group recognized a gain of €524.8 million under IFRS (related tax effect of €110.4 million). As the Group disposed of its power assets, the deferred gain under U.S. GAAP of €905.7 million (SEK 7,755 million) has been recognized in the consolidated income statement. As a result, the gain under U.S. GAAP amounted to €1,430.5 million (related tax effect of €194.9 million).

g)    Impairment of goodwill

The Group recognized an impairment charge of €89.9 million on goodwill for the year ended December 31, 1998 under IFRS. In determining the recoverable amount of these assets, Stora Enso discounted future cash flows expected to result from the use and eventual disposition of these assets. Under U.S. GAAP, prior to the adoption of SFAS No. 142, the Group applied the provisions of SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of which required that expected cash flows used in determination of an asset’s recoverable amount be undiscounted. As the recoverable amount based on undiscounted cash flows exceeded the carrying value no impairment existed relating to these assets in 1998 under U.S. GAAP.

The impairment loss recognized for the year ended December 31, 1998 of €89.9 million has been reversed under U.S. GAAP. Additional amortization expense of €13.5 million and €10.1 million has been recognized for the years ended December 31, 2000 and 2001, respectively, resulting from reversal of the write-down recorded under IFRS. Since the adoption of SFAS No. 142 as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP and therefore no additional amortization expense has been recorded for the year ended December 31, 2002. Accumulated amortization relating to these assets as of December 31, 2001 and 2002 was €221.0 million.

The Group has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in SFAS No. 141 Business Combinations. The Company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these assets over their remaining useful lives.

As of January 1, 2002, the Group performed the transitional goodwill impairment test under SFAS No. 142 for each of its reporting units by comparing the carrying value of the reporting unit to its fair value. Fair value was determined using discounted projected future cash flows. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the carrying value for each

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reporting unit did not exceed fair value. The Group also performed the annual goodwill impairment test required by SFAS No. 142 as of September 30, 2002. The annual impairment test resulted in carrying value exceeding the fair value for two of the Group’s reporting units and accordingly, additional testing was performed for possible goodwill impairment. The fair value of these business units was then allocated to individual assets and liabilities of the reporting unit based on appraised values. Any excess of fair value over the allocated amounts was equal to the implied fair value of goodwill. Where this implied goodwill value was less than the goodwill book value, an impairment charge was recorded. Based on the impairment testing completed as of the annual testing date, an impairment charge of €924.2 million was recorded for the Magazine Paper segment and an impairment charge of €156.9 million for the Fine Paper segment, resulting in a total impairment charge under U.S. GAAP of €1,081.1 million.

Under IFRS, goodwill is allocated to “cash generating units”, which are the smallest group of identifiable assets that include the goodwill under review for impairment, and that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Under IFRS, the Group recorded a goodwill impairment charge for the Magazine Paper segment of €790.1 million and for the Fine Paper segment of €128.8 million, resulting in a total goodwill impairment charge of €918.9 million. The impairment loss was calculated as the difference between the recoverable amount for the cash generating unit and its carrying value which was then allocated first to goodwill and then on a pro-rata basis to the other assets in that unit (see Note 10).

The different techniques applied under IFRS and U.S. GAAP resulted in an additional goodwill impairment charge under U.S. GAAP for the Magazine Paper segment of €134.1 million and for the Fine Paper segment of €28.1 million for a total charge of €162.2 million.

The following table presents changes in the goodwill balances (as determined under U.S. GAAP) as allocated to each reportable segment for the year ended December 31, 2002.

	Magazine Paper	Newsprint	Fine Paper	Packaging Boards	Timber Products	Merchants	Other	Total
	(€ in millions)
As of January 1, 2002	1,186.1	52.3	1,093.5	270.9	81.4	20.8	5.8	2,710.8
Translation difference	(56.1)	(1.3)	(158.5)	(28.4)	0.0	0.5	0.3	(243.5)
Acquisitions	—	—	—	26.7	—	—	—	26.7
Disposals	—	—	—	—	—	—	—	—
Impairment losses	(924.2)	—	(156.9)	—	—	—	—	(1,081.1)

As of December 31, 2002	205.8	51.0	778.1	269.2	81.4	21.3	6.1	1,412.9

h)    Impairment of fixed assets

The Group recognized an impairment charge of €224.4 million on long-lived tangible assets in September 2002 under IFRS. The impairment loss was determined as the difference between the recoverable amount of the cash-generating unit and its carrying amount and the difference was allocated first to goodwill and then on a pro-rata basis to the long-lived tangible assets of that unit. In determining the recoverable amount of these assets the Group discounted future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge should be recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. As the recoverable amount based on undiscounted cash flows exceeded the carrying value, these long-lived assets were measured for impairment under U.S. GAAP.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value for the long-lived assets to be held and used U.S. GAAP was determined by using a depreciated replacement cost method as determined by an external valuation specialist. The difference between the carrying value and the fair value amounted to €151.1 million and accordingly, a portion of the impairment loss recorded under IFRS amounting to €73.3 million has been reversed under U.S. GAAP.

Additional depreciation under U.S. GAAP amounted to €1.5 million for the three-month period ended December 31, 2002, which has been calculated based on the remaining useful lives for these assets and recorded through U.S. GAAP earnings, net of taxes.

i)    Stock based compensation

Under IFRS, no compensation is recognized for equity compensation benefits for stock warrants or for cash payments that will depend on the future market price of the Company’s stock.

As allowed under U.S. GAAP, by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its schemes.

The Company’s option schemes, synthetic options, established in 1999, in 2000, in 2001 and in 2002 will be settled in cash by measuring the difference between the exercise price and the prevailing stock price. Under U.S. GAAP, these schemes are accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, where compensation is measured each period end between the exercise price and the current stock price. Such compensation is accrued as a charge to expense over the future service period and adjusted in subsequent periods up to the measurement date for changes, either increases or decreases, in the stock price.

In April 1989, the shareholders of Consolidated Papers approved a Stock Option Plan for granting options to directors, officers and all other non-union employees (1989 Stock Option Plan). In April 1998, the company adopted a similar plan, the 1998 Incentive Compensation Plan. This plan provides for the granting of options, stock appreciation rights, stock or cash awards to directors, officers and all other non-union employees. In August 2000 the Board of Directors decided to convert the Consolidated papers’ stock option plans (1989 Stock Option plan and 1998 Incentive Compensation Plan) into stock option plans of Stora Enso (North America Option Program).

An analysis of the Company’s fixed stock option plans, which are fully vested as of December 31, 2000, 2001 and 2002 is as follows:

	North America Option Program	Weighted average exercise price	1997 Option Program	Weighted average exercise price
	Shares	€	Shares	€
Outstanding and exercisable as of January 1, 2000	—	—	2,970,000	7.66
Granted and exchanged	5,679,625	7.82	—	—
Exercised and registered	—	—	246,000	—
Outstanding and exercisable as of December 31, 2000	5,679,625	7.49	2,724,000	7.66
Exercised and registered	2,423,169	7.65	699,000	7.66
Outstanding and exercisable as of December 31, 2001	3,256,456	8.01	2,025,000	7.66
Exercised and registered	786,472	7.41	1,161,000	7.66
Outstanding and exercisable as of December 31, 2002	2,469,984	6.75	864,000	7.66

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value of the 1997 option program and North America Option program is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997 warrant grant and North America Option grant, respectively: risk-free interest rates of 4.56% and 5.88%; expected dividend yields of 2.30% and 2.82%; expected lives of 4.3 and 8.0 years; and expected volatility of 30.6%; and 30.0%. The measurement date for the fair valuation of the North America Option Program under U.S. GAAP was determined by using the announcement date of the acquisition by Stora Enso of Consolidated Papers Inc., which differs from the measurement date under IFRS. See Note 28 (c) for discussion of the purchase accounting.

Exercise prices for North America options outstanding as of December 31, 2002, ranged from €5.12 to €9.97. The exercise prices are denominated in U.S. dollars and converted into euros at the year-end rate. Of the 2,469,984 options outstanding as of December 31, 2002, 664,268 have exercise prices between €5.12 and €5.81, with a weighted average exercise price of €5.78 and a weighted average remaining contractual life of 5.9 years. Of these options, 635,300 are exercisable with a weighted average exercise price of €5.81.

Of the outstanding options 1,173,785 have exercise prices between €5.84 and €6.93, with a weighted average exercise price of €6.78 and a weighted average remaining contractual life of 6.2 years. Of these options, 866,320 are exercisable with a weighted average exercise price of €6.93.

The remaining 631,931 options have exercise prices between €6.98 and €9.97, with a weighted average exercise price of €7.69 and a weighted average remaining contractual life of 4.5 years. Of these options, 351,928 are exercisable with a weighted average exercise price of €7.65.

j)    Synthetic option hedge

In connection with the establishment of the synthetic option schemes, Stora Enso has entered into total return swaps in order to mitigate its exposure on the appreciation of its shares. Before the adoption of IAS 39, Stora Enso accrued for the interest payment on the notional amount of the swap and for the difference between the exercise price and the hedged stock price. For U.S. GAAP purposes, this transaction did not qualify for hedge accounting and was therefore marked to market with the resulting unrealized losses included in the determination of net income.

As a result of adopting IAS 39, the Group fair values the total return swaps and records the changes in fair values through current period net income. As a result, the difference between IFRS and U.S. GAAP has been eliminated as of January 1, 2001.

k)    Pension surplus refund

During 2000, Stora Enso received a surplus refund from the Swedish pension insurer SPP. The refund was received partly in cash with the remaining portion of the total amount mainly available for use against future pension premiums. Under IFRS, the total surplus refund was recognized in income. Under U.S. GAAP, only the portion reimbursed in cash can be recognized as income.

l)    Amortization of goodwill

Under IFRS, goodwill is amortized over its estimated useful life. Under U.S. GAAP, before July 1, 2001, goodwill was amortized over its estimated useful life consistent with IFRS. The Group adopted the transition provisions of SFAS No. 141 for acquisitions from July 1, 2001. The Group also adopted the provisions of SFAS No. 142 on January 1, 2002. As a result of the adoption of SFAS No. 141 and SFAS No. 142, goodwill is no longer subject to amortization under U.S. GAAP subsequent to the date of adoption. The book value of goodwill is tested for impairment annually, or more frequently, if circumstances indicate that the book value could be impaired (see “g) Impairment of goodwill”).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The U.S. GAAP adjustment reverses the amortization expense recorded under IFRS and also reverses the movement in accumulated amortization under IFRS during the period subsequent to the adoption of SFAS No. 141 and SFAS No. 142.

Had the Company accounted for its goodwill under SFAS No. 142 for the years ending December 31, 2000 and 2001, the impact on reported results would have been as follows:

	Year ended December 31,
	2000	2001	2002
	(€ in millions)
	(unaudited)
Net income (loss) under U.S. GAAP, as reported	2,155.0	875.4	(303.5)
Goodwill amortization	88.3	147.2	—

Adjusted net income (loss) under U.S. GAAP	2,243.3	1,022.6	(303.5)

Basic and diluted earnings (loss) per share:
Net income (loss) under U.S. GAAP, as reported	2.65	0.97	(0.34)
Goodwill amortization	0.11	0.16	—

Adjusted net income (loss) under U.S. GAAP	2.76	1.13	(0.34)

m)    Additional disclosures required under U.S. GAAP

Investments in marketable equity securities

Unrealized holding gains and losses for available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Market value
	(€ in millions)
December 31, 2001	319.9	92.0	33.5	378.4
December 31, 2002	293.7	68.4	44.4	317.7

The change in net unrealized holding gains (losses) on available-for-sale securities that have been included in the separate component of shareholders’ equity during 2001 and 2002 was €(21.2) million and €(24.3), respectively, net of taxes.

Valuation and qualifying accounts

Provisions for doubtful accounts, obsolete inventories and valuation allowance for deferred tax assets are as follows for the years ended December 31, 2000, 2001 and 2002, respectively:

	Balance at beginning of year	Additions	Deductions	Other	Balance at end of year
	(€ in millions)
2002
Provision for doubtful accounts	6.1	11.7	(4.7)	(1.0)	12.1
Obsolescence provision	35.0	26.4	(20.3)	2.2	43.3
Valuation allowance for deferred tax assets	75.1	—	—	17.1	92.2
2001
Provision for doubtful accounts	5.4	1.9	(1.5)	0.3	6.1
Obsolescence provision	29.1	13.0	(12.3)	5.2	35.0
Valuation allowance for deferred tax assets	58.8	—	—	16.3	75.1
2000
Provision for doubtful accounts	—	5.9	(0.2)	(0.3)	5.4
Obsolescence provision	24.5	21.2	(19.3)	2.7	29.1
Valuation allowance for deferred tax assets	62.6	—	—	(3.8)	58.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The Group leases tangible assets, including buildings and machinery and equipment, under long-term arrangements. As of December 31, 2002, the approximate future minimum lease payments under non-cancelable capital leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows under IFRS:

(€ in millions)
Year ending December 31,
2003	78.1
2004	78.9
2005	75.7
2006	48.4
2007	49.9
After 2007	841.1

Total minimum lease payments	1,172.1
Less amount representing interest	(500.0)

Present value of minimum lease payments	672.1

Segment information

The accounting policies of the reportable segments are the same as those described in Note 1, Accounting Principles. Segment sales include inter-segment sales valued at arm’s length prices. The Group evaluates the performance of its operating segments and allocates resources to them based on operating performance, which is equivalent to segment result.

Investments in associated companies by Segment

	As of December 31,
	2000	2001	2002
	(€ in millions)
Magazine Paper	76.4	75.1	67.5
Newsprint	—	—	—
Fine Paper	55.7	49.5	27.3
Packaging Boards	—	100.2	—
Timber Products	—	—	—
Merchants	—	—	—
Forest	—	—	29.2
Other	81.5	81.9	87.7

Total	213.6	306.7	211.7

Derivative financial instruments

The net gain representing hedging instruments’ ineffectiveness included in net financial items in the income statement for the year ended December 31, 2002 amounted to €40.7 million, compared to a loss of €81.6 million as of December 31, 2001. Of this amount a gain of €41.8 related to foreign currency exposure and a loss of €1.1 million related to hedging exposure on commodity prices, compared with a loss of €84.4 million and a gain of €3.2 million, respectively, as of December 31, 2001.

The estimated net amount of the unrealized gains and losses as of December 31, 2002 expected to be reclassified as earnings within the next twelve months amounted to a gain of €256.3 million. Of this amount a gain of €51.7 million represents foreign currency exposure and a gain of €204.6 million relates to hedging exposure on commodity prices.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The Group’s intangible assets totaled to €73.3 million and consisted of capitalized and purchased software of €47.8 million, patents and trademarks of €9.8 million and other intangible assets of €15.7 million. The Group does not have indefinite lived intangible assets.

The amortization expense of identifiable intangible assets subject to amortization and recorded in books as of December 31, 2002, is expected to be approximately €16.4 million for each of the next five years.

Restructuring provisions

Stora Enso closed down Papyrus GB Limited, its merchant division in the UK, during the second quarter of 2002. Although rationalization of Papyrus GB has taken place in recent years, it has not been possible to reach a satisfactory level of profitability.

The closure will lead to redundancies for the majority of the 214 employees and a provision of €9.4 million was recorded based on negotiations and agreements with elected employee representatives. A restructuring cost of €15.4 million was recorded for other exit costs including termination of lease contracts, write-down of inventories and receivables. These restructuring charges, totaling to €24.8 million, were recorded through current period net income. The remaining provision as of December 31, 2002 amounted to €5.9 million.

As a part of the asset improvement plan the Group decided to close down the paper machine no.1 in Summa paper mill, Finland. The machine shutdown led to redundancies for 170 employees and the provision for redundancy payments was €3.4 million. Other exit costs amounted to €5.4 million, which consisted of clean up, restoration costs and inventory write-downs. The restructuring charges were recorded in the third quarter of 2002 totaling to €8.8 million. The remaining provision as of December 31, 2002 amounted to €7.0 million.

Environmental remediation

As of December 31,2002, the environmental remediation liabilities accrued by the Group totaled to €54.5 million. This amount mainly consists of cleaning of mercury and other contamination in Sweden and Finland; of this amount €9.8 million relates to clean-up activities in Falun copper mine in Sweden. This accrual is based on an agreement made between Stora Enso and the City of Falun.

In addition, an accrual of €9.7 million has been recorded for mercury contamination in port basin of Skutskär, Sweden and an accrual of €9.4 million relates to a contaminated plant site in Skoghall, Sweden. The remaining €25.6 million comprises smaller accruals for various contaminated sites mainly in Finland.

Commitments

Stora Enso Oyj has guaranteed the loan debt of many of its subsidiaries to a maximum of €732.9 million as of 31 December 2002. These guarantees have different maturity dates none of which any later than 2010 with the exception of two guarantees amounting to €61,9 million each which mature in 2018 and 2023.

In the course of commodity derivative activities the group has entered into a number of guarantees amounting to €254.1 million as of 31 December 2002. These guarantees have variable maturity dates none of which any later than December 31, 2010.

Stora Enso Oyj guaranteed the pension liabilities of Swedish subsidiaries at the time of the 1998 merger. As of December 31, 2002, the guarantee amounted to €278.2 million and the maturity date cannot be determined with certainty.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has other guarantees relating to leasing agreements, environmental and state agencies and suppliers amounting to €41.6 million whose maturity dates are not later than 2010.

In addition, the Group has a contingent liability related to the sale and purchase agreement (dated 9 February 1994) between Stora Kopparberg Bergslags AB (the seller) and Wahid Vermögensverwaltungs GmbH (the buyer) in relation to the disposal of Tarkett Inc, which includes a number of indemnification clauses including claims relating to exposure to hazardous substances, environmental claims, taxation, pending litigation, business sales and reorganization.

All claims in relation to taxation, pending litigation, business sales and reorganization clauses are believed by management to have been settled and no further actions are expected. The sellers’ maximum aggregate liability pursuant to the indemnification provision in relation to hazardous substances is limited to $62.5 million (€59.6 million). The sellers’ maximum aggregate liability pursuant to the indemnification provision in relation to on-site environmental liabilities is limited to SEK 328 million (€35.8 million). The seller’s liability for indemnity damages for off-site environmental liabilities is without limitation. The seller has already settled and is party to a number of proceedings relating to off-site liabilities. The Group does not expect any more claims and are of the opinion that the aggregate liability for these claims will not exceed €1 million, however this amount is subject to uncertainty. The limitations period with respect to claims expires in 2024.

n)    Classification differences

Consolidated income statement

In accordance with IFRS, the Group classifies gains on sale of fixed assets as a component of operating profit. Under U.S. GAAP, these items would be classified as a component of non-operating profit.

In accordance with IFRS, gains and losses resulting from extinguishment of debt are classified as a component of net financial items. Under U.S. GAAP, before the adoption of SFAS No. 145 Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002, these items are classified as an extraordinary item, net of related income tax.

Deferred taxes

In accordance with IFRS, the Group classifies all deferred tax assets and liabilities as non-current. Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related non-tax asset or liability, to the extent applicable. Under U.S. GAAP €8.6 million and €8.8 million as of December 31, 2001 and 2002, respectively, would be classified as current deferred tax assets arising from the elimination of inter-company profit in inventories, whereas €27.6 million and €66.0 million as of December 31, 2001 and 2002, respectively, would be classified as current deferred tax assets arising mainly from inventory items and other temporary items, post-retirement benefit accruals and accrued bonuses. In addition, €0.8 million and €11.4 million as of December 31, 2001 and 2002 would be classified as current deferred tax liabilities arising mainly from untaxed reserves and unrealized hedging gains and losses.

o)    New accounting standards

SFAS No. 146

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Group is currently assessing the impact of this statement on our results of operations and financial condition.

FIN 45

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands on the accounting guidance of SFAS No. 5, Accounting for Contingencies, Related Party Disclosures, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective for us on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements for periods ending after December 15, 2002. The Group is currently evaluating the impact of this statement on our results of operations and financial position.

FIN 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). Under that interpretation, certain entities known as “Variable Interest Entities” (“VIEs”) must be consolidated by the “primary beneficiary’” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be applicable to the financial statements for the fiscal year ending December 31, 2003. The disclosure requirements in FIN 46 are effective for financial statements for periods ending after December 15, 2002. We have completed the assessment of our relationships with potential VIEs in accordance with paragraph 26 of FIN 46. We have not identified any relationships that would have a material impact on the disclosures or on our results of operations or financial position.

SFAS No. 148

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—An amendment of FASB Statement No. 123. SFAS No. 148, which is applicable to financial periods ending after December 15, 2002, amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods for transition to SFAS No. 123 fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions to require prominent disclosure about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Group has elected to continue to apply the measurement provisions of APB Opinion No. 25 Accounting for Stock Issued to Employees.

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. The Group is currently evaluating the impact of this statement on our results of operations and financial position.

SFAS No. 150

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003. The Group is currently evaluating the impact of this statement on our results of operations and financial position.