Form 20-F
period 2003-12-31
STORA ENSO CORP
filed 2004-04-26
CIK 1120557

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15112

STORA ENSO OYJ

(Exact name of Registrant as specified in its charter)

Stora Enso Corporation

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Kanavaranta 1

FIN-00160 Helsinki

Finland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Series R Shares, nominal value €1.70 each, represented by American Depositary Shares	New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of Series R shares, nominal value €1.70 each, outstanding on December 31, 2003: 656,870,040

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

Item 17 ☐            Item 18 ☒

i

INTRODUCTION

In this annual report, the terms “Company,” “we,” “us,” and “our” refer to Stora Enso Oyj or Stora Enso Oyj and its subsidiaries, as the context may require. As used herein, the term “Finnish State” refers to the Republic of Finland.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in euros. As used in this annual report:

•	“euro” or “€” means the common currency of those member states of the European Union (“EU”) participating in the Economic and Monetary Union;

•	“U.S. dollar” or “$” means the lawful currency of the United States of America;

•	“Swedish krona,” “Swedish kronor” or “SEK” means the lawful currency of the Kingdom of Sweden;

•	“British pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” means the lawful currency of Canada; and

•	“Chinese renminbi” means the lawful currency of the People’s Republic of China.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board, and include the financial statements of Stora Enso Oyj and our subsidiaries.

Amounts previously reported for our consolidated net profit and shareholders’ equity under IFRS differ from those amounts shown for all periods presented in this annual report. The amounts presented in this annual report have been restated under IFRS in connection with the change of our accounting treatment for disability benefits under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan. A discussion of the impact of the restatement on our consolidated net profit and shareholders’ equity is included in note 1 to our consolidated financial statements beginning on page F-1 of this annual report.

A reconciliation of amounts reported under IFRS to the amounts determined under generally accepted accounting principles in the United States (“U.S. GAAP”) and a discussion of the principal differences between IFRS and U.S. GAAP are set out in note 28 to our consolidated financial statements.

In this annual report, we are using “operating profit excluding non-recurring items and goodwill amortization” as a non-GAAP measure for the operating performance of our respective product areas. Operating profit excluding non-recurring items and goodwill amortization for our respective product areas equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Main non-recurring items for each of the years 2001, 2002 and 2003 are described under “Item 3. Key Information—Selected Financial Data.” Such non-recurring items are included in the items not reflected in operating profit excluding non-recurring items and goodwill amortization. Management believes that, besides operating profit, operating profit excluding non-recurring items and goodwill amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding non-recurring items and goodwill amortization is presented to enhance the understanding of our historical operating performance. Operating profit excluding non-recurring items and goodwill amortization, however, should not be considered as an alternative to IFRS or U.S. GAAP measures of operating profit as an indicator of our operating performance. Operating profit excluding non-recurring items and goodwill amortization is not a measure of operating performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding non-recurring items and goodwill amortization is not meant to be predictive of potential future results.

FORWARD-LOOKING STATEMENTS

This annual report contains statements about our business that are not historical facts but, rather, are statements about future expectations, and may constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipates,” “believes,” “expects,” “intends,” “should” and similar expressions as they relate to our Company or our management are intended to identify forward-looking statements. Forward-looking statements in this annual report are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements, some of which are beyond our control. These factors include those described below under “Risk Factors” and in documents that we file with the Securities and Exchange Commission (the “SEC”) from time to time, as well as:

•	the impact of general economic conditions in Europe, North America, Asia and in other regions in which we currently do business;

•	industry conditions, including competition and fluctuation in prices of our products and the raw materials used to make them;

•	operating factors, including continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by our targeted customers, and success of existing and future collaboration arrangements;

•	changes in business strategy or development plans or targets;

•	changes in the degree of protection created by our patents and other intellectual property rights;

•	changes in laws and regulations, including monetary convergence and the further implementation of the EU’s Economic and Monetary Union;

•	fluctuation in interest and exchange rates; and

•	access to capital markets.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following table presents selected consolidated financial information of Stora Enso. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2003 have been derived from our audited consolidated financial statements for the relevant periods.

Amounts previously reported for our consolidated net profit and shareholders’ equity under IFRS differ from those amounts shown below for all periods presented. The amounts shown below have been restated under IFRS in connection with the change of our accounting treatment for disability benefits under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan. A discussion of the impact of the restatement on our consolidated net profit and shareholders’ equity is included in note 1 to our consolidated financial statements beginning on page F-1 of this annual report.

We report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 28 to our consolidated financial statements.

Solely for the convenience of the reader, the euro amounts for 2003 have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003, which was $1.00 = €0.7938.

	As of and for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	$
	(in millions, except per share amounts)
INCOME STATEMENT DATA
IFRS (Restated)
Sales	10,636	13,017	13,509	12,783	12,172	15,334
Operating costs	7,677	9,394	9,926	9,716	9,673	12,186
Depreciation, amortization and impairment costs	911	1,129	1,268	2,442	1,200	1,512
Other operating expenses/(income)	631	150	840	803	828	1,043
Operating profit (loss)(1)	1,417	2,344	1,475	(178)	471	594
Net financial items	(267)	(293)	(344)	(206)	(237)	(299)
Share of results of associated companies	10	20	80	15	(23)	(29)
Profit (loss) before tax and minority interest(1)	1,160	2,071	1,211	(369)	211	(265)
Income tax expenses	(397)	(642)	(296)	128	(67)	(84)
Profit (loss) after tax(1)	763	1,429	915	(241)	144	(181)
Minority interests	(5)	(14)	3	0	(6)	(7)
Net profit (loss) for the period(1)	758	1,415	918	(241)	138	174
Basic earnings (loss) per share	1.00	1.74	1.02	(0.27)	0.16	0.20
Diluted earnings (loss) per share	1.00	1.74	1.02	(0.27)	0.16	0.20
U.S. GAAP
Net income (loss) from operations	1,182	3,186	1,531	(152)	581	732
Net income (loss) for the period	550	2,155	875	(304)	234	295
Basic earnings (loss) per share	0.72	2.65	0.97	0.34	0.28	0.35
Diluted earnings (loss) per share	0.72	2.65	0.97	0.34	0.28	0.35

BALANCE SHEET DATA
IFRS (Restated)
Cash and cash equivalents	642	744	247	169	202	254
Operating capital(2)	12,511	16,423	15,960	13,100	13,548	17,067
Total assets	16,038	21,323	20,558	18,214	17,942	22,603
Total indebtedness	5,769	6,856	6,410	5,176	5,174	6,518
Net indebtedness(3)	4,782	5,183	4,820	3,055	3,919	4,937
Minority interests	202	149	50	30	60	76
Share capital	1,278	1,576	1,542	1,530	1,469	1,851
Shareholders’ equity	5,891	8,476	8,885	8,035	7,953	10,019
Long-term debt	3,846	5,515	5,182	4,525	3,405	4,289
U.S. GAAP
Total assets	16,785	23,306	22,327	19,736	18,542	23,358
Shareholders’ equity	6,190	10,026	10,283	9,185	8,364	10,536

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,459	2,161	1,539	1,426	1,689	2,128
Net cash used in investing activities	(579)	(2,911)	(883)	(257)	(1,072)	(1,350)
Net cash used in financing activities	(845)	(853)	(1,145)	(1,234)	(570)	(718)
Dividends per share	0.40	0.45	0.45	0.45	0.45	1.00

OTHER FINANCIAL DATA
IFRS
Capital expenditures	740	769	857	878	1,248	1,572
Average number of shares outstanding (1,000)	759,580	812,040	901,506	889,606	851,128	851,128

	For the year ended December 31,
	1999	2000	2001	2002	2003
	(deliveries in thousands of metric tons, except as otherwise indicated)
SELECTED OPERATING DATA
Publication paper	5,878	6,403	6,902	6,807	6,954
Fine paper	2,912	3,262	3,448	3,432	3,591
Packaging board	3,196	3,306	2,509	2,910	3,006
Wood products (in thousands of cubic meters)	4,637	4,880	4,860	5,112	5,822

(1)	In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss) by product area, which excludes goodwill amortization and non-recurring items. Operating profit in the tables above includes net non-recurring items totaling €103 million in 1999, consisting mainly of gains on sale of shares and business operations; €446 million in 2000, consisting mainly of capital gains from the sale of power assets and the Stockholm office building, a surplus in the Swedish pension system, asset write-downs and closing costs related to mill closings, and a one-time increase in costs due to inventory fair valuation in the Consolidated Papers acquisition; €(8) million in 2001, consisting mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH; €(1,078) million in 2002, consisting mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and the United States; and €(54.4) million in 2003, consisting mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada.
(2)	Operating capital represents the sum of fixed assets and other long-term investments (excluding investments in associated companies and in marketable equity securities, non-current loan receivables, and deferred tax assets), inventories, short-term receivables, pension and other provisions, other long-term liabilities and other current liabilities.
(3)	Net indebtedness consists of net interest-bearing liabilities.

Exchange Rates

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

The average Noon Buying Rates have been calculated based on the Noon Buying Rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for the reader’s convenience. These are not necessarily the rates we used in the preparation of the financial statements and we make no representation that euros or Swedish kronor could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

Solely for the convenience of the reader, certain euro amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2003, which was $1.00 = €0.7938.

	Euros per U.S. Dollar
Year	Average	High	Low	Period- end
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1037	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004 (through April 22)	0.8156	0.8437	0.7780	0.8431

Interim Periods	High	Low
2003
October	0.8624	0.8451
November	0.8759	0.8337
December	0.8364	0.7938
2004
January	0.8072	0.7780
February	0.8048	0.7785
March	0.8273	0.8044
April (through April 22)	0.8437	0.8092

	Swedish Kronor per U.S. Dollar
Year	Average	High	Low	Period- end
1999	8.3007	8.6500	7.7060	8.5050
2000	9.2250	10.3600	8.3530	9.4440
2001	10.4328	10.8810	9.5227	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004 (through April 22)	7.5263	7.7330	7.0850	7.7100

Interim Periods	High	Low
2003
October	7.8140	7.5970
November	7.9150	7.5200
December	7.5420	7.1950
2004
January	7.4120	7.0850
February	7.4330	7.1580
March	7.6620	7.3660
April (through April 22)	7.7330	7.4650

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

Our largest raw material costs are for recycled fiber and pulpwood. A significant increase in prices for these raw materials would significantly increase our production costs and could have a material adverse effect on our business, financial condition or results of operations if we were unable to increase our product prices sufficiently to maintain margins.

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

Our ability to meet shifts in consumer demand will depend upon our ability to correctly anticipate changes in consumer preferences and our ability to develop and produce new products on a competitive and economic basis. There can be no assurances that we will be able to meet changes in consumer preferences in the future, which could have a material effect on our business, financial condition or results of operations and our ability to meet our obligations.

We could encounter difficulty in financing the significant capital investments, including future acquisitions, that may be necessary to achieve our growth plans.

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

The forest products industry has experienced consolidation driven in part by a desire to achieve economies of scale and synergies. As part of our strategy, we will seek further growth through acquisitions of, or mergers with, other paper and/or forest products companies to stay competitive with our increasingly larger competitors or to enhance our position in our core areas of operation. This strategy entails risks that could negatively impact our business, financial condition or results of operations. These risks include unidentified liabilities of the companies we may acquire or merge with, the possible inability to successfully integrate and manage acquired operations and personnel, the potential failure to achieve the economies of scale or synergies sought and the diversion of management’s attention away from other ongoing business concerns. In addition, we may not be able to identify attractive acquisition or merger opportunities and might not be able to make acquisitions or mergers on attractive terms. Regulation of merger and acquisition activity by the EU or the United States might also limit our ability to make future acquisitions or mergers. We might also be required to record significant impairment related to goodwill or other intangible assets in connection with possible future acquisitions.

If we are unable to continue importing wood from Russia and the Baltic countries, we may be forced to pay higher prices for this key raw material or alter our manufacturing operations.

In 2003, we depended on suppliers in Russia and the Baltic countries (Estonia, Latvia and Lithuania) for approximately one-fifth of our annual wood requirements in Finland and Sweden. As a result of economic, political, legal or other difficulties or restrictions as well as further development of a domestic forest product industry in these countries and the resulting growth in domestic raw material needs, our supply of raw materials from Russia and the Baltic countries may be interrupted or limited. In case of a significant interruption or limitation in the supply of raw materials from these areas, we would seek to obtain raw materials from other sources, but there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition or results of operations.

Exchange rate fluctuations may have a significant adverse impact on our financial results.

As a result of the global nature of our business, changes in foreign currency exchange rates could have an adverse effect upon our business, financial condition and results of operations. Currency fluctuations affect us because the majority of our operating costs are denominated in euros and U.S. dollars, while a proportionately larger share of our sales are denominated in certain other currencies, including British pound sterling. In addition, the proportion of our operating costs denominated in Swedish kronor is substantially higher than the proportion of our sales that is denominated in Swedish kronor.

Our reported earnings may be affected by fluctuations between the euro, which is our accounting currency, and the non-euro currencies in which our various subsidiaries report their results of operations. In addition, appreciation of the euro compared with the U.S. dollar would reduce the competitiveness of the products we produce in Europe against imports from the United States, leading to lower sales and earnings. Furthermore, the euro value of our sales and earnings in U.S. dollars would be further reduced if the euro continued to appreciate against the dollar. As a result, currency exchange rate fluctuations between the euro and other currencies, such as the British pound sterling or U.S. dollar, could have a material adverse effect on our business, financial condition or results of operations.

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

We have operations in countries outside of Western Europe and North America, including Brazil, Russia, Thailand and the People’s Republic of China. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors could have a material adverse effect upon our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our operations are located currently have foreign exchange controls that have a significant effect on us, most of these countries have imposed foreign exchange controls in the recent past, and no assurance can be given that these countries will not reinstitute these controls in the future.

We rely on outside suppliers for the majority of our electricity needs and are therefore susceptible to increases in electricity prices and electricity shortages.

Electricity is one of the most significant components of our production costs. Historically, electricity has represented approximately seven percent of our production costs. In the past, we met almost all of our electricity needs in Finland and Sweden from our own internal production. In 2003, we relied on outside suppliers for approximately 47 percent of our electricity needs in Finland and Sweden. Also in 2003, we relied on outside suppliers for approximately 77 percent of our electricity needs in North America. As a result of this dependence on outside suppliers, increases in the price of electricity could have a material adverse effect on our business, financial condition or results of operations if we are not able to increase the prices of our products accordingly. In addition, an electricity shortage could force us to curtail production.

A few significant shareholders may influence or control the direction of our business.

The Finnish State controls approximately 24.3 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 23.7 percent of our voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of shareholders, such as the approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election of the members of our board of directors. To the extent matters presented to our shareholders require approval of a particular percentage of shares represented at a meeting of shareholders or of a super majority of outstanding shares, these investors may be able to significantly influence the outcome of the vote. For a description of significant holdings, see “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Item 4.    Information on the Company.

General

Stora Enso Oyj is the largest paper and board manufacturer in Europe and the largest paper and board manufacturer in the world based on production capacity, with 15.6 million metric tons of annual paper and board production capacity and leading market positions in many of our core businesses. Domiciled and incorporated under the laws of the Republic of Finland, we have production facilities in 20 countries on three continents. Our core product areas are paper, packaging boards and forest products. The principal markets for our products are Western Europe and North America. We distribute our products through our own global marketing network, which has an established presence on six continents with more than 30 sales companies and a number of independent agents.

As of December 31, 2003, we had total assets of approximately €17.9 billion ($18.2 billion) and approximately 42,800 employees. In 2003, we had sales of approximately €12.2 billion ($12.8 billion), approximately 89 percent of which were outside Finland and Sweden.

We were created through the 1998 merger of the Swedish company Stora Kopparbergs Bergslags Aktiebolag (publ) (“STORA”) and the Finnish company Enso Oyj (“Enso”), which established us as a leader in the global forest products industry. Since then, our management team has concentrated on integrating the two companies and has significantly reduced operating costs and improved the combined company’s financial performance. This has been accomplished by focusing on our core businesses, divesting non-core businesses, improving operating efficiencies and reducing administrative costs.

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

Historically, we have satisfied a significant portion of our raw material needs internally from our own forest lands. However, after the divestments of our forest lands in Finland in 2002 and in Sweden and Canada in 2004, we currently have long-term wood procurement arrangements relating to those forest lands. The principal raw material required in the manufacture of paper and board products is pulp, which is produced from wood cut for that purpose and from sawmill residues as well as from recycled fiber. Our purchases and sales of pulp on the market are largely in balance and we are able to satisfy a substantial portion of our pulp needs internally. A limited portion of the pulp we produce is made with wood from our own forest lands. In addition to pulp, the manufacture of paper and board products requires significant amounts of energy. We have our own power plants at certain of our mills. These power plants supply approximately 53 percent of our electricity needs in Finland and Sweden.

Stora Enso Oyj is a stock corporation incorporated under the laws of the Republic of Finland. Stora Enso Oyj’s registered office is located at Kanavaranta 1, FIN-00160, Helsinki, Finland; telephone +358 20 46 131. Our agent for U.S. federal securities law purposes is Stora Enso North America Corp., located at 510 High Street, Wisconsin Rapids, Wisconsin 54495-8050, the United States of America.

Strategy

We operate and we are managed as a single industrial group. Our core products are graphic and office papers, newsprint, packaging boards and wood products.

Our strategic goal is to increase the value of our company through profitable growth generated by targeted capital expenditure, mergers and acquisitions, world-class facilities, continuous performance improvement and excellent management resources.

We strive to be a sustainable forest products company renowned for operational excellence and superior performance. We believe that the key to achieving this is enhanced competence and know-how supported by commitment to shared values.

We aim at being our customers’ first choice by providing services that support our customers’ product development and enhance their value creation. We also intend to continue our product development to improve existing products and production processes and to develop new products.

Our target for return on capital employed is 13 percent per annum as an average over the cycle, compared to the weighted average cost of capital of 8.7 percent for the year 2003. Our target for the debt to equity ratio is to reach a level at or below 0.8, and we seek to maintain our capital expenditure at a level that does not exceed depreciation over the cycle.

Fiber strategy amended to reduce costs

Our fiber strategy seeks to secure high quality, cost-competitive raw materials from socially and environmentally sustainable sources. Our aim is to reduce raw material costs, which currently account for approximately 20 percent of our costs.

Our main raw materials are wood, recovered paper and purchased pulp. The most important elements of our fiber strategy are own production of pulp and wood products and sourcing of wood from mainly external suppliers. We seek to ensure the availability of different types of fiber from multiple sources through our fiber sourcing and pulping operations.

Disciplined acquisition policy supports core business development

We have adopted a disciplined acquisition policy. According to this policy, each merger or acquisition must support core business development, provide customer and production synergies, and be in line with the market outlook.

We have identified three ways of increasing our assets: expansion in our existing core products in existing markets such as Europe and the United States; expansion in our existing core products into new markets such as Russia, South America and Asia; and expansion into new branches of the forest products industry or related business segments in existing markets.

According to our acquisition policy, each expansion must meet the financial targets of being earnings per share and cash earnings per share accretive after one year following the acquisition. In the near-term, each expansion must yield more than our weighted average cost of capital and, in the long-term, clearly support our target for return on capital employed of 13 percent per annum over the cycle.

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

In 1962, STORA began expanding outside Sweden by building a pulp mill in Nova Scotia, Canada. In 1966, STORA acquired a majority of the shares of Grycksbo Pappersbruk AB, the largest fine paper mill in Sweden. In the late 1970s, the global economy went through a deep recession, which had a serious effect on the forest products and metal industries. In response, STORA restructured its operations, selling its steel operations to SSAB Oxelösund AB, a newly established Swedish steel company, and focusing entirely on its forest products operations. In the 1980s and 1990s, STORA actively participated in the consolidation of the forest products industry by acquiring several forest products companies and units including Billerud, a Swedish paper and board manufacturer, in 1984; Papyrus and Kopparfors, each, a Swedish paper manufacturer, in 1987; and Feldmühle Nobel, a German industrial group with paper and board operations, in 1990. Through these acquisitions, STORA also acquired significant non-forest products industry operations, most of which were divested prior to the merger with Enso.

Enso

Enso started operations in the 1870s when Hans Gutzeit, a Norwegian entrepreneur, opened a sawmilling company in southern Finland with the support of Norwegian investors. The business was incorporated in 1896. In the early 1900s, Enso expanded the sawmilling business by opening a pulp mill to use sawdust and waste wood generated by the sawmilling. Enso also began to acquire forest lands and, in 1907, purchased its first paper mill. In 1916, Enso became the first company listed on the Helsinki Stock Exchange. In 1918, a group of Norwegian investors sold 61 percent of Enso’s outstanding share capital to the Finnish State. During the 1930s, Enso acquired several forest products companies and built new facilities. By the end of the 1930s, Enso had become the third largest pulp producer in Europe. Enso’s operations suffered considerably as a result of World War II but, in the late 1940s and early 1950s, it invested heavily in new pulp mills and paper machines.

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

Principal Shareholders

The Finnish State controls approximately 24.3 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 23.7 percent of Stora Enso’s voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of our shareholders. See “Item 3. Key Information—Risk Factors—A few significant shareholders may influence or control the direction of our business” and “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Corporate Structure

We organize our businesses into three core product areas, which are paper, packaging boards and forest products. The following chart illustrates the principal products of our core product areas and the principal uses for these products:

PAPER

PUBLICATION PAPER		FINE PAPER	MERCHANTS

Magazine Paper	Newsprint

Products

Graphic (coated) papers

Office (uncoated) papers

Speciality papers

Uses

Document printing,

commercial printing, high quality books, labeling, print-on-demand applications, and protecting, transporting and identifying products

Sale and distribution of fine paper and paper products for Stora Enso and third parties

Products

Uncoated papers

(supercalendered and machine finished)

Coated papers (light-weight coated, medium-weight coated, heavy-weight coated and machine finished coated)

Uses

Magazines, printed products for advertising, catalogs and direct marketing products

Products Standard newsprint Newsprint specialities Uses Newspapers, newspaper supplements, advertising leaflets, telephone directories and paper-back books

PACKAGING BOARDS	FOREST PRODUCTS

Products Liquid packaging boards Cupstocks Cartonboards Containerboards Corrugated packaging Coreboards Cores Laminating papers	WOOD PRODUCTS	WOOD SUPPLY EUROPE

	Products Sawn and processes wood precuts and components Uses Joinery, furniture and construction industry By-products Wood chips Uses Raw material for pulp	Wood procurement and supply to our European paper mills and sawmills.

In May 2003, our core product areas were reorganized to include three global product areas: paper, packaging boards and forest products. The new paper product area operates through the publication papers, fine paper and merchants divisions. The old newsprint and magazine paper product areas were merged to form the new publication papers division. Speciality papers product unit, which was part of the packaging boards product area, forms a new business area within the new fine paper division. The new packaging boards product area comprises of the consumer boards, corrugated packaging boards, industrial papers and cores and coreboards divisions. The new forest products product area comprises of our wood products and wood procurement operations and the pulp competence center. All information in this annual report for the years 2001, 2002 and 2003 has been reclassified to reflect our new organizational structure.

In terms of production capacity, we are the world’s second largest producer of magazine paper, third largest producer of newsprint, third largest producer of graphic (coated) fine paper, sixth largest producer of office (uncoated) fine paper, largest producer of speciality papers, seventh largest paper merchant in Europe, one of the world’s leading producers of consumer packaging boards and world’s second largest producer of sawn softwood.

Business Summary

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss) by product area, which excludes goodwill amortization and non-recurring items. The following tables present our annual sales and operating profit by product area for the periods indicated:

Sales by product area

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Paper
Publication paper	5,414.4	4,715.6	4,295.7
Fine paper	3,670.4	3,427.4	3,197.7
Merchants	840.3	720.6	627.6
Packaging boards	2,671.1	2,720.2	2,761.6
Forest products
Wood products	1,180.5	1,235.2	1,400.0
Wood supply Europe	1,825.6	1,958.7	2,074.3
Elimination of internal sales; other operations(1)	(2,093.5)	(1,995.1)	(2,184.6)

Total	13,508.8	12,782.6	12,172.3

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	For the year ended December 31,
	2001		2002		2003
	(Restated)		(Restated)		(Restated)
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	782.9	852.8	(762.7)	313.6	47.2	111.1
Fine paper	328.4	394.2	67.9	298.3	100.1	153.5
Merchants	(10.1)	(7.3)	(24.7)	5.4	(8.9)	(6.7)
Packaging boards	329.1	339.8	332.3	345.3	280.5	292.4
Forest products
Wood products	4.2	11.6	30.1	44.5	6.5	26.5
Wood supply Europe	87.2	87.2	120.5	94.6	116.5	116.5
Other(2)	(46.7)	(43.5)	58.9	(52.5)	(70.5)	(51.5)

Operating profit (loss), total	1,475.0	1634.8	(177.7)	1,049.2	471.4	641.8

Goodwill amortization	—	(151.5)	—	(148.8)	—	(116.0)
Non-recurring items(3)	—	(8.3)	—	(1,078.1)	—	(54.4)

Operating profit (loss), total	1,475.0	1,475.0	(177.7)	(177.7)	471.4	471.4

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2001 consist mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH. The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada.

The following table presents our annual external sales in various geographic markets by destination and invoice origin for the periods indicated:

	Sales by destination			Sales by invoice origin
	For the year ended December 31,			For the year ended December 31,
	2001	2002	2003	2001	2002	2003
	(€ in millions)
Austria	213.1	195.4	222.0	310.9	315.1	363.5
Belgium	345.1	301.3	267.2	237.8	213.2	200.8
Denmark	307.6	297.9	276.1	116.2	111.7	107.9
Finland	776.0	780.6	786.9	4,370.2	4,151.0	3,951.9
France	1,007.0	965.5	862.7	537.8	486.4	447.7
Germany	1,840.3	1,673.6	1,616.1	1,489.9	1,442.2	1,381.8
Italy	403.2	391.5	380.7	0.6	0.1	0.1
The Netherlands	581.9	488.4	491.9	247.6	234.0	226.4
Portugal	71.3	60.9	64.9	80.3	59.7	50.5
Spain	445.5	463.4	499.4	139.4	141.5	145.6
Sweden	1,026.6	1,034.2	994.4	2,980.2	2,895.6	2,840.2
United Kingdom	1,324.8	1,053.4	979.3	157.2	59.1	23.4
Other European Union	197.8	197.4	203.9	0.2	0.1	—

Total European Union	8,540.2	7,903.5	7,645.5	10,668.3	10,109.7	9,739.8
Other Europe	813.2	981.4	897.8	252.4	290.1	390.6

Total Europe	9,353.4	8,884.9	8,543.3	10,920.7	10,399.8	10,130.4
Canada	169.4	160.0	143.7	384.0	290.2	287.7
China	188.8	201.5	228.6	111.6	122.3	109.4
United States	2,469.7	2,267.3	1,918.3	2,067.2	1,909.6	1,583.6
Others	1,327.5	1,268.9	1,338.4	25.3	60.7	61.2

Total	13,508.8	12,782.6	12,172.3	13,508.8	12,782.6	12,172.3

Paper

In May 2003, our core product areas were reorganized to include three global product areas: paper, packaging boards and forest products. The new paper product area operates through the publication paper, fine paper and merchants divisions.

Publication Paper

In connection with the reorganization of our operations in May 2003, our old newsprint and magazine paper divisions were merged to form the new publication paper division. The papers produced by the publication paper division are used for newspapers, magazines, catalogues and direct mail in large quantities.

We are the world’s second largest producer of uncoated magazine paper and coated magazine paper, with combined annual production capacity of 4.5 million metric tons and a share of global production capacity of approximately 15 percent. Europe and North America are the principal markets for our magazine paper. Currently, we have approximately 19 percent of the European production capacity for magazine paper and approximately 13 percent of the North American production capacity for magazine paper. We are currently the world’s third largest producer of newsprint, with annual production capacity of approximately 3.6 million metric tons and a share of global production capacity of approximately seven percent in 2003. The principal market for our newsprint is in Europe, where we have approximately 21 percent of the production capacity for newsprint.

Publication paper accounted for 34 percent of our sales in 2003, compared to 36 percent in 2002 and 39 percent in 2001.

The following table presents the capacity of publication paper by country or geographic area for the year ended December 31, 2003:

2003
(%)
North America	21
Germany	24
Finland	22
France	6
Belgium	7
Sweden	20

Total	100

Our magazine paper strategy is to focus on our present paper grades and to develop value-added products, such as high quality coated and supercalendered printing papers, for our principal markets in Europe and North America. We seek to be the preferred supplier for our customers by offering the best product quality and a high level of customer service. Our strategy is to enhance cost competitiveness and to further optimize our asset structure in this business area and seek growth opportunities principally in Europe and North America.

Our newsprint strategy is to utilize the natural characteristics of fiber raw materials. We use virgin fiber, fiber obtained from wood and being used for the first time in the production of pulp, for value-added products, while we use recycled fiber for standard newsprint. Our use of recycled fiber increased further when our 100 percent recycled fiber based mill in Langerbrugge, Belgium began production in June 2003. We believe that the market trend is towards more customized and varied speciality grades of newsprint. We see growth opportunities for this business area in Europe and North America.

As part of our strategy, we intend to continue to increase the specialization of our paper machines for publication papers and phase out production that does not prove to be profitable over the long term. In accordance with this strategy, we have closed down paper machine no. 1 at the Summa mill in Finland and paper machine no. 2 at the Langebrugge mill in Belgium in 2003.

The following table presents financial and statistical data regarding the publication papers product area for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	5,414.4	4,715.6	4,295.7
of which group internal sales	118.3	116.4	116.4
Operating profit (loss)	782.9	(762.7)	47.2
Operating margin	14.5%	(16.2)%	1.1%
Capital expenditure	239.7	482.2	591.6
Average operating capital(1)	4,506.4	4,202.0	3,953.2
Operating capital, year-end(2)	5,495.2	4,103.7	4,132.1
ROOC(3)	18.9%	7.5%	2.8%
Operating profit excluding non-recurring items and goodwill amortization(4)	852.8	313.6	111.1
Operating margin excluding non-recurring items and goodwill amortization(5)	15.8%	6.7%	2.6%
Average personnel	13,384	13,241	12,903

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €(1,019.6) million and €(29.5) million, respectively, and goodwill amortization of €69.9 million, €56.6 million and €34.4 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €(1,019.6) million and €(29.5) million, respectively, and goodwill amortization of €69.9 million, €56.6 million and €34.4 million, respectively.

Products

Uncoated Magazine Paper.    Uncoated magazine paper grades include supercalendered and machine finished paper. We produce supercalendered paper in the United States, Sweden, Belgium, Germany and Canada and machine-finished paper in Finland. Uncoated magazine paper is used primarily in magazines and catalogs with broad circulation. Niche products produced by the magazine paper business area include wall paper base, which is produced in Germany.

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

Newsprint.    Our newsprint products include standard newsprint and newsprint specialties. Various newsprint grades are used in newspapers, newspaper supplements, advertising leaflets, telephone directories and paperback books. Newsprint specialties include improved newsprint, book and directory papers. Raw materials used in producing newsprint include recycled fiber, mechanical pulp and, to a minor extent, kraft pulp. We produce standard newsprint in Finland, Sweden, Belgium, Germany and Canada. We produce newsprint specialties at our Finnish and Swedish mills.

Capital Expenditures

Uncoated Magazine Paper.    In 2003, we invested €52.9 million in the rebuilding of an uncoated magazine paper machine no. 6 at the Maxau mill, Germany. In 2002, we invested €28.6 million in the rebuilding of paper machine no. 3 at the Langerbrugge mill in Belgium to produce supercalendered magazine paper instead of newsprint and to increase its capacity by 50,000 metric tons to 165,000 metric tons. Our total investment for the rebuilding was €33 million and the rebuilding was completed in December 2002. We invested further €5.7 million to this paper machine in 2003. There were no major capital expenditure items in the uncoated magazine paper production area in 2001.

Coated Magazine Paper.    In 2003, we invested €6 million in the rebuilding of the magazine paper machine no. 5 and €14.8 million in the construction of a new energy plant at the Corbehem mill in France, and €27.3 million to Solaris Press paper machine no. 2 at the Kotka mill in Finland. We also invested €4.7 million to the building of a peroxide plant at our Veitsiluoto mill in Finland to enhance the quality of magazine paper. The project started in April 2003 and is scheduled for completion in May 2004. We spent €19.4 million on the rebuilding of a paper machine no. 26 at the Biron mill in the United States, and completed a €10 million investment for paper machine no. 96 and invested €5 million in the preparations for rebuilding the paper machine no. 97 at the Kimberly mill in the United States. We invested €5.3 million in a pulp conversion project at three mills, the Wisconsin Rapids pulp mill, the Biron mill and the Kimberly mill in the United States, which aims at converting the Wisconsin Rapids pulp mill to all-hardwood pulp production and integrating the output to the Wisconsin Rapids and the Kimberly mills. There were no major capital expenditure items in the coated magazine paper production area in 2002 or 2001.

Newsprint.    In 2003, we invested €201.1 million in the completion of the new paper machine no. 4 at the Langerbrugge mill in Belgium. The new machine has an annual production capacity of 400,000 metric tons and began operation in May 2003. We also invested €23.6 million in the construction of a new boiler at the Kvaersveden mill in Sweden and €9.5 million in a new thermo-mechanical pulp line at the Varkaus mill in Finland. We invested €31.1 million to a thermo-mechanical pump line to be installed at Port Hawkesbury mill in Canada and €11.3 million to rebuild the paper machine no. 16 at the Wisconsin Rapids mill in the United States, where the rebuilding was designed to significantly increase the production by enabling the transfer to higher basis weight products. In addition, we modernized our paper machine no. 1 at the Sachsen mill in Germany with €13.1 million. In 2002, we invested €254.1 million in the building of a new newsprint paper machine in Langerbrugge, Belgium. In connection with the building of the new machine, we closed down a newsprint machine in Summa, Finland, in February 2002 and a supercalendered machine in Langerbrugge in June 2003. These two machines had a combined annual capacity of 230,000 metric tons. The shut down of the machine at the Summa mill affected 170 people. We invested €14.5 million in 2001 in the rebuilding of paper machine no. 3 and the thermo-mechanical pulping plant at our Summa mill in Finland to increase the annual production capacity of paper machine no. 3 by 15,000 metric tons to 220,000 metric tons and to increase the annual production capacity of the pulping plant by 24,500 metric tons to 260,000 metric tons.

Sales

The following table describes deliveries of publication paper by paper grade for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of metric tons)
Uncoated magazine paper	1,377	1,363	1,440
Coated magazine paper	2,452	2,507	2,482
Wall paper base	42	38	39
Newsprint	3,031	2,899	2,993

Total	6,902	6,807	6,954

The following table presents sales of publication paper by geographic area for the year ended December 31, 2003:

2003
(%)
Northern Europe(1)	19.8
Continental Europe	53.8
North America	20.1
Asia Pacific	3.0
Other	3.3

Total	100.0

(1)	Northern Europe includes the Nordic countries (Finland, Sweden, Denmark and Norway), the United Kingdom and Ireland.

Competition

Like all sectors of the forest products industry, the market for magazine paper is highly competitive. Our principal competitors in uncoated magazine paper grades in the European market are UPM-Kymmene, Myllykoski Paper Oy, Norske Skog Industrier ASA and Holmen AB, and in the North American market, Abitibi-Consolidated Inc., Bowater Inc. and Norske Skog Canada Ltd. Our principal competitors in coated magazine paper in Europe are UPM-Kymmene, Myllykoski, Burgo and Norske Skog and, in the North American market, International Paper, UPM-Kymmene and Bowater Incorporated.

The market for newsprint is also highly competitive. Our principal competitors in the European newsprint market include UPM-Kymmene, Norske Skog, Holmen AB and Svenska Cellulosa. Our principal competitors in the North American newsprint market are Abitibi, Bowater and Norske Skog Canada Ltd.

The competition in both magazine paper and newsprint is principally driven by price and increasingly also by environmental considerations, including the extent of the use of recycled fiber in the paper products. In addition, especially in the area of magazine paper, quality considerations impact the purchasing decisions of our customers.

Fine Paper

We are the third largest manufacturer of coated fine paper in the world with a 13 percent share of production capacity in Europe and a 14 percent share of production capacity in the United States. We are the sixth largest manufacturer of office papers in the world with a 14 percent share of production capacity in Europe. We are the world’s largest producer of speciality papers. The total annual capacity of our fine and speciality paper production facilities is 4.4 million metric tons. In 2003, fine paper division accounted for 24 percent of our sales.

The following table presents the capacity of fine paper by country or geographic area for the year ended December 31, 2003:

2003
(%)
Finland	47
Sweden	16
North America	22
Germany	6
The Netherlands	5
China	4

Total	100

All fine paper products contain a high proportion of chemical pulp, chemicals and fillers. Our fine paper strategy is to focus on the profitable manufacture of fine paper for the graphic industry and office product distribution chains, using environmentally accepted primary fiber as a raw material. We anticipate growth opportunities for this product area principally in Europe and in Asia, where we are already operating through our own production facilities in the People’s Republic of China and a minority holding in a manufacturer in Thailand.

We produce coated fine paper in China through our subsidiary, which is partly owned by local Chinese entities. As a result of our acquisition of an additional 20 percent of the shares of the company in October 2001, we currently own 80.9 percent of the company and the local Chinese entities hold the remaining interest. Under the terms of the shareholders agreement, we may sell graphic paper in China, Hong Kong and Taiwan only through this company. The total annual capacity of the company’s coated fine paper production facilities is approximately 165,000 metric tons, and sales through the company totaled approximately €104.2 million in 2003.

In February 2004, we announced our intention to invest €38 million in the upgrading and modernizing of the paper machine and increase of its sheeting capacity at our fine paper mill in Suzhou, China. The investment is intended to improve productivity and safeguard market presence in the fast-growing Chinese market.

The following table presents financial and statistical data regarding the fine paper product area for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	3,670.4	3,427.4	3,197.7
of which group internal sales	464.8	287.4	274.5
Operating profit	328.4	67.9	100.1
Operating margin	8.9%	2.0%	3.1%
Capital expenditure	193.7	134.6	219.1
Average operating capital(1)	4,271.1	3,893.4	3,484.3
Operating capital, year-end(2)	5,215.6	4,303.8	3,874.9
ROOC(3)	9.2%	7.7%	4.4%
Operating profit excluding non-recurring items and goodwill amortization(4)	394.2	298.3	153.5
Operating margin excluding non-recurring items and goodwill amortization(5)	10.7%	8.7%	4.8%
Average personnel	10,968	9,872	9,521

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €(5.6) million, €(176.3) million and €(10.3) million, respectively, and goodwill amortization of €60.2 million, €54.1 million and €43.1 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €(5.6) million, €(176.3) million and €(10.3) million, respectively, and goodwill amortization of €60.2 million, €54.1 million and €43.1 million, respectively.

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

Products

Graphic (Coated Fine) Paper.    Coated fine paper has a pigmented surface layer, which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations. Coated fine paper is used in the production of advertising materials, brochures and high quality books and magazines. We produce coated fine paper in Finland, Sweden, the United States, Germany and China.

Office (Uncoated Fine) Paper.    Our primary uncoated fine paper products are copy and offset papers, envelope and writing papers, continuous stationery papers and digital printing papers. We produce uncoated fine paper in Finland, Sweden and the Netherlands.

Speciality Papers.    Our speciality paper products include flexible packaging papers, technical papers and label papers. Our production facilities for speciality papers are located in Finland, Germany and the United States. The speciality papers business group within our packaging boards division was created in October 2001 and transferred as a business area to our fine paper division effective on May 1, 2003.

Capital Expenditures

In 2003, we invested €82.4 million to upgrade our paper machine no. 3, €10.6 million for office paper project at the Veitsiluoto mill in Finland and €6.7 million in a graphic paper project at the Oulu mill in Finland. In addition, we invested €10.7 million in the upgrade of paper machine no. 1 and a further €15.6 million for office paper projects at the Nymölla mill in Sweden. In 2002, we invested €16.5 million in the rebuilding of paper machine no. 6 at the Oulu mill in Finland. In 2001, we invested €56.7 million in 2001 in the rebuilding of paper machine no. 6 at the Oulu mill in Finland and €22.1 million in the rebuilding of paper machine no. 2 at the Uetersen mill in Germany.

Sales

The following table describes the deliveries of fine paper by paper grade for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of metric tons)
Graphic (coated) fine paper	1,918	1,826	1,900
Office (uncoated) fine paper	1,273	1,330	1,347
Speciality papers	257	276	344

Total	3,448	3,432	3,591

The following table presents sales of fine paper by geographic area for the year ended December 31, 2003:

2003
(%)
Northern Europe	20.8
Continental Europe	40.4
North America	23.4
Asia Pacific	8.1
Other	7.3

Total	100.0

Competition

Our principal competitors in the European coated fine paper market are M-real Corporation, Sappi and UPM-Kymmene. Asian Pulp & Paper Inc. is our principal competitor in Asia. Our principal competitors in the European uncoated fine paper market are Mondi, UPM-Kymmene, International Paper and M-real Corporation. Our principal competitors in the North American market in coated fine paper are Sappi, MeadWestvaco and International Paper. We do not have operations in the uncoated fine paper market in North America.

The competition in the market for fine paper is principally driven by price and quality considerations.

Merchants

Our paper merchants act as an important link in the distribution of our fine paper products to the graphical industry. Our paper merchant operation, Papyrus, is the seventh largest paper merchant in Europe. In 2003, paper merchants accounted for five percent of our sales.

Papyrus is the leading paper merchant in the Nordic countries and its primary objective is to leverage that position to become a leading paper merchant in Europe through e-commerce and exploitation of the Papyrus brand.

The following table presents financial and statistical data regarding our paper merchants product area for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	840.3	720.6	627.6
of which group internal sales	1.8	1.8	1.8
Operating profit (loss)	(10.1)	(24.7)	(8.9)
Operating margin	(1.2)%	(3.4)%	(1.4)%
Capital expenditure(1)	5.0	0.0	25.6
Average operating capital(2)	212.0	174.0	152.5
Operating capital, year-end(3)	214.2	170.6	159.5
ROOC(4)	(3.4)%	3.1%	(4.3)%
Operating profit (loss) excluding non-recurring items and goodwill amortization(5)	(7.3)	5.4	(6.7)
Operating margin excluding non-recurring items and goodwill amortization(6)	(0.9)%	0.7%	(1.1)%
Average personnel	1,580	1,411	1,254

(1)	Includes finance lease on buildings of €21.5 million.
(2)	Average operating capital excluding goodwill.
(3)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(4)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(5)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €(24.9) million, and €0.0 million, respectively, and goodwill amortization of €2.8 million, €5.2 million and €2.2 million, respectively.
(6)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €(24.9) million, and €0.0 million, respectively, and goodwill amortization of €2.8 million, €5.2 million and €2.2 million, respectively.

The principal market for our paper merchant operations is Europe, where our customer base is primarily comprised of approximately 35,000 printers. Other customers include offices and agencies in the public and private sectors. In 2003, our products accounted for approximately 35 percent of the product range distributed. Our principal competitors in the geographic areas where we compete include PaperlinX, Antalis, Igepa, Map and Inapa. Our strength in paper merchant operations is based on the synergistic gains generated from coordination between the distribution and production at the mills.

Packaging Boards

Packaging boards produces materials for packaging applications: consumer packaging boards, graphical boards, corrugated boxes and containerboards, industrial papers for laminating industry, coreboards and cores.

We are one of the world’s leading producers of consumer packaging boards. Our annual production capacity for packaging boards is 3.3 million metric tons. Our packaging boards product area is made up of the following principal product units: consumer packaging boards, corrugated board, corrugated board raw materials, coreboard and laminating papers. In 2003, packaging boards accounted for 21 percent of our sales.

The following table presents the capacity of packaging boards by country or geographic area for the year ended December 31, 2003:

2003
(%)
Finland	56
Sweden	30
Germany	5
Other Europe	8
North America	1

Total	100

Our goal in the packaging boards product area is to achieve a market share in excess of 25 percent in selected markets and product segments through growth based on innovation and development. Our strategy is to reduce the real price of our packaging board products for customers by streamlining production and improving productivity. We expect growth within this product area to take place mainly within our existing product portfolio and through our acquisitions and our investments in new green-field operations in developing markets.

The following table presents financial and statistical data regarding the packaging boards product area for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	2,671.1	2,720.2	2,761.6
of which group internal sales	169.7	148.3	199.1
Operating profit	329.1	332.3	280.5
Operating margin	12.3%	12.2%	10.2%
Capital expenditure	294.4	140.5	170.9
Average operating capital(1)	2,696.6	2,565.8	2,518.5
Operating capital, year-end(2)	2,623.6	2,587.4	2,530.0
ROOC(3)	12.6%	13.5%	11.6%
Operating profit excluding non-recurring items and goodwill amortization(4)	339.8	345.3	292.4
Operating margin profit excluding non-recurring items and goodwill amortization(5)	12.7%	12.7%	10.6%
Average personnel	9,527	9,949	10,068

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €4.0 million, €0.1 million and €0.0 million, respectively, and goodwill amortization of €6.7 million, €12.9 million and €11.9 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €4.0 million, €0.1 million and €0.0 million, respectively, and goodwill amortization of €6.7 million, €12.9 million and €11.9 million, respectively.

The principal market for our packaging board products is in Europe but our products are sold worldwide. We believe that our strength in multilayer consumer packaging boards is based on the broad variety of different fibers used in our products, the recyclability of our products and the high level of vertical integration of our production, especially the proximity to our own pulp resources, which enables cost-efficient production.

Products

Consumer Boards.    Consumer packaging boards include liquid packaging boards, cupstock and other cartonboards. Cartonboard is used in a variety of packaging solutions for the food, pharmaceutical, cigarette and cosmetics industries and also for graphical end uses like postcards, brochures and covers. Cartonboard products include folding boxboard made of primary fiber and white lined chipboard, which is paperboard made of recycled fiber. Our liquid packaging boards are used for packaging of products such as milk, juices, soups and spices as well as in the manufacture of plastic coated drinking cups and processed food packaging for the fast food industry. We are one of the world’s leading manufacturers of consumer packaging board overall and Europe’s largest manufacturer of paper cupstock due in part to our proprietary plastic coating technology and our ability to manufacture board suitable for the different packaging and filling systems of our customers. Our consumer packaging board production facilities are located in Finland, Sweden, Germany and Spain.

Corrugated Packaging.    Corrugated board is the forest products industry’s largest single product sector. Corrugated board is used primarily in transportation packaging and may also be used in consumer packaging. Corrugated board is produced by combining layers of linerboard and fluting in a corrugated conversion process. Linerboard is paperboard used as the top and bottom layer, around the pleated paperboard fluting, in corrugated board. We both manufacture the raw materials, linerboard and fluting, and have converting operations. Our corrugated board business area currently produces corrugated packages at our converting plants in Finland, Sweden, Estonia, Latvia, Lithuania, Hungary and Russia. Our goal is to maintain our position as a leading producer of corrugated board in the Baltic Rim area, which is our principal market for corrugated board.

Corrugated Board Raw Materials.    Corrugated board raw materials are produced in Sweden and Finland. Principal products include semi-chemical fluting, which is the wave forming material for corrugated board, and white top liner, which is the white outer layer in corrugated board. We sell corrugated board raw materials worldwide.

Cores and Coreboards.    Coreboard, which is produced from recovered fibers, sometimes combined with a small portion of primary wood pulp, is used to produce paperboard tubes for the paper, textile and plastic-film industries. Global coreboard consumption is estimated at approximately 3.3 million metric tons per annum. We have an annual capacity of 310,000 metric tons of coreboard and are the leading coreboard producer in Europe. Our production of coreboard in Europe is carried out through Corenso United Oy Ltd., a venture with UPM-Kymmene, in which we hold a 71 percent interest. Corenso has production facilities in Finland, Germany, France, the United Kingdom, Spain, the Netherlands, Sweden, China and the United States. Coreboard is an essential part of our recycling strategy because waste generated from the consumption of liquid packaging board may be converted into coreboard. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions.” We have an annual capacity of 205,000 metric tons of cores.

Laminating Papers.    Our laminating paper products include brown saturated base kraft papers with and without phenolic resin impregnation used for high-pressure laminates in the manufacture of table tops, other kitchen furniture and floors as well as low-pressure laminates as surface covering for wood-based panels. Our production facilities for laminating papers are located in Finland and Malaysia.

Capital Expenditure

In 2003, we invested €29.9 million at the Baienfurt mill in Germany to enhance the folding boxboard production and €19.3 million in the new Arzamas corrugated board mill project in Russia. In Sweden, we invested €13.8 million in a finishing department improvements at the Fors mill and €20 million in the new energy 2005 investment project at the Skoghall mill, which aims to secure the future base for board production at the Skoghall mill and strengthen the mill’s energy supply to enable production with low emissions. In 2002, we invested €10.2 million in the improvements of a folding boxboard machine at the Baienfurt mill in Germany and €10.6 million in the finishing department at the Fors mill in Sweden. We invested €11.2 million in 2001 in the rebuilding of board machine no. 5 at the Imatra mill in Finland.

Sales

The following table describes our deliveries of packaging boards by board or paper grade for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of metric tons, except as otherwise indicated)
Consumer boards	2,019	2,153	2,302
Corrugated packaging	322	307	253
Cores	114	145	152
Coreboards	275	289	281
Laminating papers	149	161	170

Total	2,765	2,910	3,006

Corrugated board, millions of square meters	434	484	500

Set forth below are sales of packaging boards by geographic area for the year ended December 31, 2003:

2003
(%)
Northern Europe	26.2
Continental Europe	54.1
North America	2.8
Asia Pacific	8.4
Other	8.5

Total	100.0

Competition

Our principal competitors in the consumer packaging board market are International Paper, MeadWestvaco, Korsnäs, Frövifors, M-real, Iggesund, Mayr Melnhof and Reno de Medici. Our principal competitors in the corrugated board market are Kappa Holding BV, Smurfit and SCA. Our principal competitor in the coreboard area is Sonoco Products Company. Our principal competitors in laminating papers are MeadWestvaco and International Paper.

Forest Products

In connection with the reorganization of our operations in May 2003, our timber and forest divisions and the pulp competence center were merged to form the new forest products product area, which operates through the wood products and wood supply Europe divisions. It enables better coordination between sawmilling, pulping and wood procurement by integrating the wood supply activities in Europe and optimizing the global wood flows.

Wood Products

Product range of our wood products division includes rough and semi-finished sawn and processed wood products and components. Focus is on mass customized value-added products, like planed, finger jointed, glued, stress graded, special dried and special measured or profiled products.

We are the second largest producer of sawn softwood in the world, operating 25 sawmills and 22 further processing sites in ten countries, and are the leading European supplier of sawn timber to North America and Asia. Our aggregate annual sawmilling capacity is 7.4 million cubic meters of sawn redwood and whitewood. In 2003, wood products accounted for 8.9 percent of our sales. The main markets for our sawn and further-processed wood products are in Europe, which covers 55 percent of all of our sales. Asia covers 29 percent, North Africa and Middle East 11 percent and North America five percent of our sales. Our annual production capacity of sawn wood products is 7.4 million cubic meters, of which 2.8 million cubic meters are value-added products.

The following table presents the capacity of wood products by country for the year ended December 31, 2003:

2003
(%)
Finland	31
Austria	23
Sweden	15
Czech Republic	11
Estonia	12
Other Europe	8

Total	100

Our wood products product range is one of the most important elements of our fiber strategy. Our fiber strategy secures high quality, cost competitive raw materials from socially and environmentally sustainable sources. The aim of the strategy is to reduce raw material costs, which currently account for 20 percent of our costs, support our fiber requirements profitably and to serve customers in selected construction and interior decoration market segments worldwide. We will focus on achieving economies of scale, mill specialization and an increase in on-line, value-added, further processing of our products.

The following table sets forth selected financial and statistical data regarding our wood products group for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	1,180.5	1,235.2	1,400.0
of which group internal sales	90.3	95.8	105.4
Operating profit	4.2	30.1	6.5
Operating margin	0.4%	2.4%	0.5%
Capital expenditure	64.4	53.5	141.9
Average operating capital(1)	392.8	408.4	522.8
Operating capital, year-end(2)	549.0	533.8	811.9
ROOC(3)	3.0%	10.9%	5.1%
Operating profit excluding non-recurring items and goodwill amortization(4)	11.6	44.5	26.5
Operating margin excluding non-recurring items and goodwill amortization(5)	1.0%	3.6%	1.9%
Average personnel	3,644	3,745	4,626

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €0.0 million and €0.0 million, respectively, and goodwill amortization of €7.4 million, €14.4 million and €20.0 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €0.0 million and €0.0 million, respectively, and goodwill amortization of €7.4 million, €14.4 million and €20.0 million, respectively.

In 2001, we acquired the outstanding 26.5 percent minority holding of Stora Enso Timber Oy Ltd (“Stora Enso Timber”) from the Austrian company SPB Beteiligungsverwaltung GmbH. In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester for an aggregate purchase price of €122.6 million. Following the completion of the acquisition, the sawmilling operations of AS Sylvester became Stora Enso Timber AS. Stora Enso Timber AS operates six sawmills in Estonia and Latvia. We aim to provide further opportunities through these acquisitions for our sawmilling operations to realize the overall development potential of Stora Enso Timber.

We believe that the key strengths of our wood product area include the specialization of our sawmills, each of which concentrates on either spruce or pine milling, and the proximity of our sawmills to our paper and board mills, both of which improve efficiency.

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

Capital Expenditure

In 2003, we invested €10.7 million in the completion of a new sawmill at Pitkäranta in Russia. We also invested €6.2 million in the construction of a second sawmill at Neblochi in Russia. Our principal projects in 2002 and 2001 were the modernizations of the Ala, Kopparfors and Gruvön sawmills in Sweden.

Sales

The following table describes our wood products deliveries by timber grade for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of cubic meters)
Nordic whitewood	1,449	1,392	1,344
Nordic redwood	1,466	1,681	1,514
Central European timber	1,945	2,039	2,964

Total	4,860	5,112	5,822

Competition

Our principal competitors in the European sawmilling sector are UPM-Kymmene, Finnforest, AssiDomän and Svenska Cellulosa. In Japan, we compete with all major forest products groups in timber products.

Wood Supply Europe

Stora Enso’s wood supply business areas are located in the Baltic states, Continental Europe, Finland, Russia and Sweden. Wood Supply Europe procures and supplies about 40 million cubic meters of wood annually for our own mills in Europe.

Historically, we have satisfied a significant portion of our wood procurement needs from our own forest holdings. However, after the divestment of our forest land in Finland in 2002 and in Sweden in 2004, we currently procure wood from Finland, Sweden, the Baltic countries and Russia, where we purchase wood and have felling rights, which are contracts permitting us to harvest wood on land owned by third parties.

In 2003, our total wood consumption in Finland and Sweden amounted to 41 million solid cubic meters, of which 31 million solid cubic meters was Nordic wood and 10 million solid cubic meters was imported from outside Finland and Sweden. A total of 4.7 million solid cubic meters of wood, with a stumpage value of €122 million, was obtained from our own forests. For a discussion of our guidelines regarding our wood procurement activities, see “Item 4. Information on the Company—Environmental Matters.” In 2003, Wood Supply Europe accounted for four percent of our sales.

The goal of our wood procurement operations is to secure an undisturbed supply of wood raw materials for our operations using environmentally sustainable methods. As part of this goal, our wood procurement operations seek to develop greater coordination between our wood procurement operations in the Nordic countries and continental Europe.

The following table presents financial and statistical data regarding our Wood Supply Europe for the years indicated:

	For the year ended December 31,
	2001	2002	2003
	(Restated)	(Restated)	(Restated)
	(€ in millions, except for percentages and personnel data)
Total sales	1,825.6	1,958.7	2,074.3
of which group internal sales	1,372.0	1,514.7	1,581.7
Operating profit	87.2	120.5	116.5
Operating margin	4.8%	6.1%	5.6%
Capital expenditure	21.2	24.9	20.2
Average operating capital(1)	1,263.6	1,090.0	1,352.5
Operating capital, year-end(2)	1,272.8	906.2	1,798.8
ROOC(3)	6.9%	8.7%	8.6%
Operating profit excluding non-recurring items and goodwill amortization(4)	87.2	94.6	116.5
Operating margin excluding non-recurring items and goodwill amortization(5)	4.8%	4.8%	5.6%
Average personnel	2,176	2,265	2,599

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €25.9 million and €0.0 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2001, 2002 and 2003 excludes non-recurring items of €0.0 million, €25.9 million and €0.0 million, respectively.

We own approximately 0.1 million hectares (approximately 0.25 million acres) of forest, consisting of limited forest holdings in Canada, Portugal and certain other countries. We lease 0.6 million hectares (approximately 1.5 million acres) of forest land, mostly in Nova Scotia, Canada.

In July 2002, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41 percent of the shares in Tornator Timberland Oy and the remaining 59 percent is held by Finnish institutional investors. In December 2002, we sold Tornator Oy to Tornator Timberland Oy. As a result of the sale, we recorded a gain of €25.9 million. We have entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually.

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€149.1 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€49.5 million).

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and five percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares of our forest land in Ontario, Canada.

We also own plantations in Brazil through a 50/50 joint venture and have established plantations in South-East Asia. Stora Enso Celbi, our Portuguese forest operations, comprises 45,000 hectares (approximately 110,000 acres) of eucalyptus.

Our pulp competence centre focuses on sharing and coordinating chemical pulp-related knowledge and strategic development of our pulping assets. It comprises about 30 experts located in Karlstad and Skutskär, Sweden and Imatra, Finland. Its main activities are supporting the operational performance and technical development of our chemical pulp mills through research and development programs and knowledge sharing activities.

Capital Expenditures

In 2003, a major investment program was in progress at all of our mills in Estonia and Latvia, including several projects to add product value by increasing the kiln drying and further processing the capacity of the mills. The total investment is estimated to be approximately €30 million and, as a result of the investment, the aggregate annual capacity of the mills will be raised to over one million cubic meters of sawn wood products. In 2003, our investments in the Baltic countries totaled €32.2 million. Our principal projects in 2002 and 2001 were the modernizations of the Ala, Kopparfors and Gruvön sawmills in Sweden.

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

We consume internally a majority of the pulp we produce, but we also sell a portion of it to third parties. Pulp sold to third parties is called market pulp. Because some of our paper mills are not located near our pulp mills, we also purchase market pulp from third parties. We produced 5,024,000 metric tons of chemical pulp in 2003. We consumed 4,846,000 metric tons of this amount internally for the production of paper and board and sold the remainder to third parties. We were a net seller of pulp in 2003, with sales exceeding purchases by 178,000 metric tons.

Only a limited portion of the pulp we produce is made with wood from our own forest lands. Currently, we have limited forest holdings in Canada and Portugal and certain other countries. During the recent past, we have sold our forest lands in Finland and Sweden and part of our forest lands in the United States and Canada. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.” Approximately 13 percent of the wood used in our production of pulp in 2003 was harvested from our own forest lands. We purchase other raw materials on the world market from multiple sources of supply, including various chemicals and minerals, such as calcium carbonate, kaolin, latex, optical whitener, starch and hydrogen peroxide.

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

The following table presents our total production of pulp, the portion of our production we used internally and the portion we sold to third parties, our purchases of market pulp and the resulting balance in 2003.

	Long- fiber pulp	Short- fiber pulp	Fluff pulp	Total Pulp
	(in thousands of metric tons)
Production
Own mills	2,295	2,363	201	4,859
Associated mills (Sunila)	165	—	—	165

Total	2,460	2,363	201	5,024
Deliveries to own mills	(2,008)	(2,165)	—	(4,173)

Deliveries externally	452	198	201	851
Purchases	(222)	(451)	—	(673)

Pulp balance	230	(253)	201	178

We sold 851,000 metric tons of pulp to third parties in 2003, compared to pulp sales of 823,000 metric tons in 2002 and 822,000 metric tons in 2001.

Our pulp mills operate under product areas. The Celbi mill in Portugal and the Skutskär mill in Sweden are currently part of the fine paper product area, the Norrsundet mill in Sweden, the Kemijärvi mill in Finland and the Sunila joint venture in Finland are part of the publication paper product area and the Enocell mill in Finland is part of the packaging boards product area.

In May 2003, we, together with Aracruz Celulose S.A., announced our decision to proceed with the construction of an eucalyptus pulp mill with an annual capacity of 900,000 metric tons for Veracel Celulose S.A. in Bahia, Brazil. We will be entitled to one-half of the mill’s output.

Energy

Electricity is a significant component of our production costs, especially in the production of mechanical pulp where electricity accounts for up to 20 percent of variable costs. As a result, we own power plants located at our mills and hold substantial interests in affiliated power generators to secure a portion of our electricity needs.

The following table sets forth our total electricity procurement and electricity consumption in 2003:

	Finland	Sweden	Other Europe	North America	Asia	Total
	(Twh)
Electricity production:(1)
CHP (Combined heat and power)	4.0	1.2	1.8	1.1	0.03	8.1
Hydropower	0.3	0.0	0.0	0.1	0.0	0.4
Nuclear power	1.3	0.0	0.0	0.0	0.0	1.3
Other sources	0.9	0.0	0.0	0.1	0.0	0.9

Total	6.5	1.2	1.8	1.2	0.03	10.7
External purchasing	1.5	4.9	3.4	3.8	0.08	13.64

Total procurement	8.0	6.0	5.2	4.9	0.12	24.3

Stora Enso mill consumption	7.7	5.9	4.5	4.8	0.12	23.0
External sales	0.3	0.03	0.7	0.0	0.0	1.0

(1)	The electricity supplied by our own power plants or obtained as a result of ownership interests in power companies.

Marketing

We distribute our products through our own global marketing network with representatives in Europe, North and South America, Asia, Australia and Africa. Our marketing network is made up of more than 30 sales companies and a number of third party sales agents throughout the world.

Our marketing network markets all of our products, providing customers with “one-stop-shopping.” The fine paper and sawn timber product areas also distribute a portion of their products through their own sales channels. Our marketing and sales network consists of customer representatives, who are stationed in the sales companies and are responsible for day-to-day service contacts with customers, and product specialists, who are stationed at the mills and provide support services to the customer representatives and facilitate client contacts. Papyrus, our fine paper merchant chain, distributes our fine paper products for use in graphic printing. In addition, our wholly-owned subsidiaries, including Puumerkki Oy and Stora Enso Timber, sell timber products on both a wholesale and retail basis. We sell market pulp through our wholly-owned subsidiaries.

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

Transportation and Logistics

We are one of Europe’s largest consumers of transportation services by volume. While we manage the transport and distribution of our products internally, we utilize services of various suppliers in the transport field. Transportation costs, a significant portion of which is outsourced, represented approximately ten percent of our 2003 sales. We select transportation service providers based on long-term cost efficiency, quality, customer requirements, flexibility and environmental awareness.

Transport from the Nordic region is handled through various means, including by sea, truck and rail. Goods from our Central European mills are transported and distributed on the European continent primarily by truck. In 2000, we introduced BasePort, a new transport system for our Swedish exports. One key component of the new system is an intermodal carrier for use in shipments by rail and sea. Another key component on the sea route between Gothenburg, Sweden, and Zeebrugge, Belgium, are the new roll-on/roll-off vessels, which are ships that permit direct vehicle loading. We will implement the BasePort system gradually over a five-year period. We expect the system to result in cost-savings in transport efficiency, a reduction in emissions and energy consumption per unit weight of goods by nearly one-half, and improved customer service.

In November 2003, we entered into a new long-term agreement with Forth Ports PLC for provision of a new paper terminal facility at the Port of Tilbury, outside of London in the United Kingdom. The 15-year agreement enables us to use the Port of Tilbury as our southern entry port in the United Kingdom, for handling newsprint and other paper products from Sweden and Finland.

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

We invest substantial capital resources on environmental compliance and monitoring of the environment. In 2003, we spent €254 million on capital expenditures and operating and maintenance costs relating to environmental compliance, compared to €250 million in 2002 and €235 million in 2001. The variability in our capital expenditure and operating and maintenance costs for environmental compliance is attributable to the fact that our capital projects for such matters are generally large, though few in number. We expect these amounts generally to decrease over time as capital projects are completed. In addition, we routinely incur costs for the remediation of environmental conditions at our various facilities. Our major current remediation projects include decommissioning activities at the Falun mine in Sweden, the clean-up of mercury contamination at the former chloralkali plant at Skoghall in Sweden, the final safe disposal of mercury at the Skutskär harbor in Sweden and the remediation of soil contamination by chlorophenoles, dioxins and furanes at the former Pateniemi sawmill in Oulu, Finland. We estimate that our future liabilities relating to our past practices and those of our predecessors will total approximately €47 million.

The Clean Air Act Amendments of 1990 establish Maximum Achievable Control Technology (“MACT”) standards to reduce air emissions of hazardous air pollutants. The MACT standards for different industrial categories are being developed by the U.S. Environmental Protection Agency (“EPA”). On April 15, 1998, the EPA issued MACT regulations governing air emissions and water emissions from the pulp and paper industry, known as the Cluster Rules. Compliance with various phases of the Cluster Rules is expected to reduce the industry’s toxic air pollutant emissions and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. We are in compliance with the first phase of such rules, which became effective on April 15, 2001. The second phase of such rules will become effective on April 17, 2006. We are also in compliance with the MACT regulations applicable to kraft pulp mill, lime kiln, recovery boiler and smelt dissolving tank sources which became effective on March 13, 2004. Compliance with the paper and other web coating MACT standards will be required by December 5, 2005. We are not anticipating significant expenditures to comply with the paper and other web coating MACT standards. On February 27, 2004, EPA signed the industrial boiler MACT regulations. The rule is expected to be published in the U.S. Federal Register during the summer of 2004 and the required compliance is expected to be three years after the effective date (i.e., in 2007). These new regulations will impact the 11 solid fuel boilers in our operations in the United States. We are currently conducting a detailed review of the rule and developing a compliance plan and schedule. The rule does contain significant recordkeeping and monitoring requirements.

On March 21, 2000, the EPA issued a notice of violation and a finding of violation to our Wisconsin Rapids pulp mill alleging violations of the Prevention of Significant Deterioration and New Source Performance Standard requirements of the Clean Air Act, relating to projects implemented at the mill between 1983 and 1991. EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. The mill is continuing to defend against these allegations.

On July 11, 2002, the EPA issued a notice of violation and a finding of violation to the Niagara mill alleging violations of the Prevention of Significant Deterioration and New Source Performance Standard requirements of the Clean Air Act, relating to projects implemented at the mill from 1995 to 1997. The mill has provided the EPA with all information requested and continues to defend against the allegations.

Forestry and Wood Procurement.    Forest and environmental protection legislation in Finland and Sweden places equal importance on both the ecological and social sustainability of forests and sustainability for commercial utilization. Much of the environmental legislation to which we are subject is intended to preserve natural biodiversity. We strive to gain acceptance and recognition for our forest management and wood procurement practices through certification by independent parties. In 2003, approximately 45 percent of all the wood used by us (excluding externally purchased chips) came from certified forests. Our wood procurement operations in the United States received ISO 14001 certification in 2002, while our Canadian wood procurement has been operating with an ISO 14001 certificate since 1998.

We do not purchase wood from protected areas or areas in the process of designation for protection, unless purchases are clearly in line with the relevant conservation regulations and goals. We seek to conduct our wood procurement from other areas with significant conservation value in line with official conservation plans. Our target is to purchase fiber only from sources that are fully acceptable in sustainability terms, and recognized as such by all stakeholders. Our wood traceability system covered 98 percent of our wood supply at the end of 2003.

Content of Recycled Fiber.    In recent years, forest products companies have been subject to increasing pressure to use renewable resources in the manufacture of their products and to manufacture recyclable products. In some jurisdictions where we operate, legislation has been enacted to require minimum levels of recycled fiber in forest industry products. In 2003, we used approximately 2.1 million metric tons of recycled paper in the manufacture of our products.

Environmental Management

Environmental matters are an integral part of our operations and corporate planning. We have adopted a policy regarding environmental and social responsibility in which we commit ourselves to developing our business in accordance with the principles of ecological, social and economic sustainability. The policy stresses the importance of renewable and recycled raw materials in production. We are committed to increased transparency and strict adherence with environmental legislation, as well as to the various other standards and customs in each country where we operate, with an aim to go beyond these norms when possible.

Our Total Quality Management system serves as a link between our environmental policies and environmental protection and acts as an umbrella for a wide range of management areas, including environmental management systems (EMAS and ISO 14001). By March 2003, 100 percent of our pulp, paper and board production capacity was covered by EMAS environmental management systems (the EU Eco Management and Audit Scheme) and/or ISO 14001 certification. We believe that attention to environmental issues and introduction of environmental management systems will enhance our interaction with various interest groups, increase employee participation and generally promote our environmental awareness.

In 2003, the environmental parameters, which generally follow production levels, were higher than in 2002. Although our production increased overall, we made occasional production curtailments, which resulted in slightly higher emission levels than what would have occurred if production had continued steadily at full capacity. In 2003, as compared to 2002, emissions of SO2, NOx and fossil CO2 increased marginally more than production. In specific terms (metric tons of emissions per metric tons of production of pulp, paper and board), the increase of emissions was between 1.1 percent to 1.7 percent. However, in 2003, as compared to 2002, discharges of COD and AOX increased by 7.8 percent and 10.8 percent, respectively, principally due to the operational problems with external effluent treatment plants. In 2003, land filling of solid waste increased by eight percent as compared to 2002. Due to our significant improvements in the reduction of land filling in the recent years, including a 25 percent reduction in 2002, the performance on land filling is currently at a level where annual fluctuations in performance affect the overall performance more than single improvements. The increase in land fillings in 2003 was principally due to our sludge handling problems, which called for the temporary intermediate storage of sludge for later treatment, and our reduced need for ash for internal construction purposes.

In 2003, we had the highest total score among paper and forest companies in the Dow Jones sustainability indexes, DJSI World and DJSI STOXX.

Significant Subsidiaries

Stora Enso Oyj, our parent company, holds approximately 18 percent of the operating assets of the Stora Enso group, including packaging board and fluting mills in Imatra and Heinola in Finland, fine paper mills in Imatra, Oulu, Kemi and Varkaus in Finland, and a magazine paper mill in Kemi in Finland. Our subsidiaries conduct the substantial majority of the operations of the Stora Enso group and directly own the substantial majority of the assets of the Stora Enso group.

We have the following significant subsidiaries:

•	Stora Enso North America Corp. is a holding company for our operations in North America. It is incorporated in the United States and has its registered office in Wisconsin Rapids, Wisconsin. It has issued share capital of $2,546 million and paid us no dividends in the year ended December 31, 2003. Our parent company owns all of the issued and outstanding shares of Stora Enso North America Corp.

•	Stora Enso AB is the holding company for the shares in our Swedish companies. It is incorporated in Sweden and has its registered office in Falun. It has issued share capital of SEK 1,000 million. It acquired all the remaining assets of Stora Kopparbergs Bergslags AB, a wholly-owned subsidiary of our parent company, in June 2003. Before the acquisition, Stora Kopparbergs Bergslags AB paid us dividends of SEK 15,000 million. Stora Enso AB paid us no dividend in the year ended December 31, 2003. Our parent company owns all of the issued and outstanding shares of Stora Enso AB.

•	Stora Enso Beteiligungen GmbH is a holding company for our operations in Germany. It is incorporated in Germany and has its registered office in Düsseldorf. It has issued share capital of €106.2 million. Stora Kopparbergs Bergslags AB sold all the outstanding shares of Stora Enso Beteiligungen GmbH to our parent company in June 2003. Stora Enso Beteiligungen GmbH paid no dividends to Stora Kopparbergs Bergslags AB or to our parent company in the year ended December 31, 2003.

Property, Plants and Equipment

We own our registered office located at Kanavaranta 1, Helsinki, Finland. We rent our other principal executive office in Stockholm and our international office in London. We generally own our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

The following table lists our principal manufacturing facilities:

Mill	Location	Grade/Product	Capacity in 2003 (thousands of metric tons)
Publication Paper			8,035
Anjala	Finland	Machine finished coated, Newsprint, Book	530
Biron	United States	Light-weight coated	320
Corbehem	France	Light-weight coated	495
Duluth	United States	Supercalendered	220
Hylte	Sweden	Newsprint	840
Kabel	Germany	Light-weight coated, medium-weight coated, heavy-weight coated	620
Kimberly	United States	Light-weight coated	130
Kotka	Finland	Machine finished coated	150
Kvarnsveden	Sweden	Supercalendered, Newsprint	730
Langerbrugge	Belgium	Supercalendered, Newsprint, Improved newsprint, Directory	565
Maxau	Germany	Supercalendered	610
Niagara	United States	Light-weight coated	220
Port Hawkesbury	Canada	Supercalendered	555
Reisholz	Germany	Supercalendered	215

Mill	Location	Grade/Product	Capacity in 2003 (thousands of metric tons)
Sachsen	Finland	Newsprint, Directory	330
Summa	Finland	Machine finished, Newsprint, Improved newsprint	405
Varkaus	Finland	Directory, Improved newsprint, Newsprint	290
Veitsiluoto	Finland	Light-weight coated, medium-weight coated	435
Whiting	United States	Light-weight coated	220
Wolfsheck	Germany	Supercalendered, wallpaper base	155

Fine Paper			4,400
Berghuizer	The Netherlands	Wood free uncoated	220
Grycksbo	Sweden	Wood free coated	265
Imatra	Finland	Wood free uncoated, Coated Specialties	295
Kimberly	United States	Wood free coated, Coated Specialties	400
Nymölla	Sweden	Wood free uncoated	445
Oulu	Finland	Wood free coated	925
Stevens Point	United States	Wood free coated, Coated Specialties	155
Suzhou	China	Wood free coated, Coated Specialties	165
Uetersen	Germany	Wood free coated	260
Varkaus	Finland	Wood free coated, Wood free uncoated	315
Veitsiluoto	Finland	Wood free coated	550
Wisconsin Rapids	United States	Wood free coated	405

Packaging Boards
Consumer Boards			2,510
Baienfurt	Germany	Folding boxboard	180
Barcelona	Spain	White line chipboard	170
Fors	Sweden	Folding boxboard	350
Imatra	Finland	Liquid packaging boards, solid bleached sulphate board, folding boxboard	875
Ingerois	Finland	Folding boxboard	200
Pankakoski	Finland	Folding boxboard, speciality boards, solid bleached boards	95
Skoghall	Sweden	Liquid packaging boards, white top linerboard, folding boxboard	640

Industrial papers			465
Heinola	Finland	Fluting	280
Imatra	Finland	Laminating papers	25
Kotka	Finland	Laminating papers	160

Coreboard			320
Pori	Finland	Coreboard	110
Varkaus	Finland	Coreboard	90
Wisconsin Rapids	United States	Coreboard	35
Soustre	France	Coreboard	85

Total Packaging Paper and Board			3,295

Mill	Location	Grade/Product	Capacity in 2003 (thousands of metric tons)
Plastic Coating Plants			500
Forshaga	Sweden	Plastic coating	140
Hammarby	Sweden	Plastic coating	35
Imatra	Finland	Plastic coating	280
Karhula	Finland	Plastic coating	45

Core Factories			205
Hangyhou	China	Cores	10
Corenso Edam	The Netherlands	Cores	10
Corenso Elfes	Germany	Cores	30
Corenso Svenska	Sweden	Cores	30
Corenso Tolosana	Spain	Cores	15
Corenso UK	United Kingdom	Cores	40
Imatra	Finland	Cores	5
Loviisa	Finland	Cores	25
Pori	Finland	Cores	15
Wisconsin Rapids	United States	Cores	25

Corrugated Packaging			760
Arzamas	Russia	Corrugated Packaging
Balabanovo	Russia	Corrugated Packaging
Heinola	Finland	Corrugated Packaging
Jönköping	Sweden	Corrugated Packaging
Kalingrad	Russia	Corrugated Packaging
Kaunas	Lithuania	Corrugated Packaging
Klaibeda	Lithuania	Corrugated Packaging
Lahti	Finland	Corrugated Packaging
Páty	Hungary	Corrugated Packaging
Riga	Latvia	Corrugated Packaging
Ruovesi	Finland	Corrugated Packaging
Skene	Sweden	Corrugated Packaging
Tallinn	Estonia	Corrugated Packaging
Tartu	Estonia	Corrugated Packaging
Tiukka	Finland	Corrugated Packaging
Vikingstad	Sweden	Corrugated Packaging

Market Pulp			2,050
Celbi	Portugal	Short-fiber eucalyptus	300
Enocell	Finland	Short and long-fiber	635
Kemijärvi	Finland	Long-fiber	230
Norrsundet	Sweden	Long-fiber	290
Oulu	Finland	Short and long-fiber	60
Skutskär	Sweden	Short, long-fiber and fluff pulp	535

Deinked Pulp
Duluth	United States	Deinked pulp	100
Keräyskuitu	Finland	Deinked pulp	70
Sachsen	Germany	Deinked pulp	50

Mill	Location	Grade/Product	Capacity in 2003 (m3 in thousands)	Further processing capacity in 2003 (m3 in thousands)
Wood Products			6,045	2,845
Ala	Sweden	Redwood	360	25
Alytus (66% interest)	Lithuania	Whitewood, Redwood	180	80
Amsterdam	The Netherlands	—	—	110
Bad St. Leonhard	Austria	Central European Timber	330	200
Brand	Austria	Central European Timber	360	230
Gruvön	Sweden	Whitewood, Redwood	360	200
Honkalahti	Finland	Whitewood, Redwood	420	140
Imavere (66% interest)	Estonia	Whitewood, Redwood	400	60
Impilahti	Russia	Whitewood	100	—
Kitee	Finland	Whitewood	360	100
Kopparfors	Sweden	Whitewood	320	200
Kotka	Finland	Whitewood	320	80
Lamco (51% interest)	Austria	—	—	85
Lauhkalne (66% interest)	Latvia	Whitewood, Redwood	215	—
Linghed	Sweden	Redwood	40	—
Nebolchi	Russia	Whitewood	100	—
Näpi (66% interest)	Estonia	Whitewood, Redwood	150	60
Paikuse (66% interest)	Estonia	Whitewood	220	—
Plana	Czech Republic	Central European Timber	330	220
Sauga (66% interest)	Estonia	Whitewood, Redwood	130	60
Sollenau	Austria	Central European Timber	330	255
Tolkkinen	Finland	Whitewood	270	—
Uimaharju	Finland	Redwood	300	—
Varkaus	Finland	Whitewood	345	100
Veitsiluoto	Finland	Redwood	290	—
Vilnandi (66% interest)	Estonia	—	—	10
Wimmer, Pfarrkirchen (66% interest)	Germany	—	—	120
Wimmer, Zdirec (49% interest)	Czech Republic	—	—	120
Ybbs	Austria	Central European Timber	670	330
Zdirec	Czech Republic	Central European Timber	480	60

Item 5.    Operating and Financial Review and Prospects.

Please refer to “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” for a discussion of the factors relevant to this discussion and other forward-looking statements in this annual report.

General

The information in this section concerning our financial condition and results of operations refers to our consolidated financial statements beginning on page F-1 of this annual report.

Amounts previously reported for our consolidated net profit and shareholders’ equity under IFRS differ from those amounts shown for all periods presented in this annual report. The amounts shown for all periods presented in this annual report have been restated under IFRS in connection with the change of our accounting treatment for disability benefits under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan. A discussion of the impact of the restatement on our consolidated net profit and shareholders’ equity is included in note 1 to our consolidated financial statements.

Our consolidated financial statements are prepared in accordance with IFRS, which differs in some respects from U.S. GAAP. A reconciliation of amounts reported under IFRS to the amounts determined under U.S. GAAP and a discussion of the principal differences between IFRS and U.S. GAAP is set out in note 28 to our consolidated financial statements.

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

In the past, consumption of most paper grades by end-users has increased steadily by approximately 2-3 percent per year, and levels of consumption have not typically followed price fluctuations. In contrast, demand for paper and board products by customers of paper producers has fluctuated significantly, suggesting that customer demand is driven by a combination of end-user consumption and changes in the levels of inventory that customers maintain. Some customers aim to build inventories in anticipation of increases in paper and board prices and then satisfy end-user demand from their inventories when paper and board prices are high.

The slowdown in the world economy, which began in 2001, continued during 2003, causing the demand for advertising-driven paper grades to stay at a low level. Paper prices in Europe stayed at a low level during 2003 due to excess capacity in certain paper grades. In North America, the moderate growth that started in late 2002 accelerated towards the end of 2003, resulting in increases in North American prices for newsprint and magazine paper.

The following tables set forth estimated global consumption of paper and board in 2003(1):

	Western Europe		North America	Asia and Oceania
	(million tons)
Newsprint	9.9		11.2	10.7
Uncoated mechanical	4.6		5.6	1.9
Coated magazine paper	6.4		5.5	2.4
Coated fine paper	7.4		5.6	9.3
Uncoated fine paper	8.7	(2)	13.5	19.1
Containerboards	20.5		30.1	35.6
Cartonboards	6.7		12.8	12.4

(1)	Source: Resource Information Systems, Inc. (“RISI”), February 2004.
(2)	Contains only bulk grades.

Demand for advertising-driven paper grades fell sharply in 2002. Paper prices in Europe decreased during 2002 due to excess capacity in certain grades. In North America, demand for printing and writing paper increased towards the end of 2002, resulting in increases in North American prices for newsprint and fine paper.

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

In 2003, our principal variable costs related to transport and sales commissions, accounting for approximately ten percent of sales; wood, timber and recycling paper, accounting for approximately 19 percent of sales; chemicals and filler, accounting for approximately ten percent of sales; and energy, accounting for approximately nine percent of sales. Historically, these percentages have remained relatively stable and have not varied significantly during the periods under review below. However, prices for wood and timber and for energy may fluctuate significantly, affecting our profitability.

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

We intend to continue to reduce production costs and improve the efficiency of our operations and the utilization of our production facilities. We expect improvement in production efficiencies to result from a combination of synergies resulting from the acquisition of Consolidated Papers, ongoing investments in existing operations and the discontinuation of under-performing operations. We estimate that annualized synergies from the Consolidated Papers acquisition will reach $110 million when market for our products recovers. We are implementing productivity programs in our mills and expect additional cost savings from the elimination of production bottlenecks, modernization of equipment, and rebuilding of paper machines.

Among fixed-cost components, personnel costs accounted for approximately 19 percent of sales and depreciation, amortization and impairment charges amounted to approximately ten percent of sales in 2003. A one percent increase in payroll costs would increase our total personnel costs by approximately €23 million.

Outlook

In Europe, growing confidence in the economic recovery is expected to increase demand for advertising-driven paper in 2004. Management expects the pressure on prices to continue to persist in magazine paper grades, and newsprint prices to remain at best at the 2003 levels. Prices for packaging boards are expected to be rather stable, while fine paper prices seem to be stabilizing at low levels. Demand for wood products is expected to be fairly good, but prices are expected to come under pressure. Management believes that the weak U.S. dollar and increasing competition will continue to have an adverse effect on our European operations.

In North America, the economy appears to be recovering, but that has only marginally increased the demand for paper. There are some signs now that demand may be increasing in 2004, and management expects this to gradually affect paper prices during the second half of 2004. In coated fine paper, oversupply persists in the form of imports, mainly from Asia. Stora Enso North America’s results for the first quarter of 2004 will be negatively impacted by the major rebuilding of fine paper machine at the Wisconsin Rapids in the United States.

In China, the economy has been growing rapidly and management expects this growth to continue to boost the demand for fine paper and packaging boards in 2004.

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

Due to weakened market conditions in North America, we recorded a pre-tax impairment charge of $1,081.0 million (€1,143.3 million) in 2002 related to impairment of our North American assets. A total of $868.8 million (€918.9 million) of the impairment related to goodwill. As of December 31, 2002, the value of remaining goodwill related to our North American assets was $645.9 million (€615.9 million), which is amortized over its estimated useful life of 17 years. The impairment was calculated with a pre-tax discount rate of 9.5 percent using the value in use method for each cash generating unit. Of the impairment charges, €1,014.5 million relates to the operations of our magazine paper product area and €128.8 million to the operations of our fine paper product area. In addition, as part of the North American profit enhancement plan, a further $50.0 million (€52.9 million) impairment charge relating to the operations of our fine paper product area was recorded in the third quarter of 2002 to restructure selected manufacturing assets.

The profit enhancement plan was expanded in August 2003 to include further workforce reductions and additional permanent machine shutdowns. During the past three years, our workforce in North America has been reduced by 25 percent, and the implementation of the earlier announced further reduction of 12 percent, or 700 employees, is under way, along with negotiations to modify the terms of labor agreements. Implementation of the profit enhancement plan is proceeding according to plan. By the end of 2003, three older, under-performing machines with a total annual capacity of 185,000 metric tons had been permanently shut down, and two other machines had been modified to improve their productivity.

In 2003, results of our North American operations remained unsatisfactory due to the persistently weak market conditions and an increased cost base. Consequently, our North American profit enhancement plan was expanded by a further $65 million to reduce annual costs. We intend to improve our earnings per share by altogether €0.09 by mid-2005. As part of the profit enhancement plan, we intend to reduce our North American workforce from a total of 7,300 as of December 31, 2000 to a total of 5,000 by mid-2005.

Asset Restructuring Plan

In May 2002, we announced our decision to invest approximately €70 million in the rebuilding of folding boxboard machine at the Baienfurt mill in Germany to improve productivity and increase annual capacity by 35,000 metric tons to 210,000 metric tons. This rebuilding was completed in February 2004.

In April 2002, we closed down our folding carton operations and pasted chip line at our Wisconsin Rapids mill in the United States. The mill’s capacity was 25,000 metric tons. In addition, we decided to close down light-weight coated paper machine no. 23 at our Biron mill in the United States. As part of our asset restructuring plan, we also intend to invest approximately $50 million during 2003 and 2004 to modernize selected pulp and paper machines in our magazine paper product area, including rebuilding light-weight coated paper machine no. 26 at our Biron mill, on which we invested $24.5 million in 2003.

In October 2002, as part of an ongoing program to increase the overall competitiveness of assets, our board of directors approved a comprehensive asset restructuring plan to improve the value of our assets in the magazine and fine paper product areas through targeted investments, machine specialization measures and elimination of less competitive production assets. Our goal is to complete the implementation of the plan by the end of 2005.

In the magazine paper division, we are planning to build a new paper machine at the Kvarnsveden mill in Sweden, at a cost of approximately €450 million; close down paper machine no. 9 at the Kvarnsveden mill; rebuild paper machine no. 6 at the Maxau mill in Germany at a cost of approximately €170 million, €52.9 million of which was invested in 2003; rebuild paper machine no. 5 at the Corbehem mill in France at a cost of approximately €60 million, €6 million of which was invested in 2003; and invest €30 million at the Kotka mill in Finland to improve its quality and productivity, €27.3 million of which was invested in 2003.

In the fine paper division, we are planning to invest a total of €117 million to upgrade paper machine no. 3 at the Veitsiluoto mill in Finland, €82.4 million of which was invested in 2003. We are also planning to upgrade and modernize paper machine no. 1 at the Nymölla mill in Sweden, at a cost of approximately €23 million, €10.7 million of which was invested in 2003.

In the newsprint division, we are planning to replace the existing stone groundwood pulp line at the Varkaus mill in Finland by a new thermomechanical pulping line at a cost of approximately €37 million, €9.5 million of which was invested in 2003.

In the forest products product area, we modernized and enhanced the Varkaus and Kotka sawmills in Finland at a cost of €25.6 million in 2003. We also invested €10.7 million in the completion of a new sawmill at Pitkäranta in Russia and €6.2 million in the construction of a second sawmill at Neblochi in Russia in 2003.

In North America, we completed the rebuild of a paper machine at the Kimberly mill in the United States in 2003 at a cost of $13 million. We are also planning to make targeted investments at the Wisconsin Rapids, Biron, Niagara and Whiting mills in the United States and expand the thermomechanical pulp line at the Port Hawkesbury mill in Canada. These investments will be balanced by the closure of unprofitable capacity at the Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury mills.

Recent Divestitures

Since the merger of STORA and Enso, we have been actively streamlining our operations. As part of these efforts, we have divested non-core businesses such as our carbonless copy paper operations and our Tervakoski speciality papers operations. Additionally, we have sold a substantial portion of our power generation operations that are not located at one of our mills. With these and other selective divestitures, we have increased our focus on our core businesses.

Paper.    In April 2002, we sold our Mölndal mill in Sweden to KLIPPAN AB, a Swedish speciality paper manufacturer, for a total purchase price of €25 million. We recorded no gain as a result of the sale. The total fine paper capacity of Mölndal mill was 80,000 metric tons. In addition, the mill’s board sheeting capacity was 40,000 metric tons. Approximately 400 employees were affected by the transaction.

Packaging Boards.    In November 2000, we established a 50/50 joint venture, Billerud Ab, a Swedish manufacturer of packaging paper, together with AssiDomän Ab, a Swedish manufacturer of timber products and cartonboard. The assets of Billerud consist of the Gruvön mill as well as the Karlsborg and Skärblacka mills in Sweden, which AssiDomän transferred to Billerud in exchange for 50 percent interest in Billerud. In October 2001, we sold 20 percent of the shares of Billerud to AssiDomän Ab for €62.8 million and, in June 2002, a further 29.5 percent of the shares of Billerud through market transactions for €182 million, reducing our interest in Billerud to 0.5 percent.

Property.    In July 2001, we sold our Düsseldorf office building for a gain of €18.0 million. In January 2000, we sold our Stockholm office building for a gain of €24 million.

Forest Land.    In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and five percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares of our forest land in Ontario, Canada for €18 million. In December 2003, we wrote down the book value of our forest land in Ontario by €17.6 million.

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€149.1 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€49.5 million).

In July 2002, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41 percent of the shares in Tornator Timberland Oy and the remaining 59 percent is held by Finnish institutional investors. In December 2002, we sold Tornator Oy to Tornator Timberland Oy. As a result of the sale, we recorded a gain of €25.9 million. We have entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually.

Recent Acquisitions

In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester, for an aggregate purchase price of €122.7 million of which €72.0 million represented goodwill. Sylvester operates six sawmills in Estonia and Latvia and had net sales of approximately €160 million in 2002.

In January 2002, Corenso United Oy Ltd. completed the acquisition of Bäcke Emballage AB and Mohed Emballage AB, two Swedish core manufacturers, for an aggregate purchase price of €25.6 million. In 2001, the two companies produced in the aggregate approximately 20,000 metric tons of heavy-duty cores for the paper and board industry and had a total of 55 employees.

In October 2001, we became the sole owner of Stora Enso Timber Oy by acquiring the remaining 26.5 percent of the shares of Stora Enso Timber for an aggregate purchase of €154.5 million.

Also in October 2001, we increased our interest in Stora Enso Suzhou Paper Co to 80.9 percent by acquiring an additional 20 percent of the shares of Stora Enso Suzhou Paper for an aggregate purchase price of €24 million.

In March 2001, Corenso (UK) Ltd., a subsidiary of Corenso United Oy Ltd., purchased the core and tube business and certain related assets of BPB Paperboard Ltd, a British core and tube producer, for an aggregate purchase price of €4.8 million. In May 2001, Corenso (UK) Ltd. purchased all the shares in Rollpack Ltd., a UK-based producer of light cores, tubes and edge protectors with annual sales of approximately GBP 5 million, in exchange for 14 percent of the shares in Corenso (UK) Ltd. Corenso United Oy Ltd. owns the remaining 86 percent. Following these acquisitions, Corenso (UK) has approximately 150 employees. UPM-Kymmene Oyj owns 29 percent of the share capital of Corenso United Oy Ltd. and Stora Enso Oyj owns the remaining 71 percent.

Other Recent Developments

During the second quarter of 2002, we closed down the operations of Papyrus GB Limited, our merchant division in the United Kingdom. Approximately 200 employees were affected by the closure.

Currency Fluctuations

We changed our accounting currency to the euro on January 1, 1999, the date of the introduction of the euro. Since its introduction, we have increasingly used the euro as a pricing currency, although sales also often take place in the customer’s own currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. We remain subject to currency exchange risk, on the cost side, mainly related to fluctuations in exchange rates for the Swedish krona and, on the income side, mainly related to fluctuations in exchange rates for the U.S. dollar and British pound sterling.

Transaction risk is the risk that our profit could be affected as a result of foreign exchange rate movements. In accordance with our policy, we can hedge up to 75 percent of our 12-month currency flows outside the euro area. For a more detailed discussion of our management of exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” below.

During 2003, the U.S. dollar decreased in value against the euro by a total of 16.5 percent when comparing average rates for the year 2002 and the year 2003. The British pound sterling decreased in value against the euro by a total of 9.2 percent in 2003. During 2002, the U.S. dollar decreased in value against the euro by a total of 5.2 percent when comparing average rates for the year 2001 and the year 2002. The British pound sterling decreased in value against the euro by a total of 1.1 percent in 2002. See “Item 3. Key Information—Exchange Rates” for information about historical euro/U.S. dollar and Swedish krona/U.S. dollar exchange rates.

Critical Accounting Policies

Our principal accounting policies are described in more detail in note 1 to our consolidated financial statements included in this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable. However, actual results and timing of recognition could differ from those estimates.

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

Goodwill

Under IFRS, goodwill is tested periodically for impairment but is otherwise amortized on a straight-line basis over its expected useful life, which may vary from five to 20 years depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortization periods are adjusted accordingly. Goodwill impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital. In accordance with IAS 36, we performed a goodwill impairment test in the third quarter of 2002, which resulted in a goodwill impairment charge of €918.9 million.

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

According to our policy, in 2003, we hedged a maximum of 75 percent of the upcoming 12 months net exposure in a specific currency. Our translation risk exposure policy aims to minimize this risk by funding investments in the same currency as the net assets, whenever this is possible and economically viable.

From July 2001, we have applied hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, for cash flow related to external sales and deferred €7.8 million, net of taxes of unrealized gains through other comprehensive income as of December 31, 2003. However, the derivative financial instruments that do not fulfill the criteria for hedge accounting have been fair valued with the result entered in financial items at the balance sheet date of December 31, 2003.

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

We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for its future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported through our consolidated financial statements. The net deferred tax liabilities under IFRS were €1,777.3 million, or 9.9 percent of total assets, as of December 31, 2003; €1,737.4 million, or 9.5 percent of total assets, as of December 31, 2002; and €1,968.7 million, or 9.6 percent of total assets, as of December 31, 2001.

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

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Decommissioning costs, which comprise the costs of closing the site and preparing it for future use, are capitalized at the outset of a development and amortized over its expected life so that the full cost of environmental reinstatement will have been expensed by the end of the project. Total environmental provisions amounted to €47.2 million as of December 31, 2003, €54,5 million as of December 31, 2002 and €57,5 million as of December 31, 2001.

New Accounting Standards

U.S. GAAP Developments

FIN 46-R

In December 2003, the Financial Accounting Standards Board (“FASB”) issued revised FASB Interpretation No. 46 (“FIN 46-R”), Consolidation of Variable Interest Entities, an Interpretation of ARB 51. FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 15, 2003. The adoption of FIN46-R is not expected to impact our consolidated financial statements. We have adopted FIN 46-R for all periods presented in our financial statements included in this annual report. In addition, we have determined that, although our associated company Tornator Timberland Oy is a variable interest entity, we are not, however, the primary beneficiary. We do not have any other variable interest entities. See note 28 (m) of our consolidated financial statements included in this annual report.

FAS 106-1

On January 12, 2004, the FASB issued Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-1”). The FSP 106-1 permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”). The Act only affects post-retirement benefit plans of our operations based in the United States.

At present, we have not analyzed the impact of the FSP 106-1 on our costs or obligations. We have elected to defer accounting for the effects of the Medicare Act until the earlier of the issuance of guidance by the FASB or the remeasurement of our plan assets and obligations subsequent to January 31, 2004. Specific authoritative guidance on the accounting for the effects of the Medicare Act is pending and such guidance, when issued, could require changes to previously reported information.

SFAS 132R

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (“SFAS 132R (revised 2003)”). SFAS 132R (revised 2003) revises employers’ disclosures about pension plans and other postretirement benefit plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The new disclosure requirements have been complied with in our financial statements for 2003.

SAB 104

On December 17, 2003, SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. We do not engage in multiple element revenue arrangements and therefore SAB 104 is not expected to have any impact on our results of operations or financial condition.

IFRS Developments

IFRS 2

On February 19, 2004, the International Accounting Standards Board (“IASB”) issued IFRS 2, Share-Based Payment (“IFRS 2”), on accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 will apply to accounting periods commencing on or after January 1, 2005 with a restatement of comparatives. Early adoption of IFRS 2 is permitted. We are currently evaluating the impact of this standard on our results of operations and financial condition and we are in the process of developing an implementation strategy.

Improvements Project

On December 18, 2003, IASB published 13 revised IASs and gave notice of the withdrawal of one IAS. These revised standards will apply to accounting periods commencing on or after January 1, 2005, although early adoption is permitted. The revised standards are:

•	IAS 1, Presentation of Financial Statements,

•	IAS 2, Inventories,

•	IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors,

•	IAS 10, Events after the Balance Sheet Date,

•	IAS 16, Property, Plant and Equipment,

•	IAS 17, Leases,

•	IAS 21, The Effects of Changes in Foreign Exchange Rates,

•	IAS 24, Related Party Disclosures,

•	IAS 27, Consolidated and Separate Financial Statements,

•	IAS 28, Investments in Associates,

•	IAS 31, Interests in Joint Ventures,

•	IAS 33, Earnings per Share, and

•	IAS 40, Investment Property.

The withdrawn standard was IAS 15 Information Reflecting the Effects of Changing Prices.

We are currently evaluating the impact of this standard on our results of operations and financial condition and we are in the process of developing an implementation strategy.

IAS 32 & 39

On December 17, 2003, IASB released its revised standard, IAS 32, Financial Instruments: Disclosure and Presentation (2003). This standard replaces IAS 32, Financial Instruments: Disclosure and Presentation (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted.

The IASB also issued IAS 39, Financial Instruments: Recognition and Measurement (2003) in December 2003. This standard supersedes IAS 39, (revised 2000), Financial Instruments: Recognition and Measurement and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted.

We are currently evaluating the impact of these standards on our results of operations and financial condition and we are in the process of developing an implementation strategy.

IFRS 3 and IAS 36 & 38

On March 31, 2004, IASB issued IFRS 3, Business Combinations (“IFRS 3”) on accounting for Business Combinations and revised standards IAS 36, Impairment of Assets (“IAS 36”) and IAS 38, Intangible Assets (“IAS 38”). The main features of the new and revised standards are that all business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead, they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standard will apply from the beginning of the first annual period commencing on or after March 31, 2004. We are currently evaluating the impact of this standard on our results of operations and financial condition and developing an implementation strategy.

IFRS 4

On March 31, 2004, IASB issued IFRS 4, Insurance Contracts and provided, for the first time, guidance on accounting for insurance contracts. We are currently evaluating the impact of this standard but we do not expect it to have a significant impact on our results of operations and financial condition.

IFRS 5

On March 31, 2004, IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. IFRS 5 also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. IFRS 5 will apply to annual accounting periods commencing on or after January 1, 2005. We are currently evaluating the impact of this standard on our results of operations and financial condition and developing an implementation strategy.

Principal differences between IFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with IFRS, which differs in some respects from U.S. GAAP. A reconciliation of amounts reported under IFRS to the amounts determined under U.S. GAAP and a discussion of the principal differences between IFRS and U.S. GAAP is set out in note 28 to our consolidated financial statements beginning on page F-1 of this annual report.

Our net income in 2003 under IFRS was €137.9 million, compared to net loss of €240.7 million in 2002 and net income of €917.9 million in 2001. Under U.S. GAAP, we would have reported net income of €234 in 2003, compared to net loss of €304 million in 2002 and net income of €875 million in 2001.

The principal differences between IFRS and U.S. GAAP that affect our net income, as well as our shareholders’ equity, relate to employee benefit plans, business combination of STORA and Enso, acquisition of Consolidated Papers Inc., provision for future reforestations costs, derivative financial instruments, impairment of goodwill, impairment of fixed assets, stock based compensation, synthetic option hedge, pension surplus refund, amortization of goodwill, restructuring reserve and forest calculations.

Results of Operations

The tables below present sales and operating profit of our various product areas for the three most recent years.

Sales by product area

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Paper
Publication paper	5,414.4	4,715.6	4,295.7
Fine paper	3,670.4	3,427.4	3,197.7
Merchants	840.3	720.6	627.6
Packaging boards	2,671.1	2,720.2	2,761.6
Forest products
Wood products	1,180.5	1,235.2	1,400.0
Wood supply Europe	1,825.6	1,958.7	2,074.3
Elimination of internal sales; other operations(1)	(2,093.5)	(1,995.1)	(2,184.6)

Total	13,508.8	12,782.6	12,172.3

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	For the year ended December 31,
	2001		2002		2003
	(Restated)		(Restated)		(Restated)
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	782.9	852.8	(762.7)	313.6	47.2	111.1
Fine paper	328.4	394.2	67.9	298.3	100.1	153.5
Merchants	(10.1)	(7.3)	(24.7)	5.4	(8.9)	(6.7)
Packaging boards	329.1	339.8	332.3	345.3	280.5	292.4
Forest products
Wood products	4.2	11.6	30.1	44.5	6.5	26.5
Wood supply Europe	87.2	87.2	120.5	94.6	116.5	116.5
Other(2)	(46.7)	(43.5)	58.9	(52.5)	(70.5)	(51.5)

Operating profit (loss), total	1,475.0	1,634.8	(177.7)	1,049.2	471.4	641.8

Goodwill amortization	—	(151.5)	—	(148.8)	—	(116.0)
Non-recurring items(3)	—	(8.3)	—	(1,078.1)	—	(54.4)

Operating profit (loss), total	1,475.0	1,475.0	(177.7)	(177.7)	471.4	471.4

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2001 consist mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH. The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada.

The Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Sales

Group.    Our sales were €12,172.3 million in 2003, a decrease of €610.3 million, or 4.8 percent, from sales of €12,782.6 million in 2002. The decrease was attributable primarily to the impact of lower sales prices, especially in paper products, partly offset by increased sales volumes in all product areas. In addition, the weakening of the U.S. dollar relative to the euro contributed to the decrease in our sales in 2003 compared to 2002. Due to the low order level, we curtailed our production of paper and board by 782,000 metric tons in 2003 compared to the production levels of 2002, thus seeking to avoid any build-up of excessive inventories. Of such curtailments, 79,000 metric tons were taking place in North America. Most of the curtailments were made in the publication paper division (497,000 metric tons), and the fine paper division (176,000 metric tons). The product area discussions below include internal sales.

Paper.    Sales by the publication paper division were €4,295.7 million in 2003, a decrease of €419.9 million, or nine percent, from sales of €4,715.6 million in 2002. The decrease was attributable primarily to the weakening of the U.S. dollar relative to the euro and slightly lower sales prices of coated magazine paper, partially offset by the growth in demand for uncoated and coated magazine paper.

Sales by the fine paper division were €3,197.7 million in 2003, a decrease of €229.7 million, or seven percent, from sales of €3,427.4 million in 2002. The decrease was attributable primarily to lower sales prices.

Sales by the merchants division were €627.6 million in 2003, a decrease of €93 million, or 13 percent, from sales of €720.6 million in 2002. The decrease was attributable primarily to lower volumes and lower sales prices.

Packaging Boards.    Sales by the packaging boards product area were €2,761.6 million in 2003, an increase of €41.4 million, or two percent, over sales of €2,720.2 million in 2002. The increase was primarily attributable to increased delivery volumes, partially offset by the impact of lower sales prices.

Forest Products.    Sales by the wood products division amounted to €1,400 million in 2003, an increase of €164.8 million, or 13 percent, over sales of €1,235.2 million in 2002. The increase was attributable primarily to increased delivery volumes.

Sales by the wood supply Europe division amounted to €2,074.3 million in 2003, an increase of €115.6 million, or six percent, over sales of €1,958.7 million in 2002. The increase was attributable primarily to increased delivery volumes.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to €(2,184.6) million in 2003, as compared to €(1,995.1) million in 2002.

Operating Profit (Loss)

Group.    Our operating profit was €471.4 million in 2003, an increase of €649.1 million, from operating loss of €177.7 million in 2002. This improvement was attributable primarily to an impairment charge made in 2002 relating to our North American assets. The weakening of the U.S. dollar and the British pound sterling relative to the euro had a negative effect in our operating profit in 2003 compared to 2002. Our operating profit in 2003 included gains on cash flow currency hedge contracts, mainly for the U.S. dollar and British pound sterling, amounting to €105.1 million. Excluding non-recurring items, all of our divisions, except for wood supply Europe, reported lower operating profit in 2003 than in 2002, mainly due to lower sales prices and the weakening of the U.S. dollar.

Paper.    Operating profit for the publication paper division was €47.2 million in 2003, compared to an operating loss of €762.7 million in 2002. This was attributable primarily to the impact of the one-time impairment charge made in 2002 in relation to our North American assets. Excluding non-recurring items, operating profit for the publication paper division decreased in 2003 compared to 2002, primarily due to lower sales prices and higher relative fixed costs.

Operating profit for the fine paper division was €100.1 million in 2003, an increase of €32.2 million, or 47 percent, from operating profit of €67.9 million in 2002. The increase was attributable primarily to the impact of the one-time impairment charge made in 2002 related to our North American assets. Excluding non-recurring items, operating profit of the fine paper division decreased in 2003 compared to 2002, primarily due to the negative impact of lower fine paper sales prices, partly offset by the positive impact of higher delivery volumes.

Operating loss for the merchants division was €8.9 million in 2003, compared to an operating loss of €24.7 million in 2002. This difference was attributable primarily to the impact of non-recurring closing costs related to the discontinuation of operations of Papyrus GB limited in the United Kingdom in 2002. Excluding non-recurring items, operating profit of the merchants division decreased in 2003 compared to 2002, primarily due to the negative impact of lower sales prices and provision for redundancies in 2003.

Packaging Boards.    Operating profit for the packaging boards product area was €280.5 million in 2003, a decrease of €51.8 million, or 16 percent, over operating profit of €332.3 million in 2002. The decrease was attributable primarily to lower sales prices due to the weakening of the U.S. dollar.

Forest Products.    Operating profit for the wood products division was €6.5 million in 2003, a decrease of €23.6 million, or 78 percent, from operating profit of €30.1 million in 2002. The decrease was attributable primarily to somewhat lower sales prices and higher fixed costs.

Operating profit for the wood supply Europe division was €116.5 million in 2003, a decrease of €4.0 million, or three percent, from operating profit of €120.5 million in 2002. The decrease was attributable primarily to positive effect of the capital gains from the sale of our forest land and related operations in Finland on the 2002 operating profit. Excluding non-recurring items, operating profit of the wood supply Europe division increased in 2003 compared to 2002, primarily due to higher sales prices.

Other Operations.    Operating loss from our other operations amounted to €70.5 million in 2003, compared to operating profit of €58.9 million in 2002. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation. The change was attributable primarily to the impact of one-time capital gains from the sale of Billerud shares and our forest land and related operations in the United States in 2002.

Financial Items

Net financial expense amounted to €237.7 million in 2003, an increase of €31.5 million, or 15 percent, compared to net financial expense of €206.2 million in 2002. The increase was attributable primarily to the negative effect of a provision made in 2003 for the expected losses from the termination of cross-border leasing contracts in the United States.

Profit (Loss)

We had a profit before tax and minority interests of €210.7 million in 2003, an improvement of €580.0 million from loss before tax and minority interests of €369.3 million in 2002. Income taxes in 2003 amounted to a negative €67.0 million, compared to income taxes of €128.5 million in 2002. Our effective tax rate in 2003 was 31.8 percent, compared to 34.8 percent in 2002. Minority interest income was €(5.8) million in 2003 compared to an income of €0.1 million in 2002. Net profit in 2003 was €137.9 million compared to a net loss of €240.7 million in 2002.

The Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Sales

Group.    Our sales were €12,782.6 million in 2002, a decrease of €723.2 million, or 5.4 percent, from sales of €13,508.8 million in 2001. The decrease was attributable primarily to decreased delivery volumes of the newsprint and fine print product areas and lower sales prices for all product areas, partially offset by the impact of increased delivery volumes of the magazine paper and packaging boards product areas as well as timber products. In addition, the weakening of the U.S. dollar and the British pound sterling relative to the euro contributed a decrease in our sales in 2002 compared to 2001. Due to the low order level, we curtailed our production of paper and board by 1,275,000 metric tons in 2002, with 220,000 metric tons of such curtailments taking place in North America. Most of the curtailments were made in the publication paper division (874,000 metric tons) and the fine paper division (250,000 metric tons). The product area discussions below include internal sales.

Paper.    Sales by the publication paper division were €4,715.6 million in 2002, a decrease of €698.8 million, or 13 percent, from sales of €5,414.4 million in 2001. The decrease was attributable primarily to lower sales prices in magazine paper and newspaper, partially offset by the impact of increased delivery volumes in magazine paper.

Sales by the fine paper division were €3,427.4 million in 2002, a decrease of €243 million, or seven percent, from sales of €3,670.4 million in 2001. The decrease was attributable primarily to lower sales prices.

Sales by the merchants division were €720.6 million in 2002, a decrease of €119.7 million, or 14.2 percent, from sales of €840.3 million in 2001. The decrease was attributable primarily to lower sales prices.

Packaging Boards.    Sales by the packaging boards product area were €2,720.2 million in 2002, an increase of €49.1 million, or two percent, over sales of €2,671.1 million in 2001. The increase was attributable primarily to increased delivery volumes, partially offset by the impact of lower sales prices.

Forest Products.    Sales by the wood products division amounted to €1,235.2 million in 2002, an increase of €54.7 million, or 4.6 percent, over sales of €1,180.5 million in 2001. The increase was attributable primarily to increased delivery volumes, partially offset by the impact of lower sales prices.

Sales by the wood supply Europe division amounted to €1,958.7 million in 2002, an increase of €133.1 million, or 7.3 percent, over sales of €1,825.6 million in 2001. The increase was attributable primarily to increased delivery volumes and higher sales prices.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to €(1,995.1) million in 2002, as compared to €(2,093.5) million in 2001.

Operating Profit (Loss)

Group.    Our operating loss was €177.7 million in 2002, a decrease of €1,652.7 million, from operating profit of €1,475.0 million in 2001. The decrease in operating profit was attributable primarily to the impact of the one-time impairment charge related to our North American assets and the decline in profitability of magazine paper, newsprint and fine print product areas. The weakening of the U.S. dollar and the British pound sterling relative to the euro contributed a decrease in our operating profit in 2002 compared to 2001.

Paper.    Operating loss for the publication paper division was €762.7 million in 2002, a decrease of €20.2 million, or three percent, from operating profit of €782.9 million in 2001. The decrease was attributable primarily to the impact of the one-time impairment charge related to our North American assets and lower magazine paper prices as well as lower sales in newsprint and to somewhat higher recovered paper prices. The decrease was partially offset by the positive impact of higher delivery volumes and lower variable costs in magazine paper.

Operating profit for the fine paper division was €67.9 million in 2002, a decrease of €260.5 million, or 79 percent, from operating profit of €328.4 million in 2001. The decrease was attributable primarily to lower sales due to lower fine paper sales prices, partially offset by the positive impact of lower variable costs.

Operating loss for the merchants division was €24.7 million in 2002, compared to an operating loss of €10.1 million in 2001. This was attributable primarily to non-recurring closing costs related to the discontinuation of operations of Papyrus GB limited in the United Kingdom, partially offset by the increase in profitability due to the discontinuation of such unprofitable operations.

Packaging Boards.    Operating profit for the packaging boards product area was €332.3 million in 2002, an increase of €3.2 million, or one percent, over operating profit of €329.1 million in 2001. The increase was attributable primarily to increased sales and somewhat lower variable costs.

Forest Products.    Operating profit for the wood products division was €30.1 million in 2002, an increase of €25.9 million over operating profit of €4.2 million in 2001. The increase was attributable primarily to increased sales and the positive impact of lower fixed costs, partially offset by increased personnel costs.

Operating profit for the wood supply Europe division was €120.5 million in 2002, an increase of €33.3 million, or 38 percent, over operating profit of €87.2 million in 2001. The increase was attributable primarily to increased net sales and capital gains from the sale of our forest land and related operations in Finland.

Other Operations.    Operating profit from our other operations amounted to €58.9 million in 2002, compared to operating loss of €46.7 million in 2001. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation. The operating profit was attributable primarily to capital gains from the sale of Billerud shares and our forest land and related operations in the United States.

Financial Items

Net financial expense amounted to €206.2 million in 2002, a decrease of €137.3 million, or 40.0 percent, compared to net financial expense of €343.5 million in 2001. The decrease was attributable primarily to lower interest rates and decreased level of our debt.

Profit (Loss)

We had a loss before tax and minority interests of €369.3 million in 2002, a decrease of €1,580.4 million from profit before tax and minority interests of €1,211.1 million in 2001. Income taxes in 2002 amounted to a positive €128.5 million, compared to income taxes of €296.1 million in 2001. Our effective tax rate in 2002 was 34.8 percent, compared to 24.4 percent in 2001. Minority interest income was €0.1 million in 2002 compared to an income of €2.9 million in 2001. Net loss in 2002 was €240.7 million compared to a net profit of €917.9 million in 2001.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to keep our assets competitive, to expand our business, to fund our working capital requirements and to make dividend payments. We believe that our working capital is sufficient for our present requirements.

Net cash flow from operating activities was €1,688.8 million in 2003, an increase of €262.6 million as compared to €1,426.2 million in 2002. This increase was caused primarily by decreased net working capital. Net cash flow from operating activities decreased by €102.3 million in 2002 from €1,528.5 million in 2001. This decline was caused primarily by lower operating profits.

Cash used in investing activities was €1,071.6 million in 2003, an increase of €814.3 million as compared to €257.3 million in 2002. This was due principally to increased capital expenditures. Cash used in investing activities decreased by €625 million in 2002 from €882.3 million in 2001. This was due principally to proceeds received from divestitures and lower acquisition expenditures.

Cash used in financing activities was €570.0 million in 2003, compared to cash used in financing activities of €1,234.4 million in 2002. This was due principally to increased short-term borrowings. Cash used in financial activities was €1,145.1 million in 2001. These changes were due primarily to increased borrowing to finance the Consolidated Papers acquisition.

Our total interest-bearing liabilities were €5,174 million as of December 31, 2003, compared to €5,176 million as of December 31, 2002, and €6,409 million as of December 31, 2001. Our total interest-bearing assets were €1,255 million as of December 31, 2003, compared to €1,909 million as of December 31, 2002, and €1,283 million as of December 31, 2001.

On January 15, 2003, we signed a new €2.5 billion revolving credit facility with a group of international banks. The final maturity date of the new facility is January 15, 2008. On February 17, 2003, we cancelled two existing unutilized long-term credit facilities; a $600 million multi-currency revolving facility and a DEM 1.5 billion credit facility.

The aggregate unused credit available to us as of December 31, 2003 amounted to approximately €2.5 billion. In general, our policy is to place long-term debt at the parent company level. However, as of December 31, 2003, Stora Enso North America Corp. (formerly, Consolidated Papers Inc.) had long-term credit facilities with the total principal amount of $437 million outstanding and certain clauses included in the related agreements restrict Stora Enso North America Corp.’s ability to transfer loans to the parent company.

The table below sets forth our contractual obligations as of December 31, 2003:

	Total	Payments Due by Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	3,764.1	359.5	726.5	1,315.3	1,362.8
Capital lease obligations	317.0	19.3	39.5	35.6	222.6
Operating leases	205.5	34.3	47.2	34.7	89.3
Purchase obligations	1,755.0	522.8	446.5	290.8	494.8
Other long-term obligations	118.8	118.8	—	—	—

Total contractual cash obligations	6,160.4	1,054.7	1,259.7	1,676.4	2,169.5

We do not believe that we have material funding requirements for our domestic defined benefit pension plans. In April 2004, we made benefit payments of €118.8 million related to our U.S. pension and health care plans. We do not expect any benefit payments related to our other underfunded foreign defined benefit plans to be material in the future, and have therefore not included such benefit payments in the table above for any of the periods presented.

On December 8, 2003, Standard & Poor’s Ratings Services confirmed our ratings of BBB+ and A-2 for long-term debt and short-term debt, respectively. Also on December 8, 2003, Moody’s Investor Services confirmed a Baa1 rating to our long-term debt and a P-2 rating to our short-term debt. Both rating agencies have announced that ratings for our debt are stable. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our businesses and the availability of future financing. A downgrade of our long-term credit ratings by Moody’s Investor Services below Baa3 or Standard & Poor’s below BBB- could trigger prepayment clauses in the long-term credit facilities of Stora Enso North

America Corp. with the total principal amount of $437 million and certain lease agreements with a total value of $121 million.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and Development

General

We conduct research and development in order to respond to evolving customer preferences and the demand for higher quality and more economical paper and board grades and packagings. Recently, our research and development efforts have focused on improving the functionality, performance and consistency in paper and board grades. In 2003, we used €88.8 million, or 0.7 percent of sales, in research and development, as compared to €91.6 million in 2002 and €92.3 million in 2001. Research and development costs decreased by three percent in 2003 as compared to a decrease of 0.8 percent in 2002.

In 2003, our research and development centers were integrated with business units in order to increase the emphasis on research and development in the product areas, to integrate research and development into business strategy development and to utilize the scientific and technical expertise of the centers efficiently in customer service and troubleshooting.

We outsource to research institutes and universities a substantial part of our basic research requirements. In addition, we conduct our technology development research in partnership with equipment and chemical suppliers. We also conduct studies in cooperation with other forest products companies, primarily within Oy Keskuslaboratorio-Central Laboratorium Ab (“Keskuslaboratorio”), which we own together with UPM-Kymmene, Metsäliitto group and Myllykoski.

We have five principal research centers located in Imatra, Finland; Falun and Karlstad, Sweden; Düsseldorf, Germany; and Biron, the United States. In 2003, approximately 520 of our employees were engaged full time in research and development, of whom approximately 400 were employed in our research centers. Our research centers have been of central importance in realizing our goal of using different types of raw materials and modern and innovative technology to produce high quality products. Research and development centers, together with resources in the mills, constitute an efficient combination of product and process expertise along with advanced scientific and technical resources.

Product Area Specific Research and Development

An essential feature of our research and development strategy is to use our proprietary research and development for improved competitiveness through achieving preferred supplier position (value leadership and customer service), cost leadership (operational excellence and raw material costs) and innovations (new products, improved production concepts and applications). One principal function of research and development work is the application of new technologies to our production and enhancement of existing and newly introduced production processes. This type of work is done primarily at our manufacturing facilities.

In the paper product area, research and development concentrated on end-use and customer-driven work on printability, improving customer service to printers and preparing for future developments in printing technology. In the publication paper division, research and development work has focused on the further improvement of the quality of deinked pulp, improving the printability of paper grades for heatset and rotogravure printing and developing paper grades suitable for new printing applications in the book-printing industry. In the fine paper division, new products are being developed for high resolution copying, color copying and digital printing.

The growth strategy of the packaging boards product area is based on innovation and development. New materials have been developed for cups, trays and liquid cartons utilizing new approaches to improve barrier properties and converting characteristics. Recent research and development efforts of the packaging board product area include the development of Enso Silver Barr, a paperboard with aluminum-free high barrier plastic coating. The name Silver originates in the color of the coating. This special coating gives the paperboard enhanced light barrier. Other barrier properties will be tailor-made according to the customers’ requirements. This new product helps extend the shelf life of food products. We have also developed the concept of a “virtual package” to speed up the process of developing new types of packaging and to help customer select packaging that suits their needs. At the Enocell mill in Finland and Norrsundet mill in Sweden, product development has focused on softwood kraft paper pulps. We have succeeded in improving the quality of our soft wood kraft pulp through measures taken in wood material selection and process modifications. Introduction of new pulp grades has resulted in lower costs and improved runnability on the paper machines. In 2003, our consumer boards division set up Innocentre, a packaging research and development center, to develop new packaging material concepts, undertake research on packaging engineering and test new technology.

In 2003, our wood products division launched a new product called WoodHeart® that exploits the natural durability of Nordic scots pine heartwood to meet the needs of the woodworking industry where durability and stability are required.

Capital Expenditure

In 2003, our total capital expenditures were €1,248.2 million, compared to €877.6 million in 2002, and €857.1 million in 2001. The largest projects in 2003 were the completion of the building of the new paper machine at the Langerbrugge mill in Belgium, which cost €201.1 million; the €82.4 million rebuild of paper machine at the Veitsiluoto mill in Finland; €52.9 million rebuild of paper machine at the Maxau mill in Germany; the new boiler at the Kvarnsveden mill in Sweden, which cost €23.6 million; the completion of phase 1 of the paper machine rebuild at the Biron mill in the United States, which cost €18.9 million; and the €29.8 million folding boxboard asset improvements at the Baienfurt mill in Germany. The largest projects in 2002 were a new newsprint paper machine, which cost €254.1 million; a €28.6 million rebuild of a magazine paper machine at the Langerbrugge mill in Belgium; and a €16.5 million rebuild of a fine paper machine at the Oulu mill in Finland. The largest projects in 2001 were a new pulping line, which cost €134.5 million; a €11.2 million rebuild of the board machine at the Imatra mill in Finland; a €56.7 million rebuild of a fine paper machine at the Oulu mill in Finland; a €22.1 million rebuild of a fine paper machine at the Uetersen mill in Germany; and a €14.5 million rebuild of a newsprint paper machine at the Summa mill in Finland.

Distribution of capital expenditures between product areas and geographic regions is governed largely by the location of existing capacity.

The following table describes our capital expenditures by product area for the periods indicated:

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Paper
Publication paper	239.7	428.2	591.6
Fine paper	193.7	134.6	219.1
Merchants	5.0	0.0	25.6
Packaging boards	294.4	140.5	170.9
Forest products
Wood products	64.4	53.5	141.9
Wood supply Europe	21.2	24.9	20.2
Other operations	38.7	41.9	78.9

Total	857.1	877.6	1,248.2

The following table describes our capital expenditures by country in our primary areas of operation:

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Belgium	30.7	290.6	209.7
Finland	392.1	211.7	371.5
Sweden	158.5	141.0	197.3
United States	66.9	74.4	109.0
Germany	91.6	55.1	126.8
Austria	25.2	22.1	18.7
Portugal	14.9	18.5	5.8
Canada	12.9	12.7	45.3
France	7.8	13.9	36.3
Other	56.5	37.6	127.8

Total	857.1	877.6	1,248.2

In line with our strategy, we expect that the aggregate of our total capital expenditures on projects in 2003 and scheduled projects in 2004 (excluding acquisitions) will be in line with the level of our aggregate depreciation charges in 2003 and 2004 (excluding goodwill). In 2003, our total capital expenditures amounted to €1,248.2 million and our total depreciation charges amounted to €1,084.3 million. We intend to finance our capital expenditures through cash flow from operations.

Our largest projects in 2004 are expected to be the building of a new paper machine at the Kvarnsveden mill in Sweden and the upgrading and modernization of a magazine paper and improved newsprint machine at the Summa mill in Finland.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 0.9 percent in 2003, 1.6 percent in 2002 and 2.6 percent in 2001. Inflation in Sweden as measured by the change in the consumer price index was 2.1 percent in 2003, 2.4 percent in 2002 and 2.6 percent in 2001. Inflation in Finland and Sweden did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland or Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees.

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

Our chief executive officer, assisted by our executive management group, is responsible for the day-to-day management of our affairs in accordance with instructions and directives given by our board of directors. Measures which are not within the ordinary course of our business may be taken by our chief executive officer only if approved by our board of directors, unless the delay required to obtain board approval would result in a substantial disadvantage. In the latter case, our board of directors must be informed as soon as practicable of the measures which have been taken.

The business address for our directors and executive management is Kanavaranta 1, FIN-00160 Helsinki, Finland.

Board of Directors

Currently, our board of directors consists of 11 members, each of whom has been elected by the annual general meeting of shareholders on March 18, 2004. Each board member serves for a one-year term, and may be appointed, or removed, only by a resolution of the general meeting of shareholders.

The following table lists the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Principal Occupation or Employment	Year of Birth
Claes Dahlbäck	Chairman of the boards of directors of Investor AB and Stora Enso	1947
Krister Ahlström	Vice chairman of the board of directors of Stora Enso, chairman of the board of Wermland Paper AB	1940
Lee A. Chaden	Executive vice president of Sara Lee Corporation	1942
Harald Einsmann	Member of the boards of directors of British American Tobacco, EMI Group plc. and Tesco Ltd.	1934
Björn Hägglund	Deputy chief executive officer of Stora Enso	1945
Jukka Härmälä	Chief executive officer of Stora Enso	1946
Barbara Kux	Chief procurement officer of Royal Philips Electronics	1954
Ilkka Niemi	Senior advisor, independent consultant	1946
Paavo Pitkänen	President and chief executive officer of Varma Mutual Pension Insurance Company	1942
Jan Sjöqvist	Chief executive officer of Swedia Networks AB	1948
Marcus Wallenberg	President and chief executive officer of Investor AB	1956

As described under “—Management Biographies” below, most of the directors had served as members of either the STORA board or the Enso board prior to the 1998 merger of the two companies.

Executive Management Group

The following table lists the names of the members of our executive management group, their responsibilities as of December 31, 2003 with our company and their year of birth:

Name	Responsibility	Year of Birth
Jukka Härmälä	Chief executive officer	1946
Björn Hägglund	Deputy chief executive officer	1945
Esko Mäkeläinen	Chief financial officer and senior executive vice president, finance, accounting and legal affairs	1946
Lars Bengtsson	Senior executive vice president, Stora Enso North America	1945
Jussi Huttunen	Senior executive vice president, Stora Enso fine paper	1954
Pekka Laaksonen	Senior executive vice president, Stora Enso packaging boards	1956
Kai Korhonen	Senior executive vice president, Stora Enso paper	1951
Arno Pelkonen	Senior executive vice president, Stora Enso forest products	1954
Bernd Rettig	Senior executive vice president, Stora Enso publication paper	1956
Yngve Stade	Senior executive vice president, corporate support and energy	1947

All of the members of our executive management group, except for Jussi Huttunen and Arno Pelkonen, have served in their capacities since the merger of STORA and Enso in 1998. As described under “—Management Biographies” below, most of the members of the executive management group had served as members of either STORA management or Enso management prior to the 1998 merger.

In May 2003, our core product areas were reorganized to include three product areas: paper, packaging boards and forest products. Currently, Kai Korhonen is the head of the paper product area, Pekka Laaksonen the head of the packaging boards product area and Arno Pelkonen the head of the forest products product area. The reorganization of our core product areas is described in more detail under “Item 4. Information on the Company—Corporate Structure.”

Management Biographies

Board of Directors

Claes Dahlbäck has acted as the chairman of our board of directors since December 1998. He is the chairman of Investor AB and the executive vice chairman of W Capital Management AB. Mr. Dahlbäck is also the chairman of the boards of directors of Vin & Sprit AB, Gambro AB and EQT Funds as well as a member of the board of directors of Goldman & Sachs Co. Prior to the 1998 merger of STORA and Enso, Mr. Dahlbäck served as a member of the STORA board of directors beginning in May 1990 and as chairman of the board of STORA since May 1997. Mr. Dahlbäck holds a Master of Science degree in Economics as well as honorary doctorate degrees in Technology and Arts.

Krister Ahlström has acted as the vice chairman of our board of directors since December 1998. He was formerly chairman of the board and president and chief executive officer of A. Ahlström Corporation. Mr. Ahlström is the chairman of the board of directors of Wermland Paper AB and a member of the boards of directors of EQT Finland BV and NKT Holding A/S as well as of the boards of several other industrial companies, academic institutions and foundations. Prior to the 1998 merger of STORA and Enso, Mr. Ahlström served as a member of Enso’s supervisory board beginning in May 1993. Mr. Ahlström holds a Master of Science degree in Engineering as well as honorary doctorate degrees in Technology and Arts.

Lee A. Chaden is the executive vice president of Sara Lee Corporation and the chief executive officer of Sara Lee Branded Apparel—Europe. Mr. Chaden has been a member of our board of directors since March 2004. Prior to joining Sara Lee Corporation in 1991, Mr. Chaden has held various positions at Marketing Corporation of America from 1979 until 1991 and at Procter & Gamble Company from 1966 until 1979. Mr. Chaden has also served as a member of the board of directors of Delta Galil Industries, Ltd. from 1999 until 2000 and from 2002 until 2003. Mr. Chaden holds a Bachelor of Science degree in Industrial Engineering and a Master’s degree in Business Administration.

Harald Einsmann is the executive chairman of the board of directors of Findus AB and has been a member of our board of directors since December 1998. He is a member of the boards of directors of British American Tobacco plc, EMI Group plc, Tesco Ltd and several other international corporations. Prior to the 1998 merger of STORA and Enso, he was a member of the STORA board of directors beginning in March 1998. Mr. Einsmann served as the president of Procter & Gamble Europe from 1984 until 1999 and holds a Doctor of Philosophy degree in Economics.

Björn Hägglund has acted as our deputy chief executive officer and has been a member of our board of directors since December 1998. Previously, he was the chief executive officer of STORA from March 1998 until December 1998 and the president of STORA Forest Timber from January 1991 until March 1998. Mr. Hägglund is also the chairman of the Research Institute of Industrial Economics (IUI) in Sweden and a member of the board of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries. In addition, he is a member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Agriculture and Forestry and a member of the boards of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries. Mr. Hägglund holds a Doctor of Philosophy degree in Forestry.

Jukka Härmälä has acted as our chief executive officer and has been a member of our board of directors since December 1998. Mr. Härmälä is vice chairman of the supervisory board of Varma Mutual Pension Insurance Company and vice chairman of the board of directors of Finnlines Plc. He is also a member of the board of the Finnish Forest Industries Federation and a member of the European Round Table of Industrialists. He was employed by Enso from April 1970 to February 1984, and rejoined Enso in September 1988, having been in the interim the senior vice president and a member of the board of management of Kansallis-Osake-Pankki, a predecessor of Nordea Bank. Prior to the 1998 merger of STORA and Enso, he was the president and chief operating officer of Enso from September 1988 through December 1991 and the chief executive officer from January 1992 through December 1998. Mr. Härmälä holds a Bachelor of Science degree in Economics and Business Administration as well as honorary doctorate degrees in Engineering and Economics.

Barbara Kux is the chief procurement officer and member of the group management committee of Royal Philips Electronics and has been a member of our board of directors since March 2003. In addition, Ms. Kux is a member of the board of INSEAD in France. Formerly, she served as a vice president of ABB AG and Nestlé S.A. and as an executive director at Ford Motor Company. Ms. Kux holds a Master’s degree in Business Administration.

Ilkka Niemi is a senior advisor and independent consultant on international finance and has been a member of our board of directors since March 2001. He is a chairman of the board of directors of Motiva Oy and a member of the board of directors of Kvaerner Masa Yards Oy. He served as a member of the board of World Bank and as a representative for the Nordic and Baltic countries at the financial institutions of the World Bank Group from August 1997 until August 2000. Prior to that, he served as chief executive officer and a member of the board of the Finnish State Guarantee Board from September 1989 until July 1997. In addition, he acted as the chairman of Finnish Accounting Standards Board from 1993 to 1996. Mr. Niemi holds a Master of Science degree in Economics and Business Administration.

Paavo Pitkänen is the president and chief executive officer of Varma Mutual Pension Insurance Company and has been a member of our board of directors since December 1998. In addition, he is a member of the boards of directors of Wärtsilä Corporation and Sampo plc, as well as a member of the boards of directors of certain Finnish insurance institutions. Prior to the 1998 merger of STORA and Enso, Mr. Pitkänen was a member of the Enso board of directors beginning in October 1994. Mr. Pitkänen holds a Master of Science degree in Mathematics.

Jan Sjöqvist is the chief executive officer and a member of the board of directors of Swedia Networks AB and has been a member of our board of directors since December 1998. In addition, Mr. Sjöqvist is a member of the boards of directors of SSAB Svenskt Stål AB, Green Cargo AB and Lannebo fonder AB. Prior to the 1998 merger of STORA and Enso, he served as a member of the STORA board of directors from March 1997 until December 1998. Mr. Sjöqvist holds a Master’s degree in Business Administration.

Marcus Wallenberg is the chief executive officer and the president of Investor AB and has been a member of our board of directors since December 1998. Mr. Wallenberg is a member of the boards of AstraZeneca Plc., Saab AB, Scania AB, Skandinaviska Enskilda Banken AB, Telefonaktiebolaget LM Ericsson, and the Knut and Alice Wallenberg Foundation. Prior to the 1998 merger of STORA and Enso, Mr. Wallenberg served as a director of STORA beginning in March 1998. From August 1990 until June 1993, Mr. Wallenberg served as a vice president at Store Feldmühle AG, a subsidiary of STORA. Mr. Wallenberg holds a Bachelor of Science degree in Foreign Service.

Executive Management Group

Lars Bengtsson has acted as the senior executive vice president, Stora Enso North America, since May 2003. He is also a member of the board of directors of a number of our subsidiaries and associated companies. Previously, he was the senior executive vice president, newsprint, from September 2000 until April 2003 and the executive vice president, fine paper, from December 1998 until August 2000. He joined STORA in 1986. He holds a Master of Science degree in Technology.

Esko Mäkeläinen is our chief financial officer and has acted as the senior executive vice president, finance, accounting and legal affairs, since September 2001. Previously, he was the senior executive vice president, accounting and legal affairs, from December 1998 until August 2001 and the executive vice president and a member of the board of directors of Enso from January 1992 until December 1998, the vice president and the head of the corporate accounting department of Enso from November 1983 until December 1991, the head of the budgeting department of Enso from May 1977 until October 1983, the head of accounting for the wood processing division from December 1976 until April 1977, and the head of the accounting department of the Kotka mills of Enso from November 1970 until December 1976. Mr. Mäkeläinen is a member of the supervisory board of Mutual Pension Insurance Company Ilmarinen. He joined Enso in 1970 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics and Business Administration.

Jussi Huttunen has acted as the senior executive vice president, Stora Enso fine paper, since January 2002. Previously, he was the managing director of Stora Enso UK from January 1999 until December 2001, managing director of Enso UK Group from August 1994 until December 1998, vice president of the fine paper division of Enso from January 1992 until July 1994, managing director of Enso Marketing Co Ltd from January 1990 until January 1992, managing director of Enso Rose Ltd from March 1986 until January 1992 and sales manager at Enso Marketing Co Ltd from March 1983 until December. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics.

Kai Korhonen has acted as the senior executive vice president, Stora Enso paper, since May 2003. Previously, he was the senior executive vice president, North America, from September 2000 until April 2003 and the senior executive vice president, newsprint, from December 1998 until August 2000; the vice president, marketing, of Enso Publication Papers Oy Ltd from January 1996 until December 1998; managing director of Sachsen Papier Eilenburg GmbH from January 1993 until February 1996; and senior vice president, corporate planning, of Enso from March 1991 until December 1992. He joined the Varkaus Mill of Enso (previously, A. Ahlström Osakeyhtiö) in May 1977 and served there in various positions until February 1991. He is a member of the board of directors of American Forest & Paper Association. In addition, he is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering and a Master degree in Business Administration.

Pekka Laaksonen has acted as the senior executive vice president, Stora Enso packaging boards, since December 1998. Previously, he was the executive vice president of the packaging boards division of Enso from August 1993 until December 1998, managing director of Enso (Deutschland) GmbH & Co. from January 1989 until August 1993, sales manager at Enso (Deutschland) from January 1986 until December 1988, a vice president of the plywood division of Enso from September 1984 until December 1985, sales manager at Enso (Deutschland) from August 1981 until August 1984 and an employee of the plywood division of Enso from March 1979 until July 1981. He was also a member of the board of directors of Enso from May 1996 until December 1998 and a deputy member of the board of directors of Enso from August 1993 until April 1996. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. In addition, he is a member of the board of directors of Suominen Corporation. He holds a Master’s degree in Economics and Business Administration.

Arno Pelkonen has acted as the senior executive vice president, Stora Enso forest products, since May 2003. Previously, he was the senior executive vice president, timber, from August 2001 until April 2003 and the executive vice president and managing director of Stora Enso Timber Oy Ltd from December 1998 until August 2001, managing director of Enso Timber Oy Ltd from September 1995 until December 1998, marketing director of Enso’s sawmill industry from January 1990 until September 1995, sales director of Enso’s sawmill industry from May 1986 until January 1990, and sales manager of Enso’s sawmill industry from May 1984 until May 1986. Mr. Pelkonen is a member of managing board of CEI-Bois. He joined Enso in 1984 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics and Business Administration.

Bernd Rettig has acted as the senior executive vice president, Stora Enso publication paper, since May 2003. He was the senior executive vice president, magazine paper, from April 1999 until May 2003 and the managing director of Stora Enso Kabel GmbH from June 1996 until March 1999 and the managing director of Stora Reisholz GmbH from January 1992 until May 1996. He joined STORA in 1982 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering.

Yngve Stade has acted as the senior executive vice president, Stora Enso corporate support and energy, since December 1998. Previously, he was the senior vice president of STORA and the president of STORA Corporate Research from March 1994 until December 1998. He is a member of the boards of the Swedish Forest Research AB, TAPPI (International slot) and Marcus Wallenberg Foundation. He joined STORA in 1994 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering.

Corporate Governance

General

Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act, the Finnish Securities Markets Act and our corporate governance policy. In 2003, we updated our corporate governance policy in response to our reorganization, public interest in governance issues, new rules and recommendations of the Helsinki Exchanges, the Stockholm Exchange and New York Stock Exchange and the U.S. Sarbanes-Oxley Act. Our board of directors, our chief executive officer and our deputy chief executive officer manage our company. For additional information about the provisions of our articles of association relating to certain other corporate governance matters, see “Item 10. Additional Information—Memorandum and Articles of Association.” The following is a brief summary of certain relevant provisions of the Finnish Companies Act and our corporate governance policy:

Board of Directors.    It is our policy that the board of directors shall have a majority of independent directors. To be considered “independent”, the board must resolve that a director has no material relationship with the Company other than as a director. Our board of directors currently consists of 11 ordinary members: nine non-executives, who are independent and not affiliated with Stora Enso Oyj, and two executives. The members are appointed by the annual general meeting of shareholders for a one-year term. The board of directors supervises our operation and management and decides upon significant matters relating to strategy, investments, organization and finance. The board of directors also supervises the accounting and financial control matters of our company. The board of directors elects a chairman and a vice-chairman of the board of directors from among its members and appoints our chief executive officer, our deputy chief executive officer and heads of product areas, divisions and staff functions. The board of directors also appoints members of the compensation committee, financial and audit committee, and nomination committee.

Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the negotiation or performance, or otherwise having an involvement in connection with, a contract between themselves and Stora Enso Oyj. This prohibition also includes contracts between Stora Enso Oyj and a third party, if such director would receive a material benefit in conflict with the interests of Stora Enso Oyj.

Chief Executive Officer.    Our chief executive officer leads the day-to-day management of our company in accordance with the instructions and orders issued by our board of directors. It is the duty of our chief executive officer to ensure that our accounting methods comply with applicable laws, as well as to monitor and coach the paper and packaging boards product areas and to oversee business strategy, long-range planning and investments, finance and financial planning, corporate communications, investor relations and preparatory work with regard to meetings of our board of directors. In addition, our chief executive officer supervises decisions regarding key personnel and other important operational matters.

Deputy Chief Executive Officer.    Our deputy chief executive officer leads various operational matters, including monitoring and coaching the forest products product area, Asia Pacific and Latin America divisions, corporate support functions, such as purchasing, research and development, environmental matters, human resources, energy and information technology.

Executive Management Group.    Our executive management group is chaired by our chief executive officer and is comprised of our deputy chief executive officer, the three product area heads (paper, packaging boards and forest products), three divisional heads (publication paper, fine paper and North America) and the heads of finance and corporate support. Our executive management group’s duties include investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to meetings of our board of directors and the review of main features of our sales network.

Management Group.    Our management group includes the members of our executive management group and other members that have been appointed by our chief executive officer. Our chief executive officer may also appoint additional members. Our management group reviews the budget, strategy and daily business development matters.

Board Committees

Financial and Audit Committee.    Our board of directors established in August 2003 a financial and audit committee that comprises three to five non-executive members of our board directors who are independent and not affiliated with the Company. At least one committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to Stora Enso. The financial and audit committee meets regularly at least twice a year. The members of the financial and audit committee meet the Company’s external auditor without the management being present in connection with its meetings. Currently, the financial and audit committee consists of Mr. Jan Sjöqvist as the chairman and Ms. Barbara Kux and Messrs. Ilkka Niemi, Paavo Pitkänen and Marcus Wallenberg as members. The financial and audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process. The financial and audit committee reports to our board of directors. The financial and audit committee met six times in 2003.

Nomination Committee.    Our board of directors has appointed a nomination committee that currently consists of Mr. Krister Ahlström as the chairman and Messrs. Claes Dahlbäck, Harald Einsmann and Ilkka Niemi

as members. The nomination committee gives guidance to the shareholders through the board of directors regarding the composition of the board of directors and the compensation of the members of the board. Pursuant to the Finnish Companies Act, the shareholders elect the board of directors and determine the amount of compensation of the board of directors at the annual general meeting. In addition, the nomination committee makes proposals to the board of directors concerning the composition of the board committees.

Compensation Committee.    Our board of directors has appointed a compensation committee that currently consists of Mr. Claes Dahlbäck as the chairman and Messrs. Krister Ahlström, Harald Einsmann and Ilkka Niemi as members. The compensation committee is responsible for recommending, evaluating and approving executive (other than the chief executive officer) nominations and compensations, evaluating the performance of the chief executive officer and making recommendations to the board of directors relating to management compensation generally, including equity incentive compensation plans. The board of directors approves the compensation of the chief executive officer.

Operating Committees

Investment Committee.    Our investment committee is chaired by the head of our corporate strategy, investments and business planning group. Committee members are appointed by our chief executive officer. The duties of the investment committee are as follows: the coordination of investment planning projects, coordination of the investment approval process, final audit and follow-up process, participation in the planning and execution of large investment projects and making recommendations regarding funds available for investments.

Research and Development Committee.    Our research and development committee is chaired by our deputy chief executive officer, and members are appointed by our chief executive officer. The purpose and tasks of the research and development committee are as follows: to secure a group perspective on research and development in Stora Enso with regard to the relevance of research and development and its quality and efficiency, to initiate research and development policy and strategy at the group level, to monitor Stora Enso group research and development and to supervise company-financed research and development undertaken externally. In order to facilitate these tasks, the research and development committee must monitor technology and future-oriented product development.

Disclosure Committee.    Our disclosure committee is chaired by our group controller, and the head of our internal auditing and our general counsel serve as its permanent members. Other members are nominated by our chief executive officer as needed. The duties of the disclosure committee include supervising the reliability of financial reporting and disclosure processes of the Company.

Sustainability Committee.    Our sustainability committee is chaired by the deputy chief financial officer, and its members are appointed by our chief executive officer. The duties of the sustainability committee are to formulate corporate policy and strategy in environmental and corporate social responsibility matters, to ensure that these policies and strategies are well established and respected throughout the company, to co-ordinate and follow-up relations and communication with stakeholders such as governmental and non-governmental organizations, to take initiatives for the development of relevant management procedures and to produce the annual Sustainability Report.

Compensation of Directors and Executive Management Group

In 2003, we paid aggregate remuneration of approximately €6.5 million to our board of directors and executive management group, as a group (19 persons). This figure includes benefits in kind and bonuses determined by the compensation committee of our board of directors based on our performance. In the case of executive officers who are members of the executive management group, this compensation was primarily in the form of salaries. In the case of non-executive directors, this compensation was in the form of directors’ fees. In addition, we accrued an aggregate of €1.7 million in 2003 for pension, retirement and similar benefits for the directors and members of our executive management group.

In 2003, we paid our chief executive officer a salary, including benefits, of €1,177.9 thousand and a bonus of €197.1 thousand. Members of our executive management group received a total of 560,000 synthetic options in 2003. Members of our board of directors did not receive any options in 2003.

Equity-Based Programs

In 1999, we established a synthetic option program, which is an integrated part of the top management compensation structure. Approximately 200 employees, primarily from senior management and selected specialist areas, participate in the program. Under this program, we have issued approximately 2.9 million options with a strike price of €11.75 per share, equal to 110 percent of the average share price from May through July 1999. These 1999 synthetic options are exercisable from July 15, 2002, until July 15, 2006. On March 21, 2000, our board of directors approved the issuance of up to 3,000,000 additional synthetic options with a strike price of €12.25 per share, equal to 110 percent of the average share price over the three-day period prior to the annual general meeting on March 21, 2000. These 2000 synthetic options are exercisable from April 1, 2003, until March 31, 2007. On March 20, 2001, our board of directors decided to continue the annual incentive program initiated in 1999 and increased the number of key employees eligible to receive synthetic options to 500 and approved the issuance of up to 4.8 million additional synthetic options. The strike price for the 2001 synthetic options is €11.70, equal to 110 percent of the average share price from February 2 through February 14, 2001. These 2001 synthetic options will be exercisable from April 1, 2004, until March 31, 2008. In January 2002, our board of directors decided on the principles of continuing the rolling incentive program and increased the number of key employees eligible to receive synthetic options to 1,000 and approved the issuance of up to 5.9 million additional synthetic options. The strike price for the 2002 synthetic options is €16.50, equal to 110 percent of the average share price from January 31 through February 7, 2002. These 2002 synthetic options will be exercisable from February 8, 2005, until February 7, 2009. In addition, in January 2003, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, keeping the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 6.0 million additional synthetic options. The strike price for the 2003 synthetic options is €10.00, equal to 110 percent of the average share price from January 31 through February 7, 2003. These 2003 synthetic options will be exercisable from February 8, 2006, until February 7, 2010. In addition, in February 2004, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, keeping the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 4.5 million additional synthetic options. The strike price for the 2004 synthetic options is €11.15, equal to 110 percent of the average share price from February 5 through February 12, 2004. These 2004 synthetic options will be exercisable from March 1, 2007, until February 8, 2011.

Depending on local circumstances, synthetic options entitle the holders to receive either a cash payment equal to the difference between the strike price and the share price at the time of exercise or an option to purchase Series R shares already issued. We have financially hedged our obligations under the option program against any increases in the share price. The options are non-transferable and their exercise will not dilute existing ownership interests.

In addition, in 2004, we established a restricted share award plan and a performance share award plan for 191 members of our top senior management. Under the restricted share award plan, a total of 261,000 Series R shares held by us will be allocated to the participants during the years 2005 to 2007. Of the total amount of Series R shares, 40 percent will be allocated on March 1, 2005, 30 percent will be allocated on March 1, 2006, and 30 percent will be allocated on March 1, 2007. Under the performance share award plan, participants were notified on March 1, 2004 that, depending on whether we, at the group level, meet the performance criteria determined by the compensation committee of our board of directors, an estimated target amount of 261,000 Series R shares held by us will be allocated to the participants during the years 2005 to 2007. Of the total amount of allocations, 40 percent will be made on March 1, 2005, 30 percent will be made on March 1, 2006, and 30 percent will be made on March 1, 2007. Pursuant to the performance criteria determined by the compensation committee of our board of directors for the year 2005, participants will be allocated 156,000 Series R shares, representing 150 percent of the target amount for 2005, if our return on capital employed in 2004 is four percent higher than weighted average cost of capital of 8.7 percent. If our return on capital employed in 2004 equals weighted average cost of capital of 8.7 percent, participants will receive 104,400 Series R shares held by us, representing 100 percent of the target amount for 2005. If our return on capital employed in 2004 is lower than weighted average cost of capital of 8.7 percent, no Series R shares will be allocated.

The following table sets forth the total number of synthetic options beneficially held by each of the members of our executive management group as of April 15, 2004:

	Number of synthetic options
	1999	2000	2001	2002	2003	2004
Jukka Härmälä	112,500	110,000	110,000	110,000	110,000	55,000
Björn Hägglund	93,750	90,000	90,000	90,000	90,000	45,000
Esko Mäkeläinen	46,900	45,000	45,000	45,000	45,000	22,500
Lars Bengstsson	46,900	30,000	45,000	45,000	45,000	22,500
Jussi Huttunen	16,800	15,000	15,000	45,000	45,000	22,500
Kai Korhonen	46,900	45,000	45,000	45,000	45,000	22,500
Pekka Laaksonen	46,900	45,000	45,000	45,000	45,000	22,500
Arno Pelkonen	46,900	30,000	30,000	45,000	45,000	22,500
Bernd Rettig	46,900	45,000	45,000	45,000	45,000	22,500
Yngve Stade	46,900	45,000	45,000	45,000	45,000	22,500

In connection with the Consolidated Papers acquisition, our board of directors decided to convert the Consolidated Papers share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new Series R shares in the form of ADRs that may be subscribed for is 5,680,000. Before October 16, 2001, we had issued 2,001,733 Series R shares in connection with the conversion of the share option plans, increasing our share capital by €3.4 million. On October 16, 2001, our board of directors decided to amend these share option plans. As a result, no new Series R shares will be issued pursuant to these share option plans. Instead, under the amended terms of the share option plans, a maximum of 4 million repurchased Series R shares was reserved for distribution pursuant to these share option plans. As of April 21, 2004, a total of 1,945,205 repurchased Series R shares was held in reserve for distribution pursuant to these share option plans. The exercise period is from September 11, 2000 to February 4, 2010 (depending on the date of grant) and the weighted average subscription price is $6.9687.

Share ownership by Directors and Executive Management Group

The following table sets forth the total number of shares beneficially held by each of our directors and members of our executive management group as of April 15, 2004:

	Number of Shares
	Series A shares		Series R shares
	Sole Voting or Investment Power	Beneficially Shared Voting Power	Sole Voting or Investment Power	Beneficially Shared Voting Power
Directors
Claes Dahlbäck	2,541	—	19,529	—
Krister Ahlström	1,500	—	—	—
Lee A. Chaden	—	—	—	—
Harald Einsmann(1)	—	—	4,800	—
Björn Hägglund	7,877	—	14,618	—
Jukka Härmälä	—	—	6,500	—
Barbara Kux	—	—	—	—
Ilkka Niemi	—	—	—	—
Paavo Pitkänen(2)	3,800	8,922,117	—	140,874
Jan Sjöqvist	508	—	1,943	—
Marcus Wallenberg(3)	3,049	58,379,194	6,019	—
Executive Management Group(4)
Esko Mäkeläinen	1,900	—	4,669	—
Lars Bengstsson	—	—	—	—
Jussi Huttunen	—	—	—	—
Kai Korhonen(5)	—	—	—	7,365
Pekka Laaksonen	—	10,000	—	—
Arno Pelkonen	—	—	—	—
Bernd Rettig	—	—	—	—
Yngve Stade	—	—	725	—

(1)	Series R shares in form of American Depositary Receipts.
(2)	Varma-Sampo Mutual Pension Insurance Company owns 8,922,117 Series A shares and 140,874 Series R shares. Mr. Pitkänen is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Pitkänen does not believe that he has the power to direct the voting of shares held by Varma Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.
(3)	In Addition, the Knut and Alice Wallenberg Foundation owns 58,379,194 Series A shares. Mr. Wallenberg is a member of the board of directors of the Knut and Alice Wallenberg Foundation and as a result may be deemed to share voting power with respect to the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg does not believe that he has the power to direct the voting of shares held by the Knut and Alice Wallenberg Foundation and disclaims beneficial ownership of these shares.
(4)	Excludes members of the executive management group who are also members of our board of directors.
(5)	Includes 7,280 Series R shares held by Mr. Korhonen’s wife and 85 Series R shares held by Mr. Korhonen’s son.

Employment Agreements

Members of our executive management group and other executive officers have entered into employment agreements with us, which, among other things, provide standard employment terms, including compensation and termination provisions. Under these agreements, our executive officers receive a base salary and are eligible for a performance-based bonus on an annual basis. In addition, all our executive officers receive certain fringe benefits. Under the employment agreements, employment can typically be terminated upon six months’ notice, after which each executive remains subject to a non-competition clause. Several of our executive officers, including Messrs. Härmälä and Hägglund, are parties to employment agreements that provide for a fixed severance payment of 12 months’ salary and, under specified circumstances, an additional 12 months’ salary.

Presently, there are no service contracts between any non-executive members of our board of directors and Stora Enso or any of its subsidiaries which provide for benefits upon termination.

Share Repurchases

At our annual general meeting of shareholders held on March 18, 2004, our shareholders authorized our board of directors to repurchase up to 9,000,000 Series A shares and up to 32,700,000 Series R shares on the Helsinki Exchanges and the OM Stockholm Exchange. Pursuant to the authorization, the repurchased shares may not exceed five percent of the votes or the share capital of our company. The authorization is valid until March 17, 2005. Our board of directors decided to begin implementing the authorization on March 25, 2004.

At such annual general meeting of shareholders, our shareholders also authorized our board of directors to dispose of not more than 9,000,000 Series A shares and not more than 32,700,000 Series R shares held by us. Our board of directors was authorized to decide to whom and in what manner these shares will be disposed of. The shares can be disposed of in deviation from the pre-emptive rights of our existing shareholders as consideration in possible corporate acquisitions or other arrangements, or sold in the public market. Our board of directors was also authorized to decide on the terms of the disposals, including the sales price or other consideration to be paid for such shares. The authorization is valid until March 17, 2005.

Pursuant to an authorization to our board of directors granted by our annual general meeting of shareholders held on March 20, 2003, a total of 8,100 Series A shares and 27,076,000 Series R shares were repurchased during the period from March 27, 2003 to February 16, 2004. The average price paid for the Series A shares was €10.11 and for the Series R shares €9.84. Such shares have been cancelled pursuant to the decision of our annual general meeting of shareholders.

Employees

As of December 31, 2003, we had approximately 42,814 employees, an increase of 353 employees from December 31, 2002. The increase was due primarily to the acquisition of Sylvester in the Baltic States and new sawmills in Russia, partly offset by reductions of workforce in Finland and North America. The average number of employees by product area and by region for the years ended December 31, 2001, 2002 and 2003 and the number of employees as of December 31, 2003 were as follows:

	For the year ended December 31,			As of December 31, 2003
	2001	2002	2003
	(average number of employees)			(number of employees)
Paper
Publication paper	13,384	13,241	12,903	12,482
Fine paper	10,968	9,872	9,521	9,040
Merchants	1,580	1,411	1,254	1,215
Packaging boards	9,527	9,949	10,068	9,752
Forest products
Wood products	3,644	3,745	4,626	4,593
Wood supply Europe	2,176	2,265	2,599	2,431
Other	2,996	3,370	3,293	3,301

Total	44,275	43,853	44,264	42,814

	For the year ended December 31,			As of December 31, 2003
	2001	2002	2003
	(average number of employees)			(number of employees)	(%)
Finland	15,054	14,676	14,479	13,658	31.9
Sweden	9,433	9,187	9,068	8,937	20.9
United States	6,071	5,731	5,182	4,865	11.4
Germany	4,767	4,761	4,785	4,775	11.2
France	1,368	1,333	1,312	1,268	3.0
Austria	1,127	1,189	1,226	1,215	2.8
The Netherlands	801	858	829	801	1.9
China	852	816	811	827	1.9
United Kingdom	704	602	497	506	1.2
Canada	746	850	849	804	1.9
Belgium	694	645	623	596	1.4
Other countries	2,658	3,205	4,603	4,562	10.5

Total	44,275	43,853	44,264	42,814	100

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

In Finland, we entered into new collective bargaining agreements with the relevant unions in February 2003 for a two-year period ending in February 2005. These agreements provide for salary increases of 2.8 percent and 2.2 percent in 2003 and 2004, respectively. In Sweden, we have entered into three-year collective bargaining agreements covering the period until March 2007 with all unions. The agreements provide for average salary increases of 3.0 percent for 2004, 2.7 percent for the 12 months starting March 1, 2005 and 2.6 percent for the last 12 months. In Germany, we have collective bargaining agreements covering the period from May 2003 until April 2004, which provided for average salary increases of approximately 2.5 percent in May 2003. Negotiations on new collective bargaining agreements in Germany have started in April 2004.

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

Management believes that our company has good relations with employees and their representatives. For additional information, see the relevant risk factor under “Item 3. Key Information—Risk Factors.”

Our employees participate in a performance-oriented incentive bonus plan based on, among other factors, profitability and achievement of key business targets set by management. Bonuses under the new incentive plan are calculated as a percentage of each employee’s annual base salary, capped in the case of non-management employees at seven percent. All bonuses are discretionary and will not be partially triggered unless our results exceed specified levels. The plan currently covers 70 to 80 percent of our employees, mostly in Europe. We plan to implement the plan in all countries. However, this implementation will take time due to local practices, contracts and legislation.

Members of our middle and top management participate in an annual bonus arrangement calculated on the basis of our target return on capital employed ratio and the achievement of personal targets. The maximum bonus available under the management bonus plan ranges from 20 percent to 50 percent of annual base salary, depending on seniority. In addition, some key employees participate in our synthetic option programs. See “Item 6. Directors, Senior Management and Employees—Equity-Based Programs.”

Item 7.    Major Shareholders and Related Party Transactions.

Ownership of Stora Enso’s Securities by Management and Significant Shareholders

The following table sets forth information concerning the beneficial ownership of Series A shares and Series R shares as of April 15, 2004 for the following:

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

Name	Series A Shares Beneficially Owned	Series R Shares Beneficially Owned	Percentage of Votes	Percentage of Outstanding Shares
Finnish State	55,595,937	41,483,501	24.3	11.6
Knut and Alice Wallenberg Foundation	58,379,194	0	23.7	7.0
Social Insurance Institution of Finland	23,825,086	3,738,965	9.8	3.3
Franklin Resources, Inc.(1)	0	45,391,907	1.82	5.25
Directors and members of the executive management group, as a group (19 persons)(2)(3).	67,311,311	148,239	27.4	8.1

(1)	Based on the announcement made by Franklin Resources, Inc. on February 20, 2004, mutual funds managed by Franklin Resources, Inc. held 45,391,907 Series R shares as of February 17, 2004, representing approximately 5.25 percent of our outstanding share capital and approximately 1.82 percent of our voting rights. In addition, voting rights held by affiliated advisers of Franklin Resources, Inc. under account management agreements equaled to 0.91 percent of the votes.
(2)	Includes 58,379,194 Series A shares owned by the Knut and Alice Wallenberg Foundation. Marcus Wallenberg, a member of our board of directors, is a member of the board of directors of the Knut and Alice Wallenberg Foundation. Mr. Wallenberg may be deemed to have an interest in the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg believes that he does not possess the power to direct the voting of these shares and disclaim beneficial ownership of the Series A shares held by the Knut and Alice Wallenberg Foundation.
(3)	Includes 8,922,117 Series A shares and 140,874 Series R shares owned by Varma Mutual Pension Insurance Company. Paavo Pitkänen, a member of our board of directors, is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company. Mr. Pitkänen may be deemed to have an interest in the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Pitkänen believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Series A shares and Series R shares held by Varma Mutual Pension Insurance Company.

Changes in the Percentage of Ownership of Significant Shareholders

Prior to the merger of STORA and Enso in 1998, the Finnish State owned approximately 40 percent of Enso’s share capital and Investor AB, a Swedish industrial investment company, owned approximately 16.4 percent of STORA’s share capital. Immediately following the merger, the Finnish State held approximately 21.6 percent of the voting power in Stora Enso and Investor AB held approximately 10.9 percent. In June 2001, Investor AB sold its total shareholdings in Stora Enso to the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation. In April 2002, the Finnish State sold approximately 23 million Series R shares and, in June 2002, an additional 17 million Series R shares through a series of market transactions. As of the date of this annual report, the Finnish State controls approximately 24.3 percent and the Knut and Alice Wallenberg Foundation controls approximately 23.7 percent of our voting rights. We have been informed that, as of February 17, 2004, the ownership of our shares by the mutual funds managed by Franklin Resources, Inc. had exceeded five percent of our outstanding shares. Based on the announcement made by Franklin Resources, Inc. on February 20, 2004, mutual funds managed by Franklin Resources, Inc. held 45,391,907 Series R shares as of February 17, 2004, representing approximately 5.25 percent of our outstanding share capital and approximately 1.82 percent of our voting rights.

Ownership of Our Securities in the United States

As of April 15, 2004, there were (i) 19 record holders of our Series A shares with a registered address in the United States, representing 12,376 of a total of 180,128,066 issued and outstanding Series A shares, and (ii) 41 record holders of our Series R shares with a registered address in the United States, representing 53,267 of a total of 657,115,333 issued and outstanding Series R shares. In addition, 25,287,383 Series R shares were held in the form of ADSs by 2,896 record holders, representing 3.9 percent of our issued and outstanding Series R shares.

As of April 15, 2004, a total of 74,380,044, or 41.3 percent, of our Series A shares and a total of 522,453,880, or 79.5 percent, of our Series R shares were held in nominee registered form in the Finnish book-entry system. As a result of Finnish law and regulations, we believe that all holders of such shares are domiciled outside of Finland. However, other than in respect of shareholders attending a meeting of our shareholders, we do not receive information on the jurisdiction of the domicile of such shareholders unless such holders notify us that they have obtained ownership of shares representing at least five percent of our outstanding share capital or voting power. Other than as indicated above under “—Ownership of Stora Enso’s Securities by Management and Significant Shareholders,” we have not received any such notification in respect of our current shareholders.

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

Together with our subsidiaries, we engage in ordinary course transactions on commercial terms and conditions with affiliated companies and other related parties that are on no less favorable terms than would be available to unaffiliated third parties. We intend to continue to engage in transactions on a similar basis with affiliated businesses. For additional discussion, see note 13 to our consolidated financial statements beginning on page F-1 of this annual report.

Chemical Pulp

Although most of our chemical pulp is produced internally, we purchase chemical pulp from the pulp mill of Sunila Oy, a 50 percent owned joint venture corporation with Myllykoski. Sunila sells us pulp at market prices. In 2003, we purchased 123,921 metric tons of chemical pulp from Sunila for a total purchase price of €49.1 million.

Energy

We hold a 15.7 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Prices that we pay to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices. We have the right to appoint a director to the board of directors of Pohjolan Voima.

Financial Arrangements

We have borrowings from, or financial arrangements with, several financial institutions. Some of the members of our board of directors or executive management group are also members of the board of directors, supervisory board or executive management of one or more of those financial institutions, including Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä and Paavo Pitkänen, and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. All of our borrowings and financial arrangements have been negotiated on arm’s-length terms and several have existed for a number of years and prior to the current overlap in board membership.

Research and Development

We conduct research and development activities through Keskuslaboratorio, in which we have a 30 percent interest. We source part of our basic research requirements from Keskuslaboratorio, which also performs research for us on a contract basis at cost. In 2003, our total payments to Keskuslaboratorio amounted to €5.7 million. Discoveries made in the process of its research activities are the property of Keskuslaboratorio, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of Keskuslaboratorio (in addition to ourselves, UPM-Kymmene, Metsäliitto group and Myllykoski) have a right to practice the patent. If, however, Keskuslaboratorio decides not to apply for a patent, the discovery is auctioned to the corporate owners or, if they are not interested, to unrelated third parties.

Recycled Paper

We have a minority interest in several paper recyclers from whom we purchase recycled paper at market prices. Purchases of recycled paper from these companies totaled approximately €20.2 million in 2003.

Restructuring of Our Forest Assets

In July 2002, in connection with the restructuring of our Finnish forest assets, we transferred a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy. In December 2002, we sold Tornator Oy to Tornator Timberland Oy, of which we own 41 percent. The remaining 59 percent of the shares in Tornator Timberland Oy is held by Finnish institutional investors. As a result of the sale, we recorded a gain of €25.9 million.

In March 2004, in connection with the restructuring of our Swedish forest assets, we transferred a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our forest land and related operations in Sweden to a newly-formed company Bergvik Skog AB, of which we own 43.3 percent and 5.0 percent is held by Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group. The remaining 51.7 percent of the shares in Bergvik Skog AB is held by institutional investors. As a result of the sale, we recorded a gain of €113 million. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.”

Stevedoring

We own 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels. Steveco’s other shareholders are UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco to us and the other shareholders are priced at market prices and, in 2003, our total payments to Steveco Oy amounted to €19.7 million. We also own 50 percent interest in Kemi Shipping Oy and 100 percent in Herman Andersson Oy, each, a Finnish company.

Wood Procurement

In connection with the divestiture of our Finnish forest land and related operations in 2002, we entered into a long-term wood procurement agreement with Tornator Oy and Tornator Forest Oy, according to which they will sell us approximately 1.5 million cubic meters of wood annually. Both Tornator Oy and Tornator Forest Oy are, directly or indirectly, wholly-owned subsidiaries of Tornator Timberland Oy. Currently, we are holding 41 percent and Varma Mutual Pension Insurance Company is holding 13.3 percent of the shares in Tornator Timberland Oy. Our chief executive officer is the vice chairman of Varma’s supervisory board and another member of our board is the president and chief executive officer and a member of the board of Varma.

In connection with the divestiture of our Swedish forest land and related operations in 2004, we entered into a long-term wood procurement agreement with Bergvik Skog AB, according to which it will sell us approximately 4.5 million cubic meters of wood annually. Currently, we are holding 43.3 percent and the Knud and Alice Wallenberg Foundation is holding 8.2 percent of the shares in Bergvik Skog AB. As of the date of this annual report, the Knut and Alice Wallenberg Foundation controls approximately 23.7 percent of our voting rights.

Item 8.    Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The following table sets forth our sales by destination for the years ended December 31, 2001, 2002 and 2003:

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Austria	213.1	195.4	222.0
Belgium	345.1	301.3	267.2
Denmark	307.6	297.9	276.1
Finland	776.0	780.6	786.9
France	1,007.0	965.5	862.7
Germany	1,840.3	1,673.6	1,616.1
Italy	403.2	391.5	380.7
The Netherlands	581.9	488.4	491.9
Portugal	71.3	60.9	64.9
Spain	445.5	463.4	499.4
Sweden	1,026.6	1,034.2	994.4
United Kingdom	1,324.8	1,053.4	979.3
Other European Union	197.8	197.4	203.9

Total European Union	8,540.2	7,903.5	7,645.5
Other Europe	813.2	981.4	897.8

Total Europe	9,353.4	8,884.9	8,543.3
Canada	169.4	160.0	143.7
China	188.8	201.5	228.6
United States	2,469.7	2,267.3	1,918.3
Others	1,327.5	1,268.9	1,338.4

Total	13,508.8	12,782.6	12,172.3

In 2003, approximately €786.9 million, or six percent, of our sales from Finland; approximately €994.4 million, or eight percent, of our sales from Sweden; approximately €1,616 million, or 13 percent, of our sales from Germany; and €1,918.3 million, or 16 percent, of our sales from the United States were exported to other countries.

Legal Proceedings

Competition Law Proceedings

Carbonless Paper Case.    In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including our affiliated company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly our wholly-owned subsidiary and was called Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper. In 2002, Mitsubishi HiTech Paper appealed the Commission’s decision to the European Court of First Instance. The case is still pending.

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

Niagara Emissions Case.    The EPA has issued a notice of violation and a finding of violation to our Niagara mill alleging that projects at the mill between 1995 and 1997 violated the Clean Air Act. No demand has been received from the EPA, but we expect that the EPA will seek a monetary penalty and the installation of additional control equipment. See “Item 4. Information on the Company—Environmental Matters.”

Port of Amsterdam.    Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam. As of December 31, 2003, we had recorded a €2.4 million provision relating to our possible liabilities.

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

Dividend Policy

We pay annual dividends to our shareholders based on the long-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and such other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute at least one-half of our earnings as dividends.

For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s financial results and of the amount of the dividend proposed by the board of directors. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed the amount recommended by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits or distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. As of December 31, 2003, our consolidated distributable equity, including our consolidated subsidiaries, totaled €2,549.7 million and the distributable equity in our parent company totaled €4,737.9 million. The difference between the parent company’s distributable equity and our consolidated distributable equity is caused by earnings related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of the company.

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

At the annual general meeting of our shareholders held on March 18, 2004, our shareholders declared a dividend of €0.45 per share for the fiscal year ended December 31, 2003, representing total dividends of €389 million. The dividend was paid on April 2, 2004 to shareholders entered in the register of shareholders on March 23, 2004.

Significant Changes

Other than as described herein, no significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing.

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

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
1999	17.70	6.60	152.00	58.50
2000	19.00	8.70	160.00	72.00
2001	15.67	10.12	146.50	90.50
2002	16.13	8.41	148.00	77.00
2003	12.42	8.30	113.50	77.50
2004 (through April 22)	11.53	9.60	106.50	90.00

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2002
First Quarter	16.13	13.75	148.00	126.50
Second Quarter	15.70	13.12	145.00	119.50
Third Quarter	14.40	9.50	130.50	87.00
Fourth Quarter	12.70	8.41	114.50	77.00
2003
First Quarter	11.17	8.39	102.50	77.50
Second Quarter	10.18	8.30	92.50	78.00
Third Quarter	12.42	9.32	113.50	86.00
Fourth Quarter	11.95	10.24	108.00	92.50
2004
First Quarter	11.53	9.60	106.50	90.00
Second Quarter (through April 22)	11.17	10.25	102.00	94.50

	Price per Series R Share
	Helsinki Exchanges		Stockholm Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2003
October	11.78	10.25	106.50	92.50
November	11.95	10.95	108.00	98.50
December	11.61	10.24	103.50	93.00
2004
January	11.24	9.97	103.00	91.00
February	11.05	9.86	101.50	90.00
March	11.53	9.60	106.50	91.50
April (through April 22)	11.17	10.25	102.00	94.50

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

The table below sets forth, for each of the periods indicated, the reported high and low closing prices per Stora Enso ADSs on the New York Stock Exchange Composite Tape as reported in U.S. dollars by the New York Stock Exchange:

	Price per ADS
Calendar Period	High	Low
	$
2000 (commencing September 13)	11.75	7.38
2001	13.40	9.21
2002	14.32	8.37
2003	14.05	9.16
2004 (through April 22)	14.10	12.20

	Price per ADS
Calendar Period	High	Low
	$
2002
First Quarter	13.96	12.19
Second Quarter	14.32	12.52
Third Quarter	13.69	9.54
Fourth Quarter	12.24	8.37
2003
First Quarter	11.77	9.16
Second Quarter	11.85	9.16
Third Quarter	13.45	10.76
Fourth Quarter	14.05	12.03
2004
First Quarter	14.10	12.20
Second Quarter (through April 22)	13.38	12.46

	Price per ADS
Calendar Period	High	Low
	$
2003
October	13.65	12.03
November	13.89	13.05
December	14.05	12.60
2004
January	14.10	12.57
February	13.84	12.53
March	13.90	12.20
April (through April 22)	13.38	12.46

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

Item 10.    Additional Information.

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

Share Capital

Our minimum share capital is €850,000,000, and the maximum is €3,400,000,000. Our share capital may be increased or decreased within this range without seeking shareholder approval to amend the articles of association. The minimum number of shares may not be less than 500,000,000, and the maximum number may not be more than 2,000,000,000 shares, which shares shall be divided into Series A shares and Series R shares. The number of Series A shares may not be more than 500,000,000, and the number of Series R shares may not more than 1,600,000,000 shares. Our shares are in the Finnish book-entry securities system.

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

Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting, a shareholder must be registered on the record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or in our articles of association. Thus, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at a meeting.

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

Voting

For purposes of voting on general corporate matters and elections, each Series A share has one vote and every ten Series R shares have one vote. However, each shareholder shall have at least one vote. At a general meeting of shareholders, resolutions generally require the approval of a majority of the votes cast. However, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares in deviation from the shareholders’ preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the company, require a majority of two-thirds of the votes cast and of the shares represented at the general meeting of shareholders. Certain decisions require, in addition to the above majority requirement, the consent of shareholders representing at least two-thirds of the shares of each class of shares. Further, if an amendment of our articles of association would diminish the rights of an entire class of shares, the resolution, in addition to the above majority requirement, requires the consent of shareholders representing at least one-half of all the shares of such class and a majority of two-thirds of the shares of such class represented at the general meeting of shareholders.

Conversion of Series A Shares

Each Series A share may be converted into one Series R share at the request of the holder or its nominee. No monetary consideration shall be payable for the conversion.

A shareholder’s request for conversion of Series A shares must be presented to us in writing. A request for the conversion of shares may be made at any time, with the exception of the period beginning with the passing of a resolution by the board of directors to convene a general meeting of shareholders. Any conversion request made during the time falling between such resolution and the following general meeting of shareholders is deemed to have arrived, and is processed, after such general meeting of shareholders and, where applicable, the record date that follows. The request shall state the number of shares to be converted as well as the book-entry account on which the book-entries corresponding to the shares are recorded. We may request that an entry be made on the shareholder’s book-entry account restricting the shareholder’s right of transfer with respect to its shares during the conversion period. We shall promptly notify the Finnish Trade Register of the changes in the number of shares following the conversion. A request for conversion of shares may be cancelled before the Finnish Trade Register has been notified. Upon cancellation, we shall request that any entry restricting the shareholder’s right of transfer shall be removed from the shareholder’s book-entry account.

The conversion of Series A shares into Series R shares shall become effective upon registration in the Finnish Trade Register. The party requesting the conversion and the book-entry registrar shall be notified of the registration. In the event a general meeting of shareholders is convened during the conversion period specified by the board of directors, any conversion requests made during such conversion period shall be deemed to be received after the general meeting of shareholders. In such event, the board of directors may decide upon extension of the conversion period to end after the general meeting of shareholders, when necessary. The board of directors shall, when necessary, decide on more detailed procedures for the conversion of shares based on a request of a shareholder or, in case of shares registered in the name of a nominee, on the request of the nominee indicated in the book-entry register.

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

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 1996, the rate of such tax was 28 percent. The corporate income tax rate was raised to 29 percent, with effect as from January 1, 2000. In November 2003, the Finnish government publicly announced its intention to lower the corporate income tax rate to 26 percent in order to ascertain international competitiveness. No further details in respect of the timing of the entry into force of the new legislation was available as of the date of this annual report.

Finland applies an imputation or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, there is a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax years 2001, 2002 and 2003 the applicable minimum tax was 29/71. To the extent that this minimum tax exceeds or is less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus will be established or a supplementary tax liability will be imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years. As further discussed below, Finland is considering abolishing the avoir fiscal system.

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

In June 2001, the Finnish Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee presented its report in November 2002. The committee was of the opinion that Finland should abolish the avoir fiscal system and, as a result, dividends would be taxable. In addition, the Finnish Supreme Administrative Court has requested a preliminary ruling from the European Court of Justice in relation to the Finnish imputation system on September 10, 2002. As a result of the ruling, Finland may be forced to amend or even abolish the current avoir fiscal system. The Finnish government has publicly announced its plan to abolish the avoir fiscal system, which shall, if the plan is effectuated, mean that in the future dividends shall partly be subject to dual taxation. After the change of law abolishing the avoir fiscal system enters into force, 70 percent of the dividends paid out by a Finnish public company will be considered taxable capital income. As of the date of this annual report, no further details in respect of the timing of the entry into force of the new legislation was available.

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

U.S. Federal Income Taxation

General

The following is a description of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our shares or ADSs at the initial issue price and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, persons that received shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of our shares. This description does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of our shares or ADSs.

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

For purposes of this description, a “U.S. Holder” is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of our shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or a partnership should consult its own tax advisor as to its tax consequences.

You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our shares or ADSs.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, the gross amount of any distribution made to you of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all our shareholders, including holders of ADSs) with respect to your shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on any such dividends received in a taxable year beginning on or before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., generally, gains from the sale or exchange of capital assets held for more than one year). However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution that we make exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

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

If you are a U.S. Holder, dividends received by you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder, the initial basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you convert U.S. dollars to euros and immediately use that currency to purchase shares or ADSs, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for the 2003 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of dividends with respect to your shares or ADSs at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs.

If we were a PFIC you could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our shares or ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding tax rate is 28 percent for years through 2010.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Operational Risk

Our operating profit is affected by changes in price and volume, although the effect on operating profit depends varies among our product areas. The table below sets forth the operating profit sensitivity to a +/- ten percent change in either price or volume for our different product areas.

	Price	Volume
	(€ in millions)
Publication paper	400	130
Fine paper	250	100
Packaging boards	260	120
Wood products	140	30

The price and volume of different cost components also have an impact on our operating profit. The table below sets forth the most important items relative to our total costs and sales.

	% of costs	% of sales
Variable costs
Transport and sales commission	11	10
Logs, pulpwood and recycled fiber	20	19
Chemicals and fillers	10	10
Energy	9	9
Other	13	12

	63	60
Fixed costs
Personnel	20	19
Other	7	7

	27	26
Depreciation and amortization	10	10

Total costs	100	96

The main items are personnel costs and the sourcing of logs, pulpwood and recycled fiber. For example, a one percent change in our personnel costs equals €23 million and a one percent change in our fiber costs represents €23 million. In order to mitigate the impact of these on earnings, we have started to hedge some of our open commodity and energy exposure.

Financial Risk Management

As a global market participant, we are exposed to different kinds of market risk. The major risk exposures for us are foreign exchange risk, risk of difficulties in obtaining financing at any given time, interest rate risk, and commodity risk. The continuously evolving financial and business environment creates a challenge for our treasury function.

The objective of our financial risk management is to mitigate or limit these financial exposures to secure profitability. We have defined objectives and principles for the management of financial exposure in the financial risk policy for Stora Enso approved by the audit and finance committee of our board of directors. This policy is the master policy and other policies that relate to financial dealings are subordinate to this policy. Hence, all financial dealings instructions and procedures in the group must comply with the financial risk policy of Stora Enso. The policy is reviewed and re-approved regularly by the financial and audit committee of our board of directors and our senior management. Compliance is monitored by our internal control and internal audit.

We aim to optimize internal cash flows in order to minimize the number of external transactions we must make. We subsequently manage our group’s net exposure in the financial markets.

Our treasury works together with the operating units to determine the best hedging strategy for the respective units within the framework set out in the financial risk policy.

In accordance with our financial risk policy, our treasury uses a variety of financial instruments to hedge net financial risk exposures. Foreign currency exchange derivatives used are forwards, swaps, bought and sold options. Interest rate derivatives used are interest rate futures, interest rate swaps, cross-currency interest rate swaps and interest rate swaptions. Commodity derivatives used are oil swaps, oil options, electricity swaps, paper swaps, lumber options and lumber futures and pulp futures.

Foreign Exchange Risk

We operate globally and are thus exposed to foreign exchange risk arising from fluctuations in exchange rates of various currencies and currency combinations.

Many of our production facilities are located outside the euro currency area, mainly in Sweden and the United States. Production facilities in question are owned by the local subsidiaries. The geographical location of the production facilities, the purchases of raw material, and the sales outside the euro area lead to principal foreign exchange transaction exposure in the Swedish krona, U.S. dollar and British pound sterling against euros, the functional currency of our parent company.

We use a Value-at-Risk (“VaR”) methodology to assess our foreign exchange risk. The VaR calculates the potential profit or loss from a stochastic change in the prices of items contained in the analyzed portfolio. The risk of the net foreign currency position is estimated against our base currency euro with a VaR-methodology developed by Risk Metrics Group, which uses historical volatilities and correlations. The calculation measures the potential change in the fair value of outstanding financial contracts over a one-day period on a specified confidence interval. Because the VaR method is not reliable in extreme situations, we also use other risk measures in the daily monitoring of foreign exchange risk, including stress tests and scenario analysis.

In 2003, in accordance with our financial risk policy, the foreign exchange net cash flow arising from forecasted sales and purchases was hedged to a maximum of 75 percent of the net exposure in a specific currency.

The divisions can hedge up to 75 percent of their forecasted transaction exposure based on divisional financial risk policy. In addition to divisional hedges, remaining group exposures may be hedged under the authority of senior management.

For this purpose a number of financial instruments are used, including foreign exchange forward contracts and foreign exchange options.

The financial instruments used for the hedging of net foreign exchange exposure arising from sales and purchases have, on average, a maturity of less than one year.

The overnight fair-value-VaR for the net cash flow hedges of foreign exchange transactions was, at a 95 percent confidence level, a loss of €4.6 million as of December 31, 2003 while the average over the year 2003 was €5.3 million. As of December 31, 2002, the corresponding VaR was a loss of €6.1 million for hedged foreign exchange transactions while the average over the year 2002 was €6.9 million. The decrease in VaR is mainly due to decrease in hedges during 2003.

The balance sheets of our foreign subsidiaries are translated into euros using the exchange rates prevailing at the balance sheet date thus exposing us to fluctuations in foreign exchange rates (i.e., translation risk). We record the resulting translation differences directly to consolidated shareholders’ equity.

The financial risk policy requires our treasury to minimize the exposure by funding assets (i.e., net investments in foreign entities) in the same currency whenever economically viable. If matching of assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place.

During 2003, material translation exposures in U.S. dollars, Canadian dollars and British pound sterlings were hedged, while Swedish krona exposure was partially hedged. Hedges were hedge accounted for in accordance with IAS 39 hedge accounting criteria for net investment in foreign entity. As of December 31, 2003, we had €657 million (U.S. dollar equivalent) of borrowings designated as hedge of our net investment in the United States compared to €975 million as of December 31, 2002. As of December 31, 2003, €462 million (Canadian dollar equivalent) of forward contracts were designated as hedges of the net investment in Canada, compared to €515 million as of December 31, 2002, while our net investment in the United Kingdom, as of December 31, 2003, had designated forward contracts of €40 million (GBP equivalent), compared to €43 million as of December 31, 2002. As of December 31, 2003, forward contracts of €479 million (Swedish krona equivalent) were designated as a hedge of our Swedish net investment exposure, compared to €328 million as of December 31, 2002.

As of December 31, 2003, the translation risk on the net exposure after hedging measured with overnight VaR was a loss of €5.5 million at a 95 percent confidence level, compared with €2.7 million as of December 31, 2002. The averages over the year were €6.2 million in 2003 compared to €3.1 million in 2002. The increase in risk is mainly due increased net SEK equity.

Funding and Interest Rate Risk

We are also exposed to interest rate risk, in which we are mainly exposed to fluctuations in euro, SEK and U.S. dollar interest rates. Fluctuations in interest rates affect our interest expenses. Our treasury is responsible for the funding of our business operations and managing of interest rate risk.

The financial risk policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowing should be at least four years. Target maturity should be between five and seven years, while combined duration of the loans and the swaps should be between three months and two years. Furthermore, the group must have committed credit facilities to cover our budgeted funding needs and all of our commercial paper and uncommitted bank facilities.

In order to achieve the targets set in the financial risk policy, our treasury manages a number of loan programs and credit facilities. In order to manage interest rate risk and earnings fluctuations, our treasury uses financial derivatives, such as interest rate futures, interest rate swaps, options and swaptions. Interest rate risk is usually managed by swapping fixed interest rates to floating interest rates.

As of December 31, 2003, the basis point value of our liability portfolio was €1.06 million. The average maturity for the loan portfolio was 4.0 years (excluding committed credit facilities) and the duration for the loan portfolio was 2.5 years. Duration for the loan portfolio together with swaps was 1.2 years. The corresponding values as of December 31, 2002 were basis point value of €1.48 million, with an average maturity of 6.2 years; loan portfolio duration of 4.1 years and duration of loan portfolio together with swaps of 1.8 years.

Outstanding Foreign Exchange and Interest Rate Derivatives

As of December 31, 2003, we had outstanding risk management contracts regarding foreign exchange in a nominal amount of €3,450.1 million compared with €4,118.9 million as of December 31, 2002.

Of interest rate derivatives, the nominal value outstanding as of December 31, 2003 was €2,657.1 million compared with €2,120.2 million as of December 31, 2002.

Commodity Risk

The paper and pulp business has historically experienced fluctuations in raw material and end product prices. Future fluctuations in raw material prices could have a substantial effect on our earnings. We have implemented commodity and energy risk management operations as an integral part of our treasury. The operating units are responsible for measuring and hedging commodity and energy risks and entering into derivative contracts with our treasury to hedge those risks.

Parts of our raw material and end product exposures have been hedged with commodity and energy derivatives. Hedging commodity and energy derivatives are linked to underlying exposures and hedge accounted for under IAS 39.

As of December 31, 2003, we had total outstanding commodity derivative contracts hedging exposures on purchase of energy and other raw materials and on sales of paper and lumber in the form of commodity and energy swaps, options and futures of a total nominal value of €477.0 million, with a net positive fair value of €71.5 million, compared with total outstanding commodity contracts of €538.6 million, with a net positive fair value of €252.4 million, as of December 31, 2002. A ten percent decrease in the energy prices would result in a negative €6.6 million change in the fair value of the energy hedging contracts and a ten percent increase in the end products would result in a negative €0.6 million change in the fair value of the end product hedging contracts. The maturity of our commodity contracts is between one month and four years.

The table below sets forth our outstanding commodity derivative contracts as of December 31, 2003.

	Maturity					Total
	2004	2005	2006	2007	2008
	(€ in millions)
Commodity derivatives	163.2	197.8	82.1	33.9	0.0	477.0

Equity Price Risk

We have certain investments in publicly traded companies. The market value of the equity investments was €227.7 million as of December 31, 2003. These securities have exposure to fluctuations in equity prices. The equities in the portfolio are traded on the Helsinki Exchanges, the Stockholm Exchange, the New York Stock Exchange, the Australian Stock Exchange, and the Stock Exchange of Thailand. A ten percent fall in equity prices would result in a €22.8 million loss in the equity value of these securities. As of December 31, 2003, there were no outstanding financial derivative contracts designated as hedges of the investments in publicly traded companies in our equity portfolio.

As of December 31, 2002, the market value of equity investments was €169.2 million, where a ten percent fall in equity prices would have resulted in a €16.9 million loss in the equity value of these securities.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Our chief executive officer and our chief financial officer (senior executive vice president, accounting and legal affairs), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) on December 31, 2003, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this annual report was being prepared.

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert.

Our board of directors has determined that Mr. Jan Sjöqvist is an audit committee financial expert, as defined in the instructions to Item 16A of Form 20-F. Mr. Sjöqvist and each of the other members of our financial and audit committee is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual.

Item 16B.    Code of Ethics.

In April 2004, we adopted a code of ethics that applies to all of our employees, including our chief executive officer, our chief financial officer and our group controller. This code of ethics can be viewed on our Internet pages at www.storaenso.com -> Sustainability -> Policies -> Code of Ethics.

Item 16C.    Principal Accountant Fees and Services.

Audit Fees

During the financial years ended December 31, 2002 and December 31, 2003, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €2.1 million and €2.5 million, respectively, for the audit of our annual financial statements and services normally provided in connection with statutory and regulatory filings.

Audit Related Fees

During the financial years ended December 31, 2002 and December 31, 2003, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €500,000 and €1 million, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During the financial years ended December 31, 2002 and December 31, 2003, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €400,000 and €500,000, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial years ended December 31, 2002 and 2003, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €100,000 and €400,000, respectively, for other services.

Audit Committee Pre-Approval Policies And Procedures

The financial and audit committee of our board of directors has adopted a policy requiring pre-approval of audit, audit-related, tax and other non-audit services provided by our independent auditors. Under this policy, the financial and audit committee shall annually pre-approve an audit plan containing the types of services to be performed by our principal auditor, including an estimate of fees grouped by the type of service.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See “Item 8. Financial Information” and our financial statements beginning on page F-1 of this annual report.

Item 19.    Exhibits.

Documents filed as exhibits to this annual report:

1.1	Articles of Association of Stora Enso Corporation.*
8.1	Subsidiaries of Stora Enso Corporation.
12.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
12.2	Certification by the senior executive vice president and chief financial officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
13.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.
13.2	Certification by the senior executive vice president and chief financial officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 25, 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Stora Enso Oyj

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Stora Enso Oyj and its subsidiaries (Stora Enso) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of Stora Enso’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described under the heading “Restatement” in Note 1, Stora Enso has restated its previously issued consolidated financial statements.

As discussed in Notes 1 and 12, Stora Enso adopted International Accounting Standard 41, Agriculture, in 2003, and International Accounting Standard 39, Financial Instruments: Recognition and Measurement, in 2001.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

Helsinki, Finland

February 13, 2004

(except for the matters disclosed in Note 1, Accounting Principles, and Note 27, Subsequent Events, as to which the date is April 21, 2004)

PRICEWATERHOUSECOOPERS OY

Authorized Public Accountants

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except per share amounts)

		For the year ended December 31,
	Note	2001	2002	2003	2003
		€	€	€	$
		(Restated)	(Restated)	(Restated)	(Restated)
Sales	3	13,508.8	12,782.6	12,172.3	15,334.2
Other operating income	5	63.2	176.1	29.6	37.3
Changes in inventories of finished goods and work in progress		38.4	30.3	63.5	80.0
Change in net value of biological assets	12	—	—	11.6	14.6
Materials and services		(6,547.8)	(6,373.2)	(6,192.8)	(7,801.5)
Freight and sales commissions		(1,234.0)	(1,240.9)	(1,286.8)	(1,621.1)
Personnel expenses	6, 19	(2,246.3)	(2,308.1)	(2,297.6)	(2,894.4)
Other operating expenses	5	(839.7)	(802.6)	(828.0)	(1,043.1)
Depreciation, amortization and impairment charges	10	(1,267.6)	(2,441.9)	(1,200.4)	(1,512.1)

Operating profit (loss)	3	1,475.0	(177.7)	471.4	593.9
Share of results in associated companies	13	79.6	14.6	(23.0)	(29.0)
Net financial items	7	(343.5)	(206.2)	(237.7)	(299.5)

Profit (loss) before tax and minority interests		1,211.1	(369.3)	210.7	265.4
Income tax expense	8	(296.1)	128.5	(67.0)	(84.4)

Profit (loss) after tax		915.0	(240.8)	143.7	181.0
Minority interests		2.9	0.1	(5.8)	(7.3)

Net profit (loss) for the period		917.9	(240.7)	137.9	173.7

Earnings (loss) per share
Basic earnings (loss) per share,	26	1.02	(0.27)	0.16	0.20
Diluted earnings (loss) per share,	26	1.02	(0.27)	0.16	0.20

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

		As of December 31,
	Notes	2002	2003	2003
		€	€	$
		(Restated)	(Restated)	(Restated)
Assets
Fixed Assets and Other Long-term Investments
Goodwill	11	1,055.5	902.6	1,137.1
Intangible fixed assets	11	73.3	80.4	101.3
Property, plant and equipment	11	10,812.1	9,964.5	12,552.9
Biological assets	12	—	1,587.8	2,000.3
Investments in associated companies	13	211.7	319.0	401.9
Listed securities	14	169.2	227.7	286.8
Unlisted shares	14	148.5	140.8	177.4
Non-current loan receivables	17	480.6	44.3	55.8
Deferred tax assets	8	52.7	12.1	15.2
Other non-current assets	15	241.1	170.3	214.5

		13,244.7	13,449.5	16,943.2

Current Assets
Inventories	16	1,565.0	1,623.5	2,045.2
Tax receivables		243.1	182.5	229.9
Short-term receivables	17	1,902.4	1,703.3	2,145.8
Current portion of loan receivables	17	1,090.5	781.8	984.9
Cash and cash equivalents		168.5	201.5	253.8

		4,969.5	4,492.6	5,659.6

Total Assets		18,214.2	17,942.1	22,602.8

Shareholders’ Equity and Liabilities
Shareholders’ Equity	18
Share capital		1,529.6	1,469.3	1,851.0
Share premium fund		1,554.0	1,237.4	1,558.8
Treasury shares		(314.9)	(258.0)	(325.0)
Other comprehensive income		233.4	114.6	144.4
Cumulative translation adjustment		(144.4)	(197.1)	(248.3)
Retained earnings		5,417.8	5,448.8	6,864.2
Net profit (loss) for the period		(240.7)	137.9	173.7

		8,034.8	7,952.9	10,018.8

Minority Interests		30.4	60.3	76.0

Long-term Liabilities
Pension and post-employment benefit provisions	19	919.0	911.9	1,148.8
Other provisions	21	194.5	97.1	122.3
Deferred tax liabilities	8	1,737.4	1,777.3	2,239.0
Long-term debt	20	4,525.2	3,404.6	4,289.0
Other long-term liabilities		36.9	77.7	97.9

		7,413.0	6,268.6	7,897.0

Current Liabilities
Current portion of long-term debt	20	306.5	359.5	452.9
Short-term borrowings	20	343.9	1,410.1	1,776.4
Other current liabilities	21	1,547.9	1,538.3	1,937.9
Tax liabilities		537.7	352.4	443.8

		2,736.0	3,660.3	4,611.0
Commitments and contingencies	23	—	—	—
Total Shareholders’ Equity and Liabilities		18,214.2	17,942.1	22,602.8

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions except per share amounts)

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	€	€	€	€	€	€	€
						(Restated)
Balance as of January 1, 2001	1,576.3	1,823.2	(173.7)	—	(69.6)	5,319.4	8,475.6
Effect of adopting IAS 39	—	—	—	75.7	—	(8.5)	67.2
Repurchase of Stora Enso Oyj shares	—	—	(199.8)	—	—	—	(199.8)
Cancellation of Stora Enso Oyj shares	(39.4)	(208.6)	248.0	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(407.4)	(407.4)
Options exercised	4.6	24.9	—	—	—	—	29.5
Net profit for the period	—	—	—	—	—	917.9	917.9
OCI entries	—	—	—	(17.1)	—	—	(17.1)
Translation adjustment	—	—	—	—	19.5	—	19.5

Balance as of December 31, 2001	1,541.5	1,639.5	(125.5)	58.6	(50.1)	5,821.4	8,885.4
Repurchase of Stora Enso Oyj shares	—	—	(286.8)	—	—	—	(286.8)
Cancellation of Stora Enso Oyj shares	(13.8)	(83.6)	97.4	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(403.6)	(403.6)
Options exercised	1.9	(1.9)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(240.7)	(240.7)
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	(94.3)	—	(94.3)

Balance as of December 31, 2002	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,177.1	8,034.8
Effect of adopting IAS 41 Agriculture
Subsidiaries	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance as of January 1, 2003 (restated)	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,836.5	8,694.2
Repurchase of Stora Enso Oyj shares	—	—	(319.1)	—	—	—	(319.1)
Cancellation of Stora Enso Oyj shares	(60.5)	(315.5)	376.0	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(387.7)	(387.7)
Options exercised	0.2	(1.1)	—	—	—	—	(0.9)
Net profit for the period	—	—	—	—	—	137.9	137.9
OCI entries	—	—	—	(118.8)	—	—	(118.8)
Translation adjustment	—	—	—	—	(52.7)	—	(52.7)

Balance as of December 31, 2003	1,469.3	1,237.4	(258.0)	114.6	(197.1)	5,586.7	7,952.9

OCI = Other Comprehensive Income – see note 22

CTA = Cumulative Translation Adjustment

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

	For the year ended December 31,
	2001	2002	2003	2003
	€	€	€	$
	(Restated)	(Restated)	(Restated)	(Restated)
Cash flow from operating activities
Net profit (loss) for the period	917.9	(240.7)	137.9	173.7
Reversal of non-cash items:
Minority interests	(2.9)	(0.1)	5.8	7.3
Taxes	296.1	(128.5)	67.0	84.4
Depreciation, amortization and impairment charges	1,267.6	2,441.9	1,200.4	1,512.2
Changes in value of biological assets	—	—	(11.6)	(14.6)
Share of results of associated companies	(79.6)	(14.6)	23.0	29.0
Profits and losses on sale of fixed assets and investments	(48.4)	(159.1)	(10.5)	(13.2)
Net financial income	343.5	206.2	237.7	299.4
Interest received	56.1	46.5	24.6	31.0
Interest paid, net of amounts capitalized	(352.5)	(321.4)	(228.1)	(287.4)
Dividends received	17.0	9.2	5.8	7.3
Other financial items, net	(27.4)	170.0	(0.4)	(0.5)
Income taxes paid	(699.6)	(62.1)	(233.8)	(294.4)
Change in net working capital, net of businesses acquired or sold	(159.3)	(521.1)	471.0	593.3

Net cash provided by operating activities	1,528.5	1,426.2	1,688.8	2,127.5

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash	(233.6)	(56.3)	(125.2)	(157.7)
Acquisition of shares in associated companies	(135.6)	(1.5)	(103.5)	(130.3)
Acquisition of available-for-sale investments	(7.0)	(12.8)	(12.6)	(15.9)
Capital expenditure	(857.1)	(877.6)	(1,226.7)	(1,545.4)
Investment in biological assets	—	—	(6.2)	(7.8)
Proceeds from disposal of subsidiary shares, net of cash	—	360.6	—	—
Proceeds from disposal of shares in associated companies	62.4	185.5	0.4	0.5
Proceeds from disposal of available-for-sale investments	—	16.8	18.5	23.3
Proceeds from sale of fixed assets	92.6	202.4	47.5	59.8
Proceeds from (payment of) long-term receivables, net	196.0	(74.4)	336.2	423.5

Net cash used in investing activities	(882.3)	(257.3)	(1,071.6)	(1,350.0)

Cash flow from financing activities
Payment of long-term liabilities, net	(351.3)	(487.6)	(962.5)	(1,212.5)
Proceeds from (Payment of) short-term borrowings, net	(216.1)	(56.3)	1,097.0	1,382.0
Dividends paid	(407.4)	(403.6)	(387.7)	(488.4)
Proceeds from issue of share capital	29.5	—	2.3	2.9
Repurchase of own shares	(199.8)	(286.9)	(319.1)	(402.0)

Net cash used in financing activities	(1,145.1)	(1,234.4)	(570.0)	(718.0)

Net increase (decrease) in cash and cash equivalents	(498.9)	(65.5)	47.2	59.5
Cash and bank in acquired companies	—	—	3.0	3.8
Translation adjustment	1.5	(13.0)	(17.2)	(21.7)
Cash and cash equivalents at beginning of year	744.4	247.0	168.5	212.2

Cash and cash equivalents at year-end	247.0	168.5	201.5	253.8

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

Supplemental cash flow information

	For the year ended December 31,
	2001	2002	2003	2003
	€	€	€	$
	(Restated)	(Restated)	(Restated)	(Restated)
Change in net working capital consists of:
Change in inventories	(52.6)	(17.0)	(63.5)	(80.0)
Change in interest-free receivables	315.5	31.1	214.9	270.7
Change in interest-free liabilities	(199.6)	(40.1)	6.5	8.2
Proceeds from (payments of) short-term receivables	(222.6)	(495.1)	313.1	394.4

	(159.3)	(521.1)	471.0	593.3

Non-cash investing and financing activities:
Total capital expenditure	857.1	877.6	1,248.2	1,572.5
Amounts paid	857.1	877.6	1,226.7	1,545.4

Finance lease obligations incurred	—	—	21.5	27.1

Acquisition of group companies
Cash flow on acquisitions
Purchase consideration on acquisitions	233.6	56.3	128.2	161.5
Cash and cash equivalents in acquired companies	—	—	3.0	3.8

	233.6	56.3	125.2	157.7
Non-cash transaction
Unlisted share exchange	—	27.6	—	—

Total purchase consideration	233.6	83.9	125.5	157.7

Acquired net assets
Working capital	—	(8.9)	31.2	39.3

Fixed assets	141.5	150.4	206.4	260.0

Interest-bearing assets less cash and cash equivalents	—	5.6	5.7	7.2
Tax liabilities	—	(0.8)	(0.2)	(0.3)
Interest-bearing liabilities	—	(79.8)	(94.1)	(118.5)
Minority interests	92.1	17.4	(23.8)	(30.0)

	233.6	83.9	125.2	157.7

Disposal of group companies
Cash flow on disposals
Cash flow on disposal	—	360.6	—	—
Non-cash transaction				—
Associate company shares received	129.2	36.8	—	—

	129.2	397.4	—	—

Net assets sold
Working capital	7.9	42.3	—	—
Fixed assets	244.3	441.0	—	—
Interest-bearing assets less cash and cash equivalents	129.2	5.3	—	—
Tax liabilities	(31.0)	(0.2)	—	—
Interest-bearing liabilities	(221.2)	(116.9)	—	—
Gain on sale	—	25.9	—	—

	129.2	397.4	—	—

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Principles

Principal Activities

Stora Enso Oyj (the “Company”) is a Finnish limited liability company organized under the laws of the Republic of Finland, domiciled in Helsinki. The operations of Stora Enso Oyj and its subsidiaries (together “Stora Enso” or the “Group”) are organized into core product areas and supporting areas. The core product areas are paper, incorporating publication paper, fine paper and merchants; packaging boards; and forest products, incorporating wood products and wood supply Europe. Supporting areas in segment other comprise energy and head office, together with other corporate functions. The Group’s main market is Europe, though it has an expanding presence in the Americas.

Basis of Preparation

The consolidated financial statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board (“IASB”). They include the financial statements of Stora Enso Oyj and its subsidiaries and have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, biological assets, available-for-sale investments, and derivative financial instruments are recorded at fair value. The carrying amounts of recognized assets and liabilities that are hedged are adjusted to record changes in the fair value attributable to the risks being hedged. In addition, the Group consistently applies trade date accounting.

Restatement

Amounts previously reported as net profit and shareholder’s equity under IFRS differ from those amounts shown in these consolidated financial statements. Net profit (loss) for the period previously reported for the years ended December 31, 2003, 2002 and 2001 was €146.6 million, €(222.2) million and €926.3 million, respectively. Net profit (loss) for the period reported in these consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 is €137.9 million, €(240.7) million and €917.9 million, respectively. Basic and diluted earnings (loss) per share previously reported for the years ended December 31, 2003, 2002 and 2001 was €0.17, €(0.25), and €1.03, respectively. Basic and diluted earnings (loss) per share reported in these consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 is €0.16, €(0.27) and €1.02, reflecting a per share decrease of €0.01, €0.02 and €0.01, respectively.

The decrease in net profit for the year ended December 31, 2003 of €8.7 million, the increase in net loss for the year ended December 31, 2002 of €18.5 million, and the decrease in net profit for the year ended December 31, 2001 of €8.4 million, relate to pension expense recorded in connection with the change of the accounting for disability benefits under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan, which had previously been accounted for under IFRS as a defined contribution plan.

Shareholders’ equity previously reported as of December 31, 2003 and 2002 was €8,083.7 million and €8,156.9 million, respectively. Shareholders’ equity reported in these consolidated financial statements as of December 31, 2003 and 2002 is €7,952.9 million and €8,034.8 million, respectively. The decrease in shareholders’ equity of €130.8 million and €122.1 million as of December 31, 2003 and 2002, respectively, relates to an increase in the pension liability and expense recorded as a result of the change in the accounting for disability benefits under TEL, as described above.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ) (“Stora”) in December 1998 and, as a result of the merger, Stora is a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IAS.

The consolidated financial statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50 percent of the voting rights. The financial statements of some companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50 percent of the voting rights, are also consolidated. The principal subsidiaries are listed in note 24.

Associated companies, where Stora Enso holds voting rights of between 20 percent and 50 percent, are accounted for using the equity method, which involves recognizing in the income statement the Group’s share of the associate’s profit or loss for the year less any goodwill amortization. These associated companies represent companies in which the Group has significant influence, but which it does not control. The most significant such companies are listed in note 13. The Group’s interest in an associated company is carried in the balance sheet at an amount that reflects its share of the net assets of the associate together with goodwill on acquisition, as amortized, less any impairment. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

Acquired companies are accounted for under the purchase method whereby they are included in the consolidated financial statements from their acquisition date. Divestments are included in the consolidated financial statements up to the date of their sale.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries and associated companies have been adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests have been disclosed separately from the consolidated shareholders’ equity and are recorded as a separate deduction in the consolidated income statement.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. An approximate exchange rate is used for transactions entered into during a month, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the exchange rate at the end of the month. Foreign exchange differences for operating business items are entered in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered as a net amount in the financial items of the income statement.

Foreign Currency Translations—Subsidiaries

The income statements of subsidiaries, whose measurement and reporting currencies are not euros, are translated into the Group reporting currency using the average exchange rates for the year and balance sheets are translated using the exchange rates prevailing on December 31. Exchange differences arising from the

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retranslation of the net investments in foreign subsidiaries and associated companies, and of financial instruments, which are designated as and are effective hedges, are recorded directly in shareholders’ equity in the cumulative translation adjustment (“CTA”). The cumulative translation differences of divestments are combined with their gain or loss on disposal.

Derivative Financial Instruments

Financial derivatives are initially recognized in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date, though the method of recognizing the resulting gains or losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognized assets or liabilities (fair value hedge), hedges of forecast transactions or firm commitments (cash flow hedge), hedges of net investments in foreign entities or as derivative financial instruments not meeting the hedge accounting criteria.

Changes in the fair value of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair value of derivatives designated and qualifying as cash flow hedges, and which are highly effective, are recognized in equity to the hedging reserve within other comprehensive income (“OCI”). The cumulative gain or loss of a derivative deferred in equity is transferred to the income statement and classified as revenue or expense in the same period in which the hedged item affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement and recorded under financial items.

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and therefore changes in the fair value of such non-qualifying hedge instruments are immediately recognized in the income statement under financial items. All derivatives not qualifying for hedge accounting are considered to be speculative and are fair valued at each balance sheet date with the result immediately recognized in the income statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognized in equity against the cumulative translation adjustment. The gain or loss relating to the ineffective portion is immediately recognized in the income statement. However, the exchange gains and losses arising on the translation of a borrowing that hedges such an investment, including any ineffective portion of the hedge, are recognized in the cumulative translation adjustment.

At the inception of a transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all financial instruments designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of publicly traded derivatives, along with trading and available-for-sale securities, are based on quoted market prices at the balance sheet date; the fair values of interest rate swaps are calculated as the present value of the estimated future cash flows while the fair values of forward foreign exchange contracts are determined using forward exchange market rates at the balance sheet date. In assessing the fair values of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions based on market conditions at each balance sheet date. Quoted market prices or dealer quotes for identical or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments. The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates available to the Group for similar financial instruments.

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

Shipping and handling costs

The Company includes shipping fees billed to customers in revenues and shipping costs incurred in cost of sales.

Research and Development

Research and development costs are expensed as incurred and included in other operating expenses in the consolidated income statement.

Advertising costs

Advertising costs are expensed as incurred.

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding its cost beyond one year, are recognized as an intangible asset and depreciated over the software’s expected useful life. Associated costs include staff costs of the development team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Website costs are expensed as incurred.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Amounts accrued do not include third-party recoveries. Decommissioning costs, being the costs of closing the site and preparing it for future use, are capitalized at the outset of a development and amortized over its expected life so that the full cost of environmental reinstatement will have been expensed by the end of the project.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinuing Operations

A discontinuing operation results from a decision, pursuant to a single disposal plan, to divest an operation comprising a separate major line of business for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinuing operations is shown as a separate item in the consolidated income statement.

Income Taxes

The Group’s income tax expense includes taxes of Group companies based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies.

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets in connection with acquisitions, fair valuation of available-for-sale investments and financial derivatives, elimination of intercompany inventory profits, untaxed reserves and tax losses carried forward. Deferred tax assets on tax losses carried forward are recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilized.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders’ equity and deferred tax liability in the consolidated balance sheet, but under both Finnish and Swedish Companies Acts, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary/associated company as at the acquisition date. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity and translated at the closing rate. Goodwill is tested periodically for impairment but is otherwise amortized on a straight-line basis over its expected useful life, which may vary from five to 20 years depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortization periods are adjusted accordingly.

Intangible Assets

Intangible assets include trademarks, patents, copyrights and software licenses; they are stated at historical cost and are amortized on a straight-line basis over expected useful lives, which may vary from three to ten years.

Investment Properties

Investment properties are deemed to be those held for long-term rental yields, but at present Stora Enso considers that it holds no such property.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, including asset retirement obligations. Assets acquired through business combinations are recorded at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the balance sheet book value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of qualifying assets are capitalized as part of the cost during the period required to complete and prepare the property for its intended use.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalized and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by removing the cost and accumulated depreciation from the accounting records with any resulting depreciation adjustments recorded under impairment charges in the income statement. Capital gains are recorded in other operating income.

Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs as disclosed in note 4 under Assets-Held-for-Sale.

Impairment

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss on plant and equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years. For goodwill, a recognized impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Accounting for Leases

Leases of property, plant and equipment where the Group has substantially all the rewards and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the fair value of the leased property or the estimated present value of the underlying lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge recorded to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where the lessor retains all the risks and benefits of ownership, are classified as operating leases and payments made there under, and under rental agreements, are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognized as an expense in the period in which termination takes place. Lease termination benefits are recognized on a discounted basis.

Biological Assets

The new accounting standard, IAS 41 Agriculture, requires that biological assets in the form of standing trees are recorded on the balance sheet at fair market value. The Group’s forest holdings are accounted for at fair value in accordance with IAS 41 less estimated point-of-sale costs at harvest, with the assumption that fair values can be measured for these assets.

The valuation of Stora Enso’s forest assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest made from the forecasted tree growth is multiplied by actual wood prices and the cost of fertilizer and harvesting is deducted. The fair value of the biological assets is measured as the present value of the harvest from one growth cycle based on the productive forest land, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognized and measured at their fair value separately from the land.

Inventories

Inventories are reported at the lower of cost and net realizable value with cost being determined by the first-in first-out (“FIFO”) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress comprises raw material, direct labor, depreciation, other direct costs and related production overhead but excludes interest expenses. Net realizable value is the estimated selling price in the ordinary course of business, less costs of completion and sale.

Trade Receivables

Trade receivables are reported at their anticipated realizable values, an estimate being made for doubtful receivables based on a review of all outstanding amounts at year-end.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other liquid investments with original maturity of less than three months. Bank overdrafts are included in short-term borrowings under current liabilities.

Investments

The Group classifies its investments into three categories of trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classified as trading investments under current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity under non-current assets. The Group has not held investments in these categories during the periods presented. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale under non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

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

Borrowings

Borrowings are recognized initially as proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings. Interest expenses are accrued for and recorded in the income statement for each period.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Environmental provisions for site reinstatement are made when a project starts production, the capitalized cost of the provision, along with the historic cost of the asset, being amortized over the useful life of the asset.

A provision for restructuring is recognized in the period in which the Group becomes legally or constructively committed to the plan. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Employee Benefits

The Group operates a number of defined benefit and contribution plans throughout the world, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries. Group contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Share Options

The costs of all option plans, synthetic option plans and other executive remuneration or incentive plans, are charged to the income statement as personnel expenses in the period in which the options are exercised or the costs are incurred. The compensation expense related to the synthetic option programs 1999-2003 is hedged by total return swaps (“TRS”).

Restricted Equity

The components of restricted equity include the share premium account, the translation adjustment for foreign subsidiaries, other comprehensive income and the legal reserves required by law in certain countries where subsidiaries are incorporated.

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the acquisition value of the asset, the net cost being capitalized.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Group and held as treasury shares. Diluted earnings per share has been computed by applying the “treasury stock” method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or if later, on issue and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Dividend

The dividend proposed by the board of directors is not deducted from distributable shareholders’ equity until approved by the shareholders at the Annual General Meeting.

New Accounting Standards

IFRS 2

On February 19, 2004, IASB issued International Financial Reporting Standard 2 Share-based Payment (“IFRS 2”) on accounting for share-based payment transactions, including grants of share options to employees. The IFRS 2 requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 will apply to accounting periods commencing on or after January 1, 2005 with a restatement of comparatives. Early adoption of IFRS 2 is permitted. The Group is currently evaluating the impact of this standard on its results of operations and financial condition and it is in the process of developing an implementation strategy.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Improvements Project

On December 18, 2003, IASB published 13 revised IASs and gave notice of the withdrawal of one IAS. These revised standards will apply to accounting periods commencing on or after January 1, 2005, although early adoption is permitted. The revised standards are:

•	IAS 1 Presentation of Financial Statements,

•	IAS 2 Inventories,

•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors,

•	IAS 10 Events after the Balance Sheet Date,

•	IAS 16 Property, Plant and Equipment,

•	IAS 17 Leases,

•	IAS 21 The Effects of Changes in Foreign Exchange Rates,

•	IAS 24 Related Party Disclosures,

•	IAS 27 Consolidated and Separate Financial Statements,

•	IAS 28 Investments in Associates,

•	IAS 31 Interests in Joint Ventures,

•	IAS 33 Earnings per Share, and

•	IAS 40 Investment Property.

The withdrawn standard was IAS 15 Information Reflecting the Effects of Changing Prices.

The Group is currently evaluating the impact of this standard on its results of operations and financial condition and it is in the process of developing an implementation strategy.

IAS 32 & 39

On December 17, 2003, IASB released its revised standard, IAS 32—Financial Instruments: Disclosure and Presentation (2003). This standard replaces IAS 32 Financial Instruments: Disclosure and Presentation (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted.

The IASB also issued IAS 39—Financial Instruments: Recognition and Measurement (2003) in December 2003. This standard supersedes IAS 39 (revised 2000) Financial Instruments: Recognition and Measurement and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted.

The Group is currently evaluating the impact of this standard on its results of operations and financial condition and it is in the process of developing an implementation strategy.

IFRS 3 and IAS 36 & 38

On March 31, 2004, IASB issued International Financial Reporting Standard 3 Business Combinations (“IFRS 3”) on accounting for Business Combinations and revised Standards IAS 36 Impairment of Assets (“IAS 36”) and IAS 38 Intangible Assets (“IAS 38”). The main features of the new and revised Standards are that all business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standard will apply from the beginning of the first annual period commencing on or after March 31, 2004. The Group is currently evaluating the impact of this standard on its results of operations and financial condition and it is in the process of developing an implementation strategy.

IFRS 4

On March 31, 2004, IASB issued International Financial Reporting Standard 4 Insurance Contracts (“IFRS 4”) and provides, for the first time, guidance on accounting for insurance contracts. The Group is currently evaluating the impact of this standard but it is not expected to have a significant impact on its results of operations and financial condition.

IFRS 5

On March 31, 2004, IASB issued International Financial Reporting Standard 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. IFRS 5 will apply to annual accounting periods commencing on or after January 1, 2005. The Group is currently evaluating the impact of this standard on its results of operations and financial condition and it is in the process of developing an implementation strategy.

Note 2—Financial Risk Management

The conduct of Stora Enso’s international industrial operations presents a number of financial market risks that the Group is responsible for managing under policies approved by the board of directors. The overall objective of the Group Treasury is to provide cost-effective funding to Group companies as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Group net income. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. In order to minimize the cost of refinancing the Group loan portfolio and to ensure that funding is obtainable, the Group Treasury must have committed credit facilities to cover general corporate funding needs and all commercial paper borrowings. The average maturity of outstanding loans and committed credit facilities should be at least four years and not more than seven.

Interest Rate Risk

The Group is exposed to changes in interest rates as a result of the cyclical nature of the industry. The Group interest rate risk management policy is to synchronise the cost of capital with the return on capital employed by

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

swapping long-term fixed interest rates to short-term floating interest rates with an average duration of 12 months and a deviation mandate of between three and 24 months.

Foreign Exchange Risk

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations. Transaction risk, being foreign currency-denominated sales and purchases together with foreign currency Balance Sheet items, as well as translation risk, being net investments in foreign subsidiaries, in aggregate comprise the foreign currency exchange risk of Stora Enso. The Group policy for transaction risk is to hedge a maximum 75 percent of the upcoming 12 months net exposure in a specific currency. The policy relating to translation risk exposure is to minimize this risk by funding investments in the same currency as the net assets whenever this is possible and economically viable.

Commodity Risk

Prices for Stora Enso’s main products have been cyclical in nature and thus Group earnings are exposed to commodity price volatility. The Group has implemented a commodity risk management framework in the areas of fibre and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury.

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

Supply Risk

Group manufacturing operations depend on obtaining adequate and timely supplies of raw materials, principally of wood, energy and chemicals. The result of operations could be adversely affected if the Group were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials.

Group companies may at times be substantially dependent on a limited number of key resource suppliers due to availability, locality, price, quality and other constraints; additionally, suppliers may sometimes extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In an attempt to mitigate supply risk, the Group works closely with its key suppliers around the world and also produces some of its key resources in-house.

Note 3—Segment Information

The accounting policies of the reportable segments are the same as those set out in note 1 to the consolidated financial statements. Segment sales include intersegment sales valued at arm’s length prices. The Group evaluates the performance of its operating segments and allocates resources to them based on their operating performance, which is equivalent to the segment result.

On May 1, 2003, Stora Enso changed its organizational structure to reflect its strategic principle of being operated and managed as one industrial group, the new structure being streamlined around the core product areas

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of paper, packaging boards and forest products. For management purposes, Stora Enso’s business segments are organized worldwide by product area into operating divisions, these being the basis on which the Group reports its primary segment information.

•	The new paper product area comprises publication paper, fine paper and merchants. The former newsprint and magazine paper divisions were merged to form the new publication paper segment, whilst speciality papers, which was part of packaging boards, formed a new business unit within the fine paper segment.

•	The packaging boards product area remains largely unchanged and comprises consumer boards, corrugated packaging, industrial papers and cores plus coreboard.

•	Timber, the pulp competence centre and forest were brought together as the new forest products product area.

Market services, consisting of the sales network and transport and distribution, along with energy and head office functions, comprise segment other.

The former pulp segment was dissolved in 2001 on the reallocation of the non-integrated pulp mills to the publication paper, fine paper and packaging boards divisions. All comparatives have been reclassified to take into account organizational changes.

The activities of the reportable segments are:

Paper

•	Publication paper develops and manufactures both magazine paper and newsprint. It supplies uncoated and coated magazine paper grades to printers and publishers for use in magazines, catalogues, brochures and other printed advertising products. As for newsprint, it supplies standard and speciality grades to printers and publishers to be used in newspapers, supplements, advertising, directories and paperback books.

•	Fine paper develops, manufactures and supplies graphic coated and office uncoated fine paper grades for publishers and paper merchants. Graphic coated fine paper is used for advertising material, brochures, high quality books and magazines, whereas office uncoated fine paper products are copy and offset paper, envelopes, writing paper and continuous stationery paper.

•	Merchants distribute paper to printers, merchants, offices and other agencies, acting as the link in the distribution of the Group’s fine paper products to the graphic industry.

Packaging Boards

•	Packaging operations are split into business units for consumer board, corrugated packaging, industrial paper and cores and coreboard, all of which the Group develops, manufactures and supplies to industrial customers, the food industry in particular.

Forest Products

•	Wood products develops, manufactures and supplies sawn goods used in the joinery, furniture and construction industry, including prefabricated houses; it also has an increasing amount of value-added capacity for further processing of the basic sawn timber.

•	Wood supply Europe not only manage Stora Enso’s timberlands, but it also procures and supplies timber to Group mills.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information on Stora Enso’s reportable segments as of and for the years ended December 31, 2001, 2002 and 2003 is shown in the following tables; comparatives have been reclassified for the above organizational changes.

Sales by Segment

	For the year ended December 31,
	2001			2002			2003
	External	Internal	Total	External	Internal	Total	External	Internal	Total
	(€ in millions)
Publication paper	5,296.1	118.3	5,414.4	4,599.2	116.4	4,715.6	4,179.3	116.4	4,295.7
Fine paper	3,205.6	464.8	3,670.4	3,140.0	287.4	3,427.4	2,923.2	274.5	3,197.7
Merchants	838.5	1.8	840.3	718.8	1.8	720.6	625.8	1.8	627.6
Packaging boards	2,501.4	169.7	2,671.1	2,571.9	148.3	2,720.2	2,562.5	199.1	2,761.6
Wood products	1,090.2	90.3	1,180.5	1,139.4	95.8	1,235.2	1,294.6	105.4	1,400.0
Wood supply Europe	453.6	1,372.0	1,825.6	444.0	1,514.7	1,958.7	492.6	1,581.7	2,074.3
Other and elimination of internal sales	123.4	(2,216.9)	(2,093.5)	169.3	(2,164.4)	(1,995.1)	94.3	(2,278.9)	(2,184.6)

Group total	13,508.8	—	13,508.8	12,782.6	—	12,782.6	12,172.3	—	12,172.3

Segment Share of Associated Company Results and Operating Profit (Loss)

	Share of Results of Associated Companies			Operating Profit (Loss)
	For the year ended December 31,
	2001	2002	2003	2001	2002	2003
	(€ in millions)			(€ in millions)
				(Restated)	(Restated)	(Restated)
Publication paper	16.4	—	(16.3)	782.9	(762.7)	47.2
Fine paper	—	(1.0)	(0.2)	328.4	67.9	100.1
Merchants	—	—	—	(10.1)	(24.7)	(8.9)
Packaging boards(1)	57.0	5.3	—	329.1	332.3	280.5
Wood products	5.2	3.1	(0.9)	4.2	30.1	6.5
Wood supply Europe	—	(5.5)	13.7	87.2	120.5	116.5
Other	1.0	12.7	(19.3)	(46.7)	58.9	(70.5)

Group total	79.6	14.6	(23.0)	1,475.0	(177.7)	471.4

(1)	The associated company result for Packaging Boards arose from the establishment of Billerud AB in January 2001 and ended on its sale in 2002.

Capital Expenditure by Segment

Depreciation, Amortization & Impairment by Segment

	Capital Expenditure			Depreciation / Impairment
	For the year ended December 31,
	2001	2002	2003	2001	2002	2003
	(€ in millions)			(€ in millions)
Publication paper	239.7	482.2	591.6	522.4	1,522.6	447.6
Fine paper	193.7	134.6	219.1	413.9	532.8	340.5
Merchants(1)	5.0	0.0	25.6	10.2	11.5	8.1
Packaging boards	294.4	140.5	170.9	223.4	235.5	239.4
Wood products	64.4	53.5	141.9	43.1	54.6	74.4
Wood supply Europe	21.2	24.9	20.2	35.8	39.0	16.2
Other	38.7	41.9	78.9	18.8	45.9	74.2

Group total	857.1	877.6	1,248.2	1,267.6	2,441.9	1,200.4

(1)	Includes finance lease on buildings amounting to €21.5 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities by Segment

	Assets		Liabilities
	As of December 31,
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
			(Restated)	(Restated)
Publication paper	5,059.3	5,018.6	955.6	886.5
Fine paper	4,869.9	4,421.9	566.1	547.0
Merchants	256.0	237.9	85.4	78.5
Packaging boards	3,011.8	2,981.0	424.3	450.9
Wood products	721.7	1,018.9	187.9	208.1
Wood supply Europe	1,131.4	2,030.4	225.2	231.7
Other	3,164.1	2,233.4	7,704.5	7,526.2

Group total	18,214.2	17,942.1	10,149.0	9,928.9

Operating Capital by Segment

	As of December 31,
	2002	2003
	(€ in millions)
	(Restated)	(Restated)
Publication paper	4,103.7	4,132.1
Fine paper	4,303.8	3,874.9
Merchants	170.6	159.5
Packaging boards	2,587.4	2,530.0
Wood products	533.8	811.9
Wood supply Europe	906.2	1,798.8
Other	494.1	241.2

Group total	13,099.6	13,548.4

Operating capital represents the sum of fixed and biological assets, unlisted shares, other non-current assets, inventories, short-term receivables and liabilities, provisions and other long-term liabilities.

Reconciliation of Operating Capital to Total Assets

	As of December 31,
	2002	2003
	(€ in millions)
	(Restated)	(Restated)
Operating Capital	13,099.6	13,548.4
Gross-up for operating liabilities	2,698.3	2,624.9
Interest-bearing receivables	2,120.5	1,574.3
Tax receivables	295.8	194.5

Total Assets	18,214.2	17,942.1

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Average Personnel (unaudited)

	Segment
	For the year ended December 31,
	2002	2003
	(Unaudited)
Publication paper	13,241	12,903
Fine paper	9,872	9,521
Merchants	1,411	1,254
Packaging boards	9,949	10,068
Wood products	3,745	4,626
Wood supply Europe	2,265	2,599
Other	3,370	3,293

Group total	43,853	44,264

Average Personnel (unaudited)

	Location
	For the year ended December 31,
	2002	2003
	(Unaudited)
Finland	14,676	14,479
Sweden	9,187	9,068
Germany	4,761	4,785
France	1,333	1,312
Other EU	4,462	4,335

Total EU	34,419	33,979
Other Europe	1,879	3,234
Canada	850	849
United States	5,731	5,182
Other	974	1,020

Group total	43,853	44,264

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

External Sales by Destination and Origin

	Sales By Destination			Sales By Invoice Origin
	For the year ended December 31,
	2001	2002	2003	2001	2002	2003
	(€ in millions)			(€ in millions)
Austria	213.1	195.4	222.0	310.9	315.1	363.51
Belgium	345.1	301.3	267.2	237.8	213.2	200.8
Denmark	307.6	297.9	276.1	116.2	111.7	107.9
Finland	776.0	780.6	786.9	4,370.2	4,151.0	3,951.9
France	1,007.0	965.5	862.7	537.8	486.4	447.7
Germany	1,840.3	1,673.6	1,616.1	1,489.9	1,442.2	1,381.8
Italy	403.2	391.5	380.7	0.6	0.1	0.1
Netherlands	581.9	488.4	491.9	247.6	234.0	226.4
Portugal	71.3	60.9	64.9	80.3	59.7	50.5
Spain	445.5	463.4	499.4	139.4	141.5	145.6
Sweden	1,026.6	1,034.2	994.4	2,980.2	2,895.6	2,840.2
UK	1,324.8	1,053.4	979.3	157.2	59.1	23.4
Other EU	197.8	197.4	203.9	0.2	0.1	—

Total EU	8,540.2	7,903.5	7,645.5	10,668.3	10,109.7	9,739.8
Other Europe	813.2	981.4	897.8	252.4	290.1	390.6

Total Europe	9,353.4	8,884.9	8,543.3	10,920.7	10,399.8	10,130.4
Canada	169.4	160.0	143.7	384.0	290.2	287.7
China	188.8	201.5	228.6	111.6	122.3	109.4
United States	2,469.7	2,267.3	1,918.3	2,067.2	1,909.6	1,583.6
Others	1,327.5	1,268.9	1,338.4	25.3	60.7	61.2

Group total	13,508.8	12,782.6	12,172.3	13,508.8	12,782.6	12,172.3

Total Assets and Capital Employed by Location

	Total Assets		Capital Employed
	As of December 31,
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
Austria	233.7	238.5	162.3	175.6
Belgium	525.8	650.0	325.7	584.6
Finland (restated)	5,692.1	5,344.5	3,749.9	3,384.8
France	367.7	364.5	235.0	245.6
Germany	1,754.4	1,750.7	783.8	893.4
Portugal	242.6	227.5	225.5	214.8
Sweden	3,727.7	4,328.9	1,886.7	2,582.4
Other EU	415.6	377.3	199.4	233.1

Total EU	12,959.6	13,281.9	7,568.3	8,314.3
Other Europe	201.4	435.1	161.5	477.7

Total Europe	13,161.0	13,717.0	7,729.8	8,792.0
Canada	561.0	488.1	491.1	491.7
China	224.8	180.8	203.7	157.3
United States	4,166.7	3,385.1	2,654.0	2.143.6
Other	100.7	171.1	41.7	28.6

Group total	18,214.2	17,942.1	11,120.3	11,613.2

Total capital employed represents operating capital less net tax liabilities.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure by Location

Depreciation, Amortization & Impairment by Location

	Capital Expenditure			Depreciation / Impairment
	For the year ended December 31,
	2001	2002	2003	2001	2002	2003
	(€ in millions)			(€ in millions)
Austria	25.2	22.1	18.7	15.4	17.8	18.2
Belgium	30.7	290.6	209.7	16.2	27.1	29.5
Finland	392.1	211.7	371.5	341.5	391.6	367.0
France	7.8	13.9	36.3	28.2	28.8	34.9
Germany	91.6	55.1	126.8	159.2	138.0	155.2
Portugal	14.9	18.5	5.8	10.5	11.7	11.9
Sweden	158.5	141.0	197.3	198.4	208.8	220.6
Other EU	18.2	16.6	34.3	21.6	26.7	21.5

Total EU	739.0	769.5	1,000.4	791.0	850.5	858.8
Other Europe	23.9	9.1	88.9	10.0	14.2	40.7

Total Europe	762.9	778.6	1,089.3	801.0	864.7	899.5
Canada	12.9	12.7	45.3	34.2	85.7	45.0
China	3.4	3.3	1.3	13.0	14.5	13.0
United States	66.9	74.4	109.0	416.7	1,479.5	240.4
Other	11.0	8.6	3.3	2.7	(2.5)	2.5

Group total	857.1	877.6	1,248.2	1,267.6	2,441.9	1,200.4

Note 4—Acquisitions and Disposals

There were no major changes to the Group during 2001 and 2002. From 2001 through 2003, the Group has concentrated on restructuring its existing assets consistent with its strategy to release capital and enhance financial flexibility in order to develop its core business, along with an emphasis on asset quality (see note 11—Fixed Assets).

Acquisitions

Total cash paid for acquisitions during 2003 amounted to €125.2 million, of which €122.7 million related to the acquisition AS Sylvester of Estonia, which was completed in February 2003. The table below summarizes the key information relating to the Sylvester acquisition.

Fair Value of assets and liabilities acquired

(€ in millions)
Fixed Assets	105.2
Interest bearing assets less cash	5.6
Working Capital	31.2
Tax Liabilities	(0.2)
Interest bearing liabilities	(67.3)
Minority Interest	(23.8)
Fair value of assets acquired	50.7

Goodwill	72.0

Purchase Price	122.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Before the Sylvester acquisition, the Group had a 34 percent interest amounting to €7.1 million in Sylvester’s largest Estonian mill at Imavere. Letter of intent to acquire Sylvester was signed in 2002 and the acquisition was subsequently finalized in February 2003 after the competition authorities approved Stora Enso Timber’s 66 percent ownership of Sylvester’s sawmilling operations and Stora Enso Mets’ 100 percent ownership of Sylvester’s wood procurement operations in the Baltic States. Following the completion of the Sylvester acquisition, Sylvester’s sawmilling operations became Stora Enso Timber AS. Sylvester’s four softwood sawmills in Estonia, one in Latvia (Launkalne) and one in Lithuania (Alytus), increased Group sawn wood capacity by more than 1 million cubic meters; a components factory in Estonia added a further 100,000 cubic meters of value-added capacity.

In August 2001, the board of directors approved the purchase of the Schweighofer family’s 26.5 percent minority holding in Stora Enso Timber Oy for a total acquisition cost of €154.5 million, of which €81.5 million represented goodwill to be amortized over ten years. As a result of this transaction, the company became a wholly-owned subsidiary. Stora Enso had acquired a majority holding in Holzindustrie Schweighofer GmbH in December 1998 for a total acquisition cost of €122.9 million, of which €82.9 million represented goodwill.

In October 2001, Stora Enso acquired Purple Charta Investments’ 20 percent shareholding in Stora Enso Suzhou Paper Co, thereby raising its stake to 80.87 percent. The total acquisition cost of $21.9 million (€24.0 million) resulted in goodwill of €28.4 million due to the negative net assets of the business.

Disposals

There were no material disposals during 2003, although steps were taken to divest the greater part of Group forestry interests in Sweden which was completed in March 2004. In 2002, Stora Enso launched its forest restructuring program as follows:

1.	In September 2002, Stora Enso North America Corp. signed an agreement to sell approximately 125,000 hectares of its forest land to Plum Creek Timber Company, Inc. The sale was finalized on December 3, 2002 for net proceeds of $141.0 million (€149.1 million). A capital gain of $46.8 million (€49.5 million) was realized on the sale.

2.	In July 2002, Stora Enso transferred a total of approximately 600,000 hectares of its forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganizes its forest holding subsidiary Tornator Oy. In December 2002, Stora Enso transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. Stora Enso holds 41 percent of the shares in Tornator Timberland Oy and the remaining 59 percent is held by Finnish institutional investors. Also in December 2002, Stora Enso sold Tornator Oy to Tornator Timberland Oy for a total purchase price of €364.5 million. As a result of the sale, Stora Enso recorded a capital gain of €25.9 million. Tornator Timberland is shown as an associate company on the balance sheet (see note 13). Stora Enso Forest, the Group’s Finnish wood procurement arm, has entered into a long-term wood procurement agreement at market rates with Tornator Timberland Oy.

In April 2002, Stora Enso announced plans to close its UK merchant operations, Papyrus GB Ltd, as it had not proved possible to reach a satisfactory level of profitability in recent years despite extensive rationalization. A charge of €24.8 million was made to cover closure costs.

In March 2002, the Group divested its Mölndal mill in Sweden to Klippan AB, a speciality paper maker. The total transaction price approximated book value and amounted to SEK 254.3 million (€27.8 million).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets-Held-For-Sale

In December 2003, Stora Enso announced its plan to restructure its forest lands in Sweden in conjunction with Korsnäs AB, a Swedish forest industry company controlled by the Kinnevik Group. The Swedish forest lands of both companies will be transferred to a new entity named Bergvik Skog AB in which the two partners will retain minority shareholdings of 44.9 percent and 5 percent, respectively. The disposal is scheduled for completion in early 2004 along with a further forest land disposal in Ontario, Canada. The major classes of assets and liabilities included as part of these disposal Groups as of December 31, 2003 are as follows:

As of December 31,
2003
(€ in millions)
Fixed assets and other long-term investments	1,625.4
Current assets	3.0

Total assets	1,628.4
Long-term liabilities	479.4
Current liabilities	15.9

Total liabilities	495.3

Note 5—Other Operating Income

Other Operating Income

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Capital gain on sale of fixed assets	42.1	79.6	12.4
Gain on sale of long-term investments	6.3	79.5	2.6
Rent	9.3	10.0	8.3
Subsidies	5.5	7.0	6.3

Total	63.2	176.1	29.6

Other operating expenses include
Research and development	92.3	91.6	88.8
Operating lease expense	96.1	95.7	93.2
Losses on sale of fixed assets and long-term investments	8.4	—	4.5

In 2003, there were no material gains on the disposal of long-term investments and fixed assets, whereas in 2002 these items included, respectively, a profit of SEK 702.5 million (€76.7 million) on the sale of the greater part of the Group’s holding in its associate company Billerud AB (see note 13), and €75.4 million relating to the Group’s forest holdings in Finland and the United States. In 2001, gains on sale of fixed assets included a capital gain of €18.0 million on the sale of the Düsseldorf office building.

Aggregate fees for professional services rendered to the Group by the principal independent auditor, PricewaterhouseCoopers, are shown in the table below for 2002 and 2003 only. Audit fees relate to the audit of the annual financial statements or ancillary services normally provided in connection with statutory and regulatory filings. Audit-related fees are incurred for assurance and associated services that are reasonably related to the performance of the audit or review of financial statements. Tax fees are incurred on account of tax compliance, advice and planning.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principal Independent Auditor’s Fees

	For the year ended December 31,
	2002	2003
	(€ in millions)
Audit fees	2.1	2.5
Audit-related fees	0.5	1.0
Tax fees	0.4	0.5
Other fees	0.1	0.4

Total	3.1	4.4

Note 6—Staff Costs

Personnel Expenses

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
	(Restated)	(Restated)	(Restated)
Wages and salaries	1,659.0	1,656.3	1,662.3
Pensions	272.2	335.1	345.1
Other statutory employer costs	196.1	176.4	272.2
Other voluntary costs	119.0	140.3	18.0

Total	2,246.3	2,308.1	2,297.6

Pensions

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
	(Restated)	(Restated)	(Restated)
Defined benefit plans	25.8	88.5	104.5
Defined contribution plans	215.5	211.4	209.2
Other post-employment benefits	30.9	35.2	31.4

Total pension costs	272.2	335.1	345.1

Full details of pension costs are shown in note 19.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Board Remuneration

	For the year ended December 31,
	2001	2002	2003
	(€ in thousands)
Claes Dahlbäck, Chairman	134.5	135.0	135.0
Krister Ahlström, Vice Chairman	84.0	85.0	85.0
Josef Ackermann (resigned March 20, 2003)	58.9	60.0	15.0
Harald Einsmann	58.9	60.0	60.0
Björn Hägglund, Deputy CEO	—	—	—
Jukka Härmälä, CEO	—	—	—
Barbara Kux (appointed March 20, 2003)	—	—	45.0
George W. Mead	58.9	60.0	60.0
Ilkka Niemi	44.2	60.0	60.0
Paavo Pitkänen	58.9	60.0	60.0
Jan Sjöqvist	58.9	60.0	60.0
Marcus Wallenberg	58.9	60.0	60.0

Total board of directors remuneration	616.1	640.0	640.0

Executive Management Group (“EMG”) Remuneration

Annual salaries of the members of the EMG are normally reviewed once a year and new salaries have historically been valid from January 1, though this was changed to March 1, 2003. Basic annual salaries totaled €4.5 in 2003, €4.5 million in 2002 and €4.1 million in 2001, of which €1.1 million, €1.1 million and €1.0 million, respectively, related to the CEO as detailed below.

Executive Remuneration: Chief Executive Officer

	For the year ended December 31,
	2001	2002	2003
	(€ in thousands)
Annual salary	1,039.2	1,142.3	1,063.1
Benefits	27.2	76.3	114.8
Bonus (variable salary)	250.2	220.2	197.1

Total remuneration	1,316.6	1,438.8	1,375.0

Chief Executive Officer: Jukka Härmälä

In addition to his basic salary, the chief executive officer is also entitled to a short-term incentive plan, decided on by the board of directors each year, giving a maximum 50 percent of annual fixed salary. Of the 2003 plan, 50 percent of the target related to Stora Enso’s return on capital employed (“ROCE”) and 50 percent being related to personal key targets.

The retirement age for the chief executive officer has been set at 60 years, the pension arising from the compulsory Finnish statutory employment pension scheme (TEL) and a Stora Enso voluntary plan amounting to 66 percent of the average of the last four years Finnish remuneration preceding retirement. Pensionable remuneration in 2003 was €930,350 and, thus, the cost to the Company of the compulsory TEL plan was €174,083. In 2002, the respective amounts were €912,295 for the pensionable remuneration and €178,633 for the TEL cost.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Management Group

The deputy chief executive officer is entitled to a similar incentive plan as the chief executive officer, while the other EMG members have plans up to a maximum 40 percent of annual fixed salary; the payout in 2003, relating to 2002, was €610,020, compared to €584,266 in 2002. The payout in 2001, relating to 2000, was €805,025. In 2003, benefits amounting to €263,172 were provided, compared to €175,847 in 2002 and €163,018 in 2001, although additional sums relating to the foreign assignments of five members were provided at a cost of €326,233 in 2003, €262,787 in 2002 and €190,196 in 2001.

EMG members have a retirement age of 60 with pensions consistent with local practices within their respective home countries. Pension costs totaled €1,367,397 in 2003, €908,829 in 2002 and €637,859 in 2001.

Employment contracts for the chief executive officer, deputy chief executive officer and other EMG members provide for notice of six months prior to termination with compensation being twelve months basic salary and a further optional twelve months salary depending on employment. They are also entitled to a certain number of shares through warrants and options/synthetic options, full details of which are shown in note 25.

Note 7—Net Financial Items

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Interest expense
Bank borrowings	(348.1)	(242.5)	(188.9)
Finance leases	(44.1)	(34.3)	(30.2)
Interest capitalized	7.9	9.0	5.2
Interest income	51.2	38.3	27.8
Dividend income	17.0	9.2	5.8
Exchange gains and losses	(58.5)	44.9	12.5
Other financial income	44.7	48.1	36.7
Other financial expense	(13.6)	(78.9)	(106.6)

Total	(343.5)	(206.2)	(237.7)

Gains and losses on derivative financial instruments are shown in note 22.

A provision of €53.9 million ($61.1 million) for additional leasing costs arising from the early termination of finance leases is included in other financial expense. Stora Enso North America Inc. is in the process of terminating a portfolio of finance leases entered into in 1996 with a group of UK banks to finance paper machine no. 16 at Wisconsin Rapids pulp mill and paper machine no. 26 at Biron mill in the United States. These leases were due to expire in 2011, but as a consequence of changes in the interpretation of UK leasing tax rules, termination of the leases became appropriate. The transaction is scheduled to be completed in early 2004 when the UK banks will formerly offset the restricted cash balance of €443.6 million against the principal of the debt, with the Group paying over an amount for the additional costs as final settlement.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate foreign exchange gains and losses included in the consolidated income statements are:

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Sales	28.6	(19.0)	(47.9)
Costs and expenses	(0.1)	2.5	5.2
Net financial items	(58.5)	44.9	12.5

Total	(30.0)	28.4	(30.2)

Note 8—Income Taxes

Profit (Loss) before Tax and Minority Interests

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
	(Restated)	(Restated)	(Restated)
Finnish companies	784.6	327.6	174.6
Swedish companies	541.2	539.4	329.5
German companies	210.9	107.9	25.8
Other companies	(325.6)	(1,344.2)	(319.2)

Total	1,211.1	(369.3)	210.7

Income Tax Expense

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
	(Restated)	(Restated)	(Restated)
Current tax expense
Finnish companies	176.8	(98.6)	5.2
Swedish companies	159.8	106.4	77.5
German companies	161.4	50.0	1.1
Other companies	20.8	58.6	31.4
Change in deferred taxes
Finnish companies	63.5	(110.8)	48.6
Swedish companies	(20.6)	47.7	14.4
German companies	(156.1)	(2.1)	11.1
Other companies	(132.5)	(179.4)	(120.6)
Associated company taxes	23.0	(0.3)	(1.7)

Total	296.1	(128.5)	67.0

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Reconciliation

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
	(Restated)	(Restated)	(Restated)
Tax at domestic rates applicable to profits in the country concerned	348.5	(257.2)	22.2
Non-deductible expenses and tax exempt income	57.9	34.5	(6.8)
Losses where no deferred tax benefit is recognized	(14.9)	33.7	48.9
Impairment of North American assets	—	363.2	—
Write-down of shares in Stora Enso North America Corp.	—	(298.4)	—
Change in legal status, Germany	(86.6)	—	—
Other items	(8.8)	(4.3)	2.7

Income taxes in the consolidated income statement	296.1	(128.5)	67.0

Effective tax rate	24.4%	34.8%	31.8%

In 2002, Stora Enso recorded an impairment loss in respect to its North American assets amounting to $1,081.0 million (€1,143.3 million). A related write-down of €1,028.8 million was also made in the financial statements of Stora Enso Oyj. The Finnish tax authorities confirmed the tax benefit on the write-down amounting to €298.4 million, of which €253.4 million was utilized in 2002 and the balance of €45.0 million in 2003. The Group’s tax rate excluding these effects would have been 31.4 percent in 2002.

An increase in the tax base of German assets in 2001, following a change in the legal status of former Feldmühle subsidiaries, resulted in a tax credit of €86.6 million for 2001, thereby lowering the Group effective tax rate to 24.4 percent from 31.6 percent.

The Group has recognized a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. As of December 31, 2003, Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of €982 million of which approximately €509 million had no expiry date, €52 million expire during the years 2004–2008 and the remainder expire thereafter. Tax losses carried forward as of December 31, 2002 amounted to €1,055 million. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

No deferred tax liability has been recognized for the undistributed earnings of Finnish subsidiaries as, in most cases, such earnings may be transferred to the parent company of the Group, Stora Enso Oyj, without any tax consequences. The Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Deferred Tax Balances in 2003

	As of January 1, 2003	Charge in Income Statement	Acquisitions And Divestments	CTA(1)	OCI(2)	As of December 31, 2003
	(€ in millions)
	(Restated)	(Restated)				(Restated)
Deferred tax liabilities
Depreciation differences and untaxed reserves	1,460.4	47.8	12.8	(81.1)	—	1,439.9
Group eliminations	24.2	6.8	—	—	(0.6)	30.4
Tax losses c/fwd and other temporary differences	(311.3)	16.0	(18.6)	30.0	—	(283.9)
Fair value adjustments for acquired net assets(3)	708.4	(157.7)	11.0	(19.8)	—	541.9

	1,881.7	(87.1)	5.2	(70.9)	(0.6)	1,728.3
Fair valuation of available-for-sale investments and derivative financial instruments	96.1	—	—	—	(47.1)	49.0

	1,977.8	(87.1)	5.2	(70.9)	(47.7)	1,777.3

Deferred tax assets(4)
Tax losses carried forward	144.9	(24.9)	—	—	—	120.0
Less valuation allowance	(92.2)	(15.7)	—	—	—	(107.9)

	52.7	(40.6)	—	—	—	12.1
Change in net deferred tax liabilities	1,925.1	(46.5)	5.2	(70.9)	(47.7)	1,765.2

(1)	OCI = Other Comprehensive Income Statement – see note 22.
(2)	CTA = Cumulative Translation Adjustment
(3)	The opening balance for the fair value adjustment relating to acquired net assets has been restated to take into account deferred tax of €240.4 million relating to the initial valuation surplus on the adoption of IAS 41 Agriculture on January 1, 2003.
(4)	The current part of deferred tax amounts to €180.8 (54.6) million.

Reconciliation of Deferred Tax Balances in 2002

	As of January 1, 2002	Charge in Income Statement	Acquisitions And Divestments	CTA	OCI	As of December 31, 2002
	(€ in millions)
	(Restated)	(Restated)				(Restated)
Deferred tax liabilities
Depreciation differences and untaxed reserves	1,715.1	(168.8)	0.7	(86.6)	—	1,460.4
Group eliminations	10.8	14.1	—	—	(0.7)	24.2
Tax losses c/fwd and other temporary differences	(315.4)	(30.9)	0.3	34.7	—	(311.3)
Fair value adjustments for acquired net assets	536.6	(34.4)	5.6	(39.8)	—	468.0
	1,947.1	(220.0)	6.6	(91.7)	(0.7)	1,641.3
Fair valuation of available-for-sale investments and derivative financial instruments	21.6	—	—	—	74.5	96.1

	1,968.7	(220.0)	6.6	(91.7)	73.8	1,737.4

Deferred tax assets
Tax losses carried forward	103.2	41.7	—	—	—	144.9
Less valuation allowance	(75.1)	(17.1)	—	—	—	(92.2)

	28.1	24.6	—	—	—	52.7

Change in net deferred tax liabilities	1,940.6	(244.6)	6.6	(91.7)	73.8	1,684.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Valuation and Qualifying Accounts

Provisions for doubtful accounts, obsolete inventories, low inventory market values and valuation allowance for deferred tax assets are as follows:

Valuation and Qualifying Accounts

	Doubtful Accounts	Stock Obsolescence	Stock Valuation	Deferred Tax	Total Allowances
	(€ in millions)
Carrying value as of January 1, 2001	29.8	15.8	—	58.8	104.4
Translation difference	0.3	5.2	—	—	5.5
Charge in income statement	1.9	13.0	—	16.3	31.2
Deductions	(1.5)	(12.3)	—	—	(13.8)

Carrying value as of December 31, 2001	30.5	21.7	—	75.1	127.3

Translation difference	(1.0)	(2.2)	—	—	(3.2)
Charge in income statement	11.7	26.4	1.5	17.1	56.7
Deductions	(4.7)	(20.3)	—	—	(25.0)

Carrying value as pf December 31, 2002	36.5	25.6	1.5	92.2	155.8

Translation difference	(0.9)	(0.9)	—	—	(1.8)
Charge in income statement	10.1	7.5	4.8	15.7	38.1
Deductions	(5.1)	(3.6)	—	—	(8.7)

Carrying value as of December 31, 2003	40.6	28.6	6.3	107.9	183.4

Note 10—Depreciation, Amortization and Impairment Charges

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Depreciation and amortization
Intangible fixed assets	17.5	16.4	17.0
Buildings and structures	96.0	98.0	109.3
Plant and equipment	955.0	932.5	904.9
Other tangible fixed assets	44.8	42.6	25.1
Goodwill	150.4	148.8	116.1

Total	1,263.7	1,238.3	1,172.4

Impairment and disposal losses
Plant and equipment	2.8	267.3	12.1
Other fixed assets	—	17.4	15.9
Goodwill	1.1	918.9	—

Total	3.9	1,203.6	28.0

Depreciation, amortization and impairment charges	1,267.6	2,441.9	1,200.4

Depreciation, Amortization and Impairment Charges for the Year ended December 31, 2003

In 2003, total depreciation, amortization and impairment charges in the income statement amounted €1,200.4 million, against which there are minor gains on the disposal of fixed assets which are included under in other operating income, amounting to €12.3 million, principally relating to land and a few buildings.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2003, the Group contracted to sell its forest lands in Ontario, Canada, simultaneously writing down the asset by €17.6 million. The forest lands are now stated at their net realizable value of €15.6 million and are included in note 4 as an Asset-Held-For-Sale.

Depreciation, Amortization and Impairment Charges for the Year ended December 31, 2002

In September 2002, as a result of weakened market conditions in North America, the Group’s North American assets were subject to impairment in the sum of $1,081.0 million (€1,143.3 million), of which $868.8 million (€918.9 million) related to goodwill. The value of the remaining U.S. goodwill as of December 31, 2002 amounted to $645.9 million (€615.9 million), to be amortized over a further 17 years. The impairment charge was calculated with a pre-tax discount rate of 9.5 percent using the value in use method for each cash-generating unit. Of the total impairment charge, €1,014.5 million related to the magazine paper segment and €128.8 million to the fine paper division. In addition, as a result of the North American Profit Enhancement Plan, a further $50.0 million (€52.9 million) impairment charge relating to the fine paper division was made to restructure selected manufacturing assets.

Impairment for the Year ended December 31, 2001

There were no material impairments for the year.

Note 11—Fixed Assets

Fixed Asset Summary

	For the year ended December 31, 2003
	Property Plant & Equipment	Intangible Fixed Assets	Goodwill on Consolidation	Total Fixed Assets
	(€ in millions)
Acquisition Cost
As of January 1	20,181.4	195.3	2,765.4	23,142.1
Translation difference	(544.6)	(3.5)	(276.3)	(824.4)
Reclassifications	(727.0)	5.5	—	(721.5)
Companies acquired	161.8	0.5	73.8	236.2
Additions	1,228.2	20.0	—	1,248.2
Disposals	(328.5)	(9.3)	(3.9)	(341.7)

As of December 31	19,971.3	208.5	2,559.0	22,738.8

Accumulated Depreciation and Amortization
As of January 1	9,369.3	122.0	1,709.97	11,201.2
Translation difference	(142.7)	(1.8)	(165.7)	(130.2)
Reclassifications	(23.2)	—	—	(23.2)
Companies acquired	29.6	0.1	—	29.7
Disposals	(293.5)	(9.2)	(3.9)	(306.6)
Charge for the year	1,039.3	17.0	116.1	1,172.4
Impairment charges	28.0	—	—	28.0

As of December 31	10,006.8	128.1	1,656.4	11,791.3

Net book value as of December 31, 2003	9,964.5	80.4	902.6	10,947.5

Net book value as of December 31, 2002	10,812.1	73.3	1,055.5	11,940.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant & Equipment

	For the year ended December 31, 2003
	Land and Water	Buildings and Structures	Plant and Equipment	Other Tangible Assets	Assets in Progress	Total
	(€ in millions)
Acquisition Cost
As of January 1	961.8	2,703.4	15,256.8	754.3	505.1	20,181.4
Translation difference	(2.2)	(46.2)	(485.6)	(5.8)	(4.8)	(544.6)
Reclassifications	(611.3)	166.9	573.8	(83.6)	(772.8)	(727.0)
Companies acquired	2.1	35.1	117.0	1.9	5.7	161.8
Additions	2.0	67.5	399.2	15.5	744.0	1,228.2
Disposals	(1.2)	(25.2)	(180.5)	(113.2)	(8.4)	(328.5)

As of December 31	351.2	2,901.5	15,680.7	569.1	468.8	19,971.3

Accumulated Depreciation and Amortization
As of January 1	—	1,133.9	7,848.2	387.2	—	9,369.3
Translation difference	—	(5.9)	(135.5)	(1.3)	—	(142.7)
Reclassifications	—	(2.2)	(30.4)	9.4	—	(23.2)
Companies acquired	—	6.9	22.7	—	—	29.6
Disposals	—	(11.9)	(168.3)	(113.3)	—	(293.5)
Charge for the year	—	109.3	904.9	25.1	—	1,039.3
Impairment charges	—	—	12.1	15.9	—	28.0

As of December 31	—	1,230.1	8,472.6	323.0	—	10,006.8

Net book value as of December 31, 2003	351.2	1,671.4	7,227.0	246.1	468.8	9,964.5

Net book value as of December 31, 2002	961.8	1,569.5	7,408.6	367.1	505.1	10,812.1

Reclassifications of fixed assets for 2003 amounted to €698.3 million, which comprise the acquisition cost of €721.5 million less accumulated depreciation of €23.2 million. The net reclassification comprised of the following items:

•	A long-term receivable of €7.6 million in Canada was reclassified into fixed assets.

•	Biological assets, in the form of free standing trees and amounting to €705.9 million, were reclassified, principally from land, to biological assets (see note 12).

The Group’s fixed assets as of December 31, 2003 include capitalized balances for unamortized computer software development costs, interest (at six percent to 11 percent) on the construction of qualifying assets and finance lease assets:

Capitalized Costs

	As of December 31,
	Computer Software		Capitalized Interest		Finance Leases
	2002	2003	2002	2003	2002	2003
	(€ in millions)		(€ in millions)		(€ in millions)
As of January 1	18.4	36.3	81.4	79.4	818.7	614.4
Translation difference	—	(0.2)	(1.3)	(1.3)	(125.5)	(88.5)
Acquisitions and disposals	—	—	(1.2)	—	(24.9)	(369.4)
Capitalized in the year	23.0	18.5	9.0	5.2	—	21.5
Charge for the year	(5.1)	(7.9)	(8.5)	(6.2)	(53.9)	(35.7)

As of December 31	36.3	46.7	79.4	77.1	614.4	142.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed Asset Additions

There was only one material acquisition in 2003, which related to the acquisition of AS Sylvester (see note 4). Total acquisitions of Group companies amounted to €241.3 million in 2003, compared to €56.3 million in 2002. Of the total consideration, €206.4 million was allocated to the fair value of the fixed assets, compared to €150.4 million in 2002, of which €73.8 million and €26.7 million, respectively, related to goodwill.

Total acquisitions of Group companies in 2001 amounted to €233.6 million, which principally related to buying out minority shareholders in Stora Enso Timber Oy and Stora Enso Suzhou Paper Co. The acquisition value of the operating fixed assets came to €141.5 million of which €127.5 million related to goodwill.

Capital expenditure in 2003 in Stora Enso Oyj and its subsidiaries amounted to €1,248.2 million, compared to €877.6 million in 2002. The Group’s asset restructuring program and the North American Profit Enhancement Program continued in 2003 and resulted in significant investments. The main investments included the new paper machine no. 4 at Langerbrugge in Belgium (€201.1 million), the rebuilding of paper machine no. 6 at Maxau mill in Germany (€52.9 million), the rebuilding of paper machine no. 3 at Veitsiluoto in Finland (€82.4 million), the new boiler at Kvarnsveden in Sweden (€23.6 million), the folding boxboard asset improvements at Baienfurt in Germany (€29.8 million), the modernization of the Varkaus and Kotka sawmills (€25.6 million) in Finland, the installation of a thermo-mechanical pump line at Port Hawkesbury mill in Canada (€31.1 million) and phase 1 of rebuilding paper machine no. 26 at Biron mill in the United States.

Capital expenditure in 2002 totaled €877.6 million. The main investments were the new paper machine no. 4 (€254.1 million), the rebuild of paper machine no. 3 (€28.6 million) in Langerbrugge mill in Belgium, the completion of paper machine no. 6 in Oulu mill in Finland (€16.5 million) and the new Balabanovo Packaging Board mill in Russia (€11.4 million).

Capital expenditure in 2001 totaled €857.1 million. The main investments were the new pulping line no. 3 (€134.5 million) and rebuild of board machine no. 5 (€11.2 million) in Imatra mill in Finland, the rebuilding of fine paper machine no. 6 (€56.7 million) in Oulu mill in Finland, fine paper machine no. 2 (€22.1 million) in Uetersen mill in Germany, and newsprint paper machine no. 3 (€14.5 million) in Summa mill in Finland. An asset restructuring program to increase competitiveness in the newsprint and magazine paper businesses was also initiated. The program included the new Langebrugge newsprint production line and biofuel power plant along with the rebuild of paper machine no. 3 in Langerbrugge mill in Belgium, counterbalanced by the retirement of paper machine no. 2 at Langerbrugge mill in Belgium and paper machine no. 1 at Summa mill in Finland.

Fixed Asset Disposals

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Acquisition cost	694.8	1,071.2	341.7
Accumulated depreciation	391.6	508.6	306.6

Net book value of disposals	303.2	562.6	35.1
Net gains on disposals	33.7	37.2	12.4

Proceeds from disposals	336.9	599.8	47.5

Represented by
Cash sales proceeds	92.6	202.4	47.5
Non-cash sales proceeds	244.3	36.8	—
Group company disposals	—	360.6	—

Total fixed asset disposals	336.9	599.8	47.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no fixed asset disposals in 2003 other than minor sales in the normal course of operations. However, steps were taken to divest the greater part of the Group’s Swedish forest interests in early 2004.

The main cash proceeds from fixed asset disposals in 2002 consisted of the divestment of the shares in Tornator Oy in Finland for €360.6 million, and forest assets in the United States for $141.0 million (€149.1 million).

The main disposal in 2001 related to the establishment of Billerud AB on January 1, 2001 in a non-cash transaction, whereby the Group transferred both assets and liabilities to the new company in exchange for a 50 percent shareholding therein.

Note 12—Biological Assets

Stora Enso adopted IAS 41 Agriculture on January 1, 2003, which requires Stora Enso’s biological assets in the form of standing trees to be fair market valued. At the adoption of IAS 41, the Group’s forest assets were measured at fair value, which increased the book value of €705.9 million to fair value of €1,561.3 million. The revaluation reserve amounted to €855.8 million, which resulted in an increase in equity of €615.4 million after the deduction of deferred tax which, in accordance with IAS 8, was credited directly to retained earnings.

Periodic future changes resulting from growth, price and other factors are recorded through the income statement. Operating profit therefore includes an adjustment for the change in value of the standing forest during the year. This change in value comprise changes due to growth, harvesting and price fluctuations. The result for 2003 includes €116.2 million in respect of the change in fair value, being the growth and price effect, less €104.6 million for harvesting, resulting in a net gain of €11.6 million recorded through the income statement.

As of December 31, 2003, Stora Enso’s biological assets had a fair value of €1,587.8 million and were located by value in Sweden (95 percent), Portugal (3.3 percent), Canada (0.1 percent), China (0.3 percent) and Indonesia (1.3 percent). In addition, the Group has two associated companies that account for their biological assets in accordance with the provisions of IAS:

•	Tornator Timberland Oy, a 41 percent owned associated company, which acquired the Group’s Finnish forest interests in 2002, had biological assets with a fair value of €628.9 million; and

•	Veracel Celulosa S.A., a 50 percent owned associated company in Brazil, which has substantial forest plantations with a fair value of €67.4 million. The growing cycle in Brazil is seven years.

The effect of the adoption of IAS 41 in the associated companies amounted to €44.0 million net of deferred tax as of January 1, 2003.

Biological Assets

As of December 31, 2003
(€ in millions)
Assets reclassified from fixed assets (see note 11)	705.9
Fair valuation adjustment	855.8

Carrying value as of January 1, 2003	1,561.7
Transfer difference	8.3
Additions	7.2
Disposals	(1.0)
Change in fair value	116.2
Decrease due to harvest	(104.6)

Total biological assets	1,587.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003, the value of the Group’s free standing trees was €1,587.8 million, whereas the total value of the Group’s forest assets amounted to €1,705.6 million. Of the difference, €117.8 million is represented by the land under the trees amounting to €98.5 million, and forest roads with a book value of €19.3 million. Forest lands are included under fixed assets in land and the forest roads are included under other tangible assets.

Note 13—Associated Companies

Carrying Values

	For the year ended December 31,
	2001	2002	2003
	(in millions)
Historical Cost
As of January 1	178.2	251.3	225.3
Translation difference	0.5	(6.9)	(7.0)
Additions	135.6	1.5	103.5
Disposal proceeds	(62.4)	(185.5)	(0.4)
Equity adjustments disposal	—	60.8	—
Income statement – profit on disposal	—	76.7	0.3
Subsidiary transfers	—	29.2	(2.4)
Transfer to available-for-sale investments	(0.6)	(1.8)	0.4

Historical cost as of December 31	251.3	225.3	319.7

Equity Adjustment to Investments in Associated Companies
As of January 1	19.2	55.4	(13.6)
Translation difference	(6.3)	(13.6)	(1.9)
Disposals	—	(60.8)	—
Effect of adopting IAS 41 Agriculture	—	—	44.0
Share of results before tax	79.6	14.6	(23.0)
Dividends received	(14.9)	(9.5)	(3.2)
Income taxes	(23.0)	0.3	1.7
Subsidiary transfers	0.8	—	(4.7)

Equity adjustment as of December 31	55.4	(13.6)	(0.7)

Carrying value of associated companies as of December 31	306.7	211.7	319.0

The main addition in 2003 related to the joint investment together with Stora Enso’s Brazilian partner, Aracruz Celulose S.A in Veracel Celulosa S.A. amounting to €98.2 million. The investment relates to a pulp mill project that is taking place in Veracel Celulosa S.A.

The main addition in 2002 consisted of the acquisition of a 41 percent holding in Tornator Timberland Oy, a company established in conjunction with Finnish financial institutions, in exchange for the shares in Tornator Forest Oy. In connection with the reorganization of the Finnish forest assets in July 2002, Stora Enso transferred substantially all of its Finnish forest assets to Tornator Oy and, in December 2002, sold Tornator Oy to Tornator Timberland. The intention is to further reduce the Group interest, but the holding will continue to be subject to equity accounting until Stora Enso’s interest falls below 20 percent.

The main disposal in 2002 related to the disposal of 18.5 million shares in Billerud AB, representing 29.5 percent of Billerud’s share capital. The net sales proceeds amounted to SEK 1,667 million (€182.1 million), resulting

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in a capital gain of SEK 702 million (€76.7 million). The Group’s residual holding in Billerud as of December 31, 2002 and 2003 comprise 300,000 shares, valued at €2.9 million and €3.1 million, respectively, which represents 0.5 percent of the share capital and votes. This investment is included under available-for-sale investments.

Principal Associated Companies

	As of December 31,
	Domicile	2003	2002	2003
		%	(€ in million)
Company
Veracel Celulosa S.A	Brazil	50.0	27.3	104.7
Tornator Timberland Oy	Finland	41.0	29.2	83.0
Sunila Oy	Finland	50.0	45.3	44.4
Thiele Kaolin Company Inc	United States	34.9	34.1	37.1
Steveco Oy	Finland	34.3	14.9	12.5
Mitsubishi HiTech Paper Group (Bielefeld & Flensburg)	Germany	24.0	22.2	7.3
Holzwerke Wimmer GmbH	Germany	49.0	6.8	5.6
AS Imavere Saeveski	Estonia	N/A	6.6	—

			186.4	294.6
Others			25.3	24.4

Carrying value of associated companies as of December 31			211.7	319.0

Related Party Balances

	As of December 31,
	2002	2003
	(€ in millions)
Receivables from Associated Companies
Long-term loan receivables	2.8	34.8
Trade receivables	16.0	21.6
Short-term investments and receivables	6.2	14.4
Prepaid expenses and accrued income	0.6	0.8
Liabilities due to Associated Companies
Long-term interest bearing liabilities	—	—
Trade payables	11.0	13.6
Accrued liabilities and deferred income	0.3	0.1

Related Party Transactions

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Sales to associated companies	86.2	119.0	139.6
Interest on associated company loan receivables	0.1	0.4	3.1
Purchases from associated companies	(78.3)	(79.8)	(54.2)

The Group engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements are negotiated at arm’s length and are conducted on terms that the Group considers customary in the industry and generally no less favorable than would be available from independent third parties.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Available-for-Sale Investments

The Group has classified its investments into the two categories of held-to-maturity and available-for-sale. All available-for-sale investments are classified under non-current assets unless they are expected to be realized within 12 months.

Summary of Values

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Acquisition cost as of January 1
Listed – listed securities	132.3	138.9	145.2
Unlisted – shares in other companies	177.2	181.0	148.5

Investments reclassified as available-for-sale	309.5	319.9	293.7
Effect of IAS 39: OCI	87.1	58.5	24.0

Available-for-Sale investments as of January 1	396.6	378.4	317.7
Translation difference	(0.8)	0.8	0.1
Additions	20.5	12.8	28.4
Change in fair values (OCI)	(28.6)	(34.5)	56.5
Disposal proceeds	(15.6)	(44.4)	(33.3)
Income statement	6.3	2.8	(0.9)
Transfer from associated companies	—	1.8	—

Carrying amount as of December 31	378.4	317.7	368.5

Disposals

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Sale proceeds	15.6	44.4	33.3
Carrying value	9.3	41.6	34.2

Gain (loss) on sale	6.3	2.8	(0.9)

The fair value of publicly traded securities are based on quoted market prices at the balance sheet date whereas the fair value of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar or identical securities may be obtained, alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized Gains and Losses in Marketable Equity Securities

	For the year ended December 31,
	2002	2003
	(€ in millions)
Unrealized holding gains	68.4	92.9
Unrealized holding losses	(44.4)	(12.4)

Net unrealized holding gains (OCI)	24.0	80.5
Cost	293.7	288.0

Market value	317.7	368.5

Net unrealized holding gains (OCI)	24.0	80.5
Deferred tax	(7.6)	(24.1)

Unrealized holding gains shown in equity as OCI	16.4	56.4

Change for the year in unrealized holding gains	(24.3)	40.0

The fair value of publicly traded securities are based on quoted market prices at the balance sheet date, whereas the fair value of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar or identical securities may be obtained, alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

Principal Available-for-Sale Investments

	As of December 31, 2003
	Holding %	Number of Shares	Acquisition Cost	Market Value
			(in millions)
Listed Securities
Advance Agro PCL, Thailand	18.9	100,536,328	69.1	62.3
Alfred Berg Global B (growth), Finland	11.1	5,388,051	4.5	3.0
Alfred Berg Euro Obligaatio Pro B (growth), Finland	4.0	1,219,287	1.3	1.4
Alfred Berg Europe (growth), Finland	5.8	6,326,415	4.0	4.1
Billerud AB, Sweden	0.5	300,000	1.8	2.9
CA-AM Dynarbitrage VaR4, Russia	0.3	390,000	2.0	2.0
CPI Group Ltd, Australia (11. 5 percent of voting rights)	8.5	4,784,142	5.0	2.4
Finnlines Oyj, Finland	5.5	1,104,670	1.9	31.8
FIM Russia (growth), Russia	1.2	61,022	2.0	2.0
Nordea AB, Sweden	0.1	3,091,213	7.3	18.4
Nordea Foresta (growth), Finland	4.3	5,000,000	0.8	1.8
Nordea Europa Plus (growth), Finland	12.5	2,984	2.0	2.1
Nordea Pro Euro Korko, Finland	0.7	891,051	7.8	7.9
Sampo Plc, A series, Finland,	1.6	8,911,140	25.7	74.1
Sea Containers Ltd, Bermuda	1.1	195,904	3.2	2.8
Others	—	N/A	8.8	8.7

Total listed securities			147.2	277.7
Unlisted shares			140.8	140.8

Total available-for-sale investments as of December 31, 2003			288.0	368.5

Total available-for-sale investments as of December 31, 2002			293.7	317.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference of €80.5 million as of December 31, 2003, and €24.0 million as of December 31, 2002, between the acquisition cost and market value of the available-for-sale investments represents the OCI Reserve, as shown in note 22.

Note 15—Other Non-Current Assets

	As of December 31,
	2002	2003
	(€ in millions)
Stora Enso North America Corp.: overfunded pension plan (note 19)	163.4	124.4
Others	77.7	45.9

Total	241.1	170.3

Note 16—Inventories

	As of December 31,
	2002	2003
	(€ in millions)
Cutting rights	28.1	14.9
Materials and supplies	411.2	393.5
Work in progress	91.5	76.2
Finished goods	783.5	813.3
Spare parts and consumables	256.1	299.2
Other inventories	23.9	31.9
Advance payments	14.0	29.4
Obsolescence provision	(43.3)	(28.6)
Market value provision	—	(6.3)

Total	1,565.0	1,623.5

Note 17—Receivables

Short-term Receivables

	As of December 31,
	2002	2003
	(€ in millions)
Trade receivables	1,526.6	1,461.2
Provision for doubtful debts	(36.5)	(40.6)
Prepaid expenses and accrued income	234.6	109.8
Other receivables	177.7	172.9

Total	1,902.4	1,703.3

Receivables falling due after one year are included in non-current receivables.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan Receivables

	As of December 31,
	2002	2003
	(€ in millions)
Restricted U.S. cash balance for cross-border leasing	460.9	443.6
Derivative financial instruments (note 22)	643.0	277.0
Other loan receivables	467.2	105.5

	1,571.1	826.1

Current assets: Receivable within 12 months	1,090.5	781.8
Non-current assets: Receivable after 12 months	480.6	44.3

Total	1,571.1	826.1

Annual interest rates for loan receivables as of December 31, 2003 ranged from 1.77 percent to 7.1 percent, compared to 1.35 percent to 6.11 percent as of December 31, 2002.

Due to the nature of the Group financial assets, their carrying value is considered to approximate their fair value.

Note 18—Shareholders’ Equity

Under the Company’s articles of association, the minimum issued share capital of the Company is €850 million and the maximum €3,400 million, within the limits of which it may be increased or reduced without amendment to the articles of association. The minimum number of shares that may be issued is 500 million and the maximum number 2,000 million. Series A shares entitle the holder to one vote per share whereas Series R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of Series A shares is 500 million and Series R shares, 1,600 million, the aggregate not exceeding 2,000 million. Series A shares may be converted into Series R shares at any time at the request of a shareholder. As of December 31, 2003, the Company’s fully paid-up share capital as entered in the Finnish Trade Register was €1,469.3, compared to €1,529.6 million in 2002.

As from 1997, the Finnish Companies Act determined that the individual nominal value of shares would no longer be a fixed sum, but would instead represent the total value of the issued share capital divided by the number of shares in issue. The current nominal value of each issued share is €1.70, unchanged from the previous year.

The board of directors will propose to the forthcoming annual general meeting to continue to reduce the registered share capital of the Company by canceling repurchased own shares. The issued share capital will be reduced by not more than five percent, being €73.5 million, through the cancellation of a maximum of 9,100,000 Series A shares and a maximum of 34,000,000 Series R shares, all of which will have been repurchased by the Company under the authorization granted by the annual general meeting 2003 on the basis of the established program for the repurchase of own shares. As of December 31, 2003, Stora Enso Oyj held treasury shares with an acquisition cost of €258.0 million, comprising 8,100 Series A shares along with 26,181,379 Series R shares, and representing 3.0 percent of the share capital and 1.1 percent of voting rights. Treasury shares amounted to €314.9 million in 2002.

At the end of 2003, directors and management group members owned 34,175 Series A shares and 2,862,910 Series R shares, representing 0.1 percent of the total voting rights of the Company, compared to 34,175 Series A shares and 2,895,655 Series R shares in 2002. A full description of Company’s option programs, along with full

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

details of director and executive interests, is included in note 25. As of December 31, 2003, the impact on the issued share capital of these programs, comprising 567,000 new Series R shares subscribable against warrants, amounted to less than 0.1 percent of both the share capital and voting rights after the exercise of the options.

As of December 31, 2003, shareholder equity amounted to €7,952.9 million and the market capitalization of Stora Enso was €9.3 billion, compared to €8,034.8 and €9.1 billion, respectively, as of December 31, 2002.

Changes in Share Capital

	Series A	Series R	Total
As of January 1, 2001	194,496,456	732,726,810	927,223,266
Warrants exercised and registered January 5	—	312,000	312,000
Warrants exercised and registered March 16	—	964,201	964,201
Cancellation of repurchased shares April 9	(910,600)	(22,260,100)	(23,170,700)
Warrants exercised and registered May 29	—	228,000	228,000
Warrants exercised and registered July 20	—	773,522	773,522
Conversion of Series A shares to Series R shares September 17-28	(9,312,271)	9,312,271	—
Warrants exercised and registered October 17	—	238,287	238,287
Warrants exercised and registered November 29	—	184,723	184,723

As of December 31, 2001	184,273,585	722,479,714	906,753,299
Warrants exercised and registered January 10	—	1,158,000	1,158,000
Cancellation of repurchased shares April 3	(813,200)	(7,319,800)	(8,133,000)
Conversion of Series A shares to Series R shares September 16-27	(1,143,700)	1,143,700	—

As of December 31, 2002	182,316,685	717,461,614	899,778,299
Warrants exercised and registered January 9	—	3,000	3,000
Cancellation of repurchased shares March 31	(93,800)	(35,500,000)	(35,593,800)
Conversion of Series A shares to Series R shares June 16	(16,118)	16,118	—
Conversion of Series A shares to Series R shares July 15	(1,400)	1,400	—
Conversion of Series A shares to Series R shares August 15	(34,200)	34,200	—
Conversion of Series A shares to Series R shares September 15	(21,841)	21,841	—
Conversion of Series A shares to Series R shares October 15	(502,923)	502,923	—
Conversion of Series A shares to Series R shares November 17	(121,166)	121,166	—
Conversion of Series A shares to Series R shares December 12	(314,157)	314,157	—
Warrants exercised and registered December 12	—	75,000	—

As of December 31, 2003	181,211,080	683,051,419	864,262,499
Warrants exercised and registered January 8	—	27,000	27,000
Warrants exercised and registered January 15	—	195,000	195,000
Conversion of Series A shares to Series R shares January 15	(27,906)	27,906	—

Shares in issue as of January 15, 2004	181,183,174	683,301,325	864,484,499

Number of votes as of December 31, 2003	181,211,080	68,305,141	249,516,221
Share capital as of December 31, 2003, € million	308.1	1,161.2	1,469.3
Share capital as of December 31, 2002, € million	309.9	1,219.7	1,529.6

Nominal Value for all shares of the Company is €1.70. In December 2003, 222,000 shares were issued under 1997 bonds with warrants, but these were not registered in the Finnish Trade Register until January 8 and 15, 2004, as shown above. These two issues increased the total number of shares to the amounts shown above, being the total shares eligible to vote at the annual general meeting.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Shares

	Number of Shares in 2003			Cost in € million
	Series A	Series R	Total	2002	2003
Shares held as of January 1, 2003	85,400	28,257,531	28,342,931	125.5	314.9
Total shares repurchased in the year	16,500	33,471,600	33,488,100	287.3	319.6
Shares cancelled	(93,800)	(35,500,000)	(35,593,800)	(97.4)	(376.0)
Shares allocated to Option Programs	—	(47,752)	(47,752)	(0.5)	(0.5)

Total shares held as of December 31, 2003	8,100	26,181,379	26,189,479	314.9	258.0

From time to time, the Company repurchases outstanding shares based on internal needs or current market conditions.

The annual general meeting on March 20, 2002 decided to reduce the Company’s share capital by €60.5 million by canceling 93,800 A shares and 35,500,000 R shares. These shares were repurchased between March 2002 and February 2003 under authorization granted by the previous annual general meeting.

Group’s Distributable Equity

As of December 31, 2003, the Group’s distributable equity amounted to €2,549.7, compared to €3,203.3 million as of December 31, 2002.

Dividends

During the year ended December 31, 2003, the Company paid a dividend of €387.7 or €0.45 per share, compared to a dividend of €403.6 million or €0.45 per share during the year ended December 31, 2002.

Note 19—Post-employment Benefits

The Group has established a number of pension plans for its operations throughout the world. In Finland, pension cover since 2001 has been entirely arranged through local insurance companies, whereas in Sweden pension cover is arranged through both insurance companies and book reserves in accordance with the Swedish “PRI/FPG System”. Pension arrangements outside Scandinavia are made in accordance local regulations and practice, mostly being defined benefit pension plans with retirement, disability, death and termination income benefits. The retirement benefits are generally a function of years worked and final salary and are coordinated with national pensions. The Group also has some fully insured plans and defined contribution plans, the charge to the income statement for the latter amounted to €223.4 million in 2003, €217.1 million in 2002 and €223.1 million in 2001.

Group policy for funding its defined benefit plans is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in actuarial calculations of liability in book reserves. The charge in the income statement for year amounted to €104.5 million, compared to €88.5 million in 2002 and €25.8 million in 2001.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programs. The 2003 charge amounted to €31.4 million, compared to €35.2 million in 2002 and €30.9 million in 2001.

Retirement age for the management of Group companies has been agreed at between 60 and 65 years and for members of the EMG, 60 years.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and Post-Employment Benefit Provisions

	As of December 31,
	2002	2003
	(€ in millions)
	(Restated)	(Restated)
Defined benefit plans	523.9	572.7
Other post-employment benefits	231.7	214.8
Stora Enso North America Corp.: Overfunded pension plan shown in assets (note 15)	163.4	124.4

Total Liability	919.0	911.9

Balance Sheet Reconciliation

	As of December 31,
	2002	2003
	(€ in millions)
	(Restated)	(Restated)
Net liability as of January 1	919.9	919.0
Translation difference	(37.5)	(37.7)
Acquisition	—	1.3
Increase	118.0	121.7
Decrease	(81.4)	(92.4)

Net liability as of December 31	919.0	911.9

Amounts Recognized in the Balance Sheet

	As of December 31,
	Defined Benefit Pension Plans		Other Post- Employment Benefits
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
	(Restated)	(Restated)
Present value of funded obligations	912.5	815.2	361.2	417.0
Present value of unfunded obligations	732.8	688.0	12.9	13.6
Fair value of plan assets	(727.8)	(640.7)	(18.6)	(7.9)
Unrecognized actuarial gains and losses	(384.8)	(281.3)	(137.9)	(217.0)
Unrecognized prior service cost	(8.8)	(8.5)	14.1	9.1

Net liability in the balance sheet	523.9	572.7	231.7	214.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts Recognized in the Income Statement

	As of December 31,
	Defined Benefit Pension Plans		Other Post- Employment Benefits
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
	(Restated)	(Restated)
Current service cost	39.1	39.8	7.1	5.6
Interest cost	88.9	80.8	24.6	21.5
Expected return on plan assets	(55.8)	(41.4)	(2.1)	(1.0)
Net actuarial losses (gains) recognized in year	16.3	25.1	5.6	6.8
Settlements	—	—	—	—
Loss curtailment	—	0.2	—	(1.5)

Total included in personnel expenses	88.5	104.5	35.2	31.4

The actual return on plan assets was €86.8 million in 2003, compared to €29.4 million in 2002 and €75.6 million in 2001.

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

	For the year ended December 31,
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	Canada		Finland		Germany		Sweden		United States
Discount rate %	7.0	7.0	5.5	5.3	5.5	5.5	5.5	5.5	6.8	6.0
Expected return on plan assets %	8.5	7.5	5.5	5.3	4.5	4.5	n/a	n/a	9.0	8.5
Future salary increase %	2.0	2.0	4.0	4.5	2.8	2.5	3.0	3.0	5.0	5.0
Future pension increases %	1.5	1.5	2.3	2.3	1.8	1.5	2.0	2.0	0.0	0.0
Expected average remaining working years of employees	14.8	14.7	13.0	13.0	13.4	13.1	14.0	14.0	15.5	15.5

Benefit Plan Reconciliation

	Defined Benefit Pension Plans		Other Post- Employment Benefits
	For the year ended December 31,
	2002	2003	2002	2003
	(€ in millions)		(€ in millions)
	(Restated)	(Restated)
Net liability as of January 1	469.2	523.9	245.0	231.7
Translation difference	34.1	27.3	(38.8)	(37.3)
Acquisition	—	1.3	—	—
Net expense recognized in the income statement	88.5	104.5	35.2	31.4
Contributions paid	(61.4)	(84.3)	(9.7)	(11.0)
Settlements	(6.5)	—	—	—

Net liability in the balance sheet	523.9	572.7	231.7	214.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Plan Summary by Country

	For the year ended December 31, 2003
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
		(Restated)
Present value of funded obligations	151.4	80.5	5.2	—	1,010.2	(15.1)	1,232.2
Present value of unfunded obligations	16.9	193.0	254.4	237.1	—	0.2	701.6
Fair value of plan assets	(139.6)	(61.7)	(2.8)	—	(475.6)	31.1	(648.6)
Unrecognized actuarial gains and losses	(36.3)	(10.9)	3.7	(12.7)	(441.7)	(1.8)	(497.7)

Net liability in the balance sheet	(5.6)	200.9	260.5	224.4	92.9	14.4	787.5

Represented by
Defined Benefit Pension Plans	(15.2)	200.9	260.5	224.4	(110.8)	12.9	572.7
Other Post-Employment Benefits	9.6	—	—	—	203.7	1.5	214.8

Net Liability in the Balance Sheet	(5.6)	200.9	260.5	224.4	92.9	14.4	787.5

Benefit Plan Summary by Country

	For the year ended December 31, 2002
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
		(Restated)
Present value of funded obligations	141.4	100.2	4.6	—	1,005.6	21.9	1,273.7
Present value of unfunded obligations	16.7	211.4	264.4	246.1	—	7.1	745.7
Fair value of plan assets	(113.7)	(89.0)	(2.6)	—	(520.1)	(21.0)	(746.4)
Unrecognized actuarial gains and losses	(40.0)	(35.8)	(2.9)	(24.4)	(413.9)	(0.4)	(517.4)

Net liability in the balance sheet	4.4	186.8	263.5	221.7	71.6	7.6	755.6

Represented by
Defined Benefit Pension Plans	(4.8)	186.8	263.5	221.7	(149.2)	5.9	523.9
Other Post-Employment Benefits	9.2	—	—	—	220.8	1.7	231.7

Net liability in the balance sheet	4.4	186.8	263.5	221.7	71.6	7.6	755.6

Note 20—Borrowings

In January 2003, Stora Enso signed a new €2.5 billion revolving credit facility agreement with a group of banks. The facility, which has a maturity of five years and a margin of 0.425 percent per annum over Euribor, is for general corporate purposes including the refinancing of existing syndicated facilities.

Loans from international credit institutions consist of borrowings with varying maturities, of which the latest bond matures in 2023. The interest rates for the borrowings are either fixed or floating interest rates and ranged from ranging from 1.0 percent to 9.99 percent in 2003 and 2002. The majority of Group loans are denominated in euros, the principal other currencies being Swedish krona and the U.S. dollar. As of December 31, 2003, the Group’s unused committed credit facilities totaled €2,500.0, compared to €1,625.1 million in 2002, of which €0 and €286.1 million, respectively, were classified as short-term.

In 2003, Stora Enso repurchased bonds with a nominal value of SEK 110 million (€12.1 million) at par and €22.1 million resulting in a loss of €0.7 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, Stora Enso repurchased bonds with a nominal value of SEK 797 million (€87.1 million), resulting in a loss in financial items of SEK 4.7 million (€0.5 million), $35 million (€37.0 million) at par and €88.0 million resulting in a loss of €2.2 million.

During 2001, Stora Enso repurchased bonds with a nominal value of SEK 924 million (€99.3 million) with a gain in financial items of SEK 10.7 million (€1.2 million), $3 million (€3.4 million) with a loss of $0.3 (€0.3) million and €3 million resulting in a loss of €0.1 million.

Net interest-bearing liabilities amounted to €3,919 million and €3,266.8 million as of December 31, 2003 and 2002, respectively. Net-interest bearing liabilities consisted mostly of long-term interest-bearing debt.

The Company is required to comply with certain covenants within the debt arrangements which include maintaining a minimum level of consolidated net worth and ensuring that certain indebtedness does not exceed thresholds based on the Company’s consolidated net assets. As of December 31, 2003, the Company was in compliance with its debt covenants.

The breakdown of net interest-bearing liabilities and operating capital by principal country/area is detailed below:

Country/Area Breakdown

	As of December 31,
	2002	2003	2002	2003
	Net interest- bearing Liabilities		Operating Capital
	(€ in millions)		(€ in millions)
Euro area	337.7	975.1	6,415.3	6,421.3
Sweden	1,018.2	1,183.7	2,773.8	3,630.4
United States	1,693.8	1,515.7	3,157.1	2,457.1
Canada	(35.4)	19.4	447.9	492.5
China	176.0	129.2	203.6	157.2
UK	(25.4)	(22.5)	24.9	18.9
Other	101.9	118.4	249.0	555.6

Total	3,266.8	3,919.0	13,271.6	13,733.0

Repayment Schedule of Long-term Debt

	As of December 31,
	2004	2005	2006	2007	2008	2009+	Total
	(€ in millions)
Bond loans	232.9	37.2	539.9	982.8	92.4	1,037.3	2,922.5
Loans from credit institutions	113.3	87.0	41.7	179.0	36.8	195.6	653.4
Financial lease liabilities	8.0	8.9	8.1	7.9	15.9	126.2	175.0
Other long-term liabilities	5.3	3.2	0.5	0.3	0.2	3.7	13.2

Total long-term debt	359.5	136.3	590.2	1170.0	145.3	1,362.8	3,764.1

Current liabilities: repayable within the next 12 months							359.5

Long-term liabilities: repayable after 12 months							3,404.6

Carrying values for the Group’s short-term liabilities are considered to approximate their fair value. The carrying values of long-term debt amounted to €3,404.6 million and €4 525.2 million and fair values to €3,626.1 million and €4,875.7 million, as of December 31, 2003 and 2002, respectively.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bonds Loans in Long-term Debt

Issue / Maturity Dates	Description Of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding As of December 31,		Carrying Value As of December 31,
					2002	2003	2002	2003
				Currency million			€ million
Fixed Rate
1991-2006	Series C Senior Notes 2006*	9.99		$50.4	44.5	37.3	42.5	29.6
1993-2004	Series B Senior Notes 2004*	7.11		$7.0	7.0	7.0	7.1	5.5
1993-2019	Series C Senior Notes 2019*	8.60		$50.0	50.0	50.0	47.6	39.6
1994-2004	Swedish Medium Term Note*	8.00	SEK	500.0	50.0	50.0	5.8	5.5
1996-2006	Swedish Medium Term Note*	7.90	SEK	470.0	470.0	470.0	73.0	61.3
1997-2004	Senior Notes Series A 2004	6.71		$81.0	81.0	81.0	79.5	63.9
1997-2004	Finnish Serial Bond 1/1997*	6.00	FIM	1,484.0	1,044.0	912.7	175.6	153.5
1997-2007	Senior Notes Series B 2007	6.82		$102.0	102.0	102.0	105.9	86.3
1997-2009	Senior Notes Series C 2009	6.90		$48.5	48.5	48.5	51.0	41.3
1997-2012	Senior Notes Series C 2012	7.00		$22.5	22.5	22.5	23.6	19.2
1997-2017	Senior Notes Series E 2017	7.14		$23.0	23.0	23.0	20.7	17.3
1997-2017	Euro Medium Term Note*	4.105	JPY	10,000.0	10,000.0	10,000.0	80.4	74.0
1998-2009	Swedish Medium Term Note*	4.00	SEK	264.4	250.0	250.0	28.8	28.8
1998-2009	Senior Notes Series F 2009	6.93		$30.0	30.0	30.0	31.3	25.4
1998-2018	Senior Notes Series G 2018	7.24		$65.0	65.0	65.0	57.4	47.9
1998-2023	Senior Notes Series H 2023	7.30		$65.0	65.0	65.0	56.5	47.1
1999-2006	Swedish Medium Term Note*	5.90	SEK	500.0	43.0	43.0	4.6	4.7
1999-2008	Swedish Fixed Real Rate*	4.00	SEK	105.3	100.0	100.0	9.5	9.7
2000-2006	Euro Medium Term Note*	6.25	SEK	2,000.0	2,000.0	2,000.0	228.3	231.1
2000-2007	Euro Bond 6.375 % Notes 2007*	6.375		€850.0	850.0	850.0	842.2	846.0
2000-2007	Euro Medium Term Note*	6.90	SEK	200.0	200.0	200.0	21.8	22.0
2001-2006	Euro Medium Term Note*	6.25	SEK	2,000.0	2,000.0	2,000.0	231.0	230.8
2001-2011	Global 7.375 % Notes 2011*	7.375		$750.0	750.0	750.0	817.2	690.0
Loans matured and extinguished in 2003							218.0	—

Total fixed rate bond loans							3,259.3	2,780.5

Floating Rate
1997-2007	Euro Medium Term Note*	Libor+0.35	FIM	110.0	110.0		18.5	18.5
1998-2008	Euro Medium Term Note*	Libor+0.35		$30.0	30.0		28.6	23.8
1998-2008	Euro Medium Term Note*	Libor+0.33		$40.0	40.0		38.1	31.7
1999-2005	Swedish Medium Term Note*	Stibor+0.58	SEK	300.0	300.0		32.7	33.0
2000-2007	Swedish Medium Term Note*	Euribor+0.75		€10.0	10.0		10.0	10.0
2000-2010	Euro Medium Term Note*	Euribor+0.8		€25.0	25.0		25.0	25.0
Loans matured and extinguished in 2003							12.0	—

Total floating rate bond loans							164.9	142.0

Total bond loans							3,424.2	2,922.5

* Parent company liabilities

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term Borrowings

	As of December 31,
	2002	2003
	(€ in millions)
Short-term loans	272.5	929.1
Derivative financial instruments (note 22)	71.4	(19.1)
U.S. finance lease terminal liability (see below and note 8)	—	500.1

	343.9	1,410.1

The receivable for financial derivatives is shown by deduction as it offsets long-term debt. The finance lease liability consists of €446.2 million of principal and the provision of €53.9 million for termination costs.

The Group’s short-term loans as of December 31, 2003 were principally denominated in euros (30.0 percent), Chinese renminbi (7.2 percent) and SEK (53.3 percent), with maturities between two days and ten months. Short-term loans also include commercial paper with applicable weighted average interest rates of 2.2 percent and 3.4 percent as of December 31, 2003 and 2002, respectively.

Finance Lease Liabilities

As of December 31, 2002, Stora Enso had a number of finance leasing agreements for machinery and equipment for which the acquisition cost of €614.4 million was included in machinery and equipment for which the accumulated depreciation amounted to €53.9 million. The aggregate leasing payments in 2002 amounted to €76.6 million, the interest element being €34.3 million.

The principal lease liability in 2002 consisted of a portfolio of finance leases entered into in 1996 with a group of UK banks to finance paper machine no. 16 at Wisconsin Rapids pulp mill and paper machine no. 26 at Biron mill in the United States. However, as of December 31, 2003, Stora Enso North America Inc. was in the process of terminating these leases as a consequence of changes in the interpretation of UK leasing tax rules (see note 7). All amounts due under these leases have been reclassified from finance lease liabilities to current interest-bearing liabilities. The transaction is scheduled to be completed in early 2004, when the UK banks will formerly offset the restricted cash balance of €443.6, shown in note 17, against the principal of the debt, with the Group paying over an amount for the additional costs as final settlement.

In 2003, a new leasing commitment of €21.5 million relating to buildings was incurred by the Danish merchant subsidiary of the Company. As of December 31, 2003, the remaining capitalized values relating to finance leasing agreements for buildings, machinery and equipment amounted to €142.3 million, the depreciation for the year being €35.7 million (see note 11).

The aggregate leasing payments in 2002 amounted to €35.1 million, the interest charge on the outstanding principal element being €30.2 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance Lease Liabilities

	As of December 31,
	2002	2003
	(€ in millions)
Minimum lease payments
Less than 1 year	78.1	19.3
1–2 years	78.9	21.7
2–3 years	75.7	17.8
3–4 years	48.4	17.8
4–5 years	49.9	17.8
Over 5 years	841.2	222.6

	1,172.2	317.0
Future finance charges	(500.0)	(142.0)

Present value of finance lease liabilities	672.2	175.0

Present Value of finance Lease Liabilities
Less than 1 year	74.9	18.5
1–2 years	67.1	20.2
2–3 years	59.4	14.9
3–4 years	35.0	13.7
4–5 years	33.5	12.6
Over 5 years	402.3	95.1

	672.1	175.0

Annual repayments of principal are shown above in the repayment schedule of long-term debt.

Note 21—Other Current Liabilities and Other Provisions

Other Current Liabilities

	As of December 31,
	2002	2003
	(€ in millions)
Advances received	5.2	21.0
Trade payables	824.1	770.6
Other current liabilities	234.1	196.6
Accrued liabilities and deferred income	484.5	519.6
Current portion of provisions	—	30.5

Total	1,547.9	1,538.3

Accrued liabilities and deferred income consist mainly of personnel costs, customer discounts, and other accruals.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Provisions

	Environmental	Reorganization	Other Obligatory	Total
	(€ in millions)
Carrying value as of January 1, 2002	57.5	21.7	74.4	153.6
Translation difference	0.6	0.1	0.4	1.1
Charge in income statement
New provisions	2.0	33.9	50.9	86.8
Increase in existing provisions	6.7	0.8	3.3	10.8
Reversal of existing provisions	(0.7)	—	—	(0.7)
Payments	(11.6)	(31.8)	(13.7)	(57.1)

Carrying value as of December 31, 2002	54.5	24.7	115.3	194.5
Translation difference	(0.1)	0.1	0.1	0.1
Reclassification	—	—	(76.2)	(76.2)
Charge in income statement
New provisions	—	53.2	1.6	54.8
Increase in existing provisions	1.8	—	2.0	3.8
Reversal of existing provisions	(4.6)	—	(4.6)	(9.2)
Payments	(4.4)	(29.4)	(6.4)	(40.2)

Carrying value as of December 31, 2003	47.2	48.6	31.8	127.6

Current liabilities: payable within 12 months	4.8	25.7	—	30.5
Non-current liabilities: payable after 12 months	42.4	22.9	31.8	97.1

	47.2	48.6	31.8	127.6

Reorganization Provisions

Stora Enso North America Fixed-Cost Reduction Program

In 2003, Stora Enso North America announced the extension of its profit enhancement program of August 2002. The new program includes a reduction in Stora Enso North America’s total workforce of approximately 12 percent or 700 employees, by mid-2005. At the end of 2003, Stora Enso employed 5,669 people in North America, but after the program has been fully implemented, numbers will be approximately 5,000, compared to 7,300 at the time of the acquisition of Consolidated Papers in 2000. A restructuring charge of €24.6 million ($27.4 million) was recorded in 2003. As of December 31, 2003, the remaining provision amounted to €15.1 million.

Corbehem Mill Restructuring Program

Stora Enso launched a restructuring program at Corbehem mill in France in 2003 to secure the site’s long-term competitiveness in continuing depressed market conditions. The program includes a major reorganization of the whole mill, including a decrease of some 160 permanent positions by 2006, a variable-cost reduction plan and investments in paper machine no. 5. A provision of €15.3 million was made as of September 30, 2003, of which €14.2 million related to redundancy payments and €1.1 million to other costs; €6.9 million was outstanding as of December 31, 2003.

Nymölla Mill, Sweden

The restructuring provision of €2.0 million as of December 31, 2002 related to the closing down of a coating machine in early 2002 and related to the termination of 70 employees. This provision has subsequently been affected by a further reorganization whereby additional restructuring provision has been recorded for termination of approximately 90 employees. As of December 31, 2003, the provision amounted to €6.2 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Port Hawkesbury Mill, Nova Scotia, Canada

A provision of €4.9 million as of December 31, 2003 was recorded in late 2003 for severance and related benefits related to workforce downsizing of approximately 135 employees.

Papyrus GB Ltd

In May 2002, Stora Enso closed down its United Kingdom merchant operations, Papyrus GB Ltd, as it had not proved possible to reach a satisfactory level of profitability in recent years despite extensive rationalization. A restructuring charge of €25.1 million was recorded in 2002 for the exit costs, of which €9.5 million related to termination of employees staff and €15.6 million to lease terminations and asset write-downs. As of December 31, 2003, the remaining provision, which mainly related to pension liabilities, amounted to €4.8 million, compared to €5.9 million as of December 31, 2002.

Summa Paper Mill, Finland

As part of its asset improvement plan, the Group closed down paper machine no. 1 at Summa mill in Finland, charging restructuring costs of €8.8 million in 2002, of which €3.4 million related to termination of employees and €5.4 million to site clean-up and restoration costs and inventory write-downs. As of December 31, 2003, the remaining provision amounted to €2.8 million.

Environmental Remediation

The provision for environmental remediation amounted to €47.2 million as of December 31, 2003, compared to €54.5 million as of December 31, 2002, and largely related to the removal of mercury and other contaminants from sites in Sweden and Finland:

•	Following an agreement between Stora Enso and the City of Falun, the Group is obliged to clean up pollution to the area caused by the original Kopparburg mine. The provision amounted to €12.9 million in 2003, compared to €12.8 million in 2002.

•	A provision of €10.4 million as of December 31, 2003, related to costs for removing mercury from the harbor basin at Skutskär. The provision amounted to €11.4 million as of December 31, 2002.

•	The site of Skoghall mill contains ground pollutants that must be eliminated. The provision related to these costs amounted to €10.9 million in 2003, compared to €11.5 million in 2002.

•	There are further five cases in Finland where the total provision amounted to €9.1 in 2003, compared to €10.4 million in 2002; the largest relates to pollution in the vicinity of Patenniemi sawmill amounting to €5.1 million in 2003 and €3.4 million in 2002.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22—Financial Instruments

Shareholders’ Equity—Other Comprehensive Income (“OCI”)

Other comprehensive income comprises hedging reserve and a reserve for available-for-sale investments. The following table presents changes in these reserves for the year ended December 31, 2003:

OCI Reserves

	Hedging Reserve			Available- for-Sale Reserve	Total OCI Reserves
	Forward Contracts	Commodity Hedges	Total
	(€ in millions)
OCI as of January 1, 2003
Gains and losses from changes in fair value	51.7	253.8	305.5	24.0	329,5
Deferred taxes	(15.0)	(73.5)	(88.5)	(7.6)	(96.1)

	36.7	180.3	217.0	16.4	233.4

Net change in OCI in 2003
Gains and losses from changes in fair value	(40.1)	(182.3)	(222.4)	56.5	(165.9)
Deferred taxes	11.2	52.4	63.6	(16.5)	47.1

	(28.9)	(129.9)	(158.8)	40.0	(118.8)

OCI as of December 31, 2003
Gains and losses from changes in fair value	11.6	71.5	83.1	80.5	163.6
Deferred taxes	(3.8)	(21.1)	(24.9)	(24.1)	(49.0)

	7.8	50.4	58.2	56.4	114.6

The gain on derivative financial instruments designated as cash flow hedges that was realized from OCI through the Income Statement amounted to €225.4 million in 2003 (€70.1 million in 2002).

The hedging reserve as of December 31, 2003, includes a deferred loss on an interest rate swap amounting of €19.0 million for Stora Enso’s wholly-owned subsidiary Bergvik Skog AB. This amount relates to a fair value loss on the effective hedge of Bergvik Skog AB’s forecasted debt issue denominated in Swedish Krona, which is estimated to take place in early 2004.

The estimated net amount of unrealized gains and losses expected to be reclassified into earnings within the next twelve months amounted to €72.0 million as of December 31, 2003, compared to €256.3 million in 2002, of which €30.6 million and €51.7 million, respectively, related to currency hedges and €41.4 million and €204.6 million, respectively, to commodity hedges.

Hedging of Net Investment in Foreign Entities

Group policy for translation risk exposure is to minimize this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on effective hedges of net investments are recorded against the cumulative translation adjustment. The net amount of gains recorded through the cumulative translation account for the year ended December 31, 2003 amounted to €106.2 million, compared to €306.1 million in 2002.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging of Net Investment in Foreign Entities

	As of December 31,
	2002	2003	2002	2003	2002	2003
	Nominal amount		Nominal amount		Unrealized Gain/Loss
	(currency in millions)(1)		(€ in millions)
Forward Exchange Contracts
Canada	852.0	750.0	514.8	462.0	29.4	27.9
Sweden	3,005.0	4,345.0	328.3	478.5	1.2	4.1
United Kingdom	28.0	28.0	43.0	39.7	0.3	0.3
United States	—	—	—	—	—	—

	—	—	886.1	980.2	30.9	32.3
Borrowings
United States	1,023.0	830.0	975.5	657.2	128.4	240.0

Total Hedging			1,861.6	1,637.4	159.3	272.3

(1)	The currencies are: Canadian dollar in case of Canada, Swedish krona in case of Sweden, British pound sterling in case of the United Kingdom, and U.S. dollar in case of the United States.

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the balance sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis:

•	Currency option contract values are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year-end market rates and thus they approximate fair values.

•	The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.

•	Swaption contract fair values are calculated using year-end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	Cross currency swaps are fair valued using discounted cash flow analysis and year-end foreign exchange rates.

•	The fair values of interest rate futures have been calculated by using either a discounted cash flow analysis or quoted market prices on future exchanges.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges.

•	The fair values of commodity options are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The fair values of total return (equity) swaps are calculated using year-end equity prices as well as year-end interest rates.

•	The Group had no outstanding embedded derivatives as of either December 31, 2002 or 2003.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedge Gains and Losses in the Income Statement

	For the year ended December 31,
	2002	2003
	(in millions)
Net gains (losses) on qualifying hedges, incl. fair value changes in hedged items	1.8	(9.8)
Net gains (losses) on non-qualifying hedges	26.3	(11.2)
Net gains (losses) on total return swaps	(78.5)	20.8

Net fair value losses in net financial items	(50.4)	(0.2)

Hedge Ineffectiveness in Net Financial Items

	For the year ended December 31,
	2002	2003
	(in millions)
Forward exchange contracts	41.8	13.7
Commodity contracts	(1.1)	2.6

Total hedging ineffectiveness	40.7	16.3

Fair Values of Derivative Financial Instruments

	As of December 31,
	2002		2003
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	(€ in millions)
Interest rate swaps	202.8	129.5	(22.7)	106.8
Interest rate options	—	0.5	0.0	0.5
Cross currency swaps	(21.6)	2.4	(13.4)	(11.0)
Forward contracts	180.3	179.2	(6.4)	172.8
Currency options	—	1.3	(0.6)	0.7
Commodity contracts	252.4	72.1	(0.6)	71.5
Total return swaps	(55.5)	9.3	(45.3)	(36.0)

Total	558.4	394.3	(89.0)	305.3

Positive and negative fair values of financial instruments are included under interest-bearing receivables, liabilities and long-term debt.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nominal Values of Derivative Financial Instruments

	As of December 31,
	2002	2003
	(€ in millions)
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	109.3	113.7
Maturity 2–5 years	922.8	1,080.4
Maturity 6–10 years	1,088.1	1,439.2

	2,120.2	2,633.3
Interest rate options	—	23.8

Total	2,120.2	2,657.1

Foreign Exchange Derivatives
Cross-currency swap agreements	216.5	129.5
Forward contracts	3,902.4	3,112.5
Currency options	—	208.1

Total	4,118.9	3,450.1

Commodity Derivatives
Commodity swaps	538.6	477.0

Total Return Swaps	216.5	308.4

Note 23—Commitments and Contingencies

Commitments

	As of December 31,
	2002	2003
	(€ in millions)
On Own Behalf
Pledges given (1)	0.8	3.8
Mortgages	111.4	103.5
On Behalf of Associated Companies
Mortgages	1.0	0.8
Guarantees	59.3	48.4
On Behalf of Others
Pledges given	0.3	2.2
Mortgages	—	10.9
Guarantees	16.8	13.1
Other Commitments, own
Operating leases, in next 12 months	41.5	34.3
Operating leases, after next 12 months	237.2	171.2
Pension liabilities	2.7	3.0
Other contingencies	71.5	95.9

Total	542.5	487.1

Pledges given	1.1	6.0
Mortgages	112.4	115.2
Guarantees	76.1	61.5
Operating leases	278.7	205.5
Pension liabilities	2.7	3.0
Other contingencies	71.5	95.9

Total	542.5	487.1

(1)	Pledged assets consist of marketable securities, inventories and fixed assets.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other contingencies includes a contingent liability pursuant to the indemnification provision of the sale and purchase agreement dated February 9, 1994 between the former Stora Kopparberg Bergslags AB, as the seller, and Wahid Vermögensverwaltungs GmbH, as the purchaser, relating to the divestment of the Tarkett Inc. The sale and purchase agreement included certain indemnification clauses relating to exposure to hazardous substances, environmental claims, taxation, pending litigation, business sales and reorganization. Management believes that all claims in relation to taxation, pending litigation, business sales and reorganization clauses have been settled and no further actions are expected. The seller’s maximum aggregate liability under the hazardous substance indemnification is limited to $62.5 million (€50.1 million). The seller’s maximum aggregate liability in relation to the on-site environmental indemnification is limited to SEK 328 million (€36.1 million). The seller’s liability for indemnity damages for off-site environmental liabilities is without limitation. Stora Enso has already settled and is a party to a number of proceedings relating to off-site liabilities. The Group does not expect any more claims and is of the opinion that the aggregate liability for these claims will not exceed €1.0 million, however this amount is subject to uncertainty. The limitations period with respect too claims expires in 2024.

Stora Enso Reisholz GmbH & Co. KG, Germany has given a guarantee to the energy supplier of its Reisholz mill that, should Stora Enso Reisholz GmbH & Co. KG close the mill, it will compensate the energy supplier €1 million per annum until 2011.

Stora Purchasing and Transport AB, Sweden (“SPTAB”) has a time charter party with Wagenborg Scheepvaart B.V., the Netherlands (“WSBV”) concerning three vessels. WSBV has, in turn, chartered the three vessels from limited partnerships (“owners”) located in Denmark. At the expiry of the three charter parties in 2015, Stora Enso Oyj has guaranteed to pay the owners an amount equal to the difference between the stipulated loss value and the net sale price obtained by the owners, however, always limited to 6/21 of the original facility amount. The maximum exposure of SPTAB under this guarantee amounted to €32,8 million as of December 31, 2003.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others. The guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-balance sheet credit risk representing the accounting loss that would be recognized at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are not paid in full and are irrecoverable from other parties.

Stora Enso has guaranteed the liabilities of many of its subsidiaries up to a maximum of €966.3 million and €732.9 million as of December 31, 2003 and 2002, respectively.

Stora Enso Oyj guaranteed the pension liabilities of its Swedish subsidiaries at the time of the 1998 merger. As of December 31, 2003, this guarantee amounted to €252.8 million, compared to €278.2 million as of December 31, 2002. The maturity dates cannot be determined with certainty.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group leases office and warehouse space under various non-cancelable long-term operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancelable operating leasing contracts are:

Repayment Schedule of Operating Lease Commitments

Amounts
(€ in millions)
2003	34.3
2004	26.0
2005	21.2
2006	17.8
2007	16.9
2008-	89.3

Total	205.5

Contingent Liabilities

Stora Enso is party to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of commercial law. The Group is also involved in administrative proceedings relating primarily to competition law. The Directors do not consider that liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Group’s results of operations or financial condition.

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; €2.4 million was recorded as a provision as of December 31, 2003.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24—Principal Subsidiaries as of December 31, 2003

The following is a list of the Company’s 50 principal operating subsidiaries, ranked by external sales. These subsidiaries, together with the parent company, account for 95 percent of Group external sales in 2003. Each subsidiary has been incorporated in the country in which each subsidiary principally operates. The Group’s effective interest in the subsidiaries is 100 percent, except where otherwise indicated, and such ownership interest is, in each case, held by another subsidiary, except for those subsidiaries marked with “+”, which are held directly by the parent company. The subsidiaries operating outside the euro area are indicated by “*”.

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Products	Timber Products	Forest Operations	Other
Stora Enso Oyj	Finland	18.23	X	X		X		X	X
Stora Enso North America Corp+*	United States	11.43	X	X		X			X
Stora Enso Publication Papers Oy Ltd+	Finland	5.33	X
Stora Enso Skoghall AB*	Sweden	3.92				X
Stora Enso Maxau GmbH & Co KG	Germany	3.37	X
Stora Enso Kabel GmbH & Co KG	Germany	2.95	X
Stora Enso Hylte AB*	Sweden	2.86	X
Stora Enso Kvarnsveden AB*	Sweden	2.67	X
Stora Enso Fors AB*	Sweden	2.47				X
Stora Enso Corbehem SA	France	2.4	X
Stora Enso Port Hawkesbury Ltd*	Canada	2.36	X
Stora Enso Nymölla AB*	Sweden	2.21		X
Stora Enso Timber Oy ltd+	Finland	2.18					X
Stora Enso Timber AG	Austria	1.93					X
Stora Enso Skog AB*	Sweden	1.66						X
Stora Enso Pulp AB*	Sweden	1.51	X	X
Papyrus Sweden AB*	Sweden	1.49			X
Puumerkki Oy	Finland	1.48					X
Stora Enso Uetersen GmbH & Co KG	Germany	1.45		X
Berghuizer Papierfabriek NV+	Netherlands	1.35		X
Stora Enso Sachsen GmbH	Germany	1.24	X
Stora Enso Baienfurt GmbH & Co KG	Germany	1.22				X
Stora Enso Grycksbo AB	Sweden	1.17		X
Stora Enso Barcelona S.A.	Spain	1.10				X
Stora Enso Ingerios Oy+.	Finland	1.09				X
Stora Enso Timber AB*	Sweden	1.07					X
Stora Enso Langerbrugge NV+	Belgium	1.05	X
Stora Enso Reisholz Gmbh & Co KG	Germany	0.94	X
Enocell Oy (98.4%)+	Finland	0.90				X
Sydved AB (66.7%)	Sweden	0.90						X
Laminatign Papers Oy+	Finland	0.89				X
De Ruysscher Papyrus SA	France	0.88			X
Stora Enso Suzhou Paper Co Ltd (80.9%)*	China	0.86		X
Papyrus A/S (2)	Denmark	0.83			X
Stora Enso Packaging Oy+	Finland	0.77				X
Stora Enso Packaging AB*	Sweden	0.77				X
Stora Enso Timber AS (66€) (1&2)	Estonia	0.75					X
Papyrus SA	Belgium	0.60			X
Stora Enso Timber US Corp*	United States	0.58					X
Stora EnsoTimber Bad St Leonard GmbH	Austria	0.49					X
Stora EnsoTimber Zdirect sro*	Czech	0.48					X
Celulose Beira Industrial SA	Portugal	0.41		X
Corense United Oy Ltd (71.0%)+	Finland	0.40				X
ZAO Stora Enso Packaging (93.5%)*	Russia	0.35				X
Papyrus Norge A/S*	Norway	0.33			X
Stora Enso Pankakoski Oy Ltd	Finland	0.32				X
Sydved Energileveranser AB (66.7%)	Sweden	0.32						X
Stora Enso North America Sales Corp*	United States	0.30							X
Stora Enso Lumber Trading Gmbh	Austria	0.30					X
Stora Enso Bois SA	France	0.30					X
Kemijärven Sellu Oy	Finland	0.30	X

(1)	Stora Enso Timber AS is the former AS Sylvester and was acquired on February 28, 2003.
(2)	In this table, Denmark and Estonia are considered to be Euro area countries, as their currencies are fixed to the Euro.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 25—Employee and Equity Compensation Benefits

The majority of production employees are members of labor unions with which either the Group or the forest industry customarily negotiate collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as on attaining key business targets and the benefits are given either in the form of bonus payments or the granting of options/synthetic options.

Bonus Programs

Division and Business Unit management have annual bonus programs based on the corporate target return on capital employed of 13 percent and on the results of their respective areas of responsibility, together with the achievement of separately defined key personal targets; the bonus amounts to between ten and 40 percent of salary depending on the person’s position in the Company. The other employees participate in another bonus plan in which the payment is calculated as a percentage of annual salary up to a maximum of seven percent. All bonuses are discretionary and are triggered only when results exceed a predetermined minimum level. The Group has decided to continue its performance-based programs and has expanded these to cover 75 percent to 80 percent of employees globally where allowed by local practice and regulations.

Option/Synthetic Option Programs

Option Program	Type	Year of Issue	Number of Staff	Strike Price	Number of Options Granted	Number of Options Outstanding	Exercise Period
2003	Synthetic	2003	1,000	€10.00	6,064,150	6,064,150	Feb 8, 2006- Feb 7, 2010
2002	Synthetic	2002	1,000	€16.50	5,902,000	5,812,000	Feb 8, 2005- Feb 7, 2009
2001	Synthetic	2001	500	€11.70	4,215,000	4,100,000	Apr 1, 2004- Mar 31, 2008
2000	Synthetic	2000	200	€12.25	2,800,000	2,602,500	Apr 1, 2003- Mar 31, 2007
1999	Synthetic	1999	200	€11.75	2,750,000	2,532,750	Jul 15, 2002- Jul 15, 2006
1997	Warrants	1997	15	FIM 45.57 (€7.66)	3,000,000	567,000	Dec 1, 1998- Mar 31, 2004
North America	Stock options	2000	839	$6.9687 (€5.51)	5,680,000	1,899,692	Sep 11, 2000- Feb 4, 2010

Option Programs for Management (1999 to 2003)

In 1999, the board of directors announced an annual share option program for some 200 key employees as part of an integrated top management compensation structure intended to provide a program contributing to the long-term commitment of managerial and specialist personnel; this program has since been extended into subsequent years and now covers approximately 1,000 employees. The programs consist of financially hedged options and synthetic options, which avoid diluting the number of shares in issue, with strike prices set at levels representing then-current market prices plus ten percent premiums. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares, though not new shares. Options are not transferable and expire if the employee leaves the Group.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The strike price for the 2003 Program has been set at €10.00, based on the average price for R shares from January 31, 2003 to February 7, 2003, plus a ten percent premium. The strike price for the 2002 Program has been set at €16.50 based on the average price for R shares from January 31 to February 7, 2002, plus a ten percent premium. The strike price for the 2001 Program has been set at €11.70 based on the average price for R shares from February 8 to 14, 2001, plus a ten percent premium. The strike price for the 2000 Program is €12.25 based on the average share price for the period of three days before and after the annual general meeting on March 21, 2000, plus a ten percent premium. The earliest exercise date was April 1, 2003. The strike price for the 1999 Program is €11.75, based on the average share price from May to July 1999, plus a ten percent premium; the earliest exercise date was July 15, 2002. As of December 31, 2003, no options from the 1999 and 2000 programs had been exercised.

Stora Enso North America Option Program

On August 18, 2000, the board of directors decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso programs entitling holders to purchase a maximum 5,680,000 R shares, in the form of ADRs, at a weighted average strike price of $6,9687. The exercise period of is from September 11, 2000 to February 4, 2010, depending on the grant date.

On October 16, 2001, the board of directors decided to amend the Stora Enso North America Program to simplify administration and speed up delivery of shares to option holders. Thus, since November 1, 2001, no new R shares will be issued under the terms of the Program, but instead, repurchased R shares have been reserved for distribution. A total of 2,001,733 new R shares were issued before the terms were amended, thereby increasing the share capital by €3.4 million. During 2003, 570,292 options were exercised, compared to 746,007 in 2002, of which 522,540 and 697,033, respectively, resulted in cash compensation and 47,752 and 48,974, respectively, in the allocation of repurchased R shares. As of December 31, 2003, 1,899,692 options were still outstanding, compared to 2,469,984 as of December 31, 2002.

Option Program for Management (1997)

On April 7, 1997, the Company issued 1,000 warrants with a maximum value of €168,187 (FIM 1 million) to 15 members of senior management. Each bond accrues annual interest of 4.0 percent, has a maturity of five years and carries one warrant entitling the holder to subscribe for 3,000 new R shares at a subscription price of €7.66 (FIM 45.57). The exercise period runs from December 1, 1998 to March 31, 2004 and the bond entitles the holder to receive a dividend for the year in which the warrants are exercised. By January 15, 2004, 2,433,000 new R shares had been issued against the warrants, representing 0.1 percent of the share capital, and if the Program is fully subscribed, the further issue of 567,000 new shares will raise share capital by another €1.0 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Director and Management Group Interests as of December 31, 2003

Board of Directors

	Series A Shares Held	Series R Shares Held	Options & Warrants	Committee Memberships (1) Chairman
Claes Dahlbäck, Chairman	2,541	19,529	—	Compensation, Nomination(1)
Krister Ahlström, Vice Chairman	1,500	—	—	Compensation, Nomination
Harald Einsmann (ADRs)	—	4,800	—	Compensation, Nominations
Björn Hägglund, Deputy CEO	—	—	—	—
Jukka Härmälä, CEO	—	—	—	—
Barbara Kux	—	—	—	—
George W. Mead (ADRs)	—	2,685,492	—	Financial & Audit
Ilkka Niemi	—	—	—	Financial & Audit
Paavo Pitkänen	3,800	—	—	Financial & Audit
Jan Sjöqvist	508	1,943	—	Financial & Audit(1)
Marcus Wallenberg	3,049	6,019	—	Financial & Audit

Total board of directors	11,398	2,717,783	—

In 2003, the board of directors established a nomination committee for Stora Enso Oyj, with the main task of giving guidance on the composition of the board of directors, remuneration thereof and preparing proposals on the composition of the other committees of the board of directors. The nomination committee comprises three or four non-executive directors nominated annually by the board of directors.

Executive Management Group

	Series A Shares Held	Series R Shares Held	Series R Shares Granted by Warrants	Options / Syn. Options 1999/2002	Options / Synthetic Options 2003	Committee Memberships (1) Chairman
Jukka Härmälä, CEO	—	6,500	102,000	442,500	110,000	—
Björn Hägglund, Deputy CEO	7,877	14,618	—	363,750	90,000	R&D, Environmental
Lars Bengtsson	—	—	—	166,900	45,000	R&D
Jussi Huttunen	—	—	—	91,800	45,000	R&D
Kai Korhonen	—	—	—	181,900	45,000	R&D
Pekka Laaksonen	10,000	—	—	181,900	45,000	—
Esko Mäkeläinen	1,900	4,669	180,000	181,900	45,000	—
Arno Pelkonen	—	—	—	151,900	45,000	—
Bernd Rettig	—	—	—	181,900	45,000	R&D
Yngve Stade	—	725	—	181,900	45,000	R&D, Investment,

						Environmental
Total executive management group	19,777	26,512	282,000	2,126,350	560,000

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management Group

Consisting of the Executive Management Group and:	Series A Shares Held	Series R Shares Held	Series R Shares Granted by Warrants	Options / Syn. Options 1999/2001	Options / Synthetic Options 2002	Committee Memberships
Christer Ågren	—	3,000	—	122,900	30,000	—
John F Bergin (ADRs)	—	72,247	66,124	27,500	22,500	—
Magnus Diesen	1,000	—	15,000	107,900	30,000	R&D, Investment, Environmental
Nils Grafström	2,000	—	—	45,000	30,000	—
Walter Haberland	—	—	—	60,400	22,500	—
Peter Kickinger	—	—	—	54,100	15,000	Investment
Jyrki Kurkinen	—	32,568	60,000	100,400	22,500	Disclosure
Mats Norlander	—	—	—	48,400	12,500
Markku Pentikäinen	—	—	—	53,800	16,500
Eberhard Potempa	—	—	—	73,500	22,500	—
Niilo Pöyhönen	—	—	—	58,400	22,500	R&D
Keith B Russell	—	7,000	—	45,000	45,000	—
Elisabet Salander Björklund	—	—	—	44,800	12,500
Kari Vainio	—	3,800	45,000	122,900	30,000	Sustainability
Petri Wager	—	—	—	66,100	22,500	—

Total management group	3,000	118,615	186,124	1,031,100	356,500

Total	34,175	2,862,910	468,124	3,157,450	916,500

Details of officers who retired during the year are not given.

Note 26—Earnings (Loss) per Share

	For the year ended December 31,
	2001	2002	2003
Net profit (loss) for the period, € million	917.9	(240.7)	137.9

Weighted average number of Series A and R shares	901,505,846	889,606,185	851,127,954
Effect of warrants	790,990	349,362	198,214

Diluted number of shares	902,296,836	889,955,547	851,326,168

Basic earnings (loss) per Share, €	1.02	(0.27)	0.16

Diluted earnings (loss) per Share, €	1.02	(0.27)	0.16

Note 27—Subsequent Events

In March 2004, Stora Enso finalized the restructuring of its Swedish forest ownership. As part of the restructuring, Stora Enso transferred 1.9 million hectares (approximately 4.7 million acres) of its Swedish forest land and related operations to a recently formed company Bergvik Skog AB. Stora Enso’s partner in this transaction, Korsnäs, a Swedish forest industry company controlled by the Kinnevik Group, also transferred 0.4 million hectares (approximately 1 million acres) of its forest land to Bergvik Skog AB.

Stora Enso and Korsnäs have retained a minority shareholding of 43.3 percent and five percent, respectively, in Bergvik Skog AB and the rest of the shares have been placed with institutional investors. Bergvik Skog AB has also been financed with a syndicated bank loan of €1.2 billion.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the sale, Stora Enso will record a capital gain of €113 million in its operating profit in the first quarter of 2004. Bergvik Skog AB will be shown as an associated company on Stora Enso’s balance sheet.

Note 28—Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States

The Group’s consolidated financial statements are prepared in accordance with IFRS, which differ in a number of respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

Reconciliation of net profit (loss) and shareholders’ equity

The following is a summary of the significant adjustments to net profit (loss) and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP. The most significant adjustments relate to the accounting for business combinations. As further detailed below, the business combination of STORA and Enso is accounted for as a uniting of interests under IFRS but is accounted for using the purchase method under U.S. GAAP. This difference affects the valuation of a number of financial statement accounts at the date of the combination. For presentation purposes in the reconciliation, which follow, the “Reverse acquisition” item includes solely the impact of valuation differences that arose using the purchase method under U.S. GAAP. The other reconciling items reflect the pre-and post-combination differences between IFRS and U.S. GAAP.

Reconciliation of net profit (loss)

	For the year ended December 31,
	2001	2002	2003	2003
	€	€	€	$
	(in millions)
Reconciliation of net profit (loss)
Net profit (loss) in accordance with IFRS (restated)	917.9	(240.7)	137.9	173.7
U.S. GAAP adjustments:
a) Employee benefit plans (restated)	2.3	(11.0)	(0.8)	(1.0)
b) Reverse acquisition	(53.3)	(204.5)	(59.7)	(75.2)
c) Acquisition of Consolidated Papers Inc.	(14.6)	(153.1)	7.8	9.8
d) Provision for future reforestation costs	1.8	(1.5)	0.8	1.0
e) Derivative financial instruments	19.8	140.2	133.8	168.5
f) Impairment of goodwill	(10.1)	—	(47.1)	(59.3)
g) Impairment of fixed assets	—	71.8	(4.9)	(6.2)
h) Stock based compensation	(9.2)	9.2	(1.2)	(1.5)
i) Synthetic option hedge	24.2	—	—	—
j) Pension surplus refund	11.9	10.9	2.4	3.0
k) Amortization of goodwill	3.2	148.8	116.1	146.3
l) Restructuring costs	—	—	20.7	26.1

m) Biological assets	—	—	(24.1)	(30.4)

n) Share of results in associated companies	—	—	(10.2)	(12.8)

Deferred tax effect of U.S. GAAP adjustments (restated)	(18.5)	(73.6)	(37.1)	(46.7)

Net income (loss) in accordance with U.S. GAAP	875.4	(303.5)	234.4	295.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31,
	2001	2002	2003	2003
	€	€	€	$
	(in millions, except for per share amounts)
Presentation of net income (loss) and earnings (loss) per share under U.S. GAAP:
Net income (loss):
Income (loss) from continuing operations	874.8	(301.6)	234.4	295.3
Extraordinary items, net of tax expense of €0.2 million and tax benefit of €0.8 million in 2001 and 2002, respectively	0.6	(1.9)	—	—

Net income (loss) in accordance with U.S. GAAP	875.4	(303.5)	234.4	295.3

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share
Continuing operations	0.97	(0.34)	0.28	0.35
Extraordinary items	—	—	—	—

Total basic earnings (loss) per share	0.97	(0.34)	0.28	0.35

Diluted earnings (loss) per share
Continuing operations	0.97	(0.34)	0.28	0.35
Extraordinary items	—	—	—	—

Total diluted earnings (loss) per share	0.97	(0.34)	0.28	0.35

Weighted average number of shares outstanding under U.S. GAAP:
Basic	901,505,846	889,606,185	851,127,954
Diluted	902,296,836	889,955,547	851,326,168

Consolidated Statement of Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income using amounts determined in accordance with IFRS.

Components of comprehensive income consist of the following:

	For the year ended December 31,
	2001	2002	2003	2003
	€	€	€	$
	(in millions)
Comprehensive income
Net income (loss) in accordance with IFRS (restated)	917.9	(240.7)	137.9	173.7
Other comprehensive income
Foreign currency translation adjustment, net of tax expense of €9.7 million in 2001, €125.0 million in 2002 and €43.4 million in 2003	19.5	(94.3)	(52.7)	(66.4)
Available-for-sale investments, net of tax benefit of €7.4 million in 2001 and €10.2 million in 2002 and expense of €16.5 million in 2003	(21.2)	(24.3)	40.0	50.4
Cash flow hedging, net of tax expense of €1.4 million in 2001 and €81.1 million in 2002 and benefit of €63.6 million in 2003	4.1	199.1	(158.8)	(200.0)
Fair value adjustment related to the adoption of IAS 41, Agriculture as of January 1, 2003, net of tax expense of €240.4 million	—	—	659.4	830.7

Comprehensive income (loss) in accordance with IFRS (restated)	920.3	(160.2)	625.8	788.4

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of shareholders’ equity

	As of December 31,
	2002	2003	2003
	€	€	$
	(in millions)
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with IFRS (restated)	8,034.8	7,952.9	10,018.8
U.S. GAAP adjustments:
a) Employee benefit plans (restated)	(32.4)	(36.3)	(45.7)
b) Reverse acquisition	658.3	598.6	754.1
c) Acquisition of Consolidated Papers Inc.	257.0	195.8	246.6
d) Provision for future reforestation costs	22.7	23.5	29.6
f) Impairment of goodwill	52.8	5.7	7.2
g) Impairment of fixed assets	64.8	49.4	62.2
h) Stock based compensation	—	(1.2)	(1.5)
j) Pension surplus refund	(3.9)	(1.5)	(1.9)
k) Amortization of goodwill	152.0	268.1	337.7
l) Restructuring costs	—	20.7	26.1
m) Biological assets	—	(886.7)	(1,117.0)
n) Share of results in associated companies	—	(54.2)	(68.3)
Deferred tax effect of U.S. GAAP adjustments (restated)	(21.6)	228.7	288.1

Shareholders’ equity in accordance with U.S. GAAP	9,184.5	8,363.5	10,536.0

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

The Finnish statutory employment pension scheme (TEL) is a state plan. Previously, the disability benefits under TEL were accounted for as a defined contribution plan. As described in note 1, certain amounts under IFRS have been restated to account for these benefits as a defined benefit plan.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group uses a December 31 measurement date for the majority of its plans.

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that would be recognized in the Group’s consolidated balance sheet in accordance with U.S. GAAP as of December 31, 2002 and 2003.

	Retirement Benefits
	2002		2003
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	270.9	1,737.5	261.9	1678.3
Service cost	13.4	31.4	15.0	27.6
Interest cost	15.3	103.1	15.1	93.4
SFAS No. 88 events	—	(7.0)	—	(6.9)
Amendments	—	(12.2)	—	18.4
Acquisitions	—	—	—	—
Retro adjustment	—	—	—	—
Actuarial loss (gain)	(32.0)	116.3	(18.0)	143.3
Benefits paid	(5.7)	(109.0)	(14.2)	(96.5)
Currency effect	—	(181.8)	—	(164.1)

Benefit obligation at end of year	261.9	1,678.3	259.8	1,693.5

Change in plan assets
Fair value of plan assets at beginning of year	41.0	872.0	44.5	655.5
Actual return on plan assets	2.0	(38.4)	5.1	86.8
Company contribution	7.2	17.1	16.2	38.9
SFAS No. 88 events	—	—	—	16.0
Acquisitions	—	—	—	(48.4)
Retro adjustment	—	(4.2)	—	—
Benefits paid	(5.7)	(63.7)	(14.2)	(56.9)
Currency effect	—	(127.3)	—	(85.9)

Fair value of plan assets at end of year	44.5	655.5	51.6	606.0

Funded status	(217.4)	(1,022.8)	(208.2)	(1,087.5)
Unrecognized transitional obligation (asset)	—	(2.2)	—	(1.6)
Unrecognized prior service cost	(18.8)	(7.7)	24.5	(2.3)
Unrecognized actuarial loss	47.0	524.0	(16.7)	523.2

(Accrued)/Prepaid benefit cost	(189.2)	(508.7)	(200.4)	(568.2)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth liabilities recognized in the U.S. GAAP balance sheet as of December 31, 2002 and 2003:

	Retirement Benefits as of December 31,
	2002		2003
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Accrued benefit liability	(189.2)	(770.5)	(200.4)	(689.3)
Prepaid benefit cost	—	117.4	—	16.3
Intangible asset	—	39.7	—	13.0
Accumulated other comprehensive income	—	104.7	—	91.8

Net amount recognized	(189.2)	(508.7)	(200.4)	(568.2)

For plans where accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets under U.S. GAAP, the ABO, projected benefit obligation (“PBO”) and fair value of plan assets as of December 31, 2002 and 2003 were as follows:

	Retirement Benefits as of December 31,
	2002		2003
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
ABO	152.1	908.9	135.9	886.8
PBO	211.2	982.9	194.7	945.2
Fair value of assets	—	323.1	—	329.3

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 included the following components:

	Retirement Benefits for the year ended December 31,
	2001		2002		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Service cost	12.9	32.5	13.4	31.4	15.0	27.6
Interest cost	20.3	108.3	15.3	103.1	15.1	93.4
Expected return on plan assets	(11.0)	(84.4)	(2.5)	(62.0)	(2.6)	(46.2)
Amortization	4.0	4.1	(2.1)	5.2	(2.1)	5.0

Subtotal	26.2	60.5	24.1	77.7	25.4	79.8
SFAS No. 88 cost	(22.1)	(1.4)	4.3	—	2.1	(1.8)

Net periodic benefit cost	4.1	59.1	28.4	77.7	27.5	78.0
Acquisitions	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total expense and change in balance sheet	4.1	59.1	28.4	77.7	27.5	78.0

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used in the calculation of retirement benefit obligations are as follows:

	Retirement Benefits
	2002		2003
	Domestic	Foreign	Domestic	Foreign
Discount rate	5.50%	6.41%	5.25%	6.05%
Rate of compensation increase	2.30%	4.11%	4.00%	3.33%
Expected return on plan assets	5.50%	8.86%	5.25%	8.57%

Weighted-average assumptions used in the calculation of net periodic cost are as follows:

	Retirement Benefits
	2001		2002		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Discount rate	5.80%	6.87%	5.50%	6.41%	5.25%	6.05%
Rate of compensation increase	4.00%	4.08%	2.30%	4.11%	4.00%	3.33%
Expected return on plan assets	5.80%	8.74%	5.50%	8.86%	5.25%	8.57%

In 2004, Stora Enso expects to contribute €15.4 million in respect to the Finnish TEL system for the disability liability. The accumulated benefit obligation for domestic plans amounted to €232.3 million and €187.5 million as of December 31, 2002 and 2003, respectively.

SFAS No. 132R Employers Disclosure about Pensions and Other Postretirement Benefits Revised, which was issued in December 2003, will require additional disclosure related to our foreign plans in 2004.

Stora Enso has elected the deferral provisions of FSP No. FAS 106-1 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 until the earlier of the issuance of guidance by the FASB or the remeasurement of plan assets and obligations subsequent to January 31, 2004. Specific authoritative guidance on the accounting for the effects of the Act is pending and that guidance, when issued, could require changes to previously reported information.

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

The excess of the cost of the acquisition of Enso over the fair value of the net assets acquired totaled €124.4 million and has been recorded as goodwill under U.S. GAAP. Under U.S. GAAP, before the adoption of SFAS No. 142 Goodwill and Other Intangible Assets, on January 1, 2002, such goodwill was amortized on straight-line basis over an estimated economic useful life of 20 years from the effective date of the combination. As a result of the adoption of SFAS No. 142, the remaining goodwill under U.S. GAAP is no longer subject to annual amortization but is subject to regular impairment tests; see “adjustment f) Impairment of goodwill.”

The Group disposed of its Finnish forest holdings as described in note 4, Acquisitions and Disposals, on December 5, 2002. The book value for these forest assets under IFRS amounted to €410.0 million and under U.S. GAAP to €650.5 million. The fair market value as determined by the sale transaction amounted to €521.8 million and as a result, the U.S. GAAP fair value adjustment resulting from the reverse acquisition to the Finnish forest holdings has been included in the determination of the loss on sale under U.S. GAAP. As the Company retained a

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41.0 percent ownership in its associated company Tornator Timberland Oy, a portion of the gain amounting to €44.2 million has been deferred under IFRS. Under U.S. GAAP, the deferred gain has been eliminated as the transaction resulted in a loss under U.S. GAAP.

The total purchase accounting fair value adjustments were €1,086.1 million as of December 31, 1998. The effect of those adjustments on the reconciliation of net profit (loss) and shareholders’ equity to the corresponding amounts under U.S. GAAP is as follows:

	For the year ended December 31,
	2001	2002	2003
	(€ in millions)
Net income
Amortization of goodwill	18.2	—	—
Depletion of forest assets	(4.7)	(4.8)	—
Loss on sale of forest holdings	—	(128.8)	—
Reversal of gain on sale recorded under IFRS	—	(67.6)	—
Depreciation of tangible assets	(81.5)	(81.5)	(81.5)
Financial income and expenses	(16.3)	—	—
Change in deferred tax liabilities	31.0	78.2	21.8

Total	(53.3)	(204.5)	(59.7)

The additional depletion cost under U.S. GAAP for Finnish forest holdings for the period of January 1, 2002 to December 5, 2002 amounted to €4.8 million with the related tax effect of €1.3 million. The loss on sale under U.S. GAAP on the Finnish forest holdings amounted to €128.8 million with the related tax effect of €36.0 million. In addition, the 2002 adjustment reverses portion of the gain recorded under IFRS relating to the forest assets amounting to €67.6 million with the related tax amounting to €18.9 million.

	As of December 31,
	2002	2003
	(€ in millions)
Shareholders’ equity
Goodwill	(79.0)	(79.0)
Reversal of deferred gain under IFRS	44.2	44.2
Buildings and structures	308.3	292.9
Machinery and equipment	528.4	462.4
Shares in associated companies	128.4	128.4
Deferred tax liabilities	(272.0)	(250.3)

Total	658.3	598.6

c)    Acquisition of Consolidated Papers, Inc

In August 2000, the Company completed the acquisition of Consolidated Papers, Inc. The purchase price for the acquisition under IFRS was determined on the basis of the stock price for Stora Enso series R shares issued and stock options exchanged as part of the consideration at the acquisition date. Under U.S. GAAP, the measurement date for the valuation for equity securities has been determined by using the announcement date. Accordingly, the difference of €485.7 million in the purchase price at the acquisition date has been recorded as additional goodwill under U.S. GAAP. The additional amortization expense amounted to €24.2 million for the

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended December 31, 2001. Since the adoption of SFAS No. 142 as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP. The difference in the amount of goodwill between IFRS and U.S. GAAP in the amount of goodwill is also affected by change in cumulative translation adjustment as the goodwill and accumulated amortization is denominated in U.S. dollar, which is recorded directly in shareholders’ equity in the cumulative translation account.

As more fully described under “adjustment f) Impairment of goodwill,” the Company recognized additional goodwill impairment charges under U.S. GAAP of €162.2 million in 2002 related to goodwill that arose from the acquisition of Consolidated Papers Inc.

In addition, this adjustment is affected as a result of classifying an operating lease under U.S. GAAP as a financing lease under IFRS as of August 31, 2000. Accordingly, the depreciation and interest expense recorded under IFRS was decreased by €9.6 million, €9.1 million and €7.8 million to arrive at the operating lease expense under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 respectively.

The following table shows the break-down of the adjustment related to the acquisition of Consolidated Papers Inc as of December 31, 2002 and 2003, respectively:

	Goodwill	Lease contract	Total
	(€ in millions)
Opening balance January 1, 2002	457.9	12.1	470.0
Recognized through income statement	(162.2)	9.1	(153.1)
Translation difference	(57.1)	(2.8)	(59.9)

Ending balance December 31, 2002	(238.6)	18.4	257.0

Recognized through income statement	—	7.8	7.8
Translation difference	(65.1)	(3.9)	(69.0)

Ending balance December 31, 2003	173.5	22.3	195.8

d)    Provision for future reforestation costs

Stora Enso has recognized a provision for future reforestation costs in Sweden under IFRS, because the Company has a present legal obligation. This provision amounted to €22.7 million and €23.5 million as of December 31, 2002 and 2003, respectively. The provision does not meet the requirements of SFAS No. 5, Accounting for Contingencies and is consequently reversed under U.S. GAAP.

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

The Group entered into forward exchange contracts to manage its foreign exchange exposure related to some anticipated future revenues and expenses denominated in foreign currencies other than the euro. Some of these transactions were entered into in respect of future revenues and expenses that are not covered by firm commitments. As permitted under IFRS (prior to the adoption of IAS 39 as of January 1, 2001), the Group had

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred the unrealized gains and losses on such hedges until the related revenue and expense were realized. Under U.S. GAAP such unrealized gains and losses had to be included in the determination of net income before the adoption of SFAS No. 133. As a result of the adoption of IAS 39, all derivative financial instruments were recorded at fair value as of January 1, 2001 and any difference between previous carrying amounts and fair values was adjusted to shareholders’ equity. Consequently, the difference between shareholders’ equity under IFRS and U.S. GAAP has been eliminated as of January 1, 2001.

Stora Enso Oyj has entered into forward foreign exchange contracts in order to hedge net investments in Canada and the United Kingdom as explained in note 22. The investments are held by a Swedish subsidiary of Stora Enso Oyj, which has a functional currency of SEK. With respect to hedging foreign currency risk, IFRS does not require that the operating unit that is exposed to the risk being hedged be a party to the hedging instrument and does not require same functional currencies. U.S. GAAP foreign currency hedge accounting criteria requires that the member of the consolidated group that is party to the hedging instrument have the same functional currency as the unit exposed to the risk. Accordingly, hedge accounting cannot be applied under U.S. GAAP and the fair values of the forward exchange contracts have been included in the determination of net income, net of taxes. As of May 31, 2003, the UK Holdings was transferred from the Swedish subsidiary to Stora Enso Oyj and the hedge accounting criteria under U.S. GAAP have been met with respect to the GBP net investment since that date and accordingly the fair values of such forward exchange contracts have been recorded directly in the CTA account within equity.

f)    Impairment of goodwill

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

The impairment loss recognized for the year ended December 31, 1998 of €89.9 million has been reversed under U.S. GAAP. Additional amortization expense of €10.1 million has been recognized for the year ended December 31, 2001, resulting from reversal of the write-down recorded under IFRS. Since the adoption of SFAS No. 142 as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP. Accumulated amortization relating to these assets is €221.0 million.

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

As of January 1, 2002, the Group performed the transitional goodwill impairment test under SFAS No. 142 for each of its reporting units by comparing the carrying value of the reporting unit to its fair value. Fair value was determined using discounted projected future cash flows. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the carrying value for each reporting unit did not exceed fair value. The Group has determined that the annual goodwill impairment testing date required by SFAS No. 142 is September 30.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The annual impairment test as of September 30, 2002 resulted in carrying value exceeding the fair value for two of the Group’s reporting units and accordingly, additional testing was performed for possible goodwill impairment. The fair value of these business units was then allocated to individual assets and liabilities of the reporting unit based on appraised values. Any excess of fair value over the allocated amounts was equal to the implied fair value of goodwill. Where this implied goodwill value was less than the goodwill book value, an impairment charge was recorded. Based on the impairment testing completed as of the annual testing date, an impairment charge of €924.2 million was recorded for the Magazine Paper segment and an impairment charge of €156.9 million for the Fine Paper segment, resulting in a total impairment charge under U.S. GAAP of €1,081.1 million.

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

The annual impairment test as of September 30, 2003 resulted in a goodwill impairment charge of €47.1 million for the Fine Paper segment under U.S. GAAP. However, there was no impairment under IFRS since the net assets and goodwill balances for the Fine Paper segment are lower according to IFRS than under U.S. GAAP.

The following table presents changes in the goodwill balances (as determined under U.S. GAAP) as allocated to each reportable segment for the years ended December 31, 2002 and 2003.

	Publication Paper	Fine Paper	Packaging Boards	Merchants	Wood Supply Europe	Other	Total
	(€ in millions)
As of January 1, 2002	1,238.4	1,277.2	87.2	20.8	81.4	5.9	2,710.9
Translation difference	(57.4)	(187.8)	0.9	0.5	—	0.3	(243.5)
Acquisitions	—	—	26.7	—	—	—	26.7
Disposals	—	—	—	—	—	—	—
Impairment losses	(924.2)	(156.9)	—	—	—	—	(1,081.1)

As of December 31, 2002	256.8	932.5	114.8	21.3	81.4	6.2	1,413.0

Translation difference	(16.8)	(151.2)	(2.1)	(0.7)	1.9	—	(168.9)
Acquisitions	—	—	2.6	—	71.1	0.2	73.9
Disposals	—	—	—	—	—	—	—
Reclassification	5.8	1.1	1.6	(2.1)	—	(6.4)	—
Impairment losses	—	(47.1)	—	—	—	—	(47.1)

As of December 31, 2003	245.8	735.3	116.9	18.5	154.4	0	1,270.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g)    Impairment of fixed assets

The Group recognized an impairment charge of €224.4 million on long-lived tangible assets in September 2002 under IFRS. The impairment loss was determined as the difference between the recoverable amount of the cash-generating unit and its carrying amount and the difference was allocated first to goodwill and then on a pro-rata basis to the long-lived tangible assets of that unit. In determining the recoverable amount of these assets the Group discounted future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge should be recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. As the carrying value exceeded the recoverable amount based on undiscounted cash flows, these long-lived assets were measured for impairment under U.S. GAAP.

The fair value for the long-lived assets to be held and used U.S. GAAP was determined by using a depreciated replacement cost method as determined by an external valuation specialist. The difference between the carrying value and the fair value amounted to €151.1 million and accordingly, a portion of the impairment loss recorded under IFRS amounting to €73.3 million has been reversed under U.S. GAAP in 2002.

Additional depreciation under U.S. GAAP amounted to €1.5 million and €4.9 million for the three-month period ended December 31, 2002, and for the year ended December 31, 2003, respectively, which has been calculated based on the remaining useful lives for these assets and recorded through U.S. GAAP earnings, net of taxes.

h)    Stock based compensation

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

The Company’s option schemes for synthetic options, established in 1999, 2000, 2001, 2002 and 2003 are settled in cash by measuring the difference between the exercise price and the prevailing stock price. Under U.S. GAAP, these schemes are accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, where compensation is measured each period end between the exercise price and the current stock price. Such compensation is accrued as a charge to expense over the future service period and adjusted in subsequent periods up to the measurement date for changes, either increases or decreases, in the share price.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 7, 1997, the Company issued 1,000 warrants with a maximum value of €168,187 (FIM 1 million) to 15 members of senior management. Each bond accrues annual interest of 4.0 percent, has a maturity of five years and carries one warrant entitling the holder to subscribe for 3,000 new Series R shares at a subscription price of €7.66 (FIM 45.57). The exercise period runs from December 1, 1998 to March 31, 2004 and the bond entitles the holder to receive a dividend for the year in which the warrants are exercised. By January 15, 2004, 2,433,000 new Series R shares had been issued against the warrants, representing 0.1 percent of the share capital, and if the warrants are exercised in full, the further issue of 567,000 new shares will raise share capital by another €1.0 million.

An analysis of the Company’s fixed stock option plans, which are fully vested as of December 31, 2001, 2002 and 2003 is as follows:

	North America Option Program	Weighted average exercise price	1997 Option Program	Weighted average exercise price
	Shares	€	Shares	€
Outstanding and exercisable as of January 1, 2001	5,679,625	7.49	2,724,000	7.66
Exercised and registered	2,423,169	7.65	699,000	7.66
Outstanding and exercisable as of December 31, 2001	3,256,456	8.01	2,025,000	7.66
Exercised and registered	786,472	7.41	1,161,000	7.66
Outstanding and exercisable as of December 31, 2002	2,469,984	6.75	864,000	7.66
Exercised and registered	565,513	5.50	297,000	7.66
Expired	5,278	5.70	—	—
Outstanding and exercisable as of December 31, 2003	1,899,692	5.63	567,000	7.66

The weighted-average fair value of the 1997 option program and North America Option Program is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997 option program and North America Option Program, respectively: risk-free interest rates of 4.56 percent and 5.88 percent; expected dividend yields of 2.30 percent and 2.82 percent; expected lives of 4.3 and 8.0 years; and expected volatility of 30.6 percent; and 30.0 percent. The measurement date for the fair valuation of the North America Option Program under U.S. GAAP was determined by using the announcement date of the acquisition by Stora Enso of Consolidated Papers Inc., which differs from the measurement date under IFRS. See note 28 (c) for discussion of the purchase accounting.

Exercise prices for North America options outstanding as of December 31, 2003, ranged from €4.25 to €8.27. The exercise prices are denominated in U.S. dollars and converted into euros at the year-end rate. Of the 1,899,693 options outstanding as of December 31, 2003, 532,977 have exercise prices between €4.25 and €4.82, with a weighted average exercise price of €4.82 and a weighted average remaining contractual life of 5.1 years. Of these options, 525,735 are exercisable with a weighted average exercise price of €4.82. Of the outstanding options 893,048 have exercise prices between €4.85 and €5.75, with a weighted average exercise price of €5.66 and a weighted average remaining contractual life of 5.3 years. Of these options, 701,945 are exercisable with a weighted average exercise price of €5.75. The remaining 473,668 options have exercise prices between €5.79 and €8.27, with a weighted average exercise price of €6.49 and a weighted average remaining contractual life of 3.7 years. Of these options, 271,376 are exercisable with a weighted average exercise price of €6.35.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i)    Synthetic option hedge

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

j)    Pension surplus refund

During 2000, Stora Enso received a surplus refund from the Swedish pension insurer SPP. The refund was received partly in cash with the remaining portion of the total amount mainly available for use against future pension premiums. Under IFRS, the total surplus refund was recognized in income. Under U.S. GAAP, only the portion reimbursed in cash can be recognized as income.

k)    Amortization of goodwill

Under IFRS, goodwill is amortized over its estimated useful life. Under U.S. GAAP, before July 1, 2001, goodwill was amortized over its estimated useful life consistent with IFRS. The Group adopted the transition provisions of SFAS No. 141 for acquisitions from July 1, 2001. The Group also adopted the provisions of SFAS No. 142 on January 1, 2002. As a result of the adoption of SFAS No. 141 and SFAS No. 142, goodwill is no longer subject to amortization under U.S. GAAP subsequent to the date of adoption. The book value of goodwill is tested for impairment annually, or more frequently, if circumstances indicate that the book value could be impaired (see “adjustment g) Impairment of goodwill”).

The U.S. GAAP adjustment reverses the amortization expense recorded under IFRS and also reverses the movement in accumulated amortization under IFRS during the period subsequent to the adoption of SFAS No. 141 and SFAS No. 142.

Had the Company accounted for its goodwill under SFAS No. 142 for the year ending December 31, 2001, the impact on reported results would have been as follows:

For the year ended December 31, 2001
(€ in millions)
(unaudited)
Net income under U.S. GAAP, as reported	875.4
Goodwill amortization	147.2

Adjusted net income under U.S. GAAP	1,022.6

Basic and diluted earnings per share:
Net income under U.S. GAAP, as reported	0.97
Goodwill amortization	0.16

Adjusted basic and diluted earnings per share under U.S. GAAP	1.13

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

l)    Restructuring costs

As a result of the Group’s restructuring plans, termination benefit costs were recorded under IFRS during 2003 amounting to €53.2 million, of which €32.6 million was recognized as a provision as of December 31, 2003. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period, whereas under IFRS, a provision for the full termination benefit cost is recognized in the period in which the Group becomes legally or constructively committed to a plan. As a result, €20.7 million of termination benefit costs recognized as a liability under IFRS have been reversed under U.S. GAAP as of December 31, 2003.

m)    Biological assets

Biological assets

Under IFRS, beginning with the adoption of IAS 41, Agriculture¸ on January 1, 2003, Stora Enso’s forest assets in the form of standing trees are fair valued on the balance sheet changes in the fair values recorded through current period earnings which amount to €10.9 million before tax during 2003 (see note 12). The land on which the trees grow is recorded at cost.

Under U.S. GAAP, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. As a result, the fair market values recorded under IFRS are reversed under U.S. GAAP and cost of timber harvested is recorded through current period earnings which amounted to €13.2 million during 2003.

n)    Share of results in associated companies

Stora Enso’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates. The significant difference relates to accounting for biological assets, see “adjustment m) Biological assets.”

o)    Additional disclosures required under U.S. GAAP

Assets held for sale

On December 8, 2003, Stora Enso’s board of directors approved a plan to restructure ownership of the Group’s forest lands in Sweden and in Canada as explained in note 4. The forest land held for sale is part of the Forest Products segment. The disposal is scheduled for completion during the first quarter in 2004.

The major classes of assets and liabilities under U.S. GAAP included as part of these disposals as of December 31, 2003 are presented below:

As of December 31, 2003
(€ in millions)
Fixed Assets and other long-term investments	757.6
Current Assets	23.4

Total Assets	781.0

Long Term Liabilities	242.2
Current Liabilities	30.5

Total Liabilities	272.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

As of December 31, 2003, the Group’s intangible assets amounted to €80.4 million and consisted of capitalized and purchased software of €65.7 million, patents and trademarks of €9.1 million and other intangible assets of €5.6 million. The Group does not have indefinite lived intangible assets. Intangible assets were €73.3 million as of December 31, 2002, of which capitalized and purchased software were €47.8 million, patents and trademarks were €9.8 million and other intangible assets were €15.7 million.

Intangible assets are amortized on a straight-line basis over their expected useful lives, which vary from 3 to 10 years. The amortization expense of identifiable intangible assets subject to amortization and recorded in books as of December 31, 2003 is expected to approximate €17.0 million for each of the five years from 2004 through 2008.

Segment information

The Group evaluates the performance of its segments and allocates resources to them based on operating profit.

	For the year ended December 31,
	2001		2002		2003
	(Restated)		(Restated)		(Restated)
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	782.9	852.8	(762.7)	313.6	47.2	111.1
Fine paper	328.4	394.2	67.9	298.3	100.1	153.5
Merchants	(10.1)	(7.3)	(24.7)	5.4	(8.9)	(6.7)
Packaging boards	329.1	339.8	332.3	345.3	280.5	292.4
Forest products
Wood products	4.2	11.6	30.1	44.5	6.5	26.5
Wood supply Europe	87.2	87.2	120.5	94.6	116.5	116.5
Other(2)	(46.7)	(43.5)	58.9	(52.5)	(70.5)	(51.5)

Operating profit (loss), total	1,475.0	1634.8	(177.7)	1,049.2	471.4	641.8

Goodwill amortization	—	(151.5)	—	(148.8)	—	(116.0)
Non-recurring items(3)	—	(8.3)	—	(1,078.1)	—	(54.4)

Operating profit (loss), total	1,475.0	1,475.0	(177.7)	(177.7)	471.4	471.4

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2001 consist mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH. The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada.

Accrued payroll

The Group’s total amount of accrued payroll charges such as accrued wages and salaries and holiday pay included under current liabilities on the balance sheet amounted to €255.4 million and €267.1 million as of December 31, 2003 and 2002, respectively.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes

The IFRS presentation of deferred taxes differs from the methodology set forth under U.S. GAAP. Under U.S. GAAP, deferred tax assets and liabilities must either be classified as current or non-current based on the classification of the related asset or liability recorded on the balance sheet. The following table presents the IFRS deferred tax assets and liabilities according to the presentation required by SFAS 109, Accounting for Income Taxes, under U.S. GAAP as of December 31, 2002 and 2003, respectively.

	As of December 31,
	2002	2003
	(€ in millions)
Current assets
Intercompany profit in inventory	9.8	9.4
Tax losses carried forward	59.6	5.3
Fixed assets/depreciation and amortization	37.7	30.8
Pension provisions	13.5	9.4
Other	15.0	12.0

	135.6	66.9
Non-current assets
Tax losses carried forward	193.0	231.7
Fixed assets/depreciation and amortization	130.3	108.1
Pension provisions	155.1	150.7
Other provisions	12.6	28.3
Other	91.0	115.3

	582.0	634.1

Deferred tax assets	717.6	701.0
Less: valuation allowance	(93.7)	(88.5)

Total deferred tax assets	623.9	612.5

Current deferred tax liabilities
Untaxed reserves	(11.4)	(152.3)
Other	(35.7)	(52.6)

	(47.1)	(204.9)
Non-current deferred tax liabilities
Fair value gains/losses	(332.9)	(547.3)
Depreciation	(1,558.1)	(1,404.6)
Untaxed reserves	(106.7)	(63.9)
Other comprehensive income	(108.3)	(27.6)
Other	(155.5)	(129.4)

	(2,261.5)	(2,172.8)

Total deferred tax liabilities	(2,308.6)	(2,377.7)

Net deferred tax (liability)/asset	(1,684.7)	(1,765.2)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p)    Classification differences

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

q)    New accounting standards

U.S. GAAP Developments

FIN 46-R

In December 2003, the FASB issued revised FASB Interpretation 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 15, 2003. The adoption of FIN46-R is not expected to impact the consolidated financial statements of the Group. The Group has adopted FIN 46-R for all periods presented in these financial statements and has determined that, although the associated company Tornator Timberland Oy is a variable interest entity, Stora Enso is not, however, the primary beneficiary. The Group does not have any other variable interest entities.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2004

STORA ENSO OYJ

By:	/s/ ESKO MÄKELÄINEN
	Name:	Esko Mäkeläinen
	Title:	Senior Executive Vice President, Finance, Accounting and Legal Affairs, and Chief Financial Officer

By:	/s/ JYRKI KURKINEN
	Name:	Jyrki Kurkinen
	Title:	Senior Vice President, Legal Affairs, and General Counsel