Form 20-F
period 2004-12-31
STORA ENSO CORP
filed 2005-04-08
CIK 1120557

As filed with the Securities and Exchange Commission on April 8, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15112

STORA ENSO OYJ

(Exact name of Registrant as specified in its charter)

Stora Enso Corporation

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Kanavaranta 1

FI-00160 Helsinki

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

Number of Series R shares, nominal value €1.70 each, outstanding on December 31, 2004: 658,194,876

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

Presentation of Financial Information

We publish our consolidated financial statements in euro. As used in this annual report:

•	“euro” or “€” means the common currency of those member states of the European Union (“EU”) participating in the Economic and Monetary Union;

•	“U.S. dollar” or “$” means the lawful currency of the United States of America;

•	“Swedish krona,” “Swedish kronor” or “SEK” means the lawful currency of the Kingdom of Sweden;

•	“British pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” means the lawful currency of Canada; and

•	“Chinese renminbi” means the lawful currency of the People’s Republic of China (“China”).

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board, and include the financial statements of Stora Enso Oyj and its subsidiaries.

IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in note 31 to our consolidated financial statements beginning on page F-1 of this annual report.

Amounts previously reported for our consolidated net income (loss) in accordance with U.S. GAAP differ from those amounts shown for the fiscal years ended December 31, 2002 and 2003 presented in this annual report. The amounts presented in this annual report have been restated under U.S. GAAP to properly present the change in fair value of certain derivative financial instruments. In prior years, we inadvertantly recorded the income statement effect as the total fair value of the derivative instruments—not the change in fair value. A discussion of the impact of the restatement on our consolidated net income (loss) in accordance with U.S. GAAP is included in note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

In this annual report, we are using “operating profit excluding non-recurring items and goodwill amortization” as a non-GAAP measure for the operating performance of our respective product areas. Operating profit excluding non-recurring items and goodwill amortization for our respective product areas equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Main non-recurring items for each of the years 2002, 2003 and 2004 are described under “Item 3. Key Information—Selected Financial Data.” Such non-recurring items are included in the items not reflected in operating profit excluding non-recurring items and goodwill amortization. Management believes that, besides operating profit, operating profit excluding non-recurring items and goodwill amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding non-recurring items and goodwill amortization is presented to enhance the understanding of our historical operating performance. Operating profit excluding non-recurring items and goodwill amortization, however, should not be considered as an alternative to IFRS or U.S. GAAP measures of operating profit as an indicator of our operating performance. Operating profit excluding non-recurring items and goodwill amortization is not a measure of operating performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding non-recurring items and goodwill amortization is not meant to be predictive of potential future results.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following table presents selected consolidated financial information of Stora Enso. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2004 have been derived from our audited consolidated financial statements for the relevant periods.

We report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 31 to our consolidated financial statements beginning on page F-1 of this annual report.

Amounts previously reported for our consolidated net income (loss) in accordance with U.S. GAAP differ from those amounts shown for the fiscal years ended December 31, 2002 and 2003. The amounts included in the U.S. GAAP income statement data below have been restated to properly present the change in fair value of certain derivative financial instruments. In prior years, we inadvertantly recorded the income statement effect as the total fair value of the derivative instruments—not the change in fair value. A discussion of the impact of the restatement on our consolidated net income (loss) in accordance with U.S. GAAP is included in note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

Solely for the convenience of the reader, the euro amounts for 2004 have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004 which was $1.00 = €0.7387.

	As of and for the year ended December 31,
	2000	2001	2002		2003	2004	2004
	€	€	€		€	€	$
	(in millions, except shares and per share amounts)
INCOME STATEMENT DATA
IFRS
Sales	13,017	13,509	12,783		12,172	12,396	16,781
Operating costs	9,394	9,926	9,716		9,673	9,686	13,112
Depreciation, amortization and impairment costs	1,129	1,268	2,442		1,200	1,172	1,587
Other operating expenses/(income)	150	840	803		828	832	1,126
Operating profit (loss)(1)	2,344	1,475	(178)		471	706	956
Net financial items	(293)	(344)	(206)		(237)	(106)	(144)
Share of results of associated companies	20	80	15		(23)	39	53
Profit (loss) before tax and minority interest(1)	2,071	1,211	(369)		211	639	865
Income tax expenses	(642)	(296)	128		(67)	109	148
Profit (loss) after tax(1)	1,429	915	(241)		144	748	1,013
Minority interests	(14)	3	0		(6)	(8)	(11)
Net profit (loss) for the period(1)	1,415	918	(241)		138	740	1,002
Basic earnings (loss) per share	1.74	1.02	(0.27)		0.16	0.89	1.20
Diluted earnings (loss) per share	1.74	1.02	(0.27)		0.16	0.89	1.20
U.S. GAAP
Income (loss) from operations	3,186	1,531	(152)		581	464	628
Net income (loss) for the period	2,155	875	(335	)(4)	135 (4)	369	500
Basic earnings (loss) per share	2.65	0.97	(0.38	)(4)	0.16 (4)	0.44	0.60
Diluted earnings (loss) per share	2.65	0.97	(0.38	)(4)	0.16 (4)	0.44	0.60

BALANCE SHEET DATA
IFRS
Cash and cash equivalents	744	247	169		202	274	371
Operating capital(2)	16,423	15,960	13,100		13,548	12,170	16,475
Total assets	21,323	20,558	18,214		17,942	16,412	22,217
Total indebtedness	6,856	6,410	5,176		5,174	4,028	5,453
Net indebtedness(3)	5,183	4,820	3,055		3,919	3,051	4,130
Minority interests	149	50	30		60	136	184
Share capital	1,576	1,542	1,530		1,469	1,423	1,926
Shareholders’ equity	8,476	8,885	8,035		7,953	8,051	10,899
Long-term debt	5,515	5,182	4,525		3,405	3,328	4,505
U.S. GAAP
Total assets	23,306	22,327	19,736		18,542	17,291	23,407
Shareholders’ equity	10,026	10,283	9,185		8,364	8,140	11,021

CASH FLOW DATA
IFRS
Net cash provided by operating activities	2,161	1,539	1,319		1,645	1,405	1,902
Net cash used in investing activities	(2,911)	(883)	(257)		(1,072)	(1,335)	(1,807)
Net cash used in financing activities	(853)	(1,145)	(1,127)		(526)	(11)	(15)
Dividends per share	0.45	0.45	0.45		0.45	0.45	0.61

OTHER FINANCIAL DATA
IFRS
Capital expenditures	769	857	878		1,248	975	1,320
Average number of shares outstanding (1,000)	812,040	901,506	889,606		851,128	829,936	829,936

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(deliveries in thousands of metric tons, except as otherwise indicated)
SELECTED OPERATING DATA
Publication paper	6,403	6,902	6,807	6,954	7,398
Fine paper	3,262	3,448	3,432	3,591	3,893
Packaging board	3,306	2,509	2,910	3,006	3,119
Wood products (in thousands of cubic meters)	4,880	4,860	5,112	5,822	6,664

(1)	In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss) by product area, which excludes goodwill amortization and non-recurring items. Operating profit in the tables above includes net non-recurring items totaling €446 million in 2000, consisting mainly of capital gains from the sale of power assets and the Stockholm office building, a surplus in the Swedish pension system, asset write-downs and closing costs related to mill closings, and a one-time increase in costs due to inventory fair valuation in the Consolidated Papers acquisition; €(8) million in 2001, consisting mainly of capital gains from the sale of the Düsseldorf office building and closing costs related to a mill closing, and a provision related to the disposal of Stora Carbonless Paper GmbH; €(1,078) million in 2002, consisting mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and the United States; €(54.4) million in 2003, consisting mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada and €369.7 million in 2004, consisting mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities.
(2)	Operating capital represents the sum of fixed assets and other long-term investments (excluding investments in associated companies and in marketable equity securities, non-current loan receivables, and deferred tax assets), inventories, short-term receivables, pension and other provisions, other long-term liabilities and other current liabilities.
(3)	Net indebtedness consists of net interest-bearing liabilities.
(4)	Amount has been restated.

Exchange Rates

We present our financial statements in euro. A portion of our revenues and expenses are denominated in euro and a portion are denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the euro expressed in euro per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the Swedish krona expressed in Swedish kronor per U.S. dollar.

The average Noon Buying Rates have been calculated based on the Noon Buying Rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for the reader’s convenience. These are not necessarily the rates we used in the preparation of the financial statements and we make no representation that euro or Swedish kronor could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

Solely for the convenience of the reader, certain euro amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2004, which was $1.00= €0.7387.

	Euro per U.S. Dollar
Year	Average	High	Low	Period- end
2000	1.0860	1.2090	0.9675	1.0650
2001	1.1037	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7711
2005 (through April 5)	0.7673	0.7829	0.7421	0.7787

Interim Periods	High	Low
2004
October	0.8149	0.7823
November	0.7872	0.7526
December	0.7562	0.7339
2005
January	0.7720	0.7421
February	0.7829	0.7534
March	0.7766	0.7427
April (through April 5)	0.7787	0.7754

	Swedish Kronor per U.S. Dollar
Year	Average	High	Low	Period- end
2000	9.2250	10.3600	8.3530	9.4440
2001	10.4328	10.8810	9.5227	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004	7.3320	7.7727	6.5939	6.6687
2005 (through April 5)	7.0033	7.1477	6.6855	7.1438

Interim Periods	High	Low
2004
October	7.3810	7.0723
November	7.1406	6.7007
December	6.8043	6.5939
2005
January	7.0069	6.6855
February	7.1114	6.8275
March	7.7312	7.0716
April (through April 5)	7.1477	7.1093

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

Changes in consumer preferences have affected the demand for paper and board in general, and demand for specific grades of paper and board. Some of the most significant changes in consumer preferences include the increase in direct-mail advertising, increasing interest in environmentally-friendly products, increased use of e-mail and electronic media and increased use of personal computer printers.

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

In 2004, we depended on suppliers in Russia and the Baltic countries (Estonia, Latvia and Lithuania) for approximately one-fifth of our annual wood requirements in Finland and Sweden. As a result of economic, political, legal or other difficulties or restrictions as well as further development of a domestic forest product industry in these countries and the resulting growth in domestic raw material needs, our supply of raw materials from Russia and the Baltic countries may be interrupted or limited. In case of a significant interruption or limitation in the supply of raw materials from these areas, we would seek to obtain raw materials from other sources, but there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition or results of operations.

Exchange rate fluctuations may have a significant adverse impact on our financial results.

As a result of the global nature of our business, changes in foreign currency exchange rates could have an adverse effect upon our business, financial condition and results of operations. Currency fluctuations affect us because the majority of our operating costs are denominated in euro and U.S. dollars, while a proportionately larger share of our sales are denominated in certain other currencies, including British pounds sterling. In addition, the proportion of our operating costs denominated in Swedish kronor is substantially higher than the proportion of our sales that is denominated in Swedish kronor.

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

We have operations in countries outside of Western Europe and North America, including Brazil, Poland, Russia, Thailand and China. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors could have a material adverse effect upon our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our operations are located currently have foreign exchange controls that have a significant effect on us, most of these countries have imposed foreign exchange controls in the recent past, and no assurance can be given that these countries will not reinstitute these controls in the future.

We rely on outside suppliers for the majority of our electricity needs and are therefore susceptible to increases in electricity prices and electricity shortages.

Electricity is one of the most significant components of our production costs. Historically, electricity has represented approximately 7 percent of our production costs. In the past, we met almost all of our electricity needs in Finland and Sweden from our own internal production. In 2004, we relied on outside suppliers for approximately 49 percent of our electricity needs in Finland and Sweden. Also in 2004, we relied on outside suppliers for approximately 75 percent of our electricity needs in North America. As a result of this dependence on outside suppliers, increases in the price of electricity could have a material adverse effect on our business, financial condition or results of operations if we are not able to increase the prices of our products accordingly. In addition, an electricity shortage could force us to curtail production.

A few significant shareholders may influence or control the direction of our business.

The Finnish State controls approximately 24.6 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 24.1 percent of our voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of shareholders, such as the approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election of the members of our board of directors. To the extent matters presented to our shareholders require approval of a particular percentage of shares represented at a meeting of shareholders or of a super majority of outstanding shares, these investors may be able to significantly influence the outcome of the vote. For a description of significant holdings, see “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations could disrupt our business operations and adversely affect our business, financial condition and results of operations. The majority of our employees are represented by labor unions under several collective bargaining agreements in different countries where we operate. However, not all of our employees represented by labor unions are currently bound by valid collective bargaining agreements. In addition, organizations collectively representing us and other employers in our industry may not be able to renegotiate satisfactory collective labor agreements when they expire. Furthermore, the existing collective bargaining agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any such work stoppage could have a material adverse effect on our business, financial condition and results of operations has experienced work stoppages in the past. Although we have not had any material problems in the past with the labor unions or collective bargaining agreements, there can be no assurance that there will not be labor disputes and/or adverse employee relations in the future.

We are a subject of antitrust proceedings of the European and U.S. competition authorities and class-action lawsuits in the United States concerning alleged anticompetitive conduct.

In May 2004, we became a subject of inspections carried out by the European Commission and the Finnish Competition Authority at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary antitrust investigations into the paper industry in Europe and the United States. The investigations by the authorities in both Europe and the United States are at a fact-finding stage only and no formal allegations have been made against us or any of our employees.

Subsequent to the commencement of these antitrust investigations in May 2004, we and certain of our subsidiaries have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend against these claims. We do not carry liability insurance which would cover any adverse judgments or losses resulting from these lawsuits.

No provision has been made with respect to these antitrust investigations by the European and U.S. competition authorities and class-action lawsuits in U.S. federal and state courts. There can be no assurances that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

Item 4.    Information on the Company.

General

Stora Enso Oyj is the largest paper and board manufacturer in Europe and the largest paper and board manufacturer in the world based on production capacity, with 16.4 million metric tons of annual paper and board production capacity and leading market positions in many of our core businesses. Domiciled and incorporated under the laws of the Republic of Finland, we have production facilities in 20 countries on three continents. Our core product areas are paper, packaging boards and forest products. The principal markets for our products are Western Europe and North America. We distribute our products through our own global marketing network, which has an established presence on six continents with more than 30 sales companies and a number of independent agents.

As of December 31, 2004, we had total assets of approximately €16.4 billion ($22.2 billion) and had approximately 45,300 employees. In 2004, we had sales of approximately €12.4 billion ($16.8 billion), approximately 44 percent of which were outside Finland and Sweden.

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

Historically, we have satisfied a significant portion of our raw material needs internally from our own forest lands. However, after the divestments of our forest lands in Finland in 2002 and in Sweden and Canada in 2004, we currently have long-term wood procurement arrangements relating to those forest lands. The principal raw material required in the manufacture of paper and board products is pulp, which is produced from wood cut for that purpose and from sawmill residues as well as from recycled fiber. Our purchases and sales of pulp on the market are largely in balance and we are able to satisfy a substantial portion of our pulp needs internally. A limited portion of the pulp we produce is made with wood from our own forest lands. In addition to pulp, the manufacture of paper and board products requires significant amounts of energy. We have our own power plants at certain of our mills. These power plants supply approximately 52 percent of our electricity needs in Finland and Sweden.

Stora Enso Oyj is a stock corporation incorporated under the laws of the Republic of Finland. Stora Enso Oyj’s registered office is located at Kanavaranta 1, FI-00160, Helsinki, Finland; telephone +358 20 46 131. Our agent for U.S. federal securities law purposes is Stora Enso North America Inc., located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, the United States of America.

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

Our target for return on capital employed is 13 percent per annum as an average over the cycle, compared to the weighted average pre-tax cost of capital of 8.7 percent for the year 2004. Our target for the debt to equity ratio is to keep a level at or below 0.8. For the capital expenditures our target is that the cash flow should exceed average capital expenditure and dividend calculated on a three-year rolling basis.

Fiber strategy amended to reduce costs

Our fiber strategy seeks to secure high-quality, cost-competitive raw materials from socially and environmentally sustainable sources. Our aim is to reduce raw material costs, which currently account for approximately 19 percent of our costs.

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

In the 1960s, Enso began to expand outside Finland and participated, from the early 1970s to 1993, in a paper and pulp production joint venture in British Columbia, Canada. In 1994, Enso started production in Sachsen, Germany, with the construction of a paper mill which produces newsprint using 100 percent recycled fiber as its fiber raw material. In the 1980s and 1990s, Enso was active in the consolidation of the forest products industry, acquiring several forest products companies and units including the fine paper operations of the Ahlstrom Varkaus Mills in Finland in 1987; the Berghuizer fine paper mill in the Netherlands in 1989/1994; Tampella Forest Oy’s newsprint, publication papers and packaging boards businesses in 1993; Veitsiluoto, a Finnish forest products company, in 1996; and E. Holtzmann & Cie, a German producer of newsprint and supercalendered paper, in 1997. Throughout its history, Enso has been involved in various businesses outside of the forest products industry, including the shipping, engineering and chemicals industries, but had divested substantially all of its interests in these non-core industries prior to the merger with STORA.

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

Principal Shareholders

The Finnish State controls approximately 24.6 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 24.1 percent of Stora Enso’s voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of our shareholders. See “Item 3. Key Information—Risk Factors—A few significant shareholders may influence or control the direction of our business” and “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Corporate Structure

We organize our businesses into three core product areas, which are paper, packaging boards and forest products. The following chart illustrates the principal products of our core product areas and the principal uses for these products:

In May 2003, our core product areas were reorganized to include three global product areas: paper, packaging boards and forest products. The paper product area operates through the publication papers, fine paper and merchants divisions. The old newsprint and magazine paper product areas were merged to form the publication papers division. Speciality papers product unit, which was part of the packaging boards product area, forms a business area within the fine paper division. The packaging boards product area comprises of the consumer boards, corrugated packaging boards, industrial papers and cores and coreboards divisions. The forest products product area comprises of our wood products and wood procurement operations and the pulp competence center. All information in this annual report for the years 2002 and 2003 has been reclassified to reflect our current organizational structure.

Our organizational structure will change as from May 1, 2005. See “Recent Developments—New Organizational Structure.”

In terms of production capacity, we are the world’s second largest producer of magazine paper, third largest producer of newsprint, third largest producer of graphic (coated) fine paper, sixth largest producer of office (uncoated) fine paper, largest producer of speciality papers, seventh largest paper merchant in Europe, one of the world’s leading producers of consumer packaging boards and the world’s second largest producer of sawn softwood.

Business Summary

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss) by product area, which excludes goodwill amortization and non-recurring items. The following tables present our annual sales and operating profit by product area for the years indicated:

Sales by product area

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Paper
Publication paper	4,715.6	4,295.7	4,343.3
Fine paper	3,427.4	3,197.7	3,173.1
Merchants	720.6	627.6	637.9
Packaging boards	2,720.2	2,761.6	2,771.5
Forest products
Wood products	1,235.2	1,400.0	1,566.8
Wood supply Europe	1,958.7	2,074.3	2,481.6
Elimination of internal sales; other operations(1)	(1,995.1)	(2,184.6)	(2,578.4)

Total	12,782.6	12,172.3	12,395.8

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	For the year ended December 31,
	2002		2003		2004
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	(762.7)	313.6	47.2	111.1	144.5	91.3
Fine paper	67.9	298.3	100.1	153.5	104.0	64.3
Merchants	(24.7)	5.4	(8.9)	(6.7)	9.9	11.2
Packaging boards	332.3	345.3	280.5	292.4	339.7	277.6
Forest products
Wood products	30.1	44.5	6.5	26.5	29.8	34.7
Wood supply Europe	120.5	94.6	116.5	116.5	158.6	32.3
Other(2)	58.9	(52.5)	(70.5)	(51.5)	(80.4)	(84.7)

Operating profit (loss), total	(177.7)	1,049.2	471.4	641.8	706.1	426.7
Goodwill amortization	—	(148.8)	—	(116.0)	—	(90.3)
Non-recurring items(3)	—	(1,078.1)	—	(54.4)	—	369.7

Operating profit (loss), total	(177.7)	(177.7)	471.4	471.4	706.1	706.1

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.

(3)	The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities.

The following table presents our annual external sales in various geographic markets by destination and origin for the years indicated:

	Sales by destination			Sales by origin
	For the year ended December 31,			For the year ended December 31,
	2002	2003	2004	2002	2003	2004
	(€ in millions)
Austria	195.4	222.0	238.6	266.9	324.8	390.4
Baltic States	28.3	89.3	135.5	163.6	280.1	310.7
Belgium	301.3	267.2	258.4	244.3	182.7	263.4
Czech Republic	121.7	118.9	111.1	129.3	136.5	143.8
Denmark	297.9	276.1	262.2	79.0	68.6	66.8
Finland	780.6	786.9	808.5	4,205.5	4,048.9	4,085.5
France	965.5	862.7	835.2	432.6	378.6	347.1
Germany	1,673.6	1,616.1	1,624.6	1,505.1	1,475.6	1,500.9
Italy	391.5	380.7	369.1	0.1	0.1	0.1
The Netherlands	488.4	491.9	508.8	209.2	187.7	211.2
Portugal	60.9	64.9	83.2	128.0	124.9	131.1
Spain	463.4	499.4	488.8	114.4	118.0	114.0
Sweden	1,034.2	994.4	1,040.5	2,870.1	2,814.1	2,820.3
United Kingdom	1,053.4	979.3	963.8	59.1	23.4	24.4
Russia	112.8	130.7	151.8	45.3	59.8	118.3
Other Europe	916.0	762.8	777.4	78.7	71.8	66.9

Total Europe	8,884.9	8,543.3	8,657.5	10,531.2	10,295.6	10,594.9
Africa	118.2	146.8	149.9	—	—	—
Australia and New Zealand	115.6	122.9	124.3	39.7	20.2	5.6
Canada	160.0	143.7	127.5	286.4	285.6	275.5
China (incl. Hong Kong)	257.3	267.0	281.4	120.1	107.4	107.8
Japan	340.6	323.2	346.2	1.1	0.5	—
Other Far East and South East Asia	272.6	310.6	382.5	14.2	11.5	12.6
Middle East	176.1	185.5	201.4	0.1	—	0.2
United States	2,267.3	1,918.3	1,904.9	1,789.7	1,451.5	1,398.7
Latin America	128.4	126.0	162.9	0.1	—	—
Others	61.6	85.0	57.3	—	—	0.5

Total	12,782.6	12,172.3	12,395.8	12,782.6	12,172.3	12,395.8

Paper

In May 2003, our core product areas were reorganized to include three global product areas: paper, packaging boards and forest products. The new paper product area operates through the publication paper, fine paper and merchants divisions.

Publication Paper

General

In connection with the reorganization of our operations in May 2003, our old newsprint and magazine paper divisions were merged to form the new publication paper division. The papers produced by the publication paper division are used for newspapers, magazines, catalogues and direct mail in large quantities.

We are the world’s second largest producer of uncoated magazine paper and coated magazine paper, with combined annual production capacity of 4.6 million metric tons and a share of global production capacity of approximately 17 percent. Europe and North America are the principal markets for our magazine paper. Currently, we have approximately 20 percent of the European and approximately 20 percent of the North American production capacity for magazine paper. We are currently the world’s third largest producer of newsprint, with annual production capacity of approximately 3.5 million metric tons and a share of global production capacity of approximately 8 percent in 2004. The principal market for our newsprint is in Europe, where we have approximately 22 percent of the production capacity for newsprint.

Publication paper accounted for 34 percent of our sales in 2004, compared to 34 percent in 2003 and 36 percent in 2002.

The following table presents the capacity of publication paper by country or geographic area for the year ended December 31, 2004:

2004
(%)
North America	20
Germany	25
Finland	22
France	7
Belgium	7
Sweden	19

Total	100

Our magazine paper strategy is to focus on our present paper grades and to develop value-added products, such as high quality coated and supercalendered printing papers, for our principal markets in Europe and North America. We seek to be the preferred supplier for our customers by offering the best product quality and a high level of customer service. Our strategy is to enhance cost competitiveness and to further optimize our asset structure in this business area and to seek growth opportunities.

Our newsprint strategy is to utilize the natural characteristics of fiber raw materials. We use virgin fiber, fiber obtained from wood and being used for the first time in the production of pulp, for value-added products, while we use recycled fiber for standard newsprint. Our use of recycled fiber increased further when our 100 percent recycled fiber based mill in Langerbrugge, Belgium began production in June 2003. We believe that the market trend is towards more customized and varied speciality grades of newsprint. We see growth opportunities for this business area in Europe and in emerging markets.

As part of our strategy, we intend to continue to increase the specialization of our paper machines for publication papers and phase out production that does not prove to be profitable over the long term. In accordance with this strategy, we closed down paper machine no. 1 at the Summa mill in Finland and paper machine no. 2 at the Langebrugge mill in Belgium in 2003.

The following table presents financial and statistical data regarding the publication papers product area for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	4,715.6	4,295.7	4,343.3
of which group internal sales	116.4	116.4	121.0
Operating profit (loss)	(762.7)	47.2	144.5
Operating margin	(16.2)%	1.1%	3.3%
Capital expenditure	482.2	591.6	486.3
Average operating capital(1)	4,202.0	3,953.2	4,057.4
Operating capital, year-end(2)	4,103.7	4,132.1	4,265.7
ROOC(3)	7.5%	2.8%	2.3%
Operating profit excluding non-recurring items and goodwill amortization(4)	313.6	111.1	91.3
Operating margin excluding non-recurring items and goodwill amortization(5)	6.7%	2.6%	2.1%
Average personnel	13,241	12,903	12,317

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €(1,019.6) million, €(29.5) million and €76.4 million, respectively, and goodwill amortization of €56.6 million, €34.4 million and €23.2 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €(1,019.6) million, €(29.5) million and €76.4 million, respectively, and goodwill amortization of €56.6 million, €34.4 million and €23.2 million, respectively.

Products

Uncoated Magazine Paper.    Uncoated magazine paper grades include supercalendered and machine finished paper. We produce supercalendered paper in the United States, Sweden, Belgium, Germany and Canada and machine-finished paper in Finland. Uncoated magazine paper is used primarily in magazines and catalogs with broad circulation and for other printed advertising purposes. Niche products produced by the magazine paper business area include wall paper base, which is produced in Germany.

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

Capital Expenditures

Uncoated Magazine Paper.    We have invested in the rebuild of uncoated magazine paper machine no. 6 at the Maxau mill, Germany, in total €168.0 million, of which €111.4 million were invested in 2004 and €52.9 million in 2003. During 2004, preparations were initiated for the installation of a new supercalendered paper machine no. 12 at the Kvarnsveden mill, Sweden, which is scheduled to be completed in 2005. The total investment in this paper machine is expected to amount to €467.0 million, of which €86.6 million was invested in 2004 and €4.3 million in 2003. Paper machine no. 2 at the Summa mill was prepared for its €53.0 million NGS-project, which resulted in capital expenditures of €24.0 million in 2004. Our investment in the rebuilding of paper machine no. 3 at the Langerbrugge mill in Belgium to convert it to the production of supercalendered magazine paper instead of newsprint and to increase its capacity by 50,000 metric tons to 165,000 metric tons amounted to €36.4 million. The Langerbrugge rebuild was already completed in December 2002 at a cost of €32.5 million in 2002. In 2003, additional investments of €3.9 million were made.

Coated Magazine Paper.    In 2004, the rebuild of the magazine paper machine no. 5 at the Corbehem mill, France, was prepared. The total investment is expected to amount to €60.0 million, €25.7 million of which was invested in 2004 and €6.0 million in 2003. The construction of a new energy plant at the same site was completed in 2004 at a total cost of €23.0 million, of which €6.8 million was invested in 2004 and €14.8 million in 2003. The €30.5 million Solaris Press project relating to paper machine no. 2 at the Kotka mill in Finland led to capital expenditures of €1.9 million in 2004 and €27.3 million in 2003. We also invested €18.8 million to the building of a peroxide plant at our Veitsiluoto mill in Finland, completed in 2004, to enhance the quality of magazine paper, of which €14.4 million was invested in 2004 and €4.4 million in 2003. We spent €23.3 million on the rebuilding of paper machine no. 26 at the Biron mill in the United States in 2004. In addition, we invested €10.4 million in a pulp conversion project at three mills, the Wisconsin Rapids pulp mill, the Biron mill and the Kimberly mill in the United States, which aims at converting the Wisconsin Rapids pulp mill to all-hardwood pulp production and integrating the output to the Wisconsin Rapids and the Kimberly mills.

Newsprint.    In 2004, the completion of the €477.1 million project to build paper machine no. 4 at the Langerbrugge mill in Belgium resulted in investments of €11.1 million, whereas €201.1 million was invested in 2003. We are constructing a new boiler at the Kvarnsveden mill in Sweden for a total cost of €55.0 million, €20.0 million of which was invested in 2004 and €23.6 million in 2003. Furthermore, a new thermo-mechanical pulp line was installed at the Varkaus mill in Finland for €37.0 million consisting of €22.8 million in 2004 and €9.5 million in 2003. Various DIP improvement measures at the Hylte mill, Sweden, are scheduled to result in a total cost of €19.0 million. During 2004, €14.2 million was invested and €1.2 million in 2003. In addition, we have spent €13.9 million for the modernization of paper machine no. 1 at the Sachsen mill in Germany, of which €0.8 million was spent in 2004 and €13.1 million in 2003. We also invested €49.4 million in a thermo-mechanical pump line to be installed at Port Hawkesbury mill in Canada, of which €20.7 million was spent during 2004.

Sales

The following table describes deliveries of publication paper by paper grade for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of metric tons)
Uncoated magazine paper	1,430	1,477	1,548
Coated magazine paper	2,440	2,445	2,507
Wall paper base	38	39	34
Newsprint	2,899	2,993	3,309

Total	6,807	6,954	7,398

The following table presents sales of publication paper by geographic area for the year ended December 31, 2004:

2004
(%)
Northern Europe(1)	19.2
Continental Europe	53.7
North America	18.7
Asia Pacific	5.2
Other	3.2

Total	100.0

(1)	Northern Europe includes the Nordic countries (Finland, Sweden, Denmark and Norway), the United Kingdom and Ireland.

Competition

Like all sectors of the forest products industry, the market for magazine paper is highly competitive. Our principal competitors in uncoated magazine paper grades in the European market are UPM-Kymmene Corporation, Myllykoski Paper Oy, Norske Skog Industrier ASA and Svenska Cellulosa Aktiebolaget SCA (publ), and in the North American market, Abitibi-Consolidated Inc., Bowater Inc., Norske Skog Canada Ltd. and UPM-Kymmene. Our principal competitors in coated magazine paper in Europe are UPM-Kymmene, Myllykoski, Cartiere Burgo SpA, Norske Skog, Svenska Cellulosa and M-Real Corporation and, in the North American market, International Paper Company, UPM-Kymmene and Bowater Incorporated.

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

Fine Paper

General

We are the second largest manufacturer of coated fine paper in the world with approximately 13 percent share of the production capacity in Europe and approximately 16 percent share of the production capacity in the United States. We are the fifth largest manufacturer of office papers in the world with approximately 14 percent share of the production capacity in Europe. We are the world’s largest producer of speciality papers. The total annual capacity of our fine and speciality paper production facilities is 4.6 million metric tons. In 2004, fine paper division accounted for 23 percent of our sales.

The following table presents the capacity of fine paper by country or geographic area for the year ended December 31, 2004:

2004
(%)
Finland	47
Sweden	16
North America	22
Germany	6
The Netherlands	5
China	4

Total	100

All fine paper products contain a high proportion of chemical pulp, chemicals and fillers. Our fine paper strategy is to focus on the profitable manufacture of fine paper for the graphic industry and office product distribution chains, using environmentally accepted primary fiber as a raw material. We anticipate growth opportunities for this product area principally in Europe and in Asia, where we are already operating through our own production facilities in China and a minority holding in a producer in Thailand.

We produce coated fine paper in China through our subsidiary, Stora Enso Suzhou Paper Co Ltd (“Suzhou”), which is partly owned by local Chinese entities. As a result of our acquisition of an additional 20 percent of the shares of Suzhou in October 2001, we currently own 80.9 percent of Suzhou and the local Chinese entities hold the remaining interest. Under the terms of the shareholders agreement, we may sell coated fine paper in China, Hong Kong and Taiwan only through this company. The total annual capacity of Suzhou’s coated fine paper production facility is approximately 170,000 metric tons, and sales through Suzhou totaled approximately €102.3 million in 2004.

In 2004, we commenced a plan to invest €38 million in the upgrading and modernizing of the paper machine and increase of its sheeting capacity at Suzhou mill in China. The investment is intended to improve productivity and safeguard market presence in the fast-growing Chinese market. To the date of this annual report, we have spent €2.0 million towards this plan.

The following table presents financial and statistical data regarding the fine paper product area for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	3,427.4	3,197.7	3,173.1
of which group internal sales	287.4	274.5	266.6
Operating profit	67.9	100.1	104.0
Operating margin	2.0%	3.1%	3.3%
Capital expenditure	134.6	219.1	198.6
Average operating capital(1)	3,893.4	3,484.3	3,361.2
Operating capital, year-end(2)	4,303.8	3,874.9	3,837.2
ROOC(3)	7.7%	4.4%	1.9%
Operating profit excluding non-recurring items and goodwill amortization(4)	298.3	153.5	64.3
Operating margin excluding non-recurring items and goodwill amortization(5)	8.7%	4.8%	2.0%
Average personnel	9,872	9,521	8,921

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €(176.3) million, €(10.3) million and €78.5 million, respectively, and goodwill amortization of €54.1 million, €43.1 million and €38.8 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €(176.3) million, €(10.3) million and €78.5 million, respectively, and goodwill amortization of €54.1 million, €43.1 million and €38.8 million, respectively.

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

Products

Graphic (Coated Fine) Paper.    Coated fine paper has a pigmented surface layer, which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations. Coated fine paper is used in the production of marketing materials, brochures and high-quality books and magazines. We produce coated fine paper in Finland, Sweden, the United States, Germany and China.

Office (Uncoated Fine) Paper.    Our primary uncoated fine paper products are copy and offset papers, envelope and writing papers, continuous stationery papers and digital printing papers. We produce uncoated fine paper in Finland, Sweden and the Netherlands.

Speciality Papers.    Our speciality paper products include flexible packaging papers, technical papers and label papers. Our production facilities for speciality papers are located in Finland, Germany and the United States. The speciality papers business group within our packaging boards division was created in October 2001 and transferred as a business area to our fine paper division in 2003.

Capital Expenditures

Fine Paper investments in 2004 included the completions of the rebuild of paper machine no. 3 at the Veitsiluoto mill in Finland at a cost of €27.5 million and the upgrade of paper machine no. 1 at the Nymölla mill in Sweden at a cost of €12.1 million. In 2004, the biological effluent treatment project at the Veitsiluoto mill was completed at a cost of €3.4 million, and the quality and capacity development project related to paper machine no. 9 at the Grycksbo mill in Sweden at a cost of €7.3 million was also completed. In 2003, we invested €82.4 million to upgrade our paper machine no. 3 and a further €10.6 million for the office paper project at the Veitsiluoto mill and €6.7 million in a graphic paper project at the Oulu mill in Finland. In addition, we invested €10.7 million in the upgrade of paper machine no. 1 and €15.6 million for the office paper projects at the Nymölla mill in Sweden. In 2002, we invested €16.5 million in the rebuild of paper machine no. 6 at the Oulu mill.

Sales

The following table describes the deliveries of fine paper by paper grade for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of metric tons)
Graphic (coated) fine paper	1,826	1,900	2,120
Office (uncoated) fine paper	1,330	1,347	1,393
Speciality papers	276	344	380

Total	3,432	3,591	3,893

The following table presents sales of fine paper by geographic area for the year ended December 31, 2004:

2004
(%)
Northern Europe	19.5
Continental Europe	36.1
North America	27.9
Asia Pacific	10.0
Other	6.5

Total	100.0

Competition

Our principal competitors in the European coated fine paper market are M-real, Sappi Limited, Lecta and UPM-Kymmene. Asian Pulp & Paper Inc. is our principal competitor in Asia. Our principal competitors in the European uncoated fine paper market are Mondi Packaging Company, UPM-Kymmene, Grupo Portucel Soporcel, International Paper and M-real. Our principal competitors in the North American market in coated fine paper are Sappi, Cerberus and International Paper. We do not have operations in the uncoated fine paper market in North America.

The competition in the market for fine paper is principally driven by price and quality considerations.

Merchants

Our paper merchants act as an important link in the distribution of our fine paper products to the graphical industry. Merchants division comprises of service companies selling and distributing mainly fine paper products to the graphical industry. Merchants operate under the name of Papyrus. In 2004, paper merchants accounted for 5 percent of our sales.

Papyrus is the leading paper merchant in the Nordic countries and seventh largest in Europe and its primary objective is to leverage that position to become a leading paper merchant in Europe mainly through acquisitions.

The following table presents financial and statistical data regarding our paper merchants product area for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	720.6	627.6	637.9
of which group internal sales	1.8	1.8	9.6
Operating profit (loss)	(24.7)	(8.9)	9.9
Operating margin	(3.4)%	(1.4)%	1.6%
Capital expenditure(1)	0.0	25.6	3.2
Average operating capital(2)	174.0	152.5	164.6
Operating capital, year-end(3)	170.6	159.5	192.7
ROOC(4)	3.1%	(4.3)%	6.8%
Operating profit (loss) excluding non-recurring items and goodwill amortization(5)	5.4	(6.7)	11.2
Operating margin excluding non-recurring items and goodwill amortization(6)	0.7%	(1.1)%	1.8%
Average personnel	1,411	1,254	1,296

(1)	Includes finance lease on buildings of €21.5 million.
(2)	Average operating capital excluding goodwill.
(3)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(4)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(5)	Operating profit (loss) excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €(24.9) million, €0.0 million and €0.8 million, respectively, and goodwill amortization of €5.2 million, €2.2 million and €2.1 million, respectively.
(6)	Operating margin excluding non-recurring items and goodwill amortization 2002, 2003 and 2004 excludes non-recurring items of €(24.9) million, €0.0 million and €0.8 million, respectively, and goodwill amortization of €5.2 million, €2.2 million and €2.1 million, respectively.

The main market for our paper operations is Europe, especially the Nordic region. Our customer base comprises approximately 42,000 customers, primarily printers. Other customers include offices and agencies in the public and private sectors. In 2004, our products accounted approximately 45 percent of the volume distributed.

Our main competitors are PaperlinX Limited, Antalis Group, Igepa Group GmbH & Co. KG, Map Merchant Group and Inapa Group. Our strength in paper merchant operations is based on the synergistic gains generated from coordination between the distribution and production at the mills.

Packaging Boards

General

Packaging Boards produces materials for packaging applications: consumer packaging boards, graphical boards, containerboards and corrugated boxes, industrial papers for laminating industry, coreboards and cores. In December 2004, Packaging Boards acquired also kraft paper and paper sack production in Poland.

Our annual production capacity for packaging boards is 3.6 million metric tons. In 2004, Packaging Boards accounted for 21 percent of Stora Enso sales.

The following table presents the capacity of Packaging Boards by country or geographic area for the year ended December 31, 2004:

2004
(%)
Finland	51
Sweden	28
Poland	7
Germany	6
Other Europe	7
North America	1

Total	100

Our goal in the Packaging Boards product area is to achieve a market share in excess of 25 percent in selected markets and product segments through growth based on innovation and development. Our strategy is to improve competitiveness by streamlining production and improving productivity. We expect growth within this product area to take place mainly within our existing product portfolio and through our acquisitions and our investments in new operations in developing markets.

The following table presents financial and statistical data regarding the packaging boards product area for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	2,720.2	2,761.6	2,771.5
of which group internal sales	148.3	199.1	219.0
Operating profit	332.3	280.5	339.7
Operating margin	12.2%	10.2%	12.3%
Capital expenditure	140.5	170.9	167.3
Average operating capital(1)	2,565.8	2,518.5	2,608.3
Operating capital, year-end(2)	2,587.4	2,530.0	2,753.3
ROOC(3)	13.5%	11.6%	10.6%
Operating profit excluding non-recurring items and goodwill amortization(4)	345.3	292.4	277.6
Operating margin profit excluding non-recurring items and goodwill amortization(5)	12.7%	10.6%	10.0%
Average personnel	9,949	10,068	10,113

(1)	Average operating capital excluding goodwill.

(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €0.1 million, €0.0 million and €67.0 million, respectively, and goodwill amortization of €12.9 million, €11.9 million and €4.9 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €0.1 million, €0.0 million and €67.0 million, respectively, and goodwill amortization of €12.9 million, €11.9 million and €4.9 million, respectively.

The largest market for our packaging board products is Europe but our products are sold worldwide. We believe that our strength in multilayer consumer packaging boards is based on the broad variety of pulps used in our products, the recyclability of our products and the high level of integration to our own pulp resources, which enables cost-efficient production.

Products

Consumer Boards.    Consumer packaging boards include liquid packaging boards, food service boards, graphical boards, cigarette boards and cartonboards. They are used in a variety of end-use segments forming packaging solutions, for example, for the food and non-food, pharmaceutical, cigarette and cosmetics industries and also for graphical end-uses such as postcards, brochures and covers. Our primary fibre board grades are solid bleached sulfate grades, coated unbleached kraft boards, folding boxboards and white lined chipboard, which is paperboard made of recovered fiber. Our liquid packaging boards are used for packaging of products such as milk, juices, soups and spices. Our food service boards are used in the manufacture of drinking cups and processed food packaging. We are one of the world’s leading manufacturers of consumer packaging board overall and Europe’s largest manufacturer. Due in part to our proprietary plastic coating technology and our ability to manufacture board suitable for the different packaging and filling systems of our customers, we can offer our boards for wide range of end-uses. Our consumer packaging board production facilities are located in Finland, Sweden, Germany and Spain.

Corrugated Packaging.    Corrugated board is the forest products industry’s largest single product sector. Corrugated board is used primarily in transportation packaging and may also be used in consumer packaging. Corrugated board is produced by combining layers of linerboard and fluting in a corrugated conversion process. Linerboard is paperboard used as the top and bottom layer, around the pleated paperboard fluting, in corrugated board. We both manufacture the raw materials, linerboard and fluting, and have converting operations. Our corrugated board business area currently produces corrugated packages at our converting plants in Finland, Sweden, Estonia, Latvia, Lithuania, Hungary and Russia as well as Poland, where we aquired production facilities in December 2004. Our goal is to maintain our position as a leading producer of corrugated board in the Baltic Rim area, which is our principal market for corrugated board.

Containerboards.    Corrugated board raw materials are produced in Sweden, Finland and Poland. Principal products include flutings, which are the wave forming materials for corrugated board, and liners, which are the outer layers in corrugated board. We produce both recycled and primary fibre grades and sell containerboards worldwide.

Cores and Coreboards.    Coreboard, which is produced from recovered fibers, sometimes combined with a small portion of primary wood pulp, is used to produce paperboard tubes for the paper, textile and plastic-film industries. Our production of coreboard in Europe is carried out through Corenso United Oy Ltd., a venture with UPM-Kymmene, in which we hold a 71 percent interest. Corenso has production facilities in Finland, Germany, France, the United Kingdom, Spain, the Netherlands, Sweden, China and the United States. Coreboard is an essential part of our recycling strategy because used beverage cartons may be collected and recycled into coreboard. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions.”

Sack Paper and Paper sacks.    Sack paper is produced in Poland for our own paper sack production in Poland and Serbia and also for export as paper.

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

Capital Expenditure

In 2004, we invested €54.7 million in Energy 2005 project at the Skoghall mill. This aims to secure the future basis for board production at the Skoghall mill and strengthen the mill’s energy supply to enable production with low emissions. At the Baienfurt mill in Germany, we invested €28.1 million to enhance the folding box board production in 2004. We also completed a €5.0 million investment in our latest corrugated board mill in Arzamas, Russia.

Sales

The following table describes deliveries of Packaging Boards by board or paper grade for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of metric tons, except as otherwise indicated)
Consumer boards	2,153	2,270	2,316
Containerboards	307	285	307
Coreboards	289	281	315
Laminating papers	161	170	181

Total	2,910	3,006	3,119

Cores	145	152	168
Corrugated board, millions of square meters	484	500	570

Set forth below are sales of Packaging Boards by geographic area for the year ended December 31, 2004:

2004
(%)
Northern Europe	25.8
Continental Europe	55.5
North America	2.3
Asia Pacific	11.6
Other	4.8

Total	100.0

Competition

Our principal competitors in the consumer packaging board market are International Paper, MeadWestvaco Corporation, Korsnäs, AssiDomän Cartonboard AB, M-real, Iggesund Paperboard, Mayr-Melnhof Karton AG and Reno de Medici S.p.A. Our principal competitors in the corrugated board market are Kappa Packaging, Smurfit-Stone Container Corporation and SCA Packaging. Our principal competitor in the coreboard area is Sonoco Products Company. Our principal competitors in laminating papers are MeadWestvaco and International Paper.

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

General

Product range of our wood products division includes rough and semi-finished sawn and processed wood products and components. Focus is on mass customized value-added products, like planed, finger jointed, glued, stress graded, special dried and special measured or profiled products.

We are one of the largest producers of sawn softwood products in the world, operating 25 sawmills and 22 further processing sites in ten countries, and are the leading European supplier of sawn wood products to North America and Asia. In 2004, wood products accounted for 12 percent of Stora Enso group’s sales. The main markets for our sawn and further-processed wood products are in Europe, which covers 58 percent of all of sales. Asia Pacific covers 25 percent, North America 9 percent and North Africa and Middle East 8 percent of our sales. Our annual production capacity of sawn wood products is 7.7 million cubic meters, of which 3.2 million cubic meters are value-added products.

The following table presents the capacity of wood products by country for the year ended December 31, 2004:

2004
(%)
Finland	30
Austria	24
Sweden	13
Czech Republic	12
Estonia	12
Other Europe	9

Total	100

Developing our wood products product range is one of the key elements of the Group fiber strategy which secures high- quality, cost competitive raw materials from socially and environmentally sustainable sources. The aim of the strategy is to reduce raw material costs, which currently account for approximately 70 percent of our costs, support our fiber requirements profitably and to serve customers in selected construction and interior decoration market segments worldwide. We will focus on achieving economies of scale, mill specialization and an increase in on-line, value-added and further processing of our products.

The following table sets forth selected financial and statistical data regarding our wood products division for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	1,235.2	1,400.0	1,566.8
of which group internal sales	95.8	105.4	120.0
Operating profit	30.1	6.5	29.8
Operating margin	2.4%	0.5%	1.9%
Capital expenditure	53.5	141.9	68.1
Average operating capital(1)	408.4	522.8	662.6
Operating capital, year-end(2)	533.8	811.9	842.5
ROOC(3)	10.9%	5.1%	5.2%
Operating profit excluding non-recurring items and goodwill amortization(4)	44.5	26.5	34.7
Operating margin excluding non-recurring items and goodwill amortization(5)	3.6%	1.9%	2.2%
Average personnel	3,745	4,626	4,856

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €0.0 million, €0.0 million and €16.4 million, respectively, and goodwill amortization of €14.4 million, €20.0 million and €21.2, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €0.0 million, €0.0 million and €16.4 million, respectively, and goodwill amortization of €14.4 million, €20.0 million and €21.2, respectively.

In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester for an aggregate purchase price of €122.6 million. Following the completion of the acquisition, the sawmilling operations of AS Sylvester became Stora Enso Timber AS. Stora Enso Timber AS operates seven sawmills in Estonia, Latvia and Lithuania. We aim to provide further opportunities through these acquisitions for our sawmilling operations to realize the overall development potential of Stora Enso Timber. In March 2005, we acquired the remaining 34 percent of the Sylvester shares.

We believe that the key strengths of our wood product division include the specialization of our sawmills, each of which concentrates on either spruce or pine milling, and the proximity of many of our sawmills to our paper and board mills, both of which improve efficiency. Another key element is developing services along the value chain, meaning distribution set-ups and improved information technology solutions for the order-delivery chain.

Products

Our mills produce wood products used for the joinery and construction industries worldwide. The production of wood products complements our paper and board manufacturing operations as by-products of the sawmill operations are used by other divisions to manufacture paper or as an energy source for manufacturing processes.

Capital Expenditure

In 2004, we invested €13.1 million under the Sylvester investment program in the Baltic states, the main investment being a new beam mill at the Imavere sawmill. We also invested €9.4 million into Finnish sawmill upgrades at the Varkaus and Kitee sawmills. Our other principal investments were a production line upgrade at the Zdirec sawmill in the Czech Republic and building post production lines at the Ybbs mill in Austria.

Our principal projects in 2003 and 2002 were building new sawmills at Pitkäranta and Neblochi in Russia, as well as modernizing the Ala, Kopparfors and Gruvön sawmills in Sweden and the Varkaus, Kotka and Kitee sawmills in Finland.

Sales

The following table describes our wood products deliveries by production groups for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of cubic meters)
Nordic redwood	1,392	1,344	1,495
Nordic whitewood	1,681	1,514	1,645
Central European timber	2,039	2,964	2,507
Baltic redwood	—	—	393
Baltic whitewood	—	—	624

Total	5,112	5,822	6,664

Competition

Our principal competitors in the European sawmilling sector are UPM-Kymmene, Finnforest Oyj, AssiDomän and Svenska Cellulosa. In Japan, we compete with all major forest products groups in wood products.

Wood Supply Europe

General

Stora Enso’s wood supply business areas are located in the Baltic States, continental Europe, Finland, Russia and Sweden. Wood Supply Europe procures and supplies about 43 million cubic meters of wood annually for our own mills in Europe.

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

In 2004, our total wood consumption in Finland, Sweden, continental Europe, the Baltic States and Russia amounted to 41.6 million solid cubic meters. Sourcing from Russia to Finland, the Baltic states and Sweden totaled 6.9 million cubic meters and from the Baltic States to Sweden and Finland 2.8 million cubic meters. A total of 1.3 million solid cubic meters of wood, with a stumpage value of €36 million, was obtained from our own forests in Sweden before the restructuring of the forest land in Sweden. For a discussion of our guidelines regarding our wood procurement activities, see “Item 4. Information on the Company—Environmental Matters.” In 2004, Wood Supply Europe accounted for four percent of our sales.

The goal of our wood procurement operations is to secure an undisturbed supply of wood raw materials for our operations using environmentally sustainable methods. As part of this goal, our wood procurement operations seek to develop greater coordination between our wood procurement operations in the Baltic Sea region and continental Europe.

The following table presents financial and statistical data regarding our Wood Supply Europe for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions, except for percentages and personnel data)
Total sales	1,958.7	2,074.3	2,481.5
of which group internal sales	1,514.7	1,581.7	1,931.8
Operating profit	120.5	116.5	158.6
Operating margin	6.1%	5.6%	6.4%
Capital expenditure	24.9	20.2	21.9
Average operating capital(1)	1,090.0	1,352.5	585.0
Operating capital, year-end(2)	906.2	1,798.8	176.5
ROOC(3)	8.7%	8.6%	5.5%
Operating profit excluding non-recurring items and goodwill amortization(4)	94.6	116.5	32.3
Operating margin excluding non-recurring items and goodwill amortization(5)	4.8%	5.6%	1.3%
Average personnel	2,265	2,599	3,157

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Operating profit excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €25.9 million, €0.0 million and €126.3 million, respectively.
(5)	Operating margin excluding non-recurring items and goodwill amortization for 2002, 2003 and 2004 excludes non-recurring items of €25.9 million, €0.0 million and €126.3 million, respectively.

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

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€104.2 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€34.6 million).

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and 5 percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares of our forest land in Ontario, Canada. Approximately €18 million of operating capital was released and the transaction did not have any effect on the results of our operations for 2004.

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

We consume internally a majority of the pulp we produce, but we also sell a portion of it to third parties. Pulp sold to third parties is called market pulp. Because some of our paper mills are not located near our pulp mills, we also purchase market pulp from third parties. We produced 5,130 metric tons of chemical pulp in 2004. We consumed 4,335 metric tons of this amount internally for the production of paper and board and sold the remainder to third parties. We were a net buyer of pulp in 2004, with purchase exceeding sales by four metric tons.

Only a limited portion of the pulp we produce is made with wood from our own forest lands. Currently, we have limited forest holdings in Canada and Portugal and certain other countries. During the recent past, we have sold our forest lands in Finland and Sweden and part of our forest lands in the United States and Canada. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.” We purchase other raw materials on the world market from multiple sources of supply, including various chemicals and minerals, such as calcium carbonate, kaolin, latex, optical whitener, starch and hydrogen peroxide.

Long-fiber chemical pulp, made of spruce or pine, is used to manufacture paper requiring superior strength such as magazine paper. Short-fiber chemical pulp, made of birch, beech or eucalyptus, is used primarily in fine papers and boards. Fluff pulp, which is produced by dry defibration and takes on a cotton-like appearance, is used in absorbent materials such as feminine hygiene products and diapers.

The following table presents our total production of pulp, the portion of our production we used internally and the portion we sold to third parties, our purchases of market pulp and the resulting balance in 2004.

	Long- fiber pulp	Short- fiber pulp	Fluff pulp	Total Pulp
	(in thousands of metric tons)
Production
Own mills	2,299	2,444	213	4,956
Associated mills (Sunila)	174	—	—	174

Total	2,473	2,444	213	5,130
Deliveries to own mills	(2,150)	(2,185)	—	(4,335)

Deliveries externally	323	259	209	791
Purchases	(484)	(311)	—	(795)

Pulp balance	(161)	(52)	209	(4)

We sold 791 metric tons of pulp to third parties in 2004 compared to pulp sales of 851,000 metric tons in 2003 and 823,000 metric tons in 2002.

Our pulp mills operate under product areas. The Celbi mill in Portugal and the Skutskär mill in Sweden are currently part of the fine paper product area, the Norrsundet mill in Sweden, the Kemijärvi mill in Finland and the Sunila joint venture in Finland are part of the publication paper product area and the Enocell mill in Finland is part of the packaging boards product area.

In May 2003, we, together with Aracruz Celulose S.A., announced our decision to proceed with the construction of an eucalyptus pulp mill with an annual capacity of 900,000 metric tons for Veracel Celulose S.A. in Bahia, Brazil. We will be entitled to one-half of the mill’s output. The total investment in this project is estimated at €917 million, of which 45 percent will be financed by an equity investment made by us and Aracruz Celulose S.A. and 55 percent will be financed by loans from a syndicate of development banks. As of December 31, 2004, our equity investment in this project amounted to € 273.0 million. The construction of the pulp mill is proceeding as planned and is scheduled to be completed by mid-2005.

Energy

Electricity is a significant component of our production costs, especially in the production of mechanical pulp where electricity accounts for up to 20 percent of variable costs. As a result, we own power plants located at our mills and hold substantial interests in affiliated power generators to secure a portion of our electricity needs.

The following table sets forth our total electricity procurement and electricity consumption in 2004:

	Finland	Sweden	Other Europe	North America	Asia	Total
	(Twh)
Electricity production:(1)
CHP (Combined heat and power)	4.0	1.1	1.8	1.0	0.03	7.9
Hydropower	0.4	0.0	0.0	0.2	0.0	0.6
Nuclear power	1.3	0.0	0.0	0.0	0.0	1.3
Other sources	0.8	0.0	0.0	0.0	0.0	0.8

Total	6.4	1.1	1.8	1.2	0.0	10.5
External purchasing	2.3	5.1	3.9	3.8	0.1	15.1

Total procurement	8.7	6.2	5.7	5.0	0.1	25.7

Stora Enso mill consumption	8.3	6.2	5.0	4.8	0.12	24.4
External sales	0.4	0.04	0.6	0.14	0.0	1.2

(1)	The electricity supplied by our own power plants or obtained as a result of ownership interests in power companies.

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

Transportation and Logistics

We are one of Europe’s largest consumers of transportation services by volume. While we manage the transport and distribution of our products internally, we utilize services of various suppliers in the transport field. Transportation costs, a significant portion of which is outsourced, represented approximately 11 percent of our 2004 sales. We select transportation service providers based on long-term cost efficiency, quality, customer requirements, flexibility and environmental awareness.

Transport from the Nordic region is handled through various means, including by sea, truck and rail. Goods from our Central European mills are transported and distributed on the European continent primarily by truck. In 2000, we introduced BasePort, a new transport system for our Swedish exports. One key component of the new system is an intermodal carrier for use in shipments by rail and sea. Another key component on the sea route between Gothenburg, Sweden, and Zeebrugge, Belgium, are the new roll-on/roll-off vessels, which are ships that permit direct vehicle loading. We are implementing the BasePort system gradually over a five-year period. We expect the system to result in cost-savings in transport efficiency, a reduction in emissions and energy consumption per unit weight of goods by nearly one-half, and improved customer service.

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

We invest substantial capital resources on environmental compliance and monitoring of the environment. In 2004, we spent €261 million on capital expenditures and operating and maintenance costs relating to environmental compliance, compared to €254 million in 2003 and €250 million in 2002. The variability in our capital expenditure and operating and maintenance costs for environmental compliance is attributable to the fact that our capital projects for such matters are generally large, although few in number. We expect these amounts generally to decrease over time as capital projects are completed. In addition, we routinely incur costs for the remediation of environmental conditions at our various facilities. Our major current remediation projects include decommissioning activities at the Falun mine in Sweden, the clean-up of mercury contamination at the former chloralkali plant at Skoghall in Sweden, the final safe disposal of mercury at the Skutskär harbor in Sweden and the remediation of soil contamination by chlorophenols, dioxins and furanes at the former Pateniemi sawmill in Oulu, Finland. We currently estimate that our future liabilities relating to our past practices and those of our predecessors will total approximately €45 million.

The U.S. Clean Air Act Amendments of 1990 establish Maximum Achievable Control Technology (“MACT”) standards to reduce air emissions of hazardous air pollutants. The MACT standards for different industrial categories are being developed by the U.S. Environmental Protection Agency (“EPA”). On April 15, 1998, the EPA issued MACT regulations governing air emissions and water emissions from the pulp and paper industry, known as the Cluster Rules. Compliance with various phases of the Cluster Rules is expected to reduce the industry’s toxic air pollutant emissions and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. We are in compliance with the first phase of such rules, which became effective on April 15, 2001. The second phase of such rules will become effective on April 17, 2006. We are also in compliance with the MACT regulations applicable to kraft pulp mill, lime kiln, recovery boiler and smelt dissolving tank sources which became effective on March 13, 2004. Compliance with the paper and other web coating MACT standards will be required by December 5, 2005. We are not anticipating significant expenditures to comply with the paper and other web coating MACT standards. On September 13, 2004, EPA finalized the industrial boiler MACT regulations. Compliance with the regulations is required by September 13, 2007. These regulations impact 11 existing solid fuel boilers at our facilities in the United States. We continue to review compliance options to develop cost effective compliance plans. The regulations contain significant recordkeeping, monitoring and reporting requirements.

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

Forestry and Wood Procurement.    Our wood procurement strives for balancing the economic, environmental and social aspects of sustainability. We believe that our wood procurement operations meet the requirements of all applicable policy, legal and regulatory obligations in the host jurisdiction. Much of the environmental legislation to which we are subject is intended to preserve natural biodiversity of forests and create a legal framework for long-term sustainability of forest management. We strive to gain acceptance and recognition for our forest management and wood procurement practices through certification by independent parties. In 2004, approximately 48 percent of all the wood used by us (excluding externally purchased chips) came from certified forests. Our wood procurement operations in the United States received ISO 14001 certification in 2002, while our Canadian wood procurement has been operating with an ISO 14001 certificate since 1998.

We do not purchase wood from protected areas or areas in the process of designation for protection, unless purchases are clearly in line with the relevant conservation regulations and goals. We also do not purchase wood from old-growth forests. Our wood traceability system, which enables us to verify the sustainability and legality of wood sources, covered 98 percent of our wood supply at the end of 2004.

Content of Recycled Fiber.    In recent years, forest products companies have been subject to increasing pressure to use renewable resources in the manufacture of their products and to manufacture recyclable products. In some jurisdictions where we operate, legislation has been enacted to require minimum levels of recycled fiber in forest industry products. In 2004, we used approximately 2.4 million metric tons of recycled paper in the manufacture of our products.

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

In 2004, most of our environmental parameters, which generally follow production levels, were lower than in 2003. This was mainly due to the higher utilization rates of our production facilities in 2004. The higher utilization rate resulted from fewer production curtailments in 2004 compared to 2003 since the curtailments generally result in higher emission levels than what would have occurred if production would continue steadily at full capacity. In 2004, as compared to 2003, significant reductions were achieved in all discharges into water, with reductions normalized for production volume amounting to approximately 7 percent of nitrogen and approximately 7 to 8 percent of AOX and COD and approximately 16 percent of phosphours. Land filling of solid waste normalized for production volume, however, increased by approximately 9 percent. Due to our significant improvements in the reduction of land filling in the recent years, including a 25 percent reduction in 2002, the performance on land filling is currently at a level where annual fluctuations in performance affect the overall performance more than single improvements. The increase in land fillings in 2004 was principally due to specific circumstances at three landfills. At the Duluth mill in the United States, less waste than previously can be used to cover landfills due to the new limitations set by the State of Minnesota. At the Maxau mill in Germany, the waste generated during the rebuilding of paper machine no. 6 has resulted in a temporary increase in land fillings. Also, reduced demand for construction material at one of our landfill sites has resulted in increased amounts of waste material being placed in a landfill from our Biron mill in the United States.

We have been included in the Dow Jones Sustainability Indexes from the year 1999.

Significant Subsidiaries

Stora Enso Oyj, our parent company, holds approximately 20 percent of the operating assets of the Stora Enso group, including packaging board and fluting mills in Imatra and Heinola in Finland, fine paper mills in Imatra, Oulu, Kemi and Varkaus in Finland, and a magazine paper mill in Kemi in Finland. Our subsidiaries conduct the substantial majority of the operations of the Stora Enso group and directly own the substantial majority of the assets of the Stora Enso group.

We have the following significant subsidiaries:

•	Stora Enso North America Inc. is a holding company for our operations in North America. It is incorporated in the United States and has its registered office in Wilmington, Delaware. It had issued share capital of $1,913 million and paid us no dividends in the year ended December 31, 2004. Our parent company owns 85.8 percent of the issued and outstanding shares of Stora Enso North America Corp, while the remaining 14.2 percent is owned by Stora Enso News AB, a wholly-owned subsidiary of Stora Enso AB.

•	Stora Enso AB is the holding company for the shares in our Swedish companies. It is incorporated in Sweden and has its registered office in Falun. It has issued share capital of SEK 1,000 million. It acquired all the remaining assets of Stora Kopparbergs Bergslags AB, a wholly-owned subsidiary of our parent company, in June 2003. Before the acquisition, Stora Kopparbergs Bergslags AB paid us dividends of SEK 15,000 million. Stora Enso AB paid us no dividend in the year ended December 31,2004. Our parent company owns all of the issued and outstanding shares of Stora Enso AB.

•	Stora Enso Beteiligungen GmbH is a holding company for our operations in Germany. It is incorporated in Germany and has its registered office in Düsseldorf. It has issued share capital of €106.2 million. Stora Kopparbergs Bergslags AB sold all the outstanding shares of Stora Enso Beteiligungen GmbH to our parent company in June 2003. Stora Enso Beteiligungen GmbH paid no dividends to our parent company in the year ended December 31, 2004.

Property, Plants and Equipment

We own our registered office located at Kanavaranta 1, Helsinki, Finland. We rent our other principal executive office in Stockholm and our international office in London. We generally own our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

The following table lists our principal manufacturing facilities:

Mill	Location	Grade/Product	Capacity as of December 31, 2004 (thousands of metric tons)
Publication Paper			8,155
Anjala	Finland	Machine finished coated, improved newsprint, book	515
Biron	United States	Light-weight coated	345
Corbehem	France	Light-weight coated	555
Duluth	United States	Supercalendered	235
Hylte	Sweden	Newsprint	830
Kabel	Germany	Light-weight coated, medium-weight coated, heavy-weight coated	615
Kimberly	United States	Light-weight coated	75
Kotka	Finland	Machine finished coated	170
Kvarnsveden	Sweden	Supercalendered, newsprint	730
Langerbrugge	Belgium	Supercalendered, newsprint, improved newsprint	560

Mill	Location	Grade/Product	Capacity as of December 31, 2004 (thousands of metric tons)
Maxau	Germany	Supercalendered, newsprint	685
Niagara	United States	Light-weight coated	220
Port Hawkesbury	Canada	Supercalendered, newsprint	570
Reisholz	Germany	Supercalendered	215
Sachsen	Finland	Newsprint, directory	340
Summa	Finland	Machine finished, newsprint, improved newsprint	405
Varkaus	Finland	Directory, improved newsprint, newsprint	285
Veitsiluoto	Finland	Light-weight coated, medium-weight coated	440
Whiting	United States	Light-weight coated	210
Wolfsheck	Germany	Supercalendered, wallpaper base	155

Fine Paper			4,575
Berghuizer	The Netherlands	Wood free uncoated	235
Grycksbo	Sweden	Wood free coated	280
Imatra	Finland	Wood free uncoated, coated specialties	300
Kimberly	United States	Wood free coated, coated specialties	485
Nymölla	Sweden	Wood free uncoated	470
Oulu	Finland	Wood free coated	970
Stevens Point	United States	Wood free coated, coated specialties	155
Suzhou	China	Wood free coated	170
Uetersen	Germany	Wood free coated, coated specialties	270
Varkaus	Finland	Wood free coated, wood free uncoated	325
Veitsiluoto	Finland	Wood free coated	550
Wisconsin Rapids	United States	Wood free coated, coated specialties	365

Packaging Boards Consumer Boards			2,600
Baienfurt	Germany	Folding boxboard	205
Barcelona	Spain	White line chipboard	170
Fors	Sweden	Folding boxboard	360
Imatra	Finland	Solid bleached sulphate board, liquid packaging boards, folding boxboard	895
Ingerois	Finland	Folding boxboard	200
Pankakoski	Finland	Folding boxboard, wood pulp board solid bleached sulphate board,	95
Skoghall	Sweden	Liquid packaging boards, folding boxboard, white top linerboard, coated craft back	675

Industrial papers			715
Heinola	Finland	Fluting	280
Imatra	Finland	Laminating papers	25
Kotka	Finland	Laminating papers	160
Ostroleka	Poland	Testliner, recovered paper, sack and wrapping papers	250

Coreboard			330
Pori	Finland	Coreboard	120
Soustre	France	Coreboard	85
Varkaus	Finland	Coreboard	90
Wisconsin Rapids	United States	Coreboard	35

Total Packaging Paper and Board			3,645

Mill	Location	Grade/Product	Capacity as of December 31, 2004 (thousands of metric tons)
Plastic Coating Plants			500
Forshaga	Sweden	Plastic coating	140
Hammarby	Sweden	Plastic coating	35
Imatra	Finland	Plastic coating	280
Karhula	Finland	Plastic coating	45

Core Factories			215
Hangyhou	China	Cores	20
Corenso Edam	The Netherlands	Cores	10
Corenso Elfes	Germany	Cores	35
Corenso Svenska	Sweden	Cores	30
Corenso Tolosana	Spain	Cores	15
Corenso UK	United Kingdom	Cores	40
Imatra	Finland	Cores	5
Loviisa	Finland	Cores	20
Pori	Finland	Cores	15
Wisconsin Rapids	United States	Cores	25

Corrugated Packaging			930
Arzamas	Russia	Corrugated Packaging
Balabanovo	Russia	Corrugated Packaging
Heinola	Finland	Corrugated Packaging
Jönköping	Sweden	Corrugated Packaging
Kalingrad	Russia	Corrugated Packaging
Kaunas	Lithuania	Corrugated Packaging
Klaibeda	Lithuania	Corrugated Packaging
Lahti	Finland	Corrugated Packaging
Páty	Hungary	Corrugated Packaging
Riga	Latvia	Corrugated Packaging
Ruovesi	Finland	Corrugated Packaging
Skene	Sweden	Corrugated Packaging
Tallinn	Estonia	Corrugated Packaging
Tartu	Estonia	Corrugated Packaging
Tiukka	Finland	Corrugated Packaging
Vikingstad	Sweden	Corrugated Packaging

Chemical Pulp			5,210
Celbi	Portugal	Short-fiber eucalyptus	305
Enocell	Finland	Short and long-fiber	635
Kaukopää	Finland	Short and long-fiber	860
Kemijärvi	Finland	Long-fiber	245
Kotka	Finland	Long-fiber	170
Norrsundet	Sweden	Long-fiber	295
Nymölla	Sweden	Short and long-fiber	325
Oulu	Finland	Short and long-fiber	375
Skutskär	Sweden	Short, long-fiber and fluff pulp	550
Skoghall	Sweden	Short and long-fiber	285
Tainionkoski	Finland	Long-fiber	175
Wisconsin Rapids	United States	Short and long-fiber	415
Varkaus	Finland	Short and long-fiber	215
Veitsiluoto	Finland	Short and long-fiber	360

Deinked Pulp			1,880
Duluth	United States	Deinked pulp	100
Hylte	Sweden	Deinked pulp	360
Keräyskuitu	Finland	Deinked pulp	70
Langerbrugge	Belgium	Deinked pulp	650
Maxau	Germany	Deinked pulp	280
Sachsen	Germany	Deinked pulp	420

Mill	Location	Grade/Product	Capacity as of December 31, 2004 (m3 in thousands)	Further processing capacity as of December 31, 2004 (m3 in thousands)
Wood Products			7,720	3,207
Ala	Sweden	Redwood	360	25
Alytus (66% interest)	Lithuania	Whitewood, Redwood	180	90
Amsterdam	The Netherlands	—	—	110
Bad St. Leonhard	Austria	Central European Timber	360	240
Brand	Austria	Central European Timber	420	250
Gruvön	Sweden	Whitewood, Redwood	360	150
Honkalahti	Finland	Whitewood, Redwood	420	120
Imavere (66% interest)	Estonia	Whitewood, Redwood	400	120
Impilahti	Russia	Whitewood	100	—
Kitee	Finland	Whitewood	390	120
Kopparfors	Sweden	Whitewood	270	150
Kotka	Finland	Whitewood	320	60
Lamco (51% interest)	Austria	—	—	85
Lauhkalne (66% interest)	Latvia	Whitewood, Redwood	215	—
Linghed	Sweden	Redwood	40	—
Nebolchi	Russia	Whitewood	120	—
Näpi (66% interest)	Estonia	Whitewood, Redwood	150	80
Paikuse (66% interest)	Estonia	Whitewood	220	80
Plana	Czech Republic	Central European Timber	350	225
Sauga (66% interest)	Estonia	Whitewood, Redwood	130	90
Sollenau	Austria	Central European Timber	410	310
Tolkkinen	Finland	Whitewood	270	—
Uimaharju	Finland	Redwood	300	—
Varkaus	Finland	Whitewood	345	100
Veitsiluoto	Finland	Redwood	300	—
Vilnandi (66% interest)	Estonia	—	—	12
Wimmer, Pfarrkirchen (66% interest)	Germany	—	—	170
Wimmer, Zdirec (49% interest)	Czech Republic	—	—	130
Ybbs	Austria	Central European Timber	700	400
Zdirec	Czech Republic	Central European Timber	590	60

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

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 31 to our consolidated financial statements.

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

Gross domestic product rates have traditionally been a leading indicator for increases in paper and board consumption, although population growth and urbanization are key elements affecting future consumption in various locations. Ongoing restructuring in both supplier chain and customer base and changing consumer behavior patterns also influence the market, resulting in a need for greater cost competitiveness and enhanced levels of service.

The following tables set forth estimated global consumption of paper and board in 2004(1):

	Western Europe	North America	Asia and Oceania
	(million tons)
Standard newsprint	9.0	11.0	12.5
Uncoated mechanical	5.9	6.0	2.2
Coated magazine paper	6.9	6.0	2.8
Coated fine paper	8.1	5.4	10.5
Uncoated fine paper	9.6	12.9	20.5
Containerboards	20.8	31.5	40.8
Cartonboards	6.8	13.4	15.1

(1)	Source: Resource Information Systems, Inc. (“RISI”), February 2005 and EMGE & Co Ltd. (“EMGE”), February 2005.

In 2004, the slowdown in the world economy, which began in 2001, continued to cause uncertainty in the market for forest industry products for the fourth year. However, demand strengthened during 2004 in advertising-driven paper grades and deliveries of publication and fine paper increased by 6-8 percent but the prices remained at low levels due to overcapacity in the supply. The packaging board market was stable in 2004 with respect to both demand and prices. Demand for products was strong in whitewood but the redwood market was weaker due to European over capacity.

In 2003, demand for advertising-driven paper grades stayed at a low level. Paper prices in Europe stayed at a low level during 2003 due to excess capacity in certain paper grades. In North America, the moderate growth that started in late 2002 accelerated towards the end of 2003, resulting in increases in North American prices for newsprint and magazine paper

Demand for advertising-driven paper grades fell sharply in 2002. Paper prices in Europe decreased during 2002 due to excess capacity in certain grades. In North America, demand for printing and writing paper increased towards the end of 2002, resulting in increases in North American prices for newsprint and fine paper.

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

In 2004, our principal variable costs related to transport and sales commissions, accounting for approximately 11 percent of sales; wood, timber and recycling paper, accounting for approximately 19 percent of sales; chemicals and filler, accounting for approximately 11 percent of sales; and energy, accounting for approximately 7 percent of sales. Historically, these percentages have remained relatively stable and have not varied significantly during the periods under review below. However, prices for wood and timber and for energy may fluctuate significantly, affecting our profitability.

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

We intend to continue to reduce production costs and improve the efficiency of our operations and the utilization of our production facilities. We expect improvement in production efficiencies to result from a combination of synergies resulting from various acquisitions, ongoing investments in existing operations and the discontinuation of under-performing operations. We are implementing productivity programs in our mills and expect additional cost savings from the elimination of production bottlenecks, modernization of equipment and rebuilding of paper machines.

Among fixed-cost components, personnel costs accounted for approximately 17 percent of sales and depreciation, amortization and impairment charges amounted to approximately 9 percent of sales in 2004. A 1 percent increase in payroll costs would increase our total personnel costs by approximately €22 million.

Outlook

In Europe, demand for advertising-driven paper grades is expected to remain healthy in 2005. During the first three months of 2005, prices in local currencies have increased by approximately 5 to 7 percent in newsprint and approximately 3 to 5 percent in magazine paper. Demand for fine paper is expected to be good, with coated fine paper prices being stable, but uncoated fine paper prices being under pressure partly due to increased competition and the weakening of the U.S. dollar. Demand for packaging board is expected to remain stable and some price increases are being implemented in consumer boards and coreboards. Demand for construction and joinery wood products is relatively stable globally, but the business suffers from overcapacity and weak currencies in the main export markets.

In North America, print advertising expenditure has remained robust. However, strong paper demand and increased selling prices are attracting additional imports mainly from Asia, especially in fine paper sheets. Price increases for magazine paper grades and coated fine paper will be implemented in April 2005. Market conditions are expected to remain favorable and operating rates high. The profit enhancement plan is expected to continue to improve performance, although the financial results for the first half of 2005 will be affected by downtime due to the rebuilding of paper machine no. 26 at Biron Mill. The shutdown of this paper machine is estimated to take approximately three weeks and to result in 10,000 tons of production lost.

Asian markets have stabilized and prices increased somewhat during the first three months of 2005.

Although the demand outlook is generally positive, we expect that Group profits will be adversely affected in 2005 by the continued weakness of the U.S. dollar and costs related to rebuilds at the publication paper mills in Langerbrugge (40 000 tons of production lost), Summa (15 000 tons), Corbehem (31 000 tons) and Biron (10 000 tons), with the related shutdowns scheduled to take from three to six weeks at each mill. Furthermore, we believe that our financial performance will continue to be adversely affected by rising energy and chemical costs.

The economic consequences of the storms in Northern Europe in January 2005 cannot yet be accurately estimated, but the wood cost is expected to decrease somewhat for our Nordic mills in 2005. Notwithstanding the near-term challenges to the Group’s profitability, we currently expect that our financial result for the full year 2005 will exceed that of 2004.

Recent Developments

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

Forest Land.    In October 2004, we sold our majority shareholding in PT Finnantara Intiga, the owner of the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., which is part of the Sinar Mas Group. The book value of the plantation at sale was €21.8 million and the disposal resulted in an overall profit of €2.4 million.

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and 5 percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares of our forest land in Ontario, Canada, for €18 million. In December 2003, we wrote down the book value of our forest land in Ontario by €17.6 million.

In December 2002, we sold a total of approximately 125,000 hectares (approximately 300,000 acres) of our forest land in the United States to Plum Creek Timber Company, Inc. for $141 million (€104.2 million). As a result of the sale, we recorded a gain of approximately $46.8 million (€34.6 million).

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

Recent Acquisitions

In March 2005, we signed an agreement to purchase from UPM-Kymmene Corporation its 29 percent minority holding in Corenso United Oy Ltd. which is a leading producer of coreboard and cores and tubes for industrial use. Corenso has four coreboard mills and 14 core factories in Europe, China and North America and associated companies in Canada and Spain. The transaction is subject to approval of the competition authorities and it is expected to be completed by the end of June 2005.

In March 2005, we completed an acquisition of a leading French paper merchant, Papeteries de France (“PdF”), from International Paper for an aggregate acquisition price of €18 million. PdF, which had annual net sales of approximately €160 million and annual sales volume of approximately 160,000 tons of paper in 2004, became part of our Merchants division, Papyrus.

In December 2004, we completed an acquisition of 65.5 percent of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation for an aggregate acquisition price of €131.8 million, including net cash and costs of €37.9 million. The fair value of the net assets acquired amounted to €201.2 million and although there was no goodwill, intangibles amounted to €16.7 million. The acquisition is part of our strategy of expanding our packaging board operations and will strengthen our presence in the growing Polish market. Intercell is one of Poland’s biggest corrugated packaging companies, with integrated operations from waste paper collection to corrugated packaging production, and has three corrugated packaging plants in Poland, as well as one sack factory in Poland and one in Serbia. In 2004, Intercell’s net sales were €147 million and it had about 1,900 employees as of December 31, 2004.

In September 2004, we completed our acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper in order to strengthen our presence in the rapidly changing European paper merchant market and to achieve synergies with our existing Dutch merchant operations. Scaldia had net sales of €104.0 million in 2004 and employed 152 employees as of December 31, 2004. The total purchase price may be subject to minor adjustments, but to date it has been €31.1 million of which goodwill accounted for €6.8 million.

We also made various small acquisitions in Russia in 2004 as part of our Wood Supply Europe plan to reduce supply risk by securing sources of fibre. We invested €12.2 million in Russian acquisitions in 2004 and the fair value of the acquired net assets approximates their cost. As a result of these acquisitions, our fibre procurement from Wood Supply Russia increased substantially in 2004. As of December 31, 2004, Wood Supply Russia had 1,674 employees, compared to 90 as of December 31, 2003.

In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester, for an aggregate purchase price of €122.7 million of which €72.0 million represented goodwill. Sylvester operates six sawmills in Estonia and Latvia and had net sales of approximately €160 million in 2002 and 1,340 employees as of December 31, 2002. In addition, the purchase agreement included an option to buy out the remaining shares for a consideration to be determined by performance targets. This option was exercised in March 2005 for a purchase price of €42 million, upon which, subject to a small minority of 3.8 percent in the Imavere operation, Stora Enso Timber’s Baltic operations will be 100 percent owned.

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

Due to weakened market conditions in North America, we recorded a pre-tax impairment charge of $1,081.0 million (€798.5 million) in 2002 related to impairment of our North American assets. A total of $868.8 million (€642.8 million) of the impairment related to goodwill. As of December 31, 2002, the value of the remaining goodwill related to our North American assets was $645.9 million (€477.1 million). The impairment was calculated with a pre-tax discount rate of 9.5 percent using the value in use method for each cash generating unit. Of the impairment charges, €1,014.5 million relates to the operations of our magazine paper product area and €128.8 million to the operations of our fine paper product area. In addition, as part of the North American profit enhancement plan, a further $50.0 million (€36.9 million) impairment charge relating to the operations of our fine paper product area was recorded in the third quarter of 2002 to restructure selected manufacturing assets.

In 2003, results of our North American operations remained unsatisfactory due to the persistently weak market conditions and an increased cost base. Consequently, the profit enhancement plan was expanded in August 2003 by a further $65 million (€48 million) to reduce annual costs including further workforce reductions and additional permanent machine shutdowns. During the past three years, our workforce in North America has been reduced by 25 percent, and the implementation of the earlier announced further reduction of 12 percent, or 700 employees, is under way, along with negotiations to modify the terms of labor agreements. Implementation of the profit enhancement plan is proceeding according to plan. By the end of 2003, three older, under-performing machines with a total annual capacity of 185,000 metric tons had been permanently shut down, and two other machines had been modified to improve their productivity.

In 2004, our profit enhancement plan was further expanded so that the total number of our North American maintenance personnel would be reduced by a target of nearly 200 at a cost of $5.5 million (€4.4 million).

As part of the profit enhancement plan, we intend to reduce our North American workforce from a total of 7,300 as of December 31, 2000 to a total of 5,000 by mid-2005. As of December 31, 2004, our North American workforce amounted to 5,266 employees, compared to 5,669 employees as of December 31, 2003.

Asset Restructuring Plan

In May 2002, we announced our decision to invest approximately €70 million in the rebuilding of a folding boxboard machine at the Baienfurt mill in Germany to improve productivity and increase annual capacity by 35,000 metric tons to 210,000 metric tons. This rebuilding was completed in February 2004.

In April 2002, we closed down our folding carton operations and pasted chip line at our Wisconsin Rapids mill in the United States. The mill’s capacity was 25,000 metric tons. In addition, we decided to close down light-weight coated paper machine no. 23 at our Biron mill in the United States. As part of our asset restructuring plan, we are investing approximately $50 million (€37 million) during the years 2003, 2004 and 2005 to modernize selected pulp and paper machines in our magazine paper product area, including rebuilding the light-weight coated paper machine no. 26 at our Biron mill, on which we invested $25 million (€18 million) in 2004.

In the magazine paper division, we are building a new paper machine at a cost of approximately €467.0 million and closing down paper machine no. 9 at the Kvarnsveden mill in Sweden, both scheduled to be completed in 2005; rebuilding paper machine no. 6 at the Maxau mill in Germany at a cost of approximately €168 million, €111.4 million of which was invested in 2004; rebuilding paper machine no. 5 at the Corbehem mill in France at a cost of approximately €60 million, €25.7 million of which was invested in 2004; and investing €30 million at the Kotka mill in Finland to improve its quality and productivity.

In the fine paper division, we invested a total of €118 million to upgrade paper machine no. 3 at the Veitsiluoto mill in Finland, €27.5 million which was invested in 2004. We are also upgrading and modernizing paper machine no. 1 at the Nymölla mill in Sweden, at a cost of approximately €23 million, €12.1 million of which was invested in 2004.

In the publication paper and fine paper divisions, we are replacing the existing stone groundwood pulp line at the Varkaus mill in Finland by a new thermomechanical pulping line at a total cost of approximately €50 million, of which €37 million is allocated to the publication paper division and €13 million to the fine paper division. In 2004, the investments amounted to €22.8 million by the publication paper division and to €7.4 million by the fine paper division.

In the forest products product area, we modernized and enhanced the Varkaus and Kotka sawmills in Finland at a cost of approximately €26 million in 2003. We also invested €11 million in the completion of a new sawmill at Pitkäranta in Russia in 2003 and €10 million in the construction of a second sawmill at Nebolchi in Russia in 2003 and 2004.

In North America, we completed the rebuild of a paper machine at the Kimberly mill in the United States in 2003 at a cost of approximately $13 million (€10 million). We are also making targeted investments at the Wisconsin Rapids, Biron, Niagara and Whiting mills in the United States and expand the thermomechanical pulp line at the Port Hawkesbury mill in Canada. These investments will be balanced by the closure of unprofitable capacity at the Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury mills.

New Organizational Structure

On March 31, 2005, we announced our new organizational structure, which will take effect from May 1, 2005. We reviewed our organizational structure as a number of key persons will reach retirement age in the next three years, starting with the forthcoming retirement of our deputy chief executive officer Björn Hägglund on June 1, 2005. The new organization will focus on broadening the experience of a number of our key managers, reducing the number of management levels within our organization, expanding in emerging markets and developing our global product divisions. For financial reporting purposes these changes will be effective from the second quarter of 2005.

The Asia Pacific and Latin America geographical divisions will report to the group staff corporate strategy function in order to strengthen the efforts to grow in emerging markets, including Eastern Europe. In addition, the product divisions are expected to become more involved in growth projects in these markets as a result of the organizational changes.

Our publication paper and fine paper divisions and North American operations will each report to our chief executive officer. The process of identifying and achieving synergies within these divisions by the paper product area will continue and be extended to the relevant divisions or corporate staff functions such as corporate strategy and market services. This is expected to ensure that some of the successful initiatives by the paper product area are implemented throughout our group.

Our speciality paper product area will be transferred to our packaging boards product area and the merchant division will report to our fine paper division. Our merchant division will remain independent from our fine paper division in order to preserve the required integrity towards suppliers and customers.

The number of our staff functions, which will report to our chief executive officer, will be reduced from eight to six, namely: finance, accounting, legal and investor relations; corporate IT, human resources and business excellence; market services (sales network and transport and distribution); corporate communications; corporate support (environment, energy, procurement and research and development); and corporate strategy, investment and business planning.

We have made the following appointments within our executive management in connection with the introduction of our new organizational structure, also effective from May 1, 2005:

Kai Korhonen, currently head of Stora Enso paper, has been appointed as senior executive vice president, Stora Enso packaging boards. He continues as a member of our executive management group.

Pekka Laaksonen, currently head of Stora Enso packaging boards, has been appointed as senior executive vice president, Stora Enso fine paper. He continues as a member of our executive management group.

Jussi Huttunen, currently head of Stora Enso fine paper, has been appointed as senior executive vice president, market Services. He continues as a member of our executive management group.

Arno Pelkonen, currently head of Stora Enso Forest Products, has been appointed as senior executive vice president, Corporate Strategy and Emerging Markets. He continues as a member of our executive management group.

Elisabet Salander Björklund, currently head of Stora Enso wood supply Europe, has been appointed as senior executive vice president, Stora Enso forest products. She becomes a member of our executive management group.

Christer Ågren, currently head of corporate human resources and total quality management has been appointed as senior executive vice president, IT, human resources and business excellence. He becomes a member of our executive management group.

Esko Mäkeläinen, chief executive financial officer and senior vice president, finance, accounting and legal affairs; Lars Bengtsson, senior executive vice president, Stora Enso North America; Bernd Rettig, senior vice president, publication paper; and Yngve Stade, senior executive vice president, executive vice president, corporate support; will continue as members of our executive management group.

Other Recent Developments

On February 3, 2004, we announced our plan to rebuild the boiler 2 at the Hylte mill in Sweden. The project started immediately and is scheduled to be completed in February 2006 at a cost of €40 million.

In late 2004, the Finnish Ministry of Social Affairs and Health approved certain changes to the Finnish TEL scheme for disability pension liabilities, effective from January 1, 2006. Because this change to the TEL scheme, which will result in accounting for the disability benefits as a defined contribution plan under IFRS, we recorded a reduction in personnel expenses amounting to €179.9 million for our defined benefit obligation related to those benefits in 2004.

Currency Fluctuations

We changed our accounting currency to the euro on January 1, 1999, the date of the introduction of the euro. Since its introduction, we have increasingly used the euro as a pricing currency, although sales also often take place in the customer’s own currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. We remain subject to currency exchange risk, on the cost side, mainly related to fluctuations in exchange rates for the Swedish krona, and on the income side, mainly related to fluctuations in exchange rates for the U.S. dollar and British pound sterling.

Transaction risk is the risk that our profit could be affected as a result of foreign exchange rate movements. In accordance with our policy, we can hedge up to 75 percent of our 12-month currency flows outside the euro area. For a more detailed discussion of our management of exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” below.

During 2004, the U.S. dollar decreased in value against the euro by a total of 9.0 percent when comparing average rates for the year 2003 and the year 2004. The Swedish krona remained largely at same level against the euro in 2004 as in 2003. The British pound sterling increased in value against the euro by a total of 2.0 percent in 2004. During 2003, the U.S. dollar decreased in value against the euro by a total of 16.5 percent when comparing average rates for the year 2002 and the year 2003. The Swedish krona increased in value against the euro by 0.3 percent in 2003. The British pound sterling decreased in value against the euro by a total of 9.2 percent in 2003. See “Item 3. Key Information—Exchange Rates” for information about historical euro/U.S. dollar and Swedish krona/U.S. dollar exchange rates.

Critical Accounting Policies

General

Our principal accounting policies are described in more detail in note 1 to our consolidated financial statements beginning on page F-1 of this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable. However, actual results and timing of recognition could differ from those estimates.

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

Goodwill

Under IFRS, goodwill is tested periodically for impairment but otherwise has historically been amortized on a straight-line basis over its expected useful life, which varied from five to 20 years depending on the nature of the acquisition. Expected useful lives were reviewed at each balance sheet date and where these differed from previous estimates, amortization periods were adjusted accordingly. IFRS 3 came into effect in 2004 whereby amortization of goodwill ceased with effect from April 1, 2004 for new acquisitions and January 1, 2005 for all other existing goodwill. Goodwill will now be tested for impairment at least on an annual basis.

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

Under U.S. GAAP, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under SFAS No. 142, goodwill, which represents the excess of purchase price over fair value of net assets acquired, and intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least on an annual basis in accordance with the provisions of SFAS No. 142.

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

In accordance with our policy, in 2004, we hedged a maximum of 75 percent of the upcoming 12 months net exposure in a specific currency. Our translation risk exposure policy aims to minimize this risk by funding investments in the same currency as the net assets, whenever this is possible and economically viable.

From July 2001, we have applied hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, for cash flow related to external sales and deferred €15.7 million, net of taxes of unrealized gains through other comprehensive income as of December 31, 2004. However, the derivative financial instruments that do not fulfill the criteria for hedge accounting have been fair valued with the charged or credited to net financial items for the year ended on December 31, 2004.

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

We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported through our consolidated financial statements. The deferred tax liabilities under IFRS were €1,320.6 million, or 8.0 percent of total assets, as of December 31, 2004; €1,777.3 million, or 9.9 percent of total assets, as of December 31, 2003; and €1,737.4 million, or 9.5 percent of total assets, as of December 31, 2002.

Pensions

The group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in trustee administered funds.

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

The determination of our pension obligation and expense is subject to our selection of certain assumptions used by actuaries in calculating such amounts, including, among others, the discount rate, the expected rate of return on plan assets and the annual rate of increase in future compensation levels. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore may generally affect our recognized expense and recorded obligation in such future periods.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Decommissioning costs, which comprise the costs of closing the site and preparing it for future use, are capitalized at the outset of a development and amortized over its expected life so that the full cost of environmental reinstatement will have been expensed by the end of the project. Total environmental provisions amounted to €45.4 million as of December 31, 2004, €47.2 million as of December 31, 2003 and €54.5 million as of December 31, 2002.

New Accounting Standards

IFRS Developments

IFRS 2

On February 19, 2004, the International Accounting Standards Board (“IASB”) issued IFRS 2, Share-Based Payment (“IFRS 2”), on accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We adopted IFRS 2 on January 1, 2005 and will restate comparative financial information as a result of this new standard. The adoption of IFRS 2 will result in the recognition of additional remuneration expense in relation to synthetic option grants and share awards. For further information on our employee and equity compensation benefits, see note 27 to our consolidated financial statements beginning on page F-1 of this annual report.

Improvements Project

On December 18, 2003, IASB published 13 revised IASs and gave notice of the withdrawal of one IAS. We adopted these revised standards on January 1, 2005 but they will not have a material impact on our results of operations and financial condition. The revised standards are:

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

The withdrawn standard was IAS 15, Information Reflecting the Effects of Changing Prices.

IAS 32 & 39

On December 17, 2003, IASB released its revised standard, IAS 32, Financial Instruments: Disclosure and Presentation (2003). This standard replaces IAS 32, Financial Instruments: Disclosure and Presentation (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005.

The IASB also issued IAS 39, Financial Instruments: Recognition and Measurement (2003) in December 2003. This standard supersedes IAS 39 (revised 2000), Financial Instruments: Recognition and Measurement and should be applied for annual periods beginning on or after January 1, 2005.

We have applied IAS 32 & 39 beginning on January 1, 2005, which did not have a material impact on our results of operations and financial condition.

IFRS 3 and IAS 36 & 38

On March 31, 2004, IASB issued IFRS 3, Business Combinations (“IFRS 3”) on accounting for Business Combinations and revised standards IAS 36, Impairment of Assets (“IAS 36”) and IAS 38, Intangible Assets (“IAS 38”). The main features of the new and revised standards are that all business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead, they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commenced on or after March 31, 2004. For previously recognized goodwill the standard applies from the beginning of the first annual period commencing on or after March 31, 2004, which for us is the financial year commenced on January 1, 2005. Based on the current carrying value of goodwill, this change is expected to decrease operating expense by approximately €90 million in each of the next five years.

IFRS 4

On March 31, 2004, IASB issued IFRS 4, Insurance Contracts and provided, for the first time, guidance on accounting for insurance contracts (“IFRS 4”). We adopted IFRS 4 on January 1, 2005 and we do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.

IFRS 5

On March 31, 2004, IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. IFRS 5 also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. We adopted IFRS 5 on January 1, 2005, and we do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.

IFRS 6

The IASB issued IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”) on December 9, 2004. IFRS 6 provides guidance on accounting for exploration and evaluation expenditures, including the recognition of exploration and evaluation assets. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. We do not engage in mineral exploration and therefore, do not expect the adoption of this standard to have a material impact on the Group’s financial position, results of operations or cash flow.

U.S. GAAP Developments

FAS 151

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt FAS 151 on January 1, 2006. We do not expect the new standard to have a material impact on our results of operations and financial position under U.S. GAAP.

FAS 123R

In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. We will adopt FAS 123R on January 1, 2006. We are currently investigating the impact of the revised standard on our results of operations and financial position under U.S. GAAP.

FAS 153

In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt FAS 153 for nonmonetary exchanges occurring on or after January 1, 2006. We do not expect the new standard to have a material impact on our results of operations and financial position under U.S. GAAP.

EITF 03-01

In June 2004, the Emerging Issues Task Force finalized Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). The issue was intended to address the meaning of “other-than-temporary” impairment and its application to certain investments in debt and equity securities. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115) and Financial Accounting Standard No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations (FAS 124). The guidance for evaluating whether an investment is other-than-temporarily impaired has been applied beginning January 1, 2005. We do not expect application of this guidance to have a material impact on our results of operations. The disclosure requirements of EITF 03-01 have been included in our financial statements for the year ended December 31, 2004, for our available-for-sale and cost method investments. For all other investments within the scope of EITF 03-01, the disclosures will be effective for the year ending December 31, 2005.

Principal Differences between IFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 31 to our consolidated financial statements.

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

Results of Operations

The tables below present sales and operating profit of our various product areas for the years indicated:

Sales by product area

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Paper
Publication paper	4,715.6	4,295.7	4,343.3
Fine paper	3,427.4	3,197.7	3,173.1
Merchants	720.6	627.6	637.9
Packaging boards	2,720.2	2,761.6	2,771.5
Forest products
Wood products	1,235.2	1,400.0	1,566.8
Wood supply Europe	1,958.7	2,074.3	2,481.6
Elimination of internal sales; other operations(1)	(1,995.1)	(2,184.6)	(2,578.4)

Total	12,782.6	12,172.3	12,395.8

(1)	Other operations include the results of units that are not within our product areas, such as separate transportation and sales and distribution companies.

Operating profit (loss) by product area

	For the year ended December 31,
	2002		2003		2004
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	(762.7)	313.6	47.2	111.1	144.5	91.3
Fine paper	67.9	298.3	100.1	153.5	104.0	64.3
Merchants	(24.7)	5.4	(8.9)	(6.7)	9.9	11.2
Packaging boards	332.3	345.3	280.5	292.4	339.7	277.6
Forest products
Wood products	30.1	44.5	6.5	26.5	29.8	34.7
Wood supply Europe	120.5	94.6	116.5	116.5	158.6	32.3
Other(2)	58.9	(52.5)	(70.5)	(51.5)	(80.4)	(84.7)

Operating profit (loss), total	(177.7)	1,049.2	471.4	641.8	706.1	426.7

Goodwill amortization	—	(148.8)	—	(116.0)	—	(90.3)
Non-recurring items(3)	—	(1,078.1)	—	(54.4)	—	369.7

Operating profit (loss), total	(177.7)	(177.7)	471.4	471.4	706.1	706.1

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities.

The Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Sales

Group.    Our sales were €12,395.8 million in 2004, an increase of €223.5 million, or 1.8 percent, over sales of €12,172.3 million in 2003. The increase was attributable primarily to higher delivery volumes, partly offset by the impact of lower sales prices especially during the first half of the year 2004 and the weakening of the U.S. dollar relative to the euro in 2004 compared to 2003. In 2004, production curtailments resulting from market conditions amounted to 357,000 metric tons in Europe and 7,000 metric tons in North America, where the curtailments related to specialty papers, compared to 703,000 tons and 79,000 tons, respectively, in 2003.

Paper.    Sales by the publication paper division were €4,343.3 million in 2004, an increase of €47.6 million, or 1.1 percent, over sales of €4,295.7 million in 2003. The increase was attributable primarily to higher delivery volumes, partially offset by the impact of lower sales prices and the weakening of the U.S. dollar relative to the euro.

Sales by the fine paper division were €3,173.1 million in 2004, a decrease of €24.6 million, or 0.8 percent, from sales of €3,197.7 million in 2003. The decrease was attributable primarily to lower sales prices partly offset by the positive impact of higher delivery volumes.

Sales by the merchants division were €637.9 million in 2004, an increase of €10.3 million, or 1.6 percent, over sales of €627.6 million in 2003. The increase was attributable primarily to higher delivery volumes and the positive impact of our acquisition of the Dutch paper merchants Scaldia Papier BV in September 2004.

Packaging Boards.    Sales by the packaging boards product area were €2,771.5 million in 2004, an increase of €9.9 million, or 0.4 percent, over sales of €2,761.6 million in 2003. The increase was attributable primarily to increased delivery volumes, partially offset by the impact of lower sales prices due to the weakening of the U.S. dollar relative to the euro.

Forest Products.    Sales by the wood products division amounted to €1,566.8 million in 2004, an increase of €166.8 million, or 11.9 percent, over sales of €1,400 million in 2003. The increase was attributable primarily to increased delivery volumes.

Sales by the wood supply Europe division amounted to €2,481.6 million in 2004, an increase of €407.3 million, or 19.6 percent, over sales of €2,074.3 million in 2003. The increase was attributable primarily to increased delivery volumes.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to a negative €2,578.4 million in 2003, compared to a negative €2,184.6 million in 2003.

Operating Profit (Loss)

Group.    Our operating profit was €706.1 million in 2004, an increase of €234.7 million, or 49.8 percent, over operating profit of €471.4 million in 2003. This improvement was attributable primarily to the non-recurring items with a positive effect of €369.7 million in 2004 compared to a negative effect of €54.4 million in 2003. The non-recurring items in 2004 included a gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The weakening of the U.S. dollar relative to the euro had a negative effect on our operating profit in 2004 compared to 2003. Our operating profit in 2004 included gains on cash flow currency hedge contracts, mainly for the U.S. dollar amounting to €16.4 million. Excluding non-recurring items, all of our divisions, except for merchants and wood supply, reported lower operating profit in 2004 than in 2003, primarily due to lower sales prices, two major rebuild projects in North America, the weakening of the U.S. dollar and the transfer of our forest land in Sweden to Bergvik Skog AB. The impact of lower sales prices in 2004 was partly offset by higher delivery volumes.

Paper.    Operating profit for the publication paper division was €144.5 million in 2004, an increase of €97.3 million over operating profit of €47.2 million in 2003. This was attributable primarily to the impact of a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. Excluding non-recurring items, operating profit for the publication paper division decreased in 2004 compared to 2003, primarily due to lower sales prices and, to a lesser extent, due to higher energy costs, fixed costs and depreciation.

Operating profit for the fine paper division was €104.0 million in 2004, an increase of €3.9 million, or 3.9 percent, over operating profit of €100.1 million in 2003. The increase was attributable primarily to the impact of a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. Excluding non-recurring items, operating profit of the fine paper division decreased in 2004 compared to 2003, primarily due to the negative impact of lower fine paper sales prices, partly offset by the positive impact of higher delivery volumes.

The merchants division had an operating profit of €9.9 million in 2004, compared to an operating loss of €8.9 million in 2003. This difference was attributable primarily to the impact of a reversal of decreased fixed costs and, to some extent, higher delivery volumes in 2004. Also, excluding non-recurring items, operating profit of the merchants division increased in 2004 compared to 2003.

Packaging Boards.    Operating profit for the packaging boards product area was €339.7 million in 2004, an increase of €59.2 million, or 21.1 percent, over operating profit of €280.5 million in 2003. This difference was attributable primarily to the impact of the income relating to the change in our Finnish disability pension liabilities. Excluding non-recurring items, operating profit of the packaging boards division decreased in 2004 compared to 2003, primarily due to the lower sales prices and the impact of the weakening of the U.S. dollar which were partly offset by increased delivery volumes.

Forest Products.    Operating profit for the wood products division was €29.8 million in 2004, an increase of €23.3 million over operating profit of €6.5 million in 2003. The increase was attributable primarily to increased delivery volumes and, to a lesser extent, higher sales prices which were partly offset by higher transportation costs and increased fixed costs.

Operating profit for the wood supply Europe division was €158.6 million in 2004, an increase of €42.1 million, or 36.1 percent, over operating profit of €116.5 million in 2003. The increase was attributable primarily to the gain on the restructuring of ownership of our Swedish forest land. Excluding non-recurring items, operating profit of the wood supply Europe division decreased in 2004 compared to 2003, primarily due to the divestment of our forest land in Sweden in March 2004, which decreased the operating profit by €80 million, and, to a lesser extent, higher personnel costs.

Other Operations.    Operating loss from our other operations increased to €80.4 million in 2004, compared to operating loss of €70.5 million in 2003. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation.

Financial Items

Net financial expense amounted to €106.0 million in 2004, a decrease of €131.7 million, or 55.4 percent, compared to net financial expense of €237.7 million in 2003. The decrease was attributable primarily to the negative effect of a provision made in 2003 for the expected losses from the termination of cross-border leasing contracts in the United States and lower interest rates as well as decreased average indebtedness.

Profit (Loss)

We had a profit before tax and minority interests of €639.0 million in 2004, an increase of €428.3 million over profit before tax and minority interests of €210.7 million in 2003. Income taxes in 2004 amounted to a

€108.8 million, compared to an income tax benefit of €67.0 million in 2003. Our effective tax rate in 2004 was 17.0 percent, compared to 31.8 percent in 2003. The decrease of the effective tax rate resulted mainly from the corporate tax reform in Finland providing for a reduction in corporate tax rate from 29 percent to 26 percent due to which change we adjusted our Finnish deferred tax balances to the new tax rate. Minority interest income was a negative €8.1 million in 2004 compared to a negative €5.8 million in 2003. We had a net profit of €739.7 million in 2004 compared to a net profit of €137.9 million in 2003.

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

Paper.    Sales by the publication paper division were €4,295.7 million in 2003, a decrease of €419.9 million, or 9 percent, from sales of €4,715.6 million in 2002. The decrease was attributable primarily to the weakening of the U.S. dollar relative to the euro and slightly lower sales prices of coated magazine paper, partially offset by the growth in demand for uncoated and coated magazine paper.

Sales by the fine paper division were €3,197.7 million in 2003, a decrease of €229.7 million, or 7 percent, from sales of €3,427.4 million in 2002. The decrease was attributable primarily to lower sales prices.

Sales by the merchants division were €627.6 million in 2003, a decrease of €93 million, or 13 percent, from sales of €720.6 million in 2002. The decrease was attributable primarily to lower volumes and lower sales prices.

Packaging Boards.    Sales by the packaging boards product area were €2,761.6 million in 2003, an increase of €41.4 million, or 2 percent, over sales of €2,720.2 million in 2002. The increase was primarily attributable to increased delivery volumes, partially offset by the impact of lower sales prices.

Forest Products.    Sales by the wood products division amounted to €1,400 million in 2003, an increase of €164.8 million, or 13 percent, over sales of €1,235.2 million in 2002. The increase was attributable primarily to increased delivery volumes.

Sales by the wood supply Europe division amounted to €2,074.3 million in 2003, an increase of €115.6 million, or 6 percent, over sales of €1,958.7 million in 2002. The increase was attributable primarily to increased delivery volumes.

Elimination of Internal Sales; Other Operations.    Elimination of internal sales, offset by other operations, amounted to €(2,184.6) million in 2003, compared to €(1,995.1) million in 2002.

Operating Profit (Loss)

Group.    Our operating profit was €471.4 million in 2003, an increase of €649.1 million, from operating loss of €177.7 million in 2002. This improvement was attributable primarily to an impairment charge made in 2002 relating to our North American assets. The weakening of the U.S. dollar relative to the euro had a negative effect in our operating profit in 2003 compared to 2002. Our operating profit in 2003 included gains on cash flow currency hedge contracts, mainly for the U.S. dollar and British pound sterling, amounting to €105.1 million.

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

Operating profit for the fine paper division was €100.1 million in 2003, an increase of €32.2 million, or 47 percent, over operating profit of €67.9 million in 2002. The increase was attributable primarily to the impact of the one-time impairment charge made in 2002 related to our North American assets. Excluding non-recurring items, operating profit of the fine paper division decreased in 2003 compared to 2002, primarily due to the negative impact of lower fine paper sales prices, partly offset by the positive impact of higher delivery volumes.

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

Packaging Boards.    Operating profit for the packaging boards product area was €280.5 million in 2003, a decrease of €51.8 million, or 16 percent, from operating profit of €332.3 million in 2002. The decrease was attributable primarily to lower sales prices due to the weakening of the U.S. dollar.

Forest Products.    Operating profit for the wood products division was €6.5 million in 2003, a decrease of €23.6 million, or 78 percent, from operating profit of €30.1 million in 2002. The decrease was attributable primarily to somewhat lower sales prices and higher fixed costs.

Operating profit for the wood supply Europe division was €116.5 million in 2003, a decrease of €4.0 million, or 3 percent, from operating profit of €120.5 million in 2002. The decrease was attributable primarily to the positive effect on the operating profit in 2002 of capital gains realized in connection with the sale of our forest land and related operations in Finland. Excluding non-recurring items, operating profit of the wood supply Europe division increased in 2003 compared to 2002, primarily due to higher sales prices.

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

Net cash flow from operating activities was €1,405.4 million in 2004, a decrease of €239.2 million, compared to €1,644.6 million in 2003. This decrease was caused primarily by the changes in working capital. Net cash flow from operating activities increased by €325.5 million in 2003 over €1,319.1 million in 2002. This increase was caused primarily by decreased net working capital.

Cash used in investing activities was €1,335.0 million in 2004, an increase of €263.4 million, compared to €1,071.6 million in 2003. This was due principally to the increase in long-term receivables. Cash used in investing activities increased by 814.3 million in 2003 from €257.3 million in 2002. This was due principally to increased capital expenditures.

Cash used in financing activities was €10.8 million in 2004, compared to cash used in financing activities of €525.8 million in 2003. This was due principally to increased long-term borrowings. Cash used in financial activities was €1,127.3 million in 2002. These changes were due primarily to increased short-term borrowings.

Our total interest-bearing liabilities were €4,028 million as of December 31, 2004, compared to €5,174 million as of December 31, 2003, and €5,176 million as of December 31, 2002. Our total interest-bearing assets were €976 million as of December 31, 2004, compared to €1,255 million as of December 31, 2003, and €1,909 million as of December 31, 2002.

On January 25, 2005, we signed a new five-year €1.75 billion revolving credit facility agreement with a group of international banks. The facility is for general corporate purposes and replaces an existing €2.5 billion revolving credit facility.

The aggregate unused credit available to us as of December 31, 2004 amounted to approximately €2.7 billion. In general, our policy is to place long-term debt at the parent company level. However, as of December 31, 2004, Stora Enso North America Corp. (formerly, Consolidated Papers Inc.) had long-term credit facilities with the total principal amount of $356 million outstanding and certain clauses included in the related agreements restrict Stora Enso North America Corp.’s ability to transfer loans to the parent company.

The table below sets forth our contractual obligations as of December 31, 2004:

	Total	Payments Due by Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	3,430.2	102.1	1,159.8	510.6	1,657.7
Capital lease obligations	263.0	17.4	34.8	34.8	176.0
Operating leases	191.8	32.6	49.9	36.0	73.3
Purchase obligations	4,362.0	1,021.0	847.0	616.0	1,878.0

Total contractual cash obligations	8,247.0	1,173.1	2,091.5	1,197.4	3,785.0

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

On February 15, 2005, Standard & Poor’s Ratings Services, a Division of the McGraw-Hill Companies, Inc., confirmed our ratings of BBB+ and A-2 for long-term debt and short-term debt, respectively. Also on December 13, 2004, Moody’s Investor Services, Inc. confirmed a Baa1 rating to our long-term debt and a P-2 rating to our short-term debt. Both rating agencies have announced that ratings for our debt are stable. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our businesses and the availability of future financing. A downgrade of our long-term credit ratings by Moody’s Investor Services below Baa3 or Standard & Poor’s below BBB- could trigger prepayment clauses in the long-term credit facilities of Stora Enso North America Corp. with the total principal amount of $356 million and certain lease agreements with a total value of $130 million.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and Development

General

We conduct research and development in order to respond to evolving customer preferences and the demand for higher quality and more economical paper and board grades and packagings. Recently, our research and development efforts have focused on improving the functionality, performance and consistency in paper and board grades. In 2004, we used €82.2 million, or 0.7 percent of sales, in research and development, compared to €88.8 million in 2003 and €91.6 million in 2002. Research and development costs decreased by 7.4 percent in 2003, compared to a decrease of 3.1 percent in 2002.

In 2003, our research and development centers were integrated with business units in order to increase the emphasis on research and development in our product areas, to integrate research and development into our business strategy development and to utilize the scientific and technical expertise of the centers efficiently in customer service and troubleshooting.

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

We have five principal research centers located in Imatra, Finland; Falun and Karlstad, Sweden; Düsseldorf, Germany; and Biron, the United States. In 2004, approximately 540 of our employees were engaged full time in research and development, of whom approximately 410 were employed in our research centers. Our research centers have been of central importance in realizing our goal of using different types of raw materials and modern and innovative technology to produce high quality products. Research and development centers, together with resources in the mills, constitute an efficient combination of product and process expertise along with advanced scientific and technical resources.

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

The growth strategy of the packaging boards product area is based on innovation and development. New materials have been developed for cups, trays and liquid cartons utilizing new approaches to improve barrier properties and converting characteristics. Recent research and development efforts of the packaging board product area include the development of Enso Silver Barr, a paperboard with aluminum-free high barrier plastic coating. The name Silver originates in the color of the coating. This special coating gives the paperboard enhanced light barrier. Other barrier properties will be tailor-made according to the customers’ requirements. This new product helps extend the shelf life of food products. We have also developed the concept of a “virtual package” to speed up the process of developing new types of packaging and to help customer select packaging that suits their needs. At the Enocell mill in Finland and the Norrsundet mill in Sweden, product development has focused on softwood kraft paper pulps. We have succeeded in improving the quality of our soft wood kraft pulp through measures taken in wood material selection and process modifications. Introduction of new pulp grades has resulted in lower costs and improved runnability on the paper machines. In 2003, our consumer boards division set up Innocentre, a packaging research and development center, to develop new packaging material concepts, undertake research on packaging engineering and test new technology.

In 2003, our wood products division launched a new product called WoodHeart® that exploits the natural durability of Nordic scots pine heartwood to meet the needs of the woodworking industry where durability and stability are required.

Capital Expenditure

In 2004, our total capital expenditures were €975.1 million, compared to €1,248.2 million in 2003 and €877.6 million in 2002. Our largest ongoing projects during in 2004 were the €115.0 rebuild of a paper machine at the Maxau mill in Germany; a new paper machine at the Kvarnsveden mill in Sweden, which cost €86.6 million; the €54.7 million Energy 2005 project at the Skoghall mill in Sweden; the €27.5 million rebuild of a paper machine and a new cut-size line at the Veitsiluoto mill in Finland; and the €28.1 million folding boxboard asset improvements at the Baienfurt mill in Germany. Our largest projects in 2003 were the completion of the building of the new paper machine at the Langerbrugge mill in Belgium, which cost €201.1 million; the €82.4 million rebuild of paper machine at the Veitsiluoto mill; the €52.9 million rebuild of paper machine at the Maxau mill; the new boiler at the Kvarnsveden mill, which cost €23.6 million; the completion of phase 1 of the paper machine rebuild at the Biron mill in the United States, which cost €18.9 million; and the €29.8 million folding boxboard asset improvements at the Baienfurt mill. Our largest projects in 2002 were a new newsprint paper machine, which cost €254.1 million; a €28.6 million rebuild of a magazine paper machine at the Langerbrugge mill in Belgium; and a €16.5 million rebuild of a fine paper machine at the Oulu mill in Finland.

Distribution of capital expenditures between product areas and geographic regions is governed largely by the location of existing capacity.

The following table describes our capital expenditures by product area for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Paper
Publication paper	482.2	591.6	486.3
Fine paper	134.6	219.1	198.6
Merchants	0.0	25.6	3.2
Packaging boards	140.5	170.9	167.3
Forest products
Wood products	53.5	141.9	68.1
Wood supply Europe	24.9	20.2	21.9
Other operations	41.9	78.9	29.7

Total	877.6	1,248.2	975.1

The following table describes our capital expenditures by country in our primary areas of operation for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Belgium	290.6	209.7	(11.7	)(1)
Finland	211.7	371.5	239.3
Sweden	141.0	197.3	283.8
United States	74.4	109.0	123.8
Germany	55.1	126.8	187.0
Austria	22.1	18.7	13.3
Portugal	18.5	5.8	4.5
Canada	12.7	45.3	29.4
France	13.9	36.3	37.7
Other	37.6	127.8	68.0

Total	877.6	1,248.2	975.1

(1)	An EU subsidy of €23.5 million was received on the development project at the Langerbrugge mill in Belgium for the total use of recycled paper.

In line with our strategy, we expect that the aggregate of our total capital expenditures on projects in 2005 and scheduled projects in 2006 (excluding acquisitions) will be in line with the level of our aggregate depreciation charges in 2005 and 2006 (excluding goodwill). In 2004, our total capital expenditures amounted to €975.1 million and our total depreciation charges amounted to €1,081.8 million. We intend to finance our capital expenditures through cash flow from operations.

Our largest projects in 2005 are expected to be the new paper machine at the Kvarnsveden mill and the Energy 2005 project at the Skoghall mill.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 0.2 percent in 2004, 0.9 percent in 2003 and 1.6 percent in 2002. Inflation in Sweden as measured by the change in the consumer price index was 0.9 percent in 2004, 2.1 percent in 2003 and 2.4 percent in 2002. Inflation in Finland and Sweden did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland or Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

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

The business address for our directors and executive management is Kanavaranta 1, FI-00160 Helsinki, Finland.

Board of Directors

Currently, our board of directors consists of ten members, each of whom has been elected by the annual general meeting of shareholders on March 22, 2005. Each board member serves for a one-year term, and may be appointed, or removed, only by a resolution of the general meeting of shareholders.

The following table lists the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Principal Occupation or Employment	Year of Birth
Claes Dahlbäck	Chairman of the boards of directors of Investor AB and Stora Enso	1947
Ilkka Niemi	Vice chairman of the boards of directors of Stora Enso, Senior advisor, independent consultant	1946
Gunnar Brock	President and chief executive officer of Atlas Copco Group	1950
Lee A. Chaden	Executive vice president of Sara Lee Corporation	1942
Harald Einsmann	Member of the boards of directors of Tesco Ltd.	1934
Birgitta Kantola	Partner of Birka Consulting Ab	1948
Jukka Härmälä	Chief executive officer of Stora Enso	1946
Jan Sjöqvist	Chairman of board of directors of ODEN Anläggningsentreprenad AB	1948
Matti Vuoria	President and chief executive officer of Varma Mutual Pension Insurance Company	1951
Marcus Wallenberg	President and chief executive officer of Investor AB	1956

Executive Management Group

The following table lists the names of the members of our executive management group, their responsibilities as of December 31, 2004 with our company and their year of birth:

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

The composition and responsibilities of our executive management group will change in connection with the adoption of our new organizational structure as from May 1, 2005. See “Recent Developments—New Organizational Structure.”

Management Biographies

Board of Directors

Claes Dahlbäck has acted as the chairman of our board of directors since December 1998. He is the chairman of the board of directors of Investor AB and the executive vice chairman of W Capital Management AB. Mr. Dahlbäck is also the chairman of the boards of directors of Vin & Sprit AB, Gambro AB and EQT Funds as well as a member of the board of directors of Goldman & Sachs Co. Prior to the 1998 merger of STORA and Enso, Mr. Dahlbäck served as a member of the STORA board of directors beginning in May 1990 and as chairman of the board of STORA since May 1997. Mr. Dahlbäck holds a Master of Science degree in Economics as well as honorary doctorate degrees in Technology and Arts.

Ilkka Niemi is a senior advisor and independent consultant on international finance and has been a member of our board of directors since March 2001. He is a chairman of the board of directors of Motiva Oy and a member of the board of directors of Aker Finnyards Inc. He served as a member of the board of World Bank and as a representative for the Nordic and Baltic countries at the financial institutions of the World Bank Group from August 1997 until August 2000. Prior to that, he served as the chief executive officer and a member of the board of the Finnish State Guarantee Board from September 1989 until July 1997. In addition, he acted as the chairman of Finnish Accounting Standards Board from 1993 to 1996. Mr. Niemi holds a Master of Science degree in Economics and Business Administration.

Gunnar Brock is the president and chief executive officer of Atlas Copco Group. Mr. Brock has been a member of our board of directors since March 2005. In addition, he is a member of the boards of directors of OMX AB (publ) and Lego A/S. He has previously served as the president and chief executive officer of Tetra Pak Group and Alfa Laval Group and chief executive officer of Thule AB. Mr. Brock holds a Master of Science degree in Economics.

Lee A. Chaden is the executive vice president of Sara Lee Corporation and the chief executive officer of Sara Lee Branded Apparel. Mr. Chaden has been a member of our board of directors since March 2004. Prior to joining Sara Lee Corporation in 1991, Mr. Chaden has held various positions at Marketing Corporation of America from 1979 until 1991 and at Procter & Gamble Company from 1966 until 1979. Mr. Chaden has also served as a member of the board of directors of Delta Galil Industries, Ltd. from 1999 until 2000 and from 2002 until 2003. Mr. Chaden holds a Bachelor of Science degree in Industrial Engineering and a Master’s degree in Business Administration.

Harald Einsmann is the executive chairman of the board of directors of Findus AB and has been a member of our board of directors since December 1998. He is a member of the boards of directors of Tesco Ltd, Checkpoint Systems, Inc., Carlson Companies, Inc. and several other international corporations. Prior to the 1998 merger of STORA and Enso, he was a member of the STORA board of directors beginning in March 1998. Mr. Einsmann served as the president of Procter & Gamble Europe from 1984 until 1999 and holds a Doctor of Philosophy degree in Economics.

Jukka Härmälä has acted as our chief executive officer and has been a member of our board of directors since December 1998. Mr. Härmälä is a vice chairman of the supervisory board of Varma Mutual Pension Insurance Company, the vice chairman of the board of directors of Finnlines Plc and a member of the board of directors of Outokumpu Oyj. He is also a member of the board of the Finnish Forest Industries Federation and a member of the European Round Table of Industrialists. He was employed by Enso from April 1970 to February 1984, and rejoined Enso in September 1988, having been in the interim the senior vice president and a member of the board of management of Kansallis-Osake-Pankki, a predecessor of Nordea Bank. Prior to the 1998 merger of STORA and Enso, he was the president and chief operating officer of Enso from September 1988 through December 1991 and the chief executive officer from January 1992 through December 1998. Mr. Härmälä holds a Bachelor of Science degree in Economics and Business Administration as well as honorary doctorate degrees in Engineering and Economics.

Birgitta Kantola is a partner of Birka Consulting Ab and has been a member of our board of directors since March 2005. She is a member of the boards of directors of Fortum Corporation, Nordea Bank AB (publ.), Varma Mutual Pension Insurance Company, Vasakronan AB and Akademiska Hus AB. Ms. Kantola served as the chief financial officer of Nordic Investment Bank from 1990 until 1995 and chief financial officer of International Finance Corporation from 1995 until 2000. Ms. Kantola is a graduate from a business college and holds a Master of Laws degree.

Jan Sjöqvist is the chairman of the board of directors of ODEN Anläggningsentreprenad AB and has been a member of our board of directors since December 1998. In addition, Mr. Sjöqvist is a member of the boards of directors of Green Cargo AB and Lannebo fonder AB. Prior to the 1998 merger of STORA and Enso, he served as a member of the STORA board of directors from March 1997 until December 1998. Mr. Sjöqvist holds a Master’s degree in Business Administration.

Matti Vuoria is the president and chief executive officer of Varma Mutual Pension Insurance Company. Mr. Vuoria has been a member of our board of directors since March 2005. In addition, he is the deputy chairman of the board of directors of Danisco A/S and a member of the boards of directors of Nokian Tyres plc and Sampo Bank plc. Mr. Vuoria served as a full-time chairman of the board of directors from Fortum Corporation from 1998 until 2003 and as a Secretary General of the Finnish Ministry of Trade and Industry from 1992 until 1998. Mr. Vuoria holds a Master of Laws degree.

Marcus Wallenberg is the chief executive officer and president of Investor AB and has been a member of our board of directors since December 1998. Mr. Wallenberg is a member of the boards of directors of AstraZeneca Plc., Saab AB, Scania AB, Skandinaviska Enskilda Banken AB, Telefonaktiebolaget LM Ericsson, and the Knut and Alice Wallenberg Foundation. Prior to the 1998 merger of STORA and Enso, Mr. Wallenberg served as a director of STORA beginning in March 1998. From August 1990 until June 1993, Mr. Wallenberg served as a vice president at Store Feldmühle AG, a subsidiary of STORA. Mr. Wallenberg holds a Bachelor of Science degree in Foreign Service.

Executive Management Group

Björn Hägglund has acted as our deputy chief executive officer since December 1998. Previously, he was the chief executive officer of STORA from March 1998 until December 1998 and the president of STORA Forest Timber from January 1991 until March 1998. Mr. Hägglund is also the chairman of the Research Institute of Industrial Economics (IUI) in Sweden and a member of the boards of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries. In addition, he is a member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Agriculture and Forestry and a member of the boards of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries. Mr. Hägglund holds a Doctor of Philosophy degree in Forestry.

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

Jussi Huttunen has acted as the senior executive vice president, Stora Enso fine paper, since January 2002. Previously, he was the managing director of Stora Enso UK from January 1999 until December 2001, managing director of Enso UK Group from August 1994 until December 1998, vice president of the fine paper division of Enso from January 1992 until July 1994, managing director of Enso Marketing Co Ltd from January 1990 until January 1992, managing director of Enso Rose Ltd from March 1986 until January 1992 and sales manager at Enso Marketing Co Ltd from March 1983 until December 1985. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics.

Kai Korhonen has acted as the senior executive vice president, Stora Enso paper, since May 2003. Previously, he was the senior executive vice president, North America, from September 2000 until April 2003 and the senior executive vice president, newsprint, from December 1998 until August 2000; the vice president, marketing, of Enso Publication Papers Oy Ltd from January 1996 until December 1998; managing director of Sachsen Papier Eilenburg GmbH from January 1993 until February 1996; and senior vice president, corporate planning, of Enso from March 1991 until December 1992. He joined the Varkaus Mill of Enso (previously, A. Ahlström Osakeyhtiö) in May 1977 and served there in various positions until February 1991. He is a member of the board of directors of American Forest & Paper Association. In addition, he is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering and a Master of Science degree in Business Administration.

Pekka Laaksonen has acted as the senior executive vice president, Stora Enso packaging boards, since December 1998. Previously, he was the executive vice president of the packaging boards division of Enso from August 1993 until December 1998, managing director of Enso (Deutschland) GmbH & Co. from January 1989 until August 1993, sales manager at Enso (Deutschland) from January 1986 until December 1988, a vice president of the plywood division of Enso from September 1984 until December 1985, sales manager at Enso

(Deutschland) from August 1981 until August 1984 and an employee of the plywood division of Enso from March 1979 until July 1981. He was also a member of the board of directors of Enso from May 1996 until December 1998 and a deputy member of the board of directors of Enso from August 1993 until April 1996. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. In addition, he is a member of the board of directors of Suominen Corporation. He holds a Master of Science degree in Economics and Business Administration.

Arno Pelkonen has acted as the senior executive vice president, Stora Enso forest products, since May 2003. Previously, he was the senior executive vice president, timber, from August 2001 until April 2003 and the executive vice president and managing director of Stora Enso Timber Oy Ltd from December 1998 until August 2001, managing director of Enso Timber Oy Ltd from September 1995 until December 1998, marketing director of Enso’s sawmill industry from January 1990 until September 1995, sales director of Enso’s sawmill industry from May 1986 until January 1990, and sales manager of Enso’s sawmill industry from May 1984 until May 1986. Mr. Pelkonen is a member of the board of directors of Kuusakoski Oy and a member of the managing board of CEI-Bois. He joined Enso in 1984 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics and Business Administration.

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

Corporate Governance

General

Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act, the Finnish Securities Market Act and our corporate governance policy. In 2003, we updated our corporate governance policy in response to our reorganization, public interest in governance issues, new rules and recommendations of the Helsinki Stock Exchange, the Stockholm Stock Exchange and New York Stock Exchange as well as the U.S. Sarbanes-Oxley Act. Our board of directors, our chief executive officer and our deputy chief executive officer manage our company. For additional information about the provisions of our articles of association relating to certain other corporate governance matters, see “Item 10. Additional Information—Memorandum and Articles of Association.” The following is a brief summary of certain relevant provisions of the Finnish Companies Act and our corporate governance policy:

Board of Directors.    It is our policy that the board of directors shall have a majority of independent directors. To be considered “independent,” the board must resolve that a director has no material relationship with the Company other than as a director. Our board of directors currently consists of ten ordinary members: nine non-executives, who are independent and not affiliated with Stora Enso Oyj, and one executive, who is our chief executive officer. The members are appointed by the annual general meeting of shareholders for a one-year term. The board of directors supervises our operation and management and decides upon significant matters relating to strategy, investments, organization and finance. The board of directors also supervises the accounting and financial control matters of our company. The board of directors elects the chairman and the vice-chairman of our board of directors from among its members and appoints our chief executive officer, our deputy chief executive officer and heads of product areas, divisions and staff functions. The board of directors also appoints members of the compensation committee, financial and audit committee and nomination committee.

Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the negotiation or performance, or otherwise having any involvement in connection with, a contract between themselves and Stora Enso Oyj. This prohibition also includes contracts between Stora Enso Oyj and a third party, if such director would receive a material benefit in conflict with the interests of Stora Enso Oyj.

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

Board Committees

Financial and Audit Committee.    Our board of directors established in August 2003 a financial and audit committee that comprises three to five non-executive members of our board of directors who are independent and not affiliated with the Company. At least one committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to Stora Enso. The financial and audit committee meets regularly at least twice a year. The members of the financial and audit committee meet the Company’s external auditor without the management being present in connection with its meetings. Currently, the financial and audit committee consists of Mr. Jan Sjöqvist as the chairman and the financial expert of the audit committee and Ms. Birgitta Kantola and Messrs. Claes Dahlbäck, Ilkka Niemi and Lee A. Chaden as members. The financial and audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process. The financial and audit committee reports to our board of directors. The financial and audit committee met six times in 2004.

Compensation Committee.    Our board of directors has appointed a compensation committee that currently consists of Mr. Claes Dahlbäck as the chairman and Messrs Harald Einsmann, Ilkka Niemi and Matti Vuoria as members. The compensation committee is responsible for recommending, evaluating and approving executive

(other than the chief executive officer) nominations and compensations, evaluating the performance of the chief executive officer and making recommendations to the board of directors relating to management compensation generally, including equity incentive compensation plans. The board of directors approves the compensation of the chief executive officer.

Shareholders’ Nomination Committee

The annual general meeting of our shareholders held on March 22, 2005 established a nomination committee, which will consist of four members: the representatives of our two largest shareholders as of October 1, 2005 as well as the chairman and the vice chairman of our board of directors. The nomination committee shall be convened by the chairman of the board of directors and the committee shall elect one of its members as its chairman. The nomination committee shall give its proposals to the board of directors concerning the number of members of our board of directors, nomination of the members of our board of directors, remuneration for the members of our boards of directors and remuneration of the committees of our board of directors.

Operating Committees

Investment Committee.    Our investment committee is chaired by the head of our corporate strategy, investments and business planning. Committee members are appointed by our chief executive officer. The duties of the investment committee are as follows: the coordination of investment planning projects, coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and making recommendations regarding funds available for investments.

Research and Development Committee.    Our research and development committee is chaired by our deputy chief executive officer and members of the committee are appointed by our chief executive officer. The purpose and tasks of the research and development committee are as follows: to secure a group perspective on research and development in Stora Enso with regard to the relevance of research and development and its quality and efficiency, to initiate research and development policy and strategy at the group level, to monitor Stora Enso group research and development and to supervise company-financed research and development undertaken externally. In order to facilitate these tasks, the research and development committee must monitor technology and future-oriented product development.

Disclosure Committee.    Our disclosure committee is chaired by our group controller and the head of our internal auditing and our general counsel serve as its permanent members. Other members are nominated by our chief executive officer as needed. The duties of the disclosure committee include supervising the reliability of financial reporting and disclosure processes of the Company.

Sustainability Committee.    Our sustainability committee is chaired by our deputy chief executive officer, and its members are appointed by our chief executive officer. The duties of the sustainability committee are to formulate corporate policy and strategy in environmental and corporate social responsibility matters, to ensure that these policies and strategies are well established and respected throughout the company, to co-ordinate and follow-up on relations and communication with stakeholders such as governmental and non-governmental organizations, to take initiatives for the development of relevant management procedures and to produce the annual Sustainability Report.

Compensation of Directors and Executive Management Group

In 2004, we paid aggregate remuneration of approximately €5.4 million to members of our board of directors and executive management group, as a group (19 persons). This figure includes benefits in kind and bonuses determined by the compensation committee of our board of directors based on our performance. In the case of executive officers who are members of the executive management group, this compensation was primarily in the form of salary. In the case of non-executive directors, this compensation was in the form of directors’ fees. In addition, we accrued an aggregate of €1.8 million in 2004 for pension, retirement and similar benefits for the directors and members of our executive management group.

In 2004, we paid our chief executive officer a salary, including benefits, of €1,166.9 thousand and a bonus of €253.9 thousand. Members of our executive management group received a total of 280,000 synthetic options in 2004. Members of our board of directors did not receive any options in 2004.

Equity-Based Programs

In 1999, we established a synthetic option program, which is an integrated part of the top management compensation structure. Approximately 200 employees, primarily from senior management and selected specialist areas, participate in the program. Under this program, we have issued approximately 2.9 million options with a strike price of €11.75 per share, equal to 110 percent of the average share price from May through July 1999. These 1999 synthetic options are exercisable from July 15, 2002, until July 15, 2006. On March 21, 2000, our board of directors approved the issuance of up to 3,000,000 additional synthetic options with a strike price of €12.25 per share, equal to 110 percent of the average share price over the three-day period prior to the annual general meeting on March 21, 2000. These 2000 synthetic options are exercisable from April 1, 2003, until March 31, 2007. On March 20, 2001, our board of directors decided to continue the annual incentive program initiated in 1999 and increased the number of key employees eligible to receive synthetic options to 500 and approved the issuance of up to 4.8 million additional synthetic options. The strike price for the 2001 synthetic options is €11.70, equal to 110 percent of the average share price from February 2 through February 14, 2001. These 2001 synthetic options will be exercisable from April 1, 2004, until March 31, 2008. In January 2002, our board of directors decided on the principles of continuing the rolling incentive program, increased the number of key employees eligible to receive synthetic options to 1,000 and approved the issuance of up to 5.9 million additional synthetic options. The strike price for the 2002 synthetic options is €16.50, equal to 110 percent of the average share price from January 31 through February 7, 2002. These 2002 synthetic options will be exercisable from February 8, 2005, until February 7, 2009. In January 2003, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 6.0 million additional synthetic options. The strike price for the 2003 synthetic options is €10.00, equal to 110 percent of the average share price from January 31 through February 7, 2003. These 2003 synthetic options will be exercisable from February 8, 2006, until February 7, 2010. In February 2004, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 4.5 million additional synthetic options. The strike price for the 2004 synthetic options is €11.15, equal to 110 percent of the average share price from February 5 through February 12, 2004. These 2004 synthetic options will be exercisable from March 1, 2007, until February 28, 2011. In March 2005, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 3.1 million additional synthetic options. The strike price for the 2005 synthetic options is €12.20, equal to 110 percent of the average share price from February 4 through February 11, 2005. These 2005 synthetic options will be exercisable from March 1, 2008, until February 28, 2012.

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

In addition, in 2004, we established a restricted share award plan and a performance share award plan for 191 members of our top senior management. Under the restricted share award plan, a total of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of Series R shares, 40 percent will be allocated on March 1, 2005, 30 percent will be allocated on March 1, 2006, and 30 percent will be allocated on March 1, 2007. Under the performance share award plan, participants were notified on March 1, 2004 that, depending on whether we, at the group level, meet the performance criteria determined by the compensation committee of our board of directors, an estimated target amount of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of allocations, 40 percent was made on March 1, 2005, 30 percent will be made on March 1, 2006, and 30 percent will be made on March 1, 2007. Pursuant to the performance criteria determined by the compensation committee of our board of directors for the year 2005, participants will be allocated 156,000 Series R shares, representing 150 percent of the target amount for 2005, if our return on capital employed in 2004 is 4 percent higher than weighted average cost of capital of 8.7 percent. If our return on capital employed in 2004 equals weighted average cost of capital of 8.7 percent, participants will receive 104,400 Series R shares held by us, representing 100 percent of the target amount for 2005. If our return on capital employed in 2004 is lower than weighted average cost of capital of 8.7 percent, no Series R shares will be allocated. On March 1, 2005, 103,140 Series R Shares were awarded under the restricted plan and no Series R Shares were allocated under the performance plan.

In 2005, the restricted and performance share plans were extended to 1000 employees. Under the restricted share plan a total of 645,603 R Series shares may be allocated over the period March 1, 2006 through March 1, 2008. The performance plan target amount is 372,178 R Series shares over the period March 1, 2006 through March 1, 2008 with a maximum number of 558,267 R Series shares available if the company meets the performance criteria as determined by the compensation committee of our board of directors.

The following table sets forth the total number of synthetic options beneficially held by each of the members of our executive management group as of April 5, 2005:

	1999	2000	2001	2002	2003	2004	2005
Jukka Härmälä	112,500	110,000	110,000	110,000	110,000	60,000	60,000
Björn Hägglund	93,750	90,000	90,000	90,000	90,000	45,000	20,000
Esko Mäkeläinen	46,900	45,000	45,000	45,000	45,000	22,500	22,500
Lars Bengstsson	46,900	30,000	45,000	45,000	45,000	22,500	22,500
Jussi Huttunen	16,800	15,000	15,000	45,000	45,000	22,500	22,500
Kai Korhonen	46,900	45,000	45,000	45,000	45,000	22,500	22,500
Pekka Laaksonen	46,900	45,000	45,000	45,000	45,000	22,500	22,500
Arno Pelkonen	46,900	30,000	30,000	45,000	45,000	22,500	22,500
Bernd Rettig	46,900	45,000	45,000	45,000	45,000	22,500	22,500
Yngve Stade	46,900	45,000	45,000	45,000	45,000	22,500	22,500

In addition, as set out in the following table, our executive management group, were awarded R Series shares on March 1, 2004 under the 2004 restricted share plan. No awards were made under the 2004 performance share plan.

	Series R Shares Awarded as of March 1, 2005
	Restricted Share Plan	Performance Share Plan
Jukka Härmälä	4,000	0
Björn Hägglund	3,000	0
Esko Mäkeläinen	1,500	0
Lars Bengstsson	1,500	0
Jussi Huttunen	1,500	0
Kai Korhonen	1,500	0
Pekka Laaksonen	1,500	0
Arno Pelkonen	1,500	0
Bernd Rettig	1,500	0
Yngve Stade	1,500	0

In connection with the Consolidated Papers acquisition, our board of directors decided to convert the Consolidated Papers share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new Series R shares in the form of ADRs that may be subscribed for is 5,680,000. Before October 16, 2001, we had issued 2,001,733 Series R shares in connection with the conversion of the share option plans, increasing our share capital by €3.4 million. On October 16, 2001, our board of directors decided to amend these share option plans. As a result, no new Series R shares will be issued pursuant to these share option plans. Instead, under the amended terms of the share option plans, a maximum of 4 million repurchased Series R shares was reserved for distribution pursuant to these share option plans. As of April 5, 2005, a total of 1,220,624 repurchased Series R shares was held in reserve for distribution pursuant to these share option plans. The exercise period is from September 11, 2000 to February 4, 2010 (depending on the date of grant) and the weighted average subscription price is $6.9687.

Share Ownership by Directors and Executive Management Group

The following table sets forth the total number of shares beneficially held by each of our directors and members of our executive management group as of April 5, 2005:

	Number of Shares
	Series A shares		Series R shares
	Sole Voting or Investment Power	Beneficially Shared Voting Power	Sole Voting or Investment Power	Beneficially Shared Voting Power
Directors
Claes Dahlbäck	2,541	—	19,529	—
Ilkka Niemi	—	—	—	—
Gunnar Brock	—	—	4,000	—
Lee A. Chaden	—	—	3,500	—
Harald Einsmann(1)	—	—	4,800	—
Jukka Härmälä	—	—	8,932	—
Birgitta Kantola	—	—	1,000	—
Jan Sjöqvist	—	—	1,943	—
Matti Vuoria(2)	508	8,922,117	1,000	140,874
Marcus Wallenberg(3)	2,795	58,379,194	5,367	—
Executive Management Group(4)
Björn Hägglund	7,877	—	16,376	—
Esko Mäkeläinen	1,900	—	6,169	—
Lars Bengstsson	—	—	1,006	—
Jussi Huttunen	—	—	885	—
Kai Korhonen	—	—	885	—
Pekka Laaksonen	15,000	—	—	—
Arno Pelkonen	—	—	1,500	—
Bernd Rettig	—	—	1,500	—
Yngve Stade	—	—	2,225	—

(1)	Series R shares in form of American Depositary Receipts.
(2)	Varma Mutual Pension Insurance Company owns 8,922,117 Series A shares and 140,874 Series R shares. Mr. Vuoria is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria does not believe that he has the power to direct the voting of shares held by Varma Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.
(3)	In Addition, the Knut and Alice Wallenberg Foundation owns 58,379,194 Series A shares. Mr. Wallenberg is a member of the board of directors of the Knut and Alice Wallenberg Foundation and as a result may be deemed to share voting power with respect to the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg does not believe that he has the power to direct the voting of shares held by the Knut and Alice Wallenberg Foundation and disclaims beneficial ownership of these shares.
(4)	Excludes members of the executive management group who are also members of our board of directors.

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

Share Repurchases

At our annual general meeting of shareholders held on March 22, 2005, our shareholders authorized our board of directors to repurchase up to 17,900,000 Series A shares and up to 62,150,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. Pursuant to the authorization, the repurchased shares may not exceed 10 percent of the votes or the share capital of our company. The authorization is valid until March 21, 2006.

At such annual general meeting of shareholders, our shareholders also authorized our board of directors to dispose of not more than 17,900,000 Series A shares and not more than 62,150,000 Series R shares held by us. Our board of directors was authorized to decide to whom and in what manner these shares will be disposed of. The shares can be disposed of in deviation from the pre-emptive rights of our existing shareholders as consideration in possible corporate acquisitions or other arrangements, or sold in the public market. Our board of directors was also authorized to decide on the terms of the disposals, including the sales price or other consideration to be paid for such shares. The authorization is valid until March 21, 2006.

Pursuant to an authorization to our board of directors granted by our annual general meeting of shareholders held on March 17, 2004, a total of 16,300 Series A shares and 23,582,600 Series R shares were repurchased during the period from March 31, 2004 to March 11, 2005. The average price paid for the Series A shares was €10.90 and for the Series R shares €11.00. Such shares have been cancelled pursuant to the decision of our annual general meeting of shareholders.

Home Country Practices

Foreign private issuers with securities listed on the New York Stock Exchange must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange (the “NYSE listing standards”).

As a result of a comparison of Stora Enso’s corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:

•	The annual general meeting of our shareholders held on March 22, 2005 established a nomination committee, which consists of four members: the representatives of our two biggest shareholders as well as the chairman and the vice chairman of our board of directors. The nomination committee will prepare proposals in respect of the composition of our board of directors and the director remuneration for the following annual general meeting of our shareholders. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.

•	Our compensation committee makes recommendations to our board of directors with respect to the compensation of our president and chief executive officer. In accordance with the Finnish Companies Act, the compensation of our president and chief executive officer is approved by our entire board of directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of the Company must determine and approve the compensation of the chief executive officer.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of a Finnish company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the NYSE listing standards requires, pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, that the audit committee of the company must be directly responsible for the appointment and retention of the independent auditor of the company.

•	Finnish laws and regulations do not mandatorily require companies to have an internal audit function which is required by the Section 303.07 of the NYSE listing standards. Stora Enso has covered this requirement by comprehensive risk management and internal control processes.

Employees

As of December 31, 2004, we had approximately 45,307 employees, an increase of 2,493 employees from December 31, 2003. The increase was due primarily to the acquisition of Sylvester in the Baltic States and new sawmills in Russia, partly offset by reductions of work force in Finland and North America. The average number of employees by product area and by region for the years ended December 31, 2002, 2003 and 2004 and the number of employees as of December 31, 2004 were as follows:

	For the year ended December 31,			As of December 31, 2004
	2002	2003	2004
	(average number of employees)			(number of employees)
Paper
Publication paper	13,241	12,903	12,317	11,872
Fine paper	9,872	9,521	8,921	8,612
Merchants	1,411	1,254	1,296	1,289
Packaging boards	9,949	10,068	10,113	11,730
Forest products
Wood products	3,745	4,626	4,856	5,069
Wood supply Europe	2,265	2,599	3,157	3,614
Other	3,370	3,293	3,119	3,121

Total	43,853	44,264	43,779	45,307	(1)

(1)    As a result of acquisitions in Poland and Russia in late 2004 with a number of employees of 1,979 and 2,196, respectively, the number of employees as of December 31, 2004 is materially different from the average number of employees in 2004.

	For the year ended December 31,			As of December 31, 2004
	2002	2003	2004
	(average number of employees)			(number of employees)		(%)
Finland	14,676	14,479	13,820	13,117		30
Sweden	9,187	9,068	8,848	8,633		19
Germany	4,761	4,785	4,734	4,681		10
United States	5,731	5,182	4,664	4,588		10
Russia	581	741	1,710	2,196		5
Austria	1,189	1,226	1,261	1,299		3
France	1,333	1,312	1,260	1,236		3
Estonia	132	1,140	970	1,030		2
The Netherlands	858	829	954	947		2
China	816	811	849	857		2
Canada	850	849	775	678		1
Belgium	645	623	603	596		1
Other countries	3,094	3,219	3,351	5,449		12

Total	43,853	44,264	43,779	45,307		100

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

In Finland, the collective bargaining agreements between the Finnish Forest Industries Federation, an organization collectively representing us and other employers in our industry, and the relevant labor unions expired on February 28, 2005. In connection with the currently pending negotiations regarding new Finnish collective bargaining agreements, the Finnish labor unions for the forest industry and the electric industry announced that their members will refuse to work any over-time as from March 30, 2005, and the Swedish labor union for the forest industry has announced that its members will refuse to undertake any work related to the production in Finland as from April 7, 2005.

In Sweden, we have entered into three-year collective bargaining agreements covering the period until March 2007 with all unions. The agreements provide for average salary increases of 3.0 percent for 2004, 2.7 percent for the 12 months starting March 1, 2005 and 2.6 percent for the last 12 months. In Germany, we have collective bargaining agreements covering the period from May 2004 until April 2005, which provided for average salary increases of approximately 1.5 percent in May 2004. Negotiations on new collective bargaining agreements in Germany will start during April 2005.

In North America, most of our employees involved in production as well as office and professional employees are represented by labor unions, with different unions representing various groups of employees. All major agreements with labor unions in North America were scheduled to expire during the year 2004 or later and provide for average salary increases of approximately 3 percent in each of 2002 and 2003.

Management believes that our company has good relations with employees and their representatives. For additional information, see the relevant risk factor under “Item 3. Key Information—Risk Factors.”

Our employees participate in a performance-oriented incentive bonus plan based on, among other factors, profitability and achievement of key business targets set by management. Bonuses under the new incentive plan are calculated as a percentage of each employee’s annual base salary, capped in the case of non-management employees at 7 percent. All bonuses are discretionary and will not be partially triggered unless our results exceed specified levels. The plan currently covers 70 to 80 percent of our employees, mostly in Europe. We plan to implement the plan in all countries. However, this implementation will take time due to local practices, contracts and legislation.

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

Item 7.    Major Shareholders and Related Party Transactions.

Ownership of Stora Enso’s Securities by Management and Significant Shareholders

The following table sets forth information concerning the beneficial ownership of Series A shares and Series R shares as of April 5, 2004 for the following:

•	each person or entity who is known by us to own beneficially at least 5 percent of our outstanding share capital or voting power; and

•	all our directors and members of our executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of April 5, 2005, plus our shares subject to warrants and options held by the respective persons as of the date of April 5, 2005 and exercisable within 60 days.

Name	Series A Shares Beneficially Owned	Series R Shares Beneficially Owned	Percentage of Votes	Percentage of Outstanding Shares
Finnish State	55,595,937	41,483,501	24.6	11.9
Knut and Alice Wallenberg Foundation	58,379,194	—	24.1	7.2
Social Insurance Institution of Finland	23,825,086	3,738,965	10.0	3.4
Varma Mutual Pension Insurance Company	8,922,117	140,874	3.7	1.1
Directors and members of the executive management group, as a group (19 persons)(1)(2)	67,301,311	140,874	27.5	8.1

(1)	Includes 58,379,194 Series A shares owned by the Knut and Alice Wallenberg Foundation. Marcus Wallenberg, a member of our board of directors, is a member of the board of directors of the Knut and Alice Wallenberg Foundation. Mr. Wallenberg may be deemed to have an interest in the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg believes that he does not possess the power to direct the voting of these shares and disclaim beneficial ownership of the Series A shares held by the Knut and Alice Wallenberg Foundation.
(2)	Includes 8,922,117 Series A shares and 140,874 Series R shares owned by Varma Mutual Pension Insurance Company. Matti Vuoria, a member of our board of directors, is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company. Mr. Vuoria may be deemed to have an interest in the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Series A shares and Series R shares held by Varma Mutual Pension Insurance Company.

Changes in the Percentage of Ownership of Significant Shareholders

Prior to the merger of STORA and Enso in 1998, the Finnish State owned approximately 40 percent of Enso’s share capital and Investor AB, a Swedish industrial investment company, owned approximately 16.4 percent of STORA’s share capital. Immediately following the merger, the Finnish State held approximately 21.6 percent of the voting power in Stora Enso and Investor AB held approximately 10.9 percent. In June 2001, Investor AB sold its total shareholdings in Stora Enso to the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation. In April 2002, the Finnish State sold approximately 23 million Series R shares and, in June 2002, an additional 17 million Series R shares through a series of market transactions. As of the date of this annual report, the Finnish State controls approximately 24.6 percent and the Knut and Alice Wallenberg Foundation controls approximately 24.1 percent of our voting rights. We have been informed that, as of February 17, 2004, the ownership of our shares by the mutual funds managed by Franklin Resources, Inc. had exceeded 5 percent of our outstanding shares. Based on the announcement made by Franklin Resources, Inc. on February 20, 2004, mutual funds managed by Franklin Resources, Inc. held 45,391,907 Series R shares as of February 17, 2004, representing approximately 5.25 percent of our outstanding share capital and approximately 1.82 percent of our voting rights.

Ownership of Our Securities in the United States

As of April 5, 2005, there were (i) 16 record holders of our Series A shares with a registered address in the United States, representing 6,447 of a total of 179,030,345 issued and outstanding Series A shares, and (ii) 41 record holders of our Series R shares with a registered address in the United States, representing 47,057 of a total of 633,946,754 issued and outstanding Series R shares. In addition, 20,690,502 Series R shares were held in the form of ADSs by 2,755 record holders, representing 3.3 percent of our issued and outstanding Series R shares.

As of April 5, 2005, a total of 74,979,326, or 41.9 percent, of our Series A shares and a total of 503,076,298, or 79.4 percent, of our Series R shares were held in nominee registered form in the Finnish book-entry system. As a result of Finnish law and regulations, we believe that substantially all holders of such shares are domiciled outside of Finland. However, other than in respect of shareholders attending a meeting of our shareholders, we do not receive information on the jurisdiction of the domicile of such shareholders unless such holders notify us that they have obtained ownership of shares representing at least 5 percent of our outstanding share capital or voting power. Other than as indicated above under “—Ownership of Stora Enso’s Securities by Management and Significant Shareholders,” we have not received any such notification in respect of our current shareholders.

Related Party Transactions

General

During the last three years, we have not been involved in any material transactions with any of our directors or executive officers, any of our 10 percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of our board of directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our 10 percent shareholders owes any significant amount of debt to us. We have not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of our directors or executive officers in violation of the Exchange Act.

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

Chemical Pulp

Although most of our chemical pulp is produced internally, we purchase chemical pulp from the pulp mill of Sunila Oy, a 50 percent owned joint venture corporation with Myllykoski. Sunila sells us pulp at market prices. In 2004, we purchased 156,696 metric tons of chemical pulp from Sunila for a total purchase price of €66.5 million.

Energy

We hold a 15.7 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Prices that we pay to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices. We have the right to appoint a director to the board of directors of Pohjolan Voima.

Financial Arrangements

We have borrowings from, or financial arrangements with, several financial institutions. Some of the members of our board of directors or executive management group are also members of the board of directors, supervisory board or executive management of one or more of those financial institutions, including Nordea Bank AB (publ.) in the case of Birgitta Kantola, Sampo Bank plc in the case of Matti Vuoria, Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä and Matti Vuoria and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. All of our borrowings and financial arrangements have been negotiated on arm’s-length terms and several have existed for a number of years and prior to the current overlap in board membership.

Research and Development

We conduct research and development activities through Keskuslaboratorio, in which we have a 30 percent interest. We source part of our basic research requirements from Keskuslaboratorio, which also performs research for us on a contract basis at cost. In 2004, our total payments to Keskuslaboratorio amounted to €5.0 million. Discoveries made in the process of its research activities are the property of Keskuslaboratorio, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of Keskuslaboratorio (in addition to ourselves, UPM-Kymmene, Metsäliitto group and Myllykoski) have a right to practice the patent. If, however, Keskuslaboratorio decides not to apply for a patent, the discovery is auctioned to the corporate owners or, if they are not interested, to unrelated third parties.

Recycled Paper

We have a minority interest in several paper recyclers from whom we purchase recycled paper at market prices. Purchases of recycled paper from these companies totaled approximately €36.9 million in 2004.

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

Stevedoring

We own 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels. Steveco’s other shareholders are UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco to us and the other shareholders are priced at market prices and, in 2004, our total payments to Steveco Oy amounted to €21.9 million. We also own 50 percent interest in Kemi Shipping Oy and 100 percent in Herman Andersson Oy, each, a Finnish company.

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

In connection with the divestiture of our Swedish forest land and related operations in 2004, we entered into a long-term wood procurement agreement with Bergvik Skog AB, according to which it will sell us approximately 4.5 million cubic meters of wood annually. Currently, we are holding 43.3 percent and the Knud and Alice Wallenberg Foundation is holding 8.2 percent of the shares in Bergvik Skog AB. As of the date of this annual report, the Knut and Alice Wallenberg Foundation controls approximately 23.7 percent of our voting rights. In 2004, we procured 3.98 million cubic meters of wood for €140.5 million from Bergsvik Skog AB while our sales to Bergvik Skog AB amounted to €76.2 million.

Item 8.    Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The following table sets forth our sales by destination for the years indicated:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Austria	195.4	222.0	238.6
Baltic States	28.3	89.3	135.5
Belgium	301.3	267.2	258.4
Czech Republic	121.7	118.9	111.1
Denmark	297.9	276.1	262.2
Finland	780.6	786.9	808.5
France	965.5	862.7	835.2
Germany	1,673.6	1,616.1	1,624.6
Italy	391.5	380.7	369.1
The Netherlands	488.4	491.9	508.8
Portugal	60.9	64.9	83.2
Spain	463.4	499.4	488.8
Sweden	1,034.2	994.4	1,040.5
United Kingdom	1,053.4	979.3	963.8
Russia	112.8	130.7	151.8
Other Europe	916.0	762.8	777.4

Total Europe	8,884.9	8,543.3	8,657.5
Africa	118.2	146.8	149.9
Australia and New Zealand	115.6	122.9	124.3
Canada	160.0	143.7	127.5
China (incl. Hong Kong)	257.3	267.0	281.4
Japan	340.6	323.2	346.2
Other Far East and South East Asia	272.6	310.6	382.5
Middle East	176.1	185.5	201.4
United States	2,267.3	1,918.3	1,904.9
Latin America	128.4	126.0	162.9
Others	61.6	85.0	57.3

Total	12,782.6	12,172.3	12,395.8

In 2004, approximately €3,169.9 million, or 80 percent, of our sales from Finland; approximately €1,917.6 million, or 67 percent, of our sales from Sweden; approximately €756.4 million, or 54 percent, of our sales from Germany; and €140.9 million, or 8 percent, of our sales from the United States were exported to other countries.

Legal Proceedings

Competition Law Proceedings

Inspections of the European and U.S. Competition Authorities and Class-action Lawsuits in the United States.    In May 2004, we became a subject of inspections carried out by the European Commission and the

Finnish Competition Authority at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the United States. The investigations by the authorities in both Europe and the United States are at a fact-finding stage only and no formal allegations have been made against us or any of our employees.

Subsequent to the commencement of these antitrust investigations in May 2004, we and certain of our subsidiaries have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend against these claims. We do not carry liability insurance which would cover any adverse judgments or losses resulting from these lawsuits.

No provision has been made with respect to these antitrust investigations by the European and U.S. competition authorities and class-action lawsuits in U.S. federal and state courts. There can be no assurances that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

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

Other Proceedings

Wisconsin Rapids Emissions Case.    The EPA has issued a notice of violation to our Wisconsin Rapids pulp mill alleging that expansions and other capital projects at the mill between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. See “Item 4. Information on the Company—Environmental Matters.”

Niagara Emissions Case.    The EPA has issued a notice of violation and a finding of violation to our Niagara mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but we expect that the EPA will seek a monetary penalty and the installation of additional control equipment. See “Item 4. Information on the Company—Environmental Matters.”

Port of Amsterdam.    Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam. As of December 31, 2003, we had recorded a €2.4 million provision relating to our possible liabilities.

Appleton Facility Case.    Stora Enso North America, Inc. is being sued by M-I, L.L.C. to recover environmental response costs associated with our operations at our former facility at Appleton in the United States and indemnity provisions contained in agreements between the parties. M-I, L.L.C. most recently operated the drilling fluid business at the site and alleges to have spent $10 million on investigation and remediation at the site.

General

Except for the proceedings described above, we are not involved in any legal, administrative or arbitration proceedings which we would expect to have a material adverse effect on our business, financial condition or results of operations. In addition, we are not aware that any such legal, administrative or arbitration proceedings are threatened. However, we can not rule out the possibility of additional claims by competitors or other proceedings. Such claims or proceedings could have a material adverse effect on our business, financial condition and results of operations.

Dividend Policy

We pay annual dividends to our shareholders based on the long-term outlook for our consolidated profitability and financial position. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and such other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute at least one-half of our earnings as dividends over the cycle.

For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s financial results and of the amount of the dividend proposed by the board of directors. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed the amount recommended by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits or distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. As of December 31, 2004, our consolidated distributable equity, including our consolidated subsidiaries, totaled €3,674.6 million and the distributable equity in our parent company totaled €4,560.2 million. The difference between the parent company’s distributable equity and our consolidated distributable equity is caused by profits and losses related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of the company.

Dividends paid to holders of ADSs who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 28 percent. Such ADS holders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the United States and Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of our shares or ADSs. See “Item 10. Additional Information—Taxation.”

At the annual general meeting of our shareholders held on March 22, 2005, our shareholders declared a dividend of €0.45 per share for the fiscal year ended December 31, 2004, representing total dividends of €376.6 million. The dividend was paid on April 8, 2005 to shareholders entered in the register of shareholders on March 29, 2005.

Significant Changes

Other than as described herein, no significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing.

Nature of Trading Markets

Our Series R shares are registered for trading on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the “Helsinki Stock Exchange”) under the symbol “STERV” and on the Stockholm Stock Exchange under the symbol “STER.”

The tables below set forth, for the periods indicated, the high and low sales prices of our Series R shares on the Helsinki Stock Exchange, as reported in euro by the Helsinki Stock Exchange, and on the Stockholm Stock Exchange, as reported in Swedish kronor by the Stockholm Stock Exchange.

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2000	19.00	8.70	160.00	72.00
2001	15.67	10.12	146.50	90.50
2002	16.13	8.41	148.00	77.00
2003	12.42	8.30	113.50	77.50
2004	12.11	9.60	108.00	90.00
2005 (through April 5)	12.17	10.55	110.00	96.75

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2003
First Quarter	11.17	8.39	102.50	77.50
Second Quarter	10.18	8.30	92.50	78.00
Third Quarter	12.42	9.32	113.50	86.00
Fourth Quarter	11.95	10.24	108.00	92.50
2004
First Quarter	11.53	9.60	106.50	90.00
Second Quarter	11.80	10.25	107.50	93.50
Third Quarter	11.75	10.45	107.50	95.50
Fourth Quarter	12.11	10.91	108.00	98.50
2005
First Quarter	12.17	10.67	110.00	96.75
Second Quarter (through April 5)	10.88	10.55	99.75	97.00

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2004
October	11.53	10.91	105.00	98.50
November	12.11	11.06	108.00	100.50
December	11.94	11.23	107.00	100.50
2005
January	11.50	10.73	104.00	97.50
February	11.59	10.67	105.50	96.75
March	12.17	10.70	110.00	97.50
April (through April 5)	10.88	10.55	99.75	97.00

Since September 13, 2000, our Series R shares have been traded in the United States on the New York Stock Exchange under the symbol “SEO” in the form of ADSs which are evidenced by American Depositary Receipts. Each ADS represents one of our Series R shares.

The tables below set forth, for each of the periods indicated, the reported high and low closing prices per Stora Enso ADSs on the New York Stock Exchange Composite Tape as reported in U.S. dollars by the New York Stock Exchange:

	Price per ADS
Calendar Period	High	Low
	$
2001	13.40	9.21
2002	14.32	8.37
2003	14.05	9.16
2004	16.08	12.10
2005 (through April 5)	15.99	13.68

	Price per ADS
Calendar Period	High	Low
	$
2003
First Quarter	11.77	9.16
Second Quarter	11.85	9.16
Third Quarter	13.45	10.76
Fourth Quarter	14.05	12.03
2004
First Quarter	14.10	12.20
Second Quarter	13.88	12.10
Third Quarter	14.09	12.60
Fourth Quarter	16.08	13.45
2005
First Quarter	15.99	13.84
Second Quarter (through April 5)	13.79	13.68

	Price per ADS
Calendar Period	High	Low
	$
2004
October	14.47	13.45
November	16.08	14.18
December	15.87	14.97
2005
January	15.24	14.18
February	15.40	13.95
March	15.99	13.84
April (through April 5)	15.79	13.68

Trading and Settlement on the Helsinki Stock Exchange

Trading in, and clearing of, securities on the Helsinki Stock Exchange, part of the OMX Exchanges, takes place in euro, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

The trading system of the Helsinki Stock Exchange is based on an electronic trading system SAXESS™ (“Saxess”). Saxess is an order-based system in which orders are matched to trade when price and volume match. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

The trading phases consist of a pre-trading session, continuous trading and a post-trading session. For shares, pre-trading begins at 8:30 a.m. and ends at 9:45 a.m. at the prices established during the previous trading day. Trading with calls and continuous trading takes place from 9:45 a.m. to 6:30 p.m. Opening call begins at 9:45 a.m. and ends at 10:00 a.m. Round lot orders entered during the pre-trading session and existing orders with several days’ validity are automatically transferred into the opening call. Continuous trading begins sequentially after the opening call ends at 10:00 a.m. when the first share is assigned its opening price and then becomes subject to continuous trading. After approximately ten minutes, the opening prices for all the shares have been established and trading continues at prices based on market demand until 6:20 p.m. when the closing call is initiated. The closing call ends at approximately 6:30 p.m. when the closing prices are determined. Post-trading, during which only contract transactions for shares can be registered at the prices established during the trading day, takes place from 6:40 p.m. to 7:00 p.m.

Trades are normally cleared in the Finnish Central Securities Depository’s (the “FCSD”) automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public tender offers and insider obligations, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Stock Exchange or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the securities being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effective, has such consequence. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.

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

The Finnish Book-Entry Securities System

General

Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Stock Exchange. Our shares were entered into the Finnish book-entry system on May 2, 1996.

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

Registration

In order to effect entries in the Finnish book-entry securities system, a security holder or its nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuing company. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (for example, the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.

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

Custody of the Shares and Nominees

A non-Finnish shareholder may appoint an account operator (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and exercise all share subscription rights and other financial and administrative rights attached to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company upon request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

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

The board of directors shall convene a general meeting of shareholders by publishing a notice to the meeting in newspapers, as determined by the board of directors, but at least in two Finnish and two Swedish newspapers, not more than two months and not less than 17 days before the last day for advance notice of attendance mentioned in the notice to the meeting. Other notices to the shareholders shall be delivered in the same manner. A shareholder wishing to attend a general meeting of shareholders must notify us by the date mentioned in the notice to the meeting, which may not be more than ten days before the meeting.

Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting, a shareholder must be registered on the relevant record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Finnish Companies Act or in our articles of association. Thus, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at a meeting.

An extraordinary general meeting of shareholders may be convened when considered necessary by the board of directors or when requested in writing by an auditor or shareholders holding together a minimum of 10 percent of all shares.

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

A shareholder’s request for the conversion of Series A shares must be presented to us in writing. A request for the conversion of shares may be made at any time, with the exception of the period beginning with the passing of a resolution by the board of directors to convene a general meeting of shareholders. Any conversion request made during the time falling between such resolution and the following general meeting of shareholders is deemed to have arrived, and is processed, after such general meeting of shareholders and, where applicable, the record date that follows. The request shall state the number of shares to be converted as well as the book-entry account on which the book-entries corresponding to the shares are recorded. We may request that an entry be made on the shareholder’s book-entry account restricting the shareholder’s right of transfer with respect to its shares during the conversion period. We shall promptly notify the Finnish Trade Register of the changes in the number of shares following the conversion. A request for conversion of shares may be cancelled before the Finnish Trade Register has been notified. Upon cancellation, we shall request that any entry restricting the shareholder’s right of transfer shall be removed from the shareholder’s book-entry account.

The conversion of Series A shares into Series R shares shall become effective upon registration in the Finnish Trade Register. The party requesting the conversion and the book-entry registrar shall be notified of the registration. In the event a general meeting of shareholders is convened during the conversion period specified by the board of directors, any conversion requests made during such conversion period shall be deemed to be received after the general meeting of shareholders. In such event, the board of directors may decide upon extension of the conversion period to end after the general meeting of shareholders, when necessary. Our board of directors shall, when necessary, decide on more detailed procedures for the conversion of shares based on a request of a shareholder or, in case of shares registered in the name of a nominee, on the request of the nominee indicated in the book-entry register.

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

Exchange Controls

Our shares may be bought by non-residents of Finland on the Helsinki Stock Exchange without any separate Finnish exchange control consent. Non-residents may receive dividends without separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents.

Material Contracts

Neither we nor any of our consolidated subsidiaries have entered into any contracts in the last two years outside of the ordinary course of business that have had or will have a material effect on our business.

Taxation

The following description is based on tax laws of Finland and the United States as in effect on the date of this annual report and is subject to changes in the Finnish and U.S. law, including changes that could have retroactive effect. Prospective investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of tax laws of any other jurisdiction.

Finnish Taxation

General

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

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 2005, the rate of such tax was 26 percent.

Shareholders and Holders of ADSs

Tax Credit on Dividends

The Finnish avoir fiscal system has been abolished as of January 1, 2005. The taxation of dividends distributed by a company listed on the Helsinki Stock Exchange varies depending on whether a shareholder that is a resident in Finland is a company listed on the Helsinki Stock Exchange, a privately held company or a natural person. When the shareholder is a company listed on the Helsinki Stock Exchange, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the dividend is paid based on shares that are not included in the investment assets of the shareholder (listed company), the dividend income is not taxable income. If the shareholder is a privately held company, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the shares are not part of the investment assets of the respective shareholder, only 75 percent of the dividends received is taxable income, provided that the respective shareholder does not directly own at least 10 percent of the share capital of the distributing company. If the 10 percent ownership threshold is met, the dividend income is not treated as taxable income of the respective shareholder (privately held company). If the shareholder is a natural person, 70 percent of the dividends received by such shareholder is taxable as capital income.

The applicable tax rate is 28 percent. The rest of the dividend income received by such a shareholder from a listed company is not treated as taxable income.

Year 2005 serves as a transition period and lower percentages than those described above shall be used in the taxation of dividends. If the shareholder is a privately held company or if the underlying shares are included in the investment assets of the shareholder, 60 percent (instead of 75 percent) of the dividends received by such shareholder will be taxable income in such shareholder’s taxation in tax year 2005. Similarly, if the shareholder is a natural person, 57 percent (instead of 70 percent) of the dividends received by such shareholder will be taxable as capital income in such shareholder’s taxation of year 2005.

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 28 percent as from January 1, 2005. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15 percent. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payer prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. The Bank of New York as Depositary for the ADSs has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the EU and directly hold at least 20 percent of the capital of the distributing Finnish company. In addition, due to the abolishment of the Finnish avoir fiscal system the requirement of a minimum tax relating to avoir fiscal shall no longer apply.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Stock Exchange. If the transfer is not made on the Helsinki Stock Exchange, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

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

U.S. Federal Income Taxation

General

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, certain expatriates, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the Company. This summary does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of shares or ADSs.

Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based (i) on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof, and (ii) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of shares or ADSs that is not a U.S. holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its tax consequences.

Ownership of ADSs in General

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

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

Distributions

The gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company including holders of ADSs) with respect to shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may be taxed on such dividends at the lower rates applicable to long-term capital gains (i.e., generally, gains from the sale or exchange of capital assets held for more than one year) for taxable years beginning on or before December 31, 2008. A U.S. holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the shares. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

Any such dividend paid in euro (or any currency other than U.S. dollars) will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro (or, if not euro, the currency in which the dividend was paid) on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euro (or, any currency other than U.S. dollars) will be ordinary gain or loss.

Dividends received by a U.S. Holder with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income.”

U.S. holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.”

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

A U.S. Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial tax basis of shares or ADSs to a U.S. Holder will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euro and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent through 2010.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payer may rely on a certification provided by a payee that is not a U.S. person only if such payer does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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

Operational Risk

Our operating profit is affected by changes in price and volume, although the effect on operating profit depends varies among our product areas. The table below sets forth the operating profit sensitivity to a +/- 10 percent change in either price or volume for our different product areas.

	Price	Volume
	(€ in millions)
Publication paper	410	160
Fine paper	320	120
Packaging boards	260	110
Wood products	140	30

The price and volume of different cost components also have an impact on our operating profit. The table below sets forth the most important items relative to our total costs and sales.

	% of costs	% of sales
Variable costs
Transport and sales commission	12	11
Logs, pulpwood and recycled fiber	19	19
Chemicals and fillers	11	11
Energy	7	7
Other	16	16

	65	64

Fixed costs
Personnel	18	17
Other	7	7

	25	24

Depreciation and amortization	10	9

Total costs	100	97

The main items are personnel costs and the sourcing of logs, pulpwood and recycled fiber. For example, a 1 percent change in our personnel costs equals €22 million and a 1 percent change in our fiber costs represents €23 million. In order to mitigate the impact of these on earnings, we have started to hedge some of our open commodity and energy exposure.

Financial Risk Management

As a global market participant, we are exposed to different kinds of market risks such as currency risk, funding risk, interest rate risk, commodity risk and financial credit risk. The continuously evolving financial and business environment creates a challenge for our treasury function.

The objective of our financial risk management is to limit volatility of our earnings by utilizing financial instruments. We have defined objectives and principles for the management of the financial risk policy for Stora Enso. The policy is reviewed and re-approved regularly by the financial and audit committee of our board of directors. Compliance is monitored by our internal control and internal audit.

We aim to optimize internal cash flows in order to minimize the number of external transactions we must make. We subsequently manage our group’s net exposure in the financial markets.

Our treasury works together with the operating units to determine the best hedging strategy for the respective units within the framework set out in the financial risk policy.

In accordance with our financial risk policy, our treasury uses a variety of financial instruments to hedge net financial risk exposures. Foreign currency exchange derivatives used are forwards, swaps, bought and sold options. Interest rate derivatives used are interest rate futures, interest rate swaps and futures, cross-currency interest rate swaps and interest rate swaptions. Commodity derivatives used are oil swaps and futures, oil options, electricity swaps, pulp and paper swaps, recycled paper swaps and lumber futures.

Foreign Exchange Risk

We operate globally and are thus exposed to foreign exchange risk arising from fluctuations in exchange rates of various currencies and currency combinations.

Many of our production facilities are located outside the euro currency area, mainly in Sweden and the United States. Production facilities in question are owned by the local subsidiaries. The geographical location of the production facilities, the purchases of raw material, and the sales outside the euro area lead to principal foreign exchange transaction exposure in the Swedish krona, U.S. dollar and British pound sterling against the euro, the functional currency of our parent company.

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

In 2004, in accordance with our financial risk policy, the foreign exchange net cash flow arising from forecasted sales and purchases could be hedged to a maximum of 75 percent of the net exposure in a specific currency.

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

The overnight VaR for the net cash flow hedges of foreign exchange transactions was, at a 95 percent confidence level, a loss of €2.1 million as of December 31, 2004 compared to €4.6 million as of December 31, 2003, while the average of over the year 2004 was €2.7 million compared to €5.3 million over the year 2003. The decrease in VaR was mainly due to the decrease in hedges during 2004.

The balance sheets of our foreign subsidiaries are translated into euro using the exchange rates prevailing at the balance sheet date thus exposing us to fluctuations in foreign exchange rates (i.e., translation risk). We record the resulting translation differences directly to consolidated shareholders’ equity.

The financial risk policy requires our treasury to minimize the exposure by funding assets (i.e., net investments in foreign entities) in the same currency whenever economically viable. If matching of assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place.

During 2004, material translation exposures in U.S. dollars, Canadian dollars and British pound sterlings were hedged, while Swedish krona and Danish krona exposures were partially hedged. Hedges were hedge accounted for in accordance with IAS 39 hedge accounting criteria for net investment in foreign entity. As of December 31, 2004, we had €257 million (U.S. dollar equivalent) of forward contracts and €646 million (U.S. dollar equivalent) of borrowings designated as hedge of our net investment in the United States compared to €657 million of borrowings as of December 31, 2003. As of December 31, 2004, €426 million (Canadian dollar equivalent) of forward contracts were designated as hedges of the net investment in Canada, compared to €462 million as of December 31, 2003, while our net investment in the United Kingdom, as of December 31, 2004, had designated forward contracts of €39 million (GBP equivalent), compared to €40 million as of December 31, 2003. As of December 31, 2004, we had no forward contracts designated as a hedge of our Swedish net investment exposure, compared to of €479 million (Swedish krona equivalent) as of December 31, 2003. Instead, we had €592 million (Swedish krona equivalent) of borrowings designated as hedge of our net investment in the Sweden which hedge we did not have as of December 31, 2003. As of December 31, 2004, our net investment in Denmark had designated forward contracts of €100 million (Danish krona equivalent), compared to none as of December 31, 2003.

As of December 31, 2004, the translation risk on the net exposure after hedging measured with overnight VaR was a loss of €8.5 million at a 95 percent confidence level, compared with €5.5 million as of December 31, 2003. The respective annual averages were €7.4 million in 2004 and €6.2 million in 2003. The increase in risk was mainly due to the longer durations of our funding as well as the increases in equity denominated in the Swedish krona and the U.S. dollar.

Funding and Interest Rate Risk

We are also exposed to interest rate risk, in which we are mainly exposed to fluctuations in euro, Swedish krona and U.S. dollar interest rates. Fluctuations in interest rates affect our interest expenses. Our treasury is responsible for the funding of our business operations and managing of interest rate risk.

The financial risk policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowing should be at least four years. Target maturity should be between five and seven years, while combined duration of the loans and the swaps should be between three months and two years. Furthermore, the group must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other uncommitted short-term loans.

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

As of December 31, 2004, the basis point value of our liability portfolio was €1.20 million. The average maturity for the loan portfolio was 5.3 years (excluding committed credit facilities) and the duration for the loan portfolio was 3.4 years. Duration for the loan portfolio together with swaps was 1.9 years. The corresponding values as of December 31, 2003 were basis point value of €1.06 million, with an average maturity of 4.0 years; loan portfolio duration of 2.5 years and duration of loan portfolio together with swaps of 1.2 years.

Outstanding Foreign Exchange and Interest Rate Derivatives

As of December 31, 2004, we had outstanding risk management contracts regarding foreign exchange in a nominal amount of €3,170.8 million compared with €3,450.1 million as of December 31, 2003.

Of interest rate derivatives, the nominal value outstanding as of December 31, 2004 was €2 688.2 million compared with €2,657.1 million as of December 31, 2003.

Commodity and Energy Risk

We are exposed to price fluctuations in raw material, energy and end product prices. Future fluctuations in raw material, energy and end product prices could have a substantial effect on our earnings. We have implemented commodity and energy risk management operations as an integral part of our treasury. The operating units are responsible for measuring and hedging commodity and energy risks and entering into derivative contracts with our treasury to hedge those risks.

Parts of our raw material energy, and end product exposures have been hedged with commodity and energy derivatives. All financial derivatives used in hedging of our exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied.

As of December 31, 2004, we had total outstanding commodity derivative contracts hedging exposures on purchase of energy and other raw materials and on sales of paper and lumber in the form of commodity and energy swaps, options and futures of a total nominal value of €442.7 million, with a net positive fair value of €23.6 million, compared with total outstanding commodity contracts of €477.0 million, with a net positive fair value of €71.5 million, as of December 31, 2003. A 10 percent decrease in the energy prices would result in a negative €2.1 million change in the fair value of the energy hedging contracts and a 10 percent increase in the end products’ prices would result in a negative €0.2 million change in the fair value of the end product hedging contracts. The maturity of our commodity contracts is between one month and four years.

The table below sets forth our outstanding commodity derivative contracts as of December 31, 2004.

	Maturity					Total
	2005	2006	2007	2008	2009
	(€ in millions)
Commodity derivatives	182.9	116.6	107.6	35.6	0.0	442.7

Equity Price Risk

We have certain investments in publicly traded companies. The market value of the equity investments was €220.1 million as of December 31, 2004. These securities have exposure to fluctuations in equity prices. The equities in the portfolio are traded on the Helsinki Stock Exchange, the Stockholm Stock Exchange, the New York Stock Exchange, the Australian Stock Exchange, and the Stock Exchange of Thailand. A 10 percent fall in equity prices would result in a €22.0 million loss in the equity value of these securities. As of December 31, 2004, there were no outstanding financial derivative contracts designated as hedges of the investments in publicly traded companies in our equity portfolio.

As of December 31, 2003, the market value of equity investments was €227.7 million, where a 10 percent fall in equity prices would have resulted in a €22.8 million loss in the equity value of these securities.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Our president and chief executive officer and our senior executive vice president and chief financial officer; after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this annual report was being prepared.

In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of our accounting for derivative instruments under U.S. GAAP and remediated our related controls. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. The restatement relates to the correction of previously reported unrealized gains and resulted in a reduction of our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. See note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

To remedy the situation and to avoid similar weaknesses in future, we are reviewing our controls related to our reporting for derivative instruments both for content and for purposes of preparing a reconciliation of our financial statements in accordance with IFRS to U.S. GAAP. We are also improving our review process, including our understanding of the underlying data for derivative instruments, to avoid misinterpretations of it and are devoting greater review time than previously for such review process.

Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

Audit Fees

During the financial years ended December 31, 2003 and December 31, 2004, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €2.5 million and €2.7 million, respectively, for the audit of our annual financial statements and services normally provided in connection with statutory and regulatory filings.

Audit Related Fees

During the financial years ended December 31, 2003 and December 31, 2004, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €1.0 million and €1.0 million, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During the financial years ended December 31, 2003 and December 31, 2004, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €0.5 million and €1.1 million, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial years ended December 31, 2003 and 2004, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €0.4 million and €0.1 million, respectively, for other services.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth certain information concerning purchases of Series A shares by us and our affiliates during the year ended December 31, 2004:

Period	Total Number of Series A Shares Purchased	Average Price Paid per Series A Share (EUR)	Total Number of Series A Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number of Series A Shares that May Yet Be Purchased Under the Plans or Programs
January 2004	—	—	—	(1)	—
February 2004	—	—	—	(1)	—
March 2004	—	—	—	(1)(2)	—
April 2004	500	10.88	500	(2)	—
May 2004	4,300	10.53	4,300	(2)	—
June 2004	4,900	10.67	4,900	(2)	—
July 2004	100	10.79	100	(2)	—
August 2004	500	11.01	500	(2)	—
September 2004	2,000	10.81	2,000	(2)	—
October 2004	—	—	—	(2)	—
November 2004	—	—	—	(2)	—
December 2004	—	—	—	(2)	—

Total	12,300	10.66	12,300

(1)	On March 20, 2003, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 9,100,000 Series A shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 19, 2004.
(2)	On March 18, 2004, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 9,000,000 Series A shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 17, 2005.

The following table sets forth certain information concerning purchases of Series R shares by us and our affiliates during the year ended December 31, 2004:

Period	Total Number of Series R Shares Purchased	Average Price Paid per Series R Share (EUR)	Total Number of Series R Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number of Series R Shares that May Yet Be Purchased Under the Plans or Programs
January 2004	2,922,200	10.85	2,922,200	(1)	—
February 2004	650,000	10.17	650,000	(1)	—
March 2004	439,000	10.28	439,000	(2)	—
April 2004	1,369,400	10.72	1,369,400	(2)	—
May 2004	3,306,100	10.55	3,306,100	(2)	—
June 2004	1,892,100	10.72	1,892,100	(2)	—
July 2004	1,233,000	10.81	1,233,000	(2)	—
August 2004	1,033,200	10.98	1,033,200	(2)	—
September 2004	3,553,800	10.71	3,553,800	(2)	—
October 2004	100,000	11.03	100,000	(2)	—
November 2004	278,700	11.42	278,700	(2)	—
December 2004	1,684,100	11.39	1,684,100	(2)	—

Total	18,461,600	10.77	18,461,600

(1)	On March 20, 2003, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 34,000,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 19, 2004.
(2)	On March 18, 2004, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 32,700,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 17, 2005.

On March 22, 2005, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 17,900,000 Series A shares and up to 62,150,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization is valid until March 21, 2006.

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

Date: April 8, 2005

STORA ENSO OYJ

By:	/s/ ESKO MÄKELÄINEN
	Name:	Esko Mäkeläinen
	Title:	Senior Executive Vice President, Finance, Accounting and Legal Affairs, and Chief Financial Officer

By:	/s/ JYRKI KURKINEN
	Name:	Jyrki Kurkinen
	Title:	Senior Vice President, Legal Affairs, and General Counsel

[This page has been left blank intentionally.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Stora Enso Oyj

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Stora Enso Oyj and its subsidiaries (Stora Enso) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of Stora Enso’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Oversight Board (United States) and auditing standards generally accepted in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, Stora Enso adopted International Accounting Standard 41, Agriculture, in 2003.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31, as restated, to the consolidated financial statements.

Helsinki, Finland

February 28, 2005

(except for the matters disclosed in Note 31, Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America, as to which the date is April 6, 2005)

PRICEWATERHOUSECOOPERS OY

Authorized Public Accountants

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except per share amounts)

		For the year ended December 31,
	Note	2002	2003	2004	2004
		€	€	€	$
Sales	3	12,782.6	12,172.3	12,395.8	16,781.4
Other operating income	5	218.6	39.3	146.7	198.6
Changes in inventories of finished goods and work in progress		30.3	63.5	39.0	52.8
Change in net value of biological assets	12	—	11.6	7.1	9.6
Materials and services		(6,415.7)	(6,202.5)	(6,573.6)	(8,899.3)
Freight and sales commissions		(1,240.9)	(1,286.8)	(1,367.8)	(1,851.7)
Personnel expenses	6,20	(2,308.1)	(2,297.6)	(1,937.3)	(2,622.7)
Other operating expenses	5	(802.6)	(828.0)	(831.8)	(1,126.1)
Depreciation, amortization and impairment charges	10	(2,441.9)	(1,200.4)	(1,172.0)	(1,586.7)

Operating profit (loss)	3	(177.7)	471.4	706.1	955.9
Share of results in associated companies	13	14.6	(23.0)	38.9	52.7
Net financial items	7	(206.2)	(237.7)	(106.0)	(143.5)

Profit (loss) before tax and minority interests		(369.3)	210.7	639.0	865.1
Income tax expense	8	128.5	(67.0)	108.8	147.3

Profit (loss) after tax		(240.8)	143.7	747.8	1,012.4
Minority interests	19	0.1	(5.8)	(8.1)	(11.0)

Net profit (loss) for the period		(240.7)	137.9	739.7	1,001.4

Earnings (loss) per share
Basic earnings (loss) per share	29	(0.27)	0.16	0.89	1.20
Diluted earnings (loss) per share	29	(0.27)	0.16	0.89	1.20

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

		As of December 31,
	Notes	2003	2004	2004
		€	€	$
Assets
Fixed Assets and Other Long-term Investments
Goodwill	11	902.6	787.9	1,066.7
Intangible fixed assets	11	80.4	108.1	146.3
Property, plant and equipment	11	9,964.5	9,754.8	13,206.0
Biological assets	12	1,587.8	64.6	87.5
Investments in associated companies	13	319.0	568.1	769.1
Listed securities	14	227.7	220.1	298.0
Unlisted shares	14	140.8	132.8	179.8
Non-current loan receivables	17	44.3	233.1	315.6
Deferred tax assets	8	12.1	11.4	15.4
Other non-current assets	15	170.3	210.5	285.0

		13,449.5	12,091.4	16,369.4

Current Assets
Inventories	16	1,623.5	1,771.3	2,398.0
Tax receivables		182.5	160.9	217.8
Short-term receivables	17	1,703.3	1,865.3	2,525.2
Current portion of loan receivables	17	781.8	248.7	336.7
Cash and cash equivalents		201.5	274.3	371.3

		4,492.6	4,320.5	5,849.0

Total Assets		17,942.1	16,411.9	22,218.4

Shareholders’ Equity and Liabilities
Shareholders’ Equity	18
Share capital		1,469.3	1,423.3	1,926.9
Share premium fund		1,237.4	1,009.2	1,366.3
Treasury shares		(258.0)	(180.8)	(244.8)
Other comprehensive income		114.6	67.6	91.5
Cumulative translation adjustment		(197.1)	(218.9)	(296.3)
Retained earnings		5,448.8	5,211.0	7,054.7
Net profit (loss) for the period		137.9	739.7	1,001.4

		7,952.9	8,051.1	10,899.7

Minority Interests		60.3	136.1	184.3

Long-term Liabilities
Pension and post-employment benefit provisions	20	911.9	637.8	863.5
Other provisions	22	97.1	60.9	82.4
Deferred tax liabilities	8	1,777.3	1,320.6	1,787.8
Long-term debt	21	3,404.6	3,328,1	4,505.6
Other long-term liabilities		77.7	153.2	207.4

		6,268.6	5,500.6	7,446.7

Current Liabilities
Current portion of long-term debt	21	359.5	102.1	138.2
Short-term borrowings	21	1,410.1	597.4	808.8
Other current liabilities	22	1,538.3	1,673.1	2,265.0
Tax liabilities		352.4	351.5	475.9

		3,660.3	2,724.1	3,687.9
Commitments and contingencies	25	—	—	—
Total Shareholders’ Equity and Liabilities		17,942.1	16,411.9	22,218.6

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions except per share amounts)

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	€	€	€	€	€	€	€
Balance as of January 1, 2002	1,541.5	1,639.5	(125.5)	58.6	(50.1)	5,821.4	8,885.4
Repurchase of Stora Enso Oyj shares	—	—	(286.8)	—	—	—	(286.8)
Cancellation of Stora Enso Oyj shares	(13.8)	(83.6)	97.4	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(403.6)	(403.6)
Options exercised	1.9	(1.9)	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(240.7)	(240.7)
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	(94.3)	—	(94.3)

Balance as of December 31, 2002	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,177.1	8,034.8
Effect of adopting IAS 41 Agriculture
Subsidiaries	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance as of January 1, 2003	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,836.5	8,694.2
Repurchase of Stora Enso Oyj shares	—	—	(319.1)	—	—	—	(319.1)
Cancellation of Stora Enso Oyj shares	(60.5)	(315.5)	376.0	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(387.7)	(387.7)
Options exercised	0.2	(1.1)	—	—	—	—	(0.9)
Net profit for the period	—	—	—	—	—	137.9	137.9
OCI entries	—	—	—	(118.8)	—	—	(118.8)
Translation adjustment	—	—	—	—	(52.7)	—	(52.7)

Balance as of December 31, 2003	1,469.3	1,237.4	(258.0)	114.6	(197.1)	5,586.7	7,952.9
Repurchase of Stora Enso Oyj shares	—	—	(198.6)	—	—	—	(198.6)
Cancellation of Stora Enso Oyj shares	(47.3)	(228.5)	275.8	—	—	—	0.0
Dividends paid (€0.45 per share)	—	—	—	—	—	(375.7)	(375.7)
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	(11.7)	739.7	728.0
OCI entries	—	—	—	(47.0)	—	—	(47.0)
Translation adjustment	—	—	—	—	(10.1)	—	(10.1)

Balance as of December 31, 2004	1,423.3	1,009.2	(180.8)	67.6	(218.9)	5,950.7	8,051.1

OCI = Other Comprehensive Income – see note 23

CTA = Cumulative Translation Adjustment – see note 24

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

	For the year ended December 31,
	2002	2003	2004	2004
	€	€	€	$
Cash flow from operating activities
Net profit (loss) for the period	(240.7)	137.9	739.7	1,001.4
Reversal of non-cash items:
Minority interests	(0.1)	5.8	8.1	11.0
Taxes	(128.5)	67.0	(108.8)	(147.3)
Depreciation, amortization and impairment charges	2,441.9	1,200.4	1,172.0	1,586.7
Changes in value of biological assets	—	(11.6)	(7.1)	(9.6)
Share of results of associated companies	(14.6)	23.0	(38.9)	(52.7)
Profits and losses on sale of fixed assets and investments	(159.1)	(10.5)	(125.8)	(170.3)
Net financial income	206.2	237.7	106.0	143.5
Interest received	46.5	24.6	15.6	21.1
Interest paid, net of amounts capitalized	(321.4)	(228.1)	(182.3)	(246.8)
Dividends received	9.2	5.8	24.6	33.3
Other financial items, net	170.0	(0.4)	17.3	23.4
Income taxes paid	(169.2)	(278.0)	(114.2)	(154.6)
Change in net working capital, net of businesses acquired or sold	(521.1)	471.0	(100.8)	(136.5)

Net cash provided by operating activities	1,319.1	1,644.6	1,405.4	1,902.6

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash	(56.3)	(125.2)	(176.4)	(238.8)
Acquisition of shares in associated companies	(1.5)	(103.5)	(250.4)	(339.0)
Acquisition of available-for-sale investments	(12.8)	(12.6)	(13.2)	(17.9)
Capital expenditure	(877.6)	(1,226.7)	(975.1)	(1,320.1)
Investment in biological assets	—	(6.2)	(4.5)	(6.1)
Proceeds from disposal of subsidiary shares, net of cash	360.6	—	197.9	267.9
Proceeds from disposal of shares in associated companies	185.5	0.4	—	—
Proceeds from disposal of available-for-sale investments	16.8	18.5	32.8	44.4
Proceeds from sale of fixed assets	202.4	47.5	36.4	49.3
Proceeds from (payment of) long-term receivables, net	(74.4)	336.2	(182.5)	(247.1)

Net cash used in investing activities	(257.3)	(1,071.6)	(1,335.0)	(1,807.4

Cash flow from financing activities
Proceeds from (payment of) long-term liabilities, net	(487.3)	(957.4)	1,261.2	1,707.4
Proceeds from (payment of) short-term borrowings, net	50.8	1,141.2	(697.4)	(944.1)
Dividends paid	(403.6)	(387.7)	(375.7)	(508.6)
Minority dividends	(0.3)	(1.9)	(1.9)	(2.6)
Options exercised	—	(0.9)	1.6	2.2
Repurchase of own shares	(286.9)	(319.1)	(198.6)	(268.9)

Net cash used in financing activities	(1,127.3)	(525.8)	(10.8)	(14.6)

Net increase (decrease) in cash and cash equivalents	(65.5)	47.2	59.6	80.7
Cash and bank in acquired companies	—	3.0	45.9	62.1
Cash and bank in divested companies	—	—	(29.5)	(39.9)
Translation adjustment	(13.0)	(17.2)	(3.2)	(4.3)
Cash and cash equivalents at beginning of year	247.0	168.5	201.5	272.8

Cash and cash equivalents at year-end	168.5	201.5	274.3	371.4

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

Supplemental cash flow information

	For the year ended December 31,
	2002	2003	2004	2004
	€	€	€	$
Change in net working capital consists of:
Change in inventories	(17.0)	(63.5)	(106.8)	(144.6)
Change in interest-free receivables	31.1	214.9	(226.2)	(306.2)
Change in interest-free liabilities	(40.1)	6.5	(212.1)	(287.1)
Proceeds from (payments of) short-term receivables	(495.1)	313.1	444.3	601.5

	(521.1)	471.0	(100.8)	(136.4)

Non-cash investing and financing activities:
Total capital expenditure	877.6	1,248.2	975.1	1,320.1
Amounts paid	877.6	1,226.7	975.1	1,320.1

Finance lease obligations incurred	—	21.5	—	—

Acquisition of group companies
Cash flow on acquisitions
Purchase consideration on acquisitions	56.3	128.2	176.4	238.8
Cash and cash equivalents in acquired companies	—	(3.0)	(45.9)	(62.1)

	56.3	125.2	130.5	176.7
Non-cash transaction
Unlisted share exchange	27.6	—	3.9	5.3

Total purchase consideration	83.9	125.2	134.4	182.0

Acquired net assets
Working capital	(8.9)	31.2	44.0	59.6
Fixed assets	150.4	206.4	190.2	257.5
Interest-bearing assets less cash and cash equivalents	5.6	5.7	0.7	0.9
Tax liabilities	(0.8)	(0.2)	(19.2)	(26.0)
Interest-bearing liabilities	(79.8)	(90.3)	(11.4)	(15.4)
Minority interests	17.4	(27.6)	(69.9)	(94.6)

	83.9	125.2	134.4	182.0

Disposal of group companies
Cash flow on disposals
Cash flow on disposal	360.6	—	197.9	267.9
Cash and cash equivalents in divested companies	—	—	(29.5)	(39.9)

	360.6	—	168.4	228.0
Non-cash transaction
Associate company shares received	36.8	—	—	—

	397.4	—	168.4	228.0

Net assets sold
Operating working capital	42.3	—	62.2	84.2
Operating fixed assets	441.0	—	94.1	127.4
Biological assets	—	—	1,541.2	2,086.5
Interest-bearing assets less cash and cash equivalents	5.3	—	23.1	31.3
Tax liabilities	(0.2)	—	(222.9)	(301.8)
Interest-bearing liabilities	(161.1)	—	(1,518.8)	(2,056.2)
Gain on sale	25.9	—	113.0	153.0

	353.2	—	91.9	124.4
Provision for unrealized gain	44.2	—	76.5	103.6

	397.4	—	168.4	228.0

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Principles

Principal Activities

Stora Enso Oyj (the “Company”) is a Finnish limited liability company organized under the laws of the Republic of Finland, domiciled in Helsinki. The operations of Stora Enso Oyj and its subsidiaries (together “Stora Enso” or the “Group”) are organized into core product areas and supporting areas. The core product areas are paper, incorporating publication paper, fine paper and merchants, packaging boards and forest products, incorporating wood products and wood supply Europe. Supporting areas in segment other comprise energy and head office, together with other corporate functions. The Group’s main market is Europe, though it has an expanding presence in the Americas.

Basis of Preparation

The consolidated financial statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). They include the financial statements of Stora Enso Oyj and its subsidiaries and have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, available-for-sale investments and derivative financial instruments are shown at fair value. The carrying amount of recognized assets and liabilities that are hedged is adjusted to record changes in the fair value attributable to the risks being hedged. In addition, the Group consistently applies trade date accounting.

Stora Enso maintains its accounting records and prepares its financial statements in euro. Solely for the convenience of the reader, the December 31, 2004 consolidated financial statements have been translated from euro at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004 of $ 1.00 = € 0.7387. Such translation should not be construed as representations that the euro amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

Use of Estimates

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ) in December 1998 and, as a result of the merger, the latter became a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IAS. The business of Stora Kopparbergs Bergslags Aktiebolag was subsequently transferred in 2003 to Stora Enso AB and the company was dissolved.

The consolidated financial statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50 percent of the voting rights. The financial statements of some companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50 percent of the voting rights, are also consolidated. The principal subsidiaries are listed in note 26.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated companies, where Stora Enso holds voting rights of between 20 percent and 50 percent, are accounted for using the equity method, which involves recognizing in the income statement the Group’s share of the associate’s profit or loss for the year less any amortized goodwill. These companies represent undertakings in which the Group has significant influence, but which it does not control; the most significant such companies are listed in note 13. The Group’s interest in an associated company is carried in the balance sheet at an amount that reflects its share of the net assets of the associate together with goodwill on acquisition, as amortized, less any impairment. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

Acquired companies are accounted for under the purchase method whereby they are included in the consolidated financial statements from their acquisition date, whereas, conversely, divestments are included up to their date of sale.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries and all equity accounted investments have been adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests have been disclosed separately from the consolidated shareholders’ equity and are recorded as a separate deduction in the consolidated income statement.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. An approximate exchange rate is used for transactions entered into during a month, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the month end exchange rate. Foreign exchange differences for operating business items are recorded in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered as a net amount in the financial items of the income statement.

Foreign Currency Translations—Subsidiaries

The income statements of subsidiaries, whose measurement and reporting currencies are not euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the balance sheets of such subsidiaries are translated using the exchange rates ruling on December 31. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-Euro area foreign subsidiary and associated undertakings, and of financial instruments, which are designated as and are hedges of such investments, are recorded directly in shareholders’ equity in the cumulative translation adjustment (“CTA”). The cumulative translation differences of divestments are combined with their gain or loss on disposal.

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

Changes in the fair value of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the income statement, alongside any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

When a hedging instrument no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecast transaction is ultimately recognized in the income statement. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement under financial items.

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

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognized in equity in cumulative translation adjustment (“CTA”); the gain or loss relating to the ineffective portion is immediately recognized in the income statement. However, the exchange gains and losses arising on the translation of a borrowing that hedges such an investment, including any ineffective portion of the hedge, are also recognized in the CTA.

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

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax, discounts and exchange differences on sales in foreign currency. Sales are recognized after Stora Enso has transferred the decisive risks

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and rewards connected with ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods; in the great majority of cases, this means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of sale.

Stora Enso terms of delivery are based on Incoterms 2000, being the official rules for the interpretation of trade terms as issued by the International Chamber of Commerce. The main categories of terms covering Group sales are:

•	“D” terms, under which the Group is obliged to deliver the goods to the agreed destination, usually the buyer’s premises, in which case the point of sale is the moment of delivery to the buyer.

•	“C” terms, whereby the Group arranges and pays for the external carriage and certain other costs, though the Group ceases to be responsible for the goods once they have been handed over to the carrier in accordance with the relevant term; the point of sale is thus the delivery of the goods to the external carrier contracted by the Group.

•	“F” terms, being where the buyer arranges and pays for the carriage, thus the point of sale is the handing over of goods to the carrier contracted by the buyer.

Where local rules may result in invoices being raised in advance of the above, the effect is of this revenue advancement is quantified and adjusted for.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Income Taxes

The Group income tax expense includes taxes of Group companies based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies.

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

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders’ equity and deferred tax liability in the consolidated balance sheet, but under the Companies Act, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group share of net assets of the acquired subsidiary/associated undertaking at the acquisition date. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity and translated at the closing rate.

Goodwill is tested periodically for impairment but otherwise has historically been amortized on a straight-line basis over its expected useful life, which varied from 5 to 20 years depending on the nature of the acquisition. New rules however came into effect in 2004 whereby amortization of goodwill ceased with effect from April 1 for new acquisitions and December 31 for all other existing goodwill. In future, the only value adjustments to the carrying value of goodwill will be as a result of the annual impairment testing.

Intangible Assets

Intangible assets include trademarks, patents, copyrights and software licenses; they are stated at historical cost and are amortized on a straight-line basis over expected useful lives which usually vary from 3 to 10 years, though up to 20 years for patents. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights and their fair value can be measured reliably.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets recognized separately from goodwill in acquisitions consist of marketing and customer related or contract and technology based intangible assets. Typical marketing and customer related assets are trademarks, trade names, service marks, collective marks, certification marks, customer lists, order or production backlogs, customer contracts and the related customer relationships. The contract and technology based intangible assets are normally licensing and royalty agreements or patented technology and trade secrets such as confidential formulas, processes or recipes.

Investment Properties

Investment properties are deemed to be those held for long-term rental yields or capital appreciation, but at present Stora Enso considers that it holds no such property.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, augmented where appropriate by terminal environmental reinstatement costs; assets coming into the Group on the acquisition of a new subsidiary are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the balance sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalized as part of the cost during the period required to complete and prepare the property for its intended use.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset class	Depreciation Years
Buildings, industrial	10-50
Buildings, residential	20-50
Buildings, office	20-50
Groundwood mills	15-20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Heavy machinery	10-20
Converting factories	10-15
Sawmills	10-15
Computers	3-5
Vehicles	5
Office equipment	3-5
Railway, harbours	20-25
Forest roads	10-35
Roads, fields, bridges	15-20
Intangible assets	3-10

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalized and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by removing the cost and accumulated depreciation from the accounting records with any resulting terminal depreciation adjustments reflected in impairment charges in the income statement; capital gains are shown in other operating income.

Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the carrying value of the asset, the net cost being capitalized.

Biological Assets

IAS 41 Agriculture, requires that biological assets in the form of standing trees are shown on the balance sheet at market value. Group forests are thus accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets.

The valuation of Stora Enso’s forest assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest made from the forecasted tree growth is multiplied by actual wood prices and the cost of fertilizer and harvesting is then deducted. The fair value of the biological asset is measured as the present value of the harvest from one growth cycle based on the productive forestland, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognized and measured at their fair value separately from the land.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are reported at the lower of cost and net realizable value with cost being determined by the first-in first-out (FIFO) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress comprises raw material, direct labor, depreciation, other direct costs and related production overhead but excludes interest expenses. Net realizable value is the estimated selling price in the ordinary course of business, less costs of completion and sale.

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

Investments

The Group classifies its investments into three categories of trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments, to be classified as current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity, to be disclosed in non-current assets; during the period the Group held no investments in these categories. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Loan Receivables

Loan receivables are recorded at cost and are subject to regular and systematic review as to collectibility and available guarantees. If any loan receivable is estimated to be unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan receivables is included within net financial items.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Executive Share Options

The costs of all option plans, synthetic option plans and other executive remuneration or incentive plans, are charged to the income statement as personnel expenses in the period in which the options are exercised or the costs are incurred. The synthetic option programmes 1999-2004 are hedged by total return swaps (“TRS”).

Restricted Equity

The components of restricted equity include the share premium account, the translation adjustment for foreign subsidiaries (CTA), other comprehensive income (OCI) and the legal reserves required by law in certain countries where subsidiaries are incorporated.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassification

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

New Accounting Standards

In 2004 the IASB issued IFRS 3, Business Combinations and revised standards IAS 36, Impairment of Assets and IAS 38, Intangible Assets, the main features being that business combinations must be accounted for using the purchase method. These standards have been applied to acquisitions after March 31 and, for existing goodwill, December 31; see Goodwill and Intangible Assets above.

Note 2—Risk Management

Stora Enso is exposed to a number of financial market risks that the Group is responsible for managing under policies approved by the financial and audit committee of the board of directors. The overall objective is to have cost-effective funding in Group companies as well as to manage financial risks in order to decrease earnings volatility with the use of financial instruments. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. In order to minimize the cost of refinancing the Group loan portfolio and to ensure that funding is obtainable, the Group Treasury must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other short-term loans. The average maturity of outstanding loans and committed credit facilities should be at least four years and not more than seven.

Interest Rate Risk

Fluctuations in interest rates affect the interest expense of the Group. As a result of the cyclical nature of the economy, the Group has an interest rate risk policy to synchronize interest costs with earnings over the business cycle by swapping long-term fixed interest rates to short-term floating interest rates. The Group’s duration benchmark is 12 months and the Treasury has a deviation mandate of between 3 and 24 months.

Currency Risk

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations. Transaction risk, being foreign currency-denominated sales and purchases together with foreign currency balance sheet items, as well as translation risk, being net investments in foreign subsidiaries, in aggregate comprise the foreign currency exchange risk of Stora Enso. The Group policy for transaction risk is to hedge a maximum 75 percent of the next 12 months net exposure in a specific currency. The policy relating to translation risk exposure is to minimize this risk by funding investments in the same currency as the net assets whenever this is possible and economically viable.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Stora Enso changed its organizational structure in 2003 to reflect its strategic principle of being operated and managed as one industrial group, the new structure being streamlined around the core product areas of paper, packaging boards and forest products. For management purposes, Stora Enso’s business segments are organized worldwide by product area into operating divisions, these being the basis on which the Group reports its primary segment information.

•	The paper product area comprises publication paper, fine paper, and merchants. The former newsprint and magazine paper divisions were merged to form the publication paper segment, whilst speciality papers, which was part of packaging boards, formed a new business unit within fine paper.

•	The packaging boards product area remained largely unchanged and comprises consumer boards, corrugated packaging, industrial papers and cores plus coreboard.

•	Wood products (formerly timber), the pulp competence centre and wood supply Europe (formerly forest) were brought together as the new forest products.

Market services, consisting of the sales network and transport and distribution, along with energy and head office functions, comprise segment other.

The activities of the reportable segments are:

Paper

•	Publication paper develops and manufactures both magazine paper and newsprint. It supplies uncoated and coated magazine paper grades to printers and publishers for use in magazines, catalogues, brochures and other printed advertising products. As for newsprint, it supplies standard and speciality grades to printers and publishers to be used in newspapers, supplements, advertising, directories and paperback books.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Fine paper develops, manufactures and supplies graphic coated and office uncoated fine paper grades for publishers and paper merchants. Graphic coated fine paper is used for advertising material, brochures, high quality books and magazines, whereas office uncoated fine paper products are copy and offset paper, envelopes, writing paper and continuous stationery paper.

•	Merchants distribute paper to printers, merchants, offices and other agencies, acting as the link in the distribution of the Group’s fine paper products to the graphic industry.

Packaging Boards

•	Packaging operations are split into business units for consumer board, corrugated packaging, industrial paper and cores and coreboard, all of which the Group develops, manufactures and supplies to industrial customers, the food industry in particular.

Forest Products

•	Wood products develops, manufactures and supplies sawn goods used in the joinery, furniture and construction industry, including prefabricated houses; it also has an increasing amount of value added capacity for further processing of the basic sawn timber.

•	Wood supply Europe not only manages Stora Enso’s timberlands, but it also procures and supplies timber to Group mills.

Information on Stora Enso’s reportable segments as at and for the years ended December 31, 2002, 2003 and 2004 is shown in the following tables.

Sales by Segment

	For the year ended December 31,
	2002			2003			2004
	External	Internal	Total	External	Internal	Total	External	Internal	Total
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	4,599.2	116.4	4,715.6	4,179.3	116.4	4,295.7	4,222.3	121.0	4,343.3
Fine paper	3,140.0	287.4	3,427.4	2,923.2	274.5	3,197.7	2,906.5	266.6	3,173.1
Merchants	718.8	1.8	720.6	625.8	1.8	627.6	628.3	9.6	637.9
Packaging boards	2,571.9	148.3	2,720.2	2,562.5	199.1	2,761.6	2,552.5	219.0	2,771.5
Wood products	1,139.4	95.8	1,235.2	1,294.6	105.4	1,400.0	1,446.8	120.0	1,566.8
Wood supply Europe	444.0	1,514.7	1,958.7	492.6	1,581.7	2,074.3	549.7	1,931.8	2,481.5
Other	169.3	663.9	833.2	94.3	469.9	564.2	89.7	453.4	543.1
Elimination of internal sales	—	(2,828.3)	(2,828.3)	—	(2,748.8)	(2,748.8)	—	(3,121.4)	(3,121.4)

Group Total	12,782.6	—	12,782.6	12,172.3	—	12,172.3	12,395.8	—	12,395.8

Segment Share of Operating Profit and Results and Investments in Associated Companies

	Share of Results in Operating Profit (Loss)			Share of Results in Associated Companies			Investment in Associated Companies
	For the year ended December 31,						As of December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	(762.7)	47.2	144.5	—	(16.3)	5.1	67.5	57.2	61.5
Fine paper	67.9	100.1	104.0	(1.0)	(0.2)	0.2	—	3.3	0.2
Merchants	(24.7)	(8.9)	9.9	—	—	—	—	—	—
Packaging boards	332.3	280.5	339.7	5.3	—	(0.5)	—	4.2	4.3
Wood products	30.1	6.5	29.8	3.1	(0.9)	1.3	13.4	7.6	8.1
Wood supply Europe	120.5	116.5	158.6	(5.5)	13.7	22.5	29.2	83.0	249.6
Other	58.9	(70.5)	(80.4)	12.7	(19.3)	10.3	101.6	163.7	244.4

Group Total	(177.7)	471.4	706.1	14.6	(23.0)	38.9	211.7	319.0	568.1

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Segment

	Fixed Assets			Capital Expenditure			Depreciation/Impairment
	As of December 31,			For the year ended December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	3,954.5	3,898.7	3,818.2	482.2	591.6	486.3	1,522.6	447.6	436.1
Fine paper	4,005.9	3,569.7	3,366.7	134.6	219.1	198.6	532.8	340.5	356.1
Merchants	59.6	66.5	76.3	—	25.6	3.2	11.5	8.1	8.5
Packaging boards	2,265.8	2,230.8	2,323.9	140.5	170.9	167.3	235.5	239.4	240.4
Wood products	376.7	685.4	674.8	53.5	141.9	68.1	54.6	74.4	78.2
Wood supply Europe	796.5	158.5	99.9	24.9	20.2	21.9	39.0	16.2	12.9
Other	481.8	337.9	291.0	41.9	78.9	29.7	45.9	74.2	39.8

Group Total	11,940.8	10,947.5	10,650.8	877.6	1,248.2	975.1	2,441.9	1,200.4	1,172.0

Goodwill by Segment (included in Fixed Assets above)

	Goodwill			Acquisitions			Amortization/ Impairment
	As of December 31,			For the year ended December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	176.4	153.0	130.0	—	—	—	851.9	34.4	23.2
Fine paper	678.9	531.3	458.4	—	—	—	177.7	43.1	38.7
Merchants	16.0	9.1	13.8	—	—	6.8	5.2	2.2	2.2
Packaging boards	44.3	36.0	30.7	25.1	2.5	0.1	12.9	11.9	4.9
Wood products	123.7	173.2	155.0	—	71.1	—	14.5	20.0	21.2
Other	16.2	—	—	1.6	0.2	—	5.5	4.5	—

Group Total	1,055.5	902.6	787.9	26.7	73.8	6.9	1,067.7	116.1	90.2

Assets and Liabilities by Segment

	Assets		Liabilities
	As of December 31,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Publication paper	5,018.6	5,082.9	886.5	817.2
Fine paper	4,421.9	4,347.2	547.0	509.9
Merchants	237.9	279.0	78.5	86.3
Packaging boards	2,981.0	3,175.3	450.9	422.0
Wood products	1,018.9	1,038.0	208.1	195.4
Wood supply Europe	2,030.4	562.0	231.7	385.5
Other	2,233.4	1,927.5	7,526.2	5,808.4

Total	17,942.1	16,411.9	9,928.9	8,224.7

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Capital by Segment

	As of December 31,
	2003	2004
	(€ in millions)
Publication paper	4,132.1	4,265.7
Fine paper	3,874.9	3,837.2
Merchants	159.5	192.7
Packaging boards	2,530.0	2,753.3
Wood products	811.9	842.5
Wood supply Europe	1,798.8	176.5
Other	241.2	102.4

Total	13,548.4	12,170.3

Reconciliation of Operating Capital to Total Assets

	As of December 31,
	2003	2004
	(€ in millions)
Operating Capital	13,548.4	12,170.3
Gross-up for operating liabilities	2,624.9	2,525.0
Interest-bearing receivables	1,255.3	976.3
Associate companies	319.0	568.1
Tax receivables	194.5	172.2

Total Assets	17,942.1	16,411.9

Operating capital represents the sum of fixed and biological assets, unlisted shares, other non-current assets, inventories, short-term receivables and liabilities, provisions and other long-term liabilities.

Average Personnel (unaudited)

	Segment
	For the year ended December 31,
	2003	2004
Publication paper	12,903	12,317
Fine paper	9,521	8,921
Merchants	1,254	1,296
Packaging boards	10,068	10,113
Wood products	4,626	4,856
Wood supply Europe	2,599	3,157
Other	3,293	3,119

Total	44,264	43,779

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Location
	For the year ended December 31,
	2003	2004
Baltic States	1,561	1,630
Finland	14,479	13,820
Sweden	9,068	8,848
Germany	4,785	4,734
France	1,312	1,260
Russia	741	1,710
Other Europe	5,267	5,349

Europe	37,213	37,351
Canada	849	775
China	811	849
USA	5,182	4,644
Other	209	160

Total	44,264	43,779

Year-end personnel	42,814	*45,307

*)	As a result of acquisitions in Poland and Russia in late 2004, which had year end personnel of 1,979 and 2,196 respectively, the number of employees at December 31, 2004 is materially different from the average figure.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

External Sales by Destination and Origin

	Sales By Destination			Sales By Invoice Origin
	For the year ended December 31,
	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)
Austria	195.4	222.0	238.6	266.9	324.8	390.4
Belgium	301.3	267.2	258.4	244.3	182.7	263.4
Baltic States	28.3	89.3	135.5	163.6	280.1	310.7
Czech Republic	121.7	118.9	111.1	129.3	136.5	143.8
Denmark	297.9	276.1	262.2	79.0	68.6	66.8
Finland	780.6	786.9	808.5	4,205.5	4,048.9	4,085.5
France	965.5	862.7	835.2	432.6	378.6	347.1
Germany	1,673.6	1,616.1	1,624.6	1,505.1	1,475.6	1,500.9
Italy	391.5	380.7	369.1	0.1	0.1	0.1
Netherlands	488.4	491.9	508.8	209.2	187.7	211.2
Portugal	60.9	64.9	83.2	128.0	124.9	131.1
Spain	463.4	499.4	488.8	114.4	118.0	114.0
Sweden	1,034.2	994.4	1,040.5	2,870.1	2,814.1	2,820.3
UK	1,053.4	979.3	963.8	59.1	23.4	24.4
Russia	112.8	130.7	151.8	45.3	59.8	118.3
Other Europe	916.0	762.8	777.4	78.7	71.8	66.9

Total Europe	8,884.9	8,543.3	8,657.5	10,531.2	10,295.6	10,594.9
Africa	118.2	146.8	149.9	—	—	—
Australia/New Zealand	115.6	122.9	124.3	39.7	20.2	5.6
Canada	160.0	143.7	127.5	286.4	285.6	275.5
China (inc Hong Kong)	257.3	267.0	281.4	120.1	107.4	107.8
Japan	340.6	323.2	346.2	1.1	0.5	—
Other Far East & South East Asia	272.6	310.6	382.5	14.2	11.5	12.6
Middle East	176.1	185.5	201.4	0.1	—	0.2
USA	2,267.3	1,918.3	1,904.9	1,789.7	1,451.5	1,398.7
Latin America	128.4	126.0	162.9	0.1	—	—
Others	61.6	85.0	57.3	—	—	0.5

Total	12,782.6	12,172.3	12,395.8	12,782.6	12,172.3	12,395.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total Assets, Capital Employed and Equity by Location

	Total Assets		Capital Employed		Shareholder’s Equity
	As of December 31,
	2003	2004	2003	2004	2003	2004
	(€ in millions)		(€ in millions)		(€ in millions)
Austria	238.5	235.1	175.6	165.1	134.2	141.1
Baltic States	302.0	296.4	255.5	275.4	154.7	150.2
Belgium	650.0	625.1	584.6	570.2	255.0	258.8
Czech Republic	117.8	121.7	105.8	110.6	114.4	128.0
Denmark	89.5	53.1	46.8	44.5	126.7	200.8
Finland	5,219.4	5,056.9	3,384.8	3,356.9	2,931.6	2,106.8
France	364.5	389.0	245.6	275.7	185.3	138.1
Germany	1,750.7	1,778.6	893.4	878.2	642.5	648.6
Netherlands	121.1	181.7	87.6	130.9	272.5	195.7
Portugal	227.5	216.8	214.8	202.0	320.7	243.8
Spain	127.1	121.1	91.1	84.2	70.4	73.7
Sweden	4,328.9	3,270.0	2,582.4	1,571.1	1,396.3	1,865.7
Russia	96.6	127.8	82.0	119.3	25.7	33.5
Other Europe	83.4	326.1	42.0	174.4	61.4	209.0

Total Europe	13,717.0	12,799.4	8,792.0	7,958.5	6,691.4	6,393.8
Canada	488.1	484.2	491.7	475.1	472.2	445.6
China (inc Hong Kong)	180.8	174.4	157.3	147.8	28.1	39.2
USA	3,385.1	2,725.2	2,143.6	2,079.2	665.4	984.5
Other	171.1	228.7	28.6	9.9	95.8	188.0

Total	17,942.1	16,411.9	11,613.2	10,670.5	7,952.9	8,051.1

Total	capital employed represents operating capital less net tax liabilities
The	increase in “Other Europe” in 2004 was as a result of the year end acquisition of the Intercell Group in Poland

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Location

	Fixed Assets		Capital Expenditure			Depreciation/Impairment
	As of December 31,		For the year ended December 31,
	2003	2004	2003	2004		2003	2004
Austria	147.7	139.9	18.7	13.3		18.2	16.6
Baltic States	207.2	208.2	39.7	28.9		22.0	24.8
Belgium	557.1	506.0	209.7	(11.7	)(1)	29.5	39.8
Czech Republic	97.2	100.2	2.8	10.5		(13.0)	(13.0)
Finland	3,224.9	3,086.3	371.5	239.3		367.0	369.2
France	187.8	199.6	36.3	37.7		34.9	24.0
Germany	1,154.6	1,177.9	126.8	187.0		155.2	163.1
Netherlands	55.7	80.6	4.3	5.2		9.7	9.9
Portugal	133.3	127.3	5.8	4.5		11.9	9.9
Spain	73.4	69.0	2.5	2.4		5.1	6.7
Sweden	1,965.0	1,959.8	197.3	283.8		220.6	207.9
Russia	63.9	82.2	45.5	12.3		3.2	5.4
Other Europe(2)	56.5	195.7	28.4	3.0		35.2	36.3

Total Europe	7,924.3	7,932.7	1,089.3	816.2		899.5	900.6
Canada	422.5	404.4	45.3	29.4		45.0	28.9
China (inc Hong Kong)	138.1	121.5	1.3	3.7		13.1	11.1
USA	2,449.8	2,185.1	109.0	123.8		240.4	229.9
Other	12.8	7.1	3.3	2.0		2.4	1.5

Total	10,947.5	10,650.8	1,248.2	975.1		1,200.4	1,172.0

(1)	An EU subsidy of €23.5 million was received on the Langerbrugge development for the total use of recycled paper.
(2)	Fixed assets amounting to €147.2 million were acquired in the Intercell Group in Poland in 2004.

Goodwill, Acquisition and Amortization by Location

	Goodwill			Acquisitions			Amortization/Impairment
	For the year ended December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)			(€ in millions)
Austria	52.4	49.3	43.0	—	—	—	6.3	6.4	6.3
Baltic States	—	65.2	57.8	—	71.1	—	0.6	6.0	7.0
Belgium	18.3	14.0	12.0	—	—	—	4.5	4.2	2.4
Czech Republic	71.3	58.7	54.2	—	—	—	8.1	7.7	7.9
Finland	12.6	5.0	4.0	0.7	—	0.1	8.2	4.5	1.1
Germany	138.1	174.0	146.0	1.6	2.1	—	18.1	21.0	27.6
Sweden	74.8	15.9	13.9	22.6	—	—	10.2	15.1	2.1
Other Europe	24.7	4.1	9.8	1.8	0.6	6.8	13.5	12.9	1.2

Total Europe	392.2	386.2	340.7	26.7	73.8	6.9	69.5	77.8	55.6
China (inc Hong Kong)	34.4	23.9	17.7	—	—	—	5.4	5.2	4.9
USA	628.9	492.5	429.5	—	—	—	992.8	33.1	29.7

Total	1,055.5	902.6	787.9	26.7	73.8	6.9	1,067.7	116.1	90.2

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Acquisitions and Disposals

There have been no major changes to the Group since the substantial acquisition of Consolidated Papers, Inc. in 2000. Since then the Group has concentrated on restructuring its existing assets consistent with the strategy to release capital and enhance financial flexibility in order to develop its core business, along with an emphasis on asset quality (see note 11—Fixed Assets).

The results of operations of acquired entities are included within the consolidated income statement since the date of acquisition.

Acquisitions

In December 2004 Stora Enso closed its acquisition of 65.5 percent of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation, the total acquisition price of €131.8 million including net cash and costs of €37.9 million. The fair value of the net assets acquired amounted to €201.2 million and although there was no goodwill, intangibles amounted to €16.7 million representing customer relationships which will be amortized over 6-7 years. The acquisition is part of the Group strategy of expanding its packaging board operations and will strengthen its presence in the fast growing Polish market. Intercell is one of Poland’s biggest corrugated packaging companies, with integrated operations from waste paper collection to corrugated packaging production, having three corrugated packaging plants in Poland, as well as one sack factory in Poland and one in Serbia. In 2004 its net sales were €147 million and at December 31, 2004 it had about 1,900 employees.

In September 2004 Stora Enso completed its 100 percent acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper Corp in order to strengthen its presence in the rapidly changing European paper merchant market and to achieve synergies with its existing Dutch merchant operations. Scaldia had net sales in 2004 of €104.0 million and at December 31 employed 152 people. The total purchase price may be subject to small final adjustments, but to date has been €31.1 million, of which goodwill accounted for €6.8 million.

Stora Enso also made various small acquisitions in Russia in 2004 as part of its wood supply Europe programme to reduce supply risk by securing sources of fibre; €12.2 million was invested in Russian acquisitions during the year, the fair value of the acquired net assets approximating their cost. As a result of these acquisitions, fibre procurement from wood supply Russia increased substantially in 2004, employees increasing from 90 at December 31, 2003 to 1,674 in 2004.

In February 2003 Stora Enso completed the acquisition of AS Sylvester, Estonia’s largest sawmilling and wood procurement company, for €122.7 million, of which €72.0 million represented goodwill; the Group previously had a 34 percent associated interest worth €7.1 million in Sylvester’s largest Estonian mill at Imavere. Letters of Intent had been signed in 2002 and the deal was subsequently finalized in February 2003 after the competition authorities had accepted Stora Enso Timber’s 66 percent ownership of Sylvester’s sawmilling operations and Stora Enso Mets’ 100 percent ownership of Sylvester’s wood procurement operations in the Baltic States. Sylvester sawmilling operations then became Stora Enso Timber AS and at December 31, 2004 had a workforce of 1,248. The original purchase agreement included an option to buy out the remaining shares for a consideration to be determined by performance targets; this option has been exercised and the purchase is expected to be completed in early 2005 upon which, subject to a small minority of 3.8 percent in the Imavere operation, Stora Enso Timber’s Baltic operations will become 100 percent owned. The value of the existing minority at December 31, 2004 amounted to €29.0 million (2003: €27.5 million) (see note 19).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of the assets and liabilities acquired

	During the year ended December 31,
	2003	2004
	(€ in millions)
Acquired Net Assets
Cash and cash equivalents	3.0	45.9
Other operating working capital	31.2	44.0
Tangible fixed assets	132.2	160.8
Intangible fixed assets	0.4	22.5
Interest-bearing assets less cash and cash equivalents	5.7	0.7
Tax liabilities	(0.2)	(19.2)
Interest-bearing liabilities	(94.1)	(11.4)
Minority interests	(23.8)	(69.9)

Fair Value of Net Assets in Acquired Companies	54.4	173.4
Goodwill	73.8	6.9

Total Purchase Consideration	128.2	180.3

Disposals

In October 2004 Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Borneo eucalyptus plantation company. The book value of the plantation at sale was €21.8 million and the disposal resulted in a profit of €2.4 million.

Stora Enso launched its forest restructuring programme in 2002 and this culminated in March 2004 with the divestment of the Group’s Swedish forest interests. In December 2003 the Group announced plans to restructure its forest lands in Sweden in conjunction with Korsnäs AB, a Swedish forest industry company controlled by the Kinnevik Group. The Swedish forests of both companies were transferred to a new entity, Bergvik Skog AB, in which the two partners retained minority shareholdings of 43.3 percent and 5 percent respectively; the Group’s forest interests at December 31, 2003 had a book value of €1,598.0 million. Although the capital gain on disposal amounted to €113.9 million, the sale also triggered the release of deferred tax provisions of a further €240.5 million that had been provided in the event of an asset sale as opposed to the company divestment that ultimately occurred. Stora Enso’s on-going stake in Bergvik Skog AB, amounting to SEK 1,515 million (€167.9 million), is now accounted for as an associate whereby the Group includes in its balance sheet its share of Bergvik Skog’s net assets (see note 13). An unrealized gain of €75.6 million in excess of the reported profit was also generated on this transaction and is shown in balance sheet liabilities (see note 22).

There were no disposals in 2003, though steps were being taken to divest most of Stora Enso’s Swedish forestry interests. The rest of the Group’s forest restructuring programme took place in 2002:

1.	In September 2002 Stora Enso North America Corp. signed an agreement to sell some 125,000 hectares of its forest land to Plum Creek Timber Company, Inc; the sale was finalized on December 3, 2002 in the sum of $141.0 million (€149.1 million) and realized a capital gain of $46.8 million (€49.5 million).

2.

In December 2002 the Group completed the disposal of the greater part of its Finnish forest holdings to a new company, Tornator Timberland Oy, established by Finnish institutional investors. The sale of shares amounted to €364.5 million and a capital gain of €25.9 million was credited to income; a further capital gain of €44.2 million resulted from this transaction, but this has not been released to income yet and is shown on the balance sheet as an unrealized gain (see note 22). Stora Enso owns 41 percent of

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the shares in the new company following the sale and this is shown as an associate company on the balance sheet (see note 13). Stora Enso Forest, the Group’s Finnish wood procurement arm, has entered into a longterm wood procurement agreement at market rates with Tornator Timberland Oy.

Also in 2002, Stora Enso closed its UK merchant arm, Papyrus GB Ltd, as it had not proved possible to reach a satisfactory level of profitability in recent years despite extensive rationalization. A charge of €24.8 million was made to cover closure costs.

In March 2002 the Group divested its Mölndal mill in Sweden to Klippan AB, a speciality paper maker. The total transaction price approximated book value and amounted to SEK 254.3 million (€27.8 million).

Aggregate Assets and liabilities disposed

	During the year ended December 31,
	2002	2003	2004
	(€ in millions)
Net Assets Sold
Cash and cash equivalents	—	—	29.5
Other operating working capital	42.3	—	62.2
Fixed assets	441.0	—	94.1
Biological assets	—	—	1,541.2
Interest-bearing assets less cash and cash equivalents	5.3	—	23.1
Tax liabilities	(0.2)	—	(222.9)
Interest-bearing liabilities	(161.1)	—	(1,518.8)

Net Assets in Divested Companies	327.3	—	8.4
Income Statement capital gain (goodwill realized)	25.9	—	113.0
Provision for unrealized gain	44.2	—	76.5

Total Disposal Consideration	397.4	—	197.9

Received as to
Cash	360.6	—	197.9
Associated Company shares	36.8	—	—

Total Disposal Consideration	397.4	—	197.9

Assets held for Sale

There were no assets held for sale as of December 31, 2004. As of December 31, 2003, assets held for sale included forest interests in Sweden and forest land in Canada, the sales of which were completed during 2004. The major classes of assets and liabilities included as part of these disposal Groups as of December 31, 2003 were as follows:

As of December 31, 2003
(€ in millions)
Fixed assets and other long-term investments	1,625.4
Current assets	3.0

Total assets	1,628.4
Long-term liabilities	479.4
Current liabilities	15.9

Total liabilities	495.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Other Operating Income

In 2004 the Group divested its Swedish forest holdings company, Bergvik Skog AB (see note 4) and generated a capital gain of SEK 978.0 million (€107.3 million) on the fixed assets therein. Cumulative translation adjustments (CTA) relating to divested companies amounted to €11.7 million, of which €6.5 million related to Bergvik Skog and €5.2 million to the Group’s former Borneo plantation business.

In 2003 there were no material gains on the disposal of long-term investments and fixed assets, whereas in 2002 these items included respectively a profit of SEK 702.5 million (€76.7 million) on the sale of the greater part of the Group holding in its associate company, Billerud AB (see note 13), and €75.4 relating to its forest holdings in Finland and the USA.

Other Operating Income

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Capital gain on sale of fixed assets	79.6	12.4	113.0
CTA on disposals, net of hedging	—	—	11.7
Gain on sale of long-term investments	79.5	2.6	1.4
Insurance compensation	42.5	9.7	4.8
Rent	10.0	8.3	8.4
Subsidies	7.0	6.3	7.4

Total	218.6	39.3	146.7

Other operating expenses include
Research and development	91.6	88.8	82.1
Operating lease expense	95.7	93.2	93.4
Losses on sale of fixed assets and long-term investments	—	4.5	0.3

Aggregate fees for professional services rendered to the Group by the principal independent auditor, PricewaterhouseCoopers, are shown below. Audit fees relate to the audit of the annual financial statements or ancillary services normally provided in connection with statutory and regulatory filings. Audit-related fees are incurred for assurance and associated services that are reasonably related to the performance of the audit or review of financial statements. Tax fees are incurred on account of tax compliance, advice and planning.

Principal Independent Auditor’s Fees

	For the year ended December 31,
	2003	2004
	(€ in millions)
Audit fees	2.5	2.7
Audit-related fees	1.0	1.0
Tax fees	0.5	1.1
Other fees	0.4	0.1

Total	4.4	4.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Staff Costs

Personnel Expenses

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Wages and salaries	1,656.3	1,662.3	1,595.5
Pensions	335.1	345.1	52.3
Other statutory employer costs	176.4	272.2	271.9
Other voluntary costs	140.3	18.0	17.6

Total	2,308.1	2,297.6	1,937.3

Pensions

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Defined benefit plans	88.5	104.5	(116.6)
Defined contribution plans	211.4	209.2	201.8
Other post-employment benefits	35.2	31.4	(32.9)

Total pension costs	335.1	345.1	52.3

As a result of the change in rules for calculating disability pension liabilities in Finland, there was a pre-tax credit to the income statement relating to defined benefit plans of €179.9 million. Details of pension costs are shown in note 20.

Board Remuneration

	For the year ended December 31,
	2002	2003	2004
	(€ in thousands)
Claes Dahlbäck, Chairman	135.0	135.0	141.0
Krister Ahlström, Vice Chairman	85.0	85.0	91.0
Josef Ackermann (resigned March 20, 2003)	60.0	15.0	—
Harald Einsmann	60.0	60.0	64.5
Björn Hägglund, Deputy CEO	—	—	—
Jukka Härmälä, CEO	—	—	—
Barbara Kux (appointed March 20, 2003)	—	45.0	65.3
George W. Mead (resigned March 20, 2004)	60.0	60.0	15.0
Ilkka Niemi	60.0	60.0	69.7
Paavo Pitkänen	60.0	60.0	65.3
Jan Sjöqvist	60.0	60.0	67.5
Lee A. Chaden (appointed March 18, 2004)	—	—	45.0
Marcus Wallenberg	60.0	60.0	65.2

Total board of directors remuneration	640.0	640.0	689.5

Executive Management Group (“EMG”) Remuneration

EMG annual salaries are normally reviewed once a year with new salaries valid from March 1. Basic annual salaries totaled €4.7 million in 2004 (2003: €4.5 million; 2002: €4.5 million), of which €1.1 million (2003: €1.1 million; 2002: €1.1 million) related to the CEO as detailed below.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Remuneration: Chief Executive Officer

	For the year ended December 31,
	2002	2003	2004
	(€ in thousands)
Annual salary	1,142.3	1,063.1	1,102.8
Benefits	76.3	114.8	64.1
Bonus (variable salary)	220.2	197.1	253.9

Total remuneration	1,438.8	1,375.0	1,420.8

Chief Executive Officer: Jukka Härmälä

In addition to his basic salary, the CEO is also entitled to a short-term incentive plan, decided on by the board each year, giving a maximum 50 percent of annual fixed salary. The plan for 2004 was 20 percent related to Stora Enso’s return on capital employed (“ROCE”), 20 percent to the North America profit enhancement plan and 60 percent to personal key targets.

The retirement age for the CEO has been set at 60 years. The CEO’s pension arises from the compulsory Finnish TEL scheme and a Stora Enso voluntary plan amounting to 66 percent of the average of the last four years Finnish remuneration preceding retirement. Pensionable remuneration in 2004 was €963,634 (2003: €930,350; 2002: 912,295), thus the cost to the Company of the compulsory TEL plan was €161,890 in 2004 (2003: €174,083; 2002: €178,633). A contribution of €332,935 in 2004 (2003: NIL) was needed for the Stora Enso voluntary plan, this funding being required following a review of the policy and the accumulated fund; it does not represent any change in the benefits themselves.

Executive Management Group

EMG members, including the deputy CEO have short-term incentive plans up to a maximum 50 percent of annual fixed salary, with up to 50 percent tied to the Group’s return on capital employed; the payout in 2004, relating to 2003, was €636,582 (2003: €610,020; 2002: €584,266). Benefits amounting to €347,544 in 2004 (2003: €263,172; 2002: €175,847) were provided, though additional sums relating to the foreign assignments of five members were paid at a cost of €282,791 in 2004 (2003: €326,233; 2002: €262,787).

EMG members have a retirement age of 60 with pensions consistent with local practices within their respective home countries; pension costs totaled €1,611,431 in 2004 (2003: €1,367,397; 2002: €908,829).

Contracts of employment for the CEO, Deputy CEO and other EMG members provide for notice of six months prior to termination with compensation being twelve months basic salary and a further optional twelve months salary depending on employment. They are also entitled to a certain number of shares through options/synthetic options, full details of which are shown in note 27.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Net Financial Items

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Interest expense
Bank borrowings	(242.5)	(188.9)	(149.3)
Finance leases	(34.3)	(30.2)	(17.3)
Interest capitalized	9.0	5.2	2.5
Interest income	38.3	27.8	22.7
Dividend income	9.2	5.8	17.1
Exchange gains and losses
Currency derivatives	271.2	236.0	(59.2)
Borrowings and deposits	(226.3)	(223.5)	58.1
Other financial income
Fair value change of hedge-accounted derivatives	1.8	1.5	13.8
Other fair value changes	26.3	20.8	18.7
Others	20.0	14.4	8.1
Other financial expense
Fair value change of hedge-accounted derivatives	—	(11.3)	(0.2)
Other fair value changes	(78.5)	(11.2)	(0.2)
Others	(0.4)	(84.1)	(20.8)

Total	(206.2)	(237.7)	(106.0)

Gains and losses on derivative financial instruments are shown in note 23.

A provision of €53.9 million ($61.1 million) for additional leasing costs arising from the early termination of finance leases was included in other financial expense in 2003. Stora Enso North America Inc had terminated a portfolio of 1996 UK finance leases which had been due to expire in 2011, but as a consequence of changes in the interpretation of UK leasing tax rules, early termination of the leases became appropriate. The transaction was closed on March 2, 2004 and the remaining provision of $3.5 (€2.8) million was credited back to the income statement.

Aggregate foreign exchange gains and losses included in the consolidated income statement are:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Sales	(19.0)	(47.9)	(19.2)
Costs and expenses	2.5	5.2	3.2
Net financial items	44.9	12.5	(1.1)

Total	28.4	(30.2)	(17.1)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Income Taxes

Profit (Loss) before Tax and Minority Interests

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Finnish companies	327.6	174.6	310.3
Swedish companies	539.4	329.5	337.2
German companies	107.9	25.8	(6.3)
Other companies	(1,344.2)	(319.2)	(2.2)

Total	(369.3)	210.7	639.0

Income Tax Expense

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Current tax expense
Finnish companies	(98.6)	5.2	13.4
Swedish companies	106.4	77.5	32.0
German companies	50.0	1.1	13.9
Other companies	58.6	31.4	41.7
Change in deferred taxes
Finnish companies	(110.8)	48.6	49.6
Swedish companies	47.7	14.4	(225.7)
German companies	(2.1)	11.1	(8.8)
Other companies	(179.4)	(120.6)	(33.3)
Associated company taxes	(0.3)	(1.7)	8.4

Total	(128.5)	67.0	(108.8)

Income Tax Reconciliation

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Tax at domestic rates applicable to profits in the country concerned	(257.2)	22.2	164.8
Non-deductible expenses and tax exempt income	34.5	(6.8)	(45.6)
Losses where no deferred tax benefit is recognized	33.7	48.9	34.8
Impairment of North American assets	363.2	—	—
Write-down of shares in Stora Enso North America Corp.	(298.4)	—	—
Sale of Swedish forests	—	—	(240.5)
Other items	(4.3)	2.7	(22.3)

Income taxes in the consolidated income statement	(128.5)	67.0	(108.8)

Effective tax rate	34.8%	31.8%	17.0%

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of Income Tax Provision

	Current Tax			Deferred Tax			Total Tax
	For the year ended December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)			(€ in millions)
As of December 31,	264.4	294.6	169.9	1,940.6	1,684.7	1,765.2	2,205.0	1,979.3	1,935.1
IAS 41 Agriculture	—	—	—	—	240.4	—	—	240.4	—

As of January 1,	264.4	294.6	169.9	1,940.6	1,925.1	1,765.2	2,205.0	2,219.7	1,935.1
Translation difference	1.3	1.1	2.4	(91.7)	(71.5)	(17.1)	(90.4)	(70.4)	(14.7)
Companies acquired	(3.0)	(5.4)	1.7	2.2	5.2	17.5	(0.8)	(0.2)	19.2
Companies divested	(4.6)	—	8.8	4.4	—	(231.7)	(0.2)	—	(222.9)
OCI	—	—	—	73.8	(47.1)	(6.6)	73.8	(47.1)	(6.6)
Equity hedging (note 24)	89.3	42.4	21.0	—	—	—	89.3	42.4	21.0
Income Statement
Current year	92.3	138.8	106.8	(240.9)	(51.6)	18.5	(148.6)	87.2	125.3
Prior year adjustments	24.1	(23.6)	(5.8)	(3.7)	5.1	(236.6)	20.4	(18.5)	(242.4)
Tax paid	(169.2)	(278.0)	(114.2)	—	—	—	(169.2)	(278.0)	(114.2)

As of December 31,	294.6	169.9	190.6	1,684.7	1,765.2	1,309.2	1,979.3	1,935.1	1,499.8

Liabilities	537.7	352.4	351.5	1,737.4	1,777.3	1,320.6	2,275.1	2,129.7	1,672.1
Assets	(243.1)	(182.5)	(160.9)	(52.7)	(12.1)	(11.4)	(295.8)	(194.6)	(172.3)

Net Tax	294.6	169.9	190.6	1,684.7	1,765.2	1,309.2	1,979.3	1,935.1	1,499.8

When IAS 41 Agriculture came into effect on January 1, 2003, the opening balance in deferred tax for fair value adjustments was adjusted to take into account deferred tax of €240.4 million relating to the initial valuation surplus of the Group’s forest assets; this tax would have been payable had the forest holdings been subject to an asset sale. However, in 2004 the company owning the Swedish assets was divested, thus the tax provision on those assets was not required and SEK 2,195 (€240.5) million was credited to the income statement.

Also in 2004, Finland passed new tax legislation providing for a reduction in corporate tax rates and changes in capital gains tax. Whilst the reduction in the tax rate from 29 percent to 26 percent had a beneficial effect of €44.3 million as at December 31, 2004 when the Group’s Finnish deferred tax balances were adjusted to give effect to the new rate, the other changes resulted in a loss of deferred tax assets in 2004 of €24.1 million. Group tax excluding these effects represented an underlying tax rate of 28.9 percent.

In 2002 Stora Enso wrote down the surplus acquisition value of its North American assets by $1,081.0 million (€1,143.3 million), and a related write-down of €1,028.8 million was also made in the books of Stora Enso Oyj in respect of the reduced value of its investment in Stora Enso North America Corp. Tax relief on this amounted to €298.4 million, of which €253.4 million was utilized in 2002 and the balance of €45.0 million in 2003. Group tax excluding these effects represented a tax rate of 31.5 percent in 2002.

The Group has recognized a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At December 31, 2004 Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of €1,227 million (2003: €982 million) of which some €440 million (2003: €509 million) had no expiry date, €76 million (2003: €52 million) expire during the years 2005-2009 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No deferred tax liability has been recognized for the undistributed earnings of Finnish subsidiaries as such earnings may be transferred to the parent company without any tax consequences. The Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

Reconciliation of Deferred Tax Balances in 2004

	As of Jan 1, 2004	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	OCI	As of Dec 31, 2004
	(€ in million)
Fixed asset depreciation differences	1,377.4	(31.7)	1.1	(20.4)	—	1,326.4
Untaxed reserves	169.1	1.1	(66.8)	13.0	—	116.4
Pension provisions(1)	4.9	(6.0)	(0.7)	53.0	—	51.2
Other provisions	(3.9)	—	—	(4.0)	—	(7.9)
Fair value gains less losses(2)	416.4	(0.2)	(159.8)	(241.4)	—	15.0
Unrealized internal profits	(23.1)	—	—	17.6	—	(5.5)
Tax losses carried forward	(339.5)	19.0	(0.2)	(42.2)	—	(362.9)
Other	7.0	0.7	12.2	(15.1)	—	4.8
Less valuation allowance (note 9)	107.9	—	—	21.4	—	129.3

	1,716.2	(17.1)	(214.2)	(218.1)	—	1,266.8
Fair value of available-for-sale investments	24.1	—	—	—	4.1	28.2
Fair value of derivative financial instruments	24.9	—	5.3	—	(16.0)	14.2

Change in Net Deferred Tax	1,765.2	(17.1)	(208.9)	(218.1)	(11.9)	1,309.2

Shown on the Balance Sheet as
Liabilities	1,777.3	(17.1)	(208.9)	(218.8)	(11.9)	1,320.6
Assets	(12.1)	—	—	0.7	—	(11.4)

	1,765.2	(17.1)	(208.9)	(218.1)	(11.9)	1,309.2

OCI = Other Comprehensive Income statement – see note 23

(1)	The opening balance for pension provisions has been restated to take into account deferred tax of €53.5 million relating to the restatement of prior years in respect of the Finnish Statutory Pension Scheme.
(2)	The income statement credit includes €240.5 million relating to the disposal of Swedish forest interests, of which €240.4 million related to the adjustment to the 2003 opening balance for the deferred tax on the fair value surplus on the adoption of IAS 41 Agriculture.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Deferred Tax Balances in 2003

	As of Jan 1, 2003	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	OCI	As of Dec 31, 2003
	(€ in millions)
Fixed asset depreciation differences	1,625.3	(104.8)	23.8	(166.9)	—	1,377.4
Untaxed reserves	156.4	1.2	—	11.5	—	169.1
Pension provisions	(0.3)	(11.3)	—	16.5	—	4.9
Other provisions	(37.0)	—	—	33.1	—	(3.9)
Fair value gains less losses(1)	411.3	2.7	—	2.4	—	416.4
Unrealized internal profits	(17.1)	—	—	(6.0)	—	(23.1)
Tax losses carried forward	(351.5)	29.5	(2.9)	(14.6)	—	(339.5)
Other	(50.3)	11.2	(15.7)	61.8	—	7.0
Less valuation allowance (note 9)	92.2	—	—	15.7	—	107.9

	1,829.0	(71.5)	5.2	(46.5)	—	1,716.2
Fair value of available-for-sale investments	7.6	—	—	—	16.5	24.1
Fair value of derivative financial instruments	88.5	—	—	—	(63.6)	24.9

Change in Net Deferred Tax	1,925.1	(71.5)	5.2	(46.5)	(47.1)	1,765.2
Shown on the Balance Sheet as
Liabilities	1,977.8	(70.7)	5.2	(87.9)	(47.1)	1,777.3
Assets	(52.7)	(0.8)	—	41.4	—	(12.1)

	1,925.1	(71.5)	5.2	(46.5)	(47.1)	1,765.2

OCI	= Other Comprehensive Income statement – see 23
(1)	The opening balance for Fair Value Gains Less Losses has been adjusted for the addition of deferred tax of €240.4 million relating to the initial valuation surplus on the adoption of IAS 41 Agriculture; the revised total thus differs from the balance sheet by this amount.

Under IFRS, all deferred tax is shown as non-current even though a proportion will be reversed within twelve months; the table below shows the deferred tax considered to be current and non-current.

Deferred Tax Allocated into Current & Non-Current Balances

	Non-Current			Current			Total Deferred Tax
	As of December 31,
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(€ in millions)
Depreciation differences	1,656.5	1,389.7	1,311.4	(31.2)	(12.3)	15.0	1,625.3	1,377.4	1,326.4
Untaxed reserves	151.5	35.3	116.4	4.9	133.8	—	156.4	169.1	116.4
Pension provisions	13.2	14.3	61.1	(13.5)	(9.4)	(9.9)	(0.3)	4.9	51.2
Other provisions	(37.0)	(3.9)	(5.0)	—	—	(2.9)	(37.0)	(3.9)	(7.9)
Fair value gains less losses	411.3	15.9	15.0	—	400.5	—	411.3	416.4	15.0
Unrealized internal profits	(7.3)	(13.7)	—	(9.8)	(9.4)	(5.5)	(17.1)	(23.1)	(5.5)
Tax losses carried forward	(291.9)	(334.2)	(354.1)	(59.6)	(5.3)	(8.8)	(351.5)	(339.5)	(362.9)
Other	(71.0)	(33.6)	16.0	20.7	40.6	(11.2)	(50.3)	7.0	4.8
Less valuation allowance	92.2	107.9	129.3	—	—	—	92.2	107.9	129.3

	1,917.5	1,177.7	1,290.1	(88.5)	538.5	(23.3)	1,829.0	1,716.2	1,266.8
OCI	21.9	33.0	35.4	74.2	16.0	7.0	96.1	49.0	42.4

Total	1,939.4	1,210.7	1,325.5	(14.3)	554.5	(16.3)	1,925.1	1,765.2	1,309.2

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Valuation and Qualifying Accounts

Provisions for doubtful accounts, obsolete inventories, low inventory market values and valuation allowance for deferred tax assets are as follows:

Valuation and Qualifying Accounts

	Doubtful Accounts	Stock Obsolescence	Stock Valuation	Deferred Tax	Total Allowances
	(€ in millions)
Carrying value as of January 1, 2002	30.5	21.7	—	75.1	127.3
Translation difference	(1.0)	(2.2)	—	—	(3.2)
Charge in income statement	11.7	26.4	1.5	17.1	56.7
Deductions	(4.7)	(20.3)	—	—	(25.0)

Carrying value as of December 31, 2002	36.5	25.6	1.5	92.2	155.8

Translation difference	(0.9)	(0.9)	—	—	(1.8)
Charge in income statement	10.1	7.5	4.8	15.7	38.1
Deductions	(5.1)	(3.6)	—	—	(8.7)

Carrying value as of December 31, 2003	40.6	28.6	6.3	107.9	183.4

Translation difference	(0.1)	(0.2)	(0.2)	—	(0.5)
Charge in income statement	10.1	7.6	2.9	21.4	42.0
Deductions	(10.9)	(5.8)	(1.8)	—	(18.5)

Carrying value as of December 31, 2004	39.7	30.2	7.2	129.3	206.4

Note 10—Depreciation, Amortization and Impairment Charges

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Depreciation and amortization
Intangible fixed assets	16.4	17.0	20.2
Buildings and structures	98.0	109.3	112.9
Plant and equipment	932.5	904.9	910.8
Other tangible fixed assets	42.6	25.1	23.9
Goodwill	148.8	116.1	90.2

Total	1,238.3	1,172.4	1,158.0

Impairment and disposal losses
Plant and equipment	267.3	12.1	14.0
Other fixed assets	17.4	15.9	—
Goodwill	918.9	—	—

Total	1,203.6	28.0	14.0

Depreciation, amortization and impairment charges	2,441.9	1,200.4	1,172.0

Total depreciation, amortization and impairment charges in the income statement amounted €1,172.0 million in 2004 (2003: €1,200.4 million) against which there are capital gains on the disposal of fixed assets,

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shown in other operating income, amounting to €113.0 million (2003: €12.3 million), principally relating to land and a few buildings. The main part of the capital gain in 2004 related to the Group’s divestment of its Swedish forest holdings company, Bergvik Skog AB (see note 4), which generated a capital gain of SEK 978 million (€107.3 million) on the fixed assets therein.

In December 2003 the Group contracted to sell its forest lands in Ontario, Canada, simultaneously writing down the asset by €17.6 million. In 2002 net losses on the disposal of fixed assets amounted to €42.4 million, whilst capital gains on the disposal of fixed assets amounted to €79.6 million, principally relating to the sale of US forests and other land.

In September 2002, as a result of weakened market conditions in North America, the Group’s North American assets were subject to impairment in the sum of $1,081.0 million (€1,143.3 million), of which $868.8 million (€918.9 million) related to goodwill; the value of the remaining Stora Enso North America Inc goodwill at December 31, 2002 amounted to $645.9 million (€615.9 million). The impairment was calculated with a discount rate of 9.5 percent using the value in use method for each cash generating unit, the resulting charges relating to the segments as to €1,014.5 million for magazine paper and €128.8 million for fine paper. In addition, as a result of the North American profit enhancement plan, a further $50.0 million (€52.9 million) impairment charge was made to restructure selected manufacturing assets.

Note 11—Fixed Assets

Fixed Asset Summary

	Property Plant & Equipment	Intangible Fixed Assets	Goodwill	Total Fixed Assets
	(€ in millions)
Acquisition Cost
As of January 1, 2004	19,971.3	208.5	2,559.0	22,738.8
Translation difference	(188.4)	(0.5)	(97.0)	(285.9)
Reclassifications	(32.9)	32.9	—	—
Companies acquired	290.0	22.8	6.9	319.7
Additions	956.0	19.1	—	975.1
Disposals	(288.2)	(0.9)	(2.9)	(292.0)

As of December 31,2004	20,707.8	281.9	2,466.0	23,455.7

Accumulated Depreciation and Amortization
As of January 1, 2004	10,006.8	128.1	1,656.4	11,791.3
Translation difference	(60.6)	(0.2)	(65.6)	(126.4)
Reclassifications	(24.0)	24.0	—	—
Companies acquired	127.1	2.4	—	129.5
Disposals	(157.9)	(0.7)	(2.9)	(161.5)
Charge for the year	1,047.6	20.2	90.2	1,158.0
Impairment charges	14.0	—	—	14.0

As of December 31, 2004	10,953.0	173.8	1,678.1	12,804.9

Net Book Value as of December 31, 2004	9,754.8	108.1	787.9	10,650.8

Net Book Value as of December 31, 2003	9,964.5	80.4	902.6	10,947.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant & Equipment

	Land and Water	Buildings and Structures	Plant and Equipment	Other Tangible Assets	Assets in Progress	Total
	(€ in millions)
Acquisition Cost
As of January 1, 2004	351.2	2,901.5	15,680.7	569.1	468.8	19,971.3
Translation difference	(1.1)	(12.5)	(170.9)	(0.2)	(3.7)	(188.4)
Reclassifications	3.0	116.8	354.3	(0.7)	(506.3)	(32.9)
Companies acquired	15.5	54.3	205.0	9.8	5.4	290.0
Additions	3.6	45.4	472.7	9.8	424.5	956.0
Disposals	(82.9)	(17.2)	(149.3)	(37.8)	(1.0)	(288.2)

As of December 31, 2004	289.3	3,088.3	16,392.5	550.0	387.7	20,707.8

Accumulated Depreciation and Amortization
As of January 1, 2004	—	1,230.1	8,453.7	323.0	—	10,006.8
Translation difference	—	(1.0)	(59.6)	—	—	(60.6)
Reclassifications	—	22.2	(41.9)	(4.3)	—	(24.0)
Companies acquired	—	13.8	113.3	—	—	127.1
Disposals	—	(7.4)	(132.1)	(18.4)	—	(157.9)
Charge for the year	—	112.9	910.8	23.9	—	1 047.6
Impairment charges	—	—	14.0	—	—	14.0

As of December 31, 2004	—	1,370.6	9,258.2	324.2	—	10,953.0

Net Book Value as of December 31, 2004	289.3	1,717.7	7,134.3	225.8	387.7	9,754.8

Net Book Value as of December 31, 2003	351.2	1,671.4	7,227.0	246.1	468.8	9,964.5

The new rules contained in IFRS 3 came into effect in 2004 whereby amortization of goodwill ceased with effect from April 1 for new acquisitions and December 31 for all other existing goodwill. In future, the only value adjustments to the carrying value of goodwill will be as a result of the annual impairment testing. Based on the current carrying value of goodwill, this change is expected to have a beneficial effect of some €90 million over each of the next five years, subject only to any impairments that may be found appropriate.

Stora Enso performs annual impairment tests for all fixed assets, including goodwill, though in the years 2003 and 2004 it was determined that no impairment existed in asset carrying values. In 2002, however, as disclosed in note 10, weakened market conditions in North America resulted in the Group’s North American assets being subject to impairment in the sum of $1,081.0 million (€1,143.3 million). Over the past three years, the same external valuer has been used to prepare the projections in the cash generating units holding most of the Group goodwill.

Impairment tests are carried out on each separate cash generating unit and are based on the discounted cash flow valuation method; this incorporates future projections of cash flows and, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance, capital expenditures and an assumption of a pre-tax weighted average cost of capital.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s Fixed Assets at December 31, 2004 include capitalized balances for unamortized computer software development costs, interest (at 6 percent to 11 percent) on the construction of qualifying assets and finance lease assets:

Capitalized Values

	Computer Software		Capitalized Interest		Finance Leases
	2003	2004	2003	2004	2003	2004
	(€ in millions)		(€ in millions)		(€ in millions)
As of January 1	36.3	46.7	79.4	77.1	614.4	142.3
Translation difference	(0.2)	(0.6)	(1.3)	(0.3)	(88.5)	(5.1)
Acquisitions and disposals	—	4.0	—	(4.8)	(369.4)	—
Capitalized in the year	18.5	32.8	5.2	2.5	21.5	—
Depreciation	(7.9)	(15.3)	(6.2)	(7.4)	(35.7)	(10.7)

As of December 31	46.7	67.6	77.1	67.1	142.3	126.5

Computer software includes capitalized own software at the year end of €16.4 million in 2004 (2003: €18.5 million); additions during the year were €2.1 million (2003: €2.9 million) and depreciation was €4.2 million (2003: € 2.3 million).

Fixed Asset Additions

There was one material acquisition in 2004, along with several smaller ones, total acquisitions of Group companies amounting to €250.5 million in 2004 (2003: €241.3 million); the acquisition value of the operating fixed assets therein came to €190.2 million (2003: €206.4 million), of which €6.9 million (2003: €73.8 million) related to goodwill. Total acquisitions of Group companies in 2002 amounted to €56.3 million, the acquisition value of the operating fixed assets therein being €150.4 million of which €26.7 million related to goodwill.

Capital expenditure for the year in Stora Enso Oyj and its subsidiaries amounted to €975.1 million in 2004 (2003: €1,248.2 million). However, a further major investment is being undertaken at the Veracel Pulp Mill in Brazil, fixed assets in this company amounted to some €648 million in 2004 (2003: €230 million), but as the Group interest in this joint venture is only 50 percent, it is dealt with under equity accounting and is included on the balance sheet as an investment in an associate company; see note 13. No major new projects were commenced or announced in 2004, capital expenditure for 2004 largely relating to projects from 2003 and earlier.

Fixed Asset Disposals

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Acquisition cost	1,071.2	341.7	292.0
Accumulated depreciation	508.6	306.6	161.5

Net book value of disposals	562.6	35.1	130.5
Net gains on disposals	37.2	12.4	113.0

Disposals Proceeds	599.8	47.5	243.5

Represented by
Cash sales proceeds	202.4	47.5	36.4
Non-cash sales proceeds	36.8	—	—
Group company disposals	360.6	—	207.1

Total Fixed Asset Disposals	599.8	47.5	243.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal disposal in 2004 related to the divestment of the Swedish forests, the fixed asset element therein, exclusive of the forests themselves, being €89.9 million along with a capital gain of €107.3 million representing the goodwill realized. There were no fixed asset disposals in 2003 other than minor sales in the normal course of operations. In 2002, the principal fixed asset disposal consisted of the divestment of forest assets in Finland, €360.6 million, and in the US, €149.1; the Finnish transaction was partly in exchange for 41 percent of the shares in a new associate company, Tornator Timberland Oy.

Note 12— Biological Assets

At January 1, 2004, 95 percent of the Group’s biological assets were in Sweden, however these were divested in March when the Group’s recently created forest holding company, Bergvik Skog AB, was divested to institutional investors. Stora Enso retained a minority shareholding of 43.3 percent and has signed long-term supply agreements with its new associate at market rates. The divestment value of Bergvik Skog’s free standing trees was €1,524.6 million (SEK 13,753 million), other disposed fixed assets of €89.9 million (SEK 811 million) representing the land under the trees, the roads thereon and sundry forestry equipment. Prior to the divestment in March, the change in the value of the Swedish biological assets had generated income of €6.2 million, however after March, the Group’s 43.3 percent share of this income is aggregated with the normal trading result of Bergvik Skog and reported as an associated company result (see note 13).

In October 2004 Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Borneo eucalyptus plantation company. The book value of the plantation at sale was €21.8 million.

The accounting standard IAS 41, Agriculture, under which Stora Enso’s biological assets in the form of standing trees are fair market valued, came into effect on January 1, 2003. The value of Group forests thus increased from a previous book value of €705.9 million to a fair value of €1,561.7 million. The revaluation reserve amounted to €855.8 million, which resulted in an increase in equity of €615.4 million after the deduction of deferred tax; in accordance with IAS 8, this was credited directly to retained earnings as non-distributable equity, but has now been realized on the sale of the Swedish forests. The initial IAS 41 fair value adjustment on account of the Group’s forest associates added €44.0 million to equity net of deferred tax.

Following the divestment of the Swedish forests in 2004, future biological income will not be material. Nevertheless, periodic future changes resulting from growth, price and other factors will be entered in the income statement so that operating profit includes an adjustment for the change in value of the standing forest during the year. This change in value is made up of growth, harvesting and price fluctuations. The result for 2004 includes €37.5 million (2003: €116.2 million) in respect of the change in fair value, being the growth and price effect, less €30.4 million (2003: €104.6 million) for harvesting, resulting in the net gain of €7.1 million (2003: €11.6 million) shown in the income statement; all but €0.9 million came from Bergvik Skog prior to its divestment.

At December 31, 2004 Stora Enso’s remaining biological assets had a fair value of €64.6 million (€1,587.8 million) and were located by value in Portugal (83 percent), Canada (3 percent) and China (14 percent). In addition, the Group now has three associated companies where IAS 41 is taken into account in computing their results:

•	Bergvik Skog AB, the new 43.3 percent owned Swedish associate, had biological assets at a fair value of €2,622.6 million (SEK 23,657 million).

•	Tornator Timberland Oy, a 41 percent owned associate which acquired the Group’s Finnish forest interests in 2002, had biological assets at a fair value of €614.9 million in 2004 (2003: €628.9 million).

•	Veracel, a 50 percent owned associate in Brazil, also has substantial forest plantations fair valued at €70.0 million in 2004 (2003; €67.4 million), though with a growing cycle of only seven years.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Biological assets

	As of December 31,
	2003	2004
	(€ in millions)
Assets reclassified from Fixed Assets (see note 11)	705.9
Fair valuation surplus	855.8

Initial IAS 41 Valuation as of January 1, 2003	1,561.7

Carrying value as of January 1	1,561.7	1,587.8
Translation difference	8.3	6.4
Additions	7.2	4.5
Disposals	(1.0)	(1,541.2)
Change in fair value	116.2	37.5
Decrease due to harvest	(104.6)	(30.4)

Carrying value as of December 31	1,587.8	64.6

Note 13—Associated Companies

Carrying Values

	2002	2003	2004
	(€ in millions)
Historical Cost
As of January 1	251.3	225.3	319.7
Translation difference	(6.9)	(7.0)	(1.4)
Additions	1.5	103.5	250.4
Disposal proceeds	(185.5)	(0.4)	(0.1)
Equity adjustments disposal	60.8	—	—
Income statement – profit on disposal	76.7	0.3	—
Subsidiary transfers	29.2	(2.4)	(1.9)
Transfer to available-for-sale investments	(1.8)	0.4	—

Historical cost as of December 31	225.3	319.7	566.7

Equity Adjustment to Investments in Associated Companies
As of January 1	55.4	(13.6)	(0.7)
Translation difference	(13.6)	(1.9)	0.1
Disposals	(60.8)	—	—
Effect of adopting IAS 41 Agriculture	—	44.0	—
Share of results before tax	14.6	(23.0)	38.9
Dividends received	(9.5)	(3.2)	(7.5)
Income taxes	0.3	1.7	(8.4)
OCI on Bergqvik Skog AB (note 24)	—	—	(19.0)
Subsidiary transfers	—	(4.7)	(2.0)

Equity adjustment as of December 31	(13.6)	(0.7)	1.4

Carrying value of associated companies as of December 31	211.7	319.0	568.1

The principal addition in both 2004 and 2003 related to the Group’s Brazilian interests. Stora Enso and its Brazilian partner, Aracruz Celulose S.A., are constructing a 900,000 tones per year eucalyptus pulp mill for their jointly owned associate company Veracel Celulose S.A. at Eunápolis in the state of Bahia, Brazil; each company

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

has a 50 percent stake and will be entitled to half of the mill’s output. The pulp mill project cost is estimated at $860 million in 2004 (2003: $631 million) with a further $80 million (2003: €59 million) for infrastructure, €400 million and €28 million having been spent to date respectively. An additional $300 million (€220 million) has also been spent on forestry-related activities and construction of infrastructure, mainly roads and a harbor. Construction of the mill began in mid-2003 and start-up is scheduled for mid-2005. The total investment is estimated at €917 million ($1,250 million), to be financed by 45 percent equity and 55 percent loans provided by a number of development banks, currently split equally between US dollars and local currency. Equity injections to date amount to €273.0 million (2003: €192.6 million) and after the deduction of start-up costs of €22.5 million (2003: €24.8 million) and currency fluctuations of €60.7 million (2003: €63.1 million), gives a carrying value to the Group of €189.8 million (2003: €104.7 million) in 2004.

In March 2004, 56.7 percent of Stora Enso’s Swedish forest holding company, Bergvik Skog AB, was divested to institutional investors, leaving the Group with a minority shareholding of 43.3 percent valued at cost of €169.3 million (SEK 1,527 million). During the year, the carrying value has been increased for the Group’s post-divestment share of the result for the year of €24.2 million, less tax of €6.8 million, and reduced by €19.0 million on account of the net after-tax fair value loss on its cashflow hedge accounted interest rate swap.

The principal addition in 2002 consisted of the acquisition of a 41 percent holding in Tornator Timberland Oy, a company established in conjunction with Finnish financial institutions, in exchange for the divestment of the greater part of Stora Enso’s Finnish forestry assets (see note 4). The intention is to further reduce the Group interest, but the holding will continue to be subject to equity accounting until it drops below 20 percent.

The principal disposal in 2002 related to the sale of 29.5 percent of Billerud AB’s share capital for SEK 1,667 million (€182.1 million), resulting in a capital gain of SEK 702 million (€76.7 million). The Group residual holding in Billerud since 2004 has comprised 300,000 shares, valued at €2.9 million (2003: €2.9 million) and representing 0.5 percent of the share capital and votes; this is shown as a listed security under available-for-sale investments.

Principal Associated Companies

		As of December 31,
	Domicile	2004	2002	2003	2004
		%	(€ in million)
Bergvik Skog AB	Sweden	43.3	—	—	167.9
Veracel Celulose S.A.: pulp mill & plantation	Brazil	50.0	27.3	104.7	189.8
Tornator Timberland Oy : forest	Finland	41.0	29.2	83.0	81.7
Sunila Oy : pulp mill	Finland	50.0	45.3	44.4	48.8
Thiele Kaolin Company Inc: China clay	USA	34.9	34.1	37.1	36.6
Steveco Oy : stevedores	Finland	34.3	14.9	12.5	9.3
Mitsubishi HiTec Paper Group (Bielefeld & Flensburg): office papers	Germany	24.0	22.2	7.3	7.2
Holzwerke Wimmer GmbH : timber processing(1)	Germany	49.0	6.8	5.6	7.6
AS Imavere Saeveski : sawmill (33.3% to subsidiaries in 2003)	Estonia	N/A	6.6	—	—

			186.4	294.6	548.9
Others			25.3	24.4	19.2

Carrying Value of Associated Companies as of December 31			211.7	319.0	568.1

(1)	To become a subsidiary in early 2005

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Balances

	As of December 31,
	2002	2003	2004
	(€ in millions)
Receivables from Associated Companies
Long-term loan receivables	2.8	34.8	229.6
Trade receivables	16.0	21.6	28.9
Short-term loan receivables	6.2	14.4	9.5
Prepaid expenses and accrued income	0.6	0.8	0.9
Liabilities due to Associated Companies
Trade payables	11.0	13.6	16.2
Accrued liabilities and deferred income	0.3	0.1	6.4

Related Party Transactions

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Sales to associated companies	119.0	139.6	166.4
Interest on associated company loan receivables	0.4	3.1	15.1
Purchases from associated companies	79.8	54.2	150.0

The Group engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements are negotiated at arm’s length and are conducted on terms that the Group considers customary in the industry and generally no less favorable than would be available from independent third parties.

Total loans to associates came to €239.1 million in 2004 (2003: €49.2 million) of which €178.8 million was due from Bergvik Skog and a further €38.3 million (2003: €34.8 million) from Tornator. Interest income on associate loans totaled €15.1 million in 2004, of which €11.4 million came from Bergvik Skog and €3.1 million (2003: €2.9 million) from Tornator.

Note 14—Available-for-Sale Investments

The Group classifies its investments into the three categories of trading, held-to-maturity and available-for-sale; at the balance sheet date the Group held only available-for-sale investments. All available-for-sale investments are considered to be non-current assets unless they are expected to be realized within twelve months.

Unrealized holding gains and losses on available-for-sale securities are included, net of related taxes, in other comprehensive income. Other-than-temporary impairment losses and realized gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are recorded at cost.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Values

	2002	2003	2004
	(€ in millions)
Acquisition cost as of January 1
Listed – Listed securities	138.9	145.2	147.2
Unlisted – Shares in other companies	181.0	148.5	140.8

Investments reclassified as available-for-sale	319.9	293.7	288.0
Effect of IAS 39 : OCI	58.5	24.0	80.5

Available-for-Sale investments as of January 1	378.4	317.7	368.5
Translation difference	0.8	0.1	0.1
Additions	12.8	28.4	13.2
Change in fair values (OCI)	(34.5)	56.5	2.5
Disposal proceeds	(44.4)	(33.3)	(32.8)
Income Statement – Profit / loss on disposal	2.8	(0.9)	1.4
Transfer from Associated Companies	1.8	—	—

Carrying Amount as of December 31	317.7	368.5	352.9

Disposals

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Sale proceeds	44.4	33.3	(32.8)
Carrying value	41.6	34.2	31.4

Gain (loss) on sale	2.8	(0.9)	1.4

Unrealized Gains and Losses in Marketable Securities

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Unrealized holding gains	68.4	92.9	111.2
Unrealized holding loss	(44.4)	(12.4)	(28.2)

Net unrealized holding gains (OCI)	24.0	80.5	83.0
Cost	293.7	288.0	269.9

Market value	317.7	368.5	352.9

Net unrealized holding gains (OCI)	24.0	80.5	83.0
Deferred tax	(7.6)	(24.1)	(28.2)

Unrealized holding gains shown in equity as OCI	16.4	56.4	54.8

Change for the year in unrealized holding gains shown in equity as OCI	(24.3)	40.0	(1.6)

The fair value of publicly traded securities are based on quoted market prices at the balance sheet date whereas the fair value of other securities are assessed using a variety of methods and assumptions based on market conditions existing at each balance sheet date; quoted market prices or dealer quotes for similar or identical securities may be obtained, alternatively, other techniques such as option pricing models and estimated discounted values of future cash flows, may also be used.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principal Available- for-Sale Investments

	As of December 31, 2004
	Holding %	Number of Shares	Acquisition Cost	Market Value
			(€ in millions)
Listed Securities
Advance Agro PCL, Thailand	18.9	100,536,328	69.1	46.5
Alfred Berg Global B (growth), Finland	9.91	5,414,836	4.5	3.1
Alfred Berg Euro Obligaatio Pro B (growth), Finland	1.7	503,917	1.3	1.5
Alfred Berg Europe (growth), Finland	7.4	6,357,793	4.0	4.3
Billerud AB, Sweden	0.5	300,000	1.8	2.9
CA-AM Dynarbitrage VaR4, France	0.1	390,000	2.0	2.1
CPI Group Ltd, Australia	7.6	4,784,142	5.0	2.2
Finnlines Oyj, Finland	5.5	2,209,340	1.9	28.3
FIM Russia (growth), Finland	1.3	61,637	2.0	2.4
Nordea AB, Sweden	0.1	3,091,213	7.3	23.0
Nordea Foresta (growth), Finland	4.3	5,000,000	0.8	1.8
Nordea Europa Plus (growth), Finland	10.5	2,991	2.0	2.2
Nordea Pro Euro Korko, Finland	0.2	329,000	2.9	3.0
Sampo Plc, A series, Finland	1.6	8,911,140	25.7	90.5
Sea Containers Ltd, Bermuda	1.1	195,904	3.2	2.8
Others	—	N/A	3.6	3.5

Total Listed Securities			137.1	220.1
Unlisted Shares			132.8	132.8

Total Available-for-Sale Investments as of December 31, 2004			269.9	352.9

Total Available-for-Sale Investments as of December 31, 2003			288.0	368.5

The net difference of €83.0 million in 2004 (2003: €80.5 million) between the market value in excess of the acquisition cost of the available-for-sale investments represents the OCI Reserve as shown in note 23.

Note 15—Other Non-Current Assets

	As of December 31,
	2003	2004
	(€ in millions)
Stora Enso North America Corp.: over funded pension plan (note 20)	124.4	170.3
Others	45.9	40.2

Total	170.3	210.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Inventories

	As of December 31,
	2003	2004
	(€ in millions)
Cutting rights	14.9	35.3
Materials and supplies	393.5	407.9
Work in progress	76.2	74.2
Finished goods	813.3	872.2
Spare parts and consumables	299.2	316.5
Other inventories	31.9	29.9
Advance payments	29.4	72.7
Obsolescence provision	(28.6)	(30.2)
Market value provision	(6.3)	(7.2)

Total	1,623.5	1,771.3

Note 17—Receivables

Short-term Receivables

	As of December 31,
	2003	2004
	(€ in millions)
Trade receivables	1,461.2	1,565.2
Provision for doubtful debts	(40.6)	(39.8)
Prepaid expenses and accrued income	109.8	96.6
Other receivables	172.9	243.3

Total	1,703.3	1,865.3

Receivables falling due after one year are included in non-current receivables.

Loan Receivables

	As of December 31,
	2003	2004
	(€ in millions)
Restricted U.S. cash balance for cross-border leasing	443.6	—
Derivative financial instruments (note 23)	277.0	193.9
Associate company loans	46.1	239.1
Other loan receivables	59.4	48.8

	826.1	481.8

Current assets: Receivable within 12 months	781.8	248.7
Non-current assets: Receivable after 12 months	44.3	233.1

Total	826.1	481.8

Annual interest rates for loan receivables at December 31, 2004 ranged from 2.0 percent (2003: 1.77 percent) to 9.0 percent (2003: 7.1 percent). Due to the nature of the Group financial assets, their carrying value is considered to approximate their fair value.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Shareholders’ Equity

Under the Articles of association, the minimum issued share capital of the Company is €850 million and the maximum €3,400 million, within the limits of which it may be increased or reduced without amendment to the Articles; the minimum number of shares that may be issued is 500 million and the maximum number 2,000 million. Series A shares entitle the holder to one vote per share whereas Series R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of Series A shares is 500 million and Series R shares, 1,600 million, the aggregate not exceeding 2,000 million. Series A shares may be converted into Series R shares at any time at the request of a shareholder. At December 31, 2004 the Company’s fully paid-up share capital as entered in the Finnish Trade Register was €1,423.3 million (2003: €1,469.3 million).

As from 1997, the Finnish Companies Act determined that the individual nominal value of shares would no longer be a fixed sum, but would instead represent the total value of the issued share capital divided by the number of shares in issue. The current nominal value of each issued share is €1.70, unchanged from the previous year.

At December 31, 2004 Stora Enso Oyj held shares with an acquisition cost of €180.8 million (2003: €258.0 million), comprising 12,300 Series A shares along with 16,795,984 Series R shares, and representing 2.2 percent of the share capital and 0.9 percent of voting rights. In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the Finnish statutory employment pension scheme (“TEL”) principles for calculating disability pension liabilities under which the TEL’s disability pension component, previously treated as a defined benefit scheme, is to be accounted for as a defined contribution liability in IFRS accounts. This allowed Stora Enso to release all but €4.4 million of the previously recorded provision under IFRS (€911.9 million as of December 31, 2003). The effect on the IFRS income statement for 2004 is to reduce defined benefit pension costs by €179.9 million to show a net income of €116.6 million. Under U.S. GAAP, the changes approved in the TEL had no impact on the accounting treatment of the disability pension component; it continues to be qualify for treatment as a defined benefit scheme.

At the end of 2004 directors and management group members owned 35,121 (2003: 34,175) Series A shares and 192,534 (2003: 2,862,910) Series R shares, representing less than 0.1 percent of the total voting rights of the Company. A full description of company option programmes, along with full details of director and executive interests, is shown at note 27; at December 31, 2004 none of these programmes had a material impact on the issued share capital.

At December 31, 2004 shareholder equity amounted to €8,051.1 million (2003: €7,952.9 million) against a market capitalization on the Helsinki Exchanges of €9.5 billion (2003: €9.3 billion); the market values of the shares were €11.55 (2003: €11.0) for A shares and €11.27 (2003: €10.68) for the R shares.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Share Capital

	Series A	Series R	Total
As of January 1, 2002	184,273,585	722,479,714	906,753,299
Warrants exercised and registered January 10	—	1,158,000	1,158,000
Cancellation of repurchased shares April 3	(813,200)	(7,319,800)	(8,133,000)
Conversion of Series A shares to Series R shares September 16-27	(1,143,700)	1,143,700	—

As of December 31, 2002	182,316,685	717,461,614	899,778,299
Warrants exercised and registered January 9	—	3,000	3,000
Cancellation of repurchased shares March 31	(93,800)	(35,500,000)	(35,593,800)
Conversion of Series A shares to Series R shares June 16	(16,118)	16,118	—
Conversion of Series A shares to Series R shares July 15	(1,400)	1,400	—
Conversion of Series A shares to Series R shares August 15	(34,200)	34,200	—
Conversion of Series A shares to Series R shares September 15	(21,841)	21,841	—
Conversion of Series A shares to Series R shares October 15	(502,923)	502,923	—
Conversion of Series A shares to Series R shares November 17	(121,166)	121,166	—
Conversion of Series A shares to Series R shares December 12	(314,157)	314,157	—
Warrants exercised and registered December 12	—	75,000	—

As of December 31, 2003	181,211,080	683,051,419	864,262,499
Warrants exercised and registered January 8	—	27,000	27,000
Warrants exercised and registered January 15	—	195,000	195,000
Conversion of Series A shares to Series R shares January 15	(27,906)	27,906	—
Shares in issue as of January 15, 2004	181,183,174	683,301,325	864,484,499
Conversion of Series A shares to Series R shares Feb 16	(10,341)	10,341	—
Warrants exercised and registered Mar 4	—	75,000	75,000
Cancellation of repurchased shares Apr 5	(8,100)	(27,800,000)	(27,808,100)
Warrants exercised and registered Apr 8	—	492,000	492,000
Conversion of Series A shares to Series R shares Apr 15	(1,036,667)	1,036,667	—
Conversion of Series A shares to Series R shares May 14	(32,437)	32,437	—
Conversion of Series A shares to Series R shares June 15	(25,053)	25,053	—
Conversion of Series A shares to Series R shares July 15	(9,805)	9,805	—
Conversion of Series A shares to Series R shares Aug 16	(477)	477	—
Conversion of Series A shares to Series R shares Sept 15	(1,000,100)	1,000,100	—
Conversion of Series A shares to Series R shares Oct 15	(2,517)	2,517	—
Conversion of Series A shares to Series R shares Nov 15	(500)	500	—
Conversion of Series A shares to Series R shares Dec 15	(8,654)	8,654	—

At of December 31, 2004	179,048,523	658,194,876	837,243,399
Conversion of Series A shares to Series R shares Jan 17	(114)	114	—

Shares in Issue of January 17, 2005	179,048,409	658,194,990	837,243,399

Number of votes as of December 31, 2004	179,048,523	65,819,488	244,868,011

Share Capital as of 31 December 2004, € million	304.4	1,118.9	1,423.3

Share Capital as of December 31, 2003, € million	308.1	1,161.2	1,469.3

Share Capital as of December 31, 2002, € million	309.9	1,219.7	1,529.6

Nominal Value for all Shares is €1.70.

The shares in issue at January 17, 2005 represent the total shares eligible to vote at the forthcoming Annual General Meeting.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Shares

	Number of Shares			Cost € in millions
	Series A	Series R	Total
Shares held as of January 1, 2003	85,400	28,257,531	28,342,931	314.9
Total shares repurchased in the year	16,500	33,471,600	33,488,100	319.6
Shares cancelled	(93,800)	(35,500,000)	(35,593,800)	(376.0)
Shares allocated to Option Programs	—	(47,752)	(47,752)	(0.5)

Total shares held as of December 31, 2003	8,100	26,181,379	26,189,479	258.0

Total shares repurchased in the year	12,300	18,461,600	18,473,900	199.0
Shares cancelled	(8,100)	(27,800,000)	(27,808,100)	(275.8)
Shares allocated to Option Programs	—	(48,048)	(48,048)	(0.4)

Total shares held as of December 31, 2004	12,300	16,794,931	16,807,231	180.8

The Annual General Meeting on March 18, 2004 decided to reduce the Company’s share capital by €47.3 million by canceling 8,100 A shares and 27,800,000 R shares; these shares were repurchased between March 2003 and February 2004 under authorization granted by the previous Annual General Meeting.

Group’s Distributable Equity

At December 31, 2004 the Group’s distributable equity amounted to €3,674.6 million (2003: €2,418.9 million), being retained earnings of €5,950.7 million (2003: €5,586.7 million) less €2,276.1 million (2003: €3,167.8 million) for non-distributable translation differences, treasury shares and untaxed reserves.

Dividends

During the year-ended December 31, 2004, the Company paid a dividend of €375.7 or €0.45 per share, compared to a dividend of €387.7 million or €0.45 per share during the year-ended December 31, 2003.

Note 19—Minority Interests

In December 2004 Stora Enso closed its acquisition of 65.5 percent of the Polish packaging producer Intercell SA. The fair value of the net assets acquired, including net cash and deferred tax liabilities, amounted to €201.2 million, of which the accounting value of the minority interest was €69.4 million, with another €0.5 million minority within the Intercell group.

In February 2003 Stora Enso Timber acquired a 66 percent ownership of AS Sylvester’s sawmilling operations in the Baltic States, the 34 percent direct minority amounting to €26.2 million with a further 3.8 percent indirect minority within Imavere Sawmill valued at €1.4 million. The original purchase agreement provided for the buy-out of the remaining AS Sylvester minority in 2005 for a consideration to be determined by performance targets; this is expected to be completed in the first quarter of 2005 upon which, subject to the small minority in the Imavere operation, Stora Enso Timber’s Baltic operations will become 100 percent owned.

In December 2002 the Group completed the disposal of the greater part of its Finnish forest holdings to a new company, Tornator Timberland Oy, thereby disposing of a minority of €17.6 million.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minority Interests

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
As of January 1	50.2	30.4	60.3
Translation difference	(2.0)	(1.6)	(0.3)
Acquisitions	—	27.6	69.9
Disposals	(17.4)	—	—
Income Statement	(0.1)	5.8	8.1
Dividends	(0.3)	(1.9)	(1.9)

As of December 31	30.4	60.3	136.1

Principal Minority Interests

		As of December 31,
		2002	2003	2004
		(€ in millions)
Intercell S. A. Group	Poland	—	—	69.9
Stora Enso Timber Group	Estonia	—	27.5	29.0
Corenso United Oy Group	Finland	17.3	16.9	18.3
Enocell Oy	Finland	4.3	4.2	4.2
FPB Holding GmbH & Co. KG (the former Feldmühle Group)	Germany	2.0	2.0	2.0
Fortek Oy	Finland	2.9	3.9	3.5
Others	—	3.9	5.8	9.2

		30.4	60.3	136.1

Note 20—Post-employment Benefits

The Group has established a number of pension plans for its operations throughout the world. In Finland pension cover since 2001 has been entirely arranged through local insurance companies, whereas in Sweden cover is arranged through both insurance companies and book reserves in accordance with the Swedish “PRI/FPG System”. Pension arrangements outside Scandinavia are made in accordance local regulations and practice, mostly being defined benefit pension plans with retirement, disability, death and termination income benefits; the retirement benefits are generally a function of years worked and final salary and are coordinated with national pensions. The Group also has some fully insured plans and defined contribution plans, the charge to the income statement for the latter amounting to €201.8 million (2003: €223.4 million; 2002: €217.1 million) for the year 2004.

Group policy for funding its defined benefit plans is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in actuarial calculations of liability in book reserves; the charge in the income statement for year amounted to €63.3 million in 2004 (2003: €104.5 million; 2002: €88.5 million) before the below adjustment relating to the Finnish statutory employment pension scheme.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes, the charge for the year being a gain of €32.9 million as compared with an expense in 2003 of €31.4 million and an expense in 2002 of €35.2 million; the gain was as a result of the changes in US healthcare plans detailed below which had a positive effect of €76.8 million.

`STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retirement age for the management of Group companies has been agreed at between 60 and 65 years and for members of the Executive Management Group, 60.

In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the Finnish statutory employment pension scheme (“TEL”) principles for calculating disability pension liabilities under which the TEL’s disability pension component, previously treated as a defined benefit scheme, is to be accounted for as a defined contribution liability under IFRS. This allowed Stora Enso to release all but €4.4 million of the previously recorded provision (€184.3 million as of December 31, 2003). The effect on the income statement for 2004 was to reduce defined benefit pension costs by €179.9 million, offset by deferred tax thereon of €52.2 million.

Also in 2004, changes in US healthcare plans had a one-time positive non-cash effect of $96.4 million (€78.6 million), before taxes. This arose as a reversal of expenses already taken in respect of various US retiree healthcare programs provided to both current and future retirees that are now being modified. These measures were taken as part of the fixed cost reduction programs in Stora Enso North America.

Pension and Post-Employment Benefit Provisions

	As of December 31,
	2003	2004
	(€ in millions)
Defined benefit plans	572.7	343.6
Other post-employment benefits	214.8	123.9
Stora Enso North America Corp.: Overfunded pension plan shown in assets (note 15)	124.4	170.3

Total Liability	911.9	637.8

Balance Sheet Reconciliation

	As of December 31,
	2003	2004
	(€ in millions)
Net liability as of January 1	919.0	911.9
Translation difference	(37.7)	(14.3)
Acquisition	1.3	0.6
Increase	121.7	82.5
Decrease	(92.4)	(342.9)

Net liability as of December 31	911.9	637.8

Amounts Recognized in the Balance Sheet

	As of December 31,
	Defined Benefit Pension Plans		Other Post-Employment Benefits
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Present value of funded obligations	923.2	1,018.6	7.7	35.8
Present value of unfunded obligations	625.6	573.3	396.8	298.9
Fair value of plan assets	(693.4)	(818.4)	(7.3)	(35.3)
Unrecognized actuarial gains and losses	(263.7)	(418.2)	(201.4)	(188.3)
Unrecognized prior service cost	(8.4)	(11.7)	8.4	12.8

Net liability in the balance sheet	583.3	343.6	204.2	123.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts Recognized in the Income Statement

	For the year ended December 31,
	Defined Benefit Pension Plans			Other Post- Employment Benefits
	2002	2003	2004	2002	2003	2004
	(€ in millions)			(€ in millions)
Current service cost	39.1	39.8	38.1	7.1	5.6	8.5
Interest cost	88.9	80.8	73.5	24.6	21.5	22.1
Expected return on plan assets	(55.8)	(41.4)	(67.5)	(2.1)	(1.0)	(1.8)
Net actuarial losses (gains) recognized in year	16.3	25.1	20.1	5.6	6.8	(61.7)
Settlements	—	—	(180.8)	—	—	—
Loss curtailment	—	0.2	—	—	(1.5)	—

Total included in personnel expenses	88.5	104.5	(116.6)	35.2	31.4	(32.9)

The actual return on plan assets was €71.7 million in 2004, compared to €86.8 million in 2003 and €29.4 million in 2002.

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

	For the year ended December 31,
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	Canada		Finland		Germany		Sweden		United States
Discount rate %	7.0	6.3	5.3	5.0	5.5	5.2	5.5	5.5	6.0	5.8
Expected return on plan assets %	7.5	7.5	5.3	5.0	4.5	4.5	n/a	n/a	8.5	8.0
Future salary increase %	2.0	2.0	4.5	5.0	2.5	2.5	3.0	3.0	5.0	5.0
Future pension increases %	1.5	2.0	2.3	2.3	1.5	1.5	2.0	2.0	0.0	0.0
Expected average remaining working years of employees	14.7	14.7	13.0	13.0	13.1	12.5	14.0	13.0	15.5	12.0

Benefit Plan Reconciliation

	Defined Benefit Pension Plans		Other Post- Employment Benefits
	For the year ended December 31,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Net liability as of January 1	523.9	583.3	231.7	204.2
Translation difference	27.3	14.3	(37.3)	(14.9)
Acquisition	1.3	—	—	0.3
Net expense recognized in the income statement	104.5	(116.6)	31.4	(32.9)
Contributions paid	(82.1)	(128.0)	(21.6)	(32.8)
Settlements	8.4	(9.4)	—	—

Net liability in the balance sheet	583.3	343.6	204.2	123.9

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Plan Summary by Country

	For the year ended December 31, 2004
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	158.5	257.8	5.7	—	571.9	60.5	1,054.4
Present value of unfunded obligations	18.5	—	256.0	247.2	313.7	36.8	872.2
Fair value of plan assets	(153.7)	(68.9)	(2.9)	—	(571.9)	(56.3)	(853.7)
Unrecognized actuarial gains and losses	(36.8)	(167.4)	(1.7)	(25.8)	(367.9)	(5.8)	(605.4)

Net liability in the balance sheet	(13.5)	21.5	257.1	221.4	(54.2)	35.2	467.5

Represented by
Defined Benefit Pension Plans	(23.0)	21.5	257.1	221.4	(161.8)	28.4	343.6
Other Post-Employment Benefits	9.5	—	—	—	107.6	6.8	123.9

Net Liability in the Balance Sheet	(13.5)	21.5	257.1	221.4	(54.2)	35.2	467.5

Benefit Plan Summary by Country

	For the year ended December 31, 2003
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	149.8	289.1	5.2	—	441.0	45.8	930.9
Present value of unfunded obligations	16.7	—	254.4	237.1	495.6	18.6	1,022.4
Fair value of plan assets	(138.2)	(77.2)	(2.8)	—	(441.0)	(41.5)	(700.7)
Unrecognized actuarial gains and losses	(33.9)	(11.0)	3.6	(12.7)	(409.5)	(1.6)	(465.1)

Net liability in the balance sheet	(5.6)	200.9	260.4	224.4	86.1	21.3	787.5

Represented by
Defined Benefit Pension Plans	(15.0)	200.9	260.4	224.4	(102.8)	15.4	583.3
Other Post-Employment Benefits	9.4	—	—	—	188.9	5.9	204.2

Net liability in the balance sheet	(5.6)	200.9	260.4	224.4	86.1	21.3	787.5

Note 21—Borrowings

In December 2004 Stora Enso Oyj issued a five year SEK 4.3 billion bond in order to restructure the Company’s debt portfolio and take advantage of favorable market conditions; the bond pays a fixed coupon of 3.875 percent. In June 2004 the Group created a new ten year bond by offering to exchange its existing €850 million 2007 bond; €475 million of notes were exchanged, 55.9 percent of the total, the transaction extending the average maturity of all debt by one year.

In January 2005 Stora Enso Oyj signed a five year €1.75 billion multi-currency revolving credit facility agreement which replaced a previous €2.5 billion facility signed in 2003.

Borrowings have various maturities, the latest being in 2023, and have either fixed or floating interest rates ranging from 1.0 percent (2003: 1.0 percent) to 9.99 percent (2003: 9.99 percent) in 2004. The majority of Group loans are denominated in Euros, the principal other currencies being Swedish Kronas and US Dollars. At December 31, 2004 the Group’s unused committed credit facilities totaled €2,712.7 million (2003: €2,500.0 million), of which €0.0 million (2003: €0.0 million) was classified as short-term.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2004 Stora Enso bought back bonds with a nominal value of SEK 469 million (€52.6 million), resulting in a loss in financial items of SEK 1 million (€0.1 million).

In 2003 Stora Enso bought back bonds with a nominal value of SEK 110 million (€12.1 million) at par and €22.1 million resulting in a loss in financial items of €0.7 million.

In 2002 Stora Enso bought back bonds with a nominal value of SEK 797 million (€87.1 million), resulting in a loss in financial items of SEK 4.7 million (€0.5 million), $35.0 million (€37.0 million) at par and €88.0 million resulting in a loss of €2.2 million.

The Company is required to comply with certain covenants within the debt arrangements which include maintaining a minimum level of consolidated net worth and ensuring that certain indebtedness does not exceed thresholds based on the Company’s consolidated net assets. As of December 31, 2004, the Company was in compliance with its debt covenants.

Country/Area Breakdown

	As of December 31,
	Net interest- bearing Liabilities		Operating Capital
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Euro area	975.1	1,950.7	6,236.7	6,299.7
Sweden	1,183.7	(131.4)	3,630.4	2,131.6
United States	1,515.7	1,131.7	2,457.1	2,346.8
Canada	19.4	29.5	492.5	476.2
China	129.2	107.8	157.2	147.0
UK	(22.5)	(34.3)	18.9	2.8
Other	118.4	(2.6)	555.6	766.2

Total	3,919.0	3,051.4	13,548.4	12,170.3

Repayment Schedule of Long-term Debt

	As of December 31,
	2005	2006	2007	2008	2009	2010+	Total
	(€ in millions)
Bond loans	3.9	305.4	423.3	165.1	471.5	1,397.1	2,766.3
Loans from credit institutions	89.7	34.6	154.5	49.9	31.5	133.0	493.2
Financial lease liabilities	8.0	8.0	7.8	7.5	7.5	124.7	163.5
Other long-term liabilities	0.5	3.2	0.3	0.2	0.1	2.9	7.2

Total long-term debt	102.1	351.2	585.9	222.7	510.6	1,657.7	3430.2

Current liabilities: repayable within the next 12 months							102.1

Long-term liabilities: repayable after 12 months							3,328.1

Due to the short-term nature of most Group financial liabilities, their carrying value is considered to approximate their fair value. However, the fair value of long-term term debt, exclusive of the current part, has a value of €3,600.9 million in 2004 (2003: €3,626.1 million) as against a carrying value of €3,328.1 million (2003: €3,404.6 million).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bonds Loans in Long-term Debt

Issue / Maturity Dates	Description Of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding as of December 31,		Carrying Value as of December 31,
					2003	2004	2003	2004
				Currency million			€ million
Fixed Rate
1991-2006	Series C Senior Notes 2006 *	9.99		$50.4	37.3	30.1	29.6	22.1
1993-2019	Series C Senior Notes 2019 *	8.60		$50.0	50.0	50.0	39.6	36.7
1996-2006	Swedish Medium Term Note *	7.90	SEK	470.0	470.0	309.0	61.3	34.4
1997-2007	Senior Notes Series B 2007	6.82		$102.0	102.0	102.0	86.3	75.2
1997-2009	Senior Notes Series C 2009	6.90		$48.5	48.5	48.5	41.3	35.0
1997-2012	Senior Notes Series D 2012	7.00		$22.5	22.5	22.5	19.2	16.3
1997-2017	Senior Notes Series E 2017	7.14		$23.0	23.0	23.0	17.3	16.1
1997-2017	Euro Medium Term Note *	4.105	JPY	10,000	10,000	10,000	74.0	71.6
1998-2008	Swedish Medium Term Note *	4.00	SEK	264.4	250.0	250.0	28.8	27.3
1998-2009	Senior Notes Series F 2009	6.93		$30.0	30.0	30.0	25.4	21.6
1998-2018	Senior Notes Series G 2018	7.24		$65.0	65.0	65.0	47.9	44.6
1998-2023	Senior Notes Series H 2023	7.30		$65.0	65.0	65.0	47.1	43.8
1999-2006	Swedish Medium Term Note *	5.90	SEK	500.0	43.0	43.0	4.7	4.8
1999-2008	Swedish Fixed Real Rate *	4.00	SEK	105.3	100.0	100.0	9.7	11.5
2000-2006	Euro Medium Term Note * (1)	6.25	SEK	2,000.0	2,000.0	2,000.0	231.1	31.9
2000-2007	Euro Bond 6.375 % Notes 2007 *	6.375		€850.0	850.0	374.6	846.0	372.6
2000-2007	Euro Medium Term Note *	6.90	SEK	200.0	200.0	200.0	22.0	22.2
2001-2006	Euro Medium Term Note *	6.25	SEK	2,000.0	2,000.0	2,000.0	230.8	218.9
2001-2011	Global 7.375 % Notes 2011 *	7.375		$750.0	750.0	750.0	690.0	588.0
2004-2014	Euro Medium Term Note *	5.125		€517.6	—	517.6	—	492.7
2004-2009	Swedish Medium Term Note *	3.875	SEK	4,300.0	—	4,300.0	—	474.1
Loans matured and extinguished in 2004							228.4	—

Total fixed rate bond loans							2,780.5	2,661.4

Floating Rate
1997-2007	Euro Medium Term Note *	Libor+0.35	FIM	110.0	110.0	110.0	18.5	18.5
1998-2008	Euro Medium Term Note *	Libor+0.35		$30.0	30.0	30.0	23.8	22.0
1998-2008	Euro Medium Term Note *	Libor+0.33		$40.0	40.0	40.0	31.7	29.4
2000-2007	Swedish Medium Term Note *	Euribor+0.75		€10.0	10.0	10.0	10.0	10.0
2000-2010	Euro Medium Term Note *	Euribor+0.8		€25.0	25.0	25.0	25.0	25.0
Loans matured and extinguished in 2003							33.0	—

Total floating rate bond loans							142.0	104.9

Total bond loans							2,922.5	2,766.3

* Parent company liabilities

(1)	SEK 2,000 million is legally outstanding, but the Company holds Notes to the value of SEK 1,722 million leaving SEK 278 million held externally

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term Borrowings

	As of December 31,
	2003	2004
	(€ in millions)
Short-term loans	929.1	543.3
Derivative financial instruments (note 23)	(19.1)	54.1
U.S. finance lease terminal liability (see below and note 8)	500.1	—

	1,410.1	597.4

The US finance lease liability in 2003 consisted of €446.2 of principal and a provision of €53.9 for termination costs.

Group short-term loans are principally denominated in euros (50.9 percent), SEK (34.4 percent) and Chinese renminbi (12.8 percent), with maturities of between 3 days and 11 months. Short-term loans also include commercial paper with applicable weighted average interest rates of 2.2 percent (2.2 percent).

Finance Lease Liabilities

At December 31, 2004 Stora Enso had a small number of finance leasing agreements for machinery and equipment for which capital costs of €126.5 million (2003: €142.3 million; 2002: €614.4 million) were included in machinery and equipment; the depreciation thereon was €10.7 million in 2004 (2003: €35.7 million; 2002: €53.9 million). The aggregate leasing payments for the year amounted to €17.4 million in 2004 (2003: €35.1 million; 2002: €76.6 million), the interest element being €17.3 million in 2004 (2003: €30.2 million; 2002: €34.3 million). No new leasing commitments were entered into in 2004.

In 2003 a new leasing commitment of €21.5 million relating to buildings was incurred by the Danish merchant subsidiary, the only lease termination being as detailed below.

At December 31, 2002 the Group’s finance lease liabilities amounted to €672.2 against a capitalized fixed asset value of €614.4 million. The principal lease liability consisted of a portfolio of 1996 UK finance leases to finance PM16 at Wisconsin Rapids and PM26 at Biron, but by December 31, 2003 Stora Enso North America Inc was in the process of terminating these leases as a consequence of changes in the interpretation of UK leasing tax rules (see note 7). All amounts due under these leases were no longer shown under finance lease liabilities, but were instead shown on the balance sheet under current interest-bearing liabilities; see above. The transaction was closed on March 2, 2004 when $650.5 million (€522.9 million) was passed over in full and final settlement.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance Lease Liabilities

	As of December 31,
	2003	2004
	(€ in millions)
Minimum lease payments
Less than 1 year	19.3	17.4
1–2 years	21.7	17.4
2–3 years	17.8	17.4
3–4 years	17.8	17.4
4–5 years	17.8	17.4
Over 5 years	222.6	176.0

	317.0	263.0
Future finance charges	(142.0)	(99.5)

Present value of finance lease liabilities	175.0	163.5

Present Value of finance Lease Liabilities
Less than 1 year	18.5	15.5
1–2 years	20.2	14.7
2–3 years	14.9	13.8
3–4 years	13.7	13.0
4–5 years	12.6	12.3
Over 5 years	95.1	94.2

	175.0	163.5

Annual	repayments of principal are shown above in the repayment schedule of long-term debt.

Note 22—Other Liabilities and Provisions

Other Current Liabilities

	As of December 31,
	2003	2004
	(€ in millions)
Advances received	21.0	5.5
Trade payables	770.6	849.1
Other current liabilities	196.6	191.7
Accrued liabilities and deferred income	519.6	606.1
Current portion of provisions	30.5	20.7

Total	1,538.3	1,673.1

Accrued	liabilities and deferred income consist mainly of personnel costs, customer discounts, and other accruals.

Long-term Operative Liabilities

	As of December 31,
	2003	2004
	(€ in millions)
Provision for unrealized profit	44.2	120.7
Accruals	20.8	20.4
Other payables	12.7	12.1

Total	77.7	153.2

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for unrealized profit relates to that part of the gains on sale of Tornator Timberlands Oy in 2002 and Bergvik Skog AB in 2004 that were deemed to relate to the proportion of shares retained in these new Associates, being €44.2 million and €76.5 million (SEK 690 million) respectively.

Other Provisions

	Environmental	Reorganization	Other Obligatory	Total
	(€ in millions)
Carrying value as of January 1, 2003	54.5	24.7	115.3	194.5
Translation difference	(0.1)	0.1	0.1	0.1
Reclassification	—	—	(76.2)	(76.2)
Charge in income statement
New provisions	—	53.2	1.6	54.8
Increase in existing provisions	1.8	—	2.0	3.8
Reversal of existing provisions	(4.6)	—	(4.6)	(9.2)
Payments	(4.4)	(29.4)	(6.4)	(40.2)

Carrying value as of December 31, 2003	47.2	48.6	31.8	127.6
Translation difference	0.1	(1.5)	0.1	(1.3)
Reclassification	—	4.6	(4.6)	—
Charge in income statement	—	—	(14.7)	(14.7)
New provisions	2.7	6.2	—	8.9
Increase in existing provisions	1.3	3.1	3.8	8.2
Reversal of existing provisions	—	(1.1)	(0.2)	(1.3)
Payments	(5.9)	(28.9)	(11.0)	(45.8)

Carrying value as of December 31, 2004	45.4	31.0	5.2	81.6

Allocation between current and non-current liabilities
Current liabilities: payable within 12 months	3.0	15.3	2.4	20.7
Non-current liabilities: payable after 12 months	42.4	15.7	2.8	60.9

Total as of December 31, 2004	45.4	31.0	5.2	81.6

Reorganization Provisions

Stora Enso North America Fixed-Cost Reduction Programme

In 2004 Stora Enso North America announced a further extension of its profit enhancement programme of August 2002 whereby maintenance personnel would be reduced by a target of nearly 200 at a cost of €4.4 ($5.5) million. The 2003 extension of the programme had also included a reduction in Stora Enso North America’s total workforce of about 12 percent or 700 employees by mid 2005. At the year-end 2004 Stora Enso employed 5,266 (2003: 5,669) people in North America, against a target of 5,000 and compared to 7,300 at the time of the acquisition in 2000. A restructuring charge of €24.6 million ($27.4 million) was entered in 2003, the charge in 2002 having been €52.9 million ($50.0 million). At December 31, 2004 the remaining provision amounted to €6.6 million (2003: €15.1 million).

The original 2002 profit enhancement programme comprised a comprehensive range of measures to improve the Group’s competitive position and profitability, the main elements being to restructure selected manufacturing assets with the loss of some 500 jobs. The restructuring charge of €52.9 million ($50.0 million) entered in 2002 related to asset impairment aspect of the plan.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corbehem Mill Restructuring Programme

In 2003 Stora Enso launched a restructuring programme at Corbehem Mill in France to secure the site’s long-term competitiveness. The programme involved a major reorganization of the whole mill, including a variable-cost reduction plan, investments in PM5 and a decrease of 169 permanent positions by 2006, of which 110 had gone by the end of 2004. A provision of €15.3 million was made in 2003, of which €14.2 million related to redundancy payments and €1.1 million to other costs; €5.6 million (2003: €6.9 million) was outstanding at December 31, 2004.

Nymölla Mill, Sweden

A restructuring provision of €2.0 million at December 31, 2002 related to the closing down of a coating machine in early 2002 which resulted in 70 redundancies; this provision was subsequently supplemented in 2003 by a further reorganization whereby costs were set aside to cover the redundancy of some 90 staff, the final 33 of whom left the company in 2004. By December 31, 2004, the provision had been discharged.

Port Hawkesbury Mill, Nova Scotia, Canada

A provision of €4.9 million was made in late 2003 for severance and related benefits related to workforce downsizing of 135 staff, all but 32 having been announced by the end of 2004 and 56 leaving in the year; at December 31, 2004 the provision amounted to €4.2 million (2003: €4.9 million).

Papyrus GB Ltd

In May 2002 Stora Enso closed down Papyrus GB Ltd, its merchant arm in the UK and a restructuring charge of €25.1 million was recorded for the exit costs, of which €9.5 million related to staff and a further €15.6 million to lease terminations and asset write-downs. The provision was slightly increased in 2004 and at the year-end amounted to €5.5 million (2003: €4.8 million), mainly pension-related.

Summa Paper Mill, Finland

As part of its asset improvement plan, the Group closed down PM1 at Summa Mill in Finland, charging restructuring costs of €8.8 million in 2002, of which €3.4 million related to staff and a further €5.4 million to site clean-up and restoration costs and inventory write-downs. At December 31, 2004 the remaining provision amounted to €0.6 million (2003: €2.8 million).

Environmental Remediation

Provision for environmental remediation amounted to €45.4 million (2003: €47.2 million) at December 31, 2004 and largely related to the removal of mercury and other contaminants from sites in Sweden and Finland; details of the principal provisions are:

•	Following an agreement between Stora Enso and the City of Falun, the Group is obliged to clean-up pollution to the area caused by the Kopparberg mine; the provision amounted to €9.9 million in 2004 (2003: €12.9 million).

•	A provision of €7.8 million in 2004 (2003: €10.4 million) has been made for removing mercury from the harbor basin at Skutskär

•	The site of Skoghall Mill contains ground pollutants that must be eliminated; the provision amounts to €9.0 million in 2004 (2003: €10.9 million).

•	There are a further five cases in Finland where the total provision amounts to €8.1 million in 2004 (2003: €9.1 million); the largest relates to pollution in the vicinity of Pateniemi sawmill, being €5.0 million in 2004 (2003: €5.1 million).

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Obligatory Provisions

A provision in Sweden of €14.7 million relating to statutory forest replanting was disposed of with the divestment of Bergvik Skog AB. Certain other provisions amounting to €4.6 million were also reclassified, leaving a year-end liability for other obligatory provisions of €5.2 million

Note 23—Financial Instruments

Shareholders’ Equity—Other Comprehensive Income (“OCI”)

Certain derivatives are designated as cash flow hedges and measured to fair value with the fair value movements being recorded in the separate equity category of OCI: Hedging Reserve. The other component of OCI is the available-for-sale reserve, representing the difference between the fair value of investments and their cost (see note 14). Movements in the year for these two reserves, together with the balances at the year-end, are as shown below.

OCI Reserves

	Hedging Reserve				Available- for-Sale Reserve	Total OCI Reserves
	Forward & Swap Contracts	Commodity Hedges	Associate Hedge	Total
	(€ in millions)
OCI as of January 1, 2003	36.7	180.3	—	217.0	16.4	233.4
Net change in OCI in the year	(28.9)	(129.9)	—	(158.8)	40.0	(118.8)

OCI as of December 31, 2003	7.8	50.4	—	58.2	56.4	114.6

OCI as of January 1, 2004
Gains and losses from changes in fair value	11.6	71.5	—	83.1	80.5	163.6
Deferred taxes	(3.8)	(21.1)	—	(24.9)	(24.1)	(49.0)

	7.8	50.4	—	58.2	56.4	114.6

Net change in OCI in 2004
Gains and losses from changes in fair value	(8.5)	(47.6)	—	(56.1)	2.5	(53.6)
Reclassification of losses	19.0	—	(19.0)	—	—	—
Deferred taxes	2.7	13.3	—	16.0	(4.1)	11.9
Reclassification of deferred taxes	(5.3)	—	—	(5.3)	—	(5.3)

	7.9	(34.3)	(19.0)	(45.4)	(1.6)	(47.0)

OCI as of December 31, 2004
Gains and losses from changes in fair value…	22.1	23.9	(19.0)	27.0	83.0	110.0
Deferred taxes	(6.4)	(7.8)	—	(14.2)	(28.2)	(42.4)

Total	15.7	16.1	(19.0)	12.8	54.8	67.6

The	gain on derivative financial instruments designated as cash flow hedges that was realized from OCI through the income statement
amounted	to €67.4 million in 2004 (2003: €225.4 million).

The hedging reserve includes the Group’s 43.3 percent (2003: 100 percent) share in an interest rate swap showing a deferred loss of €19.0 million in 2004 (2003: €19.0 million) in respect of Stora Enso’s now associate, but formerly wholly owned subsidiary, Bergvik Skog AB. This amount relates to a fair value loss on Bergvik Skog AB’s cashflow hedge accounted interest rate swap and, in 2004, has been deducted from the equity accounted value of the Group interest in its associate. In 2003 the gross loss was €19.0 million, against which

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred tax of €5.3 million was provided, however in 2004 the loss €26.4 million is accounted for after tax as the deferred tax belongs to Bergvik Skog AB and not Stora Enso, the interest in the associate being equity accounted.

The estimated net amount of unrealized gains and losses expected to be reclassified as earnings within the next twelve months amounted to €23.0 million in 2004 (2003: €72.0 million), of which €22.1 million (2003: €30.6 million) related to currencies and €0.9 million (2003: €41.4 million) to commodities.

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the balance sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis:

•	Currency option contract values are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year end market rates and thus they approximate fair values.

•	The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.

•	Swaption contract fair values are calculated using year-end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	Cross currency swaps are fair valued against discounted cash flow analysis and year end foreign exchange rates.

•	The fair values of interest rate futures have been calculated by using either discounted cash flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.

•	The fair values of commodity options are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The fair values of total return (Equity), swaps are calculated using year end equity prices as well as year end interest rates.

•	The Group had no outstanding embedded derivatives at either December 31, 2003 or 2004.

Certain gains and losses on financial instruments are taken directly to equity, either to offset cumulative translation adjustments (CTA) or deferred under other comprehensive income (OCI). The remaining fair value movements are taken to the income statement as net financial items (note 7) as shown below.

Fair Value Hedge Gains and Losses in the Income Statement

	For the year ended December 31,
	2003	2004
	(€ in millions)
Net gains (losses) on qualifying hedges, incl. fair value changes in hedged items	(9.8)	13.6
Net gains (losses) on non-qualifying hedges	(11.2)	(6.4)
Net gains (losses) on total return swaps	20.8	24.9

Net fair value gains (losses) in net financial items	(0.2)	32.1

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedge Ineffectiveness in Net Financial Items

	For the year ended December 31,
	2003	2004
	(€ in millions)
Forward exchange contracts	13.7	(0.5)
Commodity contracts	2.6	(0.9)

Total hedging ineffectiveness	16.3	(1.4)

Fair Values of Derivative Financial Instruments

	As of December 31,
	2003	2004
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	(€ in millions)
Interest rate swaps	106.8	157.1	(5.8)	151.3
Interest rate options	0.5	1.4	(0.4)	1.0
Cross currency swaps	(11.0)	3.3	(14.9)	(11.6)
Forward contracts	172.8	94.7	(5.2)	89.5
Currency options	0.7	3.2	(1.4)	1.8
Commodity contracts	71.5	28.8	(5.2)	23.6
Total return swaps	(36.0)	21.8	(33.2)	(11.4)

Total	305.3	310.3	(66.1)	244.2

Positive	and negative fair values of financial instruments are included under interest-bearing receivables, liabilities and long-term debt.

Nominal Values of Derivative Financial Instruments

	As at 31 December
	2003	2004
	(€ in millions)
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	113.7	66.5
Maturity 2–5 years	1,080.4	953.4
Maturity 6–10 years	1,439.2	1,469.9

	2,633.3	2,489.8
Interest rate options	23.8	198.4

Total	2,657.1	2,688.2

Foreign Exchange Derivatives
Cross-currency swap agreements	129.5	102.7
Forward contracts	3,112.5	2,479.8
Currency options	208.1	588.3

Total	3,450.1	3,170.8

Commodity Derivatives	477.0	442.7

Equity Swaps	308.4	359.5

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24. Cumulative Translation Adjustment (“CTA”) and Equity Hedging.

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations on the value of its net investment in non-Euro area foreign subsidiaries and associates. Exchange differences, arising from the translation of equity, results and dividends for foreign subsidiary and associate undertakings, are aggregated with the financial instruments hedging these investments and the net is recorded directly in shareholders’ equity as CTA; this is expensed though the income statement on the divestment of a foreign entity.

Cumulative Translation Adjustment

	For the year ended December 31,
	2003	2004
	(€ in millions)
As of January 1
CTA on net investment in non-Euro foreign entities	(484.1)	(629.1)
Hedging	339.7	432.0

	(144.4)	(197.1)

CTA Movement for the Year
Restatement of opening non-euro denominated equity	(156.7)	(37.8)
Difference in Income Statement translation	21.2	14.7
Internal equity injections less dividends	(17.6)	(44.6)
Other	(3.4)	0.3

	(156.5)	(67.4)
Hedging of Net Investment for the Year
Hedging result	146.2	78.3
Taxes	(42.4)	(21.0)

	103.8	57.3
Income Statement
CTA on divested non-Euro foreign entities	11.5	(11.7)
Hedging result allocated to divested entities	(11.5)	—

(Gain) in Income Statement for the year	—	(11.7)

As of December 31
CTA on net investment in non-Euro foreign entities	(629.1)	(708.2)
Hedging (see below)	432.0	489.3

	(197.1)	(218.9)

Hedging of Net Investment in Foreign Entities
Realized gains	159.7	209.5
Unrealized gains	272.3	279.8

Total	432.0	489.3

Hedging of Net Investment in Foreign Entities

Group policy for translation risk exposure is to minimize this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in CTA against the respective currency movements arising from the restatement of the net investments at current exchange rates on the balance sheet date; the net amount of gains and losses included in CTA during the period as shown above came to €57.3 million in 2004 (2003: €103.8 million). Details of the hedging and the unrealized hedging gains are shown below, details of the net investment in foreign subsidiaries being shown in note 3—Segment Information.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging of Net Investment in Foreign Entities

	As of December 31,
	2003	2004	2003	2004	2003	2004
	Nominal amount		Nominal amount		Unrealized Gain/Loss
	(currency in millions)		(€ in millions)
Forward Exchange Contracts
Canada	750.0	700.0	462.0	426.4	27.9	16.0
Denmark	—	745.0	—	100.2	—	0.1
Sweden	4,345.0	—	478.5	—	4.1	—
United Kingdom	28.0	27.8	39.7	39.4	0.3	0.3
United States	—	350.0	—	257.0	—	17.5

			980.2	823.0	32.3	33.9
Borrowings
United States	830.0	880.0	657.2	646.1	240.0	252.4
Sweden	—	5,343.0	—	592.3	—	(6.5)

Total Hedging			1,637.4	2,061.4	272.3	279.8

Note 25—Commitments and Contingencies

Commitments

	As of December 31,
	2003	2004
	(€ in millions)
On Own Behalf
Pledges given(1)	3.8	0.8
Mortgages	103.5	118.8
On Behalf of Associated Companies
Mortgages	0.8	0.8
Guarantees	48.4	209.3
On Behalf of Others
Pledges given	2.2	—
Mortgages	10.9	—
Guarantees	13.1	6.8
Other Commitments, own
Operating leases, in next 12 months	34.3	32.6
Operating leases, after next 12 months	171.2	159.2
Pension liabilities	3.0	2.2
Other contingencies	95.9	92.5

Total	487.1	623.0

Pledges given	6.0	0.8
Mortgages	115.2	119.6
Guarantees	61.5	216.1
Operating leases	205.5	191.8
Pension liabilities	3.0	2.2
Other contingencies	95.9	92.5

Total	487.1	623.0

(1)	Pledged assets consist of marketable securities, inventories and fixed assets.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other contingencies include a contingent liability, relating to exposure to hazardous substances and environmental matters, pursuant to certain indemnification provisions granted in connection with the 1994 divestment of the Tarkett Group, the flooring business of the former Stora Kopparberg Bergslags AB. The Group’s maximum aggregate liability under the hazardous substance indemnification is limited to $62.5 million (€45.9 million), under the on-site environmental indemnification, SEK 328 million (€36.4 million), and under the off-site environmental indemnification, without limit. One off-site indemnification matter is pending, but is expected to be closed shortly, and a further three on-site matters are outstanding. Stora Enso does not expect any further claims and estimates that the aggregate liability for the environmental liabilities will not exceed €1.0 million; however, the limitations period for claims to occur does not expire until 2024.

Purchase Agreement Commitments as of December 31, 2004

	Type of Supply	Country	Years Left	Contract Total	Scheduled Contract Payments
					2005	2006-7	2008-9	2010 +
					(€ in millions)
Materials & Supplies
Stora Enso Skog AB	Wood	Sweden	14	1,738	138	257	251	1,092
Stora Enso Oyj	Gas	Finland	1	60	60	0	0	0
Stora Enso North America Corp	Electricity	US	14	118	14	29	32	43
Stora Enso Kabel GmbH & Co KG	Electricity	Germany	7	224	32	64	64	64
Stora Enso Langerbrugge NV	Electricity	Belgium	2	43	22	21	0	0
Stora Enso Reisholz GmbH & Co KG	Electricity	Germany	7	104	16	32	32	24
Stora Enso Kvarnsveden AB	Electricity	Sweden	9	153	17	34	34	68
Stora Enso Baienfurt GmbH & Co KG	Electricity	Germany	6	111	19	37	37	18
Stora Enso Transport & Distribution AB	Shipping	Sweden	10	80	8	16	16	40
Stora Enso Transport & Distribution AB	Shipping	Denmark	10	135	13	27	27	68
Stora Enso Oyj	Shipping	Sweden	15	217	13	26	26	152
Stora Enso Transport & Distribution Ltd	Terminal	UK	15	218	15	29	29	145
Others	—	—	—	667	205	230	68	164

				3,868	572	802	616	1,878

Capital Expenditure
Stora Enso Kvarnsveden AB	Machinery	Sweden	—	233	220	13	—	—
Stora Enso Skoghall AB	Machinery	Sweden	—	44	44	—	—	—
Others	—	—	—	217	185	32	—	—

				494	449	45	—	—

Total Contractual Commitments				4,362	1,021	847	616	1,878

Outstanding balances under binding purchase agreements amount to €4,362 million in 2004 (2003: €1,990 million), of which contracts for materials and services amount to €3,868 million (2003: €1,610 million) and for capital expenditure commitments, €494 million (2003: €379 million). The principal commitment for materials relate to wood supplied from the Group’s Swedish forest associate, Bergvik Skog AB, and Group risk management of power supplies by entering into long-term fixed price contracts; the principal service commitments relate to shipping and terminal facilities. The Kabel Mill take or pay power supply contract also

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provides for a penalty clause of €40 million for early termination; it was also the largest contract in 2003, then valued at €288 million. Stora Enso Oyj has also signed a 15 year take or pay contract with Nordsjöfrakt AB for the operation of ships between Finland and Sweden, thus the Group’s commitment of €217 million is also its contingent liability in the event of early termination.

The largest contract for capital expenditure in 2004 amounted to €233 million for the new paper machine to be supplied to Kvarnsveden Mill in Sweden; the two largest contracts in 2003 were €67.1 million for a new recovery boiler at Skoghall Mill in Sweden and €38.0 million for the rebuild of PM 6 at Maxau Mill in Germany.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others; the guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-balance sheet credit risk representing the accounting loss that would be recognized at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are not paid in full and are irrecoverable from other parties.

Stora Enso Oyj has guaranteed the liabilities of many of its subsidiaries up to a maximum of €748.5 million (2003: €966.3 million) as of December 31, 2004.

Stora Enso Oyj guaranteed the pension liabilities of its Swedish subsidiaries at the time of the 1998 merger; as of December 31, 2004, this guarantee amounted to €258.4 million (2003: €252.8 million), but maturity dates cannot be determined with any certainty.

Stora Enso Reisholz GmbH & Co. KG in Germany has given a guarantee to an energy supplier such that should it close its mill, it will pay compensation of €1 million per annum until 2011.

Stora Enso Transport and Distribution AB, Sweden, has a time charter party with Wagenborg Scheepvaart B.V. of the Netherlands (“WSBV”) concerning three vessels; WSBV has, in turn, chartered the three vessels from owners in Denmark. At the expiry of the three charter parties in 2015, Stora Enso Oyj has guaranteed to pay the owners an amount equal to the difference between the stipulated loss value and the net sale price obtained by the owners, however, always limited to 6/21 of the original facility amount. The maximum Group exposure under this guarantee amounted to €32.8 million (2003: €32.8 million) at the year-end 2004.

The Group leases office and warehouse space under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are:

Repayment Schedule of Operating Lease Commitments

Amounts
(€ in millions)
2004	32.6
2005	27.1
2006	22.8
2007	18.9
2008.	17.1
2009-	73.3

Total	191.8

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the US. The investigations by the authorities in both jurisdictions are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso was named in a number of class action lawsuits filed in the US. As the Company cannot currently determine what impact, if any, these investigations will have no provision has been made.

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; €2.4 million was recorded as a provision at December 31, 2004.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Principal Subsidiaries as of December 31, 2004

The following is a list of the Company’s fifty principal operating subsidiary undertakings ranked by external sales; these companies, along with the parent, account for 98 percent (95 percent) of Group external sales. The principal country in which each subsidiary operates is the country of incorporation. The Group’s effective interest in the undertakings is 100 percent except where indicated and is held in each case by a subsidiary undertaking except for those companies marked with “+” which are held directly by the Parent Company. The countries operating outside the Euro area are indicated by “*”.

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply Europe	Other
Stora Enso Oyj	Finland	17.73	X	X		X		X	X
Stora Enso North America Corp+*	USA	13.28	X	X		X			X
Stora Enso Publication Papers Oy Ltd+	Finland	5.36	X
Stora Enso Skoghall AB*	Sweden	3.80				X
Stora Enso Maxau GmbH & Co KG	Germany	3.12	X
Stora Enso Kabel GmbH & Co KG	Germany	3.07	X
Stora Enso Hylte AB*	Sweden	2.78	X
Stora Enso Kvarnsveden AB*	Sweden	2.74	X
Stora Enso Fors AB*	Sweden	2.45				X
Stora Enso Corbehem SA	France	2.25	X
Stora Enso Port Hawkesbury Ltd*	Canada	2.22	X
Stora Enso Timber Oy Ltd+	Finland	2.12					X
Stora Enso Timber AG	Austria	2.11					X
Stora Enso Nymölla AB*	Sweden	1.93		X
Stora Enso Skog AB*	Sweden	1.91						X
Stora Enso Langerbrugge NV+	Belgium	1.69	X
Puumerkki Oy	Finland	1.67					X
Stora Enso Pulp AB*	Sweden	1.57	X	X
Stora Enso Uetersen GmbH & Co KG	Germany	1.42		X
Papyrus Sweden AB*	Sweden	1.38			X
Berghuizer Papierfabriek NV+	Netherlands	1.32		X
Stora Enso Sachsen GmbH	Germany	1.30	X
Stora Enso Baienfurt GmbH & Co KG	Germany	1.21				X
Stora Enso Grycksbo AB*	Sweden	1.11		X
Stora Enso Timber AB*	Sweden	1.08					X
Stora Enso Ingerois Oy+	Finland	1.06				X
Sydved AB (66.7%)*	Sweden	1.05						X
Stora Enso Barcelona S.A.	Spain	1.04				X
Stora Enso Reisholz GmbH & Co KG	Germany	1.01	X
Stora Enso Timber AS (66.0%)*	Estonia	1.00					X
Laminating Papers Oy+	Finland	0.91				X
Stora Enso Timber US Corp*	USA	0.88					X
Stora Enso Suzhou Paper Co Ltd (80.9%)*	China	0.83		X
Enocell Oy (98.4%)+	Finland	0.82				X
Papyrus France SA	France	0.80			X
Stora Enso Packaging Oy+	Finland	0.77				X
Papyrus A/S*	Denmark	0.74			X
Stora Enso Packaging AB*	Sweden	0.71				X
Papyrus SA	Belgium	0.57			X
Stora Enso Timber Zdirec sro*	Czech	0.49					X
Celulose Beira Industrial SA	Portugal	0.48		X
Stora EnsoTimber Bad St Leonard GmbH	Austria	0.47					X
Corenso United Oy Ltd (71.0%)+	Finland	0.42				X
ZAO Stora Enso Packaging (93.5%)*	Russia	0.37				X
Stora Enso Pankakoski Oy Ltd	Finland	0.36				X
Stora Enso Bois SA	France	0.33					X
Sydved Energileveranser AB (66.7%)*	Sweden	0.32						X
Stora Enso Lumber Trading GmbH	Austria	0.31					X
Papyrus Norge A/S*	Norway	0.30			X
Papyrus Finland Oy+	Finland	0.29			X				X
Scaldia Papier BV	Netherlands	0.28			X

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 27—Employee and Equity Compensation Benefits

The majority of production employees are members of labor unions with which either the Group or the forest industry customarily negotiate collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as on attaining key business targets.

Bonus Programmes

Division and Business Unit management have annual bonus programmes based on the corporate target return on capital employed and on the results of their respective areas of responsibility, together with the achievement of separately defined key personal targets; the bonus amounts to between 10 percent and 40 percent of salary depending on the person’s position in the Company. Staff participate in another bonus plan in which the payment is calculated as a percentage of annual salary up to a maximum of 7 percent. All bonuses are discretionary and, for the majority of employees, at least 50 percent of the bonuses are dependent on financial targets, triggered only when results exceed a predetermined minimum level. The Group has decided to continue its performance-based programmes and has expanded these to cover 75 percent to 80 percent of employees globally where allowed by local practice and regulations.

Share Based Programmes for Management

In 2004 the board approved the implementation of two new share based programmes to complement and partially replace the existing option programme. The changes were made in response to the competitive market trend away from option programmes towards share base award schemes, stimulated by the change in international accounting standards. The new programmes are synthetic share awards where designated employees will receive existing Stora Enso R shares, not new shares. The new programmes are targeted at 200 key managers and staff in the Group and replace 50 percent of the existing option programme for these employees; consequently the number of options issued under the 2004 share option programme has been reduced. The total number of shares that may be awarded under these two new share programmes is 652,500.

The Performance Share Plan will deliver awards to managers and key employees in each March over a three year period, starting in 2005, based on the Group performance during each of the preceding financial years. The performance target is for the corporate return on capital employed to equal the weighted average cost of capital before any shares are awarded. The intended range of awards over the three year period is from 850 to 10,000 shares with a maximum of one and one half times the award when the corporate return on capital employed exceeds the weighted average cost of capital by 4 percentage points. The Restricted Share Plan will similarly deliver shares to managers and key employees over the same three year period subject to the employee remaining in employment of Stora Enso on the intended award date.

The board also approved awarding shares under the restricted plan to a maximum of 50 key top young talents with a condition that they remain in employment for at least 5 years. The level for these award was set at 2,500 to 5,000 shares and the maximum number of shares that may be issued is 187,500.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The new share plans do not confer any beneficial interest at grant and the holder has no rights to receive shares until the future award dates materialize.

Option Programme	Type	Year of Issue	Number of Staff	Strike Price	Number of Options Issued	Number of Options Outstanding	Exercise Period
2004	Synthetic	2004	1,000	€11.15	4,675,300	4,644,050	1 Mar 2007- 28 Feb 2011
2003	Synthetic	2003	1,000	€10.00	6,064,150	5,945,400	8 Feb 2006- 7 Feb 2010
2002	Synthetic	2002	1,000	€16.50	5,902,000	5,702,000	8 Feb 2005- 7 Feb 2009
2001	Synthetic	2001	500	€11.70	4,215,000	3,995,000	1 Apr 2004- 31 Mar 2008
2000	Synthetic	2000	200	€12.25	2,800,000	2,555,000	1 Apr 2003- 31 Mar 2007
1999	Synthetic	1999	200	€11.75	2,750,000	2,532,750	15 Jul 2002- 15 Jul 2006
1997 (closed)	Warrants	1997	15	FIM 45.57 (€7.66)	3,000,000	0	1 Dec 1998- 31 Mar 2004
North America	Stock options	2000	839	$6.9687 (€5.51)	5,680,000	1,166,559	11 Sep 2000- 4 Feb 2010

Option Programmes for Management (1999 to 2004)

In 1999 the board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel; this programme has since been extended into subsequent years and now covers some 1,000 staff. The seven-year programmes consist of financially hedged options and synthetic options, which avoid diluting the number of shares in issue, with strike prices set at levels representing then-current market prices plus 10 percent premiums. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares, though not new shares. Options are not transferable and expire if the employee leaves the Group.

The strike price for the 2004 Programme has been set at €11.15 based on the average price for R shares from February 5 to February 12, 2004, plus a 10 percent premium. The strike price for the 2003 Programme has been set at €10.00 based on the average price for R shares from January 31, 2003 to February 7, 2003, plus a 10 percent premium. The strike price for the 2002 Programme has been set at €16.50 based on the average price for R shares from January 31 to February 7, 2002, plus a 10 percent premium. The strike price for the 2001 Programme has been set at €11.70 based on the average price for R shares from February 8 to14, 2001, plus a 10 percent premium; the earliest exercise date was April 1, 2004. The strike price for the 2000 Programme is €12.25 based on the average share price for the period of three days before and after the Annual General Meeting on March 21, 2000, plus a 10 percent premium; the earliest exercise date was April 1, 2003. The strike price for the 1999 Programme is €11.75, based on the average share price from May to July 1999, plus a 10 percent premium; the earliest exercise date was July 15, 2002. As of December 31, 2004, no options from the 1999 to 2004 programmes had been taken up.

Stora Enso North America Option Programme

On August 18, 2000 the board decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso programmes entitling holders to

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchase a maximum 5,680,000 R shares, in the form of ADRs, at a weighted average strike price of $6,9687. The exercise period of the currently existing plans is from September 11, 2000 to February 4, 2010, depending on the grant date.

On October 16, 2001 the board decided to amend the Programme to simplify administration and speed up delivery of shares to option holders. Thus, as of November 1, 2001, no new R shares will be issued under the terms of the Programme, but instead, repurchased R shares have been reserved for distribution. A total of 2,001,733 new R shares were issued before the terms were amended, thereby increasing the share capital by €3.4 million. During the year 2004, 733,133 (2003: 570,292) options were exercised, of which 685,085 (2003: 522,540) resulted in cash compensation and 48,048 (2003: 47,752) in the allocation of repurchased R shares. At December 31, 2004, 1,166,559 (2003: 1,899,692) options were still outstanding.

Option Programme for Management (1997): Fully Subscribed and Closed

On April 7, 1997 the Company issued 1,000 warrants with a maximum value of €168,187 (FIM 1 million) to 15 members of senior management. Each bond accrued annual interest of 4.0 percent, had a maturity of five years and carried one warrant entitling the holder to subscribe for 3,000 new R shares at a subscription price of €7.66 (FIM 45.57). The exercise period ran from December 1, 1998 to March 31, 2004 and the bond entitled the holder to receive a dividend for the year in which the warrants were exercised. In 2004, a final 789,000 shares were issued, thus by April 8, 2004 the Programme had been fully subscribed and a total of 3,000,000 new R shares had been issued against the warrants, representing 0.3 percent of the share capital and 0.1 percent of the voting rights.

Director and Management Group Interests as of December 31, 2004

Board of Directors

	Series A Shares Held	Series R Shares Held	Options	Committee Memberships(1) Chairman
Claes Dahlbäck, Chairman	2,541	19,529	—	Compensation(1), Nomination
Krister Ahlström, Vice Chairman	1,500	—	—	Compensation, Nomination(1)
Lee A. Chaden (ADRs)	—	3,500	—	—
Harald Einsmann (ADRs)	—	4,800	—	Compensation, Nomination
Björn Hägglund, Deputy CEO	—	—	—	—
Jukka Härmälä, CEO	—	—	—	—
Barbara Kux	—	—	—	Financial & Audit
				Compensation, Nomination
Ilkka Niemi	—	—	—	Financial & Audit
Paavo Pitkänen	—	3,800	—	Financial & Audit
Jan Sjöqvist	508	1,943	—	Financial & Audit(1)
Marcus Wallenberg	2,795	5,367	—	Financial & Audit

Total	7,344	38,939	—

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Executive Management Group (EMG) Names followed by principal area of responsibility	Series A Shares Held	Series R Shares Held	Synthetic Options 1999-2003	Synthetic Options 2004	Committee Memberships(1) Chairman
Jukka Härmälä, CEO	—	6,500	552,500	60,000	—
Björn Hägglund, Deputy CEO	7,877	14,618	453,750	45,000	Sustainability(1) R&D(1)
Lars Bengtsson	—	—	211,900	22,500	—
Jussi Huttunen	—	—	136,800	22,500	Sustainability
Kai Korhonen	—	—	226,900	22,500	Sustainability, R&D
Pekka Laaksonen	15,000	—	226,900	22,500	Sustainability
Esko Mäkeläinen	1,900	4,669	226,900	22,500	—
Arno Pelkonen	—	—	196,900	22,500	Sustainability, R&D
Bernd Rettig	—	—	226,900	22,500	R&D
Yngve Stade	—	725	226,900	22,500	Sustainability, R&D, Investments

Total	24,777	26,512	2,686,350	285,000

Management Group Consisting of the EMG and: Names followed by principal area of responsibility	Series A Shares Held	Series R Shares Held	Synthetic Options 1999-2003	Synthetic Options 2004	Committee Memberships(1) Chairman
Christer Ågren	—	3,000	152,900	15,000	Sustainability
John F Bergin (ADRs)	—	80,715	50,000	11,250	—
Magnus Diesen	1,000	—	137,900	15,000	Investment(1)
Nils Grafström	2,000	—	75,000	22,500	—
Walter Haberland	—	—	82,900	11,250	—
Peter Kickinger .	—	—	69,100	15,000	Investment
Jyrki Kurkinen	—	32,568	122,900	11,250	Disclosure
Mats Nordlander	—	—	60,900	15,000	—
Markku Pentikäinen	—	—	70,300	15,000	—
Eberhard Potempa	—	—	96,000	11,250	—
Niilo Pöyhönen	—	—	80,900	11,250	R&D
Keith B Russell	—	7,000	90,000	22,500	—
Elisabet Salander Björklund	—	—	57,300	15,000	Sustainability
Kari Vainio	—	3,800	152,900	15,000	Sustainability
Petri Wager	—	—	88,600	15,000	Sustainability

Total	3,000	127,083	1,387,600	221,250

Grand Total	35,121	192,534	4,073,950	506,250

Details of officers who retired during the year are not given

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28—Related Party Transactions

During the last three years, Stora Enso has not been involved in any material transactions with any Group directors or executive officers, any of the 10 percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of the board of directors to borrow money from the Group so long as such loans are secured and within the limits of distributable equity. However, no directors or executive officers and none of the 10 percent shareholders owe any significant amounts to the Group. The Group has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of directors or executive officers in violation of the US Exchange Act.

In the ordinary course of business, the Group engages in transactions on commercial terms with associated companies and other related parties that are no less favorable than would be available to other third parties. Stora Enso intends to continue with transactions on a similar basis with its Associates, further details of which are shown in note 13.

Chemical Pulp

Although most chemical pulp requirements are produced internally, some is purchased from the pulp mill of Sunila Oy, a 50 percent associated company owned jointly with Myllykoski Oy. Stora Enso supplies fibre to Sunila, selling them €36.6 million (2003: €33.4) million of wood during the year, and in return, Sunila sells the resulting pulp back to the Group, all at market prices; in 2004 the Group purchased 156,696 (2003: 123,921) metric tons from Sunila for a total price of €66.5 million (2003: €49.1 million).

Energy

Stora Enso holds a 15.7 percent interest in Pohjolan Voima Oy, a power producer that is a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Prices paid to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and the Group has the right to appoint a board director.

Financial Arrangements

The Group borrows from, or has financial arrangements with, several financial institutions where certain members of the Stora Enso board of directors or executive management group also act as members of the board of directors, supervisory board or executive management group of one or more of those bodies. These include Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä and Paavo Pitkänen, and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. All Group borrowings and financial arrangements have been negotiated on arms-length terms and several have existed for a number of years and prior to the current board membership.

Research and Development

Stora Enso conducts research and development activities through Oy Keskuslaboratorio (“KCL”), in which a 30 percent interest is held. Part of the Group’s basic research requirements is sourced from KCL, which also performs research on a contract basis at cost; in 2004 total payments to KCL amounted to €5.0 million (€5.7 million). Discoveries made in the process of its research activities are the property of KCL, which makes a decision whether to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of KCL, one being Stora Enso, have a right to use the patent. If, however, KCL decides not to apply for a patent, the discovery is auctioned to its corporate owners or, if they are not interested, to unrelated third parties.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recycled Paper

The Group owns minority interests in several paper recyclers from whom recycled paper is purchased at market prices, this amounting to €36.9 million (2003: €20.2 million) in 2004.

Restructured Forest Assets & Wood Procurement

In July 2002 the Group transferred some 600,000 hectares (approximately 1.5 million acres) of forest land and related operations in Finland to a newly-formed subsidiary Tornator Oy. In December 2002 Tornator Oy was sold to Tornator Timberland Oy, in which the Group holding is 41 percent with the remaining 59 percent being held by Finnish institutional investors. One such investor with a 13.3 percent holding is Varma Mutual Pension Insurance Company, where Jukka Härmälä, Stora Enso’s CEO, is the vice chairman of the supervisory board and another board member, Paavo Pitkänen, was till recently the president, CEO, and a member of the board. Stora Enso has longterm supply contracts with the Tornator Group for approximately 1.5 million cubic meters of wood annually at market prices and in 2004 purchases came to €46.7 million (€44.9 million).

In March 2004 Stora Enso transferred some 1.5 million hectares (approximately 3.7 million acres) of forest land and related operations in Sweden to a newly-formed company Bergvik Skog AB, of which 43.3 percent was owned by the group and 5.0 percent by Korsnäs AB, a Swedish forest industry company controlled by the Kinnevik Group. The remaining 51.7 percent was sold to institutional investors as a result of which a gain of €113.9 million was recorded. These investors include the Knud and Alice Wallenberg Foundation with a holding of 7.0 percent; however they also control 23.8 percent of the voting rights in Stora Enso. The Group has longterm supply contracts with Bergvik Skog AB under which it sells some 4.5 million cubic meters of wood annually at market prices; in 2004 purchases of 3.98 million cubic meters came to €97.3 million with Group sales to Bergvik being €25.4 million.

Stevedoring

The Group currently owns 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels, the other shareholders being UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco are at market prices and, in 2004, amounted to €21.9 million (2003: €20.8 million).

Note 29—Earnings (Loss) per Share

	For the year ended December 31,
	2002	2003	2004
Net profit (loss) for the period, € million	(240.7)	137.9	739.7

Weighted average number of Series A and R shares	889,606,185	851,127,954	829,396,446
Effect of warrants	349,362	198,214	610,540

Diluted number of shares	889,955,547	851,326,168	830,006,986

Basic earnings (loss) per Share, €	(0.27)	0.16	0.89

Diluted earnings (loss) per Share, €	(0.27)	0.16	0.89

Note 30—Subsequent Events

On January 26, 2005 Stora Enso signed a new €1.75 billion syndicated credit facility agreement with a group of 23 banks. The five year facility is for general corporate purposes, including the refinancing of an existing €2.5 billion syndicated facility, and has a margin of 0.275 percent p.a. over Euribor.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stora Enso is in negotiations to acquire a leading French paper merchant, Papeteries de France, from International Paper. This company has net sales of approximately €160 million, employing some 220 staff in France, and would become part of the Stora Enso Merchants division. The transaction is expected to close late in the first quarter of 2005, subject to formal processes and approval by regulatory authorities. This acquisition is a further step in strengthening the Stora Enso Merchant presence in France and Western Europe following the decision to develop this segment as a core business area.

In February 2003, Stora Enso Timber acquired a 66 percent interest in the sawmilling operations AS Sylvester, Estonia largest such company with extensive interest in the Baltic States. The original purchase agreement included an option to buy out the remaining AS Sylvester minority for a consideration to be determined by performance targets. This option has now been exercised and the purchase is expected to be completed in the first quarter of 2005, upon which, subject to a 3.8 percent minority in the Imavere sawmill operation, Stora Enso Timber’s Baltic operations will become 100 percent owned.

Note 31—Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

The Group’s consolidated financial statements are prepared in accordance with IFRS, which differ in a number of respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

Restatement

Amounts previously reported as net income (loss) in accordance with U.S. GAAP differ from those amounts shown in these financial statements. Net income (loss) previously reported for the years ended December 31, 2003 and 2002 was €234.4 million and €(303.5) million, respectively. Net income (loss) reported in these financial statements for the years ended December 31, 2003 and 2002 is €134.9 million and €(335.4) million, respectively. Basic and diluted earnings (loss) per share previously reported for the years ended December 31, 2003 and 2002 was €0.28 and €(0.34), respectively. Basic and diluted earnings (loss) per share reported in these financial statements for the years ended December 31, 2003 and 2002 is €0.16 and €(0.38), respectively.

An adjustment to decrease net income for the year ended December 31, 2003 of €99.5 million and to increase net loss for the year ended December 31, 2002 of €31.9 million was made to properly present the change in fair value of certain derivative contracts under US GAAP. In prior years, the Company inadvertently recorded the income statement effect as the total fair value of the derivative financial instruments—not the change in fair value. This correction did not have an effect on total shareholders’ equity in accordance with U.S. GAAP since the U.S. GAAP adjustment to net income (loss) for derivative financial instruments is reflected as a reclassification from other comprehensive income under IFRS to retained earnings under U.S. GAAP.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

presentation purposes in the reconciliation, which follow, the “Reverse acquisition” item includes solely the impact of valuation differences that arose using the purchase method under U.S. GAAP. The other reconciling items reflect the pre-and post-combination differences between IFRS and U.S. GAAP.

Reconciliation of net profit (loss)

	For the year ended December 31,
	2002		2003		2004	2004
	(Restated)		(Restated)
	€		€		€	$
	(in millions)
Reconciliation of net profit (loss)
Net profit (loss) in accordance with IFRS	(240.7)		137.9		739.7	1,001.4
U.S. GAAP adjustments:
a) Employee benefit plans	(11.0)		(0.8)		(280.3)	(379.5)
b) Reverse acquisition	(204.5)		(59.7)		(51.4)	(69.6)
c) Acquisition of Consolidated Papers, Inc.	(153.1)		7.8		(167.8)	(227.2)
d) Provision for future reforestation costs	(1.5)		0.8		—	—
e) Derivative financial instruments	95.3	(1)	(5.0	)(1)	5.1	6.9
f) Impairment of goodwill	—		(47.1)		(243.9)	(330.2)
g) Impairment of fixed assets	71.8		(4.9)		(4.4)	(6.0)
h) Stock based compensation	9.2		(1.2)		(6.0)	(8.1)
i) Pension surplus refund	10.9		2.4		1.5	2.0
j) Amortization of goodwill	148.8		116.1		90.2	122.1
k) Restructuring costs	—		20.7		(10.3)	(13.9)
l) Biological assets	—		(24.1)		(13.8)	(18.7)
m) Share of results in associated companies	—		(10.2)		(17.2)	(23.3)
n) Sale of forest assets	—		—		233.7	316.4
Deferred tax effect of U.S. GAAP adjustments	(60.6	)(1)	2.2	(1)	93.9	127.3

Net income (loss) in accordance with U.S. GAAP	(335.4	)(1)	134.9	(1)	369.0	499.6

(1)	Amount has been restated.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31,
	2002	2003	2004	2004
	€	€	€	$
	(in millions, except for per share amounts)
	Restated	Restated
Presentation of net income (loss) and earnings (loss) per share under U.S. GAAP:
Net income (loss):
Income (loss) from continuing operations	(333.5)	134.9	369.0	499.6
Extraordinary items, net of tax expense	(1.9)	—	—	—

Net income (loss) in accordance with U.S. GAAP	(335.4)	134.9	369.0	499.6

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share
Continuing operations	(0.38)	0.16	0.44	0.60
Extraordinary items	—	—	—	—

Total basic earnings (loss) per share	(0.38)	0.16	0.44	0.60

Diluted earnings (loss) per share
Continuing operations	(0.38)	0.16	0.44	0.60
Extraordinary items	—	—	—

Total diluted earnings (loss) per share	(0.38)	0.16	0.44	0.60

Weighted average number of shares outstanding under U.S. GAAP:
Basic	889,606,185	851,127,954	829,396,446
Diluted	889,955,547	851,326,168	830,006,986

Consolidated Statement of Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. The Company has chosen to present comprehensive income using amounts determined in accordance with IFRS.

Components of comprehensive income in accordance with IFRS consist of the following:

	For the year ended December 31,
	2002	2003	2004	2004
	€	€	€	$
	(in millions)
Comprehensive income
Net income (loss) in accordance with IFRS	(240.7)	137.9	739.7	1001.4
Other comprehensive income
Foreign currency translation adjustment	(94.3)	(52.7)	(21.8)	(29.5)
Available-for-sale investments, net of tax benefit of €10.2 million in 2002, expense of €16.5 million in 2003 and €4.1 million in 2004	(24.3)	40.0	(1.6)	(2.2)
Cash flow hedging, net of tax expense of €81.1 million in 2002, benefit of €63.6 million in 2003 and €10.7 million in 2004	199.1	(158.8)	(45.4)	(61.5)
Fair value adjustment related to the adoption of IAS 41, Agriculture as of January 1, 2003, net of tax expense of €240.4 million	—	659.4	—	—

Comprehensive income (loss) in accordance with IFRS	(160.2)	625.8	670.9	908.2

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of shareholders’ equity

	As of December 31,
	2002	2003	2004	2004
	€	€	€	$
	(€ in millions)
Reconciliation of shareholders’ equity
Shareholders’ equity in accordance with IFRS	8,034.8	7,952.9	8,051.1	10,899.6
U.S. GAAP adjustments:
a) Employee benefit plans	(32.4)	(36.3)	(265.1)	(358.9)
b) Reverse acquisition	658.3	598.6	547.2	740.8
c) Acquisition of Consolidated Papers, Inc.	257.0	220.3	51.4	69.6
d) Provision for future reforestation costs	22.7	23.5	—	—
f) Impairment of goodwill	52.8	5.7	(216.6)	(293.2)
g) Impairment of fixed assets	64.8	49.4	41.7	56.5
h) Stock based compensation	—	(1.2)	(7.2)	(9.7)
i) Pension surplus refund	(3.9)	(1.5)	—	—
j) Amortization of goodwill	152.0	243.6	324.8	439.7
k) Restructuring costs	—	20.7	10.4	14.1
l) Biological assets	—	(886.7)	(23.0)	(31.1)
m) Share of results in associated companies	—	(54.2)	(64.8)	(87.7)
n) Sale of forest assets	—	—	(368.1)	(498.3)
Deferred tax effect of U.S. GAAP adjustments	(21.6)	228.7	58.6	79.3

Shareholders’ equity in accordance with U.S. GAAP	9,184.5	8,363.5	8,140.4	11,020.7

a)    Employee benefit plans

The companies within the Group maintain various pension plans in accordance with the local conditions and practices in the countries in which they operate. The plans are generally funded through payments to insurance companies, pension funds or by own provisions, as determined by periodic actuarial calculations. Any deficits or benefits requiring additional contributions are funded through payments or provisions allocated over a period of years not exceeding the expected remaining lives of the participating employees. The Group has met minimum funding requirements for the countries in which it operates.

Under IAS 19 (revised) and under U.S. GAAP SFAS No. 87 Employers’ Accounting for Pensions, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. Under U.S. GAAP, the Group has estimated the effect on net income and shareholders’ equity assuming the adoption of SFAS No. 87 as of January 1, 1998. (The adoption of SFAS No. 87 on the actual effective date of January 1, 1989 was not feasible.) As of January 1, 1998, an unrecognized transition obligation was determined and is being amortized over the then average future-working lifetime of employee participants commencing January 1, 1989. SFAS No. 87 also contains a minimum liability provision, which requires, under certain circumstances, recognition of at least the unfunded accumulated pension benefit obligation on the balance sheet.

Disability benefits under the Finnish statutory employment pension scheme (“TEL”) were previously accounted for as a defined benefit plan under IFRS. In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the TEL which affected the method for calculating and funding these disability benefits (see

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

note 20). IFRS provides that the use of insurance premiums to fund benefits should be accounted for using defined contribution accounting as long as a company retains no ongoing legal or constructive obligations, under any circumstances. Because this change to the TEL will result in accounting for the disability benefits as a defined contribution plan under IFRS, the Company recorded a reduction in personnel expenses amounting to €179.9 million for its defined benefit obligation related to those benefits. U.S. GAAP contains no provision to allow defined contribution accounting where insurance premiums are used to fund benefits. Under U.S. GAAP, the cost of a benefit can and should be determined without regard to how an employer decides to finance the plan. The changes to the TEL had no impact on the defined benefit accounting treatment for the disability benefits under U.S. GAAP.

The Group uses a December 31 measurement date for the majority of its plans.

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts that would be recognized in the Group’s consolidated balance sheet in accordance with U.S. GAAP as of December 31, 2003 and 2004.

	Retirement Benefit
	2003			2004
	Domestic	Foreign		Domestic		Foreign
		Pensions	Other post- retirement			Pensions	Other post- retirement
	(€ in millions)					(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	261.9	1,305.9	372.4	259.8		1,262.0	431.5
Service cost	15.0	21.1	6.5	39.1		77.2	11.1
Interest cost	15.1	72.0	21.4	40.3		132.3	23.1
SFAS No. 88 events	—	(2.6)	(4.3)	—		—	—
Plan participants’ contributions	—	—	—	—		3.2	0.6
Amendments	—	15.3	3.1	(51.3)		0.7	(75.1)
Acquisitions	—	—	—	—		—	—
Actuarial loss (gain)	(18.0)	29.7	113.6	(2.9)		(19.9)	(3.0)
Benefits paid Settlements	(14.2 —)	(76.2 —)	(20.3 —)	(4.6 (2.7	) )	(83.5 —)	(23.2 —)
Currency effect	—	(103.2)	(60.9)	—		(43.3)	(30.5)

Benefit obligation at end of year	259.8	1,262.0	431.5	277.7		1,328.7	334.5

Change in plan assets
Fair value of plan assets at beginning of year	44.5	636.9	18.6	51.6		616.7	(10.7)
Actual return on plan assets	5.1	85.6	1.2	14.6		133.6	19.8
Company contribution	16.2	29.2	9.7	7.3		90.3	46.1
SFAS No. 88 events	—	16.0	—	—		—	—
Acquisitions	—	(29.9)	(18.5)	—			—
Benefits paid	(14.2)	(38.4)	(18.5)	(4.6)		(43.4)	(19.4)
Currency effect	—	(82.7)	(3.2)	—		(35.5)	(0.6)

Fair value of plan assets at end of year	51.6	616.7	(10.7)	68.9		761.7	35.2

Funded status	(208.2)	(645.3)	(442.2)	(208.8)		(567.0)	(299.3)
Unrecognized transitional obligation (asset)	—	(1.6)	—	—		(1.0)	—
Unrecognized prior service cost	24.5	7.2	(9.5)	(49.9)		11.3	(82.6)
Unrecognized actuarial loss	(16.7)	307.1	216.1	25.1		286.4	187.6

(Accrued)/Prepaid benefit cost	(200.4)	(332.6)	(235.6)	(233.6)		(270.3)	(194.3)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth liabilities recognized in the U.S. GAAP balance sheet as of December 31, 2003 and 2004:

	Retirement Benefits as of December 31,
	2003			2004
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
Accrued benefit liability	(200.4)	(453.7)	(235.6)	(233.6)	(531.4)	(194.3)
Prepaid benefit cost	—	16.3	—	—	201.7	—
Intangible asset	—	13.0	—	—	3.5	—
Accumulated other comprehensive income	—	91.8	—	—	55.9	—

Net amount recognized	(200.4)	(332.6)	(235.6)	(233.6)	(270.3)	(194.3)

Total ABO in 2004 was €180.6 million for all domestic and €1,232.7 million for all foreign pension plans.

For plans where the accumulated benefit obligation (“ABO”) and the projected benefit obligation (“PBO”) exceed the fair value of plan assets under U.S. GAAP, the ABO, the PBO and fair value of plan assets as of December 31, 2003 and 2004 were as follows:

	Retirement Benefits as of December 31,
	2003			2004
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
ABO	135.9	873.5	429.1	180.6	640.1	334.6
PBO	194.7	931.9	429.1	277.7	655.9	334.6
Fair value of assets	—	340.0	(10.7)	68.9	109.7	35.3

During the year, had other comprehensive income been presented in accordance with U.S. GAAP, an amount of € 35.9 million would have been recorded in other comprehensive income for 2004 (2003: €12.9 million; 2002: € (41.1) million) due to the change in the additional minimum pension liability during the period.

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 included the following components:

	Retirement Benefits for the year ended December 31,
	2002			2003			2004
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)			(€ in millions)
Service cost	13.4	23.4	8.0	15.0	21.1	6.5	28.5	22.9	8.1
Interest cost	15.3	78.5	24.6	15.1	72.0	21.4	22.8	71.8	22.1
Expected return on plan assets	(2.5)	(59.9)	(2.1)	(2.6)	(45.2)	(1.0)	(2.8)	(52.8)	(1.8)
Actuarial gains/losses	5.6	9.0	5.9	3.0	17.5	7.1	12.2	11.6	11.1
Amortization	(7.7)	(9.3)	(0.4)	(5.1)	(18.4)	(1.2)	(20.0)	0.1	(3.2)

Subtotal	24.1	41.7	36.1	25.4	47.0	32.8	40.7	53.6	36.3
SFAS No. 88 cost	4.3	—	—	2.1	(0.2)	(1.6)	—	—	—

Net periodic benefit cost	28.4	41.7	36.1	27.5	46.8	31.2	40.7	53.6	36.3
Acquisitions	—	—	—	—	—	—	—	0.2	—

Total expense and change in balance sheet	28.4	41.7	36.1	27.5	46.8	31.2	40.7	53.8	36.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used in the calculation of retirement benefit obligations are as follows:

	Retirement Benefits
	2003			2004
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
Discount rate	5.25%	6.05%	6.05%	5.00%	5.53%	5,73%
Rate of compensation increase	4.00%	3.33%	n/a	5.00%	3.72%	n/a
Expected return on plan assets	5.25%	8.57%	8.57%	5.00%	8.24%	4.50%

Weighted-average assumptions used in the calculation of net periodic cost are as follows:

	Retirement Benefits
	2002			2003			2004
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
Discount rate	5.50%	6.41%	6.41%	5.25%	6.05%	6.05%	5.00%	5.83%	5.73%
Rate of compensation increase	2.30%	4.11%	n/a	4.00%	3.33%	n/a	5.00%	3.72%	n/a
Expected return on plan assets	5.50%	8.86%	8.86%	5.25%	8.57%	8.57%	5.00%	8.24%	4.50%

In 2005, Stora Enso expects to contribute €8.3 million in respect to the Finnish TEL system for the disability and old-age retirement liability.

The expected long term rate of return on plan assets held in trust is based on capital market assumptions for each asset class incorporated under the respective trust’s investment policy. The assumptions reflect a combination of historical performance analysis and the forward looking views of the financial markets as revealed through the yield on long term bonds and the price earnings ratios of the major stock market indices. The assumption setting process begins with analysis of historical risks and correlations of asset class returns, to which subjective judgment is applied. The result of this analysis is incorporated into a risk matrix from which expected long term risk premiums are derived for each asset class. The nominal return expectations are then determined by combining the asset class risk premiums with expected inflation and real risk-free rate assumptions. As final consideration, the nominal return assumptions are blended with current market conditions to develop long-term equilibrium expectations.

Plan assets in North America are held in trusts. Investment policies provide frameworks within which to manage the investments of each trust. It is the primary objective of the investment policies to invest the trust assets in a manner that ensures sufficient funds will be available to meet the benefit obligations of the trusts as determined in connection with periodic asset-liability studies commissioned by the investment committee. The pension investment policy provides for strategic allocation targets as follows: US Large Cap Equity 40 percent, US Small Cap Equity 8 percent, International Equity 17 percent, Fixed Income 22 percent, Real Estate 5 percent and Alternative Investments 8 percent. The policy also provides for appropriate drift ranges for each asset class and rebalancing back to the allocation target when the range is exceeded. The policy has additional requirements to ensure adequate diversification, limit non-investment grade quality fixed income securities and restrict the use of derivatives. The investment policy for other benefits is similar but also takes into consideration the fact that retiree healthcare obligations are not required to be funded and have varying cash flow needs.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents details of the Company plan assets structure for North American Plans:

Plan Assets—Percentage of Fair Value by Asset Category

	As of December 31,
	Pension benefits plans		Other benefits plans
	2003	2004	2003	2004
Asset category
Cash	0.13%	0.03%	4.29%	0.26%
Equity securities	67.43%	65.83%	22.91%	19.79%
Debt securities	23.95%	25.96%	72.80%	79.95%
Real Estate	2.97%	3.29%	0.00%	0.00%
Other	5.52%	4.89%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

Plan assets in Finland are managed by insurance companies. Because the plan assets are assets of the insurance companies, information about the exact structure and investment strategy surrounding the plan assets is not available to participating employers. The assets are managed in accordance with the local statutory requirements for the insurance companies.

Plan assets in other European countries are not material.

Estimated Future Benefit Payments, euro

	Pension benefits	Other benefits
2005	81,582,320	20,613,328
2006	101,611,500	20,601,947
2007	130,454,796	20,097,915
2008	83,944,486	19,381,803
2009	75,474,660	18,812,990
Years 2010-2014	369,068,289	86,023,589

Expected Employer Contributions to Paid into Plan during next fiscal year

Euro	Pension benefits	Other benefits
Payments during fiscal year 2005	29,542,496	11,062,693

Assumptions related to the health care benefits as of December 31 (applicable only for North American plans).

	2003		2004
	USA	Canada	USA	Canada
Health care cost trend rate assumed for next year	10%	10%	9%	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	6%	5%	6%
Year that the rate reaches the ultimate trend rate	2009	2010	2009	2009

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Euro, million	Percentage- Point Increase	1-Percentage- Point decrease
Effect on total of service and interest cost components	4.2	(3.4)
Effect on postretirement benefit obligation	33.1	(26.7)

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The final regulations implementing the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 were issued in January of 2005; an estimate of the Regulation’s possible effect has not yet been made by the Company.

In January 2004 the FASB issued FSP No. FAS 106-1, and in May 2004 FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP No. FAS 106-2 superseded FSP No. FAS 106-1 and is effective for the Company for the fiscal year ended December 31, 2005. The Company has not yet determined if the benefits provided by their other post-retirement plan in the United States are actuarially equivalent to Medicare Part D under the Act. The Company does not expect the Act to have a material impact on their financial statements.

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

The Group disposed of its Finnish forest holdings as described in note 4, Acquisitions and Disposals, on December 5, 2002. The book value for these forest assets under IFRS amounted to €410.0 million and under U.S. GAAP to €650.5 million. The fair market value as determined by the sale transaction amounted to €521.8 million and as a result, the U.S. GAAP fair value adjustment resulting from the reverse acquisition to the Finnish forest holdings has been included in the determination of the loss on sale under U.S. GAAP. As the Company retained a 41.0 percent ownership in its associated company Tornator Timberland Oy, a portion of the gain amounting to €44.2 million has been deferred under IFRS. Under U.S. GAAP, the deferred gain has been eliminated as the transaction resulted in a loss under U.S. GAAP.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total purchase accounting fair value adjustments were €1,086.1 million as of December 31, 1998. The effect of those adjustments on the reconciliation of net profit (loss) and shareholders’ equity to the corresponding amounts under U.S. GAAP is as follows:

	For the year ended December 31,
	2002	2003	2004
	(€ in millions)
Net income
Amortization of goodwill	—	—	—
Depletion of forest assets	(4.8)	—	—
Loss on sale of forest holdings	(128.8)	—	—
Reversal of gain on sale recorded under IFRS	(67.6)	—	—
Depreciation of tangible assets	(81.5)	(81.5)	(81.5)
Financial income and expenses	—	—	—
Change in deferred tax liabilities	78.2	21.8	30.1

Total	(204.5)	(59.7)	(51.4)

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

	As of December 31,
	2003	2004
	(€ in millions)
Shareholders’ equity
Goodwill	(79.0)	(79.0)
Reversal of deferred gain under IFRS	44.2	44.2
Buildings and structures	292.9	277.5
Machinery and equipment	462.4	396.3
Shares in associated companies	128.4	128.4
Deferred tax liabilities	(250.3)	(220.2)

Total	598.6	547.2

c)    Acquisition of Consolidated Papers, Inc

In August 2000, the Company completed the acquisition of Consolidated Papers, Inc. The purchase price for the acquisition under IFRS was determined on the basis of the stock price for Stora Enso series R shares issued and stock options exchanged as part of the consideration at the acquisition date. Under U.S. GAAP, the measurement date for the valuation for equity securities has been determined by using the announcement date. Accordingly, the difference of €485.7 million in the purchase price at the acquisition date has been recorded as additional goodwill under U.S. GAAP. The additional amortization expense amounted to €24.2 million for the year ended December 31, 2001. Since the adoption of SFAS No. 142 as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP. The difference in the amount of goodwill between IFRS and U.S. GAAP in the amount of goodwill is also affected by change in cumulative translation adjustment as the goodwill and accumulated amortization is denominated in U.S. dollar, which is recorded directly in shareholders’ equity in the cumulative translation account.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As more fully described under adjustment f) “Impairment of goodwill,” the Company recognized goodwill impairment charges under U.S. GAAP of €418.8 on September 30, 2004 of which €174.9 million relates to this adjustment. This impairment is in addition to the €162.2 million impairment charge in 2002.

Translation differences for the full amount of goodwill relating to Consolidated Papers Inc., previously recorded as a part of this adjustment, have been reclassified to adjustment j) “Amortization of goodwill”.

In addition, this adjustment is affected as a result of classifying an operating lease under U.S. GAAP as a financing lease under IFRS as of August 31, 2000. Accordingly, the depreciation and interest expense recorded under IFRS was decreased by €9.1 million, €7.8 million and €7.1 million to arrive at the operating lease expense under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 respectively.

The following table shows the break-down of the adjustment related to the acquisition of Consolidated Papers, Inc. as of December 31, 2003 and 2004, respectively:

	Goodwill	Lease contract	Total
	(€ in millions)
Opening balance January 1, 2003	238.6	18.4	257.0
Recognized through income statement	—	7.8	7.8
Translation difference	(65.1)	(3.9)	(69.0)

Ending balance December 31, 2003	173.5	22.3	195.8
Reclassification to adjustment j)	24.5	—	24.5

Ending balance December 31, 2003, adjusted	198.0	22.3	220.3
Recognized through income statement	(174.9)	7.1	(167.8)
Translation difference	1.2	(2.3)	(1.1)

Ending balance December 31, 2004	24.3	27.1	51.4

d)    Provision for future reforestation costs

Bergvik Skog AB (Sweden) recognizes a provision for future reforestation costs under IFRS, which does not meet the requirements of SFAS No. 5, Accounting for Contingencies and is consequently reversed under U.S GAAP. This provision amounted to €23.5 million and €32.3 million as of December 31, 2003 and 2004, respectively.

As described in note 13, Stora Enso divested 56.7 percent of its Swedish forest holding company, Bergvik Skog AB in March 2004 to institutional investors, leaving the group with a minority shareholding of 43.3 percent. Accordingly, Bergvik Skog AB is now accounted for using the equity method and the adjustment relating to the provision for future reforestation costs is included in adjustment n) “Sale of forest assets”.

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

Stora Enso Oyj has entered into forward foreign exchange contracts in order to hedge net investments in Canada, Denmark, and the United Kingdom as explained in note 24. The investments in Denmark and the United Kingdom are held by a Swedish subsidiary of Stora Enso Oyj, which has a functional currency of SEK. The investment in Canada is held by Stora Enso North America Inc, which has a functional currency of US dollar. With respect to hedging foreign currency risk, IFRS does not require that the operating unit that is exposed to the risk being hedged be a party to the hedging instrument and does not require same functional currencies. U.S. GAAP foreign currency hedge accounting criteria requires that the member of the consolidated group that is party to the hedging instrument have the same functional currency as the unit exposed to the risk. Accordingly, hedge accounting cannot be applied under U.S. GAAP and the fair values of the forward exchange contracts have been included in the determination of net income, net of taxes. As of May 31, 2003, the UK Holdings was transferred from the Swedish subsidiary to Stora Enso Oyj and the hedge accounting criteria under U.S. GAAP have been met with respect to the GBP net investment since that date and accordingly the fair values of such forward exchange contracts have been recorded directly in the CTA account within equity.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was determined using discounted projected future cash flows. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the carrying value for each reporting unit did not exceed fair value. The Group has determined that the annual goodwill impairment testing date required by SFAS No. 142 is September 30.

The annual impairment test as of September 30, 2002 resulted in carrying value exceeding the fair value for two of the Group’s reporting units and accordingly, additional testing was performed for possible goodwill impairment. The fair value of these business units was then allocated to individual assets and liabilities of the reporting unit based on appraised values. Any excess of fair value over the allocated amounts was equal to the implied fair value of goodwill. Where this implied goodwill value was less than the goodwill book value, an impairment charge was recorded. Based on the impairment testing completed as of the annual testing date, an impairment charge of €924.2 million was recorded for the Magazine Paper segment and an impairment charge of €156.9 million for the Fine Paper segment, resulting in a total impairment charge in 2002 under U.S. GAAP of €1,081.1 million.

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

The annual impairment test as of September 30, 2004 resulted in a goodwill impairment charge of €335.1 million for the Fine Paper segment and €83.7 million for the Publication Paper segment under U.S. GAAP. However, there was no impairment under IFRS in 2004 since the net assets and goodwill balances are lower according to IFRS than under U.S. GAAP. €174.9 million of the total impairment of €418.8 has been recorded as part of adjustment “c) Acquisition of Consolidated Papers, Inc.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the goodwill balances (as determined under U.S. GAAP) as allocated to each reportable segment for the years ended December 31, 2004 and 2003.

	Publication Paper	Fine Paper	Packaging Boards	Merchants	Wood Supply Europe	Other	Total
	(€ in millions)
As of January 1, 2003	256.8	932.5	114.8	21.3	81.4	6.2	1,413.0
Translation difference	(16.8)	(151.2)	(2.1)	(0.7)	1.9	—	(168.9)
Acquisitions	—	—	2.6	—	71.1	0.2	73.9
Disposals	—	—	—	—	—	—	—
Reclassification	10.8	33.9	(27.1)	(7.8)	(3.4)	(6.4)	—
Impairment losses	—	(47.1)	—	—	—	—	(47.1)

As of December 31, 2003	250.8	768.1	88.2	12.8	151.0	—	1,270.9
Acquisitions			0.1	6.8			6.9
Translation difference	1.4	(22.2)	(0.7)	0.2	3.9	—	(17.4)
Disposals	—	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—	—
Impairment losses	(83.7)	(335.1)	—	—	—	—	(418.8)

As of December 31, 2004	168.5	410.8	87.6	19.8	154.9	—	841.6

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

Additional depreciation under U.S. GAAP amounted to €4.4 million and €4.9 million for year ended December 31, 2004, and for the year ended December 31, 2003, respectively, which has been calculated based on the remaining useful lives for these assets and recorded through U.S. GAAP earnings, net of taxes.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s option schemes for synthetic options, established in 1999, 2000, 2001, 2002, 2003 and 2004 are settled in cash by measuring the difference between the exercise price and the prevailing stock price. Under U.S. GAAP, these schemes are accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, where compensation is measured each period end between the exercise price and the current stock price. Such compensation is accrued as a charge to expense over the future service period and adjusted in subsequent periods up to the measurement date for changes, either increases or decreases, in the share price.

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

An analysis of the Company’s fixed stock option plans, which are fully vested as of December 31, 2001, 2002, 2003 and 2004 is as follows:

	North America Option Program	Weighted average exercise price	1997 Option Program	Weighted average exercise price
	Shares	€	Shares	€
Outstanding and exercisable as of January 1, 2001	5,679,625	7.49	2,724,000	7.66
Exercised and registered	2,423,169	7.65	699,000	7.66
Outstanding and exercisable as of December 31, 2001	3,256,456	8.01	2,025,000	7.66
Exercised and registered	786,472	7.41	1,161,000	7.66
Outstanding and exercisable as of December 31, 2002	2,469,984	6.75	864,000	7.66
Exercised and registered	565,513	5.50	297,000	7.66
Expired	5,278	5.70	—	—
Outstanding and exercisable as of December 31, 2003	1,899,692	5.63	567,000	7.66
Exercised and registered	764,277	5.12	567,000	7.66
Cancelled	(31,094)	5.06	—	—
Outstanding and exercisable as of December 31, 2004	1,166,559	5.28	closed	closed

Pro forma disclosures of net income and earnings per share have not been presented as all share-based awards for which compensation cost has not been recorded based on fair value of the award are fully vested as of December 31, 2001.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value of the 1997 option program and North America Option Program is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997 option program and North America Option Program, respectively: risk-free interest rates of 4.56 percent and 5.88 percent; expected dividend yields of 2.30 percent and 2.82 percent; expected lives of 4.3 and 8.0 years; and expected volatility of 30.6 percent; and 30.0 percent. The measurement date for the fair valuation of the North America Option Program under U.S. GAAP was determined by using the announcement date of the acquisition by Stora Enso of Consolidated Papers Inc., which differs from the measurement date under IFRS. See note 31 (c) for discussion of the purchase accounting.

Exercise prices for North America options outstanding as of December 31, 2004, ranged from €4.47 to €7.67. The exercise prices are denominated in U.S. dollars and converted into euros at the year-end rate. Of the 1,166,559 options outstanding as of December 31, 2004, 411,090 have exercise prices between €4.47 and €4.98, with a weighted average exercise price of €4.56 and a weighted average remaining contractual life of 2.5 years. Of these options, 318,850 are exercisable with a weighted average exercise price of €4.47. Of the outstanding options 646,839 have exercise prices between €5.04 and €5.89, with a weighted average exercise price of €5.44 and a weighted average remaining contractual life of 3 years. Of these options, 415,975 options are exercisable at the exercise price of €5.33 with the weighted average remaining contractual life of 4 years. The remaining 108,630 options have exercise prices between €6.19 and €7.67, with a weighted average exercise price of €6.87 and a weighted average remaining contractual life of 2.8 years

Option Programme for Management (1997): Fully Subscribed and Closed

As discussed in the note 27, on 7 April 1997 the Company issued 1,000 warrants with a maximum value of €168,187 (FIM 1 million) to 15 members of senior management. Each bond accrued annual interest of 4.0 percent, had a maturity of five years and carried one warrant entitling the holder to subscribe for 3,000 new R shares at a subscription price of €7.66 (FIM 45.57). The exercise period ran from December 1, 1998 to March 31, 2004 and the bond entitled the holder to receive a dividend for the year in which the warrants were exercised. In 2004, a final 789,000 shares were issued, thus by April 8, 2004 the Programme had been fully subscribed and a total of 3,000,000 new R shares had been issued against the warrants, representing 0.3 percent of the share capital and 0.1 percent of the voting rights.

Share Award Plans

As discussed in note 27, in March of 2004, the company granted 522,000 shares with a value as of grant date of €10.9 and as of year end of €11.27 per share to key managers and staff. The grants were made under the Performance Share Plan and the Restricted Share Plan and are to be issued in there tranches over a three year period. The grants under the Performance Share Plan are dependent upon the performance of the Company and continued employment of the employee and grants under the Restricted Share Plan are only dependent upon the continued employment of the employee. Additionally, 187,500 shares with a value as of grant date of €10.9and as of year end of €11.27 per share were issued to key top young talents on the condition that they remain in employment for at least five years. Under IFRS, no compensation expense has been recorded related to these share awards. Under US GAAP, the fair value of these share awards is recognized in income over the related service period.

i)    Pension surplus refund

During 2000, Stora Enso received a surplus refund from the Swedish pension insurer SPP. The refund was received partly in cash with the remaining portion of the total amount mainly available for use against future pension premiums. Under IFRS, the total surplus refund was recognized in income. Under U.S. GAAP, only the portion reimbursed in cash can be recognized as income.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j)    Amortization of goodwill

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

The U.S. GAAP adjustment reverses the amortization expense recorded under IFRS and also reverses the movement in accumulated amortization under IFRS during the period subsequent to the adoption of SFAS No. 141 and SFAS No. 142 and prior to the adoption of IFRS 3.

k)    Restructuring costs

As a result of the Group’s restructuring plans, termination benefit costs were recorded under IFRS during 2004 amounting to €30.9 million, of which €8.2 million remained as a provision as of December 31, 2004. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period, whereas under IFRS, a provision for the full termination benefit cost is recognized in the period in which the Group becomes legally or constructively committed to a plan. As a result, €10.4 million of termination benefit costs recognized as a liability under IFRS have been reversed under U.S. GAAP as of December 31, 2004.

l)    Biological assets

Biological assets

Under IFRS, beginning with the adoption of IAS 41, Agriculture¸ on January 1, 2003, Stora Enso’s forest assets in the form of standing trees are fair valued on the balance sheet with changes in the fair values recorded through current period earnings which amount to €10.9 million before tax during 2003 and €7.1 million before tax during 2004 (see note 12). The land on which the trees grow is recorded at cost.

Under U.S. GAAP, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. As a result, the fair market values recorded under IFRS are reversed under U.S. GAAP and cost of timber harvested is recorded through current period earnings which amounted to €13.2 million during 2003 and €6.7 million during 2004.

m)    Share of results in associated companies

Stora Enso’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates. The significant difference relates to accounting for biological assets. See adjustment m) “Biological assets.”

n)    Sale of forest assets

As discussed in the note 4, Stora Enso divested 56.7 percent of its Swedish forest holding company Bergvik Skog AB in March 2004 to institutional investors, leaving the group with a minority shareholding of 43.3

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

percent. The net asset value of Bergvik Skog AB under IFRS was higher than in U.S. GAAP which results in a higher gain on the sale under U.S. GAAP. This transaction gave rise to a deferred gain under IFRS, which also results in a higher deferred gain under U.S. GAAP. The main IFRS and U.S. GAAP difference in Bergvik Skog AB, related to the accounting for forest assets which is more fully described in “adjustment l) Biological assets”. In October 2004, the Group divested its majority shareholding in PT Finnantara Intiga, its Borneo plantation company. This transaction also resulted in a higher gain under U.S. GAAP.

o)    Additional disclosures required under U.S. GAAP

There were no assets held for sale as of December 31, 2004. On December 8, 2003, Stora Enso’s board of directors approved a plan to restructure ownership of the Group’s forest lands in Sweden and in Canada as explained in note 4. The forest land held for sale was part of the Forest Products segment. The disposal was completed during the first quarter in 2004.

The major classes of assets and liabilities under U.S. GAAP included as part of these disposals as of December 31, 2003 are presented below:

As of December 31, 2003
(€ in millions)
Fixed Assets and other long-term investments	757.6
Current Assets	23.4

Total Assets	781.0

Long Term Liabilities	242.2
Current Liabilities	30.5

Total Liabilities	272.7

Intangible assets

Intangible assets were €108.0 million as of December 31, 2004, of which capitalized and purchased software were €67.6 million, patents and trademarks were €6.5 million and other intangible assets were €33.9 million.

As of December 31, 2003, the Group’s intangible assets amounted to €80.4 million and consisted of capitalized and purchased software of €65.7 million, patents and trademarks of €9.1 million and other intangible assets of €5.6 million. The Group does not have indefinite lived intangible assets.

Intangible assets are amortized on a straight-line basis over their expected useful lives, which vary from 3 to 10 years. The amortization expense of identifiable intangible assets subject to amortization and recorded in books as of December 31, 2004 is expected to approximate €17.0 million for each of the five years from 2005 through 2009.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information

The Group evaluates the performance of its segments and allocates resources to them based on operating profit.

	For the year ended December 31,
	2002		2003		2004
	(€ in millions)
		(1)		(1)		(1)
Paper
Publication paper	(762.7)	313.6	47.2	111.1	144.5	91.3
Fine paper	67.9	298.3	100.1	153.5	104.0	64.3
Merchants	(24.7)	5.4	(8.9)	(6.7)	9.9	11.2
Packaging boards	332.3	345.3	280.5	292.4	339.7	277.6
Forest products
Wood products	30.1	44.5	6.5	26.5	29.8	34.7
Wood supply Europe	120.5	94.6	116.5	116.5	158.6	32.3
Other(2)	58.9	(52.5)	(70.5)	(51.5)	(80.4)	(84.7)

Operating profit (loss), total	(177.7)	1,049.2	471.4	641.8	706.1	426.7

Goodwill amortization	—	(148.8)	—	(116.0)	—	(90.3)
Non-recurring items(3)	—	(1,078.1)	—	(54.4)	—	369.7

Operating profit (loss), total	(177.7)	(177.7)	471.4	471.4	706.1	706.1

(1)	The operating profit (loss) presented by product area excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2002 consist mainly of a one-time impairment charge related to our North American assets and capital gains from the sale of shares of Billerud and forest land in Finland and in the United States. The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the restructuring of ownership of our Swedish forest land, the reversal of expenses already taken in respect of various U.S. retiree healthcare programs, the provision for the future reduction of maintenance personnel in the United States and the income relating to the change in the Finnish disability pension liabilities.

Accrued payroll

The Group’s total amount of accrued payroll charges such as accrued wages and salaries and holiday pay included under current liabilities on the balance sheet amounted to €255.4 million and €231.1 million as of December 31, 2003 and 2004, respectively.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses on investments

The following shows the gross unrealized losses and fair values of Group investments with unrealized losses that are not deemed to be other-than-temporarily impaired, as aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or Greater		Subtotal		All Other Investments
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Total Fair Value
	(€ in millions)		(€ in millions)		(€ in millions)		(€ in millions)	(€ in millions)
Marketable equity securities…	—	—	55.0	25.9	55.0	25.9	144.7	199.7

Investment in equity (growth) funds	—	—	3.1	1.4	3.1	1.4	10.7	13.8

Money Market, Bond, Hedge Funds	—	—	—	—	—	—	6.6	6.6

Investments in equity securities carried at cost (unlisted shares)	—	—	—	—	—	—	132.8	132.8

Total	—	—	58.1	27.3	58.1	27.3	294.8	352.9

Marketable Equity Securities

Group investments in marketable equity securities consist primarily of investments in:

•	Common stock of banks and financial institutions, comprising €113.5 million of the total fair value with no unrealized losses.

•	Companies in the forestry industry, comprising € 49.4 million of the total fair value with € 22.6 million of the total unrealized losses.

•	Companies in the transportation industry, comprising € 31.1 million of the total fair value with € 0.4 million of the total unrealized losses.

•	Companies in the paper merchandising industry, comprising €5.0 million of the total fair value with €2.8 million of the total unrealized losses.

The Group portfolio of common stocks for two forest industry companies includes that of Advance Agro PCL (“Advance Agro”) which is in an unrealized loss position and accounts for some 94 percent of the fair value of total forestry investments and 83 percent of the Group’s total unrealized losses; the remaining unrealized losses in the marketable equity group are in three other companies. The impairment (fair value is 67 percent of cost) and duration (12 months) correlate with challenges in doing business in emerging countries and the relatively cautious attitude of investment markets towards uncertainties in Thailand’s business and legal environment, being common for emerging markets due to a lack of transparency and communications. The Group has evaluated Advance Agro’s near-term prospects, taking into account that it is one of the most modern paper companies in Asia with significant growth potential, especially considering the generally positive business expectations for East Asian markets. Accordingly, Stora Enso anticipates growing demand for Advance Agro products in Asia. In addition, the Company has received an informal offer to purchase its Advance Agro shares at a price which would not result in a loss on the proposed sale. Notwithstanding a potential sale of Advance Agro,

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Group has the ability and intent to hold this investment for a reasonable period of time sufficient for the forecasted fair value recovery. Based on this evaluation, the Group does not consider this investment other-than-temporarily impaired at December 31, 2004.

The Group portfolio of common stocks in the transport industry consists of investments in two companies, of which one, Sea Containers Ltd, which comprises 10 percent of the total fair value of the investments in this category, is in an unrealized loss position. This industry is susceptible to changes in global fuel prices and any economic slowdowns in their customers’ businesses. High fuel prices and regulatory changes are having significant impacts, fuel prices being at record levels and regulatory changes involving security initiatives occurring quickly; shippers who import, export or have freight with enhanced security risks are feeling the greatest impact of these regulatory changes. The impairment (fair value is 87 percent of cost) and duration (13 months) is consistent with the increasing fuel prices and decreasing customer demand. The Group has evaluated the near-term prospects in relation to the severity and duration of this impairment and, based on that evaluation and the ability and intent to hold this investment for a reasonable period of time sufficient for the forecasted fair value recovery, does not consider this to be other-than-temporarily impaired at December 31, 2004.

The Group portfolio of common stocks in the paper merchandising industry consists of an investment in one company, CPI Group Ltd, which is in an unrealized loss position, but represents only 1 percent of the total fair value of investments in marketable securities. The paper sales industry is susceptible to changes in customer demand and economic trends affecting their customers, thus the impairment (fair value is 44 percent of cost) and duration (over 5 years) are consistent with industry specific trends. CPI, one of Australia’s largest paper and ink distributors, undertook a serious restructuring program in 2004. In contrast to 2003 when CPI’s debt was almost 100 percent of NTA and the CPI Group was not trading profitably, debt is currently less than 50 percent of NTA, the group is trading profitably and they are now able to focus on rebuilding shareholder value. During 2004 an opportunity arose for CPI to acquire the business of the Boomerang Paper Group, this being complementary to CPI’s existing paper merchanting business and operating as a niche supplier in the business forms market. Stora Enso has evaluated the near-term prospects in relation to the severity and duration of the impairment and, based on that evaluation along with the Group’s ability and intent to hold this investment for a reasonable period of time sufficient for the forecasted fair value recovery, does not consider this to be other-than-temporarily impaired at December 31, 2004.

Investments in Growth Funds

The unrealized loss on Group investments in growth funds solely relates to the Alfred Berg Global B growth fund in Finland. Alfred Berg is a one of the leading Nordic investment banks with a track record of excellence. The €1.4 million unrealized loss was caused by the decreased export revenues of European companies due to adverse exchange rate fluctuations along with reduced profitability of European producers and near-term forecasts by industry analysts resulting from competitive pricing pressure. The fair value of this investment is only slightly below cost, therefore the Group holds it in anticipation of a full recovery in the long-term and it has the ability and intent to hold its share in this fund until the fair value recovery occurs. As a result, Stora Enso does not consider the investment in Alfred Berg Global B growth fund to be other-than-temporarily impaired at December 31, 2004.

Investments in Equity Securities Carried at Cost

The aggregate value of Group investments shown at cost totaled €132.8 million at December 31, 2004. These investments were not evaluated for impairment as Stora Enso did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

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

Minority Interest

As described in note 4, the group completed its acquisition of 65.5% of the Polish packaging producer Intercell S.A. in December 2004. Under IFRS the minority interest is stated at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed whereas under U.S. GAAP fair values are assigned only to the parent company’s share of the net assets acquired. The minority interest under U.S. GAAP is valued at its pre-acquisition cost. Because the acquisition occurred at the end of 2004 there is no adjustment to the net income or equity reconciliation, however the difference asset value will give rise to differences in depreciation charges in the future.

q)    New accounting standards

U.S. GAAP Developments

FAS 151

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Stora Enso will adopt FAS 151on January 1, 2006. The new standard is not expected to have material impact on the Company’s results of operations and financial position under U.S. GAAP.

FAS 123R

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. Stora Enso will adopt FAS 123R on January 1, 2006. The Company is currently investigating the impact of the revised standard on the results of operations and financial position under U.S. GAAP.

FAS 153

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Stora Enso will adopt FAS 153 for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company’s results of operations and financial position under U.S. GAAP.

EITF 03-01

In June 2004, the Emerging Issues Task Force finalized Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). The issue was intended to address the meaning of “other-than-temporary” impairment and its application to certain investments in debt and equity securities. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115) and Financial Accounting Standard No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations (FAS 124). The guidance for evaluating whether an investment is other-than-temporarily impaired has been applied beginning January 1, 2005. The Company does not expect application of this guidance to have a material impact on its results of operations. The disclosure requirements of EITF 03-01 have been included in the Company’s financial statements for the year ended December 31, 2004, for its available-for-sale and cost method investments. For all other investments within the scope of EITF 03-01, the disclosures will be effective for the year ending December 31, 2005.