Form 20-F/A
period 2004-12-31
STORA ENSO CORP
filed 2005-10-07
CIK 1120557

As filed with the Securities and Exchange Commission on October 7, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Item 17 ☐            Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

Carbonless Paper Case.     In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including our affiliated company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly our wholly-owned subsidiary and was called Stora Carbonless Paper GmbH. Pursuant to the decision of the European Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper. The entire balance of this penalty was paid by the Company in 2002. Further in 2002, Mitsubishi HiTech Paper appealed the Commission’s decision to the European Court of First Instance. As of December 31, 2004, the case and any adjustment to the penalty originally imposed was still pending with the Court of First Instance.

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

Due to the considerable uncertainties associated with these matters, it is not possible to estimate the potential loss contingency, if any. No provision has been made with respect to these antitrust investigations by the European and U.S. competition authorities and class-action lawsuits in U.S. federal and state courts. There can be no assurances that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

Other Proceedings

Wisconsin Rapids Emissions Case.    The EPA has issued a notice of violation to our Wisconsin Rapids pulp mill alleging that expansions and other capital projects at the mill between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. See “Item 4. Information on the Company—Environmental Matters.” We believe that we can assert a number of defenses to these allegations. We have recorded an immaterial provision which represents our best estimate within a range of possible outcomes for this loss contingency.

Niagara Emissions Case.    The EPA has issued a notice of violation and a finding of violation to our Niagara mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but we expect that the EPA will seek a monetary penalty and the installation of additional control equipment. See “Item 4. Information on the Company—Environmental Matters.” We intend to defend any case brought by the EPA based upon these allegations. We have recorded an immaterial provision which represents our best estimate within a range of possible outcomes for this loss contingency.

Port of Amsterdam.     Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam. As of December 31, 2003 we had a provision of €2.4 million relating to this loss contingency. We are currently negotiating a settlement with the Municipality of Amsterdam. There are no indications the final cost for such a settlement will go beyond the amount we have accrued. Accordingly, we believe the provision is reasonable.

Appleton Facility Case.    Stora Enso North America, Inc. is being sued by M-I, L.L.C. to recover environmental response costs associated with our operations at our former facility at Appleton in the United States and indemnity provisions contained in agreements between the parties. M-I, L.L.C. most recently operated the drilling fluid business at the site and alleges to have spent $10 million on investigation and remediation at the site. We are unable to reasonably estimate the amount of potential loss relating to this matter.

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

Market Risk of Total Return Swaps

We utilize total return swaps (“TRS”) to partially hedge our exposure to changes in the share price of synthetic options granted under our Option Programmes for Management (see note 27 to our consolidated financial statements begining on page F-1 of this annual report), which are settled with cash payments. While these TRS instruments allow us to partially stabilize our future cash flows related to the settlement of outstanding synthetic options, they expose us to certain market risks. Our TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

As of December 31, 2004, we had TRS instruments outstanding covering 31,196,400 underlying shares of Stora Enso Oyj R ordinary shares (“Ordinary R Shares”) recorded at a net fair value of € (11.4) million. The fair values of the TRS instruments outstanding at December 31, 2003 and 2004 are disclosed in note 23 to our consolidated financial statements begining on page F-1 of this annual report. The settlement periods of the TRS instruments outstanding at December 31, 2004 match the life of the associated synthetic options, mature between 2006 and 2011 and allow for earlier settlement at our election. A ten percent fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of € (35.2) million, based on a closing share price as of December 31, 2004 of € 11.27 on the Helsinki Stock Exchange.

As of December 31, 2003, we had TRS instruments outstanding covering 26,196,400 underlying shares of Ordinary R Shares recorded at a net fair value of € (36.0) million. A ten percent fall in the share price of Ordinary R Shares would have resulted in a decrease in the net fair value of the TRS instruments of € (28.0) million, based on a closing price as of December 31, 2003 of € 10.68 on the Helsinki Stock Exchange.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of our accounting for derivative instruments under U.S. GAAP. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. The restatement relates to the correction of previously reported unrealized gains and resulted in a reduction of our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. See note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

To remedy the situation and to avoid similar weaknesses in future, prior to the filing of our annual report on Form 20-F in April 2005, we reviewed our controls related to our reporting for derivative instruments both for content and for purposes of preparing a reconciliation of our financial statements in accordance with IFRS to U.S. GAAP. We believe that we remedied the material weakness in our internal control over financial reporting in respect of our accounting for derivative instruments under U.S. GAAP prior to April 2005 by improving our review process, strengthening our understanding of the underlying data for derivative instruments to avoid misinterpretations of such data, and devoting greater review time than previously allocated for such review processes.

After evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2004, our president and chief executive officer and our senior executive vice president and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were not effective to ensure that material information relating to the Company was made known to them by others within the Company, in light of the U.S. GAAP reporting for derivative instruments described above (which we have identified as a material weakness and which has been corrected since that evaluation).

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

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See “Item 8. Financial Information” and our financial statements beginning on page F-1 of this annual report.

Item 19.    Exhibits.

Documents filed as exhibits to this annual report:

1.1	Articles of Association of Stora Enso Corporation.*
8.1	Subsidiaries of Stora Enso Corporation.**
12.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
12.2	Certification by the senior executive vice president and chief financial officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
13.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.
13.2	Certification by the senior executive vice president and chief financial officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 25, 2003.
**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on April 8, 2005.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 7, 2005

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Executive Share Options

The costs of all option plans, synthetic option plans and other executive remuneration or incentive plans, are charged to the income statement as personnel expenses in the period in which the options are exercised or the costs are incurred. The synthetic option programmes 1999-2004 are hedged by total return swaps (“TRS”) which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in share price between the grant date and the settlement date.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Option Programmes for Management (1999 to 2004)

In 1999, the board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel. This programme has since been extended into subsequent years and now covers some 1,000 staff. The seven-year programmes consist of financially hedged options and synthetic options, with strike prices set at levels representing then-current market prices plus 10 percent premiums. The synthetic options are hedged by total return swaps (“TRS”), which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in share price between the grant date and the settlement date. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares. If an employee receives an option to purchase existing R shares, the Company first purchases the relevant number of R shares and immediately sells them to the employee, which avoids diluting the number of shares in issue. Options are not transferable and expire if the employee leaves the Group.

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

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stora Enso North America Option Programme

On August 18, 2000 the board decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso programmes entitling holders to purchase a maximum 5,680,000 R shares, in the form of ADRs, at a weighted average strike price of $6,9687. The exercise period of the currently existing plans is from September 11, 2000 to February 4, 2010, depending on the grant date.

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