Form 20-F
period 2005-12-31
STORA ENSO CORP
filed 2006-04-06
CIK 1120557

As filed with the Securities and Exchange Commission on April 6, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15112

STORA ENSO OYJ

(Exact name of Registrant as specified in its charter)

Stora Enso Corporation

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Kanavaranta 1

FI-00160 Helsinki

Finland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: Series R Shares, nominal value €1.70 each, represented by American Depositary Shares	Name of each exchange on which registered New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of Series R shares, nominal value €1.70 each, outstanding on December 31, 2005: 634,817,321

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒                         No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                        No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒                         Accelerated filer ☐                                Non-accelerated filer ☐

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

Presentation of Financial Information

We publish our consolidated financial statements in euro. As used in this annual report:

•	“euro” or “€” means the common currency of those member states of the European Union (“EU”) participating in the European Union’s Economic and Monetary Union;

•	“U.S. dollar” or “$” means the lawful currency of the United States of America;

•	“Swedish krona,” “Swedish kronor” or “SEK” means the lawful currency of the Kingdom of Sweden;

•	“British pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland; and

•	“Canadian dollar” means the lawful currency of Canada.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board and International Financial Reporting Interpretations Committee (“IFRIC”), and include the financial statements of Stora Enso Oyj and its subsidiaries.

IFRS varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in note 32 to our consolidated financial statements beginning on page F-1 of this annual report.

In this annual report, we are using “operating profit excluding non-recurring items and goodwill amortization” as a non-GAAP measure for the operating performance of our respective segments. Operating profit excluding non-recurring items and goodwill amortization for our respective segments equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Main non-recurring items for each of the years 2003, 2004 and 2005 are described under “Item 5. Operating and Financial Review and Prospects—Results of Operations.” Such non-recurring items are included in the items not reflected in operating profit excluding non-recurring items and goodwill amortization. Management believes that, besides operating profit, operating profit excluding non-recurring items and goodwill amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding non-recurring items and goodwill amortization is presented to enhance the understanding of our historical operating performance. Operating profit excluding non-recurring items and goodwill amortization, however, should not be considered as an alternative to IFRS or U.S. GAAP measures of operating profit as an indicator of our operating performance. Operating profit excluding non-recurring items and goodwill amortization is not a measure of operating performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding non-recurring items and goodwill amortization is not meant to be predictive of potential future results.

Forward-Looking Statements

This annual report contains statements about our business that are not historical facts but, rather, are statements about future expectations, and may constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipates,” “believes,” “expects,” “intends,” “should” and similar expressions as they relate to our Company or our management are intended to identify forward-looking statements. Forward-looking statements in this annual report are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements, some of which are beyond our control. These factors include those described below under “Item 3. Key Information—Risk Factors” and in documents that we file with the Securities and Exchange Commission (the “SEC”) from time to time, as well as:

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following table presents selected consolidated financial information of Stora Enso. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2005 have been derived from our audited consolidated financial statements for the relevant periods.

We report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 32 to our consolidated financial statements beginning on page F-1 of this annual report.

Solely for the convenience of the reader, the euro amounts for 2005 have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005 which was $1.00 = €0.8445.

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	€	€	€	€	€	$
	(in millions, except shares and per share amounts)
INCOME STATEMENT DATA
IFRS
Sales	13,508.8	12,782.6	12,172.3	12,395.8	13,187.5	15,615.7
Other operating income	63.2	218.6	55.0	180.7	80.1	94.8
Change in inventories of finished goods and work in progress	38.4	30.3	63.5	39.0	71.7	84.9
Change in net value of biological assets	—	—	11.6	7.1	(6.7)	(7.9)
Materials and services	(6,547.8)	(6,415.7)	(6,218.2)	(6,607.6)	(7,297.3)	(8,641.0)
Freight and sales commissions	(1,234.0)	(1,240.9)	(1,286.8)	(1,367.8)	(1,493.0)	(1,767.9)
Personnel expenses	(2,246.3)	(2,308.1)	(2,297.6)	(1,937.3)	(2,216.6)	(2,624.7)
Other operating expenses	(839.7)	(802.6)	(828.0)	(831.8)	(991.9)	(1,174.5)
Depreciation, amortization and impairment charges	(1,267.6)	(2,441.9)	(1,200.4)	(1,172.0)	(1,427.7)	(1,690.6)

Operating profit (loss)	1,475.0	(177.7)	471.4	706.1	(93.9)	(111.2)
Share of results in associated companies	79.6	14.6	(23.0)	38.9	67.2	79.6
Financial income	112.9	140.5	311.5	141.0	213.0	252.2
Financial expense	(456.4)	(346.7)	(549.2)	(247.0)	(364.6)	(431.7)

Profit (loss) before tax	1,211.1	(369.3)	210.7	639.0	(178.3)	(211.1)
Income tax	(296.1)	128.5	(67.0)	108.8	52.0	61.6

Net profit (loss) for the period	915.0	(240.8)	143.7	747.8	(126.3)	(149.6)

Attributable to
Equity holders of the parent company	917.9	(240.7)	137.9	739.7	(130.0)	(153.9)
Minority interests	(2.9)	(0.1)	5.8	8.1	3.7	4.4
Basic earnings (loss) per share	1.02	(0.27)	0.16	0.89	(0.16)	(0.19)
Diluted earnings (loss) per share	1.02	(0.27)	0.16	0.89	(0.16)	(0.19)
U.S. GAAP
Income (loss) from operations	1,531.0	(152.0)	581.0	463.9	93.9	111.2
Net income (loss) for the period	875.4	(335.4)	134.9	369.0	(162.9)	(192.9)
Basic earnings (loss) per share	0.97	(0.38)	0.16	0.44	(0.20)	(0.24)
Diluted earnings (loss) per share	0.97	(0.38)	0.16	0.44	(0.20)	(0.24)

BALANCE SHEET DATA
IFRS
Fixed assets and non-current investments	16,177.7	13,244.7	13,449.5	12,091.4	13,017.5	15,414.4
Current assets	4,380.7	4,969.5	4,492.6	4,320.5	5,077.5	6,012.4

Total assets	20,558.4	18,214.2	17,942.1	16,411.9	18,095.0	21,426.9

Equity attributable to parent company shareholders	8,885.4	8,034.8	7,938.1	8,036.3	7,645.3	9,053.0
Minority interests	50.2	30.4	60.3	136.1	93.6	110.8

Total equity	8,935.6	8,065.2	7,998.4	8,172.4	7,738.9	9,163.8
Long-term liabilities	8,275.6	7,413.0	6,283.4	5,515.4	6,271.4	7,426.2
Current liabilities	3,347.2	2,736.0	3,660.3	2,724.1	4,084.7	4,836.8

Total equity and liabilities	20,558.4	18,214.2	17,942.1	16,411.9	18,095.0	21,426.9

U.S. GAAP
Total assets	22,327.0	19,736.0	18,542.0	17,291.0	18,698.8	22,141.9
Shareholders’ equity	10,282.9	9,184.5	8,363.5	8,140.4	7,394.9	9,175.4

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,528.5	1,319.1	1,644.6	1,405.4	740.3	876.6
Net cash used in investing activities	(882.3)	(257.3)	1,071.6	(1,335.0)	(1,321.7)	(1,565.1)
Net cash used in financing activities	(1,145.1)	(1,127.3)	525.8	10.8	636.0	753.1
Dividends per share	0.45	0.45	0.45	0.45	0.45	0.53

OTHER FINANCIAL DATA
IFRS
Capital expenditures	857	878	1,248	980	1,145	1,356
Average number of shares outstanding (1,000)	901,506	889,606	851,128	829,935	798,687	798,687

	For the year ended December 31,
	2003	2004	2005
	(deliveries in thousands of metric tons, except as otherwise indicated)
SELECTED OPERATING DATA
Publication paper	6,788	7,315	7,008
Fine paper	3,413	3,596	3,521
Packaging boards	3,350	3,499	3,621
Wood products (in thousands of cubic meters)	5,822	6,664	6,741

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

Solely for the convenience of the reader, certain euro amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2005, which was $1.00= €0.8445.

	Euro per U.S. Dollar
Year	Average	High	Low	Period-end
2001	1.1037	1.1947	1.0488	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8782	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7711
2005	0.8064	0.8571	0.7421	0.8845
2006 (through April 3)	0.8310	0.8432	0.8139	0.8248

Interim Periods	High	Low
2005
October	0.8393	0.8232
November	0.8571	0.8287
December	0.8548	0.8305
2006
January	0.8347	0.8139
February	0.8432	0.8264
March	0.8413	0.8199
April (through April 3)	0.8248	0.8248

	Swedish Kronor per U.S. Dollar
Year	Average	High	Low	Period-end
2001	10.4328	10.8810	9.5227	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004	7.3320	7.7727	6.5939	6.6687
2005	6.7923	8.2434	6.6855	7.9730
2006 (through April 3)	7.7688	7.9656	7.5385	7.7580

Interim Periods	High	Low
2005
October	7.9695	7.687
November	8.2434	7.9749
December	8.1162	7.8323
2006
January	7.8097	7.5385
February	7.9656	7.6487
March	7.9604	7.6491
April (through April 3)	7.7580	7.7580

Risk Factors

Intense competition in the paper and forest products industry may negatively impact our profitability and require us to make significant capital expenditures.

The paper and forest products industries in which we operate are mature and highly competitive. We have from time to time experienced pricing pressure from competitors in many of our product lines and geographic markets. Our principal competitors include a number of large international paper and forest product companies and, in addition, we face competition from numerous regional and more specialized competitors. This competitive environment has been a principal factor behind the large fluctuations in profitability we have experienced in recent years. In addition, competitive pressures have required us to make significant investments in our manufacturing facilities and in product development. There can be no assurance that we will have sufficient resources to maintain similar levels of capital investment in the future. For a discussion of the various factors that cause fluctuations in profitability, see “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

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

As a response to historically high paper and board prices in 2000 and 2001, significant investments were made in Europe in the industry to increase production capacity. Over the past three years, this has lead to excess capacity in Europe, which, combined with the decreased sales of the European excess production to Asia, has resulted in increasing pricing pressure for paper and board products. In addition, exports from Europe to the United States have been impacted adversely by the weakening of the U.S. dollar again the euro. As a result, we may not be able to maintain our current price levels or increase prices for our products unless there is a significant increase in demand for paper and board products, including export opportunities, or decrease in production capacity. However, there can be no assurance that the announced decisions to decrease production capacity will balance the market in Europe. Decreasing prices for our products could have a material adverse effect on our business, financial condition or results of operations and our ability to meet all of our financial obligations.

Our main raw material costs are for recycled fiber and pulpwood. A significant increase in prices for these raw materials would significantly increase our production costs and could have a material adverse effect on our business, financial condition or results of operations if we were unable to increase our product prices sufficiently to maintain margins.

As a result of unpredictable and substantial changes in our product prices and raw material costs, our financial results have varied significantly over time. In a period of sustained low product prices or high raw material costs, we may be unable to operate our production facilities in a cost-effective manner, pursue our strategic initiatives and meet all of our financial obligations.

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

Our ability to meet shifts in consumer demand will depend upon our ability to meet changes in consumer preferences and our ability to develop and produce new products on a competitive and economic basis. There can be no assurance that we will be able to meet changes in consumer preferences in the future, which could have a material adverse effect on our business, financial condition or results of operations and our ability to meet all of our financial obligations.

We could encounter difficulty in financing the significant capital investments, including future acquisitions, that may be necessary to achieve our growth plans.

Our growth plans may require significant capital investments, particularly in relation to any major acquisitions that we may undertake in the future. Our ability to meet these capital requirements depends on a number of factors, such as the availability of funds from operations and access to additional debt and equity financing, and there can be no assurance that such funds will be available. Moreover, incurrence of any additional debt financing would increase the amounts we have to pay to serve our debt obligations and could involve the imposition of restrictive covenants that could negatively impact our ability to operate in the desired manner. The failure to obtain funds necessary for the realization of our growth plans could prevent us from realizing our growth strategy and, in particular, could force us to forego acquisition opportunities that may arise in the future. This could, in turn, have a negative impact on our competitive position.

The failure to make successful acquisitions or mergers in accordance with our growth strategy could have a negative impact on our competitiveness. Additional acquisitions may also expose us to new liabilities.

The forest products industry has experienced consolidation driven in part by a desire to achieve economies of scale and synergies. As part of our strategy, we will seek further growth through acquisitions of, or mergers with, other paper and/or forest products companies to stay competitive with our increasingly larger competitors or to enhance our position in our core areas of operation. This strategy entails risks that could have an adverse effect on our business, financial condition or results of operations. These risks include unidentified liabilities of the companies we may acquire or merge with, the possible inability to successfully integrate and manage acquired operations and personnel, the potential failure to achieve the economies of scale or synergies sought and the diversion of management’s attention away from other ongoing business concerns. In addition, we may not be able to identify attractive acquisition or merger opportunities and might not be able to make acquisitions or mergers on attractive terms. Regulation of merger and acquisition activity by the European Union or the United States or any other country where we may engage in merger and acquisition activity might also limit our ability to make future acquisitions or mergers. We might also be required to record significant impairment related to goodwill or other assets in connection with possible future acquisitions.

If we are unable to continue importing wood from Russia and the Baltic countries, we may be forced to pay higher prices for this key raw material or alter our manufacturing operations.

In 2005, we depended on suppliers in Russia and the Baltic countries (Estonia, Latvia and Lithuania) for approximately one-fifth of our annual wood requirements in Finland and Sweden. As a result of economic, political, legal or other difficulties or restrictions as well as further development of a domestic forest product industry in these countries and the resulting growth in domestic raw material needs, our supply of raw materials from Russia and the Baltic countries may be interrupted or limited. In case of a significant interruption or limitation in the supply of raw materials from these areas, we would seek to obtain raw materials from other sources, but there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as increased costs or an interruption or downscaling of production or change in the product mix. This could, in turn, have a material adverse effect on our business, financial condition or results of operations.

Exchange rate fluctuations may have a material adverse effect on our business, financial condition or results of operations.

As a result of the global nature of our business, changes in foreign currency exchange rates could have a material adverse effect on our business, financial condition or results of operations. Currency fluctuations affect us because the majority of our operating costs are denominated in euro and U.S. dollar, while a proportionately larger share of our sales are denominated in certain other currencies, including British pound sterling. In addition, the proportion of our operating costs denominated in Swedish kronor is substantially higher than the proportion of our sales that is denominated in Swedish kronor.

We report our financial results in euro. Therefore, our reported earnings may be affected by fluctuations between the euro and the non-euro currencies in which our various subsidiaries report their results of operations. In addition, the appreciation of the euro against the U.S. dollar would reduce the competitiveness of the products we produce in Europe against imports from the United States or limit our ability to export such products into the United States, leading to lower sales and earnings. Furthermore, the euro value of our sales and earnings in U.S. dollars would be further reduced if the euro continued to appreciate against the dollar. As a result, currency exchange rate fluctuations between the euro and other currencies, such as the British pound sterling, U.S. dollar, Swedish krona or Brazilian real, could have a material adverse effect on our business, financial condition or results of operations.

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

The value of our investments in countries outside of the European Union and North America may be adversely affected by political, economic and legal developments in these countries.

We have operations in countries outside of the European Union and North America, including Brazil, China, Russia, and Uruguay. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors could have a material adverse effect upon our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our operations are located currently have foreign exchange controls that have a significant effect on us, most of these countries have imposed foreign exchange controls in the recent past, and no assurance can be given that these countries will not reinstitute these controls in the future.

We rely on outside suppliers for the majority of our electricity needs and are therefore susceptible to increases in electricity prices and electricity shortages.

Electricity is one of the most significant components of our production costs. Historically, electricity has represented approximately eight percent of our production costs. In the past, we met almost all of our electricity needs in Finland and Sweden from our own internal production. In 2005, we relied on outside suppliers for approximately 50 percent of our electricity needs in Finland and Sweden. Also in 2005, we relied on outside suppliers for approximately 75 percent of our electricity needs in North America. As a result of this dependence on outside suppliers, increases in the price of electricity could have a material adverse effect on our business, financial condition or results of operations if we are not able to increase the prices of our products accordingly. In addition, an electricity shortage could force us to curtail production.

A few significant shareholders may influence or control the direction of our business.

The Finnish State controls approximately 24.97 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 24.4 percent of our voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of shareholders, such as the approval of the annual financial statements, declarations of annual reserves and dividends, capital increases, amendments to our articles of association and the election of the members of our board of directors. To the extent matters presented to our shareholders require approval of a particular percentage of shares represented at a meeting of shareholders or of a super majority of outstanding shares, these investors may be able to significantly influence the outcome of the vote. For a description of significant holdings, see “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition or results of operations.

We are subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations could disrupt our business operations and adversely affect our business, financial condition or results of operations. The majority of our employees are represented by labor unions under several collective bargaining agreements in different countries where we operate. However, organizations collectively representing us and other employers in our industry may not be able to renegotiate satisfactory collective labor agreements when they expire. Furthermore, the existing collective bargaining agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any such work stoppage could have a material adverse effect on our business, financial condition or results of operations has experienced work stoppages in the past. For example, in mid-2005, our mills in Finland were affected by a labor dispute. Subsequent to the expiry of the collective labor agreement for the Finnish paper industry, and following industrial actions by the Finnish Paperworkers’ Union, the Finnish Forest Industries Federation representing employers in the Finnish forest industry sector declared a lockout on May 18, 2005. On July 1, 2005, the Finnish Forest Industries Federation and the Finnish Paperworkers’ Union approved a new three-year collective labor agreement for the paper industry in Finland, thereby ending the dispute. At Port Hawkesbury Mill in Canada, labor negotiations have been ongoing for almost two years. The mill’s machines, having a production capacity representing three percent of our total paper and board production capacity as of December 31, 2005, have been at a standstill since December 24, 2005. As the negotiating parties could not reach an agreement, a lockout was declared on January 26, 2006. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Other Recent Developments” for more information on these labor disputes. In addition, there have been shorter work stoppages in some of our mills in the past. There can be no assurance that there will not be labor disputes and/or adverse employee relations in the future.

We are a subject of antitrust proceedings of the European and U.S. competition authorities and class-action lawsuits in the United States concerning alleged anticompetitive conduct.

In May 2004, we became a subject of inspections carried out by the European Commission, together with the Finnish Competition Authority and other national competition authorities, at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary antitrust investigations into the paper industry in Europe and the United States. The investigations by the European Commission and by the authorities in European countries other than Finland and in the United States are at a fact-finding stage only and no formal allegations have been made against us or any of our employees. The European Commission has stated that the purpose of its investigation is to ascertain whether there is evidence of cartel agreements and related illegal practices concerning price fixing, fixing of other commercial terms and/or allocation of customers in several product markets in the European paper and forestry products sector. In connection with this investigation, the European Commission’s requests for information to be provided by us have concerned the European publication and fine paper markets as well as procurement of recovered paper in Germany. Currently, we cannot assess what further action, if any, the European Commission, the authorities in various European countries or the U.S. Department of Justice may take. However, there can be no assurance that these investigations will not lead to formal proceedings against us or that any such proceedings, if determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

On April 5, 2006, we received a formal request from the Finnish Competition Authority for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland. This request relates to the investigations commenced in May 2004. At this stage, we will investigate the matter and intend to provide our response within the given time limit. The Finnish Competition Authority has requested the response by May 15, 2006. According to the information received from the Finnish Competition Authority, it will decide whether to take this matter to the Finnish Market Court when it has received the responses from all the companies involved in the matter. We are currently not in a position to estimate the amount of any fine that may be imposed as a result of any proceedings that may be commenced based upon the Finnish Competition Authority’s actions and, therefore, have not made any related provision in our financial statements.

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

No provision has been made with respect to these antitrust investigations by the European Commission and by the authorities in Finland, in other European countries and in the United States or the class-action lawsuits in U.S. federal and state courts. There can be no assurances that any proceedings that may be commenced based upon such investigations or such lawsuits, if determined adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

In addition, companies operating in our industry have, from time to time, been subject to investigations by local competition authorities, including in our case certain recent investigations by Latvian, Lithuanian and Portuguese competition authorities. We are currently not in a position to assess the potential impact of any proceedings that may result from such investigations but there can be no assurances that such proceedings, if commenced and determined adversely, would not have a material adverse effect on our business, financial condition or results of operations. For more information, see “Item 8. Financial Information—Legal Proceedings.”

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be harmed.

We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments as from the financial year ending December 31, 2006. We are in the process of testing our internal controls in connection with the Section 404 requirements. We already have, as part of this documentation and testing process, identified several areas for further attention and improvement. The analysis and evaluation is currently underway, but we are not yet in a position to determine the magnitude of the deficiencies identified.

We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our “internal control over financial reporting” that will be required when the Section 404 requirements become applicable to us. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our securities.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

On February 23, 2006, S&P changed the ratings for our long-term debt from BBB+ to BBB and confirmed an A-2 rating for our short-term debt, both with stable outlook. Also, on November 10, 2005, Moody’s confirmed a Baa2 rating with negative outlook for our long-term debt and a P-2 rating for our short-term debt. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing. A downgrade of our long-term credit ratings by S&P’s below BBB- or Moody’s below Baa3 could trigger prepayment clauses in the long-term credit facilities and in a finance lease agreement of Stora Enso North America Corp. As at December 31, 2005, the total principal amount outstanding under the credit facilities was $356 million and had a carrying value of €292.3 million. As at the same date, the finance lease agreement had a total carrying value of €112.0 million. In case of such a prepayment clause being triggered, Stora Enso would utilize the prepayment possibility under the “make whole” clause in such documentation and repay the debt outstanding. Stora Enso has sufficient committed credit facilities amounting to €1.75 billion to cover this should it be needed.

Item 4.    Information on the Company

General

We believe that we are the largest paper and board manufacturer in Europe and the largest paper and board manufacturer in the world based on production capacity, with 16.7 million metric tons of annual paper and board production capacity and leading market positions in many of our core businesses. Domiciled and incorporated under the laws of the Republic of Finland, we have production facilities in 20 countries on three continents. Our four global product divisions are publication paper, fine paper, packaging boards and forest products. The principal markets for our products are Western Europe and North America. We distribute our products through our own global marketing network, which has an established presence on six continents with more than 30 sales companies and a number of independent agents.

In terms of production capacity, we believe that we are are the world’s second largest producer of magazine paper, third largest producer of newsprint, third largest producer of graphic (coated) fine paper, sixth largest producer of office (uncoated) fine paper, largest producer of speciality papers, second largest paper merchant in Europe, one of the world’s leading producers of consumer packaging boards and the world’s second largest producer of sawn softwood.

As of December 31, 2005, we had total assets of €18.1 billion ($21.4 billion) and in 2005 had an average of 46,166 employees. In 2005, we had sales of €13.2 billion ($15.6 billion), 85.6 percent of which were outside Finland and Sweden.

We were created through the 1998 merger of the Swedish company Stora Kopparbergs Bergslags Aktiebolag (publ) (“STORA”) and the Finnish company Enso Oyj (“Enso”), which established us as a leader in the global forest products industry. In addition, on August 31, 2000, we greatly expanded our company and entered the U.S. market through the acquisition of Consolidated Papers, a leading U.S. producer of magazine and fine paper. The acquisition significantly increased our presence in the important North American market, thereby enhancing our global diversification. The total consideration for the acquisition (including assumed debt) was approximately $4.5 billion. Consolidated Papers had sales of $1.8 billion in 1999. As a result of the acquisition, we recorded a pre-tax impairment charge of $1,081.0 million in 2002. Since then, our management team has concentrated on integrating the businesses and has significantly reduced operating costs and improved the combined company’s financial performance. This has been accomplished by focusing on our core businesses, divesting non-core businesses, improving operating efficiencies and reducing administrative costs.

Historically, we have satisfied a significant portion of our raw material needs internally from our own forest lands. However, after the divestments of our forest lands in Finland in 2002 and in Sweden and Canada in 2004, we currently have long-term wood procurement arrangements in Finland and Sweden. The principal raw material required in the manufacture of paper and board products is pulp, which is produced from wood cut for that purpose and from sawmill residues as well as from recycled fiber. Our purchases and sales of pulp on the market are largely in balance and we are able to satisfy a substantial portion of our pulp needs internally. In addition to pulp, the manufacture of paper and board products requires significant amounts of energy. We have our own power plants at certain of our mills. These power plants supply approximately 47 percent of our electricity needs in Finland and Sweden.

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

Strategy

Our strategic goals are to increase the value of the Company through profitable growth and by reducing earnings volatility. We operate and we are managed as a single industrial group. Our core products are publication paper, fine paper, packaging board and wood products. We also aim to reduce the volatility of our business by making our portfolio less cyclical and by diversifying our operations geographically.

Our strategic goal in the mature markets of Europe and North America is to improve profitability through profit enhancement programs and structural changes, in addition to continuous productivity improvement in all operations. These measures, combined with the targeted development of our core assets, will be the basis for our competitive future platform in mature markets.

Working closer with customers in key markets continues to be one of the cornerstones of our strategy. We are committed to strengthening our merchant operations to get closer to end-users and expand our share of the paper and board value chain.

We are focused on expanding our operations in new growth markets emphasizing our focus on South America, China and Russia. The strategy is based on captive low-cost fiber, targeting growing market segments and balancing the portfolio. We are continuing to secure access to low-cost fiber in the Southern Hemisphere to provide the platform for growth in our core product segments, both in growth and mature markets. Our expansion of production in new growth markets will take place either through targeted greenfield investments or acquisitions.

We are committed to sustainability — economic, environmental and social responsibility underpins our thinking and our approach to every aspect of doing business. We build accountability into our operations by being transparent and engaging in open dialogue with stakeholders. Groupwide targets and clear governance are used to monitor and measure how well we perform in terms of sustainability.

Our target for return on capital employed is 13 percent per annum as an average over the cycle, compared to the weighted average pre-tax cost of capital of 8.7 percent for the year 2005. Our target for the debt to equity ratio is to keep a level at or below 0.8. For the capital expenditures, our target is that the cash flow should exceed the sum of our average capital expenditure and dividend calculated on a three-year rolling basis. These targets may constitute forward-looking statements. As part of our ongoing operations, these targets are subject to review from time to time and you should not place undue reliance on the targets set forth in this section.

Company History

STORA

STORA’s history dates back one thousand years to the time when copper mining started in Falun, Sweden. In its early years, STORA’s principal businesses were copper mining and steel production. The business operations of STORA were incorporated in 1288 and its shares were initially listed on the Stockholm Stock Exchange in 1901. STORA commenced activities in the forest products industry in the late nineteenth century with the 1885 acquisition of the Skutskär Sawmill, which was at the time the largest sawmill in the world. In the early 1900s, STORA built a paper and pulp mill with an annual production capacity of 30,000 metric tons in Kvarnsveden, Sweden. Production at STORA’s Swedish paper mills increased gradually during the period from the 1920s through the 1940s, as it built new paper machines and developed new production technologies, including the bleaching of pulp and technologies enabling faster paper machines.

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

Principal Shareholders

The Finnish State controls approximately 24.97 percent and the Knut and Alice Wallenberg Foundation, a Swedish foundation, controls approximately 24.4 percent of Stora Enso’s voting rights as of the date of this annual report. Accordingly, the Finnish State and the Knut and Alice Wallenberg Foundation have significant power to influence matters submitted to a vote of our shareholders. See “Item 3. Key Information—Risk Factors—A few significant shareholders may influence or control the direction of our business” and “Item 7. Major Shareholders and Related Party Transactions—Ownership of Stora Enso’s Securities by Management and Significant Shareholders.”

Corporate Structure

We organize our businesses into four global product divisions, which are publication paper, fine paper, packaging boards and forest products. The following chart sets forth the principal products of our four global product divisions and the principal uses for these products:

PUBLICATION PAPER	FINE PAPER

Products

Uncoated papers (supercalendered and machine finished)

Coated papers (light-weight coated, medium-weight coated, heavy-weight coated and machine finished coated)

Standard newsprint

Newsprint specialities

Uses

Magazines, printed products for advertising, catalogs and direct marketing products

Newspapers, newspaper supplements, advertising leaflets, telephone directories and paper-back books

	Fine Paper	Merchants

Products

Graphic (coated) papers

Office (uncoated) papers

Uses

Document printing, commercial printing, high-quality books, labeling, print-on-demand applications, and protecting, transporting and identifying products

Sale and distribution of fine paper and paper products for Stora Enso and third parties

PACKAGING BOARDS	FOREST PRODUCTS

Products Liquid packaging boards Cupstocks Cartonboards Containerboards Corrugated packaging Coreboards Cores Laminating papers Speciality papers	Wood Products	Wood Supply
	Products Sawn and processes wood precuts and components Uses Joinery, furniture and construction industry By-products Wood chips Uses Raw material for pulp	Wood procurement and supply to our paper mills and sawmills.

On March 31, 2005, we announced a new organizational structure, which took effect on May 1, 2005. We reviewed our organizational structure as a number of key persons were reaching their retirement age. The new organization focuses on broadening the experience of a number of our key managers, reducing the number of management levels within our organization, expanding in emerging markets and developing our global product divisions. In addition, on February 2, 2006, we announced our decision to further develop our organization and manning by revising our staff function and geographic division structure. The first phase of these changes was implemented on February 1, 2006, and the remaining changes, as described below, will take effect on April 1, 2006.

As from May 1, 2005, our global publication paper and fine paper divisions and North American operations each have reported to our chief executive officer. The process of identifying and achieving synergies within the publication paper and fine paper divisions continues and is extended to the relevant business areas or corporate staff functions such as corporate strategy and market services. This is expected to ensure that some of the successful initiatives by the publication paper and fine paper divisions are implemented throughout our group. As from May 1, 2005, our merchants segment has reported to our fine paper division. However, the merchants segment remains independent from our fine paper division in order to preserve the required integrity towards suppliers and customers. In addition, our speciality papers product area was transferred to our packaging boards product division on May 1, 2005. With effect from September 1, 2005, we merged our North American division into our global product divisions in order to streamline our organizational structure. The North American business areas became part of our global product divisions as follows: coated magazine paper, uncoated magazine paper and newsprint were integrated into the publication paper division and fine paper was integrated into the fine paper division.

In connection with our organizational changes, we have reduced the number of our staff functions. Pursuant to the changes implemented as from February 1, 2006, a new staff function, finance and strategy, comprising our strategy, mergers & acquisitions, business intelligence, investments, corporate affairs, finance, accounting, legal and investor relations operations, was introduced. Under the new organizational structure, the Latin America division has been reporting directly to our chief executive officer as from February 1, 2006.

Effective as from April 1, 2006, a new staff function, corporate technology and Asia Pacific, was formed. It is responsible for energy services, corporate research and development, our pulp competence center as well as Asia Pacific and Russia. The head of the new staff function reports to our chief executive officer. Our new corporate services staff function includes, effective as from April 1, 2006, our corporate IT, human resources, business excellence and procurement operations. Finally, as from April 1, 2006, our environment services has reported to the forest products division.

Business Summary

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss), which excludes goodwill amortization and non-recurring items. The following tables set forth our annual sales and operating profit by segment for the years indicated:

Sales by Segment

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Publication paper	4,505.5	4,621.4	4,675.9
Fine paper
Fine paper	2,760.7	2,668.8	2,690.3
Merchants	627.6	637.9	1,173.2
Packaging boards	2,982.9	3,053.4	3,190.2
Forest products
Wood products	1,400.0	1,566.8	1,588.3
Wood supply	2,074.3	2,481.5	2,501.9
Elimination of internal sales and other operations(1)	(2,178.7)	(2,634.0)	(2,632.3)

Total	12,172.3	12,395.8	13,187.5

(1)	Other operations include the results of units that are not within our segments, such as separate transportation and sales and distribution companies.

Operating Profit (Loss) by Segment

	For the year ended December 31,
	2003		2004		2005
	(€ in millions)
		(1)		(1)		(1)
Publication paper	66.2	129.0	157.4	104.6	(8.3)	193.3
Fine paper
Fine paper	100.4	138.9	93.2	54.5	21.4	62.2
Merchants	(8.9)	(6.7)	9.9	11.2	(4.6)	3.3
Packaging boards	266.3	284.2	334.7	271.3	75.6	220.0
Forest products
Wood products	6.5	26.5	29.8	34.7	(56.3)	(3.1)
Wood supply	116.5	116.5	156.6	32.3	(15.3)	(11.8)
Other(2)	(75.6)	(46.6)	(75.5)	(81.9)	(106.4)	(106.4)

Operating profit (loss), total	471.4	641.8	706.1	426.7	(93.9)	357.5

Goodwill amortization	—	(116.1)	—	(90.2)	—	—
Non-recurring items(3)	—	(54.3)	—	369.6	—	(451.4)

Operating profit (loss), total	471.4	471.4	706.1	706.1	(93.9)	(93.9)

(1)	The operating profit (loss) presented by segments excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and asset performance review, including write-downs.

The following table sets forth our annual external sales in various geographic markets by destination and origin for the years indicated:

	Sales by destination			Sales by origin
	For the year ended December 31,			For the year ended December 31,
	2003	2004	2005	2003	2004	2005
	(€ in millions)
Austria	222.0	238.6	298.0	324.8	390.4	361.5
Baltic States	89.3	135.5	165.8	280.1	310.7	321.7
Belgium	267.2	258.4	278.0	182.7	263.4	267.9
Czech Republic	118.9	111.1	136.2	136.5	143.8	161.5
Denmark	276.1	262.2	255.7	68.6	66.8	61.8
Finland	786.9	808.5	814.2	4,048.9	4,085.5	3,536.3
France	862.7	835.2	940.4	378.6	347.1	460.9
Germany	1,616.1	1,624.6	1,894.2	1,475.6	1,500.9	1,894.8
Italy	380.7	369.1	384.1	0.1	0.1	6.5
The Netherlands	491.9	508.8	597.8	187.7	211.2	338.0
Poland	107.9	105.5	228.6	12.1	11.2	175.3
Portugal	64.9	83.2	65.7	124.9	131.1	134.2
Spain	499.4	488.8	483.1	118.0	114.0	111.5
Sweden	994.4	1,040.5	1,081.9	2,814.1	2,820.3	3,006.2
United Kingdom	979.3	963.8	860.4	23.4	24.4	34.5
Russia	130.7	151.8	193.2	59.8	118.3	167.9
Other Europe	654.9	671.9	777.4	59.7	55.7	104.6

Total Europe	8,543.3	8,657.5	9,454.7	10,295.6	10,594.9	11,145.1
Africa	146.8	149.9	138.8	—	—	—
Australia and New Zealand	122.9	124.3	120.7	20.2	5.6	9.2
Canada	143.7	127.5	137.3	285.6	275.5	292.2
China (incl. Hong Kong)	267.0	281.4	257.3	107.4	107.8	99.6
Japan	323.2	346.2	280.2	—	—	—
Other Far East and South East Asia	310.6	382.5	351.9	11.5	12.6	13.0
Middle East	185.5	201.4	193.6	—	—	—
United States	1,918.3	1,904.9	2,050.7	1,451.5	1,398.7	1,623.9
Latin America	126.0	162.9	170.8	—	—	—
Others	85.0	57.3	31.5	0.5	0.7	4.5

Total	12,172.3	12,395.8	13,187.5	12,172.3	12,395.8	13,187.5

Global Product Divisions

In May 2005, we organized our businesses into four global product divisions, which are publication paper, fine paper, packaging boards and forest products. We report our results by six segments: publication paper, fine paper, merchants, packaging boards, wood products and wood supply.

Publication Paper Division/Segment

Following our organizational change in May 2005, a new global publication paper division was formed, incorporating North American publication paper operations effective September 2005. The reorganization will facilitate the exchange of best practices between European and North American operations and foster mutual collaboration and the development of a global business strategy. This organizational change furthered the reorganization of our operations carried out in May 2003, in which our old newsprint and magazine paper divisions were merged to form the new publication paper division. The papers produced by the publication paper division are used for newspapers, magazines, catalogues and direct mail in large quantities.

We are the world’s second largest producer of uncoated magazine paper and coated magazine paper, with combined annual production capacity of 4.9 million metric tons and a share of global production capacity of what we estimate to be approximately 17 percent in 2005. Europe and North America are the principal markets for our magazine paper. Currently, we have approximately 20 percent of the European and approximately 13 percent of the North American production capacity for magazine paper. We are currently the world’s third largest producer of newsprint, with annual production capacity of approximately 3.4 million metric tons and a share of global production capacity of approximately seven percent in 2005. The principal market for our newsprint is in Europe, where we have approximately 20 percent of the production capacity for newsprint.

The publication paper division accounted for 33 percent of our sales in 2005, compared to 35 percent in 2004 and 2003.

The following table sets forth the capacity of publication paper by country or geographic area for the year ended December 31, 2005:

2005
(%)
North America	19
Germany	24
Finland	22
Sweden	21
France	7
Belgium	7

Total	100

Our magazine paper strategy is to focus on our present paper grades and to develop value-added products, such as high-quality coated and supercalendered printing papers, for our principal markets in Europe and North America. We seek to be the preferred supplier for our customers by offering the best product quality and a high level of customer service. Our strategy is to enhance cost competitiveness and to further optimize our asset structure in this business area and to seek growth opportunities. In line with this strategy, we have built a new uncoated magazine paper machine in Kvarnsveden, Sweden, and have also finalized a major rebuild of an uncoated magazine paper machine in Maxau, Germany.

Our newsprint strategy is to utilize the natural characteristics of fiber raw materials. We use virgin fiber, fiber obtained from wood and being used for the first time in the production of pulp, for value-added products, while we use recycled fiber for standard newsprint. Our use of recycled fiber increased further when our 100 percent recycled fiber based mill in Langerbrugge, Belgium, began production in June 2003. We believe that the market trend is towards more customized and varied speciality grades of newsprint. We see growth opportunities for this business area in Europe and in emerging markets.

As part of our strategy, we intend to continue to increase the specialization of our paper machines for publication papers and phase out production that does not prove to be profitable over the long term. In accordance with this strategy, we closed down paper machine no. 1 at the Summa Mill in Finland and paper machine no. 2 at the Langerbrugge Mill in Belgium in 2003. Further, following our asset performance review, we will close two old paper machines in Corbehem, France. The closures will be completed during 2006. In addition, two paper mills, the Reisholz Mill in Germany and the Summa Mill in Finland, have been placed under scrutiny. The final decisions regarding the future of these mills are expected to be made during 2006.

The following table sets forth financial and statistical data regarding publication paper for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	4,505.5	4,621.4	4,675.9
of which group internal sales	282.7	288.0	271.3
Operating profit (loss)	66.2	157.4	(8.3)
Operating margin	1.5%	3.4%	(0.2)%
Capital expenditure	591.6	492.4	602.9
Average operating capital(1)	4,121.2	4,254.9	4,393.5
Operating capital, year-end(2)	4,336.1	4,474.0	4,590.3
ROOC(3)	3.1%	2.4%	4.4%
Operating profit excluding non-recurring items and goodwill amortization(4)	129.0	104.6	193.3
Operating margin excluding non-recurring items and goodwill amortization(4)	2.9%	2.3%	4.1%
Average personnel	13,454	12,884	12,450

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €23.6 million in 2004 and €36.3 million in 2003. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

Products

Uncoated Magazine Paper and Pulp.    We produce supercalendered magazine paper in our mills in North America, Germany, Belgium, Sweden and Finland. Mills in Belgium and Germany produce SC-B grade paper from recycled fiber. Uncoated magazine paper is used mainly for periodicals and advertising material, such as inserts and flyers. It is also suitable for mass-circulation products, such as TV magazines and catalogues.

Coated Magazine Paper.    We produce coated magazine paper, such as rotogravure and offset products, in matt, silk, and glossy grades in our mills in France, Germany, Finland, and North America. General and special-interest magazines are among the most important end-uses for coated magazine paper. Other end-uses include supplements, advertising material, magazine covers, and premium and homeshopping catalogues.

Newsprint and Book Papers.    We produce standard newsprint, improved newsprint, and directory and book paper in eight mills in Europe and North America. These grades are used in newspapers and supplements, telephone directories, timetables, and hardback and paperback books. Tinted newsprint grades are used for identifying the sports, business, and political sections of newspapers. We have a strong position in these markets in Europe, particularly in Germany, the United Kingdom, and the Nordic countries.

Capital Expenditures

Uncoated Magazine Paper and Pulp.    In 2005, we completed the installation of new supercalendered paper machine no. 12 at the Kvarnsveden Mill. The total investment is expected to amount to €467.0 million, of which €351.3 million was invested in 2005, €86.6 million in 2004 and €4.3 million in 2003. We have invested in the rebuild of uncoated magazine paper machine no. 6 at the Maxau Mill, Germany, in total €168.0 million, of which €1.2 million was invested in 2005, €111.4 million in 2004 and €52.9 million in 2003. Paper machine no. 2 at the

Summa Mill completed its €52.3 million NGS-project, which resulted in capital expenditures of €28.3 million in 2005 and €24.0 million in 2004. The rebuilding of paper machine no. 3 at the Langerbrugge Mill in Belgium to produce supercalendered magazine paper instead of newsprint and to increase its annual capacity by 50,000 metric tons to 165,000 metric tons amounted to €36.4 million. The Langerbrugge rebuild was already completed in December 2002 with a total investment of €32.5 million. In 2003, additional investments of €5.7 million were made.

Coated Magazine Paper.    In 2005, the rebuilding of paper machine no. 5 at the Corbehem Mill in France was completed. Total investment amounted to €70.4 million as the capital expenditures were €38.7 million in 2005, €25.7 million in 2004 and €6.0 million in 2003. The construction of a new energy plant at the same site was completed in 2004 at a total cost of €23.5 million, of which €6.8 million was invested in 2004 and €14.8 million in 2003. The €30.5 million Solaris Press project relating to paper machine no. 2 at the Kotka Mill in Finland led to capital expenditures of €1.9 million in 2004 and €27.3 million in 2003. We also invested €18.8 million to the building of a peroxide plant at our Veitsiluoto Mill in Finland, completed in 2004, to enhance the quality of magazine paper, of which €14.4 million was invested in 2004 and €4.4 million in 2003. We spent €14.0 million on the rebuilding of a paper machine no. 26 at the Biron Mill in the United States in 2005 and €23.3 million in 2004. In 2004, we invested €10.4 million in a pulp conversion project at three mills, the Wisconsin Rapids Pulp Mill, the Biron Mill and the Kimberly Mill in the United States, which aims at converting the Wisconsin Rapids Pulp Mill to all-hardwood pulp production and integrating the output to the Wisconsin Rapids and the Kimberly mills. In addition, €11.3 million was invested in 2005 and €2.5 million in 2004 for the Whiting paper machine 64 rebuild, which represents an estimated total project cost of €18.0 million after 2006 when the project is scheduled to be completed. For the new winder at the Kabel Mill, €7.6 million was capitalized in 2005 and €0.3 million in 2004 from a total estimated project cost of €21.0 million.

Newsprint and Book Papers.    In 2005, we made an additional €7.6 million investment in the project to build paper machine no. 4 at the Langerbrugge Mill in Belgium for which the total cost was €470.5 million, of which €11.5 million was invested in 2004 and €201.1 million in 2003. We are constructing a new boiler at the Kvarnsveden Mill in Sweden for €55.0 million, €5.3 million of which was invested in 2005, €20.0 million in 2004 and €23.6 million in 2003. Furthermore, a new thermo-mechanical pulp line was installed at the Varkaus Mill in Finland for a total amount of €34.7 million, of which of €2.3 million was invested in 2005, €22.8 million in 2004 and €9.5 million in 2003. Various DIP improvement measures at the Hylte Mill, Sweden, are scheduled to amount to a total of €19.0 million, €2.0 million of which was invested in 2005, €14.2 million in 2004 and €1.2 million in 2003. We also invested €13.9 million for a rebuild of a boiler at the Hylte Mill in 2005, and the total project cost is estimated to amount to €40 million. In addition, we spent a total of €13.9 million for the modernization of paper machine no. 1 at the Sachsen Mill in Germany, of which €0.8 million was spent in 2004 and €13.1 million in 2003. We also invested €49.4 million to a thermo-mechanical pulp line to be installed at the Port Hawkesbury Mill in Canada, of which €20.7 million was spent during 2004.

Sales

The following table sets forth deliveries of publication paper by paper grade for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of metric tons)
Uncoated magazine paper	1,447	1,548	1,663
Coated magazine paper	2,424	2,424	2,344
Wall paper base	39	34	47
Newsprint	2,878	3,309	2,954

Total	6,788	7,315	7,008

The following table sets forth sales of publication paper by geographic area for the year ended December 31, 2005:

2005
(%)
Northern Europe(1)	17.3
Continental Europe	51.1
North America	25.3
Asia Pacific	4.2
Other	2.1

Total	100.0

(1)	Northern Europe includes the Nordic countries (Finland, Sweden, Denmark and Norway), the United Kingdom and Ireland.

Competition

Like all sectors of the forest products industry, the market for magazine paper is highly competitive. Our principal competitors in uncoated magazine paper grades in the European market are UPM-Kymmene Corporation, Myllykoski Paper Oy, Norske Skog Industrier ASA and Svenska Cellulosa Aktiebolaget SCA (publ) and, in the North American market, Abitibi-Consolidated Inc., Bowater Inc., Norske Skog Canada Ltd. and UPM-Kymmene. Our principal competitors in coated magazine paper in Europe are UPM-Kymmene, Myllykoski, Cartiere Burgo SpA, Norske Skog, Svenska Cellulosa and M-Real Corporation and, in the North American market, International Paper Company, UPM-Kymmene and Bowater Incorporated.

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

Fine Paper Division

Following our organizational change in May 2005, a new global fine paper division was formed, bringing together all our fine paper operations, including those in North America and in China, as well as our paper merchant operations. The reorganization will especially improve the strategic business management of the graphic paper business area’s global production network. The merchants segment remains independent from the fine paper segment in order to preserve the required integrity towards suppliers and customers.

Fine Paper Segment

We believe that we are the third largest manufacturer of coated fine paper in the world with an estimated share of approximately 15 percent of production capacity in Europe and an estimated share of approximately 21 percent of production capacity in the United States. We also believe that we are the sixth largest manufacturer of office papers in the world with an estimated share of approximately 15 percent of production capacity in Europe. The total annual capacity of our fine paper production facilities is 4.4 million metric tons. In 2005, fine paper division accounted for 18 percent of our sales.

The following table sets forth the capacity of the fine paper segment by country or geographic area for the year ended December 31, 2005:

2005
(%)
Finland	48
Sweden	17
North America	21
The Netherlands	6
China	4
Germany	4

Total	100

All fine paper products contain a high proportion of chemical pulp, chemicals and fillers. Our fine paper strategy is to focus on the profitable manufacture of fine paper for the graphic industry and office product distribution chains, using environmentally accepted primary fiber as a raw material. We anticipate growth opportunities for this segment principally in Europe and in Asia, where we are already operating through our own production facilities in China.

We produce coated fine paper in China through our subsidiary, Stora Enso Suzhou Paper Co Ltd, which is partly owned by local Chinese entities. In July 2005, we increased our ownership of the Suzhou Mill from 80.9 percent to 96.5 percent by acquiring the 15.6 percent holding of the Suzhou Handicraft Co-operative in Suzhou. The remaining minority of 3.5 percent is owned by the Suzhou New District Economic Development Group. The total annual capacity of Suzhou’s coated fine paper production facility is approximately 195,000 metric tons, and sales through Suzhou totaled €94.1 million in 2005. We also completed the upgrading and modernization of the fine paper machine in Suzhou in 2005, increasing the mill’s annual capacity (including converting) to 240,000 metric tons of multi-coated fine paper, of which nearly all is sold locally. The investment is intended to improve productivity and safeguard market presence in the fast-growing Chinese market.

In March 2006, we completed the sale of our Grycksbo Mill in Sweden to Accent Equity, a Swedish private equity firm.

The following table sets forth financial and statistical data regarding the fine paper segment for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	2,760.7	2,668.8	2,690.3
of which group internal sales	228.6	223.3	305.1
Operating profit	100.4	93.2	21.4
Operating margin	3.6%	3.5%	0.8%
Capital expenditure	175.7	180.6	115.9
Average operating capital(1)	2,924.5	2,788.5	2,773.6
Operating capital, year-end(2)	3,180.7	3,132.8	3,216.0
ROOC(3)	4.7%	1.9%	2.2%
Operating profit excluding non-recurring items and goodwill amortization(4)	138.9	54.5	62.2
Operating margin excluding non-recurring items and goodwill amortization(4)	5.0%	2.0%	2.3%
Average personnel	8,274	7,758	7,637

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.

(4)	Excludes goodwill amortization of €28.1 million in 2004 and €33.9 million in 2003. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

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

Capital Expenditures

In 2005, we completed the upgrade of paper machine no. 3 at the Veitsiluoto Mill in Finland with a total investment of €120.8 million, of which €2.4 million was invested in 2005. In 2004, we completed upgrading and modernizing paper machine no. 1 at the Nymölla Mill in Sweden, at a cost of €22.8 million, €12.1 million of which was invested in 2004. In 2005, we also invested €20.2 million in the rebuild and sheeting renovation in the Suzhou Mill in China.

In 2004, the biological effluent treatment project at the Veitsiluoto Mill was completed at a cost of €3.4 million, and the quality and capacity development project related to paper machine no. 9 at the Grycksbo Mill in Sweden at cost of €7.3 million was also completed. In 2003, we invested €82.4 million to upgrade our paper machine no. 3 and a further €10.6 million for the office paper project at the Veitsiluoto Mill and €6.7 million in a graphic paper project at the Oulu Mill in Finland. In addition, we invested €10.7 million in the upgrade of paper machine no. 1 and €15.6 million for the office paper projects at the Nymölla Mill.

Sales

The following table sets forth the deliveries of the fine paper segment by paper grade for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of metric tons)
Graphic (coated) fine paper	2,066	2,203	2,177
Office (uncoated) fine paper	1,347	1,393	1,344

Total	3,413	3,596	3,521

The following table sets forth sales of the fine paper segment by geographic area for the year ended December 31, 2005:

2005
(%)
Northern Europe	18.3
Continental Europe	41.3
North America	31.4
Asia Pacific	3.0
Other	6.0

Total	100.0

Competition

Our principal competitors in the European coated fine paper market are M-real Corporation, Sappi Limited, Lecta and UPM-Kymmene Corporation. Asian Pulp & Paper Inc. is our principal competitor in Asia. Our principal competitors in the European uncoated fine paper market are Mondi Packaging Company, UPM-Kymmene, Grupo Portucel Soporcel, International Paper and M-real. Our principal competitors in the North American market in coated fine paper are Sappi, Cerberus and International Paper. We do not have operations in the uncoated fine paper market in North America.

The competition in the market for fine paper is principally driven by price and quality considerations.

Merchants Segment

Our paper merchants act as an important link in the distribution of our fine paper products to the graphical industry. The merchants segment comprises of service companies selling and distributing mainly fine paper products to the graphical industry. Merchants operate under the name of Papyrus in most countries, but the company names of Schneidersöhne Group in Germany and Sihl+Eika in Switzerland are kept. In 2005, the merchants segment accounted for nine percent of our sales.

We believe that Papyrus is the largest paper and packaging merchant in Continental Europe and the second largest in Europe, and its primary objective is to further enhance that position to become the leading paper merchant in Europe mainly through acquisitions. In line with this strategy, we completed two significant acquisitions in 2005: in April, the acquisition of the leading French paper merchant, PdF and, in August, the acquisition of the German-based paper merchant Schneidersöhne Group. We believe that Schneidersöhne was the second largest paper merchant in Germany by sales volume and the fifth largest in Europe in 2005. In September 2004, we completed our acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper in order to strengthen our presence in the rapidly changing European paper merchant market and to achieve synergies with our existing Dutch merchant operations.

The following table sets forth financial and statistical data regarding the merchants segment for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	627.6	637.9	1,173.2
of which group internal sales	1.8	9.6	11.1
Operating profit (loss)	(8.9)	9.9	(4.6)
Operating margin	(1.4)%	1.6%	(0.4)%
Capital expenditure	25.6 (1)	3.2	6.7
Average operating capital(2)	152.5	164.7	396.0
Operating capital, year-end(3)	159.5	192.7	665.7
ROOC(4)	(4.4)%	6.8%	0.8%
Operating profit (loss) excluding non-recurring items and goodwill amortization(5)	(6.7)	11.2	3.3
Operating margin excluding non-recurring items and goodwill amortization(5)	(1.1)%	1.8%	0.3%
Average personnel	1,254	1,296	2,095

(1)	Includes finance lease on buildings of €21.5 million.
(2)	Average operating capital excluding goodwill.
(3)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(4)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(5)	Excludes goodwill amortization of €2.2 million in 2004 and €2.2 million in 2003. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

The main market for our merchants segment is Europe. Our customer base comprises approximately 65,000 customers, primarily printers, in 19 countries. Other customers include offices and agencies in the public and private sectors. We estimate that, in 2005, our products accounted for approximately 25 percent of the total volume of merchant products distributed.

Competition

Our main competitors are PaperlinX Limited, Antalis Group, Igepa Group GmbH & Co. KG, Map Merchant Group and Inapa Group. Our strength in paper merchant operations is based on the synergistic gains generated from coordination between the distribution and production at the mills.

Packaging Boards Division/Segment

Packaging boards produces materials for packaging applications: consumer packaging boards, graphical boards, containerboards and corrugated boxes, industrial papers for laminating industry, coreboards and cores. In December 2004, Packaging Boards acquired also kraft paper and paper sack production in Poland. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions.”

Our annual production capacity for packaging board and paper is 4.2 million metric tons. We believe that we are the world’s largest producer of speciality papers. In 2005, packaging boards segment accounted for 23 percent of our sales.

The following table sets forth the capacity of packaging boards by country or geographic area for the year ended December 31, 2005:

2005
(%)
Finland	48
Sweden	27
Poland	6
Germany	6
Other Europe	6
North America	7

Total	100

Our goal in the packaging boards division is to achieve a leading position in selected markets and product segments through growth based on innovation and development. Our target is to improve competitiveness by streamlining production and improving productivity. We expect growth within this segment to take place mainly within our existing product portfolio through focused acquisitions and investments.

The following table sets forth financial and statistical data regarding the packaging boards for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	2,982.9	3,053.4	3,190.2
of which group internal sales	79.4	151.0	153.6
Operating profit	266.3	334.7	75.6
Operating margin	8.9%	11.0%	2.4%
Capital expenditure	214.3	179.2	237.6
Average operating capital(1)	2,901.4	2,974.9	3,032.4
Operating capital, year-end(2)	3,012.1	3,240.1	3,119.7
ROOC(3)	9.8%	9.0%	7.3%
Operating profit excluding non-recurring items and goodwill amortization(4)	284.2	271.3	220.0
Operating margin profit excluding non-recurring items and goodwill amortization(4)	9.5%	8.9%	6.9%
Average personnel	10,916	10,860	12,454

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €15.1 million in 2004 and €19.2 million in 2003. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

The largest market for our packaging board products is Europe but our products are sold worldwide. We believe that our strength in multilayer consumer packaging boards is based on the broad variety of pulps used in our products, the recyclability of our products and the high level of integration to our own pulp resources, which enables cost-efficient production.

Products

Consumer Boards.    Consumer packaging boards include liquid packaging boards, food service boards, graphical boards, cigarette boards and cartonboards. They are used in a variety of end-use segments forming packaging solutions, for example, for the food and non-food, pharmaceutical, cigarette and cosmetics industries and also for graphical end-uses such as postcards, brochures and covers. Our primary fiber board grades are solid bleached sulfate grades, coated unbleached kraft boards, folding boxboards and white lined chipboard, which is paperboard made of recovered fiber. Our liquid packaging boards are used for packaging of products such as milk, juices, soups and spices. Our food service boards are used in the manufacture of drinking cups and processed food packaging. We are one of the world’s leading manufacturers of consumer packaging board overall and the largest manufacturer in Europe. Due in part to our proprietary plastic coating technology and our ability to manufacture board suitable for the different packaging and filling systems of our customers, we can offer our boards for wide range of end-uses. Our consumer packaging board production facilities are located in Finland, Sweden, Germany and Spain.

Containerboards.    Corrugated board raw materials are produced in Sweden, Finland and Poland. Principal products include flutings, which are the wave forming materials for corrugated board, and liners, which are the outer layers in corrugated board. We produce both recycled and primary fiber grades and sell containerboards worldwide.

Sack Paper and Paper Sacks.    Sack paper is produced in Poland for our own paper sack production in Poland and Serbia and also for export as paper.

Cores and Coreboards.    Coreboard, which is produced from recovered fibers, sometimes combined with a small portion of primary wood pulp, is used to produce paperboard tubes for the paper, textile and plastic-film industries. Our production of coreboard in Europe is carried out through Corenso United Oy Ltd. In June 2005, we completed the acquisition of the 29 percent minority holding from UPM-Kymmene Corporation in Corenso. Corenso is a leading producer of coreboard and cores and tubes for industrial use and has production facilities in Finland, Germany, France, the United Kingdom, Spain, the Netherlands, Sweden, China and the United States. Coreboard is an essential part of our recycling strategy because used beverage cartons may be collected and recycled into coreboard. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions.”

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

Speciality Papers.    Our speciality paper products include flexible packaging papers, technical papers and label papers. Our production facilities for speciality papers are located in Finland, Germany and the United States. The speciality papers business group within our packaging boards division was created in October 2001, transferred as a business area to our fine paper division in 2003, and transferred back to the packaging board division in 2005 in connection with our organizational restructuring.

Corrugated Packaging.    Corrugated board is the forest products industry’s largest single product sector. Corrugated board is used primarily in transportation packaging and may also be used in consumer packaging. Corrugated board is produced by combining layers of linerboard and fluting in a corrugated conversion process. Linerboard is paperboard used as the top and bottom layer, around the pleated paperboard fluting, in corrugated board. We both manufacture the raw materials, linerboard and fluting, and have converting operations. Our corrugated board business area currently produces corrugated packages at our converting plants in Finland, Sweden, Estonia, Latvia, Lithuania, Hungary and Russia as well as Poland, where production facilities were acquired in December 2004. Our goal is to maintain our position as a leading producer of corrugated board in the Baltic Rim area, which is our principal market for corrugated board.

Capital Expenditure

In 2005, we decided to commence the upgrading and modernization of the BM 2 at the Fors Mill. One of the boilers at the site will also be modified to enhance the mill’s energy supply by replacing oil with biofuel. The folding boxboard production capacity of BM 2 will increase slightly. Capital expenditure on the project, which is scheduled to start in 2006 and be completed in 2007, will amount to €35 million. We invested €88.1 million in 2005 and €54.7 million in 2004 in the Energy 2005 project at the Skoghall mill. Costing a total of €211 million, the project is scheduled for completion in 2006 and aims to secure the future basis for board production at the Skoghall Mill and strengthen the mill’s energy supply to enable production with low emissions. In 2005, we also invested €40.3 million in the expansion of our corrugated board facilities in Poland, Hungary and Russia. At the Baienfurt Mill in Germany, in 2004 we invested €28.1 million to enhance the folding box board production. In 2005, we also completed a €31.7 million investment in our latest corrugated board mill in Arzamas, Russia.

Sales

The following table sets forth deliveries of packaging boards by board or paper grade for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of metric tons, except as otherwise indicated)
Consumer boards	2,270	2,316	2,294
Containerboards	285	307	490
Coreboards	281	315	281
Speciality papers	344	380	389
Laminating papers	170	181	167

Total	3,350	3,499	3,621

Cores	152	168	171
Corrugated board, millions of square meters	500	570	855

The following table sets forth sales of packaging boards by geographic area for the year ended December 31, 2005:

2005
(%)
Northern Europe	21.0
Continental Europe	55.7
North America	8.8
Asia Pacific	9.9
Other	4.6

Total	100.0

Competition

Our principal competitors in the consumer packaging board market are International Paper, MeadWestvaco Corporation, Korsnäs, AssiDomän Cartonboard AB, M-real Corporation, Iggesund Paperboard, Mayr-Melnhof Karton AG and Reno de Medici S.p.A. Our principal competitors in the corrugated board market are Kappa Packaging, Smurfit-Stone Container Corporation and SCA Packaging. Our principal competitor in the coreboard area is Sonoco Products Company. Our principal competitors in laminating papers are MeadWestvaco and International Paper.

Forest Products Division

In connection with the reorganization of our operations in May 2003, our timber and forest divisions and the pulp competence center were merged to form the new forest products product area, now called global forest products division, which operates through the wood products and wood supply segments. It enables better coordination between sawmilling, pulping and wood procurement by integrating the wood supply activities and optimizing the global wood flows.

Wood Products Segment

The wood products segment supplies sawn and processed softwood products to the construction and joinery industries and the wood products trade worldwide. Our frame construction products include standardized solid and glued posts, beams, studs and joists. The joinery industry customers manufacturing windows, doors, and furniture are supplied with a variety of solid and glued components. Merchants and retailers are supplied with rough sawn, glued and planed products for construction, interior decoration and exterior claddings.

Our focus is on mass-customized, higher value-added products — thus reducing the role of standard bulk products. Our target is to offer more complete product and service solutions to the customers.

We are one of the largest sawn softwood products supplier in the world. Our annual production capacity is 7.7 million cubic meters of sawn wood products, including 3.3 million cubic meters of value-added products. As of December 31, 2005, the segment employed approximately 5,000 people at 28 production sites, of which 21 manufacture value-added products, in ten European countries. The wood products segment has sales and distribution companies around the world.

We believe that we are the leading European supplier of sawn wood products. In 2005, wood products accounted for 11 percent of our total sales. The main markets for our sawn and further-processed wood products are in Europe, which covered 57 percent of our sales in 2005. Asia Pacific covered 26 percent, North America eight percent and North Africa and Middle East nine percent of our sales.

The following table sets forth the capacity of the wood products segment by country for the year ended December 31, 2005:

2005
(%)
Finland	30
Austria	24
Sweden	13
Czech Republic	12
Estonia	12
Other Europe	9

Total	100

Developing our product offering supports and benefits from the group fiber strategy, which aims to secure high-quality, cost-competitive raw materials from socially and environmentally sustainable sources. The target of the fiber strategy is to reduce raw material costs, which accounted for approximately 70 percent of the costs related to our wood products in 2005, to support our raw material requirements and profitability in the production process, and to serve selected customer groups in construction, joinery, decoration and packaging segments worldwide with suitable product and service offering. We intend to focus on achieving economies of scale through mill specialization and by increasing the on-line further processing of value-added products.

The following table sets forth selected financial and statistical data regarding the wood products segment for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	1,400.0	1,566.8	1,588.3
of which group internal sales	105.4	120.0	113.7
Operating profit	6.5	29.8	(56.3)
Operating margin	0.5%	1.9%	(3.5)%
Capital expenditure	141.9	68.1	44.5
Average operating capital(1)	522.9	662.6	678.0
Operating capital, year-end(2)	811.9	842.5	822.6
ROOC(3)	5.1%	5.2%	(0.5)%
Operating profit excluding non-recurring items and goodwill amortization(4)	26.5	34.7	(3.1)
Operating margin excluding non-recurring items and goodwill amortization(4)	1.9%	2.2%	(0.2)%
Average personnel	4,626	4,856	5,081

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €21.2 million in 2004 and €20.0 million in 2003. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester for an aggregate purchase price of €122.7 million. Following the completion of the acquisition, the sawmilling operations of AS Sylvester became Stora Enso Timber AS. Stora Enso Timber AS operates seven production sites in Estonia, Latvia and Lithuania. In March 2005, we acquired the remaining 34 percent of the AS Sylvester shares for a purchase price of €55.3 million. In June 2005, we acquired the remaining 49 percent share of the distribution company Stora Enso Timber Australia Pty from Moxon & Company Pty Ltd, and the remaining 51 percent share of Holzwerke Wimmer GmbH, with two KVH mills in Germany and the Czech Republic. In August 2005, we acquired from Japanese Meiken Co Ltd the remaining 49 percent share of Lamco GmbH, a glue-laminated beam mill in Austria.

In March 2006, we signed an agreement to sell our Linghed Sawmill in Sweden to Dalarna Lumber AB. In July 2005, the entire personnel of the Veitsiluoto Sawmill in Finland were laid off for the time being. In March 2006, we announced that we would restart operations at the Veitsiluoto Sawmill in spring 2006. The restart is expected to result in satisfactory profitability of the mill at lower production volume. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Profitability Improvement Plan and Asset Performance Review.” We also reduced the production volume and personnel in some other mills, especially in Finland and Austria, due to various reasons related to profitability, raw material availability and costs.

We believe that the key strengths of our wood products business lie in further specialization of our sawmills and in closer cooperation with the organization of wood supply in order to optimize the raw material specifications and costs. The proximity of some of our sawmills to our paper and board mills also creates a platform for improved efficiency. Service development to our customers as part of our product offering is another key element in our strategy. This means, among other things, developing distribution set-ups and improved information technology solutions for the order-delivery chain.

Products

Our sawmills and the production of value-added products supply wood products for the joinery and construction industries and wood products trade worldwide. The production of wood products complements our paper and board manufacturing operations as the side products of the sawmill operations are used to manufacture pulp and paper and as a bioenergy source for the manufacturing processes.

Capital Expenditure

In 2005, we invested a total of €44.5 million in our production assets. In Finland, a second ThermoWood kiln was built in Kotka and a surface coating line for planed profile boards was built in Honkalahti. In the Zdirec Sawmill in the Czech Republic, a major sawing capacity increase and new drying kilns were completed. In addition, a glue-laminated beam mill in Imavere and a planing line in Paikuse were taken into use in Estonia.

In 2004, we invested €13.1 million under the Sylvester investment program in the Baltic states, the main investment being the new beam mill at the Imavere Sawmill. We also invested €17.0 million into Finnish sawmills. Our other principal investments were a production line upgrade at the Zdirec Sawmill in the Czech Republic and building post-production lines in the Ybbs Mill in Austria. Our principal projects in 2003 were building new sawmills at Pitkäranta and Neblochi in Russia, as well as modernizing the Ala, Kopparfors and Gruvön sawmills in Sweden and the Varkaus, Kotka and Kitee sawmills in Finland.

Sales

The following table sets forth the deliveries of the wood products segment by production group for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of cubic meters)
Nordic redwood	1,344	1,495	1,277
Nordic whitewood	1,514	1,645	1,732
Central European timber	2,964	2,507	2,644
Baltic redwood	—	393	412
Baltic whitewood	—	624	676

Total	5,822	6,664	6,741

Competition

Our principal competitors in the European sawmilling sector are the major producers in Finland, Sweden and Germany, including Finnforest Corporation, UPM-Kymmene Corporation, Setra Group and Klausner Group. In the United States, our major competitors include Klausner Group and the major wood products companies in the United States and Canada. In Japan, we compete with all major forest products groups.

Wood Supply Segment

Stora Enso’s wood supply business units are located in the Baltic States, continental Europe, Finland, Russia and Sweden. Wood supply procures and supplies approximately 43 million cubic meters of wood annually for our own mills in Europe.

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

In 2005, our total wood consumption in Finland, Sweden, Continental Europe, the Baltic States and Russia amounted to 39.9 million cubic meters. Sourcing from Russia to Finland, the Baltic states and Sweden totaled 7.3 million cubic meters and from the Baltic States to Sweden and Finland 2.2 million cubic meters. In 2005, the wood supply segment accounted for five percent of our total sales.

The goal of our wood procurement operations is to secure an undisturbed supply of wood raw materials for our operations using environmentally sustainable methods. As part of this goal, our wood procurement operations seek to develop greater coordination between our wood procurement operations in the Baltic Sea region and continental Europe.

The following table sets forth financial and statistical data regarding the wood supply segment for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions, except for percentages and personnel data)
Total sales	2,074.3	2,481.5	2,501.9
of which group internal sales	1,581.7	1,931.8	1,898.0
Operating profit	116.5	156.6	(15.3)
Operating margin	5.6%	6.3%	(0.6)%
Capital expenditure	20.2	21.9	34.4
Average operating capital(1)	1,352.5	585.0 (5)	278.4
Operating capital, year-end(2)	1,798.8	176.5	380.2
ROOC(3)	8.6%	5.5%	(4.2)%
Operating profit excluding non-recurring items(4)	116.5	32.3	(11.8)
Operating margin excluding non-recurring items(4)	5.6%	1.3%	(0.5)%
Average personnel	2,618	3,157	3,415

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Exceptional transactions that are not related to normal business operations are reported as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.
(5)	The average operating capital for 2004 has been calculated to reflect the divestment of the Swedish forest assets in March 2004. Accordingly, the amount cannot directly be calculated as an average of the 2003 and 2004 year-end operating capital amounts.

We own approximately 0.1 million hectares (approximately 0.25 million acres) of forest, consisting of limited forest holdings in Canada, Portugal and certain other countries. We lease approximately 0.6 million hectares (approximately 1.5 million acres) of forest land, mostly in Nova Scotia, Canada.

In July 2002, we sold a total of approximately 600,000 hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41 percent of the shares in Tornator Timberland Oy and the remaining 59 percent is held by Finnish institutional investors. As a result of the transaction, we recorded a gain of €25.9 million. Tornator Oy and Tornator Forest Oy were merged in January 2004. We have entered into a long-term wood procurement agreement with Tornator Oy, according to which it will sell us approximately 1.5 million cubic meters of wood annually.

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by

Kinnevik Group, were sold to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and five percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113.9 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares (approximately 365,000 acres) of our forest land in Ontario, Canada.

We also own plantations in Brazil through a 50/50 joint venture and have established plantations in South-East Asia. Stora Enso Celbi, our Portuguese forest operations, comprises 45,000 hectares (approximately 110,000 acres) of eucalyptus.

In November 2005, we signed an agreement with Gaofeng Forest – Pulp & Paper Company to purchase 34,000 hectares (approximately 85,000 acres) of timber and land use rights in Guangxi, China. We also bought 37,000 hectares (approximately 92,500 acres) of land for plantations in Southern Brazil and 20,000 hectares (approximately 50,000 acres) in Uruguay during 2005.

Seasonality

Demand for our products does not depend on the seasons in any material way. Historically, seasonal variations have affected our manufacturing activities in Finland, due to the seasonal holiday shutdowns in late June and around the Christmas period. However, as a result of the new three-year collective bargaining agreement approved by the Finnish Paperworkers’ Union and the Finnish Forest Industries Federation on July 1, 2005, our production in Finland will no longer be interrupted over Christmas and Midsummer periods and, as a result, we expect our production to be subject to less seasonal variations going forward. Our manufacturing activities outside of Finland do not substantially fluctuate due to the seasons.

Raw Materials

Pulp

The principal raw material required in the manufacture of paper and board products is pulp, which is in turn made from wood or recycled fiber. Different types of paper and board products are produced with the appropriate type of pulp and chemicals as their principal raw materials.

We consume internally a majority of the pulp we produce, but we also sell a portion of it to third parties. Pulp sold to third parties is called market pulp. Because some of our paper mills are not located near our pulp mills, we also purchase market pulp from third parties. We produced 5,095 metric tons of chemical pulp in 2005. We consumed 4,296 metric tons of this amount internally for the production of paper and board and sold the remainder to third parties. We were a net buyer of pulp in 2005, with purchases exceeding sales by 18 metric tons.

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

The following table sets forth our total production of pulp, the portion of our production we used internally and the portion we sold to third parties, our purchases of market pulp and the resulting balance in 2005.

	Long- fiber pulp	Short- fiber pulp	Fluff pulp	Total Pulp
	(in thousands of metric tons)
Production
Total production	2,346	2,544	216	5,095
Deliveries to own mills	(2,050)	(2,246)	—	(4,296)

Deliveries externally	296	287	212	795
Purchases	(545)	(268)	—	(813)

Pulp balance	(249)	19	212	(18)

We sold 795,000 metric tons of pulp to third parties in 2005 compared to pulp sales of 791,000 metric tons in 2004 and 851,000 metric tons in 2003.

Our pulp mills operate under product divisions. The Celbi Mill in Portugal and the Skutskär Mill in Sweden are currently part of the fine paper division; the Norrsundet Mill in Sweden, the Kemijärvi Mill in Finland and the Sunila joint venture in Finland are part of the publication paper division; and the Enocell Mill in Finland is part of the packaging boards division.

In May 2003, we, together with Aracruz Celulose S.A., announced our decision to proceed with the construction of an eucalyptus pulp mill with an annual capacity of 900,000 metric tons for Veracel Celulose S.A. in Bahia, Brazil. The Veracel Pulp Mill started sustainable production of eucalyptus pulp in May 2005. We will be entitled to one-half of the mill’s output. The total investment in this project was €1,325 million, the appreciation of the Brazilian Real having increased this by some €320 million in 2005. Of the total investment, 45 percent was financed by equity investment made by us and Aracruz Celulose S.A. and 55 percent was financed by loans from a syndicate of development banks. As of December 31, 2005, our equity investment in this project amounted to €327.8 million. We are also studying possibilities to build a second eucalyptus fiber line at the Veracel Pulp Mill.

Energy

Electricity is a significant component of our production costs, especially in the production of mechanical pulp where electricity accounts for approximately 20 percent of variable costs on average. As a result, we own power plants located at our mills and hold substantial interests in affiliated power generators to secure a portion of our electricity needs.

The following table sets forth our total electricity procurement and electricity consumption in 2005:

	Finland	Sweden	Other Europe	North America	Asia	Total
	(Twh)
Electricity production(1):
CHP (Combined heat and power)	3.6	1.0	1.9	1.0	0.03	7.4
Hydropower	0.4	0.0	0.0	0.2	0.0	0.6
Nuclear power	1.3	0.0	0.0	0.0	0.0	1.3
Other sources	0.2	0.0	0.0	0.0	0.0	0.2

Total	5.4	1.0	1.9	1.2	0.03	9.5
External purchasing	2.4	5.2	4.2	3.9	0.15	15.8

Total procurement	7.8	6.2	6.0	5.1	0.18	25.3

Stora Enso mill consumption	7.4	6.2	5.3	4.9	0.18	23.9
External sales	0.4	0.03	0.7	0.14	0.0	1.3

(1)	The electricity supplied by our own power plants or obtained as a result of ownership interests in power companies.

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

Transportation and Logistics

We believe that we are are one of Europe’s largest consumers of transportation services by volume. While we manage the transport and distribution of our products internally, we utilize services of various suppliers in the transport field. Costs of transportation, a significant portion of which is outsourced, represented approximately 11 percent of our 2005 sales. We select transportation service providers based on long-term cost efficiency, quality, customer requirements, flexibility and environmental awareness.

Transport from the Nordic region is handled through various means, including by sea, truck and rail. Goods from our Central European mills are transported and distributed on the European continent primarily by truck. In 2000, we introduced a new transport system for our Swedish exports. One key component of the new system is an intermodal carrier for use in shipments by rail and sea. Another key component on the sea route between Gothenburg, Sweden, and Zeebrugge, Belgium, are the new roll-on/roll-off vessels, which are ships that permit direct vehicle loading. We are implementing this new transport system gradually over a five-year period. We expect the system to result in cost-savings in transport efficiency, a reduction in emissions and energy consumption per unit weight of goods by nearly one-half, and improved customer service.

In November 2003, we entered into a new long-term agreement with Forth Ports PLC for provision of a new paper terminal facility at the Port of Tilbury, outside of London in the United Kingdom. The 15-year agreement enables us to use the Port of Tilbury as our southern entry port in the United Kingdom for handling newsprint and other paper products from Sweden and Finland.

A further development in our transport system came into operation in July 2005 when our Finnish mills were connected to a new transport system. This system provides a platform for the increased utilization and development of rail and sea transport for deliveries of products from mills in Northern Europe. The system is designed to take approximately four million metric tons of products per year to our customers. Shipments from mills in Sweden and southern Finland to the United Kingdom and Belgium are routed via a hub in the Port of Gothenburg, Sweden. Two of the shipping lines involved in the system use fuel with a sulphur content of less than one percent compared to conventional fuels which can contain as much as 4.5 percent sulphur. Other environmental benefits include reductions in emissions of nitrogen oxide achieved through selective catalytic cleansing, and the highly efficient oil separation of bilge water on board to prevent oil contamination.

Environmental Matters

Environmental Regulation

Operation of Production Facilities.    We operate in an industry which is subject to comprehensive environmental regulation and governmental supervision. Environmental standards are established by regulatory and administrative norms and environmental permits and licenses. Violations of these regulations and permits could result in fines, injunctions, including orders to cease the violating operations and to improve, or pay for the improvement of the condition of the environment in the affected area, or other penalties. Environmental permits are subject to modification and revocation by the issuing authorities and must be periodically updated. Management believes that we are in substantial compliance with the environmental laws and regulations applicable to us and that, in general, our discharges and emissions are within or well below levels established by regulation or permits. In those cases where permit limits are exceeded or other infractions occur, we take prompt action to correct the situation, working cooperatively with the authorities.

We invest substantial capital resources on environmental compliance and monitoring of the environment. In 2005, we spent €233 million on capital expenditures and operating and maintenance costs relating to environmental compliance, compared to €261 million in 2004 and €254 million in 2003. The variability in our capital expenditure and operating and maintenance costs for environmental compliance is attributable to the fact that our capital projects for such matters are generally large, although few in number. We expect these amounts generally to decrease over time as capital projects are completed. In addition, we routinely incur costs for the remediation of environmental conditions at our various facilities. Our major current remediation projects include decommissioning activities at the Falun mine in Sweden, the clean-up of mercury contamination at the former chloralkali plant at Skoghall in Sweden, the final safe disposal of mercury at the Skutskär harbor in Sweden and the remediation of soil contamination by chlorophenols, dioxins and furanes at the former Pateniemi Sawmill in Oulu, Finland. We have recorded a provision relating to environmental liabilities amounting to €44.1 million as of December 31, 2005.

The U.S. Clean Air Act Amendments of 1990 establish Maximum Achievable Control Technology (“MACT”) standards to reduce air emissions of hazardous air pollutants. The MACT standards for different industrial categories are being developed by the U.S. Environmental Protection Agency (the “EPA”). We are in compliance with the first phase of the Cluster Rules, which became effective on April 15, 2001, and establish air and water emissions standards for chemical pulping. The second phase of such rules will become effective on April 17, 2006. We are also in compliance with the MACT regulations applicable to kraft pulp mill, lime kiln, recovery boiler and smelt dissolving tank sources which became effective on March 13, 2004, and we are in compliance with the paper and other web coating MACT standards which became effective on December 5, 2005. On September 13, 2004, the EPA finalized the industrial boiler MACT regulations. The compliance with the rule is required by September 13, 2007. These regulations impact 11 existing solid fuel boilers at our operations in the United States. We continue to review compliance options to develop cost effective compliance plans. The rule does contain significant recordkeeping, monitoring and reporting requirements.

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

Forestry and Wood Procurement.    Our wood procurement strives for balancing the economic, environmental and social aspects of sustainability. Our wood procurement operations meet the requirements of all applicable policy, legal and regulatory obligations in the host jurisdiction. Much of the environmental legislation to which we are subject is intended to preserve natural biodiversity of forests and create a legal framework for long-term sustainability of forest management. We strive to gain acceptance and recognition for our forest management and wood procurement practices through certification by independent parties. In 2005, approximately 49 percent of all the wood used by us (excluding externally purchased chips) came from certified forests. The remaining 51 percent of the wood used by us come from uncertified sources, which are nevertheless covered by our own traceability systems. Our wood procurement operations in the United States received ISO 14001 certification in 2002, while our Canadian wood procurement has been operating with an ISO 14001 certificate since 1998.

We do not purchase wood from protected areas or areas in the process of designation for protection, unless purchases are clearly in line with the relevant conservation regulations and goals. We do not purchase wood from old-growth forests. Our wood traceability system, which enables us to verify the sustainability and legality of wood sources, covered all of our fiber sources at the end of 2005.

Content of Recycled Fiber.    In recent years, forest products companies have been subject to increasing pressure to use renewable resources in the manufacture of their products and to manufacture recyclable products. In some jurisdictions where we operate, legislation has been enacted to require minimum levels of recycled fiber in forest industry products. In 2005, we used approximately 2.6 million metric tons of recycled paper in the manufacture of our products.

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

In 2005, most of our environmental performance indicators developed favorably in total and when normalized for production. Total emissions to air, discharges to water and waste to landfill were lower partly due to the labor dispute in Finland during the second and third quarters of 2005.

We are starting to realize the results of our climate change strategy aimed at energy efficiency and maximizing the use of renewable energy sources. Direct emissions of carbon dioxide from non-renewable fossil fuel sources decreased by three percent in 2005 compared to 2004 when normalized. Normalized emissions of total sulfur dioxide and nitrogen oxides decreased in 2005 by nine percent and five percent, respectively, compared to 2004. Emissions of sulfur dioxide were primarily lower due to a fuel switching trial at the Biron Mill in the United States, process changes at the Port Hawkesbury Mill in Canada and a desulfurization system at the Suzhou Mill in China. All air emissions were positively impacted by overall improvements in energy efficiency.

In 2005, notable reductions were achieved in AOX and COD discharges into water, with reductions normalized for production volume amounting to eight percent for AOX and nine percent for COD. Significant contributions to reduced COD discharges included process changes at the Port Hawkesbury Mill in Canada, reduction in the use of bleaching chemicals and improved wastewater treatment at the Oulu Mill in Finland, and improved wastewater treatment efficiency at the Anjalankoski Mill in Finland and the Nymölla Mill in Sweden. The positive AOX results can be attributed to continuous improvement of our modern bleaching and wastewater treatment processes at our chemical pulp mills. In 2005, however, normalized nitrogen and phosphorus discharges increased by eight percent for nitrogen and seven percent for phosphorus compared to 2004. The increases were largely due to the need to increase nutrients during process upsets. However, the long-term trend since 2001 indicates normalized nitrogen and phosphorus discharges have been reduced by three percent and 18 percent.

Land filling of solid waste normalized for production volume decreased by 11 percent in 2005. The decrease was largely due to less generation and beneficial reuse of wood handling wastes from the Wisconsin Rapids Mill in the United States and the new sludge dewatering press at the Corbehem Mill in France, allowing 100 percent of its sludge to be used for agricultural purposes. Due to our continuing commitment to reduce waste and find beneficial uses, the quantity landfilled has been reduced by 27 percent normalized since 2001.

We have been included in the Dow Jones Sustainability Indexes, DJSI World and DJSI STOXX, for seven consecutive years and are the only forest products and paper company that has been included in the indexes every year since the index was first launched. We have also been included in Innovest’s Climate Leadership Index and were evaluated as best in class in addressing climate change according to the Carbon Disclosure Project. In 2005, we were included in the Global 100, a list of the 100 most sustainable companies in the world. We were considered among the best in class in the paper and forest products industry in managing environmental, social and governance risks and opportunities. The 100 top sustainability performers are chosen from the MSCI (Morgan Stanley Capital International) World Index from amongst approximately 1,800 publicly-traded companies.

Significant Subsidiaries

Stora Enso Oyj, our parent company, holds approximately 20 percent of the operating assets of the Stora Enso group, including packaging board and fluting mills in Imatra and Heinola in Finland, fine paper mills in Imatra, Oulu, Kemi and Varkaus in Finland, a magazine paper mill in Kemi in Finland and a pulp mill in Kemijärvi in Finland. Our subsidiaries conduct the substantial majority of the operations of the Stora Enso group and directly own the substantial majority of the assets of the Stora Enso group.

We have the following significant subsidiaries:

•	Stora Enso North America Inc. is a holding company for our operations in North America. It is incorporated in the United States and has its registered office in Wilmington, Delaware. It had issued share capital of $1,913 million and paid us no dividends in the year ended December 31, 2005. Our parent company owns 85.8 percent of the issued and outstanding shares of Stora Enso North America Inc., while the remaining 14.2 percent is owned by Stora Enso AB.

•	Stora Enso AB is the holding company for the shares in our Swedish companies. It is incorporated in Sweden and has its registered office in Falun. It has issued share capital of SEK 1,000 million. It acquired all the remaining assets of Stora Kopparbergs Bergslags AB, a wholly-owned subsidiary of our parent company, in June 2003. Before the acquisition, Stora Kopparbergs Bergslags AB paid us dividends of SEK 15,000 million. Stora Enso AB paid us no dividend in the year ended December 31, 2005. Our parent company owns all of the issued and outstanding shares of Stora Enso AB.

Property, Plants and Equipment

We own our registered office located at Kanavaranta 1, Helsinki, Finland. We rent our other principal executive office in Stockholm and our international office in London. We generally own our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

The following table sets forth our principal manufacturing facilities:

Mill	Location	Grade/Product	Capacity as of December 31, 2005 (thousands of metric tons)
Publication Paper			8,280
Anjala	Finland	Improved newsprint, book	515
Biron	United States	Light-weight coated	355
Corbehem	France	Light-weight coated	560
Duluth	United States	Supercalendered	235
Hylte	Sweden	Newsprint	830
Kabel	Germany	Light-weight coated, medium-weight coated, heavy-weight coated	615
Kotka	Finland	Machine finished coated	170
Kvarnsveden	Sweden	Supercalendered, newsprint	910
Langerbrugge	Belgium	Supercalendered, newsprint, improved newsprint, directory	550
Maxau	Germany	Supercalendered, newsprint	695
Niagara	United States	Light-weight coated	220
Port Hawkesbury	Canada	Supercalendered, newsprint	570
Reisholz	Germany	Supercalendered	215
Sachsen	Germany	Newsprint, directory	340
Summa	Finland	Machine finished, newsprint, improved newsprint	410
Varkaus	Finland	Directory, improved newsprint, newsprint	285
Veitsiluoto	Finland	Light-weight coated, medium-weight coated	440
Whiting	United States	Light-weight coated	210
Wolfsheck	Germany	Supercalendered, wallpaper base	155

Fine Paper			4,405
Berghuizer	The Netherlands	Wood free uncoated	245
Grycksbo(1)	Sweden	Wood free coated	285
Imatra	Finland	Wood free uncoated	215
Kimberly	United States	Wood free coated	470
Nymölla	Sweden	Wood free uncoated	470
Oulu	Finland	Wood free coated	1,015
Suzhou	China	Wood free coated	195
Uetersen	Germany	Wood free coated	200
Varkaus	Finland	Wood free coated, wood free uncoated	325
Veitsiluoto	Finland	Wood free uncoated	550
Wisconsin Rapids	United States	Wood free coated	435

(1)	In March 2006, we completed the sale of our Grycksbo Mill. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.”

Mill	Location	Grade/Product	Capacity as of December 31, 2005 (thousands of metric tons)
Packaging Boards Consumer Boards			2,730
Baienfurt	Germany	Folding boxboard	205
Barcelona	Spain	White line chipboard	170
Fors	Sweden	Folding boxboard	380
Imatra	Finland	Solid bleached sulphate board, folding boxboard, liquid packaging boards	930
Ingerois	Finland	Folding boxboard	205
Pankakoski	Finland	Folding boxboard, wood pulp board solid bleached sulphate board	95
Skoghall	Sweden	Liquid packaging boards, folding boxboard, white top linerboard	745

Industrial Packaging
Industrial Papers			720
Heinola	Finland	Fluting	285
Imatra	Finland	Laminating papers	25
Kotka	Finland	Laminating papers	160
Ostroleka	Poland	Testliner, recovered paper, sack and wrapping papers	250

Coreboard			345
Pori	Finland	Coreboard	125
Soustre	France	Coreboard	90
Varkaus	Finland	Coreboard	95
Wisconsin Rapids	United States	Coreboard	35

Total Industrial Packaging			1,065

Speciality Papers			405
Imatra	Finland	Coated specialities	85
Kimberly	United States	Coated specialities	120
Stevens Point	United States	Coated specialities	130
Uetersen	Germany	Coated specialities	70
			4,200

Further Processing Consumer Boards
Plastic Coating Plants			480
Forshaga	Sweden	Plastic coating	140
Hammarby	Sweden	Plastic coating	15
Imatra	Finland	Plastic coating	280
Karhula	Finland	Plastic coating	45

Industrial Packaging
Corrugated Packaging			1,110
Arzamas	Russia	Corrugated packaging	90
Balabanovo	Russia	Corrugated packaging	150
Heinola	Finland	Corrugated packaging	65
Intercell	Poland	Corrugated packaging	280
Jönköping	Sweden	Corrugated packaging	80
Kaunas	Lithuania	Corrugated packaging	20
Lahti	Finland	Corrugated packaging	110
Páty	Hungary	Corrugated packaging	30
Riga	Latvia	Corrugated packaging	90
Ruovesi	Finland	Corrugated packaging	20
Skene	Sweden	Corrugated packaging	80
Tallinn	Estonia	Corrugated packaging	20
Tartu	Estonia	Corrugated packaging	5
Tiukka	Finland	Corrugated packaging	20
Vikingstad	Sweden	Corrugated packaging	50

Mill	Location	Grade/Product	Capacity as of December 31, 2005 (thousands of metric tons)

Cores			232
Hangzhou	China	Cores	30
Corenso Edam	The Netherlands	Cores	10
Corenso Elfes	Germany	Cores	35
Corenso Svenska	Sweden	Cores	35
Corenso Tolosana	Spain	Cores	15
Corenso UK	United Kingdom	Cores	40
Imatra	Finland	Cores	7
Loviisa	Finland	Cores	22
Pori	Finland	Cores	13
Wisconsin Rapids	United States	Cores	25

Chemical Pulp			5,490
Celbi	Portugal	Short-fiber eucalyptus	315
Enocell	Finland	Short and long-fiber	680
Kaukopää	Finland	Short and long-fiber	855
Kemijärvi	Finland	Long-fiber	245
Kotka	Finland	Long-fiber	175
Norrsundet	Sweden	Long-fiber	295
Nymölla	Sweden	Short and long-fiber	355
Ostroleka	Poland	Long-fiber	105
Oulu	Finland	Short and long-fiber	375
Skutskär	Sweden	Short, long-fiber and fluff pulp	550
Skoghall	Sweden	Long-fiber	305
Tainionkoski	Finland	Short and long-fiber	170
Varkaus	Finland	Short and long-fiber	210
Veitsiluoto	Finland	Short and long-fiber	400
Wisconsin Rapids	United States	Short and long-fiber	455

Deinked Pulp			1,900
Duluth	United States	Deinked pulp	100
Hylte	Sweden	Deinked pulp	360
Keräyskuitu	Finland	Deinked pulp	70
Langerbrugge	Belgium	Deinked pulp	650
Maxau	Germany	Deinked pulp	295
Sachsen	Germany	Deinked pulp	425

CMTP			610
Fors	Sweden	Chemi-thermo-mechanical pulp	160
Kaukopää	Finland	Chemi-thermo-mechanical pulp	200
Skoghall	Sweden	Chemi-thermo-mechanical pulp	250

Mill	Location	Grade/Product	Capacity as of December 31, 2005 (m3 in thousands)	Further processing capacity as of December 31, 2005 (m3 in thousands)
Wood Products			7,660	3,265
Ala	Sweden	Redwood	370	20
Alytus	Lithuania	Whitewood, Redwood	180	90
Amsterdam	The Netherlands	—	—	110
Bad St. Leonhard	Austria	Central European Timber	370	240
Brand	Austria	Central European Timber	420	275
Gruvön	Sweden	Whitewood, Redwood	400	150
Honkalahti	Finland	Whitewood, Redwood	350	70
Imavere	Estonia	Whitewood, Redwood	400	145
Impilahti	Russia	Whitewood	120	—
Kitee	Finland	Whitewood	390	120
Kopparfors	Sweden	Whitewood	300	150
Kotka	Finland	Whitewood	320	60
Launkaine	Latvia	Whitewood, Redwood	215	—
Linghed(1)	Sweden	Redwood	40	—
Nebolchi	Russia	Whitewood	150	—
Näpi	Estonia	Whitewood, Redwood	150	80
Paikuse	Estonia	Whitewood	220	80
Pfarrkirchen	Germany	—	—	130
Plana	Czech Republic	Central European Timber	350	255
Sauga	Estonia	Whitewood, Redwood	130	90
Sollenau	Austria	Central European Timber	410	310
Tolkkinen	Finland	Whitewood	270	—
Uimaharju	Finland	Redwood	300	—
Varkaus	Finland	Whitewood	345	100
Veitsiluoto	Finland	Redwood	200	—
Vilnandi	Estonia	—	—	20
Ybbs	Austria	Central European Timber	700	440
Zdirec	Czech Republic	Central European Timber	590	330

(1)	In March 2006, we signed an agreement to sell the Linghed Sawmill to Dalarna Lumber AB of Sweden. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.”

Item 4A. Unresolved Staff Comments.

Not applicable.

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

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 32 to our consolidated financial statements.

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

In the past, consumption of most paper grades by end-users has in our experience increased steadily by approximately two to three percent per year, and levels of consumption have not typically followed price fluctuations. In contrast, demand for paper and board products by customers of paper producers has fluctuated significantly, suggesting that customer demand is driven by a combination of end-user consumption and changes in the levels of inventory that customers maintain. Some customers aim to build inventories in anticipation of increases in paper and board prices and then satisfy end-user demand from their inventories when paper and board prices are high.

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

As a response to historically high paper and board prices in 2000 and 2001, significant investments were made in Europe in the industry to increase production capacity. Over the past three years, this has lead to excess capacity in Europe, which combined with the decreased sales of the European excess production to Asia has resulted in increasing pricing pressure for paper and board products. In addition, exports from Europe to United States has been impacted adversely by the weakening of the U.S. dollar again the euro.

The following table sets forth estimated global consumption of paper and board in 2005(1):

	Western Europe	North America	Asia and Oceania
	(million tons)
Standard newsprint	9.1	10.4	12.7
Uncoated magazine paper	5.7	6.2	2.1
Coated magazine paper	7.0	5.9	3.0
Coated fine paper	8.1	5.6	11.3
Uncoated fine paper	9.6	13.2	21.6
Containerboards	20.5	30.8	44.1
Cartonboards	6.9	14.3	16.4

(1)	Source: RISI, February 2006 and Stora Enso.

In 2005, the global demand for paper and board products improved seasonally in the latter part of the year, but the total annual growth was modest despite the strong economic growth in most regions. In advertising- driven paper grades, volumes increased slightly in Europe but decreased in North America. Excess capacity kept the markets competitive and prices low. Packaging board markets were stable and prices remained largely unchanged. Depressed profitability has prompted some capacity closures, especially in North America. However, capacity continued to grow rapidly in Asia, especially in China, and net imports into the region declined. Restructuring in the industry continued and private equity firms consolidated further their role in the paper and board industry.

In 2004, the slowdown in the world economy, which began in 2001, continued to cause uncertainty in the market for forest industry products for the fourth year. However, demand strengthened during 2004 in advertising-driven paper grades and we estimate that deliveries of publication and fine paper increased by six to eight percent but the prices remained at low levels due to overcapacity in the supply. The packaging board market was stable in 2004 with respect to both demand and prices. Demand for products was strong in whitewood but the redwood market was weaker due to European overcapacity.

In 2003, demand for advertising-driven paper grades stayed at a low level. Paper prices in Europe stayed at a low level during 2003 due to excess capacity in certain paper grades. In North America, the moderate growth that started in late 2002 accelerated towards the end of 2003, resulting in increases in North American prices for newsprint and magazine paper.

In 2005, our principal variable costs related to wood, timber and recycling paper, accounting for approximately 18 percent of sales; transport and sales commissions, accounting for approximately 11 percent of sales; production service, accounting for approximately 11 percent of sales; chemicals and filler, accounting for approximately nine percent of sales; and energy, accounting for approximately eight percent of sales. Historically, these percentages have remained relatively stable and have not varied significantly during the periods under review below. However, prices for wood and timber and for energy may fluctuate significantly, affecting our profitability.

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

Among our fixed-cost components, personnel costs accounted for approximately 16 percent of sales and depreciation and amortization amounted to approximately nine percent of sales in 2005. Historically, these percentages have remained relatively stable and have not varied significantly during the periods under review below. A one percent increase in payroll costs would increase our total personnel costs by approximately €22 million.

Outlook

In Europe, a slight increase in advertising and direct marketing is expected to stimulate demand for advertising-driven papers. Demand for newsprint and magazine paper has been good and we expect it to grow moderately in 2006, with demand for supercalendered paper in particular expected to recover following a weak 2005. Prices are expected to rise as a result of the year-end contract negotiations. We believe that the fine paper market will experience a seasonally good first quarter in 2006, with favorable outlook, which should support some price increases. In packaging board, order books are good in most grades and we expect demand to remain firm with some price improvements. Demand for wood products is stable, but continuing oversupply in Europe is keeping the market challenging.

In North America, we expect print advertising to remain at a healthy level. However, increases in postal rates may have some negative impact on the growth in magazine and catalogue markets, and only modest demand growth is anticipated in magazine and coated fine paper in North America. A further decline in newsprint demand is predicted. We expect prices to remain firm in magazine and coated fine paper, and to improve in newsprint.

In Asia, demand for coated fine paper is slowing following the normal seasonal pattern.

We expect our operating profit excluding non-recurring items and, thereby, our profitability to improve for the year 2006 as compared to the year 2005.

Recent Developments

Recent Divestitures

We have been actively streamlining our operations, focusing on our core businesses. Our recent dispositions include the following:

Mills.    In March 2006, we completed the sale of our Grycksbo Mill in Sweden to Accent Equity, a Swedish private equity firm. The sales price of the equity was €37 million and our interest-bearing net liabilities will decrease by the same amount. As a result of the disposition, we expect to record a capital loss of approximately €20 million in the first quarter of 2006. See “—Profitability Improvement Plan and Asset Performance Review” below.

Also in March 2006, we signed an agreement to sell our Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The sales price is €1.1 million. We do not expect the impact of this divestiture on our profit to be material. See “—Profitability Improvement Plan and Asset Performance Review” below.

Forest Land.    In October 2004, we sold our majority shareholding in PT Finnantara Intiga, the owner of the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., which is part of the Sinar Mas Group. The book value of the plantation at sale was €21.8 million and the disposal resulted in an overall profit of €2.4 million.

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and five percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was also financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113.9 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it will sell us approximately 4.5 million cubic meters of wood annually.

Also in March 2004, we sold 146,000 hectares (approximately 365,000 acres) of our forest land in Ontario, Canada. In December 2003, we wrote down the book value of our forest land in Ontario by €17.6 million.

Other.    In August 2005, we signed an agreement to divest our 18.8 percent ownership of Advance Agro Public Company Limited of Thailand to private investors based in Hong Kong for $80 million (€65 million). The transaction consideration will be payable to an escrow account, the last payment of which is expected to be made no later than the third quarter of 2006. The title to the shares will pass upon full payment of the consideration.

Recent Acquisitions

In December 2005, we acquired a wood procurement company in Russia in a transaction valued at €6.1 million as a part of our effort to enhance our fiber supply. This acquisition will not affect our turnover as the supplies will be internal. The Russian company had 510 employees as of December 31, 2005.

In August 2005, we completed our acquisition of the German-based paper merchant Schneidersöhne Group, following approval by regulatory and competition authorities. The debt-free acquisition price was €441.6 million. Schneidersöhne was consolidated as part of our merchant business, Papyrus, as from September 2005. We estimate that, in 2005, Schneidersöhne was the second largest paper merchant in Germany and the fifth largest in Europe by sales volume. Schneidersöhne had operations in 11 countries, its biggest markets being Germany and Switzerland. In 2005, Schneidersöhne’s net sales were €1,073 million and, as of December 31, 2005, it had approximately 1,900 employees.

In July 2005, our wholly-owned subsidiary Stora Enso China Holdings AB increased its ownership in the Suzhou Mill from 80.9 percent to 96.5 percent by acquiring the 15.6 percent holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition price was €8.5 million. The remaining minority of 3.5 percent is owned by the Suzhou New District Economic Development Group, and we have the option to purchase this remaining minority share in the future. We acquired our initial shareholding in the Suzhou Mill in 1998 to start producing coated fine paper in China and, in 2004, we decided to modernize the mill to increase the production capacity. Our increased ownership facilitates this expansion of the mill and at the same time we made an equity injection of €39.9 million to finance it.

In July 2005, our wholly-owned subsidiary Stora Enso Timber AG completed an acquisition of the remaining 51 percent in Holzwerke Wimmer GmbH in Germany and its subsidiary at Zdirec in the Czech Republic. The Wimmer companies specialize in the further processing of our products. The purchase price was €5.2 million and, together with the existing book value of €5.0 million for the 49 percent already owned by Stora Enso Timber AG, this gave an acquisition value of €10.2 million, equivalent to the net assets acquired. In 2005, the Wimmer companies’ net sales were €69.0 million and it had approximately 160 employees as of December 31, 2005.

In June 2005, we completed the acquisition of the 29 percent minority holding from UPM-Kymmene Corporation in Corenso United Oy Ltd., following approval by regulatory and competition authorities. Corenso is a leading producer of coreboard and cores and tubes for industrial use and has four coreboard mills and 14 core factories in Europe, China and North America and associated companies in Canada and Spain.

In May 2005, we signed a letter of intent relating to a joint venture with a leading Chinese newsprint producer Shandong Huatai Paper. According to the letter of intent, we will have 60 percent and Huatai 40 percent of the joint venture. The estimated cost of the investment is €100 million to €115 million.

In April 2005, we completed an acquisition of a leading French paper merchant, Papeteries de France (“PdF”), from International Paper for a debt-free acquisition price of €17.1 million. PdF, which had annual net sales of approximately €149.2 million in 2005, became part of our merchants segment, Papyrus.

In 2005, we also made a small acquisition in Belgium for €2.2 million, intended to ensure fiber supply to our Langerbrugge Mill.

In December 2004, we completed an acquisition of 65.5 percent of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation for an acquisition price of €131.8 million, including net cash and acquisition costs of €37.9 million. The fair value of the net assets acquired amounted to €201.2 million and although there was no goodwill, intangibles amounted to €16.7 million. The acquisition is part of our strategy of expanding our packaging board operations and will strengthen our presence in the growing Polish market. Intercell is one of Poland’s biggest corrugated packaging companies, with integrated operations from waste paper collection to corrugated packaging production, and has three corrugated packaging plants in Poland, as well as one sack factory in Poland and one in Serbia. In 2004, Intercell’s net sales were €147 million and it had approximately 1,900 employees as of December 31, 2004.

In September 2004, we completed our acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper in order to strengthen our presence in the rapidly changing European paper merchant market and to achieve synergies with our existing Dutch merchant operations. Scaldia had net sales of €104.0 million in 2004 and employed 152 employees as of December 31, 2004. The total purchase price amounted to €32.1 million of which goodwill accounted for €6.6 million.

We also made various small acquisitions in Russia in 2004 as part of our Wood Supply Europe plan to reduce supply risk by securing sources of fiber. We invested €12.2 million in Russian acquisitions in 2004 and the fair value of the acquired net assets approximates their cost. As a result of these acquisitions, our fiber procurement from Wood Supply Russia increased substantially in 2004. As of December 31, 2004, Wood Supply Russia had 1,674 employees, compared to 90 as of December 31, 2003.

In February 2003, we completed the acquisition of 66 percent of the shares in AS Sylvester, the leading sawmilling and wood procurement company in Estonia, and 100 percent of the shares in the wood procurement subsidiary of Sylvester, for an aggregate purchase price of €122.7 million of which €72.0 million represented goodwill. Sylvester operates six sawmills in Estonia and Latvia and had net sales of approximately €160 million in 2002 and 1,340 employees as of December 31, 2002. In addition, the purchase agreement included an option to buy out the remaining shares for a consideration to be determined by performance targets. This option was exercised in March 2005 for a purchase price of €55.3 million.

Profitability Improvement Plan and Asset Performance Review

In 2005, we launched a profitability improvement plan (“Profit 2007”) and an asset performance review to improve the competitiveness of our European production base. Profit 2007 targets an improvement in annual pre-tax profit of €300 million from mid-2007 onwards. There were several non-recurring items in 2005 related to these two plans. The non-recurring items amounted to €451.4 million, comprising €297.8 million in write-downs, €18.7 million in restructuring charges with immediate cash impact and €134.9 million in provisions, mainly related to redundancies, which will have a cash impact mostly during 2006. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

Following our asset performance review, we announced that we plan to close a number of units and identified other units that will be divested or placed under scrutiny. The units that are to be closed have not been achieving our financial performance targets. The closures are intended to improve the viability of our asset base and would reduce annual capacity by approximately 400,000 metric tons in the short-term. The decision to divest units has been based on an assessment of units’ profit potential, strategic fit and realizable value. We plan to close two paper machines at the Corbehem Mill in France and divest one paper mill in Wolfsheck, Germany, within the publication paper division, and to close one paper machine at the Varkaus Mill in Finland. As a part of the asset performance review in the fine paper segment, we sold the Grycksbo Mill in Sweden in March 2006. The possible divestment of the Celbi Pulp Mill in Portugal is also being assessed in the fine paper segment. The mill is performing well, but following the start-up of the Veracel Pulp Mill joint venture in Brazil, the pulp balance of Stora Enso group has changed, and pulp production for captive use is now larger than needed. We also plan to close two mills, in Hammarby, Sweden, and Stevens Point, United States, and are assessing the possible divestment of the Pankakoski Mill in Finland within the packaging boards segment. These closures are expected to be completed during 2006. In addition, profit improvement measures have begun in the forest products division with the divestment of the Linghed Sawmill in Sweden. An agreement relating to the sale of the Linghed Sawmill was signed in March 2006. See “—Recent Divestitures” above.

Certain mills that have not been closed have been placed under scrutiny with respect to financial and operational performance. Mill performance will be evaluated using a range of financial and operational indicators, with long-term profitability as the key criterion. Final decisions about their future are expected to be taken during 2006. In the publication paper division, two paper mills, the Reisholz Mill in Germany and the Summa Mill in Finland, have been placed under scrutiny. The Veitsiluoto Sawmill in Finland has been idle since mid-2005. In March 2006, we announced that we would restart operations at the Veitsiluoto Sawmill in spring 2006. The restart is expected to result in satisfactory profitability of the mill at a lower production volume. The main changes in the operating environment of the mill that have enabled the restart include the more favorable wood raw material costs and improved market prospects for Nordic redwood products, as well as locally agreed flexible working. In addition, two paper mills, the Berghuizer Mill in the Netherlands and the Uetersen Mill in Germany, are under scrutiny in the fine paper segment. In the forest products division, we have also taken decisions to reduce production volumes and personnel at some other sawmills. These actions aim at balancing raw material costs and availability, as well as overhead costs, with the sales price potential of the wood product market. Further actions will involve productivity improvements, more efficient logistic solutions, reduction of fixed costs and further fine-tuning of the organization.

Profit Enhancement Plan Related to Our North American Assets

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

In 2005, our profit enhancement plan for our North American operations was largely concluded and the targeted EBITDA improvement of $145 million annually was achieved. As part of the profit enhancement plan, we have reduced our North American workforce from a total of 7,300 as of December 31, 2000 to a total of 4,454 as of December 31, 2005. We merged our North American division into our global product divisions on September 1, 2005.

Other Restructuring

In April 2002, we closed down our folding carton operations and pasted chip line at our Wisconsin Rapids Mill in the United States. The mill’s annual capacity was 25,000 metric tons. In addition, we decided to close down light-weight coated paper machine no. 23 at our Biron Mill in the United States. As part of our asset restructuring plan, we have invested approximately €48 million during the years 2003, 2004 and 2005 to modernize selected pulp and paper machines in our magazine paper product area, including rebuilding the light-weight coated paper machine no. 26 at our Biron mill, on which we invested €14.0 million in 2005 and €23.3 million in 2004.

In the publication paper division, we built a new paper machine at a cost of €470.5 million and closed down paper machine no. 9 at the Kvarnsveden Mill in Sweden, both completed in 2005; and are rebuilding paper machine no. 6 at the Maxau Mill in Germany with an estimated total cost of approximately €168 million, of which €1.2 million was invested in 2005 and €111.4 million in 2004 and €52.9 million in 2003. We are also rebuilding paper machine no. 5 at the Corbehem Mill in France with an estimated total cost of €70.0 million, of which €38.7 million was invested in 2005 and €25.7 million in 2004.

In the global publication paper and fine paper divisions, we are replacing the existing stone groundwood pulp line at the Varkaus Mill in Finland by a new thermomechanical pulping line with an estimated total cost of approximately €48 million, of which €35 million is allocated to the publication paper division and €13 million to the fine paper division. In 2005, €2.3 million was allocated to the publication paper division and €0.6 million was allocated to the fine paper division.

In the fine paper division, we invested a total of €120.8 million to upgrade paper machine no. 3 at the Veitsiluoto Mill in Finland, of which €2.4 million was invested in 2005 and €27.5 million in 2004 while the main part of the investment was made prior to 2004. In 2004, we completed upgrading and modernizing paper machine no. 1 at the Nymölla Mill in Sweden, at a cost of €22.8 million, €12.1 million of which was invested in 2004.

In the forest products division, we modernized and enhanced the Varkaus and Kotka sawmills in Finland at a cost of €25.6 million in 2003. We also invested €10.7 million in the completion of a new sawmill at Pitkäranta in Russia in 2003 and made a total investment of €8.8 million in the construction of a second sawmill at Nebolchi in Russia.

In North America, we completed the rebuild of a paper machine at the Kimberly Mill in the United States in 2003 at a cost of $13 million (€10 million). We are also making targeted investments at the Wisconsin Rapids, Biron, Niagara and Whiting mills in the United States and expand the thermomechanical pulp line at the Port Hawkesbury Mill in Canada. These investments will be balanced by the closure of unprofitable capacity at the Wisconsin Rapids, Biron, Kimberly and Port Hawkesbury mills.

Changes in Organizational Structure

On March 31, 2005, we announced a new organizational structure, which took effect on May 1, 2005. We reviewed our organizational structure as a number of key persons were reaching their retirement age. The new organization focuses on broadening the experience of a number of our key managers, reducing the number of management levels within our organization, expanding in emerging markets and developing our global product divisions. In addition, on February 2, 2006, we announced our decision to further develop our organization and manning by revising our staff function and geographic division structure. The first phase of these changes was implemented on February 1, 2006, and the remaining changes, as described below, will take effect on April 1, 2006. We merged our North American division into our global product divisions in order to streamline our organizational structure with effect from September 1, 2005. The North American business areas became part of our global product divisions as follows: coated magazine paper, uncoated magazine paper and newsprint were integrated into the global publication paper division and fine paper was integrated into the global fine paper division.

As from May 1, 2005, our global publication paper and fine paper divisions and North American operations each have reported to our chief executive officer. The process of identifying and achieving synergies within the paper and fine paper divisions continues and is extended to the relevant business areas or corporate staff functions such as corporate strategy and market services. This is expected to ensure that some of the successful initiatives by the paper and fine paper divisions are implemented throughout our group. As from May 1, 2005, our merchants segment has reported to our fine paper division. However, the merchants segment remains independent from our fine paper division in order to preserve the required integrity towards suppliers and customers. In addition, our speciality papers product area was transferred to our packaging boards product division on May 1, 2005.

In connection with our organizational changes, we have reduced the number of our staff functions and made a number of new appointments in our senior management. See “Item 6. Directors, Senior Management and Employees—Management of Stora Enso—Executive Management Group.”

Other Recent Developments

In March 2006, we announced that we will rebuild the woodhandling department at our Varkaus Mill in Finland. The existing four-line woodhandling facility will be replaced with modern two-line debarking, chipping and screening equipment. The total capital expenditure is expected to amount to approximately €47 million. The project is expected to start in May 2006 and to be completed in September 2007.

In March 2006, we sold our entire holding of 8,746,620 shares in Sampo Oyj for approximately €155 million. The shares represented 1.54 percent of the total number of outstanding shares in Sampo Oyj. As a result, we will record a capital gain of €130.0 million as a non-recurring financial item in our results for the first quarter in 2006. The shareholding in Sampo Oyj has been a non-core financial investment. The sale is consistent with our objective of concentrating our capital resources on our core businesses.

Our credit ratings have been recently downgraded by both S&P and Moody’s. For more information on these downgradings, see “—Liquidity and Capital Resources” below.

At the Port Hawkesbury Mill in Canada, labor negotiations have been ongoing for almost two years. The mill’s machines have been at a standstill since December 24, 2005. As the negotiating parties could not reach an agreement, a lockout was declared on January 26, 2006. See “Item 3. Key Information—Risk Factors—A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition or results of operations.”

In January 2006, after a detailed due diligence process, we decided to withdraw from the previously announced project in consumer board production in China. A joint venture agreement relating to the project with Chinese Foshan Huaxin Packaging, Co., Ltd. was signed in October 2005. The decision to withdraw was taken after the due diligence process revealed that the project would not meet the profitability expectations set by us because the technical modifications related to the project would be more challenging than initially estimated. The total cost of due diligence and withdrawal from the project is not material to us.

In November 2005, we signed an agreement with Gaofeng Forest – Pulp & Paper Company to purchase 34,000 hectares (approximately 85,000 acres) of timber and land use rights in Guangxi, China. We also bought 37,000 hectares (approximately 92,500 acres) of land for plantations in Southern Brazil and 20,000 hectares (approximately 50,000 acres) in Uruguay during 2005. In 2005, a total of €63.0 million was invested in purchasing land use rights and land.

A new collective bargaining agreement for the paper industry in Finland was signed in July 2005. This was preceded by a labor dispute in Finland during the second and third quarters of 2005. We estimate that the labor dispute reduced our operating profit by approximately €150 million in the second quarter of 2005 and by approximately €40 million in the third quarter of 2005, assuming full production levels. See “Item 3. Key Information—Risk Factors—A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition or results of operations.”

The Veracel Pulp Mill in Brazil, a joint venture between us and Aracruz Celulose, started sustainable production of eucalyptus pulp in May 2005. The annual capacity of the mill in full production is 900,000 metric tons, with our share being 50 percent of the production. Pulp shipments to our mills in China and Europe commenced in July 2005. The total investment, including plantations, the mill and infrastructure, was €1,325 million, the appreciation of the Brazilian Real having increased this by approximately €320 million in 2005. Of the total investment, 45 percent was financed by equity investment made by us and Aracruz Celulose S.A. and 55 percent was financed by U.S. dollar and Brazilian real loans from a development banks. As of December 31, 2005, our equity investment in this project amounted to €327.8 million. We are also studying possibilities to build a second eucalyptus fiber line at the Veracel Pulp Mill.

On February 3, 2004, we announced our plan to rebuild the boiler 2 at the Hylte Mill in Sweden. The project is expected to be completed during 2006 at a cost of €40 million, of which €13.9 million was invested in 2005.

In late 2004, the Finnish Ministry of Social Affairs and Health approved certain changes to the Finnish statutory employment pension scheme, TEL for disability pension liabilities, effective from January 1, 2006. As a result of these changes, the TEL disability pensions are accounted for as a defined contribution plan under IFRS and, as a result, we recorded a reduction in our personnel expenses of €179.9 million in 2004.

Currency Fluctuations

We changed our accounting currency to the euro on January 1, 1999, the date of the introduction of the euro. Since its introduction, we have increasingly used the euro as a pricing currency, although sales also often take place in the customer’s own currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. We remain subject to currency exchange risk, on the cost side, mainly related to fluctuations in exchange rates for the Swedish krona and, on the income side, mainly related to fluctuations in the exchange rates for the U.S. dollar and the British pound sterling. In addition, we are exposed to fluctuations in the Brazilian real.

Transaction risk is the risk that our profit could be affected as a result of foreign exchange rate movements. In accordance with our policy, we can hedge up to 75 percent of our 12-month currency flows outside the euro area. For a more detailed discussion of our management of exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

During 2005, the U.S. dollar remained largely at the same level against the euro, when the comparing average rates for the year 2004 and the year 2005, whereas the Swedish krona depreciated against the euro by a total of 1.7 percent. The British pound sterling depreciated against the euro by a total of 0.8 percent in 2005. During 2004, the U.S. dollar depreciated against the euro by a total of 9.0 percent, when comparing average rates for the year 2003 and the year 2004. The Swedish krona remained largely at same level against the euro in 2004 and 2003. The British pound sterling appreciated against the euro by a total of 2.0 percent in 2004. During 2003, the U.S. dollar depreciated against the euro by a total of 16.5 percent, when comparing average rates for the year 2002 and the year 2003. The Swedish krona appreciated against the euro by 0.3 percent in 2003. The British pound sterling depreciated against the euro by a total of 9.2 percent in 2003.

Critical Accounting Policies

General

Our principal accounting policies are described in more detail in note 1 to our consolidated financial statements beginning on page F-1 of this annual report. The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates.

Management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

Fixed Assets

For fixed assets acquired in significant acquisitions, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable under the circumstances. However, different valuation assumptions and assigned lives could have a significant impact on the amounts reported through our financial statements.

The carrying amounts of fixed assets are reviewed at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Triggering events for impairment reviews include, among others:

•	permanent deterioration in the economic or political environment of customers or our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in our strategic orientations affecting the business plans and previous investment policies.

If any such indications exist, the recoverable amount of an asset is estimated as the higher of the net selling price and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount.

Goodwill

Under IFRS, goodwill is not amortized. Goodwill is tested for impairment at the cash-generating unit (“CGU”) level or by group of CGUs at least on an annual basis and any impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units in a CGU or group of CGUs and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital. If carrying amount exceeds the value-in-use, then assets within the CGU or group of CGUs are considered to be impaired, and the difference is allocated to goodwill and then on a pro-rata basis to the other long-lived assets until the carrying value equals value-in-use.

We have evaluated the most sensitive estimates the changes of which could have a material effect on the fair value of the assets or goodwill and therefore could lead to an impairment charge. These estimates are the expected sales prices of the products, expected inflation rate of the product costs and discount rate. We perform sensitivity analysis on the most critical estimates.

Under U.S. GAAP, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under SFAS No. 142, goodwill, which represents the excess of purchase price over fair value of net assets acquired, and intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least on an annual basis in accordance with the provisions of SFAS No. 142.

Our goodwill is tested for impairment at least on an annual basis. The impairment test involves a comparison of the fair value of each of our reporting units, as defined under SFAS No. 142, with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, then the net assets of the reporting unit, including goodwill, are considered to be impaired.

The impairment is measured based on the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill in the reporting unit.

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

Derivatives

As an international producer and seller of paper and forest products, we are exposed to foreign exchange rate movements. In accordance with our policy, in 2005, we hedged a maximum of 75 percent of the upcoming 12 months’ net exposure in a specific currency. Our translation risk exposure policy aims to minimize this risk by funding investments in the same currency as the net assets, whenever this is possible and economically viable.

We apply hedge accounting for cash flows related to external sales, however, derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the fair value gains and losses recorded through net financial items in the income statement.

Prices for paper and wood products are cyclical in nature and, consequently, earnings are exposed to commodity price volatility. The group has implemented a commodity risk management framework in the areas of fiber and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the group treasury. All financial derivatives used in hedging group exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied. Derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the fair value gains and losses recorded through net financial items in the income statement.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments and derivative financial instruments, intercompany inventory profits and tax losses carried forward which are recognized as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilized.

We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for future tax consequences based upon current facts, circumstances and tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

Post-Retirement Benefits

The group operates a number of defined contribution and defined benefit plans worldwide, the assets of which are generally held in trustee administered funds. Contributions to defined contribution pension plans are charged to the income statement in the year to which they relate and no further liability arises. However, for defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions and other benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year; the full cost of the benefit is thus matched to the periods in which service is rendered. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees.

The determination of our pension obligation and expense is subject to the selection of certain assumptions used by actuaries in calculating such amounts, including among others, the discount rate, the expected rate of return on plan assets, the annual rate of increase in future compensation levels. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore may generally affect recognized expense and recorded obligation in such future periods.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations and which do not contribute to current or future revenues are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. However, establishing the precise nature of any contingent liability for environmental liabilities is by its very nature extremely subjective, thus management can only make its best estimate based on the facts known at the time and by using external advice where appropriate.

New Accounting Standards

IFRS Developments

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after January 1, 2006 but which the group has not adopted early:

•	IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. Adoption of this amendment will only impact the format and extent of our disclosures presented in the accounts and we will apply this for annual periods beginning January 1, 2006.

•	IAS 21 (Amendment), Net Investment in a Foreign Operation (effective from January 1, 2006). This amendment enables certain third party currency monetary items to be treated as a part of the net investment in a foreign operation and do not necessarily need to be between a parent and a subsidiary as the creditor can also be a sister company. We do not consider that this amendment will have a significant impact on the classification and currency exchange treatment of loans and receivables.

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to our operations.

•	IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. We believe that this amendment should not have a significant impact on the classification of financial instruments and will apply this for annual periods beginning on January 1, 2006.

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006). These amendments are not relevant to our operations, inasmuch as we are not a first time adopter and do not carry out exploration for and evaluation of mineral resources.

•	IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. We will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning January 1, 2007.

•	IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on our operations.

•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006). IFRIC 5 is not relevant to the our operations.

•	IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment (effective from December 1, 2005). IFRIC 6 is not relevant to our operations.

U.S. GAAP Developments

FAS 151

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (revised) (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt FAS 151 on January 1, 2006. The new standard is not expected to have material impact on our results of operations and financial position under U.S. GAAP.

FAS 123R

In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (“FAS 123R”). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. We will adopt FAS 123R on January 1, 2006. We are currently investigating the impact of the revised standard on the results of operations and financial position under U.S. GAAP.

FAS 153

In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (“FAS 153”). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt FAS 153 for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on our results of operations and financial position under U.S. GAAP.

FAS 154

In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections (“FAS 154”), a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We elected to adopt early FAS 154 and as such has characterized the retrospective adoption of IFRS 2 and IAS 39(R) as a revision. The adoption of FAS 154 did not have a material impact on our financial condition or results of operations.

Principal Differences between IFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 32 to our consolidated financial statements.

The principal differences between IFRS and U.S. GAAP that affect our net income, as well as our shareholders’ equity, relate to employee benefit plans, business combination of STORA and Enso, acquisition of Consolidated Papers Inc., derivative financial instruments, impairment of goodwill, impairment of fixed assets, stock based compensation, amortization of goodwill, restructuring reserve, forest calculations and acquisition of minority interest.

Results of Operations

We changed our organizational structure in 2005 so that our business segments are organized worldwide into four global product divisions: publication paper, fine paper, packaging boards and forest products. We report our results by six segments: publication paper, fine paper, merchants, packaging boards, wood products and wood supply. The tables below set forth sales and operating profit of our various segments for the years ended December 31, 2003, 2004 and 2005. The comparative figures for the years ended December 31, 2003 and 2004 have been restated to reflect the above organizational changes.

Sales by Segment

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Publication paper	4,505.5	4,621.4	4,675.9
Fine paper
Fine paper	2,760.7	2,668.8	2,690.3
Merchants	627.6	637.9	1,173.2
Packaging boards	2,982.9	3,053.4	3,190.2
Forest products
Wood products	1,400.0	1,566.8	1,588.3
Wood supply	2,074.3	2,481.5	2,501.9
Elimination of internal sales and other operations(1)	(2,178.7)	(2,634.0)	(2,632.3)

Total	12,172.3	12,395.8	13,187.5

(1)	Other operations include the results of units that are not within our segments, such as separate transportation and sales and distribution companies.

Operating Profit (Loss) by Segment

	For the year ended December 31,
	2003		2004		2005
	(€ in millions)
		(1)		(1)		(1)
Publication paper	66.2	129.0	157.4	104.6	(8.3)	193.3
Fine paper
Fine paper	100.4	138.9	93.2	54.5	21.4	62.2
Merchants	(8.9)	(6.7)	9.9	11.2	(4.6)	3.3
Packaging boards	266.3	284.2	334.7	271.3	75.6	220.0
Forest products
Wood products	6.5	26.5	29.8	34.7	(56.3)	(3.1)
Wood supply	116.5	116.5	156.6	32.3	(15.3)	(11.8)
Other(2)	(75.6)	(46.6)	(75.5)	(81.9)	(106.4)	(106.4)

Operating profit (loss), total	471.4	641.8	706.1	426.7	(93.9)	357.5
Goodwill amortization	—	(116.1)	—	(90.2)	—	—
Non-recurring items(3)	—	(54.3)	—	369.6	—	(451.4)

Operating profit (loss), total	471.4	471.4	706.1	706.1	(93.9)	(93.9)

(1)	The operating profit (loss) presented by segments excludes goodwill amortization and non-recurring items.

(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.

(3)	The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and asset performance review, including write-downs.

The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Sales

Group.    Our sales were €13,187.5 million in 2005, an increase of €791.7 million, or 6.4 percent, over sales of €12,395.8 million in 2004. Volumes of deliveries in 2005 were negatively impacted by the labor dispute in Finland during the second and third quarter of the year, in particular, in the fine paper and packaging boards segment. The acquisition of the German paper merchant Schneidersöhne Group accounted for €354.6 million of the increase and the remainder was primarily attributable to increased prices, partially offset by lower volume of deliveries. In 2005, production curtailments resulting from market conditions amounted to 126,000 metric tons in Europe and 15,000 metric tons in North America, where the curtailments related to specialty papers, compared to 357,000 tons and 7,000 tons, respectively, in 2004.

Publication paper.    Sales by the publication paper segment were €4,675.9 million in 2005, an increase of €54.5 million, or 1.2 percent, over sales of €4,621.4 million in 2004. The increase was primarily attributable to higher sales prices, partially offset by lower sales volume.

Fine paper.    Sales by the fine paper segment were €2,690.3 million in 2005, an increase of €21.5 million, or 0.8 percent, from sales of €2,668.8 million in 2004. The sales volume of the fine paper segment was negatively impacted by the labor dispute in Finland during the second and third quarter of 2005. The increase was primarily attributable to higher sales prices, partially offset by lower sales volume.

Sales by the merchants segment were €1,173.2 million in 2005, an increase of €535.3 million, or 83.9 percent, over sales of €637.9 million in 2004. The increase was primarily attributable to the acquisition of the German paper merchant Schneidersöhne Group and a leading French paper merchant PdF in 2005.

Packaging Boards.    Sales by the packaging boards segment were €3,190.2 million in 2005, an increase of €136.8 million, or 4.5 percent, over sales of €3,053.4 million in 2004. The sales volume of the packaging boards segment was negatively impacted by the labor dispute in Finland during the second and third quarter of 2005. The increase was primarily attributable to higher sales volume.

Forest Products.    Sales by the wood products segment amounted to €1,588.3 million in 2005, an increase of €21.5 million, or 1.4 percent, over sales of €1,566.8 million in 2004. The increase was primarily attributable to higher sales volume and a change in our product mix.

Sales by the wood supply segment amounted to €2,501.9 million in 2005, an increase of €20.4 million, or 0.8 percent, over sales of €2,481.5 million in 2004. The increase was primarily attributable to higher sales prices and a change in our product mix.

Elimination of Internal Sales and Other Operations.    Elimination of internal sales, offset by other operations, amounted to a negative €2,632.3 million in 2005, compared to a negative €2,634.0 million in 2004.

Operating Profit (Loss)

Group.    We had an operating loss of €93.9 million in 2005, compared to an operating profit of €706.1 million in 2004. This difference was attributable primarily to non-recurring items with a negative effect of €451.4 million in 2005 compared to a positive effect of €369.7 million in 2004. The non-recurring items in 2005 consisted mainly of items relating to the Profit 2007 program and asset performance review, including write-downs. This decrease in operating profit was offset in part by the strengthening of the U.S. dollar relative to the euro, which had a positive effect of €33.6 million on our operating profit in 2005 compared to 2004. Excluding non-recurring items, all of our segments, except publication paper and fine paper, reported lower operating profit in 2005 than in 2004, primarily due to lower sales volumes and higher variable costs, especially for transportation, wood and energy. However, higher product prices and decreased fixed costs had offsetting positive impacts on operating profit. During the second and third quarters of 2005, there was a labor dispute in Finland, which we estimate to have reduced our operating profit by approximately €150 million in the second quarter and by approximately €40 million in the third quarter of 2005, assuming full production.

Publication paper.    The publication paper segment had an operating loss of €8.3 million in 2005, compared to an operating profit of €157.4 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €201.6 million, compared to non-recurring items with a positive impact of €76.4 million in 2004. Excluding non-recurring items, operating profit for the publication paper segment increased in 2005 compared to 2004, primarily due to higher sales prices, partially offset by lower sales volume and higher energy costs and depreciation.

Fine paper.    Operating profit for the fine paper segment was €21.4 million in 2005, a decrease of €71.8 million, or 77.0 percent, from operating profit of €93.2 million in 2004. The operating profit in 2005 included non-recurring items having a negative impact of €40.8 million, compared to a positive impact of €66.9 million in 2004. Excluding non-recurring items, operating profit of the fine paper segment increased in 2005 compared to 2004, primarily due to higher sales prices, partially offset by lower volumes.

The merchants segment had an operating loss of €4.6 million in 2005, compared to an operating profit of €9.9 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €7.9 million, compared to a positive impact of €0.8 million in 2004. Excluding non-recurring items, operating profit of the merchants segment decreased in 2005 compared to 2004, primarily due to lower contribution from fair valued inventory relating to acquisitions.

Packaging Boards.    Operating profit for the packaging boards segment was €75.6 million in 2005, a decrease of €259.1 million from operating profit of €334.7 million in 2004. The operating profit in 2005 included non-recurring items with a negative impact of €144.4 million, compared to a positive impact of €78.6 million in 2004. Excluding non-recurring items, operating profit of the packaging boards segment decreased in 2005 compared to 2004, primarily due to higher oil and energy costs only partially offset by lower fixed costs.

Forest Products.    The wood products segment had an operating loss of €56.3 million in 2005, compared to an operating profit of €29.8 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €53.2 million, compared to non-recurring items with a positive impact of €16.4 million in 2004. Excluding non-recurring items, operating profit of the wood products segment decreased in 2005 compared to 2004, primarily due to poor business conditions and increased raw material costs.

The wood supply segment had an operating loss of €15.3 million in 2005, compared to an operating profit of €156.6 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €3.5 million, compared to non-recurring items with a positive impact of €126.3 million in 2004. Excluding non-recurring items, operating profit of the wood supply segment decreased in 2005 compared to 2004, with the operating profit in 2004 primarily attributable to our forest assets in Sweden and Canada before they were divested.

Other Operations.    Operating loss from our other operations increased to €106.4 million in 2005, compared to operating loss of €75.5 million in 2004. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation.

Financial Items

Financial income amounted to €213.0 million in 2005, an increase of €72.0 million, or 51.1 percent, compared to financial income of €141.0 million in 2004. The increase was mainly attributable to the currency exchange gains on borrowings and deposits. Financial expense amounted to €364.6 million, an increase of €117.6 million, or 47.6 percent, compared to financial expense of €247.0 million in 2004. The increase was mainly attributable to currency derivatives that hedge borrowings and deposits and to the increased interest expenses on borrowings.

Profit (Loss)

We had a loss before tax of €178.3 million in 2005, a decrease of €817.3 million from profit before tax of €639.0 million in 2004. Income taxes in 2005 amounted to a benefit of €52.0 million, compared to an income tax benefit of €108.8 million in 2004. Our effective tax rate in 2005 was 29.1 percent, compared to 17.0 percent in 2004. The change of the effective tax rate resulted mainly from the release of deferred tax items related to the divestment of Swedish forest assets in June 2004. The net loss for the year amounted to €126.3 million compared to a net profit of €747.8 million in 2004 and the profit attributable to minority shareholders was €3.7 million in 2005 compared to €8.1 million in 2004. The net loss attributable for the equity holders of the parent company amounted to €130.0 million in 2005, compared to a net profit of €739.7 million in 2004.

The Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Sales

Group.    Our sales were €12,395.8 million in 2004, an increase of €223.5 million, or 1.8 percent, over sales of €12,172.3 million in 2003. The increase was primarily attributable to higher delivery volumes, partly offset by the lower sales prices especially during the first half of the year 2004 and the weakening of the U.S. dollar relative to the euro in 2004 compared to 2003. In 2004, production curtailments resulting from market conditions amounted to 357,000 metric tons in Europe and 7,000 metric tons in North America, where the curtailments related to specialty papers, compared to 703,000 tons and 79,000 tons, respectively, in 2003.

Publication paper.    Sales by the publication paper segment were €4,621.4 million in 2004, an increase of €115.9 million, or 2.6 percent, over sales of €4,505.5 million in 2003. The increase was primarily attributable to higher delivery volumes, partially offset by the impact of lower sales prices and the weakening of the U.S. dollar relative to the euro.

Fine paper.    Sales by the fine paper segment were €2,668.8 million in 2004, a decrease of €91.9 million, or 3.3 percent, from sales of €2,760.7 million in 2003. The decrease was primarily attributable to lower sales prices partly offset by the positive impact of higher delivery volumes.

Sales by the merchants segment were €637.9 million in 2004, an increase of €10.3 million, or 1.6 percent, over sales of €627.6 million in 2003. The increase was primarily attributable to higher delivery volumes and the positive impact of our acquisition of the Dutch paper merchants Scaldia Papier BV in September 2004.

Packaging Boards.    Sales by the packaging boards segment were €3,053.4 million in 2004, an increase of €70.5 million, or 2.4 percent, over sales of €2,982.9 million in 2003. The increase was primarily attributable to increased delivery volumes, partially offset by the impact of lower sales prices due to the weakening of the U.S. dollar relative to the euro.

Forest Products.    Sales by the wood products segment amounted to €1,566.8 million in 2004, an increase of €166.8 million, or 11.9 percent, over sales of €1,400.0 million in 2003. The increase was primarily attributable to increased delivery volumes.

Sales by the wood supply segment amounted to €2,481.5 million in 2004, an increase of €407.2 million, or 19.6 percent, over sales of €2,074.3 million in 2003. The increase was primarily attributable to increased delivery volumes.

Elimination of Internal Sales and Other Operations.    Elimination of internal sales, offset by other operations, amounted to a negative €2,634.0 million in 2004, compared to a negative €2,178.7 million in 2003.

Operating Profit (Loss)

Group.    Our operating profit was €706.1 million in 2004, an increase of €234.7 million, or 49.8 percent, over operating profit of €471.4 million in 2003. This improvement was primarily attributable to the non-recurring items with a positive effect of €369.7 million in 2004 compared to a negative effect of €54.4 million in 2003. The non-recurring items in 2004 included a gain on the sale of our Swedish forests, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, the provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The weakening of the U.S. dollar relative to the euro had a negative effect on our operating profit in 2004 compared to 2003. Our operating profit in 2004 included gains on cash flow currency hedge contracts, mainly for the U.S. dollar and the British pound amounting to €16.4 million. Excluding non-recurring items, all of our segments, except for merchants and wood products, reported lower operating profit in 2004 than in 2003, primarily due to lower sales prices, two major rebuild projects in North America, the weakening of the U.S. dollar and the transfer of our forest land in Sweden to Bergvik Skog AB. The impact of lower sales prices in 2004 was partly offset by higher delivery volumes.

Publication paper.    Operating profit for the publication paper segment was €157.4 million in 2004, an increase of €91.2 million over operating profit of €66.2 million in 2003. This was primarily attributable to the impact of a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. Excluding non-recurring items, operating profit for the publication paper segment decreased in 2004 compared to 2003, primarily due to lower sales prices and, to a lesser extent, due to higher energy costs, fixed costs and depreciation.

Fine paper.    Operating profit for the fine paper segment was €93.2 million in 2004, a decrease of €7.2 million, or 7.2 percent, from operating profit of €100.4 million in 2003. Excluding non-recurring items, operating profit of the fine paper segment decreased in 2004 compared to 2003, primarily due to the negative impact of lower fine paper sales prices, partly offset by the positive impact of higher delivery volumes.

The merchants segment had an operating profit of €9.9 million in 2004, compared to an operating loss of €8.9 million in 2003. This difference was primarily attributable to the impact of a reversal of decreased fixed costs and, to some extent, higher delivery volumes in 2004. Also, excluding non-recurring items, operating profit of the merchants segment increased in 2004 compared to 2003.

Packaging Boards.    Operating profit for the packaging boards segment was €334.7 million in 2004, an increase of €68.4 million, or 25.7 percent, over operating profit of €266.3 million in 2003. This difference was primarily attributable to the impact of the income relating to the change in our Finnish disability pension liabilities. Excluding non-recurring items, operating profit of the packaging boards segment decreased in 2004 compared to 2003, primarily due to the lower sales prices and the impact of weakening of the U.S. dollar which were partly offset by increased delivery volumes.

Forest Products.    Operating profit for the wood products segment was €29.8 million in 2004, an increase of €23.3 million over operating profit of €6.5 million in 2003. The increase was primarily attributable to increased delivery volumes and, to a lesser extent, higher sales prices which were partly offset by higher transportation costs and increased fixed costs.

Operating profit for the wood supply segment was €156.6 million in 2004, an increase of €40.1 million, or 34.4 percent, over operating profit of €116.5 million in 2003. The increase was primarily attributable to the gain on the restructuring of ownership of our Swedish forest land. Excluding non-recurring items, operating profit of the wood supply segment decreased in 2004 compared to 2003, primarily due to the divestment of our forest land in Sweden in March 2004, which decreased the operating profit by €80 million, and, to a lesser extent, higher personnel costs.

Other Operations.    Operating loss from our other operations was €75.5 million in 2004, compared to operating loss of €75.6 million in 2003. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation.

Financial Items

Financial income amounted to €141.0 million in 2004, a decrease of €170.5 million, or 54.7 percent, compared to financial income of €311.5 million in 2003. The decrease was mainly attributable to currency derivatives that hedge borrowings and deposits. Financial expense amounted to €247.0 million, a decrease of €302.2 million, or 55.0 percent, compared to financial expense of €549.2 million in 2003. The decrease was mainly attributable to the currency exchange losses on borrowings and deposits and to the decreased interest expenses on borrowings. In addition, in 2003, a provision of €53.9 million for additional leasing costs arising from early termination of financial leases was included in Other Financial Expense.

Profit (Loss)

We had a profit before tax of €639.0 million in 2004, an increase of €428.3 million over profit before tax of €210.7 million in 2003. Income tax benefit in 2004 amounted to €108.8 million, compared to an income tax expense of €67.0 million in 2003. Our effective tax rate in 2004 was 17.0 percent, compared to 31.8 percent in 2003. The decrease of the effective tax rate resulted mainly from the corporate tax reform in Finland providing for a reduction in corporate tax rate from 29 percent to 26 percent due to which change we adjusted our Finnish deferred tax balances to the new tax rate. The net profit for the year amounted to €747.8 million in 2004, compared to a net profit of €143.7 million in 2003, and the profit attributable to minority shareholders was €8.1 million in 2004, compared to €5.8 million in 2003. The net profit attributable for the equity holders of the parent company amounted to €739.7 million in 2004, compared to a net profit of €137.9 million in 2003.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Our liquidity requirements primarily arise from the need to fund capital expenditures in order to keep our assets competitive, to expand our business, whether organically or through acquisitions, to fund our working capital requirements and to make dividend payments. We believe that our working capital is sufficient for our present requirements.

Net cash flow from operating activities was €740.3 million in 2005, a decrease of €665.1 million, compared to €1,405.4 million in 2004. This decrease was caused primarily by weaker operating performance and increased working capital, partly due to the acquisition of Schneidersöhne Group. Net cash flow from operating activities decreased by €239.2 million in 2004 from €1,644.6 million in 2003. This decrease was caused primarily by changes in our working capital.

Cash used in investing activities was €1,321.7 million in 2005, a decrease of €13.3 million, compared to €1,335.0 million in 2004. Cash used in investing activities increased by €263.4 million in 2004 from €1,071.6 million in 2003. This was due principally to the increase in long-term receivables.

Cash generated from financing activities was €636.0 million in 2005, compared to cash used in financing activities of €10.8 million in 2004. This was due principally to increased short- and long-term borrowings. Cash used in financing activities decreased by €515.0 in 2004 million from €525.8 million in 2003. This was due principally to increased long-term borrowings.

Our total interest-bearing liabilities were €6,084 million as of December 31, 2005, compared to €4,028 million as of December 31, 2004, and €5,174 million as of December 31, 2003. Our total interest-bearing assets were €999.8 million as of December 31, 2005, compared to €976.2 million as of December 31, 2004, and €1,255.3 million as of December 31, 2003.

The aggregate unused credit available to us as of December 31, 2005 amounted to approximately €1.75 billion. In general, our policy is to place long-term debt at the parent company level. However, as of December 31, 2005, Stora Enso North America Corp. (formerly, Consolidated Papers Inc.) had long-term credit facilities with the total principal amount of $356 million outstanding and certain clauses included in the related agreements restrict Stora Enso North America Corp.’s ability to transfer loans to the parent company.

The table below sets forth our contractual obligations as of December 31, 2005:

	Total	Payments Due by Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	4,554.2	376.4	1,289.4	1,248.9	1,639.5
Capital lease obligations	184.7	8.6	19.5	10.5	146.1
Operating leases	182.3	34.3	53.3	42.5	52.2
Purchase obligations	4,168.0	738.0	922.0	796.0	1,712.0

Total contractual cash obligations	9,089.2	1,157.3	2,284.2	2,097.9	3,549.8

We do not believe that we have material funding requirements for our Finnish defined benefit pension plans. In April 2004, we made contributions of $163.9 million (€138.4 million) to fund our U.S. pension and health care plans. We do not currently expect any contributions related to our other underfunded foreign defined benefit plans to be material, and have therefore not included such benefit payments in the table above for any of the periods presented.

On February 23, 2006, S&P changed the ratings for our long-term debt from BBB+ to BBB and confirmed an A-2 rating for our short-term debt, both with stable outlook. Also, on November 10, 2005, Moody’s confirmed a Baa2 rating with negative outlook for our long-term debt and a P-2 rating for our short-term debt. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our businesses and the availability of future financing. A downgrade of our long-term credit ratings by S&P’s below BBB- or Moody’s below Baa3 could trigger prepayment clauses in the long-term credit facilities and a finance lease agreement of Stora Enso North America Corp. As at December 31, 2005, the total principal amount outstanding under the credit facilities was $356 million and had a carrying value of €292.3 million. As at the same date, the finance lease agreement had a total carrying value of €112.0 million. See “Item 3. Key Information—Risk Factors—Any downgrade in our credit ratings could adversely affect the availability of new financing as well as increase our cost of capital.”

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and Development

General

We conduct research and development in order to respond to evolving customer preferences and the demand for higher quality and more economical paper and board grades and packagings. Recently, our research and development efforts have focused more on cost leadership and innovation. In 2005, we used €88.0 million, or 0.7 percent of sales, in research and development, compared to €82.2 million in 2004 and €88.8 million in 2003. Research and development costs increased by 7.1 percent in 2005, compared to a decrease of 7.4 percent in 2004.

In 2003, our research and development centers were integrated with business units in order to increase the emphasis on research and development in product areas, to integrate research and development into our business strategy development and to utilize the scientific and technical expertise of the centers efficiently in customer service and troubleshooting.

We outsource to research institutes and universities a substantial part of our basic and applied research. We conduct precompetitive applied research in cooperation with other forest products companies, primarily within Oy Keskuslaboratorio-Central Laboratorium Ab, which we own together with UPM-Kymmene Corporation, Metsäliitto group and Myllykoski Corporation, and STFI-Packforsk, which we own together with Billerud, Holmen, Korsnäs, M-real Corporation and Södra. In addition, we conduct our technology development research in partnership with equipment and chemical suppliers.

We have five principal research centers located in Imatra, Finland; Falun and Karlstad, Sweden; Düsseldorf, Germany; and Biron, the United States. In 2005, approximately 520 of our employees were engaged full time in research and development, of whom approximately 385 were employed in our research centers. Our research centers have been of central importance in realizing our goal of using different types of raw materials and modern and innovative technology to produce high-quality products. Research and development centers, together with resources in the mills, constitute an efficient combination of product and process expertise along with advanced scientific and technical resources.

Product Division Specific Research and Development

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

Research and development in our fine paper division has focused on tailoring pulp from the Veracel Pulp Mill in Brazil to meet the special needs of graphic paper grades and the machines producing these grades. This pulp has improved the end-use performance of our graphic paper products significantly.

The pharmaceutical solutions business in our packaging boards division has completed the first Pharma SHR carton manufacturing line, which will be located in the United States. The first commercial Pharma SHR application is expected to be launched in 2006. In addition, our Ensobarr products have been further developed for more demanding end use applications. The Ensobarr silver grade has been successfully tested for table wine distribution.

Our venture capital unit, Stora Enso Ventures, made its first investment in 2005 to Swedish Design Force Ab. This company develops innovative technologies for manufacturing and converting light, paperboard based panels.

Capital Expenditure

In 2005, our total capital expenditures were €1,129.6 million, compared to €975.1 million in 2004 and €1,248.2 million in 2003. Our largest capital expenditures during 2005 included €351.3 million invested in the new paper machine 12 at the Kvarnsveden Mill in Sweden, €88.1 million invested in the Skoghall Energy 2005 project in Sweden and the €38.7 million invested in rebuilding paper machine 5 at the Corbehem Mill in France. In November 2005, we signed an agreement with Gaofeng Forest - Pulp & Paper Company to purchase 34,000 hectares (approximately 85,000 acres) of timber and land use rights in Guangxi, China. We also bought 37,000 hectares (approximately 92.500 acres) of land for plantations in Southern Brazil and 20,000 hectares (approximately 50,000 acres) in Uruguay during 2005. In 2005, a total of €63.0 million was invested in purchasing land use rights and land. Our largest capital expenditures in 2004 included €111.4 million invested in the rebuild of a paper machine at the Maxau Mill in Germany; a new paper machine at the Kvarnsveden Mill in Sweden, which cost €86.6 million; €54.7 million invested in the Energy 2005 project at the Skoghall Mill in Sweden; €27.5 million invested in the rebuild of a paper machine and a new cut-size line at the Veitsiluoto Mill in Finland; and €28.1 million invested in folding boxboard asset improvements at the Baienfurt Mill in Germany. Our largest capital expenditures in 2003 included the completion of the building of the new paper machine at the Langerbrugge Mill in Belgium, which cost €201.1 million; €82.4 million invested in the rebuild of paper machine at the Veitsiluoto Mill; €52.9 million invested in the rebuild of paper machine at the Maxau mill; the new boiler at the Kvarnsveden Mill, which cost €23.6 million; the completion of phase 1 of the paper machine rebuild at the Biron Mill in the United States, which cost €19.4 million; and €29.8 million invested in folding boxboard asset improvements at the Baienfurt Mill.

Distribution of capital expenditures between divisions and geographic regions is governed largely by the location of existing capacity.

The following table sets forth our capital expenditures by segment for the years indicated:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Publication paper	591.6	492.4	602.9
Fine paper
Fine paper	175.7	180.6	115.9
Merchants	25.6	3.2	6.7
Packaging boards	214.3	179.2	237.6
Forest products
Wood products	141.9	68.1	44.5
Wood supply	20.2	21.9	34.4
Other operations	78.9	29.7	87.6

Total	1,248.2	975.1	1,129.6

The following table sets forth our capital expenditures by country in our primary areas of operation for the years indicated:

	For the year ended December 31,
	2003	2004		2005
	(€ in millions)
Belgium	209.7	(11.7	)(1)	12.0
Finland	371.5	239.3		201.9
Sweden	197.3	283.8		554.9
United States	109.0	123.8		83.2
Germany	126.8	187.0		49.9
Austria	18.7	13.3		8.1
Portugal	5.8	4.5		9.8
Canada	45.3	29.4		(15.5	)(1)
France	36.3	37.7		49.9
Other	127.8	68.0		175.4

Total	1,248.2	975.1		1,129.6

(1)	These amounts are net of government grants received.

In line with our strategy, we expect that the aggregate of our total capital expenditures on projects in 2006 and scheduled projects in 2007 (excluding acquisitions) will be in line with or below the level of our aggregate depreciation charges in 2006 and 2007. In 2005, our total capital expenditures amounted to €1,129.6 million and our total depreciation, amortization and impairment charges amounted to €1,427.7 million. We intend to finance our capital expenditures through cash flow from operations.

Our largest projects in 2006 are expected to be the upgrading and modernization of the board machine 2 at the Fors Mill and the rebuilding of the boiler 2 at the Hylte Mill in Sweden.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 0.9 percent in 2005, 0.2 percent in 2004 and 0.9 percent in 2003. Inflation in Sweden as measured by the change in the consumer price index was 0.5 percent in 2005, 0.4 percent in 2004 and 1.9 percent in 2003. Inflation in Finland and Sweden did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland or Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees.

Management of Stora Enso

General

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of our company is divided between the shareholders (through actions taken at general meetings of shareholders), the board of directors and the chief executive officer. In addition, our executive management group assists the chief executive officer in the day-to-day management of our company.

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

Board of Directors

Currently, our board of directors consists of ten members, each of whom has been elected by the annual general meeting of our shareholders on March 21, 2006. Each board member serves for a one-year term, and may be appointed, or removed, only by a resolution of the general meeting of shareholders.

The following table sets forth the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Principal Occupation or Employment	Year of Birth
Claes Dahlbäck	Chairman of the board of directors of Stora Enso	1947
Ilkka Niemi	Vice chairman of the board of directors of Stora Enso, Senior advisor, independent consultant	1946
Gunnar Brock	President and chief executive officer of Atlas Copco Group	1950
Lee A. Chaden	Executive vice president of Sara Lee Corporation	1942
Dominique Hériard Dubreuil	Chairman of the board of directors of Rémy Cointreau	1946
Jukka Härmälä	Chief executive officer of Stora Enso	1946
Birgitta Kantola	Executive partner of Birka Consulting Ltd, independent financial consultant	1948
Jan Sjöqvist	Chairman of the board of directors of ODEN Anläggningsentreprenad AB	1948
Matti Vuoria	President and chief executive officer of Varma Mutual Pension Insurance Company	1951
Marcus Wallenberg	Chairman of the board of directors of Skandinaviska Enskilda Banken AB	1956

Executive Management Group

The following table sets forth the names of the members of our executive management group, their current responsibilities with our company and their year of birth:

Name	Responsibility	Year of Birth
Jukka Härmälä	Chief executive officer	1946
Jussi Huttunen	Senior executive vice president, market services	1954
Kai Korhonen	Senior executive vice president, Stora Enso packaging boards	1951
Pekka Laaksonen	Senior executive vice president, Stora Enso fine paper	1956
Bernd Rettig	Senior executive vice president, Stora Enso publication paper	1956
Hannu Ryöppönen	Senior executive vice president and chief financial officer	1952
Elisabet Salander Björklund	Senior executive vice president, Stora Enso forest products	1958
Christer Ågren	Senior executive vice president, corporate services	1954

On March 31, 2005, we announced a new organizational structure, which took effect on May 1, 2005. We reviewed our organizational structure as a number of key persons were reaching retirement age. The new organization focuses on broadening the experience of a number of our key managers, reducing the number of management levels within our organization, expanding in emerging markets and developing our global product divisions. In addition, on February 2, 2006, we announced our decision to further develop our organization and manning by revising our staff function and geographic division structure. The first phase of these changes was implemented on February 1, 2006, and the remaining changes, as described below, will take effect on April 1, 2006.

As from May 1, 2005, our global publication paper and fine paper divisions and North American operations each have reported to our chief executive officer. The process of identifying and achieving synergies within the publication paper and fine paper divisions continues and is extended to the relevant business areas or corporate staff functions, such as corporate strategy and market services. This is intended to ensure that some of the successful initiatives by the publication paper and fine paper divisions are implemented throughout our group. As from May 1, 2005, our merchants segment has reported to our fine paper division. However, the merchants segment remains independent from our fine paper division in order to preserve the required integrity towards suppliers and customers. In addition, our speciality papers product area was transferred to our packaging boards product division on May 1, 2005.

In connection with our organizational changes, we have reduced the number of our staff functions. Pursuant to the changes implemented as from February 1, 2006, a new staff function, finance and strategy, comprising our strategy, mergers & acquisitions, business intelligence, investments, corporate affairs, finance, accounting, legal and investor relations operations, was introduced. The finance and strategy function is headed by Mr. Hannu Ryöppönen, our chief financial officer, who reports to our chief executive officer. Under the new organizational structure, the Latin America division headed by Mr. Nils Grafström, executive vice president, has been reporting directly to our chief executive officer as from February 1, 2006.

Effective as from April 1, 2006, a new staff function, corporate technology and Asia Pacific, was formed. It is responsible for energy services, corporate research and development, our pulp competence center as well as Asia Pacific and Russia. The new staff function is headed by Mr. Markku Pentikäinen, previously executive vice president, Asia Pacific division, who reports to our chief executive officer. Our new corporate services staff function includes, effective as from April 1, 2006, our corporate IT, human resources, business excellence and procurement operations, and the staff function is headed by Mr. Christer Ågren, previously senior executive vice president, corporate IT, human resources and business excellence. Finally, as from April 1, 2006, our environment services began reporting to Ms. Elisabet Salander Björklund, senior executive vice president, forest products division.

We have also modified our corporate governance structure as from June 1, 2005. The specific role of a deputy chief executive officer was discontinued following the retirement of Björn Hägglund, our last deputy chief executive officer, on June 1, 2005. Pursuant to the new structure, our chief financial officer acts as the deputy to our chief executive officer. Hannu Ryöppönen was appointed the chief financial officer, senior executive vice president, finance and strategy staff function (prior to February 1, 2006, finance, accounting legal and investor relations), and member of the executive management group as from September 1, 2005. He succeeded Esko Mäkeläinen, who retired at the end of 2005.

Kai Korhonen, previously head of the paper product area, was appointed senior executive vice president, packaging boards division as from May 1, 2005. He continues to be a member of the executive management group. Pekka Laaksonen, previously head of the packaging boards product area, was appointed senior executive vice president, fine paper division as from May 1, 2005. He continues to be a member of the executive management group. Arno Pelkonen, previously head of forest products division, was appointed senior executive vice president, strategy and emerging markets as from May 1, 2005. He continued to be a member of the executive management group until he announced his resignation from Stora Enso on January 12, 2006. Jussi Huttunen, previously head of fine paper division, was appointed senior executive vice president, market services as from May 1, 2005. He continues to be a member of the executive management group. Elisabet Salander Björklund, previously head of the wood supply division, was appointed senior executive vice president, forest products division and member of the executive management group as from May 1, 2005. Christer Ågren, previously head of corporate human resources and TQM, was appointed senior executive vice president, corporate services staff function (prior to February 1, 2006, corporate IT, human resources and business excellence) and member of the executive management group as from May 1, 2005. Lars Bengtsson, senior executive vice president of Stora Enso’s North American operations and member of the executive management group, retired on December 31, 2005.

As described under “—Management Biographies—Executive Management Group” below, most of the members of the executive management group had served as members of either STORA management or Enso management prior to the 1998 merger.

Management Biographies

Board of Directors

Claes Dahlbäck has acted as the chairman of our board of directors since December 1998. He is the executive vice chairman of the board of directors of W Capital Management AB. Mr. Dahlbäck is also the chairman of the boards of directors of Vin & Sprit AB, Gambro AB and EQT Funds as well as a member of the board of directors of Goldman & Sachs Co. Prior to the 1998 merger of STORA and Enso, Mr. Dahlbäck served as a member of the STORA board of directors beginning in May 1990 and as chairman of the board of directors of STORA since May 1997. Mr. Dahlbäck holds a Master of Science degree in Economics as well as honorary doctorate degrees in Technology and Arts. He has been the chairman of our compensation committee since December 23, 1998 and a member of our financial and audit committee since March 22, 2005.

Ilkka Niemi is a senior advisor and independent consultant on international finance and has been a member of our board of directors since March 2001 and the vice chairman of our board of directors since March 2005. He is a chairman of the board of directors of Motiva Oy and a member of the board of directors of Aker Finnyards Inc. He served as a member of the board of World Bank and as a representative for the Nordic and Baltic countries at the financial institutions of the World Bank Group from August 1997 until August 2000. Prior to that, he served as the chief executive officer and a member of the board of directors of the Finnish State Guarantee Board from September 1989 until July 1997. In addition, he acted as the chairman of Finnish Accounting Standards Board from 1993 to 1996. Mr. Niemi holds a Master of Science degree in Economics and Business Administration. He has been a member of our financial and audit committee since March 19, 2002 and compensation committee since March 18, 2004.

Gunnar Brock is the president and chief executive officer of Atlas Copco Group. Mr. Brock has been a member of our board of directors since March 2005. In addition, he is a member of the boards of directors of Lego A/S and Teknikföretagen. He has previously served as the president and chief executive officer of Tetra Pak Group and Alfa Laval Group and the chief executive officer of Thule AB. Mr. Brock holds a Master of Science degree in Economics.

Lee A. Chaden is the executive vice president of Sara Lee Corporation and the chief executive officer of Sara Lee Branded Apparel. Mr. Chaden has been a member of our board of directors since March 2004. Prior to joining Sara Lee Corporation in 1991, Mr. Chaden has held various positions at Marketing Corporation of America from 1979 until 1991 and at Procter & Gamble Company from 1966 until 1979. Mr. Chaden has also served as a member of the board of directors of Delta Galil Industries, Ltd. from 1999 until 2000 and from 2002 until 2003. Mr. Chaden holds a Bachelor of Science degree in Industrial Engineering and a Master’s degree in Business Administration. He has been a member of our financial and audit committee since March 22, 2005.

Jukka Härmälä has acted as our chief executive officer and has been a member of our board of directors since December 1998. Mr. Härmälä is a vice chairman of the supervisory board of Varma Mutual Pension Insurance Company, the vice chairman of the board of directors of Finnlines Plc, the chairman of the board of directors of TT Foundation and the chairman of the board of directors of Outokumpu Oyj. He is also a member of the board of the Finnish Forest Industries Federation, the Research Institute of the Finnish Economy ETLA, the Finnish Business and Policy Forum EVA and a member of the European Round Table of Industrialists (ERT). He is also the co-chairman of the EU-Russia Industrialists’ Round Table (IRT). He was employed by Enso-Gutzeit from April 1970 to February 1984, and rejoined Enso-Gutzeit in September 1988, having been in the interim the senior vice president and a member of the board of management of Kansallis-Osake-Pankki, a predecessor of Nordea Bank (publ.). Prior to the 1998 merger of STORA and Enso, he was the president and chief operating officer of Enso from September 1988 through December 1991 and the chief executive officer from January 1992 through December 1998. Mr. Härmälä holds a Bachelor of Science degree in Economics and Business Administration as well as honorary doctorate degrees in Engineering and Economics.

Birgitta Kantola has been a member of our board of directors since March 2005. Ms. Kantola is an executive partner of Birka Consulting and acts as an independent financial consultant. She is a vice chairman of the board of directors of Fortum Corporation and a member of the boards of directors of Nordea Bank AB (publ.), Varma Mutual Pension Insurance Company, Vasakronan AB, Civitas Holding AB, Akademiska Hus AB and Åbo Akademi. Ms. Kantola served as the executive vice president of Nordic Investment Bank from 1991 until 1995 and vice president and chief financial officer of International Finance Corporation (World Bank Group) from 1995 until 2000. Ms. Kantola is a graduate from a business college and holds a Master of Laws degree. She has been a member of our financial and audit committee since March 22, 2005.

Jan Sjöqvist is the chairman of the boards of directors of Concordia Bus AB and ODEN Anläggningsentreprenad AB and has been a member of our board of directors since December 1998. In addition, Mr. Sjöqvist is a member of the boards of directors of Green Cargo AB and Lannebo fonder AB. Prior to the 1998 merger of STORA and Enso, he served as a member of the STORA board of directors from March 1997 until December 1998. Mr. Sjöqvist holds a Master’s degree in Business Administration. He has been the chairman of our financial and audit committee since March 20, 2003, and the financial expert of the financial and audit committee since April 21, 2004.

Matti Vuoria is the president and chief executive officer of Varma Mutual Pension Insurance Company. Mr. Vuoria has been a member of our board of directors since March 2005. In addition, he is a member of the boards of directors of Danisco A/S, Sampo Bank plc and Wärtsilä Oyj Abp. Mr. Vuoria served as a full-time chairman of the board of directors of Fortum Corporation from 1998 until 2003 and as a Secretary General of the Finnish Ministry of Trade and Industry from 1992 until 1998. Mr. Vuoria holds a Master of Laws degree. He has been a member of our compensation committee since March 22, 2005.

Marcus Wallenberg is the chairman of the board of directors of Skandinaviska Enskilda Banken AB. Mr. Wallenberg has been a member of our board of directors since December 1998. In addition, he is the vice chairman of the boards of directors of Ericsson, Saab AB and International Chamber of Commerce (ICC). Mr. Wallenberg is also a member of the boards of directors of AstraZeneca Plc., AB Electrolux and the Knut and Alice Wallenberg Foundation. Prior to the 1998 merger of STORA and Enso, Mr. Wallenberg served as a member of the STORA board of directors beginning in March 1998. From August 1990 until June 1993, Mr. Wallenberg served as a vice president at Stora Feldmühle AG, a subsidiary of STORA. Mr. Wallenberg holds a Bachelor of Science degree in Foreign Service.

Dominique Hériard Dubreuil is the chairman of the board of directors of Rémy Cointreau. Earlier, she has held executive positions at Rémy Martin and Rémy Cointreau as well as in public relations consultancy. Currently, she is chairman of Vinexpo Oversees and a member of the boards of directors of Comité Colbert and Fédération des Exporateurs de Vins et Spiritueux. Ms. Hériard Dubreuil holds a Bachelor of Arts degree in Law and a Master of Arts degree in Public Relations.

Executive Management Group

Jussi Huttunen has acted as the senior executive vice president, market services, since May 2005. Between January 2002 and April 2005, he acted as the senior executive vice president, Stora Enso fine paper. Previously, he was the managing director of Stora Enso UK from January 1999 until December 2001, the managing director of Enso UK Group from August 1994 until December 1998, the vice president of the fine paper division of Enso from January 1992 until July 1994, managing director of Enso Marketing Co Ltd from January 1990 until January 1992, managing director of Enso Rose Ltd from March 1986 until January 1992 and sales manager at Enso Marketing Co Ltd from March 1983 until December 1985. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Economics.

Kai Korhonen has acted as the senior executive vice president, Stora Enso packaging boards, since May 2005. Between May 2003 and April 2005, he acted as the senior executive vice president, Stora Enso paper. Previously, he was the senior executive vice president, North America, from September 2000 until April 2003; the senior executive vice president, newsprint, from December 1998 until August 2000; the vice president, marketing, of Enso Publication Papers Oy Ltd from January 1996 until December 1998; managing director of Sachsen Papier Eilenburg GmbH from January 1993 until February 1996; and senior vice president, corporate planning, of Enso from March 1991 until December 1992. He joined the Varkaus Mill of Enso (previously, A. Ahlström Osakeyhtiö) in May 1977 and served there in various positions until February 1991. He is the deputy chairman of the board of directors of the Finnish Forest Industries Federation and a member of the board of directors of the Confederation of Finnish Industries EK. In addition, he is a member of the boards of directors of a number of our subsidiaries and associated companies. He holds a Master of Science degree in Engineering and a Master of Science degree in Business Administration.

Pekka Laaksonen has acted as the senior executive vice president, Stora Enso fine paper, since May 2005. Between December 1998 and April 2005, he acted as the senior executive vice president, Stora Enso packaging boards. Previously, he was the executive vice president of the packaging boards division of Enso from August 1993 until December 1998, managing director of Enso (Deutschland) GmbH & Co. from January 1989 until August 1993, sales manager at Enso (Deutschland) from January 1986 until December 1988, a vice president of the plywood division of Enso from September 1984 until December 1985, sales manager at Enso (Deutschland) from August 1981 until August 1984 and an employee of the plywood division of Enso from March 1979 until July 1981. He was also a member of the board of directors of Enso from May 1996 until December 1998 and a deputy member of the board of directors of Enso from August 1993 until April 1996. He joined Enso in 1979 and is a member of the boards of directors of a number of our subsidiaries and associated companies. In addition, he is the deputy chairman of the board of directors of Pohjolan Voima Oy and a member of the board of directors of Suominen Corporation. He holds a Master of Science degree in Economics and Business Administration.

Bernd Rettig has acted as the senior executive vice president, Stora Enso publication paper, since May 2003. He was the senior executive vice president, magazine paper, from April 1999 until May 2003, the managing director of Stora Enso Kabel GmbH from June 1996 until March 1999 and the managing director of Stora Reisholz GmbH from January 1992 until May 1996. He joined STORA in 1982 and is a member of the boards of directors of a number of our subsidiaries and associated companies. In addition, he is the president of the German Paper Industry Association, Verband Deutscher Papierfabriken (VDP). He holds a Master of Science degree in Engineering.

Hannu Ryöppönen has acted as the senior executive vice president and chief financial officer as from September 2005, and also as a deputy chief executive officer since September 2005. Mr. Ryöppönen joined Stora Enso in 2005. Before joining Stora Enso, he was employed by Ahold N.V. as the chief financial officer since 2003. Mr. Ryöppönen holds a Bachelor degree in Business Administration.

Elisabet Salander Björklund has acted as the senior executive vice president, Stora Enso forest products, since May 2005. She acted as the executive vice president, Stora Enso wood supply Europe, between May 2003 and April 2005. Previously, she was the director of the raw material and fiber products division of Stora Enso Timber from 2000 until 2003, the director of the business unit Nordic redwood of Stora Enso Timber from 1999 until 2000, and the managing director of Stora Timber AB from 1995 until 1999. Ms. Salander Björklund joined STORA in 1995 and is the member of the boards of directors of a number of our subsidiaries. In addition, she is the vice chairman of the board of directors of the Swedish Road Administration and a member of the board of directors of Clas Ohlson AB. Ms. Salander Björklund holds a Master of Science degree in Forestry.

Christer Ågren has acted as the senior executive vice president, corporate services staff function (prior to February 1, 2006, corporate IT, human resources and business excellence), since May 2005. He acted as the executive vice president, corporate human resources and TQM, of Stora Enso between December 1998 and April 2005. Previously, Mr. Ågren was the senior vice president of human resources at STORA from 1993 until 1998. He joined STORA in 1993. Mr. Ågren is a member of the boards of directors of the Swedish Forest Industries Federation and PRI Pensiontjänst AB. He holds a Bachelor degree in Business Administration.

Corporate Governance

General

Matters pertaining to corporate governance are regulated under the Finnish Companies Act, the Finnish Securities Market Act and our corporate governance policy. Our board of directors reviews the corporate governance policy annually and amends it when required. Our board of directors and our chief executive officer manage our company. The following is a brief summary of certain relevant provisions of the Finnish Companies Act and our corporate governance policy:

Board of Directors.    It is our policy that the board of directors shall have a majority of independent directors. To be considered “independent,” the board must resolve that a director has no material relationship with the Company other than as a director. Our board of directors currently consists of ten ordinary members: nine non-executives, who are independent and not affiliated with Stora Enso Oyj, and one executive, who is our chief executive officer. The board of directors meets at least five times per year and the members are appointed by the annual general meeting of our shareholders for a one-year term. The board of directors supervises our operation and management and decides upon significant matters relating to strategy, investments, organization and finance. The board of directors also supervises the accounting and financial control matters of our company. The board of directors elects the chairman and the vice chairman of our board of directors from among the non-executive members and appoints our chief executive officer and heads of divisions and staff functions. The board of directors’ work is supported by its committees—the financial and audit committee and the compensation committee. The chairman and members of each committee are appointed by the board of directors annually. The remuneration of the members of the board of directors, including the remuneration of the members of the board committees, is decided at the annual general meeting of our shareholders. As a policy, remuneration is paid to non-executive members only. Our board of directors has defined a working order, the principles of which are published in the annual report and on our website.

Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the negotiation or performance, or otherwise having any involvement in connection with, a contract between themselves and Stora Enso Oyj. This prohibition also includes contracts between Stora Enso Oyj and a third party, if such director would receive a material benefit in conflict with the interests of Stora Enso Oyj. All directors are required to deal at arm’s length with Stora Enso Oyj and its subsidiaries and to disclose circumstances that might be perceived as a conflict of interest.

Chief Executive Officer.    Our chief executive officer leads the day-to-day management of our company in accordance with the instructions and orders issued by our board of directors. It is the duty of our chief executive officer to ensure that our accounting methods comply with applicable laws and that financial matters are handled in a reliable manner. In addition, our chief executive officer supervises decisions regarding key personnel and other important operational matters. Our chief financial officer acts as a deputy to our chief executive officer.

Our board of directors approves our main organizational functions, including the functions reporting to the chief executive officer. Currently, our chief executive officer is directly in charge of the following functions (which also report to him): the four business divisions, chief financial officer, market services, corporate communications, corporate services, corporate technology and Asia Pacific as well as Latin America. Our chief executive officer is also responsible for the preparatory work with regard to our board meetings. In addition, he supervises decisions regarding key personnel and other important operational matters.

Executive Management Group.    Our executive management group is chaired by our chief executive officer. The members of the executive management group are appointed by our board of directors. Our executive management group consists of the chief financial officer, four divisional heads (publication paper, fine paper, packaging boards and forest products) and the heads of market services and corporate services. Our executive management group’s duties include investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to meetings of our board of directors and the review of main features of our sales network. The executive management group meets at least once a month, and as required.

Management Group.    Our management group includes the members of our executive management group and additional members that have been appointed by our chief executive officer. Our chief executive officer is the chairman of the management group and he may also appoint additional members to the management group. Our management group reviews the budget, strategy and daily business development matters. The management group meets approximately four times per year.

Board Committees

Financial and Audit Committee.    In August 2003, our board of directors established a financial and audit committee that comprises three to five non-executive members of our board of directors who are independent and not affiliated with us. At least one committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to us. The financial and audit committee meets regularly, at least four times a year. The members of the financial and audit committee meet our external auditor without the management being present in connection with its meetings. The financial and audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process. The financial and audit committee reports to our board of directors. The compensation for the members of the financial and audit committee is decided by our annual general meeting of shareholders. Currently, the financial and audit committee consists of Mr. Jan Sjöqvist as the chairman and the financial expert of the financial and audit committee and Ms. Birgitta Kantola and Messrs. Claes Dahlbäck, Ilkka Niemi and Lee A. Chaden as members. The financial and audit committee met four times in 2005.

Compensation Committee.    Our board of directors has appointed a compensation committee that currently consists of Mr. Claes Dahlbäck as the chairman and Messrs. Ilkka Niemi and Matti Vuoria and Ms. Dominique Hériard Dubreuil as members. The compensation committee is comprised of three to four non-executive board members who are independent and not affiliated with us. The compensation committee meets regularly, at least once a year. The compensation committee is responsible for recommending, evaluating and approving executive nominations and compensation (including the chief executive officer), evaluating the performance of the chief executive officer and making recommendations to the board of directors relating to management compensation issues. Our board of directors appoints the chief executive officer and approves his/her compensation. The compensation committee met five times in 2005.

Shareholders’ Nomination Committee

The annual general meeting of our shareholders held on March 21, 2006 established a nomination committee, which consists of four members: the representatives of our two largest shareholders as of October 1, 2006 as well as the chairman and the vice chairman of our board of directors. The nomination committee is convened by the chairman of the board of directors and the committee elects one of its members as its chairman. The nomination committee gives its proposals to the board of directors concerning the number of members of our board of directors, nomination of the members of our board of directors, remuneration for the members of our boards of directors and remuneration of the chairman and members of the committees of our board of directors. The nomination committee presents to the board of directors its proposal for the annual general meeting annually before January 31.

Operative Committees

Investment Committee.    Our investment committee is chaired by our executive vice president, group strategy. Committee members are appointed by our chief executive officer. The duties of the investment committee are as follows: the coordination of investment planning and approval process, coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and making recommendations regarding funds available for investments. Our investment committee meets at least six times per year and as otherwise required. In 2005, the investment committee convened 14 times.

Research and Development Committee.    Our research and development committee is chaired by our executive vice president, corporate technology and members of the committee are appointed by our chief executive officer. The purpose and tasks of the research and development committee are as follows: to secure a group perspective on research and development in Stora Enso with regard to the relevance of research and development and its quality and efficiency, to initiate research and development policy and strategy at the group level, to monitor Stora Enso group research and development and to supervise company-financed research and development undertaken externally. In order to facilitate these tasks, the research and development committee must monitor technology and future-oriented product development. The research and development committee meets regularly as required. In 2005, the research and development committee met twice.

Disclosure Committee.    Our disclosure committee is chaired by our general counsel. Our senior vice president, internal audit; senior vice president of risk management and financial platform; senior vice president, chief accounting officer; and vice president, investor relations and financial communications serve as its permanent members. Other members are nominated by our chief executive officer as needed. The duties of the disclosure committee include supervising the reliability of financial reporting and disclosure processes of Stora Enso. The disclosure committee reports to the chief executive officer and the chief financial officer. The disclosure committee meets regularly as required. In 2005, the disclosure committee met ten times.

Sustainability Committee.    Our sustainability committee is chaired by our senior executive vice president, Stora Enso forest products, and its members are appointed by our chief executive officer. The duties of the sustainability committee are to formulate corporate policy and strategy in environmental and corporate social responsibility matters, to ensure that these policies and strategies are well established and respected throughout the company, to co-ordinate and follow-up on relations and communication with stakeholders such as governmental and non-governmental organizations, to take initiatives for the development of relevant management procedures and to produce the annual Sustainability Report. The sustainability committee meets regularly as required. In 2005, the sustainability committee met twice.

Compensation of Directors and Executive Management Group

In 2005, we paid aggregate remuneration of €6.8 million to members of our board of directors and executive management group, as a group. This figure included benefits in kind and bonuses determined by the compensation committee of our board of directors based on our performance. In the case of executive officers who are members of the executive management group, this compensation was primarily in the form of salary. In the case of non-executive directors, this compensation was in the form of directors’ fees. In addition, we accrued an aggregate of €2.5 million in 2005 for pension, retirement and similar benefits for the directors and members of our executive management group.

In 2005, we paid our chief executive officer a salary, including benefits, of €1,096.2 thousand and a bonus of €164.4 thousand including share-based renumeration. Members of our executive management group received a total of 260,000 synthetic options in 2005. Except for our chief executive officer, members of our board of directors did not receive any options in 2005.

Equity-Based Programs

In 1999, we established a synthetic option program, which is an integrated part of the top management compensation structure. Approximately 200 employees, primarily from senior management and selected specialist areas, participate in the program. Under this program, we have issued 2,750,000 options with a strike price of €11.75 per share, equal to 110 percent of the average share price from May through July 1999. These 1999 synthetic options are exercisable from July 15, 2002, until July 15, 2006. On March 21, 2000, our board of directors approved the issuance of up to 3,000,000 additional synthetic options with a strike price of €12.25 per share, equal to 110 percent of the average share price over the three-day period prior to the annual general meeting on March 21, 2000. These 2000 synthetic options are exercisable from April 1, 2003, until March 31, 2007. On March 20, 2001, our board of directors decided to continue the annual incentive program initiated in 1999 and increased the number of key employees eligible to receive synthetic options to 500 and approved the issuance of up to 4.8 million additional synthetic options. The strike price for the 2001 synthetic options is €11.70, equal to 110 percent of the average share price from February 2 through February 14, 2001.These 2001 synthetic options will be exercisable from April 1, 2004, until March 31, 2008. In January 2002, our board of directors decided on the principles of continuing the rolling incentive program, increased the number of key employees eligible to receive synthetic options to 1,000 and approved the issuance of up to 5.9 million additional synthetic options. The strike price for the 2002 synthetic options is €16.50, equal to 110 percent of the average share price from January 31 through February 7, 2002. These 2002 synthetic options will be exercisable from February 8, 2005, until February 7, 2009. In January 2003, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 6.0 million additional synthetic options. The strike price for the 2003 synthetic options is €10.00, equal to 110 percent of the average share price from January 31 through February 7, 2003. These 2003 synthetic options will be exercisable from February 8, 2006, until February 7, 2010. In February 2004, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 4.5 million additional synthetic options. The strike price for the 2004 synthetic options is €11.15, equal to 110 percent of the average share price from February 5 through February 12, 2004. These 2004 synthetic options will be exercisable from March 1, 2007, until February 28, 2011. In February 2005, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, kept the number of key employees eligible to receive synthetic options at 1,000 and approved the issuance of up to 3.1 million additional synthetic options. The strike price for the 2005 synthetic options is €12.20, equal to 110 percent of the average share price from February 4 through February 11, 2005. These 2005 synthetic options will be exercisable from March 1, 2008, until February 28, 2012. In January 2006, our board of directors decided on the principles of continuing the rolling incentive program initiated in 1999, reduced the number of key employees eligible to receive synthetic options to 730 and approved the issuance of up to 2.2 million additional synthetic options. The strike price for the 2006 synthetic options is €12.46, equal to 110 percent of the average share price from February 3 through February 10, 2006. These 2006 synthetic options will be exercisable from March 1, 2009 until February 28, 2013.

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

In addition, in 2004, we established a restricted share award plan and a performance share award plan for 191 members of our top senior management. Under the restricted share award plan, a total of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of Series R shares, 40 percent was allocated on March 1, 2005, 30 percent on March 1, 2006, and 30 percent will be allocated on March 1, 2007.

Under the performance share award plan, participants were notified on March 1, 2004 that, depending on whether we, at the group level, meet the performance criteria determined by the compensation committee of our board of directors, an estimated target amount of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of allocations, 40 percent was made on March 1, 2005, 30 percent was made on March 1, 2006, and 30 percent will be made on March 1, 2007.

The performance criteria for the performance share award plan, subject to the determination of the compensation committee of our board of directors each year, is the return on capital employed during the annual fiscal performance period compared to our weighted cost of capital during the preceding period. If our return on capital employed equals the weighted average cost of capital of 8.7 percent, the participants will share the target amount of Series R shares (261,000). If our return on capital employed is four percent higher than the weighted average cost of capital of 8.7 percent, the participants will share the maximum of 150 percent of the target amount of the Series R shares (391,500). If our return on capital employed is lower than the weighted average cost of capital, no Series R shares will be allocated.

On March 1, 2005, 103,140 Series R shares were awarded under the restricted plan and no Series R shares were allocated under the performance plan. On March 1, 2006, 74,533 Series R shares were awarded under the restricted plan and no Series R shares were allocated under the performance plan.

In 2005, the restricted and performance share plans were continued for the top management. The restricted plan was extended to all participants in the long-term incentive programs with a minimum vesting period of three years and consequently the balance of the option program was reduced by 50 percent. Under the restricted share plan, a total of 396,075 Series R shares may be allocated over the period March 1, 2006 through March 1, 2008. The performance plan target amount is 376,075 Series R shares over the period March 1, 2006 through March 1, 2008, with a maximum number of 564,200 Series R shares available if our company meets the performance criteria as determined by the compensation committee of our board of directors. Under the additional three year restricted share plan, a total of 272,800 Series R shares may be allocated on March 1, 2008.

On March 1, 2006, 153,325 Series R shares were awarded under the 2005 restricted plan and no Series R shares were allocated under the performance plan.

In 2006, the format of restricted, performance and three-year restricted share plans were continued. Under the restricted share plan, a total of 266,325 Series R shares may be allocated over the period March 1, 2007 through March 1, 2009. The performance plan target amount is 266,325 Series R shares over the period March 1, 2007 through March 1, 2009, with a maximum number of 339,500 Series R shares available if our company meets the performance criteria as determined by the compensation committee of our board of directors. Under the additional three-year restricted share plan, a total of 181,475 Series R shares may be allocated on March 1, 2009.

The following table sets forth the total number of synthetic options beneficially held by each of the members of our executive management group as of March 31, 2006:

	1999	2000	2001	2002	2003	2004	2005	2006
Jukka Härmälä	—	110,000	110,000	110,000	110,000	60,000	60,000	60,000
Jussi Huttunen	—	15,000	15,000	45,000	45,000	22,500	22,500	22,500
Kai Korhonen	—	45,000	45,000	45,000	45,000	22,500	22,500	22,500
Pekka Laaksonen	—	45,000	45,000	45,000	—	22,500	22,500	22,500
Bernd Rettig	—	45,000	45,000	45,000	45,000	22,500	22,500	22,500
Hannu Ryöppönen	—	—	—	—	—	—	20,000	30,000
Elisabet Salander Björklund	9,800	15,000	10,000	10,000	12,500	15,000	22,500	22,500
Christer Ågren	—	—	30,000	30,000	—	15,000	22,500	22,500

In addition, as set out in the following table, members of our executive management group were awarded R Series shares on March 1, 2005 under the 2004 restricted share plan and on March 1, 2006 under the 2004 and 2005 restricted share plans. No awards were made under either the 2004 or the 2005 performance share plan.

	Series R Shares Awarded as of March 31, 2005		Series R Shares Awarded as of March 31, 2006
	Restricted Share Plan	Performance Share Plan	Restricted Share Plan	Performance Share Plan
Jukka Härmälä	4,000	0	7,000	0
Jussi Huttunen	1,500	0	2,625	0
Kai Korhonen	1,500	0	2,625	0
Pekka Laaksonen	1,500	0	2,625	0
Bernd Rettig	1,500	0	2,625	0
Hannu Ryöppönen	—	—	9,320	0
Elisabet Salander Björklund	1,000	0	2,250	0
Christer Ågren	1,000	0	2,250	0

In connection with the Consolidated Papers acquisition in 2001, our board of directors decided to convert the Consolidated Papers share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new Series R shares in the form of ADRs that may be subscribed for is 5,680,000. Before October 16, 2001, we had issued 2,001,733 Series R shares in connection with the conversion of the share option plans, increasing our share capital by €3.4 million. On October 16, 2001, our board of directors decided to amend these share option plans. As a result, no new Series R shares will be issued pursuant to these share option plans. Instead, under the amended terms of the share option plans, a maximum of 4 million repurchased Series R shares was reserved for distribution pursuant to these share option plans. As of February 28, 2006, a total of 1,204,098 repurchased Series R shares was held in treasury for distribution pursuant to these share option plans. The exercise period is from September 11, 2000 to February 4, 2010 (depending on the date of grant) and the weighted average subscription price is $6.9687 per share.

Share Ownership by Directors and Executive Management Group

The following table sets forth the total number of shares beneficially held by each of our directors and members of our executive management group as of March 31, 2006:

	Number of Shares
	Series A shares		Series R shares
	Sole Voting or Investment Power	Beneficially Shared Voting Power	Sole Voting or Investment Power	Beneficially Shared Voting Power
Directors
Claes Dahlbäck	2,541	—	19,529	—
Ilkka Niemi	—	—	—	—
Gunnar Brock	—	—	4,000	—
Lee A. Chaden(1)	—	—	3,500	—
Jukka Härmälä	—	—	13,188	—
Dominique Hériard Dubreuil	—	—	—	—
Birgitta Kantola	—	—	1,500	—
Jan Sjöqvist	508	—	1,943	—
Matti Vuoria(2)	—	11,972,117	9,000	140,874
Marcus Wallenberg(3)	2,541	58,379,194	4,715	—
Executive Management Group(4)
Jussi Huttunen	—	—	2,434	—
Kai Korhonen	—	—	2,435	—
Pekka Laaksonen	15,500	—	—	—
Bernd Rettig	—	—	2,963	—
Hannu Ryöppönen	—	—	16,175	—
Elisabet Salander Björklund	—	—	1,968	—
Christer Ågren	—	—	5,328	—

(1)	Series R shares in form of American Depositary Receipts.

(2)	Varma Mutual Pension Insurance Company owns 11,972,117 Series A shares and 140,874 Series R shares. Mr. Vuoria is the president and chief executive officer of Varma Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria does not believe that he has the power to direct the voting of shares held by Varma Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.

(3)	In addition, the Knut and Alice Wallenberg Foundation owns 58,379,194 Series A shares. Mr. Wallenberg is a member of the board of directors of the Knut and Alice Wallenberg Foundation and as a result may be deemed to share voting power with respect to the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg does not believe that he has the power to direct the voting of shares held by the Knut and Alice Wallenberg Foundation and disclaims beneficial ownership of these shares.

(4)	Excludes members of the executive management group who are also members of our board of directors.

Employment Agreements

Members of our executive management group and other executive officers have entered into employment agreements with us, which, among other things, provide standard employment terms, including compensation and termination provisions. Under these agreements, our executive officers receive a base salary and are eligible for a performance-based bonus on an annual basis. In addition, all our executive officers receive certain fringe benefits. Under the employment agreements, employment can typically be terminated upon six months’ notice, after which each executive remains subject to a non-competition clause. Several of our executive officers, including our chief executive officer, are parties to employment agreements that provide for a fixed severance payment of 12 months’ salary and, under specified circumstances, an additional 12 months’ salary. Our chief executive officer is eligible for retirement at the age of 60, which he will reach late in 2006.

Presently, there are no service contracts between any non-executive members of our board of directors and Stora Enso or any of its subsidiaries which provide for benefits upon termination.

Share Repurchases

At our annual general meeting of shareholders held on March 21, 2006, our shareholders authorized our board of directors to repurchase up to 17,700,000 Series A shares and up to 60,100,000 Series R shares. The shares can be repurchased only through public trading and at the price prevailing at the time of the repurchase. The shares can be repurchased for the purpose of developing our capital structure, for use in acquisition financing and other arrangements, or to be sold or otherwise transferred or cancelled. Our board of directors is authorized to decide on other terms and conditions relating to repurchases. Pursuant to the authorization, the repurchased shares may not exceed ten percent of the votes or the share capital of our company. The authorization is valid until March 20, 2007.

At such annual general meeting of shareholders, our shareholders also authorized our board of directors to dispose of not more than 17,700,000 Series A shares and not more than 60,100,000 Series R shares held by us. Our board of directors was authorized to decide to whom and in what manner these shares will be disposed of. The shares can be disposed of in deviation from the pre-emptive rights of our existing shareholders as consideration in possible corporate acquisitions or other arrangements, or sold in the public market. Our board of directors was also authorized to decide on the terms of the disposals, including the sales price or other consideration to be paid for such shares. The authorization is valid until March 20, 2007.

Pursuant to an authorization to our board of directors granted by our annual general meeting of shareholders held on March 22, 2005 we had repurchased a total of 38,600 Series A shares at an average price of €10.74 and 23,164,400 Series R shares at an average price of €10.59 by December 31, 2005. In 2005, we repurchased a total of 42,600 Series A shares and 31,857,600 Series R shares. The average price paid for the Series A shares was €10.83 and for the Series R shares €10.82.

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

As a result of a comparison of Stora Enso’s corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:

•	The annual general meeting of our shareholders held on March 21, 2006 established a nomination committee, which consists of four members: the representatives of our two biggest shareholders as well as the chairman and the vice chairman of our board of directors. The nomination committee will prepare proposals in respect of the composition of our board of directors and the director remuneration for the following annual general meeting of our shareholders. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.

•	Our compensation committee makes recommendations to our board of directors with respect to the compensation of our president and chief executive officer. In accordance with the Finnish Companies Act, the compensation of our president and chief executive officer is approved by our entire board of directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of the Company must determine and approve the compensation of the chief executive officer.

•	Under the Finnish Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of a Finnish company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the NYSE listing standards requires, pursuant to Rule 10A-3 of the Exchange Act, that the audit committee of the company must be directly responsible for the appointment and retention of the independent auditor of the company.

•	Finnish laws and regulations do not mandatorily require companies to have an internal audit function which is required by the Section 303.07 of the NYSE listing standards. Stora Enso has covered this requirement by comprehensive risk management and internal control processes organized by our internal audit function.

Employees

As of December 31, 2005, we had 46,664 employees, an increase of 1,357 employees from December 31, 2004. The largest increase was in Germany due to the acquisition of Schneidersöhne Group. The average number of employees by segment and by region for the years ended December 31, 2003, 2004 and 2005 and the number of employees as of December 31, 2005 were as follows:

	For the year ended December 31,			As of December 31,
	2003	2004	2005	2005
	(average number of employees)			(number of employees)
Publication paper	13,454	12,884	12,450	12,133
Fine paper	8,274	7,758	7,637	7,335
Merchants	1,254	1,296	2,095	3,340
Packaging boards	10,916	10,860	12,454	11,973
Forest products
Wood products	4,626	4,856	5,081	4,998
Wood supply	2,618	3,157	3,415	3,820
Other	3,122	2,968	3,034	3,065

Total	44,264	43,779	46,166	46,664

	For the year ended December 31,			As of December 31,
	2003	2004	2005	2005
	(average number of employees)			(number of employees)	(%)
Finland	14,479	13,820	13,596	12,755	27.3
Sweden	9,068	8,848	8,696	8,523	18.3
Germany	4,785	4,734	5,165	6,116	13.1
United States	5,182	4,664	4,454	4,381	9.4
Russia	741	1,710	1,927	2,396	5.1
Austria	1,226	1,261	1,278	1,242	2.7
France	1,312	1,260	1,345	1,386	3.0
Estonia	1,140	970	1,079	1,075	2.3
The Netherlands	829	954	945	922	2.0
China	811	849	955	965	2.1
Canada	849	775	664	666	1.4
Belgium	623	603	633	615	1.3
Other countries	3,219	3,351	5,429	5,622	12.0

Total	44,264	43,779	46,166	46,664	100

The forest products industry is highly unionized. In Finland and Sweden, most of our employees who are directly involved in production belong to labor unions. We believe that the levels of membership in labor unions is slightly lower among our employees in lower to mid-level management involved in production. Customarily, collective bargaining agreements are negotiated between the unions and the forest products industry.

In mid-2005, our mills in Finland were affected by a labor dispute. Subsequent to the expiry of the collective bargaining agreement for the Finnish paper industry, and following industrial actions by the Finnish Paperworkers’ Union, the Finnish Forest Industries Federation representing employers in the Finnish forest industry sector, declared a lockout on May 18, 2005. On July 1, 2005, the Finnish Forest Industries Federation and the Finnish Paperworkers’ Union approved a new three-year collective bargaining agreement for the paper industry in Finland, thereby ending the dispute.

In Sweden, we have entered into three-year collective bargaining agreements covering the period until March 31, 2007 with all unions. These agreements provide for average salary increases of 2.5 percent for 2004, 2.2 percent for the 12 months starting April 1, 2005 and 2.1 percent for the last 12 months. In Germany, we have collective bargaining agreements covering the period from May 1, 2005 until February 28, 2007, which provide for average salary increases of 2.2 percent for the 12 months starting March 1, 2006.

In North America, most of our employees involved in production as well as office and professional clerical employees are represented by labor unions, with different unions representing various groups of employees. In 2004 and 2005, contracts with two mills were agreed to. The contracts in Central Wisconsin are currently under negotiation, while we are experiencing a lockout since January 26, 2006 in our Port Hawkesbury Mill after protracted negotiations. The new contracts provide, and the contracts under negotiations are expected to provide, for significant modernization of work rules and labor cost reductions, particularly in the area of employee benefits. Annual wage increases average 1.5 percent over the term of the new agreements. Our new agreements also provide a framework of labor-management cooperation towards improving business results.

Management believes that our company has good relations with employees and their representatives. For additional information, see “Key Information—Item 3. Risk Factors—A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition or results of operations.”

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

Members of our middle and top management participate in an annual bonus arrangement calculated on the basis of our target return on capital employed ratio and the achievement of personal targets. The maximum bonus available under the management bonus plan ranges from 20 percent to 50 percent of annual base salary, depending on seniority. In addition, some key employees participate in our synthetic option programs. See “—Equity-Based Programs” above.

Item 7.    Major Shareholders and Related Party Transactions.

Ownership of Stora Enso’s Securities by Management and Significant Shareholders

The following table sets forth information concerning the beneficial ownership of Series A shares and Series R shares as of March 31, 2006 for the following:

•	each person or entity who is known by us to own beneficially at least five percent of our outstanding share capital or voting power; and

•	all our directors and members of our executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of March 31, 2006, plus our shares subject to warrants and options held by the respective persons as of the date of March 31, 2006 and exercisable within 60 days.

Name	Series A Shares Beneficially Owned	Series R Shares Beneficially Owned	Percentage of Votes	Percentage of Outstanding Shares
Finnish State	55,595,937	41,483,501	24.97	12.3
Knut and Alice Wallenberg Foundation	58,379,194	—	24.4	7.4
Social Insurance Institution of Finland	23,825,086	3,412,965	10.1	3.4
Varma Mutual Pension Insurance Company	11,972,117	140,874	5.0	1.5
Directors and members of the executive management group, as a group (17 persons)(1)(2)	70,274,311	140,874	29.4	8.9

(1)	Includes 58,379,194 Series A shares owned by the Knut and Alice Wallenberg Foundation. Marcus Wallenberg, a member of our board of directors, is a member of the board of directors of the Knut and Alice Wallenberg Foundation. Mr. Wallenberg may be deemed to have an interest in the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg believes that he does not possess the power to direct the voting of these shares and disclaim beneficial ownership of the Series A shares held by the Knut and Alice Wallenberg Foundation.
(2)	Includes 11,972,117 Series A shares and 140,874 Series R shares owned by Varma Mutual Pension Insurance Company. Matti Vuoria, a member of our board of directors, is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company. Mr. Vuoria may be deemed to have an interest in the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Series A shares and Series R shares held by Varma Mutual Pension Insurance Company.

Changes in the Percentage of Ownership of Significant Shareholders

Prior to the merger of STORA and Enso in 1998, the Finnish State owned approximately 40 percent of Enso’s share capital and Investor AB, a Swedish industrial investment company, owned approximately 16.4 percent of STORA’s share capital. Immediately following the merger, the Finnish State held approximately 21.6 percent of the voting power in Stora Enso and Investor AB held approximately 10.9 percent. In June 2001, Investor AB sold its total shareholdings in Stora Enso to the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation. In April 2002, the Finnish State sold approximately 23 million Series R shares and, in June 2002, an additional 17 million Series R shares through a series of market transactions. As of the date of this annual report, the Finnish State controls approximately 24.97 percent and the Knut and Alice Wallenberg Foundation controls approximately 24.4 percent of our voting rights.

The relative proportion of our voting rights controlled by the Finnish State and the Knut and Alice Wallenberg Foundation has increased as a result of conversion of Series A shares to Series R shares by holders of Series A shares and share cancellations by us. Each Series A share and each ten Series R shares entitle a shareholder to one vote at a general meeting of shareholders. According to section 15 of our articles of association, the request for conversion of Series A shares to Series R shares by a holder of Series A shares can be made at any time. As a result of such conversion, the relative proportion of our voting rights controlled by the remaining holders of Series A shares is increased.

Ownership of Our Securities in the United States

As of March 31, 2006, there were (i) 16 record holders of our Series A shares with a registered address in the United States, representing 5,528 of a total of 178,120,178 issued and outstanding Series A shares, and (ii) 42 record holders of our Series R shares with a registered address in the United States, representing 47,173 of a total of 611,417,781 issued and outstanding Series R shares. In addition, as of March 31, 2006, 101,586,963 Series R shares were held in the form of ADSs by 2,601 record holders, representing 16.6 percent of our issued and outstanding Series R shares.

As of March 31, 2006, a total of 75,110,114, or 42.6 percent, of our Series A shares and a total of 500,849,919, or 81.9 percent, of our Series R shares were held in nominee registered form in the Finnish book-entry system. As a result of Finnish law and regulations, we believe that substantially all holders of such shares are domiciled outside of Finland. However, other than in respect of shareholders attending a meeting of our shareholders, we do not receive information on the jurisdiction of the domicile of such shareholders unless such holders notify us that they have obtained ownership of shares representing at least five percent of our outstanding share capital or voting power. Other than as indicated under “—Ownership of Stora Enso’s Securities by Management and Significant Shareholders” above, we have not received any such notification in respect of our current shareholders.

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

Together with our subsidiaries, we engage in ordinary course transactions on commercial terms and conditions with affiliated companies and other related parties that are on no less favorable terms than would be available to unaffiliated third parties. We intend to continue to engage in transactions on a similar basis with affiliated businesses. For additional discussion, see note 29 to our consolidated financial statements beginning on page F-1 of this annual report.

Chemical Pulp

Although most of our chemical pulp is produced internally, we purchase chemical pulp from the pulp mill of Sunila Oy, a 50 percent owned joint venture corporation with Myllykoski. We supply fiber to Sunila, selling a total of €34.3 million of wood during 2005, and in return, Sunila sells the resulting pulp back to us at market prices. In 2005, we purchased 136,612 metric tons of chemical pulp from Sunila for a total purchase price of €56.7 million.

The Veracel Pulp Mill in Brazil, a joint venture between us and Aracruz Celulose, started sustainable production of eucalyptus pulp in May 2005. The annual capacity of the mill in full production is 900,000 metric tons, with our share being 450,000 metric tons. Pulp shipments to our mills in China and Europe commenced in July 2005. Shipments of eucalyptus pulp to Group companies in 2005 totaled 162,085 metric tons with an invoice value of €40.8 million. We have also guaranteed the indebtedness of Veracel to various local and international banks, the amount outstanding as of December 31, 2005 being €333.0 million.

Energy

We hold a 15.6 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Prices that we pay to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and amounted to €48.1 million. The Group also sells surplus power to Pohjolan Voima amounting to €12.0 million. We have the right to appoint a director to the board of directors of Pohjolan Voima.

Financial Arrangements

We have borrowings from, or financial arrangements with, several financial institutions. Some of the members of our board of directors or executive management group are also members of the board of directors, supervisory board or executive management of one or more of those financial institutions, including Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä and Paavo Pitkänen, and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. Paavo Pitkänen and Esko Mäkeläinen, however, retired as our officers in 2005. All of our borrowings and financial arrangements have been negotiated on arm’s-length terms and several have existed for a number of years and prior to the current overlap in board membership.

In July 2005, we set up a foundation to deal with our Swedish pension liabilities, with the directors of the foundation consisting of two representatives of both the employer and staff, together with an independent chairman. In October 2005, we capitalized the foundation with SEK 1,986 million to discharge the legal liability of the units under Swedish rules. In November 2005, we sold the foundation a nominal SEK 850 million of loan notes in our Swedish forest associate, Bergvik Skog AB for SEK 992 million and, in December, a further 700,000 Nordea Bank AB (publ.) shares worth SEK 56 million were sold. The values of these securities were independently appraised and we realized a profit of €10.3 million and €4.2 million, respectively.

Research and Development

We conduct research and development activities through Keskuslaboratorio, in which we have a 30 percent interest. We source part of our basic research requirements from Keskuslaboratorio, which also performs research for us on a contract basis at cost. In 2005, our total payments to Keskuslaboratorio amounted to €3.4 million. Discoveries made in the process of its research activities are the property of Keskuslaboratorio, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of Keskuslaboratorio (in addition to ourselves, UPM-Kymmene, Metsäliitto group and Myllykoski) have a right to practice the patent. If, however, Keskuslaboratorio decides not to apply for a patent, the discovery is auctioned to the corporate owners or, if they are not interested, to unrelated third parties.

Recycled Paper

We have a minority interest in several paper recyclers from whom we purchase recycled paper at market prices this amounting to €18.3 million for the year, though one of the biggest of these, Vlar Papier NV in Belgium became our subsidiary in 2005.

Forest Assets and Wood Procurement

In connection with the divestiture of our Finnish forest land and related operations in 2002, we entered into a long-term wood procurement agreement with Tornator Oy, according to which it will sell us approximately 1.5 million cubic meters of wood annually. Tornator Oy is a wholly-owned subsidiary of Tornator Timberland Oy. Currently, we are holding 41 percent and Varma Mutual Pension Insurance Company is holding 13.3 percent of the shares in Tornator Timberland Oy. Our chief executive officer is the vice chairman of Varma’s supervisory board and another member of our board is the president and chief executive officer and member of the board of Varma.

In connection with the divestiture of our Swedish forest land and related operations in 2004, we entered into a long-term wood procurement agreement with Bergvik Skog AB, according to which it will sell us approximately 4.5 million cubic meters of wood annually. Currently, we are holding 43.3 percent and the Knud and Alice Wallenberg Foundation is holding 8.2 percent of the shares in Bergvik Skog AB. As of the date of this annual report, the Knut and Alice Wallenberg Foundation controls approximately 24.4 percent of our voting rights.

Stevedoring

We own 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels. Steveco’s other shareholders are UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco to us and the other shareholders are priced at market prices and, in 2005, our total payments to Steveco Oy amounted to €20.6 million. We also own 50 percent interest in Kemi Shipping Oy and 100 percent interest in Herman Andersson Oy, each, a Finnish company. In addition, Mr. Härmälä is the vice chairmen of Finnlines.

Item 8.    Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The following table sets forth our sales by destination for the years ended December 31, 2003, 2004 and 2005:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Austria	222.0	238.6	298.0
Baltic States	89.3	135.5	165.8
Belgium	267.2	258.4	278.0
Czech Republic	118.9	111.1	136.2
Denmark	276.1	262.2	255.7
Finland	786.9	808.5	814.2
France	862.7	835.2	940.4
Germany	1,616.1	1,624.6	1,894.2
Italy	380.7	369.1	384.1
The Netherlands	491.9	508.8	597.8
Poland	107.9	105.5	228.6
Portugal	64.9	83.2	65.7
Spain	499.4	488.8	483.1
Sweden	994.4	1,040.5	1,081.9
United Kingdom	979.3	963.8	860.4
Russia	130.7	151.8	193.2
Other Europe	654.9	671.9	777.4

Total Europe	8,543.3	8,657.5	9,454.7
Africa	146.8	149.9	138.8
Australia and New Zealand	122.9	124.3	120.7
Canada	143.7	127.5	137.3
China (incl. Hong Kong)	267.0	281.4	257.3
Japan	323.2	346.2	280.2
Other Far East and South East Asia	310.6	382.5	351.9
Middle East	185.5	201.4	193.6
United States	1,918.3	1,904.9	2,050.7
Latin America	126.0	162.9	170.8
Others	85.0	57.3	31.5

Total	12,172.3	12,395.8	13,187.5

In 2005, approximately €2,695.1 million, or 77 percent, of our sales from Finland; approximately €1,979.3 million, or 66 percent, of our sales from Sweden; approximately €856.8 million, or 47 percent, of our sales from Germany; and €189.3 million, or nine percent, of our sales from the United States were exported to other countries.

Legal Proceedings

Competition Law Proceedings

Inspections by European and U.S. Competition Authorities and Class-action Lawsuits in the United States.    In May 2004, we were subject to inspections carried out by the European Commission, together with the Finnish Competition Authority and other national competition authorities, at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the United States. The investigations by the European Commission and by the authorities in European countries other than Finland and in the United States are at a fact-finding stage only and no formal allegations have been made against us or any of our employees. The European Commission has stated that the purpose of its investigation is to ascertain whether there is evidence of cartel agreements and related illegal practices concerning price fixing, fixing of other commercial terms and/or allocation of customers in several product markets in the European paper and forestry products sector. In connection with this investigation, the European Commission’s requests for information to be provided by us have concerned the European publication and fine paper markets as well as procurement of recovered paper in Germany.

As far as we understand, the European Commission is currently evaluating evidentiary materials to determine whether to take any further action. We will provide the European Commission with further information to the extent requested to do so. Currently, we cannot assess what further action, if any, the European Commission may take. However, there can be no assurances that these investigations by the European Commission will not lead to formal proceedings against us.

On April 5, 2006, we received a formal request from the Finnish Competition Authority for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland. This request relates to the investigations commenced in May 2004. Based upon its investigation, the Finnish Competition Authority is alleging that UPM-Kymmene, Stora Enso and Metsäliitto have engaged in illegal price collaboration and exchange of information in connection with the purchasing of timber in Finland during the period from 1997 through 2004 in violation of the Finnish Act on Competition Restrictions and Article 81 of the European Community Treaty. At this stage, we will investigate the matter and intend to provide our response within the given time limit. The Finnish Competition Authority has requested the response by May 15, 2006. According to the information received from the Finnish Competition Authority, it will decide whether to take this matter to the Finnish Market Court when it has received the responses from all the companies involved in the matter. We are currently not in a position to estimate the amount of any fine that may be imposed as a result of any proceedings that may be commenced based upon the Finnish Competition Authority’s actions and, therefore, we have not made any related provision in our financial statements.

Subsequent to the commencement of these antitrust investigations, we and certain of our subsidiaries have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend these claims and we do not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits.

Due to the considerable uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies, thus no provision has been made with respect to these antitrust investigations by the European Commission and by authorities in Finland, in other European countries and in the United States or the class-action lawsuits in U.S. federal and state courts. If we were found to have violated the applicable competition law, we could be subject to considerable fines. In such case, the relevant decision or decisions could also be used by potential claimants in lawsuits for damages. There can be no assurances that any proceedings that may be commenced based upon such investigations or such lawsuits, if determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

European Commission Actions Relating to the Carbonless Paper Industry.    In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including our associated company, Mitsubishi HiTech Paper Bielefeld GmbH in which we have a 24 percent interest, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly our wholly-owned subsidiary, Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper and fully paid by the Company in 2002. However, Mitsubishi HiTech Paper also appealed the Commission’s decision to the European Court of First Instance in 2002, but as of the date of this annual report the case, and any adjustment to the penalty originally imposed, was still pending with the Court of First Instance. Due to the considerable uncertainties, no provisions have been made in our accounting for this affiliated company for any contingencies relating to either an increased fine or the repayment of amounts already paid.

Other Competition Law Proceedings.    In addition, companies operating in our industry have, from time to time, been subject to investigations by various local competition authorities. For example, in the last few years, Latvian and Lithuanian competition authorities have commenced investigations relating to wholesale operations of paper and board products and, in Portugal, the industry has been subject to investigations concerning practices in wood procurement. These investigations have been open for some time. We are currently not in a position to assess the potential impact of any proceedings that may result from these investigations but there can be no assurances that such proceedings, if commenced and determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

Other Legal Proceedings

Wisconsin Rapids Emissions.    The EPA has issued a notice of violation to the Wisconsin Rapids Mill alleging that expansions and other capital projects between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. We consider that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on our best estimate of the outcome. See “Item 4. Information on the Company—Environmental Matters—Environmental Regulation.”

Niagara Emissions.    The EPA has issued a notice of violation and a finding of violation to the Niagara Mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but it is expected that the EPA will seek a monetary penalty and the installation of additional control equipment. We intend to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on our best estimate of the outcome. See “Item 4. Information on the Company—Environmental Matters—Environmental Regulation.”

Amsterdam Harbor.    Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam. In addition, Stora Timber Finance B.V. is also seeking compensation by way of indemnification from the contractor that originally delivered the contaminated soil. A provision of €2.4 million and €2.3 million has been provided at December 31, 2004 and 2005, respectively, relating to this loss contingency and, as a result of the on-going settlement negotiations with the Municipality of Amsterdam, there are no indications that the final costs will exceed the current accrual, which is thus considered reasonable.

General

Except for the proceedings described above, we are not involved in any legal, administrative or arbitration proceedings which we would expect to have a material adverse effect on our business, financial condition or results of operations. In addition, we are not aware that any such legal, administrative or arbitration proceedings are threatened. However, we can not rule out the possibility of additional claims by competitors or other proceedings. Such claims or proceedings could have a material adverse effect on our business, financial condition or results of operations.

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

For companies domiciled in Finland and incorporated under Finnish law, dividends on shares are generally only paid annually after shareholder approval of both a company’s financial results and of the amount of the dividend proposed by the board of directors. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed the amount recommended by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of profits or distributable equity available at the end of the preceding fiscal year on a consolidated or unconsolidated basis, whichever is lower. As of December 31, 2005, our consolidated distributable equity, including our consolidated subsidiaries, totaled €3,349.1 million and the distributable equity in our parent company totaled €4,115.7 million. The difference between the parent company’s distributable equity and our consolidated distributable equity is caused by profits and losses related to our parent company’s subsidiaries that are reflected in our consolidated accounts but not in the accounts of the company.

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

At the annual general meeting of our shareholders held on March 21, 2006, our shareholders declared a dividend of €0.45 per share for the fiscal year ended December 31, 2005, representing total dividends of €365.8 million. The dividend was paid on April 5, 2006 to shareholders entered in the register of shareholders on March 24, 2006.

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

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2001	15.67	10.12	146.50	90.50
2002	16.13	8.41	148.00	77.00
2003	12.42	8.30	113.50	77.50
2004	12.11	9.60	108.00	90.00
2005	12.17	10.05	110.00	91.75
2006 (through March 31)	13.58	10.89	127.50	100.50

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2004
First Quarter	11.53	9.60	106.50	90.00
Second Quarter	11.80	10.25	107.50	93.50
Third Quarter	11.75	10.45	107.50	95.50
Fourth Quarter	12.11	10.91	108.00	98.50
2005
First Quarter	12.17	10.67	110.00	96.75
Second Quarter	11.27	10.05	103.00	91.75
Third Quarter	11.79	10.20	110.00	95.75
Fourth Quarter	11.62	10.27	109.50	97.75
2006
First Quarter	13.58	10.89	127.50	100.50

	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
Calendar Period	High	Low	High	Low
	€		SEK
2005
October	11.55	10.27	107.50	97.75
November	11.19	10.56	107.00	101.50
December	11.62	10.90	109.50	104.00
2006
January	11.58	10.89	108.50	100.50
February	12.33	11.19	116.00	103.50
March	13.58	11.82	127.50	112.00

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

The tables below set forth, for each of the periods indicated, the reported high and low closing prices per Stora Enso ADSs on the New York Stock Exchange Composite Tape as reported in U.S. dollars by the New York Stock Exchange:

	Price per ADS
Calendar Period	High	Low
	$
2002	14.32	8.37
2003	14.05	9.16
2004	16.08	12.10
2005	16.00	12.36
2006 (through March 31)	16.40	13.22

	Price per ADS
Calendar Period	High	Low
	$
2004
First Quarter	14.10	12.20
Second Quarter	13.88	12.10
Third Quarter	14.09	12.60
Fourth Quarter	16.08	13.45
2005
First Quarter	15.99	13.84
Second Quarter	14.45	12.50
Third Quarter	14.29	12.36
Fourth Quarter	13.76	12.46
2006
First Quarter	16.40	13.22

	Price per ADS
Calendar Period	High	Low
	$
2005
October	13.76	12.46
November	13.12	12.63
December	13.75	12.91

2006
January	13.94	13.22
February	14.59	13.35
March	16.40	14.13

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

The Helsinki Stock Exchange is a part of the OMX group. OMX also owns and maintains the exchanges in Stockholm, Copenhagen, Riga, Vilnius and Tallinn. OMX’s Nordic List, the so-called OMX List, is expected to be launched on October 2, 2006. The OMX List will replace the current Main List, I List and NM List in Helsinki, A List and O List in Stockholm and the current list in Copenhagen. Through the OMX List, the listing requirements for companies will also be harmonized as well as the way of presenting the listed companies.

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

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above two-thirds of the total voting rights attached to the shares of the listed company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. However, pursuant to the Takeover Directive (2004/25/EC), the EU member states must ensure by May 20, 2006 that a shareholder whose holding in a company gives the shareholder control of the company must make a public tender offer to purchase the remaining shares. The Takeover Directive provides that EU member states, when implementing the Directive, may not adopt a threshold for a mandatory tender offer that exceeds 50 percent. The member states may, however, adopt thresholds lower than 50 percent. Under the Finnish Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

T he Finnish Book-Entry Securities System

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

Finnish Depositories for both Clearstream Banking S.A., Luxembourg and Euroclear Bank, SA/NV, as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

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

Shareholders and Holders of ADSs

Tax Credit on Dividends

The Finnish avoir fiscal system has been abolished as of January 1, 2005. The taxation of dividends distributed by a company listed on the Helsinki Stock Exchange varies depending on whether a shareholder that is a resident in Finland is a company listed on the Helsinki Stock Exchange, a privately held company or a natural person. When the shareholder is a company listed on the Helsinki Stock Exchange, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the dividend is paid based on shares that are not included in the investment assets of the shareholder (listed company), the dividend income is not taxable income. If the shareholder is a privately held company, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of the shareholder. If the shares are not part of the investment assets of the respective shareholder, only 75 percent of the dividends received is taxable income, provided that the respective shareholder does not directly own at least ten percent of the share capital of the distributing company. If the ten percent ownership threshold is met, the dividend income is not treated as taxable income of the respective shareholder (privately held company). If the shareholder is a natural person, 70 percent of the dividends received by such shareholder is taxable as capital income.

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

U.S. Federal Income Taxation

General

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the U.S. federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received shares or ADSs as compensation for the performance of services, certain former citizens or long-term residents of the United States, persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of the Company. This summary does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of shares or ADSs.

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

Dividends received by a U.S. Holder with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006. Thereafter, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income”.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

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

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent through 2010.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since July 25, 2002.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Operational Risk

Our operating profit is affected by changes in price and volume, although the effect on operating profit varies among our four global product divisions. The table below sets forth the operating profit sensitivity to a +/- ten percent change in either price or volume for our different product divisions.

	Price	Volume
	(€ in millions)
Publication paper	470	180
Fine paper	270	100
Packaging boards	320	140
Forest products	160	40

The price and volume of different cost components also have an impact on our operating profit. The table below sets forth the most important items relative to our total costs and sales.

	% of costs	% of sales
Variable costs
Fiber	18	18
Chemicals and fillers	9	9
Other materials	2	2
Energy	8	8
Production service	12	11
Transport and sales commission	12	11
Other variable	6	6

	67	65

Fixed costs
Personnel	17	16
Other	7	7

	24	23
Depreciation and amortization	9	9

Total costs	100	97

The main items are personnel costs and the sourcing of logs, pulpwood and recycled fiber. For example, a one percent change in our personnel costs equals €22 million and a one percent change in our fiber costs represents €24 million per year. In order to mitigate the impact of these on earnings, we have started to hedge some of our open commodity and energy exposure.

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

We use a Value-at-Risk (“VaR”) methodology to assess our foreign exchange risk. The VaR calculates the potential profit or loss from a stochastic change in the prices of items contained in the analyzed portfolio. The risk of the net foreign currency position is estimated against our base currency euro with a VaR-methodology developed by Risk Metrics Group, which uses historical volatilities and correlations. The calculation measures the potential change in the fair value of outstanding financial contracts over a one-day period on a specified confidence interval. Because the VaR method is not reliable in extreme situations, we also use complementing risk measures in the daily monitoring of foreign exchange risk.

In 2005, in accordance with our financial risk policy, the foreign exchange net cash flow arising from forecasted sales and purchases could be hedged to a maximum of 75 percent of the net exposure in a specific currency.

The divisions can hedge up to 75 percent of their forecasted transaction exposure based on divisional financial risk policy. In addition to divisional hedges, remaining group exposures may be hedged under the authority of senior management.

For this purpose, a number of financial instruments are used, including foreign exchange forward contracts and foreign exchange options.

The financial instruments used for the hedging of net foreign exchange exposure arising from sales and purchases have, on average, a maturity of less than one year.

The overnight VaR for the net cash flow hedges of foreign exchange transactions was, at a 95 percent confidence level, a loss of €4.9 million as of December 31, 2005 compared to €2.1 million as of December 31, 2004, while the average of over the year 2005 was €3.8 million compared to €2.7 million over the year 2004. The increase in VaR was mainly due to the increase in hedges during 2005.

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

During 2005, material translation exposures in U.S. dollars, Canadian dollars, British pounds sterling and Czech korunas were hedged, while Swedish krona exposure was partially hedged. Hedges were hedge accounted for in accordance with IAS 39 hedge accounting criteria for net investment in a foreign entity. As of December 31, 2005, we had €73 million (U.S. dollar equivalent) of forward contracts and €956 million (U.S. dollar equivalent) of borrowings designated as hedge of our net investment in the United States compared to €257 million of forward contracts and €646 million of borrowings as of December 31, 2004. As of December 31, 2005, €428 million (Canadian dollar equivalent) of forward contracts were designated as hedges of the net investment in Canada, compared to €426 million as of December 31, 2004, while our net investment in the United Kingdom, as of December 31, 2005, had designated forward contracts of €32 million (GBP equivalent), compared to €39 million as of December 31, 2004. As of December 31, 2005, our net investment in the Czech Republic had designated forward contracts of €122 million (Czech koruna equivalent), compared to none as of December 31, 2004, while our net investment in the Sweden, as of December 31, 2005, had designated borrowings of €475 million (Swedish krona equivalent), compared to €592 million as of December 31, 2004. As of December 31, 2005, we had no hedges of our Denmark net investment exposure, compared to €100 million (Danish krona equivalent) as of December 31, 2004.

As of December 31, 2005, the value at risk on the net equity exposure including hedges measured with overnight VaR was a loss of €11.7 million at a 95 percent confidence level, compared to €8.5 million as of December 31, 2004. The respective annual averages were €7.7 million in 2005 and €7.4 million in 2004. The increase in risk was mainly due to the changes in volatilities and correlations.

Funding and Interest Rate Risk

We are also exposed to interest rate risk, in which we are mainly exposed to fluctuations in the euro, Swedish krona and U.S. dollar interest rates. Fluctuations in interest rates affect our interest expenses. Our treasury is responsible for the funding of our business operations and managing of interest rate risk.

The financial risk policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowing should be at least four years. Target maturity should be between five and seven years, while combined duration of the loans and the swaps should be between three months and four years. Furthermore, the group must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other uncommitted short-term loans.

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

As of December 31, 2005, the basis point value of our liability portfolio was €2.01 million, meaning that a one basis point change in average interest rates has an impact of €2.01 million on our interest expenses. The average maturity for the loan portfolio was 3.9 years (excluding committed credit facilities) and the duration for the loan portfolio was 3.3 years. Duration for the loan portfolio together with swaps was 1.5 years. The corresponding values as of December 31, 2004 were basis point value of €1.20 million, with an average maturity of 5.3 years; loan portfolio duration of 3.4 years and duration of loan portfolio together with swaps of 1.9 years.

Outstanding Foreign Exchange and Interest Rate Derivatives

As of December 31, 2005, we had outstanding risk management contracts regarding foreign exchange in a nominal amount of €3,585.7 million compared to €3,170.8 million as of December 31, 2004.

Of interest rate derivatives, the nominal value outstanding as of December 31, 2005 was €4,032.8 million compared to €2,688.2 million as of December 31, 2004.

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

Parts of our raw material, energy and end product exposures have been hedged with commodity and energy derivatives. All financial derivatives used in hedging of our exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied.

As of December 31, 2005, we had total outstanding commodity derivative contracts, hedging exposures on purchase of energy and other raw materials and on sales of lumber in the form of commodity and energy swaps, options and futures of a total nominal value of €391.0 million, with a net positive fair value of €129.6 million, compared to total outstanding commodity contracts of €442.7 million, with a net positive fair value of €23.6 million, as of December 31, 2004. A ten percent decrease in the energy and raw material prices would result in a negative €13.8 million change in the fair value of the energy and raw material hedging contracts and a ten percent increase in the end product prices would result in a negative €0.0 million change in the fair value of the end product hedging contracts. The maturity of our commodity contracts is between one month and ten years.

The table below sets forth our outstanding commodity derivative contracts as of December 31, 2005.

	Maturity
	2006	2007	2008	2009	2010+	Total
	(€ in millions)
Commodity derivatives	150.1	119.4	67.4	0.8	53.3	391.0

Market Risk of Total Return Swaps

We utilize total return swaps (“TRS”) to partially hedge our exposure to changes in the share price of synthetic options granted under our option programs for Management (see note 28 to our consolidated financial statements beginning on page F-1 of this annual report), which are settled with cash payments. While these TRS instruments allow us to partially stabilize our future cash flows related to the settlement of outstanding synthetic options, they expose us to certain market risks. Our TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

As of December 31, 2005, we had TRS instruments outstanding covering 35,696,400 underlying shares of Stora Enso Oyj R ordinary shares (“Ordinary R Shares”) recorded at a net fair value of a loss of €1.8 million. The fair values of the TRS instruments outstanding at December 31, 2005 and 2004 are disclosed in note 24 to our consolidated financial statements beginning on page F-1 of this annual report. The settlement periods of the TRS instruments outstanding at December 31, 2005 match the life of the associated synthetic options, mature between 2006 and 2012 and allow for earlier settlement at our election. A ten percent fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €40.8 million, based on a closing share price as of December 31, 2005 of €11.44 on the Helsinki Stock Exchange.

As of December 31, 2004, we had TRS instruments outstanding covering 31,196,400 underlying Ordinary R Shares recorded at a net fair value of a loss of €11.4 million. The fair values of the TRS instruments outstanding at December 31, 2003 and 2004 are disclosed in note 24 to our consolidated financial statements beginning on page F-1 of this annual report. The settlement periods of the TRS instruments outstanding at December 31, 2004 match the life of the associated synthetic options, mature between 2006 and 2011 and allow for earlier settlement at our election. A ten percent fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €35.2 million, based on a closing share price as of December 31, 2004 of €11.27 on the Helsinki Stock Exchange.

Equity Price Risk

We have certain investments in publicly traded companies. The market value of the equity investments was €211.6 million as of December 31, 2005. These securities have exposure to fluctuations in equity prices. The equities in the portfolio are traded on the Helsinki Stock Exchange, the Stockholm Stock Exchange, the New York Stock Exchange, the Australian Stock Exchange and the Karachi Stock Exchange. A ten percent fall in equity prices would result in a €21.2 million loss in the equity value of these securities. As of December 31, 2005, there were no outstanding financial derivative contracts designated as hedges of the investments in publicly traded companies in our equity portfolio.

As of December 31, 2004, the market value of equity investments was €220.1 million, where a ten percent fall in equity prices would have resulted in a €22.0 million loss in the equity value of these securities.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Our president and chief executive officer and our senior executive vice president and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective.

During the year ended December 31, 2005, we implemented additional internal controls related to our reporting for derivative instruments for both the content and purposes of preparing a reconciliation of our financial statements in accordance with IFRS to U.S. GAAP. Specifically, we improved our review process, strengthened our understanding of the underlying data for derivative instruments to avoid misinterpretations of such data, and increased the review time previously allocated for such review processes.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Acknowledging this, we have sought to design our disclosure controls and procedures to provide such reasonable assurance.

Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

Audit Fees

During the financial years ended December 31, 2004 and December 31, 2005, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €2.7 million and €3.6 million, respectively, for the audit of our annual financial statements and services normally provided in connection with statutory and regulatory filings.

Audit Related Fees

During the financial years ended December 31, 2004 and December 31, 2005, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €1.0 million and €0.8 million, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During the financial years ended December 31, 2004 and December 31, 2005, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €1.1 million and €1.0 million, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial years ended December 31, 2004 and 2005, our principal accountant, PricewaterhouseCoopers Oy, billed us aggregate amounts of €0.1 million and €0.2 million, respectively, for other services.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth certain information concerning purchases of Series R shares by us and our affiliates during 2005.

Period	Total Number of Series R Shares Purchased	Average Price Paid per Series R Share (EUR)	Total Number of Series R Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number of Series R Shares that May Yet Be Purchased Under the Plans or Programs
January 2005	1,820,200	11.28	1,820,200	(1)	—
February 2005	3,943,500	11.32	3,943,500	(1)	—
March 2005	3,629,500	11.43	3,629,500	(2)	—
April 2005	5,977,600	10.70	5,977,600	(2)	—
May 2005	9,943,600	10.34	9,943,600	(2)	—
June 2005	3,875,900	10.83	3,875,900	(2)	—
July 2005	300,000	10.48	300,000	(2)	—
August 2005	1,611,100	10.90	1,611,100	(2)	—
September 2005	—	—	—	(2)	—
October 2005	756,200	11.13	756,200	(2)	—
November 2005	—	—	—	(2)	—
December 2005	—	—	—	(2)	—

Total	31,857,600	10.82	31,857,600	(2)	—

(1)	On March 18, 2004, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 32,700,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 17, 2005.
(2)	On March 22, 2005, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 62,150,000 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 21, 2006.

The following table sets forth certain information concerning purchases of Series A shares by us and our affiliates during 2005.

Period	Total Number of Series A Shares Purchased	Average Price Paid per Series A Share (EUR)	Total Number of Series A Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number of Series A Shares that May Yet Be Purchased Under the Plans or Programs
January 2005	—	—	—	(1)	—
February 2005	—	—	—	(1)	—
March 2005	10,000	11.18	10,000	(2)	—
April 2005	13,200	10.86	13,200	(2)	—
May 2005	6,300	10.50	6,300	(2)	—
June 2005	8,200	10.70	8,200	(2)	—
July 2005	1,900	10.48	1,900	(2)	—
August 2005	3,000	10.84	3,000	(2)	—
September 2005	—	—	—	(2)	—
October 2005	—	—	—	(2)	—
November 2005	—	—	—	(2)	—
December 2005	—	—	—	(2)	—

Total	42,600	10.83	42,600	(2)	—

(1)	On March 18, 2004, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 9,000,000 Series A shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 17, 2005.
(2)	On March 22, 2005, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 17,900,000 Series A shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization was valid until March 21, 2006.

On March 21, 2006, our annual general meeting of shareholders authorized our board of directors to repurchase our board of directors to repurchase up to 17,700,000 Series A shares and up to 60,000,100 Series R shares on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The authorization is valid until March 20, 2007.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See “Item 8. Financial Information” and our financial statements beginning on page F-1 of this annual report.

Item 19.    Exhibits.

Documents filed as exhibits to this annual report:

1.1	Articles of Association of Stora Enso Corporation.*
8.1	Subsidiaries of Stora Enso Corporation.
12.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
12.2	Certification by the chief financial officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
13.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.
13.2	Certification by the chief financial officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 25, 2003.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 6, 2006

STORA ENSO OYJ

By:	/s/ HANNU RYÖPPÖNEN
	Name:	Hannu Ryöppönen
	Title:	Chief Financial Officer

By:	/s/ JYRKI KURKINEN
	Name:	Jyrki Kurkinen
	Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Stora Enso Oyj

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Stora Enso Oyj and its subsidiaries (“Stora Enso”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of Stora Enso’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed on page F-77 of Note 28 – Employee and Equity Compensation Benefits, Stora Enso adopted IFRS 2, Share-Based Payments, in 2005 by retrospectively adjusting retained earnings as of January 1, 2003 for the cumulative effect of adopting the new standard. As discussed under the heading “Goodwill” on page F-12 of Note 1 - Accounting Principles, Stora Enso ceased amortization of goodwill from April 1, 2004 for new acquisitions and January 1, 2005 for existing goodwill.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Helsinki, Finland

February 28, 2006 (except for the matters disclosed in Note 31, Subsequent Events, and Note 32, Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America, as to which the date is April 6, 2006)

PricewaterhouseCoopers Oy

Authorized Public Accountants

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except per share amounts)

		For the year ended December 31,
	Note	2003	2004	2005	2005
		€	€	€	$
Sales	4	12,172.3	12,395.8	13,187.5	15,615.7
Other operating income	6	55.0	180.7	80.1	94.8
Changes in inventories of finished goods and work in progress		63.5	39.0	71.7	84.9
Change in net value of biological assets	13	11.6	7.1	(6.7)	(7.9)
Materials and services		(6,218.2)	(6,607.6)	(7,297.3)	(8,641.0)
Freight and sales commissions		(1,286.8)	(1,367.8)	(1,493.0)	(1,767.9)
Personnel expenses	7,21	(2,297.6)	(1,937.3)	(2,216.6)	(2,624.7)
Other operating expenses	6	(828.0)	(831.8)	(991.9)	(1,174.5)
Depreciation, amortization and impairment charges	11	(1,200.4)	(1,172.0)	(1,427.7)	(1,690.6)

Operating profit (loss)	4	471.4	706.1	(93.9)	(111.2)
Share of results in associated companies	14	(23.0)	38.9	67.2	79.6
Financial income	8	311.5	141.0	213.0	252.2
Financial expense	8	(549.2)	(247.0)	(364.6)	(431.7)

Profit (loss) before tax		210.7	639.0	(178.3)	(211.1)
Income tax	9	(67.0)	108.8	52.0	61.6

Net profit (loss) for the period		143.7	747.8	(126.3)	(149.6)

Attributable to:
Equity holders of the parent company	19	137.9	739.7	(130.0)	(153.9)
Minority interests	20	5.8	8.1	3.7	4.4

Net profit (loss) for the period		143.7	747.8	(126.3)	(149.6)

Earnings (loss) per share
Basic earnings (loss) per share	30	0.16	0.89	(0.16)	(0.19)
Diluted earnings (loss) per share	30	0.16	0.89	(0.16)	(0.19)

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

		As of December 31,
	Notes	2004	2005	2005
		€	€	$
Assets
Fixed assets and non-current investments
Goodwill	12	787.9	961.8	1,138.9
Other intangible fixed assets	12	108.1	194.1	229.8
Property, plant and equipment	12	9,754.8	9,936.8	11,766.5

	12	10,650.8	11,092.7	13,135.2
Biological assets	13	64.6	76.8	90.9
Emission rights		—	43.7	51.7
Investments in associated companies	14	568.1	719.9	852.5
Available-for-sale: Listed securities	15	220.1	211.6	250.6
Available-for-sale: Unlisted shares	15	132.8	403.6	477.9
Non-current loan receivables	18	233.1	127.6	151.1
Deferred tax assets	9	11.4	72.2	85.5
Other non-current assets	16	210.5	269.4	319.0

		12,091.4	13,017.5	15,414.4

Current Assets
Inventories	17	1,771.3	2,150.5	2,546.5
Tax receivables	9	160.9	108.5	128.5
Short-term operative receivables	18	1,865.3	2,157.9	2,555.2
Interest-bearing receivables	18	248.7	309.2	366.1
Cash and cash equivalents		274.3	351.4	416.1

		4,320.5	5,077.5	6,012.4

Total Assets		16,411.9	18,095.0	21,426.9

Equity and Liabilities
Equity attributable to parent company shareholders
Share capital	19	1,423.3	1,382.1	1,636.6
Share premium fund		1,009.2	784.8	929.4
Treasury shares		(180.8)	(259.9)	(307.8)
Other comprehensive income	24	67.6	468.0	554.2
Cumulative translation adjustment	25	(218.9)	(127.1)	(150.5)
Retained earnings		5,196.2	5,527.4	6,545.2
Net profit (loss) for the period		739.7	(130.0)	(153.9)

		8,036.3	7,645.3	9,053.1

Minority Interests	20	136.1	93.6	110.8

Total equity		8,172.4	7,738.9	9,163.9

Non-current liabilities
Post-employment benefit provisions	21	637.8	494.0	585.0
Other provisions	23	60.9	142.6	168.9
Deferred tax liabilities	9	1,314.6	1,076.2	1,274.4
Non-current debt	22	3,328,1	4,353.9	5,155.6
Other non-current operative liabilities	23	174.0	204.7	242.4

		5,515.4	6,271.4	7,426.2

Current liabilities
Current portion of non-current debt	22	102.1	385.0	455.9
Interest-bearing liabilities	22	597.4	1,345.0	1,592.7
Current operative liabilities	23	1,673.1	1,975.4	2,339.1
Tax liabilities	9	351.5	379.3	449.1

		2,724.1	4,084.7	4,836.8

Commitments and contingencies	26	—	—	—

Total equity and liabilities		16,411.9	18,095.0	21,426.9

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions except per share amounts)

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	€	€	€	€	€	€	€
Balance as of December 31, 2002	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,162.3	8,020.0
Effect of adopting IAS 41 Agriculture
Subsidiaries companies	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance as of January 1, 2003	1,529.6	1,554.0	(314.9)	233.4	(144.4)	5,821.7	8,679.4
Repurchase of Stora Enso Oyj shares	—	—	(319.1)	—	—	—	(319.1)
Cancellation of Stora Enso Oyj shares	(60.5)	(315.5)	376.0	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(387.7)	(387.7)
Options exercised	0.2	(1.1)	—	—	—	—	(0.9)
Net profit for the period	—	—	—	—	—	137.9	137.9
OCI entries	—	—	—	(118.8)	—	—	(118.8)
Translation adjustment	—	—	—	—	(52.7)	—	(52.7)

Balance as of December 31, 2003	1,469.3	1,237.4	(258.0)	114.6	(197.1)	5,571.9	7,938.1
Repurchase of Stora Enso Oyj shares	—	—	(198.6)	—	—	—	(198.6)
Cancellation of Stora Enso Oyj shares	(47.3)	(228.5)	275.8	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(375.7)	(375.7)
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	(11.7)	739.7	728.0
OCI entries	—	—	—	(47.0)	—	—	(47.0)
Translation adjustment	—	—	—	—	(10.1)	—	(10.1)

Balance as of December 31, 2004	1,423.3	1,009.2	(180.8)	67.6	(218.9)	5,935.9	8,036.3
Repurchase of Stora Enso Oyj shares	—	—	(344.7)	—	—	—	(344.7)
Cancellation of Stora Enso Oyj shares	(41.2)	(224.4)	265.6	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(365.3)	(365.3)
Buy-out of minority interests	—	—	—	—	—	(43.2)	(43.2)
Net profit for the period	—	—	—	—	0.2	(130.0)	(129.8)
OCI entries	—	—	—	400.4	—	—	400.4
Translation adjustment	—	—	—	—	91.6	—	91.6

Balance as of December 31, 2005	1,382.1	784.8	(259.9)	468.0	(127.1)	5,397.4	7,645.3

	As of December 31,
	2003	2004	2005
	(€ in millions)
Equity attributable to parent company shareholders	7,938.1	8,036.3	7,645.3
Equity attributable to Minority Interest	60.3	136.1	93.6

Total Equity	7,998.4	8,172.4	7,738.9

Full details of minority Equity are given in note 20

OCI = Other Comprehensive Income – see note 24

CTA = Cumulative Translation Adjustment – see note 25

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

		For the year ended December 31,
	Note	2003	2004	2005	2005
		€	€	€	$
Cash flow from operating activities
Net profit (loss) for the period		143.7	747.8	(126.3)	(149.6)
Reversal of non-cash items:
Taxes		67.0	(108.8)	(52.0)	(61.6)
Depreciation, amortization and impairment charges	11	1,200.4	1,172.0	1,427.7	1,690.6
Changes in value of biological assets	13	(11.6)	(7.1)	6.7	7.9
Share of results of associated companies	14	23.0	(38.9)	(67.2)	(79.6)
Profits and losses on sale of fixed assets and investments	6	(10.5)	(125.8)	5.0	5.9
Net financial income	8	237.7	106.0	151.6	179.5
Interest received		24.6	15.6	29.0	34.3
Interest paid, net of amounts capitalized		(228.1)	(182.3)	(166.2)	(196.8)
Dividends received	8,14	5.8	24.6	16.1	19.1
Other financial items, net		(0.4)	17.3	3.6	4.3
Income taxes paid	9	(278.0)	(114.2)	(209.0)	(247.5)
Change in net working capital, net of businesses acquired or sold		471.0	(100.8)	(278.7)	(330.0)

Net cash provided by operating activities		1,644.6	1,405.4	740.3	876.5

Cash flow from investing activities
Acquisition of subsidiary shares		(128.2)	(176.4)	(323.9)	(383.5)
Acquisition of shares in associated companies	14	(103.5)	(250.4)	(55.7)	(66.0)
Acquisition of available-for-sale investments	15	(12.6)	(13.2)	(8.6)	(10.2)
Capital expenditure	4,12	(1,226.7)	(975.1)	(1,129.6)	(1,337.6)
Investment in biological assets	13	(6.2)	(4.5)	(15.7)	(18.6)
Proceeds from disposal of subsidiary shares		—	197.9	1.6	1.9
Proceeds from disposal of shares in associated companies	14	0.4	—	—	—
Proceeds from disposal of available-for-sale investments	15	18.5	32.8	97.4	115.3
Proceeds from sale of fixed assets	12	47.5	36.4	14.5	17.2
Proceeds from (increase in) non-current receivables, net		339.2	(182.5)	98.3	116.4

Net cash used in investing activities		(1,071.6)	(1,335.0)	(1,321.7)	(1,565.1)

Cash flow from financing activities
Proceeds from (payment of) non-current liabilities, net		(957.4)	1,261.2	671.3	794.9
Proceeds from (payment of) current borrowings, net		1,141.2	(697.4)	674.9	799.2
Dividends paid		(387.7)	(375.7)	(365.3)	(432.6)
Minority dividends	20	(1.9)	(1.9)	(0.2)	(0.2)
Options exercised		(0.9)	1.6	—	—
Repurchase of own shares	19	(319.1)	(198.6)	(344.7)	(408.2)

Net cash generated from financing activities		(525.8)	(10.8)	636.0	753.1

Net increase (decrease) in cash and cash equivalents		47.2	59.6	54.6	64.5
Cash and bank in acquired companies		3.0	45.9	10.2	12.1
Cash and bank in divested companies		—	(29.5)	—	—
Translation adjustment		(17.2)	(3.2)	12.3	14.7
Cash and cash equivalents at beginning of year		168.5	201.5	274.3	324.8

Cash and cash equivalents at year-end		201.5	274.3	351.4	416.1

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(in millions)

Supplemental cash flow information

	Note	For the year ended December 31,
		2003	2004	2005	2005
		€	€	€	$
Change in net working capital consists of:
Change in inventories		(63.5)	(106.8)	(254.7)	(301.6)
Change in interest-free receivables: Current		188.1	(175.7)	(51.4)	(60.9)
Non-current		26.8	(50.5)	(3.4)	(4.0)
Change in interest-free liabilities: Current		(62.2)	(289.1)	(7.1)	(8.4)
Non- current		68.7	77.0	28.1	33.3
Proceeds from (payments of) short-term interest-bearing receivables		313.1	444.3	9.8	11.6

		471.0	(100.8)	(278.7)	(330.0)

Non-cash investing and financing activities:
Total capital expenditure	4,12	1,248.2	975.1	1,129.6	1,337.6
Amounts paid		1,226.7	975.1	1,129.6	1,337.6

Finance lease obligations incurred		21.5	—	—	—

Acquisition of group companies
Cash flow on acquisitions
Purchase consideration on acquisitions		128.2	176.4	323.9	383.5
Cash and cash equivalents in acquired companies		(3.0)	(45.9)	(10.3)	(12.2)

		125.2	130.5	313.6	371.3
Non-cash transaction
Associate shares held	14	—	3.9	5.0	5.9

Total acquisition value		125.2	134.4	318.6	377.3

Acquired net assets
Operating working capital		31.2	44.0	171.4	203.0
Operating fixed assets	12	206.4	190.2	388.3	459.8
Interest-bearing assets less cash and cash equivalents		5.7	0.7	—	—
Tax liabilities	9	(0.2)	(19.2)	(59.8)	(70.8)
Interest-bearing liabilities		(90.3)	(11.4)	(274.6)	(325.2)
Minority interests	20	(27.6)	(69.9)	93.3	110.5

Total net assets acquired		125.2	134.4	318.6	377.3

Disposal of group companies
Cash flow on disposals
Cash flow on disposal		—	197.9	1.6	1.9
Cash and cash equivalents in divested companies		—	(29.5)	—	—

		—	168.4	1.6	1.9

Net assets sold
Operating working capital		—	62.2	—	—
Operating fixed assets	12	—	94.1	—	—
Biological assets	13	—	1,541.2	—	—
Interest-bearing assets less cash and cash equivalents		—	23.1	1.6	1.9
Tax liabilities	9	—	(222.9)	—	—
Interest-bearing liabilities		—	(1,518.8)	—	—
Gain on sale		—	113.0	—	—

		—	91.9	1.6	1.9
Provision for unrealized gain	23	—	76.5	—	—

Total net assets sold		—	168.4	1.6	1.9

The accompanying notes are an integral part of these consolidated financial statements.

STORA ENSO OYJ AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Principles

Principal Activities

Stora Enso Oyj (the “Company”) is a Finnish limited liability company organized under the laws of the Republic of Finland and with its registered address at Kanavaranta 1, 00160 Helsinki. Its shares are listed on the Helsinki, Stockholm and New York Exchanges. The operations of Stora Enso Oyj and its subsidiaries (together “Stora Enso” or the “Group”) are organized into global product divisions, being publication paper, fine paper (including merchants), packaging boards and forest products, incorporating wood products and wood supply. Supporting areas in segment other comprise energy and head office, together with other corporate functions. The Group’s main market is Europe, though it has a substantial presence in the Americas.

These Financial Statements were approved by the Board on February 1, 2006.

Basis of Preparation

The Consolidated Financial Statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union including International Accounting Standards (“IAS”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). However, the differences between full IFRS and EU-adopted IFRS do not impact these Financial Statements, being the consolidated Financial Statements of Stora Enso Oyj and its subsidiaries which have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, available-for-sale investments and derivative financial instruments are shown at fair value.

Stora Enso maintains its accounting records and prepares its financial statements in euro. Solely for the convenience of the reader, the December 31, 2005 consolidated financial statements have been translated from euro at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the euro on December 30, 2005 of $1.00 = €0.8445. Such translation should not be construed as representations that the euro amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

Use of Estimates

The preparation of consolidated financial statements conforming to IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

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

The consolidated financial statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50 percent of the voting rights. The financial statements of some companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50 percent of the voting rights, are also consolidated. The principal subsidiaries are listed in Note 27.

Associated companies, where Stora Enso exercises significant influence, generally considered to be where the Group has voting rights of between 20 percent and 50 percent, are accounted for using the equity method, which involves recognizing in the Income Statement the Group’s share of the associate’s profit or loss for the year less any goodwill impairment. These companies represent undertakings in which the Group has significant influence, but which it does not control; the most significant such companies are listed in Note 14.

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

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries and all equity accounted investments are adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests are presented as a separate component of equity.

Minority Interest

Minority interests are presented within the equity of the Group on the balance sheet. The profit or loss attributable to both Minority Interests and to equity holders of the parent company is presented on the face of the Income Statement after the profit for the period, the minority interest in the result no longer being shown as an item of income or expense but instead as an allocation of profit or loss. Transactions between minority shareholders and Group shareholders are now transactions within equity and are thus shown in the Statement of Changes in Shareholder Equity and Note 20, Minority Interests.

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, but at the end of the month, foreign currency-denominated receivables and liabilities are translated using the month end exchange rate. Foreign exchange differences for operating items are recorded in the appropriate income statement account before operating profit, and, for financial assets and liabilities, are entered in the financial items of the income statement, except when deferred in equity as qualifying net investment hedges. Translation differences on non-monetary financial assets, such as equities classified as Available-for-Sale, are included in the fair value reserve in equity.

Foreign Currency Translations—Subsidiaries

The income statements of subsidiaries, whose functional and presentational currencies are not Euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the balance sheets of such subsidiaries are translated using the exchange rates ruling on December 31. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-Euro area foreign subsidiary and associated undertakings, and of financial instruments which are designated as and are hedges of such investments, are recorded directly in shareholders’ equity in the cumulative translation adjustment (“CTA”) as shown in Note 25. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal. CTA is also expensed on the repayment of share capital, return of investment and any partial disposal of a business unit.

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

When a hedging instrument expires, is sold, terminated or exercised, has its designation revoked or it no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecast transaction is ultimately recognized in the income statement. However, if the forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity, from the period when the hedge was effective, shall be recognized in the income statement immediately.

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and therefore changes in the fair value of such non-qualifying hedge instruments are immediately recognized in the income statement under financial items. All derivatives not qualifying for hedge accounting are also fair valued at each balance sheet date with the result immediately recognized in the income statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges, the Group using either derivatives or borrowings for this purpose. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognized in equity in cumulative translation adjustment (“CTA”); the gain or loss relating to the ineffective portion is immediately recognized in the income statement. In addition, the exchange gains and losses arising on the translation of a borrowing that hedges such an investment are also recognized in the CTA. The ineffective portion of such hedges is immediately recognized in the income statement.

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

The fair values of publicly traded derivatives, along with trading and available-for-sale securities, are based on quoted market prices at the balance sheet date; the fair values of interest rate swaps are calculated as the present value of the estimated future cash flows while the fair values of forward foreign exchange contracts are determined using forward exchange market rates at the balance sheet date. In assessing the fair values of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions based on market conditions at each balance sheet date. Quoted market prices or dealer quotes for identical or similar instruments are used for non-current debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments. The face values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates available to the Group for similar financial instruments.

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax and discounts, and are adjusted for exchange differences on sales in foreign currency. Sales are recognized after Stora Enso has transferred the risks and rewards of ownership to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods; usually this means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Stora Enso’s terms of delivery are based on Incoterms 2000, being the official rules for the interpretation of trade terms as issued by the International Chamber of Commerce. The main categories of terms covering Group sales are:

•	“D” terms, under which the Group is obliged to deliver the goods to the buyer at the agreed destination, usually the buyer’s premises, in which case the Point of Sale is the moment of delivery to the buyer.

•	“C” terms, whereby the Group arranges and pays for the carriage and certain other costs, though the Group ceases to be responsible for the goods once they have been handed over to the carrier in accordance with the relevant term. The Point of Sale is thus the handing over of the goods to the carrier contracted by the Group for the carriage to the agreed destination.

•	“F” terms, being where the buyer arranges and pays for the carriage, thus the Point of Sale is the handing over of goods to the carrier contracted by the buyer.

Where local rules may result in invoices being raised in advance of the above, the effect of this revenue advancement is quantified and adjusted for.

Revenues from services are recorded when the service has been performed.

Shipping and Handling Costs

The Company includes shipping fees billed to customers in revenues and shipping costs incurred in cost of sales.

Research and Development

Research costs are expensed as incurred in other operating expenses in the Consolidated Income Statement. Development costs are also expensed as incurred unless it is assured that they will generate future income, in which case they are capitalized as intangible assets and depreciated over the period of the income streams.

Advertising Costs

Advertising costs are expensed as incurred.

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding its cost beyond one year, are recognized as an intangible asset and depreciated over the software’s expected useful life. Associated costs include staff costs of the implementation team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Website costs are expensed as incurred.

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

Discontinuing Operations and Assets Held for Sale

A discontinuing operation represents a separate major line of business for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes, that has been disposed of or is classified as Held for Sale. Assets are classified as such when it is highly probable that the carrying amount of the asset will be recovered through a sale transaction rather than continuing use. The pre-tax gain or loss on disposal of discontinuing operations is shown as a separate item in the Consolidated Income Statement.

Income Taxes

The Group income tax expense includes taxes of Group companies based on taxable profit for the period, together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies. The balance sheet also includes amounts in current tax relating to the tax effect of equity hedging, as shown in the Income Tax Reconciliation in Note 9.

Deferred income taxes are provided using the liability method, as measured with enacted, or substantially enacted, tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property plant and equipment, revaluation of net assets in acquired companies, fair valuation of available-for-sale investments and financial derivatives, intercompany inventory profits, untaxed reserves and tax losses carried forward; the latter is recognized as an asset to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilized.

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

Goodwill is tested at least annually for impairment but otherwise has historically been amortized on a straight-line basis over its expected useful life, which varied from 5 to 20 years depending on the nature of the acquisition. New rules however came into effect in 2004 whereby amortization of goodwill ceased from April 1, 2004 for new acquisitions and January 1, 2005 for existing goodwill. The only value adjustments to the carrying value of goodwill from January 1, 2005 results from the annual impairment testing.

Intangible Assets

Intangible assets are stated at historical cost and are amortized on a straight-line basis over expected useful lives which usually vary from 3 to 10 years, though up to 20 years for patents. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights and their fair value can be measured reliably.

Intangible assets recognized separately from goodwill in acquisitions consist of marketing and customer related or contract and technology based intangible assets. Typical marketing and customer related assets are trademarks, trade names, service marks, collective marks, certification marks, customer lists, order or production backlogs, customer contracts and the related customer relationships. The contract and technology based intangible assets are normally licensing and royalty agreements or patented technology and trade secrets such as confidential formulas, processes or recipes. The fair value determination of customer contracts and related relationships is derived from expected retention rates and cash flow over the customers’ remaining estimated life time. The value of trade marks is derived from discounted cash flow analysis using the relief from royalty method.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, augmented where appropriate by asset retirement costs; assets coming into the Group on the acquisition of a new subsidiary are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the balance sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalized as part of the cost during the construction period.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset class	Depreciation Years
Buildings, industrial	10-50
Buildings, residential	20-50
Buildings, office	20-50
Groundwood mills	15-20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Heavy machinery	10-20
Converting factories	10-15
Sawmills	10-15
Computers	3-5
Vehicles	5
Office equipment	3-5
Railway, harbours	20-25
Forest roads	10-35
Roads, fields, bridges	15-20
Intangible assets	3-20

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalized and depreciated over the remaining useful lives of the related assets. Retirements, sales and disposals of property, plant and equipment are recorded by deducting the cost and accumulated depreciation from the accounting records with any resulting terminal depreciation adjustments reflected in impairment charges in the income statement; capital gains are shown in other operating income.

Impairment

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss on plant and equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Whilst intangible assets and property, plant and equipment is subject to impairment testing at the cash generating unit (“CGU”) level, goodwill is subject to impairment testing at the level of CGU or groups of CGUs.

Accounting for Leases

Leases of property, plant and equipment where the Group has substantially all the rewards and risks of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property or the estimated present value of the minimum lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge being taken to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where the lessor retains all the risks and benefits of ownership, are classified as operating leases and the lease payments are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognized as an expense in the period in which termination takes place. Lease termination benefits are recognized on a discounted basis.

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the carrying value of the asset, the net cost being capitalized.

Biological Assets

IAS 41 Agriculture, requires that biological assets, such as standing trees, are shown on the balance sheet at market value. Group forests are thus accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets.

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

Emission Rights & Trading

The Group’s participation in the European Emissions Trading Scheme, in which it has been allocated allowances to emit a fixed tonnage of carbon dioxide in a fixed period of time, gives rise to an intangible asset for the allowances, a government grant and a liability for the obligation to deliver allowances equal to the emissions that have been made during the compliance period. Emissions Allowances recorded as intangible assets are recognized when the Group is able to exercise control and are measured at fair value at the date of initial recognition. The liability to deliver allowances is recognized based on actual emissions; this liability will be settled using allowances on hand, measured at the carrying amount of those allowances, with any excess emissions being measured at the market value of the allowances at the period end.

In the income statement, the Group will expense, under Materials & Services, emissions made at the fair value of the rights at their grant date, together with purchased emission rights at their purchase price. Such costs will be offset under Other Operating Income by the income from the original grant of the rights used at their fair value at the grant date, together with income from any sale of surplus rights. The income statement will thus be neutral in respect of all rights consumed that were within the original grant, any net effect representing either the costs of purchasing additional rights to cover excess emissions or the sale of unused rights.

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

Where market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. Valuation provisions are also made for old, slow moving and obsolete finished goods and spare parts. Such valuation allowances are detailed in Note 10 Valuation and Qualifying Accounts and Note 17 Inventories and, in the balance sheet, are deducted from the carrying value of the inventories.

Trade Receivables

Trade receivables are reported at their anticipated realizable value, an estimate being made for doubtful receivables based on an objective review of all outstanding amounts at reporting date.

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

Gains and losses on available-for-sale investments are booked to equity in OCI and, when they are sold, the accumulated fair value adjustments are then included in the income statement. The values of all investments, where the market value has been below the carrying value for more than a year, are reviewed at least annually for permanent impairment. If any impairment becomes permanent, then that part of the fair value reserve (OCI) represented by the impairment is transferred to the income statement.

Loan Receivables

Loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded at cost and are subject to regular and systematic review as to collectibility and available guarantees. If any loan receivable is estimated to be unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loan receivables is included within net financial items.

Debt

Debt is recognized initially as proceeds received, net of transaction costs incurred. In subsequent periods, it is stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings. Interest expenses are accrued for and recorded in the income statement for each period.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Environmental provisions for site reinstatement are made when a project starts production, the capitalized cost of the provision, along with the historic cost of the asset, being amortized over the useful life of the asset. Provisions are discounted back to their current net present value.

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

Employee Benefits

The Group operates a number of defined benefit and contribution plans throughout the world, the assets of which are generally held in separate trustee administered funds. Such pension and post-retirement plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries. Group contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

For defined benefit plans, accounting values are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. All actuarial gains and losses outside specified limits (“the corridor”) are spread forward over the average remaining service lives of employees. However, if any employment is terminated, the relevant actuarial gains and losses are immediately expensed as there is no longer any remaining service life over which these can be amortized. The corridor is defined as being the greater of 10 percent of the value of plan assets or 10 percent of the plan liabilities.

Executive Share Options

The costs of all employee-related share-based payments are charged to the income statement as personnel expenses over the vesting period. The synthetic option programmes 1999–2005 are hedged by Total Return Swaps (“TRS”) which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in the share price between the grant and settlement dates.

The fair value of employee services received in exchange for the grant of options is recognized as a cost, the total amount, to be expensed rateably over the vesting period, being determined by reference to the fair value of the options at period end. Estimates of the number of options that are expected to become exercisable are revised at each balance sheet date and the difference is recognized through the income statement with a corresponding adjustment to the liability shown in Other Non-current Operative Liabilities.

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

New Accounting Standards

In 2004, the IASB revised IAS 1, Presentation of Financial Statements, being effective on January 1, 2005 and under which minority interests are presented within the equity of the Group on the balance sheet. In the income statement, the standard requires the ‘profit or loss attributable to minority interest’ and ‘profit or loss attributable to equity holders of the parent’ each to be presented on the face of the income statement after the profit for the period. The minority interest in the result for the year is therefore no longer presented as an item of income or expense but instead as an allocation of profit or loss. Transactions between minority shareholders and Group shareholders are now deemed to be transactions within equity and are thus shown in the Statement of Changes in Shareholder Equity and Note 20, Minority Interests.

In 2004 the IASB issued IFRS2, Share-Based Payments, which came into force on January 1, 2005. Under this standard, the cost of all payments made using shares or share options are to be fair valued and recognized in financial statements, though this only affects the synthetic Option Programme in Stora Enso. The fair value of employee services received in exchange for any grant of options is recognized as a cost over the vesting period, being the period between grant and exercise

Standards, Interpretations & Amendments to Published Standards not yet Effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2006 but which the Group has not early adopted:

•	IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. Adoption of this amendment will only impact on the format and extent of Group disclosures presented in the accounts and Stora Enso will apply this for annual periods beginning January 1, 2006.

•	IAS 21 (Amendment), Net Investment in a Foreign Operation (effective from January 1, 2006). This enables certain third party currency monetary items to be treated as a part of the net investment in a foreign operation and do not necessarily need to be between a parent and a subsidiary as the creditor can also be a sister company. The Group does not consider that this amendment will have a significant impact on the classification and currency exchange treatment of loans and receivables.

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group’s operations.

•	IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments and will apply this for annual periods beginning on January 1, 2006.

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006). These amendments are not relevant to the Group’s operations, as Stora Enso is not a first-time adopter and does not carry out exploration for and evaluation of mineral resources.

•	IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The Group will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning January 1, 2007.

•	IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on Group operations.

•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006). IFRIC 5 is not relevant to the Group’s operations.

•	IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005). IFRIC 6 is not relevant to Group operations.

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

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. In order to minimize the cost of refinancing the Group loan portfolio and to ensure that funding is obtainable, the Group Treasury must have committed credit facilities to cover planned funding needs, the current portion of non-current debt, commercial paper borrowings and other short-term loans. The average maturity of outstanding loans and committed credit facilities should be at least four years and not more than seven.

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

Market Risk of Total Return Swaps (“TRS”)

Stora Enso utilizes TRS to partially hedge exposures to changes in the share price of synthetic options granted under the Option Programmes for Management (see Note 28), which are settled with cash payments. While these TRS instruments allow the Group to partially stabilize future cash flows related to the settlement of outstanding synthetic options, they result in certain market risks relating to Group share price developments. Group TRS instruments do not qualify for hedge accounting, therefore periodic changes to their fair value are recorded in the income statement in financial items.

Note 3—Critical Accounting Estimates & Judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

Fixed Assets

For fixed assets acquired in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable under the circumstances. However, different valuation assumptions and assigned lives could have a significant impact on the amounts reported through our financial statements.

The carrying amounts of fixed assets are reviewed at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Triggering events for impairment reviews include, among others:

•	permanent deterioration in the economic or political environment of customers or our own activity;

•	significant under-performance relative to expected historical or projected future performance; and

•	significant changes in our strategic orientations affecting the business plans and previous investment policies.

If any such indications exist, the recoverable amount of an asset is estimated as the higher of the net selling price and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount.

Goodwill

Under IFRS, goodwill is not amortized. Goodwill is tested for impairment at the cash-generating unit (“CGU”) level or by group of CGUs at least on an annual basis and any impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units in a CGU or group of CGUs and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital. If carrying amount exceeds the value-in-use, then assets within the CGU or group of CGU’s are considered to be impaired, and the difference is allocated to goodwill and then on a pro-rata basis to the other long-lived assets until the carrying value equals value-in-use.

We have evaluated the most sensitive estimates which changes could have a material effect on the fair value of the assets or goodwill and therefore could lead to an impairment charge. These estimates are the expected sales prices of the products, expected inflation rate of the product costs and discount rate. We perform sensitivity analysis on the most critical estimates.

Derivatives

As an international producer and seller of paper and forest products, we are exposed to foreign exchange rate movements. In accordance with our policy, in 2005, we hedged a maximum of 75 percent of the upcoming 12 months net exposure in a specific currency. Our translation risk exposure policy aims to minimize this risk by funding investments in the same currency as the net assets, whenever this is possible and economically viable.

We apply hedge accounting for cash flows related to external sales, however, derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the fair value gains and losses recorded through net financial items in the income statement.

Prices for paper and wood products are cyclical in nature and, consequently, earnings are exposed to commodity price volatility. The Group has implemented a commodity risk management framework in the areas of fiber and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury. All financial derivatives used in hedging Group exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied. Derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the fair value gains and losses recorded through net financial items in the income statement.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments and derivative financial instruments, intercompany inventory profits and tax losses carried forward which are recognized as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilized.

We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for future tax consequences based upon current facts, circumstances and tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

Post-Retirement Benefits

The Group operates a number of defined contribution and defined benefit plans worldwide, the assets of which are generally held in trustee administered funds. Contributions to defined contribution pension plans are charged to the income statement in the year to which they relate and no further liability arises. However, for defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions and other benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year; the full cost of the benefit is thus matched to the periods in which service is rendered. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees.

The determination of our pension obligation and expense is subject to the selection of certain assumptions used by actuaries in calculating such amounts, including among others, the discount rate, the expected rate of return on plan assets, the annual rate of increase in future compensation levels. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore may generally affect recognized expense and recorded obligation in such future periods.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations and which do not contribute to current or future revenues are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. However, establishing the precise nature of any contingent liability for environmental liabilities is by its very nature extremely subjective, thus management can only make its best estimate based on the facts known at the time and by using external advice where appropriate.

Note 4—Segment Information

The Group evaluates the performance of its operating segments and allocates resources to them based on their operating performance, which is equivalent to the segment result. Segment sales include intersegment sales valued at arm’s length prices.

Stora Enso changed its organizational structure in 2005 so that its business segments are organized worldwide into global product divisions, these being the basis on which the Group reports its primary segment information.

The activities of the reportable segments are:

Publication Paper

Publication paper develops and manufactures both magazine paper and newsprint. It supplies uncoated and coated magazine paper grades to printers and publishers for use in magazines, catalogues, brochures and other printed advertising products. As for newsprint, it supplies standard and specialty grades to printers and publishers to be used in newspapers, supplements, advertising, directories and paperback books.

Fine Paper

Fine paper develops, manufactures and supplies graphic coated and office uncoated fine paper grades for publishers and paper merchants. Graphic coated fine paper is used for advertising material, brochures, high- quality books and magazines, whereas office uncoated fine paper products are copy and offset paper, envelopes, writing paper and continuous stationery paper.

Merchants

Merchants distribute paper to printers, merchants, offices and other agencies, acting as the link in the distribution of the Group’s fine paper products to the graphic industry.

Packaging Boards

Packaging operations are split into business units for consumer board, corrugated packaging, industrial paper, speciality paper and cores and coreboard, all of which the Group develops, manufactures and supplies to industrial customers, the food industry in particular.

Wood Products

Wood products develops, manufactures and supplies sawn goods used in the joinery, furniture and construction industry, including prefabricated houses; it also has an increasing amount of value added capacity for further processing of the basic sawn timber.

Wood Supply

Wood supply procures and supplies timber to Group mills, sourcing this from both the Group’s two forest associates and from external parties.

Other

Segment other consists of Market Services, being the sales network and transport & distribution, along with energy and head office / corporate functions.

Information on Stora Enso’s reportable segments as at and for the years ended December 31, 2003, 2004 and 2005 is shown in the following tables; comparatives have been revised for the above organizational changes.

Sales by Segment

	For the year ended December 31,
	2003			2004			2005
	External	Internal	Total	External	Internal	Total	External	Internal	Total
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	4,222.8	282.7	4,505.5	4,333.3	288.1	4,621.4	4,404.6	271.3	4,675.9
Fine paper	2,532.1	228.6	2,760.7	2,445.5	223.3	2,668.8	2,385.2	305.1	2,690.3
Merchants	625.8	1.8	627.6	628.3	9.6	637.9	1,162.1	11.1	1,173.2
Packaging boards	2,903.5	79.4	2,982.9	2,902.4	151.0	3,053.4	3,036.6	153.6	3,190.2
Wood products	1,294.6	105.4	1,400.0	1,446.8	120.0	1,566.8	1,474.6	113.7	1,588.3
Wood supply	492.6	1,581.7	2,074.3	549.7	1,931.8	2,481.5	603.9	1,898.0	2,501.9
Other	100.9	467.0	567.9	89.8	453.2	543.0	120.5	533.2	653.7
Elimination of internal sales	—	(2,746.6)	(2,746.6)	—	(3,177.0)	(3,177.0)	—	(3,286.0)	(3,286.0)

Group Total	12,172.3	—	12,172.3	12,395.8	—	12,395.8	13,187.5	—	13,187.5

Sales include external service income of €21.8 million (2004: €19.3 million).

Segment Share of Operating Profit and Results and Investments in Associated Companies

	Share of Results in Operating Profit (Loss)			Share of Results in Associated Companies			Investment in Associated Companies
	For the year ended December 31,						As of December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	66.2	157.4	(8.3)	(16.3)	5.1	0.7	57.2	61.5	95.8
Fine paper	100.4	93.2	21.4	(0.2)	0.2	(0.1)	3.3	0.2	307.9
Merchants	(8.9)	9.9	(4.6)	—	—	0.2	—	—	1.2
Packaging boards	266.3	334.7	75.6	—	(0.5)	(0.2)	4.2	4.3	2.8
Wood products	6.5	29.8	(56.3)	(0.9)	1.3	(4.0)	7.6	8.1	0.8
Wood supply	116.5	156.6	(15.3)	13.7	22.5	78.0	83.0	249.6	297.6
Other	(75.6)	(75.5)	(106.4)	(19.3)	10.3	(7.4)	163.7	244.4	13.8

Group total	471.4	706.1	(93.9)	(23.0)	38.9	67.2	319.0	568.1	719.9

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Segment

	Fixed Assets			Capital Expenditure			Depreciation/Impairment
	As of December 31,			For the year ended December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	4,094.2	4,009.0	4,175.0	591.6	492.4	602.9	467.1	458.3	565.9
Fine paper	2,904.8	2,746.1	2,821.5	175.7	180.6	115.9	281.0	292.4	270.8
Merchants	66.5	76.3	338.8	25.6	3.2	6.7	8.1	8.5	15.5
Packaging boards	2,700.4	2,754.0	2,642.4	214.3	179.2	237.6	279.4	281.9	407.1
Wood products	685.4	674.8	637.9	141.9	68.1	44.5	74.4	78.2	113.8
Wood supply	158.5	99.9	124.1	20.2	21.9	34.4	16.2	12.9	15.5
Other	337.7	290.7	353.0	78.9	29.7	87.6	74.2	39.8	39.1

Group total	10,947.5	10,650.8	11,092.7	1,248.2	975.1	1,129.6	1,200.4	1,172.0	1,427.7

Goodwill by Segment (included in Fixed Assets above)

	Goodwill			Acquisitions			Amortization/ Impairment
	As of December 31,			For the year ended December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)			(€ in millions)
Publication paper	162.3	138.1	139.3	—	—	—	36.3	23.6	—
Fine paper	399.0	337.6	464.0	—	—	75.2	33.9	28.1	—
Merchants	9.1	13.8	52.7	—	6.8	38.8	2.2	2.2	—
Packaging boards	159.0	143.4	151.7	2.5	0.1	—	19.2	15.1	8.0
Wood products	173.2	155.0	154.1	71.1	—	—	20.0	21.2	—
Wood supply	—	—	—	—	—	—	—	—	—
Other	—	—	—	0.2	—	—	4.5	—	—

Group total	902.6	787.9	961.8	73.8	6.9	114.0	116.1	90.2	8.0

Assets and Liabilities by Segment

	Assets		Liabilities
	As of December 31,
	2004	2005	2004	2005
	(€ in millions)
Publication paper	5,335.3	5,571.3	861.3	981.0
Fine paper	3,549.7	3,668.3	416.9	452.3
Merchants	279.0	855.9	86.3	190.2
Packaging boards	3,716.9	3,619.9	476.8	500.2
Wood products	1,038.0	1,011.7	195.4	189.1
Wood supply	562.0	785.3	385.5	405.1
Other	1,931.0	2,582.6	5,817.3	7,638.2

Group total	16,411.9	18,095.0	8,239.5	10,356.1

Operating Capital by Segment

	As of December 31,
	2004	2005
	(€ in millions)
Publication paper	4,474.0	4,590.3
Fine paper	3,132.8	3,216.0
Merchants	192.7	665.7
Packaging boards	3,240.1	3,119.7
Wood products	842.5	822.6
Wood supply	176.5	380.2
Other	90.9	583.4

Total	12,149.4	13,377.9

Reconciliation of Operating Capital to Total Assets

	As of December 31,
	2004	2005
	(€ in millions)
Operating capital	12,149.5	13,377.9
Gross-up for operating liabilities	2,545.8	2,816.7
Interest-bearing receivables	976.2	999.8
Associate companies	568.1	719.9
Tax receivables	172.3	180.7

Total	16,411.9	18,095.0

Average Personnel (unaudited)

	Segment
	For the year ended December 31,
	2004	2005
Publication paper	12,884	12,450
Fine paper	7,758	7,637
Merchants	1,296	2,095
Packaging boards	10,860	12,454
Wood products	4,856	5,081
Wood supply	3,157	3,415
Other	2,968	3,034

Total	43,779	46,166

	Location
	For the year ended December 31,
	2003	2004	2005
Baltic States	1,561	1,630	1,806
Finland	14,479	13,820	13,596
France	1,312	1,260	1,345
Germany	4,785	4,734	5,165
Poland	75	69	1,936
Russia	741	1,710	1,927
Sweden	9,068	8,848	8,696
Other Europe	5,192	5,280	5,445

Europe	37,213	37,351	39,916
Canada	849	775	664
China (Incl. Hong Kong)	811	849	955
USA	5,182	4,644	4,454
Other	209	160	177

Total	44,264	43,779	46,166

Year-end personnel	42,814	*45,307	46,664

*)	As a result of acquisitions in Poland and Russia in late 2004, which had year-end personnel of 1,979 and 2,196 respectively, the number of employees at December 31, 2004 is materially different from the average figure.

External Sales by Destination and Origin

	Sales By Destination			Sales By Origin
	For the year ended December 31,
	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)
Austria	222.0	238.6	298.0	324.8	390.4	361.5
Baltic States	89.3	135.5	165.8	280.1	310.7	321.7
Belgium	267.2	258.4	278.0	182.7	263.4	267.9
Czech Republic	118.9	111.1	136.2	136.5	143.8	161.5
Denmark	276.1	262.2	255.7	68.6	66.8	61.8
Finland	786.9	808.5	814.2	4,048.9	4,085.5	3,536.3
France	862.7	835.2	940.4	378.6	347.1	460.9
Germany	1,616.1	1,624.6	1,894.2	1,475.6	1,500.9	1,894.8
Italy	380.7	369.1	384.1	0.1	0.1	6.5
Netherlands	491.9	508.8	597.8	187.7	211.2	338.0
Poland	107.9	105.5	228.6	12.1	11.2	175.3
Portugal	64.9	83.2	65.7	124.9	131.1	134.2
Spain	499.4	488.8	483.1	118.0	114.0	111.5
Sweden	994.4	1,040.5	1,081.9	2,814.1	2,820.3	3,006.2
UK	979.3	963.8	860.4	23.4	24.4	34.5
Russia	130.7	151.8	193.2	59.8	118.3	167.9
Other Europe	654.9	671.9	777.4	59.7	55.7	104.6

Total Europe	8,543.3	8,657.5	9,454.7	10,295.6	10,594.9	11,145.1
Africa	146.8	149.9	138.8	—	—	—
Australia/New Zealand	122.9	124.3	120.7	20.2	5.6	9.2
Canada	143.7	127.5	137.3	285.6	275.5	292.2
China (inc Hong Kong)	267.0	281.4	257.3	107.4	107.8	99.6
Japan	323.2	346.2	280.2	—	—	—
Other Asia	310.6	382.5	351.9	11.5	12.6	13.0
Middle East	185.5	201.4	193.6	—	—	—
USA	1,918.3	1,904.9	2,050.7	1,451.5	1,398.7	1,623.9
Latin America	126.0	162.9	170.8	—	—	—
Others	85.0	57.3	31.5	0.5	0.7	4.5

Total	12,172.3	12,395.8	13,187.5	12,172.3	12,395.8	13,187.5

Total Assets, Capital Employed and Equity by Location

	Total Assets		Capital Employed		Shareholder’s Equity
	As of December 31,
	2004	2005	2004	2005	2004	2005
	(€ in millions)		(€ in millions)		(€ in millions)
Austria	235.1	197.6	165.1	144.4	141.1	91.0
Baltic States	296.4	303.7	275.4	291.5	150.2	157.0
Belgium	625.1	591.6	570.2	526.7	258.8	247.9
Czech Republic	121.7	153.9	110.6	141.8	128.0	142.0
Denmark	53.1	58.9	44.5	47.7	200.8	174.5
Finland	5,056.9	5,355.0	3,342.1	3,731.1	2,092.0	1,557.9
France	389.0	431.2	275.7	235.6	138.1	(18.9)
Germany	1,778.6	2,031.6	878.2	995.8	648.6	654.0
Netherlands	181.7	196.1	130.9	124.9	195.7	64.7
Poland	248.9	266.6	162.1	189.3	135.9	147.1
Portugal	216.8	226.3	202.0	201.0	243.8	240.9
Spain	121.1	121.4	84.2	80.2	73.7	77.0
Sweden	3,270.0	3,606.4	1,571.1	2,154.8	1,865.7	1,982.4
Russia	127.8	182.9	119.3	163.1	33.5	55.3
Other Europe	77.2	228.3	12.3	121.5	73.1	135.1

Total Europe	12,799.4	13,951.5	7,943.7	9,149.4	6,379.0	5,707.9
Canada	484.2	547.1	475.1	367.1	445.6	428.4
China (inc Hong Kong)	174.4	259.4	147.8	201.0	39.2	100.3
USA	2,725.2	2,908.9	2,079.2	2,319.2	984.5	1,029.7
Latin America	191.1	372.7	0.3	49.1	190.8	371.9
Other	37.6	55.4	9.6	17.2	(2.8)	7.1

Total	16,411.9	18,095.0	10,655.7	12,103.0	8,036.3	7,645.3

Total capital employed represents operating capital less net tax liabilities

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Location

	Fixed Assets		Capital Expenditure		Depreciation/Impairment
	As of December 31,		For the year ended December 31,
	2004	2005	2004	2005	2004	2005
Austria	139.9	120.2	13.3	8.1	16.6	27.4
Baltic States	208.2	204.4	28.9	16.1	24.8	19.2
Belgium(1)	506.0	486.0	(11.7)	12.0	39.8	36.3
Czech Republic	100.2	117.1	10.5	4.8	13.0	6.2
Finland	3,086.3	2,928.8	239.3	201.9	369.2	411.5
France	199.6	201.0	37.7	49.9	24.0	56.2
Germany	1,177.9	1,283.7	187.0	49.9	163.1	143.9
Netherlands	80.6	75.5	5.2	3.1	9.9	10.8
Poland	146.5	171.5	0.1	32.5	0.9	16.9
Portugal	127.3	127.1	4.5	9.8	9.9	9.9
Spain	69.0	68.5	2.4	6.5	6.7	6.9
Sweden	1,959.8	2,234.3	283.8	554.9	207.9	216.4
Russia	82.2	119.5	12.3	30.1	5.4	9.0
Other Europe	49.2	125.1	2.9	17.1	9.4	15.8

Total Europe	7,932.7	8,262.7	816.2	996.7	900.6	986.4
Canada(1)	404.4	344.9	29.4	(15.5)	28.9	110.6
China (inc Hong Kong)	121.5	158.5	3.7	22.6	11.1	8.9
USA	2,185.1	2,272.4	123.8	83.2	229.9	320.6
Latin America	0.4	46.9	0.2	42.2	0.1	0.1
Other	6.7	7.3	1.8	0.4	1.4	1.1

Total	10,650.8	11,092.7	975.1	1,129.6	1,172.0	1,427.7

(1)	Negative capital expenditure is as a result of grant receipts.

Goodwill, Acquisition and Amortization/Impairment by Location

	Goodwill			Acquisitions			Amortization/Impairment
	For the year ended December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)			(€ in millions)
Austria	49.3	43.0	43.0	—	—	—	6.4	6.3	—
Baltic States	65.2	57.8	54.2	71.1	—	—	6.0	7.0	—
Belgium	14.0	12.0	12.0	—	—	—	4.2	2.4	—
Czech Republic	58.7	54.2	56.9	—	—	—	7.7	7.9	—
Finland	5.0	4.0	59.0	—	0.1	55.0	4.5	1.1	—
Germany	174.0	146.0	185.0	2.1	—	39.0	21.0	27.6	—
Sweden	15.9	13.9	33.6	—	—	20.0	15.1	2.1	—
Other Europe	4.1	9.8	9.7	0.6	6.8	—	12.9	1.2	—

Total Europe	386.2	340.7	453.4	73.8	6.9	114.0	77.8	55.6	—
China (inc Hong Kong)	23.9	17.7	21.0	—	—	—	5.2	4.9	—
USA	492.5	429.5	487.4	—	—	—	33.1	29.7	8.0

Total	902.6	787.9	961.8	73.8	6.9	114.0	116.1	90.2	8.0

Note 5—Acquisitions and Disposals

Material acquisitions in recent years consisted of the Schneidersöhne Group in 2005 in Germany, the Intercell Group in 2004 in Poland and the Sylvester Group in the Baltic States in 2003. The only material disposal in this period was the 2004 sale of 56.7 percent of the shares in the group’s Swedish forest-owning company, Bergvik Skog AB.

Acquisitions

In 2005 Stora Enso spent €323.9 million (2004: €176.4 million) on share acquisitions, of which €93.3 million (2004: €0.0 million) related to buying out minority interests. €235.6 million was therefore spent on acquiring new businesses, the biggest acquisition being the German Schneidersöhne Group, accounting for €202.7 million.

The effect of acquisitions on the 2005 sales on a like-for-like basis is €640.0 million, being:

• Schneidersöhne Group (merchants) external sales: Sept to Dec, €354.6 million.

• Papeteries de France SA (merchants): €105.3 million.

• Scaldia Papier BV (merchants): extra 8 months sales in 2005, €66.9 million.

• Other acquisitions made in 2005 (mainly wood products): €35.1 million.

• Stora Enso Poland SA (Intercell, packaging boards): full year, €161.1 million.

• Lost external sales from existing units (eliminations): €(83.0) million.

The effect on sales for a full year in respect of the 2005 acquisitions and the Intercell Group, whose results were not consolidated in 2004 as it was acquired in late December, would be €1.4 billion net of internal eliminations.

The effect on the operating profit of the above additional turnover was a loss of €15.3 million, financial items coming to €(0.3) million and tax being a credit of €4.8 million, giving a net loss of €10.8 million.

Acquisitions by Segment

	During the year ended December 31,
	2003	2004	2005
	(€ in millions)
Publication paper	—	—	2.2
Fine paper	—	5.2	83.7
Merchants	—	31.1	140.7
Packaging boards	5.5	131.8	27.0
Wood products	118.6	—	69.2
Wood supply	4.1	12.2	6.1

Total	128.2	180.3	328.9

Acquisitions by Country

	During the year ended December 31,
	2003	2004	2005
	(€ in millions)
Baltic States	122.0	—	58.4
Poland	—	131.8	1.5
Germany	2.1	—	64.2
Other EU	4.1	36.3	129.7
Other Europe, excl. EU	—	12.2	65.3
Other	—	—	9.8

Total Assets	128.2	180.3	328.9

On August 31 Stora Enso finalized its acquisition of 100 percent of the German-based paper merchant group Schneidersöhne, following approval by regulatory and competition authorities. The debt-free acquisition price was €441.6 million, being the equity purchase price of €202.7 million and debt of €238.9 million. Schneidersöhne was consolidated as part of Stora Enso’s merchant business, Papyrus, from September.

Schneidersöhne was the second largest paper merchant in Germany by sales volume and the fifth largest in Europe. It had operations in 11 countries, the biggest markets being Germany and Switzerland. At the year-end, it employed 1,895 staff.

The operating result for the four months post-acquisition showed a loss of €9.2 million. The financial expense for the period was €2.0 million and, after an allowance for tax of €4.4 million, left a net loss for the period of €6.8 million.

The acquisition was accounted for using the purchase method under which Stora Enso allocated the total purchase price to assets and liabilities based on their fair values. The purchase price of €202.7 million resulted in the allocation of €82.9 million and €35.8 million to intangible and tangible fixed assets respectively, €7.1 million to other assets and liabilities, €40.7 million for tax and goodwill of €114.0 million.

Fair values of intangibles were calculated according to accepted valuation methodologies and have been based on independent appraisal. The fair value determination of the customer contracts and related customer relationships has been derived from customer turnover rates and cash flow for customers remaining estimated life time. Company and product trade marks were recognized as intangible assets separate from goodwill, their values being derived from discounted cash flow analysis using the relief from royalty method. Goodwill represents estimated synergies to be achieved, both within Merchants, €39.0 million, as a result of better efficiency in logistical flows, merging of overlapping operations and better purchase conditions from external suppliers, and in existing Stora Enso units expected to benefit through increased sales volumes, €75.0 million.

Details of the Schneidersöhne acquisition are shown in the table below, along with figures for the entire Group; no other single acquisition was deemed material. Although the table shows adjustments made to book values as part of the fair valuation process, other adjustments were made to ensure that the opening book values were IFRS-compliant before the fair valuations took place. The Schneidersöhne figures, however, remain provisional as further information may become available within the 12 month period post-acquisition which may result in changes in the net assets acquired or fair value allocations.

Acquisitions in 2005

	Total Group Acquisitions			Schneidersöhne Group
	During the year ended December 31,
	Total Value	Allocated Fair Values	Acquired Book Values	Total Value	Allocated Fair Values	Acquired Book Values
	(€ in millions)			(€ in millions)
Tangible fixed assets	187.9	41.7	146.2	145.0	35.8	109.2
Intangible fixed assets	86.4	84.4	2.0	85.1	83.1	2.0
Goodwill	114.0	114.0	—	114.0	114.0	—

Total fixed assets	388.3	240.1	148.2	344.1	232.9	111.2
Associated companies	1.2	—	1.2	1.2	—	1.2
Operating receivables: Non-current	24.2	—	24.2	24.1	—	24.1
Current	230.8	(0.3)	231.1	165.8	—	165.8
Inventories	94.9	7.7	87.2	78.5	7.2	71.3
Cash	10.3	—	10.3	0.9	—	0.9
Tax assets	5.6	1.7	3.9	5.5	1.7	3.8

Total assets acquired	755.3	249.2	506.1	620.1	241.8	378.3

Group shareholders equity acquired	328.9	203.3	125.6	202.7	199.7	3.0
Minority interests	(93.3)	0.9	(94.2)	—	—	—

Net equity acquired	235.6	204.2	31.4	202.7	199.7	3.0
Operating liabilities: Non-current	44.0	1.4	42.6	41.9	—	41.9
Current	135.7	—	135.7	74.7	—	74.7
Debt: Non-current	103.0	—	103.0	87.0	—	87.0
Current	171.6	(0.4)	172.0	152.8	(0.3)	153.1
Tax liabilities	65.4	44.0	21.4	61.0	42.4	18.6

Total equity & liabilities acquired	755.3	249.2	506.1	620.1	241.8	378.3

Other acquisitions in 2005 included:

In April, the Group completed its acquisition of Papeteries de France SA from International Paper Corp for €12.4 million as part of the Group strategy to develop its Papyrus merchant business. The business employed 202 people at the year end. The operating loss amounted to €0.9 million, with a loss after financial items and tax of €1.2 million. There was no goodwill.

In July, Stora Enso Timber AG in Austria bought out its 51 percent partner in its former associate Holzwerke Wimmer GmbH in Germany and its subsidiary at Zdirec in the Czech Republic. The Wimmer companies specialized in the further processing of Group products. The purchase price amounted to €5.2 million and, together with the existing book value of €5.0 million for the 49 percent already reported as an associate, this gave an acquisition value of €10.2 million, equivalent to the net assets acquired. The Wimmer companies employed 160 staff at the year-end. The companies had an operating loss of €8.2 million for the six months period when they were consolidated, though €6.3 million of this represented an impairment of fixed assets at the German mill when the assets were tested later in the year after their July fair valuation; the net loss after financial items and tax amounted to €6.9 million. There was no goodwill on the acquisition as recent losses had reduced the purchase price calculation, though the acquisition accounting must still be considered provisional.

In December, wood supply acquired another subsidiary in Russia in a deal worth €6.1 million, the rationale being to enhance Group fibre supply. This acquisition will not affect Group turnover as the supplies will be internal. There was no goodwill, though the acquisition accounting is still provisional, and at the year end the company employed 510 staff.

There was one other small acquisition in Belgium of €2.2 million which was intended to ensure fibre supply to Langerbrugge Mill.

The details of the buy-outs of Minority Interests are:

Stora Enso Timber Oy exercised its option to buy-out the 34 percent Minority in its Baltic subsidiary, Stora Enso Timber AS. In 2003, Stora Enso had completed the acquisition of AS Sylvester, Estonia’s largest sawmilling and wood procurement company, for €122.7 million, of which €72.0 million represented goodwill; Sylvester saw milling operations then became Stora Enso Timber AS. The original purchase agreement included an option to buy out the remaining shares for a consideration to be determined by performance targets and it is this option that has now been exercised with effect from March 2005. The value of the minority at December 31, 2004 amounted to €27.4 million, thus with the purchase consideration coming to €55.3 million, a charge of €27.9 million was made against retained earnings (see Note 20).

Stora Enso Timber AS itself had a small minority in the ownership of its Imavere Sawmill and this too was bought out during the year; Minorities in timber businesses in Australia and Germany were also extinguished. The total price was €3.9 million and this resulted in a charge against retained earnings of €1.5 million.

Stora Enso acquired UPM-Kymmene Corporation’s 29 percent minority shareholding in Corenso United Oy Ltd following approval by the regulatory authorities. Corenso is a leading producer of coreboard and cores and tubes for industrial use and has four coreboard mills and 14 core factories in Europe, China and North America, with associated companies in Canada and Spain. The cost of the share acquisition totaled €22.8 million with a charge against retained earnings of €7.2 million above the equity accounting value of the minority at December 31, 2005 of €15.6 million. Other minorities however still remain within certain Corenso subsidiaries.

In July 2005, Stora Enso China Holdings AB increased its ownership of Suzhou Mill from 80.9 percent to 96.5 percent by acquiring the 15.6 percent holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition cost €8.5 million with a charge to retained earnings of €7.4 million. The remaining minority of 3.5 percent is owned by the Suzhou New District Economic Development Group and according to the deal, Stora Enso has the option to purchase this in the future. Stora Enso acquired its initial shareholding in Suzhou Mill in 1998 to start producing coated fine paper in China and in 2004 decided to modernize the mill to increase the production capacity. Stora Enso’s increased ownership facilitates this expansion of the mill and at the same time the Group made an equity injection of €39.9 million to finance it.

The Group made certain other minority payments at a cost of €4.6 million which resulted in a gain to retained earnings of €1.0 million.

In December 2004, Stora Enso closed its acquisition of 65.5 percent of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation, the acquisition price being €131.8 million. The fair value of the net assets acquired amounted to €201.2 million and although there was no goodwill, intangibles amounted to €16.7 million. The acquisition is part of the Group strategy of expanding its packaging board operations and will strengthen its presence in the fast growing Polish market. Intercell is one of Poland’s biggest corrugated packaging companies, with integrated operations from waste paper collection to corrugated packaging production, having three corrugated packaging plants in Poland, as well as one sack factory in Poland and one in Serbia. In 2005 its external sales were €161.1 million, its operating profit €5.1 million and its net profit after financials and tax, €5.2 million; at December 31, 2005 it had 1,869 employees.

In September 2004, Stora Enso completed its 100 percent acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper Corp, the acquisition accounting being completed in 2005 with an additional payment of €1.0 million to give a total purchase price of €32.1 million, of which goodwill came to €6.6 million. Scaldia had net sales in 2005 of €101.8 million and at December 31 employed 150 people. In 2005, its operating loss was €1.4 million, to be expected in the first year post-acquisition, with a net loss after financials and tax of €0.9 million.

Stora Enso also made various small acquisitions in Russia in 2004 as part of its wood supply programme to reduce supply risk by securing sources of fibre; €12.2 million was invested in Russian acquisitions during the year, the fair value of the acquired net assets approximating their cost. As a result of these acquisitions, fibre procurement from wood supply Russia increased substantially in 2004, employees increasing from 90 at December 31, 2003 to 1,674 in 2004 and 1,851 in 2005.

Acquisition of Group Companies

	During the year ended December 31,
	2003	2004	2005
	(€ in millions)
Acquired Net Assets
Cash and cash equivalents	3.0	45.9	10.3
Other operating working capital	31.2	44.0	171.4
Tangible fixed assets	132.2	160.8	187.9
Intangible fixed assets	0.4	22.5	86.4
Tax liabilities	(0.2)	(19.2)	(59.8)
Net interest-bearing liabilities	(88.4)	(10.7)	(274.6)
Minority interests	(23.8)	(69.9)	93.3

Fair Value of Net Assets in Acquired Companies	54.4	173.4	214.9
Goodwill	73.8	6.9	114.0

Total Purchase Consideration	128.2	180.3	328.9

Disposals

In 2005, there was only a single minor disposal and nothing in 2003, though in 2004 the Group sold 56.7 percent of its Swedish forestry-owning company, Bergvik Skog AB.

Stora Enso launched its forest restructuring programme in 2002 and this culminated in March 2004 with the divestment of the Group’s Swedish forest interests, which had a book value of €1,598.0 million at December 31, 2003. Although the capital gain on disposal amounted to €113.9 million, the sale also triggered the release of deferred tax provisions of a further €240.5 million that had been provided in the event of an asset sale as opposed to the company divestment that ultimately occurred. Stora Enso’s on-going stake in Bergvik Skog AB, amounting to SEK 1,515 (€167.9) million, is now accounted for as an associate (see Note 14). An unrealized gain of €73.5 million in excess of the reported profit was also generated on this transaction and is shown in balance sheet liabilities (see Note 23).

In October 2004, Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Indonesian acacia plantation company. The book value of the plantation at sale was €21.8 million and the disposal resulted in a small overall profit of €2.4 million

Disposal of Group Companies

	During the year ended December 31,
	2003	2004	2005
	(€ in millions)
Net Assets Sold
Cash and cash equivalents	—	29.5	—
Other operating working capital	—	62.2	—
Fixed assets	—	94.1	—
Biological assets	—	1,541.2	—
Interest-bearing assets less cash and cash equivalents	—	23.1	1.6
Tax liabilities	—	(222.9)	—
Interest-bearing liabilities	—	(1,518.8)	—

Net Assets in Divested Companies	—	8.4	1.6
Income Statement capital gain (goodwill realized)	—	113.0	—
Provision for unrealized gain	—	76.5	—

Total Disposal Consideration Received in Cash	—	197.9	1.6

Note 6—Other Operating Income & Expense

Following the Kyoto agreement, the European Union has issued carbon dioxide (“CO2”) emission rights to participating entities to discharge a specified level of emissions. Participants in the scheme have received a certain amount of emission rights for free and they are also able to buy and sell these rights in a market. If their emissions exceed their rights, they must purchase more allowances on the market, though if they emit less, they will be able to sell their excess allowances on the market. The Group has expensed €36.4 million, under Materials & Services, on account of actual emissions, thus ensuring the income statement correctly reflects the cost of assets used in production. This is offset under other operating income by an equivalent credit from the original grant of those rights, hence the income statement is neutral in this respect. Stora Enso emissions in 2005 were less than the allowances granted, mainly due to disruption caused by industrial action in Finland, sale proceeds from surplus rights coming to €1.6 million.

The Group also generates other income from its environmentally friendly power-generation in Sweden where it uses renewable resources and is thus entitled to Green Certificates for onward sale to generators that consume non-renewable resources. The income from this amounted to €21.2 million (€2004: 34.0 million).

In 2005 and 2003, there were no material gains on the disposal of non-current investments and fixed assets. However, in 2004 the Group divested its Swedish forest holdings company, Bergvik Skog AB (see Note 5) and generated a capital gain of SEK 978 (€107.3) million on the fixed assets therein. Cumulative translation adjustments (CTA) relating to divested companies amounted to €11.7 million, of which €6.5 million related to Bergvik Skog and €5.2 million to the Group’s former Indonesian plantation business.

Other Operating Income & Expense

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Other operating income
Emission rights	n/a	n/a	38.0
Sale of Green Certificates	15.7	34.0	21.2
Capital gain on sale of fixed assets	12.4	113.0	2.1
CTA on disposals, net of hedging	—	11.7	—
Gain on sale of non-current investments	2.6	1.4	1.0
Insurance compensation	9.7	4.8	3.3
Rent	8.3	8.4	8.0
Subsidies	6.3	7.4	6.5

Total	55.0	180.7	80.1

Other operating expenses include
Research and development	88.8	82.2	88.0
Rents paid	93.2	93.4	96.0
Loss on sale of non-current investments	4.5	0.3	7.9
CTA on disposals, net of hedging	—	—	0.2

Materials and Services include
Actual emissions	—	—	36.4

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

Principal Independent Auditor’s Fees

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Audit fees	2.5	2.7	3.6
Audit-related fees	1.0	1.0	0.8
Tax fees	0.5	1.1	1.0
Other fees	0.4	0.1	0.2

Total	4.4	4.9	5.6

Note 7—Staff Costs

Personnel Expenses

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Wages and salaries	1,661.7	1,594.8	1,637.3
Board Remuneration (see below)	0.6	0.7	0.7
Pensions (see below)	345.1	52.3	274.6
Share-based remuneration (Note 28)	—	—	9.7
Other statutory employer costs	272.2	271.9	289.4
Other voluntary costs	18.0	17.6	4.9

Total	2,297.6	1,937.3	2,216.6

Pensions

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Defined benefit plans	104.5	(116.6)	45.3
Defined contribution plans	209.2	201.8	197.0
Other post-employment benefits	31.4	(32.9)	32.3

Total pension costs	345.1	52.3	274.6

As a result of the 2004 change in rules for calculating disability pension liabilities in Finland, there was a credit to the income statement relating to defined benefit plans in 2005 and 2004 of €4.4 million and €179.9 million respectively; full details of pension costs are shown in note 21.

Board & Board Committee Remuneration

	For the year ended December 31,
	2003	2004	2005
	(€ in thousands)
Board Members
At December 31, 2005
Claes Dahlbäck, Chairman	135.0	141.0	145.0
Ilkka Niemi, Vice Chairman	60.0	69.7	89.5
Gunnar Brock	—	—	45.0
Lee A. Chaden	—	45.0	67.0
Harald Einsmann	60.0	64.5	63.7
Jukka Härmälä, CEO	—	—	—
Birgitta Kantola	—	—	50.3
Jan Sjöqvist	60.0	67.5	70.0
Matti Vuoria	—	—	47.3
Marcus Wallenberg	60.0	65.2	62.5
Former Board Members
Krister Ahlström	85.0	91.0	23.3
Björn Hägglund	—	—	—
Barbara Kux	45.0	65.3	16.7
Paavo Pitkänen	60.0	65.3	16.7
George W. Mead	60.0	15.0	—
Josef Ackermann	15.0	—	—

Total Remuneration as directors	640.0	689.5	697.0

Executive Management Group (“EMG”) Remuneration

EMG annual salaries are normally reviewed once a year with new salaries valid from March 1. Basic annual salaries totalled €4.7 (€4.7) million, of which €1.0 (€1.1) million related to the CEO as detailed below.

Executive Remuneration: CEO

	For the year ended December 31,
	2003	2004	2005
	(€ in thousands)
Remuneration
Annual salary	1,063.1	1,102.8	976.4
Benefits	114.8	64.1	119.8
Bonus (variable salary)	197.1	253.9	164.4

	1,375.0	1,420.8	1,260.6

Pension Costs
Finnish TEL scheme	174.1	161.9	104.4
Stora Enso voluntary plan	—	332.9	267.3
International pension plan	—	—	393.4

	174.1	494.8	765.1

Total Compensation	1,549.1	1,915.6	2,025.7

If the CEO had not participated in the International Pension Plan described below, the corresponding figures for 2005 would have been: Annual salary €1,165.4, Bonus €368.8, Benefits €119.8; Total €1,654.0.

Chief Executive Officer: Jukka Härmälä

The base salary for the CEO was increased by 4 percent in local currency in 2005. In addition to his base salary, the CEO is also entitled to a short-term incentive plan, decided on by the Board each year, giving a maximum 50 percent of annual fixed salary. The plan for 2004 was 20 percent related to Stora Enso’s Return on Capital Employed (“ROCE”), 20 percent to the North America Profit Enhancement Plan and 60 percent to personal key targets. The plan for 2005, to be paid out in 2006, was 25 percent related to Stora Enso’s Return on Capital Employed (“ROCE”), 25 percent directed at the profit improvement plan for Stora Enso and the other 50 percent being related to personal key targets.

The CEO has the right to retire at sixty with his pension, arising from the compulsory Finnish TEL scheme and a Stora Enso voluntary plan, amounting to 66 percent of the average of the last four years Finnish remuneration preceding retirement. Pensionable remuneration in 2005 was €1,002,345 (2004: €963,634), thus the cost to the Company of the compulsory TEL plan was €104,441 (2004: €161,890). A contribution of €267,312 (2004: €332,935) was needed for the Stora Enso voluntary plan, this funding being required following a review of the policy and the accumulated fund; it does not represent any change in the benefits themselves.

During 2005, the CEO joined a defined contribution International Pension Plan that was established with due consideration to best current practice in the UK for internationally mobile executives and with acceptance from the UK Inland Revenue. Accordingly, the terms and conditions of his employment were amended to allow Stora Enso to make contributions into the international pension plan, though the overall level of his remuneration remained unchanged. In the year to December 31, 2005, Stora Enso made contributions totalling €393,449 into the International Pension Plan on Mr Härmälä’s behalf.

Executive Management Group

EMG members have short-term incentive plans up to a maximum 50 percent of annual fixed salary, with up to 50 percent tied to the Group’s Return on Capital Employed; the payout in 2005, relating to 2004, was €628,137 (2004: €636,582). Benefits amounting to €212,400 (2004: €347,544) were provided, though additional sums relating to the foreign assignments of six (2004: five) members were paid at a cost of €268,070 (2004: €282,791). Under the new accounting rules from January 1, 2005 for share-based payments, the non-cash charge to the Group for their executive options and restricted share awards amounted to €826,912.

EMG members may retire at sixty with pensions consistent with local practices within their respective home countries; pension costs totalled €1,740,024 (2004: €1,611,431).

Contracts of employment for the CEO, Deputy CEO and other EMG members provide for notice of six months prior to termination with compensation being twelve months basic salary and a further optional twelve months salary depending on employment. They are also entitled to a certain number of shares through options/synthetic options, full details of which are shown in note 28.

Note 8—Net Financial Items

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Financial expense	(549.2)	(247.0)	(364.6)
Financial income	311.5	141.0	213.0

Net Financial Expense	(237.7)	(106.0)	(151.6)

Represented By
Interest expense
Bank borrowings	(188.9)	(149.3)	(181.5)
Finance leases	(30.2)	(17.3)	(14.4)
Interest capitalized	5.2	2.5	7.1
Interest income	27.8	22.7	23.8
Dividend income	5.8	17.1	4.5
Exchange gains and losses
Currency derivatives	236.0	(59.2)	(131.7)
Borrowings and deposits	(223.5)	58.1	146.1
Other financial income
Fair value hedges	1.5	13.8	0.8
Other fair value changes	20.8	18.7	10.0
Others	14.4	8.1	20.7
Other financial expense
Fair value hedges	(11.3)	(0.2)	—
Other fair value changes	(11.2)	(0.2)	(18.9)
Others	(84.1)	(20.8)	(18.1)

Total	(237.7)	(106.0)	(151.6)

Gains and losses on derivative financial instruments are shown in note 24.

In 2003, a provision of €53.9 ($61.1) million for additional leasing costs arising from the early termination of finance leases was included in other financial expense. Stora Enso North America Inc had terminated a portfolio of 1996 UK finance leases which had been due to expire in 2011, but as a consequence of changes in the interpretation of UK leasing tax rules, early termination of the leases became appropriate. The transaction was closed on March 2, 2004 and the remaining provision of $3.5 (€2.8) million was credited back to the income statement.

Aggregate foreign exchange gains and losses included in the consolidated income statement are:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Sales	(47.9)	(19.2)	55.8
Costs and expenses	5.2	3.2	(6.1)
Net financial items	12.5	(1.1)	14.4

Total	(30.2)	(17.1)	64.1

Note 9—Income Taxes

Profit (Loss) before Tax and Minority Interests

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Finnish companies	174.6	310.3	(180.7)
Swedish companies	329.5	337.2	271.3
German companies	25.8	(6.3)	28.4
Other companies	(319.2)	(2.2)	(297.3)

Total	210.7	639.0	(178.3)

Income Tax Expense

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Current tax expense
Finnish companies	5.2	13.4	57.8
Swedish companies	77.5	32.0	152.1
German companies	1.1	13.9	30.7
Other companies	31.4	41.7	85.5

Current tax expense shown in tax reconciliation	115.2	101.0	326.1

Change in deferred taxes
Finnish companies	48.6	49.6	(118.9)
Swedish companies	14.4	(225.7)	(93.0)
German companies	11.1	(8.8)	(15.6)
Other companies	(120.6)	(33.3)	(169.8)

Deferred tax expense shown in tax reconciliation	(46.5)	(218.2)	(397.3)

Associated company taxes	(1.7)	8.4	19.2

Total tax shown in income statement	67.0	(108.8)	(52.0)

Income Tax Reconciliation

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Tax at domestic rates applicable to profits in the country concerned	22.2	164.8	(86.4)
Non-deductible expenses and tax exempt income	(6.8)	(45.6)	(27.4)
Losses where no deferred tax benefit is recognized	48.9	34.8	62.8
Sale of Swedish forests	—	(240.5)	—
Change in tax rates and change in tax laws	2.7	(22.3)	(1.0)

Income taxes in the consolidated income statement	67.0	(108.8)	(52.0)

Effective tax rate	31.8%	17.0%	29.1%

Components of Income Tax Provision

	Current Tax			Deferred Tax			Total Tax
	For the year ended December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)			(€ in millions)			(€ in millions)
As of December 31,	294.6	169.9	190.6	1,678.7	1,759.2	1,303.2	1,973.3	1,929.1	1,493.8
IAS 41 Agriculture	—	—	—	240.4	—	—	240.4	—	—

As of January 1,	294.6	169.9	190.6	1,919.1	1,759.2	1,303.2	2,213.7	1,929.1	1,493.8
Translation difference	1.1	2.4	6.4	(71.5)	(17.1)	13.7	(70.4)	(14.7)	20.1
Companies acquired	(5.4)	1.7	9.1	5.2	17.5	50.7	(0.2)	19.2	59.8
Companies divested	—	8.8	—	—	(231.7)	—	—	(222.9)	—
OCI	—	—	—	(47.1)	(6.6)	33.7	(47.1)	(6.6)	33.7
Equity hedging (note 25)	42.4	21.0	(52.4)	—	—	—	42.4	21.0	(52.4)
Income Statement
Current year	138.8	106.8	243.0	(51.6)	18.5	(305.8)	87.2	125.3	(62.8)
Prior year adjustments	(23.6)	(5.8)	83.1	5.1	(236.6)	(91.5)	(18.5)	(242.4)	(8.4)
Tax paid	(278.0)	(114.2)	(209.0)	—	—	—	(278.0)	(114.2)	(209.0)

As of December 31,	169.9	190.6	270.8	1,759.2	1,303.2	1,004.0	1,929.1	1,493.8	1,274.8

Liabilities	352.4	351.5	379.3	1,771.3	1,314.6	1,076.2	2,123.7	1,666.1	1,455.5
Assets	(182.5)	(160.9)	(108.5)	(12.1)	(11.4)	(72.2)	(194.6)	(172.3)	(180.7)

Net Tax	169.9	190.6	270.8	1,759.2	1,303.2	1,004.0	1,929.1	1,493.8	1,274.8

In 2004, the company owning the Group’s Swedish forest assets was divested, thus the tax provided, had the forest holdings been subject to an asset sale, was not required as Swedish company sale profits are not taxable; SEK 2,195 (€240.5) million was credited to the income statement. Also in 2004, Finland passed new tax legislation providing for a reduction in corporate tax rates and changes in capital gains tax. Whilst the reduction in the tax rate from 29 percent to 26 percent had a beneficial effect of €44.3 million as at December 31, 2004 when the Group’s Finnish deferred tax balances were restated to the new rate, the other changes resulted in a loss of deferred tax assets in 2004 of €24.1 million. Group tax excluding these effects represented an underlying tax rate of 28.9 percent.

The Group has recognized a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At December 31, 2005, Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of €1,629 million (2004: €1,227 million) of which some €491 million

(2004: €440 million) had no expiry date, €84 million (2004: €76 million) expire during the years 2006–2010 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

No deferred tax liability has been recognized for the undistributed earnings of Finnish subsidiaries as such earnings may be transferred to the Parent Company without any tax consequences. In accordance with IAS 12 Taxes, the Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries.

Reconciliation of Deferred Tax Balances in 2005

	As of January 1, 2005	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	OCI	As of December 31, 2005
	(€ in million)
Fixed asset depreciation differences	1,326.4	36.0	57.4	(147.1)	—	1,272.7
Untaxed reserves	116.4	(5.2)	(0.1)	(96.7)	—	14.4
Pension provisions	51.2	0.6	(1.4)	(62.5)	—	(12.1)
Other provisions	(7.9)	0.2	(0.5)	(55.2)	—	(63.4)
Fair value gains less losses	9.0	0.3	(0.2)	(15.4)	—	(6.3)
Unrealized internal profits	(5.5)	—	(0.1)	(2.6)	—	(8.2)
Tax losses carried forward	(362.9)	(33.8)	(5.7)	(70.2)	—	(472.6)
Other	4.8	(2.1)	(3.3)	(3.0)	—	(3.6)
Less valuation allowance (note 10)	129.3	17.7	4.6	55.4	—	207.0

	1,260.8	13.7	50.7	(397.3)	—	927.9
Fair value of available-for-sale investments	28.2	—	—	—	12.6	40.8
Fair value of derivative financial instruments	14.2	—	—	—	21.1	35.3

Change in Net Deferred Tax	1,303.2	13.7	50.7	(397.3)	33.7	1,004.0

Shown on the Balance Sheet as
Liabilities	1,314.6	13.6	51.2	(336.9)	33.7	1,076.2
Assets	(11.4)	0.1	(0.5)	(60.4)	—	(72.2)

	1,303.2	13.7	50.7	(397.3)	33.7	1,004.0

OCI = Other Comprehensive Income statement – see note 24

Reconciliation of Deferred Tax Balances in 2004

	As of January 1, 2004	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	OCI	As of December 31, 2004
	(€ in millions)
Fixed asset depreciation differences	1,377.4	(31.7)	1.1	(20.4)	—	1,326.4
Untaxed reserves	169.1	1.1	(66.8)	13.0	—	116.4
Pension provisions	4.9	(6.0)	(0.7)	53.0	—	51.2
Other provisions	(3.9)	—	—	(4.0)	—	(7.9)
Fair value gains less losses(1)	410.4	(0.2)	(159.8)	(241.4)	—	9.0
Unrealized internal profits	(23.1)	—	—	17.6	—	(5.5)
Tax losses carried forward	(339.5)	19.0	(0.2)	(42.2)	—	(362.9)
Other	7.0	0.7	12.2	(15.1)	—	4.8
Less valuation allowance (note 10)	107.9	—	—	21.4	—	129.3

	1,710.2	(17.1)	(214.2)	(218.1)	—	1,260.8
Fair value of available-for-sale investments	24.1	—	—	—	4.1	28.2
Fair value of derivative financial instruments	24.9	—	5.3	—	(16.0)	14.2

Change in Net Deferred Tax	1,759.2	(17.1)	(208.9)	(218.1)	(11.9)	1,303.2

Shown on the Balance Sheet as
Liabilities	1,771.3	(17.1)	(208.9)	(218.8)	(11.9)	1,314.6
Assets	(12.1)	—	—	0.7	—	(11.4)

	1,759.2	(17.1)	(208.9)	(218.1)	(11.9)	1,303.2

OCI	= Other Comprehensive Income statement – see 24
(1)	The income statement credit includes €240.5 million relating to the disposal of Swedish forest interests, of which €240.4 million related to the adjustment to the 2003 opening balance for the deferred tax on the fair value surplus on the adoption of IAS 41 Agriculture.

Under IFRS, all deferred tax is shown as non-current even though a proportion will be reversed within twelve months; the table below shows the deferred tax considered to be current and non-current.

Deferred Tax Allocated into Current & Non-Current Balances

	Non-Current			Current			Total Deferred Tax
	As of December 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	(€ in millions)
Depreciation differences	1,389.7	1,311.4	1,245.2	(12.3)	15.0	27.5	1,377.4	1,326.4	1,272.7
Untaxed reserves	35.3	116.4	13.6	133.8	—	0.8	169.1	116.4	14.4
Pension provisions	14.3	61.1	(0.5)	(9.4)	(9.9)	(11.6)	4.9	51.2	(12.1)
Other provisions	(3.9)	(5.0)	(40.5)	—	(2.9)	(22.9)	(3.9)	(7.9)	(63.4)
Fair value gains less losses	9.9	9.0	(5.6)	400.5	—	(0.7)	410.4	9.0	(6.3)
Unrealized internal profits	(13.7)	—	—	(9.4)	(5.5)	(8.2)	(23.1)	(5.5)	(8.2)
Tax losses carried forward	(334.2)	(354.1)	(381.5)	(5.3)	(8.8)	(91.1)	(339.5)	(362.9)	(472.6)
Other	(33.6)	16.0	60.5	40.6	(11.2)	(64.1)	107.9	4.8	(3.6)
Less valuation allowance	107.9	129.3	207.0	—	—	—	7.0	129.3	207.0

	1,171.7	1,284.1	1,098.2	538.5	(23.3)	(170.3)	1,710.2	1,260.8	927.9
OCI	33.0	35.4	54.6	16.0	7.0	21.5	49.0	42.4	76.1

Total	1,204.7	1,319.5	1,152.8	554.5	(16.3)	148.8	1,759.2	1,303.2	1,004.0

Note 10—Valuation and Qualifying Accounts

Provisions for doubtful accounts, obsolete inventories, low inventory market values and valuation allowance for deferred tax assets are as follows:

Valuation and Qualifying Accounts

	Doubtful Accounts	Stock Obsolescence	Stock Valuation	Deferred Tax	Total Allowances
	(€ in millions)
Carrying value as of January 1, 2003	36.5	25.6	1.5	92.2	155.8
Translation difference	(0.9)	(0.9)	—	—	(1.8)
Charge in income statement	10.1	7.5	4.8	15.7	38.1
Reversal in income statement	(5.1)	(3.6)	—	—	(8.7)

Carrying value as of December 31, 2003	40.6	28.6	6.3	107.9	183.4

Translation difference	(0.1)	(0.2)	(0.2)	—	(0.5)
Charge in income statement	10.1	7.6	2.9	21.4	42.0
Reversal in income statement	(10.9)	(5.8)	(1.8)	—	(18.5)

Carrying value as of December 31, 2004	39.7	30.2	7.2	129.3	206.4

Translation difference	0.9	0.8	0.2	17.7	19.6
Acquisitions	13.9	2.5	2.6	4.6	23.6
Charge in income statement	4.5	22.4	5.4	100.0	132.3
Reversal in income statement	(11.7)	(12.2)	(4.8)	(44.6)	(73.3)

Carrying value as of December 31, 2005	47.3	43.7	10.6	207.0	308.6

Note 11—Depreciation, Amortization and Fixed Asset Impairment Charges

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Depreciation and amortization
Intangible fixed assets	17.0	20.2	36.0
Buildings and structures	109.3	112.9	123.6
Plant and equipment	904.9	910.8	932.5
Other tangible fixed assets	25.1	23.9	23.6
Goodwill	116.1	90.2	—

Total	1,172.4	1,158.0	1,115.7

Impairment and disposal losses
Plant and equipment	12.1	14.0	285.2
Other fixed assets	15.9	—	18.8
Goodwill	—	—	8.0

Total	28.0	14.0	312.0

Depreciation, amortization and impairment charges	1,200.4	1,172.0	1,427.7

During the fourth quarter in 2005, the Group performed impairment tests, partly due to the restructuring programs affecting certain Cash Generating Unit (“CGU”) future cash flows and partly due to weakened market conditions. As a result of the impairment tests, Group assets were subject to impairment in the sum of €297.8 million, of which €8.0 million related to goodwill.

Impairments were calculated with a Value in Use method for each CGU based on the following main assumptions:

•	Pre-tax discount rates ranging from 8.2 percent to 10.3 percent, depending in which countries or continents the CGUs mainly operate.

•	Sales price estimates in accordance with external specialist analysis.

•	Inflation estimates of approximately 2 percent p.a.

•	Current cost structure to remain unchanged

•	For goodwill testing, a five year future period was used after which the perpetuity value was based on zero growth rates, whereas for the fixed asset tests, the period was the remaining expected economical lifetime of the asset.

In addition to these write-downs, there were impairments of €14.2 million due to obsolete assets. The total impairment of €312.0 million (2004: €14.0 million) was distributed to the segments as following:

Segment Impairment

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Publication paper	—	11.8	129.5
Fine paper	—	—	11.4
Merchants	—	—	2.0
Packaging boards	5.2	1.5	122.1
Wood products	—	0.7	47.0
Other	22.8	—	—

Total	28.0	14.0	312.0

Total depreciation, amortization and impairment charges in the income statement amounted to €1,427.7 million (2004: €1,172.0 million) though there are also capital gains on the disposal of fixed assets, shown in other operating income, amounting to €2.1 million (2004: €113.0 million), principally relating to land and a few buildings. The main part of the capital gain in 2004 related to the Group’s divestment of its Swedish forest holdings company, Bergvik Skog AB (see Note 5), which generated a capital gain of SEK 978 (€107.3) million on the fixed assets therein.

In December 2003, the Group contracted to sell its forestlands in Ontario, Canada, simultaneously writing down the asset by €17.6 million.

Note 12—Fixed Assets

Fixed Asset Summary

	Property Plant & Equipment	Intangible Fixed Assets	Goodwill	Total Fixed Assets
	(€ in millions)
Acquisition Cost
As of January 1, 2005	20,707.8	281.9	2,466.0	23,455.7
Translation difference	416.2	6.3	199.4	621.9
Reclassifications	(14.3)	14.3	—	—
Companies acquired	303.9	98.4	114.0	516.3
Additions	1,109.8	19.8	—	1,129.6
Disposals	(287.8)	(3.4)	—	(291.2)

As of December 31, 2005	22,235.6	417.3	2,779.4	25,432.3

Accumulated Depreciation and Amortization
As of January 1, 2005	10,953.0	173.8	1,678.1	12,804.9
Translation difference	122.8	3.5	131.5	257.8
Companies acquired	116.0	12.0	—	128.0
Disposals	(276.7)	(2.1)	—	(278.8)
Charge for the year	1,079.7	36.0	—	1,115.7
Impairment charges	304.0	—	8.0	312.0

As of December 31, 2005	12,298.8	223.2	1,817.6	14,339.6

Net Book Value as of December 31, 2005	9,936.8	194.1	961.8	11,092.7

Net Book Value as of December 31, 2004	9,754.8	108.1	787.9	10,650.8

Property, Plant & Equipment

	Land and Water	Buildings and Structures	Plant and Equipment	Other Tangible Assets	Assets in Progress	Total
	(€ in millions)
Acquisition Cost
As of January 1, 2005	289.3	3,088.3	16,392.5	550.0	387.7	20,707.8
Translation difference	10.3	28.2	370.2	(0.8)	8.3	416.2
Reclassifications	1.3	62.5	358.4	8.3	(444.8)	(14.3)
Companies acquired	33.7	153.9	106.1	6.7	3.5	303.9
Additions	44.0	66.8	724.8	9.1	265.1	1,109.8
Disposals	(0.9)	(49.1)	(234.8)	(3.0)	—	(287.8)

As of December 31, 2005	377.7	3,350.6	17,717.2	570.3	219.8	22,235.6

Accumulated Depreciation and Amortization
As of January 1, 2005	—	1,370.6	9,258.2	324.2	—	10,953.0
Translation difference	—	0.6	121.4	0.8	—	122.8
Companies acquired	—	46.5	68.4	1.1	—	116.0
Disposals	—	(40.4)	(233.3)	(3.0)	—	(276.7)
Charge for the year	—	123.6	932.5	23.6	—	1,079.7
Impairment charges	—	17.8	285.2	1.0	—	304.0

As of December 31, 2005	—	1,518.7	10,432.4	347.7	—	12,298.8

Net Book Value as of December 31, 2005	377.7	1,831.9	7,284.8	222.6	219.8	9,936.8

Net Book Value as of December 31, 2004	289.3	1,717.7	7,134.3	225.8	387.7	9,754.8

The new rules contained in IFRS 3 came into effect in 2004 whereby amortization of goodwill ceased with effect from April 1, 2004 for new acquisitions and December 31, 2004 for all other existing goodwill. From January 1, 2005, the only value adjustments to the carrying value of goodwill is a result of the annual impairment testing, which in 2005 resulted in a charge of €8.0 million. Based on the current carrying value of goodwill, when the new rules came into force, this change is expected has a beneficial effect of some €90 million in 2005 and over the next four years, subject only to any impairments that may be found appropriate and any charges for new goodwill.

Stora Enso performs annual impairment tests for all fixed assets, including goodwill, though in the years 2003 and 2004 it was determined that no impairment existed in asset carrying values. In 2005, however, as disclosed in note 11, weakened market conditions resulted in the Group’s assets being subject to impairment in the sum of €312 million.

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

The Group’s Fixed Assets at December 31, 2005 include capitalized balances for unamortized computer software development costs, interest (at 6 percent to 11 percent) on the construction of qualifying assets and finance lease assets:

Capitalized Values

	Computer Software		Capitalized Interest		Finance Leases
	2004	2005	2004	2005	2004	2005
	(€ in millions)		(€ in millions)		(€ in millions)
As of January 1	46.7	67.6	77.1	70.8	142.3	126.5
Translation difference	(0.6)	0.8	(0.3)	0.7	(5.1)	9.5
Acquisitions and disposals	4.0	2.1	(4.8)	1.8	—	—
Capitalized in the year	32.8	26.8	2.5	7.1	—	—
Depreciation	(15.3)	(23.7)	(3.7)	(3.7)	(10.7)	(10.1)

As of December 31	67.6	73.6	70.8	76.7	126.5	125.9

Computer software includes capitalized own software at the year end of €14.2 million in 2005 (2004: €16.4 million); additions during the year were €3.7 million (2004: €2.1 million) and depreciation was €6.3 million (2004: €4.2 million).

Fixed Asset Additions

There was one material acquisition in 2005, along with several smaller ones, total acquisitions of Group companies amounting to €328.9 million in 2005 (2004: €180.3 million); the acquisition value of the operating fixed assets therein came to €388.3 million (2004: €190.2 million), of which €114.0 million (2004: €6.9 million) related to goodwill. Total acquisitions of Group companies in 2003 amounted to €128.2 million, the acquisition value of the operating fixed assets therein being €206.4 million of which €73.8 million related to goodwill.

Capital expenditure for the year in Stora Enso Oyj and its subsidiaries amounted to €1,129.6 million in 2005 (2004: €975.1 million). However, a further major investment is being undertaken at the Veracel Pulp Mill in Brazil, where the group has injected equity of €327.8 million; fixed assets in this company amounted to some €1,051.4 million in 2005 (2004: €648.6 million), but as the Group interest in this joint venture is only 50 percent, it is dealt with under equity accounting and is included on the balance sheet as an investment in an associate company; see note 14. No major new projects were commenced or announced in 2005, capital expenditure for 2005 largely relating to projects from 2004 and earlier.

Fixed Asset Disposals

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Acquisition cost	341.7	292.0	291.2
Accumulated depreciation	306.6	161.5	278.8

Net book value of disposals	35.1	130.5	12.4
Net gains on disposals	12.4	113.0	2.1

Disposals Proceeds	47.5	243.5	14.5

Represented by
Cash sales proceeds	47.5	36.4	14.5
Group company disposals	—	207.1	—

Total Fixed Asset Disposals	47.5	243.5	14.5

The principal disposal in 2004 related to the divestment of the Swedish forests, the fixed asset element therein, exclusive of the forests themselves, being €89.9 million along with a capital gain of €107.3 million representing the goodwill realized. Fixed asset disposals in 2003 and 2005 comprised minor sales in the normal course of operations.

Note 13—Biological Assets

Most Group interests in biological assets are held in Associates, thus there is limited activity in respect of biological assets disclosed on the balance sheet. In 2005, Stora Enso continued to expand its plantations in China with a view to ensuring secure fibre sources for any potential developments there. In addition, towards the end of the year the Group started to acquire land in the south of Brazil and in Uruguay with the intention of establishing new plantations, though no biological assets had been created by the year end.

At January 1, 2004, 95 percent of the Group’s biological assets were in Sweden, however these were divested in March that year when the Group’s forest holding company, Bergvik Skog AB, was divested to institutional investors, Stora Enso retaining a minority shareholding of 43.3 percent. The divestment value of Bergvik Skog’s free standing trees was EUR 1,524.6 (SEK 13,753) million and, from the divestment date, the income arising there from is reported as Associated income (see Note 14).

In October 2004, Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Borneo eucalyptus plantation company. The book value of the plantation at sale was €21.8 million.

The accounting standard IAS 41, Agriculture, under which Stora Enso’s biological assets in the form of standing trees are fair market valued, came into effect on January 1, 2003. The value of Group forests thus increased from a previous book value of €705.9 million to a fair value of €1,561.7 million. The revaluation reserve amounted to €855.8 million, and, following the sale of the Swedish forest interests, this was realized. The initial IAS 41 fair value adjustment on account of the Group’s forest associates added €44.0 million to equity net of deferred tax.

Following the divestment of the Swedish forests in 2004, biological income is not material, nevertheless, periodic changes resulting from growth, price and other factors are entered in the income statement. The result for 2005 includes €6.6 million (2004: €37.5 million) in respect of changes in fair value, representing growth and price effect (biological transformation), less €13.3 million (2004: €30.4 million) for harvesting (agricultural produce), resulting in the net (loss)/gain of €(6.7) million (2004: gain of €7.1 million).

At December 31, 2005, Stora Enso’s remaining biological assets had a fair value of €76.8 million (€64.6 million) and were located by value in Portugal (61 percent), China (36 percent) and Canada (3 percent). In addition, the Group now has three associated companies where IAS 41 is taken into account in computing their results:

•	Bergvik Skog AB, the new 43.3 percent owned Swedish associate, had biological assets at a fair value of €2,595.9 million (2004: €2,622.6 million).

•	Tornator Timberland Oy, a 41 percent owned associate which acquired the Group’s Finnish forest interests in 2002, had biological assets at a fair value of €649.5 million in 2005 (2004: €614.9 million).

•	Veracel, a 50 percent owned associate in Brazil, also has substantial forest plantations fair valued at €107.2 million in 2005 (2004: €70.0 million), though with a growing cycle of only seven years.

Biological assets

	As of December 31,
	2003	2004	2005
	(€ in millions)
Assets reclassified from Fixed Assets (see Note 12)	705.9	—
Fair valuation surplus	855.8

Initial IAS 41 Valuation at January 1, 2003	1,561.7

Carrying value as of January 1	1,561.7	1,587.8	64.6
Translation difference	8.3	6.4	3.2
Additions	7.2	4.5	15.7
Disposals	(1.0)	(1,541.2)	—
Change in fair value (biological transformation)	116.2	37.5	6.6
Decrease due to harvest (agricultural produce)	(104.6)	(30.4)	(13.3)

Carrying value as of December 31	1,587.8	64.6	76.8

Note 14—Associated Companies

Carrying Values

	2003	2004	2005
	(€ in millions)
Historical Cost
As of January 1	225.3	319.7	566.7
Translation difference	(7.0)	(1.4)	(2.7)
Additions	103.5	250.4	55.7
Associated companies in Acquisitions	—	—	1.2
Disposal proceeds	(0.4)	(0.1)	—
Income Statement – profit on disposal	0.3	—	—
Subsidiary transfers	(2.4)	(1.9)	(6.5)
Transfer to available-for-sale investments	0.4	—	—

Historical cost as of December 31	319.7	566.7	614.4

Equity Adjustment to Investments in Associated Companies
As of January 1	(13.6)	(0.7)	1.4
Translation difference	(1.9)	0.1	65.3
Effect of adopting IAS 41 Agriculture	44.0	—	—
Share of results before tax	(23.0)	38.9	67.2
Dividends received	(3.2)	(7.5)	(11.6)
Income taxes	1.7	(8.4)	(19.2)
OCI on Bergqvik Skog AB (note 24)	—	(19.0)	0.9
Subsidiary transfers	(4.7)	(2.0)	1.5

Equity adjustment as of December 31	(0.7)	1.4	105.5

Carrying value of associated companies as of December 31	319.0	568.1	719.9

There is no goodwill in respect of Associated Companies, either held on the balance sheets of those companies or in the ownership of them. The Associated Companies are all stated at their equity accounting values, though in respect of Tornator Timberland Oy and Bergvik Skog AB, there are also provisions for unrealized gains of €44.2 million and €73.5 million respectively shown in Note 23 Operative Liabilities.

The principal addition in 2005, 2004 and 2003 related to the Group’s Brazilian interests where Stora Enso and its Brazilian partner, Aracruz Celulose S.A., have constructed a 900,000 tonnes per year eucalyptus pulp mill for their jointly owned associate company Veracel Celulose S.A.; each company has a 50 percent stake and will be entitled to half of the mill’s output. Veracel was financed partly through equity, some €645 million (2004: €400 million), and partly through debt, some €680 million (2004: €330 million), giving a total project value of €1,325 million (2004: €730 million), the appreciation of the Brazilian Real having increased this by some €320 million in 2005. The principal assets are the pulp mill itself along with associated infrastructure, amounting €1,051.4 million (2004: €648.6 million) at the year end, and biological assets of €107.2 million (2004: €70.0 million) to provide the mill with raw material. Equity injections amount to €327.8 million (2004: €273.0 million), and after the deduction of start-up costs of €22.7 million (2004: €22.5 million) and currency fluctuations of €2.6 million (2004: €(60.7) million), gives a carrying value to the Group of €307.7 million (2004: €189.8 million). The mill commenced production in May 2005 and the first shipments of pulp were sent to Stora Enso mills in Europe and China in July.

In March 2004, 56.74 percent of Stora Enso’s Swedish forest holding company, Bergvik Skog AB, was divested to institutional investors, leaving the Group with a minority shareholding of 43.26 percent valued at cost of €169.3 million (SEK 1,527 million). In 2005, the carrying value increased to €200.0 million on account of the Group’s share of the result for the year of €56.5 million (2004: €24.2 million), less tax of €15.8 million (2004: €6.8 million), and cashflow hedge-accounted interest rate swaps of €1.7 million (2004: €(19.0) million), but was reduced by currency movements of €8.4 million and a dividend of €2.5 million.

Principal Associated Companies

		As of December 31,
	Domicile	2005	2003	2004	2005
		%	(€ in million)
Bergvik Skog AB: forest	Sweden	43.3	—	167.9	200.0
Veracel Celulose S.A.: pulp mill & plantation	Brazil	50.0	104.7	189.8	307.7
Tornator Timberland Oy : forest	Finland	41.0	83.0	81.7	97.6
Sunila Oy : pulp mill	Finland	50.0	44.4	48.8	40.0
Thiele Kaolin Company Inc: China clay	USA	38.2	37.1	36.6	43.2
Steveco Oy : stevedores	Finland	34.3	12.5	9.3	5.6
Mitsubishi HiTec Paper Group (Bielefeld & Flensburg): office papers	Germany	24.0	7.3	7.2	6.8
Holzwerke Wimmer GmbH : timber processing(1)	Germany	49.0	5.6	7.6	—

			294.6	548.9	700.9
Others			24.4	19.2	19.0

Carrying Value of Associated Companies as of December 31			319.0	568.1	719.9

(1)	Became a subsidiary in early 2005.

Related Party Balances

	As of December 31,
	2003	2004	2005
	(€ in millions)
Receivables from Associated Companies
Non-current loan receivables	34.8	229.6	124.4
Trade receivables	21.6	28.9	19.2
Short-term loan receivables	14.4	9.5	3.4
Prepaid expenses and accrued income	0.8	0.9	0.8
Liabilities due to Associated Companies
Trade payables	13.6	16.2	27.0
Accrued liabilities and deferred income	0.1	6.4	4.0

Related Party Transactions

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Sales to associated companies	139.6	166.4	118.3
Interest on associated company loan receivables	3.1	15.1	18.0
Purchases from associated companies	54.2	150.0	223.4

The Group engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements in Europe are negotiated at arm’s length and are conducted on terms that the Group considers customary in the industry and generally no less favorable than would be available from independent third parties. The agreement for the supply of eucalyptus pulp from Brazil, however, provides for sales to the Group with a rebate agreed with the other 50 percent partner.

Total loans to associates came to €127.6 million in 2005 (2004: €239.1 million) of which €81.4 million (2004: €178.8 million) was due from Bergvik Skog and a further €41.5 million (2004: €38.3 million) from Tornator. Interest income on associate loans totaled €18.0 million in 2005 (2004: €15.1 million), of which €14.2 million (2004: €11.4 million) came from Bergvik Skog and €3.4 million (2004: €3.1 million) from Tornator. In November the Group transferred a nominal SEK 850 (€90.5) million of Loan Notes in Bergvik Skog to its newly established Swedish pension foundation; the values of these securities were independently appraised and the Group realized a profit of €10.3 million.

Group Share of Associate Income Statements

	For the year ended December 31,
	2004	2005
	(€ in millions)
Turnover	351.2	449.8
Cost of Sales	(263.9)	(325.6)

Operating Profit	87.3	124.2
Net financial items	(48.4)	(57.0)

Net Profit before Tax in the Group Income Statement	38.9	67.2
Tax shown in the Group income statement	(8.4)	(19.2)

Net Profit for the Period	30.5	48.0

Group Share of Associate Balance Sheets

	As of December 31,
	2004	2005
	(€ in millions)
Assets
Tangible fixed assets	636.9	788.7
Intagible fixed assets	4.8	4.0

Total fixed assets	641.7	792.7
Biological assets	1,379.5	1,448.8
Operative receivables: Non-current	4.4	34.8
Short-term	71.2	103.8
Inventories	32.4	55.1
Cash	64.1	46.0

	2,193.3	2,481.2

Liabilities
Operative Liabilities: Non-current	70.3	84.1
Short-term	113.3	123.9
Debt: Non-current	1,010.3	1,122.5
Short-term	55.0	57.4
Tax Liabilities	376.3	373.4

	1,625.2	1,761.3

Net Equity on the Group Balance Sheet	568.1	719.9

Represented by
Capital & reserves	587.1	737.2
OCI (see Note 24)	(19.0)	(17.3)

Equity Accounting Value of Associates	568.1	719.9

Note 15—Available-for-Sale Investments

The Group classifies its investments into the three categories of trading, held-to-maturity and available-for-sale; at the balance sheet date the Group held only available-for-sale investments. All available-for-sale investments are considered to be non-current assets unless they are expected to be realized within twelve months.

Summary of Values

	2003	2004	2005
	(€ in millions)
Acquisition cost as of January 1
Listed – Listed securities	145.2	147.2	137.2
Unlisted – Shares in other companies	148.5	140.8	132.7

Investments classified as available-for-sale	293.7	288.0	269.9
Effect of IAS 39 : OCI	24.0	80.5	83.0

Available-for-Sale investments as of January 1	317.7	368.5	352.9
Translation difference	0.1	0.1	(0.1)
Additions	28.4	13.2	8.6
Change in fair values (OCI)	56.5	2.5	352.5
Disposal proceeds	(33.3)	(32.8)	(97.4)
Income statement – Profit / loss	(0.9)	1.4	(1.3)

Carrying Amount as of December 31	368.5	352.9	615.2

Disposals

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Sale proceeds	(33.3)	(32.8)	(97.4)
Carrying value	34.2	31.4	98.7

Gain (loss) on sale	(0.9)	1.4	(1.3)

Unrealized Gains and Losses in Marketable Securities

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Unrealized holding gains	92.9	111.2	436.2
Unrealized holding losses	(12.4)	(28.2)	(0.7)

Net unrealized holding gains (OCI)	80.5	83.0	435.5
Cost	288.0	269.9	179.7

Market value	368.5	352.9	615.2

Net unrealized holding gains (OCI)	80.5	83.0	435.5
Deferred tax	(24.1)	(28.2)	(40.8)

Unrealized holding gains shown in equity as OCI	56.4	54.8	394.7

Change for the year in unrealized holding gains shown in equity as OCI	40.0	(1.6)	339.9

The market value has not been below carrying value of any security for more than twelve months.

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

As a result of the rise in energy prices in 2005, unlisted shares in a power producer experienced a substantial increase in value. The fair value of these shares was thus estimated to have risen by €279.4 million, no deferred tax being appropriate thereon as under Finnish tax regulations, holdings above 10 percent are exempt from tax on disposal proceeds.

Stora Enso signed an agreement in August 2005 to divest its 18.8 percent ownership of Advance Agro Public Company Limited of Thailand to private investors based in Hong Kong for $80.4 million, which resulted in a loss at the prevailing exchange rate of €2.6 million over its carrying value of €69.1 million. The transaction is structured with three USD instalment payments into an escrow account, the first having been paid on signing with the last being a year later. When the purchaser has made all three payments into the escrow account, the contents will then be passed to the Group and the share certificates handed over. Until that time, the Group retains beneficial title to the shares and shows a current Available-for-Sale financial asset of €68.2 ($80.4) million under current Interest-bearing Receivables on the balance sheet, holding exchange gains having been €1.7 million to the year end. See Note 18.

Principal Available- for-Sale Investments

	As of December 31, 2005
	Holding %	Number of Shares	Carrying Value	Market Value
			(€ in millions)
Listed Securities
Alfred Berg growth funds	n/a	various	5.3	7.0
Billerud AB, Sweden	0.5	131,500	0.8	1.2
CPI Group Ltd, Australia (11.5 % of voting rights)	8.5	4,784,142	1.5	1.5
Finnlines Oyj, Finland	5.5	2,209,340	1.9	31.8
Nordea AB, Sweden	0.1	991,213	2.3	8.7
Nordea growth funds, Finland	n/a	various	6.1	8.2
Packages Ltd, Pakistan		4,047,744	2.7	11.6
Sampo Plc, A series, Finland	1.6	8,911,140	25.7	131.2
Sea Containers Ltd, Bermuda	1.1	195,904	2.7	2.1
Other growth funds	n/a	various	6.5	7.6
OM HEX AB		61,000	—	0.7

Total Listed Securities			55.5	211.6
Unlisted Shares			124.2	403.6

Total Available-for-Sale Investments as of December 31, 2005			179.7	615.2

Total Available-for-Sale Investments as of December 31, 2004			269.9	352.9

The net difference of €435.5 million (2004: €83.0 million) between the carrying value, being the acquisition cost less any write-downs, and market value of the available-for-sale investment represents the OCI Reserve as shown in note 24.

Note 16—Other Non-Current Assets

	As of December 31,
	2004	2005
	(€ in millions)
Pension assets (see Note 21)
Stora Enso North America Corp	170.3	183.3
Other companies	—	57.8

	170.3	241.1
Other non-current operative assets	40.2	28.3

Total	210.5	269.4

Note 17—Inventories

	As of December 31,
	2004	2005
	(€ in millions)
Materials and supplies	407.9	546.5
Work in progress	74.2	73.9
Finished goods	872.2	1,097.8
Spare parts and consumables	316.5	333.4
Other inventories	29.9	5.4
Advance payments & cutting rights	108.0	147.8
Obsolescence provision – spare parts	(19.6)	(30.2)
Obsolescence provision – finished goods	(10.6)	(13.5)
Market value provision	(7.2)	(10.6)

Total	1,771.3	2,150.5

Note 18—Receivables

Short-term Receivables

	As of December 31,
	2004	2005
	(€ in millions)
Trade receivables	1,565.2	1,792.7
Provision for doubtful debts	(39.8)	(47.3)
Prepaid expenses and accrued income	96.6	118.0
Other receivables	243.3	294.5

Total	1,865.3	2,157.9

Receivables falling due after one year are included in non-current receivables.

Loan Receivables

	As of December 31,
	2004	2005
	(€ in millions)
Restricted U.S. cash balance for cross-border leasing	—	—
Derivative financial instruments (note 24)	193.9	195.6
Associate company loans	239.1	127.8
Current Available-for-Sale financial asset – Advance Agro PCL (see Note 15)	—	68.2
Other loan receivables	48.8	45.2

	481.8	436.8

Current Assets:
Receivable within 12 months	248.7	309.2
Non-current assets:
Receivable after 12 months	233.1	127.6

Total	481.8	436.8

Annual interest rates for loan receivables at December 31, 2005 ranged from 0.9 percent (2004: 2.0 percent) to 9.0 percent (2004: 9.0 percent).

Due to the nature of the Group financial assets, their carrying value is considered to approximate their fair value with the exception of the Associate Company loan to Bergvik Skog AB which has a fair value of €90.9 million against a carrying value of €81.4 million.

Note 19—Shareholders’ Equity

Under the Articles of association, the minimum issued share capital of the Company is €850 million and the maximum €3,400 million, within the limits of which it may be increased or reduced without amendment to the Articles; the minimum number of shares that may be issued is 500 million and the maximum number 2,000 million. Series A shares entitle the holder to one vote per share whereas Series R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of Series A shares is 500 million and Series R shares, 1,600 million, the aggregate not exceeding 2,000 million. Series A shares may be converted into Series R shares at any time at the request of a shareholder. At December 31, 2005 the Company’s fully paid-up share capital as entered in the Finnish Trade Register was €1,382.1 million (2004: €1,423.3 million).

As from 1997, the Finnish Companies Act determined that the individual nominal value of shares would no longer be a fixed sum, but would instead represent the total value of the issued share capital divided by the number of shares in issue. The current nominal value of each issued share is €1.70, unchanged from the previous year.

At December 31, 2005, Stora Enso Oyj held shares with an acquisition cost of €259.8 million (2004: €180.8 million), comprising 38,600 Series A shares along with 24,373,452 Series R shares, and representing 3.0 percent of the share capital and 1.0 percent of voting rights.

At the end of 2005, Directors and Management Group members owned 24,090 (2004: 35,121) Series A shares and 136,887 (2004:192,534) Series R shares, representing less than 0.1 percent of the total voting rights of the Company. A full description of company option programmes, along with full details of director and executive interests, is shown at note 28; none of these programmes have impacted on the issued share capital since March 2004.

At December 31, 2005, shareholder equity amounted to €7,645.3 million (2004: €8,051.1 million) against a market capitalization on the Helsinki Exchanges of €9.3 billion (2004: €9.5 billion); the market values of the shares were €11.46 (2004: €11.55) for A shares and €11.44 (2004: €11.27) for the R shares.

Changes in Share Capital

	Series A	Series R	Total
As of January 1, 2003	182,316,685	717,461,614	899,778,299
Cancellation of repurchased shares March 31	(93,800)	(35,500,000)	(35,593,800)
Conversion of Series A shares to Series R shares	(1,011,805)	1,011,805	—
Warrants exercised	—	78,000	78,000

As of December 31, 2003	181,211,080	683,051,419	864,262,499
Warrants exercised by March 31	—	789,000	789,000
Cancellation of repurchased shares April 5	(8,100)	(27,800,000)	(27,808,100)
Conversion of Series A shares to Series R shares	(2,154,457)	2,154,457	—

As of December 31, 2004	(179,048,523)	658,194,876	837,243,399
Conversion of Series A shares to Series R shares Jan 17	(114)	114	—
Conversion of Series A shares to Series R shares Feb 16	(1,764)	1,764	—
Cancellation of repurchased shares March 31	(16,300)	(24,250,000)	(24,266,300)
Conversion of Series A shares to Series R shares April 15	(10,100)	10,100	—
Conversion of Series A shares to Series R shares May 16	(400,709)	400,709	—
Conversion of Series A shares to Series R shares June 15	(740)	740	—
Conversion of Series A shares to Series R shares July 15	(296,955)	296,955	—
Conversion of Series A shares to Series R shares Aug 15	(150,000)	150,000	—
Conversion of Series A shares to Series R shares Oct 17	(10,000)	10,000	—
Conversion of Series A shares to Series R shares Nov 15	(83)	83	—
Conversion of Series A shares to Series R shares Dec 15	(1,980)	1,980	—

As of December 31, 2005 and January 31, 2006	178,159,778	634,817,321	812,977,099

Number of Votes as of December 31, 2005	178,159,778	63,481,732	241,641,510

Share Capital as of December 31, 2005, € million	302.9	1,079.2	1,382.1

Share Capital as of December 31, 2004, € million	304.4	1,118.9	1,423.3

Share Capital as of December 31, 2003, € million	308.1	1,161.2	1,469.3

Nominal Value for all Shares is €1.70.

The shares in issue at January 31, 2006 represent the total shares eligible to vote at the forthcoming Annual General Meeting.

Treasury Shares

	Number of Shares			Cost € in millions
	Series A	Series R	Total
Shares held as of January 1, 2004	8,100	26,181,379	26,189,479	258.0
Total shares repurchased in the year	12,300	18,461,600	18,473,900	199.0
Shares cancelled	(8,100)	(27,800,000)	(27,808,100)	(275.8)
Shares allocated to Option Programs	—	(48,048)	(48,048)	(0.4)

Total shares held as of December 31, 2004	12,300	16,794,931	16,807,231	180.8
Total shares repurchased in the year	42,600	31,857,600	31,900,200	345.0
Shares cancelled	(16,300)	(24,250,000)	(24,266,300)	(265.7)
Shares allocated to Option Programs	—	(29,079)	(29,079)	(0.3)

Total shares held as of December 31, 2005	38,600	24,373,452	24,412,052	259.8

The Annual General Meeting on March 22, 2005, decided to reduce the Company’s share capital by €41.2 million (2004: €47.3 million) by canceling 16,300 (2004: 8,100) A shares and 24,250,000 (2004: 27,800,000) R shares; these shares were repurchased between March 2004 and February 2005 under authorization granted by the previous Annual General Meeting.

Group’s Distributable Equity

At December 31, 2005, the Group’s distributable equity amounted to €3 349.1 million (2004: €3,659.8 million), being Retained Earnings of €5,397.4 million (2004: €5,935.9 million) less €2,048.3 million (2004: €2,276.1 million) for non-distributable translation differences, treasury shares and untaxed reserves.

Dividends

During the year ended December 31, 2005, the Company paid a dividend of €365.3 million or €0.45 per share, compared to a dividend of €375.7 million or €0.45 per share during the year ended December 31, 2004.

Note 20—Minority Interests

Stora Enso Timber Oy exercised its option to buy-out the 34 percent minority in its Baltic subsidiary, Stora Enso Timber AS and make its Baltic operations 100 percent owned. The value of the minority at December 31, 2004 amounted to €27.4 million, thus with the 2005 purchase consideration coming to €55.3 million, a charge of €27.9 million was made against retained earnings. Stora Enso Timber AS itself had a small minority in the ownership of its Imavere Sawmill which was bought out during the year and other minorities in timber businesses in Australia and Germany were also extinguished; the price for these three small minorities was €3.6 million and this resulted in a charge against retained earnings of €1.5 million.

Stora Enso acquired UPM-Kymmene Corporation’s 29 percent minority shareholding in Corenso United Oy Ltd. The cost of the share acquisition totalled €22.3 million with a charge against Retained Earnings of €7.2 million above the equity accounting value of the minority at December 31, 2005 of €15.1 million. Other minorities still remaining within certain Corenso subsidiaries amount to €4.9 million.

In July 2005, Stora Enso China Holdings AB increased its ownership of Suzhou Mill from 80.9 percent to 96.5 percent by acquiring the 15.6 percent holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition cost €8.5 million with a charge to retained earnings of €7.4 million. The remaining minority of 3.5 percent is owned by the Suzhou New District Economic Development Group.

The Group bought out other minority interests at a cost of €4.6 million which resulted in a gain to retained earnings of €1.0 million.

In December 2004, Stora Enso closed its acquisition of 65.5 percent of the Polish packaging producer Intercell S.A. The fair value of the net assets acquired, including net cash and deferred tax liabilities, amounted to €201.2 million, of which the accounting value of the minority interest was €69.4 million, with another €0.5 million minority within the Intercell group. This increased to €75.6 million during 2005, the overall figure representing the accounting value under IFRS and not its market value.

Minority Interests

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
As of January 1	30.4	60.3	136.1
Translation difference	(1.6)	(0.3)	4.1
Minority interests in companies acquired	27.6	69.9	0.9
Buy-out of minority interests	—	—	(94.2)
Charge to retained earnings on buy-outs	—	—	43.2
Income statement	5.8	8.1	3.7
Dividends	(1.9)	(1.9)	(1.8)
Equity injections	—	—	1.6

As of December 31	60.3	136.1	93.6

Principal Minority Interests

		As of December 31,
		2003	2004	2005
		(€ in millions)
Intercell S. A. Group	Poland	—	69.9	75.6
Stora Enso Timber AS Group	Estonia	27.5	29.0	—
Corenso United Oy Group	Finland	16.9	18.3	4.9
Enocell Oy	Finland	4.2	4.2	—
FPB Holding GmbH & Co. KG (the former Feldmühle Group)	Germany	2.0	2.0	0.8
Fortek Oy	Finland	3.9	3.5	4.0
Others	—	5.8	9.2	8.3

		60.3	136.1	93.6

Note 21—Post-employment Benefits

The Group has established a number of pension plans for its operations throughout the world. In Finland pension cover since 2001 has been entirely arranged through local insurance companies, whereas in Sweden cover is arranged through both insurance companies and book reserves in accordance with the Swedish “PRI/FPG System” until the set up of a new pension foundation in July 2005. Pension arrangements outside Scandinavia are made in accordance local regulations and practice, the retirement benefits are generally being a function of years worked and final salary, and are coordinated with national pensions. The Group also has some fully insured plans and defined contribution plans, the charge to the income statement for the latter amounting to €197.0 million (2004: €201.8 million; 2003: €223.4 million) for the year.

Group policy for funding its defined benefit plans is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in actuarial calculations; the charge in the income statement for year amounted to €49.7 million in 2005 (2004: €63.3 million; 2003: €104.5 million). In 2004, legal changes in the Finnish Statutory Employment Pension Scheme (“TEL”) reduced defined benefit pension costs for that year by €179.9 million and €4.4 million in 2005, resulting in a net income of €116.6 million as against a defined benefit plan charge in 2005 of €45.3 million.

In 2004, the Group restated its accounting treatment of the Finnish Statutory Employment Pension Scheme. Stora Enso had previously treated the TEL disability pension component as a defined contribution scheme, however in April 2004 the major accounting firms interpreted this differently as a defined benefit scheme under IFRS. As a result, Stora Enso changed its treatment at that time and restated its previous results such that its 2003 pension provisions were restated from €727.6 million to €911.9 million, the difference being €184.3 million. In late 2004, the Finnish Ministry of Social Affairs and Health approved changes to the TEL to enable it to be accounted for as a defined contribution liability under IFRS. This allowed Stora Enso to release all but €4.4 million of the provision, since the above restated figures for 2003 and prior years remained unchanged.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes, the charge for the year being €32.3 million. In 2004, a gain of €32.9 million was reported as a result of the changes in US healthcare plans which had a positive effect of €76.8 million. In 2005, additional changes resulted in a further gain of €2.5 million. The gains on the US plans represented the reversal of costs already taken in respect of various US retiree healthcare programs provided to both current and future retirees that were modified as part of the fixed cost reduction programme in Stora Enso North America.

Retirement age for the management of Group companies has been agreed at between 60 and 65 years, though members of the Executive Management Group have the right to retire at 60.

In July 2005, the Group set up a foundation to deal with its main Swedish pension liabilities. Whereas previously the Swedish pension liabilities had been unfunded and carried on the balance sheets of the individual Swedish units, with the new foundation, liabilities have been removed from the Group balance sheet and pension obligations are now funded. The remaining liability shown in Sweden of €11.8 million represents amounts due to a second pension scheme, though the Group is also now showing a pension asset in Sweden of €12.9 million, being the difference between the local GAAP and IFRS basis of accounting.

Pension and Post-Employment Benefit Provisions

	As of December 31,
	2004	2005
	(€ in millions)
Defined benefit plan liabilities	513.9	331.1
Other post-employment benefit liabilities	123.9	162.9

	637.8	494.0
Defined benefit plan assets (Note 16)	(170.3)	(241.1)

Total	467.5	252.9

Balance Sheet Receivables & Payables

	As of December 31,
	2004	2005	2004	2005	2004	2005
	(€ in millions) Net Defined Benefit Plan Liability		(€ in millions) Defined Benefit Plan Assets		(€ in millions) Defined Benefit Plan Liabilities
Present value of funded obligations	1,054.4	1,534.7	536.5	1,248.9	517.9	285.8
Present value of unfunded obligations	872.2	738.9	25.4	42.8	846.8	696.1

Defined Benefit Obligations (“DBO”)	1,926.6	2,273.6	561.9	1,291.7	1,364.7	981.9
Fair value of plan assets	(853.7)	(1,410.2)	(536.5)	(1,142.0)	(317.2)	(268.2)

Net Liability in Defined Benefit Plans	1,072.9	863.4	25.4	149.7	1,047.5	713.7
Unrecognized actuarial gains and losses	(606.5)	(632.8)	(195.7)	(382.8)	(410.8)	(250.0)
Unrecognized prior service cost	1.1	22.3	—	(8.0)	1.1	30.3

(Asset) / Liability in the Balance Sheet	467.5	252.9	(170.3)	(241.1)	637.8	494.0

Amounts Recognized in the Balance Sheet - Plans

	As of December 31,
	2004	2005	2004	2005	2004	2005
	(€ in millions)		(€ in millions)		(€ in millions)
	Total Defined Benefit Plans		Defined Benefit Pension Plans		Other Post-Employment Benefits
Present value of funded obligations	1,054.4	1,534.7	1,018.6	1,505.6	35.8	29.1
Present value of unfunded obligations	872.2	738.9	573.3	398.2	298.9	340.7

Defined Benefit Obligations (“DBO”)	1,926.6	2,273.6	1,591.9	1,903.8	334.7	369.8
Fair value of plan assets	(853.7)	(1,410.2)	(818.4)	(1,381.1)	(35.3)	(29.1)

Net Liability in Defined Benefit Plans	1,072.9	863.4	773.5	522.7	299.4	340.7
Unrecognized actuarial gains and losses	(606.5)	(632.8)	(418.2)	(420.6)	(188.3)	(212.2)
Unrecognized prior service cost	1.1	22.3	(11.7)	(12.1)	12.8	34.4

(Asset) / Liability in the Balance Sheet	467.5	252.9	343.6	90.0	123.9	162.9

Amounts Recognized in the Income Statement

	As of December 31,
	2004	2005	2004	2005	2004	2005
	(€ in millions)		(€ in millions)		(€ in millions)
	Total Defined Benefit Plans		Defined Benefit Pension Plans		Other Post-Employment Benefits
Current service cost	46.6	45.3	38.1	37.1	8.5	8.2
Interest cost	95.6	104.6	73.5	85.8	22.1	18.8
Expected return on plan assets	(69.3)	(74.3)	(67.5)	(72.8)	(1.8)	(1.5)
Net actuarial losses recognized in year	(41.6)	30.7	20.1	23.9	(61.7)	6.8
Settlements / TEL adjustment	(180.8)	(28.7)	(180.8)	(28.7)	—	—
Loss curtailment	—	—	—	—	—	—

Total Included in Personnel Expenses	(149.5)	77.6	(116.6)	45.3	(32.9)	32.3

Benefit Plan Reconciliation

	As of December 31,
	2004	2005	2004	2005	2004	2005
	(€ in millions)		(€ in millions)		(€ in millions)
	Total Defined Benefit Plans		Defined Benefit Pension Plans		Other Post-Employment Benefits
Net liability at January 1	787.5	467.5	583.3	343.6	204.2	123.9
Translation difference	(0.6)	(17.0)	14.3	(37.2)	(14.9)	20.2
Acquisition	0.3	7.7	—	7.7	0.3	—
Net expence in income statement	(149.5)	77.6	(116.6)	45.3	(32.9)	32.3
Contributions paid	(160.8)	(283.2)	(128.0)	(270.2)	(32.8)	(13.0)
Settlement	(9.4)	0.3	(9.4)	0.8	—	(0.5)

Net Liability in the Balance Sheet	467.5	252.9	343.6	90.0	123.9	162.9

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

	For the year ended December 31,
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	Canada		Finland		Germany		Sweden		United States
Discount rate %	6.3	5.3	5.0	4.1	5.2	4.3	5.5	4.0	5.8	5.8
Expected return on plan assets %	7.5	7.0	5.0	4.1	4.5	4.0	n/a	5.0	8.0	8.0
Future salary increase %	2.0	2.0	5.0	4.0	2.5	2.3	3.0	3.0	5.0	4.5
Future pension increases %	2.0	0.0	2.3	2.1	1.5	1.5	2.0	2.0	0.0	0.0
Expected average remaining working years of staff	14.7	14.4	13.0	9.0	12.5	12.5	13.0	14.0	12.0	11.6

Benefit Plan Summary by Country

	For the year ended December 31, 2005
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	213.6	99.9	7.4	254.6	672.3	286.9	1,534.7
Present value of unfunded obligations	24.6	—	290.8	15.5	366.3	41.6	738.8

Defined Benefit Obligations (“DBO”)	238.2	99.9	298.2	270.1	1,038.6	328.5	2,273.5
Fair value of plan assets	(205.0)	(41.5)	(2.9)	(214.2)	(672.3)	(274.3)	(1,410.2)

Net liability in Defined Benefit Plans	33.2	58.4	295.3	55.9	366.3	54.2	863.3
Unrecognized actuarial gains and losses	(46.9)	(60.8)	(27.2)	(58.1)	(430.2)	(9.5)	(632.7)
Unrecognized prior service cost	(9.5)	—	—	1.1	34.5	(3.8)	22.3

Net Liability / (Asset) in the balance sheet	(23.2)	(2.4)	268.1	(1.1)	(29.4)	40.9	252.9

Represented by
Defined Benefit Pension Plans	(34.9)	(2.4)	268.1	(1.1)	(173.8)	34.1	90.0
Other Post-Employment Benefits	11.7	—	—	—	144.4	6.8	162.9

Net Liability / (Asset) in the balance sheet	(23.2)	(2.4)	268.1	(1.1)	(29.4)	40.9	252.9

Benefit Plan Summary by Country

	For the year ended December 31, 2004
	Canada	Finland	Germany	Sweden	United States	Other	Total
	(€ in millions)
Present value of funded obligations	158.5	257.8	5.7	—	571.9	60.5	1,054.4
Present value of unfunded obligations	18.5	—	256.0	247.2	313.7	36.8	872.2

Defined Benefit Obligations (“DBO”)	177.0	257.8	261.7	247.2	885.6	97.3	1,926.6
Fair value of plan assets	(153.7)	(68.9)	(2.9)	—	(571.9)	(56.3)	(853.7)

Net liability in Defined Benefit Plans	23.3	188.9	258.8	247.2	313.7	41.0	1,072.9
Unrecognized actuarial gains and losses	(36.8)	(167.4)	(1.7)	(26.9)	(367.9)	(5.8)	(606.5)
Unrecognized prior service cost	—	—	—	1.1	—	—	1.1

Net Liability / (Asset) in the balance sheet	(13.5)	21.5	257.1	221.4	(54.2)	35.2	467.5

Represented by
Defined Benefit Pension Plans	(23.0)	21.5	257.1	221.4	(161.8)	28.4	343.6
Other Post-Employment Benefits	9.5	—	—	—	107.6	6.8	123.9

Net Liability / (Asset) in the balance sheet	(13.5)	21.5	257.1	221.4	(54.2)	35.2	467.5

Note 22—Debt

Net interest-bearing liabilities are designated as such on the balance sheet and amounted to €5,084.1 million (2004: €3,051.4 million) at December 31, 2005; most of this net liability is represented by non-current debt. Net interest-bearing liabilities increased by €2,032.7 million in 2005, mainly due to a weak cashflow, share buy-backs and acquisitions, but declined by €867.6 million in 2004. Acquisitions in the year increased net debt by €652.5 million (2004: €141.2 million), mainly in respect of the Schneidersöhne acquisition, where the equity purchase price and net debt came to €441.6 million. One minor disposal in 2005 had no effect on net debt, but in 2004 the sole disposal of Bergvik Skog AB reduced debt by €1,494.1 million. Share buy-backs in 2005 increased debt by €344.7 million (2004: €198.6 million), dividends by €365.3 million (2004: €375.7 million) and CTA (foreign exchange movements) by €353.2 million (2004: €(158.6) million).

In January 2005, Stora Enso Oyj signed a five year €1.75 billion multi-currency revolving credit facility at 0.275 percent over Euribor, which replaced a previous €2.5 billion facility signed in 2003. In May, the Company issued a three-year SEK 2 billion benchmark bond and in June a five-year €0.5 billion benchmark bond paying fixed interest of 3.25 percent, both bonds being issued to enhance the Group debt structure and take advantage of favourable market conditions.

In December 2004, Stora Enso Oyj issued a five year SEK 4.3 billion bond paying a fixed coupon of 3.875 percent. In June 2004, the Group created a new ten year bond by offering to exchange its existing €850 million 2007 bond; €475 million of notes were exchanged, 55.9 percent of the total, the transaction extending the average maturity of all debt by one year.

Borrowings have various maturities, the latest being in 2024, and have either fixed or floating interest rates ranging from 1.0 percent (2004: 1.0 percent) to 10.0 percent (2004: 9.99 percent). The majority of Group loans are denominated in Euros, the principal other currencies being Swedish Kronas and US Dollars. At December 31, 2005 the Group’s unused committed credit facilities totalled €1,750.0 million (2004: €2,712.7 million), of which €0.0 million (2004: €0.0 million) was classified as short-term.

In 2005, Stora Enso bought back bonds with a nominal value of SEK 410 (€43.7) million, resulting in a loss in financial items of SEK 35.7 (€3.8) million.

In 2004, Stora Enso bought back bonds with a nominal value of SEK 469 (€52.6) million, resulting in a loss in financial items of SEK 1 (€0.1) million.

In 2003, Stora Enso bought back bonds with a nominal value of SEK 110 (€12.1) million at par and €22.1 million resulting in a loss of €0.7 million.

The Company is required to comply with certain covenants within the debt arrangements which include maintaining a minimum level of consolidated net worth and ensuring that certain indebtedness does not exceed thresholds based on the Company’s consolidated net assets. As of December 31, 2005, the Company was in compliance with its debt covenants.

Country/Area Breakdown

	As of December 31,
	Net interest- bearing Liabilities		Operating Capital
	2004	2005	2004	2005
	(€ in millions)		(€ in millions)
Euro area	1,950.7	3,263.3	6,278,9	6,622.3
Sweden	(131.4)	369.7	2,131.6	2,635.9
United States	1,131.7	1,333.1	2,346.8	2,541.3
Canada	29.5	(61.3)	476.2	330.4
China	107.8	101.9	147.0	201.2
UK	(34.3)	(22.9)	2.8	1.1
Other	(2.6)	100.3	766.2	1,045.7

Total	3,051.4	5,084.1	12,149.5	13,377.9

Repayment Schedule of Non-current Debt

	As of December 31,
	2006	2007	2008	2009	2010	2011+	Total
	(€ in millions)
Bond loans	283.6	510.2	275.7	558.8	523.5	1,419.5	3,571.3
Loans from credit institutions	92.6	212.0	288.4	84.2	81.9	218.4	977.5
Financial lease liabilities	8.6	9.3	10.2	10.1	0.4	146.1	184.7
Other non-current liabilities	0.2	2.7	0.4	0.2	0.3	1.6	5.4

Total non-current debt	385.0	734.2	574.7	653.3	606.1	1,785.6	4,738.9

Current liabilities: payable within the next 12 months							385.0

Non-current liabilities: payable after 12 months							4,353.9

Due to the short-term nature of most Group financial liabilities, their carrying value is considered to approximate their fair value. However, the fair value of non-current debt, exclusive of the current part, has a value of €4,584.4 million in 2005 (2004: €3,600.9 million) as against a carrying value of €4,353.9 million (2004: €3,328.1 million).

Bond Loans in Non-current Debt

Issue / Maturity Dates	Description Of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding as of December 31,		Carrying Value as of December 31,
					2004	2005	2004	2005
				Currency million			€ million
Fixed Rate
1991-2006	Series C Senior Notes 2006 *	9.99		$50.4	30.1	22.9	22.1	19.4
1993-2019	Series C Senior Notes 2019 *	8.60		$50.0	50.0	50.0	36.7	42.5
1996-2006	Swedish Medium Term Note *	7.90	SEK	470.0	309.0	309.0	34.4	33.0
1997-2007	Senior Notes Series B 2007	6.82		$102.0	102.0	102.0	75.2	87.2
1997-2009	Senior Notes Series C 2009	6.90		$48.5	48.5	48.5	35.0	40.6
1997-2012	Senior Notes Series D 2012	7.00		$22.5	22.5	22.5	16.3	18.9
1997-2017	Senior Notes Series E 2017	7.14		$23.0	23.0	23.0	16.1	18.6
1997-2017	Euro Medium Term Note *	4.105	JPY	10,000	10,000	10,000	71.6	72.0
1998-2009	Senior Notes Series F 2009	6.93		$30.0	30.0	30.0	21.6	25.0
1998-2018	Senior Notes Series G 2018	7.24		$65.0	65.0	65.0	44.6	51.8
1998-2023	Senior Notes Series H 2023	7.30		$65.0	65.0	65.0	43.8	50.9
1999-2006	Swedish Medium Term Note *	5.90	SEK	500.0	43.0	43.0	4.8	4.5
1999-2008	Swedish Fixed Real Rate *	4.00	SEK	105.0	100.0	40.0	11.5	4.4
2000-2006	Euro Medium Term Note * (1)	6.25	SEK	2,000.0	2,000.0	2,000.0	31.9	19.0
2000-2007	Euro Bond 6.375% Notes 2007 *	6.375		€850.0	374.6	374.6	372.6	373.2
2000-2007	Euro Medium Term Note *	6.90	SEK	200.0	200.0	200.0	22.2	21.3
2001-2006	Euro Medium Term Note *	6.25	SEK	2,000.0	2,000.0	2,000.0	218.9	209.4
2001-2011	Global 7.375% Notes 2011 *	7.375		$750.0	750.0	750.0	588.0	667.0
2004-2014	Euro Medium Term Note *	5.125		€517.6	517.6	517.6	492.7	494.8
2004-2009	Swedish Medium Term Note *	3.875	SEK	4,640.0	4,300.0	4,640.0	474.1	492.9
2005-2010	Euro Medium Term Note*	3.25		€500.0		500.0		499.1
Loans matured and extinguished in 2005							27.3	—

Total fixed rate bond loans							2,661.4	3,245.5

Floating Rate
1997-2007	Euro Medium Term Note *	Libor+0.35		€110.0	110.0	110.0	18.5	18.5
1998-2008	Euro Medium Term Note *	Libor+0.35		$30.0	30.0	30.0	22.0	25.4
1998-2008	Euro Medium Term Note *	Libor+0.33		$40.0	40.0	40.0	29.4	33.9
2000-2007	Swedish Medium Term Note *	Euribor+0.75		€10.0	10.0	10.0	10.0	10.0
2000-2010	Euro Medium Term Note *	Euribor+0.8		€25.0	25.0	25.0	25.0	25.0
2005-2008	Swedish Medium Term Note*	Stibor+0.28	SEK	2000.0		2000.0		213.0

Total floating rate bond loans							104.9	325.8

Total bond loans							2,766.3	3,571.3

*	Parent company liabilities
(1)	SEK 2,000 million is legally outstanding, but the Company holds Notes to the value of SEK 1,822 million leaving SEK 178 million held externally

Short-term Borrowings

	As of December 31,
	2004	2005
	(€ in millions)
Current loans	543.3	1,258.3
Derivative financial instruments (note 24)	54.1	86.7

	597.4	1,345.0

Group short-term loans are principally denominated in euros, 62.0 percent (2004: 50.9 percent), Swedish kronas 31.8 percent (2004: 34.4 percent) and Chinese renminbi 5.7 percent (2004: 12.8 percent), with maturities of between 2 days and 12 months. Short-term loans also include commercial paper with applicable weighted average interest rates of 2.2 percent (2004: 2.2 percent).

Finance Lease Liabilities

At December 31, 2005, Stora Enso had a small number of finance leasing agreements for machinery and equipment for which capital costs of €125.9 million (2004: €126.5 million; 2003: €142.3 million) were included in machinery and equipment; the depreciation thereon was €10.1 million in 2005 (2004: €10.7 million; 2003: €35.7 million). The aggregate leasing payments for the year amounted to €21.9 million in 2005 (2004: €17.4 million; 2003: €35.1 million), the interest element being €14.4 million in 2005 (2004: €17.3 million; 2003: €30.2 million). No new leasing commitments were entered into in 2005 and 2004, however in 2003 a new leasing commitment of €21.5 million relating to buildings was incurred by the Danish merchant subsidiary.

No finance leases were closed out in 2005 and 2004, however in 2003 the principal lease liability consisted of a portfolio of 1996 UK finance leases to finance PM16 at Wisconsin Rapids and PM26 at Biron, but by December 31, 2003 Stora Enso North America Inc was in the process of terminating these leases as a consequence of changes in the interpretation of UK leasing tax rules (see note 8). All amounts due under these leases were no longer shown under finance lease liabilities, but were instead shown on the balance sheet under current interest-bearing liabilities; see above. The transaction was closed on March 2, 2004 when $650.5 million (2004: €522.9 million) was passed over in full and final settlement.

Finance Lease Liabilities

	As of December 31,
	2004	2005
	(€ in millions)
Minimum lease payments
Less than 1 year	17.4	21.9
1–2 years	17.4	21.8
2–3 years	17.4	21.7
3–4 years	17.4	21.1
4–5 years	17.4	10.5
Over 5 years	176.0	188.3

	263.0	285.3
Future finance charges	(99.5)	(100.6)

Present value of finance lease liabilities	163.5	184.7

Present Value of finance lease liabilities
Less than 1 year	5.0	8.6
1–2 years	7.3	9.3
2–3 years	9.0	10.2
3–4 years	10.1	10.1
4–5 years	10.3	0.4
Over 5 years	121.8	146.1

	163.5	184.7

Note 23—Other Liabilities and Provisions

Current Operative Liabilities

	As of December 31,
	2004	2005
	(€ in millions)
Advances received	5.5	3.6
Trade payables	849.1	962.4
Other payables	191.7	226.1
Accrued liabilities and deferred income	606.1	688.6
Current portion of provisions	20.7	94.7

Total	1,673.1	1,975.4

Accrued liabilities and deferred income consist mainly of personnel costs, customer discounts, and other accruals.

Non-current Operative Liabilities

	As of December 31,
	2004	2005
	(€ in millions)
Provision for unrealized profit	120.7	117.7
Accruals	20.4	23.4
Share-based payments: Options (Note 28)	20.8	30.5
Emission Rights: Deferred income	—	7.3
Other payables	12.1	25.8

Total	174.0	204.7

The provision for unrealized profit relates to that part of the gains on sale of Tornator Timberlands Oy in 2002 and Bergvik Skog AB in 2004 that were deemed to relate to the proportion of shares retained in these new Associates, being €44.2 million and €73.5 million (SEK 690 million) respectively.

The deferred income relating to emissions represents those rights that have been issued but remain unused at the year end as Group carbon dioxide levels were below the grant amount.

Other Provisions

	Environmental	Reorganization	Other Obligatory	Total Provisions
	(€ in millions)
Carrying value as of January 1, 2004	47.2	48.6	31.8	127.6
Translation difference	0.1	(1.5)	0.1	(1.3)
Reclassification	—	4.6	(4.6)	—
Disposals	—	—	(14.7)	(14.7)
Charge in income statement
New provisions	2.7	6.2	—	8.9
Increase in existing provisions	1.3	3.1	3.8	8.2
Reversal of existing provisions		(1.1)	(0.2)	(1.3)
Payments	(5.9)	(28.9)	(11.0)	(45.8)

Carrying value as of December 31, 2004	45.4	31.0	5.2	81.6
Translation difference	(1.1)	2.0	—	0.9
Emission rights	—	—	36.4	36.4
Acquisitions	—	—	2.5	2.5
Charge in income statement
New provisions	3.6	143.0	0.5	147.1
Increase in existing provisions	1.4	3.1	0.2	4.7
Reversal of existing provisions	—	(4.2)	(0.2)	(4.4)
Payments	(5.2)	(25.1)	(1.2)	(31.5)

Carrying value as of December 31, 2005	44.1	149.8	43.4	237.3

Allocation between current and non-current liabilities
Current liabilities: payable within 12 months	40.8	60.8	41.0	142.6
Non-current liabilities: payable after 12 months	3.3	89.0	2.4	94.7

Total as of December 31, 2005	44.1	149.8	43.4	237.3

Environmental Remediation

Provision for environmental remediation amounted to €44.1 million (2004: €45.4 million) at December 31, 2005 and largely related to the removal of mercury and other contaminants from sites in Sweden and Finland; details of the principal provisions are:

•	Following an agreement between Stora Enso and the City of Falun, the Group is obliged to clean-up pollution to the area caused by the Kopparberg mine; the provision amounted to €9.5 million in 2005 (2004: €9.9 million).

•	A provision of €6.6 million in 2005 (2004: €7.8 million) has been made for removing mercury from the harbor basin at Skutskär

•	The site of Skoghall Mill contains ground pollutants that must be eliminated; the provision amounts to €8.5 million in 2005 (2004: €9.0 million).

•	There are a further four cases in Finland where the total provision amounts to €11.2 million in 2005 (2004: €9.8 million); the largest relates to pollution in the vicinity of the Pateniemi Sawmill, being €5.0 million in 2005 (2004: €5.0 million).

Other Obligatory Provisions

Emission Rights of €36.4 million represents the rights granted to the Group which need to be surrendered to the authorities on April 1, 2006 to cover the actual emissions made in 2005. Rights granted but not used of €7.3 million appear in Non-current Operative Liabilities.

Other Obligatory Provisions in 2004 amounted to €5.2 million, the comparative 2005 figure excluding Emission Rights being €7.0 million. A provision in Sweden of €14.7 million relating to statutory forest replanting was disposed of with the divestment of Bergvik Skog AB in 2004.

Reorganization Provisions

In April 2005, the Group announced a profit improvement programme (“Profit 2007”) with the aim to increase annual profits before tax by €300 million, mainly in Europe, to be achieved from mid 2007 onwards. In addition to this, the Group announced the Asset Performance Review (“APR”) program in October 2005, which would reduce capacity by about 400 000 tonnes in the short term and strengthen the Group’s financial performance. The total restructuring provision relating to these initiatives was €134.9 million. Other minor restructuring provisions totaled €7.0 million, mainly relating to earlier restructuring plans.

Publication Paper

The total restructuring provision was €71.3 million, of which €62.1 million related to redundancy plans for 760 employees in various mills and €8.1 million to dismantling costs of paper machines to be closed and the termination of rental agreements. The redundancies will be executed by the end of March 2007.

A major restructuring provision was recorded at Corbehem Mill in France, where it was decided to close Paper Machine (“PM”) 3 and PM4 at by the end of June 2006. Other significant provisions were recorded at Reisholz Mill and at Wolfsheck Mill in Germany due to redundancies to be made by the end of June 2006.

Fine Paper

The total restructuring provision was €26.6 million of which €23.7 million was due to the planned redundancies of 240 employees, mainly at Berghuizer Mill in the Netherlands, at Uetersen Mill in Germany, at Varkaus Mill in Finland and at the Celbi Pulp Mill in Portugal. The redundancies will mainly be executed by the end of December 2006, however certain plans will continue until the end of 2007.

All the mills in which provisions were recorded are included in the APR programme due to either a machine closure (Varkaus PM1), planned divestment (Celbi Pulp Mill) or poor profitability track records (Uetersen and Berghuizer mills).

Merchants

The total restructuring provision was €3.9 million, of which €3.6 million related to redundancy plans covering 110 employees, mainly in the Netherlands, Hungary, Germany and France. The redundancies will mainly be achieved by the end of December 2006, but certain plans will continue until late 2007.

Packaging Boards

The total restructuring provision of €21.0 million related to redundancy plans for 410 employees, mainly at Hammarby and Skoghall mills in Sweden, at Imatra, Kotka, Heinola and Pankakoski mills in Finland, at Uetersen in Germany and at Stevens Point in the USA. The redundancies will be executed mainly by the end of June 2006, though certain plans will continue until the end of 2007.

The provision recorded in Hammarby Mill is related to plans to close the mill by the end of June 2006; in Stevens Point Mill the provision covers the closure of PM31 by the end of March 2006. Other provisions are made to secure the mills’ long-term competitiveness.

Wood Products

The total restructuring provision of €2.4 million related to the redundancy of 218 employees, mainly in Finnish and Swedish sawmills. The redundancies will be executed mainly by the end of June 2006; however certain plans will continue until the end of 2006.

Wood Supply

The total restructuring provision of €3.3 million covered the proposed redundancies of 85 employees in Finland and Sweden, to be completed by June 2007.

Other Operations

The total restructuring provision amounted to €13.4 million, of which €7.9 million related to redundancy plans for 90 employees, mainly in Corporate Sales Network and in certain corporate staff functions. Most of the redundancies will be achieved by June 2007.

The Group Restructuring Provisions at December 31, 2004 and 2003 amounted to €31.0 million and €48.6 million respectively, with charges in the income statement of €8.2 million and €53.2 million. The 2003 costs mainly affected the North American operations, with €29.5 million, and €15.3 million at Corbehem Mill, both charges principally covering redundancy costs. Restructuring charges were not material in 2004, though a further provision of €4.4 million was made in the USA for redundancies.

Note 24—Financial Instruments

Shareholders’ Equity—Other Comprehensive Income (“OCI”)

Certain derivatives are designated as cash flow hedges and measured to fair value with the fair value movements being recorded in the separate equity category of OCI: Hedging Reserve. The other component of OCI is the available-for-sale reserve, representing the difference between the fair value of investments and their cost (see note 15). Movements in the year for these two reserves, together with the balances at the year-end, are as shown below.

OCI Reserves

	Hedging Reserve				Available- for-Sale Reserve	Total OCI Reserves
	Currency Derivatives	Commodity Hedges	Associate Hedge	Total
	(€ in millions)
OCI as of January 1, 2004	7.8	50.4	—	58.2	56.4	114.6
Net change in OCI in the year	7.9	(34.3)	(19.0)	(45.4)	(1.6)	(47.0)

OCI as of December 31, 2004	15.7	16.1	(19.0)	12.8	54.8	67.6

OCI as of January 1, 2005
Gains and losses from changes in fair value	22.1	23.9	(19.0)	27.0	83.0	110.0
Deferred taxes	(6.4)	(7.8)	—	(14.2)	(28.2)	(42.4)

	15.7	16.1	(19.0)	12.8	54.8	67.6

Net change in OCI in 2005
Gains and losses from changes in fair value	(25.7)	105.6	1.7	81.6	352.5	434.1
Deferred taxes	7.5	(28.6)	—	(21.1)	(12.6)	(33.7)

	(18.2)	77.0	1.7	60.5	339.9	400.4

OCI as of December 31, 2005
Gains and losses from changes in fair value	(3.6)	129.5	(17.3)	108.6	435.5	544.1
Deferred taxes	1.1	(36.4)	—	(35.3)	(40.8)	(76.1)

Total	(2.5)	93.1	(17.3)	73.3	394.7	468.0

The gain on derivative financial instruments designated as cash flow hedges that was realized from OCI through the income statement amounted to €12.8 million in 2005 (2004: €67.4 million).

The hedging reserve includes the Group’s 43.3 percent (2004: 43.3 percent) share in an interest rate swap showing a deferred loss of €17.3 million in 2005 (2004: €19.0 million) in respect of Stora Enso’s associate, Bergvik Skog AB. This amount relates to a fair value loss on Bergvik Skog AB’s cashflow hedge accounted interest rate swap and, in 2004, has been deducted from the equity accounted value of the Group interest in its associate.

The estimated net amount of unrealized gains and losses expected to be reclassified as earnings within the next twelve months amounted to €69.1 million in 2005 (2004: €23.0 million), of which €(3.6) million (2004: €22.1 million) related to currencies and €72.7 million (2004: €0.9 million) to commodities.

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the balance sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis:

•	Currency option contract values are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year end market rates and thus they approximate fair values.

•	The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.

•	Swaption contract fair values are calculated using year-end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	Cross currency swaps are fair valued against discounted cash flow analysis and year end foreign exchange rates.

•	The fair values of interest rate futures have been calculated by using either discounted cash flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.

•	The fair values of commodity options are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The fair values of total return (Equity), swaps are calculated using year end equity prices as well as year end interest rates.

•	The Group had no outstanding embedded derivatives at either December 31, 2003, 2004 or 2005.

Certain gains and losses on financial instruments are taken directly to equity, either to offset cumulative translation adjustments (CTA) or deferred under other comprehensive income (OCI). The remaining fair value movements are taken to the income statement as net financial items (note 8) as shown below.

Fair Value Hedge Gains and Losses in the Income Statement

	For the year ended December 31,
	2004	2005
	(€ in millions)
Net gains (losses) on qualifying hedges, incl. fair value changes in hedged items	13.6	0.8
Net gains (losses) on non-qualifying hedges	(6.4)	(18.6)
Net gains (losses) on total return swaps	24.9	9.7

Net fair value gains (losses) in net financial items	32.1	(8.1)

Hedge Ineffectiveness in Net Financial Items

	For the year ended December 31,
	2004	2005
	(€ in millions)
Forward exchange contracts	(0.5)	0.6
Commodity contracts	(0.9)	(0.5)

Total hedging ineffectiveness	(1.4)	0.1

Fair Values of Derivative Financial Instruments

	As of December 31,
	2004	2005
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	(€ in millions)
Interest rate swaps	151.3	121.9	(33.8)	88.1
Interest rate options	1.0	1.4	(3.3)	(1.9)
Cross currency swaps	(11.6)	—	(6.5)	(6.5)
Forward contracts	89.5	7.4	(37.9)	(30.5)
Currency options	1.8	4.5	(10.2)	(5.7)
Commodity contracts	23.6	134.3	(4.7)	129.6
Total return swaps	(11.4)	27.5	(29.3)	(1.8)

Total	244.2	297.0	(125.7)	171.3

Positive and negative fair values of financial instruments are included under interest-bearing receivables, liabilities and non-current debt.

Nominal Values of Derivative Financial Instruments

	As of December 31,
	2004	2005
	(€ in millions)
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	620.1
Maturity 2–5 years	953.4	1,000.6
Maturity 6–10 years	1,469.9	1,738.3

	2,489.8	3,359.0
Interest rate options	198.4	673.8

Total	2,688.2	4,032.8

Foreign Exchange Derivatives
Cross-currency swap agreements	102.7	72.3
Forward contracts	2,479.8	2,442.1
Currency options	588.3	1,071.3

Total	3,170.8	3,585.7

Commodity Derivatives	442.7	391.0

Equity Swaps	359.5	408.5

Note 25—Cumulative Translation Adjustment (“CTA”) and Equity Hedging.

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

Cumulative Translation Adjustment

	For the year ended December 31,
	2004	2004
	(€ in millions)
As of January 1
CTA on net investment in non-Euro foreign entities	(629.1)	(708.2)
Hedging	432.0	489.3

	(197.1)	(218.9)
CTA Movement for the Year
Restatement of opening non-euro denominated equity	(37.8)	256.1
Difference in Income Statement translation	14.7	(16.8)
Internal equity injections less dividends	(44.6)	6.9
Other	0.3	(5.6)

	(67.4)	240.6
Hedging of Net Investment for the Year
Hedging result	78.3	(201.4)
Taxes	(21.0)	52.4

	57.3	(149.0)
Income Statement
CTA on divested non-Euro foreign entities	(11.7)	0.2
Hedging result allocated to divested entities	—	—

(Gain) in Income Statement for the year	(11.7)	0.2
As of December 31
CTA on net investment in non-Euro foreign entities	(708.2)	(467.4)
Hedging (see below)	489.3	340.3

	(218.9)	(127.1)
Hedging of Net Investment in Foreign Entities
Realized gains	209.5	168.2
Unrealized gains	279.8	172.1

Total	489.3	340.3

Hedging of Net Investment in Foreign Entities

Group policy for translation risk exposure is to minimize this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in CTA against the respective currency movements arising from the restatement of the net investments at current exchange rates on the balance sheet date; the net amount of gains and losses included in CTA during the period as shown above came to €(149.0) million in 2005 (2004: €57.3 million). Details of the hedging and the unrealized hedging gains are shown below, details of the net investment in foreign subsidiaries being shown in note 4—Segment Information.

Hedging of Net Investment in Foreign Entities

	As of December 31,
	2004	2005	2004	2005	2004	2005
	Nominal amount		Nominal amount		Unrealized Gain/Loss
	(currency in millions)		(€ in millions)
Forward Exchange Contracts
Canada	700.0	587.0	426.4	427.7	16.0	(11.6)
Czech Republic	—	3,525.0	—	121.5	—	(2.2)
Denmark	745.0	—	100.2	—	0.1	—
Sweden	—	—	—	—	—	—
United Kingdom	27.8	22.0	39.4	32.1	0.3	0.2
United States	350.0	86.0	257.0	72.9	17.5	(0.8)

			823.0	654.2	33.9	(14.4)
Borrowings
United States	880.0	1,127.9	646.1	956.1	252.4	175.1
Sweden	5,343.0	4,462.0	592.3	475.3	(6.5)	11.4

Total Hedging			2,061.4	2,085.6	279.8	172.1

Note 26—Commitments and Contingencies

Commitments

	As of December 31,
	2004	2005
	(€ in millions)
On Own Behalf
Pledges given(1)	0.8	1.1
Mortgages	118.8	212.8
On Behalf of Associated Companies
Mortgages	0.8	0.8
Guarantees	209.3	359.3
On Behalf of Others
Pledges given	—	—
Mortgages	—	—
Guarantees	6.8	13.7
Other Commitments, own
Operating leases, in next 12 months	32.6	34.3
Operating leases, after next 12 months	159.2	148.0
Pension liabilities	2.2	0.7
Other contingencies	92.5	97.6

Total	623.0	868.3

Pledges given	0.8	1.1
Mortgages	119.6	213.6
Guarantees	216.1	373.0
Operating leases	191.8	182.3
Pension liabilities	2.2	0.7
Other contingencies	92.5	97.6

Total	623.0	868.3

(1)	Pledged assets consist of marketable securities, inventories and fixed assets.

Other contingencies include a contingent liability, relating to exposure to hazardous substances and environmental matters, pursuant to certain indemnification provisions granted in connection with the 1994 divestment of the Tarkett Group, the flooring business of the former Stora Kopparberg Bergslags AB. The Group’s maximum aggregate liability under the hazardous substance indemnification is limited to $62.5 million (€53.0 million), under the on-site environmental indemnification, SEK 328 million (€34.9 million), and under the off-site environmental indemnification, without limit. One off-site indemnification matter is pending, but is expected to be closed shortly, and a further three on-site matters are outstanding. Stora Enso does not expect any further claims and estimates that the total liability for the environmental liabilities will not be matierial; however, the limitations period for claims to occur does not expire until 2024.

Purchase Agreement Commitments as of December 31, 2005

	Type of Supply	Country	Years Left	Contract Total	Scheduled Contract Payments
					2006	2007-8	2009-10	2011 +
					(€ in millions)
Materials & Supplies
Stora Enso Skog AB	Wood*	Sweden	13	1,555	126	247	240	942
Stora Enso Oyj	Wood*	Finland	7	349	49	100	100	100
Stora Enso Oyj	Gas	Finland	4	36	9	18	9	—
Stora Enso North America Corp	Electricity	US	8	75	4	19	23	29
Port Hawkesbury	Gas	Canada	6	82	20	18	30	14
Stora Enso Kabel GmbH & Co KG	Electricity	Germany	6	207	35	69	69	34
Stora Enso Corbehem SA	Electricity	France	5	107	34	36	37	—
Stora Enso Maxau	Steam	Germany	5	117	25	49	43	—
Stora Enso Reisholz GmbH & Co KG	Electricity	Germany	6	88	16	32	32	8
Stora Enso Kvarnsveden AB	Electricity	Sweden	9	153	17	34	34	68
Stora Enso Baienfurt GmbH & Co KG	Electricity	Germany	5	93	19	37	37	—
Stora Enso Transport & Distribution AB	Shipping	Sweden	9	74	8	16	16	34
Stora Enso Transport & Distribution AB	Shipping	Denmark	10	132	14	27	27	64
Stora Enso Oyj	Shipping	Sweden	15	217	9	26	26	156
Stora Enso Transport & Distribution Ltd	Terminal	UK	15	214	15	29	29	141
Others	—	—	—	574	253	155	44	122

				4,073	653	912	796	1,712

Capital Expenditure				95	85	10

Total Contractual Commitments				4,168	738	922	796	1,712

* Estimates based on current wood prices

Outstanding balances under binding purchase agreements amount to €4,168 million in 2005 (2004: €4,362 million), of which contracts for materials and services amount to €4,073 million (2004: €3,868 million) and for capital expenditure commitments, €95 million (2004: €494 million). The principal commitment for materials relate to wood supplied from the Group’s forest associates, Bergvik Skog AB and Tornator Timberland Oy, and Group risk management of power supplies by entering into long-term fixed price contracts; the principal service commitments relate to shipping and terminal facilities. Stora Enso Oyj has also signed a 15 year take or pay contract with Nordsjöfrakt AB for the operation of ships between Finland and Sweden, thus the Group’s commitment of €217 million is also its contingent liability in the event of early termination. There are no material contracts for capital expenditure in 2005, the largest contract in 2004 being €223 million for the new paper machine to be supplied to Kvarnsveden Mill in Sweden.

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

Stora Enso Oyj has guaranteed the liabilities of many of its subsidiaries up to a maximum of €843.8 million (2004: €748.5 million) as of December 31, 2005. It has also guaranteed the indebtedness of its Brazilian Associate, Veracel, to various local and international banks, the amount outstanding at the year end being €333.3 million (2004: €181.1 million).

Stora Enso Oyj had guaranteed the pension liabilities of its Swedish subsidiaries at the time of the 1998 merger; as of December 31, 2004, this guarantee amounted to €258.4 million. However in July 2005 the Group set up a foundation to deal with its Swedish pension liabilities and thus the amount outstanding under this guarantee was reduced to €7.7 million at December 31, 2005. See Note 21.

Stora Enso Transport and Distribution AB, Sweden, has a time charter party with Wagenborg Scheepvaart B.V. of the Netherlands (“WSBV”) concerning three vessels; WSBV has, in turn, chartered the three vessels from owners in Denmark. At the expiry of the three charter parties in 2015, Stora Enso Oyj has guaranteed to pay the owners an amount equal to the difference between the stipulated loss value and the net sale price obtained by the owners, however, always limited to 6/21 of the original facility amount. The maximum Group exposure under this guarantee amounted to €32.8 million (2004: €32.8 million) at the year-end.

The Group leases office and warehouse space under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are:

Repayment Schedule of Operating Lease Commitments

Amounts
(€ in millions)
2006	34.3
2007	31.0
2008	22.3
2009	17.9
2010	24.6
2011	52.2

Total	182.3

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

Competition Law Proceedings

Inspections by European and U.S. Competition Authorities and Class-action Lawsuit in the United States

In May 2004, Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the United States. The investigations by the authorities in both Europe and the United States are at a fact-finding stage only and no formal allegations have been made against Stora Enso or any Group employees.

Subsequent to the commencement of these antitrust investigations, various Group companies have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that Stora Enso will prevail in its efforts to defend these claims and the Group does not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits.

Due to the considerable uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies, thus no provision has been made with respect to these antitrust investigations and class-action lawsuits. There can be no assurances that such investigations or lawsuits, if determined adversely, would not have a material adverse effect on the Group’s business, operational results and financial condition.

European Commission Actions Relating to the Carbonless Paper Industry

In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including our Associate Company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly a wholly-owned subsidiary, Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper and fully paid by the Company in 2002. However, Mitsubishi HiTech Paper also appealed the Commission’s decision to the European Court of First Instance in 2002, but as of December 31, 2005, the case, and any adjustment to the penalty originally imposed, was still pending with the Court of First Instance. Due to the considerable uncertainties, no provisions have been made in the Group accounting for this Associate for any contingencies relating to either an increased fine or the repayment of amounts already paid.

Other Legal Proceedings

Wisconsin Rapids Emissions

The U.S. Environmental Protection Agency (“EPA”) has issued a notice of violation to Wisconsin Rapids Mill alleging that expansions and other capital projects between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. Stora Enso North America Inc considers that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group’s best estimate within a range of possible outcomes for this loss contingency.

Niagara Emissions

The EPA has issued a notice of violation and a finding of violation to Niagara Mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but it is expected that the EPA will seek a monetary penalty and the installation of additional control equipment. Stora Enso North America Inc intends to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group’s best estimate within a range of possible outcomes for this loss contingency.

Amsterdam Harbor

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; in addition, Stora Timber Finance B.V. is also seeking compensation by way of indemnification from the contractor that originally delivered the contaminated soil. A provision of €2.4 million has been provided at December 31, 2004 and 2005 relating to this loss contingency and, as a result of the on-going settlement negotiations with the Municipality of Amsterdam, there are no indications that the final costs will exceed the current accrual, which is thus considered reasonable.

Note 27—Principal Subsidiaries as of December 31, 2005

The following is a list of the Company’s fifty principal operating subsidiary undertakings ranked by external sales; these companies, along with the parent, account for 96 percent (2004: 98 percent) of Group external sales. The principal country in which each subsidiary operates is the country of incorporation. The Group’s effective interest in the undertakings is 100 percent except where indicated and is held in each case by a subsidiary undertaking except for those companies marked with “+” which are held directly by the Parent Company. The countries operating outside the Euro area are indicated by “*”.

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply Europe	Other
Stora Enso Oyj	Finland	14.46	X	X		X		X	X
Stora Enso North America Corp+*	USA	14.20	X	X		X			X
Stora Enso Publication Papers Oy Ltd+	Finland	4.35	X
Stora Enso Skoghall AB*	Sweden	3.75				X
Stora Enso Maxau GmbH & Co KG	Germany	3.45	X
Stora Enso Kabel GmbH & Co KG	Germany	2.96	X
Stora Enso Hylte AB*	Sweden	2.81	X
Schneidersöhne GmbH	Germany	2.69			X
Stora Enso Fors AB*	Sweden	2.52				X
Stora Enso Kvarnsveden AB*	Sweden	2.46	X
Stora Enso Port Hawkesbury Ltd*	Canada	2.26	X
Stora Enso Corbehem SA	France	2.20	X
Stora Enso Timber AG	Austria	1.91					X
Stora Enso Skog AB*	Sweden	1.82						X
Stora Enso Nymölla AB*	Sweden	1.77		X
Puumerkki Oy	Finland	1.70					X
Stora Enso Timber Oy Ltd +	Finland	1.64					X
Stora Enso Langerbrugge NV +	Belgium	1.50	X
Sydved AB (66.7%)*	Sweden	1.45						X
Papyrus Sweden AB*	Sweden	1.34			X
Stora Enso Baienfurt GmbH & Co KG	Germany	1.33				X
Berghuizer Paierfabriek NV+	The Netherlands	1.32		X
Stora Enso Pulp AB*	Sweden	1.30	X	X
Stora Enso Uetersen GmbH & Co KG	Germany	1.29		X
Stora Enso Sachsen GmbH	Germany	1.26	X
Stora Enso Poland SA (formerly Intercell)+*.	Poland	1.23				X
Stora Enso Timber AB*	Sweden	1.08					X
Stora Enso Grycksbo AB*	Sweden	1.07		X
Stora Enso Timber AS*	Estonia	1.05					X
Stora Enso Barcelona S.A.	Spain	0.97				X
Stora Enso Reisholz GmbH & Co KG	Germany	0.91	X
Stora Enso Ingerois Oy+	Finland	0.85				X
Stora Enso Timber US Corp*	USA	0.84					X
Papeteries de France SA	France	0.80			X
Scaldia Papier BV	The Netherlands	0.77			X
Enocell Oy+	Finland	0.75				X
Laminating Papers Oy+	Finland	0.74				X
Stora Enso Suzhou Paper Co Ltd (96.5 percent)*	China	0.71		X
Papyrus A/S	Denmark	0.69			X
Stora Enso Packaging Oy+	Finland	0.67				X
Papyrus France SA	France	0.66			X
Celulose Beira Industrial SA	Portugal	0.62		X
Stora Enso Packaging AB*	Sweden	0.61				X
Papyrus SA	Belgium	0.57			X
Stora Enso Timber Bad St Leonhard GmbH	Austria	0.46					X
Stora Enso Lumber Trading GmbH	Austria	0.45					X

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply Europe	Other
OOO Stora Enso Packaging (93.5%)*	Russia	0.41				X
Stora Enso Timber Zdirec sro*	Czech	0.39					X
Stora Enso Bois SA	France	0.36					X
Stora Enso Pankakoski Oy Ltd	Finland	0.34				X
Corenso United Oy Ltd+	Finland	0.32				X

Note 28—Employee and Equity Compensation Benefits

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

Share Based Programmes for Management

In 2004, the board approved the implementation of two new share based programmes to complement and partially replace the existing option programme. The changes were made in response to the competitive market trend away from option programmes towards share base award schemes. In 2004, the new programmes were targeted at 200 key managers and staff in the Group and replace 50 percent of the existing option programme for these employees; consequently the number of options issued under the 2004 share option programme has been reduced. The total number of shares that may be awarded under these two new share programmes in 2004 was 652,500.

The Performance Share Plan will deliver awards, based on the Group performance during each of the preceding financial years. The performance target is for the corporate return on capital employed to equal the weighted average cost of capital before any shares are awarded. The intended range of awards over the three year period is from 850 to 10,000 shares with a maximum of one and one half times the award when the corporate return on capital employed exceeds the weighted average cost of capital by 4 percentage points. The Restricted Share Plan will similarly deliver shares to managers and key employees over the same three year period subject to the employee remaining in employment of Stora Enso on the intended award date.

The board also approved awarding shares under the restricted plan to a maximum of 50 key top young talents with a condition that they remain in employment for at least 5 years. The level for these award was set at 2,500 to 5,000 shares and the maximum number of shares that may be issued is 187,500. In 2005, the Board agreed to extend the Restricted Share Plan to all participants in Stora Enso long-term incentive plans, with a required minimum vesting period of 3 years and consequently the balance of the option programme was reduced by 50 percent.

The new share plans do not confer any beneficial interest at grant and the holder has no rights to receive shares until the future award dates materialize.

Option / Synthetic Option Programmes in 2005

Option Programme	Year of Issue	Strike Price Base Period In the Year	Strike Price	Number of Staff	Number of Options Issued	Number of Options Cancelled	Number of Options Exercised	Number of Options Outstanding	Exercise Period
2005 Synthetic	2005	4 Feb 11 Feb	€12.20	1,000	3,076,125	0	n/a	3,076,125	1 Mar 2008- 28 Feb 2012

2004 Synthetic	2004	5 Feb 12 Feb	€11.15	1,000	4,675,300	82,500	n/a	4,592,800	1 Mar 2007- 28 Feb 2011

2003 Synthetic	2003	31 Jan 7 Feb	€10.00	1,000	6,064,150	218,750	n/a	5,845,400	8 Feb 2006- 7 Feb 2010

2002 Synthetic	2002	31 Jan 7 Feb	€16.50	1,000	5,902,000	310,000	0	5,592,000	8 Feb 2005- 7 Feb 2009

2001 Synthetic	2001	8 Feb 14 Feb	€11.70	500	4,215,000	300,000	0	3,915,000	1 Apr 2004- 31 Mar 2008

2000 Synthetic	2000	18 Mar 24 Mar	€12.25	200	2,800,000	255,000	0	2,545,000	1 Apr 2003- 31 Mar 2007

1999 Synthetic	1999	1 May 31 July	€11.75	200	2,750,000	269,550	0	2,480,450	15 Jul 2002- 15 Jul 2006

North American Stock options	2000	n/a	USD 6.97 €5.91	839	5,680,000	123,696	4,588,391	967,913	11 Sep 2000- 4 Feb 2010

On January 1, 2005, IFRS 2, Share-based Payments, came into effect whereby the cost of the Stora Enso synthetic Option and Share-based Programmes are recognized as a cost over the vesting period, being the period between grant and right to exercise or award. In accordance with the standard, its opening effect on equity of €14.8 million, the liability of €20.8 million and the tax effect of €6.0 million have been reflected in Total Equity and Liabilities for previous years. The charge for 2005 amounted to €9.7 million, of which €0.8 million related to senior executives, leaving a liability at December 31, 2005 of €30.5 million, shown in Non-current Operative Liabilities, with Deferred Tax of €8.5 million.

Option Programmes for Management (1999 to 2005)

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

As of December 31, 2005, no options from the 1999 to 2005 programmes had been taken up.

Stora Enso North America Option Programme

On August 18, 2000, the board decided to convert the Consolidated Papers, Inc. share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into Stora Enso programmes entitling holders to purchase a maximum 5,680,000 R shares, in the form of ADRs, at a weighted average strike price of $6,9687. The exercise period of the currently existing plans is from September 11, 2000 to February 4, 2010, depending on the grant date. On October 16, 2001, the board decided to amend the Programme to simplify administration and speed up delivery of shares to option holders. Thus, as of November 1, 2001, no new R shares will be issued under the terms of the Programme, but instead, repurchased R shares have been reserved for distribution. A total of 2,001,733 new R shares were issued before the terms were amended, thereby increasing the share capital by €3.4 million.

During the year, 198,646 (2004: 733,133) options were exercised, of which 169,654 (2004: 685,085) resulted in cash compensation and 29,079 (2004: 48,048) in the allocation of repurchased R shares. At December 31, 2005, 967,913 (2004: 1,166,559) options were still outstanding.

Option Programme for Management (1997): Fully Subscribed and Closed

On April 7, 1997, the Company issued 1,000 warrants to 15 members of senior management. In 2004, a final 789,000 shares were issued, thus by April 8, 2004 the Programme had been fully subscribed and a total of 3,000,000 new R shares had been issued against the warrants, representing 0.3 percent of the share capital and 0.1 percent of the voting rights.

Director and Management Group Interests as of December 31, 2005

Board of Directors

	Series A Shares Held	Series R Shares Held	Committee Membership (1)Chairman
Claes Dahlbäck, Chairman	2,541	19,529	Compensation(1), Nomination, Financial&Audit
Ilkka Niemi, Vice Chairman	—	—	Compensation, Nomination, Financial&Audit
Gunnar Brock	—	4,000	—
Lee A. Chaden (ADRs)	—	3,500	Financial&Audit
Harald Einsmann (ADRs)	—	4,800	Compensation
Jukka Härmälä, CEO, see below	—	—	—
Birgitta Kantola	—	1,500	Financial & Audit
Jan Sjöqvist	508	1,943	Financial & Audit
Matti Vuoria	—	9,000	Compensation
Marcus Wallenberg	2,541	4,715	Nomination, Financial&Audit, (to March 22, 2005)

Total	5,590	48,987

Executive Management Group (EMG),

Names followed by principal area of responsibility	Series A Shares Held	Series R Shares Held	Synthetic Options 1999-2004	Synthetic Options 2005	Committee Memberships (1)Chairman
Jukka Härmälä, CEO	—	8,932	612,500	60,000	—
Christer Ågren	—	4,000	167,900	22,500	Sustainability
Jussi Huttunen	—	885	159,300	22,500	Sustainability
Kai Korhonen	—	885	249,400	22,500	Sustainability, R&D
Pekka Laaksonen	15,500	—	249,400	22,500	Sustainability
Arno Pelkonen (resigned January 12, 2006)		1,500	219,400	22,500	Sustainability, R&D
Bernd Rettig	—	1,500	249,400	22,500	R&D
Hannu Ryöppönen, CFO	—	10,676	—	20,000
Elisabeth Salander Björklund	—	1,000	72,300	22,500	R&D, Sustainability
Yngve Stade		2,225	249,400	22,500	Sustainability(1), R&D(1), Investment

Total	15,500	31,603	2,229,000	260,000

Management Group Consisting of the EMG and:

Names followed by principal area of responsibility	Series A Shares Held	Series R Shares Held	Synthetic Options 1999-2004	Synthetic Options 2005	Committee Memberships (1)Chairman
Magnus Diesen	1,000	590	152,900	15,000	Investment(1)
Per Ericson (resigned February 28, 2006)	—	295	61,000	11,250	—
John Gillen	—	3,595	53,750	11,500	—
Nils Grafström	2,000	1,500	97,500	15,000	—
Walter Haberland	—	750	94,150	11,250	—
Peter Kickinger	—	465	84,100	15,000	Investment
Jyrki Kurkinen	—	33,318	134,150	11,250	Disclosure
Mats Nordlander	—	1,000	75,900	15,000	—
Markku Pentikäinen	—	1,000	85,300	15,000	—
Eberhard Potempa	—	750	107,250	11,250	—
Niilo Pöyhönen	—	349	92,150	11,250	R&D
Keith B Russell	—	7,885	112,500	22,500	Sustainability
Kari Vainio	—	4,800	167,900	15,000	Sustainability

Total	3,000	56,297	1,318,550	180,250

Total, Serving Officers	24,090	136,887	3,547,550	440,250

Details of officers who stood down during the year are not shown above.

The following Executive Officers also Served in 2005

	Capacity	Series A Shares Held	Series R Shares Held	Synthetic Options 1999-2004	Synthetic Options 2005	Effective Date
Björn Hägglund	EMG, Deputy CEO	7,877	14,618	498,750	20,000	June 1
Esko Mäkeläinen	EMG, CFO	1,900	6,169	249,400	22,500	December 31
Lars Bengtson	EMG, (North America)	—	—	234,400	22,500	December 31
John F. Bergin (ADRs)	MG, Speciality Papers	—	80,715	61,250	11,250	December 31
Petri Wager	MG, Sales Network	—	—	103,600	15,000	April 30

Total, Former Officers		9,777	101,502	1,147,400	91,250

Stora Enso utilises TRS to partially hedge exposures to changes in the share price of synthetic options granted under the Option Programmes for Management, which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise future cash flows related to the settlement of outstanding synthetic options, they result in certain market risks. Group TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

As of December 31, 2005, there were TRS instruments outstanding covering 35,696,400 million (2004: 31,196,400) underlying Stora Enso Oyj R ordinary shares recorded at a net fair value of €(1.8) million (2004: €(11.4) million), as disclosed in Note 26. The settlement periods of the TRS instruments match the life of the associated synthetic options, mature between 2006 and 2011 and allow for earlier settlement at the Group’s election. A 10 percent fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €40.8 million (2004: €35.2 million), based on a closing share price at the year end of €11.44 (2004: €11.27) on the Helsinki Stock Exchange.

Note 29—Related Party Transactions

During the last three years, Stora Enso has not been involved in any material transactions with any Group directors or executive officers, any of the 10 percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of the board of directors to borrow money from the Group so long as such loans are secured and within the limits of distributable equity. However, no directors or executive officers and none of the 10 percent shareholders owe any significant amounts to the Group. The Group has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of directors or executive officers in violation of the U.S. Exchange Act.

In the ordinary course of business, the Group engages in transactions on commercial terms with associated companies and other related parties that are no less favorable than would be available to other third parties. Stora Enso intends to continue with transactions on a similar basis with its Associates, further details of which are shown in note 14.

Pulp

Although most chemical pulp requirements are produced internally, some is purchased from the pulp mill of Sunila Oy, a 50 percent associated company owned jointly with Myllykoski Oy. Stora Enso supplies fibre to Sunila, selling them €34.3 million (2004: €33.6 million) of wood during the year, and in return, Sunila sells the resulting pulp back to the Group, all at market prices; in 2005, the Group purchased 136,612 (2004: 156,696) metric tons from Sunila for a total price of €56.7 million (2004: €66.5 million).

Stora Enso and its local partner, Aracruz Celulose S.A., have constructed a 900,000 tonnes per year eucalyptus pulp mill in Brazil for their jointly owned associate company Veracel Celulose S.A.; each company has a 50 percent stake and will be entitled to half of the mill’s output. The mill commenced production in May 2005 and the first shipments of pulp were sent to Stora Enso mills in Europe and China in July. Shipments of eucalyptus pulp to Group companies in 2005 totalled 162,085 tonnes with an invoice value of €40.8 million. Stora Enso Oyj has also guaranteed the indebtedness of Veracel to various local and international banks, the amount outstanding at the year end being €333.0 million (2004: €150.9 million).

Energy

Stora Enso holds a 15.6 percent interest in Pohjolan Voima Oy, a power producer that is a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. In accordance with the Articles of the company, as the second largest shareholder, Stora Enso has the right to appoint the Deputy-Chairman of the Board of Directors, a post occupied since March 21, 2002 by Pekka Laaksonen. Prices paid to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and amounted to €48.1 million (2004: €77.2 million). The Group also sells surplus power to Pohjolan Voima amounting to €12.0 million (2004: €4.8 million).

Financial Arrangements

The Group borrows from, or has financial arrangements with, several financial institutions where certain members of the Stora Enso board of directors or executive management group also act as members of the board of directors, supervisory board or executive management group of one or more of those bodies. These include Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä and Paavo Pitkänen, and Mutual Pension Insurance Company Ilmarinen in the case of Esko Mäkeläinen. Paavo Pitkänen and Esko Mäkeläinen, however, retired as officers of Stora Enso in 2005. All Group borrowings and financial arrangements have been negotiated on arms-length terms and several have existed for a number of years and prior to the current board membership.

In July 2005, the Group set up a foundation to deal with its Swedish pension liabilities, the directors consisting of two representatives of both the employer and staff, with an independent chairman. In October, the Group capitalized the Foundation with SEK 1,986 (€211.5) million to discharge the legal liability of the units under Swedish rules. In November, the Group sold the Foundation a nominal SEK 850 (€90.5) million of Loan Notes in the Group’s Swedish forest Associate, Bergvik Skog AB for SEK 992 (€105.7) million, and in December a further 700,000 Nordea Bank AB shares worth SEK 56 (€6.0) million were sold; the values of these securities were independently appraised and the Group realized a profit of €10.3 million and €4.2 million respectively.

Research and Development

Stora Enso conducts research and development activities through Oy Keskuslaboratorio (“KCL”), in which a 30 percent interest is held. Part of the Group’s basic research requirements is sourced from KCL, which also performs research on a contract basis at cost; in 2005 total payments to KCL amounted to €3.4 million (2004: €5.0 million). Discoveries made in the process of its research activities are the property of KCL, which makes a decision whether to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, the four corporate owners of KCL, one being Stora Enso, have a right to use the patent. If, however, KCL decides not to apply for a patent, the discovery is auctioned to its corporate owners or, if they are not interested, to unrelated third parties.

Recycled Paper

The Group owns minority interests in several paper recyclers from whom recycled paper is purchased at market prices, this amounting to €18.3 million (2004: €36.9 million) in 2005, though one of the biggest of these, Vlar Papier NV of Belgium became a subsidiary in 2005.

Forest Assets & Wood Procurement

The Group has a 41 percent interest in Tornator Timberland Oy, with the remaining 59 percent being held by Finnish institutional investors. One such investor with a 13.3 percent holding is Varma Mutual Pension Insurance Company, where Jukka Härmälä, Stora Enso’s CEO, is the vice chairman of the supervisory board. Stora Enso has longterm supply contracts with the Tornator Group for approximately 1.5 million cubic meters of wood annually at market prices and in 2005 purchases came to €43.5 million (€46.7 million).

The Group has a 43.3 percent interest in Bergvik Skog AB, with the remaining 56.7 percent held mainly by institutional investors. These investors include the Knud and Alice Wallenberg Foundation with a holding of 7.0 percent; however they also control 23.8 percent of the voting rights in Stora Enso. The Group has long-term supply contracts with Bergvik Skog AB under which it sells some 5.0 million cubic meters of wood annually at market prices; in 2005 purchases of 4.70 (2004: 3.98) million cubic meters came to €123.0 million (2004: 97.3 million) with Group sales to Bergvik being €27.7 million (2004: €25.4 million).

Stevedoring

The Group currently owns 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels, the other shareholders being UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco are at market prices and, in 2005, amounted to €20.6 million (2004: €21.9 million).

Note 30—Earnings (Loss) per Share

	For the year ended December 31,
	2003	2004	2005
Net profit (loss) attributable to parent company equity holders for the period, € million	137.9	739.7	(130.0)

Weighted average number of Series A and R shares	851,127,954	829,396,446	798,686,750
Effect of warrants	198,214	610,540	530,991

Diluted number of shares	851,326,168	830,006,986	799,217,741

Basic earnings (loss) per Share, €	0.16	0.89	(0.16)

Diluted earnings (loss) per Share, €	0.16	0.89	(0.16)

Note 31—Subsequent Events

On January 26, 2006, Stora Enso decided, as a result of detailed due diligence process, to withdraw from the consumer board production project in China, which had previously been announced in August 2005.

In March 2006, Stora Enso sold its Grycksbo Mill in Sweden to a Stockholm-based private equity firm. The sale resulted in a capital loss of approximately €20 million in the first quarter 2006.

In March 2006, Stora Enso sold its investment in Sampo Oyj for approximately €155 million resulting in a gain of €130.0 million in the first quarter of 2006.

On April 5, 2006, Stora Enso received a formal request from the Finnish Competition Authority for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland. This request relates to the investigations commenced in May 2004. At this stage, Stora Enso will investigate the matter and intends to provide its response within the given time limit. The Finnish Competition Authority has requested the response by May 15, 2006. According to the information received from the Finnish Competition Authority, it will decide whether to take this matter to the Finnish Market Court when it has received the responses from all the companies involved in the matter. Stora Enso is currently not in a position to estimate the amount of any fine that may be imposed as a result of any proceedings that may be commenced based upon the Finnish Competition Authority’s actions and, therefore, has not made any related provision in its financial statements.

Note 32—Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

The Group’s consolidated financial statements are prepared in accordance with IFRS, which differ in a number of respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

Reconciliation of net profit (loss) and shareholders’ equity

The following is a summary of the significant adjustments to net profit (loss) and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

Reconciliation of net profit (loss)

	For the year ended December 31,
	2003	2004	2005
	€	€	€
	(in millions)
Reconciliation of net profit (loss)
Profit (loss) attributable to equity shareholders in accordance with IFRS	137.9	739.7	(130.0)
U.S. GAAP adjustments:
a) Employee benefit plans	(0.8)	(280.3)	(17.8)
b) Reverse acquisition	(59.7)	(51.4)	(63.1)
c) Acquisition of Consolidated Papers, Inc.	7.8	(167.8)	5.9
d) Derivative financial instruments	(5.0)	5.1	(83.3)
e) Impairment of goodwill	(47.1)	(243.9)	8.0
f) Impairment of fixed assets	(4.9)	(4.4)	191.2
g) Stock based compensation	(1.2)	(6.0)	3.8
h) Pension surplus refund	2.4	1.5	—
i) Amortization of goodwill	116.1	90.2	—
j) Restructuring costs	20.7	(10.3)	77.6
k) Biological assets	(24.1)	(13.8)	4.9
l) Share of results in associated companies	(9.4)	(17.2)	(78.5)
m) Sale of forest assets	—	233.7	—
n) Minority Interest	—	—	2.2
o) Buy-outs of Minority Interest	—	—	(4.9)
Deferred tax effect of U.S. GAAP adjustments	2.2	93.9	(78.9)

Net income (loss) in accordance with U.S. GAAP	134.9	369.0	(162.9)

	For the year ended December 31,
	2003	2004	2005
Earnings (loss) per share under U.S GAAP
Basic earnings (loss) per share	0.16	0.44	(0.20)
Diluted earnings (loss) per share	0.16	0.44	(0.20)

Weighted average number of shares outstanding under U.S. GAAP:
Basic	851,127,954	829,396,446	798,686,750
Diluted*	851,326,168	830,006,986	798,686,750

*	The weighted average number of diluted shares in 2005 excludes potential common stock instruments because of their antidilutive effect.

Consolidated Statement of Comprehensive Income

The Company has chosen to present comprehensive income using amounts determined in accordance with IFRS.

	For the year ended December 31,
	2003	2004	2005
	€	€	€
	(in millions)
Comprehensive income
Profit (loss) attributable to equity shareholders in accordance with IFRS	137.9	739.7	(130.0)
Other comprehensive income
Foreign currency translation adjustment	(52.7)	(21.8)	91.8
Available-for-sale investments, net of tax expense of €16.5 million in 2003, €4.1 million in 2004 and €12.6 million in 2005*	40.0	(1.6)	339.9
Cash flow hedging, net of tax benefit of €63.6 million in 2003, €10.7 million in 2004 and expense of €21.1 million in 2005*	(158.8)	(45.4)	60.5
Fair value adjustment related to the adoption of IAS 41, Agriculture as of January 1, 2003, net of tax expense of €240.4 million	659.4	—	—

Comprehensive income in accordance with IFRS	625.8	670.9	362.2

*	Amounts presented are net of previously unrealized gains and losses reclassified to earnings during the period.

Reconciliation of shareholders’ equity

	As of December 31,
	2004	2005
	€	€
	(in millions)
Reconciliation of shareholders’ equity
Equity attributable to shareholders in accordance with IFRS	8,036.3 *	7,645.3
U.S. GAAP adjustments:
a) Employee benefit plans	(265.1)	(482.6)
b) Reverse acquisition	547.2	484.1
c) Acquisition of Consolidated Papers, Inc.	51.4	67.1
e) Impairment of goodwill	(216.6)	(243.0)
f) Impairment of fixed assets	41.7	252.5
g) Stock based compensation	13.6 *	17.2
h) Pension surplus refund	—	—
i) Amortization of goodwill	324.8	348.1
j) Restructuring costs	10.4	88.0
k) Biological assets	(23.0)	(18.5)
l) Share of results in associated companies	(64.8)	(185.3)
m) Sale of forest assets	(368.1)	(353.7)
n) Minority Interest	—	1.2
o) Buy-outs of Minority Interest	—	38.3
p) Fair valuation of unlisted securities	—	(279.4)
Deferred tax effect of U.S. GAAP adjustments	52.6 *	15.6

Shareholders’ equity in accordance with U.S. GAAP	8,140.4	7,394.9

*	On adoption of IFRS 2, Share-Based Payments, in 2005, the Group retrospectively adjusted retained earnings for the cumulative effect of adopting the new standard. Accordingly, the U.S. GAAP adjustment to shareholders’ equity has been revised. The amount of total shareholders’ equity in accordance with U.S. GAAP at December 31, 2004 has not changed.

a) Employee benefit plans

The companies within the Group maintain various pension plans in accordance with the local conditions and practices in the countries in which they operate. The plans are generally funded through payments to insurance companies, pension funds or by provisions, as determined by periodic actuarial calculations. Any deficits or benefits requiring additional contributions are funded through payments or provisions allocated over a period of years not exceeding the expected remaining lives of the participating employees. The Group has met minimum funding requirements for the countries in which it operates.

Under IAS 19 (revised) and under U.S. GAAP SFAS No. 87 Employers’ Accounting for Pensions, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. SFAS No. 87 also contains a minimum liability provision, which requires, under certain circumstances, balance sheet recognition of at least the unfunded accumulated pension benefit obligation.

Disability benefits under the Finnish statutory employment pension scheme (“TEL”) were previously accounted for as a defined benefit plan under IFRS. In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the TEL which affected the method for calculating and funding these disability benefits (see note 21). IFRS provides that the use of insurance premiums to fund benefits should be accounted for using defined contribution accounting as long as a company retains no ongoing legal or constructive obligations, under any circumstances. Because of this change to the TEL the disability benefits are accounted for as a defined contribution plan under IFRS. In 2004, the Company recorded a reduction in personnel expenses amounting to €179.9 million for its defined benefit obligation related to those benefits. U.S. GAAP contains no provision to allow defined contribution accounting where insurance premiums are used to fund benefits. Under U.S. GAAP, the cost of a benefit can and should be determined without regard to how an employer decides to finance the plan. The changes to the TEL had no impact on the defined benefit accounting treatment for the disability benefits under U.S. GAAP

The Group uses a December 31 measurement date for the majority of its plans.

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts recognized in the Group’s consolidated balance sheet in accordance with U.S. GAAP as of December 31, 2004 and 2005.

	Retirement Benefit
	2004			2005
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other post- retirement		Pensions	Other post- retirement
	(€ in millions)			(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	259.8	1,262.0	431.5	277.7	1,328.7	334.5
Service cost	39.1	77.2	11.1	17.9	39.2	8.0
Interest cost	40.3	132.3	23.1	14.7	118.4	19.9
Plan participants’ contributions	—	3.2	0.6	—	7.0	1.4
Past service costs	—	—	—	(29.6)	—	—
Amendments	(51.3)	0.7	(75.1)	—	(2.3)	(24.2)
Acquisitions	—	—	—	—	37.2	—
Actuarial loss (gain)	(2.9)	(19.9)	(3.0)	(8.2)	165.7	6.7
Benefits paid	(4.6)	(83.5)	(23.2)	(26.3)	(131.9)	(27.2)
Settlements	(2.7)	—	—	—	—	—
Currency effect	—	(43.3)	(30.5)	—	111.8	51.6

Benefit obligation at end of year	277.7	1,328.7	334.5	246.2	1,673.8	370.7

Change in plan assets
Fair value of plan assets at beginning of year	51.6	616.7	(10.7)	68.9	761.7	35.2
Actual return on plan assets	14.6	133.6	19.8	(11.1)	145.1	1.2
Company contribution	7.3	90.3	46.1	9.9	245.8	13.8
Acquisitions	—	—	—	—	23.1	—
Benefits paid	(4.6)	(43.4)	(19.4)	(26.3)	(55.8)	(26.2)
Currency effect	—	(35.5)	(0.6)	—	111.7	5.5

Fair value of plan assets at end of year	68.9	761.7	35.2	41.4	1,231.6	29.5

Funded status	(208.8)	(567.0)	(299.3)	(204.8)	(442.2)	(341.2)
Unrecognized transitional obligation (asset)	—	(1.0)	—	—	(1.6)	—
Unrecognized prior service cost	(49.9)	11.3	(82.6)	(66.4)	8.0	(108.1)
Unrecognized actuarial loss	25.1	286.4	187.6	25.2	400.1	212.2

(Accrued)/Prepaid benefit cost	(233.6)	(270.3)	(194.3)	(246.0)	(35.7)	(237.1)

The following table sets forth liabilities recognized in the U.S. GAAP balance sheet as of December 31, 2004 and 2005:

	Retirement Benefits as of December 31,
	2004			2005
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
Accrued benefit liability	(233.6)	(531.4)	(194.3)	(268.9)	(384.2)	(237.1)
Prepaid benefit cost	—	201.7	—	—	113.9	—
Intangible asset	—	3.5	—	—	2.7	—
Accumulated other comprehensive income	—	55.9	—	22.9	231.9	—

Net amount recognized	(233.6)	(270.3)	(194.3)	(246.0)	(35.7)	(237.1)

Total accumulated benefit obligation (“ABO”) in 2005 was €177.5 million for all domestic plans and €1,543.9 million for all foreign pension plans.

For plans where ABO exceed the fair value of plan assets under U.S. GAAP, the ABO, the pension benefit obligation (“PBO”) and fair value of plan assets as of December 31, 2004 and 2005 were as follows:

	Retirement Benefits as of December 31,
	2004			2005
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
ABO	180.6	640.1	334.6	177.5	1,057.7	368.0
PBO	277.7	655.9	334.6	246.3	1,108.3	369.8
Fair value of assets	68.9	109.7	35.3	41.4	673.8	29.1

For plans where the PBO exceeds the fair value of plan assets under U.S. GAAP, the ABO, the PBO and fair value of plan assets as of December 31, 2004 and 2005 were as follows:

	Retirement Benefits as of December 31,
	2004			2005
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
ABO	180.6	1,095.5	14.3	177.5	1,523.7	367.5
PBO	277.7	1,189.4	14.3	246.3	1,621.5	369.4
Fair value of assets	68.9	681.3	—	41.4	1,173.5	29.1

Comprehensive income determined in accordance with U.S. GAAP, includes an amount of €(175.0) million for 2005 (2004: €35.9 million; 2003: €12.9 million) due to the change in the additional minimum pension liability during the period.

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 included the following components:

	Retirement Benefits for the year ended December 31,
	2003			2004			2005
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)			(€ in millions)
Service cost	15.0	21.1	6.5	28.5	22.9	8.1	17.9	27.4	8.0
Interest cost	15.1	72.0	21.4	22.8	71.8	22.1	14.7	82.5	19.9
Expected return on plan assets	(2.6)	(45.2)	(1.0)	(2.8)	(52.8)	(1.8)	(3.6)	(70.7)	(1.6)
Actuarial gains/losses	3.0	17.5	7.1	12.2	11.6	11.1	0.3	13.3	11.5
Amortization	(5.1)	(18.4)	(1.2)	(20.0)	0.1	(3.2)	(7.0)	0.6	(11.4)

Subtotal	25.4	47.0	32.8	40.7	53.6	36.3	22.3	53.1	26.4
SFAS No. 88 cost	2.1	(0.2)	(1.6)	—	—	—	—	(4.2)	—

Net periodic benefit cost	27.5	46.8	31.2	40.7	53.6	36.3	22.3	48.9	26.4
Acquisitions	—	—	—	—	0.2	—	—	—	—

Total expense and change in balance sheet	27.5	46.8	31.2	40.7	53.8	36.3	22.3	48.9	26.4

Weighted-average assumptions used in the calculation of retirement benefit obligations as of December 31 are as follows:

	Retirement Benefits
	2004			2005
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
Discount rate	5.00%	5.53%	5,73%	4.10%	5.02%	5.71%
Rate of compensation increase	5.00%	3.72%	n/a	4.00%	3.68%	n/a

Weighted-average assumptions used in the calculation of net periodic cost for the years ended December 31 are as follows:

	Retirement Benefits
	2003			2004			2005
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
Discount rate	5.25%	6.05%	6.05%	5.00%	5.83%	5.73%	5.0%	5.53%	5.72%
Rate of compensation increase	4.00%	3.33%	n/a	5.00%	3.72%	n/a	5.0%	3.68%	n/a
Expected return on plan assets	5.25%	8.57%	8.57%	5.00%	8.24%	4.50%	5.0%	7.58%	4.50%

In 2006, Stora Enso expects to contribute €9.1 million in respect to the Finnish TEL system for the disability and old-age retirement liability.

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

Plan assets in North America are held in trusts. Investment policies provide frameworks within which to manage the investments of each trust. It is the primary objective of the investment policies to invest the trust assets in a manner that ensures sufficient funds will be available to meet the benefit obligations of the trusts as determined in connection with periodic asset-liability studies commissioned by the investment committee. As updated near the end of 2005, the pension investment policy provides for long-term strategic allocation targets as follows: US Equity 28 percent, Non-US Equity 17 percent (including Development and Emerging Markets), Fixed Income 35 percent (including Core, TIPS and High Yield), Real Estate 10 percent and Alternative Investments 10 percent. In addition, the policy also provides for appropriate drift ranges for each asset class and rebalancing back to the allocation target when the range is exceeded. The policy has additional requirements to ensure adequate diversification, limit non-investment grade quality fixed income securities and restrict the use of derivatives. The investment policy for other benefits is similar but also takes into consideration the fact that retiree healthcare obligations are not required to be funded and have varying cash flow needs.

The following table presents details of the Company plan assets structure for North American Plans:

Plan Assets—Percentage of Fair Value by Asset Category

	As of December 31,
	Pension benefits plans		Other benefits plans
	2004	2005	2004	2005
Asset category
Cash	0.0%	0.1%	0.3%	0.0%
Equity securities	65.8%	61.6%	19.8%	0.0%
Debt securities	26.0%	30.7%	79.9%	100.0%
Real Estate	3.3%	3.7%	0.0%	0.0%
Other	4.9%	3.9%	0.0%	0.0%
Total	100.0%	100.0%	100.0%	100.0%

As discussed in notes 21 and 30 in July 2005 the Group set up a foundation to manage its main Swedish pension liabilities. The investment policy defines long-term strategic allocation targets as follows: Real Estate up to 10 percent, Equity Investments up to 30 percent and the remaining funds invested in Debt securities. The details of the Company plan assets structure for Swedish Plans as of 31 December 2005 is the following: Cash 1 percent, Equity securities 7 percent and Debt securities 92 percent. The long-term return target for the Foundation is 3 % real return after tax.

Plan assets in Finland are managed by insurance companies. Because the plan assets are assets of the insurance companies, information about the exact structure and investment strategy surrounding the plan assets is not available to participating employers. The assets are managed in accordance with the local statutory requirements for the insurance companies.

Plan assets in other European countries are not material.

Estimated Future Benefit Payments,

	Pension benefits	Other benefits
	(€ in millions)
2006	98.9	24.1
2007	99.0	23.8
2008	99.7	22.7
2009	101.5	21.7
2010	103.7	20.8
Years 2011-2015	533.7	90.9

Expected Employer Contributions to be paid into Plan during next fiscal year

	Pension benefits	Other benefits
	(€ in millions)
Payments during fiscal year 2006	47.6	12.5

Assumptions related to the health care benefits as of December 31 (applicable only for North American plans).

	2004		2005
	USA	Canada	USA	Canada
Health care cost trend rate assumed for next year	9%	10%	10%	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	6%	5%	6%
Year that the rate reaches the ultimate trend rate	2009	2009	2011	2011

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point decrease
	(€ in millions)
Effect on total of service and interest cost components	3.9	(2.6)
Effect on postretirement benefit obligation	35.4	(27.7)

The Company has elected to receive a subsidy from the U.S. government pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 related to its continuation of certain other post-retirement benefit plans. The effect of this subsidy reduces 2005 expense for other post-retirement benefit plans by €5.6 million.

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

Under IFRS, goodwill €162.5 million remains as a result of the business combination. Under U.S GAAP, goodwill, consisting of the excess of the cost of the acquisition of Enso over the fair value of the net assets acquired, of €83.5 million remains and is subject to annual impairment tests; see “adjustment e) Impairment of goodwill.

In 2002, the Group disposed of Tornator Timberland Oy, the Finnish forest holding company. The Group retained a 41.0 percent ownership in the company and under IFRS a portion of the gain amounting to €44.2 million was deferred (see note 23). Under U.S. GAAP, the deferred gain has been reversed since the transaction resulted in a loss under U.S. GAAP. The reason the transaction resulted in a loss under U.S. GAAP is because the book value for these forest assets was higher under U.S. GAAP due to the fair market value adjustments that were applied to the forest assets at the time of the reverse acquisition of Enso by STORA in 1998 (as described above).

The total purchase accounting fair value adjustments were €1,086.1 million as of December 31, 1998. The effect of those adjustments on the reconciliation of net profit (loss) and shareholders’ equity to the corresponding amounts under U.S. GAAP is as follows:

	For the year ended December 31,
	2003	2004	2005
	(€ in millions)
Net income (loss)
Depreciation of tangible assets	(81.5)	(81.5)	(85.3)
Change in deferred tax liabilities	21.8	30.1	22.2

Total	(59.7)	(51.4)	(63.1)

	As of December 31,
	2004	2005
	(€ in millions)
Shareholders’ equity
Goodwill	(79.0)	(79.0)
Reversal of deferred gain under IFRS	44.2	44.2
Buildings and structures	277.5	262.1
Machinery and equipment	396.3	326.4
Shares in associated companies	128.4	128.4
Deferred tax liabilities	(220.2)	(198.0)

Total	547.2	484.1

c) Acquisition of Consolidated Papers, Inc

In August 2000, the Company completed the acquisition of Consolidated Papers, Inc. The purchase price for the acquisition under IFRS was determined on the basis of the stock price for Stora Enso series R shares issued and stock options exchanged as part of the consideration at the acquisition date. Under U.S. GAAP, the measurement date for the valuation for equity securities has been determined by using the announcement date. Accordingly, the difference of €485.7 million in the purchase price at the acquisition date was recorded as additional goodwill under U.S. GAAP. Translation adjustment for the difference in the amount of goodwill between IFRS and U.S. GAAP are recorded directly in shareholders’ equity in the cumulative translation account.

As more fully described under adjustment e) “Impairment of goodwill,” the Company recognized goodwill impairment charges under U.S. GAAP of €418.8 on September 30, 2004 of which €174.9 million relates to this adjustment.

In addition, this adjustment is affected as a result of classifying an operating lease under U.S. GAAP as a financing lease under IFRS as of August 31, 2000. Accordingly, the depreciation and interest expense recorded under IFRS was decreased by €7.1 million, €7.1 million and €5.9 million to arrive at the operating lease expense under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 respectively.

The following table shows the break-down of the adjustment related to the acquisition of Consolidated Papers, Inc. as of December 31, 2004 and 2005, respectively:

	Goodwill	Lease contract	Total
	(€ in millions)
Opening balance January 1, 2004	198.0	22.3	220.3
Recognized through income statement	(174.9)	7.1	(167.8)
Translation difference	1.2	(2.3)	(1.1)

Ending balance December 31, 2004	24.3	27.1	51.4
Recognized through income statement	—	5.9	5.9
Translation difference	3.8	6.0	9.8

Ending balance December 31, 2005	28.1	39.0	67.1

d) Derivative financial instruments

Stora Enso Oyj has entered into forward foreign exchange contracts in order to hedge net investments in certain countries as explained in note 25. U.S. GAAP foreign currency hedge accounting criteria requires that the member of the consolidated group that is party to the hedging instrument have the same functional currency as the unit exposed to the risk. IFRS does not require that the operating unit that is exposed to the risk being hedged be a party to the hedging instrument and does not require the same functional currencies.

The investment in Canada is held by Stora Enso North America Inc, which has a functional currency of US dollar. The net investment in Denmark was held by a Swedish subsidiary of Stora Enso Oyj, which has a functional currency of SEK. Accordingly, hedge accounting has not been applied under U.S. GAAP and the fair values of the forward exchange contracts have been included in the determination of net income (loss), net of taxes.

e) Impairment of goodwill

Under U.S. GAAP, the Group performs an annual goodwill impairment test as of September 30. The annual impairment test as of September 30, 2003 resulted in a goodwill impairment charge of €47.1 million for the Fine Paper segment under U.S GAAP. However, there was no impairment under IFRS since the net assets and goodwill balances for the Fine Paper segment are lower according to IFRS than under U.S. GAAP.

In 2004 this test resulted in a goodwill impairment charge of €335.1 million for the Fine Paper segment and €83.7 million for the Publication Paper segment. There was no such impairment under IFRS in 2004 since the net asset and goodwill balances are lower under IFRS than under U.S. GAAP (see adjustments b and c). Of the total impairment charge of €418.8 million under U.S. GAAP, €174.9 million has been recorded as part of adjustment “c) Acquisition of Consolidated Papers, Inc.”

The annual impairment test as of September 30, 2005 resulted in no goodwill impairment charge under U.S. GAAP. However, under IFRS there was an impairment of €8.0 million in Packaging Boards segment in 2005 due to the different techniques applied under IFRS and U.S. GAAP . Accordingly, the impairment charge of €8.0 million has been reversed under U.S GAAP.

The following table presents changes in the goodwill balances (as determined under U.S. GAAP) as allocated to each reportable segment for the years ended December 31, 2004 and 2005.

	Publication Paper	Fine Paper	Packaging Boards	Merchants	Wood Products	Total
	(€ in millions)
As of January 1, 2004	250.8	768.1	88.2	12.8	151.0	1,270.9
Translation difference	1.4	(22.2)	(0.7)	0.2	3.9	(17.4)
Acquisitions	—	—	0.1	6.8	—	6.9
Disposals	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—
Impairment losses	(83.7)	(335.1)	—	—	—	(418.8)

As of December 31, 2004	168.5	410.8	87.6	19.8	154.9	841.6
Acquisitions	—	79.7	—	38.8	—	118.5
Translation difference	—	56.1	0.8	0.1	3.6	60.6
Disposals	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—

As of December 31, 2005	168.5	546.6	88.4	58.7	158.5	1,020.7

f) Impairment of fixed assets

The Group recognized an impairment of fixed assets of €195.6 million on long-lived tangible assets in 2005 under IFRS. The impairment loss was determined as the difference between the recoverable amount of the cash-generating unit and its carrying amount. In determining the recoverable amount of these assets the Group discounted future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge is recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. As the recoverable amount exceeded the carrying amount based on undiscounted cash flows, these long-lived assets were not measured for impairment under U.S. GAAP and accordingly the impairment loss recorded under IFRS amounting to €195.6 million has been reversed.

As a result of the asset impairment reversals in 2002 the long-lived tangible assets under U.S. GAAP have a higher carrying amount compared to IFRS, therefore there is a higher depreciation charge under U.S. GAAP compared to the IFRS. Additional depreciation under U.S. GAAP amounted to €4.4 million, €4.4 million €4.9 million for years ended December 31, 2005, 2004 and 2003, respectively, which has been calculated based on the remaining useful lives for these assets and recorded through U.S. GAAP net income (loss), net of taxes.

g) Stock based compensation

Beginning in 2005, the Group recorded stock based compensation in accordance with IFRS 2, Share-Based Payment. Prior to 2005, no compensation expense was recognised under IFRS for equity compensation benefits for stock warrants or for cash payments that were dependent on the future market price of the Company’s share.

As allowed under U.S. GAAP, SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its schemes.

As described in notes 1 and 28, the Company’s option schemes for synthetic options, established in 1999-2005 are settled in cash by measuring the difference between the exercise price and the prevailing stock price. Under U.S. GAAP, these schemes have been accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, where compensation is measured each period end between the exercise price and the current stock price. Such compensation is accrued as a charge to expense over the future service period and adjusted in subsequent periods up to the measurement date for changes, either increases or decreases, in the share price.

An analysis of the Company’s fixed stock option plans, which are fully vested as of December 31, 2003, 2004 and 2005 is as follows:

	North America Option Programme	Weighted average exercise price	1997 Option Programme	Weighted average exercise price
	Shares	€	Shares	€
Outstanding and exercisable as of January 31, 2003	2,469,984	6.75	864,000	7.66
Exercised and registered	565,513	5.50	297,000	7.66
Expired	5,278	5.70	—	—
Outstanding and exercisable as of December 31, 2003	1,899,692	5.63	567,000	7.66
Exercised and registered	764,277	5.12	567,000	7.66
Cancelled	(31,094)	5.06	—	—
Outstanding and exercisable as of December 31, 2004	1,166,559	5.28	closed	closed
Exercised and registered	193,498	5.89	—	—
Cancelled	5,148	5.79	—	—
Outstanding and exercisable as of December 31, 2005	967,913	6.14	closed	closed

Pro forma disclosures of net income (loss) and earnings (loss) per share have not been presented as all share-based awards for which compensation cost has not been recorded based on fair value of the award are fully vested.

The weighted-average fair value of the 1997 option programme and North America Option Programme is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997 option programme and North America Option Programme, respectively: risk-free interest rates of 4.56 percent and 5.88 percent; expected dividend yields of 2.30 percent and 2.82 percent; expected lives of 4.3 and 8.0 years; and expected volatility of 30.6 percent; and 30.0 percent. The measurement date for the fair valuation of the North America Option Programme under U.S. GAAP was determined by using the announcement date of the acquisition by Stora Enso of Consolidated Papers Inc., which differs from the measurement date under IFRS. See “adjustment c) Acquisition of Consolidated Papers, Inc.”

Exercise prices for North America options outstanding as of December 31, 2005, ranged from €5.16 to €8.86. The exercise prices are denominated in U.S. dollars and converted into euros at the year-end rate. Of the 967,913 options outstanding as of December 31, 2005, 481,111 have exercise prices between €5.16 and €7.72, with a weighted average exercise price of €5.97 and a weighted average remaining contractual life of 2.8 years. Of these options, 279,586 are exercisable with a weighted average exercise price of €5.16. Of the outstanding options, 389,774 have exercise prices between €6.16 and €8.86, with a weighted average exercise price of €6.39 and a weighted average remaining contractual life of 4.2 years. Of these options, 357,185 options are exercisable at the exercise price of €6.16 with the weighted average remaining contractual life of 4.2 years. The remaining 97,028 options have exercise prices between €5.75 and €6.47, with a weighted average exercise price of €5.97 and a weighted average remaining contractual life of 0.8 years.

Share Award Plans

As discussed in note 28, in March of 2004, the company granted 522,000 shares with a value of €10.9 per share as of grant date and as of December 31, 2005 of €11.44 per share to key managers and staff. The grants were made under the Performance Share Plan and the Restricted Share Plan and are to be issued in three tranches over a three year period. The grants under the Performance Share Plan are dependent upon the performance of the Company and continued employment of the employee and grants under the Restricted Share Plan are only dependent upon the continued employment of the employee. Additionally, 187,500 shares with a value as of grant date of €10.9 and as of year end 2005 of €11.44 per share were issued to key top young talents on the condition that they remain in employment for at least five years. In March 2005, the restricted and performance share plans were extended to 1000 employees. Under the restricted share plan a total of 645,603 Series R shares may be allocated over the period March 1, 2006 through March 1, 2008. The performance plan target amount is 372,178 Series R shares over the period March 1, 2006 through March 1, 2008. Share value at the grant date in March 2005 was €11.57.

Under IFRS, no compensation expense has been recorded related to these share awards in 2004. In 2005, the fair value of these share awards is recognized in income over the related service period both under IFRS and US GAAP.

h) Pension surplus refund

During 2000, Stora Enso received a surplus refund from the Swedish pension insurer SPP. The refund was received partly in cash with the remaining portion of the total amount mainly available for use against future pension premiums. Under IFRS, the total surplus refund was recognized in income immediately. Under U.S. GAAP, the refund was recognized in income when cash was received or when the credit was taken against a contribution.

i) Amortization of goodwill

Under IFRS, goodwill was amortized over its estimated useful life before the adoption of IFRS 3 came into effect in 2004. Amortization of goodwill ceased with effect from 1 April, 2004 for new acquisitions and from December 31, 2004 for all other existing goodwill. Under U.S. GAAP, goodwill is tested for impairment annually, or more frequently, if circumstances indicate that the book value could be impaired (see “adjustment e) Impairment of goodwill”). The U.S. GAAP adjustment reverses the amortization expense recorded under IFRS in 2003 and 2004.

j) Restructuring costs

As explained in note 23, Stora Enso announced a profit improvement program (“Profit 2007”) in April 2005 and in October 2005 Stora Enso announced the Asset Performance Review (“APR”) program. The total restructuring provision relating to these initiatives was €134.9 million. Other restructuring provisions totaled €7.0 million, mainly relating to earlier restructuring plans. Termination benefit provisions of the restructuring plans under IFRS amounted to €129.4 million as of December 31, 2005. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period. Under IFRS, a provision for the full termination benefit cost is recognized in the period in which the Group becomes legally or constructively committed to a plan. As a result, €88.0 million of termination benefit costs that have been recognized as a liability under IFRS have been reversed under U.S. GAAP as of December 31, 2005, of which €77.6 million relate to costs in 2005 under IFRS.

k) Biological assets

Under IFRS, Stora Enso’s forest assets in the form of standing trees are recorded at fair value on the balance sheet with changes in the fair values recorded in the income statement. In 2003, 2004 and 2005, respectively, the pre-tax amounts of €10.9 million, €7.1 million and (€6.7) million were recorded in the income statement (see note 13). The land on which the trees grow is recorded at cost.

Under U.S. GAAP, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. As a result, the fair market values recorded under IFRS are reversed under U.S. GAAP and cost of timber harvested, which amounted to €13.2 million during 2003, €6.7 million during 2004 and €1.8 million during 2005, is recorded in the income statement under U.S. GAAP.

l) Share of results in associated companies

Stora Enso’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates. The significant difference relates to accounting for biological assets. See adjustment k) “Biological assets.”

m) Sale of forest assets

In March 2004, the Group completed the restructuring of its ownership of forest assets in Sweden. A total of 1.5 million hectares (approx) of the Group’s Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were transferred to a newly-formed company Bergvik Skog AB. Stora Enso and Kornäs retained minority shareholdings of 43.3 percent and 5.0 percent, respectively, in Bergvik Skog AB. The rest of that company’s shares were sold to institutional investors. The Group accounts for Bergvik Skog AB as an associate company using the equity method. This transaction gave rise to a deferred gain under IFRS, since the amount recognized was equal only to the extent of unrelated investor’s interests in the associate. The net asset value of Bergvik Skog AB under IFRS was higher than in U.S. GAAP, which results in a higher gain on the sale under U.S. GAAP and therefore a higher deferred gain under U.S. GAAP. The main IFRS and U.S. GAAP difference in Bergvik Skog AB, related to the accounting for forest assets, which is more fully described in “adjustment k) Biological assets.” In October 2004, the Group divested its majority shareholding in PT Finnantara Intiga, its Borneo plantation company. This transaction also resulted in a higher gain under U.S. GAAP.

n) Minority Interest

As described in note 5, the group completed its acquisition of 65.5% of the Polish packaging producer Intercell S.A. in December 2004. Under IFRS the minority interest is stated at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed whereas under U.S. GAAP fair values are assigned only to the parent company’s share of the net assets acquired. The minority interest under U.S. GAAP is valued at its pre-acquisition cost. Because the acquisition occurred at the end of 2004 there was no adjustment to the net income or equity reconciliation in 2004. Due to the difference in asset values there was a difference in depreciation charges and changes in finished goods inventories between IFRS and U.S GAAP in 2005. Charges reversed under U.S GAAP amounted to €2.2 million in 2005.

o) Buy-outs of Minority Interests

As discussed in the note 5, Stora Enso bought-out certain Minority Interest in 2005. The difference between the carrying value of the Minority Interest and the purchase consideration is recorded in retained earnings. The net amount recorded in retained earnings associated with the buy-outs of Minority Interest was €43.2 million. Under US GAAP the difference between the Minority Interest carrying value and the purchase consideration is capitalized to the associated net asset categories based on fair valuation of the purchased Minority Interests. Under U.S GAAP the charge of €43.2 million to retained earnings has been reversed and capitalized, €4.7 million to Goodwill, €4.2 million to Intangible Assets and €34.3 million to Property, Plant & Equipment. Depreciation charges to the capitalized amounts were €4.9 million in 2005.

p) Fair valuation of unlisted securities

The Group recorded the fair value of unlisted securities under IFRS by using a variety of methods and assumptions based on the market conditions existing at each balance sheet date; quoted market prices for similar or identical securities or other techniques such as option pricing models and estimated discounted values of future cash flows.

As a result of the rise in energy prices in 2005, the Group recognized an increase in value of unlisted shares in a power producer of €279.4 million, no deferred tax being appropriate thereon under Finnish tax regulations. The fair value is recognized as other comprehensive income in equity. Under U.S. GAAP the unlisted securities are measured at cost less other than temporary differences, if any. Therefore the U.S. GAAP adjustment reverses the fair value recorded in equity under IFRS at December 31, 2005.

q) Additional disclosures required under U.S. GAAP

Intangible assets

Intangible assets were €194.1 million as of December 31, 2005, of which capitalized and purchased software were €73.6 million, patents and trademarks were €7.0 million and other intangible assets were €113.5 million.

Intangible assets were €108.0 million as of December 31, 2004, of which capitalized and purchased software were €67.6 million, patents and trademarks were €6.5 million and other intangible assets were €33.9 million. The Group does not have indefinite lived intangible assets.

Intangible assets are amortized on a straight-line basis over their expected useful lives, which vary from 3 to 20 years. The amortization expense of identifiable intangible assets subject to amortization and recorded in books as of December 31, 2005 is expected to approximate €36.0 million for each of the five years from 2006 through 2010.

Segment information

The Group evaluates the performance of its segments and allocates resources to them based on operating profit.

	For the year ended December 31,
	2003		2004		2005
	(€ in millions)
		(1)		(1)		(1)
Publication paper	66.2	129.0	157.4	104.6	(8.3)	193.3
Fine paper
Fine paper 1/4	100.4	138.9	93.2	54.5	21.4	62.2
Merchants	(8.9)	(6.7)	9.9	11.2	(4.6)	3.3
Packaging boards	266.3	284.2	334.7	271.3	75.6	220.0
Forest products
Wood products	6.5	26.5	29.8	34.7	(56.3)	(3.1)
Wood supply	116.5	116.5	156.6	32.3	(15.3)	(11.8)
Other(2)	(75.6)	(46.6)	(75.5)	(81.9)	(106.4)	(106.4)

Operating profit (loss), total	471.4	641.8	706.1	426.7	(93.9)	357.5

Goodwill amortization	–	(116.1)	–	(90.2)	–	–
Non-recurring items(3)	–	(54.3)	–	369.6	–	(451.4)

Operating profit (loss), total	471.4	471.4	706.1	706.1	(93.9)	(93.9)

(1)	The operating profit (loss) presented by segments excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2003 consist mainly of restructuring charges related to the cost reduction program in North America, a provision related to restructuring costs at the Corbehem Mill in France and a provision related to the expected capital loss on the sale of forest land in Ontario, Canada. The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and asset performance review, including write-downs.

Accrued payroll

The Group’s total amount of accrued payroll charges such as accrued wages and salaries and holiday pay included under current liabilities on the balance sheet amounted to €231.1 million and €245.1 million as of December 31, 2004 and 2005, respectively

Emission Rights

Note 1 discussed the Group’s accounting policy for emission rights under IFRS. Under U.S. GAAP. the emission rights are recorded at historical cost. Since the emission rights were granted for free, there is no accounting recognition for the emission rights under U.S. GAAP.

Unrealized losses on investments

The following shows the gross unrealized losses and fair values of Group investments with unrealized losses that are not deemed to be other-than-temporarily impaired. They are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less Than 12 Months		12 Months or Greater		Subtotal		All Other Investments
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Total Fair Value
	(€ in millions)		(€ in millions)		(€ in millions)		(€ in millions)	(€ in millions)
Marketable equity securities	—	—	3.6	0.6	3.6	0.6	185.2	188.8
Investment in equity (growth) funds	—	—	—	—	—	—	13.7	13.7
Money Market, Bond, Hedge Funds	—	—	0.8	0.0	0.8	0.0	8.3	9.1
Investments in non marketable equity securities	—	—	—	—	—	—	403.6	403.6

Total	—	—	4.4	0.6	4.4	0.6	610.8	615.2

Marketable Equity Securities

Group investments in marketable equity securities consist primarily of investments in:

•	Common stock of banks and financial institutions, comprising €140.6 million of the total fair value with no unrealized losses.

•	Companies in the forestry industry and paper merchandising industry, comprising €14.3 million of the total fair value with €0.0 million of the total unrealized losses.

•	Companies in the transportation industry, comprising €33.9 million of the total fair value with €0.6 million of the total unrealized losses.

Investments in non marketable equity securities

The aggregate value of Group investments in non marketable equity securities totaled €403.6 million at December 31, 2005. These investments were not evaluated for impairment as Stora Enso did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

r) Classification differences

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

s) New accounting standards

U.S. GAAP Developments

FAS 151

In November 2004, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Stora Enso will adopt FAS 151 on January 1, 2006. The new standard is not expected to have material impact on the Company’s results of operations and financial position under U.S. GAAP.

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

FAS 154

In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group elected to early adopt FAS 154 and as such has characterized the retrospective adoption of IFRS 2 and IAS 39(R) as a revision. The adoption of FAS 154 did not have a material impact on the Group’s financial condition or results of operations.