Form 20-F/A
period 2005-12-31
STORA ENSO CORP
filed 2006-06-21
CIK 1120557

As filed with the Securities and Exchange Commission on June 21, 2006

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

Yes ☐                        No ☒

i

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on April 6, 2006 (the “2005 Form 20-F”), is being filed for the purpose of amending “Item 18. Financial Statements” of the 2005 Form 20-F to include separate financial statements of Veracel Celulose S.A., as required by Rule 3-09 of Regulation S-X under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Financial statements of Veracel Celulose S.A. are included in this annual report beginning on page FA-1.

Other than as expressly set forth above, no part of the 2005 Form 20-F is being amended, and the filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the 2005 Form 20-F are true or complete as of any date subsequent to April 6, 2006.

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

This Amendment No. 1 also includes separate audited financial statements of Veracel Celulose S.A. for the fiscal years ended December 31, 2003, 2004 and 2005. The financial statements of Veracel Celulose S.A. have been prepared in accordance with U.S. GAAP.

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

Forward-Looking Statements

This annual report contains statements about our business that are not historical facts but, rather, are statements about future expectations, and may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipates,” “believes,” “expects,” “intends,” “should” and similar expressions as they relate to our Company or our management are intended to identify forward-looking statements. Forward-looking statements in this annual report are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements, some of which are beyond our control. These factors include those described below under “Item 3. Key Information—Risk Factors” and in documents that we file with the Securities and Exchange Commission (the “SEC”) from time to time, as well as:

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

v

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

Separate audited financial statements of Veracel Celulose S.A. for the fiscal years ended December 31, 2003, 2004 and 2005 starting on page FA-1 of this annual report are being filed pursuant to Rule 3-09 of Regulation S-X under the Securities Act.

Item 19.    Exhibits.

Documents filed as exhibits to this annual report:

1.1	Articles of Association of Stora Enso Corporation.*
8.1	Subsidiaries of Stora Enso Corporation.**
12.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
12.2	Certification by the chief financial officer of Stora Enso Corporation pursuant to Rule 13a-14(a) under the Exchange Act.
13.1	Certification by the chief executive officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.
13.2	Certification by the chief financial officer of Stora Enso Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 25, 2003.
**	Included in our 2005 Form 20-F and incorporated by reference herein.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 21, 2006

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

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

Veracel Celulose S.A.

We have audited the accompanying balance sheet of Veracel Celulose S.A. as of December 31, 2005, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veracel Celulose S.A. at December 31, 2005 and the result of its operations, the changes in shareholders’ equity and the changes in its financial position for the year then ended in conformity with accounting practices adopted in Brazil.

Without qualifying our opinion we draw attention to Note 18 to the financial statements, which discuss the realization of value-added tax credits.

Rio de Janeiro, June 8, 2006

PricewaterhouseCoopers

Auditores Independentes

VERACEL CELULOSE S.A.

BALANCE SHEETS AT DECEMBER 31

In thousands of reais

	2005	2004
		(Unaudited)
Assets
Current assets
Cash and banks	489	505
Financial investments	177	156,075
Accounts receivable	100,118	5,358
Accounts receivable from public agency	33,869	12,937
Inventories	126,199	11,647
Taxes recoverable	35,445	8,042
Others	23,789	17,191

	320,086	211,755

Non-current assets
Long-term receivables
Deferred income taxes and social contributions	47,654	18,473
Taxes to be recovered	31,393	24,172
Advance to suppliers—formation of new forests	26,230	19,283
Judicial deposits	9,703	6,215
Accounts receivable from public agency	54,122	1,555
Others	1,395	1,541

	170,497	71,239

Permanent assets
Property, plant and equipment	3,015,729	2,517,459
Deferred charges	128,907	143,895

	3,144,636	2,661,354

Total assets	3,635,219	2,944,348

Liabilities and shareholders’ equity
Current liabilities
Suppliers	55,622	148,401
Financing	89,773	55,327
Taxes, salaries and social charges	12,217	7,588
Payable related to acquired land	1,722	1,523
Other liabilities	6,869	8,097

	166,203	220,936

Non-current liabilities
Long-term liabilities
Financing	1,774,557	1,298,125
Contributions deferral	10,283
Allowance for contingencies	18,343	11,220

	1,803,183	1,309,345

Shareholder’s equity
Capital	1,771,632	1,451,413
Capital reserve	7,672	5,261
Revenue reserve		1,935
Accumulated deficit	(113,471)	(44,542)

	1,665,833	1,414,067

Total liabilities and shareholders’ equity	3,635,219	2,944,348

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31

In thousands of reais

	2005	2004
		(Unaudited)
Gross sales revenues	331,530	138,030
Sales taxes and other deductions	(7,988)	(29,676)

Net sales revenues	323,542	108,354
Cost of sales	(270,280)	(45,429)

Gross profit	53,262	62,925

Operating expenses (revenue)
Selling	16,308	38,312
Administrative	48,852	33,878
Amortization of deferred charges	16,617	14,342
Financial
Expenses	60,914	23,304
Income	(7,323)	(8,936)
Other operating expenses (revenue), net	(16,319)	(5,051)

	151,687	95,849

Operating loss	(98,425)	(32,924)
Non-operating profit (loss), net	(1,620)	(240)

Loss before income tax and social contribution	(100,045)	(33,164)
Deferred income tax and social contribution	29,181	10,495

Loss for the year	(70,864)	(22,669)

Loss per share of capital stock—R$	(0,05)	(0,02)

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31

In thousands of reais

	Capital	Capital reserve	Revenue reserve	Accumulated deficit	Total
	Subscribed and paid-up	Fiscal incentive	Legal
At December 31, 2003 (Unaudited)	862,193		1,935	(21,873)	842,255

Fiscal incentive		5,261			5,261
Payment of capital	589,220				589,220
Loss for the year				(22,669)	(22,669)

At December 31, 2004 (Unaudited)	1,451,413	5,261	1,935	(44,542)	1,414,067

Fiscal incentive		2,411			2,411
Payment of capital	320,219				320,219
Losses compensated			(1,935)	1,935
Loss for the year				(70,864)	(70,864)

At December 31, 2005	1,771,632	7,672		(113,471)	1,665,833

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31

In thousands of reais

	2005	2004
		(Unaudited)
Financial resources were provided by
Operations
Loss for the year	(70,864)	(22,669)
Expenses (income) not affecting working capital
Depreciation, amortization and depletion	122,492	41,607
Monetary and exchange variations on long-term liabilities	(12,325)	(4,534)
Allowance for contingencies	7,123	7,339
Deferred income tax and social contribution	(29,181)	(10,495)
Net book value of permanent assets written-off	1,889	386

	19,134	11,634

Shareholders
Payment of capital	320,219	589,220

Third parties
Long-term financing	613,497	1,198,704
Fiscal incentive	2,411	5,261
Increase in long-term liabilities	10,283

	946,410	1,793,185

Total funds provided	965,544	1,804,819

Financial resources were used for
Permanent assets
Property, plant and equipment	671,347	1,792,211
Deferred charges	2,010	2,777
Transfer from long-term to current liabilities, net	59,046	26,216
Increase in long-term receivables	70,077	44,366

Total funds used	802,480	1,865,570

Increase (decrease) in working capital	163,064	(60,751)

Changes in working capital
Current assets	108,331	64,942
Current liabilities	(54,733)	125,693

Increase (decrease) in working capital	163,064	(60,751)

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2004

In thousands of reais

1    Operations

Veracel Celulose S.A. is a closed capital company, jointly controlled by Aracruz Celulose S.A. (Aracruz Celulose) (50%) and Stora Enso Treasury Amsterdam B.V. (Stora Enso) (50%), and was incorporated on July 15, 1991. The Company’s corporate objectives are forestry, production, marketing, sale of paper, pulp, timber and providing sawing services as well as technical assistance and other services related to agriculture, farming and cattle-raising, implementation and maintenance of farms; as well as the exportion and importation of goods required for the performance of these activities.

The Company has reforestation projects approved by the Brazilian National Institute of Environment and Renewable Natural Resources (IBAMA), and by the Environmental Resources Center (CRA), on its own land located in the southern part of the State of Bahia (BA), and also has a license from the State Council for Environment (CEPRAM) to implement an integrated forest/pulp industrial project.

Currently the Company has property with an area of 172,982 (2004—164,575) hectares (ha) of land, 10,998 ha (2004—9,631) of which are leased from third parties, by means of long-term lease contracts. The area planted with forests corresponded to 74,440 ha at December 31, 2005 (2004—70,635).

Consistent with the forestry operation requirements, the Company proceeds with the implementation of its program to develop new forests with an area of approximately 11.331 ha (2004—10.006) planted at December 31, 2005, including the transfer of technology and the provision of technical and operational support to the partners involved in this program.

In 2003 the Company started to build and assemble an industrial unit with an annual capacity to produce 900 thousand tons of bleached “Kraft” pulp (ECF—Elementary Clorine Free) of short fiber, manufactured from the reforested eucalyptus timber with accumulated total investments (plant, land, forests, infrastructure and a port located in Belmonte—BA—for the shipment of the pulp produced). The industrial unit became operational in May 2005, and completed the learning curve in November, after thirty consecutive days producing the projected daily average.

As Veracel is located within an area covered by the Agency for the Development of the Northeast—ADENE, and considering that the pulp industry is a priority for local development (Decree No. 4213, of April 26, 2002), the Company, in 2005, was granted the benefit of a 75% reduction in income tax and additional taxes non refundable, on the taxable profits resulting from the installation of its industrial plant for the manufacturing of pulp. This benefit was granted with the authorization of the Founding Report No. 0321/2005 published by the Ministry of National Integration through ADENE, only remaining the acceptance by the Federal Internal Revenue Service.

During 2005, funds were released as part of the program to finance the project totaling US$ 248 million (2004—US$ 413 million—unaudited) provided by the National Bank for Economic and Social Development (BNDES), the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).

The results for the year 2004 are represented by the revenue, costs and expenses of the contract to supply timber to Aracruz Celulose S.A. which started in 2000, was renewed in 2004 and terminated in the first semester of 2005 (Note 5). The results for the year 2005 were greatly influenced by the starting of production of pulp and by the termination of the contract to supply timber.

2    Presentation of Financial Statements

The financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil, based on Brazilian Corporate Law and by the Institute of Independent Auditors of Brazil (IBRACON).

In order to improve the information provided to the market, the Company presents in these financial statements, as additional information, statements of cash flows in accordance with the determination of the Accounting Procedures and Standards (NPC) No. 20 of IBRACON, taking into consideration the main operations which affected the Company’s available cash and financial investments.

To prepare the financial statements it is necessary to use estimates to account for specific assets, liabilities and other transactions. Therefore, these financial statements include estimates for the useful life of property, plant and equipment and for allowances necessary for contingent liabilities, income tax and others. Actual results may present variances in relation to the estimates.

3    Summary of the Significant Accounting Policies

The principal accounting policies followed by the Company in the preparation of the financial statements are described below.

(a)    Financial investments

Financial investments are stated at cost, including when applicable accrued earnings, proportionally recognized up to the date of the financial statements, not exceeding market value.

(b)    Inventories

Inventories of goods for sale are stated at average acquisition and/or production cost, restated, when applicable, to the market realization value, when lower than the cost. Inventories of maintenance and consumable materials are recorded at the average purchase cost, not exceeding replacement cost.

(c)    Deferred income tax and social contribution

These are calculated on the tax losses, negative social contribution bases and temporary differences based on the effective rates of income tax and social contribution when the tax effects are expected to be realized, in compliance with NPC-25 of IBRACON (Note 9).

Deferred income tax and social contribution assets are recorded only up to an amount whose realization can be considered probable.

(d)    Property, plant and equipment

Stated at cost plus price-level restatements up to December 31, 1995, combined with the following aspects:

•	Depreciation of property, plant and equipment calculated on the straight-line basis, and depletion of forests, at the rates listed in Note 10, which take into consideration the economic useful lives of assets and the felling percentage of the forestation projects, respectively.

•	Interest and financial charges on the financing obtained for the Company’s investment projects are capitalized until these projects become operational.

•	Pre-operating costs, other expenses and any income relating to the forestry project were recorded as deferred charges up to December 31, 2001. Expenditures relating to the feasibility study and the pre-operating expenses relating to the implementation of the industrial project are recorded as deferred charges and are amortized as from the start-up of operations (Note 11).

(e)    Loans and financings

These are stated at the principal amount plus financial charges incurred on a pro rata basis up to the balance sheet date. Foreign currency loans were translated to Reais based on the exchange rate at the balance sheet date.

(f)    Allowance for contingencies

The allowance for contingencies is made for contingent risks, when the losses are considered probable, based on the opinion of management and internal and outside legal counsel, with amounts recorded based on the estimates of the results of the outcome of the processes.

(g)    Other rights and obligations

Other rights and obligations, recorded as current and long-term assets and liabilities, are classified in accordance with the respective periods of realization or payment. These other rights and obligations are recorded at cost or realization and for amounts know or calculated, respectively, including when applicable charges and monetary and exchange variations.

(h)    Determination of net income accrued

All of the Company’s sales of pulp are made to the Company’s shareholders in proportion to their shareholding, based on a shareholders’ agreement and with prices determined in US dollars. The revenue from the sales is recorded when significant risks and benefits related to the property of the sales are transferred to the purchaser and are converted to Reais on the invoice date.

Other revenues, expenses and costs are recorded when realized and/or incurred. The income includes the earnings, charges and monetary and exchange variations levied on the current and long-term assets and liabilities and when applicable it includes the effects of the restatement of assets to market or realization value.

4    Financial Investments

At December 31, 2005 and 2004, the financial investments are mainly comprised of Bank Deposit Certificates (CDBs)—indexed to the Interbank Deposit Certificate—CDI.

5    Accounts Receivable

	2005	2004
		(Unaudited)
Parent companies	99,012	5,186
Other clients	1,206	172

	100,118	5,358

Transactions with related parties, which represented 99% of the Gross sales revenues in 2005 and 2004, have been realized based on a shareholders’ agreement and have been settled periodically on the maturity dates.

In the first semester of 2005, the agreement to provide timber to Aracruz Celulose was terminated, as a result of the full compliance with the amount of timber negotiated.

6    Accounts Receivable from Public Agency

The accounts receivable from a Public Agency refer to investments made in infrastructure in the area where the plant is located, which will be fully refunded by the State of Bahia, according to an agreement signed on August 10, 2004. The “Agreement to Absorb Financial Costs” signed with the Agency for the Development of the State of Bahia S.A.—DESENBAHIA determines that the amounts will be refunded to the Company within the same period as the payments of interest on the financing from the BNDES pegged to the TJLP, from 2005 to 2014 (Note 12). The amount spent up to December 31, 2005 was R$ 101,067, R$ 13,076 of which has already been reimbursed by the State of Bahia.

7    Inventories

	2005	2004
		(Unaudited)
Pulp—for sale	40,573
Woodchips	1,097
Cut eucalyptus wood	10,940	8,138
Eucalyptus seedlings	1,332	312
Stores	71,487	2,479
Others	770	718

	126,199	11,647

8    Taxes to be Recovered

	2005		2004
				(Unaudited)
	Short-term	Long-term	Short-term	Long-term
Value-Added Tax on Sales and Services—ICMS(i)	4,685	25,094	17	16,063
Income Tax Withheld at Source—IRRF	9,535		7,970
Social Integration Program—PIS(ii)	4,681	1,859		1,989
Tax for Social Security Financing—COFINS(ii)	16,079	4,440	16	6,120
Other taxes and contributions to be recovered(ii)	465		39

	35,445	31,393	8,042	24,172

(i)	The Company has been accruing ICMS credits on the purchases of fixed assets for the construction of the industrial plant, which amounted to R$ 33,458 at December 31, 2005, and recorded these credits in long-term receivables. Considering that the Company’s sales are allocated to the foreign market and therefore, pursuant to the current legislation, they are not subject to the levy of ICMS, the Company keeps these credits based on the legal determination in order to negotiate them on the market. The Company has the right to sell these credits in the market, and management has already requested approval from the Office for Treasury Affairs of the State of Bahia to transfer them to third parties. The Company recorded an allowance to adjust these fiscal credits to their net realizable value, based on a discount estimated at 25%. At December 31, 2005 this allowance amounted to R$ 8,364 and was recorded as a reduction of the long-term receivable and to other operating expenses (revenue), net in the statement of income. Based on the current facts management believes that the provision recorded at December 31, 2005 is sufficient to cover eventual losses on these credits, however, the realization of these ICMS credits is subject to the approval of the transfer by the competent authorities.
(ii)	Based on the current fiscal legislation, the Company has been taking the IPI credit on intermediate goods and PIS and COFINS credits on expenses related to transportation, intermediate material, depreciation of machinery and equipment and other expenses.

9    Deferred Income Tax and Social Contribution

	2005	2004
		(Unaudited)
Income tax loss to offset and negative bases for social contribution	121,815	43,110
Temporary timing differences Allowance for contingencies	18,343	11,221

Calculation basis	140,158	54,331
Tax rate (IR of 25% and CS of 9%)	34%	34%

Deferred income tax and social contribution—long-term	47,654	18,473

The recognition of deferred income tax credits arising from income tax losses, negative bases for social contribution and temporary timing differences based on the analysis of future income, supported by economic and financial projections taking into consideration the Company’s assumptions of production and sales and the recent macroeconomic and marketing scenarios, which are analyzed on a regular basis and approved by the Company’s management.

The recovery of these tax credits, according to the projections of taxable results, will occur as from 2009 and will be concluded in 2012.

10    Property, Plant and Equipment

	2005					2004
						(Unaudited)
	Annual depreciation rate—% (*)		Cost	Accumulated depreciation and depletion	Net	Net
Land			146,619		146,619	119,940
Forests formed and in formation	(	**)	314,642	75,572	239,070	210,296
Buildings, installations and improvements	4,7		457,341	20,442	436,899	77,064
Machinery and equipment	6		2,130,907	78,527	2,052,380	18,683
Furniture and fixtures	10		9,160	1,956	7,204	5,191
Vehicles	23,7		2,442	1,012	1,430	1,247
Computer equipment and systems	20		13,544	3,588	9,956	4,435
Others	4,6		31	7	24	24

			3,074,686	181,104	2,893,582	436,880
Constructions in progress
Work in progress			115,565		115,565	1,713,824
Advances to suppliers			6,582		6,582	366,755

			3,196,833	181,104	3,015,729	2,517,459

(*)	Weighted average of annual depreciation rates.
(**)	Forest depletion is based on the felling of each forest project, by applying the related percentage to the accumulated historical cost of formation of these forests.

Depreciation and depletion recorded in 2005 and 2004 were allocated as follows:

	2005	2004
		(Unaudited)
Pulp costs	64,040
Timber costs	26,677	22,994
Forestry costs	11,429	769
Seedling costs	266	208
Operating expenses	3,083	3,294

	105,495	27,265

11    Deferred Charges

	2005	2004
		(Unaudited)
Organization and management expenses	83,175	83,175
Financial charges, net	20,977	20,977
Studies, projects and details of the industrial mill	45,510	43,501
Effects of inflation and monetary adjustment results, net	34,549	34,549
Other pre-operating expenses, net	4,719	4,719
Amortization	(60,023)	(43,026)

	128,907	143,895

Amortization of deferred charges recorded in 2005 was allocated to operating expenses and represent deferred costs incurred during the implementation of the Company’s forestry project, which became operational in January 2002 and the costs relating to the feasibility study incurred with the implementation of the industrial project, which are amortized as operating expenses, as from the beginning of the operations of the plant, in May, 2005.

12    Financing

	Amortization period	Annual (*) interest rate—%	2005	2004
				(Unaudited)
Foreign currency Financing of property, plant and equipment—US$ 183,317 (2004—US$ 173,482)	2005 to 2015	LIBOR plus 0,67	429,089	460,492
Local currency Financing of property, plant and equipment	2005 to 2014	TJLP plus interest of 3.09 per annum (p.a.) and currency basket plus interest of 3.31 p.a.	1,430,149	885,580
Financing of harvest activity (rural loan)	2006	Interest of 8,75	5,092	7,380

			1,864,330	1,353,452
Current liabilities (including interest payable)			(89,773)	(55,327)

Long-term liabilities			1,774,557	1,298,125

Abbreviations:

TJLP—Long-term Interest Rate

Libor—London Interbank Offered Rate

(*)	Weighted average of the annual financing rates.

Long-term debt falls due as follows:

	2005	2004
		(Unaudited)
2006		58,173
2007	257,190	179,541
2008	261,682	181,155
2009	260,707	180,109
2010	249,510	163,300
2011 and thereafter	745,468	535,847

	1.774,557	1,298,125

The financing structure to build the plant is as follows:

(a)	EIB—US$ 80 million, contract signed on December 19, 2003 and adjusted by Libor + 0.4% per annum (p.a.), payable in 19 semi-annual installments as from September 2006. In 2005, the remaining US$ 5 million was released (2004—US$ 75 million -unaudited).

(b)	NIB—US$ 70 million, contract signed on December 17, 2003 and adjusted by Libor + 1.45% p.a., payable in 19 semi-annual installments as from September 2006. In 2005, the remaining US$ 4,5 million was released (2004 - US$ 65,5 million -unaudited).

(c)	BNDES—R$ 1,452,192 line of credit approved on January 26, 2004, with tranches, bearing interest from 1.0% to 3.3% p.a. above the TJLP and 3.3% above the variable interest rate (basket of foreign currency), payable in up to 78 monthly installments as from December, 2006. In 2005 R$ 588,839 (2004—R$ 795,577—unaudited) was released by the entity and R$ 48,917 is expected to be released in 2006.

In addition to these lines of credit, in 2005 the Company contracted a rural loan from the HSBC Bank Brasil S.A. amounting to R$ 10,000, relating to costs with the forest harvest for a period of 180 days (principal and interest), renewable for the same period and adjusted at the rate of 8.75% p.a.

In 2005, the Company paid installments amounting to R$ 91,462 (2004—R$ 65,784—unaudited) of the principal amounts.

Aracruz Celulose and Stora Enso guaranteed loans received from the BNDES, in proportion to their shareholdings.

Foreign financings are guaranteed as follows:

(a)	EIB—bank guarantee, supported by an aval of Aracruz Celulose and Stora Enso’s shareholders’, in accordance with their shareholdings.

(b)	Nordea Bank Sweden AB—bank guarantee, supported by a fiduciary guarantee taken out from a local financial institution.

(c)	NIB—guarantee of the shareholders Aracruz Celulose and Stora Enso, in proportion to their shareholdings.

13    Shareholders’ Equity

(a)    Capital

In December 2005, subscribed and fully paid capital amounted to R$ 1,771,632 (2004—R$ 1,451,413—unaudited), comprising 1,322,113,038 common nominative shares (2004—1,083,144,114), and held as follows:

	2005	2004
Stora Enso Treasury Amsterdam B.V. (foreign)	661,056,519	541,572,057
Aracruz Celulose S.A.	661,056,519	541,572,057

	1,322,113,038	1,083,144,114

(b)    Capital reserve—fiscal incentive

In 2004, the Company enrolled with the Program for the Industrial Development and Economic Integration of the State of Bahia—DESENVOLVE, which granted it the use of tax benefits and generating a reduction in the payment of ICMS. At December 31, 2005, the accumulated tax benefit amounted to R$ 7,672.

14    Allowance for contingencies

There are tax, civil, labor and social security legal proceedings against the Company. Management, based on the advice of their legal advisors, understands that the outcome of the majority of these demands will be favorable to the Company. However, the Company has recorded an provision amounting to R$ 18,343 (2004—R$ 11,220—unaudited) to cover probable losses related to these contingencies. There are also contingencies amounting to approximately R$ 5,811 (2004—R$ 7,000—unaudited) which do not require to be provided for, in the opinion of the Company’s management and its legal advisors. For some of these contingencies the Company and its has judicial deposits amounting to R$ 9,703 (2004—R$ 6,215—unaudited).

The Company’s accounting records and operations are subject to review by the tax authorities, and to possible additional assessments for the payment of taxes, dues and contributions for various prescriptive periods, in accordance with specific legislation.

15    Supplementary Retirement Plan

The Company participates as a co-sponsor of the supplementary retirement plan, managed by ARUS Fundação Aracruz de Seguridade Social, a defined contribution plan. The Company makes contributions to the plan, limited to 5% of its employees’ salaries.

Monthly contributions to the plan are based on calculations made by independent actuaries, for the formation of technical reserves. The contributions made by the Company during 2005 amounted to R$ 636 (2004—R$ 324—unaudited). The Company does not grant any other post-retirement benefits to its employees.

16    Insurance

Considering the nature of its activities and the risks involved, the Company’s policy is to contract insurance for amounts considered sufficient by management to cover possible claims. As a result of the synergy with the shareholders, the Company maintains its policies based on the characteristics of the insurance policies adopted by Aracruz Celulose S.A.

On May 15, 2005, the Company contracted a policy for operating risks which is effective until June 30, 2006, ensuring coverage for the entire industrial operation of the Company, including losses resulting from damages to property and loss of profits. The total amount expressed in risk (VR) assured by this policy totals US$ 861 million, including the inventory of the plant and of the port Terminal in Belmonte.

In November, 2005, the Company obtained the Highly Protected Risk certificate for its entire industrial plant, leading to a decrease in the cost of insurance premiums. The certification was granted by FM Global, renowned world-wide in the insurance market and certified that the Company has a very low risk of having its operations interrupted as a result of industrial accidents, and this improved its position with the insurance companies.

17    Financial Instruments

(a)    Risk management

As the Company’s sales are expressed in U.S. dollars in view of the contract signed with Aracruz Celulose S.A., management understands that its liabilities in foreign currency are naturally hedged.

The Company only enters into operations involving financial instruments with a view to reducing its exposure to risks related to exchange rate fluctuations, in order to protect its liabilities in foreign currency, which are not covered by assets also indexed to foreign currency, especially amounts receivable from sales to shareholders. The Company does not carry out operations involving financial instruments for speculative purposes. At December 31, 2005, the Company had assets and liabilities indexed to the US dollar amounting to US$ 43,300 and US$ 183,317, respectively, having no financial instrument to protect this exposure.

(b)    Market value

The book value of the Company’s debt and financial investments approximate their market value, considering the volume of funds and the terms of these transactions.

18	Summary of certain differences between accounting practices adopted in Brazil (Brazilian GAAP) and generally accepted accounting standards in the United States of America (US GAAP)

(a)    Pre-operating costs

Under Brazilian GAAP all pre-operating costs that are expected to generate future economic benefits are capitalized and recorded as deferred assets.

Under US GAAP pre-operating and start-up costs states, including any research and development costs should be expensed as incurred.

(b)    Impairment charges

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

(c)    Deferred taxes

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered based on discounted cash flow projections over a 10 year period.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented gross. Valuation allowances are recorded against deferred tax assets when realization of such deferred tax assets does not meet the more likely than not criteria for recognition.

(d)    Exchange gains and losses related to foreign currency debt

Under Brazilian GAAP the exchange rate gains and losses related to foreign currency monetary assets and liabilities used to finance property, plant and equipment under construction may be capitalized as part of the financing cost for such assets.

Under US GAAP all exchange gains and losses are recorded in the statement of operations as incurred.

(e)    Fiscal incentive

Under Brazilian GAAP fiscal incentives from the state government in the form of a value-added (““ICMS”“) tax incentive—Desenvolve originating from a discount of up to 80% of the ICMS tax payable are recorded as credits directly to shareholders’ equity.

Under US GAAP such fiscal incentives are recorded in income in the period in which the grants are received or become receivable.

(f)    Statement of cash flows

Under Brazilian GAAP, Statement of Cash Flows are not a required part of the financial statements but may be provided as supplemental information. Instead, Brazilian GAAP requires a Statement of Changes in Financial Position which demonstrates the source and application of working capital.

Under U.S. GAAP, pursuant to SFAS No. 95, “Cash Flow Statements,” cash receipts and payments are classified by operating, investing and financial activities.

(g)    Classification of statement of operations

Under Brazilian GAAP, financial income and expenses and equity in earnings of investees are normally included in operating profit. Extraordinary items are classified in accordance with their operating or non-operating nature.

Under U.S. GAAP, financial income and expenses and profit and equity in earnings of investees are excluded from operating profit. Extraordinary items are classified as a separate line item net of income tax effects.

(h)    Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the year.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share,” the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively.

(i)    Dividends and interest on own capital

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings, subject to ratification by the shareholders’ meeting, and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity.

Under U.S. GAAP, since proposed dividends, in excess of the minimum obligatory dividend, may be ratified or modified at the annual Shareholders’ Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for U.S. GAAP purposes.

(j)    Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that includes charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115, and the effects of cash flow hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(k)    Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under US GAAP, SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

(l)    Financial statement note disclosure

Brazilian GAAP in general requires less information to be disclosed in financial statement footnotes than U.S. GAAP. Disclosures required under U.S. GAAP not typically found in Brazilian GAAP financial statements include, but are not limited to, the following:

•	general business, political and economic risks

•	off-balance sheet risks and commitments, concentration of credit risk and major customers

•	details of guarantees provided to third parties

•	irrevocable commitments such as take-or-pay or minimum sales contracts

•	reconciliation of the statutory tax rate to the effective tax rate

•	advertising expense and assets

•	research and development costs

•	environmental related costs, liabilities and proceedings

•	analysis of sales by geographical area

•	financing facilities and terms

Brazilian GAAP generally requires more disclosure than U.S. GAAP with respect to insurance coverage and parent company financial statements.

*            *            *

VERACEL CELULOSE S.A.

UNAUDITED BALANCE SHEETS AT DECEMBER 31

In thousands of reais

	2004	2003
Assets
Current assets
Cash and banks	505	127
Financial investments	156,075	113,817
Accounts receivable	5,358	18,248
Accounts receivable from public agency	12,937
Inventories	11,647	7,233
Taxes recoverable	8,042	6,612
Others	17,191	776

	211,755	146,813

Long-term receivables
Deferred income taxes and social contributions	18,473	7,978
Taxes to be recovered	24,172	150
Advance to suppliers—formation of new forests	19,283	7,740
Judicial deposits	6,215	510
Accounts receivable from public agency	1,555
Others	1,541

	71,239	16,378

Permanent assets
Property, plant and equipment	2,517,459	796,242
Deferred charges	143,895	155,460

	2,661,354	951,702

Total assets	2,944,348	1,114,893

Liabilities and stockholders’ equity
Current liabilities
Suppliers	148,401	18,636
Financing	55,327	62,620
Taxes, salaries and social charges	7,588	6,928
Payable related to acquired land	1,523	1,145
Provision for contingencies		3,881
Other liabilities	8,097	2,033

	220,936	95,243

Long-term liabilities
Financing	1,298,125	177,395
Provision for contingencies	11,220

	1,309,345	177,395

Stockholder’s equity
Capital	1,451,413	862,193
Capital reserve	5,261
Revenue reserve	1,935	1,935

Accumulated deficit	(44,542)	(21,873)
	1,414,067	842,255

Total liabilities and stockholders’ equity	2,944,348	1,114,893

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

UNAUDITED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31

In thousands of reais

	2004	2003
Gross sales revenues	138,030	233,981
Sales taxes and other deductions	(29,676)	(38,285)

Net sales revenues	108,354	195,696
Cost of sales	(45,429)	(48,659)

Gross profit	62,925	147,037

Operating expenses (revenue)
Selling	38,312	76,114
Administrative	33,878	40,863
Amortization of deferred charges	14,342
Financial
Expenses	23,304	(15,160)
Income	(8,936)	(14,811)
Other operating expenses (revenue), net	(5,051)	1,229

	95,849	88,235

Operating profit (loss)	(32,924)	58,802
Non-operating profit, net	(240)	519

Profit (loss) before income tax and social contribution	(33,164)	59,321
Deferred income tax and social contribution	10,495	(20,622)

Net income (loss) for the year	(22,669)	38,699

Net income (loss) per share of capital stock—R$	(0,02)	0,06

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

UNAUDITED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31

In thousands of reais

	Capital	Capital reserve	Revenue reserve
	Subscribed and paid-up	Fiscal incentive	Legal	Accumulated deficit	Total
At January 1, 2003	273,571			(58,637)	214,934
Payment of capital	588,622				588,622
Net income for the year				38,699	38,699
Constitution of reserve			1,935	(1,935)

At December 31, 2003	862,193		1,935	(21,873)	842,255
Fiscal incentive		5,261			5,261
Payment of capital	589,220				589,220
Loss for the year				(22,669)	(22,669)

At December 31, 2004	1,451,413	5,261	1,935	(44,542)	1,414,067

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

UNAUDITED STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31

In thousands of reais

	2004	2003
Financial resources were provided by:
Operations
Net income (loss) for the year	(22,669)	38,699
Expenses (income) not affecting working capital
Depreciation, amortization and depletion	41,607	37,642
Monetary and exchange variations on long-term liabilities	(4,534)	(30,981)
Provision for contingencies	7,339
Deferred income tax and social contribution	(10,495)	20,622
Net book value of permanent assets written-off	386	508

	11,634	66,490

Stockholders
Payment of capital	589,220	588,622

Third parties
Long-term financing	1,198,704	765
Fiscal incentives	5,261

	1,793,185	589,387

Total funds provided	1,804,819	655,877

Financial resources were used for
Permanent assets
Property, plant and equipment	1,792,211	467,763
Deferred charges	2,777	8,487
Transfer from long-term to current liabilities, net	26,216	58,658
Increase in long-term liabilities	44,366	8,152

Total funds used	1,865,570	543,060

Increase (decrease) in working capital	(60,751)	112,817

Changes in working capital

Current assets
At the end of the year	211,755	146,813
At the beginning of the year	146,813	63,664

	64,942	83,149

Current liabilities
At the end of the year	220,936	95,243
At the beginning of the year	95,243	124,911

	125,693	(29,668)

Increase (decrease) in working capital	(60,751)	112,817

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2003

(Unaudited)

In thousands of reais

1    Operations

Veracel Celulose S.A., a subsidiary of Aracruz Celulose S.A. (50%) and Stora Enso Treasury Amsterdam B.V. (50%), was formed on July 15, 1991. The Company’s corporate objectives are forestry, production, marketing and sale of paper, pulp and wood; rendering of services related to sawing, as well as technical assistance and other related services, agriculture, farming and cattle-raising; establishment and maintenance of farms; exportion and importion of goods required for the performance of these activities.

The Company has reforestation projects approved by the Brazilian National Institute of Environment and Renewable Natural Resources (IBAMA), and by the Environmental Resources Center (CRA), on its own land located in the southern part of the State of Bahia (BA), and also has a license from the State Council for Environment (CEPRAM) to implement an integrated forest/pulp industrial project.

Currently the Company has an area of 164,575 (2003—149,807) hectares, of which 9,631 (2003—3,382) hectares are leased from third parties through long-term lease agreements. 70,762 hectares corresponds to the area planted with forests at December 31, 2004 (2003—67,267 hectares).

Consistent with the forestry operation requirements, the Company proceeds with the implementation of a program for the formation of new forests, with a total area of approximately 10,006 planted hectares at December 31, 2004 (2003—5,673) including technology transfer and provision of technical and operational support services to its partners involved in the program.

The construction and assembly of the industrial unit, which will have the capacity to produce 900 thousand tons of bleached “kraft” pulp (ECF—Elementary Clorine Free) of short fiber per year, manufactured from reforested eucalyptus wood, is progressing on schedule. The work which began in 2003 is expected to terminate by the middle of 2005. It will require investments of approximately US$ 1,250 million (unaudited), of which US$ 750 million has been invested in the forestry and industrial areas and in other infrastructure projects, including roads and a port located in Belmonte—BA for the shipment of the pulp produced.

In September, 2004, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) approved the Company’s “Social Investment Program”, in conformity with the condition determined by the agreement signed in January, 2004.

Part of the wood supply which exceeds the volume agreed upon within the scope of the agreement for supply of wood signed with Aracruz Celulose S.A., has been supplied to a group of local clients. This activity also includes the rendering of harvesting services during timber extraction.

In 2004, the release of credit relating to the program to finance the project began, amounting to US$ 413 million, of which US$ 650 million has been contracted from BNDES, European Investment Bank (EIB) and from Nordic Investment Bank (NIB).

2    Significant Accounting Practices

The financial statements were prepared in accordance with the accounting practices adopted in Brazil:

(a)    Current assets and long-term receivables

Inventories are stated at average acquisition and/or production cost, which is lower than replacement cost or market realization value.

Other assets are stated at cost including, when applicable, accrued earnings and monetary variations not exceeding market realization value.

The Company records credits arising from tax losses, negative social contribution bases and temporary differences based on the effective rates of income tax and social contribution when the tax effects are expected to be realized, in compliance with NPC-25, issued by the Institute of Independent Auditors of Brazil (IBRACON) (Note 8).

(b)    Permanent assets

Permanent assets are stated at cost plus price-level restatements up to December 31, 1995, net of depreciation of property, plant and equipment calculated on the straight-line basis, and depletion of forests, at the rates listed in Note 10, which take into consideration the economic useful lives of assets and the felling percentage of the forestation projects, respectively.

Interest and financial charges on the financing obtained for the Company’s investment projects are capitalized until these projects become operational.

Pre-operating costs, other expenses and any income relating to the forestry project were recorded as deferred charges up to December 31, 2001. Expenditures relating to the feasibility study and the pre-operating expenses relating to the implementation of the industrial project are recorded as deferred charges and are amortized as from the start-up of operations (Note 11).

(c)    Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary variations, when applicable.

(d)    Statement of cash flow

The statement of cash flow was prepared in accordance with NPC-20, issued by IBRACON, considering the main operations which affected the Company’s cash and banks and financial investments. This statement comprises operating, investment and financial activities and is presented as Supplementary Information to this report.

3    Financial Investments

At December 31, 2004 and 2003, the Company’s financial investments are mainly comprised of bank deposit certificates (CDB)—indexed to the interbank deposit certificate—CDI.

4    Accounts Receivable

	2004	2003
Local clients
Affiliated companies	5,186	18,195
Other clients	172	53

	5,358	18,248

5    Accounts Receivable from Public Agency

These relate to amounts advanced to the State of Bahia in order for it to carry out infrastructure works in the region where the Company is located. In accordance with an agreement signed with the Agency for the

Development of the State of Bahia S.A.—DESENBAHIA, these advances will be reimbursed to the Company within the same period as the payment of interest on the financing from BNDES, which is from 2005 up to 2014 (Note 12).

6    Inventories

	2004	2003
Eucalyptus wood	8,138	5,299
Eucalyptus seedlings	312	563
Native seedlings	194	149
Warehouse	2,479	730
Other	524	492

	11,647	7,233

7    Related Parties

Transactions with related parties were carried out with the stockholder Aracruz Celulose S.A. at values, terms and financial charges contracted at market conditions which can be shown as follows:

	2004	2003
Accounts receivable	5,186	18,195
Gross sales revenues	135,624	229,070

In the first six-month period of 2004 the agreement to provide wood signed with Aracruz Celulose on October 10, 2000 S.A. terminated, as a result of the full compliance with the volume of wood negotiated. On June 1, 2004, the Company signed a new agreement to provide wood with that stockholder, according to which the selling price decreased in relation to the selling price determined by the previous agreement, as according to the current agreement Aracruz Celulose S.A. is carrying out some services which previously were the responsibility of the Company. This led to the decrease in sales revenue and in operating expenses, as compared to the previous year.

8    Deferred Income Tax and Social Contribution

The recognition of deferred income tax credits arising from tax losses, negative bases of social contribution and temporary timing differences based on the analysis of future income, supported by economic and financial projections taking into consideration the Company’s assumptions of production and sales and the recent macroeconomic and marketing scenarios, which are analyzed on a regular basis and approved by the Company’s management. According to these projections, the recorded tax credits will be used up to 2007. There were no significant permanent differences in the income tax calculation.

9    Taxes to be Recovered

	2004		2003
	Short-term	Long-term	Short-term	Long-term
Value-Added Tax on Sales and Services—ICMS	17	16,063		150
Income Tax Withheld at Source—IRRF	7,970		6,577
Social Integration Program—PIS		1,989
Tax for Social Security Financing—COFINS	16	6,120
Other taxes and contributions to be recovered	39		35

	8,042	24,172	6,612	150

Based on the current fiscal legislation, the Company has been taking the PIS and COFINS credits on expenses related to transportation, financial and other expenses, the balance of which at December 31, 2004 amounted to R$ 6,024. This credit was recorded in the statement of operations as other operating revenue. Furthermore, the Company also has PIS and COFINS credits on the import of services and equipment, amounting to R$ 2,101.

10    Property, Plant and Equipment

	2004					2003
	Annual depreciation rate—%		Cost	Accumulated depreciation and depletion	Net	Net
Land			119,940		119,940	98,908
Forests formed and in formation	(	*)	261,903	51,607	210,296	201,400
Buildings, installations and improvements	4 a 10		85,343	8,279	77,064	56,275
Machinery and equipment	10 a 20		32,272	13,589	18,683	14,032
Furniture and fixtures	10		6,665	1,474	5,191	1,334
Vehicles	20		1,979	732	1,247	1,259
Computer equipment and systems	20		6,764	2,329	4,435	2,869
Others	0 a 10		32	8	24	24

			514,898	78,018	436,880	376,101
Constructions in progress
Work in progress			1,713,824		1,713,824	121,354
Advances to suppliers			366,755		366,755	298,787

			2,595,477	78,018	2,517,459	796,242

(*)	Forest depletion is based on the felling of each forest project, by applying the related percentage to the accumulated historical cost of formation of these forests.

Depreciation and depletion recorded in 2004 and 2003 were allocated as follows:

	2004	2003
Seedling costs	208	251
Forestry costs	769	545
Wood costs	22,994	19,339
Operating expenses	3,294	3,165

	27,265	23,300

11    Deferred Charges

	2004	2003
Organization and management expenses	83,175	83,175
Financial charges, net	20,977	20,977
Studies, projects and details of the industrial mill	43,501	40,724
Effects of inflation and monetary adjustment results, net	34,549	34,549
Other pre-operating expenses, net	4,719	4,719
Amortization	(43,026)	(28,684)

	143,895	155,460

Amortization of deferred charges recorded in 2004 were allocated to operating expenses and represent deferred costs incurred during the implementation of the Company’s forestry project, which became operational in January 2002.

The costs relating to the feasibility study into the implementation of the industrial project continue to be recorded as deferred charges and will be amortized as of the start-up of operations.

12    Financing

	Amortization period	Annual interest rate—%	2004	2003
Foreign currency
Financing of property, plant and equipment—US$ 173,482 (2003—US$ 43,733)	2005 to 2015	Libor plus 0.4 to 2.1 per annum (p.a.)	460,492	126,354
Local currency
Financing of property, plant and equipment	2005 to 2014	TJLP plus 1 to 5.5 and 8.75 p.a.	892,960	113,661

			1,353,452	240,015
Current liabilities (including interest payable)			(55,327)	(62,620)

Long-term liabilities			1,298,125	177,395

Abbreviations:

TJLP—Long-term Interest Rate

Libor—London Interbank Offered Rate

Long-term debt falls due as follows:

	2004	2003
2005		29,614
2006	58,173	32,670
2007	179,541	26,716
2008	181,155	29,132
2009	180,109	28,096
2010 and thereafter	699,147	31,167

	1,298,125	177,395

The financing structure to build the factory is as follows:

(a)	EIB—US$ 80 million contract signed on December 19, 2003 and adjusted by Libor + 0.4% per annum (p.a.), payable in 19 semi-annual installments as of September 2006. In 2004 US$ 75 million was released and the remaining balance of US$ 5 million is expected to be released in 2005.

(b)	NIB—US$ 70 million contract signed on December 17, 2003 and adjusted by Libor + 1.45% p.a., payable in 19 semi-annual installments as of September 2006. In 2004 US$ 65.5 million was released and the remaining balance of US$ 4.5 million is expected to be released in 2005.

(c)	BNDES—R$ 1,452,192 line of credit approved on January 26, 2004, with tranches, bearing interest from 1.0% to 3.3% p.a. above the TJLP and 3.3% above the variable interest rate (basket of foreign currency), payable in up to 78 monthly installments as from December, 2006. In 2004 R$ 795,577 was released by the entity and R$ 517,297 is expected to be released in 2005 and R$ 140,318 in 2006.

In addition to these lines of credit, in 2004 the Company contracted a rural loan from the HSBC Bank Brasil S.A. amounting to R$ 10,000, relating to costs with the forestry harvest for a period of 180 days (principal and interest), renewable for the same period and adjusted at the rate of 8.75% p.a.

Aracruz Celulose and Stora Enso guaranteed loans, amounting to R$ 892,960, received from the BNDES, in proportion to their shareholdings.

Foreign financings are guaranteed as follows:

(a)	EIB—Bank guarantee supported by an aval of Aracruz Celulose and Stora Enso’s shareholders’, in accordance with the Company’s ownership.

(b)	Nordea Bank Sweden AB—Bank guarantee, supported by a fiduciary guarantee taken out from a local financial institution.

(c)	NIB—Guarantee of Aracruz Celulose and Stora Enso’s shareholders in proportion to their shareholdings.

In 2004, the Company amortized R$ 65,784 (2003—R$ 106,009) of the remaining debt.

13    Stockholders’ Equity

(a)    Capital

In December 2004, subscribed and fully paid capital amounted to R$ 1,451,413 (2003— R$ 862,193), comprising 1,083,144,114 common nominative shares (2003—643,427,786), and held as follows:

	2004	2003
Stora Enso Treasury Amsterdam B.V. (foreign)	541,572,057	321,713,893
Aracruz Celulose S.A.	541,572,057	321,713,893

	1,083,144,114	643,427,786

(b)    Dividends

Every year the owners of all stocks will be entitled to a minimum dividend of 25% of net profit, determined under the Brazilian Corporate Law.

(c)    Capital reserve—fiscal incentive

In 2004, the Company enrolled with the Program for the Industrial Development and Economic Integration of the State of Bahia—DESENVOLVE, which granted it the use of tax benefits and generating a reduction in the payment of ICMS amounting to R$ 5,261.

14    Contingencies

There are tax, civil, labor and social security legal proceedings against the Company. Management, based on the advice of their legal advisors, understands that the outcome of the majority of these demands will be favorable to the Company. However, the Company has recorded a provision amounting to R$ 11,220 (2002—R$ 3,881) to cover probable losses related to these contingencies. There are also contingencies amounting to approximately R$ 7,000 (2003—R$ 5,400) which do not require to be provided for, in the opinion of the Company’s management and its legal advisors. Furthermore, in 2004, the Company transferred to long-term the 2003 balance of provisions for contingencies, in conformity with the progress of the lawsuits comprising that provision. For some of these contingencies the Company has judicial deposits amounting to R$ 6,215 (2003—R$ 510).

The Company’s accounting records and operations are subject to review by the tax authorities, and to possible additional assessments for the payment of taxes, dues and contributions for various prescriptive periods, in accordance with applicable specific legislation.

15    Supplementary Retirement Plan

The Company participates as a co-sponsor of the supplementary retirement plan, managed by ARUS Fundação Aracruz de Seguridade Social, of the definide contribution plan. The Company makes contributions to the plan, limited to 5% of its employees’ salaries.

Monthly contributions to the plan are based on calculations made by independent actuaries, for the formation of technical reserves. The contributions made by the Company during 2004 amounted to R$ 324 (2003—R$ 178). The Company does not grant any other post-retirement benefits to its employees.

16    Insurance

The Company’s policy is to contract insurance appropriate to its needs, since it has various types of risks. As a result of the synergy with the stockholders, the Company maintains its policies based on the characteristics of the insurance policies adopted by Aracruz Celulose.

For the industrial project the Company contracted total insurance for the engineering risks, including civil liability insurance for the construction work in progress, the assembly and installation of the pulp production unit, which premium amounted to R$ 6,608.

The Company maintained the works of the specialist company contracted to enable the industrial unit to get the HPR (Highly Protected Risk) seal of approval from the beginning of its operations. The certification was granted by FM Global, which is renowned world-wide in the insurance market certifies that the Company has a very low risk of having its operations interrupted as a result of industrial accidents.

On December 31, 2004, the fire insurance coverage of inventories and fixed assets, which includes the barge terminal and related equipment, amounts to R$ 1,984,133, (2003—R$ 901,448).

17    Financial Instruments

(a)    Risk management

As the Company’s sales are expressed in U.S. dollars in view of the contract signed with Aracruz Celulose S.A., management understands that its liabilities in foreign currency are naturally hedged.

The Company only enters into operations involving financial instruments with a view to reducing its exposure to risks related to exchange rate fluctuations, in order to protect its liabilities in foreign currency which are not covered by assets also indexed to foreign currency, especially amounts receivable from Aracruz Celulose S.A. The Company does not carry out operations involving financial instruments for speculative purposes. At December 31, 2003, the Company had no outstanding financial instruments.

(b)    Market value

The book value of the Company’s debt and financial investments approximate their market value, considering the volume of funds and the terms of these transactions.

18	Summary of certain differences between accounting practices adopted in Brazil (Brazilian GAAP) and generally accepted accounting standards in the United States of America (US GAAP)

(a)    Pre-operating costs

Under Brazilian GAAP all pre-operating costs that are expected to generate future economic benefits are capitalized and recorded as deferred assets.

Under US GAAP pre-operating and start-up costs states, including any research and development costs should be expensed as incurred.

(b)    Impairment charges

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

(c)    Deferred taxes (SFAS 109)

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented gross. Valuation allowances are recorded against deferred tax assets when realization of such deferred tax assets does not meet the more likely than not criteria for recognition.

(d)    Exchange gains and losses related to foreign currency debt

Under Brazilian GAAP the exchange rate gains and losses related to foreign currency monetary assets and liabilities used to finance property, plant and equipment under construction may be capitalized as part of the financing cost for such assets.

Under US GAAP all exchange gains and losses are recorded in the statement of operations as incurred.

(e)    Fiscal incentive

Under Brazilian GAAP fiscal incentives from the state government in the form of a value-added (““ICMS””) tax incentive—Desenvolve originating from a discount of up to 80% of the ICMS tax payable are recorded as credits directly to shareholders’ equity.

Under US GAAP such fiscal incentives are recorded in income in the period in which the grants are received or become receivable.

(f)    Statement of cash flows

Under Brazilian GAAP, Statement of Cash Flows are not a required part of the financial statements but may be provided as supplemental information. Instead, Brazilian GAAP requires a Statement of Changes in Financial Position which demonstrates the source and application of working capital.

Under U.S. GAAP, pursuant to SFAS No. 95, “Cash Flow Statements,” cash receipts and payments are classified by operating, investing and financial activities.

(g)    Classification of statement of operations

Under Brazilian GAAP, financial income and expenses and equity in earnings of investees are normally included in operating profit. Extraordinary items are classified in accordance with their operating or non-operating nature.

Under U.S. GAAP, financial income and expenses and profit and equity in earnings of investees are excluded from operating profit. Extraordinary items are classified as a separate line item net of income tax effects.

(h)    Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the year.

Under U.S. GAAP, in accordance with SFAS No. 128, “Earnings per Share,” the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively.

(i)    Dividends and interest on own capital

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings, subject to ratification by the shareholders’ meeting, and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity.

Under U.S. GAAP, since proposed dividends, in excess of the minimum obligatory dividend, may be ratified or modified at the annual Shareholders’ Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for U.S. GAAP purposes.

(j)    Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that includes charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115, and the effects of cash flow hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(k)    Segment reporting

Under Brazilian GAAP, there is no requirement to present disaggregated information with respect to business segments of an enterprise.

Under US GAAP, SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

(l)    Financial statement note disclosure

Brazilian GAAP in general requires less information to be disclosed in financial statement footnotes than U.S. GAAP. Disclosures required under U.S. GAAP not typically found in Brazilian GAAP financial statements include, but are not limited to, the following:

•	general business, political and economic risks

•	off-balance sheet risks and commitments, concentration of credit risk and major customers

•	details of guarantees provided to third parties

•	irrevocable commitments such as take-or-pay or minimum sales contracts

•	reconciliation of the statutory tax rate to the effective tax rate

•	advertising expense and assets

•	research and development costs

•	environmental related costs, liabilities and proceedings

•	analysis of sales by geographical area

•	financing facilities and terms

Brazilian GAAP generally requires more disclosure than U.S. GAAP with respect to insurance coverage and parent company financial statements.

*            *            *