Form 20-F
period 2006-12-31
STORA ENSO CORP
filed 2007-03-29
CIK 1120557

As filed with the Securities and Exchange Commission on March 29, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

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

Number of Series R shares, nominal value €1.70 each, outstanding on December 31, 2006: 610,482,755

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

Presentation of Financial Information

We publish our consolidated financial statements in euro. As used in this annual report:

•	“euro” or “€” means the common currency of those member states of the European Union (“EU”) participating in the EU’s Economic and Monetary Union;

•	“U.S. dollar” or “$” means the lawful currency of the United States of America;

•	“Swedish krona,” “Swedish kronor” or “SEK” means the lawful currency of the Kingdom of Sweden;

•	“British pound sterling” or “GBP” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland;

•	“Canadian dollar” means the lawful currency of Canada;

•	“Chinese renminbi” means the lawful currency of the People’s Republic of China; and

•	“Czech koruna” means the lawful currency of the Czech Republic.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board and International Financial Reporting Interpretations Committee (“IFRIC”), and include the financial statements of Stora Enso Oyj and its subsidiaries. This annual report also includes separate financial statements of Veracel Celulose S.A. for the fiscal years ended December 31, 2004, 2005 and 2006. The financial statements of Veracel Celulose S.A. have been prepared in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”). See “Item 18. Financial Statements.”

IFRS varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in note 33 to our consolidated financial statements beginning on page F-1 of this annual report. For a summary of certain differences between Brazilian GAAP and U.S. GAAP, see note 18 to the annual report of Veracel Celulose S.A. beginning on page FA-1 of this annual report.

In this annual report, we are using “operating profit excluding non-recurring items and goodwill amortization” as a non-GAAP measure for the operating performance of our respective segments. Operating profit excluding non-recurring items and goodwill amortization for our respective segments equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Main non-recurring items for each of the years 2004, 2005 and 2006 are described under “Item 5. Operating and Financial Review and Prospects—Results of Operations.” Such non-recurring items are included in the items not reflected in operating profit excluding non-recurring items and goodwill amortization. Our management believes that, besides operating profit, operating profit excluding non-recurring items and goodwill amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding non-recurring items and goodwill amortization is presented to enhance the understanding of our historical operating performance. Operating profit excluding non-recurring items and goodwill amortization, however, should not be considered as an alternative to IFRS or U.S. GAAP measures of operating profit as an indicator of our operating performance. Operating profit excluding non-recurring items and goodwill amortization is not a measure of operating performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding non-recurring items and goodwill amortization is not meant to be predictive of potential future results.

Forward-Looking Statements

This annual report contains statements about our business that are not historical facts but, rather, are statements about future expectations, and may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipates,” “believes,” “expects,” “intends,” “should” and similar expressions as they relate to our Company or our management are intended to identify forward-looking statements. Forward-looking statements in this annual report are based on our management’s current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors could cause actual results, performance or events to differ materially from those in the forward-looking statements, some of which are beyond our control. These factors include those described below under “Item 3. Key Information—Risk Factors” and in documents that we file with the Securities and Exchange Commission (the “SEC”) from time to time, as well as:

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The following table presents selected consolidated financial information of Stora Enso. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2006 have been derived from our audited consolidated financial statements for the relevant periods.

We report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 33 to our consolidated financial statements beginning on page F-1 of this annual report.

Solely for the convenience of the reader, the euro amounts for 2006 have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) of €1.00 = $1.3197 ($1.00 = €0.7577) in effect on December 29, 2006, the last trading day in that year. Readers should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. For historical information concerning the euro to U.S. dollar exchange rate from January 1, 2002 to a recent date, see “—Exchange Rates” below.

	As of and for the year ended December 31,(1)
	2002	2003	2004	2005	2006	2006
	€	€	€	€	€	$
	(in millions, except shares and per share amounts)
INCOME STATEMENT DATA
IFRS
Sales	12,782.6	12,172.3	12,395.8	13,187.5	14,593.9	19,259.6
Other operating income	218.6	55.0	180.7	80.1	364.9	481.6
Change in inventories of finished goods and work in progress	30.3	63.5	39.0	71.7	2.5	3.3
Change in net value of biological assets	—	11.6	7.1	(6.7)	(2.2)	(2.9)
Materials and services	(6,415.7)	(6,218.2)	(6,607.6)	(7,297.3)	(8,111.8)	(10,705.1)
Freight and sales commissions	(1,240.9)	(1,286.8)	(1,367.8)	(1,493.0)	(1,751.4)	(2,311.3)
Personnel expenses	(2,286.2)	(2,264.7)	(1,907.9)	(2,182.5)	(2,225.5)	(2,937.0)
Other operating expenses	(802.6)	(828.0)	(831.8)	(991.9)	(988.9)	(1,305.1)
Depreciation, amortization and impairment charges	(2,441.9)	(1,200.4)	(1,172.0)	(1,427.7)	(1,257.7)	(1,659.9)

Operating profit/(loss)	(155.8)	504.3	735.5	(59.8)	623.8	823.2
Share of results in associated companies	14.6	(23.0)	38.9	67.2	87.4	115.3
Financial income	140.5	311.5	149.9	213.0	253.6	334.7
Financial expense	(346.7)	(549.2)	(255.9)	(364.6)	(333.0)	(439.4)

Profit/(loss) before tax	(347.4)	243.6	668.4	(144.2)	631.8	833.8
Income tax	120.3	(79.3)	97.6	36.8	(42.6)	(56.2)

Net profit/(loss) for the year	(227.1)	164.3	766.0	(107.4)	589.2	777.6

Attributable to
Equity holders of the parent company	(227.0)	158.5	757.9	(111.1)	585.0	772.0
Minority interests	(0.1)	5.8	8.1	3.7	4.2	5.5
Basic earnings/(loss) per share	(0.26)	0.19	0.91	(0.14)	0.74	0.98
Diluted earnings/(loss) per share	(0.26)	0.19	0.91	(0.14)	0.74	0.98
U.S. GAAP
Income/(loss) from operations	(152.0)	581.0	463.9	93.9	714.2	942.5
Net income/(loss) for the period	(335.4)	134.9	369.0	(162.9)	637.5	841.3
Basic earnings/(loss) per share	(0.38)	0.16	0.44	(0.20)	0.81	1.07
Diluted earnings/(loss) per share	(0.38)	0.16	0.44	(0.20)	0.81	1.07

BALANCE SHEET DATA
IFRS
Fixed assets and non-current investments	13,081.3	13,325.1	11,921.1	12,776.4	12,344.9	16,291.6
Current assets	4,969.5	4,492.6	4,320.5	5,077.5	5,095.4	6,724.4

Total assets	18,050.8	17,817.7	16,241.6	17,853.9	17,440.3	23,016.0

Equity attributable to parent company shareholders	7,707.7	7,646.5	7,625.4	7,220.1	7,799.6	10,293.1
Minority interests	30.4	60.3	136.1	93.6	103.5	136.6

Total equity	7,738.1	7,706.8	7,761.5	7,313.7	7,903.1	10,429.7
Non-current liabilities	7,576.7	6,450.6	5,756.0	6,455.5	6,139.1	8,101.8
Current liabilities	2,736.0	3,660.3	2,724.1	4,084.7	3,398.1	4,484.5

Total equity and liabilities	18,050.8	17,817.7	16,241.6	17,853.9	17,440.3	23,016.0

U.S. GAAP
Total assets	19,736.0	18,542.0	17,291.0	18,698.8	17,417.7	22,986.1
Shareholders’ equity	9,184.5	8,363.5	8,140.4	7,394.9	7,400.4	9,766.3

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,319.1	1,644.6	1,494.8	687.3	1,456.6	1,922.3
Net cash used in investing activities	(257.3)	1,071.6	(1,335.0)	(1,321.7)	(253.2)	(334.1)
Net cash used in financing activities	(1,127.3)	525.8	(127.4)	613.7	(994.3)	(1,312.2)
Dividends per share	0.45	0.45	0.45	0.45	0.45 (2)	0.6

OTHER FINANCIAL DATA
IFRS
Capital expenditures	878	1,248	(975.1)	1,129.6	559.1	737.8
Average number of shares outstanding (1,000)	889,606	851,128	829,935	798,687	788,578	—

(1)	As of January 1, 2006, we adopted a new accounting policy “Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures,” pursuant to which all actuarial gains and losses are recognized directly in equity on our balance sheet. Amounts previously reported by us as net profit and shareholders’ equity differ from those amounts shown in the consolidated financial statements included in this annual report. This change in accounting policy was adopted retrospectively in accordance with the transitional provisions of the amendment and comparative figures for the previous years have been restated. For more detailed information on the impact of the change in accounting policy as of and for the years ended December 31, 2004 and 2005, see “Adjustment for the Change in Accounting Policy: Post-Retirement Defined Benefit Plans” and note 21 to our consolidated financial statements beginning on page F-1 of this annual report.

The impact of the change in accounting policy on our results of operations as of and for the years ended December 31, 2002 and 2003 is set forth below:

	As of and for the year ended December 31,
	2002	2003
	(€ in millions, except per share amounts)
Personnel expenses	21.9	32.9
Operating profit/(loss)	21.9	32.9
Profit/(loss) before tax	21.9	32.9
Income tax	(8.2)	(12.3)
Net profit/(loss) for the year	13.7	20.6
Attributable to equity holders of the parent company	13.7	20.6
Basic earnings/(loss) per share	0.01	0.03
Diluted earnings/(loss) per share	0.01	0.03

Fixed assets and non-current investments	(163.4)	(124.4)
Total assets	(163.4)	(124.4)
Equity attributable to parent company shareholders	(327.1)	(291.6)
Total equity	(327.1)	(291.6)
Non-current liabilities	163.7	167.2
Total equity and liabilities	(163.4)	(124.4)

(2)	Proposed by the board of directors to the annual general meeting of shareholders scheduled to be held on March 29, 2007.

	For the year ended December 31,
	2004	2005	2006
	(deliveries in thousands of metric tons, except as otherwise indicated)
SELECTED OPERATING DATA
Publication paper	7,315	7,008	6,929
Fine paper	3,596	3,521	3,839
Packaging boards	3,499	3,621	3,850
Wood products (in thousands of cubic meters)	6,664	6,741	6,572

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

	Euro per U.S. dollar
Year	Average	High	Low	Period-end
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8763	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7387
2005	0.8064	0.8571	0.7421	0.8845
2006	0.7898	0.8432	0.7504	0.7577
2007 (through March 23)	0.7598	0.7750	0.7486	0.7518

Interim Periods	High	Low
2006
September	0.7906	0.7792
October	0.7999	0.7829
November	0.7871	0.7541
December	0.7649	0.7504
2007
January	0.7750	0.7527
February	0.7732	0.7549
March (through March 23)	0.7637	0.7486

	Swedish kronor per U.S. dollar
Year	Average	High	Low	Period-end
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004	7.3320	7.7727	6.5939	6.6687
2005	6.7923	8.2434	6.6855	7.9370
2006	7.3098	7.9656	6.7674	6.8342
2007 (through March 23)	6.9818	7.0928	6.7818	6.9821

Interim Periods	High	Low
2006
September	7.3450	7.2410
October	7.4200	7.2111
November	7.2096	6.8331
December	6.9204	6.7674
2007
January	7.0829	6.7818
February	7.0839	6.9436
March (through March 23)	7.1060	6.9622

Solely for the convenience of the readers, certain euro amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on December 29, 2006, which was €1.00=$1.3197 ($1.00= €0.7577).

Risk Factors

Intense competition in the paper and forest products industries may negatively impact our profitability and require us to make significant capital expenditures.

The paper and forest products industries in which we operate are mature and highly competitive. We have from time to time experienced pricing pressure from competitors in many of our product lines and geographic markets. Our principal competitors include a number of large international paper and forest product companies and, in addition, we face competition from numerous regional and more specialized competitors. This competitive environment has been a principal factor behind the large fluctuations in profitability we have experienced in recent years. In addition, competitive pressures have required us to make significant investments in our manufacturing facilities and in our product development. There can be no assurance that we will have sufficient resources to maintain similar levels of capital investment in the future. A failure to do so could have a material adverse effect on our competitive position. For a discussion of the various factors that cause fluctuations in our profitability, see “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

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

As a response to historically high paper and board prices and demand in 2000 and 2001, significant investments were made in Europe in the industry to increase production capacity. Over the past four years, this has lead to excess capacity in Europe, which, combined with the decreased sales of the European excess production to Asia due to the increased local capacity in that market, has resulted in increasing pricing pressure for paper and board products. In addition, exports from Europe to the United States have been impacted adversely by the weakening of the U.S. dollar against the euro. As a result, we may not be able to maintain our current price levels or increase prices for our products unless there is a significant increase in demand for paper and board products, including export opportunities, or decrease in production capacity. However, there can be no assurance that the announced decisions to decrease production capacity will balance the market in Europe. Decreasing prices for our products could have a material adverse effect on our business, financial condition or results of operations and our ability to meet all of our financial obligations.

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

We could encounter difficulty in financing significant capital investments, including future acquisitions, that may be necessary to achieve our development plan.

Our development plan may require significant capital investments, particularly in relation to any major acquisitions that we may undertake in the future. Our ability to meet these capital requirements depends on a number of factors, such as the availability of funds from operations and access to additional debt and equity financing, and there can be no assurance that such funds will be available. Moreover, incurrence of any additional debt financing would increase the amounts we have to pay to serve our debt obligations and could involve the imposition of restrictive covenants that could negatively impact our ability to operate in the desired manner. The failure to obtain funds necessary for the realization of our development plan could prevent us from realizing our growth strategy and, in particular, could force us to forego acquisition opportunities that may arise in the future. This could, in turn, have a negative impact on our competitive position.

The failure to make successful acquisitions or mergers in accordance with our development plan could have a negative impact on our competitiveness. Additional acquisitions may also expose us to new liabilities.

The forest products industry has experienced consolidation driven in part by a desire to achieve economies of scale and synergies. As part of our development plan, we will seek further growth through acquisitions of, or mergers with, other paper and/or forest products companies to stay competitive with our increasingly larger competitors or to enhance our position in our core areas of operation. This strategy entails risks that could have an adverse effect on our business, financial condition or results of operations. These risks include unidentified liabilities of the companies we may acquire or merge with, the possible inability to successfully integrate and manage acquired operations and personnel, the potential failure to achieve the economies of scale or synergies sought and the diversion of management’s attention away from other ongoing business concerns. In addition, we may not be able to identify attractive acquisition or merger opportunities and might not be able to carry out acquisitions or mergers on attractive terms. Regulation of merger and acquisition activity by the European Union or the United States or any other country where we may engage in merger and acquisition activity might also limit our ability to make future acquisitions or mergers. We might also be required to record significant impairment charges related to goodwill or other assets in connection with possible future acquisitions.

If we are unable to continue importing wood from Russia and the Baltic countries, we may be forced to pay higher prices for this key raw material or alter our manufacturing operations.

In 2006, we depended on suppliers in Russia and the Baltic countries (Estonia, Latvia and Lithuania) for approximately one-fifth of our annual wood requirements in Finland and Sweden. As a result of economic, political, legal or other difficulties or restrictions as well as further development of a domestic forest product industry in these countries and the resulting growth in domestic raw material needs, our supply of raw materials from Russia and the Baltic countries may be interrupted or limited. In case of a significant interruption or limitation in the supply of raw materials from these areas, we would seek to obtain raw materials from other sources, but there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as increased costs or an interruption or downscaling of production or change in the product mix. This could, in turn, have a material adverse effect on our business, financial condition or results of operations. The Russian Government has decided to implement an export duty, which will increase ratably over time until 2009 and may have a significant impact on our wood raw material costs. The implementation of this export duty may have a negative impact on our profitability and raw material mix, mainly in Finland.

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

We report our financial results in euro. Therefore, our reported earnings may be affected by fluctuations between the euro and the non-euro currencies in which our various subsidiaries report their results of operations. In addition, the appreciation of the euro against the U.S. dollar would reduce the competitiveness of the products we produce in Europe against imports from the United States or limit our ability to export such products into the United States, leading to lower sales and earnings. Furthermore, the euro value of our sales and earnings in U.S. dollars would be further reduced if the euro continued to appreciate against the U.S. dollar. As a result, currency exchange rate fluctuations between the euro and certain other currencies, such as the British pound sterling, U.S. dollar, Swedish krona, Brazilian real or Chinese renminbi, could have a material adverse effect on our business, financial condition or results of operations.

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

The value of our investments in countries outside of the EU and North America may be adversely affected by political, economic and legal developments in these countries.

We have operations in countries outside of the EU and North America, including Brazil, China and Russia. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors could have a material adverse effect upon our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our operations are located currently have foreign exchange controls that have a significant effect on us, most of these countries have imposed foreign exchange controls in the recent past, and no assurance can be given that these countries will not reinstitute these controls in the future.

Our current geographical diversification together with our broad product portfolio may not ensure sufficient returns in the future.

Our strategy is to generate profits by maintaining a diversified geographical presence together with managing a broad product portfolio. Although we believe that our current strategy is appropriately balanced, changes in consumer behavior may impact demand for our primary products within the markets on which we have a significant presence and there can be no assurance that our current geographical diversification and product portfolio will be best suited for successful business operations and ensure sufficient returns in the future.

We maintain a diverse and broad customer base as part of our sales approach; the loss of one or more of our major customers could have a material adverse effect on our business, financial condition or results of operations.

A significant portion of our products are sold to a number of major customers, including certain significant printing houses and packaging industry companies. Although we are not dependent on any specific customer or group of customers, the loss of one or more of our major customers, if not replaced in kind, could have a material adverse effect on our business, financial condition or results of operations. In addition, each of our product divisions sell to major customers that, although not necessarily material to our business as a whole, are important to the operations of such individual product divisions.

Our markets and raw material supply may be adversely affected by critical stakeholders.

Sustainability management is an important part of our industry because we utilize scarce natural resources and operate in emerging markets. Due to these factors, and regardless of the fact that our actions comply with applicable laws, our industry is sensitive to stakeholder activism and may face campaigns that can have adverse consequences on sales to our customers and/or on the availability of certain raw materials we need in our operations. These adverse consequences may have a material negative effect on our business, financial condition or results of operations.

We rely on outside suppliers for significant amounts of our raw materials and electricity needs and are therefore susceptible to disruptions in our supply chain and fluctuations in the prices of these production inputs.

The principal raw material required in the manufacture of paper and board products is pulp, which is in turn made from wood or recovered fiber. Different types of paper and board products are produced with the appropriate type of pulp and chemicals as their principal raw materials. In addition, electricity is one of the most significant components of our production costs. Historically, electricity has represented approximately eight percent of our production costs. In the past, we met almost all of our electricity needs in Finland and Sweden from our own internal production. In 2006, we relied on outside suppliers for approximately 50 percent of our combined electricity needs in Finland and Sweden. Also in 2006, we relied on outside suppliers for approximately 66 percent of our electricity needs in North America and approximately 60 percent in Central Europe.

In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition or results of operations.

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

We are subject to the risk of labor disputes and adverse employee relations, and these disputes and adverse relations could disrupt our business operations and adversely affect our business, financial condition or results of operations. The majority of our employees are represented by labor unions under several collective bargaining agreements in different countries where we operate. However, organizations collectively representing us and other employers in our industry may not be able to renegotiate satisfactory collective labor agreements when they expire. Furthermore, the existing collective bargaining agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any such work stoppage could have a material adverse effect on our business, financial condition or results of operations. We have experienced work stoppages in the past. For example, in mid-2005, our mills in Finland were affected by the seven-week labor dispute which ended on July 1, 2005, when the Finnish Forest Industries Federation and the Finnish Paperworkers’ Union approved a new three-year collective labor agreement for the paper industry in Finland. Also, as a result of the prolonged labor negotiations at the Port Hawkesbury Mill in Canada, the mill’s machines were at a standstill from December 24, 2005 until October 2006 when the mill was restarted. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Other Recent Developments” for more information on these labor disputes. In addition, there have been shorter work stoppages in some of our mills in the past. There can be no assurance that there will not be labor disputes and/or adverse employee relations in the future.

We are a subject of antitrust proceedings of the European and U.S. competition authorities and class-action lawsuits in the United States concerning alleged anticompetitive conduct.

In May 2004, we became a subject of inspections carried out by the European Commission, together with the Finnish Competition Authority and other national competition authorities, at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary antitrust investigations into the paper industry in Europe and the United States. On August 9, 2006, we were notified by the European Commission that it had closed its investigation into a suspected cartel in the fine paper sector and, subsequently, on November 16, 2006, we were notified that investigations were also closed in respect of the publication paper sector. On December 21, 2006, the Finnish Competition Authority proposed to the Finnish Market Court that a fine of €30 million be imposed on us for violating competition laws in compliance with purchasing of timber in Finland between 1997 and 2004. We consider the proposal to be without merit and, therefore, have not made any related provision in our financial statements.

In May 2004, we also received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the magazine paper industry the United States. Subsequent to the commencement of these antitrust investigations in May 2004, we and certain of our subsidiaries have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. On December 13, 2006, the U.S. Department of Justice announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the United States in 2002 and 2003; however, no Stora Enso employee was individually charged. We deny any wrongdoing and intend to enter a plea of not guilty when we appear before the Court at the arraignment to respond to the indictment and, therefore, we have not made any related provision in our financial statements. We currently expect this indictment to go to trial in 2007 and to conclude the investigation.

In addition, companies operating in our industry have, from time to time, been subject to investigations by local competition authorities, including in our case certain recent investigations by Latvian and Lithuanian competition authorities.

There can be no assurances that we will prevail in our efforts to defend these claims and we do not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits. Due to the considerable uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies. Consequently, no provision has been made with respect to these antitrust investigations and class-action lawsuits. There can be no assurances that such investigations or lawsuits, if determined adversely, would not have a material adverse effect on our business, financial condition or results of operations.

For more information, see “Item 8. Financial Information—Legal Proceedings.”

We cannot be certain that our internal control measures will ensure the implementation and maintainance of adequate controls over our financial reporting processes.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent and detect fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be negatively affected. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and other securities.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

On February 23, 2006, Standard & Poor’s (“S&P”) changed the ratings for our long-term debt from BBB+ to BBB and confirmed an A-2 rating for our short-term debt, both with stable outlook. On November 16, 2006, Moody’s Investor Service (“Moody’s”) confirmed a Baa3 rating with stable outlook for our long-term debt and a P-3 rating for our short-term debt. On September 6, 2006, Fitch Ratings (“Fitch”) published an unsolicited rating of BBB- with stable outlook for our long-term debt and F3 rating for our short-term debt. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing. A downgrade of our long-term credit ratings by S&P below BBB- or Moody’s below Baa3 could trigger prepayment clauses in the long-term credit facilities and in a finance lease agreement of Stora Enso North America Corp. As of December 31, 2006, the total principal amount outstanding under the credit facilities was $356 million and had a carrying value of €263.8 million. As of the same date, the finance lease agreement had a total carrying value of €102.1 million. In case of such a prepayment clause being triggered, Stora Enso would utilize the prepayment possibility under the “make whole” clause in such documentation and repay the debt outstanding. We have sufficient committed credit facilities amounting to €1.75 billion to cover this exposure, if needed.

Item 4.    Information on the Company

General

We are an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products. We believe that we are the largest paper and board manufacturer in the world based on production capacity, with 16.5 million metric tons of annual paper and board production capacity and have leading market positions in many of our core businesses. In terms of production capacity, we believe that we are the world’s second largest producer of magazine paper, third largest producer of newsprint, third largest producer of graphic (coated) fine paper, sixth largest producer of office (uncoated) fine paper, largest producer of speciality papers, second largest paper merchant in Europe, one of the world’s leading producers of consumer packaging boards and the world’s fourth largest producer of sawn softwood.

As of December 31, 2006, we had total assets of €17.4 billion ($23.0 billion) and in 2006 had an average of 45,631 employees. In 2006, we had sales of €14.6 billion ($19.3 billion), 86.3 percent of which were outside Finland and Sweden.

We have production facilities in Europe, North America, Latin America and Asia. We serve mainly business-to-business customers through our own global sales and marketing network. Our customers include publishers, printing houses and merchants, as well as the packaging, joinery and construction industries and are mainly located in Europe, North America and Asia. Currently, we are focusing on expanding our operations in new growth markets in China, Latin America and Russia.

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

Strategy

Our strategic goals are to increase the value of the Company through profitable growth and by reducing earnings volatility. We operate and are managed as a single industrial group. Our core products are publication paper, fine paper, packaging board and wood products. We also aim to reduce the volatility of our business by making our portfolio less cyclical and by diversifying our operations geographically.

Our strategic goal both in the mature markets of Europe and North America and in new growth markets is to improve profitability and maintain an investment policy that focuses on our core assets. This policy of targeted investments means that not all of our assets are of equal importance to our future development. Our asset performance review (the “Asset Performance Review”) launched in 2005 was the first step in an ongoing process. We will continue to review and classify our production assets according to their performance, future potential and importance to our chosen product portfolio and allocate investments accordingly.

Working closer with customers continues to be one of the cornerstones of our strategy. We will seek to strengthen our merchant operations in selected new markets and expand our share in the paper and board value chain.

The focus of our new growth market initiatives are Latin America, Russia, and China. India is also a new area of interest for us. The drivers for this expansion are low-cost fiber, fast-growing market segments and geographic balancing of our portfolio.

We are committed to sustainability and thus, economic, environmental and social responsibility underpins our thinking and our approach to every aspect of doing business. We believe that by being transparent and engaging in open dialogue with stakeholders, we build accountability into our operations. We use group-wide targets and clear governance to monitor and measure how well we perform in terms of sustainability.

Our target for return on capital employed is 13 percent per annum as an average over the cycle, compared to the weighted average pre-tax cost of capital of 8.5 percent at year-end 2006. Our target for the debt-to-equity ratio is to keep a level at or below 0.8. For the cash flow, our target is that the cash flow should exceed the sum of our average capital expenditure and dividend calculated on a three-year rolling basis. For the capital expenditure, our policy is to maintain capital expenditure at or below depreciation over the cycle. These targets may constitute forward-looking statements. As part of our ongoing operations, these targets are subject to review from time to time and you should not place undue reliance on the targets set forth in this section.

Company History

STORA

STORA’s history dates back one thousand years to the time when copper mining started in Falun, Sweden. In its early years, STORA’s principal businesses were copper mining and steel production. The business operations of STORA were incorporated in 1288 and its shares were initially listed on the Stockholm Stock Exchange in 1901. STORA commenced activities in the forest products industry in the late nineteenth century with the 1885 acquisition of the Skutskär Sawmill, which was at the time the largest sawmill in the world. In the early 1900s, STORA built a paper and pulp mill with an annual production capacity of 30 thousand metric tons in Kvarnsveden, Sweden. Production at STORA’s Swedish paper mills increased gradually during the period from the 1920s through the 1940s, as it built new paper machines and developed new production technologies, including the bleaching of pulp and technologies enabling faster paper machines.

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

Products

Uncoated papers (supercalendered and
uncoated machine finished)

Coated papers (light-weight coated,
medium-weight coated, heavy-weight
coated and machine finished coated)

Standard newsprint

Improved newsprint

Directory and book paper

Uses

Magazines, printed products for
advertising, catalogs and direct marketing
products

Newspapers, magazines, advertising
material, catalogues, directories and
books

	Fine Paper	Merchants

Products

Graphic (coated) papers

Office (uncoated) papers

Uses

Document printing, commercial printing, high-quality books, labeling, digital paper, print-on-demand applications, and protecting, transporting and identifying products

Sale and distribution of paper, board and other graphical products and smart e-service solutions for the graphic industry, retailers, offices and the public and industrial sectors

PACKAGING BOARDS	FOREST PRODUCTS

Products

Consumer board (liquid packaging board, cupstock, cartonboard and graphical board)

Speciality paper (flexible packaging, technical and label papers)

Industrial packaging (corrugated packaging, coreboards, cores, kraf-top liner, testliner and recycled fluting, paper-sacks, sack and kraft paper)

	Wood Products	Wood Supply
	Products Sawn and processes wood precuts and components Uses Joinery, furniture and construction industry By-products Wood chips Uses Raw material for pulp	Wood procurement and supply to our paper mills and sawmills

On February 2, 2006, we announced our decision to develop our organization and manning by revising our staff function and geographic division structure. The first phase of these changes was implemented on February 1, 2006, and the remaining changes, as described below, took effect on April 1, 2006.

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

Effective as from April 1, 2006, a new staff function, corporate technology and Asia Pacific, was formed. It is responsible for energy services, corporate research and development, our pulp competence center as well as Asia Pacific and Russia. The head of the new staff function reports to our chief executive officer. Our corporate services staff function includes, effective as from April 1, 2006, our corporate information technology, human resources, business excellence and procurement operations. Finally, as from April 1, 2006, our environment services has reported to the forest products division.

Business Summary

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on operating profit (loss), which excludes goodwill amortization and non-recurring items.

The following tables set forth our annual sales and operating profit by segment for the years indicated:

Sales by Segment

	For the year ended December 31,
	2004	2005	2006
	(€ in millions)
Publication paper	4,621.4	4,675.9	4,773.4
Fine paper
Fine paper	2,668.8	2,690.3	2,956.3
Merchants	637.9	1,173.2	1,907.2
Packaging boards	3,053.4	3,190.2	3,531.5
Forest products
Wood products	1,566.8	1,588.3	1,676.4
Wood supply	2,481.5	2,501.9	2,647.2
Other(1)	543.0	653.7	838.4
Elimination of internal sales	(3,177)	(3,286.0)	(3,736.5)

Total	12,395.8	13,187.5	14,593.9

(1)	Other operations include the results of units that are not within our segments, such as separate transportation and sales and distribution companies.

Operating Profit (Loss) by Segment

	For the year ended December 31,
	2004		2005		2006
	(€ in millions)
		(1)		(1)		(1)
Publication paper	169.3	104.6	4.7	193.3	39.3	251.6
Fine paper
Fine paper	102.8	54.5	32.3	62.2	228.3	166.0
Merchants	10.1	11.2	(4.1)	3.3	33.1	32.7
Packaging boards	340.5	271.3	82.8	220.0	322.2	323.4
Forest products
Wood products	30.2	34.7	(55.6)	(3.1)	38.4	59.1
Wood supply	157.0	32.3	(14.6)	(11.8)	5.0	2.8
Other(2)	(74.4)	(81.9)	(105.3)	(106.4)	(42.5)	(78.1)

Operating profit (loss), total	735.5	426.7	(59.8)	357.5	623.8	757.5

Goodwill amortization	—	(90.2)	—	—	—	—
Non-recurring items(3)	—	399.0	—	(417.3)	—	(133.7)

Operating profit (loss), total	735.5	735.5	(59.8)	(59.8)	623.8	623.8

(1)	The operating profit (loss) presented by segments in these columns excludes goodwill amortization and non-recurring items.
(2)	Includes market services, being the sales network and logistics services, along with energy and staff/corporate functions.
(3)	The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and the Asset Performance Review, including write-downs. The non-recurring items for 2006 consist mainly of items relating to the Asset Performance Review, impairment of assets in wood products division, release of provisions following the settlement of tax cases and decrease in pension expenses related to a change in our accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

The following table sets forth our annual external sales in various geographic markets by destination and origin for the years indicated:

	Sales by destination			Sales by origin
	For the year ended December 31,			For the year ended December 31,
	2004	2005	2006	2004	2005	2006
	(€ in millions)
Austria	238.6	298.0	304.1	390.4	361.5	353.0
Baltic States	135.5	165.8	202.9	310.7	321.7	323.0
Belgium	258.4	278.0	298.3	263.4	267.9	336.0
Czech Republic	111.1	136.2	156.7	143.8	161.5	215.3
Denmark	262.2	255.7	248.3	66.8	61.8	58.1
Finland	808.5	814.2	862.3	4,085.5	3,536.3	4,224.0
France	835.2	940.4	940.4	347.1	460.9	398.2
Germany	1,624.6	1,894.2	2,401.1	1,500.9	1,894.8	2,313.9
Italy	369.1	384.1	414.3	0.1	6.5	15.0
The Netherlands	508.8	597.8	631.7	211.2	311.7	351.8
Poland	105.5	228.6	299.5	11.2	175.3	202.3
Portugal	83.2	65.7	45.4	131.1	134.2	94.9
Spain	488.8	483.1	521.8	114.0	111.5	117.0
Sweden	1,040.5	1,081.9	1,133.6	2,820.3	3,006.2	3,116.6
United Kingdom	963.8	860.4	891.1	24.4	34.5	33.6
Russia	151.8	193.2	236.8	118.3	167.9	205.8
Other Europe	671.9	777.4	896.0	55.7	104.6	212.9

Total Europe	8,657.5	9,454.7	10,484.3	10,594.9	11,118.8	12,571.4
Africa	149.9	138.8	162.3	—	—	—
Australia and New Zealand	124.3	120.7	112.6	5.6	9.2	9.8
Brazil	42.6	49.2	111.0	—	26.3	197.3
Canada	127.5	137.3	120.0	275.5	292.2	57.2
China (incl. Hong Kong)	281.4	257.3	273.1	107.8	99.6	67.0
Japan	346.2	280.2	345.6	—	—	5.9
Other Asia	382.5	351.9	356.6	12.6	13.0	9.9
Middle East	201.4	193.6	406.1	—	—	—
United States	1,904.9	2,050.7	2,012.6	1,398.7	1,623.9	1,675.2
Other Latin America	120.3	121.6	170.7	—	—	—
Others	57.3	31.5	39.0	0.7	4.5	0.2

Total	12,395.8	13,187.5	14,593.9	12,395.8	13,187.5	14,593.9

Global Product Divisions and Reporting Segments

Our businesses are organized into four global product divisions, which are publication paper, fine paper, packaging boards and forest products. We report our results by six segments: publication paper, fine paper, merchants, packaging boards, wood products and wood supply.

Publication Paper Division/Segment

Further to the organizational changes in September 2005, when our North American publication paper operations were incorporated, the acquisition of the Arapoti Mill in Brazil in 2006 and the agreement to form a joint venture with Huatai Paper Co. Ltd. in China created a global product division. This will support the development of our global business strategy. The papers produced by the publication paper division are used for newspapers, magazines, catalogues and direct mail in large quantities.

We are the world’s largest producer of uncoated magazine paper and second largest producer of coated magazine paper, with combined annual production capacity of 4.7 million metric tons and a share of global production capacity of what we estimate to be approximately 17 percent in 2006. Europe and North America are the principal markets for our magazine paper. Currently, we have approximately 20 percent of the European and approximately 14 percent of the North American total production capacity for producing magazine paper. We are currently the world’s third largest producer of newsprint, with annual production capacity of approximately 3.4 million metric tons and a share of global production capacity of approximately seven percent in 2006. The principal market for our newsprint is in Europe, where we have approximately 20 percent of the production capacity for newsprint.

The publication paper division accounted for 31 percent of our sales in 2006, compared to 33 percent in 2005 and 35 in 2004.

The following table sets forth the capacity of publication paper by country or geographic area for the year ended December 31, 2006:

2006
(%)
Germany	24
Finland	22
Sweden	21
North America	19
France	7
Belgium	7

Total	100

Our magazine paper strategy is to focus on our present paper grades and to develop value-added products, such as high-quality coated and supercalendered printing papers, for our principal markets in Europe and North America. We seek to be the preferred supplier for our customers by offering the best product quality and a high level of customer service. Our strategy is to enhance cost competitiveness and to further optimize our asset structure in this business area. In line with this strategy, we closed down two less competitive paper machines in Corbehem in France in July 2006 and, in October 2006, decided to close down the Reisholz Mill in Germany for the same reasons at the end of 2007. On the other hand, long-term growth and profitability potential has been identified in Brazil and in China, and we have entered both of these markets by seizing promising opportunities to establish a local production presence.

Our newsprint strategy is to utilize the natural characteristics of fiber raw materials. We use virgin fiber, fiber obtained from wood and being used for the first time in the production of pulp, for value-added products, while we use recycled fiber for standard newsprint. Our use of recycled fiber increased further when our 100 percent recycled fiber based mill in Langerbrugge in Belgium began production in June 2003. We believe that the market trend is towards more customized and varied speciality grades of newsprint. We see growth opportunities for this business area in Europe and in emerging markets.

The following table sets forth financial and statistical data regarding publication paper for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	4,621.4	4,675.9	4,773.4
of which group internal sales	288.0	271.3	254.5
Operating profit (loss)	169.3	4.7	39.3
Operating margin	3.7%	0.1%	0.8%
Capital expenditure	492.4	602.9	173.0
Average operating capital(1)	4,134.8	4,137.9	4,063.4
Operating capital, year-end(2)	4,233.9	4,319.2	4,078.3
ROOC(3)	2.5%	4.7%	6.2%
Operating profit excluding non-recurring items and goodwill amortization(4)	104.6	193.3	251.6
Operating margin excluding non-recurring items and goodwill amortization(4)	2.3%	4.1%	5.3%
Average personnel	12,884	12,450	11,972

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €23.6 million in 2004. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

Products

Uncoated Magazine Paper.    We produce supercalendered magazine paper in our mills in North America, Germany, Belgium, Sweden and Finland. Mills in Belgium and Germany produce SC-B grade paper from recycled fiber. In addition, a papermachine under construction in China is based on the same raw material concept and is targeted to offer this quality for the first time to the Chinese market. Uncoated magazine paper is used mainly for periodicals and advertising material, such as inserts and flyers. It is also suitable for mass-circulation products, such as TV magazines and catalogues.

Coated Magazine Paper.    We produce coated magazine paper, such as rotogravure and offset products, in matt, silk, and glossy grades in our mills in Brazil, France, Germany, Finland and North America. General and special-interest magazines are among the most important end-uses for coated magazine paper. Other end-uses include supplements, advertising material, magazine covers, and premium and homeshopping catalogues.

Newsprint and Book Papers.    We produce standard newsprint, improved newsprint, and directory and book paper in eight mills in Europe and North America. These grades are used in newspapers and supplements, telephone directories, timetables, and hardback and paperback books. Tinted newsprint grades are used for identifying the sports, business, and political sections of newspapers. We have a strong position in these markets in Europe, particularly in Germany, the United Kingdom and the Nordic countries.

Capital Expenditures

Uncoated Magazine Paper.    In 2005, we completed the installation of new supercalendered paper machine no. 12 at the Kvarnsveden Mill in Sweden. The total investment is estimated to amount to €477 million, of which €19.3 million was invested in 2006 and €12.7 million is expected to be invested in 2007. In addition, the

Kvarnsveden Mill launched peroxide bleaching project at its groundwood plant for which the total investment is estimated to amount to €17.5 million, of which €1.1 million was invested in 2006. At the Port Hawkesbury Mill in Canada, a decision has been taken on an investment in a slurry receiving, storage and dosing system for which the total investment is estimated to amount to €11.6 million, of which €4.6 million was invested in 2006. At the Dongying Mill in China, €112.5 million is scheduled to be invested to erect new production line, of which €16.8 million was invested in 2006.

Coated Magazine Paper.    In 2006, €10.9 million was invested in the rebuild of the Whiting paper machine 64. Together with earlier investments of €11.3 million in 2005 and €3.9 million in 2004, the total investment amounted to €26.1 million. For the new winder at the Kabel Mill, €11.9 million was invested in 2006, €7.6 million in 2005 and €0.3 million in 2004. After the scheduled completion in 2007, the total investment is estimated to amount to €21.0 million.

Newsprint and Book Papers.    The new boiler at the Kvarnsveden Mill in Sweden resulted in an additional investment of €1.6 million in 2006. The total investment is estimated to amount to €55.0 million of which €5.3 million was invested in 2005, €20.0 million in 2004 and €23.6 million in 2003. The total investment relating to measures at paper machine no. 3 and the expansion of our deinked pulp capacity at the Hylte Mill in Sweden are estimated to amount to €13.4 million, of which €3.4 million was invested in 2006. In 2006, we also invested €27.0 million in a rebuild of a boiler at the Hylte Mill. The total investment is estimated to amount to €41 million. We also intend to rebuild the finishing area at the Anjala Mill in Finland for which the total investment is estimated to amount to €32.4 million.

Sales

The following table sets forth deliveries of publication paper by paper grade for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of metric tons)
Uncoated magazine paper	1,548	1,663	1,585
Coated magazine paper	2,424	2,344	2,210
Wall paper base	34	47	31
Newsprint	3,309	2,954	3,103

Total	7,315	7,008	6,929

The following table sets forth sales of publication paper by geographic area for the year ended December 31, 2006:

2006
(%)
Continental Europe	49.0
North America	21.9
Northern Europe(1)	18.0
Asia Pacific	4.0
Other	7.1

Total	100.0

(1)	Northern Europe includes the Nordic countries (Finland, Sweden, Denmark and Norway), the United Kingdom and Ireland.

Competition

Like all sectors of the forest products industry, the market for magazine paper is highly competitive. Our principal competitors in uncoated magazine paper grades in the European market are UPM-Kymmene Corporation, Myllykoski Paper Oy, Norske Skog Industrier ASA and Svenska Cellulosa Aktiebolaget SCA

(publ) and, in the North American market, Abitibi-Consolidated Inc., J.D. Irving Ltd, Myllykoski, Belgravia Investments Ltd., and Katahdin Paper Co LLC. Our principal competitors in coated magazine paper in Europe are UPM-Kymmene, M-real Corporation, Cartiere Burgo SpA, Myllykoski, Norske Skog and Svenska Cellulosa and, in the North American market, Verso Paper Company, Bowater Incorporated, UPM-Kymmene and NewPage Corporation.

The market for newsprint is also highly competitive. Our principal competitors in the European newsprint market include UPM-Kymmene, Norske Skog, Holmen AB, Kondopoga, Myllykoski and Svenska Cellulosa. Our principal competitors in the North American newsprint market are Abitibi-Consolidated Inc., Bowater Incorporated, Kruger Inc., Catalyst Paper Corporation and White Birch Paper Company.

The competition in both magazine paper and newsprint is principally driven by price and increasingly also by environmental considerations, including the extent of the use of recycled fiber in the paper products. In addition, especially in the area of magazine paper, quality considerations impact the purchasing decisions of our customers.

Fine Paper Division

Following our organizational change in May 2005, a new global fine paper division was formed, bringing together all our fine paper operations, including those in North America and in China, as well as our paper merchant operations. The reorganization has improved the strategic business management of the graphic paper business area’s global production network. The merchants segment remains independent from the fine paper segment in order to preserve the required integrity towards suppliers and customers.

Fine Paper Segment

We believe that we are the third largest manufacturer of coated fine paper in the world with an estimated share of approximately 12 percent of production capacity in Europe and an estimated share of approximately 21 percent of production capacity in the United States. We also believe that we are the sixth largest manufacturer of office papers in the world with an estimated share of approximately 15 percent of production capacity in Europe. The total annual capacity of our fine paper production facilities is 4.1 million metric tons. In 2006, fine paper division accounted for 20 percent of our sales.

The following table sets forth the capacity of the fine paper segment by country or geographic area for the year ended December 31, 2006:

2006
(%)
Finland	49
North America	23
Sweden	11
The Netherlands	6
China	6
Germany	5

Total	100

All fine paper products contain a high proportion of chemical pulp, chemicals and fillers. Our fine paper strategy is to focus on the profitable manufacture of fine paper for the graphic industry and office product distribution chains, using environmentally accepted primary fiber as a raw material.

In March 2006, we completed the sale of our Grycksbo Mill in Sweden to Accent Equity, a Swedish private equity firm. In April 2006, we completed the sale of Celbi Pulp Mill to Altri, SGPS, S.A. In November 2006, we closed down a paper machine at the Varkaus Mill in Finland as part of our restructuring action plan.

The following table sets forth financial and statistical data regarding the fine paper segment for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	2,668.8	2,690.3	2,956.3
of which group internal sales	223.3	305.1	396.5
Operating profit (loss)	102.8	32.3	228.3
Operating margin	3.9%	1.2%	7.7%
Capital expenditure	180.6	115.9	99.3
Average operating capital(1)	2,698.4	2,584.2	2,351.6
Operating capital, year-end(2)	2,952.6	3,017.3	2,591.2
ROOC(3)	2.0%	2.4%	7.1%
Operating profit excluding non-recurring items and goodwill amortization(4)	54.5	62.2	166.0
Operating margin excluding non-recurring items and goodwill amortization(4)	2.0%	2.3%	5.6%
Average personnel	7,758	7,637	6,838

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €28.1 million in 2004. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005 and in 2006. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

We believe that our integrated mills, which combine pulp manufacturing with paper production, represent one of our strengths in fine paper production. Many of our mills that produce fine paper are equipped with sheet cutting facilities, which allow the mills to cut the fine paper to the specifications of the local market. However, compared to the most modern and ideally located fine paper mills, some of our production units are further away from their key customers and more modern mills. Our operation is supported by low cost southern fibers produced at the Veracel Pulp Mill in Brazil, which we own on a 50/50 basis with the Brazilian pulp producer Aracruz Celulose S.A.

Products

Graphic (Coated Fine) Paper.    Coated fine paper has a pigmented surface layer, which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations. Coated fine paper is used in the production of marketing materials, brochures and high-quality books and magazines. We produce coated fine paper in Finland, the United States, Germany and China.

Office (Uncoated Fine) Paper.    Our primary uncoated fine paper products are copy and offset papers, envelope and writing papers, continuous stationery papers and digital printing papers. We produce uncoated fine paper in Finland, Sweden and The Netherlands.

Capital Expenditure

In 2006, we started a rebuild of the wood handling at the Varkaus Mills in Finland. The total investment is estimated to amount to €47 million, of which €7.7 million was invested in 2006 and the rest is expected to be invested in 2007 and 2008. In 2006, we completed the rebuild and sheeting renovation investment in the Suzhou Mill in China. The total investment amounted to €25.5 million, of which €5.3 was invested in 2006 and €20.2 million in 2005.

In 2005, we completed the upgrade of paper machine no. 3 at the Veitsiluoto Mill in Finland with a total investment of €120.8 million, of which €2.4 million was invested in 2005. In 2004, we completed upgrading and modernizing paper machine no. 1 at the Nymölla Mill in Sweden, at a cost of €22.8 million, of which €12.1 million was invested in 2004.

In 2004, the biological effluent treatment project at the Veitsiluoto Mill was completed at a cost of €3.4 million, and the quality and capacity development project related to paper machine no. 9 at the Grycksbo Mill in Sweden was completed at a cost of €7.3 million.

Sales

The following table sets forth the deliveries of the fine paper segment by paper grade for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of metric tons)
Graphic (coated) fine paper	2,203	2,177	2,284
Office (uncoated) fine paper	1,393	1,344	1,555

Total	3,596	3,521	3,839

The following table sets forth sales of the fine paper segment by geographic area for the year ended December 31, 2006:

2006
(%)
Continental Europe	34.0
North America	32.8
Northern Europe	17.0
Asia Pacific	7.9
Other	8.3

Total	100.0

Competition

Our principal competitors in the European coated fine paper market are M-real, Sappi Limited, Lecta, Burgo and UPM-Kymmene. Asian Pulp & Paper Inc. is our principal competitor in Asia. Our principal competitors in the European uncoated fine paper market are Mondi Business Paper Company, UPM-Kymmene, Grupo Portucel Soporcel, International Paper and M-real. Our principal competitors in the North American market in coated fine paper are Sappi, New Page and Verso Paper. We do not have operations in the uncoated fine paper market in North America.

The competition in the market for fine paper is principally driven by price and quality considerations.

Merchants Segment

Our paper merchant Papyrus acts as an important link in the distribution of our fine paper products to the graphical industry. The merchants segment comprises of service companies selling and distributing mainly fine paper products to the graphical industry, but also office papers to resellers, public institutions and large corporations. Papyrus is represented locally both under its own brand name and as Schneidersöhne, PdF, Sihl+Eika, Scaldia and Classen-Papier. Although Papyrus operates under different names, it has a coherent one-company commitment to offer quality products, high service levels and superior logistical solutions to its customers. In 2006, the merchants segment accounted for 13 percent of our sales.

Papyrus is the largest paper and packaging merchant in Continental Europe and the second largest in Europe. Its primary objective is to further enhance that position to become the leading paper merchant in Europe, which is expected to be achieved mainly through acquisitions. In line with this strategy, we completed the acquisition of Scaldia in 2004 and the acquisition of PdF and Schneidersöhne Group in 2005. During 2006, the

integration of the three acquisitions has been the main focus and progress has been in line with our plans. We have maintained our sales volumes and values and structural cost reductions have been implemented. Further integration projects are planned in the logistical area during 2007 to 2009.

The following table sets forth financial and statistical data regarding the merchants segment for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	637.9	1,173.2	1,907.2
of which group internal sales	9.6	11.1	1.0
Operating profit (loss)	10.1	(4.1)	33.1
Operating margin	1.6%	(0.3)%	1.7%
Capital expenditure	3.2	6.7	6.7
Average operating capital(1)	161.5	387.5	541.3
Operating capital, year-end(2)	186.4	655.1	534.7
ROOC(3)	6.9%	0.9%	6.0%
Operating profit (loss) excluding non-recurring items and goodwill amortization(4)	11.2	3.3	32.7
Operating margin excluding non-recurring items and goodwill amortization(4)	1.8%	0.3%	1.7%
Average personnel	1,296	2,095	3,177

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €2.2 million in 2004. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005 and in 2006. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

The main market for our merchants segment is Europe. Our customer base comprises approximately 65 thousand customers, primarily printers, located in 20 countries. Other customers include offices and agencies in the public and private sectors. We estimate that, in 2006, our products accounted for approximately 25 percent of the total volume of merchant products distributed.

Competition

Our main competitors are PaperlinX Limited, Antalis Group, Igepa Group GmbH & Co. KG, Map Merchant Group and Inapa Group. Our strength in paper merchant operations is based on the synergistic gains generated from coordination between the distribution and production at the mills.

Packaging Boards Division/Segment

Packaging boards produces materials for packaging applications: consumer packaging boards, graphical boards, containerboards and corrugated boxes, speciality papers for packaging, industrial papers for laminating industry, coreboards, cores. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions.”

Our annual production capacity for packaging board and paper is 4.1 million metric tons. In 2006, the packaging boards segment accounted for 23 percent of our sales.

The following table sets forth the capacity of packaging boards by country or geographic area for the year ended December 31, 2006:

2006
(%)
Finland	46
Sweden	28
Poland	6
Germany	7
Other Europe	6
North America	7

Total	100

Our goal in the packaging boards is to achieve a leading position in selected markets and product segments through growth based on innovation and development. Our target is to improve competitiveness by streamlining production and improving productivity. We expect growth within this segment to take place mainly within our existing product portfolio through focused acquisitions and investments.

The following table sets forth financial and statistical data regarding the packaging boards for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	3,053.4	3,190.2	3,531.5
of which group internal sales	151.0	153.6	214.9
Operating profit	340.5	82.8	322.2
Operating margin	11.2%	2.6%	9.1%
Capital expenditure	179.2	237.6	147.8
Average operating capital(1)	2,908.9	2,907.9	2,802.3
Operating capital, year-end(2)	3,108.1	3,002.8	2,875.7
ROOC(3)	9.3%	7.6%	11.5%
Operating profit excluding non-recurring items and goodwill amortization(4)	271.3	220.0	323.4
Operating margin profit excluding non-recurring items and goodwill amortization(4)	8.9%	6.9%	9.2%
Average personnel	10,860	12,454	12,106

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €15.1 million in 2004. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005 and 2006. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

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

Sack Paper and Paper Sacks.    Sack paper is produced in Poland for our own paper sack production in Poland, Serbia and also for export as paper.

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

Corrugated Packaging.    Corrugated board is the forest products industry’s largest single product sector. Corrugated board is used primarily in transportation packaging and may also be used in consumer packaging. Corrugated board is produced by combining layers of linerboard and fluting in a corrugated conversion process. Linerboard is paperboard used as the top and bottom layer, around the pleated paperboard fluting, in corrugated board. We both manufacture the raw materials, linerboard and fluting, and have converting operations. Our corrugated board business area currently produces corrugated packages at our converting plants in Finland, Sweden, Estonia, Latvia, Lithuania, Hungary, Poland and Russia. Our goal is to maintain our position as a leading producer of corrugated board in the Baltic Rim area, which is our principal market for corrugated board.

Capital Expenditures

In 2006, we invested €34.3 million in the Energy 2005 project at the Skoghall Mill. The total investment is estimated to amount to €208 million, of which €88.1 million was invested in 2005 and €54.7 million in 2004. The project aims to secure the future basis for board production at the Skoghall Mill in Sweden and to strengthen the mill’s energy supply to enable production with low emissions. During 2006, we also invested €17.8 million on the upgrading and modernization of the board machine No. 2 at the Fors Mill in Sweden. The total investment is estimated to amount to €35 million. Investments to build a new coreplant in Foshan, China amounted to €1.6 million in 2006 of the estimated total investment of € 4.5 million. At the Heinola Fluting Mill in Finland, we made environmental investments of €2.2 million during 2006 with the total investment estimated to amount to €13.8 million. Investments to restructure the Finnish corrugated board business amounted to €9.8 million in 2006, with the total investment estimated to amount to €15 million. The recently decided investments include a new corrugated box plant in Lukovitsy, Russia, with an estimated total cost of €53.5 million, a recovered paper collection expansion project in Poland with an estimated total investment of €15 million, and the rebuild of Wisconsin Rapid board machine No. 12 to a coreboard machine with an estimated total investment of €27 million.

Sales

The following table sets forth deliveries of packaging boards by board or paper grade for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of metric tons, except as otherwise indicated)
Consumer boards	2,316	2,294	2,431
Containerboards	307	490	540
Coreboards	315	281	317
Speciality papers	380	389	381
Laminating papers	181	167	181

Total	3,499	3,621	3,850

Cores	168	171	198
Corrugated board, millions of square meters	570	855	974

The following table sets forth sales of packaging boards by geographic area for the year ended December 31, 2006:

2006
(%)
Northern Europe	20.2
Continental Europe	55.7
North America	8.0
Asia Pacific	10.5
Other	5.6

Total	100.0

Competition

Our principal competitors in the consumer packaging board market are International Paper, MeadWestvaco, Korsnäs, AssiDomän Cartonboard, M-real, Iggesund Paperboard, Mayr-Melnhof Karton and Reno de Medici. Our principal competitors in the corrugated board market are Smurfit KappaGroup and SCA Packaging. Our principal competitor in the coreboard area is Sonoco. Our principal competitors in laminating papers are MeadWestvaco and International Paper.

Forest Products Division

In connection with the reorganization of our operations in May 2003, our timber and forest divisions and the pulp competence center were merged to form the new forest products product area, now called global forest products division, which operates through the wood products and wood supply segments. The pulp competence center was then reorganized as a group level service function in May 2005. The new organization enables better coordination between sawmilling and a wood procurement by integrating the wood supply activities and optimizing the global wood flows.

Wood Products Segment

The wood products segment provides product and service solutions to wood product industries and trade worldwide. Demand for our products is mainly driven by the construction market.

Our focus is on mass-customized, value-added products for industrial end-uses. These include glue-laminated, stress-graded and finger-jointed products and components for the construction and joinery industries. A wide range of sawn and processed wood products is supplied to timber retailers, merchants and importer-distributors.

We are one of the largest sawn softwood products suppliers in the world. Our annual production capacity is 7.4 million cubic meters of sawn wood products, including 3.2 million cubic meters of value-added products. As of December 31, 2006, the segment employed approximately five thousand people at 29 production sites, of which 23 manufacture value-added products, in 11 European countries and Brazil. The wood products segment has sales and distribution companies around the world.

In 2006, wood products accounted for 11 percent of our total sales. The main markets for our sawn and further-processed wood products are in Europe, which covered 66 percent of our sales in 2006. Asia Pacific covered 21 percent, North America five percent and North Africa and Middle East nine percent of our sales.

The following table sets forth the capacity of the wood products segment by country for the year ended December 31, 2006:

2006
(%)
Finland	29
Austria	24
Sweden	15
Czech Republic	13
Estonia	11
Other	8

Total	100

Developing our product offering supports and benefits from the group fiber strategy, which aims to secure high-quality, cost-competitive raw materials from socially and environmentally sustainable sources. The target of the fiber strategy is to reduce raw material costs, which accounted for approximately 70 percent of the costs related to our wood products in 2006, to support our raw material requirements and profitability in the production process, and to serve selected customer groups in construction, joinery and packaging segments worldwide with suitable product and service offering. We intend to focus on achieving economies of scale through mill specialization and by increasing the on-line further processing of value-added products.

The following table sets forth selected financial and statistical data regarding the wood products segment for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	1,566.8	1,588.3	1,676.4
of which group internal sales	120.0	113.7	101.2
Operating profit (loss)	30.2	(55.6)	38.4
Operating margin	1.9%	(3.5)%	2.3%
Capital expenditure	68.1	44.5	32.9
Average operating capital(1)	656.4	666.7	642.7
Operating capital, year-end(2)	829.0	813.5	783.1
ROOC(3)	5.3%	(0.5)%	9.2%
Operating profit excluding non-recurring items and goodwill amortization(4)	34.7	(3.1)	59.1
Operating margin excluding non-recurring items and goodwill amortization(4)	2.2%	(0.2)%	3.5%
Average personnel	4,856	5,081	4,894

(1)	Average operating capital excluding goodwill.
(2)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(3)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(4)	Excludes goodwill amortization of €21.2 million in 2004. Under IFRS, goodwill is no longer amortized as of January 1, 2005, and thus there was no goodwill amortization in 2005 and in 2006. Exceptional transactions that are not related to normal business operations are presented as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

In June 2005, we acquired the remaining 49 percent share of the distribution company Stora Enso Timber Australia Pty from Moxon & Company Pty Ltd, and the remaining 51 percent share of Holzwerke Wimmer Gmbh, with two KVH mills located in Germany and the Czech Republic. In August 2005, we acquired the remaining 49 percent share of Lamco GmbH, a glue laminated beam mill in Austria, from Japanese Meiken Co Ltd.

In 2006, we continued the restructuring of our assets with a broad range of actions targeted at strengthening the overall asset portfolio. The divestment of our Linghed Sawmill in Sweden was finalized in March 2006. Several mills, mainly in Austria, Estonia and Finland, have changed their concepts and downsized capacities. The Veitsiluoto Sawmill in Finland, which had been idle since June 2005 due to severe profitability problems, was restarted in spring 2006 at a lower production volume. Asset restructuring will continue at mills where operations are not competitive in the long-term.

We acquired assets from International Paper in the state of Paraná in Brazil in 2006. Known as Stora Enso Arapoti, these assets include a sawmill with an annual capacity of 150 thousand cubic meters of sawn timber. Another sawmill was acquired in Murow, Southern Poland, in late 2006.

During 2006, we also restructured our global sales network. It provides for a more cost-efficient and flexible organization which is better suited to changes in the markets. Our regional structure provides our customers with easier access to our wood product offering and expertise.

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

Products

Our sawmills and the production of value-added products supply wood products for the joinery, construction and packaging industries and wood products trade worldwide. The production of wood products complements our paper and board manufacturing operations as the side products of the sawmill operations are used to manufacture pulp and paper and as a bioenergy source for the manufacturing processes.

Capital Expenditures

In 2006, we invested a total of €32.9 million in the production assets of our wood products segment. In Russia, major investments in further processing of wood have been started in Impilahti and Nebolchi. In Austria, an investment in a mill for cross-layer elements in Bad St. Leonhard was started in 2006. All these three investments are scheduled to be completed during 2007 and 2008. In Finland, we invested in the sawing line at the Uimaharju Sawmill, which is expected to increase the efficiency of the resawing process at the mill. At the Honkalahti Sawmill, a logistic centre has been built to provide better service to Puumerkki Oy’s customers.

In 2005, we invested a total of €44.5 million in our production assets. In Finland, a second ThermoWood kiln was built in Kotka and a surface coating line for planed profile boards was built in Honkalahti. In the Zdirec Sawmill in the Czech Republic, a major sawing capacity increase and new drying kilns were completed in 2005. In addition, a glue-laminated beam mill in Imavere and a planning line in Paikuse were taken into use in Estonia.

In 2004, we invested €13.1 million under the Sylvester investment program in the Baltic States, the main investment being the new beam mill at the Imavere Sawmill. We also invested €17.0 million into Finnish sawmills. Our other principal investments were a production line upgrade at the Zdirec Sawmill in the Czech Republic and building post-production lines in the Ybbs Mill in Austria.

Sales

In 2006, deliveries of the wood products segment were 6,572 thousand cubic meters, compared to 6,741 cubic meters in 2005 and 6,664 cubic meters in 2004. In 2006, the Nordic timber products represented 45 percent and the Central European products 41 percent of the total deliveries.

Competition

Our principal competitors in the European sawmilling sector are the major producers in Finland, Sweden and Germany, including Finnforest Corporation, UPM-Kymmene, Setra Group and Klausner Group. In the United States, our major competitors include Klausner Group and the major wood products companies in the United States and Canada. In Japan, we compete with all major forest products groups.

Wood Supply Segment

Our wood supply business units are located in the Baltic States, Continental Europe, Finland, Russia, Sweden and Brazil. In addition, a plantation project in Southern China is consolidated to the wood supply segment. In 2006, our wood supply units produced a total of 56.7 million cubic meters of wood, of which over 45.4 million cubic meters were delivered to our own mills, while the rest was sold externally. A majority of the total wood consumption took place in Finland, Sweden, Continental Europe, the Baltic States, Russia and Brazil. Sourcing from Russia to Finland, the Baltic States and Sweden totaled 6.6 million cubic meters and from the Baltic States to Sweden and Finland 2.1 million cubic meters. In 2006, the wood supply segment accounted for four percent of our total sales.

The goal of our wood procurement operations is to secure an undisturbed supply of wood raw materials for our operations using environmentally sustainable methods. As part of this goal, our wood procurement operations seek to develop greater coordination between our wood procurement operations in Europe and between plantation projects in Asia and Latin America.

The following table sets forth financial and statistical data regarding the wood supply segment for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions, except for percentages and personnel data)
Total sales	2,481.5	2,501.9	2,647.2
of which group internal sales	1,931.8	1,898.0	2,043.0
Operating profit (loss)	157.0	(14.6)	5.0
Operating margin	6.3%	(0.6)%	0.2%
Capital expenditure	21.9	34.4	36.4
Average operating capital(1)(2)	560.5 (5)	267.2	405.2
Operating capital, year-end(3)	163.8	370.5	439.9
ROOC(4)	5.8%	(4.4)%	0.7%
Operating profit excluding non-recurring items(5)	32.3	(11.8)	2.8
Operating margin excluding non-recurring items(5)	1.3%	(0.5)%	0.1%
Average personnel	3,157	3,415	3,803

(1)	Average operating capital excluding goodwill.
(2)	The average operating capital for 2004 has been calculated to reflect the divestment of the Swedish forest assets in March 2004. Accordingly, the amount cannot directly be calculated as an average of the 2003 and 2004 year-end operating capital amounts.
(3)	Operating capital at year-end including goodwill. Operating capital equals capital employed plus net tax liabilities.
(4)	ROOC is return on operating capital and is calculated by dividing operating profit excluding non-recurring items and goodwill amortization by average operating capital.
(5)	Exceptional transactions that are not related to normal business operations are reported as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed €0.01 per share.

In July 2002, we sold a total of approximately 600 thousand hectares (approximately 1.5 million acres) of our forest land and related operations in Finland to a newly-formed company Tornator Oy and reorganized our forest holding subsidiary Tornator Forest Oy. In December 2002, we transferred the shares in Tornator Forest Oy to Tornator Timberland Oy, a newly-formed company, in exchange for shares in Tornator Timberland Oy. We currently hold 41 percent of the shares in Tornator Timberland Oy and the remaining 59 percent is held by Finnish institutional investors. As a result of the transaction, we recorded a gain of €25.9 million. Tornator Oy and Tornator Forest Oy were merged in January 2004. We have entered into a long-term wood procurement agreement with Tornator Oy, according to which it is obligated to sell us approximately 1.5 million cubic meters of wood annually.

In March 2004, we completed the restructuring of our ownership of forest land in Sweden. Pursuant to the restructuring, a total of approximately 1.5 million hectares (approximately 3.7 million acres) of our Swedish forest land and the Swedish forest land of Korsnäs AB, a Swedish forest industry company controlled by Kinnevik Group, were sold to a newly-formed company Bergvik Skog AB. Stora Enso and Korsnäs retained minority shareholdings of 43.3 percent and five percent, respectively, in Bergvik Skog. The rest of the company’s shares were sold to institutional investors. Bergvik Skog was partly financed with a syndicated bank loan. As a result of the sale, we recorded a gain of €113.9 million. We have entered into a long-term wood procurement agreement with Bergvik Skog, according to which it is obligated to sell us approximately 4.5 million cubic meters of wood annually.

In November 2005, we signed an agreement with Gaofeng Forest – Pulp & Paper Company to purchase 34 thousand hectares (approximately 85 thousand acres) of timber and land use rights in Guangxi, China.

In September 2006, we purchased assets which comprised approximately 50 thousand hectares of land in the state of Parana, Brazil, of which approximately 28 thousand hectares (approximately 70 thousand acres) are planted with pines and eucalypts. In Guangxi, China, we signed additional contracts for land use rights during 2006, among others with the City of Beihai, bringing the total contracted amount to approximately 90 thousand hectares (approximately 225 thousand acres).

Other

Our reporting segment “Other” consists of market services, being the sales network and logistics services, along with energy and staff/corporate functions. In addition to these functions, part of our forest assets are included in this segment. These include 46.5 thousand hectares (116.25 thousand acres) of land for plantations in Rio Grande do Sul, Southern Brazil and 26.5 thousand hectares (66.25 thousand acres) in Uruguay. Operating loss for the segment was €42.5 million in 2006. This loss included non-recurring items with a positive impact of €35.6 million.

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

Raw Materials

Pulp

The principal raw material required in the manufacture of paper and board products is pulp, which is in turn made from wood or recovered fiber. Different types of paper and board products are produced with the appropriate type of pulp and chemicals as their principal raw materials.

We consume internally a majority of the pulp we produce, but we also sell a portion of it to third parties. Pulp sold to third parties is called market pulp. Because some of our paper mills are not located near our pulp mills, we also purchase market pulp from third parties. We produced 5,747 thousand metric tons of chemical pulp in 2006. We consumed 4,638 thousand metric tons of this amount internally for the production of paper and board and sold the remainder to third parties. We were a net seller of pulp in 2006, with sales exceeding purchases by 531 thousand metric tons.

Only a limited portion of the pulp we produce is made with wood from our own forest lands. Currently, we have limited forest holdings in Canada, China and Brazil and certain other countries. During the recent past, we have sold our forest lands in Finland, Sweden and Portugal and part of our forest lands in the United States and Canada. We purchase other raw materials on the world market from multiple sources of supply, including various chemicals and minerals, such as calcium carbonate, kaolin, latex, optical whitener, starch and hydrogen peroxide.

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

The following table sets forth our total production of pulp, the portion of our production we used internally and the portion we sold to third parties, our purchases of market pulp and the resulting balance in 2006.

	Long- fiber pulp	Short- fiber pulp	Fluff pulp	Total pulp
	(in thousands of metric tons)
Production
Total production	2,580	2,963	204	5,747
Deliveries to own mills	(2,142)	(2,496)		(4,638)

Deliveries externally	438	467	228	1,133
Purchases	(437)	(165)		(602)

Pulp balance	1	302	228	531

We sold 1,133 thousand metric tons of pulp to third parties in 2006 compared to pulp sales of 795 thousand metric tons in 2005 and 791 thousand metric tons in 2004.

Our pulp mills operate under product divisions. Skutskär and Norrsundet Mills in Sweden, the Kemijärvi Mill in Finland and the Sunila joint venture in Finland are part of the publication paper division; and the Enocell Mill in Finland is part of the packaging boards division.

In May 2003, we, together with Aracruz Celulose S.A., announced our decision to proceed with the construction of an eucalyptus pulp mill with an annual capacity of 900 thousand metric tons for Veracel Celulose S.A. in Bahia, Brazil. The Veracel Pulp Mill started sustainable production of eucalyptus pulp in May 2005. We will be entitled to one-half of the mill’s output. The total investment in this project was €1,325 million, the appreciation of the Brazilian real having increased this by approximately €320 million in 2005. Of the total investment, 45 percent was financed by equity investment made by us and Aracruz Celulose S.A. and 55 percent was financed by loans from a syndicate of development banks. As of December 31, 2006, our equity investment in this project amounted to €347.0 million. We are also studying possibilities to build a second eucalyptus fiber line at the Veracel Pulp Mill.

Energy

Energy is an essential part of the pulp, paper and board manufacturing processes. In 2006, our energy fuel consumption in 2006 consisted of the following: bio-fuels 64 percent, gas 19 percent, coal 9 percent, oil 4 percent and peat 4 percent. Of our total energy consumption, 58 percent was used for internal electricity production. Electricity is a significant component of our production costs, especially in the production of mechanical pulp. As a result, we own power plants located at our mills and hold substantial interests in affiliated power generators to secure a portion of our electricity needs. In 2006, 36 percent of our electricity need was produced internally, ten percent by an affiliated power generator whereas 54 percent was purchased from external sources.

Marketing

We distribute our products through our own global marketing network with representatives in Europe, North and South America, Asia, Australia and Africa. Our marketing network comprises more than 30 sales companies and a number of third party sales agents throughout the world.

Our marketing network markets all our products, providing our customers with “one-stop-shopping.” The fine paper and sawn timber product areas also distribute some of their products through their own sales channels. Our sales network consists of customer representatives, who are based in the sales companies and are responsible for day-to-day service contacts with customers, and product specialists, who are based at the mills and provide support services to the customer representatives and facilitate client contacts. Papyrus, our fine paper merchant chain, distributes our fine paper products for use in graphic printing. In addition, our wholly-owned subsidiaries, including Puumerkki and Stora Enso Timber, sell timber products on both a wholesale and retail basis. We sell market pulp through our wholly-owned subsidiaries.

Intellectual Property

We hold a number of patents in Finland, Sweden, the United States and certain other countries, mostly in the areas of bio-bleaching, forestation and liquid and food packaging. We intend to maintain our patents and to file applications for any inventions, which we deem important to our business operations. Consistent with the industry in which we operate, our operations are not dependent to a significant extent on our patents.

Logistics

We believe that we are one of Europe’s largest consumers of transportation services by volume. While we manage the transport and distribution of our products internally, we utilize services of various suppliers in the transport field. Costs of transportation, a significant portion of which is outsourced, represented approximately 12 percent of our sales in 2006. We select transportation service providers based on long-term cost efficiency, quality, customer requirements, flexibility and environmental awareness.

Transport from the Nordic region is handled through various means, including by sea, truck and rail. Goods from our Central European mills are transported and distributed on the European continent primarily by truck. In 2000, we introduced a new transport system for our Swedish exports. One key component of the new system is an intermodal carrier for use in shipments by rail and sea. Another key component on the sea route between Gothenburg in Sweden and Zeebrugge in Belgium are the new roll-on/roll-off vessels, which are ships that permit direct vehicle loading.

In November 2003, we entered into a new long-term agreement with Forth Ports PLC for provision of a new paper terminal facility at the Port of Tilbury, outside of London in the United Kingdom. The 15-year agreement enables us to use the Port of Tilbury as our southern entry port in the United Kingdom for handling newsprint and other paper products from Sweden and Finland.

A further development in our transport system came into operation in July 2005 when our Finnish mills were connected to a new transport system. This system provides a platform for the increased utilization and development of rail and sea transport for deliveries of products from mills in Northern Europe. The system is designed to take approximately four million metric tons of products per year to our customers. Shipments from mills in Sweden and southern Finland to the United Kingdom and Belgium are routed via a hub in the Port of Gothenburg in Sweden. In 2006, the ports of Oulu and Kemi in Northern Finland were connected to this transport system. Three of the shipping lines involved in the system use fuel with a sulphur content of less than one percent, compared to sulphur level of 1.5 percent required under the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 (MARPOL 73/78). Other environmental benefits include shore-side electricity, reductions in emissions of nitrogen oxide achieved through selective catalytic cleaning of the exhaust gases and the highly efficient oil separation of bilge water on board to prevent oil contamination.

Environmental Matters

Environmental Regulation

Operation of Production Facilities

We operate in an industry which is subject to comprehensive environmental regulation and governmental supervision. Environmental standards are established by regulatory and administrative norms and environmental permits and licenses. Violations of these regulations and permits could result in fines, injunctions, including orders to cease the violating operations and to improve, or pay for the improvement of the condition of the environment in the affected area, or other penalties. Environmental permits are subject to modification and revocation by the issuing authorities and must be periodically updated. Our management believes that we are in substantial compliance with the environmental laws and regulations applicable to us and that, in general, our discharges and emissions are within or well below levels established by regulation or permits. In those cases where permit limits are exceeded or other infractions occur, we take prompt action to correct the situation, working cooperatively with the authorities.

We invest substantial capital resources on environmental compliance and monitoring of the environment. In 2006, we invested €243 million on capital expenditures and operating and maintenance costs relating to environmental compliance, compared to €233 million in 2005 and €261 million in 2004. The variability in our capital expenditure and operating and maintenance costs for environmental compliance is attributable to the fact that our capital projects for such matters are generally large, although few in number. We expect these amounts generally to decrease over time as capital projects are completed. In addition, we routinely incur costs for the remediation of environmental conditions at our various facilities. Our major current remediation projects include removal of mercury and other contaminants from sites in Sweden and Finland. We have recorded a provision relating to environmental liabilities amounting to €42 million as of December 31, 2006. There are currently no active or pending legal claims concerning environmental issues which we would expect to have a material adverse effect on our business, financial condition or results of operations.

The U.S. Clean Air Act Amendments of 1990 establish Maximum Achievable Control Technology (“MACT”) standards to reduce air emissions of hazardous air pollutants. The U.S. Environmental Protection Agency (the “EPA”) is responsible for developing and implementing the MACT standards for the different industrial categories. We are in compliance with the cluster rules that establish air standards (“MACT regulation”) and water emissions standards for hazardous substances associated with chemical pulping. We are also in compliance with the MACT regulations applicable to kraft pulp mill, lime kiln, recovery boiler and smelt dissolving tank sources. Our facilities are also in compliance with the paper and other web coating MACT standards which became effective on December 5, 2005. On September 13, 2004, the EPA finalized the industrial boiler MACT regulations. Compliance with this MACT regulation is required by September 13, 2007. This regulation impacts 11 existing solid fuel power boilers at our operations in the United States. We have developed cost effective compliance plans and are preparing for the upcoming compliance date. The rule does contain significant recordkeeping, monitoring and reporting requirements.

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

Wisconsin Department of Natural Resources (“WDNR”) issued a notice of violation to the Biron Mill on August 23, 2005. The notice of violation alleges violations of the carbon monoxide limit of 0.1 lb/MMBTU for boiler No. 5 and the minimum stack gas temperature limit of 325ºF for Boiler No. 4. On July 27, 2006, WDNR issued a permit revising the carbon monoxide limits for boiler No. 5 and removing the minimum stack gas temperature limit for boiler No. 4.

On January 11, 2007, WDNR issued a notice of violation alleging the exceedance of a volatile organic compound best available control technology emission limit at the Biron Mill TMP 3 process line. We are working with the WDNR to resolve the notice of violation and expect to submit a permit application requesting an adjustment to the emission limit.

Forestry and Wood Procurement

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

We strive to gain acceptance and recognition for our forest management and wood procurement practices through certification by independent parties. In 2006, approximately 55 percent of all the wood delivered to our mills globally (including externally purchased pulp) came from certified forests. The remaining 45 percent of the wood used by us comes from uncertified sources, which are nevertheless covered by our own traceability systems. Our wood supply units have ISO 14001 and/or the EU Eco-Management and Audit Scheme (“EMAS”) certification in the Baltic countries, Canada, Finland, Sweden and the United States.

We do not purchase wood and fiber from protected areas, areas in the official process of designation for protection, old growth forests or high conservation value forests defined in national stakeholder processes unless the purchases are clearly in line with the national conservation regulations. Our wood traceability systems, which enable us to verify the sustainability and legality of wood sources, have covered all of our fiber sources since the end of 2005.

Content of Recycled Fiber

In recent years, forest products companies have been subject to increasing pressure to use renewable resources in the manufacture of their products and to manufacture recyclable products. In some jurisdictions where we operate, legislation has been enacted to require minimum levels of recycled fiber in forest industry products. In 2006, we used approximately 2.7 million metric tons of recycled paper in the manufacture of our products.

Environmental Management

Environmental matters are an integral part of our operations and corporate planning. We have adopted a policy regarding sustainability in which we commit ourselves to developing our business in accordance with the principles of environmental, social and economic responsibility. The policy stresses the importance of renewable and recycled raw materials in production. We are committed to increased transparency and strict adherence with environmental legislation, as well as to the various other standards and customs in each country where we operate, with an aim to go beyond these norms when necessary.

Our Total Quality Management system serves as a link between our environmental policies and environmental protection and acts as an umbrella for a wide range of management areas, including environmental management systems (EMAS and ISO 14001). Since 2003, all of our pulp, paper and board production capacity has been covered by third-party environmental management systems certified to EMAS and/or ISO 14001 standards. As a result of our recent acquisitions, these environmental management systems currently cover 99 percent of our production. The recently acquired Arapoti Mill in Brazil will start working toward ISO 14001 certification in 2007. We believe that attention to environmental issues and introduction of environmental management systems will enhance our interaction with various interest groups, increase employee participation and generally promote our environmental awareness.

Most of our environmental performance indicators continued to develop favorably per unit of production. In 2006, our environmental performance was influenced by the labor dispute at the Port Hawkesbury Mill in Canada, divesting of mills and closing of production units as a result of our Asset Performace Review and the acquisition of the Arapoti Mill in Brazil.

Air Emissions

We have been making progress on efforts to help mitigate climate change. During the past five years, our pulp, paper, board and converted product facilities have reduced their direct fossil carbon dioxide emissions per unit of salable product by ten percent due to investments in energy production assets and mill energy efficiency projects. These investments were designed to increase the use of carbon-neutral biofuels and improve the efficiency of energy generation and production processes. Total sulfur emissions (reported as sulfur dioxide) continued to decrease and we are making good progress toward the our reduction target of 15 percent by the end of 2009 from the 2004 level. Emissions of sulfur dioxide were primarily lower due to operation of a desulphurization system at the Suzhou Mill in China, improvement of malodorous gas control at the Skutskär and Norrsundet Pulp Mills in Sweden, improvement of sulfur dioxide control at the Nymölla Mill in Sweden and overall improvements in energy efficiency. Nitrogen oxide emissions increased slightly in 2006 due to increased internal power generation. However, there has been an overall downward trend since 2002.

Water Discharges

Discharges of adsorbable organic halogen compounds (“AOX”) have increased due to increased bleached chemical pulp production and process and wastewater treatment upsets at a few mills. Over the last five years, AOX discharges have fluctuated within a good performance range. In 2006, Chemical Oxygen Demand (“COD”) discharges increased slightly, but the long-term trend is down and we continue to make progress toward achieving our COD reduction target of ten percent by the end of 2009 from the 2004 level. The increase in COD is attributable to the same reasons as increase in AOX. Nitrogen and phosphorus discharges were reduced in 2006. The reductions in nitrogen and phosphorus are due to improvements in wastewater treatment plant nutrient control.

Water Use

In 2006, we established a target to reduce the amount of process water discharged by ten percent by the end of 2010 from the 2005 level. Our production units have made steady improvements over the last five years in reducing the amount of process water discharged. The reductions are a result of small investments and improvements in process control.

Solid Waste

Due to our efforts to reduce waste and find beneficial uses, the quantity of waste landfilled continued to decrease. We have already met the our target to reduce waste to landfill by ten percent by the end of 2009 from 2004 and will continue efforts to further improve. The decrease was largely due to use of all boiler ash from the Anjalankoski Mill in Finland for road construction projects, combustion of wastewater treatment and deinking sludge in the Hylte Mill ‘s newly rebuilt biofuel boiler in Sweden and increased use of deinking sludge from the Duluth Mill in the United States for daily cover at municipal landfills. The waste utilization rate, expressed as the percentage of residuals being used for beneficial purposes, such as energy recovery, soil improvement, road construction and brick manufacturing, remained high at 97 percent.

In 2006, we were selected for inclusion in the pan-European Dow Jones Sustainability Index, or STOXX, for the sixth consecutive year. We have also been listed by FTSE4Good, which particularly focuses on human rights issues. In addition, we have been included in the Ethibel Pioneer Sustainability Index and Ethical Index Euro and Global.

Significant Subsidiaries

Stora Enso Oyj, our parent company, holds approximately 26 percent of the operating assets of the Stora Enso group, including packaging board and fluting mills in Imatra and Heinola in Finland, fine paper mills in Imatra, Oulu, Kemi and Varkaus in Finland, a magazine paper mill in Kemi in Finland and a pulp mill in Kemijärvi in Finland. Our subsidiaries conduct the substantial majority of the operations of the Stora Enso group and directly own the substantial majority of the assets of the Stora Enso group.

We have the following significant subsidiaries:

•

Stora Enso North America Inc. is a holding company for our operations in North America. It is incorporated in the United States and has its registered office in Wilmington, Delaware. It had issued paid-in capital of $1,913 million as of December 31, 2006 and paid us no dividends in 2006. Our parent company owns all of the issued and outstanding shares of Stora Enso North America Inc.

•

Stora Enso AB is the holding company for the shares in our Swedish companies. It is incorporated in Sweden and has its registered office in Falun. It had issued paid-in capital of SEK 25,000 million as of December 31, 2006 and paid us a stock dividend of SEK 3.5 billion in 2006. Our parent company owns all of the issued and outstanding shares of Stora Enso AB.

•

Stora Enso Beteiligungen GmbH is a holding company for the majority of our operations in Germany. It is incorporated in Germany and has its registered office in Düsseldorf. It had issued paid-in capital of €106 million as of December 31, 2006 and paid us no dividends in 2006. Our parent company owns all of the issued and outstanding shares of Stora Enso Beteiligungen GmbH.

Property, Plants and Equipment

We own our registered office located at Kanavaranta 1, Helsinki, Finland. We rent our other principal executive office in Stockholm and our international office in London. We generally own our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

The following table sets forth our principal manufacturing facilities:

Mill	Location	Grade/Product	Capacity as of December 31, 2006 (thousands of metric tons)
Publication Paper
Anjala	Finland	Improved newsprint, book	520
Arapoti	Brazil	Light-weight coated	200
Biron	United States	Light-weight coated	355
Corbehem	France	Light-weight coated	305
Duluth	United States	Supercalendered	235
Hylte	Sweden	Newsprint	835
Kabel	Germany	Light-weight coated, medium-weight coated, heavy-weight coated	615
Kotka	Finland	Machine finished coated	170
Kvarnsveden	Sweden	Supercalendered, newsprint	950
Langerbrugge	Belgium	Supercalendered, newsprint, improved newsprint, directory	550
Maxau	Germany	Supercalendered, newsprint	705
Niagara	United States	Light-weight coated	230
Port Hawkesbury	Canada	Supercalendered, newsprint	570
Reisholz(2)	Germany	Supercalendered	215
Sachsen	Germany	Newsprint, directory	340
Summa	Finland	Machine finished, newsprint, improved newsprint	415
Varkaus	Finland	Directory, improved newsprint, newsprint	285
Veitsiluoto	Finland	Light-weight coated, medium-weight coated	440
Whiting	United States	Light-weight coated	220

Total, Publication Paper			8,155

Fine Paper(1)
Berghuizer (2)	The Netherlands	Wood free uncoated	245
Imatra	Finland	Wood free uncoated	215
Kimberly	United States	Wood free coated	500
Nymölla	Sweden	Wood free uncoated	485
Oulu	Finland	Wood free coated	1,045
Suzhou	China	Wood free coated	220
Uetersen	Germany	Wood free coated	210
Varkaus	Finland	Wood free coated, wood free uncoated	235
Veitsiluoto	Finland	Wood free uncoated	555
Wisconsin Rapids	United States	Wood free coated	470

Total, Fine Paper			4,180

(1)	In March 2006, we completed the sale of our Grycksbo Mill. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Divestitures.”
(2)	We have announced our intention to close the Berghuizer and the Reisholtz Mills during 2007. We have now finalized the schedule for closing the Berghuizer Mill. Paper machine No. 7 will permanently cease production on April 16, 2007 and paper machine No. 8 on October 31, 2007.

Mill	Location	Grade/Product	Capacity as of December 31, 2006 (thousands of metric tons)
Packaging Boards Consumer Boards
Baienfurt	Germany	Folding boxboard	210
Barcelona	Spain	White line chipboard	170
Fors	Sweden	Folding boxboard	390
Imatra	Finland	Solid bleached sulphate board, folding boxboard, liquid packaging boards	920
Ingerois	Finland	Folding boxboard	210
Skoghall	Sweden	Liquid packaging boards, folding boxboard, white top linerboard	740

Total, Consumer Boards			2,640

Industrial Packaging
Industrial Papers
Heinola	Finland	Supercalendered fluting	285
Imatra	Finland	Laminating papers	25
Kotka	Finland	Laminating papers	160
Ostroleka	Poland	Testliner, recovered paper fluting, sack and wrapping papers	255

Total, Industrial Papers			725

Coreboard
Pori	Finland	Coreboard	130
Soustre	France	Coreboard	90
Varkaus	Finland	Coreboard	100
Wisconsin Rapids	United States	Coreboard	35

			355

Total Industrial Packaging			1,080

Speciality Papers
Imatra	Finland	Coated specialities	80
Kimberly	United States	Coated specialities	120
Stevens Point	United States	Coated specialities	130
Uetersen	Germany	Coated specialities	65

Total, Specialty Papers			395

Total, Packaging Paper and Board			4,115

Further Processing Consumer Boards
Plastic Coating Plants
Forshaga	Sweden	Plastic coating	135
Imatra	Finland	Plastic coating	280
Karhula	Finland	Plastic coating	55

Total, Plastic Coating Plants			470

Industrial Packaging
Corrugated Packaging
Arzamas	Russia	Corrugated packaging	110
Balabanovo(1)	Russia	Corrugated packaging	150
Heinola	Finland	Corrugated packaging	130
Jönköping	Sweden	Corrugated packaging	90
Kaunas	Lithuania	Corrugated packaging	20
Komarom(2)	Hungary	Corrugated packaging	—
Lahti	Finland	Corrugated packaging	80
Lodz (3)	Poland	Corrugated packaging	120
Mosina	Poland	Corrugated packaging	30
Ostroleka	Poland	Corrugated packaging	120
Páty	Hungary	Corrugated packaging	30
Riga	Latvia	Corrugated packaging	110
Ruovesi	Finland	Corrugated packaging	20
Skene	Sweden	Corrugated packaging	90
Tallinn	Estonia	Corrugated packaging	20
Tartu	Estonia	Corrugated packaging	5
Tiukka	Finland	Corrugated packaging	20
Tuchy	Poland	Corrugated packaging	120
Vikingstad	Sweden	Corrugated packaging	50

Total, Corrugated Packaging			1,315

(1)	In March 2007, we announced our €23.0 million investment on corrugated packaging plant in Balabanovo, Russia.
(2)	In March 2007, we announced our €15.0 million investment on corrugated packaging plant in Komarom, Hungary.
(3)	In March 2007, we announced our €8.0 million investment to expand the existing plan in Lodz, Poland.

Mill	Location	Grade/Product	Capacity as of December 31, 2006 (thousands of metric tons)
Cores
Hangzhou	China	Cores	45
Corenso Edam	The Netherlands	Cores	10
Corenso Elfes	Germany	Cores	35
Corenso Svenska	Sweden	Cores	35
Corenso Tolosana	Spain	Cores	15
Corenso UK	United Kingdom	Cores	40
Imatra	Finland	Cores	7
Loviisa	Finland	Cores	22
Pori	Finland	Cores	13
Wisconsin Rapids	United States	Cores	25

Total, Cores			247

Chemical Pulp
Enocell	Finland	Short and long-fiber	650
Kaukopää	Finland	Short and long-fiber	860
Kemijärvi	Finland	Long-fiber	250
Kotka	Finland	Long-fiber	175
Norrsundet	Sweden	Long-fiber	300
Nymölla	Sweden	Short and long-fiber	335
Ostroleka	Poland	Long-fiber	105
Oulu	Finland	Short and long-fiber	370
Skutskär	Sweden	Short, long-fiber and fluff pulp	570
Skoghall	Sweden	Long-fiber	305
Tainionkoski	Finland	Short and long-fiber	170
Varkaus	Finland	Short and long-fiber	225
Veitsiluoto	Finland	Short and long-fiber	385
Wisconsin Rapids	United States	Short and long-fiber	400

Total, Chemical Pulp			5,100

Deinked Pulp
Duluth	United States	Deinked pulp	100
Hylte	Sweden	Deinked pulp	380
Langerbrugge	Belgium	Deinked pulp	650
Maxau	Germany	Deinked pulp	295
Sachsen	Germany	Deinked pulp	430

Total, Deinked Pulp			1,855

CTMP
Fors	Sweden	Chemi-thermo-mechanical pulp	160
Kaukopää	Finland	Chemi-thermo-mechanical pulp	125
Skoghall	Sweden	Chemi-thermo-mechanical pulp	250

Total, CTMP			535

Associated companies
Sunila (50%)	Finland	Long-fibre	185
Veracel (50%)	Brazil	Short-fibre (euca)	500

Total, Associated Companies			685

Mill	Location	Grade/Product	Sawing capacity as of December 31, 2006 (in thousands of cubic meters)	Further processing capacity as of December 31, 2006 (in thousands of cubic meters)
Wood Products
Ala	Sweden	Redwood	380	30
Alytus	Lithuania	Whitewood, Redwood	180	90
Amsterdam	The Netherlands	—	—	110
Bad St. Leonhard	Austria	Central European Timber	370	240
Brand	Austria	Central European Timber	420	275
Gruvön	Sweden	Whitewood, Redwood	420	150
Honkalahti	Finland	Whitewood, Redwood	350	90
Imavere	Estonia	Whitewood, Redwood	400	155
Impilahti	Russia	Whitewood	120	—
Kitee	Finland	Whitewood	390	120
Kopparfors	Sweden	Whitewood	300	150
Kotka	Finland	Whitewood	300	60
Launkaine	Latvia	Whitewood, Redwood	215	—
Nebolchi	Russia	Whitewood	120	—
Näpi	Estonia	Whitewood, Redwood	100	80
Paikuse	Estonia	Whitewood	220	80
Pfarrkirchen	Germany	—	—	150
Plana	Czech Republic	Central European Timber	350	255
Sauga(1)	Estonia	Whitewood, Redwood	80	50
Sollenau	Austria	Central European Timber	300	280
Tolkkinen	Finland	Whitewood	270	—
Uimaharju	Finland	Redwood	300	—
Varkaus	Finland	Whitewood	345	100
Veitsiluoto	Finland	Redwood	200	—
Viljandi	Estonia	—	—	20
Ybbs	Austria	Central European Timber	700	440
Zdirec	Czech Republic	Central European Timber	590	260

Total, Wood Products			7,420	3,185

(1)	In March 2007, we announced our planned closure of Sauga Sawmill in Estonia in June 2007. See Item 5 “Operating and Financial Review and Prospects—Recent Developments.”

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Please refer to “Forward Looking Statements” and “Item 3. Key Information—Risk Factors” for a discussion of the factors relevant to this discussion and other forward looking statements in this annual report.

General

The information in this section concerning our financial condition and results of operations refers to our consolidated financial statements beginning on page F-1 of this annual report.

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 33 to our consolidated financial statements.

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

In the past, consumption of most paper grades by end-users has in our experience increased steadily by approximately two to three percent annually, and levels of consumption have not typically followed price fluctuations. In contrast, demand for paper and board products by customers of paper producers has fluctuated significantly, suggesting that customer demand is driven by a combination of end-user consumption and changes in the levels of inventory that customers maintain. Certain customers aim to build inventories in anticipation of increases in paper and board prices and then satisfy end-user demand from their inventories when paper and board prices are high.

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

As a response to historically high paper and board prices and demand in 2000 and 2001, significant investments were made in Europe in the industry to increase production capacity. Over the past four years, this has lead to excess capacity in Europe, which combined with the decreased sales of the European excess production to Asia due to increased local capacity in that market has resulted in increasing pricing pressure for paper and board products. In addition, exports from Europe to United States has been impacted adversely by the weakening of the U.S. dollar against the euro.

The following table sets forth estimated global consumption of paper and board in 2006:

	Europe	North America	Asia and Oceania	World
	(million metric tons, except for sawn softwood)
Newsprint	11.0	9.8	13.1	39.0
Uncoated magazine paper	6.3	6.2	2.1	15.3
Coated magazine paper	7.6	5.9	3.2	17.8
Coated fine paper	8.2	6.4	11.9	29.9
Uncoated fine paper	9.8	12.9	21.9	52.6
Cartonboards	6.1	13.3	17.3	n/a
Sawn softwood (million cubic meters)	100	120	n/a	n/a

Source: International softwood conference, PPPC, RISI and Stora Enso.

In 2006, demand growth in printing and writing paper recovered slightly, and global demand grew by two percent after one percent growth in 2005. Coated woodfree paper and SC paper increased the most with almost four percent growth, whereas uncoated woodfree and coated mechanical paper demand increased by one percent. Growth was fastest in Eastern Europe, China and Latin America, where growth rates were between seven and ten percent. Growth in North America was flat and demand in Western Europe grew by less than one percent. Despite the recent modest growth in capacity in the printing and writing paper sector, exports still account for a high proportion of Western European production, representing one-fourth of coated magazine paper production. Imports of printing and writing paper, particularly coated woodfree paper, have continued to grow strongly to North America, where imports currently account for over one-fourth of market demand. Demand for packaging board remained steady in 2006 and was somewhat stronger than in 2005 in Europe and North America. However, growth was fastest in Eastern Europe and China. Wood products benefited from strong construction activity, increasing demand in Europe, the Middle East and Japan. However, constraints on the availability of sawlogs restricted supply. Demand for sawn softwood in North America has plummeted, due to a rapid slowdown in the housing market.

In 2005, the global demand for paper and board products improved seasonally in the latter part of the year, but the total annual growth was modest despite the strong economic growth in most regions. In advertising- driven paper grades, volumes increased slightly in Europe but decreased in North America. Excess capacity kept the markets competitive and prices low. Packaging board markets were stable and prices remained largely unchanged. Depressed profitability has prompted certain capacity closures, especially in North America. However, capacity continued to grow rapidly in Asia, especially in China, and net imports into the region declined. Restructuring in the industry continued and private equity firms consolidated further their role in the paper and board industry.

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

In 2006, our principal variable costs related to wood, timber and recycling paper, accounting for approximately 19 percent of sales; transport and sales commissions, accounting for approximately 12 percent of sales; production service, accounting for approximately 12 percent of sales; chemicals and filler, accounting for approximately nine percent of sales; and energy, accounting for approximately eight percent of sales. Historically, these percentages have remained relatively stable and have not varied significantly during the period from 2004 to 2006. However, prices for wood and timber and for energy may fluctuate significantly, affecting our profitability.

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

Among our fixed-cost components, personnel costs accounted for approximately 15 percent of sales and depreciation and amortization amounted to approximately seven percent of sales in 2006. Historically, these percentages have remained relatively stable and have not varied significantly during the period from 2004 to 2006. A one percent increase in payroll costs would increase our total personnel costs by approximately €22 million.

Near-term Outlook

In Europe, we expect demand for uncoated magazine paper to ease after strong growth in 2006. Demand for coated magazine paper has improved in early 2007, and we expect the demand to be moderately positive for 2007. We expect modest demand growth for newsprint. Demand for uncoated fine paper is expected by us to remain good, particularly in Eastern Europe. Demand is healthy and a strong order inflow is expected for coated fine paper and packaging boards. Demand for wood products is expected to be healthy in most of our markets.

In Europe, we have completed negotiations for newsprint prices, and prices increased by an average of five percent in Western Europe. In early 2007, magazine paper prices have declined, and we expect the prices to remain under pressure for our non-contractual business. We expect further price increases in uncoated fine paper and increases are also being negotiated in coated fine paper. We are implementing certain moderate increases in packaging board prices. In the packaging boards division, we expect production curtailments at the Enocell Pulp Mill in the second quarter of 2007 due to shortage of raw material. In wood products, we expect further product price movements to be likely, reflecting increased wood procurement costs.

In North America, we expect demand for newsprint to decline further. Demand for magazine paper, particularly coated magazine paper, is expected by us to remain weak due to seasonal reasons and underlying end-use weakness. We forecast demand in coated fine paper to remain flat. Prices for publication papers are still declining. Coated fine paper reel prices are under pressure, but we are negotiating some price increases for sheet products.

In China, we expect coated fine paper demand to improve later in the spring of 2007 and prices to firm up.

In Latin America, we anticipate modest growth in demand for coated magazine paper, but the downward price pressure is increasing in the market.

We expect our operational cost inflation to be two to 2.5 percent higher in 2007 when compared to 2006 levels, primarily because of increased wood costs, including the impact of the Russians export duties on wood.

We have now finalized the schedule for closing the Berghuizer Mill in The Netherlands. Paper machine No. 7 will permanently cease production on April 16, 2007 and paper machine No. 8 on October 31, 2007. The total annual capacity of these machines is 245 thousand metric tons of uncoated fine paper. We expect to transfer approximately 80 thousand metric tons of the Berghuizer Mill’s annual production for customers to our Nymölla Mill in Sweden. The annual capacity of the Nymölla Mill will remain unchanged at 485 thousand metric tons, but the mill has made some investments in asset quality to supply products with higher value added to improve its customer service.

Recent Developments

Recent Divestitures

We have been actively streamlining our operations, focusing on our core businesses. Our recent dispositions include the following:

Mills.    In September 2006, we finalized the divestment of Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG. The transaction took the form of an asset sale. The divestment of the mill is expected to reduce the annual sales of the publication paper division by approximately €65 million and the working capital by approximately €8 million. As a result of the divestment, we recorded impairment and reorganization provisions totaling €47.0 million, with €14.2 million relating to the reorganization provision, of which €3.0 million remained on our balance sheet as of December 31, 2006.

In August 2006, we completed the sale of Cellulose Beira Industrial (Celbi) SA, its main asset being the Celbi Pulp Mill in Portugal, to Altri, a Portuguese company. The sales value (net of costs) was €423.5 million and resulted in a capital gain of €197.9 million. The divestment decreased our working capital by approximately €30 million.

In July 2006, we announced that we had signed a definitive agreement to sell our Pankakoski Mill, Finland to an international group of investors led by Dr. Dermot Smurfit and including Landsdowne Capital Limited. The Pankakoski Mill was a part of the packaging boards division. The sale proceeds were €5.2 million. Our interest-bearing net liabilities were decreased by approximately €20 million and we recorded a fixed asset impairment of €15.8 million. The net impact of the sale was a loss of €10.6 million. Annual sales of the packaging board division will decrease by approximately €60 million and the working capital by approximately €12 million, eventhough we do not expect the divestment to have a material effect on our future operating profit.

In March 2006, we completed the sale of our Grycksbo Mill in Sweden to Accent Equity, a Swedish private equity firm. The net sales price was €37.4 million after costs, resulting in a fixed asset impairment of €23.9 million, in order to reduce the value of its net assets down to the level of the net sale proceeds, and a cumulative translation adjustment charge of €2.2 million on account of accumulated currency losses. As a result of the disposal, our annual sales are expected to decrease by approximately €140 million and working capital by approximately €6 million. The divestment will have no material effect on operating profit, eventhough our debt will be reduced by the amount of the sales proceeds. We also completed the sale of our Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The sales price of the equity was €1.1 million. The divestiture had no material impact on our profit.

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

Also in March 2004, we sold 146 thousand hectares (approximately 365 thousand acres) of our forest land in Ontario, Canada. In December 2003, we wrote down the book value of our forest land in Ontario by €17.6 million.

Other.    In June 2006, we sold our sheeting operations at Lübeck to OKAB Convert AB (“OKAB”). The sale had no material impact on our financial condition or results of operations.

In August 2005, we signed an agreement to divest our 18.8 percent ownership of Advance Agro Public Company Limited of Thailand to private investors based in Hong Kong for $80 million (€65 million). The divestment was completed in 2006.

Recent Acquisitions

In September 2006, we finalized our acquisition of all shares in the now renamed Stora Enso Arapoti Indústria de Papel Ltda. and Stora Enso Arapoti Empreendimentos Agrícolas Ltda; the assets were formerly owned by Inpacel—Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper Inc. The transaction comprised a paper mill producing coated mechanical paper, a sawmill and approximately 50 thousand hectares of land, of which approximately 30 thousand hectares are productive plantations. The acquisition value (including costs) was €320.0 million. The acquired equity in the local books amounted to €244.5 million, leaving €75.5 million to be allocated in the purchase price allocation, principally to tangible fixed assets, and there was no goodwill. However, the acquisition accounting remains provisional until the fair valuations have been finalized.

In April 2006, our subsidiary, Corenso United Oy Ltd, signed an agreement with Foshan Huaxin Packaging Co. Ltd. to purchase the assets of its core manufacturing plant in Nanhai Foshan in Guangdong province, China. Corenso will relocate the production to a new core manufacturing plant with an annual capacity of 20 thousand metric tons in Sanhui, Foshan, which is expected to start production in 2007.

In December 2005, we acquired a wood procurement company in Russia in a transaction valued at €6.1 million as a part of our effort to enhance our fiber supply. This acquisition did not affect our turnover as the supplies are internal.

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

In June 2005, we completed the acquisition of the 29 percent minority holding from UPM-Kymmene in Corenso United Oy Ltd., following approval by regulatory and competition authorities. Corenso is a leading producer of coreboard and cores and tubes for industrial use and has four coreboard mills and 14 core factories in Europe, China and North America and associated companies in Canada and Spain.

In April 2005, we completed an acquisition of a leading French paper merchant, Papeteries de France (“PdF”), from International Paper for a debt-free acquisition price of €17.1 million. PdF became part of our merchants segment, Papyrus.

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

Profitability Improvement Plan and Asset Performance Review

In 2005, we introduced two profit improvement programs, Profit 2007 and the Asset Performance Review covering Stora Enso’s operations in its mature markets: Europe and North-America.

The initial target of the Profit 2007 was an improvement of €300 million in annual pre-tax profit from mid-2007 onwards based on 2005 price and cost levels, and was net of implementation costs. The measures needed to achieve this improvement have addressed three main areas: production costs, support and administration costs and sales and production mix. This was expected to result in a reduction in personnel of 2,000. In addition, a further 600 to 700 personnel reduction potential was identified relating to outsourcing opportunities.

The Profit 2007 program has proceeded well and an improvement of €310 million on an annual level was reached by the end of 2006. In the area of production costs, the initiatives have included energy savings programs, reduced use of chemical pulp, recipe changes and more efficient globally co-ordinated purchasing. The actions taken in the area of support and administration have included reorganization of the sales network (Fine Paper and Wood Products); restructuring logistics operations; cost savings through information technology standardization and merging North American and European information technology; shared services in accounting and pay-roll in Finland, Sweden and Germany; integration of mill administration; and moving a major part of Financial Services from London to Helsinki. The sales and production mix has included improving product portfolios at various mills, optimizing logistics, improving market mix and enhancing customer focus and pipeline management.

Under the Profit 2007 program, a total of approximately 1,600 in personnel have been reduced, and we expect to exceed the reduction target of 2,000 by the end of 2007. One-half of these have been white collar staff, and slightly more than one-half of the reductions have been made in the Nordic countries and the remainder elsewhere in Europe. Only 180 of the 600 to 700 possible personnel outsourcing opportunities identified have been implemented, however. Our management considers this a disappointment and believes that there is clearly room for improvement.

The Asset Performance Review targeted the closure of four production units and the divestment of five mills. These targets were reached ahead of schedule. Four paper mills were also placed under scrutiny. The criteria used for shutting down a machine have been lack of profitability due to poor asset quality and lack of demand for specific grades, or a decision to exit a product segment. These closures reduced Stora Enso personnel by approximately 650. The Linghed Sawmill, the Grycksbo single-coated fine paper mill, the Pankakoski Board Mill, the Celbi Pulp Mill and the Wolfsheck Paper Mill were divested, reducing personnel by approximately 1,280. The decisions to divest these mills were based on an assessment of their profit potential, strategic fit and realizable value, as well as an analysis of whether the units in question would undermine the Group’s remaining product palette if in other ownership.

As a result of the placement of four mills under scrutiny, that covered the Berghuizer Mill in The Netherlands, the Reisholz Mill in Germany, the Summa Mill in Finland and the Uetersen Mill in Germany, the plan is to close two of these units, the Berghuizer Mill, with 245 thousand metric tons of uncoated fine paper capacity, and the Reisholz Mill, with 215 thousand metric tons of super-calendered capacity, because of poor current profitability and lack of future profitability prospects. See “—Near-term Outlook” above.

The Summa Mill improved its financial performance through locally agreed efficiency measures that included salary and wage adjustments and freezes, agreements on operator maintenance and sharing maintenance resources. The Uetersen Mill plays an important part in the Group’s graphic paper product portfolio, and has improved its financial performance through measures such as personnel reductions and changes in local labor agreements. Both the Summa and the Uetersen Mills will need to improve their profitability further, however.

We are in full process of reviewing the group strategy. The strategy review process has been accelerating in the first quarter of 2007 and has been and continues to be one of the first tasks for our new chief executive officer. We are working with a thorough analysis of the group’s business and business portfolio as well as an asset analysis and a review of geographical coverage. The Asset Performace Review was the first step in this process and our management believes that it is clear that the measures taken as part of this and other initiatives will continue. Certain of our mills are still not meeting their financial targets, asset quality is not sufficiently high and increasing raw material and energy costs are challenging profitability.

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

In 2003, results of our North American operations remained unsatisfactory due to the persistently weak market conditions and an increased cost base. Consequently, the profit enhancement plan was expanded in August 2003 by a further $65 million (€48 million) to reduce annual costs including further workforce reductions and additional permanent machine shutdowns. By the end of 2003, three older, under-performing machines with a total annual capacity of 185 thousand metric tons had been permanently shut down, and two other machines had been modified to improve their productivity.

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

In 2006, we concluded a three-phase approach to improve profitability at the Port Hawkesbury Mill in Nova Scotia, Canada. This allowed us to renew operations subsequent to a ten-month lock-out and indefinite shutdown of the facility. The three-phase approach targeted energy cost reductions, personnel reductions and increased flexibility related to labour, and locally imposed tax relief. Phase one was completed when our management proposed and the local union ratified a new five-year collective bargaining agreement effective from May 31, 2006 to May 31, 2011. Key components of the contract included a ten percent decrease in wages from the 2006 level, changes to key work practices such as flexibility and overtime, and 54 permanent reductions to the workforce which were achieved through a voluntary early retirement program. In addition, all management personnel agreed to a ten percent reduction in salaries. Phase two was completed when the Nova Scotia Utility and Review Board established a new rate formula for large industrial customers which allows us to purchase electricity based on the actual cost of production for Nova Scotia Power Inc. Phase three was completed when the local municipal government agreed to reduce taxes through a new ten-year realty tax agreement. In conjunction with the realty tax agreement, the Province of Nova Scotia agreed to phase out the capital tax. Under current economic conditions, the Port Hawkesbury Mill will continue to face the economic challenges of the North American market due to the strength of the Canadian dollar in relation to the U.S. dollar. This condition puts particular pressure on all Canadian manufacturing industries exporting into the United States.

Other Restructuring

As part of our asset restructuring plan, we have invested approximately €58 million between the years 2004 and 2006 to modernize selected pulp and paper machines in our magazine paper product area, including rebuilding the light-weight coated paper machine no. 26 at our Biron Mill, on which we invested €14.0 million in 2005 and €23.3 million in 2004.

In 2005, our Corbehem Mill in France made a reorganization provision of €47.3 million relating to the proposed closure of its paper machine no. 3 and paper machine no. 4. Additional provisions of €9.9 million were expensed in 2006 and, as of December 31, 2006, the remaining provision amounted to €51.6 million. Personnel reductions announced in 2006 amounted to 45 in addition to the 398 already announced in 2005. However, due to the local legal requirements, most staff reductions cannot take place until 2007 and, therefore, the number of employees has only decreased from 856 to 770 in 2006.

In 2006, we recorded provisions relating to plant closures. In the packaging board division, we closed down paper machine No. 31 at the Stevens Point Mill in the United States in March 2006 and closed down the Hammarby Mill in Sweden in May 2006. In the fine paper division, we closed down paper machine No. 1 at the Varkaus Mill in Finland in December 2006. For additional discussion, see note 23 to our consolidated financial statements beginning on page F-1 of this annual report.

Changes in Organizational Structure

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

On February 2, 2006, we announced our decision to develop our organization and manning by revising our staff function and geographic division structure. The first phase of these changes was implemented on February 1, 2006, and the remaining changes took effect on April 1, 2006. See “Item 6. Directors, Senior Management and Employees—Management of Stora Enso—Executive Management Group.”

Other Recent Developments

In March 2007, we announced that we have signed an agreement with Neste Oil Corporation to develop together technology for producing new-generation biofuels from wood residues to replace fossil fuels in transportation. The first step will be to design and build a demonstration plant at our Varkaus Mill in Finland. The demonstration plant, which will be owned on a 50/50 basis by the parties, is expected to start up in 2008. The €14 million demonstration plant will be integrated into the energy infrastructure of the Varkaus Mill. Following the development phase, the partners expect to build a full-scale commercial production plant at one of our mills. This facility is also anticipated to be owned on a 50/50 basis between the partners. We will be responsible for supplying the wood biomass and utilizing the heat generated at our pulp and paper mill and Neste Oil Corporation will be responsible for final refining and marketing of the biofuels produced.

In March 2007, we also announced that we will expand our corrugated packaging business in Komarom, Hungary and Balabanovo, Russia by constructing new plants, and by expanding the existing plant at Lodz, Poland. In Balabanovo and Komarom, we will build offset printed micro-flute packaging plants to meet the customers’ growing demand. The investment to the Balabanovo plant is estimated to amount to approximately €23.0 million and in Komaron €15.0 million. The plant will be build at the existing Balabanovo site to benefit from synergies. The project in Balabanono will start in the second quarter of 2007 and is scheduled to be completed in the second quarter of 2008, and the project in Komarom will start in the first quarter of 2008 and is scheduled to be completed in the third quarter of 2008. In Lodz, we will establish heavy-duty box production capacity to respond the customer needs by offering new types of product to the Polish markets. The investment in the new plant is estimated to amount to approximately €8.0 million. The project is scheduled to be completed in the first quarter of 2008.

In March 2007, we also announced that we are planning to close down the Sauga Sawmill in Estonia in June 2007. The closure will not have a material impact on our annual sales, but it is expected to have a slightly positive impact on our operating profit for 2007. Due to the closure, we will record a write-down and a restructuring provision totaling approximately €12.0 million as non-recurring items in the first quarter of 2007. The Sauga Sawmill has an annual technical production capacity of 130 thousand cubic meters of sawn wood, of which 90 thousand cubic meters can be further processed. We plan to utilize some of the Sauga Sawmill’s machinery at our other sawmills, to the extent feasible. The Sauga Sawmill had 107 employees as of March 7, 2007. The opportunities for internal redeployments are looked for approximately 30 positions. Outplacement for other forest products companies in the area and financing of retraining to take up employment outside the forest products industry are also being considered for the employees at the Sauga Sawmill.

In January 2007, we signed a loan agreement with the European Investment Bank for a €140 million loan facility to finance part of our investment in research and development in Finland and Sweden over the next five years.

In December 2006, we announced that we will invest €54.8 million in rebuilding fine paper machine 3 at our Varkaus Mill in Finland in order to improve efficiency at the mill and profitability in the office paper business area. The investment is expected to increase the mill’s annual production capacity by approximately 95 thousand metric tons to 315 thousand metric tons of uncoated fine paper. The project is scheduled to be completed in December 2007. Following the investment, envelope paper production will be transferred from the Veitsiluoto Mill to Varkaus, allowing the Veitsiluoto Mill to specialize in producing document printing paper. Production of writing paper will be transferred from the Varkaus Mill to the Imatra Mill.

In December 2006, we announced that we will invest in coreboard production at the Wisconsin Rapids Mill in the United States. Corenso, our subsidiary company, will rebuild and restart paper machine 12 for coreboard production in response to customer needs. The capital expenditure of approximately €27 million is planned to enhance asset and product quality and to improve cost competitiveness. The rebuild scheduled to commence in May 2007 and is expected to be completed during the first quarter of 2008. As a result of this investment, board machine 13, which currently produces coreboard, will be shut down, as it has limited prospects for continued productivity.

In November 2006, we sold our entire holding of 2,209,340 shares in Finnlines Plc, a Finnish listed company, for €35 million. The shares represented 5.43 percent of the total number of outstanding shares in Finnlines. We recorded a capital gain of €33 million as a non-recurring financial item in our results for the fourth quarter of 2006.

In October 2006, we announced our approval of three separate investments to be implemented at our Anjala and Oulu Mills in Finland and our Bad St. Leonhard Sawmill in Austria. The investments aim for productivity improvements and the improvements are estimated to be completed in the first half of 2008, by mid-2008 and in the first quarter of 2008, respectively. The total investments to these three mills are estimated to amount to €74.5 million.

In September 2006, we signed a contract with Beihai city in the Guangxi province, China, to secure fiber resources. Under the contract, the Beihai City will provide us with a total of 30,813 hectares of plantations and land through purchasing existing plantations and establishing new plantations on forestland between 2006 and 2008.

In August 2006, we announced our investment of €31.5 million in the Nebolchi Sawmill and €12.5 million in the Impilahti Sawmill in Russia. The investments are targeted to upgrade the sawmills to manufacture products with added value as well as to improve access to the fast-growing building material markets in Russia. As a result of the project, which is scheduled to be completed in 2008, the annual production capacity at Nebolchi will be almost doubled to 220 thousand cubic meters and the number of employees is expected to increase by 57. At the Impilahti Sawmill, the annual production capacity will be increased slightly to 140 thousand cubic meters and the number of employees by 11 persons. The project is expected to be completed in 2007.

In May 2006, we announced that we will build a third corrugated packaging plant in Lukhovitsy, Russia. The annual production capacity of the plant will be 150 million square meters of corrugated board. The plant will employ approximately 175 persons. The capital expenditure is estimated at €54 million. Construction of the plant started in September 2006, with production expected to start in the first quarter of 2008.

In April 2006, we announced that our new paper machine at the Kvarnsveden Mill in Sweden was inaugurated. The machine produces high-quality super-calendered magazine paper. The annual production capacity is 420 thousand metric tons of paper produced from fresh fiber. The total investment of approximately €450 million was one of the largest industrial investments in Sweden. The investment was a part of our asset restructuring program.

In April 2006, we signed an agreement with Shandong Huatai Paper Co Ltd., a company belonging to Huatai Group and listed on the Shanghai Stock Exchange, to form a joint publication paper company. The agreement was based on a feasibility study as announced in 2004. We hold 60 percent of the share capital of the joint venture company. The total investment of the joint venture is estimated to be approximately $100 million (€83 million), of which our share is 60 percent. The joint venture’s paper machine at Dongying in Shandong province in China is planned to have an annual production capacity up to 200 thousand metric tons of super-calendered magazine paper and other publication paper grades based on recovered fiber. Assembly of the production line is expected to start in mid-2007 and the production of the paper machine is expected to start up in late 2007.

In March 2006, we announced that we will rebuild the woodhandling department at our Varkaus Mill in Finland. The existing four-line woodhandling facility will be replaced with modern two-line debarking, chipping and screening equipment. The total capital expenditure is expected to amount to approximately €47 million. The project is expected to be completed in September 2007.

In March 2006, we sold our entire holding of 8,746,620 shares in Sampo Oyj for approximately €155 million. The shares represented 1.54 percent of the total number of outstanding shares in Sampo Oyj. As a result, we recorded a capital gain of €130.0 million as a non-recurring financial item in our results for the first quarter in 2006. The shareholding in Sampo Oyj had been a non-core financial investment. The sale was consistent with our objective of concentrating our capital resources on our core businesses.

At the Port Hawkesbury Mill in Canada, labor negotiations were ongoing for almost two years from 2004 to 2006. The mill was shutdown in December 24, 2005 and restarted in October 2006 due to the labor dispute. Both of the mill’s paper machine were operating at the end of November 2006. (See Item 3 “Key Information—Risk Factors—A significant portion of our employees are members of labor unions and we may face labor disruptions that could interfere with our operations and have a material adverse effect on our business, financial condition or results of operations” and Item 6 “Directors, Senior Management and Employees—Employees—Labor Disputes.”)

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

In November 2005, we signed an agreement with Gaofeng Forest—Pulp & Paper Company to purchase 34 thousand hectares (approximately 85 thousand acres) of timber and land use rights in Guangxi, China. We also bought 37 thousand hectares (approximately 92.5 thousand acres) of land for plantations in Southern Brazil and 20,000 hectares (approximately 50 thousand acres) in Uruguay during 2005. In 2005, a total of €63.0 million was invested in purchasing land use rights and land.

A new collective bargaining agreement for the paper industry in Finland was signed in July 2005. This was preceded by a labor dispute in Finland during the second and third quarters of 2005. We estimate that the labor dispute reduced our operating profit by approximately €190 million in, assuming full product levels.

The Veracel Pulp Mill in Brazil, a joint venture between us and Aracruz Celulose S.A., started sustainable production of eucalyptus pulp in May 2005. The annual capacity of the mill in full production is 900 thousand metric tons, with our share being 50 percent of the production. Pulp shipments to our mills in China and Europe commenced in July 2005. The total investment, including plantations, the mill and infrastructure, was €1,325 million, the appreciation of the Brazilian Real having increased this by approximately €320 million in 2005. Of the total investment, 45 percent was financed by equity investment made by us and Aracruz Celulose S.A. and 55 percent was financed by U.S. dollar and Brazilian real loans from a development banks. As of December 31, 2005, our equity investment in this project amounted to €327.8 million. We are also studying possibilities to build a second eucalyptus fiber line at the Veracel Pulp Mill.

On February 3, 2004, we announced our plan to rebuild the boiler 2 at the Hylte Mill in Sweden. The project was completed during 2006 at a cost of €40.9 million, of which €27.0 million was invested in 2006 and €13.9 million in 2005.

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

In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. We remain subject to currency exchange risk, on the cost side, mainly related to fluctuations in exchange rates for the Swedish krona and, on the income side, mainly related to fluctuations in the exchange rates for the U.S. dollar and the British pound sterling. In addition, we are exposed to fluctuations in the Brazilian real and Chinese renminbi.

Transaction risk is the risk that our profit could be affected as a result of foreign exchange rate movements. In accordance with our policy, we can hedge up to 75 percent of our 12-month currency flows outside the euro area. For a more detailed discussion of our management of exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

During 2006, the U.S. dollar depreciated against the euro by a total of 0.9 percent, when comparing the average rates for the years 2005 and 2006. Both the British pound sterling and the Swedish krona remained largely at the same levels against the euro when comparing the average rates for the same years.

During 2005, the U.S. dollar remained largely at the same level against the euro, when the comparing average rates for the years 2004 and 2005, whereas the Swedish krona depreciated against the euro by a total of 1.7 percent. The British pound sterling depreciated against the euro by a total of 0.8 percent in 2005.

During 2004, the U.S. dollar depreciated against the euro by a total of nine percent, when comparing average rates for the years 2003 and 2004. The Swedish krona remained largely at same level against the euro when comparing the average rates for the years 2004 and 2003. The British pound sterling appreciated against the euro by a total of two percent in 2004.

Critical Accounting Policies

General

Our principal accounting policies are described in more detail in note 1 to our consolidated financial statements beginning on page F-1 of this annual report. The preparation of consolidated financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates.

Our management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

Fixed Assets

For material fixed assets in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Our management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable under the circumstances. However, different valuation assumptions and assigned lives could have a significant impact on the amounts reported through our financial statements.

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

Goodwill

Under IFRS, goodwill is not amortized. Goodwill is tested for impairment at the cash-generating unit (“CGU”) level or by group of CGUs at least on an annual basis and any impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units in a CGU or group of CGUs and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital. If the carrying amount exceeds the value-in-use, then assets within the CGU or group of CGUs are considered to be impaired, and the difference is allocated to goodwill and then on a pro-rata basis to the other long-lived assets until the carrying value equals value-in-use.

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

Fair value is determined based on a discounted cash flow valuation. The method is the same as the method being used for IFRS purposes with the exception of using a post-tax discount rate. Changes in any of these estimates could have a material effect on the fair value of these assets in future measurement periods. On an ongoing basis, we perform our annual impairment tests during the third quarter of each year.

Available for sale Instruments

The fair values of publicly traded securities are based on quoted market prices at the balance sheet date, whereas the fair values of other securities, mainly energy-related investments, are assessed using a variety of methods such as discounted cash flow models, comparable trading and precedent transaction multiples; these three methods create a range of the fair values, the average of which is then used. The discounted cash flow model for energy-related investments includes future projections of electricity prices, production costs, inflation and capital expenditures, the projected net annual cash flows being discounted with the weighted average cost of capital. Trading multiples are based on listed securities price-earnings ratios in the same industry.

Derivatives

As an international producer and seller of paper and forest products, we are exposed to foreign exchange rate movements. In accordance with our policy, in 2006, we hedged a maximum of 75 percent of the upcoming

12 months’ net exposure in a specific currency. Our translation risk exposure policy aims to minimize this risk by funding investments in the same currency as the net assets, whenever this is possible and economically viable.

We apply hedge accounting for cash flows related to external sales, however, derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the effect appearing in operating profit in the income statement.

Prices for paper and wood products are cyclical in nature and, consequently, earnings are exposed to commodity price volatility, thus, we hedge our end-product markets. The group has implemented a commodity risk management framework in the areas of fiber and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the group treasury. All financial derivatives used in hedging group exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied. Derivative financial instruments that do not fulfill the criteria for hedge accounting are fair valued with the effect appearing in operating profit in the income statement.

We have evaluated the risks of losing the hedge accounting criteria for each instrument due to the sensitiveness of the estimates used when the upcoming 12 months net exposure is determined.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments, derivative financial instruments, intercompany inventory profits, and tax losses carried forward which are recognized as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilized.

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

Post-Retirement Benefits

We operate a number of defined contribution and defined benefit plans worldwide, the assets of which are generally held in trustee administered funds. Payments to defined contribution pension plans are charged to the income statement in the year to which they relate and no further liability arises. However, for defined benefit plans, accounting costs are assessed using the projected unit credit method under which the cost of providing pensions and other benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year; the full cost of the benefit is thus matched to the periods in which service is rendered.

The defined benefit obligation (“DBO”) is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. Pension assets are fair valued and the difference between that and the DBO represents the unfunded liability on the balance sheet. Any past service costs will remain off balance sheet to the extent that they are unrecognized and are spread forward over the average remaining vesting period of the effected employees.

The determination of our pension obligation and expense is subject to the selection of certain assumptions used by actuaries in calculating such amounts, including, among others, the discount rate, the expected rate of return on plan assets, the annual rate of increase in future compensation levels and estimated life expectancies.

Amounts charged in the income statement are based on reports from independent actuaries, however, where actual results differ from the initial estimates, together with the effect of any change in assumptions or other factors, these differences are recorded directly in equity, as disclosed in the statement of recognized income and expense.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations and which do not contribute to current or future revenues are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. However, establishing the precise nature of any contingent liability for environmental liabilities is by its very nature extremely subjective, thus our management can only make its best estimate based on the facts known at the time and by using external advice where appropriate.

New Accounting Standards

IFRS Developments

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after January 1, 2007, but which the group has not adopted early are explained in note 1 to our consolidated financial statements beginning on page F-1 of this annual report.

U.S. GAAP Developments

SFAS 155

In February 2006, the U.S. Financial Accounting Standards Board (“FASB”) issued Statement, Financial Accounting Standard No. 155: Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. We will adopt this standard beginning on January 1, 2007 and are currently investigating the impact of the standard on our results of operations and financial condition under U.S. GAAP.

SFAS 157

In September 2006, the FASB issued Statement, Financial Accounting Standard No. 157: “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance related to the definition of fair value, establishes a common framework for measuring fair value under U.S. GAAP, and expands disclosures required about fair value measurements. This statement applies only where fair value is required or permitted under other pronouncements and does not propagate new fair value measurements by itself. We will adopt this standard beginning on January 1, 2007 and are currently investigating the impact of the standard on our results of operations and financial condition under U.S. GAAP.

SFAS 159

In February 2007, the FASB issued Statement, Financial Accounting Standard No. 159: The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. We will adopt this standard beginning on January 1, 2008 and are currently investigating the impact of the standard on our results of operations and financial condition under U.S. GAAP.

FIN 48

In June 2006, the FASB issued FASB interpretation No. 48: Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109 (“FIN 48”) FIN 48 was issued to clarify the uncertainty in income taxes recognized in the financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt this standard beginning on January 1, 2007 and are currently investigating the impact of the standard on our results of operations and financial condition under U.S. GAAP.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108: Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. This method of quantifying misstatements is commonly referred to as the “dual approach” because it requires quantification of errors under both the “iron-curtain” and the “roll-over” methods. We adopted this standard effective on December 31, 2006 and the bulletin did not have a material impact on our results of operations and financial condition under U.S. GAAP.

Principal Differences between IFRS and U.S. GAAP

Our consolidated financial statements are prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in note 33 to our consolidated financial statements.

The principal differences between IFRS and U.S. GAAP that affect our net income, as well as our shareholders’ equity, relate to employee benefit plans, business combination of Stora and Enso, acquisition of Consolidated Papers Inc., derivative financial instruments, impairment of goodwill, impairment of fixed assets, stock based compensation, amortization of goodwill, restructuring reserve, forest calculations, emission rights, fair value of unlisted shares, fees on bond exchange, results in associates, minority buy-outs, and acquisition of minority interest.

Results of Operations

As of January 1, 2006, we adopted a new accounting policy “Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures,” pursuant to which all actuarial gains and losses are recognized directly in equity on our balance sheet. Amounts previously reported by us as net profit and shareholders’ equity differ from those amounts shown in the consolidated financial statements included in this annual report. This change in accounting policy was adopted retrospectively in accordance with the transitional provisions of the amendment, and comparative figures for the previous years have been restated. For more detailed information on the impact of the change in accounting policy as of and for the years ended December 31, 2004 and 2005, see “Adjustment for the Change in Accounting Policy: Post-Retirement Defined Benefit Plans” and note 21 to our consolidated financial statements beginning on page F-1 of this annual report.

In 2005, we changed our organizational structure so that our business segments are organized worldwide into four global product divisions: publication paper, fine paper, packaging boards and forest products. We report our results by six segments: publication paper, fine paper, merchants, packaging boards, wood products and wood supply. The tables below set forth sales and operating profit of our various segments for the years ended December 31, 2004, 2005 and 2006. The comparative figures for the year ended December 31, 2004 has been restated to reflect the above organizational changes.

Sales by Segment

	For the year ended December 31,
	2004	2005	2006
	(€ in millions)
Publication paper	4,621.4	4,675.9	4,773.4
Fine paper
Fine paper	2,668.8	2,690.3	2,956.3
Merchants	637.9	1,173.2	1,907.2
Packaging boards	3,053.4	3,190.2	3,531.5
Forest products
Wood products	1,566.8	1,588.3	1,676.4
Wood supply	2,481.5	2,501.9	2,647.2
Other(1)	543.0	653.7	838.4
Elimination of internal	(3,177.0)	(3,286.0)	(3,736.5)

Total	12,395.8	13,187.5	14,593.9

(1)	Other operations include the results of units that are not within our segments, such as separate transportation and sales and distribution companies.

Operating Profit (Loss) by Segment

	For the year ended December 31,
	2004		2005		2006
	(€ in millions)
		(1)		(1)		(1)
Publication paper	169.3	104.6	4.7	193.3	39.3	251.6
Fine paper
Fine paper	102.8	54.5	32.3	62.2	228.3	166.0
Merchants	10.1	11.2	(4.1)	3.3	33.1	32.7
Packaging boards	340.5	271.3	82.8	220.0	322.2	323.4
Forest products
Wood products	30.2	34.7	(55.6)	(3.1)	38.4	59.1
Wood supply	157.0	32.3	(14.6)	(11.8)	5.0	2.8
Other(2)	(74.4)	(81.9)	(105.3)	(106.4)	(42.5)	(78.1)

Operating profit (loss), total	735.5	426.7	(59.8)	357.5	623.8	757.5

Goodwill amortization	—	(90.2)	—	—	—	—
Non-recurring items(3)	—	399.0	—	(417.3)	—	(133.7)

Operating profit (loss), total	735.5	735.5	(59.8)	(59.8)	623.8	623.8

(1)	The operating profit (loss) presented by segments in these columns excludes goodwill amortization and non-recurring items.
(2)	Includes market services, being the sales network and logistics services, along with energy and staff/corporate functions.
(3)	The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and Asset Performance Review, including write-downs. The non-recurring items for 2006 consist mainly of items relating to the Asset Performance Review, impairment of assets in wood products division, release of provisions following the settlement of tax cases and decrease in pension expenses related to a change in our accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

The Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Sales

Group.    Our sales were €14,593.9 million in 2006, an increase of €1,406.4 million, or 10.7 percent, over sales of €13,187.5 million in 2005. Higher prices, especially in newsprint, and increased deliveries accounted for two-thirds of the sales increase. The Schneidersöhne and Arapoti acquisitions, partly offset by the divestment of our Grycksbo, Pankakoski, Celbi and Wolfsheck Mills, accounted for the remainder of sales growth.

Publication paper.    Sales by the publication paper segment were €4,773.4 million in 2006, an increase of €97.5 million, or 2.1 percent, over sales of €4,675.9 million in 2005. The increase was primarily attributable to higher sales prices.

Fine paper.    Sales by the fine paper segment were €2,956.3 million in 2006, an increase of €266.0 million, or 9.9 percent, over sales of €2,690.3 million in 2005. The increase was primarily attributable to increased sales volume.

Sales by the merchants segment were €1,907.2 million in 2006, an increase of €734 million, or 62.6 percent, over sales of €1,173.2 million in 2005. The increase was primarily attributable to the acquisition of Schneidersöhne.

Packaging Boards.    Sales by the packaging boards segment were €3,531.5 million in 2006, an increase of €341,3 million, or 10.7 percent, over sales of €3,190.2 million in 2005. The increase was primarily attributable to higher sales volume and increased sales prices.

Forest Products.    Sales by the wood products segment amounted to €1,676.4 million in 2006, an increase of €88.1 million, or 5.5 percent, over sales of €1,588.3 million in 2005. The increase was primarily attributable to higher sales prices.

Sales by the wood supply segment amounted to €2,647.2 million in 2006, an increase of €145.3 million, or 5.8 percent, over sales of €2,501.9 million in 2005.

Elimination of Internal Sales and Other Operations.    Elimination of internal sales, offset by other operations, amounted to a negative €2,898.1 million in 2006, compared to a negative €2,632.3 million in 2005.

Operating Profit (Loss)

Group.    We had an operating profit of €623.8 million in 2006, compared to an operating loss of €59.8 million in 2005. This difference was attributable primarily to non-recurring items with a negative effect of €133.7 million in 2006, compared to a negative effect of €417.3 million in 2005. Currency movements, mainly weakening of the U.S. dollar, had a negative impact on operating profit of €12.2 million, net of currency hedges. The non-recurring items in 2006 consisted mainly of net capital gains and losses and restructuring provisions related to the Asset Performance Review, impairment of assets in wood products, release of provisions following the settlement of tax cases and decrease in pension expenses related to a change in our accounting policy with respect to the recognition of acturial gains and losses arising from the defined benefit pension plans. Excluding non-recurring items, all of our segments reported higher operating profit in 2006 than in 2005, primarily due to higher sales prices especially in newsprint and wood products and the seven-week industry-wide labour dispute in Finland in 2005 which was estimated to reduce operating profit by approximately €190 million in 2005, assuming full production levels. However, the ten-month standstill at the Port Hawkesbury Mill in Canada and increased energy costs had partially offsetting negative impacts on operating profit.

Publication paper.    The publication paper segment had an operating profit of €39.3 million in 2006, an increase of €34.6 million, over an operating profit of €4.7 million in 2005. The operating profit in 2006 included non-recurring items with a negative impact of €212.3 million, compared to non-recurring items with a negative impact of €188.6 million in 2005. Excluding non-recurring items, operating profit for the publication paper segment increased in 2006 compared to 2005, primarily due to higher sales prices, especially in newsprint. In 2006, the standstill at the Port Hawkesbury Mill had a negative impact of approximately €45 million on our operating profit.

Fine paper.    Operating profit for the fine paper segment was €228.3 million in 2006, an increase of €196.0 million, over an operating profit of €32.3 million in 2005. The operating profit in 2006 included non-recurring items having a positive impact of €62.3 million, compared to non-recurring items having a negative impact of €29.9 million in 2005. Excluding non-recurring items, operating profit of the fine paper segment increased in 2006 compared to 2005, primarily due to higher deliveries and production volumes compared to the year 2005, which was negatively impacted by the labor dispute in the Finnish mills.

The merchants segment had an operating profit of €33.1 million in 2006, an increase of €29.0 million, over an operating loss of €4.1 million in 2005. The operating profit in 2006 included non-recurring items with a positive impact of €0.4 million, compared to a negative impact of €7.4 million in 2005. Excluding non-recurring items, operating profit of the merchants segment increased in 2006 compared to 2005, primarily due to acquisitions of Schneidersöhne, which was consolidated in 2006. The successful integration of recent acquisitions has also increased profitability by decreasing costs and improving efficiency.

Packaging Boards.    Operating profit for the packaging boards segment was €322.2 million in 2006, an increase of €239.4 million, over an operating profit of €82.8 million in 2005. The operating profit in 2006 included non-recurring items with a negative impact of €1.2 million, compared to a negative impact of €137.2 million in 2005. Excluding non-recurring items, operating profit of the packaging boards segment increased in 2006, primarily due to increased deliveries and prices partially offset by higher costs especially for energy, compared to 2005, which was negatively impacted by the labor dispute in the Finnish mills.

Forest Products.    The wood products segment had an operating profit of €38.4 million in 2006, compared to an operating loss of €55.6 million in 2005. The operating profit in 2006 included non-recurring items with a negative impact of €20.7 million, compared to non-recurring items with a negative impact of €52.5 million in 2005. Excluding non-recurring items, operating profit of the wood products segment increased in 2006 compared to 2005, primarily due to increased sales prices and improved internal efficiency partially offset by increased wood prices.

The wood supply segment had an operating profit of €5.0 million in 2006, compared to an operating loss of €14.6 million in 2005. The operating profit in 2006, excluding non-recurring items was €2.8 million, compared to an operating loss excluding non-recurring items of €11.8 million in 2005.

Other Operations.    Operating loss from our other operations decreased to €42.5 million in 2006, compared to operating loss of €105.3 million in 2005. This included non-allocated corporate overhead costs, logistics and sales network operations costs and fair valuation of share-based payments.

Financial Items

Financial income amounted to €253.6 million in 2006, an increase of €40.6 million, or 19.1 percent, compared to financial income of €213.0 million in 2005. The increase was mainly attributable to capital gains from the sale of shares in Sampo, a Finnish publicly traded financial services group, and in Finnlines, which was partly offset by the decreased currency exchange gains from borrowings and deposits. Financial expense amounted to €333.0 million in 2006, a decrease of €31.6 million, or 8.7 percent, compared to financial expense of €364.6 million in 2005. The decrease was mainly attributable to decreased currency exchange losses of derivatives that hedge borrowings and deposits. The decrease in financial expense was partly offset by the increased interest expenses on borrowings.

Profit (Loss)

We had a profit before tax of €631.8 million in 2006, an improvement of €776.0 million over a loss before tax of €144.2 million in 2005. The profit before tax in 2006 included non-recurring items with a positive impact of €29.3 million, compared to non-recurring items with a negative impact of €417.3 million in 2005. Income taxes in 2006 amounted to €42.6 million, compared to an income tax benefit of €36.8 million in 2005. Our effective tax rate in 2006 was 27.1 percent, compared to 25.5 percent in 2005 excluding non-recurring items. The change in the effective tax rate was mainly caused by a different composition of the relative size of our taxable results in various countries. The net profit for the year amounted to €589.2 million compared to a net loss of €107.4 million in 2005 and the profit attributable to minority shareholders was €4.2 million in 2006, compared to €3.7 million in 2005. The net profit attributable to the equity holders of the parent company amounted to €585.0 million in 2006, compared to a net loss of €111.1 million in 2005.

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

Fine paper.    Sales by the fine paper segment were €2,690.3 million in 2005, an increase of €21.5 million, or 0.8 percent, over sales of €2,668.8 million in 2004. The sales volume of the fine paper segment was negatively impacted by the labor dispute in Finland during the second and third quarter of 2005. The increase was primarily attributable to higher sales prices, partially offset by lower sales volume.

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

Operating Profit (Loss)

Group.    We had an operating loss of €59.8 million in 2005, compared to an operating profit of €735.5 million in 2004. This difference was attributable primarily to non-recurring items with a negative effect of €417.3 million in 2005 compared to a positive effect of €399.0 million in 2004. The non-recurring items in 2005 consisted mainly of items relating to the Profit 2007 program and the Asset Performance Review, including write-downs. This decrease in operating profit was offset in part by the strengthening of the U.S. dollar relative to the euro, which had a positive effect of €33.6 million on our operating profit in 2005 compared to 2004. Excluding non-recurring items, all of our segments, except publication paper and fine paper, reported lower operating profit in 2005 than in 2004, primarily due to lower sales volumes and higher variable costs, especially for transportation, wood and energy. However, higher product prices and decreased fixed costs had offsetting positive impacts on operating profit. During the second and third quarters of 2005, there was a labor dispute in Finland, which we estimate to have reduced our operating profit by approximately €150 million in the second quarter and by approximately €40 million in the third quarter of 2005, assuming full production.

Publication paper.    The publication paper segment had an operating profit of €4.7 million in 2005, a decrease of €164.6 million from an operating profit of €169.3 million in 2004. The operating profit in 2005 included non-recurring items with a negative impact of €188.6 million, compared to non-recurring items with a positive impact of €88.3 million in 2004. Excluding non-recurring items, operating profit for the publication paper segment increased in 2005 compared to 2004, primarily due to higher sales prices, partially offset by lower sales volume and higher energy costs and depreciation.

Fine paper.    Operating profit for the fine paper segment was €32.3 million in 2005, a decrease of €70.5 million, or 68.6 percent, from operating profit of €102.8 million in 2004. The operating profit in 2005 included non-recurring items having a negative impact of €29.9 million, compared to a positive impact of €76.5 million in 2004. Excluding non-recurring items, operating profit of the fine paper segment increased in 2005 compared to 2004, primarily due to higher sales prices, partially offset by lower volumes.

The merchants segment had an operating loss of €4.1 million in 2005, compared to an operating profit of €10.1 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €7.4 million, compared to a positive impact of €1.0 million in 2004. Excluding non-recurring items, operating profit of the merchants segment improved in 2005 compared to 2004, primarily due to lower contribution from fair valued inventory relating to acquisitions.

Packaging Boards.    Operating profit for the packaging boards segment was €82.8 million in 2005, a decrease of €257.7 million, from operating profit of €340.5 million in 2004. The operating profit in 2005 included non-recurring items with a negative impact of €137.2 million, compared to a positive impact of €84.4 million in 2004. Excluding non-recurring items, operating profit of the packaging boards segment decreased in 2005 compared to 2004, primarily due to higher oil and energy costs only partially offset by lower fixed costs.

Wood Products.    The wood products segment had an operating loss of €55.6 million in 2005, compared to an operating profit of €30.2 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €52.5 million, compared to non-recurring items with a positive impact of €16.8 million in 2004. Excluding non-recurring items, operating profit of the wood products segment decreased in 2005 compared to 2004, primarily due to poor business conditions and increased raw material costs.

The wood supply segment had an operating loss of €14.6 million in 2005, compared to an operating profit of €157.0 million in 2004. The operating loss in 2005 included non-recurring items with a negative impact of €2.8 million, compared to non-recurring items with a positive impact of €126.7 million in 2004. Excluding non-recurring items, operating profit of the wood supply segment decreased in 2005 compared to 2004, with the operating profit in 2004 primarily attributable to our forest assets in Sweden and Canada before they were divested.

Other Operations.    Operating loss from our other operations increased to €105.3 million in 2005, compared to operating loss of €74.4 million in 2004. This included non-allocated corporate overhead items and elimination of group internal margins in consolidation.

Financial Items

Financial income amounted to €213.0 million in 2005, an increase of €63.1 million, or 42.1 percent, over financial income of €149.9 million in 2004. The increase was mainly attributable to the currency exchange gains on borrowings and deposits. Financial expense amounted to €364.6 million, an increase of €108.7 million, or 42.5 percent, compared to financial expense of €255.9 million in 2004. The increase was mainly attributable to currency derivatives that hedge borrowings and deposits and to the increased interest expenses on borrowings.

Profit (Loss)

We had a loss before tax of €144.2 million in 2005, a decrease of €812.6 million, from profit before tax of €668.4 million in 2004. Income taxes in 2005 amounted to a benefit of €36.8 million, compared to an income tax benefit of €97.6 million in 2004. Our effective tax rate in 2005 was 25.5 percent, compared to 29.4 percent in 2004. The change of the effective tax rate resulted mainly from the release of deferred tax items related to the divestment of Swedish forest assets in June 2004. The net loss for the year amounted to €107.4 million compared to a net profit of €766.0 million in 2004 and the profit attributable to minority shareholders was €3.7 million in 2005 compared to €8.1 million in 2004. The net loss attributable for the equity holders of the parent company amounted to €111.1 million in 2005, compared to a net profit of €757.9 million in 2004.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets competitive, to expand our business whether organically or through acquisitions, to fund our working capital requirements and to make dividend payments. We believe that our working capital is sufficient for our present requirements.

Net cash flow from operating activities was €1,456.6 million in 2006, an increase of €769.3 million, compared to €687.3 million in 2005. This increase was primarily due to improved operating performance and decreased level of working capital. Net cash flow from operating activities decreased by €807.5 million in 2005, compared to €1,494.8 million in 2004. This decrease was primarily due to by weaker operating performance and increased working capital, partly due to the acquisition of the Schneidersöhne Group.

Cash used in investing activities was €253.2 million in 2006, a decrease of €1,068.5 million, compared to €1,321.7 million in 2005. The decrease was primarily due to lower capital expenditures and additional proceeds from disposals, the majority of which related to the sale of Celulose Beira Industrial (Celbi) SA. Cash used in investing activities decreased by €13.3 million in 2005, compared to €1,335.0 million in 2004. Increased capital expenditures during the year were offset by lower proceeds from disposals.

Cash used in financing activities was €994.3 million in 2006, an increase €1,608.0 million, compared to cash generated from financing activities of €613.7 million in 2005. This was primarily due to repayment of current debt. Cash generated from financing activities increased by €741.1 million in 2005, compared to cash used in financing activities of €127.4 million in 2004. This was primarily due to increased short and long-term borrowings.

Our total interest-bearing liabilities were €5,247 million as of December 31, 2006, compared to €6,084 million as of December 31, 2005 and €4,028 million as of December 31, 2004. Our total interest-bearing assets were €1,014 million as of December 31, 2006, compared to €1,000 million as of December 31, 2005 and €976 million as of December 31, 2004.

The aggregate unused credit available to us as of December 31, 2006 amounted to approximately €1.75 billion, unchanged from December 31, 2005. In general, our policy is to place long-term debt at the parent company level. However, as of December 31, 2006, Stora Enso North America Corp. had long-term credit facilities with the total principal amount of $356 million outstanding and certain clauses included in the related agreements restrict Stora Enso North America Corp.’s ability to transfer loans to the parent company.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2006:

	Total	Payments Due by Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Long-term debt	4,538.7	619.2	1,204.0	1,085.7	1,629.8
Capital lease obligations	172.5	11.0	24.1	1.3	136.1
Operating leases	168.7	38.4	53.7	34.6	42.0
Purchase obligations	4,560.0	832.0	1,059.0	877.0	1,792.0

Total contractual cash obligations	9,439.9	1,500.6	2,340.8	1,998.6	3,599.9

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

On February 23, 2006, S&P changed the ratings for our long-term debt from BBB+ to BBB and confirmed an A-2 rating for our short-term debt, both with stable outlook. Also, on November 16, 2006, Moody’s confirmed a Baa3 rating with stable outlook for our long-term debt and a P3 rating for our short-term debt. If the ratings were downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our businesses and the availability of future financing. On September 27, 2006, Fitch published an uncollectible rating of BBB- with stable outlook for our long-term debt and F3 rating for our short-term debt. A downgrade of our long-term credit ratings by S&P below BBB- or Moody’s below Baa3 could trigger prepayment clauses in the long-term credit facilities and a finance lease agreement of Stora Enso North America Corp. As of December 31, 2006, the total principal amount outstanding under the credit facilities was $356 million and had a carrying value of €263.8 million. As of the same date, the finance lease agreement had a total carrying value of €102.1 million. See “Item 3. Key Information—Risk Factors—Any downgrade in our credit ratings could adversely affect the availability of new financing as well as increase our cost of capital.”

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and Development

General

We conduct research and development in order to respond to evolving customer preferences and the demand for higher quality and more economical paper and board grades and packagings. Recently, our research and development efforts have focused more on cost management and innovation. In 2006, we used €79.4 million, or 0.5 percent of our sales, in research and development, compared to €88.0 million in 2005 and €82.2 million in 2004. Our research and development costs decreased by 9.8 percent in 2006, compared to an increase of 7.1 percent in 2005.

We have five principal research centers located in Imatra, Finland; Falun and Karlstad, Sweden; Düsseldorf, Germany; and Biron, the United States. These research centers are positioned to business area organizations for achieving efficient integration of research and development with business strategy development and for utilizing the scientific and technical expertise of the centers efficiently in customer service and troubleshooting. In 2006, approximately 500 of our employees were engaged full time in research and development, of whom approximately 360 were employed in our five principal research centers. Our research centers have been of central importance in realizing our goal of using different types of raw materials and modern and innovative technology to produce high-quality products.

We outsource a substantial part of our basic and applied research to research institutes and universities. We conduct pre-competitive applied research in cooperation with other forest products companies, primarily within Oy Keskuslaboratorio-Central Laboratorium Ab, which we own together with UPM-Kymmene, Metsäliitto and Myllykoski, and STFI-Packforsk, where the other main owners are Billerud, Holmen, Korsnäs, M-real and Södra. In addition, we conduct our technology development research in partnership with equipment and chemical suppliers.

Our own research centers, together with resources in the mills and the research and development partnerships constitute an efficient combination of product and process expertise along with advanced scientific and technical resources.

Product Division Specific Research and Development

An essential feature of our research and development strategy is to use our proprietary research and development for improved competitiveness through achieving preferred supplier position (value leadership and customer service), cost leadership (operational excellence and raw material costs) and innovations (new products, improved production concepts and applications). One principal function of our research and development work is the application of new technologies to our production and enhancement of existing and newly introduced production processes. This type of research and development work is done primarily at our manufacturing facilities.

In 2006, our research and development in respect of paper products focused on raw material costs and production efficiency. Important issues in publication paper grades were the replacement of clay with calcium carbonate filler and achieving full production and quality performance on the Kvarnsveden Mill’s new SC-paper machine (paper machine No. 12).

Our packaging products-related research and development continues to focus on product performance and development of packaging solutions. Enhancing product performance in areas, such as print quality, converting line run ability and barrier solutions, are priorities. The first new generation Disc Box Slider (DBS) packaging machine for carton based DVD-packages started production in November 2006. The anti-counterfeiting and brand protection solution PackAgent was piloted successfully with Orion Pharma in Finland and Estonia. PackAgent is a software based solution that uses unique ID both on item level and transportation packages. It can cover the whole supply chain and provides visibility and tracking information to all parties.

We began industrial production line of re-board in the second quarter of 2006. As a new structural material offering a combination of light weight, strength and graphic design, re-board is well-suited for store and exhibition interiors. Commercial deliveries of re-board began in the third quarter of 2006.

Engineering on a plant using a new technology for recycled beverage cartons was started in the end of 2006. The project underlines our commitment to developing recycling of post-consumer beverage cartons.

Capital Expenditure

In 2006, our total capital expenditures were €559.1 million, compared to €1,129.6 million in 2005 and €975.1 million in 2004. Our largest capital expenditures in 2006 included €34.3 million for completion of the Energy 2005 project at the Skoghall Mill in Sweden, €27.0 million to rebuild boiler 2 at the Hylte Mill in Sweden, and an additional €19.3 million invested at the Kvarnsveden Mill in Sweden bringing the total investment for paper machine 12 to €463.0 million. We continued acquiring land strategically for plantations in South America investing €17.5 million on approximately eight thousand hectares (approximately 19.5 thousand acres) in Southern Brazil and approximately 10 thousand hectares (approximately 24.5 thousand acres) in Uruguay. This brought our aggregate holdings to approximately 45 thousand hectares, (approximately 111 thousand acres) excluding Arapoti in Southern Brazil, and approximately 30 thousand hectares (approximately

74 thousand acres) in Uruguay. Our largest capital expenditures during 2005 included €351.3 million invested in the new paper machine 12 at the Kvarnsveden Mill in Sweden, €88.1 million invested in the Skoghall Energy 2005 project in Sweden, and €38.7 million invested in rebuilding paper machine No. 5 at the Corbehem Mill in France. In November 2005, we signed an agreement with Gaofeng Forest—Pulp & Paper Company to purchase approximately 34 thousand hectares (approximately 85 thousand acres) of timber and land use rights in Guangxi, China. We also bought approximately 37 thousand hectares (approximately 92.5 thousand acres) of land for plantations in Southern Brazil and approximately 20 thousand hectares (approximately 50 thousand acres) in Uruguay. In 2005, a total of €63.0 million was invested in purchasing land use rights and land. Our largest capital expenditures in 2004 included €111.4 million invested in the rebuild of a paper machine at the Maxau Mill in Germany; a new paper machine at the Kvarnsveden Mill in Sweden, which cost €86.6 million; €54.7 million invested in the Energy 2005 project at the Skoghall Mill in Sweden; €27.5 million invested in the rebuild of a paper machine and a new cut-size line at the Veitsiluoto Mill in Finland; and €28.1 million invested in folding boxboard asset improvements at the Baienfurt Mill in Germany.

Due to actions taken as a result of the Asset Performance Review and a strong focus on capital expenditure allocation, need for investment in 2006 was much lower than in previous years because the Group’s asset quality was considerably improved through machine modernizations, rebuilds and major investments in new machines.

Distribution of capital expenditures between divisions and geographic regions is governed largely by the location of existing capacity.

The following table sets forth our capital expenditures by segment for the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions)

Publication paper	492.4	602.9	173.0
Fine paper
Fine paper	180.6	115.9	99.3
Merchants	3.2	6.7	6.7
Packaging boards	179.2	237.6	147.8
Forest products
Wood products	68.1	44.5	32.9
Wood supply	21.9	34.4	36.4
Other operations	29.7	87.6	63.0

Total	975.1	1,129.6	559.1

The following table sets forth our capital expenditures by country in our primary areas of operation for the years indicated:

	For the year ended December 31,
	2004		2005		2006
	(€ in millions)

Belgium	(11.7	)(1)	12.0		7.1
Finland	239.3		201.9		157.1
Sweden	283.8		554.9		166.9
United States	123.8		83.2		43.0
Germany	187.0		49.9		45.0
Austria	13.3		8.1		6.2
Portugal	4.5		9.8		8.0
Canada	29.4		(15.5	)(1)	5.1
France	37.7		49.9		5.7
Other	68.0		175.4		115.0

Total	975.1		1,129.6		559.1

(1)	These amounts are net of government grants received.

In line with our strategy, we expect that the aggregate of our total capital expenditures on projects in 2007 (excluding acquisitions) will be in line with or below the level of our aggregate depreciation charges during the year. In 2006, our total capital expenditures amounted to €559.1 million and our total depreciation, amortization and impairment charges amounted to €1,257.7 million, aligning with our current strategy. We intend to finance our capital expenditures through cash flow from our operations.

Our largest projects in 2007 are expected to be the new Huatai paper machine in China, which is a joint venture with Shandong Huatai Paper, a new corrugated packaging plant in Russia near Moscow, and the rebuild of paper machine 3 and new wood handling system at the Varkaus Mill in Finland.

Inflation

Inflation in Finland as measured by the change in the consumer price index was 1.6 percent in 2006, 0.9 percent in 2005 and 0.2 percent in 2004. Inflation in Sweden as measured by the change in the consumer price index was 1.4 percent in 2006, 0.5 percent in 2005 and 0.4 percent in 2004. Inflation in Finland and Sweden did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland or Sweden. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

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

Our chief executive officer, assisted by our executive management group, is responsible for the day-to-day management of our affairs in accordance with instructions and directives given by our board of directors. Measures which are not within the ordinary course of our business may be taken by our chief executive officer only if approved by our board of directors, unless the delay caused by obtaining an approval from our board of directors would result in a substantial disadvantage. In the latter case, our board of directors must be informed as soon as practicable of the measures which have been taken.

The business address for our directors and executive management is Kanavaranta 1, FI-00160 Helsinki, Finland.

Board of Directors

Currently, our board of directors consists of ten members, each of whom has been elected by the annual general meeting of our shareholders on March 21, 2006. Each board member serves for a one-year term, and may be appointed, or removed, only by a resolution of the general meeting of shareholders. The 2007 annual general meeting of the shareholders is scheduled to be held on March 29, 2007, where a new board of directors will be elected. Our nomination committee has proposed to the annual general meeting of shareholders that the present non-executive board members be re-elected to continue in their office until the end of the following annual general meeting of shareholders.

The following table sets forth the names of the members of our board of directors, their principal occupation or employment and their year of birth:

Name	Principal Occupation or Employment	Year of Birth
Claes Dahlbäck	Chairman of the board of directors of Stora Enso	1947
Ilkka Niemi	Vice chairman of the board of directors of Stora Enso, Senior advisor, independent consultant	1946
Gunnar Brock	President and chief executive officer of Atlas Copco Group	1950
Lee A. Chaden	Executive vice president of Sara Lee Corporation	1942
Dominique Hériard Dubreuil	Chairman of the board of directors of Rémy Cointreau	1946
Jukka Härmälä(1)	Chief executive officer of Stora Enso	1946
Birgitta Kantola	Executive partner of Birka Consulting Ltd, independent financial consultant	1948
Jan Sjöqvist	Chairman of the board of directors of ODEN Anläggningsentreprenad AB	1948
Matti Vuoria	President and chief executive officer of Varma Mutual Pension Insurance Company	1951
Marcus Wallenberg	Chairman of the board of directors of Skandinaviska Enskilda Banken AB	1956

(1)	Until the annual general meeting scheduled to be held on March 29, 2007.

In addition, Mr. Einsmann was an independent member of our board of directors since December 1998 until his resignation on March 21, 2006.

Executive Management Group

The following table sets forth the names of the members of our executive management group, their current responsibilities within our company and their year of birth:

Name	Responsibility	Year of Birth
Jukka Härmälä(1)	Chief executive officer	1946
Jouko Karvinen(2)	Chief executive officer	1957
Jussi Huttunen	Senior executive vice president, market services	1954
Kai Korhonen	Senior executive vice president, Stora Enso packaging boards	1951
Pekka Laaksonen(3)	Senior executive vice president, Stora Enso fine paper	1956
Bernd Rettig	Senior executive vice president, Stora Enso publication paper	1956
Hannu Ryöppönen	Senior executive vice president and chief financial officer	1952
Elisabet Salander Björklund	Senior executive vice president, Stora Enso forest products	1958
Christer Ågren	Senior executive vice president, corporate services	1954

(1)	Until annual general meeting scheduled to be held on March 29, 2007.
(2)	Following the annual general meeting scheduled to be held on March 29, 2007.
(3)	On March 20, 2007, we announced that Mr. Laaksonen will resign from Stora Enso by August 15, 2007.

Our current chief executive officer Mr. Härmälä will leave the position of chief executive officer following the annual general meeting of shareholders scheduled to be held on March 29, 2007. He will continue to undertake special assignments specified by our board of directors until the end of August 2007.

Our board of directors has on October 17, 2006 appointed Jouko Karvinen, M.Sc.(Eng), as our new chief executive officer. Mr. Karvinen joined our company on January 1, 2007 and will take up the position of the chief executive officer following the annual general meeting of shareholders scheduled to be held on March 29, 2007. See “—Management Biographies” below.

In addition, Mr. Pelkonen acted as the senior executive vice president, strategy and emerging markets and was a member of our executive management group until his resignation on January 12, 2006. Also, Mr. Stade, senior executive vice president, corporate support was a member of our executive management group until his resignation on March 31, 2006.

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

Effective as from April 1, 2006, a new staff function, corporate technology and Asia Pacific, was formed. It is responsible for energy services, corporate research and development, our pulp competence center as well as Asia Pacific and Russia. The new staff function is headed by Mr. Pentikäinen, previously executive vice president, Asia Pacific division, who reports to our chief executive officer. Our new corporate services staff function includes, effective as from April 1, 2006, our corporate information technology, human resources, business excellence and procurement operations, and the staff function is headed by Mr. Ågren, previously senior executive vice president, corporate information technology, human resources and business excellence. Finally, as from April 1, 2006, our environment services began reporting to Ms. Elisabet Salander Björklund, senior executive vice president, forest products division.

As described under “—Management Biographies—Executive Management Group” below, most of the members of our executive management group had served as members of either STORA management or Enso management prior to the 1998 merger.

Management Biographies

Board of Directors

Claes Dahlbäck has acted as the chairman of our board of directors since December 1998. He is the executive director of the board of directors of Thisbe AB. Mr. Dahlbäck is also the chairman of the board of directors of Vin & Sprit AB and EQT Funds as well as a member of the board of directors of Goldman & Sachs Co. Prior to the 1998 merger of STORA and Enso, Mr. Dahlbäck served as a member of the STORA board of directors beginning in May 1990 and as chairman of the board of directors of STORA since May 1997. He has been the chairman of our compensation committee since December 23, 1998 and a member of our financial and audit committee since March 22, 2005. He was also a member of our nomination committee in 2006. Mr. Dahlbäck holds a Master of Science degree in Economics as well as honorary doctorate degrees in Technology and Arts.

Ilkka Niemi is a senior advisor and independent consultant on international finance and has been a member of our board of directors since March 2001 and the vice chairman of our board of directors since March 2005. Mr. Niemi is a chairman of the board of directors of Motiva Oy and a member of the board of directors of Aker Finnyards Inc. He served as a member of the board of World Bank and as a representative for the Nordic and Baltic countries at the financial institutions of the World Bank Group from August 1997 until August 2000. Prior to that, he served as the chief executive officer and a member of the board of directors of the Finnish State Guarantee Board from September 1989 until July 1997. In addition, Mr. Niemi acted as the chairman of Finnish Accounting Standards Board from 1993 to 1996. He has been a member of our financial and audit committee since March 19, 2002 and compensation committee since March 18, 2004. He was also a member of our nomination committee in 2006. Mr. Niemi holds a Master of Science degree in Economics and Business Administration.

Gunnar Brock is the president and chief executive officer of Atlas Copco Group. Mr. Brock has been a member of our board of directors since March 2005. In addition, he is a member of the board of directors of Lego A/S and Teknikföretagen. He has previously served as the president and chief executive officer of Tetra Pak Group and Alfa Laval Group and as the chief executive officer of Thule AB. Mr. Brock holds a Master of Science degree in Economics.

Lee A. Chaden is the executive chairman of Hanesbrands Inc. and a member of the board of director of Carlson Companies Inc. and several civic and non-profit organizations. Mr. Chaden has been a member of our board of directors since March 2004. Mr. Chaden served as the executive vice president of Sara Lee Corporation and as the chief executive officer of Sara Lee Branded Apparel from 2004 until 2006. Prior to joining Sara Lee Corporation in 1991, Mr. Chaden held various positions at Marketing Corporation of America from 1979 until 1991 and at Procter & Gamble Company from 1966 until 1979. Mr. Chaden has also served as a member of the board of directors of Delta Galil Industries, Ltd. from 1999 until 2000 and from 2002 until 2003. He has been a member of our financial and audit committee since March 22, 2005. Mr. Chaden holds a Bachelor of Science degree in Industrial Engineering and a Master’s degree in Business Administration.

Jukka Härmälä has acted as our chief executive officer and has been a member of our board of directors since December 1998. Mr. Härmälä will leave the position of chief executive officer and member of the board of directors following the annual general meeting scheduled for March 29, 2007. Mr. Härmälä is a vice chairman of the supervisory board of Varma Mutual Pension Insurance Company, the chairman of the board of directors of Outokumpu Oyj and TT Foundation and a member of the board of directors of Rautaruukki Corporation. He is also a member of the board of the Finnish Forest Industries Federation, the Research Institute of the Finnish Economy ETLA, the Finnish Business and Policy Forum EVA and a member of the European Round Table of Industrialists (ERT). He is also the co-chairman of the EU-Russia Industrialists’ Round Table (IRT). He was

employed by Enso-Gutzeit from April 1970 to February 1984, and rejoined Enso-Gutzeit in September 1988, having been in the interim the senior vice president and a member of the board of management of Kansallis-Osake-Pankki, a predecessor of Nordea Bank AB (publ.). Prior to the 1998 merger of STORA and Enso, he was the president and chief operating officer of Enso from September 1988 through December 1991 and the chief executive officer from January 1992 through December 1998. Mr. Härmälä holds a Bachelor of Science degree in Economics and Business Administration as well as honorary doctorate degrees in Engineering and Economics.

Dominique Hériard Dubreuil has been a member of our board of directors since March 2006. Ms. Hériard Dubreuil is the chairman of the board of directors of Rémy Cointreau. She is also chairman of Vinexpo Overseas and a member of the board of directors of Comité Colbert, the Institute National de la Recherche Agronomique (INRA) and the Fédération des Exportateurs de Vins et Spiritueux de France. Earlier, she has held executive positions at Rémy Martin and Rémy Cointreau as well as in public relations consultancy. She has been a member of our compensation committee since March 21, 2006. Ms. Hériard Dubreuil holds a Bachelor of Arts degree in Law and a Master of Arts degree in Public Relations.

Birgitta Kantola has been a member of our board of directors since March 2005. Ms. Kantola is an executive partner of Birka Consulting and acts as an independent financial consultant. She is a vice chairman of the board of directors of Fortum Corporation and a member of the board of directors of Nordea Bank AB (publ.), Varma Mutual Pension Insurance Company, Vasakronan AB, Civitas Holding AB and Åbo Akademi University. Ms. Kantola served as the executive vice president of Nordic Investment Bank from 1991 until 1995 and vice president and chief financial officer of International Finance Corporation (World Bank Group) from 1995 until 2000. She has been a member of our financial and audit committee since March 22, 2005. Ms. Kantola is a graduate from a business college and holds a Master of Laws degree.

Jan Sjöqvist has been a member of our board of directors since December 1998. Mr. Sjöqvist is the chairman of the board of directors of Concordia Bus AB and ODEN Anläggningsentreprenad AB. In addition, Mr. Sjöqvist is a member of the board of directors of Green Cargo AB and Lannebo fonder AB. Prior to the 1998 merger of STORA and Enso, he served as a member of the STORA board of directors from March 1997 until December 1998. He has been the chairman of our financial and audit committee since March 20, 2003, and the financial expert of the financial and audit committee since April 21, 2004. Mr. Sjöqvist holds a Master’s degree in Business Administration.

Matti Vuoria has been a member of our board of directors since March 2005. Mr. Vuoria is the president and chief executive officer of Varma Mutual Pension Insurance Company. He is a vice chairman of the board of directors of Sampo Bank Plc and a member of the board of directors of Danisco A/S and Wärtsilä Oyj Abp. Mr. Vuoria served as a full-time chairman of the board of directors of Fortum Corporation from 1998 until 2003 and as a Secretary General of the Finnish Ministry of Trade and Industry from 1992 until 1998. He has been a member of our compensation committee since March 22, 2005. Mr. Vuoria holds a Master of Laws degree.

Marcus Wallenberg has been a member of our board of directors since December 1998. Mr. Wallenberg is the chairman of the board of directors of Skandinaviska Enskilda Banken AB, Saab AB and the International Chamber of Commerce (ICC). In addition, he is the vice chairman of the board of directors of Telefonaktiebolaget LM Ericsson. Mr. Wallenberg is also a member of the board of directors of AstraZeneca Plc., AB Electrolux and the Knut and Alice Wallenberg Foundation. Prior to the 1998 merger of STORA and Enso, Mr. Wallenberg served as a member of the STORA board of directors beginning in March 1998. From August 1990 until June 1993, Mr. Wallenberg served as a vice president at Stora Feldmühle AG, a subsidiary of STORA. He was also a member of our nominating committee in 2006. Mr. Wallenberg holds a Bachelor of Science degree in Foreign Service.

Harald Einsmann was a member of our board of directors since December 1998 until his resignation on March 21, 2006.

Executive Management Group

Jussi Huttunen has acted as the senior executive vice president, market services, since May 2005. Between January 2002 and April 2005, Mr. Huttunen acted as the senior executive vice president, Stora Enso fine paper. Previously, he was the managing director of Stora Enso UK from January 1999 until December 2001, the managing director of Enso UK Group from August 1994 until December 1998, the vice president of the fine paper division of Enso from January 1992 until July 1994, managing director of Enso Marketing Co Ltd from January 1990 until January 1992, managing director of Enso Rose Ltd from March 1986 until January 1992 and sales manager at Enso Marketing Co Ltd from March 1983 until December 1985. Mr. Huttunen joined Enso in 1979 and is a member of the board of directors of a number of our subsidiaries and associated companies and is a member of Stora Enso’s sustainability committee. He holds a Master of Science degree in Economics.

Jukka Härmälä. See “—Board of Directors” above.

Jouko Karvinen joined Stora Enso on January 1, 2007 and will take up the position of the chief executive officer following the annual general meeting scheduled to be held on March 29, 2007. Before joining Stora Enso, Mr. Karvinen was chief executive officer of Philips Medical Systems Division, executive vice president and a member of the board of management of Royal Philips Electronics between April and November 2006. Between June 2002 and March 2006, Mr. Karvinen acted as the chief executive officer of Philips Medical Systems Division, senior vice president and a member of the group management committee of Royal Philips Electronics in the United States. From November 2000 until May 2002, Mr. Karvinen was the executive vice president of ABB Group Ltd, head of automation technology products division and a member of the group executive committee in Switzerland. Prior to that, he held various other positions in ABB Group Ltd. He holds a Master of Science degree in Electronics and Industrial Economics.

Kai Korhonen has acted as the senior executive vice president, Stora Enso packaging boards, since May 2005. Between May 2003 and April 2005, Mr. Korhonen acted as the senior executive vice president, Stora Enso paper. Previously, he was the senior executive vice president, North America, from September 2000 until April 2003; the senior executive vice president, newsprint, from December 1998 until August 2000; the vice president, marketing, of Enso Publication Papers Oy Ltd from January 1996 until December 1998; managing director of Sachsen Papier Eilenburg GmbH from January 1993 until February 1996; and senior vice president, corporate planning, of Enso from March 1991 until December 1992. He joined the Varkaus Mill of Enso (previously, A. Ahlström Osakeyhtiö) in May 1977 and served there in various positions until February 1991. He is the deputy chairman of the board of directors of the Finnish Forest Industries Federation and a member of the board of directors of the Confederation of Finnish Industries EK. In addition, Mr. Korhonen is a member of the board of directors of a number of our subsidiaries and associated companies a member of our research and development and sustainability committees. He holds a Master of Science degree in Engineering and a Master of Science degree in Business Administration.

Pekka Laaksonen has acted as the senior executive vice president, Stora Enso fine paper, since May 2005. On March 20, 2007, we announced that Mr. Laaksonen will resign from Stora Enso by August 15, 2007. Between December 1998 and April 2005, Mr. Laaksonen acted as the senior executive vice president, Stora Enso packaging boards. Previously, he was the executive vice president of the packaging boards division of Enso from August 1993 until December 1998, managing director of Enso (Deutschland) GmbH & Co. from January 1989 until August 1993, sales manager at Enso (Deutschland) from January 1986 until December 1988, vice president of the plywood division of Enso from September 1984 until December 1985, sales manager at Enso (Deutschland) from August 1981 until August 1984 and an employee of the plywood division of Enso from March 1979 until July 1981. Mr. Laaksonen was also a member of the board of directors of Enso from May 1996 until December 1998 and a deputy member of the board of directors of Enso from August 1993 until April 1996. He joined Enso in 1979 and is a member of the board of directors of a number of our subsidiaries and associated companies. In addition, he is the deputy chairman of the board of directors of Pohjolan Voima Oy and Suominen Corporation. In 2005, he acted as the chairman of the board of directors of the Finnish Forest Industries Federation. He is a member of our sustainability committee. He holds a Master of Science degree in Economics and Business Administration.

Bernd Rettig has acted as the senior executive vice president, Stora Enso publication paper, since May 2003. Mr. Rettig was the senior executive vice president, magazine paper, from April 1999 until May 2003, the managing director of Stora Enso Kabel GmbH from June 1996 until March 1999 and the managing director of Stora Reisholz GmbH from January 1992 until May 1996. He joined STORA in 1982 and is a member of the board of directors of a number of our subsidiaries and associated companies. In addition, he is the president of the German Paper Industry Association, Verband Deutscher Papierfabriken (VDP). He is a member of our research and development committee. He holds a Master of Science degree in Engineering.

Hannu Ryöppönen has acted as the senior executive vice president and chief financial officer as from September 2005, and also acts as a deputy to our chief executive officer. Mr. Ryöppönen joined Stora Enso in 2005. Before joining Stora Enso, Mr. Ryöppönen was employed by Ahold N.V. as a member of the executive board and the chief financial officer since 2003. Previously, he was the chief financial officer of Industri Kapital Group in London from 1999 until 2003 and the chief financial officer of Ikea Group in Denmark from 1985 until 1998. He is the chairman of our investment committee. He is also a member of the board of directors of Stora Enso’s associated companies Veracel Celulose S.A., Tornator Timberland Oy and Bergvik Skog AB. In addition, he is chairman of the board of directors of Altor Private equity funds (Altor 2003 GP Limited and Altor Fund II GP Limited). Mr. Ryöppönen holds a Bachelor degree in Business Administration.

Elisabet Salander Björklund has acted as the senior executive vice president, Stora Enso forest products, since May 2005. Ms. Salander Björklund acted as the executive vice president, Stora Enso wood supply Europe, between May 2003 and April 2005. Previously, she was the director of the raw material and fiber products division of Stora Enso Timber from 2000 until 2003, the director of the business unit Nordic redwood of Stora Enso Timber from 1999 until 2000, and the managing director of Stora Timber AB from 1995 until 1999. Ms. Salander Björklund joined STORA in 1995 and is the member of the board of directors of a number of our subsidiaries. In addition, she is the vice chairman of the board of directors of the Swedish Road Administration and a member of the board of directors of Clas Ohlson AB and Bergvik Skog AB. Ms. Salander Björklund is a member of our research and development and sustainability committees. Ms. Salander Björklund holds a Master of Science degree in Forestry.

Christer Ågren has acted as the senior executive vice president, corporate services (prior to February 1, 2006, corporate information technology, human resources and business excellence), since May 2005. Mr. Ågren acted as the executive vice president, corporate human resources and TQM, of Stora Enso between December 1998 and April 2005. Previously, Mr. Ågren was the senior vice president of human resources at STORA from 1993 until 1998. He joined STORA in 1993. Mr. Ågren is the chairman of the board of directors of the Swedish Forest Industries Federation, PRI Pensiontjänst AB and Löneanalyser AB. He is also a member of the board of directors of Svenskt Näringsliv. Mr. Ågren is a member of our sustainability committee. He holds a Bachelor degree in Business Administration.

Arno Pelkonen acted as the senior executive vice president, strategy and emerging markets until his resignation on January 12, 2006.

Yngve Stade acted as the senior executive vice president, corporate support until he retired on March 31, 2006.

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

Board of Directors.    It is our policy that our board of directors shall have a majority of independent directors. To be considered “independent,” the board of directors must resolve that a director has no material relationship with the Company other than as a director. Our board of directors currently consists of ten ordinary members: nine non-executives, who are independent and not affiliated with Stora Enso Oyj, and one executive, who is our chief executive officer. Our board of directors has proposed to the annual general meeting of shareholders scheduled to be held on March 29, 2007 that the board of directors consist of nine ordinary members, all of whom are non-executive. Our board of directors meets at least five times per year and the members are appointed by the annual general meeting of shareholders for a one-year term. The board of directors supervises our operations and management and decides upon significant matters relating to strategy, investments, organization and finance. The board of directors also supervises the accounting and financial control matters of our company. Our board of directors elects the chairman and the vice chairman of our board of directors from among the non-executive members and appoints our chief executive officer and heads of divisions and staff functions. The board of directors’ work is supported by its committees—the financial and audit committee and the compensation committee. The chairman and members of each committee are appointed by the board of directors annually. The remuneration of the members of our board of directors, including the remuneration of the members of the board committees, is decided at the annual general meeting of shareholders. As a policy, remuneration is paid to non-executive members only. Our board of directors has defined a working order, the principles of which are published on our website.

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

Chief Executive Officer.    Our chief executive officer is in charge the day-to-day management of our company in accordance with the instructions and orders issued by our board of directors. It is the duty of our chief executive officer to ensure that our accounting methods comply with applicable laws and that financial matters are handled in a reliable manner. In addition, our chief executive officer supervises decisions regarding key personnel and other important operational matters. Our chief financial officer acts as a deputy to our chief executive officer.

Our board of directors approves our main organizational functions, including the functions reporting to the chief executive officer. Currently, our chief executive officer is directly in charge of the following functions (which also report to him): our four business divisions, chief financial officer, market services, corporate communications, corporate services, corporate technology and Asia Pacific as well as Latin America. Our chief executive officer is also responsible for the preparatory work with regard to the meetings of our board of directors. In addition, he supervises decisions regarding key personnel and other important operational matters.

Executive Management Group.    Our executive management group is chaired by our chief executive officer. The members of our executive management group are appointed by our board of directors. Our executive management group consists of our chief financial officer, four divisional heads (publication paper, fine paper, packaging boards and forest products) and the heads of market services and corporate services. Our executive management group’s duties include investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to meetings of our board of directors and the review of main features of our sales network. Our executive management group convenes regularly, at least once a month, and as required.

Management Group.    Our management group includes the members of our executive management group and additional members that have been appointed by our chief executive officer. Our chief executive officer is the chairman of our management group. Our management group reviews the budget, strategy and business development matters. Our management group convenes approximately four times per year.

Board Committees

Financial and Audit Committee.    In August 2003, our board of directors established a financial and audit committee that comprises three to five non-executive members of our board of directors who are independent and not affiliated with us. At least one committee member must be a financial expert who has significant knowledge and experience in accounting and accounting principles applicable to us. The financial and audit committee meets regularly, at least four times a year. The members of the financial and audit committee meet our external auditor without our management being present in connection with its meetings. The tasks and responsibilities of the financial and audit committee are defined in its charter, which is approved by our board of directors. The financial and audit committee reviews our systems of internal control, management and reporting of financial risks and manages both the internal and external audit process. The financial and audit committee reports to our board of directors. The compensation for the members of the financial and audit committee is decided by our annual general meeting of shareholders. Currently, the financial and audit committee consists of Mr. Sjöqvist as the chairman and the financial expert of the financial and audit committee and Ms. Kantola, Mr. Dahlbäck, Mr. Niemi and Mr. Chaden as members. The financial and audit committee convened seven times in 2006. In addition to the regular tasks based on the committees charter, during 2006, the committee focused on the assessment of internal contracts over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act.

Compensation Committee.    Our board of directors has appointed a compensation committee that currently consists of Mr. Dahlbäck as the chairman Mr. Niemi, Mr. Vuoria and Ms. Hériard Dubreuil as members. The compensation committee is comprised of three to four non-executive members of our board of directors who are independent and not affiliated with us. The compensation committee meets regularly, at least once a year. The tasks and responsibilities of the compensation committee are defined in its charter, which is approved by our board of directors. The compensation committee is responsible for recommending, evaluating and approving executive nominations and compensation (including our chief executive officer), evaluating the performance of our chief executive officer and making recommendations to our board of directors relating to management compensation issues. Our board of directors appoints our chief executive officer and approves his/her compensation. The compensation committee convened six times in 2006. During 2006, the main tasks of the compensation committee were to prepare organizational changes, compensation of our chief executive officer, top-management remuneration, short-term incentives based on performative improvement and long-term incentive structure.

Nomination Committee Appointed by the Shareholders

The annual general meeting of shareholders held on March 21, 2006 established a nomination committee, which consisted of four members: the representatives of our two largest shareholders as of October 1, 2005 as well as the chairman and the vice chairman of our board of directors. Our nomination committee is convened by the chairman of our board of directors and the committee elects one of its members as its chairman. The nomination committee gives its proposals to our board of directors concerning the number of members of our board of directors, nomination of the members of our board of directors, remuneration for the members of our board of directors and remuneration of the chairman and members of the committees of our board of directors. The nomination committee presents to our board of directors its proposal for the annual general meeting of shareholders annually before January 31. During 2006, the main tasks of the committee were to prepare the proposal for the annual general meeting of the shareholders concerning the members of our board of director, and their remuneration. The committee convened twice during 2006.

Operative Committees

Investment Committee.    Our investment committee is chaired by our chief financial officer, head of finance and group strategy. Committee members are appointed by our chief executive officer. The duties of the for investment for committee are as follows: the coordination of investment planning and approval process, coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and making recommendations regarding funds available for investments. During 2006, the investment committee examined several major investment proposals and made recommendation on funds available investment for consideration by our executive management committee.

Important items in 2006 included the joint-venture agreement with Shanghai Huatai Paper in China, the third corrugated packaging plant in Luckhovitsy in Russia, upgrading and expanding sawmilling operations at the Nebolchi and Impilahti Sawmills in Russia, and rebuilding of paper machine 3 at the Varkaus Mill, Finland. Additionally, the committee audited ten major projects started in 2004 and 2005 to collect and share experience for future investment projects. Our investment committee convenes at least six times per year and as otherwise required. In 2006, the investment committee had eight members and it convened 14 times.

Research and Development Committee.    Our research and development committee is chaired by our executive vice president, corporate technology and Asia Pacific and members of the committee are appointed by our chief executive officer. The purpose and tasks of our research and development committee are as follows: to secure a group perspective on research and development in Stora Enso with regard to the relevance of research and development and its quality and efficiency, to initiate research and development policy and strategy at the group level, to monitor Stora Enso group research and development and to supervise company-financed research and development undertaken externally. In order to facilitate these tasks, our research and development committee must monitor technology and future-oriented product development. Our research and development committee meets regularly as required. In 2006, our research and development committee had seven members and it convened once. Important items in 2006 included increasing group-level activities in facilitating innovation and technology development, especially in the area of bioenergy, and implementation of the forest-based sector technology platform.

Disclosure Committee.    Our disclosure committee is chaired by our general counsel. Our senior vice president, internal audit; senior vice president of risk management and financial platform; senior vice president, chief accounting officer; and vice president, investor relations and financial communications serve as its permanent members. Other members are nominated by our chief executive officer as needed. The duties of our disclosure committee include supervising the reliability of financial reporting and disclosure processes of Stora Enso. Our disclosure committee reports to our chief executive officer and the chief financial officer. In 2006, the main tasks of the committee included reviewing Stora Enso group’s stock exchange releases, interim reviews and annual reports. In addition, the committee monitored the program initiated to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act, Management Assessment of Internal Controls. The disclosure committee convenes regularly as required. In 2006, the disclosure committee had five members and it convened nine times.

Sustainability Committee.    Our sustainability committee is chaired by our senior executive vice president, Stora Enso forest products, and its members are appointed by our chief executive officer. The duties of our sustainability committee are to formulate corporate policy and strategy in environmental and corporate social responsibility matters, to ensure that these policies and strategies are well established and respected throughout the company, to co-ordinate and follow-up on relations and communication with stakeholders such as governmental and non-governmental organizations, to take initiatives for the development of relevant management procedures and to produce the annual Sustainability Report. The major items on the agenda in 2006 included a new sustainability policy, a new reduction target for process water discharges, a new corporate stakeholder engagement process and a decision to define our carbon footprint and develop benchmark information. The sustainability committee convenes regularly as required. In 2006, the sustainability committee had 12 members and it convened 12 times.

Compensation of Directors and Executive Management Group

In 2006, we paid aggregate remuneration of €5.8 million to members of our board of directors and executive management group, as a group. This figure included benefits in kind and bonuses determined by the compensation committee of our board of directors based on our performance. In the case of executive officers who are members of our executive management group, this compensation was primarily in the form of salary. In the case of non-executive directors, this compensation was in the form of directors’ fees. In addition, we accrued an aggregate of €1.5 million in 2006 for pension, retirement and similar benefits for the directors and members of our executive management group.

In 2006, we paid our chief executive officer a salary, including benefits, of €1,203.1 thousand and a bonus of €337.0 thousand including share-based remuneration. Members of our executive management group received a total of 225,000 synthetic options in 2006. Except for our chief executive officer, members of our board of directors did not receive any options in 2006.

Equity-Based Programs

In 1999, we established a synthetic option program, which is an integrated part of the top management compensation structure for approximately 200 key employees. This program has since been extended into subsequent years and now covers approximately 1,000 key employees. The seven-year programs consist of financially hedged options and synthetic options, with strike prices set at levels representing then-current market prices plus ten percent premiums. The synthetic options are hedged by Total Return Swaps (“TRS”), which are settled with cash payments, allowing us to receive cash compensation to partially offset any change in the share price between the grant and settlement dates. Depending on local circumstances, option holders have the choice to receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing Series R Shares. If an employee chooses the option to purchase existing Series R Shares, we first purchase the relevant number of Series R Shares and then transfer them to the employee, thus avoiding any dilution in the number of shares issued. Options are not transferable and will expire if the employee leaves the Stora Enso group.

The following table sets forth information on the synthetic options:

Option Programme	Year of Issue	Strike Price Base Period in the Year	Strike Price		Number of Staff	Number of Options Issued	Exercise Period
2007 Synthetic	2007	February 8 - February 15	€14.00		707	1,142,925	March 1, 2010 - February 28, 2014
2006 Synthetic	2006	February 3 - February 10	€12.46–	€13.32	745	2,318,646	March 1, 2009 - February 28, 2013
2005 Synthetic	2005	February 4 - February 11	€12.20		1,024	3,075,125	March, 2008 - February 28, 2012
2004 Synthetic	2004	February 5 - February 12	€11.15		1,033	4,682,800	March 1, 2007 - February 28, 2011
2003 Synthetic	2003	January 31 - February 7	€10.00		1,016	6,069,150	February 8, 2006 - February 7, 2010
2002 Synthetic	2002	January 31 - February 7	€16.50		957	5,902,000	February 8, 2005 - February 7, 2009
2001 Synthetic	2001	February 8 - February 14	€11.70		481	4,215,000	April 1, 2004 - March 31, 2008
2000 Synthetic	2000	March 18 - March 24	€12.25		221	2,797,500	April 1, 2003 - March 31, 2007
1999 Synthetic	1999	May 1 - July 31	€11.75		200	2,790,650	July 15, 2002 - July 15, 2006

In addition, in 2004, we established a restricted share award plan and a performance share award plan for 191 members of our top senior management. Under the restricted share award plan, a total of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of Series R shares, 40 percent was allocated on March 1, 2005, 30 percent on March 1, 2006 and 30 percent was allocated on March 1, 2007.

Under the performance share award plan, participants were notified on March 1, 2004 that, depending on whether we, at the group level, meet the performance criteria determined by the compensation committee of our board of directors, an estimated target amount of 261,000 Series R shares will be allocated to the participants during the years 2005 to 2007. Of the total amount of allocations, 40 percent was made on March 1, 2005, 30 percent was made on March 1, 2006, and 30 percent was made on March 1, 2007.

The performance criteria for the performance share award plan, subject to the determination of the compensation committee of our board of directors each year, is based on the return on capital employed during the annual fiscal performance period. For shares due to be allocated on March 1, 2008, if our return on capital employed equals the weighted average cost of capital of 9.5 percent, the participants will share the target amount of Series R shares. If our return on capital employed is 12 percent, the participants will share the maximum of 150 percent of the target amount of the Series R shares. If our return on capital employed is lower than seven percent, no Series R shares will be allocated.

On March 1, 2005, 103,140 Series R shares were awarded under the restricted plan and no Series R shares were allocated under the performance plan. On March 1, 2006, 74,533 Series R shares were awarded under the restricted plan and no Series R shares were allocated under the performance plan. On March 1, 2007, 73,425 Series R Shares awarded under the restricted plan and no Series R Shares were allocated under the performance plan.

In 2005, the restricted and performance share plans were continued for the top management. The restricted plan was extended to all participants in the long-term incentive programs with a minimum vesting period of three years and consequently the balance of the option program was reduced by 50 percent. Under the restricted share plan, a total of 396,075 Series R shares may be allocated over the period March 1, 2006 through March 1, 2008. The performance plan target amount is 376,075 Series R shares over the period March 1, 2006 through March 1, 2008, with a maximum number of 564,200 Series R shares available if we meet the performance criteria as determined by the compensation committee of our board of directors. Under the additional three year restricted share plan, a total of 272,800 Series R shares may be allocated on March 1, 2008.

On March 1, 2006, 153,325 Series R shares were awarded under the 2005 restricted plan and no Series R shares were allocated under the performance plan. On March 1, 2007, 110,239 Series R shares were awarded under the 2005 restricted plan and no Series R shares were allocated under the performance plan.

In 2006, the format of restricted, performance and three-year restricted share plans were continued. Under the 2006 restricted share plan, a total of 322,312 Series R shares may be allocated over the period March 1, 2007 through March 1, 2009. The 2006 performance plan target amount is 266,325 Series R shares over the period March 1, 2007 through March 1, 2009, with a maximum number of 339,500 Series R shares available if we meet the performance criteria as determined by the compensation committee of our board of directors. Under the additional three-year restricted share plan, a total of 181,475 Series R shares may be allocated on March 1, 2009.

On March 1, 2007, 105,000 Series R shares were awarded under the 2006 restricted plan and no Series R shares were allocated under the performance plan.

In 2007, the format of restricted and performance share plans were continued for our management with the restricted and performance shares extended by one-third and the balance of the option program reduced by one-third, with grants made to our management excluding our chief executive officer and our executive management team. Grants under the three-year restricted share plans were discontinued in favor of participation in the restricted and performance share plans. The awards to our chief executive officer and our executive management team will be made later in 2007. Under the restricted share plan, a total of 382,500 Series R shares may be allocated over the period March 1, 2008 through March 1, 2010. The performance plan target amount is 382,500 Series R shares may be allocated over the period March 1, 2008 through March 1, 2010, with a maximum number of 573,750 Series R shares available if we meet the performance criteria as determined by the compensation committee of our board of directors. Under the additional three-year restricted share plan, a total of 181,475 Series R shares may be allocated on March 1, 2009.

The following table sets forth the total number of synthetic options beneficially held by each of the members of our executive management group as of March 23, 2007:

	1999	2000	2001	2002	2003	2004	2005	2006	2007
Jukka Härmälä	—	—	110,000	110,000	110,000	60,000	60,000	60,000	—
Jussi Huttunen	—	15,000	15,000	45,000	45,000	22,500	22,500	22,500	—
Kai Korhonen	—	—	—	45,000	—	22,500	22,500	22,500	—
Pekka Laaksonen(1)	—	—	—	45,000	—	—	—	—	—
Bernd Rettig	—	—	45,000	45,000	45,000	22,500	22,500	22,500	—
Hannu Ryöppönen	—	—	—	—	—	—	20,000	30,000	—
Elisabet Salander Björklund	—	—	10,000	10,000	12,500	15,000	22,500	22,500	—
Christer Ågren	—	—	30,000	30,000	—	15,000	22,500	22,500	—
Jouko Karvinen(2)	—	—	—	—	—	—	—	157,646	—

(1)	The unvested options of Mr. Laaksonen lapsed on his resignation on March 20, 2007.
(2)	Mr. Karvinen will take up the position of the chief executive officer following the annual general meeting scheduled to be held on March 29, 2007.

In addition, as set out in the following table, members of our executive management group were awarded Series R Shares on March 1, 2005 under the 2004 restricted share plan and, on March 1, 2006, under the 2004 and 2005 restricted share plans and on March 1, 2007, under the 2004, 2005 and 2006 restricted share plans. No allocations were made under either the 2004, the 2005 or the 2006 performance share plan.

	Series R Shares Allocated on March 1, 2006		Series R Shares Allocated on March 1, 2007
	Restricted Share Plan	Performance Share Plan	Restricted Share Plan	Performance Share Plan
Jukka Härmälä	7,000	0	10,000	0
Jussi Huttunen	2,625	0	3,750	0
Kai Korhonen	2,625	0	3,750	0
Pekka Laaksonen	2,625	0	3,750	0
Bernd Rettig	2,625	0	3,750	0
Hannu Ryöppönen	9,320	0	8,990	0
Elisabet Salander Björklund	2,250	0	3,375	0
Christer Ågren	2,250	0	3,375	0
Jouko Karvinen(1)	—	0	22,395	0

(1)	Mr. Karvinen will take up the position of the chief executive officer following the annual general meeting scheduled to be held on March 29, 2007.

In connection with the Consolidated Papers acquisition in 2001, our board of directors decided to convert the Consolidated Papers share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new Series R shares in the form of ADRs that may be subscribed for is 5,680,000. Before October 16, 2001, we had issued 2,001,733 Series R shares in connection with the conversion of the share option plans, increasing our share capital by €3.4 million. On October 16, 2001, our board of directors decided to amend these share option plans. As a result, no new Series R shares will be issued pursuant to these share option plans. Instead, under the amended terms of the share option plans, a maximum of 4 million repurchased Series R shares was reserved for distribution pursuant to these share option plans. As of February 28, 2007, a total of 947,567 repurchased Series R shares was held in treasury for distribution pursuant to these share option plans. The exercise period is from September 11, 2000 to February 4, 2010 (depending on the date of grant) and the weighted average subscription price is $6.9687 per share.

Share Ownership by Directors and Executive Management Group

The following table sets forth the total number of shares beneficially held by each of our directors and members of our executive management group as of March 23, 2007:

	Number of Shares
	Series A shares		Series R shares
	Sole Voting or Investment Power	Beneficially Shared Voting Power	Sole Voting or Investment Power	Beneficially Shared Voting Power
Directors
Claes Dahlbäck	2,541	—	19,529	—
Ilkka Niemi	—	—	—	—
Gunnar Brock	—	—	4,000	—
Lee A. Chaden(1)	—	—	3,500	—
Jukka Härmälä	—	—	19,088	—
Dominique Hériard Dubreuil	—	—	1,000	—
Birgitta Kantola	—	—	2,500	—
Jan Sjöqvist	508	—	1,943	—
Matti Vuoria(2)	—	11,952,117	9,000	140,874
Marcus Wallenberg(3)	2,541	58,379,194	4,715	—
Executive Management Group(4)
Jussi Huttunen	—	—	4,645	—
Kai Korhonen	—	—	4,282	—
Pekka Laaksonen	15,000	—	—	—
Bernd Rettig	—	—	5,050	—
Hannu Ryöppönen	—	—	21,304	—
Elisabet Salander Björklund	—	—	5,818	—
Christer Ågren	—	—	7,072	—
Jouko Karvinen(5)	—	—	13,213	—

(1)	Series R shares in form of American Depositary Receipts.

(2)	Varma Mutual Pension Insurance Company owns 11,952,117 Series A shares and 140,874 Series R shares. Mr. Vuoria is the president and chief executive officer of Varma Mutual Pension Insurance Company, and as a result may be deemed to share voting power with respect to the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria does not believe that he has the power to direct the voting of shares held by Varma Mutual Pension Insurance Company and disclaims beneficial ownership of these shares.

(3)	In addition, the Knut and Alice Wallenberg Foundation owns 58,379,194 Series A shares. Mr. Wallenberg is a member of the board of directors of the Knut and Alice Wallenberg Foundation and as a result may be deemed to share voting power with respect to the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg does not believe that he has the power to direct the voting of shares held by the Knut and Alice Wallenberg Foundation and disclaims beneficial ownership of these shares.

(4)	Excludes members of our executive management group who are also members of our board of directors.

(5)	Mr. Karvinen will take up the position of the chief executive officer following the annual general meeting of shareholders scheduled to be held on March 29, 2007.

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

Presently, there are no service contracts between any non-executive members of our board of directors and us or any of our subsidiaries which provide for benefits upon termination.

Share Repurchases

At the annual general meeting of shareholders held on March 21, 2006, our shareholders authorized our board of directors to repurchase up to 17,700,000 Series A shares and up to 60,100,000 Series R shares. At such annual general meeting of shareholders, our shareholders also authorized our board of directors to dispose of not more than 17,700,000 Series A shares and not more than 60,100,000 Series R shares held by us. Both of these authorizations expired on March 20, 2007. No share repurchases were made based on these authorizations.

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

As a result of a comparison of Stora Enso’s corporate governance practices to those requirements of Section 303A of the NYSE listing standards that are currently applicable to U.S. domestic companies, the following significant differences have been identified:

•

The annual general meeting of shareholders held on March 21, 2006 established a nomination committee, which consists of four members: the representatives of our two biggest shareholders as well as the chairman and the vice chairman of our board of directors. The nomination committee will prepare proposals in respect of the composition of our board of directors and the director remuneration for the following annual general meeting of our shareholders. Pursuant to Section 303A.04 of the NYSE listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors.

•

Our compensation committee makes recommendations to our board of directors with respect to the compensation of our chief executive officer. In accordance with the Finnish Companies Act, the compensation of our chief executive officer is approved by our entire board of directors. Section 303A.05 of the NYSE listing standards requires that the compensation committee of the Company must determine and approve the compensation of the chief executive officer.

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

•

Under the Companies Act, a general meeting of shareholders of a Finnish company approves all share option plans prior to their launch. All other incentive plans that require the delivery of company shares in the form of newly-issued shares or treasury shares require shareholder approval at the time of delivery of the shares or, if shareholder approval is granted through an authorization of the board of directors, a maximum of five years in advance of the delivery of the shares. Pursuant to Section 303A.08 of the NYSE listing standards, shareholders of domestic companies listed on the NYSE must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions.

Employees

As of December 31, 2006, we had 43,887 employees, a decrease of 2,777 employees from December 31, 2005. The largest decrease was in Finland due to Profit 2007 program. The average number of employees by segment and by region for the years ended December 31, 2004, 2005 and 2006 and the number of employees as of December 31, 2006 were as follows:

	For the year ended December 31,			As of December 31,
	2004	2005	2006	2006
	(average number of employees)			(number of employees)
Publication paper	12,884	12,450	11,972	11,594
Fine paper	7,758	7,637	6,838	6,155
Merchants	1,296	2,095	3,177	3,155
Packaging boards	10,860	12,454	12,106	11,694
Forest products
Wood products	4,856	5,081	4,894	4,942
Wood supply	3,157	3,415	3,803	3,594
Other	2,968	3,034	2,841	2,753

Total	43,779	46,166	45,631	43,887

	For the year ended December 31,			As of December 31,
	2004	2005	2006	2006
	(average number of employees)			(number of employees)	(%)
Finland	13,820	13,596	12,879	11,857	27.0
Sweden	8,848	8,696	8,128	7,855	17.9
Germany	4,734	5,165	5,786	5,556	12.7
United States	4,644	4,454	4,314	4,234	9.6
Russia	1,710	1,927	2,199	1,955	4.5
Poland	69	1,936	1,848	1,854	4.2
Austria	1,261	1,278	1,227	1,223	2.8
France	1,260	1,345	1,307	1,262	2.9
Estonia	970	1,079	1,045	1,029	2.3
The Netherlands	954	945	697	630	1.4
China	849	955	1,097	1,135	2.6
Canada	775	664	608	537	1.2
Belgium	603	633	715	714	1.6
Other countries	3,282	3,493	3,811	4,046	9.3

Total	43,779	46,166	45,631	43,887	100

Employee Relations

The majority of our employees are members of trade unions. However, the information available on union membership is not complete as laws in certain countries in which we operate limit the possibility of collecting such information. Stora Enso has employee representatives in a number of group, divisional and unit level committees. Employee relations are managed on a national level.

In Europe, the annual works council meeting was organized in March 2006, involving 30 employee representatives from several EU countries. Topics discussed included the review of our chief executive officer, the Profit 2007 program and reviews of the product divisions.

The North American Works Council also met during 2006. The council aims to create a shared perspective on business results and strategies through open dialogue and to share information on business results with all employees.

Labor Disputes

The Port Hawkesbury Mill was shut down on January 26, 2006 when we declared a lock-out of the unionized workforce after representatives failed to agree to the mill’s final contract offer. Contract negotiations ended when the union ratified a new collective agreement on June 20, 2006, which agreement will cover the term ending on May 31, 2009. The mill restarted its operations in October 2006.

As part of the Asset Performance Review, we permanently shut down two paper machines at the Corbehem Mill in France in June 2006. A group of employees and union members offered to acquire the two machines, but an agreement was not reached. This resulted in demonstrations and court actions against us. The court ruled that we were in compliance with French laws during the process.

The Finnish Paper Union declared a short work stoppage in Finland from May 15 to 17, 2006. The work stoppage was associated with a country–wide work stoppage to protest mill restructurings and partial or complete paper mill shutdowns in Finland.

In Sweden, we have three-year collective bargaining agreements in force until March 31, 2007 with all unions. A new collective bargaining agreement is expected to be negotiated during the spring of 2007.

In North America, most of our employees involved in production as well as office and professional clerical employees are represented by labor unions, with different unions representing various groups of employees. In 2004 and 2005, contracts with two mills were agreed to. There are five contracts in Central Wisconsin with five different unions. Recently, we have reached settlement with the United Steel Workers (the largest union representing approximately 1,500 workers) and the union representing approximately 200 office workers. Annual wage increases for the Wisconsin contracts average 1.8 percent over the term of the new agreements. Our new agreements also provide a framework of labor-management cooperation towards improving our results of operations. Negotiations are continuing with the other three maintenance unions.

We have a new labor agreement at our Port Hawkesbury Mill in Canada, which was settled in June 2006 and continues through May 2009. The new agreement provides for significant modernization of work rules and labor cost reductions, particularly in the area of employee benefits. The Port Hawkesbury contract includes a net five percent wage reduction over the term of the agreement.

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

Item 7.    Major Shareholders and Related Party Transactions.

Ownership of Stora Enso’s Securities by Management and Significant Shareholders

The following table sets forth information concerning the beneficial ownership of Series A shares and Series R shares as of February 28, 2007 for the following:

•	each person or entity who is known by us to own beneficially at least five percent of our outstanding share capital or voting power; and

•	all our directors and members of our executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of February 28, 2007, plus our shares subject to warrants and options held by the respective persons as of the date of February 28, 2007 and exercisable within 60 days.

Name	Series A Shares Beneficially Owned	Series R Shares Beneficially Owned	Percentage of Votes	Percentage of Outstanding Shares
Finnish State	55,595,937	41,483,501	24.97	12.3
Knut and Alice Wallenberg Foundation	58,379,194	—	24.4	7.4
Social Insurance Institution of Finland	23,825,086	3,265,965	10.1	3.4
Varma Mutual Pension Insurance Company	11,952,117	140,874	5.0	1.5
Directors and members of the executive management group, as a group (18 persons)(1)(2)(3)	70,352,401	233,952	29.4	8.9

(1)	Includes 58,379,194 Series A shares owned by the Knut and Alice Wallenberg Foundation. Marcus Wallenberg, a member of our board of directors, is a member of the board of directors of the Knut and Alice Wallenberg Foundation. Mr. Wallenberg may be deemed to have an interest in the Series A shares owned by the Knut and Alice Wallenberg Foundation within the meaning of Rule 13d-3 under the Exchange Act. Mr. Wallenberg believes that he does not possess the power to direct the voting of these shares and disclaim beneficial ownership of the Series A shares held by the Knut and Alice Wallenberg Foundation.
(2)	Includes 11,952,117 Series A shares and 140,874 Series R shares owned by Varma Mutual Pension Insurance Company. Matti Vuoria, a member of our board of directors, is the president and chief executive officer and a member of the board of directors of Varma Mutual Pension Insurance Company. Mr. Vuoria may be deemed to have an interest in the Series A shares and Series R shares owned by Varma Mutual Pension Insurance Company within the meaning of Rule 13d-3 under the Exchange Act. Mr. Vuoria believes that he does not possess the power to direct the voting of these shares and disclaims beneficial ownership of the Series A shares and Series R shares held by Varma Mutual Pension Insurance Company.
(3)	Includes 13,213 Series R Shares owned by Mr. Karvinen, who will take up the position of the chief executive officer following the annual general meeting of shareholders scheduled to be held on March 29, 2007.

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

Ownership of Our Securities in the United States

As of February 28, 2007, there were (i) 16 record holders of our Series A shares with a registered address in the United States, representing 6,300 of a total of 178,102,667 issued and outstanding Series A shares, and (ii) 40 record holders of our Series R shares with a registered address in the United States, representing 47,246 of a total of 611,435,832 issued and outstanding Series R shares. In addition, as of February 28, 2007, 107,527,373 Series R shares were held in the form of ADSs by 2,464 record holders, representing 17.6 percent of our issued and outstanding Series R shares.

As of February 28, 2007, a total of 75,317,453, or 42.3 percent, of our Series A shares and a total of 506,064,430, or 82.8 percent, of our Series R shares were held in nominee registered form in the Finnish book-entry system. As a result of Finnish law and regulations, we believe that substantially all holders of such shares are domiciled outside of Finland. However, other than in respect of shareholders attending a meeting of our shareholders, we do not receive information on the jurisdiction of the domicile of such shareholders unless such holders notify us that they have obtained ownership of shares representing at least five percent of our outstanding share capital or voting power. Other than as indicated under “—Ownership of Stora Enso’s Securities by Management and Significant Shareholders” above, we have not received any such notification in respect of our current shareholders.

Related Party Transactions

During the last three years, we have not been involved in any material transactions with any of our directors or executive officers, any of our 10.0 percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits member of our board of directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our 10.0 percent shareholders owes any significant amount of debt to us. We have not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of our directors or executive officers in violation of the Exchange Act.

Together with our subsidiaries, we engage in ordinary course transactions on commercial terms and conditions with associated companies and other related parties, with the exception of the Veracel Pulp Mill in Brazil, that are on no less favorable terms than would be available to other third parties. We intend to continue to engage in transactions on a similar basis with associated businesses. For additional discussion, see note 30 to our consolidated financial statements beginning on page F-1 of this annual report.

Pulp

Although most of our chemical pulp is produced internally, we purchase chemical pulp from the pulp mill of Sunila Oy, a 50.0 percent owned joint venture corporation with Myllykoski. We supply fiber to Sunila, selling a total of €48 million of wood during 2006, compared to €34.3 million in 2005, and in return, Sunila sells the resulting pulp back to us at market prices. In 2006, we purchased 135,516 metric tons of chemical pulp from Sunila compared to 136,612 metric tons in 2005 for a total purchase price of €62.1 million, compared to €56.7 million in 2005.

The Veracel Pulp Mill in Brazil, a joint venture between us and Aracruz Celulose S.A., started sustainable production of eucalyptus pulp in May 2005 and the first shipments of pulp to our mills in China and Europe commenced in July 2005. The annual capacity of the mill in full production is 1,000,000 metric tons, with our share being 500,000 metric tons. Shipments of eucalyptus pulp to Group companies in 2006 totaled 498,638 metric tons, compared to 162,085 metric tons in 2005, with an invoice value of €143.4 million, compared to €40.8 million in 2005. We have also guaranteed the indebtedness of Veracel to various local and international banks, the amount outstanding as of December 31, 2006 being €318.8 million, compared to 333.0 million in 2005.

Energy

We hold a 15.6 percent interest in Pohjolan Voima Oy, a power producer and a majority shareholder of 57.7. percent in Teollisuuden Voima Oy being the owner of two nuclear plants in Olkiluoto, Finland, with a total capacity of 1,720 MW / 14.3 TWh/a. We are the second largest shareholder in Pohjolan Voima and we have the right to appoint one director to its board of directors. Prices that we pay to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and amounted to €95.2 million in 2006, compared to €48.1 million in 2005.

Financial Arrangements

We have borrowings from, or financial arrangements with, several financial institutions. Some of the members of our board of directors or executive management group are also members of the board of directors, supervisory board or executive management of one or more of those financial institutions, including Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg, Varma Mutual Pension Insurance Company in the case of Jukka Härmälä. All of our borrowings and financial arrangements have been negotiated on arm’s-length terms and several have existed for a number of years and prior to the current overlap in board membership.

In July 2005, we set up a foundation to deal with our Swedish pension liabilities, with the directors of the foundation consisting of two representatives of both the employer and staff, together with an independent chairman. In November 2005, we sold the foundation a nominal SEK 850.0 million (€90.5 million ) of loan notes in our Swedish forest associate, Bergvik Skog AB for SEK 992 million (€105.7 million) and, in December 2005, a further 700,000 Nordea Bank AB (publ.) shares worth SEK 56.0 million (€6.0 million) were sold. The values of these securities were independently appraised. There were no further transfers in 2006.

Research and Development

We conduct research and development activities through Oy Keskuslaboratorio—Central laboratorium Ab (“KCL”), in which we have a 30.0 percent interest. We source part of our basic research requirements from KCL, which also performs research for us on a contract basis at cost. In 2006, our total payments to KCL amounted to €3.3 million, compared with €3.4 million in 2005. We have the right to use all development results arising from the joint research program.

Recycled Paper

We have a minority interest in several paper recyclers from whom we purchase recycled paper at market prices with purchases amounting to €25.8 million in 2006, compared with €18.3 million in 2005.

Forest Assets and Wood Procurement

We have a 41.0 percent holding in Tornator Timberland Oy, with the remaining 59.0 percent being held by Finnish institutional investors. Varma Mutual Pension Insurance Company is holding 13.3 percent of the shares in Tornator Timberland Oy. Mr. Härmälä, our retiring chief executive officer, is the vice chairman of Varma’s supervisory board. We have long-term supply contracts with Tornator Group, for approximately 1.5 million cubic meters of wood annually at market prices and, in 2006, purchases amounted to €50.1 million, compared to €43.5 million in 2005.

We have a 43.3 percent holding in Bergvik Skog AB, with the remaining 56.7 percent held mainly by institutional investors. These investors include the Knut and Alice Wallenberg Foundation with a holding of 7.0 percent. As of the date of this annual report, the Knut and Alice Wallenberg Foundation controls approximately 23.8 percent of our voting rights. We have long-term supply contracts with Bergvik Skog AB under which we sell approximately 5.0 million cubic meters of wood annually at market prices. In 2006, purchases of 5.5 million cubic meters came to €139.3 million, compared to 4.5 million and €123.0 million, respectively in 2005 with group sales to Bergvik Skog being €30.9 million in 2006 compared to €27.7 million in 2005.

Stevedoring

We own 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels. Steveco’s other shareholders are UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco to us and the other shareholders are priced at market prices and, in 2006, our total payments to Steveco amounted to €28.9 million, compared with €20.6 million in 2005.

Item 8.    Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Export Sales

The following table sets forth our sales by destination for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions)
Austria	238.6	298.0	304.1
Baltic States	135.5	165.8	202.9
Belgium	258.4	278.0	298.3
Czech Republic	111.1	136.2	156.7
Denmark	262.2	255.7	248.3
Finland	808.5	814.2	862.3
France	835.2	940.4	940.4
Germany	1,624.6	1,894.2	2,401.1
Italy	369.1	384.1	414.3
The Netherlands	508.8	597.8	631.7
Poland	105.5	228.6	299.5
Portugal	83.2	65.7	45.4
Spain	488.8	483.1	521.8
Sweden	1,040.5	1,081.9	1,133.6
United Kingdom	963.8	860.4	891.1
Russia	151.8	193.2	236.8
Other Europe	671.9	777.4	896.0

Total Europe	8,657.5	9,454.7	10,484.3
Africa	149.9	138.8	162.3
Australia and New Zealand	124.3	120.7	112.6
Brazil	42.6	49.2	111.0
Canada	127.5	137.3	120.0
China (incl. Hong Kong)	281.4	257.3	273.1
Japan	346.2	280.2	345.6
Other Asia	382.5	351.9	356.6
Middle East	201.4	193.6	406.1
United States	1,904.9	2,050.7	2,012.6
Other Latin America	120.3	121.6	170.7
Others	57.3	31.5	39.0

Total	12,395.8	13,187.5	14,593.9

In 2006, approximately €3,316.5 million, or 80 percent, of our sales from Finland; approximately €2,006.6 million, or 65 percent, of our sales from Sweden; approximately €851.6 million, or 37 percent, of our sales from Germany; and €148.0 million, or eight percent, of our sales from the United States were exported to other countries.

Legal Proceedings

Competition Law Proceedings

Inspections By European Competition Authorities

In May 2004, we were subject to inspections carried out by the European Commission at certain locations in Europe and as part of preliminary investigations into the paper industry in Europe. On August 9, 2006, we were notified by the European Commission that it had closed its investigation into a suspected cartel in the fine paper sector and, on November 16, 2006, we were also notified the same in respect of the publication paper sector. No evidence of wrongdoing was found apparent.

Inspections By Finnish Competition Authority

In May 2004, we were subject to inspections carried out by the Finnish Competition Authority at certain locations in Finland in respect of suspected price collaboration in Finnish wood procurement. Following the 2004 inspections, on April 5, 2006, we received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and an exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. We investigated the matter and gave our response by June 22, 2006, as requested. On December 21, 2006, the Finnish Competition Authority proposed to the Finnish Market Court that a fine of €30 million be imposed on us for violating competition laws in the purchase of timber in Finland from 1997 to 2004. We consider the proposal to be without merit and have not made any related provision in our financial statements.

Inspections by U.S. Competition Authorities and Class-action Lawsuits in the United States

In May 2004, we received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the magazine paper industry the United States. Subsequent to the commencement of these antitrust investigations, various companies in our group have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs.

On December 13, 2006, the U.S. antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the United States in 2002 and 2003; however, no Stora Enso employee was individually charged. We deny any wrongdoing and intend to enter a plea of not guilty when we appear before the court at the arraignment to respond to the indictment and, therefore, we have not made any related provision in our financial statements. We expect this indictment to go to trial in 2007 and to conclude the investigation that began in May 2004.

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

Inspections by Baltic State Competition Authorities

On October 26, 2006, our Lithuanian merchant, UAB Schneidersohne Baltija, and certain other paper merchants, received a fine from the Lithuanian Competition Council amounting to LTL 235,330 (€68,200) for violation of competition rules by exchanging information with its competitors. UAB Schneidersohne Baltija denies any violation and has appealed the decision.

On December 21, 2006, our Latvian merchant SIA Papyrus received a fine from the Latvian Competition Council amounting to LVL 7,989 (approximately €11,460) for alleged violations of competition law. SIA Papyrus is considering an appeal against the decision.

European Commission Actions Relating to the Carbonless Paper Industry

In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including an associate company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly a wholly-owned subsidiary of Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of € 21.2 million was imposed on Mitsubishi HiTech Paper and fully paid by us in 2002. However, Mitsubishi HiTech Paper also appealed the European Commission’s decision to the European Court of First Instance in 2002, but as of the date of this annual report, the case, and any adjustment to the penalty originally imposed, was still pending with the European Court of First Instance. Due to the considerable uncertainties, no related provisions have been made in our financial statements for this affiliated company for any contingencies relating to either an increased fine or the repayment of amounts already paid.

Other Legal Proceedings

Wisconsin Rapids Emissions

The U.S. Environmental Protection Agency (“EPA”) has issued a notice of violation to the Wisconsin Rapids Mill alleging that expansions and other capital projects between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. We consider that there are a number of defenses to these allegations, and thus only an immaterial provision for this loss contingency has been recorded based on our best estimate of the outcome. See “Item 4. Information on the Company—Environmental Matters—Environmental Regulation.”

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

Amsterdam Harbor

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam. In addition, Stora Timber Finance B.V. is also seeking compensation by way of indemnification from the contractor that originally delivered the contaminated soil. A provision of €2.4 million and €2.3 million has been provided at December 31, 2004 and 2005, respectively, relating to this loss contingency and, as a result of an agreement made in March 2007 with the Amsterdam port authorities to sell the current premises, there are no indications that the final costs will exceed the current accrual, which is thus considered reasonable.

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

Dividend Policy

We pay annual dividends to our shareholders based on the long-term outlook for our consolidated profitability and financial condition. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition, results of operations, cash flows, working capital requirements and such other factors that our board of directors considers relevant. The objective of our dividend policy is to distribute at least one-half of our earnings as dividends over the cycle.

Under the Finnish Companies Act (624/2006), the general meeting of shareholders decides on the distribution of dividends. For companies domiciled in Finland and incorporated under Finnish law, dividends on shares, if any, are generally only paid annually after shareholder approval of both a company’s audited financial results and of the amount of the dividend proposed by the board of directors. However, payment of dividends may be based also on audited financial statements other than those for the previous financial year, providing these financial statements have been approved by the general meeting of the shareholders. Subject to certain exceptions relating to the right of minority shareholders to request otherwise, the dividend may not exceed the amount recommended by the board of directors. Under Finnish law, the amount of any dividend is limited to the amount of the parent company’s distributable equity available at the end of the preceding fiscal year. As of December 31, 2006, the distributable equity in our parent company totaled €4,534.3 million.

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

Our board of directors has decided in its meeting held on February 6, 2007 to propose to the annual general meeting of shareholders scheduled to be held on March 29, 2007 that we distribute a dividend of €0.45 per share for the fiscal year ended December 31, 2006, representing total dividends of €355.3 million. The dividend would be paid on April 17, 2007 to shareholders entered in the register of shareholders on April 3, 2007.

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

Calendar Period	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
	High	Low	High	Low
	€		SEK
2002	16.13	8.41	148.00	77.00
2003	12.42	8.30	113.50	77.50
2004	12.11	9.60	108.00	90.00
2005	12.17	10.05	110.00	91.75
2006	13.58	10.01	127.50	92.50
2007 (through March 23)	13.23	11.71	121.00	106.75

Calendar Period	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
	High	Low	High	Low
	€		SEK
2004
First Quarter	11.53	9.60	106.50	90.00
Second Quarter	11.80	10.25	107.50	93.50
Third Quarter	11.75	10.45	107.50	95.50
Fourth Quarter	12.11	10.91	108.00	98.50
2005
First Quarter	12.17	10.67	110.00	96.75
Second Quarter	11.27	10.05	103.00	91.75
Third Quarter	11.79	10.20	110.00	95.75
Fourth Quarter	11.62	10.27	109.50	97.75
2006
First Quarter	13.58	10.93	127.50	100.50
Second Quarter	12.96	10.01	121.00	92.50
Third Quarter	12.52	10.59	115.50	97.50
Fourth Quarter	13.08	11.54	120.25	104.50
2007 (through March 23)	13.23	11.71	121.00	106.75

Calendar Period	Price per Series R Share
	Helsinki Stock Exchange		Stockholm Stock Exchange
	High	Low	High	Low
	€		SEK
2006
September	12.52	11.65	115.50	108.00
October	13.08	11.54	120.25	106.75
November	12.72	11.64	117.25	105.50
December	12.41	11.59	112.00	104.50
2007
January	12.90	11.71	117.50	106.75
February	13.23	12.22	120.50	113.25
March (through March 23)	13.06	12.22	121.00	113.75

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

The tables below set forth, for each of the periods indicated, the reported high and low closing prices per Stora Enso ADSs on the New York Stock Exchange Composite Tape as reported in U.S. dollars by the New York Stock Exchange:

Calendar Period	Price per ADS
	High	Low
	$
2002	14.32	8.37
2003	14.05	9.16
2004	16.08	12.10
2005	16.00	12.36
2006	16.40	12.60
2007 (through March 23)	17.41	15.28

Calendar Period	Price per ADS
	High	Low
	$
2004
First Quarter	14.10	12.20
Second Quarter	13.88	12.10
Third Quarter	14.09	12.60
Fourth Quarter	16.08	13.45
2005
First Quarter	15.99	13.84
Second Quarter	14.45	12.50
Third Quarter	14.29	12.36
Fourth Quarter	13.76	12.46
2006
First Quarter	16.40	13.22
Second Quarter	16.09	12.60
Third Quarter	15.79	13.41
Fourth Quarter	16.34	14.50
2007
First Quarter (through March 23)	17.41	15.28

Calendar Period	Price per ADS
	High	Low
	$
2006
September	15.79	14.87
October	16.34	14.50
November	16.25	15.39
December	16.25	15.38

2007
January	16.75	15.28
February	17.14	16.11
March (through March 23)	17.41	16.00

Trading on the Helsinki Stock Exchange

Trading in, and clearing of, securities on the Helsinki Stock Exchange takes place in euro, with the minimum tick size for trading quotations being €0.01. All price information is produced and published only in euro.

The trading system of the Helsinki Stock Exchange, the SAXESS trading platform, is a decentralized and fully automated order-driven system.

Continuous trading takes place from 10:00 a.m. to 6:20 p.m. on each trading day. The closing prices are ready at the end of closing call (from 6:20 to 6:30 p.m.). Offers may be placed in the system beginning at 8:30 a.m. during a pretrading session. Opening call takes place from 9:45 a.m. to 10:00 a.m. Contract transactions may also be registered during pretrading session and post-trading session from 6:40 to 7:00 p.m.

The Helsinki Stock Exchange is a part of the OMX group. OMX also owns and maintains the exchanges in Stockholm, Copenhagen, Riga, Reykjavik, Vilnius and Tallinn. The OMX Nordic Exchange consists of local exchanges in Copenhagen, Helsinki, Reykjavik and Stockholm and the companies listed on Copenhagen, Helsinki and Stockholm exchanges are presented on one list, the Nordic List.

Clearing and Settlement in the Finnish Central Securities Depository

Trades are normally cleared in the Finnish Central Securities Depository’s, or FCSD, automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, misuse of insider information and market manipulation, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Stock Exchange or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when affected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases three-tenths or one-half of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. If the securities, the purchase of which caused the holding of a shareholder to increase above the three-tenths or one-half threshold, were purchased through a public tender offer made for all shares of the company and other securities entitling its holder to shares of such company, the obligation to make a public tender offer will not be triggered. If a Finnish listed company has one shareholder whose holding of the voting rights attached to the company’s shares is above the three-tenths or one-half threshold, another shareholder of the company will not be obliged to make a public tender offer until its holding exceeds that of the shareholder whose holding is greater than one of the above-mentioned thresholds. If a shareholder’s holding in a Finnish listed company increases above the three-tenths or one-half threshold solely due to acts by the company or another shareholder, the shareholder whose holding has exceeded such threshold will not be obliged to make a public tender offer before purchasing or subscribing more shares of the company or otherwise increasing its holding of voting rights attached to the shares of the company. Under the Companies Act, a shareholder holding shares representing more than 90 percent of all the shares and the votes in a company has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

General

Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Stock Exchange. Our shares were entered into the book-entry system on May 2, 1996.

The Finnish book-entry securities system is centralized at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator. The expenses incurred by the FCSD in connection with maintaining the central book-entry securities system are borne by the issuers participating in the Finnish book-entry securities system and the account operators. The account operators, which consist of credit institutions, investment services companies and other institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

In order to effect entries in the Finnish book-entry securities system, a security holder or such holder’s nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuer. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

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

Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover for this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book entries kept in the Finnish book-entry securities system during the last five calendar years and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

Custody of the Shares and Nominees

A non-Finnish shareholder may appoint an asset manager (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial and administrative rights attaching to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting of shareholders must seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting of shareholders. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

For example, Finnish Depositories for Clearstream Banking S.A., Luxembourg, Clearstream Banking Frankfurt AG, Germany and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

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

Audit Procedures

Our financial year is the calendar year. Our annual accounts shall be prepared in good time and handed over to the auditors for annual audit at least one month before the annual general meeting of shareholders. We shall have one or two auditors, who shall be certified public accountants or individuals approved by the Finnish Central Chamber of Commerce. The auditors shall be appointed at the general meeting of shareholders for a term of office expiring at the close of the following annual general meeting of shareholders. The auditors shall submit a report of their audit to our board of directors no later than two weeks prior to the annual general meeting of shareholders.

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

Our board of directors shall convene a general meeting of shareholders by publishing a notice to the meeting in newspapers, as determined by the board of directors, but at least in two Finnish and two Swedish newspapers, not more than two months and not less than 17 days before the last day for advance notice of attendance mentioned in the notice to the meeting. Other notices to our shareholders shall be delivered in the same manner. A shareholder wishing to attend a general meeting of shareholders must notify us by the date mentioned in the notice to the meeting, which may not be more than ten days before the meeting.

Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting, a shareholder must be registered on the relevant record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting of shareholders. There are no quorum requirements for general meetings in the Finnish Companies Act or in our articles of association. Thus, it is possible that, depending on the attendance at any particular shareholders’ meeting, a relatively limited number of shareholders may approve resolutions put forward at a meeting.

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

A shareholder’s request for the conversion of Series A shares must be presented to us in writing. A request for the conversion of shares may be made at any time, with the exception of the period beginning with the passing of a resolution by our board of directors to convene a general meeting of shareholders. Any conversion request made during the time falling between such resolution and the following general meeting of shareholders is deemed to have arrived, and is processed, after such general meeting of shareholders and, where applicable, the record date that follows. The request shall state the number of shares to be converted as well as the book-entry account on which the book-entries corresponding to the shares are recorded. We may request that an entry be made on the shareholder’s book-entry account restricting the shareholder’s right of transfer with respect to its shares during the conversion period. We shall promptly notify the Finnish Trade Register of the changes in the number of shares following the conversion. A request for conversion of shares may be cancelled before the Finnish Trade Register has been notified. Upon cancellation, we shall request that any entry restricting the shareholder’s right of transfer shall be removed from the shareholder’s book-entry account.

The conversion of Series A shares into Series R shares shall become effective upon registration in the Finnish Trade Register. The party requesting the conversion and the book-entry registrar shall be notified of the registration. In the event a general meeting of shareholders is convened during the conversion period specified by our board of directors, any conversion requests made during such conversion period shall be deemed to be received after the general meeting of shareholders. In such event, the board of directors may decide upon extension of the conversion period to end after the general meeting of shareholders, when necessary. Our board of directors shall, when necessary, decide on more detailed procedures for the conversion of shares based on a request of a shareholder or, in case of shares registered in the name of a nominee, on the request of the nominee indicated in the book-entry register.

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

Finnish Taxation

The following is a description of the material Finnish income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder who is not a resident of Finland (a “non-resident”). It does not purport to be a complete analysis of all potential Finnish tax consequences to holders of the shares and ADSs. Prospective investors should consult their own advisers as to the consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any foreign, state, or local tax laws. Statements regarding Finnish tax laws set forth below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof and are subject to any changes in Finnish law, or in the interpretation thereof by the relevant taxation authorities.

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

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 2005, the rate of such tax has been 26 percent.

Shareholders and Holders of ADSs

Taxation of Dividends

The Finnish avoir fiscal system has been abolished as of January 1, 2005. The taxation of dividends distributed by a company listed on the Helsinki Stock Exchange varies depending on whether a shareholder is a resident individual, Finnish company listed on the Helsinki Stock Exchange, a Finnish privately held company or a non-resident.

When the shareholder is a company listed on the Helsinki Stock Exchange, dividends received by such shareholder are generally tax-exempt. However, in cases where the underlying shares are included in the investment assets of the shareholder (it should be noted that only financial, insurance and pension institutes may have investment assets referred in this context), 75 percent of the dividend is taxable income while the remaining part of the dividend is tax-exempt. If the shareholder is a Finnish privately held company, dividends received by such shareholder are 75 percent taxable in case the underlying shares are included in the investment assets of such shareholder. Also in case the shares are not part of the investment assets of the such shareholder (privately held company), 75 percent of the dividends received is taxable income, provided that the respective shareholder does not directly own at least ten percent of the share capital of the distributing company. If the ten percent ownership threshold is met, the dividend income is not treated as taxable income of the respective shareholder (privately held company).

If the shareholder is a resident individual, 70 percent of the dividends received by such shareholder is taxable as capital income while the remaining part of the dividend is tax-exempt. The applicable tax rate is 28 percent and the Finnish company paying the dividends is responsible for withholding an advance tax at the rate of 19 percent of the amount of dividends. Such advance tax withheld by the distributing company is credited against the final tax payable by the individual shareholder for the dividend received. Generally, an individual is deemed a resident of Finland if such individual stays in Finland for more than six consecutive months or if the permanent home and dwelling of such individual is in Finland.

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. The withholding tax rate is 28 percent unless otherwise set forth in an applicable tax treaty. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived.

In the case of the tax treaty with the United States, the withholding tax rate on dividends is reduced to 15 percent with respect to portfolio shares and 5 percent with respect to corporate shareholders with qualifying holdings (at least 10 percent of the voting stock of the distributing company). However, under the currently pending changes to the tax treaty with the United States (protocol signed on May 31, 2006), no withholding tax will be levied on dividends paid (i) by a Finnish company to U.S. pension funds, or (ii) by a qualifying Finnish subsidiary if the beneficial owner of the dividends has directly or indirectly held at least 80 percent or more of the voting power of the company paying the dividend for the 12-month period ending on the date of entitlement to the dividends and the beneficial owner meets one of the criteria in the Limitation on Benefits article of the treaty. The effective date for the elimination of the dividend withholding tax is January 1, 2007, provided that the protocol enters into effect before December 31, 2007.

The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax. The benefit of reduced withholding rate in an applicable tax treaty will only be available where the person beneficially entitled to the dividend has provided to the company paying the dividend or, as the case may be, the account operator a Source Tax Card or its name, address, business identity code or in case of individuals their date of birth and their social security number. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority.

Where shares in a Finnish company are held through a nominee account, and the dividend receiver holding the shares trough a nominee account is a resident in a tax treaty country, the payer of the dividend has diligently ensured that the recipient is resident in a state with which Finland has tax treaty, the withholding tax rate from the dividend is the tax rate set forth in the relevant tax treaty, however, at least 15 percent. If the tax rate set forth in the tax treaty is less than 15 percent, an application may be submitted for the refund of the excess withholding tax. The 15 percent withholding tax requires that the foreign custodian intermediary is registered in the Finnish tax authorities’ register and that it is resident in a country that Finland has a tax treaty with. Also the foreign custodian intermediary has to have an agreement with the Finnish account operator with regard to the custody of the shares. In such agreement, the foreign custodian intermediary shall, among others, commit to report the dividend receiver’s residential country to the account operator and provide additional information to the tax authorities, if needed. If these provisions are not fulfilled, the 28 percent withholding tax will be withheld on the nominee account’s dividends.

No withholding tax is levied under Finnish tax laws on dividends paid to corporate entities that reside, and are subject to corporate tax, in an EU member state as specified in Article 2 of the Parent Subsidiary Directive (90/435/EEC) and that directly hold at least 15 percent of the capital of the distributing Finnish company. This threshold will be reduced to 10 percent in 2009.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Stock Exchange. If the transfer is not made on the Helsinki Stock Exchange, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm, and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

Finnish Capital Gains and Other Taxes

Shareholders who are not resident in Finland, and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has, in a tax treaty, waived its rights to impose tax on such transfers.

U.S. Federal Income Taxation

General

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the United States federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of our shares or ADSs and that will hold such shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) ten percent or more (by voting power ) of our shares or ADSs. This summary does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares or ADSs. Moreover, this summary does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This summary is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of our shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs , the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds our shares or ADSs should consult its own tax advisor.

Ownership of ADSs in General

For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our ordinary shares represented by such ADSs.

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

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution by us of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all our shareholders) with respect to shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Certain non-corporate U.S. Holders generally may be taxed on such dividends at the lower rates applicable to long-term capital gains for taxable years beginning before January 1, 2011 (that is, gains from the sale of capital assets held for more than one year). However, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us generally will be treated as dividends for U.S. federal income tax purposes.

Any dividend paid in euro (or any currency other than the U.S. dollar) will be included in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of receipt by the U.S. Holder, in the case of shares or ADSs. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in euro (or any currency other than the U.S. dollar) equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euro (or, any currency other than the U.S. dollar), which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends on the shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Finnish withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends on the shares or ADSs should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, the dividends should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion under “—Backup Withholding Tax and Information Reporting Requirements” below, if you are a Non-U.S. Holder of our shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder generally will recognize gain or loss on the sale or exchange of the shares or ADSs equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any Finnish tax) on such sale or exchange and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for such shares or ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

The initial basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euro and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

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

Subject to the discussion under “—Backup Withholding Tax and Information Reporting Requirements” below, if you are a Non-U.S. Holder of our shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, we believe that we will not be classified as a PFIC for our taxable year ended December 31, 2006. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the taxable year ended December 31, 2007 or any future year, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. Holder of our shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

If we were a PFIC, a U.S. Holder of shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the shares or ADSs. U.S. Holders should consult their own tax advisers regarding the tax consequences that would arise if the company were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares or ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent for taxable years through 2010.

Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains any reports, statements and other information that have been filed electronically with the SEC. We have made electronic filings with the SEC since July 25, 2002.

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

	Price	Volume
	(€ in millions)
Publication paper	460	160
Fine paper	280	110
Packaging boards	350	140
Forest products	170	40

The price and volume of different cost components also have an impact on our operating profit. The table below sets forth the most important items relative to our total costs and sales.

	% of costs	% of sales
Logistics & Commissions	13	12

Manufacturing costs
Fiber	20	19
Chemicals and fillers	9	9
Energy	9	8
Production services and material	12	12
Personnel	16	15
Other	13	13

Depreciation and amortization	8	7

Total costs	100	95

The main items are personnel costs and the sourcing of logs, pulpwood and recycled fiber. For example, a one percent change in our personnel costs equals €22 million and a one percent change in our fiber costs represents €28 million per year. In order to mitigate the impact of these on earnings, we have started to hedge some of our open commodity and energy exposure.

Financial Risk Management

As a global market participant, we are exposed to different kinds of market risks such as currency risk, funding risk, interest rate risk, commodity risk and counterparty risk. The continuously evolving financial and business environment creates a challenge for our treasury function.

The objective of our financial risk management is to limit the volatility of our earnings and balance sheet by utilizing financial instruments. We have defined objectives and principles for the management of the financial risk policy for Stora Enso. The policy is reviewed and re-approved regularly by our financial and audit committee of our board of directors. Compliance is monitored by our internal controls and internal audit.

We aim to optimize internal cash flows in order to minimize the number of external transactions we must make. We subsequently manage our group’s net exposure in the financial markets.

Our treasury works together with the operating units to determine the best hedging strategy for the respective units within the framework set out in the financial risk policy.

In accordance with our financial risk policy, our treasury uses a variety of financial instruments to hedge net financial risk exposures. Foreign currency exchange derivatives used are forwards, swaps, bought and sold options. Interest rate derivatives used are interest rate swaps, cross-currency interest rate swaps and interest rate swaptions. Commodity derivatives used are oil swaps and futures, oil options, electricity swaps, pulp and paper swaps, recycled paper swaps and lumber futures.

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

In 2006, in accordance with our financial risk policy, the foreign exchange net cash flow arising from forecasted sales and purchases could be hedged to a maximum of 75 percent of the net exposure in a specific currency.

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

The overnight VaR for the net cash flow hedges of foreign exchange transactions was, at a 95 percent confidence level, a loss of €2.1 million as of December 31, 2006, compared to a loss of €4.9 million as of December 31, 2005, while the average over the year 2006 was €3.2 million, compared to €3.8 million over the year 2005. The decrease in VaR was mainly due to the decrease in hedges and in volatilities during 2006.

In February 2007, we modified our risk policy relating to the foreign exchange cash flow hedging. According to the revised policy, forecasted uncommitted major currency cash flows are hedged between 25 percent and 75 percent. In addition, the policy states guidelines for our subsidiaries to hedge between 50 percent and 100 percent of their agreed contracts and firm commitments.

The balance sheets of our foreign subsidiaries are translated into euro using the exchange rates prevailing at the balance sheet date, thus exposing us to fluctuations in foreign exchange rates (i.e., translation risk). We record the resulting translation differences directly to consolidated shareholders’ equity.

The financial risk policy requires our treasury to minimize the exposure by funding assets (i.e., net investments in foreign entities) in the same currency whenever economically viable. If matching of assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place.

During 2006, material translation exposures in U.S. dollars, Canadian dollars, British pounds sterling and Czech korunas were hedged, while Swedish krona exposure was partially hedged. Hedges were hedge accounted for in accordance with IAS 39 hedge accounting criteria for net investment in a foreign entity. As of December 31, 2006, we had €705 million (U.S. dollar equivalent) of borrowings designated as hedge of our net investment in the United States compared to €73 million (U.S. dollar equivalent) of forward contracts and €956 million of borrowings as of December 31, 2005. As of December 31, 2006, €234 million (Canadian dollar equivalent) of forward contracts were designated as hedges of the net investment in Canada, compared to €428 million as of December 31, 2005, while our net investment in the United Kingdom, as of December 31, 2006, had designated forward contracts of €30 million (GBP equivalent), compared to €32 million as of December 31, 2005. As of December 31, 2006, our net investment in the Czech Republic had designated forward contracts of €128 million (Czech koruna equivalent), compared to €122 million as of December 31, 2005, while our net investment in the Sweden, as of December 31, 2006, had designated borrowings of €582 million (Swedish krona equivalent), compared to €475 million as of December 31, 2005.

As of December 31, 2006, the value at risk on the net equity exposure including hedges measured with overnight VaR was a loss of €10.7 million at a 95 percent confidence level, compared to a loss of €11.7 million as of December 31, 2005. The respective annual averages were €12.4 million in 2006 and €7.7 million in 2005. The changes in risk figures were mainly due to the changes in volatilities and correlations.

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

As of December 31, 2006, the basis point value of our liability portfolio was €1.69 million, meaning that a one basis point change in average interest rates has an impact of €1.69 million on the fair value of the liability portfolio. The average maturity for the loan portfolio was 5.8 years (excluding committed credit facilities) and the duration for the loan portfolio was 3.6 years. Duration for the loan portfolio together with swaps was 1.2 years. The corresponding values as of December 31, 2005 were basis point value of €2.01 million, with an average maturity of 3.9 years; loan portfolio duration of 3.3 years and duration of loan portfolio together with swaps of 1.5 years.

As of December 31, 2006, a one percentage point parallel change upwards in interest rates is equal to a €27.5 million impact on annual net interest expenses of the group provided that the duration and the funding structure of the group stays constant during the year. The corresponding value as of December 31, 2005 was €26.4 million.

Outstanding Foreign Exchange and Interest Rate Derivatives

As of December 31, 2006, we had outstanding risk management contracts regarding foreign exchange in a nominal amount of €2,448.1 million, compared to €3,585.7 million as of December 31, 2005.

Of interest rate derivatives, the nominal value outstanding as of December 31, 2006 was €5,138.0 million, compared to €4,032.8 million as of December 31, 2005.

Commodity and Energy Risk

We are exposed to price fluctuations in raw material, energy and end product prices. Future fluctuations in raw material, energy and end product prices could have a substantial effect on our earnings. Financial energy hedges are part of our total energy price risk management, whilst commodity risks are measured and hedged if economically possible.

Parts of our raw material, energy and end product exposures have been hedged with commodity and energy derivatives. All financial derivatives used in hedging of our exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied.

As of December 31, 2006, we had total outstanding commodity derivative contracts, hedging exposures on purchase of energy and other raw materials and on sales of lumber and paper in the form of commodity and energy swaps, options and futures of a total nominal value of €635.8 million, with a net positive fair value of €63.2 million, compared to total outstanding commodity contracts of €391.0 million, with a net positive fair value of €129.6 million, as of December 31, 2005. A ten percent decrease in the energy and raw material prices would result in a negative €6.7 million change in the fair value of the energy and raw material hedging contracts and a ten percent increase in the end product prices would result in a negative €2.6 million change in the fair value of the end product hedging contracts. The maturity of our commodity contracts is between one month and nine years.

The table below sets forth our outstanding commodity derivative contracts as of December 31, 2006.

	Maturity
	2007	2008	2009	2010	2011+	Total
	(€ in millions)
Commodity derivatives	298.4	176.6	64.3	31.7	64.8	635.8

Market Risk of Total Return Swaps

We utilize TRS instruments to partially hedge our exposure to changes in the share price of synthetic options granted under our option programs for Management (see note 28 to our consolidated financial statements beginning on page F-1 of this annual report), which are settled with cash payments. While these TRS instruments allow us to partially stabilize our future cash flows related to the settlement of outstanding synthetic options, they expose us to certain market risks. Our TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

As of December 31, 2006, we had TRS instruments outstanding covering 28,262,400 underlying Series R Shares recorded at a net fair value of a gain of €7.0 million. The fair values of the TRS instruments outstanding at December 31, 2006 and 2005 are disclosed in note 24 to our consolidated financial statements beginning on page F-1 of this annual report. The settlement periods of the TRS instruments outstanding at December 31, 2006 match the life of the associated synthetic options, mature between 2007 and 2013 and allow for earlier settlement at our election. A ten percent decrease in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €33.9 million, based on a closing share price of €12.00 on the Helsinki Stock Exchange as of December 31, 2006.

As of December 31, 2005, we had TRS instruments outstanding covering 35,696,400 underlying Ordinary R Shares recorded at a net fair value of a loss of €1.8 million. The fair values of the TRS instruments outstanding at December 31, 2004 and 2005 are disclosed in note 24 to our consolidated financial statements beginning on page F-1 of this annual report. The settlement periods of the TRS instruments outstanding at December 31, 2005 match the life of the associated synthetic options, mature between 2007 and 2012 and allow for earlier settlement at our election. A ten percent decrease in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €40.8 million, based on a closing share price of €11.44 on the Helsinki Stock Exchange as of December 31, 2005.

Equity Price Risk

We have certain investments in publicly traded companies. The market value of the equity investments was €41.2 million as of December 31, 2006. These securities have exposure to fluctuations in equity prices. The equities in the portfolio are traded on the Helsinki Stock Exchange, the Stockholm Stock Exchange, the New York Stock Exchange, the Australian Stock Exchange and the Karachi Stock Exchange. A ten percent fall in equity prices would result in a €4.1 million loss in the equity value of these securities. As of December 31, 2006, there were no outstanding financial derivative contracts designated as hedges of the investments in publicly traded companies in our equity portfolio.

As of December 31, 2005, the market value of equity investments was €211.6 million, where a ten percent fall in equity prices would have resulted in a €21.2 million loss in the equity value of these securities.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our chief executive officer and our senior executive vice president and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2006. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Based on the foregoing, our chief executive officer and our senior executive vice president and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

(b)	Management’s Annual report on Internal Control Over Financial Reporting

As required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance to the company’s management and the Board of Directors regarding the reliability of the financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that certain controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may decline. Our management, including our chief executive officer and our senior executive vice president and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. Our management’s assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment under these criteria, our management, including our chief executive officer and our senior executive vice president and chief financial officer, has concluded that, as of December 31, 2006, our internal control over financial reporting is effective.

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Oy (“PwC”), an independent registered public accounting firm, as stated in their report, which is included under “Item 18. Financial Statements” beginning on page F-2.

(c)	Attestation Report of the Registered Public Accounting Firm

See report of PwC, an independent registered public accounting firm, included under “Item 18. Financial statements” beginning on page F-2.

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services.

Audit Fees

During the financial years ended December 31, 2004, December 31, 2005 and December 31, 2006, our principal accountant, PwC, billed us aggregate amounts of €2.7 million, €3.6 million and €4.9 million, respectively, for the audit of our annual financial statements and services normally provided in connection with statutory and regulatory filings.

Audit Related Fees

During the financial years ended December 31, 2004, December 31, 2005 and December 31, 2006, our principal accountant, PwC, billed us aggregate amounts of €1.0 million, €0.8 million and €0.2 million, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During the financial years ended December 31, 2004, December 31, 2005 and December 31, 2006, our principal accountant, PwC, billed us aggregate amounts of €1.1 million, €1.0 million and €0.9 million, respectively, for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial years ended December 31, 2004, December 31, 2005 and December 31, 2006, our principal accountant, PwC, billed us aggregate amounts of €0.1 million, €0.2 million and €0.1 million respectively, for other services.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2006, no purchases of Series R shares or Series A shares were carried out by us or by our affiliates.

On March 21, 2006, our annual general meeting of shareholders authorized our board of directors to repurchase up to 17,700,000 Series A shares and up to 60,100,000 Series R shares. The authorization expired on March 20, 2007.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See “Item 8. Financial Information” and our financial statements beginning on page F-1 of this annual report.

Separate financial statements of Veracel Celulose S.A. for the fiscal years ended December 31, 2004, 2005 and 2006 beginning on page FA-1 of this annual report are being filed pursuant to Rule 3-09 of Regulation S-X under the Securities Act.

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

Date: March 29, 2007

STORA ENSO OYJ

By:	/s/ HANNU RYÖPPÖNEN
	Name:	Hannu Ryöppönen
	Title:	Chief Financial Officer

By:	/s/ JYRKI KURKINEN
	Name:	Jyrki Kurkinen
	Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Stora Enso Oyj

We have completed an integrated audit of Stora Enso Oyj’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statement of recognised income and expense and cash flow statement present fairly, in all material respects, the financial position of Stora Enso Oyj and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed under the heading “Goodwill” on page F-14 in Note 1 to the consolidated financial statements, the Company ceased amortization of goodwill from April 1, 2004 for new acquisitions and from January 1, 2005 for existing goodwill.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, “Management’s Annual Report on Internal Control Over Financial Reporting”, appearing under Item 15 (b), that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Helsinki, March 29, 2007

PricewaterhouseCoopers Oy

Authorized Public Accountants

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		Year Ended December 31,
	Note	2004	2005	2006	2006
		(€ in millions, except for per share data)			($ in millions)

Sales	4	12,395.8	13,187.5	14,593.9	19,259.6
Other operating income	6	180.7	80.1	364.9	481.6
Changes in inventories of finished goods and work in progress		39.0	71.7	2.5	3.3
Change in net value of biological assets	13	7.1	(6.7)	(2.2)	(2.9)
Materials and services		(6,607.6)	(7,297.3)	(8,111.8)	(10,705.1)
Freight and sales commissions		(1,367.8)	(1,493.0)	(1,751.4)	(2,311.4)
Personnel expenses	7, 21	(1,907.9)	(2,182.5)	(2,225.5)	(2,937.0)
Other operating expenses	6	(831.8)	(991.9)	(988.9)	(1,305.1)
Depreciation, amortisation and impairment charges	11	(1,172.0)	(1,427.7)	(1,257.7)	(1,659.8)

Operating Profit / (Loss)	4	735.5	(59.8)	623.8	823.2
Share of results in associated companies	14	38.9	67.2	87.4	115.4
Financial income	8	149.9	213.0	253.6	334.7
Financial expense	8	(255.9)	(364.6)	(333.0)	(439.5)

Profit / (Loss) before Tax		668.4	(144.2)	631.8	833.8
Income tax	9	97.6	36.8	(42.6)	(56.2)

Net Profit / (Loss) for the Year		766.0	(107.4)	589.2	777.6

Attributable to:
Equity holders of the Parent Company	19	757.9	(111.1)	585.0	772.0
Minority Interests	20	8.1	3.7	4.2	5.6

Net Profit / (Loss) for the Year		766.0	(107.4)	589.2	777.6

Earnings per Share
Basic earnings / (loss) per share, €	31	0.91	(0.14)	0.74	0.98
Diluted earnings / (loss) per share, €	31	0.91	(0.14)	0.74	0.98

CONSOLIDATED STATEMENT OF RECOGNISED INCOME & EXPENSE

		Year Ended December 31,
	Note	2004	2005	2006	2006
		(€ in millions)			($ in millions)

Defined benefit plan actuarial gains / (losses)	21	(174.9)	(60.2)	135.1	178.3
Tax on actuarial movements	9, 21	45.8	27.0	(46.6)	(61.5)
Net fair value movements in Available-for-Sale assets	25	2.5	352.5	251.6	332.0
Currency hedges	25	10.5	(25.7)	20.3	26.8
Commodity hedges	25	(47.6)	105.6	(65.6)	(86.6)
Associate hedges	25	(19.0)	1.7	11.1	14.6
Tax on Other Comprehensive Income Movements (OCI)	9, 25	6.6	(33.7)	50.2	66.3
Currency translation movements on equity net investments (CTA)	26	(67.4)	240.6	(86.4)	(114.0)
Equity net investment hedges	26	78.3	(201.4)	118.0	155.7
Tax on equity hedges	9, 26	(21.0)	52.4	(30.7)	(40.5)

Net income & Expense Recognised directly in Equity		(186.2)	458.8	357.0	471.1
Net Profit / (Loss) for the Year		766.0	(107.4)	589.2	777.6

Total Recognised Income & Expense for the Year		579.8	351.4	946.2	1,248.7

Attributable to:
Equity holders of the Parent Company	19	571.7	347.7	942.0	1,243.2
Minority Interests	20	8.1	3.7	4.2	5.5

Total Recognised Income & Expense for the Year		579.8	351.4	946.2	1,248.7

The accompanying Notes are an integral part of these Consolidated Financial Statements

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

			As of December 31,
		Note	2004	2005	2006	2006
			(€ in millions)			($ in millions)
Assets
Fixed Assets and Non-current Investments
Goodwill	O	12	787.9	961.8	906.8	1,196.7
Other intangible fixed assets	O	12	108.1	194.1	170.4	224.9
Property, plant and equipment	O	12	9,754.8	9,936.8	9,153.6	12,080.0

		12	10,650.8	11,092.7	10,230.8	13,501.6
Biological assets	O	13	64.6	76.8	111.5	147.1
Emission rights	O		—	43.7	98.1	129.5
Investment in associated companies	A	14	568.1	719.9	805.2	1,062.6
Available-for-Sale: Listed securities	I	15	220.1	211.6	41.2	54.4
Available-for-Sale: Unlisted shares	O	15	132.8	403.6	794.3	1,048.2
Non-current loan receivables	I	18	233.1	127.6	149.2	196.9
Deferred tax assets	T	9	11.4	72.2	53.5	70.6
Other non-current assets	O	16	40.2	28.3	61.1	80.7

			11,921.1	12,776.4	12,344.9	16,291.6

Current Assets
Inventories	O	17	1,771.3	2,150.5	2,019.5	2,665.1
Tax receivables	T	9	160.9	108.5	124.8	164.7
Short-term operative receivables	O	18	1,865.3	2,157.9	2,127.9	2,808.2
Interest-bearing receivables	I	18	248.7	309.2	214.2	282.7
Cash and cash equivalents	I		274.3	351.4	609.0	803.7

			4,320.5	5,077.5	5,095.4	6,724.4

Total Assets			16,241.6	17,853.9	17,440.3	23,016.0

Equity and Liabilities
Equity Attributable to Parent Company Shareholders
Share capital		19	1,423.3	1,382.1	1,342.2	1,771.3
Share premium			770.3	545.9	528..0	696.8
Reserve fund			238.9	238.9	238.9	315.3
Treasury shares		19	(180.8)	(259.9)	(10.5)	(13.9)
Other comprehensive income		25	67.6	468.0	735.6	970.8
Cumulative translation adjustment		26	(218.9)	(127.1)	(132.0)	(174.2)
Retained earnings			4,767.1	5,083.3	4,512.4	5,955.0
Net profit for the period			757.9	(111.1)	585.0	772.0

			7,625.4	7,220.1	7,799.6	10,293.1

Minority Interests		20	136.1	93.6	103.5	136.6

Total Equity			7,761.5	7,313.7	7,903.1	10,429.7

Non-current Liabilities
Post-employment benefit provisions	O	21	1,076.8	888.3	763.1	1,007.1
Other provisions	O	23	60.9	142.6	308.3	406.9
Deferred tax liabilities	T	9	1,116.2	866.0	793.0	1,046.5
Non-current debt	I	22	3,328.1	4,353.9	4,081.0	5,385.7
Other non-current operative liabilities	O	24	174.0	204.7	193.7	255.6

			5,756.0	6,455.5	6,139.1	8,101.8

Current Liabilities
Current portion of non-current debt	I	22	102.1	385.0	630.2	831.7
Interest-bearing liabilities	I	22	470.8	1,143.1	236.9	312.6
Bank overdrafts	I		126.6	201.9	299.4	395.2
Current operative liabilities	O	24	1,673.1	1,975.4	1,972.9	2,603.6
Tax liabilities	T	9	351.5	379.3	258.7	341.4

			2,724.1	4,084.7	3,398.1	4,484.5

Total Equity and Liabilities			16,241.6	17,853.9	17,440.3	23,016.0

Items designated “O” comprise Operative Capital	Items designated “I” comprise Interest-bearing Net Liabilities
Items designated “T” comprise Net Tax Liabilities	Items designated “A” comprise Associated Companies

The accompanying Notes are an integral part of these Consolidated Financial Statements

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

		Year Ended December 31,
	Note	2004	2005	2006	2006
		(€ in millions)			($ in millions)
Cash Flow from Operating Activities
Net profit / (loss) for the period		766.0	(107.4)	589.2	777.6
Cash Flow from the Statement of Recognised Income & Expense
Currency derivatives		10.7	(26.1)	21.7	28.6
Commodity hedges		(48.5)	107.2	(70.2)	(92.6)
Net investment equity hedges		89.4	(56.0)	(10.7)	(14.1)
Reversal of non-cash items:
Taxes		(97.6)	(36.8)	42.6	56.2
Depreciation, amortisation and impairment charges	11	1,172.0	1,427.7	1,257.7	1,659.8
Change in value of biological assets	13	(7.1)	6.7	2.2	2.9
Change in fair value of options		—	9.7	17.0	22.4
Share of results of associated companies	14	(38.9)	(67.2)	(87.3)	(115.2)
Profits and losses on sale of fixed assets and investments	6	(125.8)	5.0	(207.0)	(273.2)
Net financial income	8	106.0	151.6	79.4	104.8
Associates company dividends received	14	7.5	11.6	5.6	7.4
Interest received		15.6	29.0	23.4	30.9
Interest paid, net of amounts capitalised		(182.3)	(166.2)	(244.3)	(322.4)
Dividends received	8	17.1	4.5	1.3	1.7
Other financial items, net		17.3	3.6	(37.6)	(49.6)
Income taxes paid	9	(114.2)	(209.0)	(215.4)	(284.3)
Change in net working capital, net of businesses acquired or sold		(92.4)	(400.6)	289.0	381.4

Net Cash Provided by Operating Activities		1,494.8	687.3	1,456.6	1,922.3

Cash Flow from Investing Activities
Acquisition of subsidiary shares		(176.4)	(323.9)	(329.8)	(435.2)
Acquisition of shares in associated companies	14	(250.4)	(55.7)	(19.4)	(25.6)
Acquisition of available-for-sale investments	15	(13.2)	(8.6)	(5.2)	(6.9)
Capital expenditure	4, 12	(975.1)	(1,129.6)	(559.1)	(737.8)
Investment in biological assets	13	(4.5)	(15.7)	(24.3)	(32.1)
Proceeds from disposal of subsidiary shares		197.9	1.6	466.5	615.6
Proceeds from disposal of shares in associated companies	14	—	—	0.3	0.5
Proceeds from disposal of available-for-sale investments	15	32.8	97.4	209.1	275.9
Proceeds from sale of fixed assets	12	36.4	14.5	30.0	39.6
Proceeds from (payment of) non-current receivables, net		(182.5)	98.3	(21.3)	(28.1)

Net Cash Used in Investing Activities		(1,335.0)	(1,321.7)	(253.2)	(334.1)

Cash Flow from Financing Activities
Proceeds from (payment of) non-current liabilities, net		1,261.2	671.3	(11.6)	(15.3)
Proceeds from (payment of) current borrowings, net		(814.0)	652.6	(632.7)	(835.0)
Dividends paid		(375.7)	(365.3)	(354.9)	(468.4)
Minority dividends less equity injections	20	(1.9)	(0.2)	6.6	8.7
Options exercised		1.6	—	(2.0)	(2.6)
Repurchase of own shares	19	(198.6)	(344.7)	0.3	0.4

Net Cash Used in Financing Activities		(127.4)	613.7	(994.3)	(1,312.2)

Net Increase (Decrease) in Cash and Cash Equivalents		32.4	(20.7)	209.1	275.9
Cash and bank in acquired companies		45.9	10.2	1.6	2.2
Cash and bank in divested companies		(29.5)	—	(20.2)	(26.7)
Translation adjustment		(3.2)	12.3	(30.4)	(40.1)
Cash and cash equivalents at beginning of year		102.1	147.7	149.5	197.3

Net Cash and Cash Equivalents at Year End		147.7	149.5	309.6	408.6

Cash and Cash Equivalents at Year End		274.3	351.4	609.0	803.7
Bank Overdrafts at Year End		(126.6)	(201.9)	(299.4)	(395.1)

		147.7	149.5	309.6	408.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

STORA ENSO OYJ AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

Supplemental Cash Flow Information

		Year Ended December 31,
	Note	2004	2005	2006	2006
		(€ in millions)			($ in millions)
Change in Net Working Capital consists of:
Change in inventories		(106.8)	(254.7)	94.3	124.4
Change in interest-free receivables: Current		(175.7)	(51.4)	(0.2)	(0.3)
Non-current		(50.5)	(3.4)	(36.6)	(48.3)
Change in interest-free liabilities: Current		(289.1)	(7.1)	35.7	47.2
Non-current		47.6	(12.9)	105.9	139.8
Proceeds from (payment of) short-term interest-bearing receivables		482.1	(71.1)	89.9	118.6

		(92.4)	(400.6)	289.0	381.4

Acquisition of Group Companies
Cash Flow on Acquisitions
Purchase consideration on acquisitions		176.4	323.9	329.8	435.2
Cash and cash equivalents in acquired companies		(45.9)	(10.3)	(1.6)	(2.1)

		130.5	313.6	328.2	433.1
Non-cash Transaction
Associate shares held	14	3.9	5.0	—	—

Total Acquisition Value		134.4	318.6	328.2	433.1

Acquired Net Assets
Operating working capital		44.0	171.4	47.3	62.4
Operating fixed assets	12	190.2	388.3	283.1	373.6
Interest-bearing assets less cash and cash equivalents		0.7	—	—	—
Tax liabilities	9	(19.2)	(59.8)	1.2	1.5
Interest-bearing liabilities		(11.4)	(274.6)	(4.5)	(5.9)
Minority interests	20	(69.9)	93.3	1.1	1.5

Total Net Assets Acquired		134.4	318.6	328.2	433.1

Disposal of Group Companies
Cash Flow on Disposals
Cash flow on disposal		197.9	1.6	466.5	615.6
Cash and cash equivalents in divested companies		(29.5)	—	(20.2)	(26.6)

		168.4	1.6	446.3	589.0

Net Assets Sold
Operating working capital		62.2	—	59.5	78.5
Operating fixed assets	12	94.1	—	172.4	227.5
Biological assets	13	1,541.2	—	45.5	60.0
Interest-bearing assets less cash and cash equivalents		23.1	1.6	1.2	1.7
Tax liabilities	9	(222.9)	—	(18.0)	(23.8)
Interest-bearing liabilities		(1,518.8)	—	(12.0)	(15.8)
Minority interests	20	—	—	(0.2)	(0.3)
Gain on sale	12	113.0	—	197.9	261.2

		91.9	1.6	446.3	589.0
Provision for unrealised gain	24	76.5	—	—	—

Total Net Assets Sold		168.4	1.6	446.3	589.0

The accompanying Notes are an integral part of these Consolidated Financial Statements

STORA ENSO OYJ AND SUBSIDIARIES

CHANGES IN GROUP SHAREHOLDERS’ EQUITY

	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
	(€ in millions, except for per share data)

Balance at December 31, 2003	1,469.3	1,237.4	(258.0)	114.6	(197.1)	5,571.9	7,938.1
Effect of adopting amendment to IAS 19	—	—	—	—	—	(300.0)	(300.0)

Balance at January 1, 2004	1,469.3	1,237.4	(258.0)	114.6	(197.1)	5,271.9	7,638.1
Repurchase of Stora Enso Oyj shares	—	—	(198.6)	—	—	—	(198.6)
Cancellation of Stora Enso Oyj shares	(47.3)	(228.5)	275.8	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(375.7)	(375.7)
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	(11.7)	757.9	746.2
Net expense recognised directly in equity	—	—	—	(47.0)	(10.1)	(129.1)	(186.2)

Balance at December 31, 2004	1,423.3	1,009.2	(180.8)	67.6	(218.9)	5,525.0	7,625.4
Repurchase of Stora Enso Oyj shares	—	—	(344.7)	—	—	—	(344.7)
Cancellation of Stora Enso Oyj shares	(41.2)	(224.4)	265.6	—	—	—	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(365.3)	(365.3)
Buy-out of Minority Interests	—	—	—	—	—	(43.2)	(43.2)
Net loss for the period	—	—	—	—	0.2	(111.1)	(110.9)
Net income recognised directly in equity	—	—	—	400.4	91.6	(33.2)	458.8

Balance at December 31, 2005	1,382.1	784.8	(259.9)	468.0	(127.1)	4,972.2	7,220.1
Cancellation of Stora Enso Oyj shares	(39.9)	(15.9)	249.1	—	—	(193.3)	—
Dividends paid (€0.45 per share)	—	—	—	—	—	(354.9)	(354.9)
Options exercised	—	(2.0)	0.3	—	—	—	(1.7)
Buy-out of Minority Interests	—	—	—	—	—	(0.1)	(0.1)
Net profit for the period	—	—	—	—	(5.8)	585.0	579.2
Net income recognised directly in equity	—	—	—	267.6	0.9	88.5	357.0

Balance at December 31, 2006	1,342.2	766.9	(10.5)	735.6	(132.0)	5,097.4	7,799.6

Capital Reserves include the Share Premium Account and the legal Reserve Fund

OCI = Other Comprehensive Income – see Note 25

CTA = Cumulative Translation Adjustment – See Note 26

Total Equity

	As of December 31,
	2004	2005	2006
	(€ in millions)
Equity attributable to parent company shareholders	7,625.4	7,220.1	7,799.6
Equity attributable to Minority Interests	136.1	93.6	103.5

Total Equity	7,761.5	7,313.7	7,903.1

Full details of minority equity are given in Note 20

Distributable Funds

	As of December 31,
	2004	2005	2006
	(€ in millions)
Retained earnings	5,525.0	4,972.2	5,097.4
Translation adjustment	(218.9)	(127.1)	(132.0)
Treasury shares	(180.8)	(259.9)	(10.5)

	5,125.3	4,585.2	4,954.9
Untaxed reserves in Retained Earnings	(1,876.4)	(1,661.3)	(1,304.3)

Distributable Funds	3,248.9	2,923.9	3,650.6

Adjustment for the Change in Accounting Policy: Post-Retirement Defined Benefit Plans

Amounts previously reported as net profit and shareholder’s equity differ from those amounts shown in these consolidated financial statements following the change in accounting for post-retirement defined benefit plans. As of January 1, 2006, Stora Enso adopted the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whereby all actuarial gains and losses were recognised on the Balance Sheet directly in equity. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed below and in Note 21 Post Retirement Benefits.

Prior Year Results as Adjusted for the Change in Accounting Policy

	Year Ended December 31,
	2004	2005
	(€ in millions)
Net Profit / (Loss)
As previously reported	747.8	(126.3)
Restated	766.0	(107.4)

Amount of Restatement	18.2	18.9

Shareholders Equity
As previously reported	8,036.3	7,645.3
Restated	7,625.4	7,220.1

Amount of Restatement	(410.9)	(425.2)

	2004	2005
	(€)
Earnings per Share (Basic & Diluted)
As previously reported	0.89	(0.16)
Restated	0.91	(0.14)

Amount of Restatement	0.02	0.02

Equity per Share (Basic & Diluted)
As previously reported	9.80	9.70
Restated	9.29	9.16

Amount of Restatement	(0.51)	(0.54)

Segment Share in Operating Profit as Adjusted for the Change in Accounting Policy

	Year Ended December 31,
	2004		2005
	Originally Reported	As Restated	Originally Reported	As Restated
	(€ in millions)		(€ in millions)
Publication Paper	157.4	169.3	(8.3)	4.7
Fine Paper	93.2	102.8	21.4	32.3
Merchants	9.9	10.1	(4.6)	(4.1)
Packaging Boards	334.7	340.5	75.6	82.8
Wood Products	29.8	30.2	(56.3)	(55.6)
Wood Supply	156.6	157.0	(15.3)	(14.6)
Other	(75.5)	(74.4)	(106.4)	(105.3)

	706.1	735.5	(93.9)	(59.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Accounting Principles

Principal Activities

Stora Enso Oyj (“the Company”) is a Finnish limited liability company organised under the laws of the Republic of Finland and with its registered address at Kanavaranta 1, 00160 Helsinki. Its shares are listed on the Helsinki, Stockholm, and New York Exchanges. The operations of Stora Enso Oyj and its subsidiaries (together “Stora Enso” or the “Group”) are organised into global product divisions, being Publication Paper, Fine Paper (including Merchants), Packaging Boards and Forest Products, incorporating Wood Products and Wood Supply. Supporting areas in segment Other comprise Energy and Head Office, together with other corporate functions. The Group’s main market is Europe, though it has a substantial presence in the Americas.

The IFRS Financial Statements were approved by the Board on February 6, 2007.

Basis of Preparation

The Consolidated Financial Statements of Stora Enso have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union, including International Accounting Standards (“IAS”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). However, the differences between full IFRS and EU-adopted IFRS do not impact these Financial Statements, being the consolidated Financial Statements of Stora Enso Oyj and its subsidiaries which have been prepared under the historical cost convention except as disclosed in the accounting policies below; for example, available-for-sale investments and derivative financial instruments are shown at fair value.

Stora Enso maintains its accounting records and prepares its financial statements in euro. Solely for the convenience of the reader, the December 31, 2006 consolidated financial statements have been translated from euro at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the euro on December 29, 2006 of $1.00 = €0.757748. Such translation should not be construed as representations that the euro amounts represent, or have been or could be so converted into US dollars at that rate or at any other rate.

Use of Estimates

The preparation of Consolidated Financial Statements conforming to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

Consolidation Principles

Stora Enso was formed as a combination of Enso Oyj and the former Stora Kopparbergs Bergslags Aktiebolag (publ) in December 1998 and, as a result of the merger, the latter became a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IFRS.

The Consolidated Financial Statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50 percent of the voting rights. The Financial Statements of companies, which Stora Enso controls through management agreements with majority shareholders, but in which Stora Enso holds less than 50 percent of the voting rights, are also consolidated. The principal subsidiaries are listed in Note 28.

Associated companies, where Stora Enso exercises significant influence, generally considered to be where the Group has voting rights of between 20 percent and 50 percent, are accounted for using the equity method, which involves recognising in the Income Statement the Group’s share of the associate’s profit or loss for the year less any impaired goodwill. These companies represent undertakings in which the Group has significant influence, but which it does not control; the most significant such companies are listed in Note 14. The Group’s interest in an associated company is carried in the Balance Sheet at an amount that reflects its share of the net assets of the associate together with any remaining goodwill on acquisition. When the Group share of losses exceeds the carrying amount of an investment, the carrying amount is reduced to nil and any recognition of further losses ceases unless the Group is obliged to satisfy obligations of the investee which it has guaranteed or is otherwise committed to.

Joint Ventures, where Stora Enso jointly controls an entity with other third parties, are also accounted for using the equity method as described above; the most significant such companies are listed in Note 14.

Acquired companies are accounted for under the purchase method whereby they are included in the Consolidated Financial Statements from their acquisition date, whereas, conversely, divestments are included up to their date of sale.

All intercompany transactions, receivables, liabilities and unrealised profits, as well as intragroup profit distributions, are eliminated. Accounting policies for subsidiaries and all equity accounted investments are adjusted where necessary to ensure consistency with the policies adopted by Stora Enso. Minority interests are presented as a separate component of equity.

Minority Interests

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

Foreign Currency Translations—Subsidiaries

The Income Statements of subsidiaries, whose functional and presentational currencies are not Euros, are translated into the Group reporting currency using the average exchange rates for the year, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-Euro area foreign subsidiary and associated undertakings, and of financial instruments which are designated as and are hedges of such investments, are recorded directly in shareholders’ equity in the Cumulative Translation Adjustment (“CTA”), as shown in the Consolidated Statement of Recognised Income & Expense and Note 26. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal. CTA is also expensed on the repayment of share capital, return of investment and any partial disposal of a business unit.

Derivative Financial Instruments & Hedging

Financial derivatives are initially recognised in the Balance Sheet at cost and subsequently measured at their fair value on each Balance Sheet date, though the method of recognising the resulting gains or losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either hedges of the fair value of recognised assets or liabilities (fair value hedge), hedges of forecast transactions or firm commitments (cash flow hedge), hedges of net investments in foreign entities or as derivative financial instruments not meeting the hedge accounting criteria.

Changes in the fair value of derivatives designated and qualifying as fair value hedges, and which are highly effective, are recorded in the Income Statement, along with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Changes in the fair value of derivatives designated and qualifying as cash flow hedges, and which are effective, are recognised in equity to the Hedging Reserve within Other Comprehensive Income (“OCI”), the movements of which are disclosed in the Consolidated Statement of Recognised Income & Expense. The cumulative gain or loss of a derivative deferred in equity is transferred to the Income Statement and classified as revenue or expense in the same period in which the hedged item affects the Income Statement.

When a hedging instrument expires, is sold, terminated or exercised, has its designation revoked or it no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity at that time remains in equity and is accounted for as an adjustment to revenue or expense when the committed or forecast transaction is ultimately recognised in the Income Statement. However, if the forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity, from the period when the hedge was effective, shall be recognised in the Income Statement immediately.

Certain derivative transactions, while providing effective economic hedges under Group risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 and therefore changes in the fair value of such non-qualifying hedge instruments are immediately recognised in the Income Statement. Fair value changes of derivative instruments relating to sales and purchases are presented under operating profit and specified in Note 25 Financial Instruments. Fair value changes from all other derivatives are recognised in the Income Statement under financial items.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges, the Group using either derivatives or borrowings for this purpose. Where the hedging instrument is a derivative, any gain or loss thereon relating to the effective portion of the hedge is recognised in equity in CTA, as disclosed in the Consolidated Statement of Recognised Income & Expense; the gain or loss relating to the ineffective portion is immediately recognised in the Income Statement. In addition, exchange gains and losses arising on the translation of a borrowing that hedges such an investment are also recognised in CTA, any ineffective portion being immediately recognised in the Income Statement.

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

Revenue Recognition

Sales comprise products, raw materials, energy and services, less indirect sales tax and discounts, and are adjusted for exchange differences on sales in foreign currency. Sales are recognised after Stora Enso has transferred the risks and rewards of ownership to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods; usually, this means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

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

•

“C” terms, whereby the Group arranges and pays for the external carriage and certain other costs, though the Group ceases to be responsible for the goods once they have been handed over to the carrier in accordance with the relevant term. The Point of Sale is thus the handing over of the goods to the carrier contracted by the seller for the carriage to the agreed destination.

•	“F” terms, being where the buyer arranges and pays for the carriage, thus the Point of Sale is the handing over of goods to the carrier contracted by the buyer.

Where local rules may result in invoices being raised in advance of the above, the effect of this revenue advancement is quantified and adjusted for.

Revenues from services are recorded when the service has been performed.

Shipping and Handling Costs

Where Stora Enso is responsible for arranging transport for its sales, such costs are not billed separately but are included in revenue in the value of the goods billed to customers; the shipping costs incurred are shown in cost of sales.

Research and Development

Research costs are expensed as incurred in other operating expenses in the Consolidated Income Statement. Development costs are also expensed as incurred unless it is assured that they will generate future income, in which case they are capitalised as intangible assets and depreciated over the period of the income streams.

Advertising Costs

Advertising costs are expensed as incurred.

Computer Software Development Costs

Development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Group and has probable benefit exceeding its cost beyond one year, are recognised as an intangible asset and depreciated over the software’s expected useful life. Associated costs include staff costs of the implementation team and an appropriate portion of overhead, but exclude the cost of maintaining the software, which is expensed as incurred. Website costs are expensed as incurred.

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

Discontinuing Operations and Assets Held for Sale

A discontinuing operation represents a separate major line of business, for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes, that has been disposed or is classified as Held for Sale. Assets are classified as such when it is highly probable that the carrying amount of the asset will be recovered through a sale transaction rather than continuing use. The pre-tax gain or loss on disposal of discontinued operations is shown as a separate item in the Consolidated Income Statement.

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

Deferred income taxes are provided using the liability method, as measured with enacted, or substantially enacted, tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property plant and equipment, revaluation of net assets in acquired companies, fair valuation of available-for-sale investments and financial derivatives, intercompany inventory profits, untaxed reserves and tax losses carried forward; the latter is recognised as an asset to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilised.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders’ equity and deferred tax liability in the Consolidated Balance Sheet, but under the Companies Act, such items in equity are excluded from distributable funds.

Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognised by the Group on an acquisition. Goodwill is computed as the excess of the cost of an acquisition over the fair value of the Group share of net assets of the acquired subsidiary / associated undertaking at the acquisition date and is allocated to those groups of cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of non-Euro foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

New rules came into effect in 2004 whereby amortisation of goodwill ceased from April 1, 2004 for new acquisitions and January 1, 2005 for existing goodwill; previously it had been amortised on a straight line basis over its expected useful life, which varied from 5 to 20 years depending on the nature of the acquisition. Goodwill is now tested for impairment on an annual basis, or more frequently if there is an indication of impairment, therefore the only value adjustments to the carrying value of goodwill from January 1, 2005 results from the annual impairment testing.

Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold.

Intangible Assets

Intangible assets are stated at historical cost and are amortised on a straight-line basis over expected useful lives which usually vary from 3 to 10 years, though up to 20 years for patents. Intangible items acquired must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights and their fair value can be measured reliably.

Intangible assets recognised separately from goodwill in acquisitions consist of marketing and customer related or contract and technology based intangible assets. Typical marketing and customer related assets are trademarks, trade names, service marks, collective marks, certification marks, customer lists, order or production backlogs, customer contracts and the related customer relationships. The contract and technology based intangible assets are normally licensing and royalty agreements or patented technology and trade secrets such as confidential formulas, processes or recipes. The fair value determination of customer contracts and related relationships is derived from expected retention rates and cash flow over the customers’ remaining estimated life time. The value of trade marks is derived from discounted cash flow analysis using the relief from royalty method.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost, augmented where appropriate by asset retirement costs; assets coming into the Group on the acquisition of a new subsidiary are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges; the Balance Sheet value represents cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of these assets are capitalised as part of the cost during the construction period.

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

Ordinary maintenance and repair charges are expensed as incurred, however, the costs of significant renewals and improvements are capitalised and depreciated over the remaining useful lives of the related assets.

Retirements, sales and disposals of property, plant and equipment are recorded by deducting the cost and accumulated depreciation from the accounting records with any resulting terminal depreciation adjustments reflected in impairment charges in the Income Statement; capital gains are shown in Other Operating Income.

Impairment

The carrying amounts of assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

A previously recognised impairment loss on plant and equipment is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognised in prior years. For goodwill, however, a recognised impairment loss is not reversed.

Whilst intangible assets and property, plant and equipment is subject to impairment testing at the cash generating unit (“CGU”) level, goodwill is subject to impairment testing at the level of CGU or groups of CGUs, which represents the lowest level within the Group that goodwill is monitored for internal management purposes.

Accounting for Leases

Leases of property, plant and equipment, where the Group has substantially all the rewards and risks of ownership, are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property or the estimated present value of the minimum lease payments. Each lease payment is allocated between the capital liability and finance charges, so as to achieve a constant interest rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities with the interest element of the finance charge being taken to the Income Statement over the lease period. Property plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets, where the lessor retains all the risks and benefits of ownership, are classified as operating leases and the lease payments are expensed on a straight-line basis over the lease periods. When an operating lease is terminated before the expiry of the lease period, any obligatory payment to the lessor by way of penalty is recognised as an expense in the period in which termination takes place. Lease termination benefits are recognised on a discounted basis.

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the carrying value of the asset, the net cost being capitalised. Other government grants are recognised as income on a systematic basis over the periods necessary to match them with the related costs which they were intended to compensate.

Biological Assets

IAS 41 Agriculture, requires that biological assets, such as standing trees, are shown on the Balance Sheet at market value. Group forests are thus accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets.

The valuation of Stora Enso’s forest assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest made from the forecasted tree growth is multiplied by actual wood prices and the cost of fertiliser and harvesting is then deducted. The fair value of the biological asset is measured as the present value of the harvest from one growth cycle based on the productive forestland, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognised and measured at their fair value separately from the land.

Emission Rights & Trading

The Group’s participation in the European Emissions Trading Scheme, in which it has been allocated allowances to emit a fixed tonnage of carbon dioxide in a fixed period of time, gives rise to an intangible asset for the allowances, a government grant and a liability for the obligation to deliver allowances equal to the emissions that have been made during the compliance period. Emissions Allowances recorded as intangible assets are recognised when the Group is able to exercise control and are measured at fair value at the date of initial recognition. If the market value of emission allowances falls significantly below the carrying amount, and the decrease is considered permanent, then an impairment charge is booked for allowances which the Group will not use internally. The liability to deliver allowances is recognised based on actual emissions; this liability will be settled using allowances on hand, measured at the carrying amount of those allowances, with any excess emissions being measured at the market value of the allowances at the period end.

In the Income Statement, the Group will expense, under Materials & Services, emissions made at the fair value of the rights at their grant date, together with purchased emission rights at their purchase price. Such costs will be offset under Other Operating Income by the income from the original grant of the rights used at their fair value at the grant date, together with income from the release or sale of surplus rights. The Income Statement will thus be neutral in respect of all rights consumed that were within the original grant, any net effect representing either the costs of purchasing additional rights to cover excess emissions, the sale of unused rights or the impairment of allowances not required for internal use.

Inventories

Inventories are reported at the lower of cost and net realisable value with cost being determined by the first-in first-out (FIFO) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress comprises raw material, direct labour, depreciation, other direct costs and related production overhead but excludes interest expenses. Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and sale.

Where market conditions result in the manufacturing costs of a product exceeding its net realisable value, a valuation allowance is made. Valuation provisions are also made for old, slow moving and obsolete finished goods and spare parts. Such valuation allowances are detailed in Note 10 Valuation Provisions and Note 17 Inventories and, in the Balance Sheet, are deducted from the carrying value of the inventories.

Trade Receivables

Trade receivables are reported at their anticipated realisable value, an estimate being made for doubtful receivables based on an objective review of all outstanding amounts at the year-end.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other liquid investments with original maturity of less than three months. Bank overdrafts are reported separately in short-term borrowings under current liabilities but included in the cash and cash equivalents in the cash flow.

Investments

The Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into three categories of trading, held-to-maturity and available-for-sale. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments, to be classified as current assets, whereas investments with fixed maturity, which management has the intent and ability to hold to maturity, are classified as held-to-maturity, to be disclosed in non-current assets; during the period the Group held no investments in these categories. Investments intended to be held for an indefinite period of time, but which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the Balance Sheet date, in which case they are included in current assets. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Gains and losses on available-for-sale investments are booked to equity in OCI and, when they are sold, the accumulated fair value adjustments are then included in the Income Statement. The values of all investments, where the market value has been below the carrying value for more than a year, are reviewed at least annually for permanent impairment. If any impairment becomes apparent, then that part of the fair value reserve (OCI) represented by the impairment is transferred to the Income Statement.

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

Debt

Debt is recognised initially as proceeds received, net of transaction costs incurred. In subsequent periods, it is stated at amortised cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognised in the Income Statement over the period of the borrowings. Interest expenses are accrued for and recorded in the Income Statement for each period.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Environmental provisions for site reinstatement are made when a project starts production, the capitalised cost of the provision, along with the historic cost of the asset, being amortised over the useful life of the asset. Provisions are discounted back to their current net present value.

A restructuring provision is recognised in the period in which the Group becomes legally or constructively committed to the plan. The relevant costs are only those that are incremental to, or incurred as a direct result of, the exit plan, are the result of a continuing contractual obligation with no on-going economic benefit or represent a penalty incurred to cancel the obligation.

Employee Benefits

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

Change in accounting policy

The Group immediately recognises all actuarial gains and losses arising from defined benefit plans directly in equity, as disclosed in its Consolidated Statement of Income & Expense (“SORIE”). Past service costs are however identified at the time of any plan amendments and, where vested, are shown in the Income Statement, whilst unvested amounts are amortised systematically over the vesting period. On the Group Balance Sheet, the full liability for all plan deficits is recorded, as adjusted for any past service costs still to be amortised.

In its financial statements for periods beginning before January 1, 2006, the Group had previously applied the corridor method to recognise actuarial gains and losses in the Income Statement over the expected average remaining working lives of employees in the plan, subject to any curtailments. This change in accounting policy was due to the adoption, as of January 1, 2006, of the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed at the front of the Notes.

Executive Share Options and Share Awards

The costs of all employee-related share-based payments are charged to the Income Statement as personnel expenses over the vesting period. The synthetic option programmes 1999-2006 are hedged by Total Return Swaps (“TRS”) which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in the share price between the grant and settlement dates.

The fair value of employee services received in exchange for cash settled options is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance Sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black & Scholes model, with all changes recognised immediately in the Income Statement.

The fair value of employee services received in exchange for cash settled share awards is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance sheet date to its fair value using estimates of the number of share awards that are expected to be issued and the latest fair valuations by using the Stora Enso R-share closing price, with all changes recognised immediately in the Income Statement

Restricted Equity

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

Dividend

The dividend proposed by the Board is not deducted from distributable shareholders’ equity until approved by the shareholders at the Annual General Meeting.

New and Amended Standards Effective in 2006

IAS 19 (Amendment), Employee Benefits, which introduces the option of alternative recognition rules for actuarial gains and losses along with new disclosure requirements, is effective for the Group’s accounting periods from January 1, 2006. Stora Enso has thus changed its policy with regard to the recognition approach for actuarial gains and losses as disclosed in the Employee Benefits section above. The Amendment may also impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting, though the Group is not affected by this.

The following amendments and interpretations are effective for the Group’s accounting periods beginning January 1, 2006, but are either not relevant or not material to the Group’s operations:

•	IAS 21 (Amendment), Net Investment in a Foreign Operation;

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	IAS 39 (Amendment), The Fair Value Option;

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

•	IFRS 6, Exploration for and Evaluation of Mineral Resources,

•	IFRIC 4, Determining whether an Arrangement contains a Lease;

•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

New and Amended standards and Interpretations not yet Effective in 2006

•

IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures are mandatory for the Group’s accounting periods beginning on or after January 1, 2007. Adoption of this standard and amendment will introduce new disclosures relating to financial instruments, but does not have any impact on the classification and valuation of Group financial instruments.

•

IFRS 8, Operating Segments replaces IAS 14 and requires an entity to adopt the ‘management approach’ to reporting the financial performance of its operating segments. It is mandatory for the Group’s accounting periods beginning or after January 1, 2009, though its impact on segment reporting has yet to be determined.

•

IFRIC 7, Applying the Restatement Approach under IAS 29 provides additional guidance on how to apply the requirements of IAS 29. It is mandatory for the Group’s accounting periods beginning on or after January 1, 2007, but it is not expected to have any impact on Group operations as no Group entities have a currency in a hyperinflationary economy as its functional currency.

•

IFRIC 8, Scope of IFRS 2 provides additional guidance for transactions involving the issuance of equity instruments. It is mandatory for accounting periods beginning on or after January 1, 2007, but is not expected to have any impact on the Group.

•

IFRIC 9, Reassessment of Embedded Derivatives provides additional guidance on circumstances where it is allowed to reassess whether an embedded derivative should be separated. It is mandatory for the Group’s accounting periods beginning on or after January 1, 2007, but is not expected to have any impact on Stora Enso.

•

IFRIC 10, Interim Financial Reporting and Impairment, provides additional guidance on the reversal of impairment losses. It is mandatory for the Group’s accounting periods beginning on or after January 1, 2007, but is not expected to have any impact on the Group’s accounts.

•

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions, addresses how to apply IFRS 2—Share Based Payments to share based payment arrangements involving an entity’s own equity instruments. It is mandatory for the Group’s accounting periods beginning on or after January 1, 2008, but is not expected to have any impact on the Group’s accounts.

•	IFRIC 12, Service Concession Arrangements is not applicable to the Group’s operations.

Note 2—Risk Management

Financial Market Risk Management

Stora Enso is exposed to a number of financial market risks that the Group is responsible for managing under policies approved by the Financial and Audit Committee of the Board of Directors. The overall objective is to have cost-effective funding in Group companies as well as to manage financial risks in order to decrease earnings volatility with the use of financial instruments. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity, especially energy, price risk.

Funding Risk

Funding risk arises from the difficulty of obtaining finance for operations at a given point in time. Stora Enso’s funding policy states that the average maturity of outstanding loans and committed credit facilities covering short-term borrowings should be at least four years and not more than seven. The policy further provides that the Group must have committed credit facilities to cover planned funding needs, the current portion of long-term debt, commercial paper borrowings and other uncommitted short-term loans.

Interest Rate Risk

Fluctuations in interest rates affect the interest expense of the Group. As a result of the cyclical nature of the economy, the Group has an interest rate risk policy to synchronise interest costs with earnings over the business cycle by swapping long-term fixed interest rates to short-term floating interest rates. The Group’s duration benchmark is 12 months, though the Treasury has a deviation mandate of between 3 and 24 months. However, the duration can be extended to 48 months with approval from the CFO.

Currency Transaction Risk

The Group is exposed to currency risk arising from exchange rate fluctuations. Currency transaction risk is the effect of exchange rate fluctuations on the Group Income Statement, being the effect of currency rates on expected future cashflows. The Group policy for transaction risk is to hedge a maximum 75 percent of the next 12 months net exposure in a specific currency.

Currency Translation Risk

Translation risk is the danger that fluctuations in exchange rates will affect the value of Stora Enso’s net foreign currency denominated assets and liabilities. Translation risk should be reduced by funding assets, whenever economically possible, in the same currency as the asset.

Commodity and Energy Price Risk

Group earnings are exposed to commodity and energy price volatility. Financial energy hedges are part of the total energy price risk management in the Group, whilst commodity risks are measured and hedged if economically possible.

Customer Credit Risk

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

Market Risk of Total Return Swaps (“TRS”)

Stora Enso utilises TRS to partially hedge exposures to changes in the share price of synthetic options granted under the Option Programmes for Management (see Note 29), which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise future cash flows related to the settlement of outstanding synthetic options, they result in certain market risks relating to Group share price developments. Group TRS instruments do not qualify for hedge accounting, and periodic changes to their fair value are recorded in the Income Statement in financial items.

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

Fixed Assets

For material fixed assets in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. Management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable, though different assumptions and assigned lives could have a significant impact on the reported amounts.

The carrying amounts of fixed assets are reviewed at each Balance Sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Triggering events for impairment reviews include, among others:

•	A permanent deterioration in the economic or political environment of customers or Group activities;

•	Significant under-performance relative to expected historical or projected future performance; and

•	Material changes in strategy affecting Group business plans and previous investment policies.

If any such indications exist, the recoverable amount of an asset is estimated as the higher of the net selling price and the value in use, with an impairment charge being recognised whenever the carrying amount exceeds the recoverable amount.

Goodwill

Under IFRS, goodwill is tested by Cash Generating Unit (“CGU”) or by group of CGUs at least on an annual basis and any impairment is measured using the discounted cash flow valuation method. This method uses future projections of cash flows from each of the reporting units in a CGU or group of CGUs and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance capital expenditures and an assumption of the weighted average cost of capital. A pre-tax discount rate used for the net present value calculation of projected cash flows reflects the weighted average cost of capital.

Stora Enso performs annual impairment tests in the third quarter of each year, though additional tests may be carried out if triggering events occur. The impairment test involves a comparison by CGU or group of CGUs of the fair value of the net operating assets, including goodwill, with their carrying amounts, the fair value being determined based on a discounted cash flow valuation. If a carrying amount exceeds the fair value, then assets within the CGU or group of CGUs are considered to be impaired, primarily the goodwill and then the fixed assets, until the carrying value equates to the fair value.

The Group has evaluated the most sensitive estimates in which changes could have a material effect on the fair value of the assets or goodwill and therefore could lead to an impairment. These estimates are expected sales prices of the products, expected inflation rate of the product costs and discount rate. The Group performs sensitivity analysis on the most critical estimates.

Available-for-sale Instruments

The fair value of publicly traded securities are based on quoted market prices at the Balance Sheet date, whereas the fair value of other securities, mainly energy-related investments, are assessed using a variety of methods such as discounted cash flow models, comparable trading and precedent transaction multiples; these three methods create a range of the fair values the average of which is then used. The discounted cash flow model energy-related investments includes future projections of electricity prices, production costs, inflation and capital expenditures, the projected net annual cash flows being discounted with the weighted average cost of capital. Trading multiples are based on listed securities price-earnings ratios in the same industry.

Derivatives

As an international producer and seller of paper and forest products, Stora Enso is exposed to foreign exchange rate movements, thus, in accordance with Group policy, a maximum of 75 percent of the upcoming 12 months net exposure in a specific currency was hedged. The Group policy for translation risk exposure aims to minimise this risk by funding investments in the same currency as the net assets, whenever possible and economically viable.

Stora Enso applies hedge accounting for cash flows related to external sales, however, derivative financial instruments that do not fulfil the criteria for hedge accounting are fair valued with the effect appearing in operating profit in the Income Statement.

Prices for paper and wood products are cyclical in nature and consequently earnings are exposed to commodity price volatility, thus Stora Enso hedges its end product markets. The Group has implemented a commodity risk management framework in the areas of fibre and energy procurement whereby subsidiaries are responsible for measuring their open commodity price risks and hedging these through the Group Treasury. All financial derivatives used in hedging Group exposure to commodity and energy price risk are accounted for under IAS 39 and, where possible, hedge accounting is applied, though where instruments do not fulfil the for hedge accounting criteria, they are fair valued with the effect appearing in operating profit in the Income Statement.

The Group has evaluated the risks of loosing the hedge accounting criteria for each instrument due to the sensitiveness of the estimates used when the upcoming 12 months net exposure is determined.

Income Taxes

Deferred income taxes are provided using the liability method, as measured with enacted tax rates, to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities. Principal temporary differences arise from depreciation on property, plant and equipment, fair valuation of net assets at acquisitions, fair valuation of available-for-sale investments and derivative financial instruments, intercompany inventory profits and tax losses carried forward which are recognised as assets to the extent that it is probable that future taxable profits will be available against which unused tax losses may be utilised.

Tax assets and liabilities are reviewed on a periodic basis and balances are adjusted as appropriate. Management considers that adequate provision has been made for future tax consequences based upon current facts, circumstances and tax law. However, should any tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

Post-Retirement Benefits

The group operates a number of defined contribution and defined benefit plans worldwide, the assets of which are generally held in trustee administered funds. Payments to defined contribution pension plans are charged to the Income Statement in the year to which they relate and no further liability arises. However, for defined benefit plans, accounting costs are assessed using the projected unit credit method under which the cost of providing pensions and other benefits is charged to the Income Statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan each year; the full cost of the benefit is thus matched to the periods in which service is rendered.

The defined benefit obligation (“DBO”) is measured as the present value of estimated future cash outflows using interest rates of government securities that have maturity terms approximating the terms of the related liability. Pension assets are fair valued and the difference between that and the DBO represents the unfunded liability on the Balance Sheet. Any past service costs will remain off Balance Sheet to the extent that they are unrecognised and are spread forward over the average remaining vesting period of the affected employees.

The determination of the Group pension obligation and expense is subject to the selection of certain assumptions used by actuaries in calculating such amounts, including, among others, the discount rate, the expected rate of return on plan assets, the annual rate of increase in future compensation levels and estimated lifespans. Amounts charged in the Income Statement are determined by independent actuaries, however, where actual results differ from the initial estimates, together with the effect of any change in assumptions or other factors, these differences are recorded directly in equity, as disclosed in the Statement of Recognised Income & Expense.

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. However, establishing the precise nature of any contingent liability for environmental liabilities is by its very nature extremely subjective, thus management can only make its best estimate based on the facts known at the time and by external advice where appropriate.

Note 4—Segment Information

The Group evaluates the performance of its operating segments and allocates resources to them based on their operating performance, which is equivalent to the segment result. Segment sales include intersegment sales valued at arm’s length prices.

Stora Enso changed its organisational structure in 2005 so that its business segments are organised worldwide into global product divisions, these being the basis on which the Group reports its primary segment information. The activities of the reportable segments are:

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

Wood Products

Wood Products develops, manufactures and supplies sawn goods used in the joinery, furniture and construction industry; it also has an increasing amount of value added capacity for further processing of the basic sawn timber.

Wood Supply

Wood Supply procures and supplies timber to Group mills, sourcing this from both the Group’s two forest Associates and from external parties.

Other

Segment Other consists of Market Services, being the Sales Network and Transport & Distribution, along with Energy and Head Office / Corporate functions.

Information on Stora Enso’s reportable segments as of and for the years ended December 31, 2004, 2005, and 2006 is shown in the following tables; comparatives have been restated due to the 2006 adoption of IAS 19 (Amendment), Employee Benefits.

Sales by Segment

	Year Ended December 31,
	2004			2005			2006
	External	Internal	Total	External	Internal	Total	External	Internal	Total
	(€ in millions)			(€ in millions)			(€ in millions)

Publication Paper	4,333.3	288.1	4,621.4	4,404.6	271.3	4,675.9	4,518.9	254.5	4,773.4
Fine Paper	2,445.5	223.3	2,668.8	2,385.2	305.1	2,690.3	2,559.8	396.5	2,956.3
Merchants	628.3	9.6	637.9	1,162.1	11.1	1,173.2	1,906.2	1.0	1,907.2
Packaging Boards	2,902.4	151.0	3,053.4	3,036.6	153.6	3,190.2	3,316.6	214.9	3,531.5
Wood Products	1,446.8	120.0	1,566.8	1,474.6	113.7	1,588.3	1,575.2	101.2	1,676.4
Wood Supply	549.7	1,931.8	2,481.5	603.9	1,898.0	2,501.9	604.2	2,043.0	2,647.2
Other	89.8	453.2	543.0	120.5	533.2	653.7	113.0	725.4	838.4
Elimination of internal sales	—	(3,177.0)	(3,177.0)	—	(3,286.0)	(3,286.0)	—	(3,736.5)	(3,736.5)

Group Total	12,395.8	—	12,395.8	13,187.5	—	13,187.5	14,593.9	—	14,593.9

Sales includes external service income of €21.7 million (€21.8 million, €19.3 million).

Segment Share of Operating Profit and Associated Companies

	Operating Profit			Share of Results in Associated Companies			Investment in Associated Companies
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)

Publication Paper	169.3	4.7	39.3	5.1	0.7	15.5	61.5	95.8	102.1
Fine Paper	102.8	32.3	228.3	3.5	(0.1)	12.5	190.0	307.9	328.9
Merchants	10.1	(4.1)	33.1	—	0.2	—	—	1.2	1.2
Packaging Boards	340.5	82.8	322.2	(0.5)	(0.2)	2.3	4.3	2.8	7.0
Wood Products	30.2	(55.6)	38.4	1.3	(4.0)	0.6	8.1	0.8	1.0
Wood Supply	157.0	(14.6)	5.0	22.5	78.0	54.7	249.6	297.6	352.6
Other	(74.4)	(105.3)	(42.5)	7.0	(7.4)	1.8	54.6	13.8	12.4

Group Total	735.5	(59.8)	623.8	38.9	67.2	87.4	568.1	719.9	805.2

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Segment

	Fixed Assets			Capital Expenditure			Depreciation/Impairment
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)

Publication Paper	4,009.0	4,175.0	3,931.0	492.4	602.9	173.0	458.3	565.9	495.6
Fine Paper	2,746.1	2,821.5	2,530.4	180.6	115.9	99.3	292.4	270.8	311.5
Merchants	76.3	338.8	204.4	3.2	6.7	6.7	8.5	15.5	15.5
Packaging Boards	2,754.0	2,642.4	2,450.8	179.2	237.6	147.8	281.9	407.1	289.8
Wood Products	674.8	637.9	603.0	68.1	44.5	32.9	78.2	113.8	81.1
Wood Supply	99.9	124.1	200.4	21.9	34.4	36.4	12.9	15.5	20.2
Other	290.7	353.0	310.8	29.7	87.6	63.0	39.8	39.1	44.0

Group Total	10,650.8	11,092.7	10,230.8	975.1	1,129.6	559.1	1,172.0	1,427.7	1,257.7

Goodwill by Segment (included in Fixed Assets above)

	Goodwill			Acquisitions			Amortisation / Impairment
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)

Publication Paper	138.1	139.3	131.4	—	—	—	23.6	—	7.0
Fine Paper	337.6	464.0	441.4	—	75.2	—	28.1	—	2.0
Merchants	13.8	52.7	54.6	6.8	38.8	2.0	2.2	—	—
Packaging Boards	143.4	151.7	122.2	0.1	—	—	15.1	8.0	—
Wood Products	155.0	154.1	157.2	—	—	—	21.2	—	—
Wood Supply	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Group Total	787.9	961.8	906.8	6.9	114.0	2.0	90.2	8.0	9.0

Assets and Liabilities by Segment

	Assets			Liabilities
	As of December 31,
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)

Publication Paper	5,261.7	5,446.9	5,234.3	1,027.8	1,127.7	1,156.0
Fine Paper	3,487.9	3,595.2	3,180.6	535.3	577.9	589.4
Merchants	279.0	852.2	869.9	92.6	197.1	335.2
Packaging Boards	3,687.4	3,586.6	3,412.6	579.3	583.8	536.9
Wood Products	1,038.0	1,011.0	964.0	208.9	197.4	180.9
Wood Supply	562.0	784.1	837.6	398.2	413.7	397.7
Other	1,925.6	2,577.9	2,941.3	5,638.0	7,442.6	6,341.1

Total	16,241.6	17,853.9	17,440.3	8,480.1	10,540.2	9,537.2

Operating Capital by Segment

	As of December 31,
	2004	2005	2006
	(€ in millions)

Publication Paper	4,233.9	4,319.2	4,078.3
Fine Paper	2,952.6	3,017.3	2,591.2
Merchants	186.4	655.1	534.7
Packaging Boards	3,108.1	3,002.8	2,875.7
Wood Products	829.0	813.5	783.1
Wood Supply	163.8	370.5	439.9
Other	66.4	564.1	902.3

Total	11,540.2	12,742.5	12,205.2

Reconciliation to Total Assets

	As of December 31,
	2004	2005	2006
	(€ in millions)
Operating capital	11,540.2	12,742.5	12,205.2
Gross-up for operating liabilities	2,984.8	3,211.0	3,238.0
Interest-bearing receivables	976.2	999.8	1,013.6
Associate companies	568.1	719.9	805.2
Tax receivables	172.3	180.7	178.3

Total Assets	16,241.6	17,853.9	17,440.3

Operating capital (“O” items) is designated thus on the Balance Sheet and represents the sum of fixed and biological assets, emission rights, unlisted shares, other non-current assets, inventories, short-term operative receivables and liabilities, provisions and other long-term operative liabilities.

Average Personnel

	Segment
	Year Ended December 31,
	2004	2005	2006
Publication Paper	12,884	12,450	11,972
Fine Paper	7,758	7,637	6,838
Merchants	1,296	2,095	3,177
Packaging Boards	10,860	12,454	12,106
Wood Products	4,856	5,081	4,894
Wood Supply	3,157	3,415	3,803
Other	2,968	3,034	2,841

Total	43,779	46,166	45,631

	Location
	Year Ended December 31,
	2004	2005	2006
Baltic States	1,630	1,806	1,776
Finland	13,820	13,596	12,879
France	1,260	1,345	1,307
Germany	4,734	5,165	5,786
Poland	69	1,936	1,848
Russia	1,710	1,927	2,199
Sweden	8,848	8,696	8,128
Other Europe	5,280	5,445	5,262

Europe	37,351	39,916	39,185
Canada	775	664	608
China (inc Hong Kong)	849	955	1,097
USA	4,644	4,454	4,314
Other	160	177	427

Total	43,779	46,166	45,631

Year end Personnel	45,307	46,664	43,887

External Sales by Destination and Origin

	Sales By Destination			Sales By Origin
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)
Austria	238.6	298.0	304.1	390.4	361.5	353.0
Baltic States	135.5	165.8	202.9	310.7	321.7	323.0
Belgium	258.4	278.0	298.3	263.4	267.9	336.0
Czech Republic	111.1	136.2	156.7	143.8	161.5	215.3
Denmark	262.2	255.7	248.3	66.8	61.8	58.1
Finland	808.5	814.2	862.3	4,085.5	3,536.3	4,224.0
France	835.2	940.4	940.4	347.1	460.9	398.2
Germany	1,624.6	1,894.2	2,401.1	1,500.9	1,894.8	2,313.9
Italy	369.1	384.1	414.3	0.1	6.5	15.0
Netherlands	508.8	597.8	631.7	211.2	311.7	351.8
Poland	105.5	228.6	299.5	11.2	175.3	202.3
Portugal	83.2	65.7	45.4	131.1	134.2	94.9
Spain	488.8	483.1	521.8	114.0	111.5	117.0
Sweden	1,040.5	1,081.9	1,133.6	2,820.3	3,006.2	3,116.6
UK	963.8	860.4	891.1	24.4	34.5	33.6
Russia	151.8	193.2	236.8	118.3	167.9	205.8
Other Europe	671.9	777.4	896.0	55.7	104.6	212.9

Total Europe	8,657.5	9,454.7	10,484.3	10,594.9	11,118.8	12,571.4
Africa	149.9	138.8	162.3	—	—	—
Australia / New Zealand	124.3	120.7	112.6	5.6	9.2	9.8
Brazil	42.6	49.2	111.0	—	26.3	197.3
Canada	127.5	137.3	120.0	275.5	292.2	57.2
China (inc Hong Kong)	281.4	257.3	273.1	107.8	99.6	67.0
Japan	346.2	280.2	345.6	—	—	5.9
Other Asia	382.5	351.9	356.6	12.6	13.0	9.9
Middle East	201.4	193.6	406.1	—	—	—
USA	1,904.9	2,050.7	2,012.6	1,398.7	1,623.9	1,675.2
Other Latin America	120.3	121.6	170.7	—	—	—
Others	57.3	31.5	39.0	0.7	4.5	0.2

Total	12,395.8	13,187.5	14,593.9	12,395.8	13,187.5	14,593.9

Total Assets, Capital Employed and Equity by Location

	Total Assets			Capital Employed			Shareholder’s Equity
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Austria	235.1	197.6	224.8	165.1	144.4	162.9	141.1	91.0	98.0
Baltic States	296.4	303.7	270.7	275.4	291.5	249.5	150.2	157.0	142.6
Belgium	625.1	591.6	574.4	568.6	525.3	506.9	257.2	246.5	289.6
Czech Republic	121.7	153.9	164.8	110.6	141.8	133.6	128.0	142.0	154.6
Denmark	53.1	58.9	58.3	44.5	47.7	51.0	200.8	174.5	176.6
Finland	5,056.9	5,355.0	5,633.8	3,218.2	3,686.1	3,714.2	1,968.1	1,512.9	1,591.0
France	389.0	431.2	381.3	275.7	235.6	230.8	138.1	(18.9)	144.5
Germany	1,778.6	2,031.6	1,794.4	877.2	979.5	974.9	647.6	637.7	670.9
Netherlands	181.7	196.1	149.9	132.2	121.7	21.1	197.0	61.5	(43.8)
Poland	248.9	266.6	293.8	162.1	189.3	189.6	135.9	147.1	158.0
Portugal	216.8	226.3	0.5	202.0	201.0	—	243.8	240.9	0.4
Spain	121.1	121.4	121.7	84.2	80.2	83.4	73.7	77.0	75.0
Sweden	3,270.0	3,593.5	3,611.9	1,552.5	2,113.8	2,115.2	1,847.1	1,941.4	2,394.7
Russia	127.8	182.9	204.0	119.3	163.1	177.6	33.5	55.3	51.9
Other Europe	77.2	222.4	212.0	9.5	117.1	121.3	70.3	130.7	128.7

Total Europe	12,799.4	13,932.7	13,696.3	7,797.1	9,038.1	8,732.0	6,232.4	5,596.6	6,032.7
Brazil	190.8	343.7	738.2	0.3	32.9	370.3	190.6	343.4	699.8
Canada	484.2	508.1	344.8	447.2	320.2	272.7	417.7	381.5	234.3
China (inc Hong Kong)	174.4	259.4	265.2	147.8	201.0	227.5	39.2	100.3	103.4
USA	2,554.9	2,725.6	2,341.2	1,842.8	2,052.2	1,684.7	748.1	762.7	704.7
Other Latin America	0.3	29.0	27.4	—	16.2	24.2	0.2	28.5	26.7
Other	37.6	55.4	27.2	9.6	17.2	20.4	(2.8)	7.1	(2.0)

Total	16,241.6	17,853.9	17,440.3	10,244.8	11,677.8	11,331.8	7,625.4	7,220.1	7,799.6

Total capital employed represents operating capital less net tax liabilities

Fixed Assets, Capital Expenditure and Depreciation & Impairment by Location

	Fixed Assets			Capital Expenditure			Depreciation/Impairment
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Austria	139.9	120.2	117.6	13.3	8.1	6.2	16.6	27.4	7.1
Baltic States	208.2	204.4	180.5	28.9	16.1	11.6	24.8	19.2	34.1
Belgium(1)	506.0	486.0	468.8	(11.7)	12.0	7.1	39.8	36.3	34.3
Czech Republic	100.2	117.1	119.6	10.5	4.8	4.0	13.0	6.2	7.5
Finland	3,086.3	2,928.8	2,702.4	239.3	201.9	157.1	369.2	411.5	377.1
France	199.6	201.0	184.2	37.7	49.9	5.7	24.0	56.2	20.2
Germany	1,177.9	1,283.7	1,100.7	187.0	49.9	45.0	163.1	143.9	226.7
Netherlands	80.6	75.5	24.2	5.2	3.1	6.6	9.9	10.8	45.3
Poland	146.5	171.5	165.3	0.1	32.5	10.5	0.9	16.9	19.6
Portugal	127.3	127.1	0.1	4.5	9.8	8.0	9.9	9.9	5.8
Spain	69.0	68.5	64.1	2.4	6.5	2.6	6.7	6.9	6.9
Sweden	1,959.8	2,234.3	2,200.4	283.8	554.9	166.9	207.9	216.4	242.9
Russia	82.2	119.5	133.3	12.3	30.1	29.8	5.4	9.0	12.2
Other Europe	49.2	125.1	118.1	2.9	17.1	8.6	9.4	15.8	11.7

Total Europe	7,932.7	8,262.7	7,579.3	816.2	996.7	469.7	900.6	986.4	1,051.4
Brazil	0.3	32.5	250.4	0.2	29.0	13.3	0.1	0.1	5.9
Canada(1)	404.4	344.9	290.9	29.4	(15.5)	5.1	28.9	110.6	25.3
China (inc Hong Kong)	121.5	158.5	164.4	3.7	22.6	18.8	11.1	8.9	8.2
USA	2,185.1	2,272.4	1,918.5	123.8	83.2	43.0	229.9	320.6	165.6
Other Latin America	0.1	14.4	20.7	—	13.2	8.6	—	—	0.1
Other	6.7	7.3	6.6	1.8	0.4	0.6	1.4	1.1	1.2

Total	10,650.8	11,092.7	10,230.8	975.1	1,129.6	559.1	1,172.0	1,427.7	1,257.7

(1)	Negative capital expenditure is as a result of grant receipts

Goodwill by Location (included in Fixed Assets above)

	Goodwill			Acquisitions			Amortisation/ Impairment
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Austria	43.0	43.0	43.0	—	—	—	6.3	—	—
Baltic States	57.8	54.2	54.2	—	—	—	7.0	—	—
Belgium	12.0	12.0	12.0	—	—	—	2.4	—	—
Czech Republic	54.2	56.9	60.0	—	—	—	7.9	—	—
Finland	4.0	59.0	57.0	0.1	55.0	—	1.1	—	2.0
Germany	146.0	185.0	180.0	—	39.0	2.0	27.6	—	7.0
Sweden	13.9	33.6	34.8	—	20.0	—	2.1	—	—
Other Europe	9.8	9.7	9.7	6.8	—	—	1.2	—	—

Total Europe	340.7	453.4	450.7	6.9	114.0	2.0	55.6	—	9.0
China (inc Hong Kong)	17.7	21.0	19.5	—	—	—	4.9	—	—
USA	429.5	487.4	436.6	—	—	—	29.7	8.0	—

Total	787.9	961.8	906.8	6.9	114.0	2.0	90.2	8.0	9.0

Note 5—Acquisitions and Disposals

Material acquisitions in recent years consisted of the Arapoti Group in Brazil in 2006, the Schneidersöhne Group in 2005 in Germany and, the Intercell Group in 2004 in Poland. Four companies were disposed of in 2006, encompassing Celbi Pulp Mill in Portugal, Pankakoski Mill in Finland, Grycksbo Mill in Sweden and the Lübeck Sheeting Plant in Germany. In 2004, 56.7 percent of the shares in the Group’s Swedish forest-owning company, Bergvik Skog AB were sold.

Acquisitions

In 2006, Stora Enso spent €329.8 million (2005: €328.9 million) on share acquisitions, of which €320.0 million related to its acquisition of the Brazilian Arapoti Group. The other €9.8 million related to a small Polish Wood Supply business, sundry additional costs relating to previous acquisitions and small minority buy-outs of €1.1 million; acquisitions in 2005 included minority buy-outs of €93.3 million.

Acquisitions by Segment

	As of December 31,
	2004	2005	2006
	(€ in millions)
Publication Paper	—	2.2	181.3
Fine Paper	5.2	83.7	—
Merchants	31.1	140.7	0.3
Packaging Boards	131.8	27.0	1.0
Wood Products	—	69.2	8.3
Wood Supply	12.2	6.1	138.9

Total	180.3	328.9	329.8

Acquisitions by Country

	As of December 31,
	2004	2005	2006
	(€ in millions)
Baltic States	—	58.4	—
Poland	131.8	1.5	1.3
Other EU	36.3	193.9	8.5
Other Europe, excl EU	12.2	65.3	—
Brazil	—	—	320.0
Other	—	9.8	—

Total Assets	180.3	328.9	329.8

Acquisition of Group Companies

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Acquired Net Assets
Cash and cash equivalents	45.9	10.3	1.6
Other operating working capital	44.0	171.4	47.3
Tangible fixed assets	160.8	187.9	213.6
Intangible fixed assets	22.5	86.4	8.4
Biological assets	—	—	61.1
Tax liabilities	(19.2)	(59.8)	1.2
Net interest-bearing liabilities	(10.7)	(274.6)	(4.5)
Minority interests	(69.9)	93.3	1.1

Fair Value of Net Assets in Acquired Companies	173.4	214.9	329.8
Goodwill	6.9	114.0	—

Total Purchase Consideration	180.3	328.9	329.8

On September 1, 2006, Stora Enso finalised its 100% acquisition of the shares in the now renamed Stora Enso Arapoti Indústria de Papel Ltda. and Stora Enso Arapoti Empreendimentos Agrícolas Ltda; the assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper Inc. The deal comprised a paper mill producing coated mechanical paper, a sawmill and some 50,000 hectares of land, of which approximately 30,000 hectares are productive plantations. The acquired entities are at Arapoti, in the state of Paraná, near major markets in Southern Brazil, and at December 31, 2006 they employed 745 people.

The acquisition value, including costs, amounted to €320.0 million. The IFRS-compliant acquired equity in the local books amounted to €244.5 million, leaving €75.5 million to be allocated in the purchase price allocation, principally to tangible fixed assets; there was no goodwill. The acquisition accounting however remains provisional until the fair valuations have been finalised.

In 2006, the companies had external sales of €162.4 million, of which €54.3 million arose in the period after acquisition, the effect on Group turnover for a full year being estimated at €188.0 million. In the four months from September 1, Arapoti made a profit before tax of €0.1 million.

The paper mill was the main focus in the acquisition and has been incorporated into Stora Enso’s Publication Paper Division. The light-weight coated (LWC) production line, which includes a fully integrated thermo-mechanical pulp (TMP) mill, was built in 1992 and rebuilt in 1999, currently having an annual capacity of 205,000 metric tons.

The sawmill started operations in autumn 2004 and has an annual capacity is 150,000 m3. The forest business owns some 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations, and thus the entire business is more than self-sufficient in wood supply. The sawmill and plantations are being incorporated into Stora Enso’s Forest Products Division, though future development options are being evaluated.

Acquisitions in 2006

	Total Group Acquisitions			Arapoti Group
	Total Value	Allocated Fair Values	Acquired Book Value	Total Value	Allocated Fair Values	Acquired Book Value
	(€ in millions)			(€ in millions)
Tangible fixed assets	213.6	86.7	126.7	205.1	80.6	124.5
Intangible fixed assets	8.4	7.7	0.7	6.5	5.8	0.7
Biological assets	61.1	1.1	60.0	61.1	1.1	60.0

Total Fixed Assets	283.1	95.7	187.4	272.7	87.5	185.2
Operative receivables: Non-current	14.5	(7.4)	21.9	15.7	(6.2)	21.9
Current	39.4	(0.6)	40.0	39.0	(0.6)	39.6
Inventories	19.9	(4.7)	24.6	19.2	(4.6)	23.8
Cash	1.6	—	1.6	1.5	—	1.5
Tax assets	2.0	(0.6)	2.6	1.5	(1.2)	2.7

Total Assets Acquired	360.5	82.4	278.1	349.6	74.9	274.7

Group shareholder equity acquired	329.8	83.6	246.2	320.0	75.5	244.5
Minority Interests	(1.1)	(1.2)	0.1	—	—	—

Net Equity Acquired	328.7	82.4	246.3	320.0	75.5	244.5
Operative Liabilities: Non-current	0.2	0.2	—	—	—	—
Current	26.5	(0.2)	26.7	25.3	(0.6)	25.9
Debt: Non-current	4.2	—	4.2	3.7	—	3.7
Current	0.2	—	0.2	—	—	—
Tax Liabilities	0.7	—	0.7	0.6	—	0.6

Total Equity & Liabilities Acquired	360.5	82.4	278.1	349.6	74.9	274.7

Acquisitions in 2005 included:

In August 2005 Stora Enso finalised its acquisition of 100 percent of the German-based paper merchant group Schneidersöhne,in an all-cash acquisition which valued the business at €441.6 million, being the equity purchase price of €202.7 million and debt of €238.9 million. The acquisition was accounted for using the purchase method under which the total purchase price was allocated to assets and liabilities based on their fair values; this resulted in the allocation of €82.9 million and €35.8 million to intangible and tangible fixed assets respectively, €7.1 million to other assets and liabilities, €40.7 million for tax and goodwill of €114.0 million. The acquisition accounting was finalised in 2006 and another €2.0 million was added to goodwill, making €116.0 million in all.

Schneidersöhne was the second largest paper merchant in Germany by sales volume, and the fifth largest in Europe; it had operations in 11 countries with the biggest markets being Germany and Switzerland. In 2006 many of its former subsidiaries outside its core markets were merged with existing merchant units, or worked closely with them, in Papyrus’s Western and Eastern European areas of operation. The core area of Germany and Switzerland constitutes a separate business area for Papyrus and in 2006 had external sales of €922.7 million.

In April 2005, the Group completed its acquisition of Papeteries de France SA from International Paper Corp for €12.4 million as part of the Group strategy to develop its Papyrus merchant business. The business had full year sales of €140.0 million in 2006,

In July 2005, Stora Enso Timber AG in Austria bought out its 51 percent partner in its former Associate Holzwerke Wimmer GmbH in Germany and its subsidiary at Zdirec in the Czech Republic. The Wimmer companies specialised in the further processing of Group products. The purchase price amounted to €5.2 million and, together with the existing book value of €5.0 million for the 49 percent already reported as an Associate, this gave an acquisition value of €10.2 million, equivalent to the net assets acquired. The Wimmer companies had an external turnover in 2006 of €71.4 million.

In December 2005, Wood Supply acquired another subsidiary in Russia in a deal worth €6.1 million, the rationale being to enhance Group fibre supply; this acquisition did not affect Group turnover as the supplies were internal.

There was one other small acquisition in Belgium of €2.2 million which was intended to ensure fibre supply to Langerbrugge Mill.

The details of the 2005 buy-outs of Minority Interests are:

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

Stora Enso acquired UPM Kymmene Oyj’s 29 percent minority shareholding in Corenso United Oy Ltd following approval by the regulatory authorities. The cost of the share acquisition totalled €22.8 million with a charge against Retained Earnings of €7.2 million.

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

Acquisitions in 2004 included:

In December 2004, Stora Enso closed its acquisition of 66.56 percent of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation. The acquisition price was €131.8 million and, with the fair value of the net assets acquired being €201.2 million, this gave the minority interest an accounting value of €69.4 million. In 2006 its external sales were €173.2 million.

In September 2004, Stora Enso completed its 100 percent acquisition of the Dutch paper merchant Scaldia Papier BV from International Paper Corp, the acquisition being completed in 2005 with an additional payment of €1.0 million to give a total purchase price of €32.1 million, of which goodwill came to €6.6 million. Scaldia had net sales in 2006 of €109.2 million.

Stora Enso also made various small acquisitions in Russia amounting to €12.2 million in 2004 as part of its Wood Supply programme to reduce supply risk by securing sources of fibre.

Disposals

In 2006, Stora Enso sold several businesses, for a net consideration after costs of €466.5 million (2005: €1.6 million), as part of its Asset Performance Review. Whilst two disposals triggered fixed asset impairments, the disposal of the Celbi Pulp Mill in Portugal resulted in a gain of €197.9 million.

Disposal of Group Companies

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Net Assets Sold
Cash and cash equivalents	29.5	—	20.2
Other operating working capital	62.2	—	59.5
Fixed assets	94.1	—	172.4
Biological assets	1,541.2	—	45.5
Interest-bearing assets less cash and cash equivalents	23.1	1.6	1.2
Tax liabilities	(222.9)	—	(18.0)
Interest-bearing liabilities	(1,518.8)	—	(12.0)
Minority interests	—	—	(0.2)

Net Assets in Divested Companies	8.4	1.6	268.6
Income Statement capital gain	113.0	—	197.9
Provision for unrealised gain	76.5	—	—

Total Disposal Consideration Received in Cash	197.9	1.6	466.5

In October 2005, the Group announced an Asset Performance Review (“APR”) program which would reduce capacity by about 400,000 metric tons in the short term and strengthen the Group’s financial performance. In 2006 the Asset Performance Review continued as mills under scrutiny were evaluated with reference to their financial performance and strategic fit within the Group. In some cases, major steps to restructure the Group resulted in substantial disposals, either by asset sale (see Note 22) or by disposal of the companies themselves, as shown below.

Grycksbo Mill, Sweden

On March 31, 2006, Stora Enso sold its Grycksbo Mill to Accent Equity, a Stockholm-based private equity firm, for a net sales price of €37.4 million after costs, recording a fixed asset impairment of €23.9 million, in order to reduce the value of its net assets down to the level of the net sale proceeds, and a CTA charge of €2.2 million on account of accumulated currency losses. The effects of the disposal are that Group annual sales will decrease by some €140 million and working capital by some €6 million; the divestment will have no material effect on operating profit, though Group debt will be reduced by the amount of the sales proceeds. Grycksbo Mill, in Dalarna province in central Sweden, was a non-integrated producer of on-machine coated woodfree paper with annual capacity of around 250,000 metric tons and employing around 500 staff.

Lübeck Sheeting Plant, Germany

On June 30, 2006, Stora Enso sold its sheeting operations at Lübeck to OKAB Convert AB (OKAB); the sale had no material impact on Group financial figures. OKAB took over Stora Enso’s 24 personnel and machinery at Lübeck and installed two new sheeters at the site to further strengthen services.

Pankakoski Mill, Finland

On July 31, 2006, Stora Enso sold its Pankakoski Mill to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The mill was part of Packaging Boards, employed about 200 people and produced speciality paperboards for packaging and graphical end-users on two board machines with a total annual capacity of around 100,000 metric tons. The sale realised €5.2 million, though the Group’s interest-bearing net liabilities were decreased by some €20 million, and a fixed asset impairment of €15.8 million was recorded. Annual Packaging Boards sales will decrease by some €60 million and the working capital by some €12 million, though the divestment will have no material effect on the Group’s future operating profit

Celbi Pulp Mill & Plantation, Portugal

On August 8, 2006, Stora Enso completed the sale of Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill, to Altri, a Portuguese company with steel, pulp and paper operations. The sales value net of costs was €423.5 million and resulted in a capital gain of €197.9 million. Group interest-bearing liabilities were reduced by the equivalent of the sales value, as the mill was debt-free, and the divestment decreased working capital by some €30 million. Celbi Pulp Mill had an annual production capacity of about 305,000 metric tons of high quality short-fibre eucalyptus pulp, suitable for the production of printing, writing and speciality papers and tissue. The mill obtained half its fibre raw material from its own plantations of approximately 41,000 hectares and employed about 360 staff. Celbi’s annual sales were some €140 million, of which about €55 million were internal, and it contributed €26 million operating profit in 2005.

There was only one minor divestment in 2005, which realised its net asset worth of €1.6 million.

In March 2004, Stora Enso’s forest restructuring programme, launched in 2002, culminated with the divestment of the Group’s Swedish forest interests, which had a book value of €1,598.0 million at December 31 2003. Although the capital gain on disposal amounted to €113.9 million, the sale also triggered the release of deferred tax provisions of a further €240.5 million that had been provided in the event of an asset sale as opposed to the company divestment that ultimately occurred. Stora Enso’s on-going stake in Bergvik Skog AB is now accounted for as an Associate (see Note 14). An unrealised gain of €75.6 million in excess of the reported profit was also generated on this transaction and is shown in Balance Sheet liabilities (see Note 24).

In October 2004, Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Indonesian acacia plantation company. The book value of the plantation at sale was €21.8 million and the disposal resulted in a small overall profit of €2.4 million.

Note 6—Other Operating Income and Expense

Following the Kyoto agreement, the European Union has issued carbon dioxide (“CO2”) emission rights to participating entities to discharge a specified level of emissions. Participants in the scheme have received a certain amount of emission rights for free and they are also able to buy and sell these rights in a market. If their emissions exceed their rights, they must purchase more allowances on the market, though if they emit less, they will be able to sell their excess allowances on the market. The Group has expensed €103.5 million (2005: €36.4 million), under Materials & Services, on account of actual emissions, thus ensuring the Income Statement correctly reflects the cost of assets used in production. This is offset under Other Operating Income by an equivalent credit from the original grant of those rights, hence the Income Statement is neutral in this respect. Stora Enso emissions in 2005 were less than the allowances granted, thus sale proceeds from surplus rights came to €1.6 million in 2005, with a further income of €5.9 million being credited to the Income Statement in 2006, representing the value of the remaining unused 2005 rights still held by the Group on April 1, 2006 when 2005 emission rights were required to be surrendered against emissions made. In 2006, further rights were sold and, along with the market value of the remaining rights held at the year end, a further €7.6 million was credited to income.

The Group also generates other income from its environmentally friendly power-generation in Sweden and Belgium where it uses renewable resources and is thus entitled to Green Certificates for onward sale to generators that consume non-renewable resources. The income from this amounted to €24.4 million (2005: €21.2 million).

In August 2006, Stora Enso completed the sale of its Celbi pulp mill and plantation for €423.5 million, resulting in a capital gain of €197.9 million, of which €189.8 million represented the goodwill realised and a further €8.0 million the CTA profit on currency variations arising through its immediate Swedish parent company. Whilst there are no capital losses on the disposals of Group companies, the net assets within those entities having been impaired down to the value of the disposal proceeds, the sale of Grycksbo Mill in Sweden did trigger a CTA charge of €2.2 million.

In 2004, the Group divested its Swedish forest holdings company, Bergvik Skog AB (see Note 5) and generated a capital gain of SEK 978 million (€107.3 million) on the fixed assets therein. Cumulative Translation Adjustments (CTA) relating to divested companies amounted to €11.7 million, of which €6.5 million also related to Bergvik Skog AB.

Other Operating Income & Expense

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Other Operating Income
Emission rights	na	38.0	117.0
Sale of Green Certificates	34.0	21.2	24.4
Capital gains	113.0	2.1	200.6
CTA on disposals, net of hedging	11.7	—	8.0
Gain on sale of unlisted shares	1.4	1.0	0.6
Insurance compensation	4.8	3.3	2.4
Rent	8.4	8.0	8.6
Subsidies	7.4	6.5	3.3

Total	180.7	80.1	364.9

Other Operating Expenses include
Research and Development	82.2	88.0	79.4
Rents paid	93.4	96.0	98.9
Loss on sale of long-term investments	0.3	7.9	—
CTA on disposals, net of hedging	—	0.2	2.2

Materials and Services include
Actual emissions	—	36.4	103.5

Aggregate fees for professional services of an accounting nature rendered to the Group amounted to €9.2 million (2005: €8.2 million), of which €6.1 million (2005: €5.6 million) related to the principal independent auditor, PricewaterhouseCoopers, as shown below. Audit fees relate to the audit of the annual financial statements or ancillary services normally provided in connection with statutory and regulatory filings. Audit-related fees are incurred for assurance and associated services that are reasonably related to the performance of the audit or review of financial statements. Tax fees are incurred on account of tax compliance, advice and planning.

Principal Independent Auditor’s Fees & Services

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Audit fees	2.7	3.6	4.9
Audit-related fees	1.0	0.8	0.2
Tax fees	1.1	1.0	0.9
Other fees	0.1	0.2	0.1

Total	4.9	5.6	6.1

Note 7—Staff Costs

Personnel Expenses

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Wages and salaries	1,594.8	1,637.3	1,674.7
Board Remuneration (see below)	0.7	0.7	0.7
Pensions (see below)	22.9	240.5	232.2
Share-based remuneration (Note 29)	—	11.0	26.7
Other statutory employer costs	271.9	289.4	287.1
Other voluntary costs	17.6	3.6	4.1

Total	1,907.9	2,182.5	2,225.5

Pensions

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Defined benefit plans	(135.8)	22.3	45.2
Defined contribution plans	201.8	197.0	166.0
Other post-employment benefits	(43.1)	21.2	21.0

Total Pension Costs	22.9	240.5	232.2

As a result of the 2004 change in rules for calculating disability pension liabilities in Finland, there was a credit to the Income Statement relating to defined benefit plans in 2005 and 2004 of €4.4 million and €179.9 million respectively; full details of pension costs are shown in Note 21.

Board & Board Committee Remuneration

	Year Ended December 31,
	2004	2005	2006
	(€ in thousands)
Board Members
At December 31, 2006
Claes Dahlbäck, Chairman	141.0	145.0	156.0
Ilkka Niemi, Vice Chairman	69.7	89.5	102.5
Gunnar Brock	—	45.0	60.0
Lee A. Chaden	45.0	67.0	72.3
Dominique Hériard Dubreuil	—	—	49.5
Jukka Härmälä, CEO	—	—	—
Birgitta Kantola	—	50.3	72.3
Jan Sjöqvist	67.5	70.0	75.0
Matti Vuoria	—	47.3	65.2
Marcus Wallenberg	65.2	62.5	60.0
Former Board Members
Krister Ahlström	91.0	23.3	—
Harald Einsmann	64.5	63.7	15.7
Barbara Kux	65.3	16.7	—
Paavo Pitkänen	65.3	16.7	—
George W. Mead	15.0	—	—

Total Remuneration as Directors	689.5	697.0	728.5

Executive Management Group (“EMG”) Remuneration

EMG annual salaries are normally reviewed once a year with new salaries valid from March 1. Basic annual salaries totalled €4.3 million (2005: €4.7 million), of which €1.1 million (2005: €1.0 million) related to the CEO as detailed below.

Executive Remuneration: CEO

	Year Ended December 31,
	2004	2005	2006
	(€ in thousands)
Remuneration
Annual salary	1,102.8	*976.4	*1,104.9
Benefits	64.1	119.8	98.2
Bonus (variable salary)	253.9	*164.4	*77.9
Options & Share Awards	—	46.0	259.1

	1,420.8	1,306.6	1,540.1

Pension Costs
Finnish TEL scheme	161.9	104.4	(8.2)
Stora Enso voluntary plan	332.9	267.3	—
International pension plan	—	393.4	302.4

	494.8	765.1	294.2

Total Compensation	1,915.6	2,071.7	1,834.3

*)	If the CEO had not participated in the International Pension Plan described below, the corresponding figures for 2006 would have been: Annual salary €1,240.3 (2005: €1,165.4), Bonus €213.2 (2005: €368.8), Benefits €98.2 (2005: €119.8), Options and share awards €259.1 (2005: €46.0); Total €1,810.8 (2005: €1,700.0).

Chief Executive Officer: Jukka Härmälä

The base salary for the CEO was increased by 4 percent (2005: 4 percent) in local currency in 2006. In addition to his basic salary, the CEO was paid a bonus of €213,229 (2005: €368,807) amounting to 38 percent of maximum bonus, which was paid in a mixture of cash and pension contributions.

The CEO also has interests in various equity incentive schemes:

•	Option Programmes for Management (1999 to 2006)

The CEO was granted 60,000 options (2005: 60,000 options) in 2006, the estimated value at the grant date of March 1, as calculated by the option pricing model, being €106,200 (2005: €132,600). During the year the CEO exercised 112,500 (2005: NIL) options from previous years, netting a cash value of €175,500 (2005: NIL).

•	Share Based Programmes for Management

The CEO received a Restricted Share Award of 10,000 shares (2005: 10,000 shares), the value at the grant date of March 1, 2006 being €119,500 (2005: €115,700). During the year the number of shares settled on the CEO from previous awards amounted to 7,000 shares (2005: 4,000 shares), having a cash value at the March 1, 2006 settlement date of €83,650 (2005: €46,280) based on the share price of €11.95 (2005: €11.57) at that date.

The CEO was granted a Performance Share Award of 10,000 shares (2005: 10,000 shares), the value, assuming targets are met, at the grant date of March 1, 2006 being €119,500 (2005: €115,700). During the year, no shares settled on the CEO from previous awards as the performance targets had not been attained and thus 7,000 shares (2005: 4,000 shares) previously awarded lapsed.

The CEO, now being sixty, will retire during 2007 and his pension, arising from the compulsory Finnish TEL scheme and a Stora Enso voluntary plan, will amount to 66 percent of the average of the last four years Finnish remuneration. Pensionable remuneration in 2006 was €1,042,439 (2005: €1,002,345).

In 2005, the CEO joined a defined contribution International Pension Plan that was established with acceptance from the UK Inland Revenue. Accordingly, the terms and conditions of his employment were amended to allow Stora Enso to make contributions into the international pension plan, though the overall level of his remuneration remained unchanged. In 2006, Stora Enso made contributions of €302,400 (2005: €393,449) into the International Pension Plan on Mr Härmälä’s behalf.

Executive Management Group

EMG members have short-term incentive plans up to a maximum 50 percent of annual fixed salary, with up to 50 percent tied to the Group’s Return on Capital Employed; the payout in 2006, relating to 2005, was €346,488 (2005: €628,137) . Benefits amounting to €184,413 (2005: €212,400) were provided, though additional sums relating to the foreign assignments of two (six) members were paid at a cost of €83,270 (2005: €268,070). Under the new accounting rules from January 1, 2005 for share-based payments, the non-cash charge to the Group for their executive options and restricted share awards amounted to an income of €149,322 as opposed to an expense in 2005 of €826,912.

EMG members may retire at sixty with pensions consistent with local practices within their respective home countries; pension costs totalled €1,590,003 (2005: €1,740,024).

Contracts of employment for the CEO and other EMG members provide for notice of six months prior to termination with compensation being twelve months basic salary and a further optional twelve months salary depending on employment. They are also entitled to a certain number of shares through options / synthetic options, details of which are shown in Note 29.

EMG members also have interests in various equity incentive schemes; the figures below are inclusive of the CEO:

•	Option Programmes for Management (1999 to 2006)

EMG members were granted 225,000 options (2005: 280,000 options) in 2006, the estimated value at the grant date of March 1 being €398,250 (2005: €618,800). During the year they exercised 624,000 (2005: NIL) options from previous years, netting a cash value of €1,027,164 (2005: NIL).

•	Share Based Programmes for Management

EMG members received Restricted Share Awards of 37,500 shares (2005: 46,830 shares), the value at the grant date of March 1, 2006 being €448,125 (2005: €541,823). During the year the number of shares settled on the EMG from previous awards amounted to 33,945 (2005: 18,000), having a cash value at the March 1, 2006 settlement date of €405,643 (2005: €208,260) based on the share price of €11.95 (2005: €11.57) at that date.

EMG members were granted Performance Share Awards of 37,500 shares (2005: 39,130 shares), the value, assuming targets are met, at the grant date of March 1, 2006 being €448,125 (2005: €452,734). During the year no shares settled on the EMG from previous awards as the performance targets had not been attained and thus 25,945 shares (2005: 18,000 shares) previously awarded lapsed.

In addition, due to Arno Pelkonen’s resignation on January 12, 2006, the following lapsed:

•	150,000 Options

•	4,500 Restricted Share Awards

•	4,500 Performance Share Awards

Note 8—Net Financial Items

Financial Income & Expense

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Financial expense	(255.9)	(364.6)	(333.0)
Financial income	149.9	213.0	253.6

Net Financial Expense	(106.0)	(151.6)	(79.4)

Represented By
Interest expense
Bank borrowings	(149.3)	(181.5)	(232.7)
Finance leases	(17.3)	(14.4)	(13.6)
Interest capitalised	2.5	7.1	—
Interest income	22.7	23.8	21.5
Dividend income	17.1	4.5	1.3
Exchange gains and losses
Currency derivatives	(59.2)	(131.7)	22.5
Borrowings and deposits	58.1	146.1	(47.6)
Other financial income
Fair value hedges	13.8	0.8	—
Total Return Swaps	24.9	9.7	10.9
Other fair value changes	2.7	0.3	1.2
Others (inc Listed Securities)	8.1	20.7	196.2
Other financial expense
Fair value hedges	(0.2)	—	(6.4)
Total Return Swaps	—	—	(1.8)
Other fair value changes	(9.1)	(18.9)	(3.9)
Others (inc Listed Securities)	(20.8)	(18.1)	(27.0)

Total	(106.0)	(151.6)	(79.4)

Gains and losses on derivative financial instruments are shown in Note 25.

Total Foreign Exchange Gains & Losses in the Income Statement

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Sales	(19.2)	55.8	(42.5)
Costs and expenses	3.2	(6.1)	4.7
Net financial items	(1.1)	14.4	(25.1)

Total	(17.1)	64.1	(62.9)

In 2006, the Group sold the majority of its holdings in Listed Shares as part of its programme to concentrate its capital resources on core businesses. In March, Stora Enso Oyj sold its 1.54% holding in Sampo Oyj for €155.4 million, realising a capital gain of €130.0 million. This was followed by shares in Nordea AB for €10.1 million, realising a capital gain of €7.8 million, and, the holding in Finnlines PLC was sold for €35.5 million with a capital gain of €33.6 million. Total capital gains on the sale of listed securities, shown above within Other Financial Income, amounted to €175.1 million. The Group did however suffer a loss of €2.9 million on the write-down of two other holdings, leaving it with a net capital gain on the disposal of Listed Securities of €172.2 million (2005: €5.3 million).

Stora Enso utilises Total Return Swaps (“TRS”) to partially hedge the exposure to changes in the share price of synthetic options granted under the option programmes for management, which are then settled in cash. Whilst these TRS allow the Group to partially stabilise future cashflows relating to the settlement of outstanding synthetic option liabilities, they do expose the Group to certain market risks as they do not qualify for hedge accounting, therefore periodic changes in their fair value are recorded in the Income Statement in financial items. The hedged liability, being the cost of the options, is remeasured at each Balance Sheet date to its fair value, expensed rateably over the vesting period and is presented in operating profit under personnel costs. Whilst the TRS values are calculated using the current market value of the company share, the option liability is remeasured at each Balance Sheet date using estimates of the number of options that are expected to become exercisable and the latest fair valuations using Black & Scholes model. Accordingly, on a year to year basis, the movement in the hedged liability does not match the movement in the hedging instruments due to the very different basis of their calculation, though ultimately the results will converge when the options are exercised. If however the share price remains below the exercise price, the options will not be exercised, though the TRS will always be settled.

Note 9—Income Taxes

Profit before Tax & Income Tax Expense

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Finnish Companies
Profit before tax and Minority Interests	310.3	(180.0)	251.9

Current tax expense	13.4	57.8	(3.0)
Deferred tax expense	49.6	(118.7)	72.3
Associated company tax	(0.5)	3.8	6.0

Total tax	62.5	(57.1)	75.3

Non-Finnish Companies
Profit before tax and Minority Interests	358.1	35.8	379.9

Current tax expense	87.6	268.2	59.9
Deferred tax expense	(256.6)	(263.3)	(109.6)
Associated company tax	8.9	15.4	17.0

Total tax	(160.1)	20.3	(32.7)

Total Tax	(97.6)	(36.8)	42.6

Income Tax Rate Reconciliation

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Tax at domestic rates applicable to profits in the country concerned	176.0	(71.2)	134.5
Non-deductible expenses and tax exempt income	(45.6)	(27.4)	(27.2)
Losses where no deferred tax benefit is recognised	34.8	62.8	108.2
Sale of Swedish forests (2004) and Celbi Mill (2006)	(240.5)	—	(55.4)
Provisions released on settlement of tax cases	—	—	(119.9)
Change in tax rates and change in tax laws	(22.3)	(1.0)	2.4

Income Taxes in the Income Statement	(97.6)	(36.8)	42.6

Effective Tax Rate	14.6%	25.5%	6.7%

Underlying tax rate on normal operations	29.4%	25.5%	27.1%

In 2006, provisions were released due to the settlement of tax cases with a positive impact of €119.9 million, though losses where no deferred tax benefit was recognised had a negative effect of €108.2 million. In addition, the capital gain on the sale of Celbi Mill in Portugal was tax exempt, with a benefit of €55.4 million.

In 2004, the company owning the Group’s Swedish forest assets was divested, thus the tax provided, had the forest holdings been subject to an asset sale, was not required as Swedish company sale profits are not taxable; €240.5 million was credited to the Income Statement. Also in 2004, Finland passed new tax legislation providing for reduced corporate tax rates and changes in capital gains tax, the net effect being a gain of €20.2 million. Group tax excluding these effects represented an underlying tax rate of 29.4 percent.

Income Tax Reconciliation

	Current Tax			Deferred Tax			Total Tax
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
At January 1	169.9	190.6	270.8	1,595.4	1,104.8	793.8	1,765.3	1,295.4	1,064.6
Translation difference	2.4	6.4	0.4	(17.1)	13.7	(3.6)	(14.7)	20.1	(3.2)
Companies acquired	1.7	9.1	0.7	17.5	50.7	(2.0)	19.2	59.8	(1.3)
Companies divested	8.8	—	(10.2)	(231.7)	—	(7.8)	(222.9)	—	(18.0)
OCI	—	—	—	(6.6)	33.7	(50.2)	(6.6)	33.7	(50.2)
Pensions actuarial movement	—	—	—	(45.8)	(27.0)	46.6	(45.8)	(27.0)	46.6
Equity hedging (Note 26)	21.0	(52.4)	30.7	—	—	—	21.0	(52.4)	30.7
Income Statement
Current year	106.8	243.0	193.2	29.7	(290.6)	(81.7)	136.5	(47.6)	111.5
Prior year adjustments	(5.8)	83.1	(136.3)	(236.6)	(91.5)	44.4	(242.4)	(8.4)	(91.9)
Tax paid	(114.2)	(209.0)	(215.4)	—	—	—	(114.2)	(209.0)	(215.4)

At December 31	190.6	270.8	133.9	1,104.8	793.8	739.5	1,295.4	1,064.6	873.4

Liabilities	351.5	379.3	258.7	1,116.2	866.0	793.0	1,467.7	1,245.3	1,051.7
Assets	(160.9)	(108.5)	(124.8)	(11.4)	(72.2)	(53.5)	(172.3)	(180.7)	(178.3)

Net Tax	190.6	270.8	133.9	1,104.8	793.8	739.5	1,295.4	1,064.6	873.4

The Group has recognised a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount based on an analysis of the probability for set-off against future profits in the relevant tax jurisdictions. At December 31, 2006, Stora Enso had losses carried forward, mainly attributable to foreign subsidiaries, of €1,570 million (2005: €1,629 million) of which some €774 million (2005: €491 million) had no expiry date, €79 (2005: €84) million expire during the years 2007–2011 and the remainder expire thereafter. Tax loss carry-forwards are netted against deferred tax liabilities within each jointly taxed group of companies and are only shown separately as an asset to the extent that they exceed such liabilities.

No deferred tax liability has been recognised for the undistributed earnings of Finnish subsidiaries as such earnings may be transferred to the Parent Company without tax consequences. In accordance with IAS 12 Taxes, the Group does not provide for deferred taxes on undistributed earnings of non-Finnish subsidiaries.

Reconciliation of Deferred Tax Balances in 2006

	As at Jan 1, 2006	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	SORIE	As at Dec 31, 2006
	(€ in millions)
Fixed asset depreciation differences	1,272.7	(18.2)	(19.0)	(56.9)	—	1,178.6
Untaxed reserves	14.4	0.1	—	1.7	—	16.2
Pension provisions	(222.3)	0.2	(0.4)	(1.1)	46.6	(177.0)
Other provisions	(63.4)	0.8	2.2	(18.5)	—	(78.9)
Fair value gains less losses	(6.3)	1.0	(3.7)	(3.5)	—	(12.5)
Unrealised internal profits	(8.2)	(0.3)	—	0.6	—	(7.9)
Tax losses carried forward	(472.6)	29.4	—	18.1	—	(425.1)
Other	(3.6)	1.1	11.1	(47.0)	—	(38.4)
Less valuation allowance (Note 10)	207.0	(17.7)	—	69.3	—	258.6

	717.7	(3.6)	(9.8)	(37.3)	46.6	713.6
Fair value of available-for-sale investments (OCI)	40.8	—	—	—	(36.6)	4.2
Fair value of derivative financial instruments (OCI)	35.3	—	—	—	(13.6)	21.7

Change in Net Deferred Tax	793.8	(3.6)	(9.8)	(37.3)	(3.6)	739.5

Shown on the Balance Sheet as
Liabilities	866.0	(7.2)	(7.8)	(54.4)	(3.6)	793.0
Assets	(72.2)	3.6	(2.0)	17.1	—	(53.5)

	793.8	(3.6)	(9.8)	(37.3)	(3.6)	739.5

OCI = Other Comprehensive Income Statement – see Note 25

SORIE = Consolidated Statement of Recognised Income & Expense

Reconciliation of Deferred Tax Balances in 2005

	As at Jan 1, 2005	Translation Difference	Acquisitions and Disposals	Charge in Income Statement	SORIE	As at Dec 31, 2005
	(€ in millions)
Fixed asset depreciation differences	1,326.4	36.0	57.4	(147.1)	—	1,272.7
Untaxed reserves	116.4	(5.2)	(0.1)	(96.7)	—	14.4
Pension provisions	(147.2)	0.6	(1.4)	(47.3)	(27.0)	(222.3)
Other provisions	(7.9)	0.2	(0.5)	(55.2)	—	(63.4)
Fair value gains less losses	9.0	0.3	(0.2)	(15.4)	—	(6.3)
Unrealised internal profits	(5.5)	—	(0.1)	(2.6)	—	(8.2)
Tax losses carried forward	(362.9)	(33.8)	(5.7)	(70.2)	—	(472.6)
Other	4.8	(2.1)	(3.3)	(3.0)	—	(3.6)
Less valuation allowance (Note 10)	129.3	17.7	4.6	55.4	—	207.0

	1,062.4	13.7	50.7	(382.1)	(27.0)	717.7
Fair value of available-for-sale investments (OCI)	28.2	—	—	—	12.6	40.8
Fair value of derivative financial instruments (OCI)	14.2	—	—	—	21.1	35.3

Change in Net Deferred Tax	1,104.8	13.7	50.7	(382.1)	6.7	793.8

Shown on the Balance Sheet as
Liabilities	1,116.2	13.6	51.2	(321.7)	6.7	866.0
Assets	(11.4)	0.1	(0.5)	(60.4)	—	(72.2)

	1,104.8	13.7	50.7	(382.1)	6.7	793.8

OCI = Other Comprehensive Income Statement – see Note 25

SORIE = Consolidated Statement of Recognised Income & Expense

Under IFRS, all deferred tax is shown as non-current even though a proportion will be reversed within twelve months; the table below shows the deferred tax considered to be current and non-current.

Deferred Tax Allocated into Current & Non-Current Balances

	Non-Current			Current			Total Deferred Tax
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)
Depreciation differences	1,311.4	1,245.2	1,175.8	15.0	27.5	2.8	1,326.4	1,272.7	1,178.6
Untaxed reserves	116.4	13.6	14.9	—	0.8	1.3	116.4	14.4	16.2
Pension provisions	(137.3)	(210.7)	(183.2)	(9.9)	(11.6)	6.2	(147.2)	(222.3)	(177.0)
Other provisions	(5.0)	(40.5)	(49.0)	(2.9)	(22.9)	(29.9)	(7.9)	(63.4)	(78.9)
Fair value gains less losses	9.0	(5.6)	(13.2)	—	(0.7)	0.7	9.0	(6.3)	(12.5)
Unrealised internal profits	—	—	—	(5.5)	(8.2)	(7.9)	(5.5)	(8.2)	(7.9)
Tax losses carried forward	(354.1)	(381.5)	(411.5)	(8.8)	(91.1)	(13.6)	(362.9)	(472.6)	(425.1)
Other	16.0	60.5	(56.7)	(11.2)	(64.1)	18.3	4.8	(3.6)	(38.4)
Less valuation allowance	129.3	207.0	258.6	—	—	—	129.3	207.0	258.6

	1,085.7	888.0	735.7	(23.3)	(170.3)	(22.1)	1,062.4	717.7	713.6
OCI	35.4	54.6	15.4	7.0	21.5	10.5	42.4	76.1	25.9

Total	1,121.1	942.6	751.1	(16.3)	(148.8)	(11.6)	1,104.8	793.8	739.5

Note 10—Valuation Provisions

Provisions for doubtful accounts, obsolete inventories, low inventory market values and tax valuation allowances are shown below:

Valuation and Qualifying Accounts

	Doubtful Accounts	Stock Obsolescence	Stock Valuation	Deferred Tax	Total Allowances
	(€ in millions)
Carrying Value at January 1, 2004	40.6	28.6	6.3	107.9	183.4
Translation difference	(0.1)	(0.2)	(0.2)	—	(0.5)
Charge in Income Statement	10.1	7.6	2.9	21.4	42.0
Reversal in Income Statement	(10.9)	(5.8)	(1.8)	—	(18.5)

Carrying Value at December 31, 2004	39.7	30.2	7.2	129.3	206.4

Translation difference	0.9	0.8	0.2	17.7	19.6
Companies Acquired	13.9	2.5	2.6	4.6	23.6
Charge in Income Statement	4.5	22.4	5.4	100.0	132.3
Reversal in Income Statement	(11.7)	(12.2)	(4.8)	(44.6)	(73.3)

Carrying Value at December 31, 2005	47.3	43.7	10.6	207.0	308.6

Translation difference	(0.1)	(0.7)	(0.3)	(17.7)	(18.8)
Companies Acquired & Disposed	(3.3)	1.5	(0.4)	—	(2.2)
Charge in Income Statement	5.5	14.8	3.0	83.6	106.9
Reversal in Income Statement	(7.1)	(16.6)	(4.5)	(14.3)	(42.5)

Carrying Value at December 31, 2006	42.3	42.7	8.4	258.6	352.0

Note 11—Depreciation and Fixed Asset Impairment Charges

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Depreciation
Intangible fixed assets	20.2	36.0	39.0
Buildings and structures	112.9	123.6	124.2
Plant and equipment	910.8	932.5	885.0
Other tangible fixed assets	23.9	23.6	25.1
Goodwill	90.2	—	—

Total	1,158.0	1,115.7	1,073.3

Impairment and disposal losses
Plant and equipment	14.0	285.2	116.0
Other fixed assets	—	18.8	59.4
Goodwill	—	8.0	9.0

Total	14.0	312.0	184.4

Depreciation, Amortisation and Impairment Charges	1,172.0	1,427.7	1,257.7

Total impairments during 2006 amounted to €184.4 million, of which €23.7 million resulted from annual impairment tests, €148.5 million from the Asset Performance Review (APR) and €12.2 million due to obsolete assets and terminated projects. The impairment testing resulted in goodwill in Fine Paper being written down by €2.0 million and Wood Products fixed assets in Germany and Estonia suffering a loss of €21.7 million. Although fixed asset impairments in the year cost €184.4 million, by comparison, the sale of Celbi Mill in Portugal realised a gain on the operating fixed assets therein of €189.8 million.

As part of the APR programme in 2006, certain mills were divested in their entirety (see Note 5 Acquisitions & Disposals), whilst other mills were subject to asset sales; it was also announced that Berghuizer Mill in the Netherlands and Reisholz Mill in Germany would be closed. Fine Paper’s Grycksbo Mill in Sweden and Packaging Boards’ Pankakoski Mill in Finland were sold at a loss, thereby requiring an impairment of the operating fixed assets therein prior to sale of €23.9 million and €15.8 million respectively so that the sale proceeds matched the net assets disposed. Publication Paper’s Wolfsheck Mill in Germany was sold in an asset sale, resulting in its fixed assets being written down by €25.8 million, of which €7.0 million related to goodwill. Linghed Sawmill in Sweden was also subject to an asset sale, though its fixed assets had already been impaired by €8.4 million in 2005 in anticipation of the sale. The Hammarby coating Mill in Sweden was closed, along with PM1 at Varkaus Mill in Finland and PM 31 at Stevens Point Mill in the US, though in all these cases the appropriate impairments had been made in 2005. In October 2006, following the announced closures of Fine Paper’s Berghuizer Mill and Publications Paper’s Reisholz Mill, fixed asset impairments of €36.0 million and 54.0 million respectively were booked.

In 2005 total impairments amounted to €312.0 million, of which €297.8 million resulted from annual impairment tests and €14.2 million due to obsolete assets. The annual asset impairment tests were undertaken in the fourth quarter in 2006, partly due to the restructuring programs affecting certain Cash Generating Unit (“CGU”) future cash flows (Profit 2007) and partly due to weakened market conditions.

Impairments were calculated with a Value in Use method for each CGU based on the following main assumptions:

•	Pre-tax discount rates ranging from 7.7 percent to 9.5 percent, depending in which countries or continents the CGUs mainly operate.

•	Sales price estimates in accordance with external specialist analysis.

•	Inflation estimates of approximately 2 percent p.a.

•	Current cost structure to remain unchanged.

•

For goodwill testing, a five year future period was used after which the perpetuity value was based on zero growth rates, whereas for the fixed asset tests, the period was the remaining expected economical lifetime of the asset.

Segment Impairment

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Publication Paper	11.8	129.5	74.9
Fine Paper	—	11.4	61.9
Merchants	—	2.0	0.6
Packaging Boards	1.5	122.1	22.1
Wood Products	0.7	47.0	22.3
Wood Supply	—	—	2.3
Other	—	—	0.3

Total	14.0	312.0	184.4

Total depreciation, amortisation and impairment charges in the Income Statement amounted to €1,257.7 million (2005: €1,427.7 million), though there are also capital gains on the disposal of fixed assets, shown in Other Operating Income, amounting to €200.5 million (2005: €2.1 million), principally relating to the sale of Celbi Mill in Portugal where the fixed assets therein realised a gain of €189.8 million. The main part of the capital gain in 2004 related to the Group’s divestment of its Swedish forest holdings company, Bergvik Skog AB (see Note 5), which generated a capital gain of €107.3 million on the fixed assets therein.

Note 12—Fixed Assets

Fixed Asset Summary

	Property Plant & Equipment	Intangible Fixed Assets	Goodwill	Total Fixed Assets
	Year Ended December 31, 2006
	(€ in millions)
Acquisition Cost
At January 1	22,235.6	417.3	2,779.4	25,432.3
Translation difference	(202.7)	(4.3)	(147.9)	(354.9)
Reclassifications	(2.3)	2.3	—	—
Companies acquired	222.1	6.4	2.0	230.5
Additions	545.2	13.9	—	559.1
Disposals	(1,208.5)	(29.0)	(15.9)	(1,253.4)

At December 31	21,589.4	406.6	2,617.6	24,613.6

Accumulated Depreciation and Amortisation
At January 1	12,298.8	223.2	1,817.6	14,339.6
Translation difference	(58.8)	(2.7)	(99.9)	(161.4)
Companies acquired	8.5	—	—	8.5
Disposals	(1,017.3)	(28.4)	(15.9)	(1,061.6)
Charge for the year	1,034.3	39.0	—	1,073.3
Impairment charges	170.3	5.1	9.0	184.4

At December 31	12,435.8	236.2	1,710.8	14,382.8

Net Book Value at December 31, 2006	9,153.6	170.4	906.8	10,230.8

Net Book Value at December 31, 2005	9,936.8	194.1	961.8	11,092.7

Net Book Value at December 31, 2004	9,754.8	108.1	787.9	10,650.8

Property, Plant & Equipment

	Land and Water	Buildings and Structures	Plant and Equipment	Other Tangible Assets	Assets in Progress	Total
	Year Ended December 31, 2006
	(€ in millions)
Acquisition Cost
At January 1	377.7	3,350.6	17,717.2	570.3	219.8	22,235.6
Translation difference	(4.9)	(6.6)	(188.2)	2.2	(5.2)	(202.7)
Reclassifications	—	9.0	159.1	5.0	(175.4)	(2.3)
Companies acquired	61.9	47.6	111.8	—	0.8	222.1
Additions	19.0	37.6	319.5	11.0	158.1	545.2
Disposals	(24.9)	(86.9)	(987.8)	(107.9)	(1.0)	(1,208.5)

At December 31	428.8	3,351.3	17,131.6	480.6	197.1	21,589.4

Accumulated Depreciation and Amortisation
At January 1	—	1,518.7	10,432.4	347.7	—	12,298.8
Translation difference	—	4.2	(63.6)	0.6	—	(58.8)
Companies acquired	—	2.5	6.0	—	—	8.5
Disposals	(1.3)	(72.4)	(839.3)	(104.3)	—	(1,017.3)
Charge for the year	—	124.2	885.0	25.1	—	1,034.3
Impairment charges	26.6	26.5	116.0	1.2	—	170.3

At December 31	25.3	1,603.7	10,536.5	270.3	—	12,435.8

Net Book Value at December 31, 2006	403.5	1,747.6	6,595.1	210.3	197.1	9,153.6

Net Book Value at December 31, 2005	377.7	1,831.9	7,284.8	222.6	219.8	9,936.8

Net Book Value at December 31, 2004	289.3	1,717.7	7,134.3	225.8	387.7	9,754.8

The new rules contained in IFRS 3 came into effect in 2004 whereby amortisation of goodwill ceased with effect from April 1, 2004 for new acquisitions and December 31, 2004 for all other existing goodwill. From January 1, 2005, the only value adjustments to the carrying value of goodwill is as a result of impairments, which in 2006 resulted in a charge of €9.0 million (2005: €8.0 million). This change had a beneficial effect of some €90 million in 2005, €94 million in 2006 and similarly over the next four years, subject to any impairment that may be found appropriate and any charges for new goodwill.

Stora Enso performs annual impairment tests for all fixed assets, including goodwill, though in 2004 it was determined that no impairment existed in asset carrying values. In 2005, however, as disclosed in Note 11, weakened market conditions resulted in the Group’s assets being subject to impairment in the sum of €312.0 million. In 2006, impairments came to €184.4 million, of which €148.5 million related to the Asset Performance Review.

Impairment tests are carried out on each separate cash generating unit and are based on the discounted cash flow valuation method; this incorporates future projections of cash flows and, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected maintenance and an assumption of a pre-tax weighted average cost of capital.

The Group’s Fixed Assets at December 31, 2006 include capitalised balances for unamortised computer software development costs, interest (at 6 percent to 11 percent) on the construction of qualifying assets and finance lease assets:

Capitalised Values

	Computer Software			Capitalised Interest			Finance Leases
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
At January 1	46.7	67.6	73.6	77.1	70.8	76.7	142.3	126.5	130.6
Translation difference	(0.6)	0.8	(0.3)	(0.3)	0.7	(0.1)	(5.1)	9.5	(6.8)
Acquisitions and disposals	4.0	2.1	1.0	(1.0)	5.6	7.9	—	—	—
Capitalised in the year	32.8	26.8	12.7	2.5	7.1	—	—	4.7	8.8
Depreciation	(15.3)	(23.7)	(26.5)	(7.5)	(7.5)	(9.4)	(10.7)	(10.1)	(13.3)

At December 31	67.6	73.6	60.5	70.8	76.7	75.1	126.5	130.6	119.3

Computer software includes capitalised own software at the year end of €11.9 million (2005: €14.2 million); additions during the year were €2.3 million (2005: €3.7 million) and depreciation was €5.5 million (2005: €6.3 million).

Fixed Asset Additions

There was one material acquisition in Brazil in 2006, total acquisitions of Group companies amounting to €329.8 million (2005: €328.9 million); the acquisition value of the operating fixed assets therein came to €222.0 million (2005: €388.3 million), of which €0.0 million (2005: €114.0 million) related to Goodwill. Total acquisitions of Group companies in 2004 amounted to €180.3 million, the acquisition value of the operating fixed assets therein being €190.2 million of which €6.9 million related to Goodwill.

Capital expenditure for the year in Stora Enso Oyj and its subsidiaries amounted to €559.1 million (2005: €1,129.6 million) and, following completion of the Veracel Pulp mill in Brazil, there are no significant projects in Associates. No major new projects were commenced or announced in 2006, the larger items in the year being listed below:

•	Stora Enso’s new paper machine at Kvarnsveden Mill in Sweden, which produces high-quality super-calendered magazine paper (SC paper), was officially inaugurated in April. PM 12 started up in the beginning of November 2005 and has an annual production capacity of 420,000 metric tons of paper produced from fresh fibre. Capital expenditure in 2006 amounted to €19.3 million, bringing the total Publication Paper investment to €463.0 million.

•

The rebuild of Publication Paper’s PM 64 at Whiting Mill in the US was completed in February 2006 at a cost of €26.1 million, of which €10.9 million was expended in 2006. This represented the completion of the final capital project scheduled under the Group’s North American Profit Improvement Programme.

•	Another Publication Paper project commenced in 2005 was the rebuild of boiler 2 at Hylte Mill in Sweden at a cost of some €41 million, of which €27.0 million was spent in 2006.

•

In April 2006, Stora Enso signed an agreement with Shandong Huatai Paper to form a publication paper company in China, the Group holding 60% of the venture. The total investment is estimated to be €80 million, of which €16.8 million was expended in 2006, and the machine is expected to be commissioned in late 2007.

•

Stora Enso Fine Paper is rebuilding the wood-handling department at its Varkaus Mill in Finland, the project starting in May 2006, to be completed in September 2007. The existing four-line woodhandling facility will be replaced with modern two-line debarking, chipping and screening equipment at a cost of some €47 million, of which €7.7 million was spent in 2006.

•

Stora Enso is also investing another €54.8 million in rebuilding Fine Paper PM 3 at Varkaus Mill; the project, which will increase mill specialisation within the Division, is scheduled to be completed in December 2007. This will increase the mill’s annual production capacity by about 95,000 metric tons to 315,000 metric tons of uncoated fine paper.

•

The only major project for Packaging Boards in 2006 was the Energy 2005 project at Skoghall Mill in Sweden which is intended to substantially reduce oil consumption at the mill, increase electricity self-sufficiency and reduce emissions; the €200 million project was substantially completed in September 2006, €34.3 million being spent in 2006.

•	Packaging Boards also invested another €17.8 million at Fors Mill in Sweden, both to enhance its BM2 and rebuild Boiler 3.

•

In September 2006, Stora Enso commenced the construction of its third corrugated packaging plant in Russia, at Lukhovitsy, near Moscow, to be completed in early 2008. The capital expenditure is estimated at €54 million, of which €4.5 million was expended in the year.

•

In August, Stora Enso Timber announced that it was investing €31.5 million in its Nebolchi Sawmill and €12.5 million in its Impilahti Sawmill, both in Russia, in order to enhance the competitiveness of its sawmilling business and wood procurement in Russia. The projects started in late 2006 and are scheduled for completion in early 2008, the expenditure in 2006 being limited to €2.4 million.

•

The Group expended €17.5 million (2005: €46.2 million) buying a further 8,000 hectares of land for plantations in southern Brazil and 10,000 hectares in Uruguay, giving aggregate holdings to date of 45,000 hectares, excluding Arapoti, and 30,000 hectares respectively.

In 2005, Publication Paper had a number of projects in France, Sweden, Finland and the USA, the biggest of which was the new €470 million paper machine at Kvarnsveden in Sweden that was finished later in the year. Fine Paper completed various projects in early 2005, their major project in the rest of the year being enhancements to the paper machine at Suzhou in China. The major project for Packaging Boards was the Energy 2005 project at Skoghall Mill in Sweden, though they also invested in their recently acquired Polish interest.

Fixed Asset Disposals

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Acquisition cost	292.0	291.2	1,253.4
Accumulated depreciation	161.5	278.8	1,061.6

Net book value of disposals	130.5	12.4	191.8
Net gains on disposals	113.0	2.1	200.5

Disposals Proceeds	243.5	14.5	392.3

Represented by
Cash sales proceeds	36.4	14.5	30.0
Group company disposals	207.1	—	362.3

Total Fixed Asset Disposals	243.5	14.5	392.3

The principal disposals in 2006, further to the Group Asset Performance Review (APR), related to the divestments of:

•	Fine Paper’s Celbi pulp mill and plantation in Portugal, and the Grycksbo mill in Sweden.

•	Publication Paper’s Wolfsheck Mill in Germany in an asset sale.

•	Packaging Board’s Pankakoski Mill in Finland.

The Fixed Assets in the disposed companies amounted to €172.4 million, and although Grycksbo, Wolfsheck and Pankakoski mills were sold at a loss, thereby requiring an impairment of the operating Fixed Assets therein prior to sale of €65.5 million, there was a profit generated on the Celbi disposal of €189.8 million. The closures of both Berghuizer and Reisholz mills were also announced, the Fixed Assets of which were fully impaired at a cost of €90.0 million, as disclosed in Note 11. Overall, the Group made a profit of €34.3 million on its Fixed Asset divestments linked to the APR in the year.

Fixed asset disposals in 2005 comprised only minor sales in the normal course of operations.

The principal disposal in 2004 related to the divestment of the Swedish forests, the fixed asset element therein, exclusive of the forests themselves, being €89.9 million along with a capital gain of €107.3 million.

Note 13—Biological Assets

Most Group interests in biological assets are held in Associates in Brazil, Finland and Sweden, thus there is limited activity in respect of biological assets directly disclosed in the financial statements. In August 2006 the Group divested its Celbi Pulp Mill in Portugal, which represented some 60 percent of its existing holdings in biological assets. However, in September 2006 Stora Enso acquired the Arapoti Group in southern Brazil which included some 50,000 hectares of land.

The Arapoti Group was acquired from Industrial Papers Inc and one of the acquired companies, the renamed Stora Enso Arapoti Empreendimentos Agrícolas, was a forest company owning 50,000 hectares in the State of Parana in southern Brazil, near to major markets. Although the company owns 50,000 hectares, only 30,000 hectares are productive pine (25,000 hectares) and eucalyptus (5000 hectares) plantations, the rest of the land being set aside, much for environmental reasons. The estimated fair value of the acquired biological assets amounted to €61.1 million, but the acquisition valuations were still provisional at the year end, until the fair valuations have been finalized.

Stora Enso has continued to expand its plantations in China with a view to ensuring secure fibre sources for potential developments, the longer term aim being to establish an integrated pulp and paper mill in Guangxi. The intention is to secure a sustainable fibre base on a 160,000 hectare plantation, of which the Group currently has commercial contracts for some 90,000 hectares of land use rights, of which about half have already been handed over. The existing 45,000 hectares currently consists of 28,000 hectares of eucalyptus, the rest being pine and acacia which will be harvested and replanted with eucalyptus as soon as possible. Stora Enso started to plant eucalyptus in Guangxi in 2003 and larger scale harvesting is due to start in 2008, the growing cycle being seven years.

In late 2005, the Group started to acquire land in the south of Brazil and in Uruguay with the intention of establishing new plantations. By the end of 2006, the Group had acquired some 45,000 hectares, excluding Arapoti, in Brazil and another 30,000 hectares in Uruguay, with the planting having commenced in October and June respectively. A mix of eucalyptus, with a seven year growing cycle, and pine, with a 15 year cycle, will be planted in order to provide secure fibre sources for future investments.

At January 1, 2004, 95 percent of the Group’s biological assets were in Sweden, however these were divested in March that year when the Group’s forest holding company, Bergvik Skog AB, was divested to institutional investors, Stora Enso retaining a minority shareholding of 43.3 percent. The divestment value of Bergvik Skog’s free standing trees was €1,524.6 million and, from the divestment date, the income arising there from is reported as Associated income (see Note 14). In October 2004, Stora Enso divested its majority shareholding in PT Finnantara Intiga, its Indonesian acacia plantation company. The book value of the plantation at sale was €21.8 million.

Following the divestment of the Swedish forests in 2004, biological income has not been material, nevertheless, periodic changes resulting from growth, price and other factors are entered in the Income Statement. The result for 2006 includes €4.5 million (2005: €6.6 million) in respect of changes in fair value, representing growth and price effects (biological transformation), less €6.7 million (2005: €13.3 million) for harvesting (agricultural produce), resulting in a net charge of €2.2 million (2005: €6.7 million).

At December 31, 2006, Stora Enso’s biological assets had a fair value of €111.5 million (2005: €76.8 million) and were located by value in Brazil (58 percent), China (37 percent), Uruguay (3 percent) and Canada (2 percent). In addition, the Group has three Associated Companies where IAS 41 is taken into account in computing their results:

•	Bergvik Skog AB, the 43.3 percent owned Swedish associate, had forests at a fair value of €2,751.8 million (2005: €2,595.9 million).

•	Tornator Timberland Oy, a 41 percent owned associate which acquired the Group’s Finnish forest interests in 2002, had forest assets at a fair value of €663.3 million (2005: €649.5 million).

•	Veracel, a 50 percent owned associate in Brazil, also has substantial forest plantations, fair valued at €123.6 million (2005: €107.2 million), with a growing cycle of only seven years.

Biological Assets

	As of December 31,
	2004	2005	2006
	(€ in millions)
Carrying value at January 1	1,587.8	64.6	76.8
Translation difference	6.4	3.2	(3.0)
Additions	4.5	15.7	24.3
Companies acquired	—	—	61.1
Disposals	(1,541.2)	—	(45.5)
Change in fair value (biological transformation)	37.5	6.6	4.5
Decrease due to harvest (agricultural produce)	(30.4)	(13.3)	(6.7)

Carrying Value at December 31	64.6	76.8	111.5

Note 14—Associated Companies & Joint Ventures

Carrying Values

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Historical Cost
At January 1	319.7	566.7	614.4
Translation difference	(1.4)	(2.7)	2.9
Additions	250.4	55.7	19.4
Associated companies in Acquisitions	—	1.2	—
Disposal proceeds	(0.1)	—	(0.3)
Income Statement – Profit on disposal	—	—	(0.6)
Subsidiary transfers	(1.9)	(6.5)	—

Historical cost at December 31	566.7	614.4	635.8

Equity Adjustment to Investments in Associated Companies
At January 1	(0.7)	1.4	105.5
Translation difference	0.1	64.5	(6.6)
Share of results before tax	38.9	67.2	88.0
Dividends received	(7.5)	(11.6)	(5.6)
Income taxes	(8.4)	(19.2)	(23.0)
OCI (Note 25)	(19.0)	1.7	11.1
Subsidiary transfers	(2.0)	1.5	—

Equity Adjustment at December 31	1.4	105.5	169.4

Carrying Value of Associated Companies at December 31	568.1	719.9	805.2

There is no goodwill in respect of Associated Companies, either held on the Balance Sheets of those companies or in the ownership of them. The Associated Companies are all stated at their equity accounting values, though in respect of Tornator Timberland Oy and Bergvik Skog AB, there are also provisions for unrealised gains of €44.2 million and €76.3 million respectively shown in Note 24 Operative Liabilities.

The principal addition in 2006, 2005 and 2004 related to the Group’s Brazilian interests where Stora Enso and its Brazilian partner, Aracruz Celulose S.A., have constructed a 1,000,000 metric tons per year eucalyptus pulp mill for their jointly owned associate company Veracel Celulose S.A.; each company has a 50 percent stake and is entitled to half of the mill’s output. Veracel was financed partly through equity, some €665 million (2005: €645 million), and partly through debt, some €635 million (2005: €680 million), giving a total project value of €1,300 million (2005: €1,325 million). The principal assets are the pulp mill itself along with associated infrastructure, amounting €1,001.0 million (2005: €1,051.4 million) at the year end, and forest assets of €123.6 million (2005: €107.2 million) to provide the mill with raw material. Equity injections amount to €347.0 million (2005: €327.8 million) and, after the deduction of start-up costs of €13.0 million (2005: €22.7 million) and currency fluctuations of €5.0 million (2005: €2.6 million), gives a carrying value to the Group of €329.0 million (2005: €307.7 million). The mill commenced production in May 2005 and in 2006 shipped 498,638 metric tons (2005: 162,085 metric tons), out of a total of 975,000 metric tons, to Stora Enso, with an invoice value of €143.4 million (2005: €40.8 million).

In March 2004, 56.74 percent of Stora Enso’s Swedish forest holding company, Bergvik Skog AB, was divested to institutional investors, leaving the Group with a minority shareholding of 43.26 percent valued at cost of €169.3 million (SEK 1,527 million). In 2006, the carrying value increased to €247.6 million (2005: €200.0 million) on account of the Group’s share of the result for the year of €44.7 million (2005: €56.5 million), less tax of €12.5 million (2005: €15.8 million), cashflow hedge-accounted interest rate swaps of €10.3 million (2005: €1.7 million) and currency movements of €8.4 million (2005: €(8.4) million), but was reduced by a dividend of €3.3 million (2005: €2.5 million).

Stora Enso’s Finnish forest holdings were divested into an Associate, Tornator Timberland Oy, in 2002 and thus the forest income from then on was accounted for as Associate income, coming to €10.0 million (2005: €21.4 million) before tax in 2006, with a Balance Sheet value of €105.1 million (2005: €97.6 million). The Group’s 50 percent share in the Sunila Pulp Mill also generated Associate Income before tax of €8.9 million in 2006 (2005: €(1.6) million)

Principal Associated Companies

	Domicile	As of December 31,
		2006	2004	2005	2006
		(%)	(€ in millions)
Company
Veracel Celulose S.A.: pulp mill & plantation	Brazil	50.0	189.8	307.7	329.0
Bergvik Skog AB: forest	Sweden	43.3	167.9	200.0	247.6
Tornator Timberland Oy: forest	Finland	41.0	81.7	97.6	105.1
Sunila Oy: pulp mill	Finland	50.0	48.8	40.0	46.7
Thiele Kaolin Company Inc: China clay	USA	38.2	36.6	43.2	45.0
Steveco Oy: stevedores	Finland	34.3	9.3	5.6	7.8
Mitsubishi HiTec Paper Group (Bielefeld & Flensburg) : office papers	Germany	24.0	7.2	6.8	4.4
Holzwerke Wimmer GmbH: timber processing(1)	Germany	49.0	7.6	—	—

			548.9	700.9	785.6
Others			19.2	19.0	19.6

Carrying Value of Associated Companies at December 31			568.1	719.9	805.2

1)	Became a subsidiary in 2005

Associated Company Balances

	As of December 31,
	2004	2005	2006
	(€ in millions)
Receivables from Associated Companies
Long-term loan receivables	229.6	124.4	133.2
Trade receivables	28.9	19.2	17.3
Short-term loan receivables	9.5	3.4	3.7
Prepaid expenses and accrued income	0.9	0.8	0.7
Liabilities due to Associated Companies
Trade payables	16.2	27.0	29.8
Accrued liabilities and deferred income	6.4	4.0	7.4

Associated Company Transactions

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Sales to associated companies	166.4	146.1	177.6
Interest on associated company loan receivables	15.1	18.0	10.9
Purchases from associated companies	150.0	223.4	307.1

The Group engages in transactions with associated companies, such as sales of wood material and purchases of wood, energy and pulp products. All agreements in Europe are negotiated at arm’s length and are conducted on terms that the Group considers customary in the industry and generally no less favourable than would be available from independent third parties. The agreement for the supply of eucalyptus pulp from Brazil, however, provides for sales to the Group with a rebate agreed with the other 50 percent partner.

Total loans to Associates came to €136.9 million (2005: €127.8 million) of which €91.1 million (2005: €81.4 million) was due from Bergvik Skog and a further €45.5 million (2005: €41.5 million) from Tornator. Interest income on associate loans totalled €10.9 million (2005: €18.0 million), of which €7.0 million (2005: €14.2 million) came from Bergvik Skog and €3.8 million (2005: €3.4 million) from Tornator.

Group Share of Associate Income Statements

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Turnover	351.2	449.8	546.5
Cost of sales	(263.9)	(325.6)	(386.6)

Operating profit	87.3	124.2	159.9
Net financial items	(48.4)	(57.0)	(71.9)

Net Profit before Tax in the Group Income Statement	38.9	67.2	88.0
Tax shown in the Group Income Statement	(8.4)	(19.2)	(23.0)

Net Profit for the Period	30.5	48.0	65.0

Group Share of Associate Balance Sheets

	As of December 31,
	2004	2005	2006
	(€ in millions)
Assets
Tangible fixed assets	636.9	788.7	733.2
Intangible fixed assets	4.8	4.0	3.2

Total Fixed Assets	641.7	792.7	736.4
Biological assets	1,379.5	1,448.8	1,543.8
Operative receivables: Long-term	4.4	34.8	59.5
Short-term	71.2	103.8	89.7
Inventories	32.4	55.1	57.2
Cash	64.1	46.0	43.2

Total Assets	2,193.3	2,481.2	2,529.8

Liabilities
Operative Liabilities: Long-term	70.3	84.1	33.1
Short-term	113.3	123.9	116.8
Debt: Long-term	1,010.3	1,122.5	942.8
Short-term	55.0	57.4	260.0
Tax Liabilities	376.3	373.4	371.9

Total Liabilities	1,625.2	1,761.3	1,724.6

Net Equity on the Group Balance Sheet	568.1	719.9	805.2

Represented by
Capital & Reserves	587.1	737.2	811.4
OCI (see Note 25)	(19.0)	(17.3)	(6.2)

Equity Accounting Value of Associates	568.1	719.9	805.2

Note 15—Available-for-Sale Investments

The Group classifies its investments into the three categories of trading, held-to-maturity and available-for-sale; at the Balance Sheet date the Group held only available-for-sale investments. All available-for-sale investments are considered to be non-current assets unless they are expected to be realised within twelve months.

Summary of Values

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Acquisition cost at January 1
Listed – Listed securities	147.2	137.2	55.5
Unlisted – Shares in other companies	140.8	132.7	124.2

Investments classified as available-for-sale	288.0	269.9	179.7
OCI in opening balance	80.5	83.0	435.5

Available-for-Sale investments at January 1	368.5	352.9	615.2
Translation difference	0.1	(0.1)	0.2
Additions	13.2	8.6	5.2
Change in fair values accounted for as OCI	2.5	352.5	251.2
Disposal proceeds	(32.8)	(97.4)	(209.1)
Income Statement – Profit / (loss)	1.4	(1.3)	172.8

Carrying Amount at December 31	352.9	615.2	835.5

Unrealised Gains and Losses in Marketable Equity Securities

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Unrealised holding gains	111.2	436.2	687.1
Unrealised holding losses	(28.2)	(0.7)	—

Net unrealised holding gains (OCI)	83.0	435.5	687.1
Cost	269.9	179.7	148.4

Market value	352.9	615.2	835.5

Net unrealised holding gains (OCI)	83.0	435.5	687.1
Deferred tax	(28.2)	(40.8)	(4.2)

Unrealised holding gains shown in equity as OCI	54.8	394.7	682.9

Change for the year in unrealised holding gains shown in equity as OCI	(1.6)	339.9	288.2

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

The Group holds a 15.6 percent interest in Pohjolan Voima Oy, a privately owned group of companies in the energy sector which produces electricity and heat for its shareholders in Finland. The company trades with its members, prices paid to Pohjolan Voima for electricity being based on production costs, which are generally lower than market prices. The holding is fair valued annually using three methods, the discounted cash flow model, trading and precedent transaction multiples. The valuation incorporates margin estimates from Nordpool market prices and actual cost, with some small adjustments, and has taken into account the progress on the new nuclear power plant at Olkiluoto since the previous year; the WACC used for discounted cash flow analysis was 6.1 percent. As a result of the rise in energy prices in 2005 and 2006, these unlisted shares experienced a substantial increase in value. The valuation in 2006 amounted to €780.0 million (2005: €392.0 million), against a book value of €108.5 million (2005: €108.6 million), the revaluation of €671.5 million (2005: €279.4 million) being taken to OCI. No deferred tax is appropriate as under Finnish tax regulations, holdings above 10 percent are exempt from tax on disposal proceeds.

In 2006, the Group sold the majority of its holdings in Listed Shares as part of its programme to concentrate its capital resources on core businesses. In March Stora Enso Oyj sold its 1.54 percent holding in Sampo Oyj for €155.4 million, followed by shares in Nordea AB for €10.1 million and the holding in Finnlines PLC for €35.5 million. Total sales receipts for Listed Securities came to €207.9 million and the related capital gains amounted to €175.1 million, though the Group made an impairment of €2.9 million on its holding in Sea Containers Ltd and CPI Group, leaving it with a net capital gain of €172.2 million. In 2005, the comparative figures were sales of €95.4 million, mainly in respect of Advance Agro as detailed below, with net capital gains of €5.3 million. (See Note 8).

In August 2005, Stora Enso signed an agreement to divest its 18.8 percent ownership of Advance Agro Public Company Limited of Thailand for $ 80.4 million, which resulted in a loss at the prevailing exchange rate of €2.6 million over its carrying value of €69.1 million. The transaction involved three payments into an escrow account, whereupon the contents would then be passed to the Group and the share certificates handed over. Until that time, the Group retained beneficial title to the shares and showed a current Available-for-Sale financial asset of €68.2 million (2005: $ 80.4 million) under current Interest-bearing Receivables in the 2005 Balance Sheet (see Note 18). In August 2006 the final payment was made in full and the transaction completed.

Principal Available-for-Sale Investments

	As at December 31, 2006
	Holding %	Number of Shares	Acquisition Cost	Market Value
	(€ in millions)
Listed Securites
ABN Amro growth funds	n/a	various	6.4	9.0
Billerud AB, Sweden	0.2	61,500	0.4	0.6
CPI Group Ltd, Australia (11.5% of voting rights)	8.5	4,784,142	1.3	1.3
Nordea growth funds, Finland	n/a	various	8.1	10.8
Packages Ltd, Pakistan		4,047,744	2.8	10.6
Sea Containers Ltd, Bermuda	1.1	195,904	—	0.1
Other growth funds	n/a	various	6.6	7.9
OM HEX AB		61,000	—	0.9

Total Listed Securities			25.6	41.2
Unlisted Shares
Pohjolan Voima Oy	15.6	5,382,438	108.5	780.0
Others	n/a		14.3	14.3

Total Available-for-Sale Investments at December 31, 2006			148.4	835.5

Total Available-for-Sale Investments at December 31, 2005			179.7	615.2

Total Available-for-Sale Investments at December 31, 2004			269.9	352.9

The difference of €687.1 million (2005: €435.5 million) between the acquisition cost and market value of the available-for-sale investments represents the OCI Reserve as shown in Note 25.

Note 16—Other Non-Current Assets

	As of December 31,
	2004	2005	2006
	(€ in millions)
Pension Assets (Note 21)	—	—	15.7
Other non-current operative assets	40.2	28.3	45.4

Total	40.2	28.3	61.1

Note 17—Inventories

	As of December 31,
	2004	2005	2006
	(€ in millions)
Materials and supplies	407.9	554.3	424.1
Work in progress	74.2	73.9	72.0
Finished goods	872.2	1,090.0	1,064.0
Spare parts and consumables	316.5	333.4	369.8
Other inventories	29.9	5.4	5.0
Advance payments & cutting rights	108.0	147.8	135.7
Obsolescence provision - spare parts	(19.6)	(30.2)	(28.1)
Obsolescence provision - finished goods	(10.6)	(13.5)	(14.6)
Market value provision	(7.2)	(10.6)	(8.4)

Total	1,771.3	2,150.5	2,019.5

Note 18—Receivables

Short-term Operative Receivables

	As of December 31,
	2004	2005	2006
	(€ in millions)
Trade receivables	1,565.2	1,792.7	1,765.6
Provision for doubtful debts	(39.8)	(47.3)	(42.3)
Prepaid expenses and accrued income	96.6	118.0	163.3
Other receivables	243.3	294.5	241.3

Total	1,865.3	2,157.9	2,127.9

Receivables falling due after one year are included in non-current receivables.

Interest-bearing Receivables

	As of December 31,
	2004	2005	2006
	(€ in millions)
Derivative financial instruments (see Note 25)	193.9	195.6	175.7
Associate company loans	239.1	127.8	136.9
Current Available-for-Sale financial asset - Advance Agro PCL (see Note 15)	—	68.2	—
Other loan receivables	48.8	45.2	50.8

	481.8	436.8	363.4

Current Assets: Receivable within 12 months	248.7	309.2	214.2
Non-current Assets: Receivable after 12 months	233.1	127.6	149.2

Total	481.8	436.8	363.4

Annual interest rates for loan receivables at December 31, 2006 ranged from 2.15 percent (2005: 0.9 percent) to 10.0 percent (2005: 9.0 percent).

Due to the nature of the Group financial assets, their carrying value is considered to approximate their fair value with the exception of the Associate Company loan to Bergvik Skog AB which has a fair value of €96.6 million (2005: €90.9 million) against a carrying value of €87.6 million (2005: €81.4 million).

Note 19—Shareholders’ Equity

Under the Articles of Association, the minimum issued share capital of the Company is €850 million and the maximum €3,400 million, within the limits of which it may be increased or reduced without amendment to the Articles; the minimum number of shares that may be issued is 500 million and the maximum number 2,000 million. The A shares entitle the holder to one vote per share whereas R shares entitle the holder to one vote per ten shares with a minimum of one vote, though the nominal value of both shares is the same. The maximum number of A shares is 500 million and R shares, 1,600 million, the aggregate not exceeding 2,000 million. The A shares may be converted into R shares at any time at the request of a shareholder. At December 31, 2006 the Company’s fully paid-up share capital as entered in the Finnish Trade Register was €1,342.2 million (2005: €1,382.1 million).

The current nominal value of each issued share is €1.70, unchanged from the previous year.

The Annual General Meeting of Stora Enso Oyj on March 21, 2006 decided to lower the Company’s share capital by €39.9 million (2005: €41.2 million) through the cancellation of 38,600 (2005: 8,100) A shares and 23,400,000 (2005: 27,800,000) R shares. These shares had been repurchased between March and December 2005 at a cost of €249.1 million (2005: €275.8 million), the reduction in share capital being registered in the Finnish Trade Register on March 31, 2006. The Annual General Meeting also authorised the Board to repurchase and dispose of not more than 17,700,000 A shares and 60,100,000 R shares in the Company in the forthcoming 12 months, but in 2006 there were no repurchases.

At December 31, 2006, Stora Enso Oyj held shares with an acquisition cost of €10.5 million (2005: €259.8 million), comprising Nil (2005: 38,600) A shares and 952,627 (2005: 24,373,452) R shares. The nominal value of the shares was €1.6 million (2005: €41.5 million), representing 0.1 percent (2005: 3.0 percent) of the share capital and 0.04 percent (2005: 1.0 percent) of voting rights.

At the end of 2006, Directors and Executive Management Group members owned 21,090 (2005: 21,090) A shares and 89,178 (2005: 80,590) R shares, representing less than 0.1 percent of the total voting rights of the Company. A full description of Company Option Programmes, along with full details of Director and Executive interests, is shown at Note 29; none of these Programmes have impacted on the issued share capital since March 2004.

At December 31, 2006, shareholder equity amounted to €7,799.6 million (2005: €7,645.3 million) against a market capitalisation on the Helsinki Stock Exchange of €9.5 billion (2005: €9.3 billion); the market values of the shares were €12.30 (2005: €11.46) for A shares and €12.00 (2005: €11.44) for the R shares.

Change in Share Capital

	A Shares	R Shares	Total
At January 1, 2004	181,211,080	683,051,419	864,262,499
Warrants exercised by Mar 31	—	789,000	789,000
Cancellation of repurchased shares Apr 5	(8,100)	(27,800,000)	(27,808,100)
Conversion of A shares to R shares	(2,154,457)	2,154,457	—

At December 31, 2004	179,048,523	658,194,876	837,243,399
Cancellation of repurchased shares Mar 31	(16,300)	(24,250,000)	(24,266,300)
Conversion of A shares to R shares	(872,445)	872,445	—

At December 31, 2005	178,159,778	634,817,321	812,977,099
Conversion of A shares to R shares Feb 15	(460)	460	—
Cancellation of repurchased shares Mar 21	(38,600)	(23,400,000)	(23,438,600)
Conversion of A shares to R shares Apr 18	(15,250)	15,250	—
Conversion of A shares to R shares May 15	(300)	300	—
Conversion of A shares to R shares June 15	(101)	101	—
Conversion of A shares to R shares Aug 15	(1,000)	1,000	—
Conversion of A shares to R shares Nov 15	(950)	950	—

At December 31, 2006 and January 31, 2007	178,103,117	611,435,382	789,538,499

Number of votes as of December 31, 2006	178,103,117	61,143,538	239,246,655

Share Capital at December 31, 2006, € million	302.8	1,039.4	1,342.2

Share Capital at December 31, 2005, € million	302.9	1,079.2	1,382.1

Share Capital at December 31, 2004, € million	304.4	1,118.9	1,423.3

Nominal Value for all Shares is €1.70.

The shares in issue at January 31, 2007 represent the total shares eligible to vote at the forthcoming Annual General Meeting.

Treasury Shares

	Number of Shares in 2006			Cost in € million
	A Shares	R Shares	Total	2004	2005	2006
Shares held at January 1	38,600	24,373,452	24,412,052	258.0	180.8	259.8
Total shares repurchased in the year	—	—	—	199.0	345.0	—
Shares cancelled	(38,600)	(23,400,000)	(23,438,600)	(275.8)	(265.6)	(249.1)
Shares allocated to Option Programmes	—	(20,825)	(20,825)	(0.4)	(0.3)	(0.2)

Total Shares held at December 31	—	952,627	952,627	180.8	259.9	10.5

At December 31, 2006, the Group’s distributable equity amounted to €3,650.6 million (2005: €3,349.1 million), being Retained Earnings of €5,097.4 million (2005: €5,397.4 million) less €1,446.8 million (2005: €2,048.3 million) for non-distributable translation differences, treasury shares and untaxed reserves.

Note 20—Minority Interests

In April 2006, Stora Enso signed an agreement with Shandong Huatai Paper to form a publication paper company, Stora Enso Huatai Paper Co Ltd, to be located in China between Beijing and Shanghai. The paper machine is planned to have an annual production capacity up to 200,000 metric tons of super-calendered (SC) magazine paper with a total investment estimated to be some €80 million, Stora Enso’s share being 60 percent. At the end of 2006 the value of the Minority Interest of Shandong Huatai Paper amounted to €7.7 million, though it is expected to increase in value as the project develops towards its start-up in mid 2007.

In 2005, Stora Enso acquired UPM Kymmene Oyj’s 29 percent minority shareholding in Corenso United Oy Ltd at a cost of €22.3 million, with a charge against Retained Earnings of €7.2 million. A further small Minority was reduced by €0.9 million in 2006, thus at the year end other small Minorities still remaining within certain Corenso subsidiaries amounted to €4.2 million as opposed to €4.9 million in 2005. The Chinese Minority is however set to expand in value, though not in size, as the Chinese business is developed.

In 2005, Stora Enso Timber Oy exercised its option to buy-out the 34 percent Minority in its Baltic subsidiary, Stora Enso Timber AS and make its Baltic operations 100 percent owned; other Minorities in timber businesses in Australia and Germany were also extinguished. The total purchase consideration for these buy-outs came to €58.9 million, resulting in a charge of €29.4 million against Retained Earnings.

In July 2005, Stora Enso China Holdings AB increased its ownership of Suzhou Mill from 80.9 percent to 96.5 percent by acquiring the 15.6 percent holding of the Suzhou Handicraft Co-operative in Suzhou Papyrus Paper Company Ltd. The acquisition cost €8.5 million with a charge to Retained Earnings of €7.4 million. The remaining Minority of 3.5 percent is owned by the Suzhou New District Economic Development Group and amounted to €1.6 million in 2006.

In December 2004, Stora Enso closed its acquisition of 66.56 percent of the Polish packaging producer Intercell SA, now renamed Stora Enso Poland SA. The fair value of the net assets acquired amounted to €201.2 million, of which the accounting value of the minority interest was €69.4 million, with another €0.5 million minority within the Intercell group. The Minority increased to €78.2 million as of the end of 2006.

Minority Interests

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
At January 1	60.3	136.1	93.6
Translation difference	(0.3)	4.1	0.4
Minority Interests in companies acquired, less disposed	69.9	0.9	(0.2)
Buy-out of Minority Interests	—	(94.2)	(1.1)
Charge to Retained Earnings on buy-outs	—	43.2	0.1
Income Statement	8.1	3.7	4.1
Dividends	(1.9)	(1.8)	(1.1)
Equity injections	—	1.6	7.7

At December 31	136.1	93.6	103.5

Principal Minority Interests

		As of December 31,
		2004	2005	2006
		(€ in millions)
Intercell S. A. Group	Poland	69.9	75.6	78.2
Stora Enso Timber AS Group	Estonia	29.0	—	—
Corenso United Oy Group	Finland	18.3	4.9	4.2
FPB Holding GmbH & Co. KG (the former Feldmühle Group)	Germany	2.0	0.8	0.6
Fortek Oy	Finland	3.5	4.0	4.6
Stora Enso Huatai Paper Co Ltd	China	—	—	7.7
Others	—	13.4	8.3	8.2

		136.1	93.6	103.5

Note 21—Post-Employment Benefits

The Group has established a number of pension plans for its operations throughout the world, the cost of which amounted to €232.2 million (2005: €240.5 million) in the year, as shown in Note 7. The majority of plans are Defined Contribution schemes, the charge for which amounted to €166.0 million (2005: €197.0 million), though there remain a minority of Defined Benefit schemes which cost €66.2 million (2005: €43.5 million). In 2004, legal changes in the Finnish Statutory Employment Pension Scheme (“TEL”) reduced defined benefit pension costs for that year by €179.9 million and €4.4 million in 2005.

The retirement age for the management of Group companies has been agreed at between 60 and 65 years, though members of the Executive Management Group have the right to retire at 60. The retirement age for other staff either follows national retirement ages or is determined by local labour agreements. In the case of the latter, there may be certain pre-retirement liabilities accruing to the company to cover the income of the early retirees between the age at which they ceased working and the national retirement age.

Whereas the majority of Income Statement charges relate to Defined Contribution schemes, the Balance Sheet liability amounts to only €2.9 million (2005: €4.2 million) as most of the cost is discharged at the same time as monthly salary payments are made. The net unfunded Defined Benefit deficits, however, amount to €724.1 million (2005: €863.4 million). Group policy for funding deficits is intended to satisfy local statutory funding requirements for tax deductible contributions, together with adjusting to market rates the discount rates used in the actuarial calculations. However, the emphasis of the Group is to provide Defined Contribution schemes for its post-employment benefits, thus all aspects of the provision and accounting for Defined Benefit schemes are being evaluated.

Change in accounting policy: Defined Benefit Post-Retirement Schemes

Prior to January 1, 2006, the Group had applied the corridor method to recognise Defined Benefit Scheme actuarial gains and losses in the Income Statement over the expected average remaining working lives of employees in the plan, subject to any curtailments. However, as of January 1, 2006, Stora Enso adopted the Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whereby all actuarial gains and losses were recognised on the Balance Sheet directly in equity. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment, and comparatives have been restated. The impact of the change in accounting policy on these consolidated financial statements is disclosed at the front of the Notes, though the main changes are shown below.

Effect of Change in Accounting Policy

Balance Sheet

	Net Effect of Change in Accounting Policy			Liabilities Reported under the new Policy			Plan Liabilities under the Corridor Method
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Defined Benefit Obligations (“DBO”)	—	—	—	1,926.6	2,273.5	2,092.7	1,926.6	2,273.5	2,092.7
Fair value of plan assets	—		—	853.7	1,410.2	1,368.6	853.7	1,410.2	1,368.6

Net Liability in Defined Benefit Plans	—	—	—	1,072.9	863.3	724.1	1,072.9	863.3	724.1
Unrecognised actuarial gains and losses	609.3	635.5	458.2	—	—	—	(609.3)	(635.5)	(458.2)
Unrecognised prior service cost	—	—	—	3.9	25.0	23.3	3.9	25.0	23.3

Net Balance Sheet Liability	609.3	635.5	458.2	1,076.8	888.3	747.4	467.5	252.8	289.2

Income Statement Costs

	Net Effect of Change in Accounting Policy			Revised Charges under the new Method			Original Amounts per the Corridor Method
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Current service cost	—	—	—	46.6	45.3	45.6	46.6	45.3	45.6
Interest cost	—	—	—	95.6	104.6	104.8	95.6	104.6	104.8
Expected return on plan assets	—	—	—	(69.3)	(74.3)	(88.1)	(69.3)	(74.3)	(88.1)
Net actuarial losses recognised in year	(29.4)	(34.1)	(44.2)	—	—	—	29.4	34.1	44.2
Past service cost recognised in the year	—	—	—	(71.0)	(3.4)	4.3	(71.0)	(3.4)	4.3
Settlements / TEL adjustment	—	—	—	(180.8)	(28.7)	(0.4)	(180.8)	(28.7)	(0.4)

Total Included in Personnel Expenses	(29.4)	(34.1)	(44.2)	(178.9)	43.5	66.2	(149.5)	77.6	110.4

Under the new accounting policy, the Group immediately recognises all actuarial gains and losses arising from defined benefit plans directly in equity, as disclosed in its Consolidated Statement of Income & Expense (“SORIE”). This treatment does not extend to past service costs, thus the Balance Sheet liability for a Defined Benefit Plan will only match the underlying surplus or deficit in the scheme itself when there are no past service costs. Such costs are identified at the time of a plan amendment and, where vested, are shown in the Income Statement, whilst unvested amounts are amortised systematically over the vesting period. Past service costs represent changes in the terms of benefits, thus where a labour agreement may result in increased benefits, to the extent that they are payable immediately, they are expensed immediately. However, if the increased benefits are not payable for a number of years, such as on future retirements, the average vesting period is calculated and the cost is then expensed over that period. The same principals apply when agreements reduce or cap the costs of future benefits.

On the Group Balance Sheet, the full liability for all plan deficits is recorded, as adjusted for any past service costs still to be amortised. The intention is for the Group Balance Sheet to fully reflect the actual surplus or deficits in its Defined Benefit Plans, thereby aligning the net liability on Balance Sheet with the actual reality in the Plans. Past service costs however mean that where there are additional costs to be expensed, the Balance Sheet liability will be less than the actual scheme deficit, but where any future costs have been capped or reduced, the Balance Sheet liability will be greater than the actual. The result is that when an agreement may cap future costs, the deficit in the plan drops immediately, but the liability on the Group Balance Sheet will only drop as and when those reduced benefits vest in the beneficiaries, hence the difference between the actual plan deficit and the amount on the Balance Sheet. In both cases, the differences are amortised though the Income Statement over the vesting period until the Balance Sheet liability matches the deficit in the Plan, as shown by the annual actuarial valuations.

Actuarial Gains & Losses Recognised Directly in Equity

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Cumulative recognised actuarial losses at January 1	463.8	638.7	698.9
Recognised for the year	174.9	60.2	(135.1)

Actuarial Losses Recognised Directly in Equity at December 31	638.7	698.9	563.8

Deferred tax at January 1	163.8	209.6	236.6
Recognised for the year	45.8	27.0	(46.6)

Deferred Tax Recognised Directly in Equity at December 31	209.6	236.6	190.0

Net effect on equity at January 1	300.0	429.1	462.3
Recognised for the year	129.1	33.2	(88.5)

Net Actuarial Losses Recognised Directly in Equity at December 31	429.1	462.3	373.8

Details of the pension arrangements, assets and investment policies in the Group’s main operating countries are shown below.

Defined Benefit Plan Summary by Country

	As of December 31, 2006
	Canada	Finland	Germany	Sweden	USA	Other	Total
	(€ in millions)
Defined Benefit Obligations (“DBO”)	242.2	71.7	281.7	260.9	946.5	289.7	2,092.7
Fair value of plan assets	199.2	44.6	3.5	241.9	635.2	244.2	1,368.6

Net Liability in Defined Benefit Plans	43.0	27.1	278.2	19.0	311.3	45.5	724.1

Canada

The Group’s Canadian pension schemes have a total defined benefit obligation of €242.2 million (2005: €238.2 million) and assets of €199.2 million (2005: €205.0 million), representing an unfunded liability of €43.0 million (2005: €33.2 million). In Canada pension benefits are provided through employer and employee funded defined benefit plans. Independent actuaries determine the employer contributions necessary to meet future obligations of the plans, whereas employee contributions are a fixed percentage of pensionable earnings. Funds are invested in a mix of fixed income and equity investments and are held by an independent trustee. The retirement benefits are a function of years worked and the best five years average salary during an employee’s pensionable service.

The investment policy sets the long-term return target for the funds at a real return of 4 percent and defines the long-term strategic allocation targets for equities at 20 percent to 60 percent, bonds, 10 percent to 60 percent and liquid investments, 0 percent to 25 percent. The chosen investment managers are at liberty to adjust the asset mix for their portion of the funds in accordance with the minimum and maximum levels for each asset class.

Finland

In Finland pension cover since 2001 has been entirely arranged through local insurance companies. The total defined benefit obligation amounts to €71.7 million (2005: €99.9 million) and the assets to €44.6 million (2005: €41.5 million), leaving an unfunded liability of €27.1 million (2005: €58.4 million). As state pensions in Finland provide by far the greatest proportion of pensions, Group liabilities are proportionately much smaller than in comparable countries.

In 2004, the Group restated its accounting treatment of the Finnish Statutory Employment Pension Scheme (“TEL”). Stora Enso had previously treated the TEL disability pension component as a defined contribution scheme, however in April 2004 the major accounting firms interpreted this differently as a defined benefit scheme under IFRS. As a result, Stora Enso changed its treatment at that time and restated its previous results such that its 2003 pension provisions were restated from €727.6 million to €911.9 million, the difference being €184.3 million. In late 2004 the Finnish Ministry of Social Affairs and Health approved changes to the TEL to enable it to be accounted for as a defined contribution liability under IFRS. This allowed Stora Enso to release all but €4.4 million of the provision, since the above restated figures for 2003 and prior years remained unchanged.

Plan assets in Finland are managed by insurance companies, but details of the exact structure and investment strategy surrounding plan assets is not available to participating employers as the assets actually belong to the insurance companies themselves. The assets are managed in accordance with local statutory requirements under which they are obliged to pay guaranteed sums irrespective of market conditions.

Germany

German pension schemes have a total defined benefit obligation of €281.7 million (2005: €298.2 million), nearly all of which is unfunded. Defined benefit pension plans are mainly covered on Balance Sheet through book reserves, with some minor ones using insurance companies or independent trustees. Retirement benefits are based on years worked and salaries received during the pensionable service, the commencement of pension payments being coordinated with the national pension scheme retirement age. As in Sweden in 2005, consideration is being given to establishing trusts into which the book reserves would be transferred and the liability on the Group extinguished.

Sweden

In Sweden cover was arranged through both insurance companies and book reserves in accordance with the Swedish “PRI/FPG System” until the set up of a new pension foundation in July 2005, whereupon SEK 1,986 million (€212.0 million) was paid over to enable the Foundations to undertake their own investments. Whereas previously the Swedish pension liabilities had been unfunded and carried on the Balance Sheets of the individual Swedish units, with the new foundation, the great majority of the liability was removed from the Group Balance Sheet as pension obligations became funded, €243.7 million (2005: €214.2 million) of the total obligations now being funded, leaving an unfunded balance of €19.0 million (2005: €55.9 million). In common with Finland, the greatest part of Swedish pension provision comes from state pensions. Stora Enso has undertaken to pay over all local legal pension liabilities to the foundation, thus the remaining liability mainly represents the difference in the actuarial basis between Swedish local rules and IFRS.

The long-term investment return target for the Foundation is a 3 percent real return after tax, with investment policy defining long-term strategic allocation targets as to: property, up to 10 percent, Equity, up to 30 percent, and the balance in debt.

United States

US pension and health care liabilities are highly material in the context of Stora Enso, the defined benefit obligation being €946.5 million (2005: €1,038.6 million). As nearly all pension obligations are funded, though not health care costs, asset management is also of key concern. Total assets amount to €635.2 million (2005: €672.3 million), there being total unfunded schemes deficits of €311.3 million (2005: €366.3 million), of which €298.0 million (2005: €314.0 million) relates to health care plans.

In the US, most retirement benefits are provided through employer funded defined benefit plans, with a small minority being employer and employee funded defined contribution plans (401k) plans. For the defined benefit plans, independent actuaries determine the employer contributions necessary to meet the future obligations of the plans and the funds are invested in a diversified mix of fixed income, equity and alternative investments held by independent trustees. The retirement benefits are a function of either years worked multiplied by a flat monetary benefit, or of years worked multiplied by the best five years average salary out of the last ten years, during an employee’s pensionable service. For the defined contribution plans, employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion; the employer may also contribute to the employee’s account depending upon the requirements of the plan.

US healthcare benefits are provided to certain retirees through employer and employee funded post-employment plans, though these plans are not required to be pre-funded. Although these are largely pay-as-you-go schemes, independent actuaries determine the expense to be charged in the Income Statement to meet the plan obligations. When pre-funding does occur, funds are invested in a diversified mix of investments held by an independent trustee. Eligibility for benefits is generally a function of the number of years worked and attained age at retirement.

It is the Group’s policy that for retirees, contributions towards the annual healthcare premium equivalent are limited to a specific monetary value or percentage, in which instance, the remainder of the premium equivalent is the responsibility of the retiree. Prior to 2003, a retiree would generally pay either a stated amount for a premium, that did not change as time went on, or pay a stated percentage of the premium. Stora Enso North America was then obliged to absorb all inflationary increases in US healthcare costs, this factor of suffering unlimited health care inflation in perpetuity creating highly material actuarial liabilities for the Group. From 2003 a limit was placed, subject to negotiations, on what Stora Enso would contribute toward retiree healthcare premiums, the basic effect being that the company should no longer be 100% responsible for all future increases in healthcare costs for retirees.

In 2004, limits were placed on amounts to be contributed for a large proportion of the participants who were already retired and at the same time limits were negotiated for active members. Accordingly, in 2004 a non-cash gain of €76.8 million, with another €2.5 million in 2005, was reported on account of past service costs resulting from these changes. These gains represented the reversal of accrued defined benefit obligations in respect of various retiree healthcare programs provided to both current and future retirees that were modified as part of the fixed cost reduction programme in Stora Enso North America.

In 2006, negotiations continued with union members in order to expand the Group’s health care policy to cover all remaining employee groups affected by the premiums (see Note 32 Post Balance Sheet Events).

Plan assets in the US are held in trust with investment policies providing a framework within which to manage the assets in each trust. It is the primary objective of these policies to invest the trust assets in a manner that ensures sufficient funds will be available to meet the benefit obligations of the trusts as determined in connection with periodic asset-liability studies commissioned by the Investment Committee. As updated at the end of 2005, the pension investment policy provides for long-term strategic allocation targets as follows: US Equity 28 percent, Non-US Equity 17 percent (including Development and Emerging Markets), Fixed Income 35 percent (including Core, TIPS and High Yield), Real Estate 10 percent and Alternative Investments 10 percent. In addition, the policy also provides for appropriate drift ranges for each asset class and rebalancing back to the allocation target when the range is exceeded. The policy has additional requirements to ensure adequate diversification, limit non-investment grade quality fixed income securities and restrict the use of derivatives. The investment policy for other benefits is similar but also takes into consideration the fact that retiree healthcare obligations are not required to be funded and have varying cash flow needs.

Other Countries

Total defined benefit obligations in the remaining countries amounted to €289.7 million (2005: €328.5 million) and, with assets amounting to €244.2 million (2005: €274.3 million), the net unfunded liability came to €45.5 million (2005: €54.2 million). Only in the Netherlands and UK were there material obligations, being €125.5 million (2005: €151.8 million) and €120.3 million (2005: €111.5 million) respectively, with net unfunded deficits of €0.2 million (2005: €3.5 million) and €15.2 million (2005: €24.2 million). Nearly all the Dutch liability related to Berghuizer Mill which the Group has planned to close; the mill pension scheme is part of an industry scheme with a small surplus attributable to the mill, though under Dutch law that will revert to the main fund on the closure.

Pension and Post-Employment Benefit Provisions

	As of December 31,
	2004	2005	2006
	(€ in millions)
Defined benefit pension plan liabilities	764.6	513.2	401.2
Other post-employment benefit liabilities	312.2	375.1	361.9

	1,076.8	888.3	763.1
Defined benefit plan assets (Note 16)	—	—	15.7

Total	1,076.8	888.3	747.4

Balance Sheet Receivables & Payables

	Net Defined Benefit Plan Liability			Defined Benefit Plan Assets			Defined Benefit Plan Liabilities
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Present value of funded obligations	1,269.4	1,534.7	1,429.7	—	—	356.8	1,269.4	1,534.7	1,072.9
Present value of unfunded obligations	872.2	738.8	663.0	—	—	—	872.2	738.8	663.0

Defined Benefit Obligations (“DBO”)	2,141.6	2,273.5	2,092.7	—	—	356.8	2,141.6	2,273.5	1,735.9
Fair value of plan assets	1,068.7	1,410.2	1,368.6	—	—	369.9	1,068.7	1,410.2	998.7

Net Funding in Defined Benefit Plans	1,072.9	863.3	724.1	—	—	(13.1)	1,072.9	863.3	737.2
Unrecognised prior service cost	3.9	25.0	23.3	—	—	(2.6)	3.9	25.0	25.9

(Asset) / Liability in the Balance Sheet	1,076.8	888.3	747.4	—	—	(15.7)	1,076.8	888.3	763.1

Amounts Recognised in the Balance Sheet - Plans

	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post- Employment Benefits
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Present value of funded obligations	1,269.4	1,534.7	1,429.7	1,233.6	1,505.6	1,429.7	35.8	29.1	—
Present value of unfunded obligations	872.2	738.8	663.0	573.3	398.2	314.4	298.9	340.6	348.6

Defined Benefit Obligations (“DBO”)	2,141.6	2,273.5	2,092.7	1,806.9	1,903.8	1,744.1	334.7	369.7	348.6
Fair value of plan assets	1,068.7	1,410.2	1,368.6	1,033.4	1,381.1	1,351.2	35.3	29.1	17.4

Net Liability in Defined Benefit Plans	1,072.9	863.3	724.1	773.5	522.7	392.9	299.4	340.6	331.2
Unrecognised prior service cost	3.9	25.0	23.3	(8.9)	(9.5)	(7.4)	12.8	34.5	30.7

Net Liability in the Balance Sheet	1,076.8	888.3	747.4	764.6	513.2	385.5	312.2	375.1	361.9

Amounts Recognised in the Income Statement

	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post-Employment Benefits
	Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Current service cost	46.6	45.3	45.6	38.1	37.1	35.9	8.5	8.2	9.7
Interest cost	95.6	104.6	104.8	73.5	85.8	84.9	22.1	18.8	19.9
Expected return on plan assets	(69.3)	(74.3)	(88.1)	(67.5)	(72.8)	(87.1)	(1.8)	(1.5)	(1.0)
Past service cost recognised in year	(71.0)	(3.4)	4.3	0.9	0.9	12.0	(71.9)	(4.3)	(7.7)
Settlements / TEL adjustment	(180.8)	(28.7)	(0.4)	(180.8)	(28.7)	(0.5)	—	—	0.1

Total Included in Personnel Expenses	(178.9)	43.5	66.2	(135.8)	22.3	45.2	(43.1)	21.2	21.0

Benefit Plan Reconciliation

	Total Defined Benefit Plans			Defined Benefit Pension Plans			Other Post- Employment Benefits
	As of December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)			(€ in millions)
Net liability at January 1	1,251.3	1,076.8	888.3	837.3	764.6	513.2	414.0	312.2	375.1
Translation difference	(0.6)	(17.0)	4.7	14.3	(37.2)	21.9	(14.9)	20.2	(17.2)
Acquisition & Disposals	0.3	7.7	(6.7)	—	7.7	(6.7)	0.3	—	—
Net expense in Income Statement	(178.9)	43.5	66.2	(135.8)	22.3	32.5	(43.1)	21.2	33.7
Actuarial (gains) & losses recognised in equity	174.9	60.2	(135.1)	186.2	25.2	(117.8)	(11.3)	35.0	(17.3)
Contributions paid	(160.8)	(283.2)	(68.1)	(128.0)	(270.2)	(55.7)	(32.8)	(13.0)	(12.4)
Settlements	(9.4)	0.3	(1.9)	(9.4)	0.8	(1.9)	—	(0.5)	—

Net Liability in the Balance Sheet	1,076.8	888.3	747.4	764.6	513.2	385.5	312.2	375.1	361.9

Defined Benefit Plans: Country Assumptions Used in Calculating Benefit Obligations

	Year Ended December 31,
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	Canada		Finland		Germany		Sweden		USA

Discount rate %	5.3	5.3	4.1	4.5	4.3	4.5	4.0	4.3	5.8	5.8
Expected return on plan assets %	7.0	7.0	4.1	4.5	4.0	4.3	5.0	5.0	8.0	8.0
Future salary increase %	2.0	2.2	4.0	4.0	2.3	2.2	3.0	3.0	4.5	4.5
Future pension increases %	0.0	0.0	2.1	2.1	1.5	1.3	2.0	2.0	0.0	0.0
Expected average remaining working years of staff	14.4	13.4	9.0	10.0	12.5	12.4	14.0	13.3	11.6	11.4
Average current retirement age	60.4	59.9	64.0	64.0	65.0	65.0	64.3	65.0	60.7	60.0
Weighted average life expectancy	82.3	83.3	88.5	88.0	84.1	84.2	84.6	84.4	83.1	83.1

Return on Plan Assets by Country

	Year Ended December 31, 2006
	Canada	Finland	Germany	Sweden	USA	Other	Total
	(€ in millions)
Actual return on plan assets	22.0	10.5	0.2	19.0	79.9	14.1	145.7
Estimated return used in actuarial calculations	13.6	1.4	0.1	11.0	48.5	13.5	88.1

Actuarial Gain for the Year Recognised in Equity	8.4	9.1	0.1	8.0	31.4	0.6	57.6

	Year Ended December 31, 2005
	Canada	Finland	Germany	Sweden	USA	Other	Total
	(€ in millions)
Actual return on plan assets	20.3	(5.9)	0.2	2.0	58.2	21.8	96.6
Estimated return used in actuarial calculations	12.6	3.6	0.1	—	48.1	9.9	74.3

Actuarial Gain for the Year Recognised in Equity	7.7	(9.5)	0.1	2.0	10.1	11.9	22.3

Benefit Plan Summary by Country

	As of December 31, 2006
	Canada	Finland	Germany	Sweden	USA	Other	Total
	(€ in millions)
Present value of funded obligations	216.4	71.7	7.7	243.7	622.7	267.5	1,429.7
Present value of unfunded obligations	25.8	—	274.0	17.2	323.8	22.2	663.0

Defined Benefit Obligations (“DBO”)	242.2	71.7	281.7	260.9	946.5	289.7	2,092.7
Fair value of plan assets	199.2	44.6	3.5	241.9	635.2	244.2	1,368.6

Net Liability in Defined Benefit Plans	43.0	27.1	278.2	19.0	311.3	45.5	724.1
Unrecognised prior service cost	(7.4)	—	—	—	30.7	—	23.3

Net Liability / (Asset) in the Balance Sheet	35.6	27.1	278.2	19.0	342.0	45.5	747.4

Represented by
Defined Benefit Pension Plans	14.2	27.1	278.2	19.0	13.3	33.7	385.5
Other Post-Employment Benefits	21.4	—	—	—	328.7	11.8	361.9

Net Liability / (Asset) in the Balance Sheet	35.6	27.1	278.2	19.0	342.0	45.5	747.4

Benefit Plan Summary by Country

	As of December 31, 2005
	Canada	Finland	Germany	Sweden	USA	Other	Total
	(€ in millions)
Present value of funded obligations	213.6	99.9	7.4	254.6	672.3	286.9	1,534.7
Present value of unfunded obligations	24.6	—	290.8	15.5	366.3	41.6	738.8

Defined Benefit Obligations (“DBO”)	238.2	99.9	298.2	270.1	1,038.6	328.5	2,273.5
Fair value of plan assets	205.0	41.5	2.9	214.2	672.3	274.3	1,410.2

Net Liability in Defined Benefit Plans	33.2	58.4	295.3	55.9	366.3	54.2	863.3
Unrecognised prior service cost	(9.5)	—	—	—	34.5	—	25.0

Net Liability / (Asset) in the Balance Sheet	23.7	58.4	295.3	55.9	400.8	54.2	888.3

Represented by
Defined Benefit Pension Plans	3.9	58.4	295.3	55.9	52.3	47.4	513.2
Other Post-Employment Benefits	19.8	—	—	—	348.5	6.8	375.1

Net Liability / (Asset) in the Balance Sheet	23.7	58.4	295.3	55.9	400.8	54.2	888.3

The two main financial factors affecting Group pension liabilities are changes in interest rates and inflation expectations, thus the aim of asset investment allocations is to neutralise these effects and to maximise returns. The expected return on plan assets was determined by considering the long-term expected returns available on the assets underlying current investment policies in Group pension foundations and trusts. The assumptions reflect a combination of historical performance analysis and the forward looking views of financial markets as revealed through the yield on long-term bonds and price earnings ratios of the major stock indices.

Plan Assets

	As of December 31,
	2004		2005		2006
	Value	%	Value	%	Value	%
	(€ in millions)		(€ in millions)		(€ in millions)
Equity	649.0	60.7%	665.5	47.2%	623.2	45.5%
Debt	319.8	30.0%	389.6	27.6%	459.3	33.6%
Associate Companies debt	—	—	113.2	8.0%	106.0	7.7%
Cash	11.6	1.1%	138.9	9.9%	55.7	4.1%
Others	88.3	8.2%	103.0	7.3%	124.4	9.1%

Total Pension Fund Assets	1,068.7	100.0%	1,410.2	100.0%	1,368.6	100.0%

Pension Plan assets do not include any real estate or other assets occupied by the Group or the Company’s own financial instruments.

Plan Assets by Country

	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	Canada		Sweden		USA		Other		Total
	(€ in millions)		(€ in millions)		(€ in millions)		(€ in millions)		(€ in millions)
Equity	121.1	114.4	6.1	67.0	408.4	337.8	129.9	104.0	665.5	623.2
Debt	76.6	75.2	—	22.2	193.0	215.2	120.0	146.7	389.6	459.3
Associate Companies debt	—	—	103.6	106.0	—	—	9.6	—	113.2	106.0
Cash	7.3	8.0	103.4	35.8	0.7	0.5	27.5	11.4	138.9	55.7
Others	—	1.6	1.1	10.9	70.2	81.7	31.7	30.2	103.0	124.4

Total Pension Fund Assets	205.0	199.2	214.2	241.9	672.3	635.2	318.7	292.3	1,410.2	1,368.6

In 2007, contributions of €270.0 million are expected to be paid, representing some €70 million of normal payments and a one-off €200 million asset transfer and cash remittance to establish a proposed pension trust in Germany. In 2006 only normal contributions of €68.1 million were paid, whereas in 2005, payments totalled €283.2 million, of which €211.5 million related to the capitalisation of the newly-established Swedish pension fund and €71.7 million related to normal payments.

Note 22—Debt

In March 2006, Stora Enso launched an exchange offer for its 7.375 percent US Dollars Notes due in 2011 with an issue of new Notes. The result of the exchange offer was that $ 281.2 million (€213.5 million) of principal in the old notes, some 37.5 percent, were validly tendered and at settlement the new 6.404 percent Notes 2016 were delivered to participating note holders. In April, Stora Enso then offered to sell for cash additional Notes 2016 that were fully fungible with the new 2016 Notes, the take-up being a further $ 207.9 million (€157.9 million) additional 10 year Notes due on April 15, 2016. The Group also sold 30 year Notes in a separate tranche, this issue being increased from $ 250 million to $ 300 million due to strong demand; the maturity of these 7.25 percent Notes is April 15, 2036. The new Notes sold for cash raised in aggregate $ 507.9 million (€385.6 million) in principal.

In June 2006, Stora Enso signed a new loan agreement with International Finance Corporation (IFC) increasing its loan facility to $ 300 million (€227.8 million), to be used to finance the Group’s current operations and future investments in China. The increased facility includes a $ 100 million IFC loan and a $ 200 million syndicated B loan. Stora Enso’s first agreement with IFC was for a $ 75 million (€57 million) loan signed in June 2005.

In January 2005, Stora Enso Oyj signed a five year €1.75 billion multi-currency revolving credit facility at 0.275 percent over Euribor, which replaced a previous €2.5 billion facility signed in 2003. In May the Company issued a three-year SEK 2 billion benchmark bond and in June a five-year €0.5 billion benchmark bond paying fixed interest of 3.25 percent, both bonds being issued to enhance the Group debt structure and take advantage of favourable market conditions.

In December 2004, Stora Enso Oyj issued a five-year SEK 4.3 billion bond paying a fixed coupon of 3.875 percent. In June 2004, the Group created a new ten year bond by offering to exchange its existing €850 million 2007 bond; €475 million of notes were exchanged, 55.9 percent of the total, the transaction extending the average maturity of all debt by one year.

Borrowings have various maturities, the latest being in 2036, and have either fixed or floating interest rates ranging from 0.5 percent (2005: 1.0 percent) to 10.0 percent (2005: 10.0 percent). The majority of Group loans are denominated in Euros, Swedish Kronas and US Dollars. At December 31, 2006 the Group’s unused committed credit facilities totalled €1,750.0 million (2005: €1,750.0 million), of which €0.0 million (2005: €0.0 million) was classified as short-term.

In 2006, no bonds were bought back, whilst in 2005 Stora Enso bought back bonds with a nominal value of SEK 410 million (€43.7 million), resulting in a loss in financial items of SEK 35.7 million (€3.8 million). In 2004 Stora Enso bought back bonds with a nominal value of SEK 469 million (€52.6 million), resulting in a loss in financial items of SEK 1 million (€0.1 million).

The breakdown of net interest-bearing liabilities, including internal items, and operating capital by principal country/area is detailed below:

Country/Area Breakdown

	Net interest-bearing Liabilities			Operating Capital
	As of December 31,
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)
Euro area	1,950.7	3,263.3	3,042.6	6,108.2	6,527.6	6,082.0
Sweden	(131.4)	369.7	(0.3)	2,105.8	2,578.9	2,582.7
USA	1,131.7	1,333.1	1,058.9	1,966.0	2,111.2	1,777.7
Canada	29.5	(61.3)	(8.6)	448.3	283.5	226.0
China	107.8	101.9	99.7	147.0	201.2	215.2
UK	(34.3)	(22.9)	(22.5)	(1.3)	(2.7)	3.9
Other	(2.6)	100.3	64.1	766.2	1,042.8	1,317.7

Total	3,051.4	5,084.1	4,233.9	11,540.2	12,742.5	12,205.2

Long-term Debt

	Repayable within 12 Months			Repayable after 12 Months
	As of December 31,
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)
Bond loans	3.9	283.6	502.6	2,762.4	3,287.7	3,209.8
Loans from credit institutions	92.7	92.6	116.4	400.5	884.9	701.3
Financial lease liabilities	5.0	8.6	11.0	158.5	176.1	161.5
Other long-term liabilities	0.5	0.2	0.2	6.7	5.2	8.4

Total Long-term Debt	102.1	385.0	630.2	3,328.1	4,353.9	4,081.0

Repayment Schedule of Long-term Debt

	As of December 31,
	2007	2008	2009	2010	2011	2012+	Total
	(€ in millions)
Bond loans	502.6	277.7	571.7	524.1	379.4	1,456.9	3,712.4
Loans from credit institutions	116.4	271.5	78.1	118.0	63.9	169.8	817.7
Financial lease liabilities	11.0	12.5	11.6	1.5	(0.2)	136.1	172.5
Other long-term liabilities	0.2	4.8	0.2	0.1	0.2	3.1	8.6

Total Long-term Debt	630.2	566.5	661.6	643.7	443.3	1,765.9	4,711.2

Current Liabilities: Repayable within the next 12 months							630.2

Non-current Liabilities: Repayable after 12 months							4,081.0

Due to the short-term nature of most Group financial liabilities, their carrying value is considered to approximate their fair value. However, the fair value of non-current term debt, exclusive of the current part, has a value of €4,189.8 million (2005: €4,584.4 million) as against a carrying value of €4,081.0 million (2005: €4,353.9 million).

Bonds Loans in Non-current Debt

Issue / Maturity Dates	Description of Bond	Interest Rate %	Currency of Bond	Nominal Value Issued	Outstanding as of December 31,		Carrying Value as of December 31,
				2006	2005	2006	2005	2006
				Currency million			(€ in millions)
Fixed Rate
1993-2019	Series C Senior Notes 2019 *	8.60		$50.0	50.0	50.0	42.5	37.9
1997-2007	Senior Notes Series B 2007	6.82		$102.0	102.0	102.0	87.2	78.5
1997-2009	Senior Notes Series C 2009	6.90		$48.5	48.5	48.5	40.6	36.6
1997-2012	Senior Notes Series D 2012	7.00		$22.5	22.5	22.5	18.9	17.0
1997-2017	Senior Notes Series E 2017	7.14		$23.0	23.0	23.0	18.6	16.8
1997-2017	Euro Medium Term Note *	4.105	JPY	10,000	10,000	10,000	72.0	63.7
1998-2009	Senior Notes Series F 2009	6.93		$30.0	30.0	30.0	25.0	22.5
1998-2018	Senior Notes Series G 2018	7.24		$65.0	65.0	65.0	51.8	46.6
1998-2023	Senior Notes Series H 2023	7.30		$65.0	65.0	65.0	50.9	45.8
1999-2008	Swedish Fixed Real Rate *	4.00	SEK	105	40	40	4.4	4.4
2000-2007	Euro Bond 6.375% Notes 2007 *	6.375		€850.0	374.6	374.6	373.2	374.1
2000-2007	Euro Medium Term Note *	6.90	SEK	200	200	200	21.3	22.1
2001-2011	Global 7.375% Notes 2011 *	7.375		$750.0	750.0	468.8	667.0	380.0
2004-2014	Euro Medium Term Note *	5.125		€517.6	517.6	517.6	494.8	496.3
2004-2009	Swedish Medium Term Note *	3.875	SEK	4,640	4,640	4,640	492.9	512.7
2005-2010	Euro Medium Term Note *	3.25		€500.0	500.0	500.0	499.1	499.6
2006-2016	Global 6.404% Notes 2016*	6.404		$507.9	—	507.9	—	370.4
2006-2036	Global 7.254% Notes 2036*	7.254		$300.0	—	300.0	—	223.9
2006-2015	Swedish Fixed Real Rate	3.50	SEK	500	—	500	—	60.7
Loans matured and extinguished in 2006							285.3	—

Total Fixed Rate Bond Loans							3,245.5	3,309.6

Floating Rate
1997-2007	Euro Medium Term Note *	Libor+0.35		€18.5	18.5	18.5	18.5	18.5
1998-2008	Euro Medium Term Note *	Libor+0.35		$30.0	30.0	30.0	25.4	22.8
1998-2008	Euro Medium Term Note *	Libor+0.33		$40.0	40.0	40.0	33.9	30.4
2000-2007	Swedish Medium Term Note *	Euribor+0.75		€10.0	10.0	10.0	10.0	10.0
2000-2010	Euro Medium Term Note *	Euribor+0.8		€25.0	25.0	25.0	25.0	25.0
2005-2008	Swedish Medium Term Note *	Stibor+0.28	SEK	2,000	2,000	2,000	213.0	221.2
2006-2018	Euro Medium Term Note *	Euribor+0.96		€25.0	—	25.0	—	25.0
2006-2018	Euro Medium Term Note *	Euribor+0.72		€50.0	—	49.9	—	49.9

Total Floating Rate Bond Loans							325.8	402.8

Total Bond Loans							3,571.3	3,712.4

*	Parent company liabilities

Interest-bearing Liabilities

	As of December 31,
	2004	2005	2006
	(€ in millions)
Current loans	416.7	1,056.4	179.6
Derivative financial instruments (see Note 25)	54.1	86.7	57.3

Total Interest-bearing Liabilities	470.8	1,143.1	236.9

Group short-term loans are denominated in Euros, 39.0 percent (2005: 62.0 percent), Chinese renminbi, 50.5 percent (2005: 5.7 percent), Swiss francs 8.3 percent (2005: 0.0 percent), US dollars 1.8 percent (2005: 0.0 percent) and Swedish kronas, 0.4 percent (2005: 31.8 percent) and have maturities ranging from payable on demand up to 12 months.

Finance Lease Liabilities

At December 31, 2006, Stora Enso had a small number of finance leasing agreements for machinery and equipment for which capital costs of €119.3 million (2005: €130.6 million) were included in machinery and equipment; the depreciation thereon was €13.3 million (2005: €10.1 million). The aggregate leasing payments for the year amounted to €23.3 million (2005: €21.9 million), the interest element being €13.6 million (2005: €14.4 million). No new leasing commitments were entered into in 2004, but some Russian leases were taken out in 2005 and 2006.

Finance Lease Liabilities

	As of December 31,
	2004	2005	2006
	(€ in millions)
Minimum lease payments
Less than 1 year	17.4	21.9	23.6
1–2 years	17.4	21.8	23.3
2–3 years	17.4	21.7	21.4
3–4 years	17.4	21.1	10.8
4–5 years	17.4	10.5	9.3
Over 5 years	176.0	188.3	167.2

	263.0	285.3	255.6
Future finance charges	(99.5)	(100.6)	(83.1)

Present Value of Finance Lease Liabilities	163.5	184.7	172.5

Present Value of Finance Lease Liabilities
Less than 1 year	5.0	8.6	11.0
1–2 years	7.3	9.3	12.5
2–3 years	9.0	10.2	11.6
3–4 years	10.1	10.1	1.5
4–5 years	10.3	0.4	(0.2)
Over 5 years	121.8	146.1	136.1

	163.5	184.7	172.5

Note 23—Other Provisions

Other Provisions

	Environmental	Reorganisation	Other Obligatory	Total Provisions
	(€ in millions)
Carrying value at January 1, 2005	45.4	31.0	5.2	81.6
Translation difference	(1.1)	2.0	—	0.9
Emission Rights	—	—	36.4	36.4
Companies acquired	—	—	2.5	2.5
Charge in Income Statement
New provisions	3.6	143.0	0.5	147.1
Increase in existing provisions	1.4	3.1	0.2	4.7
Reversal of existing provisions	—	(4.2)	(0.2)	(4.4)
Payments	(5.2)	(25.1)	(1.2)	(31.5)

Carrying Value at December 31, 2005	44.1	149.8	43.4	237.3
Translation difference	1.1	(0.4)	0.1	0.8
Emission Rights	—	—	56.6	56.6
Companies disposed	—	(1.8)	—	(1.8)
Charge in Income Statement
New provisions	1.5	206.5	0.7	208.7
Increase in existing provisions	0.3	13.6	1.5	15.4
Reversal of existing provisions	—	(19.9)	(1.8)	(21.7)
Payments	(5.4)	(62.6)	(2.3)	(70.3)

Carrying Value at December 31, 2006	41.6	285.2	98.2	425.0

Allocation between Current and Non-current Liabilities
Current Liabilities: Payable within 12 months	3.7	111.0	2.0	116.7
Non-current Liabilities: Payable after 12 months	37.9	174.2	96.2	308.3

Total at December 31, 2006	41.6	285.2	98.2	425.0

Current Liabilities: Payable within 12 months	40.8	60.8	41.0	142.6
Non-current Liabilities: Payable after 12 months	3.3	89.0	2.4	94.7

Total at December 31, 2005	44.1	149.8	43.4	237.3

Environmental Remediation

Provision for environmental remediation amounted to €41.6 million (2005: €44.1 million) at December 31, 2006 and largely related to the removal of mercury and other contaminants from sites in Sweden and Finland; details of the principal provisions are:

•

Following an agreement between Stora Enso and the City of Falun, the Group is obliged to clean-up pollution to the area caused by the Kopparberg mine; the provision amounted to €10.4 million (2005: €10.0 million).

•	A provision of €5.3 million (2005: €6.6 million) has been made for removing mercury from the harbour basin at Skutskär

•	The site of Skoghall Mill contains ground pollutants that must be eliminated, the provision for which amounts to €8.5 million (2005: €8.5 million).

•

There are a further four cases in Finland where the total provision amounts to €9.1 million (2005: €11.2 million); the largest relates to pollution in the vicinity of Pateniemi sawmill, being €5.0 million (2005: €5.0 million).

Other Obligatory Provisions

The principal provision relates to Emission Rights of €93.0 million (2005: €36.4 million), representing the rights granted to the Group which need to be surrendered to the authorities on April 1, 2007 to cover the actual emissions made in the year. Other provisions amounted to €5.2 million (2005: €7.0 million).

Reorganisation Provisions

In April 2005, the Group announced a profit improvement programme (“Profit 2007”) with the aim to increase annual profits before tax by €300 million, mainly in Europe, to be achieved from mid-2007 onwards. In addition to this, the Group announced the Asset Performance Review (“APR”) program in October 2005 which would reduce capacity by about 400,000 metric tons in the short term and strengthen the Group’s financial performance. The total restructuring provision relating to these initiatives in 2005, the originating year for the plans, was €134.9 million, other minor restructuring provisions totalled €7.0 million, mainly relating to earlier restructuring plans, giving a 2005 total cost of €141.9 million. In 2006, the total costs were €200.2 million, principally relating to the APR. Plant closures resulted in provisions being charged of €183.0 million with a further €14.2 million on account of asset sales; the remaining net costs of €3.0 million related to Profit 2007.

Segment Reorganisation Provisions

	Year Ended December 31,			As of December 31,
	Income Statement			Balance Sheet
	2004	2005	2006	2004	2005	2006
	(€ in millions)			(€ in millions)
Publication Paper	1.4	71.3	124.1	13.7	77.3	170.8
Fine Paper	0.9	26.6	72.8	5.2	29.4	89.5
Merchants	—	3.9	5.6	1.3	5.1	5.3
Packaging Boards	0.6	21.0	(3.4)	2.3	22.7	10.5
Wood Products	—	6.0	0.1	1.1	3.9	2.3
Wood Supply	—	2.7	1.1	—	2.7	3.2
Other	5.3	10.4	(0.1)	7.4	8.7	3.6

Total	8.2	141.9	200.2	31.0	149.8	285.2

In 2006 the Asset Performance Review continued as mills under scrutiny were still being evaluated with reference to their financial performance and strategic fit within the Group. In some cases, sufficient measures were taken to improve financial performance, including personnel reductions and revised local labour agreements, as well as concentrating on higher value-added products. Such criteria applied to Publication Paper’s Summa Mill in Finland and Uetersen Mill in Germany, split between Fine Paper and Packaging Boards, though both mills are expected to operate without new investments for the next few years while on-going performance continues to be assessed. In other cases, major steps to restructure the Group resulted in substantial disposals and reorganisation provisions:

•	Divestment of Linghed Sawmill in Sweden in March, being an asset sale by Wood Products.

•	Divestment of Grycksbo Mill in Sweden in March, being a company disposal by Fine Paper.

•	Closure of Speciality Papers PM31 at Stevens Point Mill in USA in March by Packaging Boards.

•	The closure of Hammarby Mill in Sweden in May by Packaging Boards.

•	The June sale of Stora Enso Lübeck in Germany, being a company disposal by Packaging Boards.

•	Publication Paper’s PM3 and PM4 at Corbehem Mill in France ceased production at the end of June.

•	The divestment of Pankakoski Mill in Finland in July, this being another company disposal by Packaging Boards.

•	The sale in August of the Celbi Group of companies in Portugal, being a company disposal by Fine Paper of its eucalyptus pulp mill.

•	The September disposal of Wolfsheck Mill in Germany, being an asset disposal by Publication Paper.

•	Closure of PM1 at Varkaus Mill in Finland in December 2006 by Fine Paper.

•	The transfer of the former Maxau PM 6 to China, to commence production in 2007.

•	The announced Publication Paper closure of Reisholz Mill (see below)

•	The announced Fine Paper closure of Berghuizer Mill (see below)

Details of all company disposals are given in Note 5 Acquisitions & Disposals, details of fixed asset impairments relating to reorganisations are shown in Note 11, Depreciation and Fixed Asset Impairment Charges, and details of Reorganisation Provisions are shown below.

Linghed Sawmill

Stora Enso sold its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden for SEK 10 million (€1.1 million). Group sales will decrease by some €7 million and working capital by another €1 million, though the impact on Group profits will be negligible. The transfer included all buildings, stocks and production assets, with the 28 employees being offered employment by the new owner. Although this was an asset sale, in 2005 the fixed assets had been impaired and a reorganisation provision of €5.3 million charged, thus the impact on the 2006 result was negligible.

Hammarby Mill

A reorganisation provision of €4.0 million was charged in 2005 in respect of the closure of the plant where board from Fors Mill is coated in plastic. The mill was duly closed in May 2006 and the 90 staff were made redundant. At the year end, the remaining provision amounted to €2.1 million.

Corbehem Mill

In 2005, Corbehem Mill made a reorganisation provision of €47.3 million relating to the proposed closure of its PM 3 and PM4 machines. Additional provisions of €9.9 million have been expensed in 2006 and at the year end the remaining provision amounted to €51.6 million. Personnel reductions announced in 2006 amounted to 45 on top of 398 announced redundancies in 2005, however, due to local legal requirements, most staff reductions cannot take place until 2007 and hence the headcount has only dropped from 856 to 770 in 2006.

Wolfsheck Mill

Stora Enso sold its Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG, in an asset deal of €1. The divestment will reduce the annual sales of Publication Paper by some €65 million, working capital dropping by some €8 million, and the 194 employees were transferred to the new owner. The Group recorded impairment and reorganisation provisions totalling €47.0 million, of which €14.2 million related to the reorganisation provision, €3.0 million of which was left on the Balance Sheet at the year end.

Varkaus Mill

The closure of PM1 at the end of 2006 resulted in 120 redundancies, though the cost of this was provided for in 2005 when a reorganisation provision of €4.0 million was made, along with a fixed asset impairment of €9.6 million. The provision at the year end amounted to €1.8 million (2005: €4.0 million).

Reisholz Mill

Reisholz Mill, which produces improved super-calendered (SC) papers in the Publication Paper division, is planned to be closed in phases by the end of 2007. It has a total annual production capacity of 215,000 metric tons with external sales of €113.1 million in 2006, though it is assumed that the closure should not affect Group turnover as it is intended that customers be supplied from other mills. The mill has 378 employees, who will be made redundant. Stora Enso has recorded total provisions and write-downs of €157.0 million, of which €103.0 million has been provided as a Reorganisation Provision and carried on the Balance Sheet. The provision covers estimated redundancy costs, site restoration costs and all expected other costs, but only as the closedown proceeds will it be possible to accurately assess the final costs.

Berghuizer Mill

Berghuizer Mill, which is part of Stora Enso’s Fine Paper division, is planned to be closed during 2007 based on its lack of profitability. The annual production capacity of Berghuizer Mill, which produces woodfree uncoated fine paper, such as copy and printing paper, is 235,000 metric tons with a 2006 external turnover of €178.1 million, though, again, the intention is to continue to supply customers from other Group mills. The mill has 297 employees. Stora Enso has recorded total Group provisions and write-downs of €116.0 million, of which €80.0 million has been set aside as a Reorganisation Provision and is carried on the Balance Sheet in full. The provision covers estimated redundancy costs, site restoration costs and all expected other costs, but as negotiations with the Works Council are at an early stage, the actual costs will only become apparent when the negotiations conclude.

2005 Restructuring and Related Provisions

Details of the 2005 Group restructuring and related provisions are shown below, the majority of items relating to Profit 2007 rather than the APR.

Publication Paper

The total restructuring provision was €71.3 million, of which €62.1 million related to redundancy plans for 760 employees in various mills and €8.1 million to dismantling costs of paper machines to be closed and the termination of rental agreements. The redundancies will be executed by the end of March 2007.

In the APR, a major restructuring provision was recorded at Corbehem Mill in France, where it was decided to close Paper Machine (“PM”) 3 and PM4 by the end of June 2006. Other significant provisions were recorded at Reisholz Mill and at Wolfsheck Mill in Germany due to redundancies to be made by the end of June 2006. However, in 2006 it was determined that Reisholz Mill should be closed and Wolfsheck Mill was divested in an asset sale.

Fine Paper

The total restructuring provision was €26.6 million, of which €23.7 million related to the planned redundancies of 240 employees, mainly at Berghuizer Mill in the Netherlands, at Uetersen Mill in Germany, at Varkaus Mill in Finland and at Celbi Pulp Mill in Portugal. The redundancies were mainly executed by the end of December 2006, however certain plans will continue until the end of 2007.

All the mills in which provisions were recorded are included in the APR program due to either a machine closure (Varkaus PM1), planned divestment (Celbi Pulp Pill) or poor profitability track records (Uetersen and Berghuizer mills). At the end of 2006, only Uetersen Mill is scheduled to continue production within Stora Enso.

Merchants

The total restructuring provision was €3.9 million, of which €3.6 million related to redundancy plans covering 110 employees, mainly in the Netherlands, Hungary, Germany and France. The redundancies were mainly achieved by the end of December 2006, but certain plans continue until late 2007.

Packaging Boards

The total restructuring provision of €21.0 million related to redundancy plans for 410 employees, mainly at Hammarby and Skoghall mills in Sweden, at Imatra, Kotka, Heinola and Pankakoski mills in Finland, at Uetersen in Germany and at Stevens Point in the USA. The redundancies were mainly achieved by the end of June 2006, though certain plans continue until the end of 2007.

The Hammarby Mill provision related to plans to close the mill by the end of June 2006, whereas the Stevens Point Mill provision covered the closure of PM31 in March 2006. Other provisions were made to secure mills long-term competitiveness.

Wood Products

The total restructuring provision of €2.4 million related to the redundancy of 218 employees, mainly in Finnish and Swedish sawmills, this being largely completed by the end of 2006.

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

In 2004, restructuring charges were not material, though a further provision of €4.4 million was made in the USA for redundancies. The Group Restructuring Provision at December 31, 2004 amounted to €31.0 million with charges in the Income Statement of €8.2 million.

Note 24—Operative Liabilities

Non-current Operative Liabilities

	As of December 31,
	2004	2005	2006
	(€ in millions)
Provision for unrealised profit	120.7	117.7	120.5
Accruals	20.4	30.7	13.5
Share-based payments (Note 29)	20.8	30.5	47.4
Other payables	12.1	25.8	12.3

Total	174.0	204.7	193.7

The provision for unrealised profit relates to that part of the gains on sale of Tornator Timberland Oy in 2002 and Bergvik Skog AB in 2004 that were deemed to relate to the proportion of shares retained in these new Associates, being €44.2 and €76.3 million (SEK 690 million) respectively.

Current Operative Liabilities

	As of December 31,
	2004	2005	2006
	(€ in millions)
Advances received	5.5	3.6	6.2
Trade payables	849.1	962.4	913.9
Other payables	191.7	226.1	214.8
Accrued liabilities and deferred income	606.1	688.6	721.3
Current portion of provisions	20.7	94.7	116.7

Total	1,673.1	1,975.4	1,972.9

Accrued liabilities and deferred income consist mainly of personnel costs, customer discounts, and other accruals.

Note 25—Financial Instruments

Shareholders’ Equity—Other Comprehensive Income (“OCI”)

Certain derivatives are designated as cash flow hedges and measured to fair value with the fair value movements being recorded in the separate equity category of OCI: Hedging Reserve. The other component of OCI is the Available-for-Sale Reserve, representing the difference between the fair value of investments and their cost (see Note 15). Movements in the year for these two reserves, together with the balances at the year end, are as shown below.

OCI Reserves

	Hedging Reserve				Available- for-Sale Reserve	Total OCI Reserves
	Currency Derivatives	Commodity Hedges	Associate Hedge	Total
	(€ in millions)
OCI at January 1, 2005	15.7	16.1	(19.0)	12.8	54.8	67.6
Net change in OCI in the year	(18.2)	77.0	1.7	60.5	339.9	400.4

OCI at December 31, 2005	(2.5)	93.1	(17.3)	73.3	394.7	468.0

OCI at January 1, 2006
Gains and losses from changes in fair value	(3.6)	129.5	(17.3)	108.6	435.5	544.1
Deferred taxes	1.1	(36.4)	—	(35.3)	(40.8)	(76.1)

	(2.5)	93.1	(17.3)	73.3	394.7	468.0

Net change in OCI in 2006
Gains and losses from changes in fair value	20.3	(65.6)	11.1	(34.2)	251.6	217.4
Deferred taxes	(5.7)	19.3	—	13.6	36.6	50.2

	14.6	(46.3)	11.1	(20.6)	288.2	267.6

OCI at December 31, 2006
Gains and losses from changes in fair value	16.7	63.9	(6.2)	74.4	687.1	761.5
Deferred taxes	(4.6)	(17.1)	—	(21.7)	(4.2)	(25.9)

Total	12.1	46.8	(6.2)	52.7	682.9	735.6

The gain on derivative financial instruments designated as cash flow hedges that was realised from OCI through the Income Statement amounted to €133.4 million (2005: €12.8 million).

The hedging reserve includes the Group’s 43.3 percent (2005: 43.3 percent) share in an interest rate swap showing a deferred loss of €7.7 million (2005: €17.3 million) in respect of Stora Enso's Associate, Bergvik Skog AB; this amount relates to a fair value loss on Bergvik Skog AB’s cashflow hedge accounted interest rate swap and has been deducted from the equity accounted value of the Group interest in its Associate. In addition, a US Associate has a commodity cashflow hedging derivate showing a deferred gain of €1.5 million (2005: €0.0 million).

The estimated net amount of unrealised gains and losses expected to be reclassified as earnings within the next twelve months amounted to €31.6 million (2005: €69.1 million), of which €16.7 million (2005: €(3.6 million) related to currencies and €14.9 million (2005: €72.7 million) to commodities.

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the Balance Sheet at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The fair values of such financial items have been estimated on the following basis:

•	Currency option contract values are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year end market rates and thus they approximate fair values.

•	The fair values of interest rate swaps have been calculated using a discounted cash flow analysis.

•	Swaption contract fair values are calculated using year end interest rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	Cross currency swaps are fair valued against discounted cash flow analysis and year end foreign exchange rates.

•	The fair values of interest rate futures have been calculated by using either discounted cash flow analysis or quoted market prices on future exchanges, the carrying amounts approximating fair values.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.

•	The fair values of commodity options are calculated using year end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The fair values of Total Return (Equity) Swaps are calculated using year end equity prices as well as year end interest rates.

•	The Group had no outstanding embedded derivatives at either December 31, 2004, 2005 or 2006.

Certain gains and losses on financial instruments are taken directly to equity, either to offset Cumulative Translation Adjustments (CTA) or deferred under Other Comprehensive Income (OCI). The remaining fair value movements are taken to the Income Statement as Net Financial Items (Note 8) as shown below.

Fair Value Hedge Gains and Losses

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
Net gains on qualifying hedges	(10.2)	(33.5)	(40.4)
Fair value changes in hedged items	23.8	34.3	34.0

Net gains / losses	13.6	0.8	(6.4)
Net losses / gains on non-qualifying hedges	(6.4)	(18.6)	(2.7)
Net gains / losses on Total Return (Equity) Swaps	24.9	9.7	9.1

Net Fair Value Gains in Net Financial Items	32.1	(8.1)	0.0

Cash Flow Hedges Not Qualifying for Hedge Accounting

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
FX forward contacts	(0.5)	0.6	0.4
Commodity contracts	(0.9)	(0.5)	0.1

Total Hedging Ineffectiveness	(1.4)	0.1	0.5

Fair Values of Derivative Financial Instruments

	As of December 31,
	2004	2005	2006
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	(€ in millions)
Interest rate swaps	151.3	88.1	83.4	(35.3)	48.1
Interest rate options	1.0	(1.9)	0.1	(1.9)	(1.8)
Cross currency swaps	(11.6)	(6.5)	—	(1.2)	(1.2)
Forward contracts	89.5	(30.5)	36.1	(7.9)	28.2
Currency options	1.8	(5.7)	6.5	(0.6)	5.9
Commodity contracts	23.6	129.6	75.6	(12.4)	63.2
Equity swaps	(11.4)	(1.8)	27.7	(20.7)	7.0

Total	244.2	171.3	229.4	(80.0)	149.4

Positive and negative fair values of financial instruments are shown under Interest-bearing Receivables and Liabilities and Long-term Debt.

Nominal Values of Derivative Financial Instruments

	As of December 31,
	2004	2005	2006
	(€ in millions)
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	620.1	177.4
Maturity 2–5 years	953.4	1,000.6	2,152.1
Maturity 6–10 years	1,469.9	1,738.3	2,490.5

	2,489.8	3,359.0	4,820.0
Interest rate options	198.4	673.8	318.0

Total	2,688.2	4,032.8	5,138.0

Foreign Exchange Derivatives
Cross-currency swap agreements	102.7	72.3	6.9
Forward contracts	2,479.8	2,442.1	1,778.4
Currency options	588.3	1,071.3	662.8

Total	3,170.8	3,585.7	2,448.1

Commodity Derivatives	442.7	391.0	635.8

Total Return (Equity) Swaps	359.5	408.5	328.6

Note 26—Cumulative Translation Adjustment (“CTA”) and Equity Hedging

The Group operates internationally and is thus exposed to currency risk arising from exchange rate fluctuations on the value of its net investment in non-Euro Area foreign subsidiaries and associates. Exchange differences, arising from the translation of equity, results and dividends for foreign subsidiary and associate undertakings, are aggregated with the financial instruments hedging these investments and the net is recorded directly in shareholders’ equity as CTA; this is expensed through the Income Statement on the divestment of a foreign entity.

Cumulative Translation Adjustment

	Year Ended December 31,
	2004	2005	2006
	(€ in millions)
At January 1
CTA on net investment in non-Euro foreign entities	(629.1)	(708.2)	(467.4)
Hedging	432.0	489.3	340.3

	(197.1)	(218.9)	(127.1)
CTA Movement for the Year
Restatement of opening non-euro denominated equity	(37.8)	256.1	(88.4)
Difference in Income Statement translation	14.7	(16.8)	17.5
Internal equity injections less dividends	(44.6)	6.9	(18.7)
Other	0.3	(5.6)	3.2

	(67.4)	240.6	(86.4)
Hedging of Net Investment for the Year
Hedging result	78.3	(201.4)	118.0
Taxes	(21.0)	52.4	(30.7)

	57.3	(149.0)	87.3
Income Statement
CTA (gain) / loss on divested non-Euro foreign entities	(11.7)	0.2	(5.8)
Hedging result allocated to divested entities	—	—	—

(Gain) / loss in Income Statement for the year	(11.7)	0.2	(5.8)
At December 31
CTA on net investment in non-Euro foreign entities	(708.2)	(467.4)	(559.6)
Hedging (see below)	489.3	340.3	427.6

	(218.9)	(127.1)	(132.0)
Hedging of Net Investment in Foreign Entities
Realised gains	209.5	168.2	160.3
Unrealised gains (see next page)	279.8	172.1	267.3

Total	489.3	340.3	427.6

Hedging of Net Investment in Foreign Entities

Group policy for translation risk exposure is to minimise this by funding assets, whenever possible and economically viable, in the same currency, but if matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The gains and losses, net of tax, on all financial liabilities and instruments used for hedging purposes, are offset in CTA against the respective currency movements arising from the restatement of the net investments at current exchange rates on the Balance Sheet date; the net amount of gains and losses included in CTA during the period as shown above came to €87.3 million (2005: €(149.0) million). Details of the hedging and the unrealised hedging gains are shown below, details of the net investment in foreign subsidiaries being shown in the Segment Note 4.

Hedging Instruments & Unrealised Hedge Gains

	As at December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	Nominal amount			Nominal amount			Unrealised Gain / Loss
	(currency in millions)			(€ in millions)
Forward Exchange Contracts
Canada	700.0	587.0	358.0	426.4	427.7	234.3	16.0	(11.6)	17.8
Czech Republic	—	3,525.0	3,525.0	—	121.5	128.2	—	(2.2)	(3.0)
Denmark	745.0	—	—	100.2	—	—	0.1	—	—
UK	27.8	22.0	20.0	39.4	32.1	29.8	0.3	0.2	—
USA	350.0	86.0	—	257.0	72.9	—	17.5	(0.8)	—

				823.0	654.2	392.3	33.9	(14.4)	14.8
Borrowings
Sweden	5,343.0	4,462.0	5,266.0	592.3	475.3	582.5	(6.5)	11.4	1.3
USA	880.0	1,127.9	928.0	646.1	956.1	704.6	252.4	175.1	251.2

Total Hedging				2,061.4	2,085.6	1,679.4	279.8	172.1	267.3

Note 27—Commitments and Contingencies

Commitments

	As at December 31,
	2004	2005	2006
	(€ in millions)
On Own Behalf
Pledges given(1)	0.8	1.1	1.0
Mortgages	118.8	212.8	146.8
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	209.3	359.3	343.0
On Behalf of Others
Guarantees	6.8	13.7	9.5
Other Commitments, own
Operating leases, in next 12 months	32.6	34.3	38.4
Operating leases, after next 12 months	159.2	148.0	130.3
Pension liabilities	2.2	0.7	0.2
Other contingencies	92.5	97.6	17.1

Total	623.0	868.3	687.1

Pledges given	0.8	1.1	1.0
Mortgages	119.6	213.6	147.6
Guarantees	216.1	373.0	352.5
Operating leases	191.8	182.3	168.7
Pension liabilities	2.2	0.7	0.2
Other contingencies	92.5	97.6	17.1

Total	623.0	868.3	687.1

(1)	Pledged assets consist of marketable securities, inventories and fixed assets.

Purchase Agreement Commitments as at December 31, 2006

	Type of Supply	Country	Years Left	Contract Total	Scheduled Contract Payments
					2007	2008-9	2010-11	2012+
					(€ in millions)
Materials & Supplies
Stora Enso Skog AB	Wood*	Sweden	12	1,826	157	312	297	1,060
Stora Enso Oyj	Wood*	Finland	10	600	60	120	120	300
Stora Enso Transport & Distribution Ltd	Terminal	UK	15	196	15	29	29	123
Stora Enso Kabel GmbH & Co KG	Electricity	Germany	6	185	37	74	74	—
Stora Enso Oyj	Shipping	Sweden	15	168	12	23	23	110
Stora Enso Kvarnsveden AB	Electricity	Sweden	8	136	17	34	34	51
Stora Enso Transport & Distribution AB	Shipping	Denmark	10	115	14	27	27	47
Stora Enso Baienfurt GmbH & Co KG	Electricity	Germany	6	111	19	37	37	18
Stora Enso Maxau	Steam	Germany	4	92	25	49	18	—
Stora Enso Corbehem SA	Electricity	France	4	73	18	37	18	—
Stora Enso Transport & Distribution AB	Shipping	Sweden	9	66	8	16	16	26
Stora Enso North America Corp	Electricity	US	5	64	17	21	26	—
Port Hawkesbury	Gas	Canada	5	57	12	25	20	—
Stora Enso Timber Zdirec sro	Wood *	Czech	3	44	13	31	—	—
Stora Enso Arapoti Indústria de Papel	Electricity	Brazil	5	35	7	14	14	—
Others	—	—	—	663	291	193	122	57

				4,431	722	1,042	875	1,792

Capital Expenditure				129	110	17	2	—

Total Contractual Commitments				4,560	832	1,059	877	1,792

* Estimates based on current wood prices

Outstanding balances under binding Purchase Agreements amount to €4,560 million (2005: €4,168 million), of which contracts for materials and services amount to €4,431 million (2005: €4,073 million) and for capital expenditure commitments, €129 million (2005: €95 million). The principal commitments relate to wood supplied from the Group’s forest Associates, Bergvik Skog AB and Tornator Timberland Oy, and Group risk management of power supplies by entering into long-term fixed price contracts; the principal service commitments relate to shipping and terminal facilities. Stora Enso Oyj has also signed a 15 year take or pay contract with Rederi AB Trans-Atlantic (formerly Nordsjöfrakt AB) for the operation of ships between Finland and Sweden, thus the Group’s commitment of €168 million is also its contingent liability in the event of early termination; there is a further penalty clause in respect of the Port of Tilbury in the UK amounting to of €44 million. The biggest contract for capital expenditure in 2006 was €27.0 million relating to Fine Paper PM 3 at Varkaus Mill in Finland, though a series of contractual commitments totalling €50.2 million have also been made in China in respect of the Huatai project; there were no material contracts in 2005, whilst the largest contract in 2004 was €223 million for the new paper machine being supplied to Kvarnsveden Mill in Sweden.

Guarantees are made in the ordinary course of business on behalf of associated companies and occasionally others; the guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-Balance Sheet credit risk representing the accounting loss that would be recognised at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are not paid in full and are irrecoverable from other parties.

Stora Enso Oyj has guaranteed the liabilities of many of its subsidiaries up to a maximum of €805.0 million (2005: €843.8 million) as of December 31, 2006. It has also guaranteed the indebtedness of its Brazilian Associate, Veracel, to various local and international banks, the amount outstanding at the year end being €318.8 million (2005: €333.3 million). There is also a guarantee in respect of the pension liabilities of Swedish subsidiaries, though following the July 2005 establishment of a foundation to deal with these liabilities, the guarantee value was reduced from €258.4 million to €1.8 million at December 31, 2006; see Note 21.

Stora Enso Transport and Distribution AB, Sweden, has a time charter party with Wagenborg Scheepvaart B.V. of the Netherlands (“WSBV”) concerning three vessels; WSBV has, in turn, chartered the three vessels from owners in Denmark. At the expiry of the three charter parties in 2015, Stora Enso Oyj has guaranteed to pay the owners an amount equal to the difference between the stipulated loss value and the net sale price obtained by the owners, however, always limited to 6/21 of the original facility amount. The maximum Group exposure under this guarantee amounted to €32.8 million (2005: €32.8 million) at the year end.

The Group leases office and warehouse space under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are:

Repayment Schedule of Operating Lease Commitments

	As of December 31,
	2004	2005	2006
	(€ in millions)
Less than 1 year	32.6	34.3	38.4
1–2 years	27.1	31.0	29.8
2–3 years	22.8	22.3	23.9
3–4 years	18.9	17.9	18.1
4–5 years	17.1	24.6	16.5
Over 5 years	73.3	52.2	42.0

	191.8	182.3	168.7

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

Competition Law Proceedings

Inspections By European Competition Authorities

In May 2004, Stora Enso was subject to inspections carried out by the European Commission at certain locations in Europe and as part of preliminary investigations into the paper industry in Europe. On August 9, 2006 Stora Enso was notified by the European Commission that it had closed its investigation into a suspected cartel in the fine paper sector and on November 16 it did likewise in respect of the publication paper sector. No evidence of wrongdoing was apparent.

Inspections By Finnish Competition Authorities

In May 2004, Stora Enso was subject to inspections carried out by the Finnish Competition Authority at certain locations in Finland in respect of suspected price collaboration in Finnish wood procurement. Following the 2004 inspections, on April 5, 2006 Stora Enso received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and an exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. Stora Enso investigated the matter and gave its response by June 22, 2006 as requested. On December 21, 2006 the Finnish Competition Authority proposed to the Finnish Market Court that a fine of €30 million be imposed on Stora Enso for violating competition laws in the purchase of timber in Finland from 1997 to 2004. The Group considers the proposal to be without merit and has not made any provision.

Inspections by U.S. Competition Authorities and Class-action Lawsuits in the United States

In May 2004, Stora Enso received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the magazine paper industry the United States. Subsequent to the commencement of these antitrust investigations, various Group companies have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs.

On December 13, 2006, the US antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA in 2002 and 2003; however, no Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and will enter a plea of not guilty when it appears before the Court at the arraignment to respond to the indictment. The Group expects this indictment to come to trial in 2007 and it concludes the investigation that began in May 2004.

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

Inspections by Baltic State Competition Authorities

On October 26, 2006, Stora Enso’s Lithuanian merchant, UAB Schneidersohne Baltija, and certain other paper merchants, received a fine from the Lithuanian Competition Council amounting to LTL 235,330 (€68,200) for having violated competition rules by exchanging information with its competitors. UAB Schneidersohne Baltija denies any violation and has appealed the decision.

On December 21, 2006, Stora Enso’s Latvian merchant SIA Papyrus received a fine from the Latvian Competition Council amounting to LVL 7,989 (approx. €11,460) for alleged violations of competition law. SIA Papyrus is considering an appeal against the decision.

European Commission Actions Relating to the Carbonless Paper Industry

In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including an Associate Company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly a wholly-owned subsidiary, Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper and fully paid by the Company in 2002. However, Mitsubishi HiTech Paper also appealed the Commission’s decision to the European Court of First Instance in 2002, but as of December 31, 2005, the case, and any adjustment to the penalty originally imposed, was still pending with the Court of First Instance. Due to the considerable uncertainties, no provisions have been made in the Group accounting for this Associate for any contingencies relating to either an increased fine or the repayment of amounts already paid.

Other Legal Proceedings

Wisconsin Rapids Emissions

The US Environmental Protection Agency (“EPA”) has issued a notice of violation to Wisconsin Rapids Mill alleging that expansions and other capital projects between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $ 7.85 million and the installation of additional air pollution control equipment. Stora Enso North America Corp considers that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group’s best estimate of the outcome.

Niagara Emissions

The EPA has issued a notice of violation and a finding of violation to Niagara Mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but it is expected that the EPA will seek a monetary penalty and the installation of additional control equipment. Stora Enso North America Corp intends to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Group’s best estimate of the outcome.

Amsterdam Harbour

Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam, but has appealed the decision to the Court of Appeal in Amsterdam; in addition, Stora Timber Finance B.V. is also seeking compensation by way of indemnification from the contractor that originally delivered the contaminated soil. A provision of €2.4 million has been provided at December 31, 2005 and 2006 relating to this loss contingency and, as a result of the on-going settlement negotiations with the Municipality and Port of Amsterdam, there are no indications that the final costs will exceed the current accrual, which is thus considered reasonable.

Note 28—Principal Subsidiaries as of December 31, 2006

The following is a list of the Company’s fifty principal operating subsidiary undertakings ranked by external sales; these companies, along with the parent, account for 93 percent (2005: 96 percent) of Group external sales. The principal country in which each subsidiary operates is the country of incorporation. The Group’s effective interest in the undertakings is 100 percent except where indicated and is held in each case by a subsidiary undertaking except for those companies marked with “+” which are held directly by the Parent Company. The countries operating outside the Euro area are indicated by “*”.

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply	Other
Stora Enso Oyj	Finland	16.05	X	X		X		X	X
Stora Enso North America Corp+*	USA	12.24	X	X		X			X
Schneidersöhne GmbH	Germany	5.47			X
Stora Enso Publication Papers Oy Ltd+	Finland	5.01	X
Stora Enso Skoghall AB*	Sweden	3.62				X
Stora Enso Kvarnsveden AB*	Sweden	2.97	X
Stora Enso Maxau GmbH & Co KG	Germany	2.89	X
Stora Enso Hylte AB*	Sweden	2.71	X
Stora Enso Kabel GmbH & Co KG	Germany	2.21	X
Stora Enso Fors AB*	Sweden	1.97				X
Stora Enso Timber AG	Austria	1.77					X
Stora Enso Langerbrugge NV+	Belgium	1.76	X
Stora Enso Skog AB*	Sweden	1.70						X
Stora Enso Pulp AB*	Sweden	1.66	X	X

Subsidiary Companies (ranked by external sales)	Country	% Sales	Publication Paper	Fine Paper	Merchants	Packaging Boards	Wood Products	Wood Supply	Other
Puumerkki Oy	Finland	1.62					X
Stora Enso Nymölla AB*	Sweden	1.52		X
Stora Enso Timber Oy Ltd+	Finland	1.51					X
Stora Enso Baienfurt GmbH & Co KG	Germany	1.28				X
Stora Enso Poland SA (formerly Intercell)+*	Poland	1.27				X
Stora Enso Corbehem SA	France	1.24	X
Papyrus Sweden AB*	Sweden	1.23			X
Berghuizer Papierfabriek NV+	Netherlands	1.22		X
Stora Enso Sachsen GmbH	Germany	1.21	X
Stora Enso Timber AB*	Sweden	1.13					X
Stora Enso Uetersen GmbH & Co KG	Germany	1.04		X
Enocell Oy+	Finland	1.00				X
Papeteries de France SA	France	0.96			X
Stora Enso Barcelona S.A.	Spain	0.92				X
Stora Enso Ingerois Oy+	Finland	0.89				X
Sydved AB (66.7%)*	Sweden	0.87						X
Sihl & Eika Papier AG	Switzerland	0.85			X
Laminating Papers Oy+	Finland	0.79				X
Stora Enso Reisholz GmbH & Co KG	Germany	0.77	X
Scaldia Papier BV	Netherlands	0.75			X
Stora Enso Suzhou Paper Co Ltd (96.5%)*	China	0.68		X
Stora Enso Packaging Oy+	Finland	0.66				X
Papyrus A/S*	Denmark	0.62			X
Stora Enso Timber AS*	Estonia	0.60					X
Papyrus France SA	France	0.59			X
Celulose Beira Industrial SA	Portugal	0.58		X
Papyrus SA	Belgium	0.57			X
Stora Enso Packaging AB*	Sweden	0.56				X
Stora Enso Timber US Corp*	USA	0.50					X
Holzwerke Wimmer GmbH	Germany	0.48					X
Stora Enso Lumber Trading GmbH	Austria	0.46					X
Stora EnsoTimber Bad St Leonard GmbH	Austria	0.44					X
OOO Stora Enso Packaging (93.5%)*	Russia	0.42				X
Stora Enso Timber Zdirec sro*	Czech	0.41					X
Stora Enso Arapoti Industria de Papel*	Brazil	0.37	X				X
Puumerkki AS*	Estonia	0.35					X
Corenso United Oy Ltd+	Finland	0.34				X

Note 29—Employee Bonus and Equity Incentive Schemes

The majority of production employees are members of labour unions with which either the Group or the forest industry customarily negotiate collective bargaining agreements in Europe. Salaries for senior management are negotiated individually. Stora Enso has incentive plans that take into account the performance, development and results of both business units and individual employees. This performance-based bonus system is based on profitability as well as on attaining key business targets.

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

Share Based Programmes for Management

In 2004, the Board approved the implementation of two new share based programmes to complement and partially replace the existing option programme. The changes were made in response to the competitive market trend away from option programmes towards share based award schemes. In 2004 the new programmes were targeted at 200 key managers and staff in the Group and replaced 50 percent of the existing option programme for these employees; consequently the number of options issued under the 2004 share option programme was reduced. The total number of shares that may be awarded under these two new share programmes in 2004 was 652,500.

The Performance Share Plan will deliver awards over a three year period, based on the Group performance during each of the preceding financial years. The performance target is set annually by the Compensation Committee and, for 2004 to 2006, was for the corporate return on capital employed to equal the weighted average cost of capital, before any shares are awarded. The intended range of awards over the three year period is from 850 to 10,000 shares with a maximum of one and one half times the award when the corporate return on capital employed exceeds the weighted average cost of capital by 4 percentage points.

The Restricted Share Plan will similarly deliver shares to managers and key employees over the same three year period subject to the employee remaining in employment of Stora Enso on the intended award date. The new share plans do not confer any beneficial interest at grant and the holder has no rights to receive shares until the future award dates materialise.

The Board also approved an annual allocation of shares under the Restricted Share Plan to a maximum of 50 key talents with a condition that they remain in employment for at least 5 years. The level for these awards was set at 2,500 to 5,000 shares and the maximum number of shares that may be issued is 187,500. In 2005, the Board agreed to extend the Restricted Share Plan to all participants in Stora Enso long-term incentive plans, with a required minimum vesting period of 3 years.

Option Programmes for Management (1999 to 2006)

In 1999 the Board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel; this programme has since been extended into subsequent years and now covers some 1,000 staff. The seven-year programmes consist of financially hedged options and synthetic options, with strike prices set at levels representing then-current market prices plus 10% premiums. The synthetic options are hedged by Total Return Swaps (“TRS”), which are settled with cash payments, allowing the company to receive cash compensation to partially offset any change in the share price between the grant and settlement dates. Depending on local circumstances, option holders have the choice to receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares. If an employee chooses the option to purchase existing R shares, the Company first purchases the relevant number of R shares and then transfers them to the employee, thus avoiding any dilution in the number of shares in issue. Options are not transferable and expire if the employee leaves the Group. As of December 31, 2006, 3,608,150 options from the 1999 to 2003 programmes had been taken up.

Stora Enso North America Option Programme

In 2000 the Board decided to convert the Consolidated Papers, Inc. share option plans into Stora Enso programmes entitling holders to purchase a maximum 5,680,000 R shares at a weighted average strike price of $ 6.9687, the exercise period being from September 11, 2000 to February 4, 2010, depending on the grant date. In 2001 the Board decided to rationalise the Programme, thus from November 1, 2001, no new R shares were issued, but instead, repurchased R shares are reserved for distribution. During the year, 409,157 (2005: 198,646) options were exercised, of which 388,332 (2005: 169,654) resulted in cash compensation and 20,825 (2005: 29,079) in the allocation of repurchased R shares. At December 31, 2006, 557,884 (2005: 967,913) options were still outstanding.

Option / Synthetic Option Programmes in 2006

Option Programme	Year of Issue	Strike Price Base Period in the Year	Strike Price	Number of Staff	Number of Options Issued	Number of Options Cancelled	Number of Options Exercised	Number of Options Outstanding	Exercise Period
2006 Synthetic	2006	Feb 3 Feb 10	€12,46	744	2,161,000	5,875	n/a	2,155,125	Mar 1, 2009 Feb 28, 2013

2005 Synthetic	2005	Feb 4 Feb 11	€12.20	1,024	3,075,125	96,375	n/a	2,978,750	Mar 1, 2008 Feb 28, 2012

2004 Synthetic	2004	Feb 5 Feb 12	€11.15	1,033	4,682,800	164,000	n/a	4,518,800	Mar 1, 2007 Feb 28, 2011

2003 Synthetic	2003	Jan 31 Feb 7	€10.00	1,016	6,069,150	223,400	1,295,850	4,549,900	Feb 8, 2006 Feb 7, 2010

2002 Synthetic	2002	Jan 31 Feb 7	€16.50	957	5,902,000	407,500	—	5,494,500	Feb 8, 2005 Feb 7, 2009

2001 Synthetic	2001	Feb 8 Feb 14	€11.70	481	4,215,000	367,500	418,000	3,429,500	Apr 1, 2004 Mar 31, 2008

2000 Synthetic	2000	Mar 18 Mar 24	€12.25	221	2,797,500	280,000	264,000	2,253,500	Apr 1, 2003 Mar 31, 2007

1999 Synthetic	1999	May 1 July 31	€11.75	200	2,790,650	1,160,350	1,630,300	—	Jul 15, 2002 Jul 15, 2006

North American Stock options	2000	n/a	$6.97 €5.91	839	5,680,000	124,568	4,997,548	557,884	Sep 11, 2000 Feb 4, 2010

On January 1, 2005, IFRS2, Share-based Payments, came into effect whereby the cost of the Stora Enso synthetic Option and Share-based Programmes are recognised as a cost over the vesting period, being the period between grant and right to exercise or award. The charge for 2006 amounted to €16.9 million (2005: €9.7 million), of which a positive €0.1 million (2005: €(0.8) million) related to senior executives, leaving a liability at December 31, 2006 of €47.4 million (2005: €30.5 million), shown in Non-current Operative Liabilities.

The fair value of employee services received in exchange for cash settled synthetic options and share awards is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The synthetic option liability is re-measured at each Balance Sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black–Scholes model, with all changes recognised in the Income Statement. The liability for restricted share awards is also remeasured at each Balance Sheet date to its fair value using estimates of the number of share awards that are expected to be issued and the latest fair valuations by using the Stora Enso R-share closing price, with all changes recognised in the Income Statement.

As of the year end, 25,380,075 (2005: 28,046,775) synthetic options were outstanding, of which 15,727,400 (2005: 14,532,450) options were exercisable. The strike price for the outstanding options was within the range of €10.00 to €16.50, unchanged from 2005, the weighted average strike price being €12.51 (2005: €12.32), with a weighted average contractual right of 3.1 (2005: 3.5) years.

The fair value of synthetic options at their grant date is determined by using the Black–Scholes model, the value in 2006 being €1.77 (2005: €2.21). The following significant inputs, for the 2006 and 2005 plans, were at the grant date:

•	Share price of €11.95 (2005: €11.57).

•	Strike price of €12.46 (2005: €12.20).

•	Volatility of 19.0 percent (2005: 22.8 percent)

•	Expected annual dividend of €0.45 (2005: €0.45).

•	An annual risk-free interest rate of 3.41 percent (2005: 3.42 percent).

The year end closing price of Stora Enso R-shares was €12.00 (2005: €11.44), the assumed annual dividend, €0.45 (2005: €0.45) per share, and the expected average volatility, 23.9 percent (2005: 21.0 percent), based on the historic volatility. Other Black-Scholes valuation model inputs for the fair values of synthetic options, together with the outcome, were:

Option Programme

	Year of Issue
	2006	2005	2004	2003	2002	2001	2000

Strike €	12.46	12.20	11.15	10.00	16.50	11.70	12.25
Annual risk-free Interest rate %	3.93	3.92	3.91	3.90	3.90	3.87	3.64
Years to maturity	6.2	5.2	4.2	3.1	2.1	1.3	0.3
Fair value per option €	2.15	2.11	2.37	2.76	0.49	1.16	0.31

The fair values of the restricted share awards have been calculated using year end closing prices of Stora Enso R shares; the outstanding restricted share awards are shown below.

Restricted Share Awards at December 31, 2006

	Projected Delivery of Outstanding Restricted Share awards at Year End
	2007	2008	2009	Total

2004 programme	75,102	—	—	75,102
2005 programme	111,885	374,860	—	486,745
2006 programme	108,600	81,450	266,700	456,750

Total	295,587	456,310	266,700	1,018,597

In addition, within the top talent share award programmes, 135,000 shares were awarded in respect of the 2004 programme and 372,500 relating to 2006. Shares relating to the 2004 programme can be issued in 2009 and, in respect of the 2006 programme, in 2011. The outstanding share awards for the 2004 programme came to 125,000 shares and, for the 2006 programme, 365,000.

No liability has been recorded relating to performance share plans.

The fair valuation charge for share based programmes in 2006 amounted to €16.9 million (2005: €9.7 million), of which €12.3 million (2005: €8.1 million) comes from synthetic options and €4.6 million (2005: €1.6 million) from the restricted share awards. A year end liability of €47.4 million (2005: €30.5 million) is shown in Non-current Operative Liabilities, of which €38.5 million (2005: €26.2 million) relates to synthetic options and €8.9 million (2005: €4.3 million) to the restricted share awards. The weighted average exercise price of the options cashed in 2006 was €11.15 (2005: €0.0), the equivalent weighted average share price being €12.88 (2005: €0.0). The actual cash cost of the synthetic options totalled to €6.8 million (2005: €0.0 million), with another €3.0 million (2005: €1.3 million) relating to the restricted share awards.

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

As of December 31, 2006, there were TRS instruments outstanding covering 28,262,400 (2005: 35,696,400) underlying Stora Enso Oyj R shares recorded at a net fair value of €7.0 million (2005: €(1.8) million), as disclosed in Note 25. The settlement periods of the TRS instruments match the life of the associated synthetic options, mature between 2007 and 2013 and allow for earlier settlement at the Group’s election. A 10% fall in the share price of Ordinary R Shares would result in a decrease in the net fair value of the TRS instruments of €33.9 million (2005: €40.8 million), based on a closing share price at the year end of €12.00 (2005: €11.44) on the Helsinki Stock Exchange.

Director and Executive Management Group Interests at December 31, 2006

Board of Directors

	A Shares Held	R Shares Held	Committee Memberships (1)Chairman
Claes Dahlbäck, Chairman	2,541	19,529	Compensation (1), Nomination, Financial & Audit
Ilkka Niemi, Vice Chairman	—	—	Compensation, Nomination, Financial & Audit
Gunnar Brock	—	4,000	—
Lee A. Chaden (ADRs)	—	3,500	Financial & Audit
Dominique Hériard Dubreuil	—	500	Compensation
Jukka Härmälä, CEO (see below)	—	—	—
Birgitta Kantola	—	1,500	Financial & Audit
Jan Sjöqvist	508	1,943	Financial & Audit (1)
Matti Vuoria	—	9,000	Compensation
Marcus Wallenberg	2,541	4,715	Nomination

Total	5,590	44,687

Executive Management Group (EMG)

	A Shares Held	R Shares Held	Synthetic Options 2000-2005	Synthetic Options 2006	Committee Memberships (1)Chairman
Jukka Härmälä, CEO	—	13,188	560,000	60,000	—
Christer Ågren	—	5,328	97,500	22,500	Sustainability
Jussi Huttunen	—	2,434	165,000	22,500	Sustainability
Kai Korhonen	—	2,435	135,000	22,500	Sustainability, R&D
Pekka Laaksonen	15,500	—	180,000	22,500	Sustainability
Bernd Rettig	—	2,963	225,000	22,500	R&D
Hannu Ryöppönen, CFO	—	16,175	20,000	30,000	Investment (1)
Elisabet Salander Björklund	—	1,968	85,000	22,500	R&D, Sustainability (1)
Total	15,500	44,491	1,467,500	225,000

Total, Serving Officers	21,090	89,178	1,467,500	225,000

Details of officers who stood down during the year are not shown above

The following Executive Officers also Served in 2006

	Capacity	A Shares Held	R Shares Held	Synthetic Options 2000-2005	Synthetic Options 2006	Effective Date of Cessation
Arno Pelkonen	EMG, Strategy & Emerging Markets	—	1,500	—		January 12 (resigned)
Yngve Stade	EMG, Corporate Support & Sweden	—	(1) 3,354	135,000		March 31 (retired)

Total, Former Officers		—	4,854	135,000		—

Yngve	Stade also has 3,375 Restricted Share Awards 2004–2005 outstanding and a further 3,375 Performance Share Awards.
1)	as of March 31, 2006

Note 30—Related Party Transactions

During the last three years, Stora Enso has not been involved in any material transactions with any Group directors or executive officers, any of the 10 percent shareholders, or any relative or spouse of any of these persons. With certain limitations, the Finnish Companies Act permits members of the Board of Directors to borrow money from the Group so long as such loans are secured and within the limits of distributable equity. However, no directors or executive officers and none of the 10 percent shareholders owe any significant amounts to the Group. The Group has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of directors or executive officers in violation of the US Securities and Exchange Act.

In the ordinary course of business, the Group engages in transactions on commercial terms with associated companies and other related parties, with the exception of Veracel, that are no less favourable than would be available to other third parties. Stora Enso intends to continue with transactions on a similar basis with its Associates, further details of which are shown in Note 14.

Pulp

Although most chemical pulp requirements are produced internally, some is purchased from the pulp mill of Sunila Oy, a 50 percent associated company owned jointly with Myllykoski Oy. Stora Enso supplies fibre to Sunila, selling them €48.0 million (2005: €34.3 million) of wood during the year, and in return, Sunila sells the resulting pulp back to the Group, all at market prices; in 2006 the Group purchased 135,516 metric tons (2005: 136,612 metric tons) from Sunila for a total price of €62.1 million (2005: €56.7 million).

Stora Enso and its local partner, Aracruz Celulose S.A., have constructed a 1,000,000 metric tons per year eucalyptus pulp mill in Brazil for their jointly owned associate company Veracel Celulose S.A.; each company has a 50 percent stake and will be entitled to half of the mill’s output. The mill commenced production in May 2005 and the first shipments of pulp were sent to Stora Enso mills in Europe and China in July. Shipments of eucalyptus pulp to Group companies in 2006 totalled 498,638 metric tons (2005: 162,085 metric tons) with an invoice value of €143.4 million (2005: €40.8 million). Stora Enso Oyj has also guaranteed the indebtedness of Veracel to various local and international banks, the amount outstanding at the year end being €318.8 million (2005: €333.0 million).

Energy

The Group holds a 15.6 percent interest in Pohjolan Voima Oy, a power producer with a majority shareholding of 57.7 percent in Teollisuuden Voima Oy, being the owner of two nuclear power plants in Olkiluoto, Finland, with a total capacity of 1,720 MW / 14.3 TWh/a. Stora Enso is the second largest shareholder in Pohjolan Voima Oy and Pekka Laaksonen has been the Deputy-Chairman of the Board of Directors since 2002. Prices paid to Pohjolan Voima for electricity are based on production costs, which are generally lower than market prices, and amounted to €95.2 million (2005: €48.1 million).

Financial Arrangements

The Group borrows from, or has financial arrangements with, several financial institutions where certain members of the Stora Enso Board of Directors or Executive Management Group also act as members of the Board of Directors, Supervisory Board or Executive Management Group of one or more of those bodies. These include Skandinaviska Enskilda Banken AB in the case of Marcus Wallenberg and Varma Mutual Pension Insurance Company in the case of Jukka Härmälä, All Group borrowings and financial arrangements have been negotiated on arms-length terms and several have existed for a number of years and prior to the current board membership.

In July 2005, the Group set up a foundation to deal with its Swedish pension liabilities, the directors consisting of two representatives of both the employer and staff, with an independent chairman. In November 2005 the Group sold the Foundation a nominal SEK 850 million (€90.5 million) of Loan Notes in the Group’s Swedish forest Associate, Bergvik Skog AB for SEK 992 million (€105.7 million), and in December a further 700,000 Nordea Bank AB shares worth SEK 56 million (€6.0 million) were sold; the values of these securities were independently appraised. There were no further transfers in 2006.

Research and Development

Stora Enso conducts research and development activities through Oy Keskuslaboratorio (“KCL”), in which a 30 percent interest is held. Part of the Group’s applied research requirements is sourced as a joint effort with KCL, which also performs research on a contract basis at cost; in 2006 total payments to KCL amounted to €3.3 million (2005: €3.4 million). Stora Enso has free rights to use all developments arising from the joint research program.

Recycled Paper

The Group owns minority interests in several paper recyclers from whom recycled paper is purchased at market prices, this amounting to €25.8 million (2005: €18.3 million) for the year.

Forest Assets & Wood Procurement

The Group has a 41 percent interest in Tornator Timberland Oy, with the remaining 59 percent being held by Finnish institutional investors. One such investor with a 13.3 percent holding is Varma Mutual Pension Insurance Company, where Jukka Härmälä, Stora Enso’s retiring CEO, is the vice chairman of the Supervisory Board. Stora Enso has longterm supply contracts with the Tornator Group for approximately 1.5 million cubic meters of wood annually at market prices and in 2006 purchases came to €50.1 million (2005: €43.5 million).

The Group has a 43.3 percent interest in Bergvik Skog AB, with the remaining 56.7 percent held mainly by institutional investors. These investors include the Knut and Alice Wallenberg Foundation with a holding of 7.0 percent; however they also control 23.8 percent of the voting rights in Stora Enso. The Group has longterm supply contracts with Bergvik Skog AB under which it sells some 5.0 million cubic meters of wood annually at market prices; in 2006 purchases of 5.1 million (2005: 4.8 million) cubic meters came to €139.3 million (2005: €123.0) with Group sales to Bergvik being €30.9 million (2005: €27.7 million).

Stevedoring

The Group currently owns 34.3 percent of the shares of Steveco Oy, a Finnish company engaged in loading and unloading vessels, the other shareholders being UPM-Kymmene, Finnlines, Ahlström and Myllykoski Paper. Stevedoring services provided by Steveco are at market prices and, in 2006, amounted to €28.9 million (2005: €20.6 million).

Note 31—Earnings per Share and Equity per Share

Earnings per Share

	Year Ended December 31,
	2004	2005	2006
Net Profit / (Loss) for the Period, € million	757.9	(111.1)	585.0

Total Recognised Income & Expense, € million	571.7	347.7	942.0
Weighted Average Number of A and R Shares	829,396,446	798,686,750	788,578,383
Effect of warrants	610,540	530,991	284,280

Diluted Number of Shares	830,006,986	799,217,741	788,862,663

Basic Earnings / (Loss) per Share, €	0.91	(0.14)	0.74

Total Recognised Income & Expense per Share, €	0.69	0.44	1.19

There was no difference between Basic Earnings per Shares and Diluted Earnings due to the immaterial effect of the warrants

Equity per Share

	As of December 31,
	2004	2005	2006
Shareholders’ Equity, € million	7,625.4	7,220.1	7,799.6

Market Value, € million	9,485.9	9,304.0	9,527.9

Number of A and R Shares	820,436,168	788,565,047	788,585,872

Basic Shareholders’ Equity per Share, €	9.29	9.16	9.89

Dividend per Share Paid / Declared, €	0.45	0.45	0.45

Market Value per Share, €
A shares	11.55	11.46	12.30
R shares	11.27	11.44	12.00
Average	11.33	11.44	12.08

Note 32—Post-Balance Sheet Events

On January 18, 2007, the Group signed a five-year labour agreement with United Steelworkers in Central Wisconsin, USA. The net reduction in the Defined Benefit Obligations due to the new agreement, mainly in respect of retiree health care premiums, is $ 125.1 million (€95.0 million), of which $ 40.8 million (€31.0 million) will be recorded as non-recurring income to personnel expenses in the first quarter of 2007, the remaining part being amortised over the average period to full retirement eligibility of some 8 years.

Note 33—Summary of differences between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

The Group’s consolidated financial statements are prepared in accordance with IFRS, which differ in a number of respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

Reconciliation of net profit (loss) and shareholders’ equity

The following is a summary of the significant adjustments to net profit (loss) and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

Reconciliation of net profit (loss)

	For the year ended December 31,
	2004	2005	2006
	(in € millions)
Reconciliation of net profit (loss)
Profit (loss) attributable to equity shareholders in accordance with IFRS
Previously reported	739.7	(130.0)
Adoption of amendment to IAS 19 (see note 21)	18.2	18.9

	757.9	(111.1)	585.0
U.S. GAAP adjustments:
a) Employee benefit plans	(309.7)*	(51.9)*	(8.9)
b) Reverse acquisition	(51.4)	(63.1)	(20.6)
c) Acquisition of Consolidated Papers, Inc.	(167.8)	5.9	7.3
d) Financial instruments	5.1	(83.3)	35.5
e) Impairment of goodwill	(243.9)	8.0	9.0
f) Impairment of fixed assets	(4.4)	191.2	12.7
g) Stock based compensation	(6.0)	3.8	(13.1)
h) Pension surplus refund	1.5	—	—
i) Amortization of goodwill	90.2	—	—
j) Restructuring costs	(10.3)	77.6	70.2
k) Biological assets	(13.8)	4.9	16.2
l) Share of results in associated companies	(17.2)	(78.5)	(10.1)
m) Sale of forest assets	233.7	—	—
n) Minority Interest	—	2.2	1.5
o) Buy-outs of Minority Interest	—	(4.9)	(5.8)
q) Emission Rights	—	—	(5.1)
Deferred tax effect of U.S. GAAP adjustments	105.1 *	(63.7)*	(36.3)

Net income (loss) in accordance with U.S. GAAP	369.0	(162.9)	637.5

* As adjusted for adoption of amendment to IAS 19

	For the year ended December 31,
	2004	2005	2006
Earnings (loss) per share under U.S. GAAP
Basic earnings (loss) per share, €	0.44	(0.20)	0.81
Diluted earnings (loss) per share, €	0.44	(0.20)	0.81
Weighted average number of shares outstanding under U.S. GAAP:
Basic	829,396,446	798,686,750	788,578,383
Diluted*	830,006,986	798,686,750	788,862,663

*	The weighted average number of diluted shares in 2005 excludes potential common stock instruments because of their antidilutive effect.

Reconciliation of shareholders’ equity

	As of December 31,
	2005	2006
	(€ in millions)
Reconciliation of shareholders’ equity
Equity attributable to shareholders in accordance with IFRS
Previously reported	7,645.3
Adoption of amendment to IAS 19 (see note 21)	(425.2)

	7,220.1	7,799.6

U.S. GAAP adjustments:
a) Employee benefit plans	152.8 *	(135.6)
b) Reverse acquisition	484.1	463.5
c) Acquisition of Consolidated Papers, Inc.	67.1	67.4
d) Financial instruments.	—	(2.3)
e) Impairment of goodwill	(243.0)	(208.1)
f) Impairment of fixed assets	252.5	242.0
g) Stock based compensation	17.2	4.1
h) Pension surplus refund	—	—
i) Amortization of goodwill	348.1	335.5
j) Restructuring costs	88.0	158.2
k) Biological assets	(18.5)	(2.1)
l) Share of results in associated companies	(185.3)	(194.4)
m) Sale of forest assets	(353.7)	(367.3)
n) Minority Interest	1.2	3.5
o) Buy-outs of Minority Interest	38.3	32.4
p) Fair valuation of unlisted securities	(279.4)	(671.5)
q) Emission rights	—	(5.1)
Deferred tax effect of U.S. GAAP adjustments	(194.6)*	(119.4)

Shareholders’ equity in accordance with U.S. GAAP	7,394.9	7,400.4

*	As adjusted for adoption of amendment to IAS 19

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

Under IAS 19 (revised) and under U.S. GAAP SFAS No. 87 Employers’ Accounting for Pensions, as amended by SFAS No. 158 Employers’ Accounting for Defined benefit Pension and Other Postretirement Plans (“FAS 158”), pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change.

The Group has adopted Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures as of January 1, 2006. This amendment permits the Group to recognise actuarial gains and losses arising from defined benefit plans directly in equity, as disclosed in the Consolidated Statement of Recognized Income and Expense. Note 1 describes the change in policy in more detail and note 21 discloses the effect the adoption of the amendment has had on previously reported income and equity as the transition rules required retrospective application.

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

The Group uses a December 31 measurement date for all of its plans.

The Group has adopted FAS No 158 as of December 31, 2006. This new standard requires the Group to recognize a net liability or asset to report the funded status of our defined pension and other postretirement benefit plans. Recognizing the funded status of our benefit plans as a net liability or asset requires an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. The gains or losses and prior service costs or credits that arise during the period but which are recognized as components of net periodic cost pursuant to FAS 87 or FAS 106 are recorded as a component of other comprehensive income. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 and FAS 106.

Prior to the adoption of FAS 158, U.S. GAAP required recognition of an additional minimum pension liability when the accumulated benefit obligation exceeded the fair value of the plan assets and this amount was greater than the liability recognized on the balance sheet. An intangible asset was recognized up to the amount of unrecognized prior service cost with the excess recognized in other comprehensive income. During 2006, the additional minimum liability, decreased from €254.8 million to €78.2 million at 31 December 2006, the change of €176.6 million being credited to other comprehensive income. Following the adoption of FAS 158, the recognition of an additional minimum liability is no longer required; therefore €78.2 million has been reversed and is also recognized in other comprehensive income .. Comprehensive income determined in accordance with US GAAP, includes an amount net of taxes of €163.2 million for 2006 (2005: €175.0) million; 2004; €35.9 million) due to these changes in the additional minimum pension liability of which €56.3 million relates to the adoption of FAS 158.

This new standard has been applied prospectively; therefore the amounts recognized and disclosed for 2005 have not been restated to comply with FAS 158.

The following table sets forth the incremental effect of applying FAS 158 on individual line items in the year-end balance sheet December 31, 2006.

	Before Application of Statement 158	Adjustments	After Application of Statement 158
		(€ in millions)
Pension asset	222.0	(194.2)	27.8
Total assets	17,611.9	(194.2)	17,417.7
Liability for pension benefits—current	—	(42.8)	(42.8)
Liability for pension benefits—noncurrent	(812.6)	(58.3)	(870.9)
Deferred tax liability	(1,135.4)	90.7	(1,044.7)
Total liabilities	(9,924.0)	(10.4)	(9,934.4)
Accumulated other comprehensive income net of taxes	56.3	204.6	260.9
Total stockholders’ equity	(7,605.0)	204.6	(7,400.4)

The German government has implemented an early retirement program, called Altersteilzeit (“ATZ”) designed to create an incentive for employees within a certain age group, to transition from employment into retirement before their legal retirement age. Under the ATZ program, the employee either works full time for half of the ATZ period (usually a period of 4-6 years) or half time for the full ATZ period and receives fifty percent of his or her salary each year during the entire ATZ period. In addition to salary, the employee is entitled to an additional ATZ bonus for the service rendered during the ATZ period. During the idle portion of the ATZ period, the employer is required to make additional contributions on behalf of the employee to the German pension scheme to compensate for the reduced salary received during the ATZ period. In addition, the employer can claim a subsidy from the German government for these costs if certain conditions are met.

Under IFRS, Stora Enso recognizes the additional pension contributions and bonus payments discounted to their present value when the employee agrees to enter the ATZ program as evidenced by the signing of the ATZ contract. In addition, a provision is established for those employees who are considered probable to enter the ATZ program as they are eligible but have not yet agreed to enter the ATZ program.

Under U.S. GAAP, as of January 1, 2006, the Company adopted EITF 05-5 ‘‘Accounting for Early Retirement or Post-employment Programs with Specific Features (‘‘EITF 05-5’’), for its accounting for the ATZ program. In accordance with EITF 05-5, the employer recognizes the additional pension contributions and bonus payments as post employment benefits in accordance with FAS 112, ratably from the signing of the ATZ contact to the end of the active working period. No provision for employees who have not yet entered the ATZ program is permitted. The effect on the pension obligation under U.S. GAAP compared to IFRS is a reversal of €18.8 million.

The adoption of EITF 05-5 is reported as a change in accounting estimate effected by a change in accounting principle and as such, the impact of the adoption is reported in current year income with no retrospective adjustments made to the financial statements presented for prior periods. The impact of the adoption of EITF 05-5 is an increase of €11.3 million of net income and an increase of €0.01 on basic earnings per share and €0.01 on diluted earnings per share.

Total net defined benefit pension liability at December 31, 2006 recognized in accordance with IFRS amounted to €747.4 million whereas the liabilities under U.S. GAAP amounted to €885.9 the difference relating mainly to the classification of the Finnish TEL plan, differences in the treatment of unrecognized past service cost and the accounting for the ATZ program as discussed above.

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the significant defined benefit pension plans showing the amounts recognized in the Group’s consolidated balance sheet in accordance with U.S. GAAP as of December 31, 2005 and 2006.

	Retirement Benefit
	As of December 31,
	2005			2006
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other post- retirement		Pensions	Other post- retirement
	(€ in millions)			(€ in millions)
Change in benefit obligation
Benefit obligation at beginning of year	277.7	1,328.7	334.5	246.2	1,673.8	370.7
Service cost	17.9	27.4	8.0	13.8	24.6	8.1
Interest cost	14.7	82.5	19.9	10.1	78.6	19.8
Plan participants’ contributions	—	7.0	1.4	—	5.7	2.0
Past service costs	(29.6)	—	—	—	—	—
Amendments	—	(2.3)	(24.2)	—	10.3	(7.5)
Acquisitions and disposals	—	79.4	—	(3.6)	(15.2)	—
Actuarial loss (gain)	(8.2)	165.7	6.7	0.1	(18.0)	14.3
Benefits paid	(26.3)	(131.9)	(27.2)	(20.4)	(124.6)	(24.1)
Curtailments	—	—	—	—	10.3	—
Currency effect	—	117.3	51.6	—	(84.7)	(39.8)

Benefit obligation at end of year	246.2	1,673.8	370.7	246.2	1,560.8	343.5

Change in plan assets
Fair value of plan assets at beginning of year	68.9	761.7	35.2	41.4	1,231.6	29.5
Actual return on plan assets	(11.1)	96.5	1.2	10.5	127.4	1.5
Company contribution	9.9	245.8	13.8	15.6	18.1	11.2
Acquisitions and disposals	—	71.7	—	(2.6)	(5.9)	—
Benefits paid	(26.3)	(55.8)	(26.2)	(20.4)	(88.3)	(23.8)
Currency effect	—	111.7	5.5	—	(80.1)	(1.1)

Fair value of plan assets at end of year	41.4	1,231.6	29.5	44.5	1,202.8	17.3

Funded status at the end of year	(204.8)	(442.2)	(341.2)	(201.7)	(358.0)	(326.2)
Unrecognized transitional obligation	—	(1.6)	—	—	—	—
Unrecognized prior service cost	(66.4)	8.0	(108.1)	(59.1)	13.6	(91.3)
Unrecognized actuarial loss	25.2	400.1	212.2	11.9	287.5	189.1

(Accrued)/Prepaid benefit cost	(246.0)	(35.7)	(237.1)	(248.9)	(56.9)	(228.4)
Additional minimum liability	(22.9)	(231.9)	—	—	(78.2)	—

Net amount recognized before adoption of FAS 158	(268.9)	(267.6)	(237.1)	(248.9)	(135.1)	(228.4)

Adoption of FAS 158				47.2	(222.9)	(97.8)
Net amount recognized after adoption of FAS 158				(201.7)	(358.0)	(326.2)

The following table presents the amount in accumulated other comprehensive income that has not been recognized as components of net periodic pension cost as of December 31, 2006; subsequent to the adoption of FAS 158.

	As of December 31, 2006
	Domestic	Foreign
		Pensions	Other
	(€ in millions)
Unrecognised prior service cost (credit)	(59.1)	13.6	(91.3)
Unrecognised actuarial (gain) loss	11.9	287.5	189.1
Deferred taxes	12.3	(69.4)	(33.7)

Total accumulated other comprehensive income, net of taxes	(34.9)	231.7	64.1

The estimated net loss and prior service (credit) for the domestic defined benefit pension plans that will be amortized from the accumulated other comprehensive income into net periodic benefit cost over the net fiscal year are €1.3 million and (€7.0) million, respectively. The estimated net loss and prior service cost (credit) for the foreign defined benefit pension plans that will be amortized from the accumulated other comprehensive income into net periodic benefit cost over the net fiscal year are €23.4 million and (€12.2) million, respectively. The estimated net loss and prior service cost (credit) for other postretirement plans that will be amortized from the accumulated other comprehensive income into net periodic benefit cost over the net fiscal year are €12.3 million and (€13.6) million, respectively.

The following table sets forth liabilities recognized in the U.S. GAAP balance sheet as of December 31, 2005:

	As of December 31, 2005
	Domestic	Foreign
		Pensions	Other
	(€ in millions)
Accrued benefit liability	(268.9)	(384.2)	(237.1)
Prepaid benefit cost	—	113.9	—
Intangible asset	—	2.7	—
Accumulated other comprehensive income	22.9	231.9	—

	(246.0)	(35.7)	(237.1)

The following table sets forth assets and liabilities recognized in the U.S. GAAP balance sheet as of December 31, 2006; subsequent to the adoption of FAS 158.

	As of December 31, 2006
	Domestic	Foreign
		Pensions	Other
	(€ in millions)
Noncurrent assets	—	27.8	—
Current liabilities	(8.6)	(23.3)	(10.9)
Noncurrent liabilities	(193.1)	(362.5)	(315.3)

	(201.7)	(358.0)	(326.2)

Total accumulated benefit obligation (“ABO”) in 2006 was €196.2 million for all domestic plans and €1,434.4 million for all foreign pension plans.

For plans where ABO exceed the fair value of plan assets under U.S. GAAP, the ABO, the pension benefit obligation (“PBO”) and fair value of plan assets as of December 31, 2005 and 2006 were as follows:

	Retirement Benefits as of December 31,
	2005			2006
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
ABO	177.5	1,057.7	368.0	196.2	575.6	343.5
PBO	246.3	1,108.3	369.8	246.2	590.1	n/a
Fair value of assets	41.4	673.8	29.1	44.5	237.7	17.4

For plans where the PBO exceeds the fair value of plan assets under U.S. GAAP, the ABO, the PBO and fair value of plan assets as of December 31, 2005 and 2006 were as follows:

	Retirement Benefits as of December 31,
	2005			2006
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)
ABO	177.5	1,523.7	367.5	196.2	1,143.4	n/a
PBO	246.3	1,621.5	369.4	246.2	1,193.8	n/a
Fair value of assets	41.4	1,173.5	29.1	44.5	821.6	n/a

Net periodic benefit cost recognized in accordance with U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 included the following components:

	Retirement Benefits for the year ended December 31,
	2004			2005			2006
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
	(€ in millions)			(€ in millions)			(€ in millions)
Service cost	28.5	22.9	8.1	17.9	27.4	8.0	13.8	24.6	8.1
Interest cost	22.8	71.8	22.1	14.7	82.5	19.9	10.1	78.6	19.8
Expected return on plan assets	(2.8)	(52.8)	(1.8)	(3.6)	(70.7)	(1.6)	(1.9)	(79.8)	(1.0)
Actuarial gains/losses	12.2	11.6	11.1	0.3	13.3	11.5	3.5	19.5	14.6
Amortization	(20.0)	0.1	(3.2)	(7.0)	0.6	(11.4)	(7.0)	3.3	(12.9)

Subtotal	40.7	53.6	36.3	22.3	53.1	26.4	18.5	46.2	28.6
SFAS No. 88 cost	—	—	—	—	(4.2)	—	—	11.5	—

Net periodic benefit cost	40.7	53.6	36.3	22.3	48.9	26.4	18.5	57.7	28.6

Weighted-average assumptions used in the calculation of retirement benefit obligations as of December 31 are as follows:

	Retirement Benefits as of December 31,
	2005			2006
	Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other
Discount rate	4.10%	5.02%	5.71%	4.50%	5.11%	5.28%
Rate of compensation increase	4.00%	3.68%	n/a	4.00%	3.09%	n/a

Weighted-average assumptions used in the calculation of net periodic cost for the years ended December 31 are as follows:

	Retirement Benefits as of December 31,
	2004			2005			2006
	Domestic	Foreign		Domestic	Foreign		Domestic	Foreign
		Pensions	Other		Pensions	Other		Pensions	Other
Discount rate	5.00%	5.83%	5.73%	5.0%	5.53%	5.72%	4.1%	5.07%	5.67%
Rate of compensation increase	5.00%	3.72%	n/a	5.0%	3.68%	n/a	4.0%	3.09%	n/a
Expected return on plan assets	5.00%	8.24%	4.50%	5.0%	7.58%	4.50%	4.0%	6.96%	4.50%

The discount rate used to discount post-employment benefit obligations is measured using interest rates at the balance sheet date of the high quality corporate bonds when possible. In some countries high quality corporate bonds with long maturities do not exist; therefore we calculate the discount rate by extrapolating market rates along the yield curve adding a risk margin if appropriate. Maturity terms of the interest rates are used to approximate the duration and maturity terms of the related liability and in addition the currency terms must match as well.

In 2007, Stora Enso expects to contribute €10.9 million in respect to the Finnish TEL system for the disability and old-age retirement liability.

The Group plan assets structures and funding strategies by country are discussed in note 21.

Estimated Future Benefit Payments

	Pension benefits	Other benefits
	(€ in millions)
2007	78.4	21.6
2008	79.0	21.2
2009	80.8	20.7
2010	81.8	20.6
2011	82.7	20.7
Years 2012-2016	452.0	108.8

Expected Employer Contributions to be paid into Plan during next fiscal year

	Pension benefits	Other benefits
	(€ in millions)
Payments during fiscal year 2007	79.3	11.1

Assumptions related to the health care benefits as of December 31 (applicable only for North American plans).

	2005		2006
	USA	Canada	USA	Canada
Health care cost trend rate assumed for next year	10%	11%	10%	14%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	6%	5%	6%
Year that the rate reaches the ultimate trend rate	2011	2011	2011	2015

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point decrease
	(€ in millions)
Effect on total of service and interest cost components	3.1	(2.3)
Effect on postretirement benefit obligation	31.1	(22.6)

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

During 2006, some assets which had been fair valued as part of the reverse acquisition were disposed of and others were written down to their residual values. These assets had a higher book value under IFRS compared to U.S. GAAP and as a result the loss on disposal and impairment charges in U.S. GAAP were €52.9 million lower than in IFRS.

Under IFRS, goodwill €162.5 million remains as a result of the business combination. Under U.S. GAAP, goodwill, consisting of the excess of the cost of the acquisition of Enso over the fair value of the net assets acquired, of €83.5 million remains and is subject to annual impairment tests; see “adjustment e) Impairment of goodwill.”

In 2002, the Group disposed of Tornator Timberland Oy, the Finnish forest holding company. The Group retained a 41.0 percent ownership in the company and under IFRS a portion of the gain amounting to €44.2 million was deferred (see note 24). Under U.S. GAAP, the deferred gain has been reversed since the transaction resulted in a loss under U.S. GAAP. The reason the transaction resulted in a loss under U.S. GAAP is because the book value for these forest assets was higher under U.S. GAAP due to the fair market value adjustments that were applied to the forest assets at the time of the reverse acquisition of Enso by STORA in 1998 (as described above).

The total purchase accounting fair value adjustments were €1,086.1 million as of December 31, 1998. The effect of those adjustments on the reconciliation of net profit (loss) and shareholders’ equity to the corresponding amounts under U.S. GAAP is as follows:

	For the year ended December 31,
	2004	2005	2006
	(€ in millions)
Net income (loss)
Depreciation of tangible assets	(81.5)	(85.3)	(80.7)
Disposals and impairment	—	—	52.9
Change in deferred tax liabilities	30.1	22.2	7.2

Total	(51.4)	(63.1)	(20.6)

	As of December 31,
	2005	2006
	(€ in millions)
Shareholders’ equity
Goodwill	(79.0)	(79.0)
Reversal of deferred gain under IFRS	44.2	44.2
Buildings and structures	262.1	264.7
Machinery and equipment	326.4	295.9
Shares in associated companies	128.4	128.4
Deferred tax liabilities	(198.0)	(190.7)

Total	484.1	463.5

c) Acquisition of Consolidated Papers, Inc

In August 2000, the Company completed the acquisition of Consolidated Papers, Inc. The purchase price for the acquisition under IFRS was determined on the basis of the stock price for Stora Enso series R shares issued and stock options exchanged as part of the consideration at the acquisition date. Under U.S. GAAP, the measurement date for the valuation for equity securities has been determined by using the announcement date. Accordingly, the difference of €485.7 million in the purchase price at the acquisition date was recorded as additional goodwill under U.S. GAAP. Translation adjustment for the difference in the amount of goodwill between IFRS and U.S. GAAP are recorded directly in shareholders’ equity in the cumulative translation account. In 2002 and 2004 the Company recognised goodwill impairment charges under U.S. GAAP of which €162.2 million and €174.9 million respectively related to this adjustment.

In addition, this adjustment is affected as a result of classifying an operating lease under U.S. GAAP as a financing lease under IFRS as of August 31, 2000. Accordingly, the depreciation and interest expense recorded under IFRS was decreased and an operating lease expense recorded resulting in a net adjustment before taxes of €7.1 million, €5.9 million and €7.3 million to for the years ended December 31, 2004, 2005 and 2006 respectively.

The following table shows the break-down of the adjustment related to the acquisition of Consolidated Papers, Inc. as of December 31, 2005 and 2006, respectively:

	Goodwill	Lease contract	Total
	(€ in millions)
Opening balance January 1, 2005	24.3	27.1	51.4
Recognized through income statement	—	5.9	5.9
Translation difference	3.8	6.0	9.8

Ending balance December 31, 2005	28.1	39.0	67.1
Recognized through income statement	—	7.3	7.3
Translation difference	(2.9)	(4.1)	(7.0)

Ending balance December 31, 2006	25.2	42.2	67.4

d) Financial instruments

Stora Enso Oyj has entered into forward foreign exchange contracts in order to hedge net investments in certain countries as explained in note 26. U.S. GAAP foreign currency hedge accounting criteria requires that the member of the consolidated group that is party to the hedging instrument have the same functional currency as the unit exposed to the risk. IFRS does not require that the operating unit that is exposed to the risk being hedged be a party to the hedging instrument and does not require the same functional currencies. The investment in Canada is held by Stora Enso North America Inc, which has a functional currency of US dollar. Accordingly, hedge accounting has not been applied under U.S. GAAP and the fair values of the forward exchange contracts have been included in the determination of net income (loss), net of taxes. The hedge accounting adjustment movement came to €37.9 million, net of taxes, in 2006 (2005 : (€83.3 million)) in CTA in equity under IFRS.

Under IFRS fees incurred establishing bond exchanges are capitalized and amortized concurrently with the underlying debt arrangement whereas under U.S. GAAP the fees are expensed. The fees capitalized under IFRS relating to the 7.375% USD notes bond exchange in 2006 and explained in note 22 amounted to €1.4 million, net of taxes and have been expensed under U.S. GAAP.

In March 2006, Stora Enso Oyj issued a consumer price index linked bond with a nominal value at issue of SEK 500 million and maturity in year 2015. Stora Enso Oyj also entered into a swap contract in order to hedge against the consumer price index related fair valuation changes of the bond. Under IFRS the fair value hedge accounting criteria were met, but under U.S. GAAP the designated risk does not qualify for hedge accounting and therefore the fair value hedge accounting adjustment of the bond, gain of €1.0 million, net of taxes, in 2006 (2005: €0.0 million)), is reversed under U.S. GAAP.

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

The annual impairment test as of September 30, 2005 resulted in no goodwill impairment charge under U.S. GAAP. However, under IFRS there was an impairment of €8.0 million in Packaging Boards segment in 2005 due to the different techniques applied under IFRS and U.S. GAAP . Accordingly, the impairment charge of €8.0 million has been reversed under U.S. GAAP.

The annual impairment test as of September 30, 2006 resulted in no impairment under U.S. GAAP. However, under IFRS the impairment amounted to €9.0 million and accordingly, an impairment charge of €9.0 million has been reversed under U.S. GAAP.

The following table presents changes in the goodwill balances (as determined under U.S. GAAP) as allocated to each reportable segment for the years ended December 31, 2005 and 2006.

	Publication Paper	Fine Paper	Packaging Boards	Merchants	Wood Products	Total
	(€ in millions)
As of January 1, 2005	168.5	410.8	87.6	19.8	154.9	841.6
Translation difference	—	79.7	—	38.8	—	118.5
Acquisitions	—	56.1	0.8	0.1	3.6	60.6
Disposals	—	—	—	—	—	—
Reclassification	—	(148.5)	148.5	—	—	—
Impairment losses	—	—	—	—	—	—

As of December 31, 2005	168.5	398.1	236.9	58.7	158.5	1,020.7
Acquisitions	—	—	—	2.0	—	2.0
Translation difference	—	(42.1)	(0.5)	(0.2)	4.0	(38.8)
Disposals	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—

As of December 31, 2006	168.5	356.0	236.4	60.5	162.5	983.9

f) Impairment of fixed assets

Under IFRS fixed asset impairment losses are determined as the difference between the recoverable amount of the cash-generating unit and its carrying amount. In determining the recoverable amount of assets under review the Group discounts future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge is recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

In 2006, the Group recognized under IFRS an impairment charge €175.4 million in relation to long-lived tangible assets excluding goodwill of which €44.9 million has been reversed under U.S. GAAP. In 2005 the group recognized impairment of €304.0 million of which €195.6 million has been reversed under U.S. GAAP. There was no impairment reversals in 2004 however there were some in 2002.

As a result of these asset impairment reversals the long-lived tangible assets under U.S. GAAP have a higher carrying amount compared to IFRS, therefore there is a higher depreciation charge under U.S. GAAP compared to under IFRS. Additional depreciation under U.S. GAAP amounted to €32.2 million, €4.4 million €4.4 million for years ended December 31, 2006, 2005 and 2004, respectively, which has been calculated based on the remaining useful lives for these assets.

g) Stock based compensation

The Company maintains several share based employee compensation plans which are described more fully in Note 29. As of January 1, 2005 the Company adopted IFRS 2. Because the employee has the choice of settlement in cash or equity for all of the Company’s compensation plans they are all accounted for using the liability method. In accordance with the transitional provisions of the standard, it has been applied retrospectively to all grants of share and share options that had not yet expired at the effective date of adoption.

The fair value of employee services received in exchange for cash settled options is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance Sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black & Scholes model, with all changes recognised immediately in the Income Statement.

The fair value of employee services received in exchange for cash settled share awards is recognised at the fair value of the liability incurred and expensed rateably over the vesting period. The liability is remeasured at each Balance sheet date to its fair value using estimates of the number of share awards that are expected to be issued and the latest fair valuations by using the Stora Enso R-share closing price, with all changes recognised immediately in the Income Statement

Prior to the January 1, 2006 adoption of FAS 123 (R), “Share-Based payment” (“FAS 123R”), the Company as allowed under U.S. GAAP, SFAS No. 123, Accounting for Stock-Based Compensation, elected to apply the intrinsic value method of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its schemes. In accordance with the disclosure-only alternative under FAS 123, the following table illustrates the effect on net income and earnings per share for 2005 and 2004 had the Company applied the fair value recognition provisions of FAS 123 instead of the guidelines provided by APB 25. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods

	Year ended December 31,
	2004	2005
	(€ in millions)

Net Income
As reported	369.0	(162.9)
Add: Stock based compensation cost included in reported net income, net of taxes of €2.0 million in 2005 (2004:€1.6 million)	4.4	5.2
Deduct: Stock based compensation cost determined under fair value method, net of taxes of €3.0 million in 2005(2004:0)	0	(8.0)

Pro Forma net income	373.4	(165.7)
Basic and diluted earnings (loss) per share	€	€
As reported	0.44	(0.20)
Pro forma	0.45	(0.21)

The assumptions used in determining the fair value are described in Note 29.

Effective January 1, 2006, the Company adopted FAS 123R using the modified prospective transition method which does not require any retroactive adjustment of prior periods. The employee has the choice in all Company compensation plans to reveive either cash or equity upon settlement, therefore all plans in the Company are accounted for using the liability method under U.S. GAAP and under IFRS.

Total share-based compensation under U.S. GAAP was €22.6 million, €7.2 million and €6.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a result of adopting FAS 123 (R) the Group’s profit before tax in 2006 was €3.5 million lower and net income was €2.5 million lower, than if the Group had continued to apply APB 25. The Group’s basic and diluted earnings per share in 2006 was €0.00 lower, than if the Group had continued to apply APB 25. At December 31, 2006 the total intrinsic value of share options and share awards outstanding and exercisable amounted to €22.7 million compared to €43.3 million fair value. The cumulative effect of adopting FAS 123(R) amounted to €12.4 million, net of taxes which has been recorded as an expense through the income statement.

Under IFRS, the Company includes in it share based payment liability an amount for social security costs so that all costs are recognised over the period for which the employees services are rendered. Under U.S. GAAP no expense in relation to these costs can be recognised until the options are exercised or shares awarded, and therefore an amount of €4.1 million has been reversed for U.S. GAAP purposes.

At balance sheet date based the total compensation cost related to nonvested awards not yet recognized amounted to €13.0 million, net of €5.6 million taxes. Of this amount, €5.4 million, €5.2 million and €2.4 million is expected to be recognized as compensation expense in 2007, 2008 and 2009 respectively.

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

i) Amortization of goodwill

Under IFRS, goodwill was amortized over its estimated useful life before the adoption of IFRS 3 came into effect in 2004. Amortization of goodwill ceased with effect from 1 April, 2004 for new acquisitions and from December 31, 2004 for all other existing goodwill. Under U.S. GAAP, goodwill is tested for impairment annually, or more frequently, if circumstances indicate that the book value could be impaired (see “adjustment e) Impairment of goodwill”). The U.S. GAAP adjustment reverses the amortization expense recorded under IFRS in 2004.

j) Restructuring costs

Under U.S. GAAP, a liability for a cost associated with an exit or disposal activity is measured at fair value and recognized when the liability is incurred. These costs include, but are not limited to, one-time benefits provided to current employees, who are involuntarily terminated, and costs to terminate contracts, other than capital leases. If employees are required to render service until they are terminated in order to receive the termination benefits, the cost under U.S. GAAP is recognized ratably over the future service period. Under IFRS, provisions for restructuring are recognized in the period in which the Company becomes legally or constructively committed to a plan.

In 2006, Stora Enso continued with the profit improvement program (“Profit 2007”) and the Asset Performance Review program (“APR”) which resulted in €200.2 million of new restructuring provisions. Of the total new restructuring provisions, €183.0 million resulted from announced plant closures during the year and an additional €14.2 million resulted from pending asset sales. Other restructuring provisions totaled €3.0 million and mainly related to Profit 2007. As a result of the aforementioned difference between IFRS and U.S. GAAP, €158.2 million of restructuring provisions that have been recognized as a liability under IFRS have been reversed under U.S. GAAP. This adjustment reduces the total IFRS restructuring provisions of €285.2 million to €127.0 million under U.S. GAAP.

In 2005, Stora Enso announced a profit improvement program (“Profit 2007”) in April and in October we announced the Asset Performance Review (“APR”) program. The total restructuring provision relating to these initiatives was €134.9 million. Other restructuring provisions totaled €7.0 million, mainly relating to earlier restructuring plans. Termination benefit provisions of the restructuring plans under IFRS amounted to €129.4 million as of December 31, 2005. As a result of the aforementioned difference between IFRS and U.S. GAAP, €88.0 million of termination benefit costs that have been recognized as a liability under IFRS have been reversed under U.S. GAAP as of December 31, 2005.

k) Biological assets

Under IFRS, Stora Enso’s forest assets in the form of standing trees are recorded at fair value on the balance sheet with changes in the fair values recorded in the income statement. In 2004, 2005 and 2006, respectively, the pre-tax amounts of €7.1 million, €(6.7) million and €(1.5) million were recorded in the income statement (see note 13). The land on which the trees grow is recorded at cost.

Under U.S. GAAP, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. As a result, the fair market values recorded under IFRS are reversed under U.S. GAAP and cost of timber harvested, which amounted to €6.7 million during 2004, €1.8 million during 2005 and €0.9 million during 2006, is recorded in the income statement under U.S. GAAP.

In August 2006, the Group disposed of its biological assets in Portugal. These assets had a higher book value under IFRS than in U.S. GAAP of €15.6 million which resulted in a higher gain on disposal under U.S. GAAP of the same amount.

l) Share of results in associated companies

Stora Enso’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates. The significant difference relates to accounting for biological assets. See for explanation of GAAP difference adjustment k) “Biological assets.”

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

n) Minority Interest

In December 2004, the group completed its acquisition of 65.5% of the Polish packaging producer Intercell S.A. Under IFRS the minority interest is stated at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed whereas under U.S. GAAP fair values are assigned only to the parent company’s share of the net assets acquired. The minority interest under U.S. GAAP is valued at its pre-acquisition cost. Because the acquisition occurred at the end of 2004 there was no adjustment to the net income or equity reconciliation in 2004. Due to the difference in asset values there was a difference in depreciation charges and changes in finished goods inventories between IFRS and U.S. GAAP in 2005. Charges reversed under U.S. GAAP amounted to €2.2 million in 2005 and €1.5 million in 2006.

o) Buy-outs of Minority Interests

As discussed in the note 5, Stora Enso bought-out certain Minority Interest in 2005. The difference between the carrying value of the Minority Interest and the purchase consideration is recorded in retained earnings. The net amount recorded in retained earnings associated with the buy-outs of Minority Interest was €43.2 million. Under U.S. GAAP the difference between the Minority Interest carrying value and the purchase consideration is capitalized to the associated net asset categories based on fair valuation of the purchased Minority Interests. Under U.S. GAAP the charge of €43.2 million to retained earnings has been reversed and capitalized, €4.7 million to Goodwill, €4.2 million to Intangible Assets and €34.3 million to Property, Plant & Equipment. Depreciation charges to the capitalized amounts were €4.9 million in 2005 and €5.8 in 2006.

p) Fair valuation of unlisted securities

The Group recorded the fair value of unlisted securities under IFRS by using a variety of methods and assumptions based on the market conditions existing at each balance sheet date; quoted market prices for similar or identical securities or other techniques such as option pricing models and estimated discounted values of future cash flows.

As a result of the rise in energy prices, the Group has recognized an increase in the value of unlisted shares in the power producer Pohjolan Voima Oy of €279.4 million and €671.5 million in 2005 and 2006 respectively. The fair value is recognized as other comprehensive income in equity. Under U.S. GAAP the unlisted securities are measured at cost less other than temporary differences, if any. Therefore the U.S. GAAP adjustment reverses the fair value recorded in equity under IFRS at December 31, 2005 and 2006.

q) Emission Rights

Under IFRS the Group’s participation in the European Emissions Trading Scheme, in which it has been allocated allowances to emit a fixed tonnage of carbon dioxide in a fixed period of time, gives rise to an intangible asset for the allowances, a government grant and a liability for the obligation to deliver allowances equal to the emissions that have been made during the compliance period. Emissions Allowances recorded as intangible assets are recognized when the Group is able to exercise control and are measured at fair value at the date of initial recognition. If the market value of emission allowances falls significantly below the carrying amount, and the decrease is considered permanent, then an impairment charge is booked for allowances which the Group will not use internally. The liability to deliver allowances is recognized based on actual emissions; this liability will be settled using allowances on hand, measured at the carrying amount of those allowances, with any excess emissions being measured at the market value of the allowances at the period end. At December 31, 2006 Stora Enso recorded an intangible asset of €98.1 million and a liability to deliver allowances of €93.0 million.

Since the emission rights were granted for free, there is no accounting recognition for the emission rights under U.S. GAAP and the asset and liability recorded under IFRS are reversed with a resulting impact of €5.1 million before tax being debited to income.

r) Additional disclosures required under U.S. GAAP

Intangible assets

Intangible assets were €170.4 million as of December 31, 2006, of which capitalized and purchased software were €60.5 million, patents and trademarks were €5.0 million and other intangible assets were €104.9 million.

Intangible assets were €194.1 million as of December 31, 2005, of which capitalized and purchased software were €73.6 million, patents and trademarks were €7.0 million and other intangible assets were €113.5 million. The Group does not have indefinite lived intangible assets.

Intangible assets are amortized on a straight-line basis over their expected useful lives, which vary from 3 to 20 years. The amortization expense of identifiable intangible assets subject to amortization and recorded in books as of December 31, 2006 is expected to approximate €39.0 million for each of the five years from 2007 through 2011.

Segment information in accordance with IFRS

The Group evaluates the performance of its segments and allocates resources to them based on operating profit.

	For the year ended December 31,
	2004		2005		2006
	(€ in millions)
		(1)		(1)		(1)
Publication paper	169.3	104.6	4.7	193.3	39.3	251.6
Fine paper
Fine paper	102.8	54.5	32.3	62.2	228.3	166.0
Merchants	10.1	11.2	(4.1)	3.3	33.1	32.7
Packaging boards	340.5	271.3	82.8	220.0	322.2	323.4
Forest products
Wood products	30.2	34.7	(55.6)	(3.1)	38.4	59.1
Wood supply	157.0	32.3	(14.6)	(11.8)	5.0	2.8
Other(2)	(74.4)	(81.9)	(105.3)	(106.4)	(42.5)	(78.1)

Operating profit (loss), total	735.5	426.7	(59.8)	357.5	623.8	757.5

Goodwill amortization	—	(90.2)	—	—	—	—
Non-recurring items(3)	—	399.0	—	(417.3)	—	(133.7)

Operating profit (loss), total	735.5	735.5	(59.8)	(59.8)	623.8	623.8

(1)	The operating profit (loss) presented by segments excludes goodwill amortization and non-recurring items.
(2)	Includes non-allocated corporate overhead items and elimination of group internal margin in consolidation.
(3)	The non-recurring items for 2004 consist mainly of the gain on the restructuring of ownership of our Swedish forest land, a reversal of expenses already taken in respect of various U.S. retiree healthcare programs, a provision for the future reduction of maintenance personnel in the United States and income relating to the change in our Finnish disability pension liabilities. The non-recurring items for 2005 consist mainly of items relating to the Profit 2007 program and asset performance review, including write-downs. The non-recurring items for 2006 consist mainly of items relating to the asset performance review, impairment of assets in wood products division, release of provisions following the settlement of tax cases and decrease in pension expenses related to a change in our accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

Accrued payroll

The Group’s total amount of accrued payroll charges such as accrued wages and salaries and holiday pay included under current liabilities on the balance sheet amounted to €245.1 million and €272.1 million as of December 31, 2005 and 2006, respectively

Unrealized losses on investments

The following shows the fair values of Group investments. The Group had no investments with unrealized losses that are not deemed to be other-than-temporarily impaired at December 31, 2006.

Total Fair Value

(€ in millions)
Marketable equity securities	13.4
Investment in equity (growth) funds	16.8
Money Market, Bond, Hedge Funds	11.0
Investments in non marketable equity securities	794.3

Total	835.5

Marketable Equity Securities

Group investments in marketable equity securities consist primarily of investments in:

•	Common stock of banks and financial institutions, comprising €0.8 million of the total fair value.

•	Companies in the forestry industry and paper merchandising industry, comprising €12.5 million of the total fair value.

•	Companies in the transportation industry, comprising €0.1 million of the total fair value.

Investments in non marketable equity securities

The aggregate value of Group investments in non marketable equity securities totaled €794.3 million at December 31, 2006. Stora Enso did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

s) Classification differences

Consolidated income statement

In accordance with IFRS, the Group classifies gains on sale of fixed assets as a component of operating profit. Under U.S. GAAP, these items would be classified as a component of non-operating profit.

Minority interests

IFRS requires the presentation of minority interests within equity on the face of the balance sheet. Under U.S. GAAP, minority interests are presented as a separate item on the face of the balance sheet outside of equity.

t) New accounting standards

U.S. GAAP Developments

SFAS 155

In February 2006, the FASB issued Statement, Financial Accounting Standard No. 155: Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The company will adopt this standard beginning on January 1, 2007 and is currently investigating the impact of the standard on the results of operations and financial position under U.S. GAAP.

SFAS 157

In September 2006, the FASB issued Statement, Financial Accounting Standard No. 157: “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance related to the definition of fair value, establishes a common framework for measuring fair value under U.S. GAAP, and expands disclosures required about fair value measurements. This Statement applies only where fair value is required or permitted under other pronouncements and does not propagate new fair value measurements by itself. The company will adopt this standard beginning on January 1, 2007 and is currently investigating the impact of the standard on the results of operations and financial position under U.S. GAAP.

SFAS 159

In February 2007, the FASB issued Statement, Financial Accounting Standard No. 159: The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115 (“SFAS 159”) SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. The company will adopt this standard beginning on January 1, 2008 and is currently investigating the impact of the standard on the results of operations and financial position under U.S. GAAP.

FIN 48

In June 2006, the FASB issued FASB interpretation No. 48: Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109 (“FIN 48”) FIN 48 was issued to clarify the uncertainty in income taxes recognized in the financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The company will adopt this standard beginning on January 1, 2007 and is currently investigating the impact of the standard on the results of operations and financial position under U.S. GAAP.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108: Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. This method of quantifying misstatements is commonly referred to as the “dual approach” because it requires quantification of errors under both the “iron-curtain” and the “roll-over” methods. The company adopted this standard effective December 31, 2006 and the bulletin did not have a material impact on the results of operations and financial position under U.S. GAAP.

VERACEL CELULOSE S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Expressed in thousands of Reais)

	2006	2005
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	801	666
Accounts receivable—trade	86,015	100,118
Accounts receivable from government agency	18,036	33,869
Inventories	133,298	126,199
Recoverable taxes	42,956	35,445
Other current assets	8,142	23,789

	289,248	320,086

Noncurrent Assets
Deferred income and social contribution taxes	46,707	47,654
Recoverable taxes	135,360	31,393
Advances to suppliers—forest producer program	36,286	26,230
Deposits in court	10,606	9,703
Accounts receivable from government agency	64,298	54,122
Other noncurrent assets	1,250	1,395

	294,507	170,497

Permanent Assets
Property, plant and equipment	2,985,147	3,015,729
Deferred charges	110,014	128,907

	3,095,161	3,144,636

Total Assets	3,678,916	3,635,219

Liabilities and Stockholders’ Equity
Current Liabilities
Suppliers	32,908	55,622
Financing	281,297	89,773
Salaries and payroll taxes	16,411	12,217
Real estate obligations	7,234	1,722
Other current liabilities	6,055	6,869

	343,905	166,203

Noncurrent Liabilities
Financing	1,510,636	1,774,557
Deferred contributions	—	10,283
Provision for contingencies	18,526	18,343

	1,529,162	1,803,183

Stockholders’ Equity
Capital stock	1,878,286	1,771,632
Capital reserve	13,977	7,672
Retained earnings (deficit)	(86,414)	(113,471)

	1,805,849	1,665,833

Total Liabilities and Stockholders’ Equity	3,678,916	3,635,219

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in thousands of Reais, except per-share data)

	2006		2005
	(Unaudited)
Gross Sales Revenues		781,731		331,530
Taxes and other sales deductions		(4,793)		(7,988)

Net sales revenues		776,938		323,542

Cost of products sold		(548,890)		(270,280)

Gross Profit		228,048		53,262

Operating Expenses (Revenues)
Selling expenses		33,498		16,308
Administrative expenses		29,762		48,852
Amortization		18,893		16,617
Other operating expenses (revenues), net		9,398		16,319

		91,551		98,096

Operating Income Prior to Financial Results		136,497		(44,834)
Financial income:
Expenses		178,303		73,102
Revenues		(78,956)		(19,511)

Operating Income (Loss)		37,150		(98,425)

Non-operating results, net		666		(1,620)

Income (Loss) Prior to Income and Social Contribution Taxes		37,816		(100,045)

Income and social contribution taxes		(10,759)		29,181

Net income (loss) for the year		27,057		(70,864)

Net Earnings (Loss) Per Share of Capital Stock
(Expressed in Reais and centavos)	R$	0.02	R$	(0.05)

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in thousands of Reais)

	Capital stock	Capital reserve	Revenue reserve	Retained earnings (deficit)	Total
	Subscribed and paid in	Tax incentive	Legal
As of December 31, 2004 (Unaudited)	1,451,413	5,261	1,935	(44,542)	1,414,067
Tax incentive	—	2,411	—	—	2,411
Paying in of capital	320,219	—	—	—	320,219
Absorption of losses	—	—	(1,935)	1,935	—
Loss for the year	—	—	—	(70,864)	(70,864)

As of December 31, 2005	1,771,632	7,672	—	(113,471)	1,665,833
Paying in of capital	106,654	—	—	—	106,654
Tax incentive reserve	—	6,305	—	—	6,305
Income for the year	—	—	—	27,057	27,057

As of December 31, 2006 (Unaudited)	1,878,286	13,977	—	(86,414)	1,805,849

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

(Expressed in thousands of Reais)

	2006	2005
	(Unaudited)
Sources of Funds
Funds provided by operations
Net income (loss) for the year	27,057	(70,864)
Expenses (revenues) not affecting working capital
Depreciation, amortization and depletion	201,175	122,492
Monetary and exchange variations on noncurrent liabilities	(54,047)	(12,325)
Provision for contingencies	1,327	7,123
Deferred income and social contribution taxes	946	(29,181)
Transfer of net tax credits from property, plant and equipment	78,792	—
Residual value of permanent assets written off	1,039	1,889

	256,289	19,134

Funds provided by stockholder
Paying in of capital	106,654	320,219

Funds provided by third parties
Long-term financings	46,202	613,497
Tax incentives	6,305	2,411
Increase in noncurrent liabilities	16,441	10,283

	175,602	946,410

Total sources of funds	431,891	965,544

Uses of Funds
Funds used in permanent assets
Property, plant and equipment	258,256	671,347
Deferred charges	—	2,010
Net transfer from noncurrent to current liabilities	256,076	59,046
Increase in noncurrent assets	126,099	70,077

Total uses of funds	640,431	802,480

Increase (Decrease) in Net Working Capital	(208,540)	163,064

Summary of Changes in Net Working Capital
Current assets	(30,838)	108,331
Current liabilities	177,702	(54,733)

Increase (Decrease) in Net Working Capital	(208,540)	163,064

The accompanying notes are an integral part of these financial statements.

VERACEL CELULOSE S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

(Amounts expressed in thousands of Reais, except as indicated otherwise)

1. Business Context

Veracel Celulose S.A. (“Veracel” or “the Company”) is a privately held concern controlled jointly by the companies Aracruz Celulose S.A. (Aracruz Celulose) (50%) and Stora Enso Treasury Amsterdam B.V. (Stora Enso) (50%); it was organized and established as a joint stock corporation under Brazilian law on July 15, 1991, and its stated corporate purposes are silviculture, the production, marketing and sale of paper, pulp and wood, the performance of tree-felling and wood-cutting services, as well as technical assistance and other services related to farming, livestock-raising, implementation and maintenance of farm and ranch properties, and the exportation and importation of the goods and products required for carrying out its activities.

The Company has reforestation projects underway, which have been approved by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA) and by the Environmental Resources Center (CRA), on tracts of land it owns located in the southern region of the State of Bahia. Veracel further has a license for implementation of an integrated forestry and pulp manufacturing project issued by the State Environmental Council (CEPRAM).

At present, the Company has a total area of 201,269 hectares of land available to it (as of December 31, 2005—172,982 hectares), of which 12,078 hectares are leased from third parties (December 31, 2005—10,998 hectares), based on long-term lease agreements. The planted area owned by Veracel and third parties currently totals 91,132 hectares (December 31, 2005—85,427 hectares).

In keeping with the needs of its forest operations, the Company has continued implementation of its Forest Producer Program for formation of new forests, with a total planted area of approximately 14,563 hectares as of December 31, 2006 (roughly 11,331 hectares as of December 31, 2005). This program includes the transfer of technology and the performance of technical and operational support services for Veracel’s partners. As of December 31, 2006, the balanced advanced to suppliers financed under the program amounted to R$ 36,286 (R$ 26,230 as of December 31, 2005).

In its first fully operational year, Veracel reached volumes of 975 thousand tons produced and 984 thousand tons sold, with 98% being exported. Most of this volume was shipped out by barges to Portocel—the specialized terminal at Barra do Riacho, in the State of Espírito Santo (ES)—and the rest was hauled in trucks.

As Veracel is located in the area covered by the Northeast Development Agency (ADENE), and further considering that the pulp industry is considered as a priority for regional development (Decree No. 4213 of April 26, 2002), in 2005 the Company obtained the benefit consisting of reduction of 75% of the corporate income tax (IRPJ) and non-refundable surcharges resulting from the installation of its industrial unit intended for manufacture of pulp in the south of the State of Bahia. This tax benefit was authorized by means of Report No. 0321/2005 issued by the Ministry of National Integration through the ADENE.

During the year 2006, funds were released in relation to financing for the project, totaling US$ 21 million (2005—US$ 248 million), contracted from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).

2. Presentation of the Financial Statements

The financial statements have been prepared and are being presented in accordance with accounting policies generally accepted in Brazil, based on the provisions contained in the Brazilian Corporation Law.

In order to enhance the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flow, which has been prepared in accordance with Pronouncement NPC-20, issued by the Brazilian Institute of Independent Auditors—IBRACON, considering the principal operations that influenced its cash and cash equivalents.

3. Summary of Significant Accounting Policies

The principal accounting policies followed by the Company in preparing its financial statements are the following, among others:

a) Inventories

Inventories of products for sale are stated at the lower of the average cost of purchase or production, and replacement of realizable values. Inventories of maintenance supplies and materials for consumption are stated at their average purchase cost, which does not exceed their replacement cost.

b) Income and social contribution taxes

Current

When there is taxable income, the provisions for income and social contribution taxes are set up based on income adjusted by inclusions and exclusions of a permanent and temporary nature (when applicable), at the rates of 15 percent plus a 10 percent surcharge for corporate income tax—IRPJ and 9 percent for social contribution—CSLL.

Advance payments for income and social contribution taxes made during the year (when applicable) are recorded under current assets and are offset against income and social contribution taxes payable recorded under current liabilities.

Since it is located in the area covered by the ADENE, the Company is entitled to reduction of 75 percent of its income tax and non-refundable surcharges that are considered in calculating taxable income. This portion is recorded as a tax incentive reserve under stockholders’ equity.

Deferred

Deferred taxes are accrued based on tax losses for IRPJ purposes and negative results for CSLL purposes, as well as on temporary differences based on the respective rates in effect in the period in which it is expected that the tax effects will be realized, in conformity with Pronouncement No. NPC 25 issued by IBRACON (Note 8).

Deferred IRPJ and CSLL assets are only recognized when realization thereof is considered probable.

c) Permanent assets

Permanent assets are shown at monetarily restated cost through December 31, 1995, combined with the following aspects:

•

Depreciation of fixed assets by the straight-line method and depletion of forests at the annual rates mentioned in Note 9, which take into consideration the economic life span of the assets and the percentage felled in forestry projects respectively.

•	Capitalization of financial charges for loans obtained for the Company’s investment projects up to the time they enter into operation (fixed assets in progress).

•

Pre-operating results (expenses and occasional revenues) related to the forestry project were booked under deferred charges up to December 31, 2001, as were the expenditures on viability studies and pre-operating expenses related to implementation of the industrial project (Note 10). Amortization of deferred charges is carried out over the course of the years in which the benefits derived therefrom will be enjoyed, not exceeding the maximum limit of 10 years.

d) Financing

Loans and financing are stated according to the amount of the principal plus financial charges accrued through the balance sheet date. Foreign currency loans have been converted in Reais at the exchange rates in effect at year-end.

e) Provision for contingencies

The provision for contingencies has been set up to cover contingent risks where expectations are that the losses are ranked as “probable”, based on the opinions of Management and external legal counsel, with the amounts being recorded based on estimates of losses likely to be incurred as a result of the outcome of such cases.

f) Other assets and liabilities

The other assets and liabilities, classified under current and noncurrent, are accrued according to the respective period for realization or materialization thereof. These other assets and liabilities are stated at cost or net realizable values and according to their known or calculable amounts, respectively, including when applicable yields, charges and monetary and exchange variations.

g) Accrual of results

By and large the Company’s pulp sales are made to its stockholders in proportion to their respective equity stakes, based on a stockholders agreement. Revenues from sales of products are recognized when the significant risks and benefits related to ownership of the goods are transferred to the buyers.

Other revenues, expenses and costs are recognized when incurred and/or realized under the accrual accounting method. Results include yields, charges and monetary and exchange variations, at official indices and rates, applicable to current and noncurrent assets and liabilities, as well as—when applicable—the effects of adjusting assets to their market or net realizable values.

h) Judgments and estimates

The preparation of the financial statements requires Company Management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including the allowance for doubtful accounts, provision for losses on inventories and tax credits, definition of useful lives of fixed assets, amortization of pre-operating expense, provision for contingencies and recognition of revenues and expenses, as well as other similar items. Current results may vary from estimates and judgments made by Management.

4. Accounts Receivable

	2006	2005
	(Unaudited)
Parent companies:
Aracruz Celulose S.A.	41,544	62,665
Stora Enso	38,660	36,347
Other customers	5,811	1,106

	86,015	100,118

Transactions with stockholders, representing 93 percent of gross sales revenues in 2006 (2005—99 percent), were carried under a stockholders agreement and have been settled within the normal due dates. The following amounts were billed to stockholders in 2006: Aracruz Celulose S.A. R$364,486 (R$142,918 in 2005) and Stora Enso R$386,757 (R$115,286 in 2005).

5. Accounts Receivable from Government Agency

The Company’s accounts receivable from a government agency relate to the investments in infra-structure in the region where the pulp mill is located that will be reimbursed by the State of Bahia according to the Document for Ratification of the Letter of Intent signed August 10, 2004. The Contract for Absorption of Financial Costs signed with the State Development Agency known as Agência de Fomento do Estado da Bahia S.A. (DESENBAHIA), which supports the agreement, determines that the amounts will be reimbursed to the Company within the same periods for payment of the interest on financing contracted with the BNDES, which is linked to the Long-Term Interest Rate (TJLP), during the period from 2005 to 2014 (Note 11). The total amount disbursed through December 31, 2006 is R$156,737 (R$102,502 as of December 31, 2005), with R$31,048 already being reimbursed by the State of Bahia during 2006. Of the total amount recorded as accounts receivable from this government agency as of December 31, 2006, R$18,036 thousand will be reimbursed in the coming 12 months (by December 31, 2007), with this amount being booked under current assets (R$33,869 as of December 31, 2005). The remainder, in the amount of R$64,298, has been classified as noncurrent assets as of December 31, 2006 (R$54,122 as of December 31, 2005).

After conducting internal appraisals as a result of discussions underway with the State of Bahia, during 2006 the Company reclassified part of these expenditures on infra-structure as property, plant and equipment (buildings and improvements), in the amount of R$49,492. Such leasehold improvements are being depreciated over a useful life span of 10 years as from the time they were put into service.

6. Inventories

	2006	2005
	(Unaudited)
Finish pulp products	37,108	41,670
Cut eucalyptus wood	18,057	10,940
Eucalyptus seedlings	1,729	1,332
Warehouse supplies	75,738	71,487
Other inventories	666	770

	133,298	126,199

7. Recoverable Taxes

	2006		2005
	Short -term	Long -term	Short -term	Long -term
	(Unaudited)
State Value-Added Tax on Circulation of Goods and Services (ICMS), net of provision for realization(i)	7,204	28,524	4,685	25,094
Federal Withholding Income Tax (IRRF)	71	10,608	9,535	—
Federal Corporate Income (IRPJ) and Social Contribution (CSLL) Taxes	12,149	—	—	—
Federal Social Integration Program (PIS)(ii)	2,793	20,709	4,681	1,859
Federal Social Security Finance Contribution (COFINS)(ii)	20,543	74,685	16,079	4,440
Other taxes, fees and contributions recoverable(ii)	196	834	465	—

	42,956	135,360	35,445	31,393

(i)	The Company has accumulated ICMS credits resulting from operations for purchase of fixed assets for construction of its industrial plant, which as of December 31, 2006, total R$28,524 thousand, net of a provision for readjustment to their net realizable value, recorded under noncurrent assets and in results under the heading other operating expenses (revenues), respectively (R$25,094 thousand as of December 2005). Considering that Veracel’s Sales are intended for foreign markets and, therefore, under legislation currently in effect in Brazil, are not subject to the ICMS, the Company has maintained these credits based on the legal provisions for offsetting and/or negotiating them on the market. Company Management is taking appropriate steps in order to realize these ICMS credits and has already filed for approval with the Bahia State Treasury Secretary, with a view to subsequent negotiation thereof with third parties.

(ii)	Based on currently effective tax legislation, the Company has been taking federal tax credits involving the excise tax (IPI) on intermediary products and PIS and COFINS contributions on transportation expenses, intermediary material, depreciation of machinery and equipment and other items. During the year 2006, the Company reclassified from fixed assets the portion relating to the PIS and COFINS credits on machinery and equipment purchased for use in production of goods intended for sale in the amount of R$113,528. As prescribed under Brazilian tax legislation, these PIS/COFINS credits can be offset over a period of 4 years. According to the forecasts for realization over short and long-term periods these credits have been separated between taxes recoverable under current assets and noncurrent assets.

8. Income and Social Contribution Taxes

a) Deferred income tax and social contribution assets:

	2006	2005
	(Unaudited)
Tax losses for Corporate Income Tax (IRPJ) and negative results for Social Contribution (CSLL) purposes	109,340	121,815
Temporary differences:
Provision for contingencies	28,035	18,343

Calculation basis (taxable income)	137,375	140,158
Combined statutory tax rate (IRPJ 25% and CSLL 9%)	34%	34%

Deferred Income Tax and Social Contribution—long-term	46,707	47,654

The deferred income tax and social contribution assets arising from accumulated tax losses for income tax purposes, negative results for social contribution purposes and temporary differences are recognized accounting-wise by taking into consideration analysis of future book and tax results, backed up by economic-financial projections drawn up based on internal premises for production and sales and on current macro-economic and commercial scenarios that are periodically updated and approved by Company Management.

The recovery of the tax credits recorded as of December 31, 2006 based on projections of taxable results will occur as from 2008 and ending in 2013.

b) Income tax and social contribution reflected in results for the year:

	2006	2005
	(Unaudited)
Income (loss) before Income Tax and Social Contribution	37,816	(100,045)

Income Tax and Social Contribution at combined rate of 34%	(12,857)	34,015
Adjustments carried out to obtain effective rate:
Temporary differences	3,295	2,422
Other items	(1,197)	(7,256)

Income Tax and Social Contribution	(10,759)	29,181

Income Tax and Social Contribution
Current portion	(10,759)	—

Deferred portion	—	29,181

9. Property, Plant and Equipment

	Annual depreciation rates % (*)		Cost	Accumulated depreciation and depletion	2006 Net	2005 Net
					(Unaudited)
Land			238,779	—	238,779	146,619
Forests already formed and in formation	(	**)	373,680	100,922	272,758	239,070
Buildings, installations and improvements	4.7		588,559	45,142	543,417	436,899
Machinery and equipment	6		2,060,398	198,538	1,861,860	2,052,380
Furniture and fixtures	10		10,920	2,864	8,056	7,204
Vehicles	23.7		2,852	1,250	1,602	1,430
Computer equipment and systems	20		18,944	6,212	12,732	9,956
Other fixed assets	4.6		45,951	8	45,943	122,171

			3,340,083	354,936	2,985,147	3,015,729

(*)	Weighted average of annual depreciation rates.
(**)	The depletion of forests is calculated based on the area felled in each forest project, applying the percentage corresponding to the accumulated historical cost for formation of such forests.

Depreciation and depletion calculated in 2006 and 2005 have been appropriated as follows:

	2006	2005
	(Unaudited)
Cost of pulp	129,490	64,040
Cost of wood	36,084	26,677
Cost of forests	13,258	11,429
Cost of seedlings	160	266
Operating expenses	3,290	3,083

	182,282	105,495

10. Deferred Charges

	2006	2005
	(Unaudited)
Pre-operating organization and administrative expenditures	83,175	83,175
Net financial charges	20,977	20,977
Studies, projects and detailed drawings for the industrial plant	45,510	45,510
Effects of inflation and monetary restatement results, net	34,549	34,549
Other pre-operating expenses, net	4,719	4,719
Accumulated amortization	(78,916)	(60,023)

	110,014	128,907

The deferred charges refer to the pre-operating disbursements made upon implementation of the Company’s forestry project, which began operating in January of 2002, and the expenditures incurred in the economic viability study of the industrial project (pulp mill) that started operating at the beginning of 2005. The amortization expenses for the deferred assets for 2006 and 2005 have been appropriated to operating expenses.

11. Financing

	Amortization period	% annual interest rate (*)	2006	2005
			(Unaudited)
Foreign currency:
Financing for fixed assets—US$ 170,982 (2005— US$ 183,317)	2006 to 2015	LIBOR + interest of 0.4% to 1.45% p.a.	365,560	429,089

Brazilian currency:
Financing for fixed assets	2003 to 2014	TJLP plus interest of 1.0% to 3.5% p.a. and basket of currencies plus interest of 3.5% p.a.	1,421,319	1,430,149
Financing for harvesting activities (farm credit)	2007	Interest of 8.75% p.a.	5,054	5,092

			1,791,933	1,864,330
Portions falling due short-term (including interest payable)			(281,297)	(89,773)

Portions falling due long-term			1,510,636	1,774,557

Abbreviations:

TJLP—Brazilian Long-Term Interest Rate

LIBOR—London Inter-Bank Offered Rate

(*)	Weighted average of annual financing rates

The long-term portions are broken down by year of maturity as follows:

2006
(Unaudited)
2007	—
2008	261,398
2009	260,459
2010	249,061
2011 onwards	739,718

1,510,636

The financing structure for construction of the mill is characterized as follows:

a)	European Investment Bank (EIB)—US$ 80 million contract signed on December 19, 2003, bearing interest according to the LIBOR + 0.4% p.a., payable in 19 semi-annual installments as from September 2006.

b)	Nordic Investment Bank (NIB)—US$ 70 million contract signed December 17, 2003, bearing interest according to the LIBOR + 1.45% p.a., payable in 19 semi-annual installments beginning September 2006.

c)	Brazilian Development Bank (BNDES)—Contract in the amount of R$ 1,452,192 signed January 26, 2004, with sub-credits, subject to interest varying between 1.0% and 3.5% p.a. above the TJLP and 3.5% above the variable portion (basket of currencies), payable in up to 78 monthly installments as from December 2006. In 2006 a total of R$ 46,202 was released (2005—R$588,839).

Besides these lines of credit, in 2006 the Company contracted a Farm Credit operation from HSBC Bank Brasil S.A. on the order of R$15 million, relating to costs on its tree-harvesting activities, with maturity of 180 days (principal and interest), renewable for an equal period and bearing interest at the rate of 8.75 percent p.a.

In 2006 the Company amortized portions of its financing in the total amount of R$303,081 (2005—R$91,462) of the existing principal.

The operations contracted with BNDES are guaranteed by stockholders Aracruz Celulose and Stora Enso in proportion to their shares in the Company’s capital stock.

The financing funded from abroad are guaranteed as follows:

•	European Investment Bank (EIB)—Letter of guarantee from the bank supported by collateral signatures of Aracruz Celulose and Stora Enso, in conformity with the Company’s ownership structure.

•	Nordic Investment Bank (NIB)—Guarantees by stockholders Aracruz Celulose and Stora Enso, in proportion to their shares in the Company’s capital stock.

In addition, the financing funded from overseas sources feature restrictive covenants and economic-financial ratios that have to be achieved by the Company. When they are not, Management obtains from the creditors a “letter of waiver” in order for the debts not to be accelerated to short-term.

12. Stockholders’ Equity

a) Capital stock

As of December 31, 2006, the Company’s subscribed and paid-in capital is R$1,878,286 (2005—R$1,771,632), represented by 1,401,705,898 shares of registered common stock (2005—1,322,113,038) with the following ownership structure:

	2006	2005
	(Unaudited)
Stora Enso Treasury Amsterdam B.V. (overseas)	700,852,949	661,056,519
Aracruz Celulose S.A. (Brazil)	700,852,949	661,056,519

	1,401,705,898	1,322,113,038

b) Capital reserve—tax incentive

As described in Notes 1 and 3, in 2006 the Company accrued the federal income tax incentive under the ADENE program for the Northeast region of Brazil, in the amount of R$6,305. In 2005 tax benefits were recorded arising from reduction in payments of the state ICMS (DESENBAHIA) in the amount of R$2,411.

13. Financial Income

	2006	2005
	(Unaudited)
Expenses:
Bank expenses	71	117
Financial charges	384	193
Interest on domestic financing	130,098	50,769
Interest on foreign financing	21,912	11,669
Monetary variation—BNDES TJLP	17,669	—
Interest at benchmark Selic rate on tax obligations	2,872	416
Expenses on obtaining release of financings	940	1,668
Other financial expenses	4,357	8,270

	178,303	73,102

	2006	2005
Revenues:
Interest received or accrued	(1,071)	(974)
Yields from investments in marketable securities	(20)	(2,967)
Discounts obtained	(156)	(168)
Revenues on remunerated account	(397)	(3,194)
Exchange variation	(77,312)	(12,208)

	(78,956)	(19,511)

	99,347	53,591

14. Contingencies

There are a series of lawsuits of a tax, civil, labor and Social Security nature that have been filed against the Company. Based on the understanding of legal counsel in charge of following up on such cases, Management believes that most of the cases will result in an outcome favorable to the Company. Accordingly, as of December 31, 2006 a provision has been set up in the amount of R$18,526 (December 31, 2005—R$18,343) to cover the probable losses associated therewith. Also, as of December 31, 2006, there are additional cases underway involving contingencies on the order of R$12,047 (December 31, 2005—R$5,811) that do not require a book provision given the fact that the Company’s legal counsel considers that chances of success for Veracel’s interests are possible.

For part of these contingencies, the Company has made deposits in court in the amount of R$10,606 (December 31, 2005—R$9,703).

15. Supplementary Retirement Plan

The Company participates as co-sponsor of the pension fund known as the ARUS—Fundação Aracruz de Seguridade Social—, which is a supplementary retirement plan under the defined contribution methodology. Veracel makes voluntary contributions to this plan limited to 5% of its employees’ salaries.

The monthly contributions are based on calculations made by independent actuaries, for the formation of technical reserves. Company contributions in 2006 totaled R$1,393 (2005—R$636). Veracel has not provided for any other post-retirement benefits for its employees and retired pensioners.

16. Insurance

In view of the nature of its activities and the risks involved in its operations, it is Company policy to take out insurance coverage in amounts considered sufficient by Management to cover any damage claims filed. Owing to the level of synergy with its stockholders, Veracel keeps its policies in line with those taken out by its stockholder Aracruz Celulose S.A.

The operating risks policy in effect guarantees coverage for the Company’s entire industrial operation, including losses on material damages and business interruption. The total amount at risk guaranteed by this policy is US$1 billion, including inventories at the plant and the Belmonte Terminal.

In November 2005 the Company won a Highly Protected Risk (HPR) certificate for all its industrial plant, resulting in a reduction in its insurance premium costs. The certificate was granted by FM Global, a concern recognized around the world in the insurance market, and attested that the Company has a very low risk of its operations being interrupted due to industrial accidents, which has improved its performance with respect to insurers.

17. Financial Instruments

a) Risk management

Since Company sales are indexed to the U.S. Dollar, Management believes there is natural protection for its foreign currency denominated liabilities.

Veracel does not engage in any operations involving derivative financial instruments for speculative purposes. As of December 31, 2006, the Company had assets and liabilities denominated in U.S. Dollars in the total amount of US$37,513 and US$170,982 (December 31, 2005, assets of US$43,300 and liabilities of US$183,317), respectively, with no financial instruments to hedge against such exposure.

b) Market value

The book value of the Company’s financing is approximately equivalent to the market value, considering the volume of funds and the maturities involved in such operations.

18. Summary of certain differences between accounting practices adopted in Brazil (Brazilian GAAP) and generally accepted accounting standards in the United States of America (U.S. GAAP)

(a) Pre-operating costs

Under Brazilian GAAP all pre-operating costs that are expected to generate future economic benefits are capitalized and recorded as deferred assets.

Under U.S. GAAP pre-operating and start-up costs states, including any research and development costs should be expensed as incurred.

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

Under U.S. GAAP all exchange gains and losses are recorded in the statement of operations as incurred.

(e) Fiscal incentive

Under Brazilian GAAP fiscal incentives from the state government in the form of a value-added (“ICMS”) tax incentive—Desenvolve originating from a discount of up to 80% of the ICMS tax payable are recorded as credits directly to shareholders’ equity.

Under U.S. GAAP such fiscal incentives are recorded in income in the period in which the grants are received or become receivable.

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

Under U.S. GAAP, SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

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

Brazilian GAAP generally requires more disclosure than U.S. GAAP with respect to insurance coverage and parent company financial statements

*        *        *

VERACEL CELULOSE S.A.

SUPPLEMENTARY INFORMATION AS OF DECEMBER 31, 2006 AND 2005

(Expressed in thousands of Reais)

STATEMENT OF CASH FLOWS

	2006	2005
	(Unaudited)	(Unaudited)
Funds Provided by Operating Activities
Net income (loss) for the year	27,057	(70,864)
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation, amortization and depletion	201,175	122,492
Tax incentives	6,305	2,411
Provision for contingencies	1,327	7,123
Deferred income tax and social contribution	946	(29,181)
Transfer of tax credits	78,792	—
Financial expenses and monetary and exchange variation liabilities	96,732	59,481
Residual value of permanent assets written off	1,039	1,889

	413,373	93,351
Decrease (increase) in assets
Accounts receivable—trade	16,443	(94,760)
Accounts receivable from government agency	5,657	(73,499)
Inventories	(7,099)	(114,552)
Taxes recoverable	(111,478)	(34,624)
Other assets	4,834	(25,406)
Increase (decrease) in liabilities
Suppliers	(22,714)	(92,779)
Salaries and payroll taxes	4,194	14,912
Other liabilities	19,997	(1,029)

Cash generated by operating activities	323,207	(328,386)

Investing Activities
Additions to permanent assets
Property, plant and equipment	(258,256)	(612,137)
Deferred charges	—	(2,010)

Cash used in investing activities	(258,256)	(614,147)

Financing Activities
Financing
Additions	289,378	672,121
Amortization of principal	(303,080)	(91,462)
Payment of interest	(157,768)	(114,259)
Paying in of capital	106,654	320,219

Cash generated by financing activities	(64,816)	786,619

Net increase (decrease) in cash and marketable securities	135	(155,914)

Cash and cash equivalents at the beginning of the year	666	156,580

Cash and cash equivalents at the end of the year	801	666

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

Veracel Celulose S.A.

We have audited the accompanying balance sheet of Veracel Celulose S.A. as of December 31, 2005, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

(Expressed in thousands of reais)

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

(Expressed In thousands of reais)

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

(Expressed in thousands of reais)

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

(Expressed in thousands of reais)

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

VERACEL CELULOSE S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2004

(Expressed in thousands of reais, except as indicated otherwise)

1  Operations

Veracel Celulose S.A. is a closed capital company, jointly controlled by Aracruz Celulose S.A. (Aracruz Celulose) (50 percent) and Stora Enso Treasury Amsterdam B.V. (Stora Enso) (50 percent), and was incorporated on July 15, 1991. The Company’s corporate objectives are forestry, production, marketing, sale of paper, pulp, timber and providing sawing services as well as technical assistance and other services related to agriculture, farming and cattle-raising, implementation and maintenance of farms; as well as the exportion and importation of goods required for the performance of these activities.

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

As Veracel is located within an area covered by the Agency for the Development of the Northeast—ADENE, and considering that the pulp industry is a priority for local development (Decree No. 4213, of April 26, 2002), the Company, in 2005, was granted the benefit of a 75 percent reduction in income tax and additional taxes non refundable, on the taxable profits resulting from the installation of its industrial plant for the manufacturing of pulp. This benefit was granted with the authorization of the Founding Report No. 0321/2005 published by the Ministry of National Integration through ADENE, only remaining the acceptance by the Federal Internal Revenue Service.

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

Transactions with related parties, which represented 99 percent of the Gross sales revenues in 2005 and 2004, have been realized based on a shareholders’ agreement and have been settled periodically on the maturity dates.

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
		(Unaudited)
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

18	Summary of certain differences between accounting practices adopted in Brazil (Brazilian GAAP) and generally accepted accounting standards in the United States of America (U.S. GAAP)

(a) Pre-operating costs

Under Brazilian GAAP all pre-operating costs that are expected to generate future economic benefits are capitalized and recorded as deferred assets.

Under U.S. GAAP pre-operating and start-up costs states, including any research and development costs should be expensed as incurred.

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

Under U.S. GAAP all exchange gains and losses are recorded in the statement of operations as incurred.

(e) Fiscal incentive

Under Brazilian GAAP fiscal incentives from the state government in the form of a value-added (“ICMS”) tax incentive—Desenvolve originating from a discount of up to 80% of the ICMS tax payable are recorded as credits directly to shareholders’ equity.

Under U.S. GAAP such fiscal incentives are recorded in income in the period in which the grants are received or become receivable.

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

Under U.S. GAAP, SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, requires that public enterprises disclose certain information about segments on the basis that top management uses to allocate resources among segments and evaluate their performance.

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